Form 20-F
period 1997-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 1998-06-30
CIK 1000177

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[    ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ x ]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1997

                               OR

[    ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 Commission file number 0-96268


             NORDIC AMERICAN TANKER SHIPPING LIMITED

     (Exact name of Registrant as specified in its charter)

                             BERMUDA

         (Jurisdiction of incorporation or organization)

                           Cedar House
                          41 Cedar Ave.
                        P.O. Box HM 1179
                     Hamilton HM EX, Bermuda

            (Address of principal executive offices)

Securities registered or to be registered pursuant to Section
12(b) of the Act:  Common Shares, $.01 par value

Securities registered or to be registered pursuant to Section
12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $.01 par value     11,813,850

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes   X       No

Indicate by check mark which financial statement item the Registrant has elected to follow.

                        Item 17             Item 18   X

ITEM 1 - DESCRIPTION OF BUSINESS

General

         Nordic American Tanker Shipping Limited (the "Company") was incorporated on June 12, 1995, under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring, disposing, owning, leasing, and chartering three double hull Suezmax oil tankers (the "Vessels") and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing. The principal executive offices of the Company are located at: Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, and its telephone number is
(441) 295-2244.  See "Additional Information."

Ownership and Management of the Company Generally

         In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to September 30, 1997 (the "Exercise Date"), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dead weight tonne ("dwt") Suezmax tankers. The Vessels were built at the shipyards of Samsung Heavy Industries Co., Ltd. (the "Builder") in Korea.

         On the Exercise Date, all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new common shares, par value $.01 ("Common Shares"). There is a total of 11,813,850 outstanding Common Shares. Expenses in the total amount of approximately $337,000 related to the exercise of the Warrants have been deducted from the proceeds of the exercise.

         On October 6, 1997 the Company paid to BP Shipping
Limited (the "Charterer") for payment to the Builder a total of $119,490,000 for the final payment on the three Vessels.

         Pursuant to an agreement (the "Management Agreement") between the Company and the Manager, Ugland Nordic Shipping ASA
(the "Manager") provides certain management, administrative and advisory services to the Company.

Vessels owned by the Company

         Each Vessel acquired by the Company is a newly built, approximately 150,000 dwt double hull Suezmax oil tanker. The purchase price of each Vessel was approximately $56.9 million per

Vessel (the "Original Contract Price"). The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts"), which specifications were negotiated with the Builder by the Charterer on behalf of the Company. Pursuant to the Ship Construction Supervision Agreement between the Charterer and the Company (the "Supervision Agreement"), the Charterer supervised the construction of the Vessels on behalf of the Company. Under the Supervision Agreement, the Charterer bore and paid any amount by which the actual purchase price for any Vessel exceeded the Original Contract Price. The Charterer's obligations under the Supervision Agreement were guaranteed by The British Petroleum Company p.l.c. ("British Petroleum").

         Each Vessel is registered in Bermuda and flies the British flag.

Chartering Operations Commenced on September 30, 1997

         By their terms, each Vessel is chartered to the Charterer pursuant to separate "hell and high water" bareboat charters (the "Charters). The initial term of the Charters began on September 30, 1997 and will end after a period of seven years, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each Charter, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension. Commencing in October 1997, the Company's policy is to pay dividends to the holders of the Company's Common Shares, in amounts substantially equal to the amounts received by it under the Charters, less expenses.

         The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel").

         Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire is absolute, regardless whether there is loss or damage to a Vessel of any kind or whether such Vessel or any part thereof is rendered unfit for use or is requisitioned for hire or for title, and regardless of any other reason whatsoever. The Charterer is also obligated to indemnify and hold the Company harmless from all liabilities arising from the operation, design and construction of the Vessels prior to and during the term of the Charters, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company.

         The Charters will end approximately seven years after the Exercise Date, unless extended as noted above. At least six months prior to the end of the term (including any extension thereof) of a Charter, the holders of the Common Shares will be entitled to vote on a proposal to sell the related Vessel and to distribute the net proceeds of such sale to the holders of the Common Shares to the extent permitted under Bermuda law. The Board of Directors of the Company (the "Board") will make a recommendation as to that proposal, which recommendation may favor such sale or an alternative plan, such as the operation, rechartering or other disposition of the Vessel. The proposal to sell the Vessel and distribute the resulting net proceeds shall be adopted if approved by the holders of a majority of the Common Shares voting at the meeting called for such purpose.

Current Restrictions on Business

         The bye-laws of the Company provide that the Company may not engage in any business activities (until the later of the expiration or termination of the Charters) other than entering into, or becoming a party to, and enforcing its rights and performing its obligations under, (i) the Shipbuilding Contracts with the Builder for the construction of the Vessels, (ii) the Charters with the Charterer, and other agreements to charter, lease, sell or otherwise dispose of a Vessel upon the termination of a Charter, (iii) the Management Agreement with the Manager,
(iv) certain agreements relating to the underwriting, issuance and sale and listing of the Warrants and the Common Shares,
(v) U.K. finance lease arrangements involving the Charterer (which have not been entered into to date), and (vi) certain other agreements related to the foregoing. The Company may conduct any business permitted under Bermuda law, on an unrestricted basis, once all of the Charters are terminated. The Memorandum of Association and the bye-laws of the Company may be amended upon the affirmative vote of not less than two-thirds of the outstanding Common Shares.

Industry Conditions; Highly Cyclical Nature

         The amount of Additional Hire payable under the Charters, if any, as well as the ability of the Manager to sell or recharter a Vessel upon expiration or termination of the related Charter and the amount of any proceeds therefrom, will be dependent upon, among other things, economic conditions in the oil tanker industry. The oil tanker industry has been highly cyclical, experiencing volatility in profitability and vessel values resulting from changes in the supply of and demand for crude oil and in tanker capacity. The demand for tankers is influenced by global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, oil production, armed conflicts, port congestion, canal closures, embargoes and strikes, among other factors. In addition, the Company anticipates that the future demand for Suezmax oil tankers, such as the Vessels, also will be dependent upon continued economic growth in the United States and Canada, Continental Europe and the Far East. While many of the countries in each of these regions have experienced significant economic growth since 1993, there can be no assurance that this trend will continue. Adverse economic, political, social or other developments in these regions could have an adverse effect on the Company's business and results of operations. In addition, even if demand for crude oil grows in these areas, demand for Suezmax tankers may not necessarily grow or even remain constant. Demand for crude oil is affected by, among other things, general economic conditions, commodity prices, environmental concerns, taxation, weather and competition from alternatives to oil. Demand for the seaborne carriage of oil depends partly on the distance between areas that produce crude oil and areas that consume it and their demand for oil. The supply of tanker capacity is a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. Many of the factors influencing the supply of and demand for vessel capacity are outside the control of the Company, and the nature, timing and degree of changes in industry conditions are unpredictable. Furthermore, the amount of Additional Hire will be determined quarterly with reference to two round-trip trade routes between the Reference Ports. Therefore, the demand for oil in the areas of the United States serviced by such routes could have a significant effect on whether any Additional Hire would be payable and, if so, the amount that would be payable. There can be no assurance that Additional Hire will be payable for any quarter.

Fluctuations in Vessel Values

         General. The fair market value of oil tankers, including the Vessels, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of the Vessels at the termination of their respective Charters.

         Oversupply. Since the mid-1970s, there has been a substantial worldwide oversupply of crude oil carrying capacity, including Suezmax oil tankers. With certain exceptions for brief periods in 1989, 1990, 1991, the third quarter of 1995 and the third and fourth quarters of 1997, the tanker industry has generally experienced low charter rates. In addition, the market for secondhand tankers has generally been weak since the mid-1970s. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phaseout of many single hull tankers, significant deliveries of new Suezmax tankers would adversely affect market conditions.

Competition

         The tanker industry is highly fragmented, with the largest tanker owner owning no more than 5% of the world tanker fleet (by dwt). International seaborne oil and petroleum products transportation services are mainly provided by two types of operators: major oil company captive fleets (both private and state owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single voyage "spot charters") and long-term charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one-third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party Charterers in direct competition with independent owners and operators in the tanker charter market.

Environmental and Other Regulations

         The operation of the Vessels is affected by environmental protection laws and other regulations that are in effect at the time of such operation. Such laws and regulations are subject to extensive and material changes. Compliance with such laws and regulations may entail significant expenses, including expenses for ship modifications and changes in operating procedures. Although all such expenses are payable by the Charterer during the term of the Charters, such expenses could have an adverse effect on the Company at any time after the expiration or termination of a Charter or in the event the Charterer and British Petroleum (as the guarantor of the obligations of the Charterer) fail to make any such payment. Certain proposals in the United States for new regulatory requirements could create significant additional expenses in such event. In particular, certain legislation has been proposed that would, among other things, impose minimum wage requirements on foreign crews, impose restrictions on the use of foreign-flagged vessels (such as the Vessels) in United States trade and impose additional costs on operators of foreign-built vessels (such as the Vessels). The Company cannot predict the likelihood of any of this proposed legislation being enacted or the ultimate cost of complying with such legislation if enacted.

         In addition, although the United States Oil Pollution Act of 1990, as amended ("OPA"), limits the strict liability of owners, operators and charterers by demise i.e., bareboat charterers) of vessels (the "Responsible Parties") to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation) for removal costs and damages that result from a discharge of oil, these limits do not apply if the discharge is caused by gross negligence or willful misconduct, or the violation of an applicable U.S. federal safety, construction or operating regulation by a Responsible Party.

         Pursuant to regulations promulgated by the United States Coast Guard ("USCG"), Responsible Parties must meet financial responsibility requirements. The protection and indemnity associations ("P&I Associations"), which historically provided shipowners and operators financial assurance, refused to furnish evidence of insurance to Responsible Parties and therefore, Responsible Parties have obtained financial assurance from other sources at additional cost in the commercial market. While the Charterer will be responsible for compliance during the term of the Charters, the inability of the Company to comply with these regulations following the expiration or termination of the Charters would have an adverse effect on the Company's business and results of operations.

         The International Maritime Organization, an agency of the United Nations ("IMO") has adopted regulations that are designed to reduce oil pollution in international waters. In complying with OPA and the IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Additional laws and regulations may be adopted which could limit the ability of the Company to do business and which could have a material adverse effect on the Company's business and results of operations following the expiration or termination of a Charter.

         The operation of the Vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected the vessels. Although compliance with the ISM Code is the responsibility of the Charter during the term of the Charters, the Company would become primarily responsible for compliance with the ISM Code if the Charterer were to default in its obligations under the Charterers.

Risk of Loss and Liability Insurance

         General. There are a number of risks that will be associated with the operation of the Vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market and has also caused insurers to consider reducing available liability coverage. Pursuant to the Charters, the Charterer will bear all risks associated with the operation of the Vessels, including, without limitation, any total loss of one or more Vessels. The Charterer will also indemnify the Company, and British Petroleum guarantees such obligation, for all liabilities arising during the construction of the Vessels and the term of the Charters in connection with the design, construction and operation of the Vessels, including under environmental protection laws and regulations, other than liabilities arising from the Company's gross negligence or willful misconduct. However, the operation of any ocean-going vessel has an inherent risk of marine disaster, such as environmental mishaps, cargo and property losses or damage and business interruptions caused by mechanical failure, human error, political action in various countries, labor strikes, adverse weather conditions, loss of revenue during vessel off-hire periods and other circumstances or events. Any such circumstance or event could result in loss of revenues or increased costs.

         Pursuant to the Charters, the Charterer is the responsible party for securing all insurance coverage with respect to the Vessels. The Company expects that the arrangements to be made by the Charterer will adequately protect the Company against the accident-related risks involved in the conduct of its business and will provide appropriate levels of environmental damage and pollution insurance coverage, consistent with industry practice. Under the terms of the Charters, the Charterer may self-insure against certain risks.

         Hull and Machinery Insurance. The Charterer is entitled to self-insure the Marine (Hull and Machinery) risk on each Vessel. In event of loss, following full payments of charterhire under a Charter's "hell and high water" provisions, a lump sum payment will be made to the Company as additional charterhire on expiration of the Charter, based upon three independent shipbroker's evaluations of values of similar vessels at the expiry of the Charter.

         Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Charterer and the Company for its shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The Charterer has advised the Company that it has obtained unlimited coverage through P&I Associations, with the exception of oil pollution liability, which is only available up to $500 million per Vessel per accident, and that each of the Vessels has been entered into a P&I Association that is a member of the International Group of P&I Associations. As a member of a mutual association, the Charterer (and, under certain circumstances, the Company) will be subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association.

         Excess Oil Pollution Insurance. In addition to the $500 million of oil pollution insurance currently available through the P&I Associations, the Charterer has advised the Company that it has purchased from an insurer controlled by it $200 million of excess coverage for the Vessels for liabilities arising from oil pollution for a total coverage of $700 million per Vessel per incident or such other limit as may be commercially available from time to time.

         Following termination or expiration of the Charters, the Company intends to maintain hull and machinery insurance, including insurance for actual or constructive loss, war risk insurance and protection and indemnity insurance subject to customary deductibles and limitations. Insurance underwriters may require additional premiums for hull and machinery insurance and war risk insurance prior to any Vessel entering certain geographical areas. Although historically shipowners have been able to obtain such insurance, there can be no assurance that the Company will be able to procure sufficient insurance to cover the repair or replacement of any Vessel which is damaged or destroyed, or to cover the Company's liability in the event of a catastrophic marine or ecological disaster.

ITEM 2 - DESCRIPTION OF PROPERTY

         Other than its interests in the Vessels, the Company has no interest in any other property.

ITEM 3 - LEGAL PROCEEDINGS

         To the best of the Company's knowledge, no material legal proceedings involving the registrant or any directors, officers or affiliate of the registrant are currently pending and no such proceedings are known to be contemplated by any governmental authorities.

ITEM 4 - CONTROL OF REGISTRANT

         The Company is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government.

         The following table presents certain information regarding the current ownership of the Common Shares with respect to each person who is known by the Company to own more than 10% of the Company's outstanding Common Shares as of May 31, 1998.

                                    Number of       Percent
Name                              Shares Owned      of Class

Ugland Nordic Shipping ASA        1,762,471         14.9%

Schneider Capital Management, LP  2,307,900         19.67%

ITEM 5 - NATURE OF TRADING MARKET

         The primary trading market for the Common Shares is the American Stock Exchange (the "AMEX"), on which the Common Shares are listed under the symbol NAT. The secondary trading market for the Common Shares is the Oslo Stock Exchange (the "OSE"), also with the symbol NAT.

         The high and low bid prices for the Common Share
(Warrant before September 30, 1997), by quarter, in 1996 and 1997 are as follows:

                          AMX          AMX          OSE          OSE
                          Low          High         Low          High

For the quarter ended:

   March 31, 1996         USD 3 3/8    USD 4 3/8    NOK 21.00    NOK 23.00
   June 30, 1996          USD 3 1/4    USD 4 1/4    NOK 20.00    NOK 24.00
   September 30, 1996     USD 3 3/4    USD 4 3/4    NOK 22.00    NOK 27.00
   December 31, 1996      USD 3 3/4    USD 4 1/2    NOK 24.00    NOK 28.00
   March 31, 1997         USD 3 3/4    USD 4 5/8    NOK 24.00    NOK 30.00
   June 30, 1997          USD 3 5/8    USD 5        NOK 25.00    NOK 34.00
   September 30, 1997     USD 5        USD 7 5/8    NOK 35.00    NOK 48.00
   December 31, 1997      USD 16 3/8   USD 19 1/8   NOK 110.00   NOK 130.00

         These bid quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

         On December 31, 1997, the closing price of the Common
Share as quoted on the AMEX was USD 16 3/8, and as quoted on the OSE was NOK 110.00. On such date, there were 11,813,850 Common
Shares issued and outstanding.

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS
         AFFECTING SECURITY HOLDERS

         The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary
Authority, whose permission for the issue of the Common Shares was obtained.

         The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of the Common Shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of Common Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972.

         Subject to the foregoing, there are no limitations on the rights of owners of the Common Shares to hold or vote their shares. Because the Company has been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Common Shares, other than in respect of local Bermuda currency.

         In accordance with Bermuda law, share certificates may be issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

         The Company will take no notice of any trust applicable to any of its shares or other securities whether or not it had notice of such trust.

         As an "exempted company", the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

         There is a statutory remedy under Section 111 of the Companies Act 1981 which provides that a shareholder may seek redress in the Bermuda courts as long as such shareholder can establish that the Company's affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, this remedy has not yet been interpreted by the Bermuda courts.

         The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

ITEM 7 - TAXATION

         The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders.
No Bermuda tax is imposed on holders with respect to the sale or exchange of Common Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax or computed on any capital asset, appreciation or any tax in the nature of an estate, duty or inheritance tax, then the imposition of any such tax shall not be applicable. The assurance further provides that such taxes, and any tax in the nature of estate duty or inheritance tax, shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company until March 2016.

         There are no provisions of any reciprocal tax treaty between Bermuda and the United States affecting withholding.

ITEM 8 - SELECTED FINANCIAL INFORMATION

         The following selected financial information has been derived from the Company's balance sheet as of December 31, 1997, December 31, 1996 and December 31, 1995 and Income Statement for the period January 1, 1996 through December 31, 1997, which have been derived from the Financial Statements of the Company which are included herein and which have been audited by Deloitte & Touche, independent auditors, whose report thereon is also included herein. The balance sheet information provided below should be read in conjunction with the accompanying Financial Statements and the related notes thereto, and the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations herein.

                     SELECTED FINANCIAL DATA
                DECEMBER 31, 1997, 1996 AND 1995

ASSETS                              1997            1996          1995
Cash and cash on deposit      $       19,499  $      83,275   $     497,953
Deferred Management Fee                  ---        111,644         361,644
Prepaid Insurance                     95,836        180,000             ---
Vessels under construction               ---     51,224,760      51,224,076
Bare-boat hire receivable          1,499,380            ---             ---
Vessels                          169,068,163            ---             ---

  Total Assets                   170,682,878     51,599,679      52,084,357
                                 ===========    ===========      ==========

LIABILITIES
Dividend payable                   1,181,385            ---             ---

SHAREHOLDERS EQUITY:

Total equity                  $  170,682,878  $  51,599,679   $  52,084,357
                                ============     ==========     ===========

                   INCOME STATEMENT INFORMATION YEAR ENDED
              DECEMBER 31, 1997, 1996 AND PERIOD JUNE 12, 1995
                          THROUGH DECEMBER 31, 1995

Revenue                       $    5,265,880  $         ---   $         ---
Ship brokers commission               47,081            ---             ---
Management Fee expense            (461,674)*      (250,000)       (138,356)
Depreciation                     (1,707,807)            ---             ---
Other fees and expense                            (180,000)         (4,330)
                              ---------------------------------------------
Net Operating income               3,049,318            ---             ---
Net Financial items                  147,174            ---             ---
Net Profit (loss)             $    3,196,492  $    (43,0000   $   (142,686)
                                 ===========     ==========      ==========

 * includes miscellaneous administrative costs.

   ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

Overview

         On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. There is a total of 11,813,850 common shares in issue. Expenses in the total amount of approximately $371,000 related to the Exercise of the Warrants have been deducted from the proceeds of the exercise.

         On October 6, 1997 the Company paid to the Charterer for payment to the builder a total of $119,490,000 for final payment of the three Vessels.

         The Charterer has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and
(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears commencing in January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

         On September 30, 1997 the Company received $3,766,500 in minimum Charter Hire from the Charterer for the period from September 30 up to December 31, 1997. In January 1998 the Brokers Panel determined that the Additional Hire for the period September 30 to December 31, 1997 was $5,374 per day per Vessel. The total Charter Hire for the period was thus $5,265,880 or $18,874 per day per Vessel (T/C equivalent of $27,374 per day per Vessel)

         On December 31, 1997 the Company received $3,645,000 in minimum Charter Hire from the Charterer for the period from January 1 up to March 31, 1998.

Results of Operations

         The Company had no revenue for the period from January 1, 1997 through September 30, 1997. After the Exercise Date its revenues consists of the charterhire payable under the Charters. The Company's revenues from the charterhire for the period September 30, 1997 to December 31, 1997 came from the minimum hire at the Base Rate of $3,766,500 ($13,500 per day per Vessel) and Additional Hire of $1,499,380 ($5,374 per day per Vessel). Total charterhire for the period from September 30 to December 31 was $5,265,880.

         Net costs including interest income during the report period were $2,069,388 of which three months depreciation of the Vessels constitutes $1,707,807.

Liquidity and Capital Resources

         Total assets and total shareholders' equity of the Company at December 31, 1997 was $170,682,878 compared to $51,599,679 at December 31, 1996. The change was due to the net proceeds from the exercise of Warrants and the charterhire for the first three months received from the Charterer and accrued result.

Dividend payment

         Based on the Base Rate for the first period from September 30 to December 31, 1997, the Board of Directors declared on October 14, 1997 a dividend payment of $0.30 per Common Share in the Company. The dividend payment of a total of $3,544,155 was made on November 10, 1997. Based on the determined Additional Hire of $1,499,380 from the first period in 1997 and the minimum Base Rate for the second period from January 1 to March 31, 1998, the Board of Directors declared in January 1998 a dividend of $1,181,385 ($0.10 per share) and $3,544,155 ($0.30 per share) respectively. The total dividend payment made on February 10, 1998 was thus $4,725,540 ($0.40 per share).

         Total dividend for the year 1997 was $4,725,540.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Senior Management of the Company and the Manager

         Pursuant to the Management Agreement, the Manager provides management, administrative and advisory services to the Company with respect to the Vessels.

         Set forth below are the names and positions of the directors and executive officers of the Company and the Manager. Directors of both the Company and the Manager are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.

                           The Company

    Name                        Age    Position

    Herbjorn Hansson            50     Director and President
    John D. Campbell            55     Director and Secretary
    Niels Erik Feilberg         36     Vice President and
                                         Treasurer
    Tharald Brovig              55     Director
    Hon. Sir David Gibbons      70     Director
    George C. Lodge             70     Director
    Axel Stove Lorentzen        45     Director
    Andreas Ove Ugland          43     Director

                           The Manager

    Name                        Age    Position

    Arve Andersson              43     Director
    Eivind H. Astrup                   Director
    Herbjorn Hansson            50     Director; President and
                                         Chief Executive Officer
    Axel Stove Lorentzen        45     Director
    Tharald Brovig              55     Director
    Njal Hansson                55     Director
    Chris Rytter Jr.            42     Director
    Andreas Ove Ugland          43     Director; Chairman

         Certain biographical information with respect to each director and executive officer of the Company and the Manager is set forth below.

         Herbjorn Hansson has been President and Chief Executive Officer of the Company and of the Manager since July 1995 and September 1993, respectively, and has served as a director of the Manager since its organization in June 1989 and as a director of the Company since July 1995. Mr. Hansson formerly served as the Chairman of the Board of the Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Tanker Owners and independent operators, from 1975-1980. He was an officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988.

         John D. Campbell has been Secretary of the Company and a director of the Company since July 1995. Mr. Campbell has been the Senior Partner of the law firm of Appleby, Spurling & Kempe, Bermuda counsel to the Company, since December 1987.
Mr. Campbell has also served as a director of ADT Limited, from

September 1984 to August 1991 and Sea Containers Limited since
February 1980.

         Niels Erik Feilberg has been Vice President and
Treasurer of the Company since July 1995 and has been Vice
President of Finance of the Manager since 1994. He worked in the Treasury Department of Anders Jahre/Kosmos Group from 1987 and in the same area in the Skaugen Group from 1989 to the end of 1993.

         Tharald Brovig has been a director of the Company since
July 1995 and has been a director of the Manager since its organization in June 1989.

         Sir David Gibbons has been a director of the Company since September 1995. Sir David served as the Prime Minister of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954.

         George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

         Axel Stove Lorentzen has been a director of the Company since September 1995. Mr. Lorentzen has also served as a director and Chairman of the Manager since May 1991 and September 1993, respectively, a director and Chairman of Lorentzen & Stemoco A/S since January 1981 and November 1994, respectively, and as a director of Skipskredittfereningen AIS since March 1988. Mr. Lorentzen formerly served as a director of Grand Hotel AIS from May 1986 to October 1993 and a director of Belships Company Ltd. Ships A/S from February 1984 to June 1993.

         Njal Hansson has been a director of the Manager since its organization in June 1989. Mr. Hansson is a private investor and owns the company Siving, Njal Hansson A/S is a company engaged in the importing and distribution of consumer electronics in Norway. Mr. Hansson is the brother of Herbjorn Hansson.

         Arve Andersson has been a director of the Manager since
June 1996.  Mr. Andersson is a director of Andreas Ugland & Sons
A.S.

         Eivind Astrup has been a director of the Manager since
December 1997. Mr. Astrup is the President of Seabulk AS, a shipowning company in Norway.

         Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding Plc, an investment company listed on the London Stock Exchange. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group.

         Chris Rytter Jr. has been a director of the Manager since May 1996. Mr. Rytter is Managing Director of
L. Giil-Johannessen AS and is also Chairman of Seabulk a.s.

Management Agreement

         General. Under the Management Agreement between the Manager and the Company, the Manager is required to manage the day to day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by the Board. The Management Agreement will terminate fourteen years after the Exercise Date, unless earlier terminated pursuant to the terms thereof, as discussed below.

         Management Fee and Other Expenses. The Manager receives for its services under the Management Agreement a Management Fee equal to $250,000 per annum. The Management Fee for the period from October 1, 1997 through December 31, 1997 was paid on the date that Common Shares were issued in respect of the exercise of the Warrants. Commencing on January 1, 1998, the Management Fee shall be paid quarterly in advance on each January 1, April 1, July 1 and October 1. In September 1995, pursuant to the Management Agreement, the Company paid to the Manager the sum of approximately $1.85 million as a commencement fee from the proceeds of the Offering. Such commencement fee was paid in consideration of certain of the Manager's activities on behalf of the Company taken prior to the consummation of the Warrants offering.

         Pursuant to the Management Agreement, the Manager is required to pay from the Management Fee and on behalf of the Company all of the Company's expenses, including the Company's directors' fees; provided, however, that the Manager is not obligated to pay, and the Company is required to pay from its own funds (i) all expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with (A) any litigation commenced by or against the Company, (B) any investigation by any governmental, regulatory or self-regulatory authority involving the Company, the Warrants offering or the exercise of the Warrants, (ii) all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance, (iii) all costs in connection with the administration and exercise of the Warrants and the registration and listing of the Common Shares underlying the

Warrants, and (iv) commissions payable by the Company to shipbrokers in connection with its acquisition of the Vessels.

         Notwithstanding the foregoing, the Manager will have no liability to the Company under the Management Agreement for errors of judgment or negligence other than its gross negligence or willful misconduct.

         In connection with the Management Agreement, the Charterer has agreed to reimburse the Manager in the event that expenses borne by the Manager under the Management Agreement exceed an agreed amount.

         Expiration of Charters. In the event the Charterer shall notify the Company that it will not extend or renew a Charter for a Vessel, the Manager is required under the Management Agreement to analyze the alternatives available to the Company for the use or disposition of such Vessel, including the sale of such Vessel and the distribution of the proceeds to the Company's shareholders, and to report to the Board with its recommendations and the reasons for such recommendations at least six (6) months before the expiration of such Charter. If directed by the Company's shareholders to sell a Vessel, the Manager is required upon the Board's request to solicit bids for the sale of such Vessel for presentation to the Board. In such case, the Manager will be obligated to recommend the sale of the Vessel to the highest bidder. The Manager will receive a commission equal to 1% of the net proceeds of such sale. Alternatively, the Manager is required to attempt to recharter the Vessel on an arms-length basis upon such terms as the Manager deems appropriate, subject to the approval of the Board. The Manager will receive a commission equal to 1.25% of the gross freight earned from such rechartering. In either case, the Manager may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as the Manager deems appropriate.

         If, upon the expiration of a Charter, the Company undertakes any operational responsibility with respect to the related Vessel and requests the Manager to perform any of such responsibility on the Company's behalf, the parties are obligated to negotiate a new fee and expense arrangement. If the parties are unable to reach a new fee and expense arrangement, either party may terminate the Management Agreement on 30 days' notice to the other party.

         Termination. In addition to the circumstance set forth above, the Company may terminate the Management Agreement at any time upon 30 days' notice for any reason upon the affirmative vote of the holders of two-thirds of the outstanding Common Shares; provided, however, that the Management Agreement may be terminated immediately during the one-year period commencing on the issuance of Common Shares pursuant to the Standby Agreement upon the affirmative vote of the holders of a majority of the outstanding Common Shares so long as Silver Island or another wholly-owned subsidiary of Rabobank holds a majority of the outstanding Common Shares at the time of such vote. The Management Agreement will also terminate automatically in the event of the Manager's material breach thereof, the failure of the Manager to maintain adequate authorization to perform its duties thereunder, the Manager's insolvency or in the event that it becomes unlawful for the Manager to perform its duties thereunder. Upon any termination of the Management Agreement, the Manager is required to promptly wind up its services thereunder in such a manner as to minimize any interruption to the Company's business and submit a final accounting of disbursed and undisbursed funds to the Company. The Company believes that in the case of any termination of the Management Agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although there can be no assurance that such alternative arrangement would not cause the Company to incur additional cash expenses.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

         Pursuant to the Management Agreement, the Manager will pay from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $60,000 per annum. A total of $60,000 was paid to the Company's officers and directors as a group in 1997.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         The Manager owns 1,762,471 Common Shares in the Company as of the date hereof and is party to the Management Agreement with the Company, pursuant to which the Manager is entitled to a management fee of $250,000 per annum.

         Sir David Gibbons, who is a director of the Company, is also Chairman of the Bank of N.T. Butterfield and Son Limited
("Butterfield"). Butterfield serves as the co-registrar and co-transfer agent for the Common Shares and the Warrants.

ITEM 17.  FINANCIAL STATEMENTS

         See pages F-1 through F-7, which are attached hereto and incorporated herein.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

         The following financial statements, together with the report of Deloitte & Touche LLP thereon, are filed as part of this annual report:

Index to Financial Statements

                                                         Page

     Independent Auditors' Report                        F-1

     Financial Statements:
     Balance Sheets as of December 31, 1997
     and December 31, 1996                               F-2

     Statement of Operations for the Periods
     ended December 31, 1997 and
     December 31, 1996 and 1995                          F-3

     Statement of Shareholder's Equity for
     the Periods ended December 31, 1997
     through December 31, 1996 and 1995                  F-4

     Statement of Cash Flows for the Period
     January 1, 1996 through December 31, 1996           F-5

     Notes to Financial Statements                       F-6

Deloitte & Touche


Radhusgt. 1, PO. Box 35
3101 Tonsberg, Norway
Telephone: (47) 33 30 06 00
Facsimile: (47) 33 30 06 06



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Nordic American Tanker Shipping Limited
Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Limited as of December 31, 1997 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nordic American
Tanker Shipping Limited as of December 31, 1997 and the results of its operations and its cash flows for the year ended
December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche
April 15, 1998

Deloitte Touche
Tohmatsu
International

                  BALANCE SHEETS AT DECEMBER 31
                        (in U.S. Dollars)

ASSETS                                 1997              1996

Current assets

Bank deposits              note 2       19,499            83,275
Bare-Boat-hire receivable            1,499,380                 0
Deferred Management Fee                      0           111,644
Prepaid insurance                       95,836           180,000
                                  ------------        ----------

Total current assets                 1,614,715           374,919
                                  ------------        ----------
Long-term assets

Vessels                    note 1  169,068,163        51,224,760
                                  ------------        ----------
TOTAL ASSETS                       170,682,878        51,599,679
                                  ============        ==========

LIABILITIES AND EQUITY

Liabilities

Dividend payable                    1,181,385                  0
                                  ------------        ----------

Equity

Share capital (11,813,850
  shares @ 0.01)                       118,138            12,822
Legal reserves                     169,383,355        51,586,857
                                   -----------        ----------

Total equity                       169,501,493        51,599,679
                                   -----------        ----------

TOTAL LIABILITIES AND
EQUITY                             170,682,878        51,599,679
                                   ===========        ==========

                     STATEMENT OF OPERATIONS
                        (in U.S. Dollars)

                                           December 31

                                    1997                  1996

Bare-Boat-hire                       5,265,880                 0
Commission paid                       (47,081)                 0
                                    ----------        ----------

Net income                           5,218,799                 0
                                   -----------        ----------

Administration costs                 (461,674)         (430,000)
Depreciation               note 1  (1,707,807)                 0
                                   -----------        ----------

Net operating income                 3,049,318         (430,000)
                                   ===========        ==========

Financial income / expenses

Interest income                        147,504                 0
Bank charges                             (330)                 0
                                   -----------        ----------

Net financial income                   147,174                 0
                                   -----------        ----------

NET PROFIT FOR THE YEAR              3,196,492         (431,000)
                                   ===========        ==========

Allocation of current year
  net profit

Dividend paid as of
  December 31, 1997                (3,544,155)                 0
Dividend accrued as of
  December 31, 1997                (1,181,385)                 0
Transfer from legal reserves         1,529,048                 0

                     STATEMENTS OF SHAREHOLDER'S EQUITY
                    YEAR ENDED DECEMBER 31, 1997 AND 1996


                                   Common Stock          Class B Stock

                               Issued             Issued             Legal
                               Shares     Amount  Shares  Amount     Reserves
                               ______     ______  ______  ______     ________

BALANCE DECEMBER 31, 1995      82,237       822   12,000   12,000   52,071.535
Net loss 1996                                                         -430,000
Warrant issue cost                                                     -54,678

______________________________________________________________________________

BALANCE DECEMBER 31, 1996      82,237       822   12,000   12,000   51,586,857
______________________________________________________________________________

Repurchase of B Stock                            -12,000  -12,000

Exercise of Warrants to
Common Stock               11,731,613   117,316                    119,662,453
Common stock issue cost                                               -336,907
Transfer from legal reserves to
  dividend                                                          -1,529,048

______________________________________________________________________________

BALANCE DECEMBER 31, 1997  11,813,850   118,138        0        0  169,383,355

                     STATEMENT OF CASH FLOWS

                                           1997         1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)                    $    3,196,492  $  (430,000)
Dividends                            $  (4,725,540)  $          0
Depreciation                         $    1,707,807  $          0
Increase in receivables
and payables                         $    (122,187)  $     70,000
                                      -------------   -----------

Net cash used in operating
activities                           $       56,572  $  (360,000)
                                      -------------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in vessels                $(119,551,210)  $          0
                                      -------------   -----------

Cash flows used in investing
  activities            $            (119,551,210)   $          0
                                      -------------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock   $  119,430,862  $          0
Additional warrant issuance cost     $            0  $   (54,678)
                                     -------------    -----------

Cash flows provided by financing
  activities                         $  119,430,862  $   (54,678)
                                     --------------   -----------

NET (DECREASE) INCREASE IN CASH      $     (63,776)  $  (414,678)

CASH AND CASH EQUIVALENT, BEGINNING
  OF YEAR                            $       83,275  $    497,953
                                     --------------   -----------

CASH AND CASH EQUIVALENT,
  END OF YEAR                        $       19,499  $     83,275
                                      =============   ===========

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS
PERIOD JANUARY 1, 1997 THROUGH DECEMBER 31,1997
_______________________________________________



Note 1 : Depreciation

Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years.

                   Cost price                     Booked value
Vessels            1997            Depreciation   Dec. 31, 1997
-------            ----------      ------------   -------------

BRITISH HARRIER     56,926,900       (569,269)     56,357,631

BRITISH HAWK        56,926,900       (569,269)     56,357,631

BRITISH HUNTER      56,922,170       (569,269)     56,352,901
_______________    ___________     ___________    ___________

Total              170,775,970     (1,707,807)    169,068,163


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash and Cash on Deposit - Cash and cash on deposit consists of all cash and demand deposits with a maturity of three months or less.

    Income and Expenses - The Company accounts for all income and expenses using the accrual method of accounting.

    Income taxes - The Company is not subject to taxation in the United States of America.


3.  RELATED PARTY TRANSACTION

    The Company has entered into a management agreement with Ugland Nordic Shipping ASA (UNS) under which UNS will provide certain administrative, management and advisory services to the Company for an amount of $250,000 per year. In addition, a fee of $1.85 million was in 1995 paid by the Company to UNS on the date of the issuance of the warrants in consideration for certain of UNS' previous activities on behalf of the Company prior to the consummation of the offering.

    This fee was included as part of the offering costs in 1995.




















































                               F-7
01318005.AA7

                                                        Document with which
Designation                                            Filed and Designation
of Exhibit in                                             of such Exhibit
this Form 20-F        Description of Exhibit              in that Document

1.1             Bye-Laws of the Nordic American       Exhibits to Amendment
                Tanker Shipping Limited (the          No. 2 to Form F-1;
                "Company") as adopted on              Exhibit 3.2
                September 13, 1995

2.1             Memorandum of Association of the      Exhibits to Form F-1
                Company                               of the Company dated
                                                      August 28, 1995 ("Form
                                                      F-1"); Exhibit 3.1

2.2             Underwriting Agreement dated          Exhibits to Amendment
                September 14, 1995 among the          No. 2 to Form F-1;
                Company, Lazard Freres & Co.          Exhibit 3.1
                LLC., as Underwriter (the
                "Underwriter"), and Nordic
                American Shipping A/S ("NAS")

2.3             Warrant Agreement dated               Exhibits to Form F-1;
                September 19, 1995 between            Exhibit 4.1
                the Company and Chemical Mellon
                Shareholder Services LLC, as
                warrant agent

2.4             Shipbuilding Contract between the     Exhibits to Form F-1;
                Company, Samsung Corporation          Exhibit 10.1
                ("Samsung") and Samsung Heavy
                Industries Co., Ltd (the
                "Builder") relating to Hull
                No. 1191

2.4.1           Schedule and Exhibits to              Exhibits to Form F-1;
                Shipbuilding Contract between         Exhibit 10.1
                the Company, Samsung and the
                Builder relating to Hull No. 1191

2.5             Shipbuilding Contract dated           Exhibits to Form F-1;
                September 15, 1994 among the          Exhibit 10.1
                Company, Samsung and the Builder
                relating to Hull No. 1192

2.5.1           Schedule and Exhibits to              Exhibits to Form F-1;
                Shipbuilding Contract dated           Exhibit 10.1
                September 15, 1995 among the
                Company, Samsung and the Builder
                relating to Hull No. 1192

2.6             Shipbuilding Contract,                Exhibits to Form F-1
                dated September 15, 1995 among the    Exhibit 10.1
                Company, Samsung and the Builder
                relating to Hull No. 1193

2.6.1           Schedule and Exhibits to              Exhibits to Form F-1;
                Shipbuilding Contract, dated          Exhibit 10.1
                September 15, 1995 among the
                Company, Samsung and the Builder
                relating to Hull No. 1193

                                                        Document with which
Designation                                            Filed and Designation
of Exhibit in                                             of such Exhibit
this Form 20-F        Description of Exhibit              in that Document

2.7             Ship Construction Supervision         Exhibits to Form F-1;
                Agreement, dated September 19,        Exhibit 10.2
                1995 between the Company and the
                British Petroleum Company p.l.c.
                ("BP")

2.8             Bareboat Charter Party, dated as      Exhibits to Form F-1;
                of September 19, 1995, between        Exhibit 10.3
                the Company and BP Shipping
                Limited ("BPS"), relating to Hull
                No. 1191

2.9             Bareboat Charter Party, dated as      Exhibits to Form F-1;
                of September 19, 1995, between        Exhibit 10.3
                the Company and BPS, relating to
                Hull No. 1992

2.10            Bareboat Charter Party, dated as      Exhibits to Form F-1;
                of September 19, 1995, between        Exhibit 10.3
                the Company and BPS, relating to
                Hull No. 1993

2.11            Guaranty, dated September 19,         Exhibits to Form F-1;
                1995, made by BP in favor of the      Exhibit 10.4
                Company

2.12            Standby Agreement, dated              Exhibits to Form F-1;
                September 19, 1995, between            Exhibit 10.5
                Silver Island Corporation, N.V.
                ("Silver Island") and the Company

2.13            Guaranty, dated September 19,         Exhibits to Form F-1;
                1995, made by Cooperative Centrale    Exhibit 10.7
                Raiffersen Boerenleenbank, B.A.,
                "Rabobank Nederland" ("Rabobank")
                in favor of the Company

2.14            Registration Rights Agreement,        Exhibits to Form F-1;
                dated as of September 19, 1995,       Exhibit 10.6
                between the Company and Silver
                Island

2.15            Management Agreement, dated as of     Exhibits to Form F-1;
                September 19, 1995 between the        Exhibit 10.8
                Company and NAS

2.16            Participation Agreement, dated as     Exhibits to Form F-1;
                of September 19, 1995, among the      Exhibit 10.9
                Company, NAS, BP, BPS, Rabobank
                and Silver Island

                                                        Document with which
Designation                                            Filed and Designation
of Exhibit in                                             of such Exhibit
this Form 20-F        Description of Exhibit              in that Document

2.17            Security Assignment, dated            Exhibits to Form F-1;
                September 19, 1995 made by the        Exhibit 10.10
                Company in favor of Samsung and
                the Builder

2.18            Assignment, dated September 19,       Exhibits to Annual
                1995, made by the Company in          Report on Form 20-F
                favor of BPS                          dated June 11, 1996;
                                                      Exhibit 2.18

2.19            Subordination Agreement, dated as     Exhibits to Form F-1;
                of September 19, 1994, among the      Exhibit 10.11
                Company, BP, BPS, NAS, Silver
                Island, Rabobank and the
                Underwriter














* Exhibit filed herewith.
                                      3
01318005.AA7

                           SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

         NORDIC AMERICAN TANKER
          SHIPPING LIMITED


         By:  /s/ Herbjorn Hansson
                Herbjorn Hansson
                President


Dated:  June 29, 1998



































01318005.AA7