Form 20-F/A
period 1997-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 1998-12-18
CIK 1000177

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     AMENDMENT TO FORM 20-F
(Mark One)
[    ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

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

Deloitte & Touche


Radhusgt. 1, PO. Box 35
3101 Tonsberg, Norway
Telephone: (47) 33 30 06 00
Facsimile: (47) 33 30 06 06



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Nordic American Tanker Shipping Limited
Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Limited as of December 31, 1997 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1997 in accordance with US GAAP. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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


/s/ Deloitte & Touche
April 15, 1998

Deloitte Touche
Tohmatsu
International

                  BALANCE SHEETS AT DECEMBER 31
                        (in U.S. Dollars)

ASSETS                                 1997              1996

Current assets

Bank deposits              note 2       19,499            83,275
Cash and Cash on Deposit   note 2    3,664,499            83,275
Bare-Boat-hire receivable            1,499,380                 0
Deferred Management Fee                      0           111,644
Prepaid insurance                       95,836           180,000
                                  ------------        ----------

Total current assets        1,614,7155,259,715           374,919
                                  ------------        ----------
Long-term assets

Vessels                    note 1  169,068,163        51,224,760
                                  ------------        ----------
TOTAL ASSETS               170,682,878174,327,878     51,599,679
                                  ============        ==========

LIABILITIES AND EQUITY

Liabilities[A

Prepaid hire               note 2    3,645,000
Dividend payable                     1,181,385                 0
                                  ------------        ----------

Equity

Share capital (11,813,850
  shares @ 0.01)                       118,138            12,822
Legal reserves                     169,383,355        51,586,857
                                   -----------        ----------

Total equity                       169,501,493        51,599,679
                                   -----------        ----------

TOTAL LIABILITIES AND
EQUITY                     170,682,878174,327,878     51,599,679
                                   ===========        ==========

                     STATEMENT OF OPERATIONS
                        (in U.S. Dollars)

                                           Year Ended
                                          December 31,

                                    1997                  1996

Bare-Boat-hire                       5,265,880                 0
Commission paid                       (47,081)                 0
                                    ----------        ----------

Net income                           5,218,799                 0
                                   -----------        ----------

Administration costs                 (461,674)         (430,000)
Depreciation               note 1  (1,707,807)                 0
                                   -----------        ----------

Net operating income       note 2    3,049,318         (430,000)
                                   ===========        ==========

Financial income / expenses

Interest income                        147,504                 0
Bank charges                             (330)                 0
                                   -----------        ----------

Net financial income                   147,174                 0
                                   -----------        ----------

NET PROFIT FOR THE YEAR              3,196,492         (431,000)
                                   ===========        ==========

Allocation of current year
  net profit

Dividend paid as of
  December 31, 1997                (3,544,155)                 0
Dividend accrued as of
  December 31, 1997                (1,181,385)                 0
Transfer from legal reserves         1,529,048                 0
Earnings per share                         .27                 0

                     STATEMENTS OF SHAREHOLDER'S EQUITY
                    YEAR ENDED DECEMBER 31, 1997 AND 1996


                                   Common Stock          Class B Stock

                               Issued             Issued             Legal
                               Shares     Amount  Shares  Amount     Reserves
                               ______     ______  ______  ______     ________

BALANCE DECEMBER 31, 1995      82,237       822   12,000   12,000   52,071.535
Net loss 1996                                                         -430,000
Warrant issue cost                                                     -54,678

______________________________________________________________________________

BALANCE DECEMBER 31, 1996      82,237       822   12,000   12,000   51,586,857
______________________________________________________________________________

Repurchase of B Stock                            -12,000  -12,000

Exercise of Warrants to
Common Stock               11,731,613   117,316                    119,662,453
Common stock issue cost                                               -336,907
Transfer from legal reserves to
  dividendother equity (1)
    Net Income                                                       3,196,492
    Dividends                                                       -4,725,540
                                                                    -1,529,048

______________________________________________________________________________

BALANCE DECEMBER 31, 1997  11,813,850   118,138        0        0  169,383,355


(1) This is the amount that the Company paid out of equity for dividends. As the Company distributes all available cash, its distributions may exceed its net profit.

                           STATEMENT OF CASH FLOWS

                                           1997                1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)                    $    3,196,492            $  (430,000)
Dividends                            $  (4,725,540)            $          0
Depreciation                         $    1,707,807            $          0
Increase in receivables
and payables                         $    (122,187)
                                          2,341,428            $     70,000
                                      -------------             -----------

Net cash used in operating
activities                           $       56,572            $  (360,000)
                                          7,245,727
                                      -------------             -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in vessels                $(119,551,210)            $          0
                                      -------------             -----------

Cash flows used in investing
  activities                         $(119,551,210)            $          0
                                      -------------             -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock   $  119,430442,862         $         0
Additional warrant issuance cost     $            0            $   (54,678)
Dividends paid                       $  (3,544,155)

                                     -------------              -----------

Repurchase of B stock                      (12,000)
                                     --------------             -----------

Cash flows provided by financing
  activities                         $119,430,86215,886,707    $   (54,678)
                                     --------------             -----------

NET (DECREASE) INCREASE IN CASH      $(63,776)3,581,224        $  (414,678)

CASH AND CASH EQUIVALENT, BEGINNING
  OF YEAR                            $       83,275            $    497,953
                                     --------------             -----------

CASH AND CASH EQUIVALENT,
  END OF YEAR                        $19,4993,664,499          $     83,275
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

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash and Cash on Deposit - Cash and cash on deposit consists of all cash and demand deposits with a maturity of three months or less, including prepaid hire. Prepaid hire represents cash received in advance from the Charterer for future services to be provided. Related revenue is recognized only when the related services have been rendered.

    Income and Expenses - The Company accounts for all income and expenses using the accrual method of accounting.

    Income taxes - The Company is not subject to taxation in the United States of America.

    Impairment of long-lived assets - The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, goodwill related to those assets to be held and used and long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.
    The adoption of SFAS 121 has had no effect on the Company's financial position or results of operations. If the events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, the Company will compare the asset's carrying amount to the expected future undiscounted cash flows from using the asset and its eventual disposition. If the carrying amount exceeds the undiscounted cash flows, the Company will record an impairment loss for the amount by which the asset's carrying amount exceeds its fair value.

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
























                               F-7
01318005.AA79

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














* Exhibit filed herewith.
                                      3
01318005.AA79

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



































01318005.AA79