Form 20-F
period 1999-01-30
NORDIC AMERICAN TANKER SHIPPING LTD
filed 1999-05-03
CIK 1000177

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[    ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X  ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1998

                               OR

[    ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 Commission file number 1-13944


             NORDIC AMERICAN TANKER SHIPPING LIMITED
__________________________________________________________________
     (Exact name of Registrant as specified in its charter)

                       ISLANDS OF BERMUDA
__________________________________________________________________
         (Jurisdiction of incorporation or organization)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM EX
                             Bermuda
__________________________________________________________________
            (Address of principal executive offices)

Securities registered or to be registered pursuant to Section
12(b) of the Act.

                                       Name of each exchange
          Title of each class           on which registered


             Common Shares            American Stock Exchange
       _________________________     _________________________

Securities registered or to be registered pursuant to Section
12(g) of the Act:     None

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, par value $0.01         9,706,606

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

                Item 17   X      Item 18

                      TABLE OF CONTENTS (1)

                                                             Page


Part I   Item 1   Description of Business..................     4

         Item 2   Description of Property..................    11

         Item 3   Legal Proceedings........................    11

         Item 4   Control of Registrant....................    11

         Item 5   Nature of Trading Market.................    12

         Item 7   Taxation.................................    12

         Item 8   Selected Financial Data..................    13

         Item 9   Management's Discussion and Analysis of
                      Financial Condition and Results of
                      Operations...........................    14

         Item 10  Directors and Officers of Registrant.....    16

         Item 11  Compensation of Directors and Officers...    19

         Item 13  Interest of Management in Certain
                      Transactions.........................    19

Part IV  Item 17  Financial Statements.....................    19

         Item 19  Financial Statements and Exhibits........    19


___________________
(1) Items omitted are inapplicable.

ITEM 1 - DESCRIPTION OF BUSINESS

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

    In September 1995, the Company offered and sold to the public 11,731,613 warrants ("Warrants") at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to September 30, 1997 (the "Exercise Date"), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dead-weight tonne ("dwt") Suezmax tankers (the "Vessels"). The Vessels were built at Samsung Heavy Industries Co. Ltd. in South Korea (the "Builder").

    On September 30, 1997, all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares (the "Shares"). There is a total of 11,813,850 Shares in issue. Expenses in the total amount of approximately $337,000 related to the exercise of the Warrants have been deducted from the proceeds of the exercise.

    On October 6, 1997, the Company paid to the Charterer for payment to the Builder a total of $119,490,000 for final payment of the three Vessels.

    On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares.

    Pursuant to an agreement (the "Management Agreement") between the Company and its Manager, Ugland Nordic Shipping ASA (the
"Manager"), the Manager provides certain management, administrative and advisory services to the Company.

Vessels owned by the Company

    Each Vessel acquired by the Company is a newly built, approximately 150,000 dwt double hull Suezmax oil tanker built at the shipyard of the Builder in South Korea. The purchase price of each Vessel is approximately $56.9 million per Vessel (the "Original Contract Price"). The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts").

    Each Vessel is registered in Bermuda and flies the British flag.

Chartering Operations Commenced on September 30, 1997

    By their terms, each Vessel is chartered to BP Shipping Ltd. (the "Charterer"), pursuant to separate "hell and high water" bareboat charters (the "Charters). The initial term of these charters is from September 30, 1997 and will end approximately seven years after the such date, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each Charter, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension. The Company's dividend policy is to pay dividends to the holders of the Company's Shares in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 1998, a portion of these dividends was considered return of capital for United States federal income tax purposes.

    The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 1998, the Company received Additional Hire for the first quarter.

    Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire is absolute, regardless whether there is loss or damage to a Vessel of any kind or whether such Vessel or any part thereof is rendered unfit for use or is requisitioned for hire or for title, and regardless of any other reason whatsoever. The Charterer is also obligated to indemnify and hold the Company harmless from all liabilities arising from the operation, design and construction of the Vessels prior to and during the term of the Charters, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company. The obligations of the Charterer are guaranteed by BP Amoco p.l.c., the successor company following the merger between The British Petroleum Company p.l.c., the original guarantor, and Amoco Corp.

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

Industry Conditions; Highly Cyclical Nature

    The amount of Additional Hire payable under the Charters, if any, as well as the ability of the Manager to sell or recharter a Vessel upon expiration or termination of the related Charter and the amount of any proceeds therefrom, is dependent upon, among other things, economic conditions in the oil tanker industry.
The oil tanker industry has been highly cyclical, experiencing volatility in profitability and vessel values resulting from changes in the supply of and demand for crude oil and in tanker capacity. The demand for tankers is influenced by global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, oil production, armed conflicts, port congestion, canal closures, embargoes and strikes, among other factors. In addition, the Company anticipates that the future demand for Suezmax oil tankers, such as the Vessels, also will be dependent upon continued economic growth in the United States and Canada, Continental Europe and the Far East. While many of the countries in each of these regions have experienced significant economic growth since 1993, there can be no assurance that this trend will continue. Adverse economic, political, social or other developments in these regions could have an adverse effect on the Company's business and results of operations. In addition, even if demand for crude oil grows in these areas, demand for Suezmax tankers may not necessarily grow or even remain constant. Demand for crude oil is affected by, among other things, general economic conditions, commodity prices, environmental concerns, taxation, weather and competition from alternatives to oil. Demand for the seaborne carriage of oil depends partly on the distance between areas that produce crude oil and areas that consume it and their demand for oil. The supply of tanker capacity is a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. Many of the factors influencing the supply of and demand for vessel capacity are outside the control of the Company, and the nature, timing and degree of changes in industry conditions are unpredictable. Furthermore, the amount of Additional Hire will be determined quarterly with reference to two round-trip trade routes between the Reference Ports. Therefore, the demand for oil in the areas of the United States serviced by such routes could have a significant effect on whether any Additional Hire would be payable and, if so, the amount that would be payable. There can be no assurance that Additional Hire will be payable for any quarter.

Additional Information

    BP Amoco p.l.c., the successor company following the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-F (File No. 005-42076) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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

Environmental and Other Regulations

    The operation of the Vessels is affected by environmental protection laws and other regulations. Such laws and regulations are subject to extensive and material changes. Compliance with such laws and regulations may entail significant expenses, including expenses for ship modifications and changes in operating procedures. Although all such expenses are payable by the Charterer during the term of the Charters, such expenses could have an adverse effect on the Company at any time after the expiration or termination of a Charter or in the event the Charterer and BP Amoco p.l.c. (as the guarantor of the obligations of the Charterer) fail to make any such payment. Certain proposals in the United States for new regulatory requirements could create significant additional expenses in such event. In particular, certain legislation has been proposed that would, among other things, impose minimum wage requirements on foreign crews, impose restrictions on the use of foreign-flagged vessels (such as the Vessels) in United States trade and impose additional costs on operators of foreign-built vessels (such as the Vessels).

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

    Pursuant to interim implementing regulations promulgated by the United States Coast Guard ("USCG"), Responsible Parties must meet new financial responsibility requirements that are significantly greater than those previously required. The protection and indemnity associations ("P&I Associations"), which have historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to Responsible Parties and therefore, Responsible Parties have had to obtain financial assurance from other sources at additional cost. While the Charterer is responsible for compliance during the term of the Charters, the inability of the Company to comply with these regulations following the expiration or termination of the Charters would have an adverse effect on the Company's business and results of operations.

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

    The operation of the Vessels is also affected by the newly adopted requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected the vessels. Although compliance with the ISM Code is the responsibility of the Charter during the term of the Charters, the Company would become primarily responsible for compliance with the ISM Code if the Charterer were to default in its obligations under the Charters.

Risk of Loss and Liability Insurance

    General. There are a number of risks that are associated with the operation of the Vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market and has also caused insurers to consider reducing available liability coverage. Pursuant to the Charters, the Charterer bears all risks associated with the operation of the Vessels, including, without limitation, any total loss of one or more Vessels. The Charterer will also indemnify the Company, and BP Amoco p.l.c. guarantees such obligation, for all liabilities arising during the term of the Charters in connection with the operation of the Vessels, including under environmental protection laws and regulations, other than liabilities arising from the Company's gross negligence or willful misconduct. However, the operation of any ocean-going vessel has an inherent risk of marine disaster, such as environmental mishaps, cargo and property losses or damage and business interruptions caused by mechanical failure, human error, political action in various countries, labor strikes, adverse weather conditions, loss of revenue during vessel off-hire periods and other circumstances or events. Any such circumstance or event could result in loss of revenues or increased costs.

    Pursuant to the Charters, the Charterer is the responsible party for securing all insurance coverage with respect to the Vessels. The Company expects that the arrangements made by the Charterer adequately protect the Company against the accident-related risks involved in the conduct of its business and provide appropriate levels of environmental damage and pollution insurance coverage, consistent with industry practice. Under the terms of the Charters, the Charterer may self-insure against certain risks.

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

    Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Charterer and the Company for its shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The Charterer obtained unlimited coverage through P&I Associations, with the exception of oil pollution liability, which is only available up to $500 million per Vessel per accident. Each of the Vessels was entered into a P&I Association that is a member of the International Group of P&I Associations. As a member of a mutual association, the Charterer (and, under certain circumstances, the Company) is subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association.

    Excess Oil Pollution Insurance. In addition to the $500 million of oil pollution insurance currently available through the P&I Associations, the Charterer purchased from an insurer controlled by it $200 million of excess coverage for the Vessels for liabilities arising from oil pollution for a total coverage of $700 million per Vessel per incident or such other limit as may be commercially available from time to time.

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

ITEM 2 - DESCRIPTION OF PROPERTY

    Other than the three Vessels, the Company has no interest in any property.

ITEM 3 - LEGAL PROCEEDINGS

    To the best of the Company's knowledge, no material legal proceedings involving the registrant or any directors, officers or affiliate of the registrant are currently pending and no such proceedings are known to be contemplated by any governmental authorities.

ITEM 4 - CONTROL OF REGISTRANT

    The Company has one class of common stock authorized and outstanding. As of the date of this report, 9,706,606 Shares, par value $0.01, were outstanding. The following table sets forth, as of April 21, 1999, information regarding ownership of the Company's Shares.

                                    Number of
Shareholder                         Shares Owned      Percentage

Ugland Nordic Shipping ASA            2,043,771          21.06%
Fidelity International Limited        1,188,000          12.24%
Schneider Capital Management
    Corporation                         562,300           5.79%

ITEM 5 - NATURE OF TRADING MARKET

    The primary trading market for the Shares is the American Stock Exchange (the "AMEX"), on which the Shares are listed under the symbol NAT. The secondary trading market for the Shares is the Oslo Stock Exchange (the "OSE") also with the symbol NAT.

    The high and low bid prices for the Shares (Warrants before September 30, 1997), by quarter, in 1997 and 1998 are as follows:

                        AMX      AMX      OSE         OSE
                        Low      High     Low         High
For the quarter ended:
    March 31, 1997      $ 3 3/4  $ 4 5/8  NOK  24.00  NOK  30.00
    June 30, 1997       $ 3 5/8  $ 5      NOK  25.00  NOK  34.00
    September 30, 1997  $ 5      $ 7 5/8  NOK  35.00  NOK  48.00
    December 31, 1997   $16 3/8  $19 1/8  NOK 110.00  NOK 130.00
    March 31, 1998      $14 7/8  $16 1/2  NOK 110.00  NOK 120.00
    June 30, 1998       $14 3/4  $16 1/4  NOK 115.00  NOK 129.00
    September 30, 1998  $11 3/4  $15 1/2  NOK 125.00  NOK 125.00
    December 31, 1998   $10 3/4  $13 1/2  NOK  95.00  NOK  99.00

    These bid quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

    On December 31, 1998, the closing price of the Shares as quoted on the AMEX was $11 1/2 and as quoted on the OSE was NOK
95.00. On such date, there were 9,706,606 Shares issued and outstanding.

ITEM 7 - TAXATION

    The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders.
No Bermuda tax is imposed on holders with respect to the sale or exchange of Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on, any capital asset, gain or appreciation, then the imposition of any such tax shall not be applicable. The assurance will also provide that such taxes, and any tax in the nature of estate duty or inheritance tax, shall not be applicable to the shares, debentures or other obligations of the Company.

    There are no provisions of any reciprocal tax treaty between Bermuda and the United States affecting withholding.

ITEM 8 - SELECTED FINANCIAL INFORMATION

    The following balance sheet as of December 31, 1998 and Income Statement for the period January 1, 1998 through December 31, 1998, have been derived from the Financial Statements of the Company which are included herein and which have been audited by Deloitte & Touche, independent auditors, whose report thereon is also included herein. The balance sheet information provided below should be read in conjunction with the accompanying Financial Statements and the related notes thereto, and the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations herein.

                                    Year Ended December 31,
                                      1998           1997
                                  _____________   ____________

Income Statement Data

    Operating Revenues            $ 16,006,199    $  5,265,880
    Commissions Paid                  (184,781)        (47,081)
    Administration Expenses           (412,779)       (461,674)
    Interest Income                    105,999         147,504
    Accrued Interest (Bank loan)       (43,781)              0
    Bank changes                       (10,306)           (330)
                                  ____________    ____________
    Net Profit                       8,629,512       3,196,492

Assets
    Bank deposits                 $  3,637,758    $  3,664,499
    Bare-Boat -hire receivable               0       1,499,380
    Prepaid finance costs               86,875               0
    Prepaid insurance                   83,333          95,836
                                  ____________    ____________
    Total current assets             3,807,966       5,259,715

Long term assets

    Vessels                        162,237,124     169,068,163
                                  ____________    ____________
    Total long-term assets         162,237,124     169,068,163

TOTAL ASSETS                       166,045,090     174,327,878
                                  ____________    ____________

LIABILITIES AND
SHAREHOLDERS EQUITY                   1998            1997
                                  ____________    _____________

Current liabilities

    Dividend payable                         0       1,181,385
    Prepaid hire                             0       3,645,000
    Accounts payable                   675,384               0
    Accrued interest on
      Bank loan                         43,781               0
                                  ____________    ____________
    Total Current  Liabilities         719,165       4,826,385

Long-term liabilities

    Mortgage Loan                   30,000,000               0
                                  ____________    ____________
    Total Long-term liabilities     30,000,000               0
                                  ____________    ____________

Shareholders Equity

    Share Capital                       97,066         118,138
    Other Shareholders Equity      135,228,859     169,383,355
                                  ____________    ____________
    Total Shareholders Equity      135,325,925     169,501,493

TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                166,045,090     174,327,878
                                  ____________    ____________

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

    The Company owns three modern double hull 150,000 dead weight tonne Suezmax tankers (the Vessels), which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy
Industries Ltd. in South Korea.

    The Charterer has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (time charter equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

    In January 1999, the Brokers Panel in London determined that there would be no Additional Hire for the period October 1 to December 31, 1998. The total charterhire for 1998 was thus $16,006,199. Charterhire (time charter equivalent) in the first, second, third and fourth quarter of 1998 was $26,532, $22,000, $22,000 and $22,000 per day per Vessel, respectively.

    On January 4, 1999, the Company received $3,645,000 in Base
Hire from the Charterer for the period from January 1 up to March 31, 1999.

Results of Operations

Year Ended December 31, 1998 Compared to Year Ended December 31,
1997.

Operating Revenues

    Operating revenues increased for the year ended December 31, 1998 by $10,740,319, or 304%, to $16,006,199 (time charter equivalent of $23,117 per day per Vessel) compared to $5,265,880 for the year ended December 31, 1997. The increase in revenues was due to the receipt of charter hire from the Charterer for a full year. The average daily rates of charter hire earned by the Vessels remained the same at $13,500 per Vessel. The Company received $14,782,500 in Base Hire and Additional Hire for the period January 1 to March 31, 1998 of $1,233,699 ($4,532 per day per Vessel).

Operating Expenses

    Because the Company owned the Vessels for a full year, depreciation in the year ended December 31, 1998 increased by $5,123,232, or 300%, to $6,831,039 from $1,707,807 for the year ended December 31, 1997.

    General and administrative expenses increased for the year ended December 31, 1998 by $1,436,703 to $1,798,284 from $361,581 for the year ended December 31, 1997.

Net Operating Income

    As a result of the foregoing factors, net operating income increased by $5,432,831 or 170% to $8,629,323 for the year ended
December 31, 1998 compared to $3,196,492 for the year ended
December 31, 1997.

Dividend Payment

    Total dividend paid out in 1998 was $16,893,806.10, or $1.43 per Share. The dividend payments in 1998 have been as follows:

    1. quarter     $0.40 per share
    2. quarter     $0.41 per share
    3. quarter     $0.32 per share
    4. quarter     $0.30 per share

    Total dividend for the year 1998 derived from hire received in 1998 was $15,712,421.10 or $1.33 per Share.

Income Taxes

    The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders.
No Bermuda tax is imposed on holders with respect to the sale or exchange of Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, appreciation, or any tax in the nature of an estate, duty or inheritance tax, then the imposition of any such tax shall not be applicable. The assurance further provides that such taxes, and any tax in the nature of estate duty or inheritance tax, shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company, until March 2016.

Year Ended December 31, 1997

Results of Operations

    The Company had no revenue for the period from January 1, 1997 through September 30, 1997. After September 30, 1997, its revenues consisted of the charter hire payable under the Charters. The Company's revenues from the charter hire for the period September 30 to December 1, 1997 came from the minimum hire of $3,766,500 ($13,500 per day per Vessel) and the determined Additional Hire of $1,499,380 ($5,374 per day per Vessel). Total charter hire for the period from September 30 to December 31, 1997 was $5,265,880.

    Net costs including interest income during the report period were $2,069,388, of which three months depreciation of the Vessels constituted $1,707,807.

Year Ended December 31, 1996

Results of Operations

    The Company had no revenue for the period from January 1, 1996 through December 31, 1996.

    Expenses for the year ended December 31, 1996 were $430,000. Such expenses resulted from accrual of a portion of the management fee (the "Management Fee") paid to the Manager and the payment of the insurance premium in respect of the Company's directors' and officers' and general liability insurance. In September 1995 the Company prepaid the Management Fee for the period through and including September 30, 1997.

    The Company had no income tax liabilities for the year ended
December 31, 1996.

Liquidity and Capital Resources

    Total assets of the Company at December 31, 1998 were $166,045,090, compared to $174,327,878 at December 31, 1997.
Cash held at December 31, 1998 was $3,637,758.

Repurchase of Common Stock

    On December 28, 1998, the Company repurchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. After the repurchase, a total of 9,706,606 Shares are in issue, down from 11,813,850 Shares. Payment for the repurchased Shares was made at the end of December 1998.

    The Company has drawn down upon a Loan of $30 million with Den norske Bank ASA, Oslo (DnB) to finance the repurchase of Shares. The total purchase price of the Shares including the costs associated with the transaction was $ 27.1 million. The balance of approximately $2.9 million will remain in the Company until it has been decided how these funds should be utilised.

    An important objective of the repurchase of Shares was to increase the Company's cash distribution to shareholders while the Vessels are on charter to the Charterer. While the Vessels are on charter, the minimum cash distribution per Share is expected to increase by $0.09, from $1.20 to $1.29 per year, an increase of 7.5%.

    The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% p.a. including the margin of 0.525% for the next 6 years. The swap agreement terminates on the final repayment date of the Loan, i.e. the fourth quarter of the year 2004.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT

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

                           The Company

     Name                      Age   Position

     Herbjorn Hansson          51    Director and President
     John D. Campbell          56    Director and Secretary
     Niels Erik Feilberg       37    Vice President and Treasurer
     Tharald Brovig            56    Director
     Hon. Sir David Gibbons    71    Director
     George C. Lodge           71    Director
     Axel Stove Lorentzen      46    Director
     Andreas Ove Ugland        44    Director

                           The Manager

     Name                      Age   Position

     Arve Andersson            44    Director
     Herbjorn Hansson          50    Director; President and
                                     Chief Executive Officer
     Axel Stove Lorentzen      46    Director
     Tharald Brovig            56    Director
     Njal Hansson              56    Director
     Christian Rytter Jr       43    Director
     Andreas Ove Ugland        44    Director, Chairman

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

     John D. Campbell has been Secretary of the Company and a director of the Company since July 1995. Mr. Campbell has been the Senior Partner of the law firm of Appleby, Spurling & Kempe, Bermuda counsel to the Company, since December 1987.
Mr. Campbell has also served as a director of ADT Limited (new Tyes International Limited), from September 1984 to August 1991 and Sea Containers Limited since February 1980.

     Niels Erik Feilberg has been Vice President and Treasurer of the Company since July 1995 and is Chief Financial Officer of the Manager, which he has been with since 1994. He was working in the Treasury Department of Anders Jahre/Kosmos Group from 1987 and in the same area in the Skaugen Group from 1989 to the end of 1993.

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

     Axel Stove Lorentzen has been a director of the Company since September 1995. Mr. Stove Lorentzen has also served as a director and Chairman of the Manager since May 1991 and September 1993 to June 1996, respectively, a director and Chairman of Lorentzen & Stemoco A/S since January 1981 and November 1994, respectively, and as a director of Skipskredittforeningen AS from March 1988 to May 1996. Mr. Stove Lorentzen formerly served as a director of Grand Hotel A/S from May 1986 to October 1993 and a director of Belships Company Ltd. Ships A/S from February 1984 to June 1993.

     Njal Hansson has been a director of the Manager since its organization in June 1989. Mr. Hansson is a private investor and owns the company Siv.ing, Njal Hansson A/S is a company engaged in the importing and distribution of consumer electronics in Norway. Mr. Hansson is the brother of Herbjon Hansson.

     Arve Andersson  has been a director of the Manager since
June 1996.  Mr Andersson is a director of Andreas Ugland & Sons
AS.

     Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of: Ugland International Holding Plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Hoegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group.

     Christian Rytter Jr has been a director of the Manager since May 1996. Mr. Rytter is Managing Director of L.Giil-
Johannessen AS and is also Chairman of Seabulk a.s.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

     Pursuant to the Management Agreement, the Manager will pay from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $60,000 per annum.

     From the inception of the Company through December 31, 1998, an aggregate of $0 has been paid to the Company's directors and executive officers as a group for services rendered by them to the Company in all capacities.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The Manager owns 2,043,771 Shares in the Company as of the date hereof and is party to the Management Agreement with the Company, pursuant to which the Manager is entitled to a management fee of $250,000 per annum.

ITEM 17 - FINANCIAL INFORMATION

     See pages F-1 through F-6, which are attached hereto and incorporated herein.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements, together with the report of Deloitte & Touche LLP thereon, are filed as part of this annual report:

Index to Financial Statements

                                                             Page

Independent Auditors' Report                                F-1

Financial Statements for the Year Ended
December 31, 1998 and for the Period From
January 1, 1998 Through December 31, 1998:

Balance Sheets                                              F-2

Statement of Operations                                     F-3

Statements of Cash Flows                                    F-4

Notes to Financial Statements                             F-5-6

Deloitte & Touche
(LOGO)


Radhusgt. 1, PO. Box 35
N-3101 Tonsberg, Norway
Telephone: (47) 33 30 06 00
Facsimile: (47) 33 30 06 06



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Nordic American Tanker Shipping Limited
Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Limited as of December 31, 1998 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nordic American
Tanker Shipping Limited as of December 31, 1998 and the results of its operations and its cash flows for the year ended
December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche
March 24, 1999

Deloitte Touche
Tohmatsu

BALANCE SHEET AT DECEMBER 31.
(all figures are in US dollars)

ASSETS

Current assets                             1998            1997

Bank deposits                Note 1    $3,637,758      $3,664,499
Bare-Boat -hire receivable                      0       1,499,380
Prepaid finance costs        Note 6        86,875               0
Prepaid insurance                          83,333          95,836
                                         ________        ________
Total current assets                    3,807,966       5,259,715

Long term assets

Vessels                      Note 3   162,237,124     169,068,163
                                      ___________     ___________
Total long-term assets                162,237,124     169,068,163

TOTAL ASSETS                          166,045,090     174,327,878
                                      ___________     ___________

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities                        1998            1997

Dividend payable                                0       1,181,385
Prepaid hire                                    0       3,645,000
Accounts payable             Note 5       675,384               0
Accrued interest on
  Bank loan                  Note 6        43,781               0
                                      ___________     ___________
Total Current  Liabilities                719,165       4,826,385

Long-term liabilities

Mortgage Loan                Note 6    30,000,000               0
                                      ___________     ___________
Total Long-term liabilities            30,000,000               0
                                      ___________     ___________

Shareholders Equity

Share Capital                Note 7        97,066         118,138
Other Shareholders Equity    Note 7   135,228,859     169,383,355
                                      ___________     ___________
Total Shareholders Equity             135,325,925     169,501,493

TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                   166,045,090     174,327,878
                                      ___________     ___________

PROFIT AND LOSS ACCOUNT
(all figures are in US dollars)
                                         1998             1997

Operating revenues                    $16,006,199      $5,265,880
Commissions paid                        (184,781)        (47,081)
Administrative expenses      Note 2,4   (412,779)       (461,674)
Depreciation                 Note 3   (6,831,039)     (1,707,807)
                                     ____________     ___________
Net operating income                    8,577,600       3,049,318

Interest income                           105,999         147,504
Accrued interest Bank Loan   Note 6      (43,781)               0
Bank charges                             (10,306)           (330)
                                     ____________     ___________
Net financial income                       51,912         147,174

NET PROFIT BEFORE TAX                   8,629,512       3,196,492
                                     ____________     ___________

Tax expense                                     0               0

NET PROFIT FOR THE YEAR                 8,629,512       3,196,492
                                     ____________     ___________

STATEMENT OF CASH FLOW
(all figures are in US dollars)

                                            1998        1997
CASH FLOW FROM OPERATING ACTIVITIES
Net profit (loss)                     $8,629,512    $3,196,492
Depreciation                           6,831,039     1,707,807
Increase (decrease) in receivables
  and payables                        (2,682,212)    2,341,428
                                    ____________   ___________

Net cash used in operating activities 12,778,339     7,245,727
                                    ____________   ___________
CASH FLOW FROM INVESTING ACTIVITIES
Investment in Vessels                          0  (119,551,210)
                                    ____________   ___________

Cash flow used in investing activities         0  (119,551,210)
                                    ____________   ___________

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from sale of common stock             0   119,442,862
Additional warrant issue costs           (36,676)            0
Dividends paid                       (15,712,421)   (3,544,155)
Repurchase of B Stock                          0       (12,000)
Bank Loan                             30,000,000             0
Repurchase of Common Stock           (27,055,933)            0
                                    ____________   ___________

Cash flow provided by financing
  activities                         (12,768,354)  115,886,707
                                    ____________   ___________

NET (DECREASE) INCREASE IN CASH          (26,691)    3,581,224
                                    ____________   ___________

CASH AND CASH EQUIVALENT, BEGINNING
  OF YEAR                              3,664,449        83,275
                                    ____________   ___________

CASH AND CASH EQUIVALENT, END OF YEAR  3,637,758     3,664,499
                                    ____________   ___________

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS
PERIOD JANUARY 1, 1998 THROUGH DECEMBER 31, 1998
_________________________________________________

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Cash and Cash on Deposit - Cash and cash on deposit consists of all cash and demand deposits with a maturity of three months or less.

      Income and Expenses - The Company accounts for all income and expenses using the accrual method of accounting.

      Income taxes - The Company is not subject to taxation in the United States of America.

2.    RELATED PARTY TRANSACTION

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

3.    DEPRECIATION

      Deprecitation is calculated on a straight-line basis over the estimated lifetime of 25 years. The basis for the depreciation is the actual cost price of the vessels in 1997, i.e $ 170,775,970 in total for the three vessels.

      All vessels
      Total cost price in 1997                                   $ 170,775,970
      Accumulated depreciation per
        January 1, 1998                                          $   1,707,807
      Depreciation January 1 through December 31, 1998           $   6,831,039
                                                                  ____________
      Book value per December 31, 1998                           $ 162,237,124

      British Harrier
      Total cost price in 1997                                   $  56,926,900
      Accumulated depreciation per January 1, 1998               $     569,269

      Depreciation January 1 through December 31, 1998           $   2,277,076
                                                                  ____________
      Book value per December 31, 1998                           $  54,080,555

      British Hawk
      Total cost price in 1997                                   $  56,926,900
      Accumulated depreciation per January 1, 1998               $     569,269
      Depreciation January 1 through December 31, 1998           $   2,277,076
                                                                  ____________
      Book value per December 31, 1998                           $  54,080,555

      British Hunter
      Total cost price in 1997                                   $  56,922,170
      Accumulated depreciation per January 1, 1998               $     569,269
      Depreciation January 1 through December 31, 1998           $   2,276,887
                                                                  ____________
      Book value per December 31, 1998                           $  54,076,014


4.    ADMINISTRATIVE EXPENSES

      Management fee, Ugland Nordic Shipping ASA                  $    250,000
      Directors and officers insurance                            $    112,503
      Other fees and expenses                                     $     50,276
      Total administrative expenses                               $    412,779

5.    ACCOUNTS PAYABLE

      The account payable of $675,384 is transaction costs from the repurchase of shares in 1998. The total cost was $715,383 of which $675,384 was outstanding as per December 31, 1998.

6.    MORTGAGE LOAN, ACCRUED INTEREST, PREPAID FINANCE COSTS

      The Company has drawn upon a Loan of $ 30 mill with Den norske Bank, Oslo (DnB) to finance the repurchase of shares. The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% p.a. including the margin of 0.525% for the next 6 years. The swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004.

      The first fixture of the SWAP agreement will be in March
      1999. The Company fixed the interest period for the first three months from December 1998 at LIBOR 5.3125%.

      Accrued interest at December 31, 1998

      $30 mill, LIBOR 5.3125%, plus margin on Loan 0.525% for 9 days, $43,781.

      Prepaid finance costs

      In connection with the draw down of the Mortgage Loan of $30 mill, the Company paid $86,875 in an arrangement fee and commitment fee. The fees will be amortized over the term of the Loan, i.e. with 1/6 every year from January 1, 1999.

7.    STATEMENT OF SHAREHOLDERS EQUITY
      YEAR ENDED DECEMBER 31, 1998 AND 1997

                                Common Stock            Class B Stock
                            Issued                Issued           Other
                            Shares       Amount   Shares  Amount   Equity
                            __________   _______  _______ _______  ___________
BALANCE DECEMBER 31, 1996       82,237       822   12,000  12,000   51,586,857
                            __________________________________________________
Repurchase of B Stock                             -12,000 -12,000
Exercise of Warrants to
  Common Stock              11,731,613   117,316                   119,662,453
Common Stock issue cost                                               -336,907
Transfer from other
  equity 1)                                                         -1,529,048
                            __________   _______  _______ _______  ___________
BALANCE DECEMBER 31, 1997   11,813,850   118,138        0        0 169,383,355
                            __________   _______  _______ _______  ___________
Repurchase of Common Stock  -2,107,244   -21,072                   -26,319,478
Repurchase cost                                                       -715,383
Additional Warrant exercise
  cost                                                                 -36,676
Transfer from other
  equity 1)                                                         -7,082,959
                            __________   _______  _______ _______  ___________
BALANCE DECEMBER 31, 1998    9,706,606    97,066        0        0 135,228,859
                            __________   _______  _______ _______  ___________

1) This is part of the amount that the Company paid out of equity for dividends. As the Company distributes all available cash, its distributions may exceed its net profit. The Company has also paid additional capital transaction costs related to the warrant exercise and repurchase of shares in 1997 and 1998.

                            *   *   *

                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NORDIC AMERICAN TANKER SHIPPING
                                  LIMITED


                                  By: /s/ Herbjorn Hansson
                                      ________________________
                                      Herbjorn Hansson
                                      President

Dated: April 29, 1999



































                               F-9
01318002.AW2