Form 20-F
period 1999-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2000-02-25
CIK 1000177

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[    ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X  ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1999

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

                Item 17   X      Item 18

                     NORDIC AMERICAN TANKER
                        SHIPPING LIMITED

               1999 Annual Report to Shareholders















                            BUSINESS

GENERAL

    Nordic American Tanker Shipping Limited (the "Company") was incorporated on June 12, 1995, under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring, disposing, owning, leasing, and chartering three double hull Suezmax oil tankers (the "Vessels") and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing. The principal executive offices of the Company are located at: Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, telephone number (441) 295-2244.

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

    On September 30, 1997, all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares (the "Shares"). At that time there was a total of 11,813,850 Shares in issue.

Expenses in the total amount of approximately $337,000 related to the exercise of the Warrants were deducted from the proceeds of the exercise.

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

VESSELS OWNED BY THE COMPANY

    Each Vessel acquired by the Company is a 1997 built, 151,459 dwt double hull Suezmax oil tanker. The purchase price of each Vessel was approximately $56.9 million (the "Original Contract Price"). The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts").

    Each Vessel is registered on Isle of Man and flies the British flag.

CHARTERING OPERATIONS COMMENCED ON SEPTEMBER 30, 1997

    By their terms, each Vessel is chartered to BP Shipping Ltd. (the "Charterer"), pursuant to separate "hell and high water" bareboat charters (the "Charters"). The initial term of these charters is from September 30, 1997 and will end approximately seven years after the such date, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each Charter, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension. The Company's dividend policy is to pay dividends to the holders of the Company's Shares in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 1999, a portion of these dividends was considered return of capital for United States federal income tax purposes.

    The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 1999, the Company did not receive Additional Hire for any of the 4 quarter periods.

    Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire is absolute, regardless whether there is loss or damage to a Vessel of any kind or whether such Vessel or any part thereof is rendered unfit for use or is requisitioned for hire or for title, and regardless of any other reason whatsoever. The Charterer is also obligated to indemnify and hold the Company harmless from all liabilities arising from the operation, design and construction of the Vessels prior to and during the term of the Charters, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company. The obligations of the Charterer are guaranteed by BP Amoco p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c.

    The Charters will end approximately seven years after September 30, 1997, unless extended as noted above. At least six months prior to the end of the term (including any extension thereof) of a Charter, the holders of the Shares will be entitled to vote on a proposal to sell the related Vessels and to distribute the net proceeds of such sale to the holders of the Shares to the extent permitted under Bermuda law. The Board of Directors of the Company (the "Board") will make a recommendation as to that proposal, which recommendation may favor such sale or an alternative plan, such as the operation, rechartering or other disposition of the Vessels. The proposal to sell the Vessels and distribute the resulting net proceeds shall be adopted if approved by the holders of a majority of the Common Shares voting at the meeting called for such purpose.

NATURE OF TRADING MARKET

    The primary trading market for the Shares is the American Stock Exchange (the "AMEX"), on which the Shares are listed under the symbol NAT. The secondary trading market for the Shares is the Oslo Stock Exchange (the "OSE") also with the symbol NAT.

    The high and low bid prices for the Shares by quarter, in 1998 and 1999 are as follows:

                       AMEX     AMEX         OSE         OSE
                       LOW      HIGH         LOW         HIGH

For the quarter ended:

March 31, 1998        $14 7/8   $16 1/2   NOK 110.00  NOK 120.00
June 30, 1998         $14 3/4   $16 1/4   NOK 115.00  NOK 129.00
September 30, 1998    $11 3/4   $15 1/2   NOK 125.00  NOK 125.00
December 31, 1998     $10 3/4   $13 1/2   NOK  95.00  NOK  99.00
March 31, 1999        $10 1/8   $11 5/8   NOK   NA    NOK   NA
June 30, 1999         $10 7/8   $11 3/4   NOK   NA    NOK   NA
September 30, 1999    $11 1/4   $12 3/4   NOK  95.00  NOK  95.00
December 31, 1999     $10 1/8   $12       NOK  94.00  NOK  95.00

    These bid quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

    On December 31, 1999, the closing price of the Shares as quoted on the AMEX was $10 5/8 and as quoted on the OSE was NOK
94.00. On such date, there were 9,706,606 Shares issued and outstanding.

SELECTED FINANCIAL INFORMATION

    The following Balance Sheet as of December 31, 1999 and Income Statement for the period January 1, 1999 through December 31, 1999, have been derived from the Financial Statements of the Company which are included herein and which have been audited by Deloitte & Touche, independent auditors, whose report thereon is also included herein. The Balance Sheet information provided below should be read in conjunction with the accompanying Financial Statements and the related notes thereto, and the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations herein.

                    BALANCE SHEET INFORMATION
                        DECEMBER 31, 1999

ASSETS:

    Cash and cash on deposit             $ 2,507,017
    Prepaid Finance Expenses                  72,395
    Prepaid Insurance                         70,833
    Vessels                              155,406,085
                                       -------------

         Total Assets                  $ 158,056,330
                                       =============

LIABILITIES:

         Accrued interest
          on Bank Loan                        77,333

         Bank Loan                        30,000,000

SHAREHOLDERS' EQUITY:

    9,706,606    common shares, par value
                 $0.01 per share, outstanding,
                 50 million authorized      $ 97,066

         Other Shareholders Equity     $ 127,881,931
                                       -------------

         Total Liabilities and Equity  $ 158,056,330
                                       =============

          INCOME STATEMENT INFORMATION JANUARY 1, 1999
                    THROUGH DECEMBER 31, 1999

    Revenue                            $ 14,782,500
    Ship brokers commission                (184,781)
    Management fee & Misch.
      administration cost                  (314,004)
    Directors Insurance                     (97,500)
    Depreciation                         (6,831,039)
    -------------------------------------------------
    Net operating income                  7,355,176
    Net financial items                  (1,580,500)

    NET PROFIT FOR THE YEAR            $  5,774,676
    ==================================================


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

Overview

    The Company owns three modern double hull 151,459 dead weight tonne Suezmax tankers (the Vessels), which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy
Industries Ltd. in South Korea.

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

    In January 2000, the Brokers Panel in London determined that there would be no Additional Hire for the period October 1 to December 31, 1999. The total charterhire for 1999 was thus $14,782,500. Charterhire (time charter equivalent) in each quarter of 1999 was $22,000 per day per Vessel, respectively.

    On January 3, 2000, the Company received $3,685,500 in Base
Hire from the Charterer for the period from January 1 up to March
31, 2000.

RESULTS OF OPERATIONS

    The Company's revenues from the charterhire for the period
January 1 to December 31, 1999 derived from Base Hire of
$14,782,500 ($13,500 per day per Vessel).

    Net costs during the period from January 1 to December 31, 1999, were $7,427,324 of which twelve months depreciation of the Vessels constitutes $6,831,039.

LIQUIDITY AND CAPITAL RESOURCES

    Total assets of the Company at December 31, 1999 were $158,056,330 compared to $166,045,090 at December 31, 1998. Cash held at December 31, 1999 was $2,507,017.

DIVIDEND PAYMENT

    Total dividend paid out in 1999 was $13,103,918 or $1.35 per Share. The dividend payments in 1999 have been as follows:

         1st  quarter        $0.32 per share
         2nd quarter         $0.32 per share
         3rd quarter         $0.35 per share
         4th quarter         $0.36 per share

    NAT has declared a dividend of $0.34 for the first quarter of 2000. The dividend of $0.34 will be paid to Shareholders in February 2000.

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

    In 1998 the Company made a drawn down of a Loan of $30.0 million with Den norske Bank ASA, Oslo, Norway (DnB) to finance the repurchase of Shares. The total purchase price of the Shares including the costs associated with the transaction was $ 27.1 million. On May 12, 1999 the General Shareholders Meeting approved the remaining proceeds being utilized to increase the quarterly dividends.

    An important objective of the repurchase of Shares was to increase the Company's cash distribution to shareholders while the Vessels are on charter to the Charterer. While the Vessels are on charter, the minimum cash distribution per Share has increased by $0.15, from $1.20 to $1.35 per year, an increase of 12.5%.

    The Company has entered into an interest swap agreement with DnB, making the Company paying a fixed interest on the Loan of
5.80 % p.a. including the margin of 0.525 % for the next 5 years. The swap agreement terminates on the final repayment date of the Loan, i.e. the fourth quarter of the year 2004.

                     DIRECTORS AND OFFICERS

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY AND THE MANAGER

    Pursuant to the Management Agreement, the Manager provides management, administrative and advisory services to the Company with respect to the Vessels.

    Set forth below are the names and positions of the directors and executive officers of the Company and the Manager. Directors of the Company are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.

                                 THE COMPANY

    NAME                         AGE             POSITION

    Herbjorn Hansson             52              Director and President
    John D. Campbell             57              Director and Secretary *
    Niels Erik Feilberg          38              Vice President and Treasurer
    Tharald Brovig               57              Director
    Hon. Sir David Gibbons       72              Director
    George C. Lodge              72              Director
    Axel Stove Lorentzen         47              Director
    Andreas Ove Ugland           45              Director

    * John D. Campbell resigned as Director and Secretary of the Company at the General Shareholders Meeting on May 12, 1999. In the same meeting Peter Bubenzer of Appleby, Spurling & Kempe, Bermuda was appointed new Secretary of the Company

                                 THE MANAGER

    NAME                         AGE             POSITION

    Arve Andersson               45              Director
    Tharald Brovig               57              Director
    Niels Erik Feilberg          38              Chief Financial Officer
    Herbjorn Hansson             52              Director; President and
                                                   Chief Executive Officer
    Njol Hansson                 57              Director
    Ulf G. Ryder                 48              Director
    Christian Rytter Jr          44              Director
    Andreas Ove Ugland           45              Director, Chairman

    Certain biographical information with respect to each director and executive officer of the Company and the Manager is set forth below.

    Herbjorn Hansson has been President and Chief Executive Officer of the Company and of the Manager since July 1995 and September 1993, respectively, and has served as a director of the Manager since its organization in June 1989 and as a director of the Company since July 1995. Mr. Hansson formerly served as the Chairman of the Board of the Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Independant Tanker Owners, from 1975-1980. He was an executive officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988.

     John D. Campbell was the Secretary of the Company and a director of the Company from July 1995 to May 1999. Mr. Campbell has been a Senior Partner of the law firm of Appleby, Spurling & Kempe, Bermuda counsel to the Company, since December 1987.

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

    Njol Hansson has been a director of the Manager since its organization in June 1989. Mr. Hansson is a private investor and owns the company Siv.ing, Njol Hansson A/S is a company engaged in the importing and distribution of consumer electronics in Norway. Mr. Hansson is the brother of Herbjon Hansson.

    Arve Andersson  has been a director of the Manager since June
1996.  Mr Andersson has been a director of Andreas Ugland & Sons
AS and is now a senior partner in Markus & Co. A.S.

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

    Ulf G. Ryder has been a Director of the Manager since June
1999.  Mr. Ryder is Managing Director of Stena Bulk AB of
Gothenburg, Sweden.

    Christian Rytter Jr  has been a director of the Manager since
May 1996.  Mr. Rytter is Managing Director of L.Giil-Johannessen
AS and is also Chairman of Seabulk a.s.


             COMPENSATION OF DIRECTORS AND OFFICERS

    Pursuant to the Management Agreement, the Manager will pay from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $52,000 per annum hence from the inception of the Company through December 31, 1999 the Directors of the Company have not been paid by the Company any amount for services rendered by them to the Company in all capacities.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The Manager owns 2,144,971 (22.10%) Shares in the Company as of the date hereof and is party to the Management Agreement with the Company, pursuant to which the Manager is entitled to a management fee of $250,000 per annum.

ADDITIONAL INFORMATION

    The Company will file with the Securities and Exchange
Commission an Annual Report on Form 20-F. A copy of such report is available without cost to each shareholder.

    BP Amoco p.l.c, the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-F (File No. 005-42076) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                              NORDIC AMERICAN TANKER
                              SHIPPING LIMITED

NORDIC AMERICAN TANKER SHIPPING LIMITED


TABLE OF CONTENTS.
_________________________________________________________________


                                                             Page

INDEPENDENT AUDITORS' REPORT                                    1

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 1999 AND FOR THE PERIOD FROM
JANUARY 1, 1999 THROUGH DECEMBER 31, 1999:

Balance Sheets                                                  2

Statement of Operations                                         3

Statements of Cash Flows                                        4

Notes to Financial Statements                                 5-6

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
Nordic American Tanker Shipping Limited
Bermuda


We have audited the accompanying balance sheets of Nordic American Tanker Shipping Limited as of December 31, 1999 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nordic American Tanker Shipping Limited as of December 31, 1999 and the result of its operations and its cash flows for the year ended December 31, 1999 in conformity with generally accepted accounting principles.


/s / Deloitte & Touche
_________________________
     Deloitte & Touche


January 21, 2000

BALANCE SHEET AT DECEMBER 31.
(all figures are in $)


ASSETS

CURRENT ASSETS                            1999          1998

Bank deposits                Note 1      2,507,017     3,637,758
Prepaid finance costs        Note 5         72,395        86,875
Prepaid insurance                           70,833        83,333
                                       -----------   -----------
Total current assets                     2,650,245     3,807,966

LONG TERM ASSETS

Vessels                      Note 3    155,406,085   162,237,124
                                       -----------   -----------
Total long-term assets                 155,406,085   162,237,124

TOTAL ASSETS                           158,056,330   166,045,090
                                       -----------   -----------

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES                       1999          1998

Accounts payable                                 0       675,384
Accrued interest on
  Bank loan                  Note 5         77,333        43,781
                                        ----------    ----------
Total Current  Liabilities                  77,333       719,165

LONG-TERM LIABILITIES

Mortgage Loan                Note 5     30,000,000    30,000,000
                                        ----------    ----------
Total Long-term liabilities             30,000,000    30,000,000

SHAREHOLDERS EQUITY

Share Capital                Note 6         97,066        97,066
Other Shareholders Equity    Note 6    127,881,931   135,228,859
                                       -----------   -----------
Total Shareholders Equity              127,978,997   135,325,925

TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                    158,056,330   166,045,090
                                       -----------   -----------

PROFIT AND LOSS ACCOUNT
(all figures are in $)

                                          1999          1998

Operating revenues                      14,782,500    16,006,199
Ship brokers commission                  (184,781)     (184,781)
Administrative expenses      Note 2,4    (411,504)     (412,779)
Depreciation                 Note 3    (6,831,039)   (6,831,039)
                                       -----------   -----------

Net operating income                     7,355,176     8,577,600

Interest income                            214,532       105,999
Interest expense             Note 5    (1,767,449)      (43,781)
Other finance charges        Note 5       (27,583)      (10,306)
                                       -----------    ----------
Net financial income                   (1,580,500)        51,912

NET PROFIT BEFORE TAX                    5,774,676     8,629,512
                                       -----------    ----------
Tax expense                                      0             0

NET PROFIT FOR THE YEAR                  5,774,676     8,629,512
                                       -----------    ----------

Earnings per share (EPS)                      0.59          0.73

STATEMENT OF CASH FLOW
(all figures are in $)

CASH FLOW FROM                            1999           1998
  OPERATING ACTIVITIES

Net profit (loss)                        5,774,676     8,629,512
Depreciation                             6,831,039     6,831,039
Increase (decrease) in
  receivables and payables              (614,852)    (2,682,212)

NET CASH USED IN
  OPERATING ACTIVITIES                  11,990,863    12,778,339

CASH FLOW FROM INVESTING ACTIVITIES
Investment in Vessels                            0             0

                                        ----------    ----------
CASH FLOW USED IN INVESTING ACTIVITIES           0             0

CASH FLOW FROM FINANCING ACTIVITIES
Additional warrant issue costs            (17,686)      (36,676)
Dividends paid                        (13,103,918)  (15,712,421)
Bank Loan                                        0     0,000,000
Repurchase of Common Stock                       0  (27,055,933)

CASH FLOW PROVIDED BY
  FINANCING ACTIVITIES                (13,121,604)  (12,805,030)

NET (DECREASE) INCREASE IN CASH        (1,130,741)      (26,691)
                                      ------------   -----------

BEGINNING CASH AND CASH EQUIVALENT       3,637,758     3,664,449
                                      ------------   -----------

END CASH AND CASH EQUIVALENT             2,507,017     3,637,758
                                      ------------   -----------

NORDIC AMERICAN TANKER SHIPPING LIMITED


NOTES TO FINANCIAL STATEMENTS
PERIOD JANUARY 1, 1999 THROUGH DECEMBER 31, 1999
____________________________________________________

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash and Cash on Deposit - Cash and cash on deposit consists of all cash and demand deposits with a maturity of three months or less.

    Income and Expenses - The Company accounts for all income and expenses using the accrual method of accounting.

    Income taxes - The Company is not subject to taxation in the United States of America.

2.  RELATED PARTY TRANSACTION

    The Company has entered into a management agreement with Ugland Nordic Shipping ASA (UNS) under which UNS will provide certain administrative, management and advisory services to the Company for an amount of $250,000 per year. In addition, a fee of $1.85 million was in 1995 was paid by the Company to UNS on the date of the issuance of the warrants in consideration for certain of UNS' previous activities on behalf of the Company prior to the consummation of the offering.

    This fee was included as part of the offering costs in 1995.

DEPRECIATION

    Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years. The basis for the depreciation is the actual cost price of the vessels in 1997, i.e. $ 170,775,970 in total for the three vessels.

    ALL VESSELS
    Total cost price in 1997                        $170,775,970
    Accumulated depreciation per January 1, 1999 $ 8,538,846 Depreciation January 1 through
      December 31, 1999                             $  6,831,039
                                                    ------------
    Book value per December 31, 1999                $155,406,085

    BRITISH HARRIER
    Total cost price in 1997                        $ 56,926,900
    Accumulated depreciation per January 1, 1999    $  2,846,345

    Depreciation January 1 through
      December 31, 1999                             $  2,277,076
    Book value per December 31, 1999                $ 51,803,479

    BRITISH HAWK
    Total cost price in 1997                        $ 56,926,900
    Accumulated depreciation per January 1, 1999 $ 2,846,345 Depreciation January 1 through
      December 31, 1999                             $  2,277,076
                                                    ------------
    Book value per December 31, 1999                $ 51,803,479

    BRITISH HUNTER
    Total cost price in 1997                        $ 56,922,170
    Accumulated depreciation per January 1, 1999 $ 2,846,156 Depreciation January 1 through
      December 31, 1999                             $  2,276,887
    Book value per December 31, 1999                $ 51,799,127

ADMINISTRATIVE EXPENSES

    Management fee, Ugland Nordic Shipping ASA       $   250,000
    Directors and officers insurance                 $    97,500
    Other fees and expenses, mostly related to
    Repurchasing of Shares                           $    64,004
                                                     -----------
    Total administrative expenses                    $   411,504

MORTGAGE LOAN, ACCRUED INTEREST, PREPAID FINANCE COSTS

    The Company has drawn upon a Loan of $ 30 mill with Den norske Bank, Oslo (DnB) to finance the repurchase of shares. The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80 % p.a. including the margin of 0.525 % for the next 5 years. The swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004.

    The Company pays an annual agency fee of $10,000 to DnB in connection with the $30.0 mill. Loan.

    ACCRUED INTEREST AT DECEMBER 31, 1999

    $30 mill, LIBOR 5.80 % for 16 days, $77,333.

    PREPAID FINANCE COSTS

         In connection with the draw down of the Mortgage Loan in 1998 of $30 mill, the Company paid $86,875 in an arrangement fee and commitment fee. The fees will be amortized over the term of the Loan, i.e. with 1/6 every year from January 1, 1999.

STATEMENT OF SHAREHOLDERS EQUITY
YEAR ENDED DECEMBER 31, 1999, 1998 AND 1997

                              COMMON STOCK          CLASS B STOCK     OTHER
                         ISSUED SHARES AMOUNT  ISSUED SHARES AMOUNT   EQUITY

BALANCE DECEMBER 31,
  1996                      82,237       822      12,000   12,000  51,586,857
-----------------------------------------------------------------------------
Repurchase of B Stock                            -12,000  -12,000
Exercise of Warrants to
  Common Stock          11,731,613   117,316                      119,662,453
Common Stock issue
  cost                                                               -336,907
Transfer from other
  equity 1)                                                        -1,529,048
-----------------------------------------------------------------------------
BALANCE DECEMBER 31,
  1997                  11,813,850   118,138           0        0 169,383,355
-----------------------------------------------------------------------------
Repurchase of Common
  Stock                 -2,107,244   -21,072                      -26,319,478
Repurchase cost                                                      -715,383
Additional Warrant
  exercise cost                                                       -36,676
Transfer from other
  equity 1)                                                        -7,082,959
-----------------------------------------------------------------------------
BALANCE DECEMBER 31,
  1998                   9,706,606    97,066           0        0 135,228,859
-----------------------------------------------------------------------------
Additional costs,
  Repurchase of Shares                                                -17,686
Transfer from other
  equity 1)                                                        -7,329,242
-----------------------------------------------------------------------------
BALANCE OF DECEMBER 31,
  1999                   9,706,606    97,066           0        0 127,881,931

1) This is part of the amount that the Company paid out of equity for dividends. As the Company distributes all available cash, its distributions may exceed its net profit. The Company has also paid additional capital transaction costs related to the warrant exercise and repurchase of shares in 1997, 1998 and 1999.


                                 * * * * * *






                                      7
01318002.AW8