Form 20-F/A
period 1999-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2000-06-30
CIK 1000177

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                  AMENDMENT NO. 1 TO FORM 20-F
(Mark One)
[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
         OF THE SECURITIES EXCHANGE ACT OF 1934

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

                       ISLANDS OF BERMUDA

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

    Yes   X             No
        -----              -----

Indicate by check mark which financial statement item the Registrant has elected to follow.

    Item 17    X        Item 18
         --                  --

TABLE OF CONTENTS (1)

                                                             Page

Part I   Item 1    Description of Business..................4

         Item 2    Description of Property..................6

         Item 3    Legal Proceedings........................6

         Item 4    Control of Registrant....................6

         Item 5    Nature of Trading Market.................6

         Item 6    Exchange Controls and Other
                   Limitations Affecting Security
                   Holders..................................7

         Item 7    Taxation.................................7

         Item 8    Selected Financial Data..................7

         Item 9    Management's Discussion and Analysis
                   of Financial Condition and Results
                   of Operations............................9

         Item 10   Directors and Officers of Registrant.....12

         Item 11   Compensation of Directors and
                   Officers.................................14

         Item 13   Interest of Management in Certain
                   Transactions.............................14

Part IV  Item 17   Financial Statements.....................14

         Item 19   Financial Statements and Exhibits........15


___________________
(1) Items omitted are inapplicable.

ITEM 1.  DESCRIPTION OF BUSINESS

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

    On October 6, 1997, the Company paid to BP Shipping Ltd. (the
"Charterer") for payment to the Builder a total of $119,490,000 in final payment of the three Vessels.

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

    Pursuant to an agreement (the "Management Agreement") between the Company and its Manager, Ugland Nordic Shipping ASA, a
Norwegian publicly traded shipping company (the "Manager"), the Manager provides certain management, administrative and advisory services to the Company.

VESSELS OWNED BY THE COMPANY

    Each Vessel is a 1997 built, 151,459 dwt double hull Suezmax oil tanker. The purchase price of each Vessel was approximately $56.9 million (the "Original Contract Price"). The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts").

    Each Vessel is registered on Isle of Man and flies the British flag.

CHARTERING OPERATIONS

    By their terms, each of the Vessels is chartered to the Charterer, pursuant to separate "hell and high water" bareboat charters (the "Charters"). The initial term of the Charters began on September 30, 1997 and will end approximately seven years after such date, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each of the Charters, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension. The Company's dividend policy is to pay dividends to the holders of the Company's Shares in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 1999, a portion of these dividends was considered return of capital for United States federal income tax purposes.

    The daily charterhire rate payable under each of the Charters is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of shipbrokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 1999, the Company did not receive Additional Hire for any of the four quarter periods.

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

    The Charters will end approximately seven years after September 30, 1997, unless extended as noted above. At least six months prior to the end of the term (including any extension thereof) of a Charter, the holders of the Shares will be entitled to vote on a proposal to sell the related Vessels and to distribute the net proceeds of such sale to the holders of the Shares to the extent permitted under Bermuda law. The Board of Directors of the Company (the "Board") will make a recommendation as to that proposal, which recommendation may favor such sale or an alternative plan, such as the operation, rechartering or other disposition of the Vessels. The proposal to sell the Vessels and distribute the resulting net proceeds shall be adopted if approved by the holders of a majority of the Shares voting at the meeting called for such purpose.

RISK DISCLOSURE

    During the term of the Charters, the Company is not exposed to significant market risks. The terms of the Charters provide a floor for the charterhire paid by the Charterer, and obligate the Charterer to bear the Vessels' operating risk. During the first five months of 2000, the charter market for Suezmax tankers has risen significantly.

    However, if the Charterer does not renew a Charter for a Vessel, the Company will be exposed to operating risk, chartering risk and asset value risk. Both the charter and vessel value markets for tankers are highly cyclical and volatile.

ITEM 2.  DESCRIPTION OF PROPERTY

    Other than its interests in the Vessels, the Company has no interest in any other property.

ITEM 3.  LEGAL PROCEEDINGS

    To the best of the Company's knowledge, no material legal proceedings including the Company or any directors or officers of the registrant are currently pending and no such proceedings are known to be contemplated by any governmental authorities.

ITEM 4.  CONTROL OF REGISTRANT

    The Manager is the only person known to the registrant that owns more than ten percent of the registrant's voting securities.
As of May 31, 2000, that ownership is as follows:

                 IDENTITY OF                       PERCENT OF
TITLE OF CLASS   PERSON OR GROUP   AMOUNT OWNED    CLASS

Common Shares    Ugland Nordic     2,144,971       22.10%
                 Shipping ASA      Shares

ITEM 5.  NATURE OF TRADING MARKET

    The primary trading market for the Shares is the American Stock Exchange (the "AMEX"), on which the Shares are listed under the symbol NAT. The secondary trading market for the Shares is the Oslo Stock Exchange (the "OSE") also with the symbol NAT.

    The high and low closing prices for the Shares by quarter, in 1998 and 1999 are as follows:

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

    On June 19, 2000, the closing price of the Shares as quoted on the AMEX was $16 1/2 and as quoted on the OSE was NOK 130.00.
On such date, there were 9,706,606 Shares issued and outstanding.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING

SECURITY HOLDERS

    There are no governmental laws, decrees or regulations in Bermuda that restrict the export or import of capital.

ITEM 7.  TAXATION

    The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders.
No Bermuda tax is imposed on holders with respect to the sale or exchange of Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, appreciation, or any tax in the nature of an estate, duty or inheritance tax, then the imposition of any such tax shall not be applicable. The assurance further provides that such taxes, and any tax in the nature of estate duty or inheritance tax, shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company, until March 2016.

    There are no provisions of any reciprocal tax treaty between Bermuda and the United States affecting withholding.

ITEM 8.  SELECTED FINANCIAL DATA

    The following Consolidated Income Statement Information and Consolidated Balance Sheet Information have been derived from the Financial Statements of the Company which are included herein and which have been audited by Deloitte & Touche, independent auditors, whose report thereon is also included herein. The Balance Sheet information provided below should be read in conjunction with the accompanying Financial Statements and the related notes thereto, and the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations herein.

           CONSOLIDATED BALANCE SHEET INFORMATION AT DECEMBER 31:
                              (in U.S. Dollars)
                                 (Unaudited)

ASSETS:
                                    1997          1998           1999

Bank deposits                      3,664,499     3,637,758     2,507,017
Bare-Boat - hire receivable        1,499,380             0             0
Prepaid finance costs                      0        86,875        72,395
Prepaid insurance                     95,836        83,333        70,833
Vessels                          169,068,163   162,237,124   155,406,085
                                ------------   -----------   -----------
Total Assets                    $174,327,878   166,045,090   158,056,330
                                ============   ===========   ===========
LIABILITIES:

Dividend payable                   1,181,385             0             0
Prepaid hire                       3,645,000             0             0
Accounts payable                           0       675,384             0
Accrued interest on Bank Loan              0        43,781        77,333
Mortgage Loan                              0    30,000,000    30,000,000

SHAREHOLDERS' EQUITY:

Share Capital                        118,138        97,066        97,066
Other Shareholders Equity        169,383,355   135,228,859   127,881,931
                                ------------   -----------   -----------
Total Liabilities and Equity    $174,327,878   166,045,090   158,056,330
                                ============   ===========   ===========


             CONSOLIDATED INCOME STATEMENT INFORMATION JANUARY 1
                             THROUGH DECEMBER 31

                                    1997          1998           1999

Operating revenues                 5,265,880    16,006,199    14,782,500
Ship brokers commission             (47,081)     (184,781)     (184,781)
Administrative expenses            (461,674)     (412,779)     (411,504)
DEPRECIATION                     (1,707,807)   (6,831,039)   (6,831,039)
                                 -----------   -----------   -----------
Net operating income               3,049,318     8,577,600     7,355,176
Net financial income                 147,174        51,912   (1,580,500)

Net Profit for the Year           $3,196,492    $8,629,512    $5,774,676
                                  ==========   ===========    ==========

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company owns three modern double hull 151,459 dwt Suezmax tankers, which were delivered in the last half of 1997. The
Vessels were built at Samsung Heavy Industries Ltd. in South
Korea.

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

    In January 2000, the Brokers Panel in London determined that there would be no Additional Hire for the period October 1 to December 31, 1999. The total charterhire for 1999 was thus $14,782,500. Charterhire (time charter equivalent) in each quarter of 1999 was $22,000 per day per Vessel.

    On January 3, 2000, the Company received $3,685,500 in Base
Hire from the Charterer for the period from January 1 to March
31, 2000.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31,
1998

    OPERATING REVENUES

    Operating revenues decreased for the year ended December 31, 1999 by $1,223,699 to $14,782,500 compared to $16,006,199 for the year ended December 31, 1998. The decrease in revenues was due to the absence of Additional Hire in the year ended December 31, 1999. The average daily rates of charterhire earned by the vessels remained the same at $13,500 per Vessel. The Company's revenues from the charterhire for the year ended December 31, 1999 were derived from Base Hire of $14,782,500.

    OPERATING EXPENSES

    Net costs for the year ended December 31, 1999 were $7,427,324 compared to $7,428,599 for the year ended December 31, 1998, of which depreciation in each year constitutes $6,831,039.

    NET OPERATING INCOME

    As a result of the foregoing factors, net operating income decreased by $1,222,424 to $7,355,176 for the year ended December
31, 1999 compared to $8,577,600 for the year ended December 31, 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31,
1997

    OPERATING REVENUES

    Operating revenues increased for the year ended December 31, 1998 by $10,740,319 to $16,006,199 (time charter equivalent of $23,117 per day per Vessel) compared to $5,265,880 for the year ended December 31, 1997. The increase in revenues was due to the receipt of charterhire from the Charterer for a full year. The average daily rates of charter hire earned by the Vessels remained at $13,500 per Vessel. The Company received $14,782,500 in Base Hire and Additional Hire for the period January 1 to March 31, 1998 of $1,233,699 ($4,532 per day per vessel).

    OPERATING EXPENSES

    Because the Company owned the Vessels for a full year, depreciation in the year ended December 31, 1998 increased by $5,123,232 to $6,831,039 from $1,707,807 for the year ended
December 31, 1997.

    Net costs for the year ended December 31, 1998 were $7,428,599 compared to $2,216,562 for the year ended December 31, 1997.

    NET OPERATING INCOME

    As a result of the foregoing factors, net operating income increased by $5,528,282 to $8,577,600 for the year ended December
31, 1998 compared to $3,049,318 for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

    Total assets of the Company at December 31, 1999 were $158,056,330 compared to $166,045,090 at December 31, 1998. Cash held at December 31, 1999 was $2,507,017.

    The Company's shareholders' equity at December 31, 1999 was
$127,978,997 as compared to $135,325,925 at December 31, 1998.

    The Company has sufficient sources of income through the payment of charterhire by the Charterer during the term of the Charters to pay ordinary recurring expenses that are not borne by the Manager. However, there can be no assurance that the Company will be able to repay or refinance its borrowings when the loan as described below in "Repurchase of Common Stock" becomes due, or that it will not incur extraordinary expenses.

INFLATION

    Management does not believe that inflation will significantly affect the Company's expenses over the term of the Charters.

CURRENCY EXCHANGE RATES

    The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and most of its anticipated cash expenses are expected to be denominated in United States Dollars. Accordingly, the Company's operating results following expiration of termination of the Charters are not expected to be adversely affected by movements in currency exchange rates or the imposition of currency controls in the jurisdictions in which the Vessels operate.

DIVIDEND PAYMENT

    Total dividends paid in 1999 were $13,103,918 or $1.35 per Share. The dividend payments in 1999 were as follows:

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

    In 1998, the Company entered into a loan in the amount of $30.0 million (the "Loan) with Den norske Bank ASA, Oslo, Norway
(DnB) to finance the repurchase of Shares. The total purchase price of the Shares including the costs associated with the transaction was $ 27.1 million. On May 12, 1999 the General

Shareholders Meeting approved the remaining proceeds being utilized to increase the Company's quarterly dividends.

    An important objective of the repurchase of Shares was to increase the Company's cash distribution to shareholders while the Vessels are on charter to the Charterer. While the Vessels are on charter, the minimum cash distribution per Share has increased by $0.15, from $1.20 to $1.35 per year, an increase of 12.5%.

    The Company has entered into an interest swap agreement with DnB, as a result of which the Company has fixed its interest on the Loan at 5.80 % p.a., including a margin of 0.525 %. The swap agreement terminates on the final repayment date of the Loan, i.e. the fourth quarter of the year 2004.


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

    Not applicable.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

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

                           THE COMPANY

    Name                     Age  Position

    Herbjorn Hansson         52   Director, President, and
                                  Chief Executive Officer
    Niels Erik Feilberg      38   Vice President and Treasurer
    Tharald Brovig           57   Director
    Hon. Sir David Gibbons   72   Director
    George C. Lodge          72   Director
    Axel Stove Lorentzen     47   Director
    Andreas Ove Ugland       45   Director
    Peter Bubenzer           45   Secretary

    * Peter Bubenzer of Appleby, Spurling & Kempe, Bermuda was appointed new Secretary of the Company on May 12, 1999

                           THE MANAGER

    Name                     Age  Position

    Arve Andersson           45   Director
    Tharald Brovig           57   Director
    Niels Erik Feilberg      38   Chief Financial Officer
    Herbjorn Hansson         52   Director; President and
                                  Chief Executive Officer
    Njal Hansson             57   Director
    Ulf G. Ryder             48   Director
    Christian Rytter Jr      44   Director
    Andreas Ove Ugland       45   Director, Chairman

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

    PETER BUBENZER has been Secretary of the Company since May 1999. Mr. Bubenzer formerly served as director and Secretary of BT Shipping Limited from July 1997 to July 1998. In addition, Mr. Bubenzer formerly served as director of Knightsbridge Tankers Limited from November 1996 to March 1998, Logic International Holdings Ltd. from September 1994 to November 1994, Asia Standard International Group Ltd. from May 1991 to September 1993, Frankie Dominion International from February 1991 to May 1991 and WellNet Holdings Limited from July 1989 to July 1990.

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


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

    Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company, at an aggregate amount of $52,000 in 1999. From the inception of the Company through December 31, 1999 the Directors of the Company have not been paid by the Company any amount for services rendered by them to the Company in all capacities.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
SUBSIDIARIES

    Not applicable.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The Manager is party to the Management Agreement with the Company, pursuant to which the Manager is entitled to a management fee of $250,000 per annum.

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

    Not applicable.

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

    Not applicable.

ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
REGISTERED SECURITIES AND USE OF PROCEEDS

    Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

    See the financial statements listed in Item 19 below.

ITEM 18.  FINANCIAL STATEMENTS

    Not applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

    The following financial statements, together with the report of Deloitte & Touche thereon, are filed as part of this annual report:

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


/s /Deloitte & Touche
---------------------
January 21, 2000

BALANCE SHEET AT DECEMBER 31.
(all figures are in $)


ASSETS

Current assets                              1999          1998

Bank deposits                  Note 1     2,507,017     3,637,758
Prepaid finance costs          Note 5        72,395        86,875
Prepaid insurance                            70,833        83,333
                                        -----------    ----------
Total current assets                      2,650,245     3,807,966

Long term assets

Vessels                        Note 3   155,406,085   162,237,124
                                        -----------    ----------
Total long-term assets                  155,406,085   162,237,124

TOTAL ASSETS                            158,056,330   166,045,090
                                        -----------    ----------

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities                         1999          1998

Accounts payable                                  0       675,384
Accrued interest on Bank loan  Note 5        77,333        43,781
                                        -----------    ----------
Total Current  Liabilities                   77,333       719,165

Long-term liabilities

Mortgage Loan                  Note 5    30,000,000    30,000,000
                                        -----------    ----------
Total Long-term liabilities              30,000,000    30,000,000

Shareholders Equity

Share Capital                  Note 6        97,066        97,066
Other Shareholders Equity      Note 6   127,881,931   135,228,859
                                        -----------    ----------
Total Shareholders Equity               127,978,997   135,325,925

TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                     158,056,330   166,045,090
                                        -----------    ----------

PROFIT AND LOSS ACCOUNT
(all figures are in $)

                                             1999          1998

Operating revenues                      14,782,500    16,006,199
Ship brokers commission                   (184,781)     (184,781)
Administrative expenses        Note 2,4   (411,504)     (412,779)
Depreciation                   Note 3   (6,831,039)   (6,831,039)
                                        -----------   -----------
Net operating income                     7,355,176     8,577,600

Interest income                            214,532       105,999
Interest expense               Note 5   (1,767,449)      (43,781)
Other finance charges          Note 5      (27,583)      (10,306)
                                        -----------   -----------
Net financial income                    (1,580,500)       51,912

NET PROFIT BEFORE TAX                    5,774,676     8,629,512
                                        -----------   -----------

Tax expense                                      0             0

NET PROFIT FOR THE YEAR                  5,774,676     8,629,512
                                        -----------   -----------


Earnings per share (EPS)                      0.59          0.73

STATEMENT OF CASH FLOW
(all figures are in $)

                                               1999          1998
CASH FLOW FROM OPERATING ACTIVITIES
Net profit (loss)                        5,774,676     8,629,512
Depreciation                             6,831,039     6,831,039
Increase (decrease) in receivables
 and payables                             (614,852)   (2,682,212)

Net cash used in operating activities   11,990,863    12,778,339
                                       ------------  ------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in Vessels                            0             0
                                       ------------  ------------

Cash flow used in investing activities           0             0
                                       ------------  ------------

CASH FLOW FROM FINANCING ACTIVITIES
Additional warrant issue costs             (17,686)      (36,676)
Dividends paid                         (13,103,918)  (15,712,421)
Bank Loan                                        0     0,000,000
Repurchase of Common Stock                       0   (27,055,933)

Cash flow provided by financing
 activities                            (13,121,604)  (12,805,030)
                                       ------------  ------------

NET (DECREASE) INCREASE IN CASH         (1,130,741)      (26,691)
                                       ------------  ------------

BEGINNING CASH AND CASH EQUIVALENT       3,637,758     3,664,449
                                       ------------  ------------

END CASH AND CASH EQUIVALENT             2,507,017     3,637,758
                                       ------------  ------------

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

    ALL VESSELS
    Total cost price in 1997                        $ 170,775,970
    Accumulated depreciation per January 1, 1999 $ 8,538,846 Depreciation January 1 through
     December 31, 1999                              $   6,831,039
    -------------------------------------------------------------
    Book value per December 31, 1999                $ 155,406,085

    BRITISH HARRIER
    Total cost price in 1997                        $  56,926,900
    Accumulated depreciation per January 1, 1999 $ 2,846,345 Depreciation January 1 through
     December 31, 1999                              $   2,277,076
    -------------------------------------------------------------
    Book value per December 31, 1999                $  51,803,479

    BRITISH HAWK
    Total cost price in 1997                        $  56,926,900
    Accumulated depreciation per January 1, 1999 $ 2,846,345 Depreciation January 1 through
     December 31, 1999                              $   2,277,076
    -------------------------------------------------------------
    Book value per December 31, 1999                $  51,803,479

    BRITISH HUNTER
    Total cost price in 1997                        $  56,922,170
    Accumulated depreciation per January 1, 1999 $ 2,846,156 Depreciation January 1 through
     December 31, 1999                              $   2,276,887
    -------------------------------------------------------------
    Book value per December 31, 1999                $  51,799,127


4.  ADMINISTRATIVE EXPENSES

    Management fee, Ugland Nordic Shipping ASA      $     250,000
    Directors and officers insurance                $      97,500
    Other fees and expenses, mostly related to
    Repurchasing of Shares                          $      64,004
                                                    -------------
    Total administrative expenses                   $     411,504


5.  MORTGAGE LOAN, ACCRUED INTEREST, PREPAID FINANCE COSTS

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

    The Company pays an annual agency fee of $10,000 to DnB in connection with the $30,0 mill. Loan.

    ACCRUED INTEREST AT DECEMBER 31, 1999

    $30 mill, LIBOR 5,80 % for 16 days, $77,333.


    PREPAID FINANCE COSTS

    In connection with the draw down of the Mortgage Loan in 1998 of $30 mill, the Company paid $86,875 in an arrangement fee and commitment fee. The fees will be amortized over the term of the Loan, i.e. with 1/6 every year from January 1, 1999.

6.  STATEMENT OF SHAREHOLDERS EQUITY
    YEAR ENDED DECEMBER 31, 1999, 1998 AND 1997

                             Common Stock         Class B Stock       Other
                      Issued Shares   Amount  Issued Shares Amount   Equity
______________________________________________________________________________
BALANCE DECEMBER 31,1996        82237     822    12000      12000     51586857
______________________________________________________________________________
Repurchase of B Stock                           -12000     -12000
Exercise of Warrants
  to Common Stock            11731613  117316                        119662453
Common Stock issue cost                                                -336907
Transfer from other
 equity 1)                                                            -1529048
______________________________________________________________________________
BALANCE DECEMBER 31,1997     11813850   11838        0          0    169383355
______________________________________________________________________________
Repurchase of Common
 Stock                       -2107244  -21072                        -26319478
Repurchase cost                                                        -715383
Additional Warrant
 exercise cost                                                          -36676
Transfer from other equity 1)                                         -7082959
______________________________________________________________________________
BALANCE DECEMBER 31,1998      9706606   97066        0          0    135228859
______________________________________________________________________________
Additional costs, Repurchase
 of Shares                                                              -17686
Transfer from other equity 1)                                         -7329242
______________________________________________________________________________
BALANCE DECEMBER 31,1999      9706606   97066        0          0    127881931
______________________________________________________________________________

1) This is part of the amount that the Company paid out of equity for dividends. As the Company distributes all available cash, its distributions may exceed its net profit. The Company has also paid additional capital transaction costs related to the warrant exercise and repurchase of shares in 1997,1998 and 1999.



                                 * * * * * *


ADDITIONAL INFORMATION

    BP Amoco p.l.c, the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-F (File No. 005-42076) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                                  NORDIC AMERICAN TANKER
                                  SHIPPING LIMITED

                           SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements of for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  NORDIC AMERICAN TANKER
                                  SHIPPING LIMITED

                                  By:  Herbjorn Hansson


                                  ____________________________
                                  Herbjorn Hansson
                                  Chief Executive Officer



Dated: June 27, 2000
































                               28
01318002.AX5