Form 20-F
period 2000-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2001-07-02
CIK 1000177

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[    ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X  ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 2000

                               OR

[    ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 Commission file number 1-13944


             NORDIC AMERICAN TANKER SHIPPING LIMITED
----------------------------------------------------------------

     (Exact name of Registrant as specified in its charter)

                       ISLANDS OF BERMUDA
----------------------------------------------------------------

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

                Item 17   X      Item 18

                        TABLE OF CONTENTS

                                                             PAGE
PART I
   Item 1. Identity of Director, Senior Management and Advisor.5
   Item 2. Offer Statistics and Expected Timetable  ...........5
   Item 3. Key Information  ...................................5
      A. Selected Financial Data ..............................5
      B. Capitalization and Indebtedness ......................7
      C. Reasons for the Offer and Use of Proceeds ............7
      D. Risk Factors  ........................................8
   Item 4. Information on the Company  .......................13
      A. History and Development  ............................13
      B. Business overview  ..................................13
      C. Organizational Structure ............................17
      D. Property, Plant and Equipment  ......................18
   Item 5. Operating and Financial Review and Prospects  .....19
      A. Operating Results  ..................................19
      B. Liquidity and Capital Resources .....................20
   Item 6. Directors, Senior Management and Employees ........21
      A. Directors and Senior Management .....................21
      B. Compensation  .......................................23
      C. Board Practices .....................................23
      D. Employees  ..........................................23
      E. Share Ownership .....................................24
   Item 7. Major Shareholders and Related Party Transactions .24
      A. Major Shareholders  .................................24
      B. Related Party Transactions  .........................24
   Item 8. Financial Information  ............................25
      A. Consolidated Statements and Other Financial
          Information.........................................25
   Item 9. The Offer and Listing  ............................25
      A.4. Market Price Information  .........................25
      C. Markets on Which our Ordinary Shares Trade  .........26
   Item 10. Additional Information  ..........................27
      A. Share Capital  ......................................27
      B. Memorandum and Articles of Association  .............27
      C. Material Contracts  .................................28
      D. Exchange Controls  ..................................28
      E. Taxation  ...........................................29
   Item 11. Quantitative and Qualitative Disclosures about
       Market Risk ...........................................29
   Item 12. Description of Securities other than Equity
       Securities. ...........................................30
Part II
   Item 13. Defaults, Dividend Arrearages and Delinquencies...30
   Item 14. Material Modifications to the Rights of Security
       Holders and Use of Proceeds............................30
   Item 15. [Reserved] .........................................
   Item 16. [Reserved]  ........................................
Part III

   Item 17. Financial Statements ............................F-1
   Item 18. Financial Statements  ..............................
   Item 19. Exhibits  ..........................................

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

         Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

         The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects." The statements of operations data for each of the three years ended December 31, 1998, 1999, and 2000 and selected balance sheet data as of December 31, 1999 and 2000 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 1996 and 1997 and selected balance sheet data as of December 31, 1996, 1997 and 1998 are derived from our audited financial statements not included in this document.

SELECTED BALANCE SHEET DATA
                                           December 31,
                   ----------------------------------------------------------
                     2000          1999       1998       1997          1996
                   --------      --------   --------   --------      --------
Assets
Cash and
  Cash Deposit     1,922,925    2,507,017    3,637,758      19,499     83,275
Prepaid Finance
  Expenses            57,915       72,395       86,875           0          0
Prepaid Insurance      58,33       70,833       83,333      95,836    180,000
Accounts
  Receivable      10,228,286            0            0   1,499,380    111,644
Vessels          148,575,045  155,406,085  162,237,124 169,068,163 51,224,760
                 -----------   ----------  ----------- ----------- ----------
Total Assets     160,842,504  158,056,330  166,045,090 170,682,878 51,599,679
                 ===========  ===========  =========== =========== ==========


Accounts
  Payable                  0            0      675,384   1,181,385          0
Accrued
  Interest            43,500       77,333       43,781           0          0
Bank Loan         30,000,000   30,000,000   30,000,000           0          0
                  ----------   ----------   ----------  ---------- ----------
Total Long-
  term
  Liabilities     30,043,500   30,077,333   30,719,165   1,181,385          0

Shareholder's Equity
Share Capital         97,066       97,066       97,066     118,138     12,822
Other
  Shareholders'
  Equity         130,701,938  127,881,931  135,228,859 169,383,355 51,586,857
                 -----------  -----------  ----------- ----------- ----------
Total
  Shareholders'
  Equity         130,799,004  127,978,997  135,325,925 169,501,493 51,599,679
                 -----------  -----------  ----------- ----------- ----------
Total
  Liabilities
  and
  Shareholders'
  Equity         160,842,504  158,056,330  166,045,090 170,682,878 51,599,679
                 ===========  ===========  =========== =========== ==========

SELECTED STATEMENT OF OPERATIONS DATA
                                      Year Ended December 31,
                   ----------------------------------------------------------
                     2000         1999        1998        1997        1996
                   --------     --------    --------    --------    --------
Revenue          36,577,262  14,782,500   16,006,199   5,265,880          0
Ship Broker
  Commissions      (185,288)   (184,781)    (184,781)    (47,081)         0
Mgmt. Fee &
  Admin. Exp.      (290,791)   (314,004)    (412,779)   (461,674)  (430,000)
Directors
  Insurance         (82,500)    (97,500)           0           0          0
Depreciation     (6,831,040) (6,831,039)  (6,831,039) (1,707,807)         0
                  ---------   ---------    ---------    --------   --------
Net Operating
  Income         29,187,643   7,355,176    8,577,600   3,049,318   (430,000)
                 ----------   ---------    ---------   ---------   --------
Net Financial
  Items          (1,518,679) (1,580,500)      51,912     147,174          0
                 ----------   ---------    ---------   ---------   --------
Net Profit
  for the Year   27,668,964   5,774,676    8,629,512   3,196,492   (430,000)
                 ==========   =========    =========   =========   ========

Basic Earnings
  Per Share (a)        2.85        0.59         0.73        1.06      (5.23)
Diluted Earnings
  Per Share            2.85        0.59         0.73        0.57      (5.23)
Cash Dividends
  Declared
  Per Share            2.56        1.35         1.33        1.57          0
Weighted Average
Shares Outstanding:
  Basic           9,706,606   9,706,606   11,796,530   3,018,518     82,237
  Diluted         9,706,606   9,706,606   11,796,530   5,606,055     82,237

(a) Warrants to purchase 11,731,613 shares of common stock at $10.21 per share were outstanding during 1996 and 1997 but were not included in the computation of diluted earnings per share because the Company had negative earnings in 1996 and therefore, the effect would be anti-dilutive.

B.  CAPITALIZATION AND INDEBTEDNESS

         Not Applicable

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable

D.  RISK FACTORS

Industry Specific Risk Factors

THE CYCLICAL NATURE OF THE TANKER INDUSTRY MAY LEAD TO VOLATILE
CHANGES IN CHARTER RATES WHICH MAY ADVERSELY AFFECT THE COMPANY'S
EARNINGS

         If the tanker industry, which has been cyclical, is depressed in the future when the Company's vessels' charters expire or when the Company wants to sell a vessel, the Company's earnings and available cash flow may decrease. The Company's ability to recharter its vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

         The factors affecting the supply and demand for tanker vessels are outside of the Company's control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

              -    demand for oil and oil products;

              -    global and regional economic conditions;

              - the distance oil and oil products are to be moved by sea; and

              - changes in seaborne and other transportation patterns

         The factors that influence the supply of tanker capacity include:

              -    the number of newbuilding deliveries;

              -    the scrapping rate of older vessels; and

              -    the number of vessels that are out of service.

         The Company's vessels are currently operated under bareboat charters to BP Shipping Ltd., a wholly owned subsidiary of BP p.l.c. The Company receives a set minimum base rate charter hire and variable additional hire under these bareboat charters. The amount of additional hire is determined by a brokers' panel and therefore is subject to variation depending on general tanker market conditions. The Company cannot assure you that the Charterer will pay additional hire for any quarter.

THE VALUE OF THE COMPANY'S VESSELS MAY FLUCTUATE AND ALSO DEPEND
ON WHETHER BP SHIPPING LTD. RENEWS ITS CHARTERS WHICH COULD
RESULT IN A LOWER SHARE PRICE

         Tanker values have generally experienced high volatility. Investors can expect the fair market value of the Company's oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of the Company's vessels at the termination of their charters or earlier at the time of their sale. It is very possible that the value of the Company's vessels could be well below both their implied value based on the trading price for the Company's shares and their present market value without the BP Shipping Ltd. charters. While the trading price for the Company's shares depends on many factors, the failure of BP Shipping Ltd. to renew the charters could result in a lower market price for the Company's shares.
Company Specific Risk Factors

BECAUSE THE COMPANY'S CHARTERS MAY EXPIRE IN 2004, THE COMPANY
MAY INCUR ADDITIONAL EXPENSES AND NOT BE ABLE TO RECHARTER THE
COMPANY'S VESSELS PROFITABLY

         Each of the Company's charters with BP Shipping Ltd. expires approximately seven years after the date of delivery of each vessel to us, which could be as early as September 2004, unless extended at the option of the charterer for seven successive one year periods, on twelve months' prior written notice. The charterer has the sole discretion to exercise that option under one or more of the charters. The charterer will not owe any fiduciary or other duty to the Company or its shareholders in deciding whether to exercise the extension option, and the charterer's decision may be contrary to the Company's interests or those of the Company's shareholders.

         The Company cannot predict at this time any of the factors that the charterer will consider in deciding whether to exercise any of its extension options under the charters. It is likely, however, that the charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to the charterer's requirements and whether competitive charterhire rates are available to the charterer in the open market at that time.

         In the event BP Shipping Ltd. does not extend the Company's current charters, the Company will present to its shareholders a recommendation by the Company's Board of Directors as to whether it believes that the sale of the Company's vessels is in the shareholders' best interests or whether an alternative plan, such as attempting to arrange a replacement charter, might be of greater benefit. Replacement charters may include shorter term time charters and employing the vessels on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charters may bring the Company lower charter rates and would likely require the Company to incur greater expenses which may reduce the amounts available, if any, to pay distributions to shareholders.

THE COMPANY OPERATES IN THE HIGHLY COMPETITIVE INTERNATIONAL
TANKER MARKET AND ITS POSITION COULD BE ADVERSELY AFFECTED IF
BP SHIPPING LTD. DOES NOT RENEW THE COMPANY'S CHARTERS

         The operation of tanker vessels and transportation of crude and petroleum products and the other businesses in which the Company operates are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of the Company's existing charters with BP Shipping Ltd. the Company is not exposed to the risk associated with this competition. In the event that BP Shipping Ltd. does not renew the charters in 2004, the Company will have to compete with other tanker owners, including major oil companies as the well as independent tanker companies for charterers. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in the Company's achieving lower revenues from the Company's oil tankers.

COMPLIANCE WITH ENVIRONMENTAL LAWS OR REGULATIONS MAY ADVERSELY
AFFECT THE COMPANY'S EARNINGS AND FINANCIAL CONDITIONS IF BP
SHIPPING LTD. DOES NOT RENEW ITS CHARTERS

         Regulations in the various states and other jurisdictions in which the Company's vessels trade affect the Company's business. Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of the Company's vessels. Although BP Shipping Ltd. is responsible for all operational matters and bears all these expenses during the term of the Company's current charters, these expenses could have an adverse effect on the Company's business operations at any time after the expiration or termination of a charter or in the event BP Shipping Ltd. fails to make a necessary payment.

THE COMPANY MAY NOT HAVE ADEQUATE INSURANCE IN THE EVENT EXISTING
CHARTERS ARE NOT RENEWED

         There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the existing charters, BP Shipping Ltd. bears all risks associated with the operation of the Company's vessels including any total loss of one or more vessels. However, the Company cannot assure investors that the Company will adequately insure against all risks in the event the Company's existing charters are not renewed at the expiration of their terms. The Company may not be able to obtain adequate insurance coverage at reasonable rates for the Company's fleet in the future and the insurers may not pay particular claims.

THE COMPANY IS HIGHLY DEPENDENT ON BP SHIPPING LTD. AND BP p.l.c.

         The Company is highly dependent on the due performance by BP Shipping Ltd. of its obligations under the charters and by its guarantor, BP p.l.c. Any failure by BP Shipping Ltd. or BP p.l.c. to perform its obligations could result in enforcement by the Company's lenders of their rights including foreclosing on the mortgages over the vessels and the outstanding capital stock of the Company's subsidiaries, all of which are pledged to the lenders, and all of the subsidiaries' rights in the charters, and the consequent forfeiture of the Company's vessels. The Company's shareholders do not have any recourse against BP Shipping Ltd. or BP p.l.c.

         The Company's ability to recharter or sell the vessels if BP Shipping Ltd. or BP p.l.c. defaults would be subject to the rights of the lenders and the rights of the lessor under finance leases to which the Company is a party for its vessels. In addition, if BP Shipping Ltd. were to default on its obligations under a charter or not exercise its charter extension option, the Company may be required to change the flagging or registration of the related vessel and may incur additional costs, including maintenance and crew costs.

INCURRENCE OF EXPENSES OR LIABILITIES MAY REDUCE OR ELIMINATE
DISTRIBUTIONS

         The Company has made distributions quarterly since September 1997, in an aggregate amount equal to the charterhire received from BP Shipping Ltd. less the Company's cash expenses and less any reserves required in respect of any contingent liabilities. It is possible that the Company could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. In particular, toward the end of the term of the charters in 2004, the Company is likely to have additional expenses and may have to set aside amounts for future payments of interest. The Company's loan agreements prohibit the declaration and payment of dividends if the Company is in default under them. In addition, the declaration and payment of dividends is subject at all times to the discretion of the Company's Board. The Company cannot assure you that the Company will pay dividends in the amounts anticipated or at all.

THE COMPANY HAS A LIMITED BUSINESS PURPOSE WHICH LIMITS ITS
FLEXIBILITY

         The Company's bye-laws limit the Company's business to engaging in the acquisition, disposition, ownership, leasing and chartering of the Company's three Suezmax oil tankers. During the terms of the Company's charters with BP Shipping Ltd. the Company expects that the only source of operating revenue from which the Company may pay distributions will be from these charters.

GOVERNMENTS COULD REQUISITION THE COMPANY'S VESSELS DURING A
PERIOD OF WAR OR EMERGENCY, RESULTING IN A LOSS OF EARNINGS

         A government could requisition for title or seize the Company's vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner.
Also, a government could requisition the Company's vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. If a vessel is requisitioned for hire from a pre-existing charterer beyond the scheduled termination date, BP Shipping Ltd. will be obligated to pay to us only those amounts received by it as charterhire from the requisitioning entity, less operating costs. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, the Company would bear all risk of loss or damage to the vessel after the charter would otherwise have terminated.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT

    Nordic American Tanker Shipping Limited (the "Company") was incorporated on June 12, 1995, under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring, disposing, owning, leasing, and chartering three double hull Suezmax oil tankers (the "Vessels"). The principal executive offices of the Company are located at: Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, telephone number (441) 295-2244.

    Pursuant to an agreement (the "Management Agreement") between the Company and its manager, Ugland Nordic Shipping ASA (the
"Manager"), the Manager provides certain management, administrative and advisory services to the Company.

B.  BUSINESS OVERVIEW

Vessels Owned by the Company

    Each of the Company's Vessels is a 1997 built, 151,459 dwt double hull Suezmax oil tanker. The purchase price of each Vessel was approximately $56.9 million. The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts"). The Vessels were built at Samsung Heavy Industries Co. Ltd. in South Korea.

    Each Vessel is registered on Isle of Man and flies the British flag.

Chartering Operations Commenced on September 30, 1997

    Each Vessel is chartered to BP Shipping Ltd. (the "Charterer"), pursuant to separate "hell and high water" bareboat charters (the "Charters"). The initial term of these charters began on September 30, 1997 and will end approximately seven years after such date, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each Charter, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension.

    The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 2000, the Company received Additional Hire for all four quarters.

    Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire is absolute, regardless whether there is loss or damage to a Vessel or any other reason. The Charterer is also obligated to indemnify and hold the Company harmless from all liabilities arising from the operation, design and construction of the Vessels prior to and during the term of the Charters, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company. The obligations of the Charterer are guaranteed by BP p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c.

    At least six months prior to the end of the term (including any extension thereof) of a Charter, the holders of the Shares will be entitled to vote on a proposal to sell the related Vessels and to distribute the net proceeds to the shareholders to the extent permitted under Bermuda law. The Board of Directors of the Company (the "Board") will make a recommendation as to that proposal, which recommendation may favor such sale or an alternative plan, such as the operation, rechartering or other disposition of the Vessels. The proposal to sell the Vessels and distribute the resulting net proceeds shall be adopted if approved by the holders of a majority of the Common Shares voting at the meeting called for such purpose.

The International Tanker Market

    International seaborne oil and petroleum products transportation services are mainly provided by two types of operator: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage "spot charters") and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

    The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years, however, an environmental protection regime has evolved which has a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

    In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) ULCC-size range of approximately 320,000 to 450,000 dwt; (ii) VLCC-size range of approximately 200,000 to 320,000; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 60,000 to 120,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

    The tanker market in general was depressed through the second half of 1998 and 1999 as a result of lower volumes of oil transported due to cuts in oil production by OPEC. A high proportion of the OPEC cuts were taken by the Middle East producers which account for the long-haul crude. The cut in long-haul crude resulted in decreased transportation demand. At the beginning of the year 2000 the Suezmax market started to improve, backed by increasing OPEC production and the fact that scrapping of older tonnage in the weak 1999 market brought demand and supply of transportation capacity closer to a balance. A high-profile oil-spill off the coast of France in late 1999 created strong public and political pressure for stricter requirements on tankers. The result was an increased demand for modern quality tonnage as many leading charterers reduced their use of older tonnage. OPEC increased output on several occasions in 2000 in response to oil demand and the demand for tonnage grew through the year with gradually higher charter rates and, in the last quarter of 2000, the highest average Suezmax rates paid since the early 1970's. The charter rates have dropped in the beginning of 2001, compared to the highs of end 2000, but rates are still at high levels. A continued strong Suezmax market will largely depend on the global oil demand in 2000 and the probable implementation by IMO of new rules that would remove from trading in the next 3 to 4 years almost all Suezmaxes built before 1980.

Environmental and Other Regulations

    The operation of the Vessels are affected by environmental protection laws and other regulations. Such laws and regulations are subject to extensive and material changes. Compliance with such laws and regulations may entail significant expenses, including expenses for ship modifications and changes in operating procedures. Although all such expenses are payable by the Charterer during the term of the Charters, such expenses could have an adverse effect on the Company at any time after the expiration or termination of a Charter or in the event the Charterer and BP p.l.c. (as the guarantor of the obligations of the Charterer) fail to make any such payment. Certain proposals in the United States for new regulatory requirements could create significant additional expenses in such event. In particular, certain legislation has been proposed that would, among other things, impose minimum wage requirements on foreign crews, impose restrictions on the use of foreign-flagged vessels (such as the Vessels) in United States trade and impose additional costs on operators of foreign-built vessels (such as the Vessels). The Company cannot predict the likelihood of any of this proposed legislation being enacted or the ultimate cost of complying with such legislation if enacted.

    In addition, although the United States Oil Pollution Act of 1990, as amended ("OPA"), limits the strict liability of owners, operators and charterers by demise (i.e., bareboat charterers) of vessels (the "Responsible Parties") to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation) for removal costs and damages that result from a discharge of oil, these limits do not apply if the discharge is caused by gross negligence or willful misconduct, or the violation of an applicable U.S. federal safety, construction or operating regulation by a Responsible Party.

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

    The operation of the Vessels is also affected by the newly adopted requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (the "ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected vessels. Although compliance with the ISM Code is the responsibility of the Charterer during the term of the Charters, the Company would become primarily responsible for compliance with the ISM Code if the Charterer were to default in its obligations under the Charter.

C.  ORGANIZATIONAL STRUCTURE

    Prior to September 30, 1997, the Company was a wholly owned subsidiary of Ugland Nordic Shipping ASA, a Norwegian shipping company whose shares are listed on the Oslo Stock Exchange. On September 30, 1997, 11,731,613 warrants for the purchase of the Company's common shares, which had been sold to the public in 1995, were exercised. Ugland Nordic Shipping ASA currently provides managerial, administrative and advisory services to the Company pursuant to the Management Agreement and holds 16.42% of the outstanding Shares.

D.  PROPERTY, PLANTS AND EQUIPMENT

    Other than the Vessels described elsewhere in this filing, the Company does not own or lease any tangible fixed property.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Results of Operations

    The Company's revenues from charterhire for 2000 increased 147% over 1999 to $36,577,262 or $33,313 per day per vessel (T/C equivalent of $41,813 per day per vessel). Charterhire revenue for 2000 was derived from Base Hire of $14,823,000 ($13,500 per day per Vessel) and Additional Hire of $21,754,262 ($19,813 per day per vessel

    Market rates which are used to determine additional hire increased steadily in 2000 reaching an all time high in the fourth quarter. The increase was driven by OPEC oil production increases and a high profile oil spill in late 1999 creating demand for stricter requirements on tankers. Additional hire by quarter, as determined by the Brokers Panel was $1,113,458, $3,194,315, $7,218,203 and $10,228,286 for the first through the fourth quarters respectively. Charterhire (time charter equivalent) in each quarter of 2000 was $26,079, $33,701, $48,153 and $59,059 per day per Vessel, respectively.

    Comparatively, Base Hire in 1999 and 1998 was $14,782,500
($13,500 per day per Vessel) for both years. Additional Hire was $0 in 1999 and $1,223,699 in 1998.

    Operating costs for 2000, 1999 and 1998 were $558,759, $596,285 and $597,560 respectively. The Company's operating costs for all three years consisted of ship brokers commissions of approximately $185,000 and management fees of $250,000 which are fixed. The decrease in costs of $37,526 from 1999 to 2000 is mainly due to lower insurance costs. Depreciation expense approximated $6,831,040 for each of the three years.

Liquidity and Capital Resources

    The Company's cash flows are primarily from charter hire revenue.

    Cash flows provided by operating activities approximately doubled in 2000 to $24,264,864 due primarily to the increase in charterhire revenue partially offset by an increase in accounts receivable of $10,228,286. The increase in accounts receivable was due to additional charter hire for 2000 which was determined in January 2001.

    Cash flows used in financing activities increased 89% to $24,848,957 due to the increase in dividends paid during the year. There were no cash flows from investing activities during the year.

Dividend payment

    Total dividends declared and paid out in 2000 was $24,848,957 or $2.56 per Share. The dividend payments in 1998, 1999 and 2000 have been as follows:

         Period        1998       1999      2000
         ---------------------------------------
         1st Quarter   0.40       0.32      0.34
         2nd Quarter   0.41       0.32      0.45
         3rd Quarter   0.32       0.35      0.67
         4th Quarter   0.30       0.36      1.10
         ---------------------------------------
         Total USD     1.43       1.35      2.56
         ---------------------------------------

    The Company declared a dividend of $1.41 for the first quarter of 2001. The dividend of $1.41 was paid to Shareholders in February 2001.

Long-Term Debt and Repurchase of Common Stock

    In 1998 the Company borrowed $30.0 million from Den norske Bank ASA, Oslo, Norway (DnB) to finance the repurchase of 2,107,244 shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. The total purchase price of the Shares including the costs associated with the transaction was $27.1 million. On May 12, 1999, the General Shareholders Meeting approved the remaining proceeds being utilized to increase the quarterly dividends.

    An important objective of the repurchase of Shares was to increase the Company's cash distribution to shareholders while the Vessels are on charter to the Charterer. While the Vessels are on charter, the minimum cash distribution per Share (assuming receipt of Base Hire and no increase of expenses) has increased by $0.15, from $1.20 to $1.35 per year, an increase of 12.5%.

    The Company has entered into an interest swap agreement with DnB, as a result of which the Company pays a fixed interest on the Loan of 5.80% annually for the next 5 years. The swap agreement terminates on the final repayment date of the Loan, i.e., the fourth quarter of the year 2004.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

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


                                 THE COMPANY

    NAME                         AGE             POSITION

    Herbjorn Hansson             53              Director and President
    Peter Bubenzer                               Secretary
    Niels Erik Feilberg          39              Vice President and Treasurer
    Tharald Brovig               58              Director
    Hon. Sir David Gibbons       73              Director
    George C. Lodge              73              Director
    Axel Stove Lorentzen         48              Director
    Andreas Ove Ugland           46              Director

                                 THE MANAGER

    NAME                         AGE             POSITION

    Tharald Brovig               58              Director
    Niels Erik Feilberg          39              Chief Financial Officer
    Herbjorn Hansson             53              Director; President and
                                                   Chief Executive Officer
    Njal Hansson                 58              Director
    Ulf G. Ryder                 49              Director
    Christian Rytter Jr          45              Director
    Andreas Ove Ugland           46              Director, Chairman
    Johan Benad Ugland           47              Director

    Certain biographical information with respect to each director and executive officer of the Company and the Manager is set forth below.

    Herbjorn Hansson has been President and Chief Executive Officer of the Company and of the Manager since July 1995 and September 1993, respectively, and has served as a director of the Manager since its organization in June 1989 and as a director of the Company since July 1995. Mr. Hansson formerly served as the Chairman of the Board of the Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Independent Tanker Owners, from 1975-1980. He was an executive officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988.

    Peter Bubenzer has been the Secretary of the Company since
May 1999. Mr. Bubenzer has been a partner in the law firm of Appleby, Spurling & Kempe, Bermuda, since 1986.

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

    John Benad Ugland has been a director of the Manager since
May 1999.  Mr. Ugland also serves as Chairman of JBO Holdings AS.

    Ulf G. Ryder has been a Director of the Manager since June
1999.  Mr. Ryder is Managing Director of Stena Bulk AB of
Gothenburg, Sweden.

    Christian Rytter Jr  has been a director of the Manager since
May 1996.  Mr. Rytter is Managing Director of L.Giil-Johannessen
AS and is also Chairman of Seabulk a.s.

B.  COMPENSATION

    Pursuant to the Management Agreement, the Manager will pay from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $95,000 per annum. Hence from the inception of the Company through December 31, 2000, the Directors of the Company have not been paid by the Company for services rendered by them to the Company in any capacity.

C.  BOARD PRACTICES

    The members of the Company's board of directors serves until the next annual general meeting following his or her election to the board. The members of the current board of directors were elected at the annual general meeting held on May 3, 2001.

D.  EMPLOYEES

    The Company has not had any employees during the past three fiscal years. Pursuant to a management agreement with the Manager, the Manager provides management, administrative and advisory services to the Company.

E.  SHARE OWNERSHIP

    The following table sets forth information regarding the share ownership of the Company by its directors. All of the shareholders, including the directors listed in this table, are entitled to one vote for each share of common stock held.

Title       Identity of Person   No. of Shares   % of Class

Common      Herbjorn Hansson           *         Less than 1%
            Peter Bubenzer             *         Less than 1%
            Niels Erik Feilberg        *         Less than 1%
            Tharald Brovig             *         Less than 1%
            Hon. Sir David Gibbons     *         Less than 1%
            George C. Lodge            *         Less than 1%
            Axel Stove Lorentzen       *         Less than 1%
            Andreas Ove Ugland         *         Less than 1%

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

    The following persons are beneficial owners of 5% or more of the Company's outstanding common shares at April 30, 2001:

Name                         No. of Shares  % of Shares
Ugland Nordic Shipping ASA   2,144,971        16.42%

    As of April 26,2001, Teekay Shipping Corporation owned 97.8% of the outstanding shares and votes of Ugland Nordic Shipping ASA ("UNS") after conducting a mandatory bid for all UNS shares under the 1997 Norwegian Securities Trading Act. Teekay was required to make a bid for all shares after it had acquired 56% of UNS on March 6, 2.001.

B.  RELATED PARTY TRANSACTIONS

    The Manager owns 1,593,621 (16.42%) Shares in the Company as of the date hereof and is party to the Management Agreement with the Company, pursuant to which it is entitled to a management fee of $250,000 per annum.

C.  INTERESTS OF EXPERTS AND COUNSEL

    Not applicable

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

Legal Proceedings

    The Company is not currently involved in any legal proceedings that would have a significant effect on the Company's financial position or profitability.

Dividend Policy

    The Company's dividend policy is to pay dividends to the holders of the Company's Shares in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 2000, a portion of these dividends was considered return of capital for United States federal income tax purposes. In 2000, the Company paid total dividends of $24,848,957 or $2.56 per share.

ITEM 9.  THE OFFER AND LISTING

A.4.     MARKET PRICE INFORMATION

    The following tables set forth the high and low prices for the Shares for each year indicated below, for each quarter indicated below and for the six months ended April 30, 2001:

                       AMEX     AMEX         OSE         OSE
                       LOW      HIGH         LOW         HIGH

For the year:
    1997              $16 5/16  $19 3/8   NOK  110    NOK  130
    1998              $10 5/8   $16 1/2   NOK   95    NOK  129
    1999              $ 9 5/8   $12 1/2   NOK   94    NOK   95
    2000              $10 1/8   $23 7/16  NOK   90    NOK  212

For the quarter ended:

March 31, 1999        $10 1/8   $11 5/8   NOK N/A     NOK N/A
June 30, 1999         $10 7/8   $11 3/4   NOK N/A     NOK N/A
September 30, 1999    $11 1/4   $12 3/4   NOK  95.00  NOK  95.00
December 31, 1999     $10 1/8   $12       NOK  94.00  NOK  95.00
March 31, 2000        $10 1/4   $12 3/4   NOK  90.00  NOK 100.00
June 30, 2000         $12 1/2   $17       NOK  95.00  NOK 130.00
September 30, 2000    $16 9/16  $22 5/8   NOK 140.00  NOK 212.00
December 31, 2000     $17 7/8   $23 1/4   NOK 170.00  NOK 210.00
March 31, 2001        $18.5     $21.41    NOK 164.00  NOK 179.00

For the months:

November, 2000        $16 3/4   $21 3/8   NOK  170    NOK  185
December, 2000        $17 9/16  $20 1/8   NOK  177    NOK  177
January, 2001         $17.25    $22.25    NOK  176    NOK  215
February, 2001        $16.90    $18.82    NOK  155    NOK  155
March, 2001           $18.50    $21.41    NOK  164    NOK  179
April, 2001           $19.90    $22.89    NOK  180    NOK  180

    These bid quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

    On December 31, 2000, the closing price of the Shares as quoted on the AMEX was $20.00 and as quoted on the OSE was NOK
177.00. On such date, there were 9,706,606 Shares issued and outstanding.

C.  MARKETS ON WHICH OUR SHARES TRADE

    The primary trading market for the Shares is the American Stock Exchange (the "AMEX"), on which the Shares are listed under the symbol "NAT." The secondary trading market for the Shares is the Oslo Stock Exchange (the "OSE") also with the symbol "NAT."

ITEM 10. ADDITIONAL INFORMATION

A.  SHARE CAPITAL

    Not Applicable

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

    The Company's Memorandum of Association provides that the Company's objects are as set forth in paragraphs (b) through (n) and (p) to (u), inclusive, of the Second Schedule to The
Companies Act 1981 of Bermuda.  The Company's Bye-laws limits the
Company's business activities to:

         (i) entering into, or becoming a party to the Shipbuilding Contracts between the Company and the Builder providing for the construction of the Vessels;

         (ii) entering into, or becoming a party to the Supervision Agreement between the Company and the Charterer for the supervision of the construction of the Vessels;

         (iii) entering into, or becoming a party to, the Participation Agreement among the Company, the Manager, the Charterer, British Petroleum, Rabobank and Silver Island and the BP Letter Agreement among the Company, British Petroleum, the Charterer, the Manager, Lazard Freres & Co. LLC which sets forth certain continuing obligations of each of the parties thereto;

         (iv) entering into, or becoming a party to the Original
Charters with the Charterer and subsequent Charters with any subsequent charterer of the Vessels;

         (v)  entering into, or becoming a party to, the U.K.
Finance Leases between the Company and any U.K. financial institution relating to the lease of the Vessels;

         (vi) entering into, or becoming a party to, the Underwriting Agreement relating to the public sale and offering of the Company warrants by Lazard Freres & Co. LLC, the Warrant Agreement relating to the exercise of the Company's warrants, the Management Agreement, and the Registration Rights Agreement between the Company and Silver Island;

         (vii) entering into, or becoming a party to any agreement and performing all acts necessary for the conduct of an offering by the Company of the Warrants, and the listing of the Common Shares on any stock exchange or their inclusion in any securities market;

         (viii) enforcing its rights and performing its obligations in respect of any and all of the foregoing;

         (ix) entering into agreements to charter, lease, sell or otherwise dispose of a Vessel upon the termination of its Original Charter;

         (x) entering into, or becoming a party to, and taking all actions including amending the Management Agreement and any other Agreements to which the Company is a party and furnishing such security over the Company's assets as may be necessary or desirable in connection with the incurrence of debt for borrowed money in the amount of up to US$30,000,000 to purchase its Common Shares, and authorizing the Company to pay from the proceeds of such debt and from its income any costs, fees and expenses in connection with such incurrence, or refinancing or replacement thereof, costs related to any current or future proposals submitted by the Board of Directors to amend these Bye-Laws including any related proxy solicitation and regulatory filings and costs related to the purchase by the Company of its Common Shares including the costs and fees related to the preparation and conduct of a "Dutch Auction" self-tender offer; and

         (xi) engaging in those activities, including the entering into additional or supplementary agreements, documents and instruments necessary, suitable or convenient to accomplish the foregoing or incidental thereto or connected therewith.

    The following sections of the Company's Registration Statement on Form F-3 (Registration No. 333-7536), including amendments thereto, filed with the Securities and Exchange Commission on August 29, 1997, are hereby incorporated by reference:

         1.   Dividend Policy (p.22); and
         2.   Description of Capital Stock (p.54).

C.  MATERIAL CONTRACTS

    The Company has not entered into any material contracts outside the ordinary course of business during the past two years.

D.  EXCHANGE CONTROLS

    There are currently no Bermudan laws or regulations that restrict the import or export of capital or the remittance of dividends or interest to non-resident holders of the Company's securities.

E.  TAXATION

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

    BP p.l.c, the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-F (File No. 005-42076) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK

    The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's long-term borrowings (the Loan).

    The Company's borrowings under the Loan at December 31, 2000 of $30,000,000 bear interest at a variable rate which is reset semi-annually based on the underlying London interbank offer rate (LIBOR). Interest payments are made semi-annually, and the Loan expires in September,2004. The fair value of the Loan at December 31, 2000 is equal to its carrying amount at the same date.

    The Company has entered into an interest rate swap transaction to hedge the interest rate variability on the Loan. The swap has a notional amount equal to the outstanding principal of the Loan and expires on the same date. At December 31, 2000, the pay-fixed interest rate of the swap was 5.8% and the receive-variable rate was 7%. Periodic cash settlements under the swap agreement occur semi-annually on dates matching those of the interest payments under the Loan. The swap had a positive fair value of $618,094 at December 31, 2000 determined by calculating the cost of entering into an interest rate swap to offset the existing interest rate swap.

    The Company has not entered into any financial instruments for speculative or trading purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable

                             PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable


ITEM 14. MATERIAL MODIFICATIONS OT THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS

         Not Applicable.

                            PART III

ITEM 17. FINANCIAL STATEMENTS

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS.
_________________________________________________________________



                                                      Page

INDEPENDENT AUDITORS' REPORT                          F-1

FINANCIAL STATEMENTS

Balance Sheets                                        F-2

Statements of Operations                              F-3

Statements of Cash Flows                              F-4

Notes to Financial Statements                         F-5

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Ltd.
Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd as of December 31, 2000 and 1999, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche AS

Oslo, April 5, 2001

                 BALANCE SHEETS AT DECEMBER 31,
                    (all figures are in USD)


ASSETS

Current assets                                      2000             1999
                                                 -----------    -----------

Cash and Cash Equivalents              Note 1      1,922,925      2,507,017
Accounts receivable                               10,228,286              0
Prepaid finance costs                  Note 6         57,915         72,395
Prepaid insurance                                     58,333         70,833
                                                 -----------    -----------
Total current assets                              12,267,459      2,650,245
                                                 -----------    -----------

Long term assets

Vessels                                Note 4    148,575,045    155,406,085
                                                 -----------    -----------

TOTAL ASSETS                                     160,842,504    158,056,330
                                                 ===========    ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities                                 2000            1999
                                                 -----------    -----------
Accrued interest                       Note 6         43,500         77,333
                                                 -----------    -----------

Long-term liabilities

Long-term Debt                         Note 6     30,000,000     30,000,000
                                                 -----------    -----------

Shareholders Equity

Common Stock                           Note 7         97,066         97,066
Retained Earnings                      Note 7    (13,693,928)   (16,513,935)
Additional Paid in Capital             Note 7    144,395,866    144,395,866
                                                 -----------    -----------
Total Shareholders Equity                        130,799,004    127,978,997
                                                 -----------    -----------

TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                              160,842,504    158,056,330
                                                 -----------    -----------

      The footnotes are an integral part of these financial statements

                          STATEMENTS OF OPERATIONS
                            (all figures in USD)

                                            Year ended December 31,
                          -----------  ---------------------------------------
                              Notes        2000          1999          1998
                           ----------   ----------    ----------    ----------
Operating Revenue             1,3      36,577,262    14,782,500   16,006,199
Ship Broker Commissions                  (185,288)     (184,781)    (184,781)
Administrative Expenses       2,5        (373,291)     (411,504)    (412,779)
Depreciation                   4       (6,831,040)   (6,831,039)  (6,831,039)
                                      -----------   -----------  -----------
Net Operating Income                   29,187,643     7,355,176    8,577,600
                                       ----------    ----------   ----------
Interest Income                           277,552       214,532      105,999
Interest Expense               6       (1,770,808)   (1,767,449)     (43,781)
Other Financial Charges                   (25,423)      (27,583)     (10,306)
                                      -----------   -----------  -----------
Net Financial Items                    (1,518,679)   (1,580,500)      51,912
                                      -----------   -----------  -----------
Net Profit before tax                  27,668,964     5,774,676    8,629,512
                                       ----------    ----------   ----------
Tax Expense                                     0             0            0
                                       ----------    ----------   ----------
Net Profit for the Year                27,668,964     5,774,676    8,629,512
                                       ----------    ----------   ----------

Basic and Diluted
Earnings per Share                           2.85          0.59         0.73

Weighted Number of Shares
  Outstanding                           9,706,606     9,706,606   11,796,530

STATEMENTS OF CASH FLOW
(all figures in USD)

                                                 Year Ended December 31,
                                       -------------------------------------
                                          2000         1999          1998
                                       ----------   ----------    ----------
Net Profit                             27,668,964     5,774,676    8,629,512

Reconciliation of Net Profit to Net
  Cash from Operating Activities

Depreciation                            6,831,040     6,831,039    6,831,039
Amortization of prepaid finance
  costs                                    14,480        14,480       14,480

Increase (decrease)
    in receivables and payables       (10,249,629)     (629,332) ( 2,696,642)
                                       ----------    ----------   ----------
Net Cash from Operating Activities     24,264,865    11,990,863   12,778,389
                                       ----------    ----------   ----------
Financing Activities
Additional Warrant Issue Cost                   0       (17,686)     (36,676)
Dividends paid                        (24,848,957)  (13,103,918) (15,712,471)
Bank Loan                                       0             0   30,000,000
Repurchasing of Common Stock                    0             0  (27,055,933)
                                     ------------  ------------  -----------
Net Cash from Financing Activities    (24,848,957)  (13,121,604) (12,805,080)
                                     ------------  ------------  -----------
Net (decrease) in Cash
    and Cash Equivalents                 (584,092)   (1,130,741)     (26,691)
                                      -----------  ------------  -----------
Beginning Cash and Cash Equivalents     2,507,017     3,637,758    3,664,449
                                       ----------    ----------   ----------
Ending Cash and Cash Equivalents        1,922,925     2,507,017    3,637,758
                                       ----------    ----------   ----------

Cash Paid for Interest                  1,804,641     1,767,449            0
                                       ----------    ----------   ----------

       The footnotes are an integral part of these financial statements

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    These Financial Statements have been prepared in accordance with accounting principles generally accepted in the United
    States of America.

    Nature of Business and Concentration of Risk: The principal business of Nordic American Tanker Shipping Limited (the "Company") is the charter of three Suezmax tankers to BP Shipping until September 2004, with a further seven one-year options in BP's favour.

    Use of estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts.

    Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

    Property and Equipment: Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The Company's property consists solely of vessels. The estimated useful life of these vessels is 25 years.

    Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

    Revenue Recognition: The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance at the beginning of the quarter, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny,

    Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company.

    Revenue from vessel charter is recognized on the basis of the number of days in the fiscal period.

    Segment Information: The Company has only one type of vessel
    - oil tankers on bareboat charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and thus the Company has determined that it operates under one reportable segment.

    Interest Rate Swap: The Company uses interest rate swap to mitigate its exposure to interest rate fluctuations on Company's long-term debt. Interest rate swap is classified as a matched transaction. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment to interest expense. The related amount payable to, or receivable from the counterparty, is included in accounts receivable or accrued liabilities.

    New Pronouncements: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
    133). This standard incorporating the amendments from SFAS 138 requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value are recorded to earnings for each period unless specific hedge criteria are met. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction. Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations. Adoption of these new accounting standards as of January 1, 2001 will result in a cumulative reduction in net profit and an increase in liabilities of approximately $81,000.

2.  RELATED PARTY TRANSACTION

    The Company has entered into a management agreement with Ugland Nordic Shipping ASA (UNS) under which UNS will provide certain administrative, management and advisory services to
    the Company for an amount of $250,000 per year.   UNS is the

    Commercial Manager of the Company, and owns as of December
    31, 2000 18.8% of the shares.

    Management fees expense was $250,000 for 2000, 1999 and 1998.

3.  REVENUE

     The table below illustrates the breakdown of the charter hire for the years ended December 31, 2000, 1999 and 1998:

    Period                    2000         1999         1998
    ------------------------------------------------------------
    Base Hire           14,823,000   14,782,500   14,782,500
    Additional Hire     21,754,262            0    1,223,699
    ------------------------------------------------------------
    Total               36,577,262   14,782,500   16,006,199
    ------------------------------------------------------------

4.  VESSELS

    Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years. The basis for the depreciation is the actual cost price of the vessels in 1997, i.e. $170,775,970 in total for the three vessels.

5.  ADMINISTRATIVE EXPENSES

                                    2000       1999      1998
                                  --------   --------  --------

    Management fee, Ugland
      Nordic Shipping ASA         $250,000   $250,000  $250,000
    Directors and officers
      insurance                   $ 82,500   $ 97,500  $100,000
    Other fees and expenses       $ 40,791   $ 64,004  $ 62,779
    -----------------------------------------------------------
    Total administrative
       expenses                   $373,291   $411,504  $412,779
    -----------------------------------------------------------

6.  LONG-TERM DEBT

    In 1998, the Company entered into a loan agreement for $30 million with Den norske Bank, Oslo (DnB). The loan falls due in full in September 2004. Interest is payable semi-annually at a variable rate of LIBOR plus 0.525% margin, approximately 7% at December 31, 2000. Accrued interest at December 31, 2000 and 1999 was $43,500 and $77,333. The Company has
    pledged the vessels as collateral. In association with the loan the Company must meet certain financial covenants. The main covenants are associated with change in ownership, new contracts or change in existing contracts, minimum value adjusted equity and minimum liquidity. The Company satisfied the loan covenants at year end.

    The Company pays an annual agency fee of $10,000 to DnB in connection with the loan.

    The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% annually for the next 5 years. The swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004.

    Prepaid finance costs

    In connection with the loan in 1998, the Company paid $86,875 in an arrangement fee and commitment fee. The fees will be amortized over the term of the Loan, i.e. with 1/6 every year from January 1, 1999.

7.  EQUITY

                                                                                 Retained
                               COMMON STOCK       ADDITIONAL                    EARNINGS/
                              ISSUED                 PAID-IN      RETAINED     ADD. PAID-
                              SHARES    AMOUNT       CAPITAL      EARNINGS     IN CAPITAL
--------------------------------------------------------------------------------------
BALANCE DECEMBER 31,1997  11,813,850   118,138  171,485,089    (2,101,734)   169,501,493
--------------------------------------------------------------------------------------
Repurchase of
  Common Stock            (2,107,244)  (21,072) (27,071,537)                 (27,092,609)
Net Profit                                                     (8,629,512)     8,629,512
Dividends paid                                                (15,712,471)   (15,712,471)
--------------------------------------------------------------------------------------
BALANCE DECEMBER 31,1998   9,706,606    97,066  144,413,552    (9,184,693)   135,325,925
--------------------------------------------------------------------------------------
Additional costs,
  Repurchase of Shares                              (17,686)                     (17,686)
Net Profit                                                      5,774,676      5,774,676
Dividends paid                                                (13,103,918)   (13,103,918)
--------------------------------------------------------------------------------------
BALANCE DECEMBER 31,1999   9,706,606    97,066  144,395,552   (16,513,935)   127,978,997
--------------------------------------------------------------------------------------
Net Profit                                                     27,668,964     27,668,964
Dividends paid                                                (24,848,957)   (24,848,957)
--------------------------------------------------------------------------------------
BALANCE DECEMBER 31,2000   9,706,606    97,066  144,395,866   (13,693,928)   130,799,004
--------------------------------------------------------------------------------------







Par value of the common shares is $.01. At December 31, 2000 and 1999 the number of shares authorized, issued and outstanding was 9,706,606.

    The table below illustrates the historical development of the Dividend per Common Share.

Period             1998      1999      2000
--------------------------------------------
1st Quarter        0.40      0.32      0.34
2nd Quarter        0.41      0.32      0.45
3rd Quarter        0.32      0.35      0.67
4th Quarter        0.30      0.36      1.10
--------------------------------------------
Total USD          01.43     1.35      2.56
--------------------------------------------

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

    On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. The repurchased shares were retired.

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    Estimated fair values and carrying amounts of financial instruments are as follows:

                     December 31, 2000      December 31, 1999
                   Carrying      Fair       Carrying     Fair
                    Amount       Value       Amount      Value
----------------------------------------------------------------
Long-term Debt    30,000,000  30,000,000   30,000,000 30,000,000
Interest rate Swap         -     618,094            -  1,689,105
----------------------------------------------------------------

    The Company's principal financial instruments, other than derivatives, comprise cash and cash equivalents, short-term assets and liabilities, and the bank loan. The Company also entered into an interest swap agreement to manage interest rate risk. The Company does not hold financial instruments for trading purposes.

    The fair value of long-term debt was determined based on borrowing rates currently available for debt with similar terms. The fair value of interest rate swaps is based on the amount the Company would pay or receive to terminate the swaps. The carrying amounts of all other financial instruments reported in the financial statements approximate their fair value.

    The Company is exposed to credit risk associated with the interest rate swap. However, as the counterparty is the creditor on the long-term debt and an institution with high credit quality, management believes the risk of default is remote.

9.  CONCENTRATIONS

    The Company's charter revenues and accounts receivable are derived entirely from bareboat charters with one counterparty, BP Shipping Ltd.

10. COMMITMENTS AND CONTINGENCIES

    The Company is subject to claims and litigation in the normal course of business. In the view of the management, there were no such matters that would have a material adverse effect on future earnings or financial position.

ITEM 19.  EXHIBITS

1.0* Memorandum of Association and By-Laws of Nordic American Tanker Shipping Limited, incorporated by reference to Exhibits 3.1 and 3.2 in the Registration Statement of Nordic American Tanker Shipping Limited filed August 28, 1995 on Form F-3, Registration No. 33-96268 (the "Registration Statement").

4.1*     Form of Bareboat Charter between Nordic American Tanker
         Shipping Limited and BP Shipping Ltd, incorporated by reference to Exhibit 10.3 in the Registration Statement filed on Form F-3, Registration No. 33-96268.

4.2*     Form of Management Agreement between Nordic American
         Tanker Shipping Limited and Ugland Nordic Shipping AS incorporated by reference to Exhibit 10.8 in the Registration Statement on Form F-3, Registration No. 33-
         96268.


________________________
*  Incorporated herein by reference.

                           SIGNATURES

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sing this annual report on its behalf.

                             NORDIC AMERICAN TANKER SHIPPING
                             LIMITED



                             By:  /s/ Herbjorn Hansson
                                  -------------------------------
                                  Name:     Herbjorn Hansson
                                  Title:    President

DATED:  June 29, 2001



































01318002.AZ3