Form 20-F
period 2001-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2002-06-28
CIK 1000177

UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
              OF THE SECURITIES EXCHANGE ACT OF 1934

                                OR

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 2001

                                OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from to

                  Commission file number 1-13944


             NORDIC AMERICAN TANKER SHIPPING LIMITED
-----------------------------------------------------------------

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

                                          NAME OF EACH EXCHANGE
            TITLE OF EACH CLASS            ON WHICH REGISTERED

               Common Shares             American Stock Exchange
         -------------------------      -------------------------

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

                                  Item 17  X   Item  18
                                         -----

                                      TABLE OF CONTENTS

                                                                    PAGE
PART I
      Item 1. Identity of Director, Senior Management and Advisor.......5
      Item 2. Offer Statistics and Expected Timetable  .................5
      Item 3. Key Information  .........................................5
           A. Selected Financial Data ..................................5
           B. Capitalization and Indebtedness ..........................7
           C. Reasons for the Offer and Use of Proceeds ................7
           D. Risk Factors  ............................................8
      Item 4. Information on the Company  ..............................12
           A. History and Development  .................................12
           B. Business Overview  .......................................13
           C. Organizational Structure .................................17
           D. Property, Plant and Equipment  ...........................17
      Item 5. Operating and Financial Review and Prospects  ............18
           A. Operating Results  .......................................18
           B. Liquidity and Capital Resources  .........................19
      Item 6. Directors, Senior Management and Employees  ..............20
           A. Directors and Senior Management  .........................20
           B. Compensation  ............................................22
           C. Board Practices  .........................................22
           D. Employees  ...............................................23
           E. Share Ownership  .........................................23
      Item 7. Major Shareholders and Related Party Transactions  .......23
           A. Major Shareholders  ......................................23
           B. Related Party Transactions  ..............................23
           C. Interests of Experts and Counsel..........................23
      Item 8. Financial Information  ...................................24
           A. Consolidated Statements and Other Financial
               Information  ............................................24
      Item 9. The Offer and Listing  ...................................24
           A.4. Market Price Information  ..............................24
           C. Markets on Which our Shares Trade  .......................25
      Item 10. Additional Information  .................................25
           A. Share Capital  ...........................................25
           B. Memorandum and Articles of Association  ..................26
           C. Material Contracts  ......................................27
           D. Exchange Controls  .......................................27
           E. Taxation  ................................................27
           F. Dividends and Paying Agents...............................28
           G. Statement by Experts......................................28
           H. Documents on Display......................................28
      Item 11. Quantitative and Qualitative Disclosures About
            Market Risk  ...............................................28
      Item 12. Description of Securities other than Equity
            Securities.  ...............................................29
Part II
      Item 13. Defaults, Dividend Arrearages and Delinquencies .........29
      Item 14. Material Modifications to the Rights of Security
            Holders and Use of Proceeds  ...............................29
      Item 15. [Reserved] ..............................................
      Item 16. [Reserved]  .............................................
Part III
      Item 17. Financial Statements  ...................................F-1
      Item 18. Financial Statements  ...................................
19. Exhibits  ..........................................................F-11

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

               Not Applicable

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

               Not Applicable

ITEM 3.        KEY INFORMATION

A.  SELECTED FINANCIAL DATA

               The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects." The statements of operations data for each of the three years ended December 31, 1999, 2000 and 2001 and selected balance sheet data as of December 31, 2000 and 2001 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 1997, 1998 and 1999 and selected balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited financial statements not included in this document.


SELECTED BALANCE SHEET DATA
                                                 December 31,
                         ----------------------------------------------------------
                           2001              2000         1999        1998              1997
                         --------          --------     --------    --------          --------
Assets
Cash and
  Cash Deposit             630,868      1,922,925       2,507,017      3,637,758       19,499
Prepaid Finance
  Expenses                  43,435         57,915          72,395         86,875            0
Prepaid Insurance           70,000         58,333          70,833         83,333       95,836
Accounts
  Receivable               170,180     10,228,286               0              0    1,499,380
Vessels                141,744,005    148,575,045     155,406,085    162,237,124  169,068,163
                       -----------     ----------     -----------    -----------   ----------
Total Assets           142,658,488    160,842,504     158,056,330    166,045,090  170,682,878
                       ===========    ===========     ===========    ===========   ==========

Accounts
  Payable                        0              0               0        675,384    1,181,385
Accrued
  Expenses                 778,000
Accrued
  Interest                  38,666         43,500          77,333         43,781            0
Bank Loan               30,000,000     30,000,000      30,000,000     30,000,000            0
                        ----------     ----------      ----------     ----------   ----------
Total Long-
  term
  Liabilities           30,816,666     30,043,500      30,077,333     30,719,165    1,181,385

Shareholder's Equity
Share Capital               97,066         97,066          97,066         97,066      118,138
Accumulated Other
  Comprehensive
  Income (loss)          (778,000)
Other
  Shareholders'
  Equity               112,522,756    130,701,938     127,881,931    135,228,859  169,383,355
                       -----------    -----------     -----------    -----------   ----------
Total
  Shareholders'
  Equity               111,841,822    130,799,004     127,978,997    135,325,925  169,501,493
                       -----------    -----------     -----------    -----------   ----------
Total
  Liabilities
  and
  Shareholders'
  Equity               142,658,488    160,842,504     158,056,330   166,045,090   170,682,878
                       ===========    ===========     ===========    ===========   ==========


SELECTED STATEMENT OF OPERATIONS DATA
                                            Year Ended December 31,
                         ----------------------------------------------------------
                           2001            2000           1999          1998          1997
                         --------        --------       --------      --------      --------
Revenue                 28,359,568    36,577,262      14,782,500    16,006,199    5,265,880
Ship Broker
  Commissions             (184,781)     (185,288)       (184,781)     (184,781)     (47,081)
Management Fee and
  Administrative
  Expense                 (281,406)     (290,791)       (314,004)     (412,779)    (461,674)
Directors
  Insurance                (72,333)      (82,500)        (97,500)            0            0
Depreciation            (6,831,040)   (6,831,040)     (6,831,039)   (6,831,039)  (1,707,807)
                         ---------     ---------       ---------      --------     --------
Net Operating
  Income                20,990,008    29,187,643       7,355,176     8,577,600    3,049,318
                        ----------     ---------       ---------     ---------     --------
Net Financial
  Items                 (1,604,532)   (1,518,677)     (1,580,498)       51,912      147,176
                        ----------     ---------       ---------     ---------     --------
Net Profit
  for the Year          19,385,476    27,668,966       5,774,678     8,629,512    3,196,492
                        ==========     =========       =========     =========     ========

Basic Earnings
  Per Share (a)             2.00           2.85          0.59          0.73           1.06
Diluted Earnings
  Per Share                 2.00           2.85          0.59          0.73           0.57
Cash Dividends
  Declared
  Per Share                 3.87           2.56          1.35          1.33           1.57
Weighted Average
Shares Outstanding:
  Basic                  9,706,606     9,706,606       9,706,706    11,796,530    3,018,518
  Diluted                9,706,606     9,706,606       9,706,706    11,796,530    5,606,055


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

        Pursuant to an agreement (the "Management Agreement") between the Company and its manager, Ugland Nordic Shipping AS
(the "Manager"), the Manager provides certain management, administrative and advisory services to the Company.

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

        Each Vessel is registered in the Isle of Man and flies the British flag.

Chartering Operations Commenced on September 30, 1997

        Each Vessel is chartered to BP Shipping Ltd. (the "Charterer"), pursuant to separate "hell and high water" bareboat charters (the "Charters"). The initial term of the Charters is from September 30, 1997 and will end approximately seven years from that date, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each Charter, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension. The Company's dividend policy is to pay dividends to the shareholders in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 2001, a portion of these dividends was considered return of capital for United States federal income tax purposes.

        The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 2001, the Company received Additional Hire for all four quarters.

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

        At least six months prior to the end of the term (including any extension thereof) of a Charter, the Company's shareholders will be entitled to vote on a proposal to sell the related Vessels and to distribute the net proceeds to the shareholders to the extent permitted under Bermuda law. The Board of Directors of the Company (the "Board") will make a recommendation which may favor such sale or an alternative plan, such as the operation, rechartering or other disposition of the Vessels. The proposal to sell the Vessels and distribute the resulting net proceeds shall be adopted if approved by the holders of a majority of the Common Shares voting at the meeting called for such purpose.

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

        In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) ULCC-size range of approximately 320,000 to 450,000 dwt; (ii) VLCC-size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 60,000 to 120,000 dwt; and
(v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

        The tanker market in general was depressed through the second half of 1998 and 1999 as a result of lower volumes of oil transported due to cuts in oil production by OPEC. A high proportion of the OPEC cuts were taken by the Middle East producers which account for the long-haul crude. The cut in long-haul crude resulted in decreased transportation demand. At the beginning of the year 2000 the Suezmax market started to improve, backed by increasing OPEC production and the fact that scrapping of older tonnage in the weak 1999 market brought demand and supply of transportation capacity closer to a balance. A high-profile oil-spill off the coast of France in late 1999 created strong public and political pressure for stricter requirements on tankers. The result was an increased demand for modern quality tonnage as many leading charterers reduced their use of older tonnage. OPEC increased output on several occasions in 2000 in response to oil demand and the demand for tonnage grew through the year with gradually higher charter rates and, in the last quarter of 2000, the highest average Suezmax rates paid since the early 1970's. The charter rates have dropped in the beginning of 2001, compared to the highs of end 2000. Market rates which are used to determine additional hire decreased in 2001. The decrease was driven by OPEC oil production decreases and a slow down in the world economy. A strong Suezmax market will largely depend on the global oil demand in 2002 and the implementation by IMO of new rules that would remove from trading in the next 3 to 4 years almost all Suezmaxes built before 1980.

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

C.  ORGANIZATIONAL STRUCTURE

        Prior to September 30, 1997, the Company was a wholly owned subsidiary of Ugland Nordic Shipping ASA, a Norwegian shipping company whose shares are listed on the Oslo Stock Exchange. On September 30, 1997, 11,731,613 warrants for the purchase of the Company's common shares, which had been sold to the public in 1995, were exercised. Ugland Nordic Shipping ASA currently provides managerial, administrative and advisory services to the Company pursuant to the Management Agreement and holds 11.85% of the outstanding Shares.

D.  PROPERTY, PLANT AND EQUIPMENT

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

Results of Operations

        The Company's revenues from charterhire for 2001 decreased 22% from 2000 to $28,359,568 or $25,899 per day per vessel (T/C equivalent of $34,399 per day per vessel).
Charterhire revenue for 2001 was derived from Base Hire of $14,782,500 ($13,500 per day per Vessel) and Additional Hire of $13,577,068 ($12,399 per day per vessel).

        Market rates which are used to determine additional hire decreased in 2001. The decrease was driven by OPEC oil production decreases and a slow down in the world economy. Additional hire by quarter, as determined by the Brokers Panel was $7,994,018, $3,572,587, $1,840,283 and $170,180 for the first through the fourth quarters of 2001, respectively. Charterhire (time charter equivalent) in each quarter of 2001 was $51,607, $35,088, $28,668 and $22,617 per day per Vessel, respectively.

        Comparatively, Base Hire in 2000 and 1999 was $14,823,000 and $14,782,500 ($13,500 per day per Vessel), respectively.
Additional Hire was $21,754,262 in 2000 and $0 in 1999.

        Management, insurance and administrative costs (MI&A) for 2001, 2000 and 1999 were $538,520, $558,759 and $596,285, respectively. The Company's MI&A for all three years consisted of ship brokers commissions of approximately $185,000 and management fees of $250,000 which are fixed. The decrease in costs of $20,239 from 2000 to 2001 is mainly due to lower insurance costs. Depreciation expense approximated $6,831,040 for each of the three years.

Liquidity and Capital Resources

        The Company's cash flows are primarily from charter hire revenue.

        Cash flows provided by operating activities increased in 2001 to $36,272,601 due primarily to the decrease in accounts receivable of $10,058,106 partially offset by a decrease in charter hire revenue. The decrease in accounts receivable was due to the Additional Charter Hire for the 4th quarter 2000 which was paid in January 2001.

        Cash flow used in financing activities increased 51% to $37,564,658 due to the increase in dividends paid during the year.

Dividend payment

        Total dividend paid out in 2001 was $37,564,658 or $3.87 per Share. The dividend payments per share in 1997, 1998, 1999, 2000 and 2001 have been as follows:

     Period          1997      1998      1999      2000      2001
     ------------------------------------------------------------
     1st Quarter               0.40      0.32      0.34      1.41
     2nd Quarter               0.41      0.32      0.45      1.19
     3rd Quarter               0.32      0.35      0.67      0.72
     4th Quarter     0.30      0.30      0.36      1.10      0.55
     ------------------------------------------------------------
     Total USD       0.30      1.43      1.35      2.56      3.87
     ------------------------------------------------------------

        The Company declared a dividend of $0.36 per share for the first quarter of 2002. The dividend of $0.36 was paid to Shareholders in February 2002.

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

        The Company has entered into an interest swap agreement with DnB, as a result of which the Company pays a fixed interest on the Loan of 5.80% per annum for the next 3 years. The swap agreement terminates on the final repayment date of the Loan, i.e., the fourth quarter of the year 2004.

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


                                THE COMPANY


      NAME                      AGE              POSITION

      Herbjorn Hansson          54               Director and President
      Peter Bubenzer                             Secretary
      Niels Erik Feilberg       40               Vice President and Treasurer
      Tharald Brovig            59               Director
      Hon. Sir David Gibbons    74               Director
      George C. Lodge           74               Director
      Axel Stove Lorentzen      49               Director
      Andreas Ove Ugland        47               Director


                                THE MANAGER

      NAME                      AGE              POSITION

      Niels Erik Feilberg       40               Chief Financial Officer
      Herbjorn Hansson          54               Director and President
      Peter Antturi             43               Director
      Bjorn Moller              44               Director
      Paul Wogan                39               Director


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

        Peter Bubenzer has been the Secretary of the Company since May 1999. Mr. Bubenzer has been a partner of the law firm of Appleby, Spurling & Kempe, Bermuda since 1986.

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

        Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of: Ugland International Holding Plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, H0egh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group.

        Peter Antturi has been a director of the Manager since December 2001. Mr Antturi is Vice President and Chief Financial Officer of Teekay Shipping Corp. Mr Antturi joined Teekay in 1991, as Manager, Accounting and Controller, before becoming CFO in 1997. Since 1985, Mr. Antturi has held a number of accounting and finance roles in the shipping industry.

        Bjorn Moller has been a director of the Manager since April 2001. Mr. Moller is the President and CEO of Teekay Shipping Corp. and has been with Teekay since 1985, serving as Head of Group Chartering and Strategic Development before heading up overall operations in 1997 with his promotion to Chief Operating Officer. In 1998 Mr. Moller assumed the role of President and Chief Executive Officer. Mr. Moller has a multinational background in shipping and commodities and is a graduate of the Copenhagen School of Business Economics.

        Paul Wogan has been a director of the Manager since April 2001. Mr Wogan is the Managing Director of Teekay Shipping (UK). Mr Wogan, the former Chief Executive Officer of Seachem Tankers, joined Teekay in November 2000. Mr. Wogan spent 10 years with Seachem, the world's fourth largest chemical tanker company, serving as Vice President of Marketing before becoming CEO in 1997. Prior to joining Seachem, he was involved in chartering for a major crude oil and product carrier fleet controlled by the Ceres Hellenic Group (Livanos), the company that subsequently founded Seachem. Mr. Wogan holds an MBA from Cranfield School of Management.


B.      COMPENSATION

        Pursuant to the Management Agreement, the Manager will pay from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $95,000 per annum. Accordingly, from the inception of the Company through December 31, 2001, the Directors of the Company have not been paid by the Company any amount for services rendered by them to the Company in any capacity.


C.      BOARD PRACTICES

        The members of the Company's board of directors serves until the next annual general meeting following his or her election to the board. The members of the current board of directors were elected at the annual general meeting held on June
7, 2002.


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

Title   Identity of Person       No. of Shares      % of Class
-----   ------------------       -------------      ----------

Common  Herbjorn Hansson               *                <1%
        Peter Bubenzer                 *                <1%
        Niels Erik Feilberg            *                <1%
        Tharald Brovig                 *                <1%
        Hon. Sir David Gibbons         *                <1%
        George C. Lodge                *                <1%
        Axel Stove Lorentzen           *                <1%
        Andreas Ove Ugland             *                <1%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

        The following persons are beneficial owners of 5% or more of the Company's outstanding common shares at April 30, 2002:

Name                               No. of Shares      % of Shares
----                               -------------      -----------
Ugland Nordic Shipping ASA         1,150,221            11.85%

        According to a Schedule 13G filed on behalf of Teekay Shipping Corporation ("Teekay") on December 27, 2001, effective May 28, 2001 Teekay acquired direct ownership of all of the outstanding shares of Ugland Nordic Shipping ASA ("UNS"). As sole shareholder of UNS, Teekay has indirect beneficial ownership of the Company's common shares directly owned of record by UNS.

B.      RELATED PARTY TRANSACTIONS

        The Manager owns 1,150,221 (11.85%) Shares in the Company as of the date hereof and is party to the Management Agreement with the Company, pursuant to which it is entitled to a management fee of $250,000 per annum.

C.      INTERESTS OF EXPERTS AND COUNSEL

        Not Applicable


ITEM 8. FINANCIAL INFORMATION

A.      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

Legal Proceedings

        The Company is not currently involved in any legal proceedings that would have a significant effect on the Company's financial position or profitability.

Dividend Policy

        The Company's dividend policy is to pay dividends to the holders of the Company's Shares in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 2001, a portion of these dividends was considered return of capital for United States federal income tax purposes. In 2001, the Company paid total dividends of $37,564,658 or $3.87 per share.

ITEM 9. THE OFFER AND LISTING

A.4.    MARKET PRICE INFORMATION

        The following tables set forth the high and low prices for the Shares for each year indicated below, for each quarter indicated below and for the six months ended April 30, 2002:

                           AMEX     AMEX         OSE       OSE
                           LOW      HIGH         LOW       HIGH

For the year:
        1998              $10.63    $16.50    NOK   95   NOK  129
        1999              $ 9.63    $12.50    NOK   94   NOK   95
        2000              $10.13    $23.44    NOK   90   NOK  212
        2001              $13.00    $22.88    NOK  125   NOK  215

For the quarter ended:

March 31, 2000            $10.25    $12.75    NOK   90   NOK  100
June 30, 2000             $12.50    $17.00    NOK   95   NOK  130
September 30, 2000        $16.56    $22.63    NOK  140   NOK  212
December 31, 2000         $17.88    $23.25    NOK  170   NOK  210
March 31, 2001            $16.90    $22.25    NOK  155   NOK  215
June 30, 2001             $16.00    $22.89    NOK  172   NOK  180
September 30, 2001        $13.75    $19.52    NOK  140   NOK  190
December 31, 2001         $13.00    $17.10    NOK  125   NOK  170
March 31, 2002            $12.95    $13.86    NOK  127   NOK  140

For the months:

November, 2001            $13.00    $15.00    NOK  154   NOK  154
December, 2001            $13.01    $14.20    NOK  125   NOK  150
January, 2002             $13.86    $14.99    NOK  131   NOK  131
February, 2002            $12.95    $14.19    NOK  127   NOK  127
March, 2002               $13.35    $15.49    NOK  135   NOK  140
April, 2002               $13.82    $16.54    NOK  145   NOK  145

        These bid quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

        On December 31, 2001, the closing price of the Shares as quoted on the AMEX was $13.85, and as quoted on the OSE was NOK
131.00. On such date, there were 9,706,606 Shares issued and outstanding.

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

F.      DIVIDENDS AND PAYING AGENTS

        Not Applicable

G.      STATEMENT BY EXPERTS

        Not Applicable

H.      DOCUMENTS ON DISPLAY

        Not Applicable


ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
               MARKET RISK

        The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's long-term borrowings (the "Loan").

        The Company's borrowings under the Loan at December 31, 2001 of $30,000,000 bear interest at a variable rate which is reset semi-annually based on the underlying London interbank offer rate (LIBOR). Interest payments are made semi-annually, and the Loan expires in September 2004. The fair value of the Loan at December 31, 2001 is equal to its carrying amount at the same date.

        The Company has entered into an interest rate swap transaction to hedge the interest rate variability on the Loan. The swap has a notional amount equal to the outstanding principal of the Loan and expires on the same date. At December 31, 2001, the pay-fixed interest rate of the swap was 5.8% and the receive-variable rate was 7%. Periodic cash settlements under the swap agreement occur semi-annually on dates matching those of the interest payments under the Loan. The swap had a negative fair value of $778,000 at December 31, 2001 determined by calculating the cost of entering into an interest rate swap to offset the existing interest rate swap.

        The Company has not entered into any financial instruments for speculative or trading purposes.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY
               SECURITIES

               Not Applicable

                             PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

               Not Applicable


ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
               HOLDERS AND USE OF PROCEEDS

               Not Applicable

                             PART III

ITEM 17.       FINANCIAL STATEMENTS

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS.
-----------------------------------------------------------------



                                                             Page

INDEPENDENT AUDITORS' REPORT                                 F-1

FINANCIAL STATEMENTS

Balance Sheets                                               F-2

Statements of Operations                                     F-3

Statements of Cash Flows                                     F-4

Statements of Shareholders' Equity                           F-5

Notes to Financial Statements                                F-6

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders' of Nordic American Tanker Shipping Limited
Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Limited as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche AS

Oslo, Norway
February 28, 2002

                                BALANCE SHEETS AT DECEMBER 31,
                                   (all figures are in USD)

ASSETS

Current assets                                                        2001             2000
                                                               -----------      -----------

Cash and cash equivalents                       Note 1             630,868        1,922,925
Accounts receivable                                                170,180       10,228,286
Deferred finance costs                          Note 6              43,435           57,915
Prepaid insurance                                                   70,000           58,333
                                                               -----------      -----------
Total current assets                                               914,483       12,267,459
                                                               -----------      -----------

Long-term assets

Vessels                                         Note 4         141,744,005      148,575,045
                                                               -----------      -----------

TOTAL ASSETS                                                   142,658,488      160,842,504
                                                               ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                                                   2001             2000
                                                               -----------      -----------
Accrued interest                                Note 6              38,666           43,500
                                                               -----------      -----------

Long-term liabilities

Derivative instrument                           Note 8             778,000                -
Long-term debt                                  Note 6          30,000,000       30,000,000
                                                               -----------      -----------

Shareholders' equity

Common stock                                    Note 7              97,066           97,066
Additional paid-in capital                      Note 7         144,395,866      144,395,866
Accumulated deficit                             Note 7         (31,873,110)     (13,693,928)
Accumulated other comprehensive loss            Note 7,8          (778,000)               -
                                                               -----------      -----------
Total shareholders' equity                                     111,841,822      130,799,004
                                                               -----------      -----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                           142,658,488      160,842,504
                                                               -----------      -----------

               The footnotes are an integral part of these financial statements

                                   STATEMENTS OF OPERATIONS
                                     (all figures in USD)

                                                      Year ended December 31,
                              ----------     ---------------------------------------
                                 Notes          2001            2000      1999
                              ----------     ----------      ----------   ----------
Operating Revenue                1,3        28,359,568       36,577,262    14,782,500
Ship Broker Commissions                       (184,781)        (185,288)     (184,781)
Administrative Expenses           2,5         (353,739)        (373,291)     (411,504)
Depreciation                      4         (6,831,040)      (6,831,040)   (6,831,039)
                                           -----------      -----------   -----------
Net Operating Income                        20,990,008       29,187,643     7,355,176
                                            ----------       ----------    ----------
Interest Income                                189,244          277,552       214,532
Interest Expense                  6         (1,769,000)      (1,770,808)   (1,767,449)
Other Financial Charges                        (24,776)         (25,423)      (27,583)
                                           -----------      -----------   -----------
Net Financial Items                         (1,604,532)      (1,518,679)   (1,580,500)
                                           -----------      -----------   -----------
Net Profit before tax                       19,385,476       27,668,964     5,774,676
                                            ----------       ----------    ----------
Tax Expense                                          0                0             0
                                            ----------       ----------    ----------
Net Profit for the Year                     19,385,476       27,668,964     5,774,676
                                            ----------       ----------    ----------

Basic and Diluted
  Earnings per Share                            2.00             2.85             0.59

Weighted Average Number of
  Shares Outstanding                         9,706,606        9,706,606     9,706,606



               The footnotes are an integral part of these financial statements

                                   STATEMENTS OF CASH FLOWS
                                     (all figures in USD)

                                                 Year Ended December 31,
                                             -------------------------------------
                                                2001            2000             1999
                                             -----------       ----------     ---------

Net Profit                                    19,385,476       27,668,964     5,774,676

Reconciliation of Net Profit to Net
  Cash from Operating Activities

Depreciation                                   6,831,040        6,831,040     6,831,039
Amortization of prepaid finance
  costs                                           14,480           14,480        14,480
Increase (decrease)
in assets and liabilities                     10,041,605      (10,249,619)     (629,332)
                                              ----------       ----------    ----------
Cash provided by Operating Activities         36,272,601       24,264,865    11,990,863
                                              ----------       ----------    ----------
Financing Activities
Additional Warrant Issue Cost                          -                -       (17,686)
Dividends paid                                37,564,658)     (24,848,957)  (13,103,918)
                                             -----------     ------------   -----------
Cash used in Financing Activities            (37,564,658)     (24,848,957)  (13,121,604)
                                             -----------     ------------   -----------
Net decrease in Cash
      and Cash Equivalents                    (1,292,057)        (584,092)   (1,130,741)
                                             -----------     ------------   -----------
Beginning Cash and Cash Equivalents            1,922,925        2,507,017     3,637,758
                                              ----------       ----------    ----------
Ending Cash and Cash Equivalents                 630,868        1,922,925     2,507,017
                                              ----------       ----------    ----------

Interest paid                                  1,773,834        1,804,641     1,767,449
                                              ----------       ----------    ----------

               The footnotes are an integral part of these financial statements

                              STATEMENTS OF SHAREHOLDERS' EQUITY
                                     (all figures in USD)

                   Number     Common  Additional-   Accumulated    Accumulated       Total         Total
                   of shares  stock   paid-in-capital deficit         other      Shareholders'  comprehensive
                                                                  comprehensive     equity         income
                                                                  income (loss)
------------------ ---------- ------- ------------- ------------- -------------- -------------- -------------

Balance at         9,706,606  97,066   144,395,866   (9,167,007)                   135,325,925
December 31, 1998
------------------ ---------- ------- ------------- ------------- -------------- --------------
Net profit                                             5,774,676                     5,774,676     5,574,676
                                                                                                -------------
Total                                                                                              5,574,676
comprehensive
income
                                                                                                -------------
Additional                                              (17,686)                      (17,686)
costs,
repurchased
shares
Dividends paid                                      (13,103,918)                  (13,103,918)
------------------ ---------- ------- ------------- ------------- -------------- --------------
Balance at         9,706,606  97,066   144,395,866  (16,513,935)                   127,978,997
December 31, 1999
------------------ ---------- ------- ------------- ------------- -------------- --------------
Net profit                                            27,668,964                    27,668,964    27,668,964
                                                                                                -------------
Total                                                                                             27,668,964
comprehensive
income
                                                                                                -------------
Dividends paid                                      (24,848,957)                  (24,848,957)
------------------ ---------- ------- ------------- ------------- -------------- --------------
Balance at         9,706,606  97,066   144,395,866  (13,693,928)                   130,799,004
December 31,2000
------------------ ---------- ------- ------------- ------------- -------------- --------------
Net profit                                            19,385,476                    19,385,476    19,385,476
Other
comprehensive
income:
Cumulative
effect of change
in accounting
for derivative
instruments                                                             618,094        618,094       618,094
Unrealized loss
on derivative
instruments                                                         (1,656,146)    (1,656,146)   (1,656,146)
Adjustment for
losses on
derivatives
reclassified to
earnings                                                                260,052        260,052       260,052
                                                                                                -------------
Total                                                                                             18,607,476
comprehensive
income
                                                                                                -------------
Dividends paid                                      (37,564,658)                  (37,564,658)
------------------ ---------- ------- ------------- ------------- -------------- --------------
Balance at         9,706,606  97,066   144,395,866  (31,873,110)      (778,000)    111,841,822
December 31, 2001
------------------ ---------- ------- ------------- ------------- -------------- --------------

               The footnotes are an integral part of these financial statements

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        Nature of Business and Concentration of Risk: The principal business of Nordic American Tanker Shipping Limited (the "Company") is the charter of three Suezmax tankers to BP Shipping until September 2004, with a further seven one-year options in BP's favor.

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

        Derivatives: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
        133). This standard incorporating the amendments from SFAS 138 requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value are recorded to earnings for each period unless specific hedge criteria are met. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction. Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations. The Company implemented SFAS 133 on January 1, 2001. The cumulative effect of adopting SFAS 133 was to recognize other comprehensive income of $618,094. See note 8.

        Taxes: The company is incorporated in Bermuda. Under current Bermuda law the Company is not subject to corporate income taxes.

        New Accounting Pronouncements: In October 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS 144 are to address significant issues relating to the implementation of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121 for long-lived assets to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS 144 by the Company on January 1, 2002 did not have any impact on the Company's financial position or results of operations.


2.      RELATED PARTY TRANSACTIONS

        The Company has entered into a management agreement with Ugland Nordic Shipping AS (UNS) under which UNS will provide certain administrative, management and advisory services to the Company for an amount of $250,000 per year. UNS is the Commercial Manager of the Company, and owns as of December 31, 2001 11.9% of the shares.

        Management fees expense was $250,000 for 2001, 2000 and 1999.

3.      OPERATING REVENUE

        The table below illustrates the breakdown of the charter hire for the years ended December 31, 2001, 2000 and 1999:

                                  2001         2000         1999
        -------------------------------------------
        Base Hire           14,782,500   14,823,000   14,782,500
        Additional Hire     13,577,068   21,754,262            0
        -------------------------------------------
        Total               28,359,568   36,577,262   14,782,500
        -------------------------------------------

4.      VESSELS

        The long-term assets at December 31 consist of three
        Suezmax oil tankers built in 1997.

                                  2001            2000
                                 --------------- ---------------
                                 --------------- ---------------
       Acquisition cost             170,775,970     170,775,970
       Accumulated depreciation      29,031,965      22,200,925
                                 --------------- ---------------
                                 --------------- ---------------
       Net book value               141,744,005     148,575,045
                                 --------------- ---------------

        Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years.

5.      ADMINISTRATIVE EXPENSES

                                    2001       2000       1999
                                  --------   --------   --------

        Management fee, Ugland
          Nordic Shipping AS       250,000    250,000   250,000
        Directors and officers
          insurance                 72,333     82,500    97,500
        Other fees and expenses     31,406     40,791    64,004
        ------------------------------------
        Total administrative
           expenses                353,739    373,291   411,504
        ------------------------------------


6.      LONG-TERM DEBT

        In 1998, the Company entered into a loan agreement for $30 million with Den norske Bank ASA, Oslo (DnB). The loan falls due in full in September 2004. Interest is payable semi-annually at a variable rate of LIBOR plus 0.525% margin, approximately 2.5% at December 31, 2001. Accrued interest at December 31, 2001 and 2000 was $38,666 and $43,500. The Company has pledged the vessels as collateral. In association with the loan the Company must meet certain financial covenants. The main covenants are associated with change in ownership, new contracts or change in existing contracts, minimum value adjusted equity and minimum liquidity.

        The Company pays an annual agency fee of $10,000 to DnB in connection with the loan.

        The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% annually for the next 3 years. The swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004.

        Estimated carrying amounts and fair values of long-term debt are as follows

                                 December 31, 2001                December 31, 2000
                          Carrying amount    Fair value    Carrying amount    Fair value
                          ---------------------------------------------------------------
       Long-term debt     30,000,000       30,000,000      30,000,000       30,000,000


        Deferred finance costs

        In connection with the loan in 1998, the Company paid
        $86,875 in an arrangement fee and commitment fee. The fees will be amortized over the term of the Loan, i.e.
        with 1/6 every year from January 1, 1999.

7.      SHAREHOLDERS' EQUITY

Par value of the common shares is $.01. At December 31, 2001 and 2000 the number of shares authorized, issued and outstanding was 9,706,606.

On November 30, 1998, the Company's shareholders approved a proposal to allow the Company to borrow money for the purpose of repurchasing its Shares. On December 28, 1998, the Company purchased 2,107,244 Shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. In addition, the Company paid $715,000 in transaction costs. The repurchased shares were retired.

8.      DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to interest rate risk from its variable rate loan of $ 30 million. The Company's risk management objective has been to lock in the interest payments on the loan. The Company has entered into an interest rate swap where the Company pays a fixed interest and receives a variable interest and has designated this swap as a cash flow hedge of the interest payments on the loan.

Gains or losses on the interest rate swap designated as a cash flow hedge will be deferred to accumulated other comprehensive income and will be reclassified to earnings when the hedged interest payments are recognized. No ineffectiveness has been recognized in earnings during 2001 since the critical terms of the interest rate swap and the hedged loan are the same. As of December 31, 2001 a loss of $848,500 after tax is expected to be reclassified from accumulated other comprehensive income to earnings during the next twelve months. The maximum length of time that the Company has hedged its exposure to variability in future interest payments is approximately 36 months as of December 31, 2001.

The fair value of the swap of $ -778,000 is recorded as a liability as of December 31, 2001. The fair value and carrying amount of the swap was $ 618,094 and 0, respectively, at December
31, 2000.


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

4.2*           Form of Management Agreement between Nordic
               American Tanker Shipping Limited and Ugland Nordic
               Shipping AS incorporated by reference to Exhibit
               10.8 in the Registration Statement on Form F-3,
               Registration No. 33-96268.


------------------------
* Incorporated herein by reference.

                            SIGNATURES

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sing this annual report on its behalf.

                                NORDIC AMERICAN TANKER SHIPPING
                                LIMITED



                                By:  /s/ Herbjorn Hansson
                                       --------------------------
                                       Name:  Herbjorn Hansson
                                       Title: President

DATED:  June 28, 2002







01318.0002#329229