Form 20-F
period 2002-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2003-06-27
CIK 1000177

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F
(Mark One)
[_]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2002

                                      OR

[_]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from ______ to ______

                        Commission file number 1-13944

                    NORDIC AMERICAN TANKER SHIPPING LIMITED
------------------------------------------------------------------------------

            (Exact name of Registrant as specified in its charter)

                              ISLANDS OF BERMUDA
------------------------------------------------------------------------------

                (Jurisdiction of incorporation or organization)

                                  Cedar House
                                41 Cedar Avenue
                                Hamilton HM EX
                                    Bermuda

                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                  NAME OF EACH EXCHANGE
               TITLE OF EACH CLASS                 ON WHICH REGISTERED

                  Common Shares                  American Stock Exchange
               -------------------              ------------------------

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

                                Yes |X| No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow.

                              Item 17 |X| Item 18

                               TABLE OF CONTENTS

                                                                          PAGE
PART I
     Item 1.  Identity of Director, Senior Management and Advisor ...........5
     Item 2.  Offer Statistics and Expected Timetable .......................5
     Item 3.  Key Information ...............................................5
              A. Selected Financial Data ....................................5
              B. Capitalization and Indebtedness ............................7
              C. Reasons for the Offer and Use of Proceeds ..................7
              D. Risk Factors ...............................................7
     Item 4.  Information on the Company ...................................13
              A. History and Development ...................................13
              B. Business Overview .........................................14
              C. Organizational Structure ..................................19
              D. Property, Plant and Equipment .............................19
     Item 5.  Operating and Financial Review and Prospects .................20
              A. Results of Operations .....................................20
              B. Liquidity and Capital Resources ...........................21
     Item 6.  Directors, Senior Management and Employees ...................23
              A. Directors and Senior Management ...........................23
              B. Compensation ..............................................24
              C. Board Practices ...........................................24
              D. Employees .................................................25
              E. Share Ownership ...........................................25
     Item 7.  Major Shareholders and Related Party Transactions ............25
              A. Major Shareholders ........................................25
              B. Related Party Transactions ................................25
              C. Interests of Experts and Counsel ..........................26
     Item 8.  Financial Information ........................................26
              A. Consolidated Statements and Other Financial
              Information ..................................................26
     Item 9.  The Offer and Listing ........................................26
              A.4. Market Price Information ................................26
              C. Markets on Which our Shares Trade .........................27
     Item 10. Additional Information .......................................28
              A. Share Capital .............................................28
              B. Memorandum and Articles of Association ....................28
              C. Material Contracts ........................................29
              D. Exchange Controls .........................................30
              E. Taxation ..................................................30
              F. Dividends and PayingAgents ................................30
              G. Statement by Experts ......................................30
              H. Documents on Display ......................................31
     Item 11. Quantitative and Qualitative Disclosures About Market Risk ...31
     Item 12. Description of Securities other than Equity Securities .......31

Part II
     Item 13. Defaults, Dividend Arrearages and Delinquencies ..............31
     Item 14. Material Modifications to the Rights of Security
              Holders and Use of Proceeds ..................................32
     Item 15. Controls and Procedures ......................................32
     Item 16. [Reserved] ...................................................32

Part III
     Item 17. Financial Statements ........................................F-1
     Item 18. Exhibits ....................................................S-1

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable

ITEM 3.   KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects." The statements of operations data for each of the three years ended December 31, 2002, 2001, and 2000 and selected balance sheet data as of December 31, 2002 and 2001 are derived from our audited consolidated financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 1999 and 1998 and selected balance sheet data as of December 31, 2000, 1999 and 1998 are derived from our audited financial statements not included in this document.

SELECTED BALANCE SHEET DATA

                                                              December 31,
                              ----------------------------------------------------------------------------
                                  2002            2001            2000            1999            1998
                              ----------------------------------------------------------------------------
Assets
Cash and Cash Equivalents          277,783         630,868       1,922,925       2,507,017       3,637,758
Accounts Receivable              3,276,523         170,180      10,228,286               0               0
Prepaid Finance Costs               28,955          43,435          57,915          72,395          86,875
Prepaid Insurance                   83,333          70,000          58,333          70,833          83,333
Vessels                        134,912,965     141,744,005     148,575,045     155,406,085     162,237,124
                              ----------------------------------------------------------------------------
Total Assets                   138,579,559     142,658,488     160,842,504     158,056,330     166,045,090
                              ============================================================================

Accounts Payable                       996               0               0               0         675,384
Accrued expenses                 2,016,000         778,000               0               0               0
Accrued Interest                   215,466          38,666          43,500          77,333          43,781
Long-term debt                  30,000,000      30,000,000      30,000,000      30,000,000      30,000,000
                              ----------------------------------------------------------------------------
Total Long-term Liabilities     32,232,462      30,816,666      30,043,500      30,077,333      30,719,165
                              ============================================================================

Shareholders' Equity
Common stock                        97,066          97,066          97,066          97,066          97,066
Accumulated Other
Comprehensive Loss              (2,016,000)       (778,000)              0               0               0
Other Shareholders' Equity     108,266,031     112,522,756     130,701,938     127,881,931     135,228,859
                              ----------------------------------------------------------------------------
Total Shareholders' Equity     106,347,097     111,841,822     130,799,004     127,978,997     135,325,925
                              ============================================================================
Total Liabilities
and Shareholders' Equity       138,579,559     142,658,488     160,842,504     158,056,330     166,045,090
                              ============================================================================

SELECTED STATEMENT OF OPERATIONS DATA
                                                        Year Ended December 31,
                              ----------------------------------------------------------------------------
                                  2002            2001            2000            1999            1998
                              ----------------------------------------------------------------------------
Revenue                         18,057,989      28,359,568      36,577,262      14,782,500      16,006,199
Ship Broker Commissions           (184,781)       (184,781)       (185,288)       (184,781)       (184,781)
Mgmt. Fee and Admin. Exp.         (340,381)       (281,406)       (290,791)       (314,004)       (412,779)
Directors Insurance                (86,667)        (72,333)        (82,500)        (97,500)              0
Depreciation                    (6,831,040)     (6,831,040)     (6,831,040)     (6,831,039)     (6,831,039)
                              ----------------------------------------------------------------------------
Net Operating Income            10,615,120      20,990,008      29,187,643       7,355,176       8,577,600
                              ----------------------------------------------------------------------------
Net Financial Items             (1,767,852)     (1,604,532)     (1,518,677)     (1,580,498)         51,912
                              ----------------------------------------------------------------------------
Net Profit for the Year          8,847,268      19,385,476      27,668,966       5,774,678       8,629,512
                              ============================================================================

Basic Earnings Per Share              0.91            2.00            2.85            0.59            0.73
Diluted Earnings Per Share            0.91            2.00            2.85            0.59            0.73
Cash Dividends
   Declared Per Share                 1.35            3.87            2.56            1.35            1.33
Weighted Average Shares
Outstanding:
   Basic                         9,706,606       9,706,606       9,706,606       9,706,606      11,796,530
   Diluted                       9,706,606       9,706,606       9,706,606       9,706,606      11,796,530

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

               -    changes in seaborne and other transportation patterns.

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

SHIPPING COMPANIES GENERALLY MUST CONDUCT OPERATIONS IN MANY PARTS OF THE WORLD, AND ACCORDINGLY THEIR VESSELS ARE EXPOSED TO INTERNATIONAL RISKS WHICH COULD REDUCE REVENUE OR INCREASE EXPENSES.

          Shipping companies conduct global operations. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism and other efforts to disrupt shipping. The terrorist attacks against targets in the United States on September 11, 2001, the military response by the United States and the recent conflict in Iraq may increase the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability could affect trade patterns and reduce our revenue or increase our expenses.

TERRORIST ATTACKS, SUCH AS THE ATTACKS ON THE UNITED STATES ON SEPTEMBER 11, 2001, AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE FINANCIAL MARKETS AND OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

          Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets, including the energy markets.

          Future terrorist attacks, such as the attack on the m.t. Limburg in October 2002, may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. If the Company's charters with BP Shipping Ltd. expire, any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

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

     Pursuant to an agreement (the "Management Agreement") between the Company and its manager (the "Manager"), the Manager provides certain management, administrative and advisory services to the Company. Before May 2003, Ugland Nordic Shipping AS, or UNS, acted as the Manager. On May 30, 2003, following approval by the Company's shareholders, the Management Agreement was novated to Scandic American Shipping Ltd., or Scandic, a company owned by Herbjorn Hansson, the Company's Chairman and by Andreas Ove Ugland, a director, which became the Manager.

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

Chartering Operations Commenced on September 30, 1997

     Each Vessel is chartered to BP Shipping Ltd., or the Charterer, pursuant to separate "hell and high water" bareboat charters (the "Charters"). The initial term of the Charters is from September 30, 1997 and will end approximately seven years from that date, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each Charter, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension. The Company's dividend policy is to pay dividends to the shareholders in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 2001, a portion of these dividends was considered return of capital for United States federal income tax purposes.

     The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 2002, the Company did not receive any Additional Hire.

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

     At least six months prior to the end of the term (including any extension thereof) of a Charter, the Company's shareholders will be entitled to vote on a proposal to sell the related Vessels and to distribute the net proceeds to the shareholders to the extent permitted under Bermuda law. The Board of Directors of the Company, or the Board, will make a recommendation which may favor such sale or an alternative plan, such as the operation, rechartering or other disposition of the Vessels. The proposal to sell the Vessels and distribute the resulting net proceeds shall be adopted if approved by the holders of a majority of the Common Shares voting at the meeting called for such purpose.

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

     The tanker market in general was depressed through the second half of 1998 and 1999 as a result of lower volumes of oil transported due to cuts in oil production by OPEC. A high proportion of the OPEC cuts were taken by the Middle East producers which account for the long-haul crude. The cut in long-haul crude resulted in decreased transportation demand. At the beginning of the year 2000 the Suezmax market started to improve, backed by increasing OPEC production and the fact that scrapping of older tonnage in the weak 1999 market brought demand and supply of transportation capacity closer to a balance. A high-profile oil-spill off the coast of France in late 1999 created strong public and political pressure for stricter requirements on tankers. The result was an increased demand for modern quality tonnage as many leading charterers reduced their use of older tonnage. OPEC increased output on several occasions in 2000 in response to oil demand and the demand for tonnage grew through the year with gradually higher charter rates and, in the last quarter of 2000, the highest average Suezmax rates paid since the early 1970's. The charter rates have dropped in the beginning of 2001, compared to the highs of end 2000. Market rates which are used to determine additional hire decreased in 2001. The decrease was driven by OPEC oil production decreases and a slow down in the world economy. The rates continued to decrease through the first three quarters of 2002. Market rates began increasing during the fourth quarter due to, among other things, a strike in the Venezuelan oil industry. As a result of the strike, the United States was forced to import oil from the Arabian Gulf and West Africa. The longer transportation requirements and increased demand for oil has led to a strong tanker market which has continued into 2003. A strong Suezmax market will largely depend on the global oil demand in 2002 and the implementation by IMO and EU of new rules that would remove from trading in the next 3 to 4 years almost all Suezmaxes built before 1980 and the net delivery of new tankers.

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

     In addition, although the United States Oil Pollution Act of 1990, as amended, or OPA, limits the strict liability of owners, operators and charterers by demise (i.e., bareboat charterers) of vessels (the "Responsible Parties") to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation) for removal costs and damages that result from a discharge of oil, these limits do not apply if the discharge is caused by gross negligence or willful misconduct, or the violation of an applicable U.S. federal safety, construction or operating regulation by a Responsible Party.

     Pursuant to interim implementing regulations promulgated by the United States Coast Guard, or USCG, Responsible Parties must meet new financial responsibility requirements that are significantly greater than those previously required. The protection and indemnity associations ("P&I Associations"), which have historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to Responsible Parties and therefore, Responsible Parties have had to obtain financial assurance from other sources at additional cost. While the Charterer will be responsible for compliance during the term of the Charters, the inability of the Company to comply with these regulations following the expiration or termination of the Charters would have an adverse effect on the Company's business and results of operations.

The International Maritime Organization, an agency of the United Nations, or IMO, has adopted regulations that are designed to reduce oil pollution in international waters. In complying with OPA and the IMO regulations and other regulations that may be adopted, shipowners and operators may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Additional laws and regulations may be adopted which could limit the ability of the Company to do business and which could have a material adverse effect on the Company's business and results of operations following the expiration or termination of a Charter.

     The operation of the Vessels is also affected by the newly adopted requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected vessels. Although compliance with the ISM Code is the responsibility of the Charterer during the term of the Charters, the Company would become primarily responsible for compliance with the ISM Code if the Charterer were to default in its obligations under the Charter.

C. ORGANIZATIONAL STRUCTURE

     Prior to September 30, 1997, the Company was a wholly owned subsidiary of UNS, a Norwegian shipping company whose shares were listed on the Oslo Stock Exchange. On September 30, 1997, 11,731,613 warrants for the purchase of the Company's common shares, which had been sold to the public in 1995, were exercised. UNS, currently a wholly-owned subsidiary of Teekay Shipping Corporation, a New York Stock Exchange listed tanker owner and operator, holds 10.31% of the outstanding Shares. Until May 30, 2003, UNS acted as the Manager, and provided managerial, administrative and advisory services to the Company pursuant to the Management Agreement. Since May 30, 2003, Scandic has acted as the Company's Manager, and provides such services pursuant to the Management Agreement, as novated. See Item 7.

D. PROPERTY, PLANT AND EQUIPMENT

     Other than the Vessels described elsewhere in this filing, the Company does not own or lease any tangible fixed property.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     The Company owns three modern double hull 151,459 dead weight tonne Suezmax tankers, or the Vessels, which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy Industries Ltd. in South Korea.

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

Results of Operations

     The Company's revenues from charterhire for 2002 decreased 36% from 2001 to $18,057,989 or $16,491 per day per vessel (time charter equivalent of $24,991 per day per vessel). Charterhire revenue for 2002 was derived from Base Hire of $14,782,500 ($13,500 per day per Vessel) and Additional Hire of $3,275,489 ($2,991 per day per vessel).

     Market rates which are used to determine additional hire decreased significantly in 2002. The decrease was driven by OPEC oil production decreases and a slow down in the world economy. Additional hire, determined by the Brokers Panel, was awarded for 4th quarter 2002 only. The additional hire was $3,275,489. Charterhire per day per Vessel (time charter equivalent) for each quarter of 2002 was $22,000 for the 1st, 2nd and 3rd quarter and $33,868 for the 4th quarter.

     Comparatively, Base Hire in 2001 and 2000 was $14,782,500 ($13,500 per day per Vessel) for each year. Additional Hire was $13,577,068 in 2001 and $21,754,262 in 2000.

     Management, insurance and administrative costs, or MI&A, for 2002, 2001 and 2000 were $611,829, $538,520 and $558,759 respectively. The Company's MI&A for all three years consisted of ship brokers commissions of approximately $185,000 and management fees of $250,000 which are fixed. The increase in costs of $73,309 from 2001 to 2002 is mainly due to higher insurance costs and attorney fees. Depreciation expense approximated $6,831,040 for each of the three years.

Liquidity and Capital Resources

     The Company's cash flows are primarily from charter hire revenue.

     Cash flows provided by operating activities decreased in 2002 to $12,750,908 due primarily to the decrease in net profit and an increase in accounts receivable due to additional hire awarded in 4th quarter.

     Cash flows used in financing activities decreased 65% to $13,103,993 due to the decrease in dividends paid during the year.

     There were no cash flows from investing activities during the year.

     Due to the nature of the business, cash flows are predictable with the exception of additional charter hire to be awarded, if any. The Company expects that cash from base charter hire will be sufficient to meet operational requirements in 2003. The Company does not have plans for significant capital expenditures or other investments during 2003.

Dividend payment

     Total dividends paid out in 2002 were $13,103,993 or $1.35 per Share. The dividend payments per share in 1997, 1998, 1999, 2000, 2001 and 2002 have been as follows:

     Period           1997    1998         1999      2000      2001     2002
     -----------------------------------------------------------------------
     1st Quarter              0.40         0.32      0.34      1.41     0.36
     2nd Quarter              0.41         0.32      0.45      1.19     0.34
     3rd Quarter              0.32         0.35      0.67      0.72     0.33
     4th Quarter      0.30    0.30         0.36      1.10      0.55     0.32
     -----------------------------------------------------------------------
     Total USD        0.30    1.43         1.35      2.56      3.87     1.35
     -----------------------------------------------------------------------

The Company declared a dividend of $0.63 per share for the first quarter of 2003. The dividend of $0.63 was paid to Shareholders in February 2003.

Long-Term Debt and Repurchase of Common Stock

     In 1998, the Company borrowed $30.0 million from Den norske Bank ASA, Oslo, Norway, or DnB, to finance the repurchase of 2,107,244 shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. The total purchase price of the Shares including the costs associated with the transaction was $27.1 million. On May 12, 1999, the General Shareholders Meeting approved the remaining proceeds being utilized to increase the quarterly dividends.

     An important objective of the repurchase of Shares was to increase the Company's cash distribution to shareholders while the Vessels are on charter to the Charterer. While the Vessels are on charter, the minimum cash distribution per Share (assuming receipt of Base Hire and no increase of expenses) has increased by $0.15, from $1.20 to $1.35 per year, an increase of 12.5%.

     The Company has entered into an interest swap agreement with DnB, as a result of which the Company pays a fixed interest on the Loan of 5.8% per annum for the next two years. The swap agreement terminates on the final repayment date of the Loan, i.e., the fourth quarter of the year 2004.

Contractual Obligations

     The Company does not have contractual obligations or commercial commitments except long-term debt as described above.

Disclosure and Internal Controls

     As of December 31, 2002, an evaluation was performed under the supervision and with the participation of the Company's Chairman, Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, these officers have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2002. No significant changes in the Company's internal controls or in other factors have occurred that could significantly affect controls subsequent to December 31, 2002.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     Pursuant to the Management Agreement, the Manager provides management, administrative and advisory services to the Company with respect to the Vessels.

     Set forth below are the names and positions of the directors and executive officers of the Company. Directors of the Company are elected annually, and each director elected holds office until a successor is elected. Officers of the Company are elected from time to time by vote of the board of directors and hold office until a successor is elected.

                                  The Company

     Name                         Age    Position
     --------------------------------------------
     Peter Bubenzer               48     Secretary
     Tharald Brovig               60     Director
     Hon. Sir David Gibbons       75     Director
     Herbjorn Hansson             55     Director and President
     George C. Lodge              75     Director
     Andreas Ove Ugland           48     Director

     Certain biographical information with respect to each director and executive officer of the Company is set forth below.

      Herbjorn Hansson has been President and Chief Executive Officer of the Company and of the Manager since July 1995 and September 1993, respectively, and has served as a director of the Manager since its organization in June 1989 and as a director of the Company since July 1995. Mr. Hansson formerly served as the Chairman of the Board of the Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Independent Tanker Owners, from 1975-1980. He was an executive officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988. Mr. Hansson is a major shareholder and Deputy Chairman of Scandic.

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

     Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of: Ugland International Holding Plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, H0egh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is controlling shareholder and Chairman of Scandic.

B. COMPENSATION

     Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $80,000 per annum. Accordingly, from the inception of the Company through December 31, 2002, the directors of the Company have not been paid by the Company any amount for services rendered by them to the Company in any capacity.

C. BOARD PRACTICES

     The members of the Company's board of directors serves until the next annual general meeting following his or her election to the board. The members of the current board of directors were elected at the annual general meeting held on May 30, 2003. The full board of directors currently acts as the Audit Committee of the Company.

D. EMPLOYEES

     The Company has not had any employees during the past three fiscal years. Pursuant to a management agreement with the Manager, the Manager provides management, administrative and advisory services to the Company.

E. SHARE OWNERSHIP

     The following table sets forth information regarding the share ownership of the Company by its directors and officers. All of the shareholders are entitled to one vote for each share of common stock held.

Title           Identity of Person        No. of Shares      % of Class

Common          Herbjorn Hansson                *                <1%
                Peter Bubenzer                  *                <1%
                Tharald Brovig                  *                <1%
                Hon. Sir David Gibbons          *                <1%
                George C. Lodge                 *                <1%
                Andreas Ove Ugland              *                <1%

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following persons are beneficial owners of 5% or more of the Company's outstanding common shares at April 30, 2003:

Name                                No. of Shares      % of Shares
----                                -------------      -----------
Ugland Nordic Shipping AS           1,001,221            10.31%

     According to a Schedule 13G filed on behalf of Teekay Shipping Corporation, or Teekay, on December 27, 2001, effective May 28, 2001 Teekay acquired direct ownership of all of the outstanding shares of UNS. As sole shareholder of UNS, Teekay has indirect beneficial ownership of the Company's common shares directly owned of record by UNS.

B. RELATED PARTY TRANSACTIONS

     Since May 30, 2003, Scandic, which is owned by Messrs. Ugland and Hansson, has been party to the Management Agreement with the Company, pursuant to which it is entitled to a management fee of $250,000 per annum.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable

ITEM 8.   FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

Legal Proceedings

     In September 2002, the Company received a letter from the Norwegian Central Tax Office stating that the Central Tax Office had determined that the Company was subject to Norwegian income taxation for the years 1995 through 2000. Notwithstanding that the Company believed that it had no taxable income under Norwegian tax principles in that period, the Company believed that the Central Tax Office's determination was without merit and appealed it.

     The Norwegian Tax Appeal Board upheld the Company's appeal of the claim of the Norwegian Central Tax Office that the Company should be subject to Norwegian income tax for the years 1995 to 2000. Accordingly, the tax claim was dismissed.

     The Company is not currently involved in any other legal proceedings that would have a significant effect on the Company's financial position or profitability.

Dividend Policy

     The Company's dividend policy is to pay dividends to the holders of the Company's Shares in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 2002, a portion of these dividends was considered return of capital for United States federal income tax purposes. In 2002, the Company paid total dividends of $13,103,993 or $1.35 per share.

ITEM 9.   THE OFFER AND LISTING

A.4. MARKET PRICE INFORMATION

     The following tables set forth the high and low prices for the Shares for each year indicated below, for each quarter indicated below and for the six months ended April 30, 2003:

                             AMEX       AMEX            OSE           OSE
                             LOW        HIGH            LOW           HIGH

For the year:
      1999                  $ 9.63      $12.50      NOK   94      NOK   95
      2000                  $10.13      $23.44      NOK   90      NOK  212
      2001                  $13.00      $22.88      NOK  125      NOK  215
      2002                  $ 9.86      $16.55      NOK   90      NOK  140

For the quarter ended:

March 31, 2001              $16.90      $22.25      NOK  155      NOK  215
June 30, 2001               $16.00      $22.89      NOK  172      NOK  180
September 30, 2001          $13.75      $19.52      NOK  140      NOK  190
December 31, 2001           $13.00      $17.10      NOK  125      NOK  170
March 31, 2002              $12.95      $15.50      NOK  127      NOK  140
June 30, 2002               $13.50      $16.55      NOK  122      NOK  140
September 30, 2002          $ 9.86      $14.25      NOK   90      NOK  135
December 31, 2002           $10.11      $13.82      NOK   90      NOK  100

For the months:

November, 2002              $10.56      $12.85      NOK  100      NOK  100
December, 2002              $11.59      $13.82      NOK  99       NOK  99
January, 2003               $13.34      $14.65      NOK  --       NOK  --
February, 2003              $12.62      $14.00      NOK  --       NOK  --
March, 2003                 $13.59      $14.50      NOK  --       NOK  --
April, 2003                 $13.00      $15.19      NOK  103      NOK  125

     These bid quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

     On December 31, 2002, the closing price of the Shares as quoted on the American Stock Exchange was $13.54, and as quoted on the Oslo Stock Exchange was NOK 99.00. On such date, there were 9,706,606 Shares issued and outstanding.

C. MARKETS ON WHICH OUR SHARES TRADE

     The primary trading market for the Shares is the American Stock Exchange, on which the Shares are listed under the symbol "NAT." The secondary trading market for the Shares is the Oslo Stock Exchange also with the symbol "NAT."

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

     The following sections of the Company's Registration Statement on Form F-3 (Registration No. 333-7536), including amendments thereto, filed with the Securities and Exchange Commission on August 29, 1997, are hereby incorporated by reference:

               1.   Dividend Policy (p.22); and
               2.   Description of Capital Stock (p.54).

C. MATERIAL CONTRACTS

     On May 30, 2003, the Company's shareholders approved a novation agreement by which the Management Agreement was novated from UNS to Scandic. Otherwise, the Company has not entered into any material contracts outside the ordinary course of business during the past two years.

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

     Not Applicable

H. DOCUMENTS ON DISPLAY

     Not Applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's long-term borrowings, or the Loan.

     The Company's borrowings under the Loan at December 31, 2002 of $30,000,000 bear interest at a variable rate which is reset semi-annually based on the underlying London interbank offer rate (LIBOR). Interest payments are made semi-annually, and the Loan expires in September 2004. The fair value of the Loan at December 31, 2002 is equal to its carrying amount at the same date.

     The Company has entered into an interest rate swap transaction to hedge the interest rate variability on the Loan. The swap has a notional amount equal to the outstanding principal of the Loan and expires on the same date. At December 31, 2002, the pay-fixed interest rate of the swap was 5.275% and the receive-variable rate was 1.40%. Periodic cash settlements under the swap agreement occur semi-annually on dates matching those of the interest payments under the Loan. The swap had a negative fair value of $2,016,000 at December 31, 2002 determined by calculating the cost of entering into an interest rate swap to offset the existing interest rate swap.

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

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES.

(a)  Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  Changes in internal controls

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16.  RESERVED.

                                   PART III

ITEM 17.  FINANCIAL STATEMENTS

     See pages F-1 through F-11

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS.
------------------------------------------------------------------------------

                                                                          Page

INDEPENDENT AUDITORS' REPORT                                              F-1

FINANCIAL STATEMENTS

Balance Sheets                                                            F-2

Statements of Operations                                                  F-3

Statements of Cash Flows                                                  F-3

Statements of Shareholders' Equity                                        F-4

Notes to Financial Statements                                             F-6

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Ltd.

Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2002 and 2001 and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31,2002 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE
Oslo, Norway
March 31, 2003

                        BALANCE SHEETS AT DECEMBER 31,

(all figures are in USD)

ASSETS

Current assets                                       2002            2001
                                                 ------------    ------------

Cash and cash equivalents           Note 1            277,783         630,868
Accounts receivable                                 3,276,523         170,180
Prepaid finance costs               Note 6             28,955          43,435
Prepaid insurance                                      83,333          70,000
                                                 ------------    ------------
Total current assets                                3,666,594         914,483
                                                 ------------    ------------
Long term assets

Vessels                             Note 4        134,912,965     141,744,005
                                                 ------------    ------------

TOTAL ASSETS                                      138,579,559     142,658,488
                                                 ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities                                  2002            2001
                                                 ------------    ------------

Accounts payable                                          996              --
Accrued interest                    Note 6            215,466          38,666

Long-term liabilities

Derivative contract                 Note 7,8        2,016,000         778,000
Long-term debt                      Note 6,8       30,000,000      30,000,000
                                                 ------------    ------------
Shareholders' Equity

Common stock                        Note 7             97,066          97,066
Additional paid-in capital          Note 7        144,395,866     144,395,866
Accumulated deficit                 Note 7        (36,129,835)    (31,873,110)
Accumulated other
comprehensive loss                  Note 7,8       (2,016,000)       (778,000)
                                                 ------------    ------------
Total Shareholders' Equity                        106,347,097     111,841,822
                                                 ------------    ------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                              138,579,559     142,658,488
                                                 ============    ============

STATEMENTS OF OPERATIONS
(all figures in USD)                         Year Ended December 31,
                                    -----------------------------------------
                          Notes        2002          2001           2000
                         --------   -----------------------------------------
Operating Revenue          1, 3      18,057,989     28,359,568     36,577,262
Ship Broker                            (184,781)      (184,781)      (185,288)
Commissions
Administrative             2, 5        (427,048)      (353,739)      (373,291)
Expenses
Depreciation               4         (6,831,040)    (6,831,040)    (6,831,040)
                                    -----------------------------------------
Net Operating Income                 10,615,120     20,990,008     29,187,643
                                    -----------------------------------------
Interest Income                          21,409        189,244        277,552
Interest Expense           6         (1,764,424)    (1,769,000)    (1,770,808)
Other Financial Charges                 (24,837)       (24,776)       (25,423)
                                    -----------------------------------------
Net Financial Items                  (1,767,852)    (1,604,532)    (1,518,679)
                                    -----------------------------------------
Net Profit before tax                 8,847,268     19,385,476     27,668,964
                                    -----------------------------------------

Tax Expense                                   0              0              0
                                    -----------------------------------------
Net Profit for the Year               8,847,268     19,385,476     27,668,964
                                    =========================================

Basic and Diluted Earnings
per Share                                  0.91           2.00           2.85

Weighted Average
Number of Shares Outstanding          9,706,606      9,706,606      9,706,606



STATEMENTS OF CASH FLOWS
(all figures in USD)
                                              Year Ended December 31,
                                     -----------------------------------------
                                        2002           2001           2000
                                     -----------    -----------    -----------
Net Profit for the Year                8,847,268     19,385,476     27,668,964

Reconciliation of Net Profit
to Net Cash from Operating
Activities

Depreciation                           6,831,040      6,831,040      6,831,040

Amortization of prepaid
finance costs                             14,480         14,480         14,480

Increase (decrease) in
receivables and payables              (2,941,880)    10,041,605    (10,249,619)
                                     -----------    -----------    -----------
Net Cash from Operating Activities    12,750,908     36,272,601     24,264,865
                                     -----------    -----------    -----------

Financing Activities

Dividends paid                       (13,103,993)   (37,564,658)   (24,848,957)
                                     -----------    -----------    -----------
Net Cash used in Financing
Activities                           (13,103,993)   (37,564,658)   (24,848,957)
                                     -----------    -----------    -----------
Net decrease in Cash and Cash
Equivalents                             (353,085)    (1,292,057)      (584,092)
                                     -----------    -----------    -----------
Beginning Cash and Cash
Equivalents                              630,868      1,922,925      2,507,017
                                     -----------    -----------    -----------
Ending Cash and Cash Equivalents         277,783        630,868      1,922,925
                                     -----------    -----------    -----------
Interest Paid                          1,587,622      1,773,834      1,804,641
                                     -----------    -----------    -----------

STATEMENTS OF SHAREHOLDERS' EQUITY
(all figures in USD)

                                                                              Accumulated
                                              Additional                         other           Total          Total
                                 Common        paid-in       Accumulated     comprehensive   Shareholders'  comprehensive
                                 stock         capital         deficit           loss           Equity         income
-------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.99                 97,066    144,395,866    (16,513,935)             --     127,978,997
---------------------------------------------------------------------------------------------------------
Net profit                                                    27,668,964                      27,668,964      27,668,964
                                                                                                            ------------
Total comprehensive
income                                                                                                        27,668,964
                                                                                                            ------------
Dividends paid                                               (24,848,957)                    (24,848,957)
---------------------------------------------------------------------------------------------------------
Balance at 12.31.00                 97,066    144,395,866    (13,693,928)             --     130,799,004
---------------------------------------------------------------------------------------------------------

Net profit                                                    19,385,476                      19,385,476      19,385,476

Cumulative effect of change
in accounting for
derivative instruments                                                           618,094         618,094         618,094

Unrealized loss on
derivative instruments                                                        (1,656,146)     (1,656,146)     (1,656,146)

Adjustment for losses on
derivatives reclassified to
earnings                                                                         260,052         260,052         260,052
                                                                                                            ------------
Total comprehensive
income                                                                                                        18,607,476
                                                                                                            ------------
Dividends paid                                               (37,564,658)                    (37,564,658)
---------------------------------------------------------------------------------------------------------
Balance at 12.31.01                 97,066    144,395,866    (31,873,110)       (778,000)    111,841,822
---------------------------------------------------------------------------------------------------------

Net profit                                                     8,847,268                       8,847,268       8,847,268

Unrealized loss on
derivative instruments                                                        (2,262,564)     (2,262,564)     (2,262,564)

Adjustment for losses on
derivatives reclassified to
earnings                                                                       1,024,564       1,024,564       1,024,564
                                                                                                            ------------
Total comprehensive
income                                                                                                         7,609,268
                                                                                                            ------------
Dividends paid                                               (13,103,993)                    (13,103,993)
---------------------------------------------------------------------------------------------------------
Balance at 12.31.02                 97,066    144,395,866    (36,129,835)     (2,016,000)    106,347,097
---------------------------------------------------------------------------------------------------------

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

     Revenue Recognition: The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance at the beginning of the quarter, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs, and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company.

     Revenue from vessel charter is recognized on the basis of the number of days in the fiscal period.

     Segment Information: The Company has only one type of vessels - oil tankers on bareboat charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and thus the Company has determined that it operates under one reportable segment.

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

     Taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

     New Pronouncements: In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The company does not expect FIN 145 to have any material impact on its results of operations or financial condition.

2.   RELATED PARTY TRANSACTIONS

     The Company has entered into a management agreement with Ugland Nordic Shipping AS (UNS) under which UNS will provide certain administrative, management and advisory services to the Company for an amount of $250,000 per year. UNS is the Commercial Manager of the Company, and owns as of December 31, 2002 10.31% of the shares.

     Management fees expense was $250,000 for 2002, 2001 and 2000.

3.   REVENUE

     The table below illustrates the breakdown of the charter hire for the years ended December 31, 2002, 2001 and 2000:

     Year                             2002          2001          2000
     ====================================================================
        Base Hire                  14,782,500    14,782,500    14,823,000
     --------------------------------------------------------------------
        Additional Hire             3,275,489    13,577,068    21,754,262
     --------------------------------------------------------------------
     Total                         18,057,989    28,359,568    36,577,262
     ====================================================================

4.   VESSELS

     The long term assets consist of three suezmax oil tankers built in 1997.

     All Vessel                                  2002            2001
     ====================================================================
     Acquisition cost 1997                    170,775,970     170,775,970

     Accumulated depreciation as of
     December 31                               35,863,005      29,031,965
     --------------------------------------------------------------------
     Book value as of December 31             134,912,965     141,744,005
     ====================================================================

     Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years. The basis for the depreciation is the actual cost price of the vessels in 1997, i.e. $170,775,970 in total for the three vessels.

5.   ADMINISTRATIVE EXPENSES

                                                2002      2001      2000
     ====================================================================

     Management fee, Ugland Nordic            250,000   250,000   250,000
     Shipping AS
     Directors and officers insurance          86,667    72,333    82,500

     Other fees and expenses                   90,381    31,406    40,791
     --------------------------------------------------------------------
     Total administrative expenses            427,048   353,739   373,291
     ====================================================================

6.   LONG-TERM DEBT

     In 1998, the Company entered into a loan agreement for $30 million with Den norske Bank ASA, Oslo (DnB). The loan falls due in full in September 2004. Interest payments are based on the variable rate of LIBOR plus 0.525% margin, approximately 2.2825% at December 31, 2002. Accrued interest at December 31, 2002 and 2001 was $215,466 and $38,666. The Company has pledged the vessels as collateral. In association with the loan the Company must meet certain financial covenants. The main covenants are associated with change in ownership, new contracts or change in existing contracts, minimum value adjusted equity and minimum liquidity.

     The Company pays an annual agency fee of $10,000 to DnB in connection with the loan.

     Interest on all long-term borrowings is variable, therefore the carrying amount of the debt approximates its fair value.

     The Company has entered into an interest swap agreement with DnB, enabling the Company to pay a fixed interest on the loan of 5.80% annually for the next two years. The swap agreement terminates on the final repayment date of the Loan, i.e. the 4th quarter of year 2004. Interest on all long-term borrowings is variable, therefore the carrying amount of the debt approximates its fair value.

     Prepaid finance costs

     In connection with the loan in 1998, the Company paid $86,875 in an arrangement fee and commitment fee. The fees will be amortized over the term of the Loan, i.e. with 1/6 every year from January 1, 1999.

7.   SHAREHOLDERS' EQUITY

     Par value of the common shares is $.01. At December 31, 2002 and 2001 the number of shares authorized, issued and outstanding was 9,706,606.

8.   DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

     The Company is exposed to interest rate risk from its variable rate loan of $30 million. The Company's risk management objective has been to lock in the interest payments on the loan. The Company has entered into an interest rate swap where the Company pays a fixed interest and receives a variable interest and has designated this swap as a cash flow hedge of the interest payments on the loan.

     Gains or losses on the interest rate swap designated as a cash flow hedge will be deferred to accumulated other comprehensive income (loss) and will be reclassified to earnings when the hedged interest payments are recognized. The amount of ineffectiveness recorded in 2002 and 2001 was immaterial. As of December 31, 2002, a loss of $1,136,570 after tax is expected to be reclassified from accumulated other comprehensive income
     (loss) to earnings during the next twelve months. The maximum length of time that the Company has hedged its exposure to variability in future interest payments is approximately 24 months as of December 31, 2002.

     The fair value of the swap of $ -2,016,000 is recorded as a liability as of December 31, 2002. The fair value of the swap was $-778,000 at December 31, 2001.

9.   CONCENTRATIONS

     The Company's charter revenues and accounts receivable are derived entirely from bareboat charters with one counterparty, BP Shipping Ltd.

10.  COMMITMENTS AND CONTINGENCIES

     NORWEGIAN TAX PROCEEDING

     In September 2002, the Company received a letter from the Norwegian Central Tax Office stating that the Central Tax Office had determined that the Company was subject to Norwegian income taxation for the years 1995 through 2000. Notwithstanding that the Company believed that it had no taxable income under Norwegian tax principles in that period, the Company believed that the Central Tax Office's determination was without merit and appealed it.

     The Norwegian Tax Appeal Board upheld the Company's appeal of the claim of the Norwegian Central Tax Office that the Company should be subject to Norwegian income tax for the years 1995 to 2000. Accordingly, the tax claim was dismissed.

ITEM 18.  EXHIBITS

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

4.3 Novation Agreement dated May 30, 2003, among Ugland Nordic Shipping AS, Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited.

---------
*    Incorporated herein by reference.

          99.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer/Chief Financial Officer of the Company.

          99.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer/Chief Financial Officer of the Company.

                                  SIGNATURES

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sing this annual report on its behalf.

                                       NORDIC AMERICAN TANKER
                                       SHIPPING LIMITED


                                       By: /s/ Herbjorn Hansson
                                           -----------------------------------
                                           Name:  Herbjorn Hansson
                                           Title: President

DATED: June 27, 2003

01318.0002 #410107