Form 20-F
period 2003-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2004-06-30
CIK 1000177

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from _____ to _____

                         Commission file number 1-13944

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
--------------------------------------------------------------------------------

             (Exact name of Registrant as specified in its charter)

                               ISLANDS OF BERMUDA
--------------------------------------------------------------------------------

                 (Jurisdiction of incorporation or organization)

                                  Canon's Court
                               22 Victoria Street
                                 Hamilton HM EX
                                     Bermuda

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                          NAME OF EACH EXCHANGE
                   TITLE OF EACH CLASS                     ON WHICH REGISTERED

                      Common Shares                      American Stock Exchange
                   -------------------                   -----------------------

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

                             Item 17 |X| Item 18 |_|

                                TABLE OF CONTENTS

                                                                            PAGE
PART I
     Item 1. Identity of Director, Senior Management and Adviser ............5
     Item 2. Offer Statistics and Expected Timetable ........................5
     Item 3. Key Information ................................................5
          A. Selected Financial Data ........................................5
          B. Capitalization and Indebtedness ................................8
          C. Reasons for the Offer and Use of Proceeds ......................8
          D. Risk Factors ...................................................8
     Item 4. Information on the Company ....................................13
          A. History and Development of the Company ........................13
          B. Business Overview .............................................13
          C. Organizational Structure ......................................21
          D. Property, Plant and Equipment .................................22
     Item 5. Operating and Financial Review and Prospects ..................22
          A. Operating Results .............................................22
          B. Liquidity and Capital Resources ...............................22
          C. Research, Development, Patents and Licenses, Etc. .............23
          D. Trend Information .............................................23
          E. Off Balance Sheet Arrangements ................................23
          F. Tabular Disclosure of Contractual Obligations .................23
     Item 6. Directors, Senior Management and Employees ....................24
          A. Directors and Senior Management ...............................24
          B. Compensation ..................................................25
          C. Board Practices ...............................................25
          D. Employees .....................................................25
          E. Share Ownership ...............................................25
     Item 7. Major Shareholders and Related Party Transactions .............26
          A. Major Shareholders ............................................26
          B. Related Party Transactions ....................................26
          C. Interests of Experts and Counsel ..............................26
     Item 8. Financial Information .........................................26
          A. Consolidated Statements and Other Financial Information .......26
     Item 9. The Offer and Listing .........................................27
          A.4. Market Price Information ....................................27
          C. Markets .......................................................28
     Item 10. Additional Information .......................................28
          A. Share Capital .................................................28
          B. Memorandum and Articles of Association ........................28
          C. Material Contracts ............................................29
          D. Exchange Controls .............................................29
          E. Taxation ......................................................30
          F. Dividends and Paying Agents ...................................31
          G. Statement by Experts ..........................................31
          H. Documents on Display ..........................................31
     Item 11. Quantitative and Qualitative Disclosures
              About Market Risk ............................................31
     Item 12. Description of Securities other than Equity Securities. ......31
Part II
     Item 13. Defaults, Dividend Arrearages and Delinquencies ..............32
     Item 14. Material Modifications to the Rights of
              Security Holders and Use of Proceeds .........................32
     Item 15. Controls and Procedures ......................................32
     Item 16. [Reserved] ...................................................32
     Item 16A. Audit Committee Financial Expert ............................32
     Item 16B. Code of Ethics ..............................................32
     Item 16C. Principal Accountant Fees and Services ......................32
     Item 16D. Exemptions from the Listing Standards for
               Audit Committees.............................................33
     Item 16E. Purchases of Equity Securities by the
               Issuer and Affiliated Purchasers ............................33
Part III
     Item 17. Financial Statements ........................................F-1
     Item 18. Financial Statements ........................................S-1
     Item 19. Exhibits ....................................................S-1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects". The statements of operations data for each of the three years ended December 31, 2001, 2002, and 2003 and selected balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 1999, 2000 and 2001 and selected balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this document.

SELECTED BALANCE SHEET DATA
                                                                       December 31,
                                       ---------------------------------------------------------------------------
                                           2003            2002            2001            2000           1999
                                       ---------------------------------------------------------------------------
Assets
Cash and Cash Deposit                       565,924         277,783         630,868       1,922,925      2,507,017
Prepaid Finance Expenses                     14,475          28,955          43,435          57,915         72,395
Prepaid Insurance                            91,667          83,333          70,000          58,333         70,833
Accounts Receivable                       8,142,307       3,276,523         170,180      10,228,286              0
Vessels                                 128,081,925     134,912,965     141,744,005     148,575,045    155,406,085
                                       ---------------------------------------------------------------------------
Total Assets                            136,896,298     138,579,559     142,658,488     160,842,504    158,056,330
                                       ===========================================================================

Accounts Payable                                  0             996               0               0              0
Accrued expenses                          1,150,000               0               0               0              0
Accrued Interest                             38,322               0               0               0              0
Bank Loan                                30,000,000               0               0               0              0
                                       ---------------------------------------------------------------------------
Total Short-term Liabilities             31,188,322             996               0               0              0
                                       ---------------------------------------------------------------------------

Accrued expenses                                  0       2,016,000         778,000               0              0
Accrued Interest                                  0         215,466          38,666          43,500         77,333
Bank Loan                                         0      30,000,000      30,000,000      30,000,000     30,000,000
                                       ---------------------------------------------------------------------------
Total Long-term Liabilities                       0      32,231,466      30,816,666      30,043,500     30,077,333
                                       ---------------------------------------------------------------------------

Shareholders' Equity
Share Capital                                97,066          97,066          97,066          97,066         97,066
Accumulated Other Comprehensive Loss     (1,150,000)     (2,016,000)       (778,000)              0              0
Other Shareholders Equity               106,760,910     108,266,031     112,522,756     130,701,938    127,881,931
                                       ---------------------------------------------------------------------------
Total Shareholders' Equity              105,707,976     106,347,097     111,841,822     130,799,004    127,978,997
                                       ---------------------------------------------------------------------------
Total Liabilities
and Shareholders' Equity                136,896,298     138,579,559     142,658,488     160,842,504    158,056,330
                                       ===========================================================================

SELECTED STATEMENT OF OPERATIONS DATA
                                                               Year Ended December 31,
                                       -----------------------------------------------------------------------
                                           2003           2002           2001           2000           1999
                                       -----------------------------------------------------------------------
Revenue                                 37,370,756     18,057,989     28,359,568     36,577,262     14,782,500
Ship Broker Commissions                   (184,781)      (184,781)      (184,781)      (185,288)      (184,781)
Mgmt. Fee & Admin. Exp                    (366,421)      (340,381)      (281,406)      (290,791)      (314,004)
Directors Insurance                       (101,666)       (86,667)       (72,333)       (82,500)       (97,500)
Depreciation                            (6,831,040)    (6,831,040)    (6,831,040)    (6,831,040)    (6,831,039)
                                       -----------------------------------------------------------------------
Net Operating Income                    29,886,848     10,615,120     20,990,008     29,187,643      7,355,176
                                       -----------------------------------------------------------------------
Net Financial Items                     (1,786,559)    (1,767,852)    (1,604,532)    (1,518,677)    (1,580,498)
                                       -----------------------------------------------------------------------
Net Profit for the Year                 28,100,289      8,847,268     19,385,476     27,668,966      5,774,678
                                       =======================================================================

Basic Earnings Per Share                      2.89           0.91           2.00           2.85           0.59
Diluted Earnings Per Share                    2.89           0.91           2.00           2.85           0.59
Cash Dividends
  Declared Per Share                          3.05           1.35           3.87           2.56           1.35
Weighted Average Shares Outstanding:
  Basic                                  9,706,606      9,706,606      9,706,606      9,706,606      9,706,606
  Diluted                                9,706,606      9,706,606      9,706,606      9,706,606      9,706,606

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

          The factors affecting the supply and demand for tanker vessels are outside of the Company's control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

          o    demand for oil and oil products;

          o    global and regional economic conditions;

          o    the distance oil and oil products are to be moved by sea; and

          o    changes in seaborne and other transportation patterns.

          The factors that influence the supply of tanker capacity include:

          o    the number of newbuilding deliveries;

          o    the scrapping rate of older vessels; and

          o    the number of vessels that are out of service.

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

THE VALUE OF THE COMPANY'S VESSELS MAY FLUCTUATE AND THE TERMINATION OF THE BP SHIPPING LTD. CHARTERS COULD RESULT IN A LOWER SHARE PRICE

          Tanker values have generally experienced high volatility. Investors can expect the fair market value of the Company's oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of the Company's vessels at the termination of their charters or earlier at the time of their sale. It is very possible that the value of the Company's vessels could be well below both their implied value based on the trading price for the Company's shares and their present market value without the BP Shipping Ltd. charters. While the trading price for the Company's shares depends on many factors, the termination of the BP Shipping Ltd. charters could result in a lower market price for the Company's shares. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels and thereby adversely impact our liquidity. If we determine at any time that a tanker's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

SOME OF OUR VESSELS MAY OPERATE ON A SPOT CHARTER BASIS AND ANY DECREASE IN SPOT CHARTER RATES IN THE FUTURE MAY ADVERSELY AFFECT OUR EARNINGS

          Following the expiration of the BP Shipping Ltd. charters, some of our vessels may operate on a spot charter basis. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs of our spot chartered vessels, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

THE VALUE OF OUR VESSELS MAY FLUCTUATE AND ADVERSELY AFFECT OUR LIQUIDITY AND MAY RESULT IN BREACHES UNDER OUR FINANCIAL ARRANGEMENTS AND SALES OF OUR VESSELS AT A LOSS

          Tanker values have generally experienced high volatility. Investors can expect the fair market value of our Suezmax oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels in the future and thereby adversely impact our liquidity. If we determine at any time that a tanker's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

OUR OPERATING RESULTS MAY FLUCTUATE SEASONALLY AFTER THE EXPIRATION OF THE BP SHIPPING LTD. CHARTERS

          After the expiration of the BP Shipping Ltd. charters, we may operate our tankers in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling.

Company Specific Risk Factors

BECAUSE THE COMPANY'S CHARTERS EXPIRE IN SEPTEMBER 2004, THE COMPANY MAY INCUR ADDITIONAL EXPENSES AND NOT BE ABLE TO RECHARTER THE COMPANY'S VESSELS PROFITABLY

          Each of the Company's charters with BP Shipping Ltd. expires approximately seven years after the date of delivery of each vessel to us, which will be as early as September 2004, unless extended at the option of the charterer for thirty days.

          At the Company's Special Meeting of Shareholders on March 15, 2004, the Company's shareholders decided by vote of approximately 96% of those voting to continue the Company in business. Following termination of the restrictions, the Company will be free under its bye-laws to conduct any business permitted by law on an unrestricted basis. The Board of Directors is currently reviewing the Company's business plan. Replacement charters may include shorter term time charters and employing the vessels on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charters may bring the Company lower charter rates and would likely require the Company to incur greater expenses which may reduce the amounts available, if any, to pay distributions to shareholders.

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

          Future terrorist attacks, such as the attack on the m.t. Limburg in October 2002, may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs after the BP Shipping Ltd. charters expire.

THE COMPANY OPERATES IN THE HIGHLY COMPETITIVE INTERNATIONAL TANKER MARKET AND ITS POSITION COULD BE ADVERSELY AFFECTED BY THE TERMINATION OF THE BP SHIPPING LTD. CHARTERS

          The operation of tanker vessels and transportation of crude and petroleum products and the other businesses in which the Company operates are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of the Company's existing charters with BP Shipping Ltd. the Company is not exposed to the risk associated with this competition. After the termination of the BP Shipping Ltd. charters in September 2004, the Company will have to compete with other tanker owners, including major oil companies as the well as independent tanker companies for charterers. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in the Company's achieving lower revenues from the Company's oil tankers.

COMPLIANCE WITH ENVIRONMENTAL LAWS OR REGULATIONS MAY ADVERSELY AFFECT THE COMPANY'S EARNINGS AND FINANCIAL CONDITIONS

          The shipping industry in general, our business and the operation of our tankers in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

          o the U.S. Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

          o the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

          o the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

          o the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety;

          o the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

          o the U.S. Marine Transportation Security Act of 2002.

          More stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our tankers may be subject to requisition by the government of the flag flown by the tanker without any guarantee of compensation for lost profits. We believe our tankers are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The tankers' operating certificates and licenses are renewed periodically during each tanker's required annual survey. However, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

THE COMPANY MAY NOT HAVE ADEQUATE INSURANCE AFTER THE EXISTING CHARTERS EXPIRE

          There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of attack. Future hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, could affect our trade patterns and adversely affect our operations and our revenues, cash flows and profitability. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the existing charters, BP Shipping Ltd. bears all risks associated with the operation of the Company's vessels including any total loss of one or more vessels. However, the Company cannot assure investors that the Company will adequately insure against all risks after expiration of the existing charters. The Company may not be able to obtain adequate insurance coverage at reasonable rates for the Company's fleet in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

THE COMPANY IS HIGHLY DEPENDENT ON BP SHIPPING LTD. AND BP p.l.c.

          Through the expiration of the existing charters in September 2004, the Company is highly dependent on the due performance by BP Shipping Ltd. of its obligations under the charters and by its guarantor, BP p.l.c. Any failure by BP Shipping Ltd. or BP p.l.c. to perform its obligations could result in enforcement by the Company's lenders of their rights including foreclosing on the mortgages over the vessels and the outstanding capital stock of the Company's subsidiaries, all of which are pledged to the lenders, and all of the subsidiaries' rights in the charters, and the consequent forfeiture of the Company's vessels. The Company's shareholders do not have any recourse against BP Shipping Ltd. or BP p.l.c.

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

INCURRENCE OF EXPENSES OR LIABILITIES MAY REDUCE OR ELIMINATE DISTRIBUTIONS

          The Company has made distributions quarterly since September 1997, in an aggregate amount equal to the charterhire received from BP Shipping Ltd. less the Company's cash expenses and less any reserves required in respect of any contingent liabilities. It is possible that the Company could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. In particular, toward the end of the term of the charters in September 2004, the Company is likely to have additional expenses and may have to set aside amounts for future payments of interest. The Company's loan agreements prohibit the declaration and payment of dividends if the Company is in default under them. In addition, the declaration and payment of dividends is subject at all times to the discretion of the Company's Board. The Company cannot assure you that the Company will pay dividends at rates previously paid or at all.

THE COMPANY HAS A LIMITED BUSINESS PURPOSE WHICH LIMITS ITS FLEXIBILITY

          The Company's bye-laws limit the Company's business to engaging in the acquisition, disposition, ownership, leasing and chartering of the Company's three Suezmax oil tankers. During the terms of the Company's charters with BP Shipping Ltd. the Company expects that the only source of operating revenue from which the Company may pay distributions will be from these charters. Upon expiration of the existing charters to B.P. Shipping Ltd. these limits on the Company's activities will automatically lapse, allowing the Company to engage in standard activities of ship owning and operating companies, including changing the vessel's flag or registry, or acquiring additional vessels and chartering those vessels out on time or voyage charters.

ARRESTS OF OUR TANKERS BY MARITIME CLAIMANTS COULD CAUSE A SIGNIFICANT LOSS OF EARNINGS FOR THE RELATED OFF HIRE PERIOD

          Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our tankers could result in a significant loss of earnings for the related off-hire period.

          In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us, any of our tankers for liabilities of other vessels that we own.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

          Nordic American Tanker Shipping Limited (the "Company") was incorporated on June 12, 1995, under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring, disposing, owning, leasing, and chartering three double hull Suezmax oil tankers (the "Vessels"). The principal executive offices of the Company are located at Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda, telephone number (441) 298-3207.

          Pursuant to an agreement (the "Management Agreement") between the Company and its Manager, Scandic American Shipping Ltd. (the "Manager"), the Manager provides certain management, administrative and advisory services to the Company. (See below under "Management".)

B. BUSINESS OVERVIEW

Vessels Owned by the Company

     Each of the Company's Vessels is a 1997 built, 151,459 deadweight tonne double hull Suezmax oil tanker. The purchase price of each Vessel was approximately $56.9 million. The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts"). The Vessels were built at Samsung Heavy Industries Co. Ltd. in South Korea.

     Each Vessel is registered in the Isle of Man and flies the British flag.

Chartering Operations Commenced on September 30, 1997

     Each Vessel is chartered to BP Shipping Ltd. (the "Charterer") pursuant to separate "hell and high water" bareboat charters (the "Charters"). The initial term of the Charters is from September 30, 1997 and will end approximately seven years from that date, subject to extension at the option of the Charterer for up to seven successive one-year periods. BP Shipping the charterer of the Company's three Suezmax tankers, has not delivered notice of exercise of its options to extend the charters. Accordingly, the existing charters will terminate on October 1, 2004, subject to a redelivery window for the Vessels of between September 1, 2004 and November 1, 2004. The Company's dividend policy is to pay dividends to the shareholders in amounts substantially equal to the amounts received by it under the Charters, less expenses. In 2003, a portion of these dividends was considered return of capital for United States federal income tax purposes.

     The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel"). In 2003, the Company received Additional Hire for all four quarters.

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

     At the annual general meeting of the company on May 30, 2003 it was decided to novate the management agreement from Ugland Nordic Shipping AS to Scandic American Shipping Ltd.

     On October 1, 2003 the Company announced that BP Shipping Ltd. did not exercise its option to extend the charters for all three Vessels. Under the Company`s Bye-Laws, the Company was obligated to call a special meeting of shareholders no later than April 1, 2004, to consider a proposal to sell the Vessels and distribute the net proceeds to shareholders or to assess other alternatives. At the Company's Special Meeting of Shareholders on March 15, 2004, the Company's shareholders decided by vote of approximately 96% of those voting to continue the Company in business. However, as the quorum was not sufficient to amend the Company's bye-laws, the restrictions on the Company's business activities will continue to expire on the termination of the Charters on October 1, 2004 (subject to possible extensions of up to 30 days at the Charterer's option). Following termination of the restrictions, the Company will be free under its bye-laws to conduct any business permitted by law on an unrestricted basis. The Board of Directors is currently reviewing the Company's business plan. Management obtained in 2004 an extension of the Den norske Bank loan in the amount of $30 million to October 1, 2007, when the principal will be payable in full. Interest on the loan, as extended, will be payable at the floating rate of LIBOR + 0.7%.

     On May 10, 2004, the Company announced that it has entered into a bareboat charter with Gulf Navigation Company LLC of Dubai, U.A.E. for one of its Vessels as of the expiration of its Charter. The five-year bareboat charter agreement, with two optional one-year extensions, provides for a bareboat charter rate of $17,325 per day for the Vessel.

Management

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

          For its services under the Management Agreement, the Company pays Scandic a fee at the annual rate of $250,000. Scandic pays, on behalf of the Company, the Company's expenses, including the Company's directors' fees and expenses; provided, however, that manager is not liable to pay, and the Company will pay from its own funds, (i) all expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with (A) any litigation commenced by or against the Company, (B) any investigation by any governmental, regulatory or self-regulatory authority involving the Company,
(ii) all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance and (iii) brokerage commissions payable by the Company on the gross charter hire received in connection with the charters. Costs associated with the expiry of the three BP Charters, and the conversion of the Company into an operating company, are also defrayed by the Company.

          The Company will defend, indemnify and save Scandic and its affiliates (other than the Company and any subsidiaries), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by Scandic or any such affiliates based upon a claim by or liability to a third party arising out of the operation of the Company's business, unless due to the negligence or willful misconduct of Scandic or such affiliates.

          The current Management Agreement provides that if, upon expiration of a charter, the Company undertakes any operational responsibilities with respect to such Vessel and requests Scandic to perform any of such responsibilities on the Company's behalf, the parties shall negotiate the terms of such responsibilities and renegotiate the fee and expense provisions set forth in the Management Agreement. If the parties are unable to reach agreement on such points, either party may terminate the Management Agreement on thirty (30) days' notice to the other party. The Company expects to renegotiate the Management Agreement in view of the expected termination of the charters in September 2004 and the increased services that Scandic is expected to provide to the Company.

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

          In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) ULCC-size range of approximately 320,000 to 450,000 dwt; (ii) VLCC-size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 60,000 to 70,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

          The tanker market in general was depressed through the second half of 1998 and 1999 as a result of lower volumes of oil transported due to cuts in oil production by OPEC. A high proportion of the OPEC cuts were taken by the Middle East producers which account for the long-haul crude. The cut in long-haul crude resulted in decreased transportation demand. At the beginning of the year 2000 the Suezmax market started to improve, backed by increasing OPEC production and the fact that scrapping of older tonnage in the weak 1999 market brought demand and supply of transportation capacity closer to a balance. A high-profile oil-spill off the coast of France in late 1999 created strong public and political pressure for stricter requirements on tankers. The result was an increased demand for modern quality tonnage as many leading charterers reduced their use of older tonnage. OPEC increased output on several occasions in 2000 in response to oil demand and the demand for tonnage grew through the year with gradually higher charter rates and, in the last quarter of 2000, the highest average Suezmax rates paid since the early 1970s. The charter rates have dropped in the beginning of 2001, compared to the highs of end 2000. Market rates which are used to determine additional hire decreased in 2001. The decrease was driven by OPEC oil production decreases and a slow down in the world economy. The rates continued to decrease through the first three quarters of 2002. Market rates began increasing during the fourth quarter due to, among other things, a strike in the Venezuelan oil industry. As a result of the strike, the United States was forced to import oil from the Arabian Gulf and West Africa.

          The longer transportation requirements and increased demand for oil has led to a strong tanker market which has continued into 2003. A cold winter and switching of fuels from nuclear power to oil in Japan and from natural gas to oil in the United States contributed the strong tanker market in the first half of 2003. An increasing OPEC output a continued rise in oil exports from Russia and significant congestion problems out of the Black Seas were the main drivers behind the strong Suezmax market in the fourth quarter of 2003. Despite heavy deliveries of Suezmax new buildings in 2003, the fleet growth in this segment was modest due to a sharp shift in combined carriers' employment from oil trades to dry trades.

Vessel Values

          Tanker values have generally experienced high volatility. The fair market value of oil tankers, including the Vessels, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of the Vessels at the termination of their respective charters or earlier at the time of their sale.

Loss and Liability Insurance

          There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The United States Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market and has also caused insurers to consider reducing available liability coverage. Pursuant to the Charters, the Charterer will bear all risks associated with the operation of the Vessels, including, without limitation, any total loss of one or more Vessels. The Charterer will also indemnify the Company, and BP p.l.c. (as the guarantor of the obligations of the Charterer) has agreed to guarantee such obligation, for all liabilities arising prior to and during the term of the Charters in connection with the chartering and operation of the Vessels, including, under environmental protection laws and regulations, other than liabilities arising out of the gross negligence or willful misconduct of the Company.

          The Charterer is entitled to self-insure the marine (hull and machinery) and war risk on each Vessel. In event of loss, following full payments of charterhire under the Charter's "hell and high water" provisions, a lump sum payment will be made to the Company on expiration of a Charter, based upon three independent shipbrokers' evaluations of fair market values of similar vessels at the expiry of the Charter.

          Under the Charters, the Charterer has obtained protection and indemnity insurance (P&I) coverage. When the Charters expire, it is expected that the three Vessels will be entered into one of the international P&I clubs that is a member of the International Group of P&I Associations.

          Following the expiration of the Charters, expect with respect to any Vessel on bareboat charter, the Company will bear the risks of operating the Vessels and will be responsible for all insurance the Vessels.

Environmental and Other Regulations

          The operation of the Vessels are affected by environmental protection laws and other regulations. Such laws and regulations are subject to extensive and material changes. Compliance with such laws and regulations may entail significant expenses, including expenses for ship modifications and changes in operating procedures. Although all such expenses are payable by the Charterer during the term of the Charters, such expenses could have an adverse effect on the Company at any time after the expiration or termination of a Charter or in the event the Charterer and BP p.l.c. (as the guarantor of the obligations of the Charterer) fail to make any such payment, creating significant additional expenses for the Company in such event.

Environmental Regulation--OPA/CERCLA

          The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances (other than oil) whether on land or at sea.

          Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include natural resources damages and related assessment costs, real and personal property damages, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill, such as protection from fire, safety or health hazards. OPA limits the strict liability of owners, operators and charterers by demise (i.e., bareboat charterers) of vessels (the "Responsible Parties") to the greater of $1,200 per gross ton or $10 million per tanker over 3,000 gross tons (subject to possible adjustment for inflation) for removal costs and damages that result from a discharge of oil. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

          CERCLA, which applies to owners and operators of vessels, contains a liability regime similar to OPA and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits do not apply, however, if the discharge is caused by gross negligence or willful misconduct, or the violation of an applicable U.S. federal safety, construction or operating regulation by a Responsible Party. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

          OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. The protection and indemnity associations ("P&I Associations"), which have historically provided shipowners and operators financial assurance, have refused to furnish evidence of insurance to Responsible Parties and therefore, Responsible Parties have had to obtain financial assurance from other sources at additional cost. While the Charterer will be responsible for compliance during the term of the Charters, the inability of the Company to comply with these regulations following the expiration or termination of the Charters would have an adverse effect on the Company's business and results of operations.

          Under OPA, with limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or unloading with the aid of another vessel, a process referred to as "lightering", within authorized lightering zones more than 60 miles off-shore.

          OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

          o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

          o describe crew training and drills; and

          o identify a qualified individual with full authority to implement removal actions.

          Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. During the term of the Charters, the Charterer is responsible for ensuring our Vessels comply with any additional regulations.

Environmental Regulation--IMO

          The International Maritime Organization, an agency of the United Nations, or IMO, has adopted regulations that are designed to reduce oil pollution in international waters. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

          o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading, which means that they are loaded in such a way that if the hull is breached, water flows into the tanker, displacing oil upwards instead of into the sea;

          o 30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction.

Also under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

          o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

          o commences a major conversion or has its keel laid on or after January 6, 1994; or

          o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

          The IMO recently adopted regulations that require the phase-out of most single hull tankers by 2015 or earlier, depending on the age of the vessel and whether or not it complies with requirements for protectively located segregated ballast tanks. Under these new regulations, which became effective in September 2002, the maximum permissible age for tankers after 2007 will be 26 years. The new regulations also provide for increased inspection and verification requirements. However, as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. All of our Vessels are double hull tankers that were built in 1997 or later.

          The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI is expected to be ratified during 2004, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The Company is formulating a plan to comply with the Annex VI regulations once they come into effect and upon termination of the Charters. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business and operations following the expiration or termination of the Charters.

          The operation of the Vessels is also affected by the requirements set forth in the IMO's International Safety Management Code, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop an extensive "Safety Management System", which includes policy statements, manuals, standard procedures and lines of communication for operating its vessels safely and describing procedures for responding to emergencies.

          The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code.

          Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected vessels and may result in a vessels's denial of access to, or detention in, some ports. Both the U.S. Coast Guard and the European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be. Although compliance with the ISM Code is the responsibility of the Charterer during the term of the Charters, the Company would become primarily responsible for compliance with the ISM Code if the Charterer were to default in its obligations under the Charter.

          The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers. As a result of the oil spill in November 2002 from the loss of the M.T. Prestige, it is likely that more stringent maritime safety rules will be imposed by the IMO and other regulatory agencies in the future. The M.T. Prestige was a 26 year old single hulled tanker owned and operated by a company that is not affiliated with us.

Environmental Regulation--Other

          Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $938 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $133.4 million. The current maximum amount is approximately $81.2 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 2, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention.

          In July 2003, in response to the M.T. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the M.T. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

          In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

Vessel Security Regulations

          Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

          o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

          o on-board installation of ship security alert systems;

          o the development of vessel security plans; and

          o compliance with flag state security certification requirements.

          The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. During the term of the Charters, the Charterer will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

          Every commercial vessel's hull and machinery is "classed" by a classification society authorised by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a member. Our vessels have all been certified as "in class". Each vessel is inspected by a surveyor of the classification society every year, every two and a half years and every four to five years. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed.

Competition

          The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     The Company owns three modern double hull 151,459 deadweight tonne Suezmax tankers, or the Vessels, which were delivered in the last half of 1997. The Vessels were built at Samsung Heavy Industries Ltd. in South Korea.

     The contracts with BP Shipping commenced on October 1, 1997 and will terminate on October 1, 2004, subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004. During the term of each Charter the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (time charter equivalent of $22,000 per day), payable quarterly in advance and (ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

Critical Accounting Policies

Long-lived assets

A significant part of the Company's total assets consists of the Vessels. The oil tanker market is highly cyclical and the useful lives of the Vessels are dependent on factors, such as future market demand for oil and future market supply of tanker capacity.

Depreciable lives

Management uses considerable judgment when establishing the depreciable lives of the Vessels. In order to estimate useful lives of the Vessels, Management must make assumptions about future market conditions in the oil tanker market. The Company considers the establishment of depreciable lives to be a critical accounting estimate.

Impairment

The Vessels are evaluated for impairment whenever indicators of impairment exist. When an impairment indicator is present, the Company must evaluate whether the carrying amounts of the Vessels are recoverable. If an impairment test is warranted, we assess whether the undiscounted cash flows expected to be generated by our long-lived assets exceed their carrying value. If this assessment indicates that the long-lived assets are impaired, the assets are written down to their fair value. These assessments are based on our judgment, which includes the estimate of future cash flows from long-lived assets.

A. OPERATING RESULTS

     The Company's revenues from charterhire for 2003 increased 106.9% from 2002 to $37,370,756 or $34,129 per day per Vessel (time charter equivalent of $42,628 per day per Vessel). Charterhire revenue for 2003 was derived from Base Hire of $14,782,500 ($13,500 per day per Vessel) and Additional Hire of $22,588,256 ($20,629 per day per Vessel).

     Market rates which are used to determine additional hire increased significantly in 2003. The strong tanker market was driven by very cold weather at start of the year combined with very high natural gas prices in North America. Strong demand increases in China alongside economic recovery in the United States supported the growth in oil demand throughout the year. Additional hire by quarter, as determined by the Brokers Panel was $22,588,256 for the first through the fourth quarters of 2003 respectively. Charterhire per day per Vessel (time charter equivalent) for each quarter of 2003 was $57,756, $38,291, $23,243 and $51,501 per day per Vessel, respectively.

     Comparatively, Base Hire in 2002 and 2001 was $14,782,500 ($13,500 per day per Vessel) for each year. Additional Hire was $3,275,489 and $13,577,068 in 2001.

     Management, insurance and administrative costs ("MI&A") for 2003, 2002 and 2001 were $652,868, $611,829 and $538,520 respectively. The Company's MI&A for all three years consisted of ship brokers commissions of approximately $185,000 and management fees of $250,000 which are fixed. The increase in costs of $41,039 from 2002 to 2003 is mainly due to higher insurance costs and attorney fees. Depreciation expense approximated $6,831,040 for each of the three years.

B. Liquidity and Capital Resources

     The Company's cash flows are primarily from charter hire revenue.

     Cash flows provided by operating activities increased in 2003 to $29,893,551 due primarily to the increase in net profit and an increase in accounts receivable due to additional hire awarded in 4th quarter.

     Cash flow used in financing activities increased 126% to $29,605,408 due to the increase in dividends paid during the year.

     There were no cash flows from investing activities during the year.

     Due to the nature of the business, cash flows have been predictable with the exception of additional charter hire to be awarded, if any. However, with the expiration of the Charters with BP Shipping Ltd., the Company will be exposed to the international tanker charter spot market, which historically has been quite volatile. On May 10, 2004, the Company announced that it has entered into a bareboat charter with Gulf Navigation Company LLC of Dubai, U.A.E. for one of its vessels as of the expiration of its Charter. The five-year bareboat charter agreement, with two optional one-year extensions, provides for a bareboat charter rate of $17,325 per day for the vessel. However, the Company does not expect that both of its remaining vessels will be placed on fixed rate charters following termination of the Charters with BP.

     The Company expects that cash from charter hire will be sufficient to meet operational requirements in 2004. Management has obtained an extension of the $30 million Den norske Bank loan to October 1, 2007, when it will be payable in full. Interest on the loan, as extended, will be payable at the floating rate of LIBOR + 0.7%.

Long-Term Debt and Repurchase of Common Stock

     In 1998, the Company borrowed $30.0 million from Den norske Bank ASA, Oslo, Norway, or DnB, to finance the repurchase of 2,107,244 shares through a "Dutch Auction" self-tender offer at a price of $12.50 per Share. The total purchase price of the Shares including the costs associated with the transaction was $27.1 million. On May 12, 1999, the General Shareholders Meeting approved the remaining proceeds being utilized to increase the quarterly dividends. Management has obtained an extension of the Den norske Bank loan to October 1, 2007, when it will be payable in full. Interest on the loan, as extended, will be payable at the floating rate of LIBOR + 0.7%.

     An important objective of the repurchase of Shares was to increase the Company's cash distribution to shareholders while the Vessels are on charter to the Charterer. While the Vessels are on charter, the minimum cash distribution per Share (assuming receipt of Base Hire and no increase of expenses) has increased by $0.15, from $1.20 to $1.35 per year, an increase of 12.5%. There is no guarantee that this level can be maintained following termination of the Charters.

     The Company has entered into an interest swap agreement with DnB, as a result of which the Company pays a fixed interest on the Loan of 5.80% per annum for the next two years. The swap agreement terminates during the fourth quarter of the year 2004.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

          Not applicable

D. TREND INFORMATION

          The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company - Business Overview - Industry Conditions.

          According to preliminary data from industry sources, which the Company has not verified, there was a marginal increase in global oil demand. OPEC production, which has a significant impact on demand for Suezmax tankers, increased in the fourth quarter of 2003. With the strong market continuing in the first quarter of 2004, OPEC supply in the first half of 2004 was higher than the corresponding period of 2003; however, a cut in production by OPEC in the second half of 2004 could outweigh the strong market in the first half of 2004.

E. OFF BALANCE SHEET ARRANGEMENTS

          Not applicable

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                  Payments due by Period
Contractual Obligation (in                   Less than    1-3        3-5       more than
thousands)                        Total       1 years    years      years        5 years
                               -----------   ---------   -----   -----------   ----------
Long-Term Debt Obligations     $30,000,000   $    0.00   $0.00   $30,000,000   $    0.00
Total                          $30,000,000   $    0.00   $0.00   $30,000,000   $    0.00

     The Company does not have contractual obligations or commercial commitments except long-term debt as described above. The loan with DnB has been extended to the fourth quarter of 2007.

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

                                            The Company

     Name                                      Age       Position
     ------------------------------------------------------------

     Peter Bubenzer                            49        Secretary
     Hon. Sir David Gibbons                    76        Director
     Herbjorn Hansson                          56        Director and President
     George C. Lodge                           76        Director
     Andreas Ove Ugland                        49        Director
     Torbjorn Gladso                           56        Director
     Rolf Amundsen                             59        Chief Financial Officer

     Certain biographical information with respect to each director and executive officer of the Company is set forth below.

          Herbjorn Hansson has been President and Chief Executive Officer of the Company since July 1995. He is a major shareholder and Deputy Chairman of Scandic American Shipping Ltd. ("Scandic"), the Company's manager. He has been President and Chief Executive Officer of Ugland Nordic Shipping ASA (the "Former Manager"), the Company's previous manager, since September 1993. Mr. Hansson has served as a director of the Company since July 1995 and as a director of the Former Manager, since its organization in June 1989. Mr. Hansson served as the Chairman of the Board of the Former Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Tanker Owners and independent operators, from 1975-1980. He was an officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988. Mr. Hanson has an M.B.A. from The Norwegian School of Economic and Business Administration and further education from Harvard Business School.

          Sir David Gibbons has been a director of the Company since September1995. Sir David served as the Prime Minister of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954.

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

          Torbjorn Gladso has been a director of the Company since October 2003. Mr. Gladso is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange.

          Rolf Amundsen was appointed Chief Financial Officer by the Board of Directors on June 10, 2004, and has served as the investor relation officer since the beginning of 2004. He has an MBA in economics and business administration, and his entire career has been in international banking. Mr. Amundsen served as the chief executive officer of a Nordic investment bank for many years.

B. COMPENSATION

     Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $80,000 per annum. Accordingly, from the inception of the Company through December 31, 2003, the directors of the Company have not been paid by the Company any amount for services rendered by them to the Company in any capacity.

C. BOARD PRACTICES

          The members of the Company's board of directors serves until the next annual general meeting following his or her election to the board. The members of the current board of directors were elected at the annual general meeting held on May 30, 2003. The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Messrs. Glads0 and Lodge. Mr. Glads0 serves as the audit committee financial expert. The members of the Audit Committee do not receive remuneration in this capacity. Under the Audit Committee Charter, the audit committee provides assistance to the Company's board of directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee is required under its Charter to, among other duties, recommend to the Company's board of directors the independent auditors to be selected to audit the financial statements of the Company; meet with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; review with the independent auditors, the Company's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and review the financial statements contained in the annual report to shareholders with management and the independent auditors.

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

Title                  Identity of Person             No. of Shares   % of Class

Common                 Herbjorn Hansson                     *             <1%
                       Peter Bubenzer                       *             <1%
                       Hon. Sir David Gibbons               *             <1%
                       Thorbjorn Gladso                     *             <1%
                       George C. Lodge                      *             <1%
                       Andreas Ove Ugland                   *             <1%
                       Rolf Amundsen                        *             <1%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

          The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person.

          The Company is not aware of any person who owns more than 5 per cent of the Company's outstanding Common Shares as of May 31, 2004. According to a
Schedule 13D/A filed on behalf of Ugland Nordic Shipping ASA, on January 15, 2004, the ownership of the Company's common shares by Ugland, which is wholly-owned by Teekay Shipping Corporation, decreased from 10.31% to below 5% during the fiscal year 2003.

B. RELATED PARTY TRANSACTIONS

     Since May 30, 2003, Scandic, which is owned by Messrs. Ugland and Hansson, has been party to the Management Agreement with the Company, pursuant to which it is entitled to a management fee of $250,000 per annum. The Company expects to renegotiate the Management Agreement in view of the expected termination of the Charters in September, 2004 and the increased services that Scandic is expected to provide to the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

Legal Proceedings

     To the best of the Company's knowledge, is not currently involved in any legal or arbitration proceedings that would have a significant effect on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities. Dividend Policy

     Total dividend paid out in 2003 was $29,605,410 or $3.05 per Share. The dividend payments per share in 1997, 1998, 1999, 2000, 2001,2002 and 2003 have been as follows:

Period                       1997    1998   1999   2000   2001   2002   2003
----------------------------------------------------------------------------
1st Quarter                          0.40   0.32   0.34   1.41   0.36   0.63
2nd Quarter                          0.41   0.32   0.45   1.19   0.34   1.27
3rd Quarter                          0.32   0.35   0.67   0.72   0.33   0.78
4th Quarter                   0.30   0.30   0.36   1.10   0.55   0.32   0.37
----------------------------------------------------------------------------
Total USD                     0.30   1.43   1.35   2.56   3.87   1.35   3.05
----------------------------------------------------------------------------

The Company declared a dividend of $1.15 per share for the first quarter of 2004. The dividend of $1.15 was paid to Shareholders in February 2004. In addition, the Company declared a dividend of $1.70 per share for the second quarter of 2004, which was paid to Shareholders in May 2004.

B. SIGNIFICANT CHANGES

     Not applicable

ITEM 9. THE OFFER AND LISTING

     Not applicable except for Item 9.A.4. and Item 9.C

     The primary trading market for the Shares is the American Stock Exchange (the "AMEX"), on which the Shares are listed under the symbol NAT. The secondary trading market for the Shares is the Oslo Stock Exchange (the "OSE") also with the symbol NAT. The following tables set forth the high and low prices for the Shares for each year indicated below, for each quarter indicated below and for the six months ended April 30, 2004, as reported by the American Stock Exchange and the Oslo Stock Exchange:

                                   AMEX   AMEX            OSE             OSE
                                   LOW    HIGH            LOW             HIGH

For the year:
         1999                    $ 9.63   $12.50     NOK   94.00     NOK   95.00
         2000                    $10.13   $23.44     NOK   90.00     NOK  212.00
         2001                    $13.00   $22.88     NOK  125.00     NOK  215.00
         2002                    $ 9.86   $16.55     NOK   90.00     NOK  145.00
         2003                    $11.25   $16.89     NOK   90.00     NOK  125.00

The high and low bid prices for the Shares by quarter, in 2002 and 2003 are as follows:

                                   AMEX   AMEX            OSE             OSE
                                   LOW    HIGH            LOW             HIGH
For the quarter ended:
March 31, 2002                   $12.95   $15.50   NOK 127.00      NOK 140.00
June 30, 2002                    $13.50   $16.55   NOK 122.00      NOK 145.00
September 30, 2002               $ 9.86   $14.25   NOK  90.00      NOK 135.00
December 31, 2002                $10.11   $13.82   NOK  90.00      NOK 100.00
March 31, 2003                   $12.62   $14.65   NOK  70.00      NOK 101.00
June 30, 2003                    $13.00   $16.89   NOK 102.00      NOK 125.00
September 30, 2003               $13.10   $15.80   NOK  95.00      NOK 112.50
December 31, 2003                $11.25   $15.45   NOK  90.00      NOK 106.00

                                   AMEX   AMEX            OSE             OSE
                                   LOW    HIGH            LOW             HIGH
For the months:

December, 2003                   $15.45   $13.25     NOK  95.50      NOK  106.00
January, 2004                    $20.00   $15.00     NOK  116.50     NOK  144.50
February, 2004                   $19.34   $16.10     NOK  115.00     NOK  130.00
March, 2004                      $27.10   $19.14     NOK  133.00     NOK  179.00
April, 2004                      $29.00   $21.93     NOK  160.00     NOK  198.00
May, 2004                        $21.25   $12.75     NOK  170.00     NOK  178.00

These bid quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions. On December 31, 2003, the closing price of the Shares as quoted on the AMEX was $15.05, and as quoted on the OSE was NOK 103.00. On such date, there were 9,706,606 Shares issued and outstanding.

C. MARKETS

     The primary trading market for the Shares is the American Stock Exchange, on which the Shares are listed under the symbol "NAT". The secondary trading market for the Shares is the Oslo Stock Exchange also with the symbol "NAT".

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

          Upon expiration of the BP Charters, the abovementioned limitations will be automatically removed.

     The following sections of the Company's Registration Statement on Form F-3 (Registration No. 333-7536), including amendments thereto, filed with the Securities and Exchange Commission on August 29, 1997, are hereby incorporated by reference:

          1.   Dividend Policy (p.22); and
          2.   Description of Capital Stock (p.54).

C. MATERIAL CONTRACTS

     On May 30, 2003, the Company's shareholders approved a novation agreement by which the Management Agreement was novated from UNS to Scandic. Otherwise, the Company has not entered into any material contracts outside the ordinary course of business during the past three years.

D. EXCHANGE CONTROLS

          The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue of the Common Shares was obtained prior to the offering thereof.

          The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of Common Shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of Common Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972.

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

F.   DIVIDENDS AND PAYING AGENTS

     Not Applicable

G.   STATEMENT BY EXPERTS

     Not Applicable

H.   DOCUMENTS ON DISPLAY

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices located at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1
(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Canon's Court, 22 Victoria Street, Hamilton HM EX Bermuda.

     BP p.l.c, the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-F (File No. 005-42076) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's long-term borrowings, or the Loan.

     The Company's borrowings under the Loan at December 31, 2002 of $30,000,000 bear interest at a variable rate which is reset semi-annually based on the underlying London interbank offer rate (LIBOR). Interest payments are made semi-annually. The fair value of the Loan at December 31, 2002 is equal to its carrying amount at the same date. Management has obtained an extension of the loan to October 1, 2007, when the principal will be due in full. Interest on the loan, as extended, will be payable at the floating rate of LIBOR + 0.7%.

     The Company has entered into an interest rate swap transaction to hedge the interest rate variability on the Loan. The swap has a notional amount equal to the outstanding principal of the Loan and expires on the same date. At December 31, 2003, the pay-fixed interest rate of the swap was 5.275% and the receive-variable rate was 1.40%. Periodic cash settlements under the swap agreement occur semi-annually on dates matching those of the interest payments under the Loan. The swap had a negative fair value of $1,150,000 at December 31, 2003 determined by calculating the cost of entering into an interest rate swap to offset the existing interest rate swap. The swap agreement terminates in the fourth quarter of the year 2004.

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

          As of December 31, 2003, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including Mr. Herbjorn Hansson, acting as of that date as the Company's Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  N/A

(c)  N/A

(d)  Changes in internal control over financial reporting

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          The Board of Directors has determined that Mr. Torbjorn Gladso is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS.

          The Company is currently considering whether to adopt a code of ethics described under this Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)  Audit Fees

          The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

FISCAL YEAR ENDED DECEMBER 31, 2003                                      $13,500
FISCAL YEAR ENDED DECEMBER 31, 2002                                      $12,000

(b)  Audit-Related Fees

          Not Applicable.

(c)  Tax Fees

          The following table sets forth for the two most recent years, the aggregrate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for corporate income tax compliance services.

FISCAL YEAR ENDED DECEMBER 31, 2003                                      $21,950
FISCAL YEAR ENDED DECEMBER 31, 2002                                       $3,156

(d)  All Other Fees

         Not applicable.

(e)  Audit Committee's Pre-Approval Policies and Procedures

          (1) The Company's Audit Committee does not have pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X because these policies and procedures are not applicable to the Company as a foreign private issuer until 2005 at the earliest.

          (2) Not applicable.

(f)  Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

          Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     See pages F-1 through F-11

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS.
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                               F-2

FINANCIAL STATEMENTS

Balance Sheets                                                             F-3

Statements of Operations                                                   F-4

Statements of Cash Flows                                                   F-4

Statements of Shareholders' Equity                                         F-5

Notes to Financial Statements                                              F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Nordic American Tanker Shipping Ltd
Bermuda


We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2003 and 2002 and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material Respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Oslo, Norway, June 29, 2004


Deloitte Statsautoriserte Revisorer AS

BALANCE SHEET AT DECEMBER 31,
(all figures in USD)

ASSETS                                                 2003            2002
                                                   ------------    ------------
Current assets

Cash and cash equivalents              Note 1           565,924         277,783
Accounts receivables                                  8,142,307       3,276,523
Prepaid finance costs                  Note 6            14,475          28,955
Prepaid insurance                                        91,667          83,333
                                                   ------------    ------------
Total current assets                                  8,814,373       3,666,594
                                                   ------------    ------------

Long term assets

Vessels                                Note 4       128,081,925     134,912,965
                                                   ------------    ------------
TOTAL ASSETS                                        136,896,298     138,579,559
                                                   ------------    ------------

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities                                        2003            2002
                                                   ------------    ------------

Accounts payables                                            --             996
Accrued interest                       Note 6            38,322         215,466
Derivative contract                    Note 7, 8      1,150,000              --
Current portion of long-term debt      Note 6, 8     30,000,000              --
                                                   ------------    ------------
Total Current liabilities                            31,188,322         216,462
                                                   ------------    ------------

Long-term liabilities

Derivative contract                    Note 7, 8             --       2,016,000
Long-term debt                         Note 6, 8             --      30,000,000
                                                   ------------    ------------
Total Long-term liabilities                                  --      32,016,000
                                                   ------------    ------------

Shareholders' Equity

Common stock                           Note 7            97,066          97,066
Additional paid-in capital             Note 7       144,395,866     144,395,866
Accumulated deficit                    Note 7       (37,634,956)    (36,129,835)
Accumulated other comprehensive loss   Note 7, 8     (1,150,000)     (2,016,000)
                                                   ------------    ------------
Total Shareholders' Equity                          105,707,976     106,347,097
                                                   ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY           136,896,298     138,579,559
                                                   ------------    ------------

        The footnotes are an integral part of these financial statements

STATEMENTS OF OPERATIONS
(all figures in USD)                                 Year Ended December 31,
                                            -----------------------------------------
                                    Notes       2003           2002           2001
                                    -----   -----------------------------------------
Operating Revenue                    1, 3    37,370,756     18,057,989     28,359,568
Ship Broker Commissions                        (184,781)      (184,781)      (184,781)
Administrative Expenses              2, 5      (468,087)      (427,048)      (353,739)
Depreciation                          4      (6,831,040)    (6,831,040)    (6,831,040)
                                            -----------------------------------------
Net Operating Income                         29,886,848     10,615,120     20,990,008
                                            -----------------------------------------
Interest Income                                  26,462         21,409        189,244
Interest Expense                      6      (1,797,981)    (1,764,424)    (1,769,000)
Other Financial Charges                         (15,040)       (24,837)       (24,776)
                                            -----------------------------------------
Net Financial Items                   6      (1,786,559)    (1,767,852)    (1,604,532)
                                            -----------------------------------------
Net Profit before tax                        28,100,289      8,847,268     19,385,476
                                            -----------------------------------------

Tax Expense                                           0              0              0
                                            -----------------------------------------
Net Profit for the Year                      28,100,289      8,847,268     19,385,476
                                            =========================================

Basic and Diluted Earnings per Share               2.89           0.91           2.00
Weighted Average Number of
  Shares Outstanding                          9,706,606      9,706,606      9,706,606

STATEMENTS OF CASH FLOWS
(all figures in USD)
                                                           Year Ended December 31,
                                                  -----------------------------------------
                                                      2003           2002           2001
-----------------------------------------------   -----------    -----------    -----------
Net Profit                                         28,100,289      8,847,268     19,385,476
Reconciliation of Net Profit to Net Cash from
Operating Activities
Depreciation                                        6,831,040      6,831,040      6,831,040
Amortization of prepaid finance costs                  14,480         14,480         14,480
Increase (decrease) in receivables and payables    (5,052,258)    (2,941,880)    10,041,605
                                                  -----------    -----------    -----------
Net Cash from Operating Activities                 29,893,551     12,750,908     36,272,600
                                                  -----------    -----------    -----------

Financing Activities
Dividends paid                                    (29,605,410)   (13,103,993)   (37,564,658)
                                                  -----------    -----------    -----------
Net Cash from Financing Activities                (29,605,410)   (13,103,993)   (37,564,658)
                                                  -----------    -----------    -----------
Net increase (decrease) in cash and cash
equivalents                                           288,141       (353,085)    (1,292,058)
                                                  -----------    -----------    -----------
Beginning Cash and Cash Equivalents                   277,783        630,868      1,922,925
                                                  -----------    -----------    -----------
Ending Cash and Cash Equivalents                      565,924        277,783        630,867
                                                  -----------    -----------    -----------

Cash Paid for Interest                              1,975,125      1,587,622      1,773,834
                                                  -----------    -----------    -----------

        The footnotes are an integral part of these financial statements

STATEMENTS OF SHAREHOLDERS' EQUITY
(all figures in USD)
                                                                            Accumulated
                                              Additional                       other           Total           Total
                                   Common      paid-in       Retained      comprehensive   Shareholders'   comprehensive
                                   stock       capital       earnings           loss           Equity          income
------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.00                97,066    144,395,866    (13,693,928)             --     130,799,004
-------------------------------------------------------------------------------------------------------
Net profit                                                   19,385,476                      19,385,476      19,385,476

Cumulative effect of
change in accounting
for derivative
instruments                                                                     618,094         618,094         618,094

Unrealized loss on
derivative instruments                                                       (1,656,146)     (1,656,146)     (1,656,146)

Adjustment for losses
on derivatives
reclassified to earnings                                                        260,052         260,052         260,052
                                                                                                           ------------

Total comprehensive income                                                                                   18,607,476
                                                                                                           ------------
Dividends paid                                              (37,564,658)                    (37,564,658)
--------------------------------------------------------------------------------------------------------
Balance at 12.31.01                97,066    144,395,866    (31,873,110)       (778,000)    111,841,822
--------------------------------------------------------------------------------------------------------
Net profit                                                    8,847,268                       8,847,268       8,847,268

Unrealized loss on
derivative instruments                                                       (2,262,564)     (2,262,564)     (2,262,564)

Adjustment for losses
on derivatives
reclassified to earnings                                                      1,024,564       1,024,564       1,024,564
                                                                                                           ------------

Total comprehensive income                                                                                    7,609,268
                                                                                                           ------------

Dividends paid                                              (13,103,993)                    (13,103,993)
--------------------------------------------------------------------------------------------------------
Balance at 12.31.02                97,066    144,395,866    (36,129,835)     (2,016,000)    106,347,097
--------------------------------------------------------------------------------------------------------

Net profit                                                   28,100,289                      28,100,289      28,100,289

Unrealized loss on
derivative instruments                                                         (365,723)       (365,723)       (365,723)

Adjustment for losses
on derivatives
reclassified to earnings                                                      1,231,723       1,231,723       1,231,723
                                                                                                           ------------

Total comprehensive income                                                                                   28,966,289
                                                                                                           ------------

Dividends paid                                              (29,605,410)                    (29,605,410)
--------------------------------------------------------------------------------------------------------
Balance at 12.31.03                97,066    144,395,866    (37,634,956)     (1,150,000)    105,707,976
--------------------------------------------------------------------------------------------------------

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

     Derivative instrument and Hedging: The Company accounts for its derivative instruments and hedges according to SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. This standard, as amended, requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value are recorded to earnings for each period unless specific hedge criteria are met. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

     Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations.

     Taxes: The company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

     New Pronouncements: In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued. The adoption of FIN 45 did not have a material impact on the Company's financial statement.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly. This statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to the language used in FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements".

2.   RELATED PARTY TRANSACTIONS

     The Company has entered into a management agreement with Scandic American Shipping Ltd. (SAS) under which SAS will provide certain administrative, management and advisory services to the Company for an amount of $250,000 per year. SAS is the Commercial Manager of the Company and it is owned by Herbjorn Hansson and Andreas Ove Ugland. SAS owns as of December 31, 2003 indirectly through its owners 0.15% of the shares.

     Management fees expense was $250,000 for 2003, 2002 and 2001.

3.   REVENUE

     The table below illustrates the breakdown of the charter hire for the years ended December 31, 2003, 2002 and 2001:

                 Year               2003            2002            2001
     ----------------------------------------------------------------------

     Base Hire                   14,782,500      14,782,500      14,782,500
     Additional Hire             22,588,256       3,275,489      13,577,068
     ----------------------------------------------------------------------

     Total                       37,370,756      18,057,989      28,359,568
     ======================================================================

4.   VESSELS

     All Vessel                                       2003          2002
     ----------------------------------------------------------------------

     Aquisition cost 1997                         170,775,970   170,775,970
     Accumulated depreciation as of December 31    42,694,045    35,863,005
     ----------------------------------------------------------------------
     Book value as of December 31                 128,081,925   134,912,965
     ======================================================================

     The long-term assets consist of three suezmax oil tankers built in 1997. Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years. The basis for the depreciation is the actual cost price of the vessels in 1997, i.e. $170,775,970 in total for the three vessels.

5.   ADMINISTRATIVE EXPENSES

                                                 2003       2002       2001
     ----------------------------------------------------------------------

     Management fee                           250,000    250,000    250,000
     Directors and officers insurance         101,666     86,667     72,333
     Other fees and expenses                  116,421     90,381     31,406
     ----------------------------------------------------------------------

     Total administrative expenses            468,087    427,048    353,739
     ======================================================================

6.   LONG-TERM DEBT

     In 1998, the Company entered into a loan agreement for $30 million with Den norske Bank ASA, Oslo (DnB). The loan falls due in full at expiration of the BP contract in 2004. Interest payments are based on the variable rate of LIBOR plus 0.525% margin, approximately 1.665% at December 31, 2003. Accrued interest at December 31, 2003 and 2002 was $38,322 and $215,466 respectively. The Company has pledged the vessels as collateral. In association with the loan the Company must meet certain financial covenants. The main covenants are associated with change in ownership, new contracts or change in existing contracts, minimum value adjusted equity and minimum liquidity.

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

     Management obtained in 2004 an extention of the loan to October 1, 2007, when it will be payable in full. Interest on the loan, as extended, will be payble at the floating rate of LIBOR + 0.7%.

     Prepaid finance costs

     In connection with the loan in 1998, the Company paid $86,875 in an arrangement fee and commitment fee. The fees are being amortized over the term of the Loan, i.e. with 1/6 every year from January 1, 1999.

7.   SHAREHOLDERS' EQUITY

     Par value of the common shares is $.01. At December 31, 2003 and 2002, the number of shares authorized, issued and outstanding was 9,706,606.

8.   DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

     The Company is exposed to interest rate risk from its variable rate loan of $30 million. The Company's risk management objective has been to lock in the interest payments on the loan. The Company has entered into an interest rate swap where the company pays a fixed interest rate and receives a variable interest and has designated this swap as a cash flow hedge of the interest rate payments on the loan.

     Gains or losses on the interest rate swap designated as a cash flow hedge will be deferred to accumulated other comprehensive income and will be reclassified to earnings when the hedged interest payments are recognized. The amount of ineffectiveness in 2003, 2002 and 2001 was immaterial. As of December 31, 2003 a loss of $1,150,000 is expected to be reclassified from accumulated other comprehensive income to earnings during the next twelve months. The maximum length of time that the Company has hedged its exposure to variability in future interest payments is approximately 11 months as of December 31, 2003.

     The fair value of the swap was recorded as a liability of $1,150,000 and $2,016,000 at December 31, 2003 and 2002, respectively.

9.   CONCENTRATIONS

     The Company's charter revenues and accounts receivable are derived entirely from bareboat charters with one counterparty, BP Shipping Ltd.

ITEM 18.  FINANCIAL STATEMENTS

          Not Applicable.

ITEM 19.  EXHIBITS

1.0* Memorandum of Association and Bye-Laws of Nordic American Tanker Shipping Limited, incorporated by reference to Exhibits 3.1 and 3.2 in the Registration Statement of Nordic American Tanker Shipping Limited filed August 28, 1995 on Form F-3, Registration No. 33-96268 (the "Registration Statement").

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

4.3* Novation Agreement dated May 30, 2003, among Ugland Nordic Shipping AS, Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.3 in the Annual Report for the fiscal year ended December 31, 2002 on Form 20-F, filed with the SEC on June 27, 2003.

12.1      Certification of the Chief Executive Officer.

12.2.     Certification of the Chief Financial Officer.

13        Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
          2002.

----------
* Incorporated herein by reference.

                                   SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        NORDIC AMERICAN TANKER
                                        SHIPPING LIMITED


                                        By: /s/ Herbjorn Hansson
                                            -----------------------
                                            Name:  Herbjorn Hansson
                                            Title: President

DATED: June 30, 2004