Form 20-F
period 2004-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2005-06-30
CIK 1000177

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                                   (Mark One)

[ ]              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

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

                               ISLANDS OF BERMUDA
 -------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


                                                   NAME OF EACH EXCHANGE
    TITLE OF EACH CLASS                              ON WHICH REGISTERED

         Common Shares                             New York Stock Exchange
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

Common Shares, par value $0.01                          13,067,838

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]  No [_]

Indicate by check mark which financial statement item the Registrant has elected to follow.

                             Item 17[_]   Item 18 [X]

                                TABLE OF CONTENTS

                                                                               PAGE
Item 1.   Identity of Directors, Senior Management and Advisers..................6
Item 2.   Offer Statistics And Expected Timetable................................6
Item 3.   Key Information........................................................6
          A.  SELECTED FINANCIAL DATA............................................6
          B.  CAPITALIZATION AND INDEBTEDNESS....................................8
          C.  REASONS FOR THE OFFER AND USE OF PROCEEDS..........................8
          D.  RISK FACTORS.......................................................8
Item 4.   Information On The Company............................................15
          A.  HISTORY AND DEVELOPMENT OF THE COMPANY............................15
          B.  BUSINESS OVERVIEW.................................................15
          C.  ORGANIZATIONAL STRUCTURE..........................................25
          D.  PROPERTY, PLANT AND EQUIPMENT.....................................25
Item 5.   Operating And Financial Review And Prospects..........................25
          A.  OPERATING RESULTS.................................................25
          B.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC...............27
          C.  TREND INFORMATION.................................................27
          D.  OFF BALANCE SHEET ARRANGEMENTS....................................28
          E.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.....................28
Item 6.   Directors, Senior Management And Employees............................29
          A.  DIRECTORS AND SENIOR MANAGEMENT...................................29
          B.  COMPENSATION......................................................32
          C.  BOARD PRACTICES...................................................33
          D.  EMPLOYEES.........................................................33
          E.  SHARE OWNERSHIP...................................................33
Item 7.   Major Shareholders And Related Party Transactions.....................34
          A.  MAJOR SHAREHOLDERS................................................34
          B.  RELATED PARTY TRANSACTIONS........................................34
          C.  INTERESTS OF EXPERTS AND COUNSEL..................................34
Item 8.   Financial Information.................................................34
          A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION...........34
          B.  SIGNIFICANT CHANGES...............................................34
Item 9.   The Offer And Listing.................................................35
          B.  MARKETS.......................................................... 35
Item 10.      Additional Information............................................36
          A.  SHARE CAPITAL.....................................................36
          B.  MEMORANDUM AND ARTICLES OF ASSOCIATION............................36
          C.  MATERIAL CONTRACTS................................................37
          D.  EXCHANGE CONTROLS.................................................37
          E.  TAXATION..........................................................38
          F.  DIVIDENDS AND PAYING AGENTS.......................................38
          G.  STATEMENT BY EXPERTS..............................................38
          H.  DOCUMENTS ON DISPLAY..............................................38
          I.  SUBSIDIARY INFORMATION............................................39
Item 11.      Quantitative And Qualitative Disclosures About Market Risk........39
Item 12.      Description Of Securities Other Than Equity Securities............39
Item 13.      Defaults, Dividend Arrearages And Delinquencies...................39
Item 14.      Material Modifications To The Rights Of Security Holders
              And Use Of Proceeds...............................................39
Item 15.      Controls And Procedures...........................................39
Item 16.      Reserved..........................................................40
ITEM 16A.     AUdit Committee Financial Expert..................................40
ITEM 16B.     Code of Ethics....................................................40
ITEM 16C.     Principal Accountant Fees and Services............................40
ITEM 16D.     Exemptions From the Listing Standards
              For Audit Committees..............................................40
ITEM 16E.     Purchases of Equity Securities by the Issuer
              and Affiliated Persons............................................41
Item 17.      Financial Statements..................................Not applicable
Item 18.      Financial Statements..............................................41


          This Annual Report on Form 20-F is incorporated by reference into the Registrant's Registration Statement No. 333-118128 on Form F-3.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.


Please note in this annual report, "we", "us", "our", "The Company", all refer to Nordic American Tanker Shipping Limited and its subsidiaries. ITEM 1.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                  Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not Applicable

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

         The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects". The statement of operations data for each of the three years ended December 31, 2002, 2003, and 2004 and selected balance sheet data as of December 31, 2003 and 2004 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for the years ended December 31, 2000 and 2001 and selected balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited financial statements not included in this document.

SELECTED FINANCIAL DATA
                                                                                   December 31,
---------------------------------------------------------------------------------------------------------------------------------
All figures in USD                                     2004            2003            2002           2001            2000
---------------------------------------------------------------------------------------------------------------------------------
Voyage revenue                                         67,451,598      37,370,756     18,057,989      28,359,568      36,577,262
Voyage expenses                                       (4,925,353)       (184,781)      (184,781)       (184,781)       (185,288)
Vessel operating expense                              (1,976,766)               -              -               -               -
Administrative expenses                              (10,851,688)       (468,087)      (427,048)       (353,739)       (373,291)
Depreciation                                          (6,918,164)     (6,831,040)    (6,831,040)     (6,831,040)     (6,831,040)
---------------------------------------------------------------------------------------------------------------------------------
Net operating income                                   42,779,627      29,886,848     10,615,120      20,990,008      29,187,643

Interest income                                           143,231          26,462         21,409         189,244         277,552
Interest expense                                      (1,971,304)     (1,797,981)    (1,764,424)     (1,769,000)     (1,770,808)
Other financial charges                                 (135,621)        (15,040)       (24,837)        (24,776)        (25,423)
---------------------------------------------------------------------------------------------------------------------------------
Net financial items                                   (1,963,694)     (1,786,559)    (1,767,852)     (1,604,532)     (1,518,679)
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                             40,815,932      28,100,289      8,847,268      19,385,476      27,668,964
=================================================================================================================================

Basic and diluted earnings per share                         4.05            2.89           0.91            2.00            2.85
Cash dividends declared per share                            4.84            3.05           1.35            3.87            2.56
Weighted average shares outstanding basic and
diluted                                                10,078,391       9,706,606      9,706,606       9,706,606       9,706,606

Other financial data:
Net cash from operating activities                     62,817,267      29,893,551     12,750,908      36,272,601      24,264,865
Dividend paid                                          47,195,842      29,605,410     13,103,993      37,564,658      24,848,957

Selected Balance Sheet Data (at period end):
Cash and cash deposit                                  30,732,516         565,924        277,783         630,868       1,922,925
Total assets                                          224,203,411     136,896,298    138,579,559     142,658,488     160,842,504
Total debt                                                      0      30,000,000     30,000,000      30,000,000      30,000,000
Shareholder's equity                                  221,868,393     105,707,976    106,347,097     111,841,822     130,799,004

B. CAPITALIZATION AND INDEBTEDNESS

                  Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

                  Not Applicable

D. RISK FACTORS

         Investing in our common shares involves risks. You should carefully consider the following risk factors relating to our common shares and our business in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in deciding whether to invest in our common shares.

                         Industry Specific Risk Factors

         The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings.

         If the tanker market, which has been cyclical, is depressed in the future, our earnings and available cash flow may decrease. Our ability to recharter our vessels or to sell them on the expiration or termination of their charters and the charter rates payable under our two spot market related time charters, the spot charters we expect to enter into, or any renewal or replacement charters, will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

         The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

         The factors that influence demand for tanker capacity include,

            o   demand for oil and oil products,

            o   supply of oil and oil products,

            o   global and regional economic conditions,

            o   the distance oil and oil products are to be moved by sea, and

            o   changes in seaborne and other transportation patterns.

            o The factors that influence the supply of tanker capacity include:

            o   the number of newbuilding deliveries,

            o   the scrapping rate of older vessels,

            o   conversion of tankers to other uses,

            o   the number of vessels that are out of service, and

            o   environmental concerns and regulations.

         Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Two of our vessels are currently operated under time charters to BP Shipping Ltd., or BP Shipping, on market related rates and three of our vessels are currently operated in the spot market. We cannot assure you that we will receive any minimum level of charterhire for the vessels operated in the spot market or on spot market related time charters.

Any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

         Of our fleet of six vessels, one is on a long term fixed-rate charter, while the other five are currently expected to be operated in the spot market or on time charters with spot market related rates.

         We may enter into spot charters for any additional vessels that the we may acquire in the future. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. While the tanker spot market is currently high, that market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably and to pay dividends.

         Normally, tanker markets are stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. Seasonal variations in tanker demand and, as a result, in charter rates will affect any spot market related rates that we may receive.

Compliance  with  safety,   environmental  and  other   governmental  and  other
requirements may adversely affect our business.

         The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002, each of which imposes environmental, technical, safety, operational or financial requirements on us. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and may limit our ability to operate our business or require significant capital expenditures be incurred on our vessels to keep them in compliance.

The value of our vessels may fluctuate and could result in a lower price of our common shares.

         Tanker values have generally experienced high volatility. You should expect the market value of our oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under our credit facility. If we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower share price.

Shipping is an inherently risky business involving global operations and our vessels are exposed to international risks which could reduce revenue or increase expenses.

         Shipping companies conduct global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping lanes and result in market disruptions.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

         Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continues to cause uncertainty in the world financial markets, including the energy markets. The continuing conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further, instability, including in the oil markets. Terrorist attacks, such as the attack on the M.T. Limburg in Yemen in October 2002, may also negatively affect our trade patterns or other operations and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off hire period.

         Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

         A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Although we, as owner, would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

                          Company Specific Risk Factors

We cannot guarantee that we will continue to make cash distributions.

         We have made distributions quarterly since September 1997. It is possible that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our credit facility prohibits the declaration and payment of dividends if we are in default under it. In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board of Directors and compliance with Bermuda law, and may be dependent upon the adoption at the annual meeting of shareholders of a resolution effectuating a reduction in our share premium in an amount equal to the estimated amount of dividends to be paid in the next succeeding year. We cannot assure you that we will pay dividends at rates previously paid or at all.

We may not be able to grow or to effectively manage our growth.

         One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

            o   identify   suitable   tankers  and/or  shipping   companies  for
                acquisitions,

            o identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures,

            o integrate any acquired tankers or businesses successfully with our existing operations,

            o hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet,

            o   identify additional new markets,

            o   improve our operating and financial systems and controls, and

            o   obtain required financing for our existing and new operations.

         Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees of Scandic American Shipping Ltd., or Scandic or the Manager that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to require the Manager to hire more employees or adequately improve those systems. In addition, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower dividends per share. If we are unable to execute the points noted above, our financial condition and dividend rates may be adversely affected.

We are dependent on the Manager and there may be conflicts of interest arising from the relationship between our Chairman and the Manager.

         Our success depends to a significant extent upon the abilities and efforts of the Manager and our management team. Our success will depend upon our and the Manager's ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

         Herbj0rn Hansson, our Chairman, President and Chief Executive Officer, is also an owner of the Manager. In addition, one of our directors is also an owner of the Manager. The Manager may engage in business activities other than with respect to the Company. The fiduciary duty of a director may compete with or be different from the interests of the Manager and may create conflicts of interest in relation to that director's duties to the Company.

An increase in operating costs could adversely affect our cash flow and financial condition.

         Under the original bareboat charters to BP Shipping, BP Shipping was responsible for operating and voyage costs. Under the time and spot charters of five of our six vessels, we are responsible for many of such costs. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and fuel, have been increasing. In addition, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs would decrease earnings and dividends per share.

Our vessels operate in the highly competitive international tanker market.

         The operation of tanker vessels and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

         Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

Purchasing and operating secondhand vessels may result in increased operating costs which could adversely affect our earnings and as our fleet ages, the risks associated with older vessels could adversely affect our operations.

         Our current business strategy includes additional growth through the acquisition of additional new and secondhand vessels. While we normally inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Also, we may not receive the benefit of warranties from the builders if the vessels we buy are older than one year. We will receive a builder's warranty in connection with the newbuilding that we have agreed to acquire, however, we will not receive the benefit of a warranty for the secondhand vessel that we have agreed to acquire.

         In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

         Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that as our vessels age market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Servicing debt which we may incur in the future would limit funds available for other purposes and if we cannot service our debt, we may lose our vessels.

         Borrowing under our credit facility would require us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments would limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under our credit facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. In addition, if we elect to convert amounts drawn under our $250 million facility into a term loan we will be required to repay principal of such loans in semi-annual installments. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

            o   seeking to raise additional capital,

            o   refinancing or restructuring our debt,

            o   selling tankers or other assets, or

            o   reducing or delaying capital investments.

         However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facility, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes our entire fleet and substantially all of our assets.

Our credit facility contains restrictive covenants which may limit our liquidity and corporate activities.

         Our credit facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

            o pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facility or if there is another default under our credit facility,

            o   incur  additional   indebtedness,   including  the  issuance  of
                guarantees,

            o   create liens on our assets,

            o change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

            o   sell our vessels,

            o merge or consolidate with, or transfer all or substantially all our assets to, another person, and

            o   enter into a new line of business.

         Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

Shipping is an inherently risky business and our insurance may not be adequate to cover all our losses.

         There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We cannot assure investors that our insurance will protect us against all risks. We may not be able to maintain adequate insurance coverage at reasonable rates for our fleet in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

         The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Norwegian Kroner. Declines in the value of the U.S. dollar relative to the Norwegian Kroner, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

We may have to pay tax on United States source income, which would reduce our earnings.

         Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income and such income will be subject to a 4% United States federal income tax unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by certain non-United States corporations. We expect that we qualify for this statutory tax exemption and we will take this position for U.S. tax return reporting purposes. However, there are several risks that could cause us to become taxed on our U.S. source shipping income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status.

         If we are not entitled to this statutory tax exemption for any taxable year, we could be subject for any such year to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

If U.S. tax authorities were to treat us as a "passive foreign investment company," that could have adverse consequences on U.S. holders.

         A foreign corporation will be treated as a "passive foreign investment company" for U.S. Federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income," or (2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, such types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." Those holders of a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. Federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, dividends paid by us would not be treated as "qualified dividend income" eligible for preferential tax rates in the hands of noncorporate U.S. shareholders.

         Based on our current operations and future projections, we believe that we will no longer be a passive foreign investment company with respect to the taxable year 2005 and thereafter. As a result, noncorporate U.S. shareholders should be eligible to treat dividends paid by us after 2005 as "qualified dividend income" which is subject to preferential tax rates (through 2008). Since we expect to derive more than 25% of our income each year from our time chartering and voyage chartering activities, we believe that such income will be treated for relevant U.S. Federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute "passive income," and the assets that we own and operate in connection with the production of that income (which should constitute more than 50% of our assets each year), in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations.

                       Risks Relating to Our Common Shares

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

         The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Investors in our common shares may not be able to resell their shares at or above their purchase price due to those factors, which include the risks and uncertainties set forth in this report.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

         We are a Bermuda exempted company. Our memorandum of association and by-laws and The Companies Act, 1981 of Bermuda, or the Companies Act, govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of The Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, the principles governing Section 111 have not been well developed.

It may not be possible for our investors to enforce U.S. judgments against us.

         We are incorporated in the Islands of Bermuda. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based upon these laws.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

         Nordic American Tanker Shipping Limited, or the Company, was founded on June 12, 1995 under the laws of the Islands of Bermuda and maintain our principal offices at Reid House, 31 Church Street, Hamilton HM 12, Bermuda. Our telephone number at such address is (441) 292 7202.

         The Company was formed for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued contracts with BP Shipping by time chartering to it two of our original vessels at spot market related rates for three-year terms up to the autumn of 2007. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option. In November 2004, we acquired our fourth vessel, and acquired our fifth and sixth vessels in March 2005. We are currently operating these vessels in the spot market.

B. BUSINESS OVERVIEW

        Our Fleet

         Our fleet, including the two additional vessels we have acquired in 2005, consists of six modern double-hull Suezmax tankers. The following chart provides information regarding each vessel, including its employment status.

                                                         Year    Dead-       Employment Status
Vessel                                    Yard           Built   weight tons (Expiration Date)         Flag
-------------------------------------------------------------------------------------------------------------------
Gulf Scandic (ex. British Harrier)        Samsung        1997      151,459    Bareboat (Nov. 2009)      Isle of Man
Nordic Hawk (ex. British Hawk)            Samsung        1997      151,459    TC/spot(1) (Oct. 2007)    Bahamas
Nordic Hunter (ex. British Hunter)        Samsung        1997      151,459    TC/spot(1) (Oct. 2007)    Bahamas
Nordic Voyager (ex. Wilma Yangtze)        Dalian New     1997      149,591    Spot                      Norway
Nordic Fighter (ex. Front Fighter)        Hyundai        1998      153,181    Spot(2)                   Norway
Nordic Freedom (newbuilding)              Daewoo         2005      159,500    Spot(2)                   Bahamas

(1) TC/Spot = Time Charter on spot market  related  terms.
(2) The vessels were delivered to us in late March 2005.

Our Charters

         We operate our vessels on bareboat charter, spot related time charters and in the spot market. Our goal is to manage our cash flows through the use of fixed-rate bareboat for part of our fleet, while taking advantage of potentially higher market rates through time charters with spot market related rates and voyage charters.

Bareboat Charters

         We have chartered one of our vessels, the Gulf Scandic, under a bareboat charter to Gulf Navigation, for a period of five years, terminating in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation's option. Under the terms of the bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation will be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time Charters

         We have chartered two of our vessels, the Nordic Hawk and the Nordic Hunter, under spot market related time charters to BP Shipping for a period of three years each, terminating between September 1 and October 31, 2007. The amount of charterhire payable under the charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5%. The charterhire is payable to us monthly. Under the time charters, BP Shipping is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs.

Spot Charters

         We currently operate one of our four vessels, the Nordic Voyager, and have deployed the two additional vessels that we have recently purchased in 2005 (the Nordic Fighter and the Nordic Freedom), in the spot market. Tankers operating in the spot market typically are chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating fixed-rate time charters generally provide more predictable cash flows.

         Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Our Credit Facility

         In October 2004, we entered into the Credit Facility, which consists of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility will mature in October 2007 and the $250 million facility will mature in October 2005, unless we exercise our one-year extension option or our option to convert any drawn amounts to a five-year term loan. Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin of 0.80% to 1.20% per year (depending on the loan to vessel value ratio).

         We may draw unborrowed amounts under the Credit Facility in connection with any future vessel acquisitions or for working capital purposes.

         Borrowings under the Credit Facility are secured by mortgages over our existing and new vessels and assignments of earnings and insurances, and drawings will be available subject to loan to vessel value ratios. The terms and conditions of the Credit Facility require compliance with certain restrictive covenants, which we feel are consistent with loan facilities incurred by other shipping companies. Under the Credit Facility, we are, among other things, required to

            o   maintain certain loan to vessel value ratios,

            o   maintain a book equity of no less than $75 million,

            o   remain listed on a recognized stock exchange, and

            o obtain the consent of the lenders prior to creating liens on our vessels.

         The Credit Facility provides that we may not pay dividends if there is a default under the Credit Facility. We will be able to pay dividends in accordance with our dividend policy as long as we repay any amounts drawn under the $250 million facility within one year from the closing of the Credit Facility and are not otherwise in default of the Credit Facility.

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

The Tanker Market 2004

         Tanker freight rates in 2004 were significantly higher than in the previous high periods in 2000 and 2003. In the single voyage market, VLCCs achieved an average of close to $90,000 per day compared to the $50,000 per day level in the two previous peak years. For the year as a whole Suezmax tankers reached an average of $65,000 per day, significantly higher than the $40,000 per day obtained in 2000 and in 2003.

         Based on export volume data, estimates indicate an increase in seaborne oil trade of 6% from 2003 to 2004. Average transport distance rose by 1%. There seems to have been a small improvement in productivity due to the modernization of the tanker fleet and a reduction in waiting days in the Bosphorus from 2003 to 2004. Accordingly, tonnage demand increased by 6.5%.

         The active tanker fleet rose by 3.7% from 2003 to 2004, calculated on an annual average basis, resulting in an increase in the utilization rate from 89% in 2003 to 91.5% in 2004, the highest level recorded in the last three decades. Freight rates in 2004 fluctuated wildly, a logical consequence of such a record high utilization rate level.

         The active VLCC fleet increased by 2%, while the Suezmax fleet rose by 5%. Deliveries of new tankers reached 27 million dwt in 2004, down from 30 million dwt in 2003. Removals amounted to 10 million dwt in 2004 compared to an average of 19 million dwt in the previous four years. Removals are based on the point in time vessels are actually removed from the market and not when reported sold for scrapping or for conversions.

         Some 8 million dwt were sold for scrapping in 2004 and 2 million dwt were sold for conversion. The average age for all tankers sold for scrapping was
27.3 years in 2004, compared to 26.6 years in 2003.

         As a result of the extremely strong dry bulk market, 2 million dwt of combined carriers moved from oil trades to dry trades from 2003 to 2004 and limited the fleet growth in oil transportation.

         The highest global economic growth since 1976 stimulated world oil consumption, which rose by 3.4% in 2004. This is the highest oil consumption growth rate since the 1970s. Global oil production climbed an exceptional 4.5% resulting in a moderate building of oil inventories. OPEC raised its crude oil production by more than 7% and reached a peak of more than 30 mbd in the fourth quarter of the year. This was very close to its production capacity, leading to a 35% surge in crude oil prices from 2003 to 2004. The strong growth in oil consumption despite the sharp rise in oil prices may be attributed, in parts, to heavy subsidization of end-user prices in many of the countries with strong consumption growth.

         The main driver behind these strong freight market conditions was China, with its strong growth in oil consumption and imports. In the first half of 2004, Chinese oil consumption was 22% higher than in the same period the year before. Oil imports rose by more than 30% for the second year in a row.

         2004 was also a record-breaking year in the vessel sale and purchase market with regard to transaction volumes as well as ship market values. During 2004, tankers monitored by R.S. Platou Shipbrokers increased in market value by some 45% (20% in 2003). Double hull tankers rose by 40% (25%), whereas single hull tankers were up between 35% and 75%.

Environmental and Other Regulation

         Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

         A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

         We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation--IMO

         In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by more than 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

            o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

            o   tankers   30  years  old  or  older   must  be  of   double-hull
                construction or mid-deck design with double sided construction; and

            o   all tankers are subject to enhanced inspections.

         Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

            o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

            o commences a major conversion or has its keel laid on or after January 6, 1994; or

            o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

         Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. These regulations require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single-hull tankers will be 26 years. Compliance with the new regulations regarding inspections of all tankers, however, could adversely affect our operations. Under current regulations, retrofitting will enable a tanker to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the M/T Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015. This amendment came into effect in April 2005.

         The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that compliance with the Annex VI regulations will have no material effect on our results of operations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

         Under  the   International   Safety   Management  Code,  or  ISM  Code,
promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that we and our third party technical managers have developed.

         The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have the requisite documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. We are required to renew these documents of compliance and safety management certificates annually.

         Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

         Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention, if the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.5 million plus $909 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $129.3 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on May 10, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

         The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

         Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

            o   natural resource damages and related assessment costs;

            o   real and personal property damages;

            o net loss of taxes, royalties, rents, profits or earnings capacity;

            o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

            o   loss of subsistence use of natural resources.

         OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

         These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

         OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of responsibility for each vessel in the fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided evidence of financial responsibility in the form of guarantees issued by a guarantor approved by the U.S. Coast Guard and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that calls in U.S. waters.

         We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident per vessel. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

         OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

            o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

            o   describe crew training and drills; and

            o identify a qualified individual with full authority to implement removal actions.

         Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. We are responsible for ensuring our vessels comply with any additional regulations.

         OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

European Union Tanker Restrictions

         In July 2003, in response to the M/T Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the M/T Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

         Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. We are in compliance with the ISPS Code. Among the various requirements are:

            o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

            o   on-board installation of ship security alert systems;

            o   the development of vessel security plans; and

            o   compliance with flag state security certification requirements.

         The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

         Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

         The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

         For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

         Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

         Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

         Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

         At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

         All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

         Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

         Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register of Shipping (three vessels) and Det norske Veritas (three vessels). All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

         The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

         We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $350,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

         Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

         Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

         We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and Handymax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Legal Proceedings Against Us

         We are not involved in any legal proceedings which may have, or have had a significant effect on our financial position, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position.

C. ORGANIZATIONAL STRUCTURE

Prior to September 30, 1997, the Company was a wholly owned subsidiary of Ugland Nordic Shipping ASA, or UNS, a Norwegian shipping company whose shares were listed on the Oslo Stock Exchange. On September 30, 1997, 11,731,613 warrants for the purchase of the Company's common shares, which had been sold to the public in 1995, were exercised. Until May 30, 2003, UNS acted as the Manager, and provided managerial, administrative and advisory services to the Company pursuant to the Management Agreement. Since May 30, 2003, Scandic has acted as the Company's Manager, and provides such services pursuant to the Management Agreement, as novated The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company.. See Item 7.

D. PROPERTY, PLANT AND EQUIPMENT

         Other than the Vessels described elsewhere in this filing, the Company does not own or lease any tangible fixed property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We present our income statement using voyage revenues and voyage expenses. The Company's vessels are operated under bareboat charters, spot related time charters and spot charters. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a spot related time charter, the charterer pays substantially all of the vessel voyage costs. Under a spot charter, the vessel owner pays all such costs. Vessel voyage costs consist primarily of fuel, port charges and commissions.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States ("GAAP"). Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. For bareboat charters operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. The following table reconciles our net voyage revenues to voyage revenues. Note: in 2004, our calculation methodology for net voyage revenues was adjusted to better reflect the various commission schemes under which we operate. Prior period TCE amounts have been adjusted to conform with the 2004 reconciliation.

                                              Year Ended     Year Ended      Year Ended
                                            December 31,    December 31,     December 31,
                                               2004           2003             2002
---------------------------------------------------------------------------------------------
Voyage Revenue                            67,451,598          37,370,756      18,057,989
Voyage Expenses                           (4,925,353)          (184,781)       (184,781)
---------------------------------------------------------------------------------------------
Net Voyage Revenue                        62,526,245          37,185,975      17,873,208
---------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2004 VERSUS YEAR ENDED DECEMBER 31, 2003

         Voyage revenues increased by 80.5% to $67,451,598 in 2004, from $37,370,756 in 2003. Net voyage revenues increased by 68.1% to $62,526,245 in 2004, from $37,185,975 in 2003. The increase in net voyage revenue was due to higher tanker spot market rates in the twelve month period in 2004 and the addition of one vessel on November 23, 2004. The tanker spot market rates are determined by the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles, and the supply of vessels to transport that oil. As a result of the strong spot market rates during 2004, our TCE rates increased 46.6% to $62,231 for 2004, from $42,460 for 2003.

         Vessel operating expenses were $1,976,766 for 2004. There are no comparable figures for 2003. The Company did not have vessel operating expenses for the comparable period of 2003 since all the vessels were chartered to BP Shipping under bareboat charter agreements. Under bareboat charter agreements all vessels operating expenses are paid by the charterer.

         Administrative expenses increased by 2,218% to $10,851,688 in 2004, from $468,087 in 2003. The increase is primarily due to share-based expense of $9,252,365, which results from a change in the compensation scheme for our Manager, Scandic American Shipping Ltd. The management agreement was amended in 2004 from a cash commission structure based on charter revenue to a share-based structure that provides 2% of the Company's outstanding shares to the Manager. Other administrative costs have increased as a result of the transition to an operating company. In 2004, the Company engaged the Manager to assume the commercial and operational responsibility of our vessels and to manage our day-to-day business. This agreement is based on cost incurred plus a fixed fee of $100,000. Until June 30, 2004, the Company paid an annual fixed fee of $250,000 for these services. Furthermore, the Company hired a Chief Executive Officer, Herbj0rn Hansson in 2004.

         Net operating income for 2004 increased 43.1% from the comparable period in 2003 from $29,886,849 to $42,779,627 primarily due to increased revenue offset by increased costs as described above.

YEAR ENDED DECEMBER 31, 2003 VERSUS YEAR ENDED DECEMBER 31, 2002

         Voyage revenues increased by 106.9% to $37,370,756 in 2003, from $18,057,989 in 2002. Net voyage revenues increased by 108.1% to $37,185,975 in 2003, from $17,873,208 in 2002. The increase in net voyage revenue was due to higher tanker spot market rates in 2004 than in 2003. The tanker spot market rates are determined by the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles, and the supply of vessels to transport that oil. The TCE rates increased by 71.0% to $42,460 in 2003, from $24,823 in 2002.

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

A.  LIQUIDITY AND CAPITAL RESOURCES

         Cash flows provided by operating activities were $62,817,261, $29,893,551 and $12,750,908 in 2004, 2003 and 2002, respectively. The majority of the increases resulted from higher cash flows related to net voyage revenues. The cash flows from customers less payments for voyage expenses were $67,415,268, $32,320,191 and 14,766,865 in 2004, 2003 and 2002, respectively.
The increase in cash flows were offset by an increase in cash paid for vessel operations of $1,925,508 in 2004.

         Cash flows provided by financing activities for 2004 was $33,486,608 compared to cash flows used of $29,605,410 for the same period in 2003. The increase was due to (i) proceeds from a follow-on offering of $112.1 million offset by (ii) increased dividends paid from 2003 to 2004 of $17.6 million,
(iii) repayment of $30 million in bank debt and (iv) payment of loan facility costs of $1.5 million in respect of our $300 million credit facility.

         Cash flow used by investing activities was $66,137,277 which represents the acquisition cost of the vessel acquired in November 2004. There were no investing activities for the comparable period of 2003.

         In March 2005, the Company sold 3,500,000 shares in a public offering in the US to fund the $149.2 million acquisition costs of two vessels and to repay outstanding amount on the credit facility. The offering was priced at $49.50 per share, and net proceeds (after offering costs of $ 11.1 million) to the Company were $162.1 million.

         In June 2005, the Company agreed to acquire a double hull suezmax tanker built in 1998 for $71.4 million. The vessel is expected to be delivered from the seller to the Company no later than end August 2005. The Company has an unused credit facility of $300 million at June 30, 2005.

         The Company believes that its borrowing capacity under the credit facility, together with its working capital are sufficient to fund its ongoing operations and commitments for capital expenditures.

Dividend payment

         Total dividends paid in 2004 were $47,195,842 or $4.84 per share. Dividend payments per share in 2002, 2003 and 2004 have been as follows:


Period                      2002          2003          2004
-------------------------------------------------------------
1st Quarter                 $0.36         $0.36         $1.15
2nd Quarter                  0.34          1.27          1.70
3rd Quarter                  0.33          0.78          0.88
4th Quarter                  0.32          0.37          1.11
-------------------------------------------------------------

Total USD                   $1.35         $3.05         $4.84
-------------------------------------------------------------

         The Company declared a dividend of $1.62 per share for the first quarter of 2005 which was paid to shareholders in February 2005. In addition, the Company declared a dividend of $1.15 per share for the second quarter of 2005, which was paid to shareholders in May 2005.

B. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

                  Not applicable

C. TREND INFORMATION

         The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company - Business Overview - The Tanker Market 2004.

D. OFF BALANCE SHEET ARRANGEMENTS

                  Not applicable

E. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The Company does not have contractual obligations or commercial commitments.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005, with early adoption encouraged. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company is currently evaluating the effect that the adoption of SFAS 123R will have on its results of operations and financial condition but does not expect it to have a material impact.

 In December  2004,  the FASB issued SFAS No.  153,  "Exchanges  of  Nonmonetary
Assets--An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its results of operations and financial condition but does not expect it to have a material impact.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management of the Company and the Manager

         Pursuant to the Management Agreement, with Scandic American Shipping Ltd., or the Manager, the Manager provides management, administrative and advisory services to us. The Manager is owned by Herbj0rn Hansson, our Chairman, and Andreas Ove Ugland, one of our directors, and may engage in business activities other than with respect to the Company.

         Set forth below are the names and positions of the directors of the Company and executive officers of the Company and the Manager. The directors of the Company are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.

                                   The Company

Name                            Age           Position
-------------------------------------------------------------------------------

Herbj0rn Hansson                 56   Chairman, Chief Executive
                                      Officer and President

Rolf Amundsen                    60   Chief Financial Officer

Hon. Sir David Gibbons           77    Director

George C. Lodge                  77    Director

Andreas Ove Ugland               49    Director

Torbj0rn Glads0                  57    Director

Peter Bubenzer                   49    Secretary

                                   The Manager


Name                            Age           Position
-------------------------------------------------------------------------------

Herbj0rn Hansson                 56    Director, President and Chief
                                       Executive Officer

Rolf Amundsen                    60    Chief Financial Officer

Jan Erik Langangen               54    Executive Vice President--
                                       Business Development and Legal

Turid M. S0rensen                44    Treasurer and Controller

         Certain biographical information with respect to each director and executive officer of the Company and the Manager listed above is set forth below.

         Herbj0rn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 75% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Andres Jahre, at the time one of the largest
Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for $780 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

         Rolf Amundsen was appointed Chief Financial Officer by the Board of Directors on June 10, 2004, and has served as the Investor Relations Officer since the beginning of 2004. He has an M.B.A. in economics and business administration, and his entire career has been in international banking. Previously, Mr. Amundsen has served as the president of the financial analysts society in Norway. Mr. Amundsen served as the chief executive officer of a Nordic investment bank for many years, where he established a large operation for the syndication of international shipping investments.

         Sir David Gibbons has been a director of the Company since September 1995. Sir David served as the Premier of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954.

         George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

         Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, H0egh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is a shareholder and the Chairman of the Manager.

         Torbj0rn Glads0 has been a director of the Company since October 2003. Mr. Gladso is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange.

         Jan Erik Langangen is the Executive Vice President, Business Development and Legal, of the Manager. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Norway. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesaeth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo.

         Turid M. S0rensen has a bachelor degree in Business Administration from the Norwegian School of Management. Ms. S0rensen has 20 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. S0rensen was Manager of Accounting and IT for Skaugen PertroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. Ms. S0rensen is fluent in Norwegian and English.

The Management Agreement

         Under the  Management  Agreement  the Manager  assumes  commercial  and operational responsibility of our vessels and is required to manage our day-to-day business subject, always, to our objectives and policies as established from time to time by the Board of Directors. The Manager sub-contracts certain of these duties to IUM Shipmanagement AS, or IUM, a third-party technical manager affiliated with Teekay Shipping Corporation, a publicly traded shipping company. All decisions of a material nature concerning our business are reserved to the Board of Directors. The Management Agreement will terminate on June 30, 2014, unless earlier terminated pursuant to its terms, as discussed below, or extended by the parties following mutual agreement.

         For its services under the Management Agreement, the Manager is entitled to a management fee equal to $100,000 per annum. The management fee is payable to the Manager quarterly in advance. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and we issued to the Manager restricted common shares equal to 2% of our outstanding common shares. any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are nontransferable for three years from issuance.

         Under  the  Management  Agreement,   the  Manager  pays,  and  receives
reimbursement from us, for our administrative expenses including such items as:

            o   all  costs  and  expenses  incurred  on  our  behalf,  including operating expenses and other costs for vessels that are chartered out on time charters or traded in the spot market and for monitoring the condition of our vessel that is operating under bareboat charter,

            o   executive officer and staff salaries,

            o administrative expenses, including, among others, for third party public relations, insurance, franchise fees, registrars' fees,

            o   all premiums for insurance of any nature,  including  directors'
                and  officers'   liability   insurance  and  general   liability
                insurance,

            o brokerage commissions payable by us on the gross charter hire received in connection with the charters,

            o   directors' fees and meeting expenses,

            o   audit fees,

            o   other expenses approved by the Board of the Directors and

            o attorneys' fees and expenses, incurred on our behalf in connection with (A) any litigation commenced by or against us,
                (B) any claim or investigation by any governmental, regulatory or self-regulatory authority involving us.

         We have agreed to defend, indemnify and save the Manager and its affiliates (other than us and our subsidiaries), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by the Manager or any such affiliates based upon a claim by or liability to a third party arising out of the operation of our business, unless due to the Manager's or such affiliates' negligence or willful misconduct.

         We may terminate the Management Agreement in the event that:

            o the Manager commits any material breach or omission of its material obligations or undertakings thereunder that is not remedied within thirty days of our notice to the Manager of such breach or omission,

            o the failure of the Manager to maintain adequate authorization to perform its duties thereunder that are not remedied within thirty days,

            o   certain events of the Manager's bankruptcy, or

            o it becomes unlawful for the Manager to perform its duties under the Management Agreement.

Commercial and Technical Management Agreements

         We have entered into a commercial agreement with Teekay Chartering Limited, or Teekay, an affiliate of Teekay Shipping Corporation for the newbuilding Nordic Freedom. Under the supervision of the Manager, Teekay's duties will include seeking and negotiating charters for this vessel. As with the Nordic Hunter and the Nordic Hawk, the technical management of the Nordic Freedom will be performed by IUM under the supervision of the Manager.

         For its services under the commercial management agreement, Teekay will be entitled to a 1.75% commission on freight, demurrage and deadfreight, plus the reimbursement of voyage related expenses. However, if the vessel is committed on a term charter, Teekay will instead receive a commercial management fee of $400 per day. The initial term of this commercial management agreement is twenty-four months.

         We have entered into a commercial management agreement, commencing in the second quarter of 2005, with the Swedish based Stena Bulk AS, or Stena, for the Nordic Voyager. Under the supervision of the Manager, Stena's duties will include seeking and negotiating charters for this vessel. For its services under the commercial management agreement, Stena will be entitled to a 1.75% commission on freight, demurrage and deadfreight, plus the reimbursement of voyage related expenses. However, if the vessel is committed on a term charter, the commission will be reduced to 1.25%. The initial term of this commercial management agreement is twelve months.

         The commercial and technical management for the Nordic Voyager is being temporarily performed by affiliates of the previous owner. Following the commencement of the commercial management agreement with Stena, Wilhelmsen Marine Services AS, an affiliate of the previous owner will, in the near term, continue to perform the technical management for the vessel.

         We have entered into a technical management agreement for the Nordic Fighter with V.Ships Norway AS, or V.Ships. V.Ships is a marine service group that provides ship management and related services to a managed fleet of some 650 vessels worldwide. V.Ships has been the technical manager for the vessel since delivery from the shipyard in 1998. We have not yet appointed a commercial manager for this vessel.

         We have entered into chartering agreement, commencing in the second quarter of 2005, with Frontline Ltd., or Frontline, under the supervision of the Manager for the Nordic Fighter. Frontline's duties will, under the supervision of the Manager, include seeking and negotiating charters for this vessel. We have entered into a technical management agreement for the Nordic Fighter with V.Ships under the supervision of the Manager.

B. COMPENSATION

Compensation of Directors and Officers

         During 2004, the five non-employee directors received, in the aggregate, approximately $106,000 in cash fees for their services as directors. For the period from October 1, 2004 through December 31, 2004 and for each fiscal year thereafter, each of our non-employee directors receives a fee at the annual rate of $45,000. We do not pay director fees to employee directors. We do, however, reimburse our directors for all reasonable expenses incurred by them incurred in connection with serving on our board of directors. Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

2004 Stock Incentive Plan

         Under the terms of the Company's 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock, restricted stock units and performance shares. A total of $400,000 common shares is reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, the offering price of the shares offered in the follow-on offering in November 2004, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceed a 3% yield calculated based on the initial strike price. In February 2005 the Company granted, under the terms of the Company's 2004 Stock Incentive Plan, a total of 270,000 stock options that the Board of Directors had agreed to issue during 2004. These options will vest in equal installments on each of the first four anniversaries of the closing of the follow-on offering in November 2004.

C. BOARD PRACTICES

         The members of the Company's board of directors serves until the next annual general meeting following his or her election to the board. The members of the current board of directors were elected at the annual general meeting held in 2004. The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Messrs. Glads0 and Ugland. Mr. Glads0 serves as the audit committee financial expert. The members of the Audit Committee do not receive remuneration in this capacity. Under the Audit Committee Charter, the audit committee provides assistance to the Company's board of directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee is required under its Charter to, among other duties, recommend to the Company's board of directors the independent auditors to be selected to audit the financial statements of the Company; meet with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; review with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and review the financial statements contained in the annual report to shareholders with management and the independent auditors.

D. EMPLOYEES

         We have employment agreement with Herbjorn Hansson, our Chairman, President and Chief Executive Officer and Mr. Rolf Amundsen, our Chief Financial Officer. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officer during 2004 was $133,333. The aggregate compensation of our executive officers is expected to be approximately $560,000 during 2005. On certain terms the employment agreement may be terminated by us or Mr. Hansson upon six months' written notice to the other party.

E. SHARE OWNERSHIP

         The following table sets forth information regarding the share ownership of the Company as of June 10, 2005 by its directors and officers. All of the shareholders are entitled to one vote for each share of common stock held.

Title       Identity of Person           No. of Shares               % of Class

Common      Herbj0rn Hansson(1)           357,890                     2%
            Peter Bubenzer               *                            <1%
            Hon. Sir David Gibbons       *                            <1%
            Thorbj0rn Glads0             *                            <1%
            George C. Lodge              *                            <1%
            Andreas Ove Ugland(1)        *                            2%
            Rolf Amundsen                *                            <1%

(1) Includes 332,890 shares held by the Manager, of which Messrs. Hansson and Ugland are sole shareholders.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

         The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person.

         According to a Schedule 13G filed on March 31, 2005, Gilder, Gagnon, Howe & Co. LLC owns 748,559 or 5.9%, as reported in that Schedule 13G, of the Company's common shares.

B. RELATED PARTY TRANSACTIONS

         Since May 30, 2003, Scandic, which is owned by Messrs. Ugland and Hansson, has been party to the Management Agreement with the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

                  Not Applicable

ITEM 8.  FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17

Legal Proceedings

         To the best of the Company's knowledge, it is not currently involved in any legal or arbitration proceedings that would have a significant effect on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

         Total dividend paid out in 2004 was $47,195,842 or $4.84 per Share. The dividend payments per share in 2000, 2001, 2002, 2003 and 2004 have been as follows:


  Period                 2000      2001        2002       2003        2004
---------------------------------------------------------------------------
  1st Quarter           $0.34     $1.41       $0.36      $0.63       $1.15
  2nd Quarter            0.45      1.19        0.34       1.27        1.70
  3rd Quarter            0.67      0.72        0.33       0.78        0.88
  4th Quarter            1.10      0.55        0.32       0.37        1.11
---------------------------------------------------------------------------

  Total                 $2.56     $3.87       $1.35      $3.05       $4.84
---------------------------------------------------------------------------


B. SIGNIFICANT CHANGES

                  Not applicable

ITEM 9.  THE OFFER AND LISTING

         Not applicable except for Item 9.A.4. and Item 9.C

                          PRICE RANGE OF COMMON SHARES

         Since November 16, 2004, the primary trading market for our common shares has been the New York Stock Exchange, or the NYSE, on which our shares are listed under the symbol "NAT." The primary trading market for our common shares was the American Stock Exchange, or the AMEX, until November 15, 2005, at which time trading of our common shares on the AMEX ceased. The secondary trading market for our common shares was the Oslo Stock Exchange, or the OSE, until January 14, 2005, at which time trading of our common share on the OSE ceased.

         The annual high and low market prices for our common shares in 2004 were $41.59 and $15.00, respectively, as reported by the AMEX.

         The high and low market prices for our common shares by quarter in 2004 were as follows:

                              AMEX         AMEX         NYSE      NYSE      OSE           OSE
For the quarter ended:        HIGH         LOW          HIGH      LOW       HIGH          LOW
----------------------------------------------------------------------------------------------------
March 31, 2004                $27.10       $15.00        N/A        N/A     NOK 179.00    NOK 115.00

June 30, 2004                 $34.59       $21.25        N/A        N/A     NOK 225.00    NOK 160.00

September 30, 2004            $37.75       $25.00        N/A        N/A     NOK 249.00    NOK 210.00

December 31, 2004 (1)         $41.59       $31.15      $41.30      $35.26   NOK 300.00    NOK 214.00

----------------------------------------

(1) The AMEX figures are based on trading from the beginning of the quarter through November 15, 2004 and the NYSE figures are based on trading from November 16, 2004 through the end of the quarter.

         The high and low market prices for our common shares by month since January 2005 were as follows:

                              AMEX         AMEX         NYSE      NYSE      OSE           OSE
For the month:                HIGH         LOW          HIGH      LOW       HIGH          LOW
----------------------------------------------------------------------------------------------------
January 2005 (2)             N/A           N/A         $48.75     $35.95   NOK 225.00    NOK 205.00

February 2005                N/A           N/A         $56.68     $45.39         N/A           N/A

March 2005                   N/A           N/A         $56.15     $43.80         N/A           N/A

April 2005                   N/A           N/A         $49.79     $41.25         N/A           N/A

May 2005                     N/A           N/A         $47.69     $38.00         N/A           N/A

(1) The AMEX figures are based on trading from the beginning of the mohrough November 15, 2004 and the NYSE figures are based on trading from November 16, 2004 through the end of the month.
(2) The OSE figures are based on trading from the beginning of the month through January 14, 2004.

B. MARKETS

         The primary trading market for the Shares is the New York Stock Exchange, on which the Shares are listed under the symbol "NAT".

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

                  Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         The Company's Memorandum of Association provides that the Company's objects are as set forth in paragraphs (b) through (n) and (p) to (u), inclusive, of the Second Schedule to The Companies Act 1981 of Bermuda. The Company's Bye-laws limited the Company's business activities to:

               (i) entering into, or becoming a party to the Shipbuilding Contracts between the Company and the Builder providing for the construction of the Vessels;

               (ii) supervision of the construction of the Vessels;

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

         Upon expiration of the BP Charters, the abovementioned limitations were automatically removed.

         The following section of the Company's Report on Form F-6, filed with the Securities and Exchange Commission on February 15, 2005, is hereby incorporated by reference:

                  1. Description of Capital Stock (Exhibit 99.1).

         The following section of the Company's Prospectus Supplement filed with the Securities Exchange Commission under Rule 424(b)(2) on March 3, 2005 (Registration No. 333-118128), is hereby incorporated by reference:

                  1.       Our Dividend Policy (p.21)


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

F. DIVIDENDS AND PAYING AGENTS

                  Not Applicable

G. STATEMENT BY EXPERTS

                  Not Applicable

H. DOCUMENTS ON DISPLAY

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website
(http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Reid House 31 Church Street, Hamilton HM F Bermuda.

         We furnish holders of our ordinary shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to shareholders in accordance with the rules of the New York Stock Exchange, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. All reports, proxy statements and other information filed by us with the New York Stock Exchange may be inspected at the New York Stock Exchange's offices at 20 Broad Street, New York, New York 10005. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

I. SUBSIDIARY INFORMATION

                  Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's borrowings, or the Loan under our credit facility

         Amounts borrowed under the credit facility will bear interest at a rate equal to LIBOR plus a margin between 0.80% to 1.20% per year (depending on the loan to vessel value ratio).

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

         As of December 31, 2004, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including Mr. Herbj0rn Hansson, acting as of that date as the Company's Chief Executive Officer and Rolf Amundsen, the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

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

ITEM 16.   RESERVED.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         The Board of Directors has determined that Mr. Torbj0rn Glads0 is an audit committee financial expert.

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

FISCAL YEAR ENDED DECEMBER 31, 2004                       $49,700
FISCAL YEAR ENDED DECEMBER 31, 2003                       $13,500

(b) Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2004                       $90,400
FISCAL YEAR ENDED DECEMBER 31, 2003                            $0

(c) Tax Fees

FISCAL YEAR ENDED DECEMBER 31, 2004                            $0
FISCAL YEAR ENDED DECEMBER 31, 2003                       $21,950


(d) All Other Fees

            Not applicable.

(e) Audit Committee's Pre-Approval Policies and Procedures

         Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

            (1) Not applicable.

(f) Not applicable.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

            Not Applicable

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

            Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

            Not Applicable


ITEM 18. FINANCIAL STATEMENTS



         See pages F-1 through F-11

NORDIC AMERICAN TANKER SHIPPING LIMITED


TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS             F-2

FINANCIAL STATEMENTS                                            F-3


Balance Sheets                                                  F-3


Statements of Operations                                        F-4

Statements of Cash Flows                                        F-5


Statements of Shareholders' Equity                              F-6


Notes to Financial Statements                                   F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited Bermuda


We have audited the balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nordic American Tanker Shipping as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


Oslo, Norway, 18 May, 2005

Deloitte Statsautoriserte Revisorer AS

BALANCE SHEET                                          Notes   Dec. 31          Dec. 31
All figures in USD                                             2004             2003
------------------------------------------------------------------------------------------
ASSETS
Current Assets
       Cash and Cash Equivalents                         1     30,732,516          565,924
       Accounts and Receivable                           1      4,539,354        8,142,307
       Prepaid Finance Charges                                  1,206,348           14,475
       Prepaid Insurance                                          273,362           91,667
------------------------------------------------------------------------------------------
Total Current Assets                                           36,751,580        8,814,373
------------------------------------------------------------------------------------------
Long-term Assets
       Vessels                                           4    187,301,038      128,081,925
       Prepaid Finance Charges                                    150,793                -
------------------------------------------------------------------------------------------
Total Assets                                                  224,203,411      136,896,298
------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
       Accounts Payable                                           411,366                -
       Deferred Revenue                                         1,286,070                -
       Accrued Liabilities                                        637,582           38,322
       Derivative Contract                                              -        1,150,000
       Current Portion of Long-term Debt                                -       30,000,000
-----------------------------------------------------------------------------------------
Total Current liabilities                                       2,335,018       31,188,322
-----------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
       Common Shares, par value $.01 per share,
       (51,200,000 shares authorized; 13,067,838
       Issued and outstanding, (9,706,606 in 2003)      6         130,678           97,066

       Additional Paid-in Capital                             265,752,581      144,395,866
       Accumulated Other Comprehensive Loss                             -      (1,150,000)
       Accumulated Deficit                                    (44,014,866)    (37,634,956)
------------------------------------------------------------------------------------------
Total Shareholders' Equity                                    221,868,393      105,707,976
------------------------------------------------------------------------------------------
Total liabilities & Shareholders' equity                      224,203,411      136,896,298
------------------------------------------------------------------------------------------

        The footnotes are an integral part of these financial statements

STATEMENT OF OPERATIONS
(all figures in USD)                                         Year Ended December 31,
                                                --------------------------------------------------
                                       Notes            2004             2003             2002
                                       -----            ----             ----             ----

Voyage Revenue                           1, 3        67,451,598       37,370,756        18,057,989
Voyage Expenses                                      (4,925,353)        (184,781)         (184,781)
Vessel Operating Expenses                            (1,976,766)               -                 -
Administrative Expenses                  2, 5       (10,851,688)       (468,087)         (427,048)
Depreciation                              4          (6,918,164)     (6,831,040)       (6,831,040)
                                                --------------------------------------------------
Net Operating Income                                 42,779,627       29,886,848        10,615,120
                                                --------------------------------------------------
Interest Income                                         143,230           26,462            21,409
Interest Expense                                     (1,971,304)      (1,797,981)       (1,764,424)
Other Financial Charges                                (135,621)         (15,040)          (24,837)
                                                --------------------------------------------------
Net Financial Items                                  (1,963,695)      (1,786,559)       (1,767,852)
                                                --------------------------------------------------
Net Profit before tax                                40,815,932       28,100,289         8,847,268
                                                --------------------------------------------------
Tax Expense                                                   -                -                 -
                                                --------------------------------------------------
Net Profit for the Year                              40,815,932       28,100,289         8,847,268
                                                --------------------------------------------------
Basic and Diluted Earnings per Share                      4.05             2.89               0.91
Weighted Average Number of
    Shares Outstanding                               10,078,391        9,706,606         9,706,606


        The footnotes are an integral part of these financial statements

STATEMENT OF CASH FLOWS
(all figures in USD)                                           Year Ended December 31,
                                                     -----------------------------------------------
                                                        2004             2003            2002
                                                        ----             ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit                                              40,815,932      28,100,289        8,847,268
Reconcilation of Net Profit to Net Cash From
Operating Activities
Depreciation                                             6,918,164       6,831,040        6,831,040
Amortization of Prepaid Finance Costs                      112,838          14,480           14,480
Share-based Compensation                                 9,252,365               -                -
Increase (decrease) in:
     Accounts Receivable                                 3,602,956     (4,865,784)      (3,106,343)
     Accounts Payable and Accrued Liabilities            1,010,626       (178,140)          176,800
     Deferred Revenue                                    1,286,075               -                -
     Other Assets                                        (181,695)         (8,334)         (12,337)
                                                    -------------      -----------      -----------
Net Cash Provided By Operating Activities               62,817,261      29,893,551       12,750,908
                                                    -------------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Vessels                                 (66,137,277)                                -
Net Cash Used In Investing Activities                 (66,137,277)               -                -

CASH FLOWS FROM FINANCING ACTIVITIES                                             -                -
Proceeds from Sale of Common Stock                     112,137,953               -                -
Proceeds from Use of the Credit Facility                96,000,000               -                -
Repayment of Debt                                    (126,000,000)               -                -
Loan Facility Costs                                    (1,455,503)               -                -
Dividends Paid                                        (47,195,842)    (29,605,410)     (13,103,993)
                                                    -------------      -----------      -----------
Net Cash Provided By (Used In) Financing Activities     33,486,608    (29,605,410)     (13,103,993)
                                                    -------------      -----------      -----------
Net Increase (Decrease) in Cash and Cash Equivalents    30,166,592         288,141        (353,085)
                                                    -------------      -----------      -----------
Beginning Cash and Cash Equivalents                        565,924         277,783          630,868
Ending Cash and Cash Equivalents                        30,732 516         565,924          277,783
                                                    -------------      -----------      -----------
Cash Paid for Interest                                   1,774,264       1,975,125        1,587,622


        The footnotes are an integral part of these financial statements

STATEMENTS OF SHAREHOLDERS' EQUITY
(all figures in USD)


                                                                           Accumulated
                                             Additional                         Other           Total           Total
                                  Common       Paid-in      Accumulated     Comprehensive    Shareholders'  Comprehensive
                                  Shares       Capital        Deficit            Loss           Equity          Income
-----------------------------------------------------------------------------------------------------------------------------
Balance at 01.01.02                 97,066  144,395,866    (31,873,110)       (778,000)       111,841,822
-----------------------------------------------------------------------------------------------------------------------------
Net Profit                                                   8,847,268                          8,847,268         8,847,268
Unrealized Loss on
Derivative Instruments                                                      (2,262,564)        (2,262,564)      (2,262,564)
Adjustment for Losses on
Derivatives Reclassified to
Earnings                                                                     1,024,564          1,024,564         1,024,564
Dividends Paid                                             (13,103,993)                       (13,103,993)

Total Comprehensive
Income                                                                                                            7,609,268
-----------------------------------------------------------------------------------------------------------------------------

Balance at 12.31.02                 97,066  144,395,866    (36,129,835)     (2,016,000)       106,347,097
Net Profit                                                  28,100,289                         28,100,289        28,100,289
Unrealized Loss on
Derivative Instruments                                                        (365,723)          (365,723)        (365,723)
Adjustment for Losses on
Derivatives Reclassified to
Earnings                                                                     1,231,723          1,231,723         1,231,723
Dividends Paid                                              (29,05,410)                       (29,605,410)
-----------------------------------------------------------------------------------------------------------------------------
Total Comprehensive
Income                                                                                                           28,966,289
-----------------------------------------------------------------------------------------------------------------------------

Balance at 12.31.03                 97,066  144,395,866    (37,634,956)     (1,150,000)       105,707,976
Net profit                                                  40,815,932                         40,815,932        40,815,932
Common Shares Issued                33,612  121,356,715                                       121,390,327
Unrealized Loss on
Derivative Instruments                                                         (20,710)           (20,710)         (20,710)
Adjustment for Losses on
Derivatives Reclassified to
Earnings                                                                     1,170,710          1,170,710         1,170,710
Dividends Paid                                             (47,195,842)                       (47,195,842)
-----------------------------------------------------------------------------------------------------------------------------
Total Comprehensive
Income                                                                                                           41,965,932
-----------------------------------------------------------------------------------------------------------------------------

Balance at 12.31.04                130,678  265,752,581    (44,014,866)              -        221,868,393
-----------------------------------------------------------------------------------------------------------------------------

                                The footnotes are an integral part of these financial statements

                     NORDIC AMERICAN TANKER SHIPPING LIMITED

                          NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Nature of Business: The principal business of Nordic American Tanker Shipping Limited (the "Company") is to own and operate Suezmax crude oil tankers.

Use of Estimates: Preparation of financial statements in accordance with US GAAP necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash with reputable financial institutions. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk.

Accounts receivable consist of uncollateralized receivables from international customers primarily in the international shipping industry. To minimize risk associated with international transactions, all sales are denominated in U.S.
currency. The Company routinely assesses the financial strength of its customers. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Property and Equipment: Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The Company's property and equipment consist solely of vessels. The estimated useful life of these vessels is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

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

Revenue Recognition: Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as the applicable vessel operates under the charter. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages. The operating results of voyages in progress at a reporting date are estimated and recognised pro-rata on a per day basis.

Financial Instruments: The fair values of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximated carrying value because of the short-term nature of these instruments

Finance costs: Finance costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight-line basis over the term of the relevant Credit Facility. Amortization of finance costs is included in interest expense.

Segment Information: The Company has identified only one operating segment under Statement of Financial Accounting Standards ("SFAS") No. 131 "Segments of an Enterprise and Related Information." The Company has only one type of vessel - Suezmax crude oil tankers - operating on time charter contracts at market related rates, in the spot market and on long-term bareboat contract.

Stock-Based   Compensation:   The  Company  follows  No.  123,  "Accounting  for
Stock-Based Compensation" ("SFAS 123"), which establishes a fair value-based method of accounting for stock-based compensation plans

Derivative Instruments and Hedging Activities: The Company accounts for its derivative instruments and hedging activities according to No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. This standard, as amended, requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as ineffective portions of any hedge, are recorded to earnings. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations.

Net Profit per Share: SFAS No. 128 "Earnings Per Share," (EPS) requires earnings per share to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (ie. stock options, warrants) outstanding during the period. The Company does not have any potentially dilutive or anti-dilutive securities outstanding.

Income taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

New  Pronouncements:  In December  2004,  the FASB issued SFAS No. 123  (revised
2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005, with early adoption encouraged. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The Company is currently evaluating the effect that the adoption of SFAS 123R will have on its results of operations and financial condition but does not expect it to have a material impact.

 In December  2004,  the FASB issued SFAS No.  153,  "Exchanges  of  Nonmonetary
Assets--An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its results of operations and financial condition but does not expect it to have a material impact.

2.  RELATED PARTY TRANSACTIONS

The Manager, Scandic American Shipping Ltd., is jointly owned by the Chairman and CEO of the Company, Mr. Herbj0rn Hansson, and a Board Member, Mr. Andreas Ove Ugland. The Manager, under the Management Agreement, assumes commercial and operational responsibility of our vessels and is required to manage our day-to-day business subject, always, to our objectives and policies as established from time to time by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to cover the cost incurred plus a management fee equal to $100,000 per annum. The Manager also has a right to 2% of the Company's total outstanding shares (see Note 7 "Share-Based Compensation"). The Company has recognized total costs of $653,799 for the services provided under the Management Agreement for the year ended December 31, 2004, additionally the Company recognized $9,252,365 in non-cash share-based compensation expense related to the issuance of shares to the Manager (see Note 7 "Share-Based Compensation"). Payable at year end was $105,080.

At the end of the year 2004 Mr. Ugland held a 25.7% ownership interest in IUM Shipmanagement AS (IUM), a third-party technical manager to whom the Manager has sub-contracted technical management for some of the vessels. The Company has recognized costs of $1,863,552 for the services provided under the Technical Management Agreements for the year ended December 31, 2004. Payable at year end was $116,681.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma DA which in the past has also provided and may continue to provide legal services to us. The Company has recognized costs of $33,435 for the services provided by Langangen & Helset Advokatfirma DA. Payable at year end was $38,157.

3.  REVENUE

For the twelve months ending December 31, 2004, our only source of income was from our four vessels of which two are on charter to BP Shipping, one vessel on charter to Gulf Navigation and one on charter to the previous owner. All of the Company's revenues are earned in international markets.

One customer accounted for 97% of Company's revenues during the year ended December 31, 2004. One customer accounted for 100% of Company's revenues during the year ended December 31, 2003 and December 31, 2002.

4.  PROPERTY AND EQUIPMENT

Property and equipment consist of four Suezmax crude oil tankers built in 1997. Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

                                                 2004                  2003
      ---------------------------------------------------------------------
      Acquisition cost                    $236,913,247          $170,775,970
      Accumulated depreciation            (49,612,209)          (42,694,045)
      ---------------------------------------------------------------------
                                          $187,301,038          $128,081,925
      =====================================================================

5.  ADMINISTRATIVE EXPENSES

                                                    2004            2003           2002
      ----------------------------------------------------------------------------------
      Management fee                            $175,000         $250,000       $250,000
      Directors and officers insurance           112,500          101,666         86,667
      Share-based compensation                 9,252,365                0              0
      Other fees and expenses                  1,311,823          116,421         90,381
      ---------------------------------------------------------------------------------
      Total administrative expenses          $10,851,688         $468,087       $427,048
      =================================================================================

6. STOCK HOLDERS' EQUITY

Authorized, and issued and outstanding common shares rollforward is as follows:

                                              Authorized Shares  Issued and
                                                                 Outstanding Shares
      -----------------------------------------------------------------------------
      Balance at 01.01.03                            51,200,000        9,706,606
      Follow-on Offering - November 2004                      -        3,105,000
      Share-based Compensation                                -          256,232
      ---------------------------------------------------------------------------
      Balance at 12.31.04                            51,200,000       13,067,838
      ---------------------------------------------------------------------------


7.  SHARE-BASED COMPENSATION

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager will be eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. No options have been issued or are outstanding at December 31, 2004.

Restricted Shares

The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and we have issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. At the time when additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance. During 2004 the Company has issued to the Manager an aggregate of 256,232 shares at an average fair value of $36.11. The share-based compensation expense related to the issuance of restricted shares to the Manager of $9,252,365 in 2004 was classified as administrative expenses.

8.  LONG-TERM DEBT

On September 29, 2004, the Company obtained an extension of the maturity of its $30 million loan from December 2004 to October 2007. Interest on the loan, as extended, was at a rate equal to LIBOR plus a margin of 0.70%.

In October 2004 the Company entered into the Credit Facility, which consists of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility will mature in October 2007 and the $250 million facility will mature in October 2005, unless the Company exercises the one-year extension option or the option to convert any drawn amounts to a five-year term loan. Amounts borrowed under the Credit Facility will bear interest at a rate equal to LIBOR plus a margin between 0.80% to 1.20% per year. The Company pays a commitment fee, at a rate ranging from 0.24% to 0.36% per year, on any undrawn amount.

On November 8, 2004, the Company repaid its $30 million loan with proceeds from the Credit Facility. The drawn amount on the credit facility was subsequently repaid with proceeds from the share issue on November 23, 2004. There were no outstanding borrowings under the Credit Facility at December 31, 2004.

9. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

In 2003, the Company had outstanding a $ 30 million variable rate loan that was repaid in November 2004. The Company had hedged the variable interest exposure by an interest rate swap whereby the Company paid a fixed interest rate and received a variable interest (LIBOR). The interest rate swap was designated as a cash flow hedge of the interest payments on the loan. The interest rate swap matured in 2004. The Company did not hold any derivative instruments at December 31, 2004.

The effective portion of gains and losses on the interest rate swap designated as a cash flow hedge was deferred to accumulated other comprehensive income and was reclassified to earnings as the hedged interest payments were recognized. The Company reclassified $1,170,000 from accumulated other comprehensive income to earnings in 2004. The reclassified loss was included in interest expense.

The fair value of the swap was recorded as a liability of $1,150,000 at December 31, 2003.

10.  COMMITMENTS AND CONTINGENCIES

Litigation and Environmental Matters -The Company can be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

11.  SUBSEQUENT EVENTS

In January 2005 the Company entered into two separate agreements to acquire a 1998 built Suezmax vessel and a 2005 Suezmax newbuilding at an aggregate purchase price of $149.25 million. The Company took delivery of the vessels in March 2005.

In February 2005 the Company granted, under the terms of the Company's 2004 Stock Incentive Plan, a total of 270,000 stock options. The closing price of our common shares on the date these options were granted was $48.95 per share as reported on the New York Stock Exchange. These options will vest in equal instalments on each of the first four anniversaries of the closing of the Company's follow-on offering in November 2004.

In March 2005, the Company sold 3,500,000 shares in a public offering in the US to fund the acquisition of the two vessels and to repay outstanding debt. The offering was priced at $49.50 per share, and net proceeds (after offering costs of $ 11.1 million) to the Company were $162.1 million. The Company issued 76,658 restricted shares to the Manager as a result of this offering (see Note 7 Share-based Compensation).

In May 2005 Mr. Andreas Ove Ugland has exercised a right to sell his shares in IUM Shipmanagement AS (IUM) and does no longer hold any interests in IUM.

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

4.4    Amended  and  Restated  Management  Agreement  dated June 30,  2004  between
       Scandic American  Shipping Ltd. and Nordic American Tanker Shipping Limited,
       as further amended on October 12, 2004.

4.5    2004 Equity Incentive Plan.

12.1   Rule 13a-14(a) Certification of the Chief Executive Officer.

12.2   Rule 13a-14(a) Certification of the Chief Financial Officer.

13.1   Certification of the Chief Executive Officer pursuant to Section 906 of the
       Sarbanes-Oxley Act of 2002.

13.2   Certification  of the Chief  Financial  Officer  pursuant  to  pursuant  to
       Section 906 of the Sarbanes-Oxley Act of 2002.

23.1   Consent of Deloitte Statsautoriserte Revisorer AS

-------------
* Incorporated herein by reference.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                             NORDIC AMERICAN TANKER
                             SHIPPING LIMITED


                             By: /s/ Herbj0rn Hansson
                                 -----------------------------
                                 Name:    Herbj0rn Hansson
                                 Title:   President

DATED:  June 30, 2005





01318.0002 #583523