Form 20-F
period 2005-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2006-06-30
CIK 1000177

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[_]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2005

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                         Commission file number 1-13944

[_]        SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.     None

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
-------------------------------------------------------------------------------

             (Exact name of Registrant as specified in its charter)

                               ISLANDS OF BERMUDA
 ------------------------------------------------------------------------------

                 (Jurisdiction of incorporation or organization)

                                  Thistle House
                                4 Burnaby Street
                                 Hamilton, HM11
                                     Bermuda

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

Common Shares, par value $0.01                                        21,046,400

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 [_] Yes   [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 [_] Yes   [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 [X] Yes   [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]   Accelerated filer [_]   Non-Accelerated filer [_]


Indicate by check mark which financial statement item the Registrant has elected to follow.

                             Item 17 [_]   Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 [_] Yes   [X] No

                                TABLE OF CONTENTS

Item 1.        Identity of Directors, Senior Management and Advisers...........6
Item 2.        Offer Statistics And Expected Timetable.........................6
Item 3.        Key Information.................................................6
      A.       Selected Financial Data.........................................6
      B.       Capitalization And Indebtedness.................................8
      C.       Reasons For The Offer And Use Of Proceeds.......................8
      D.       Risk Factors....................................................8
Item 4.        Information On The Company.....................................15
      A.       History And Development Of The Company.........................15
      B.       Business Overview..............................................16
      C.       Organizational Structure.......................................28
      D.       Property, Plant And Equipment..................................28
Item 5.        Operating And Financial Review And Prospects...................29
      A.       Operating Results..............................................33
      B.       Liquidity and Capital Resources................................30
      C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC............32
      D.       Trend Information..............................................32
      E.       Off Balance Sheet Arrangements.................................32
      F.       Disclosure Of Contractual Obligations..........................32
Item 6.        Directors, Senior Management And Employees.....................33
      A.       Directors And Senior Management................................33
      B.       Compensation...................................................36
      C.       Board Practices................................................37
      D.       Employees......................................................37
      E.       Share Ownership................................................37
Item 7.        Major Shareholders And Related Party Transactions..............38
      A.       Major Shareholders.............................................38
      B.       Related Party Transactions.....................................38
      C.       Interests Of Experts And Counsel...............................38
Item 8.        Financial Information..........................................38
      A.       Consolidated Statements And Other Financial Information........38
      B.       Significant Changes............................................39
Item 9.        The Offer And Listing..........................................39
Item 10.       Additional Information.........................................40
      A.       Share Capital..................................................40
      B.       Memorandum And Articles Of Association.........................40
      C.       Material Contracts.............................................42
      D.       Exchange Controls..............................................42
      E.       Taxation.......................................................43
      F.       Dividends And Paying Agents....................................43
      G.       Statement By Experts...........................................43
      H.       Documents On Display...........................................43
      I.       Subsidiary Information.........................................44
Item 11.       Quantitative And Qualitative Disclosures About Market Risk.....44
Item 12.       Description Of Securities Other Than Equity Securities.........44
Item 13.       Defaults, Dividend Arrearages And Delinquencies................44
Item 14.       Material Modifications To The Rights Of Security Holders
                   And Use Of Proceeds........................................44
Item 15.       Controls And Procedures........................................44
Item 16.       Reserved.......................................................45
    ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT...............................45
    ITEM 16B.  CODE OF ETHICS.................................................45
    ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.........................45
    ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.....46
    ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER
                   AND AFFILIATED PERSONS.....................................46
Item 17.       Financial Statements...........................................46
Item 18.       Financial Statements...........................................46

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

Please note in this annual report, "we", "us", "our", and "The Company", all refer to Nordic American Tanker Shipping Limited and its subsidiaries.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

            Not Applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

            Not Applicable

ITEM 3.     KEY INFORMATION

     A.     SELECTED FINANCIAL DATA

The following historical financial information should be read in conjunction with our audited consolidated financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects." The statement of operations data for each of the three years ended December 31, 2003, 2004, and 2005 and selected balance sheet data as of December 31, 2004 and 2005 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for the years ended December 31, 2001 and 2002 and selected balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited financial statements not included in this document.


SELECTED FINANCIAL DATA

                                                                       December 31,
------------------------------------------------------------------------------------------------------------------------------------
All figures in USD                                         2005            2004            2003            2002            2001
------------------------------------------------------------------------------------------------------------------------------------
Voyage revenue                                         117,110,178      67,451,598      37,370,756      18,057,989      28,359,568
Voyage expenses                                        (30,980,916)     (4,925,353)       (184,781)       (184,781)       (184,781)
Vessel operating expense                               (11,220,770)     (1,976,766)              -               -               -
excl. depreciation expense presented below
Administrative expenses                                 (8,492,164)    (10,851,688)       (468,087)       (427,048)       (353,739)
Depreciation                                           (17,529,000)     (6,918,164)     (6,831,040)     (6,831,040)     (6,831,040)
------------------------------------------------------------------------------------------------------------------------------------
Net operating income                                    48,887,328      42,779,627      29,886,848      10,615,120      20,990,008
------------------------------------------------------------------------------------------------------------------------------------
Interest income                                            850,803         143,230          26,462          21,409         189,244
Interest expense                                        (3,453,963)     (1,971,304)     (1,797,981)     (1,764,424)     (1,769,000)
Other financial Income (Charges)                            33,574        (135,621)        (15,040)        (24,837)        (24,776)
------------------------------------------------------------------------------------------------------------------------------------
Net financial items                                     (2,569,586)     (1,963,695)     (1,786,559)     (1,767,852)     (1,604,532)
------------------------------------------------------------------------------------------------------------------------------------
Net profit                                              46,317,742      40,815,932      28,100,289       8,847,268      19,385,476
====================================================================================================================================
Basic and diluted earnings per share                          3.03            4.05            2.89            0.91            2.00
Cash dividends declared per share                             4.21            4.84            3.05            1.35            3.87
Weighted average shares outstanding basic and diluted   15,263,622      10,078,391       9,706,606       9,706,606       9,706,606

Other financial data:
Net cash from operating activities                      51,055,588      62,817,261      29,893,551      12,750,908      36,272,601
Dividend paid                                           64,279,487      47,195,842      29,605,410      13,103,993      37,564,658

Selected Balance Sheet Data (at period end):
Cash and cash equivalents                               14,240,482      30,732,516         565,924         277,783         630,868
Total assets                                           505,844,453     224,203,411     136,896,298     138,579,559     142,658,488
Total debt                                             130,000,000               0      30,000,000      30,000,000      30,000,000
Shareholders' equity                                   370,872,171     221,868,393     105,707,976     106,347,097     111,841,822


     B.     CAPITALIZATION AND INDEBTEDNESS
            Not Applicable

     C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

            Not Applicable

     D.     RISK FACTORS

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

                         Industry Specific Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings.

If the tanker market, which has been cyclical, is depressed in the future, our earnings and available cash flow may decrease. Our ability to recharter our vessels or to sell them on the expiration or termination of their charters and the charter rates payable under our two spot market related time charters, our spot charters, or any renewal or replacement charters, will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

        The factors that influence demand for tanker capacity include:

        o       demand for oil and oil products,

        o       supply of oil and oil products,

        o       regional availability of refining capacity,

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

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Eight of our nine vessels are currently operated in the spot market or on spot market related time charters. We cannot assure you that we will receive any minimum level of charterhire for the vessels operated in the spot market or on spot market related time charters.

We will be dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently operate a fleet of nine vessels, including the vessel delivered to us in April 2006. Of those nine vessels, one is on a long term fixed-rate charter, while the other eight are employed in the spot market or on time charters with spot market related rates. We are currently also pursuing the acquisition of a tenth vessel which we would also intend to spot charter in the near term. Therefore we are highly dependent on spot market charter rates.

We may enter into spot charters for any additional vessels that we may acquire in the future. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably and to pay dividends.

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

The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002, each of which imposes environmental, technical, safety, operational or financial requirements on us. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and may limit our ability to operate our business or require significant capital expenditures be incurred on our vessels to keep them in compliance.

The value of our vessels may fluctuate and could result in a lower price of our common shares.

Tanker values have generally experienced high volatility. You should expect the market value of our oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under our $300 million revolving credit facility, or the New Credit facility. If we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower share price.

Shipping is an inherently risky business involving global operations and our vessels are exposed to international risks which could reduce revenue or increase expenses.

Shipping companies conduct global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001 and the United States' continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. The continuing conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further instability including in the oil markets. Terrorist attacks, such as the attack on the M.T. Limburg in Yemen in October 2002, may also negatively affect our trade patterns or other operations and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Arrests of our vessels by maritime claimants could cause a significant loss of earnings for the related off-hire period.

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

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Although we, as the owner, would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

                          Company Specific Risk Factors

We cannot guarantee that we will continue to make cash distributions.

We have made distributions quarterly since September 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. The Credit Facility prohibits the declaration and payment of dividends if we are in default under it. We refer you to Item 4--Information on the Company--Business Overview--Our Credit Facility for more details. In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board of Directors and compliance with Bermuda law, and may be dependent upon the adoption at the annual meeting of shareholders of a resolution effectuating a reduction in our share premium in an amount equal to the estimated amount of dividends to be paid in the next succeeding year. We refer you to Item 8--Financial Information--Dividend Policy for more details. We cannot assure you that we will pay dividends at rates previously paid or at all.

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

        o       identify   suitable   tankers  and/or  shipping   companies  for
                acquisitions,

        o identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures,

        o integrate any acquired tankers or businesses successfully with our existing operations,

        o hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet,

        o       identify additional new markets,

        o improve our operating, financial and accounting systems and controls, and

        o       obtain required financing for our existing and new operations.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. In addition, in November 2004, we transitioned from a bareboat charter company to an operating company. We may incur unanticipated expenses as an operating company. The number of employees of Scandic American Shipping Ltd., or the Manager, that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to require the Manager to hire more employees or adequately improve those systems. In addition, we have incurred and will continue to incur expenses associated with compliance with the Sarbanes-Oxley Act of 2002. Section 404 of that Act requires public companies include in annual reports a report containing management's assessment of the effectiveness of the Company's internal control over financial reporting and a related attestation of the Company's independent auditors. This requirement will first apply to us with respect to the fiscal year ending December 31, 2006. We have begun a comprehensive effort in preparation for compliance with Section 404 including the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements when they become applicable to us. If our independent auditor is unable to provide us with an unqualified attestation report on a timely basis as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), each of which could lower dividends per share. If we are unable to execute the points noted above, our financial condition and dividend rates may be adversely affected.

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

Herbjorn Hansson, our Chairman, President and Chief Executive Officer, is also an owner of the Manager. In addition, one of our directors is also an owner of the Manager. The Manager may engage in business activities other than with respect to the Company. The fiduciary duty of a director may compete with or be different from the interests of the Manager and may create conflicts of interest in relation to that director's duties to the Company.

An increase in operating costs could adversely affect our cash flow and financial condition.

Under the original bareboat charters to BP Shipping, BP Shipping was responsible for our vessels' operating and voyage costs. Under the time and spot charters of eight of our nine vessels, we are responsible for many of such costs. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and fuel, have been increasing. The price of fuel is near historical high levels and may increase in the future. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs would decrease earnings and dividends per share.

Our vessels operate in the highly competitive international tanker market.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. The ninth vessel that we took delivery of in early April 2006 is secondhand. Further, we are pursuing the acquisition of a tenth secondhand modern double-hull Suezmax tanker. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

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

Borrowing under the New Credit Facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under the New Credit Facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

        o       seeking to raise additional capital,

        o       refinancing or restructuring our debt,

        o       selling tankers or other assets, or

        o       reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under the Credit Facility, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes our entire fleet and substantially all of our assets.

Our New Credit Facility contains restrictive covenants which may limit our liquidity and corporate activities.

The New Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

        o pay dividends and make capital expenditures if we do not repay amounts drawn under the New Credit Facility or if there is another default under the New Credit Facility,

        o       incur  additional   indebtedness,   including  the  issuance  of
                guarantees,

        o       create liens on our assets,

        o change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

        o       sell our vessels,

        o merge or consolidate with, or transfer all or substantially all our assets to, another person, or

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

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income and such income will be subject to a 4% United States federal income tax unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by certain non-United States corporations. We believe that we currently qualify for this statutory tax exemption and we will take this position for U.S. tax return reporting purposes. However, there are several risks that could cause us to become taxed on our U.S. source shipping income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status.

If we are not entitled to this statutory tax exemption for any taxable year, we would be subject for any such year to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

If U.S. tax authorities were to treat us as a "passive foreign investment company," that could have adverse consequences on U.S.
holders.

A foreign corporation will be treated as a "passive foreign investment company" for U.S. Federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income," or
(2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, such types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." Those holders of stock in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. Federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, dividends paid by us would not be treated as "qualified dividend income" eligible for preferential tax rates in the hands of noncorporate U.S. shareholders.

Based on our current and expected future operations, we believe that we are no longer a passive foreign investment company with respect to the taxable year 2005 and thereafter. As a result, noncorporate U.S. shareholders should be eligible to treat dividends paid by us in 2006 and thereafter as "qualified dividend income" which is subject to preferential tax rates (through 2010). Since we expect to derive more than 25% of our income each year from our time chartering and voyage chartering activities, we believe that such income will be treated for relevant U.S. Federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute "passive income," and the assets that we own and operate in connection with the production of that income (which should constitute more than 50% of our assets each year), in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations.

                      Risks Relating to Our Common Shares

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Investors in our common shares may not be able to resell their shares at or above their purchase price due to those factors, which include the risks and uncertainties set forth in this annual report.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Bermuda exempted company. Our memorandum of association and bye-laws and The Companies Act, 1981 of Bermuda, or the Companies Act, govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, the principles governing Section 111 have not been well developed.

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

ITEM 4.     INFORMATION ON THE COMPANY

     A.     HISTORY AND DEVELOPMENT OF THE COMPANY

Nordic American Tanker Shipping Limited, or the Company, was founded on June 12, 1995 under the laws of the Islands of Bermuda and we maintain our principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.

The Company was formed for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued contracts with BP Shipping by time chartering to it two of our original vessels at spot market related rates for three-year terms up to the autumn of 2007. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option. We acquired our fourth vessel in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005 and our ninth vessel in April 2006. We currently operate eight vessels in the spot market or on spot market related time charters.

     B.     BUSINESS OVERVIEW

Our Fleet

Our fleet, including the additional vessel we have acquired in April 2006, consists of nine modern double-hull Suezmax tankers. The following chart provides information regarding each vessel, including its employment status.

                                 Year                Employment Status
Vessel               Yard        Built     Dwt       (Expiration Date)       Flag
----------------------------------------------------------------------------------------
Gulf Scandic        Samsung      1997    151,459    Bareboat   (Nov. 2009)    Isle of Man
Nordic Hawk         Samsung      1997    151,459    TC/Spot(1) (Oct. 2007)    Bahamas
Nordic Hunter       Samsung      1997    151,459    TC/Spot(1) (Sep. 2007)    Bahamas
Nordic Voyager      Dalian New   1997    149,591    Spot                      Norway
Nordic Freedom      Daewoo       2005    159,500    Spot       (Mar. 2007)    Bahamas
Nordic Fighter      Hyundai      1998    153,181    Spot                      Norway
Nordic Discovery    Hyundai      1998    153,181    Spot                      Norway
Nordic Saturn       Daewoo       1998    157,332    Spot                      Marshall Islands
Nordic Jupiter(2)   Daewoo       1998    157,332    Spot                      Marshall Islands

        (1) TC/Spot = Time Charter on spot market related terms.
        (2) The vessel was delivered to us on April 10, 2006.

Our Charters

We operate our vessels on bareboat charters, time charters and in the spot market. Our goal is to take advantage of potentially higher market rates through time charters with spot market related rates and voyage charters. Including our recent acquisition, we plan to operate eight of our nine vessels in the spot market or on spot market related time charters, although we may consider charters at fixed rates depending on market conditions.

Bareboat Charters

We have chartered one of our vessels (the Gulf Scandic) under a bareboat charter to Gulf Navigation, for a period of five years, terminating in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation's option. Under the terms of the bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. The charterhire is payable to us monthly in advance. Under certain circumstances, including in the event the vessel is lost, the bareboat charter will be deemed terminated and Gulf Navigation will not be obligated to pay the charterhire.

During the charter period, Gulf Navigation will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel. During the bareboat charter period, we have the responsibility to insure the vessel at our expense against hull and machinery and war risks. However, Gulf Navigation is required to insure against protection and indemnity risks. Upon the expiration of the bareboat charter, Gulf Navigation is required to redeliver the vessel in the same or as good structure, state, condition and class as that in which the vessel was delivered, fair wear and tear not affecting class excepted.

Under the terms of the bareboat charter, Gulf Navigation has agreed to indemnify us against any loss, damage or expense incurred by us arising out of the operation of the vessel by Gulf Navigation and against any lien arising out of an event occurring during the charter period.

Time Charters

We have chartered two of our vessels (the Nordic Hawk and the Nordic Hunter) under spot market related time charters to BP Shipping for a period of three years each, terminating between September 1 and October 31, 2007. The amount of charterhire payable under the charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5%. Since the charterhire paid to us will be based on this formula, at times, the charterhire payable may be higher or lower than rates achieved by other tanker operators in the spot market operating on these or other routes. The charterhire is payable to us monthly.

Under the time charters, BP Shipping is generally responsible for, among other things, the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods), port charges, and costs related to towage, pilotage, mooring loading and discharging facilities and services. Under time charters, we are generally required, among other things, to keep the related vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations. We are also required to insure the related vessel against protection and indemnity risks, hull and machinery and war risks, and provide standard oil pollution insurance cover. If any off-hire period exceeds thirty consecutive days, BP Shipping will have the option to terminate the charter.

Spot Charters

We currently operate one vessel (the Nordic Freedom) in the spot market (other than in a pool). Tankers operating in the spot market typically are chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We will be responsible for paying both operating costs and voyage costs and the charterer will be responsible for any delay at the loading or discharging ports. Under voyage charters, we are generally required, among other things, to keep the related vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

Pooling Arrangements

We currently operate five of our vessels (the Nordic Voyager, Nordic Discovery, Nordic Fighter, Nordic Saturn and Nordic Jupiter) in spot market pools with other vessels that are not owned by us. The pools are managed by third party pool administrators. The pool administrator of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

The Management Agreement

Under the Management Agreement by and between the Company and Scandic American Shipping Ltd., or the Manager, the Manager assumes commercial and operational responsibility of our vessels and is required to manage our day-to-day business subject, always, to our objectives and policies as established from time to time by the Board of Directors. The Manager sub-contracts certain of these duties to Teekay Marine Services AS (formerly IUM Shipmanagement AS), a third-party technical manager affiliated with Teekay Shipping Corporation, a publicly traded shipping company. All decisions of a material nature concerning our business are reserved to our Board of Directors. The Management will terminate on June 30, 2019, unless earlier terminated pursuant to its terms, as discussed below, or extended by the parties following mutual agreement.

For its services under the Management Agreement, the Manager is entitled to cover its costs incurred plus a management fee equal to $100,000 per annum. The management fee is payable to the Manager quarterly in advance. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management
Agreement to eliminate this payment, and we issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are nontransferable for three years from issuance.

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

        o       administrative  expenses,  including,  among  others,  for third
                party   public   relations,   insurance,   franchise   fees  and
                registrars' fees,

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

        o brokerage commissions payable by us on the gross charter hire received in connection with the charters,

        o       directors' fees and meeting expenses,

        o       audit fees,

        o       other expenses approved by the Board of the Directors and

        o attorneys' fees and expenses, incurred on our behalf in connection with (A) any litigation commenced by or against us or
                (B) any claim or investigation by any governmental, regulatory or self-regulatory authority involving us.

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

        We may terminate the Management Agreement in the event that:

        o the Manager commits any material breach or omission of its material obligations or undertakings thereunder that is not remedied within thirty days of our notice to the Manager of such breach or omission,

        o the Manager fails to maintain adequate authorization to perform its duties thereunder that is not remedied within thirty days,

        o       certain events of the Manager's bankruptcy occur, or

        o it becomes unlawful for the Manager to perform its duties under the Management Agreement.

Commercial and Technical Management Agreements

We have entered into a commercial management agreement with Teekay Chartering Limited, or Teekay, an affiliate of Teekay Shipping Corporation for the Nordic Freedom. Under the supervision of the Manager, Teekay's duties include seeking and negotiating charters for this vessel.

We have entered into a commercial management agreement with the Swedish based Stena Bulk AS, or Stena, for the Nordic Voyager, which is operated in a pool with other Stena-controlled Suezmax tankers. Under the supervision of the Manager, Stena's duties in the pool include seeking and negotiating charters for this vessel.

We have entered into a commercial management agreement with Frontline Management ASA, or Frontline, for the Nordic Fighter and the Nordic Discovery, which are operated in a pool with other Frontline controlled Suezmax tankers. Under the supervision of the Manager, Frontline's duties in the pool include seeking and negotiating charters for these vessels.

We have entered into a commercial management agreement with the U.S. based OMI Corporation, or OMI, for the Nordic Saturn and Nordic Jupiter, which are operated in a pool with other OMI-controlled Suezmax tankers. Under the supervision of the Manager, OMI's duties in the pool include seeking and negotiating charters for these vessels. We have entered into a technical management agreement for Nordic Jupiter with OMI Marine Services under the supervision of the Manager.

We have entered into a technical management agreement for the Nordic Hawk, Nordic Hunter, Nordic Voyager, Nordic Freedom and Nordic Saturn with Teekay Marine Services AS (formerly IUM Shipmanagement AS) under the supervision of the Manager.

We have entered into a technical management agreement for the Nordic Fighter and the Nordic Discovery with V.Ships Norway AS, or V.Ships. V.Ships is a marine service group that provides ship management and related services to a managed fleet of approximately 650 vessels worldwide.

Compensation under the commercial and technical management agreements is in accordance with industry standards.

Our Credit Facility

In September 2005, we entered into a new $300 million revolving credit facility, which we refer to as the New Credit Facility. The New Credit Facility became effective as of October 2005 and replaced our previous credit facility from October 2004, a portion of which was set to mature in October 2005. The New Credit Facility will mature in September 2010.

The New Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The New Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the New Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We must pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

In September 2005, we borrowed $60.0 million under our previous credit facility to finance part of the purchase price of our seventh vessel that we acquired in August 2005, and $7.0 million to finance the down payment for the acquisition of our eighth vessel.

In October 2005, we refinanced the borrowings of $67.0 million under our previous credit facility by drawing on our New Credit Facility. In November 2005, we borrowed $63.0 million under our New Credit Facility to finance part of the purchase price or our eighth vessel that we acquired in September 2005. Our aggregate borrowings under our New Credit Facility are $130.0 million as of December 31, 2005.

Borrowings under the New Credit Facility are secured by mortgages over our existing and new vessels and assignments of earnings and insurances, and drawings will be available subject to loan to vessel value ratios. We are subject to mandatory prepayment upon the occurrence of certain events. The terms and conditions of the New Credit Facility require compliance with certain restrictive covenants, which we feel are consistent with loan facilities incurred by other shipping companies. Under the New Credit Facility, we are, among other things, required to:

        o       maintain certain loan to vessel value ratios,

        o       maintain a book equity of no less than $150.0 million,

        o       remain listed on a recognized stock exchange, and

        o obtain the consent of the lenders prior to creating liens on or disposing of our vessels.

The New Credit Facility provides that we may not pay dividends if following such payment we would not be in compliance with certain financial covenants or there is a default under the New Credit Facility.

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

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier (ULCC) - with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier (VLCC) with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt;
(iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 60,000 to 70,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The Tanker Market 2005

For the third year in a row the tanker market was very profitable for tanker owners. Even though 2005 was not as robust as 2004 for crude carriers, it was the second best year since the 1970s. In the single voyage market, VLCCs reached an average of $55,000 per day, down from the extraordinary high of $89,000 the year before. Suezmaxes achieved $48,000 per day, versus $65,000 in 2004. Corresponding rates for Aframaxes were $40,000 compared with $47,000 in 2004.

Estimates indicate an increase in seaborne oil trade of 3.5% from 2004 to 2005 and a slight reduction in average transport distance. Based on industry reports, there was an increase in waiting time in ports and straits compared with the year before, leading to a decline in the productivity of the fleet. Our preliminary estimates show an overall growth of 3% to 4% in tanker tonnage demand from 2004 to 2005.

The tanker fleet, excluding chemical tankers, rose at the highest rate in many years on a dwt basis, with deliveries of 28 million dwt, while scrapping and other removals amounted to no more than 5 million dwt. Fleet growth by dwt in 2005 was as high as 7%, resulting in a drop in the fleet's utilization rate from 91.5% in 2004 to 88.5% in 2005.

The most important trend in the global oil market in 2005 was the stagnation in oil production outside OPEC. Hurricane-related supply disruptions in the U.S. Gulf, higher than anticipated North Sea depletion rates and a more moderate growth in Russian oil output were the main elements behind the stagnation of non-OPEC production.

The consequence of less oil from non-OPEC sources was an increased demand for OPEC oil. Since OPEC was already producing at almost full capacity, most of the extra demand resulted in higher prices. Lack of spare oil production capacity drove crude oil prices to, at its peak, above $70 per barrel and dampened the extremely strong growth in oil consumption of close to 4% in 2004 to only 1.3% in 2005, according to the most recent estimates.

The sale and purchase market for tankers was strong in 2005, especially for very modern tankers. Values for double hull tankers increased on average approximately 7.5%, whereas values for single hull tankers on average fell approximately 10%.

According to the January 2005 Oil and Gas Journal, the Middle East has 57.1% of the world's proven oil reserves, which will continue to drive long and medium haul seaborne transportation. World oil production reached 84.6 million barrels per day in January 2006. OPEC countries located in the Middle East supplied approximately a quarter of this volume. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and consuming areas means that such a trend would boost ton-miles (the product of volumes and transport distances) and could be beneficial for tanker demand.

A significant and ongoing shift toward quality in vessels and operations has taken place during the last decade as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the U.S. Oil Pollution Act of 1990, International Maritime Organization protocols and classification society procedures, demanding higher quality tanker construction, maintenance, repair and operations. Operators that have proven an ability to seamlessly integrate these required safety regulations into their operations are being rewarded. For example, the emergence of vessels equipped with double hulls represented a differentiation in vessel quality and enabled such vessels to command improved earnings in the spot charter markets. The effect has been a shift in major charterers' preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single-hull vessels. These changes were reflected in the sharp increase in scrapping of older vessels during periods of weaker market conditions in recent years. As a result, the net increase in transportation capacity for Suezmax tankers has been relatively low during this period, or 7.0% from 1993 through 2003 according to R.S. Platou Economic Research a.s. However, due to the increase in oil demand, deliveries have increased and net Suezmax tanker capacity has grown 13.5% since the beginning of 2003. We believe charterers generally prefer more modern, double-hull vessels resulting in a portion of the older vessels achieving lower levels of employment. Two major oil companies have announced they will no longer charter single-hull tonnage.

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

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention, if the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.7 million plus $942 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $134 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on June 6, 2006. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

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

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

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

European Union Tanker Restrictions

In July 2003, the European Union adopted regulations that accelerate the IMO single hull tanker phase-out timetable. Under the regulation no oil tanker is allowed to operate under the flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless such tanker is a double hull oil tanker:

--------------------------------------------------------------------------------
Category of Oil Tankers                         Date or Year
--------------------------------------------------------------------------------
Category 1 oil tankers of 20,000 dwt and
above carrying crude oil, fuel oil, heavy       2003 for ships delivered in
diesel oil or lubricating oil as cargo,         1980 or earlier
and of 30,000 dwt and above carrying            2004 for ships delivered in 1981
other oils, which do not comply with            2005 for ships delivered in
the requirements for protectively located       1982 or later
segregated ballast tanks
--------------------------------------------------------------------------------
Category 2 - oil tankers of 20,000 dwt
and above carrying crude oil, fuel oil,         2003 for ships delivered in
heavy diesel oil or lubricating oil as or       1975 or earlier
cargo, and of 30,000 dwt and above carrying     2004 for ships delivered in 1976
other oils, which do comply with the            2005 for ships delivered in 1977
protectivel located segregated ballast          2006 for ships delivered in 1978
tank requirements                               and 1979
                                                2007 for ships delivered in 1980
and                                             and 1981
                                                2008 for ships delivered in 1982
Category 3 - oil tankers of 5,000 dwt and       2009 for ships delivered in 1983
above but less than the tonnage specified       2010 for ships delivered in
for Category 1 and 2 tankers.                   1984 or later
--------------------------------------------------------------------------------

Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008. The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation. The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single- hull tankers of 600 dwt and above carrying high grade oil, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union has also adopted legislation that: (1) bans manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six -month period) from European waters and creates an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. We are in compliance with the ISPS Code. Among the various requirements are:

        o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

        o       on-board installation of ship security alert systems;

        o       the development of vessel security plans; and

        o       compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register of Shipping (one vessel) and Det norske Veritas (eight vessels). All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage, except for pollution, is unlimited.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

     C.     ORGANIZATIONAL STRUCTURE

Prior to September 30, 1997, the Company was a wholly owned subsidiary of Ugland Nordic Shipping ASA, or UNS, a Norwegian shipping company whose shares were listed on the Oslo Stock Exchange. On September 30, 1997, 11,731,613 warrants for the purchase of the Company's common shares, which had been sold to the public in 1995, were exercised. Until May 30, 2003, UNS acted as the Manager, and provided managerial, administrative and advisory services to the Company pursuant to the Management Agreement. Since May 30, 2003, Scandic American Shipping Ltd. has acted as the Company's Manager, and provides such services pursuant to the Management Agreement. The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company. See Item 4--Information on the Company -- Business Overview --The Management Agreement.

     D.     PROPERTY, PLANT AND EQUIPMENT

See Items 4 - Information on the Company - Business Overview - Our Fleet, for a description of our vessels. The vessels are mortgaged for securing the new credit facility.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

            Not applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A.     OPERATING RESULTS

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

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States . Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. For bareboat charters operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. The following table reconciles our net voyage revenues to voyage revenues. In 2004, our calculation methodology for net voyage revenues was adjusted to better reflect the various commission schemes under which we operate. Prior period TCE amounts have been adjusted to conform to the 2004 reconciliation.

                           Year Ended          Year Ended         Year Ended
                        December 31, 2005   December 31, 2004  December 31, 2003
-------------------------------------------------------------------------------
Voyage Revenue            117,110,178         67,451,598           37,370,756
Voyage Expenses           (30,980,916)        (4,925,353)            (184,781)
-------------------------------------------------------------------------------
Net Voyage Revenue         86,129,262         62,526,245           37,185,975
-------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Voyage revenues increased by 73.6% to $117,110,178 in 2005 from $67,451,598 in 2004. Net voyage revenues increased by 37.7% to $86,129,262 in 2005 from $62,526,245 in 2004. Voyage expenses increased by 529% to $30,980,916 in 2005 from $4,925,353 in 2004. The increase in voyage revenues and net voyage revenues is primarily due to the growth of the Company. The Company increased its fleet from 4 vessels as at December 31, 2004 or 1,133 ship days, meaning the number of days the Company's vessels were generating revenue, during 2004 to 8 vessels as at December 31, 2005 or 2,193 ship days during 2005. This represents an increase in cargo capacity of 93.5%.

Vessel operating expenses were $11,220,770 for 2005 compared to $1,976,766 for 2004. The increase is due to the change in the Company's current operating structure as of October 2004 from a passive leasing company into an operating company. Prior to October 2004 the original three vessels were on bareboat charter to BP Shipping. Under bareboat charter agreements all vessel operating expenses are paid by the charterer.

Administrative expenses were $8,492,164 for 2005 compared to $10,851,688 for 2004. The decrease was due to the non-cash charge of $9,252,365 in 2004 compared to $3,582,995 in 2005 that is linked to a change in the compensation scheme for our Manager. This decrease was off-set by a full year of general and administrative expenses reflecting the new operating structure of the Company as described above. The original incentive plan for the Manager was a revenue based cash commission structure. The Manager agreed to eliminate the commission. The cash commission was replaced by restricted share issuances to the Manager of 2% of the Company's outstanding common shares from time to time in order to align the interests of the Manager and the Company. These restricted shares are non-transferable for three years from issuance. In connection with the transition to an operating company, the Company introduced a stock incentive plan with 400,000 shares reserved for issuance of which 320,000 stock options were granted at December 31, 2005. The initial strike price for options granted in 2005 was equal to $38.75, which was the offering price per share of our common shares in our follow-on offering in November 2004. The Company has recorded a compensation cost of $1,415,000 associated with the employee stock option awards. For further information, see Item 6 -- Directors, Senior Management and Employees -- 2004 Stock Incentive Plan.

Net operating income for 2005 increased 14.3% from the comparable period in 2004 from $42,779,627 to $48,887,328 primarily due to increased revenue offset partially by increased costs as described above.

Depreciation, which includes depreciation of vessels and amortization of drydockings, increased from $6,918,164 for 2004 to $17,529,000 for 2005. The increase is due to the increase in book value of our fleet as a result of our acquisitions of four vessels during 2005 compared to acquisition of one vessel during 2004.

Interest expense increased from $1,971,304 for 2004 to $3,453,963 for 2005. The increase is primarily due to the decision of the Board to keep non-retiring debt on the balance sheet in the region of $15 million per vessel which we believe is an appropriate debt to equity ratio for the Company.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Voyage revenues increased by 80.5% to $67,451,598 in 2004, from $37,370,756 in 2003. Net voyage revenues increased by 68.1% to $62,526,245 in 2004, from $37,185,975 in 2003. The increase in voyage revenues and net voyage revenues was due to higher tanker spot market rates in the twelve month period in 2004 and the addition of one vessel on November 23, 2004. The tanker spot market rates are determined by the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles, and the supply of vessels to transport that oil. As a result of the strong spot market rates during 2004, our TCE rates increased 46.6% to $62,231 for 2004, from $42,460 for 2003.

Vessel operating expenses were $1,976,766 for 2004. There are no comparable figures for 2003. The Company did not have vessel operating expenses for the comparable period of 2003 since all the vessels were chartered to BP Shipping under bareboat charter agreements. Under bareboat charter agreements all vessels operating expenses are paid by the charterer.

Administrative expenses increased by 2,218% to $10,851,688 in 2004, from $468,087 in 2003. The increase is primarily due to share-based expense of $9,252,365, which results from a change in the compensation scheme for our Manager, Scandic American Shipping Ltd. The Management Agreement was amended in 2004 from a cash commission structure based on charter revenue to a share-based structure that provides 2% of the Company's outstanding shares to the Manager. Other administrative costs have increased as a result of the transition to an operating company. In 2004, the Company engaged the Manager to assume the commercial and operational responsibility of our vessels and to manage our day-to-day business. This agreement is based on cost incurred plus a fixed fee of $100,000 per annum. Until June 30, 2004, the Company paid an annual fixed fee of $250,000 for these services. Furthermore, the Company hired our Chief Executive Officer, Herbjorn Hansson, in 2004.

Net operating income for 2004 increased 43.1% from the comparable period in 2003 from $29,886,849 to $42,779,627 primarily due to increased revenue partially offset by increased costs as described above.

     B.     LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Cash flows provided by operating activities decreased by 18.7% in 2005 to $51,055,588 compared to $62,817,261 in 2004 primarily derived from the growth of the Company as described above.

Cash flow provided from financing activities was $226,613,441 for 2005 compared to $33,486,608 for the same period in 2004. The increase was due to (i) increase in proceeds from 2004 to 2005 of $49.8 million from a follow-on offering, (ii) increase from 2004 to 2005 in net proceeds from the drawdown of the credit facility of $160.0 million, offset by (iii) increased dividends paid from 2004 to 2005 of $17.1 million and (iv) decrease from 2004 to 2005 in payment of loan facility costs of $0.4 million in respect of our $300 million New Credit Facility.

Cash flow used in investing activities increased by 344.7% in 2005 to $294,161,063 compared to $66,137,277 in 2004. The increase represents the acquisition costs of the four vessels acquired during 2005.

In February 2006, the Company agreed to acquire a double hull Suezmax tanker from an unrelated third party for a purchase price of $69.0 million. The vessel was delivered to us on April 10, 2006.

In March 2006, the Company sold 4,297,500 shares (including the over-allotment) in a public offering in the U.S. to repay outstanding debt. The offering was priced at $28.50 per share, and net proceeds to the Company were $115.2 million.

In April 2006, the Company borrowed $69.0 million under the New Credit Facility to finance the ninth vessel delivered to the Company on April 10, 2006

The Company believes that its borrowing capacity under the New Credit Facility, together with its working capital, are sufficient to fund its ongoing operations and commitment for capital expenditures.


YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Cash flows provided by operating activities increased to $62,817,261 for 2004 from $29,893,551 for 2003. The majority of the increases resulted from higher cash flows related to net voyage revenues. The cash flows from customers less payments for voyage expenses were $67,415,268 and $32,320,191 in 2004 and 2003, respectively. The increase in cash flows were offset by an increase in cash paid for vessel operations of $1,925,508 in 2004.

Cash flows provided by financing activities for 2004 was $33,486,608 compared to cash flows provided by financing activities of $29,605,410 for the same period in 2003. The increase was due to (i) proceeds from a follow-on offering of $112.1 million offset by (ii) increased dividends paid from 2003 to 2004 of $17.6 million, (iii) repayment of $30 million in bank debt and (iv) payment of loan facility costs of $1.5 million in respect of our $300 million credit facility.

Cash flow used by investing activities was $66,137,277 which represents the acquisition cost of the vessel acquired in November 2004. There were no investing activities for the comparable period of 2003.

In March 2005, the Company sold 3,500,000 shares in a public offering in the US to fund the $149.2 million acquisition costs of two vessels and to repay outstanding debt under our credit facility. The offering was priced at $49.50 per share, and net proceeds (after offering costs of $ 11.1 million) to the Company were $162.1 million.

In June 2005, the Company agreed to acquire a double hull suezmax tanker built in 1998 for $71.4 million. The vessel is expected to be delivered from the seller to the Company no later than end August 2005. The Company has an unused credit facility of $300 million at June 30, 2005.

The Company believes that its borrowing capacity under the credit facility, together with its working capital is sufficient to fund its ongoing operations and commitment for capital expenditures.

     C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

            Not applicable

     D.     TREND INFORMATION

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company
- Business Overview - The Tanker Market 2005.

     E.     OFF BALANCE SHEET ARRANGEMENTS

            Not applicable

     F.     DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2005 significant contractual obligations consisted of our obligations as borrower under our New Credit Facility and our obligations under the Management Agreement with Scandic American Shipping Ltd.

The  following  table  sets  out  long-term   financial  and  other   commercial
obligations outstanding as of December 31, 2005 (all figures in USD `000)

Payment Due by Period:
-------------------------------------------------------------------------------
                                                    2007       2010       2013
Contractual Obligations       Total      2006      -2009      -2012      -2019
-------------------------------------------------------------------------------
Credit Facility (1)          130,000        0    130,000          0          0
Interest Payments (2)         24,383    6,578     17,805          0          0
Committment Fees (3)           1,342      362        980          0          0
Management Fees (4)            1,400      100        300        300        700
-------------------------------------------------------------------------------
Total                        157,125    7,040    149,085        300        700
-------------------------------------------------------------------------------

Notes:
     (1) Refers to our obligation to repay indebtedness outstanding as of December 31, 2005
     (2) Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2005 assuming a weighted average interest rate of 4.99% per annum.
     (3) Refers to estimated committment fees over the term of the indebtedness outstanding as of December 31, 2005
     (4) Refers to the management fees payable to Scandic American Shipping Ltd. under the Management Agreement with the Manager.

CRITICAL ACCOUNTING POLICIES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Item 18 - Financial Statements-- Note 1 - Summary of Significant Accounting Policies.

Revenue recognition

We generate a majority of our revenues from vessels operating in pools and from spot charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including our pool managers and spot charter managers are using the percentage of completion method. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be.

Long-lived assets

A significant part of the Company's total assets consists of our vessels. The oil tanker market is highly cyclical and the useful lives of our vessels are dependent on a number of factors, such as future market demand for oil and future market supply of tanker capacity.

Depreciable lives

Management uses considerable judgment when establishing the depreciable lives of our vessels. In order to estimate useful lives of our vessels, Management must make assumptions about future market conditions in the oil tanker market. The Company considers the establishment of depreciable lives to be a critical accounting estimate.

Drydocking

Generally, we drydock each vessel every two and a half to five years. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

Impairment

Our vessels are evaluated for impairment whenever indicators of impairment exist. When an impairment indicator is present, the Company must evaluate whether the carrying amounts of the vessels are recoverable. If an impairment test is warranted, we assess whether the undiscounted cash flows expected to be generated by our long-lived assets exceed their carrying value. If this assessment indicates that the long-lived assets are impaired, the assets are written down to their fair value. These assessments are based on our judgment, which includes the estimate of future cash flows from long-lived assets.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29. The adoption of this statement, effective June 2005, did not have any impact on the Company's results of operations, financial position or cash flows.

In May 2005, the FASB issued Statement SFAS No. 154, Accounting Changes and Error Corrections, effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 requires voluntary changes in accounting principle be retrospectively applied to financial statements from previous periods unless such application is impracticable. Under the newly issued standard changes in depreciation, amortization, or depletion for long-lived, non-financial assets should be accounted for as a change in accounting estimate that is affected by a change in accounting principle. The Company believes that the adoption of this standard will not have a material impact on the Company's results of operations, financial position or cash flow.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.     DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management of the Company and the Manager

Pursuant to the Management Agreement with Scandic American Shipping Ltd., or the Manager, the Manager provides management, administrative and advisory services to us. The Manager is owned by Herbjorn Hansson, our Chairman, and Andreas Ove Ugland, one of our directors, and may engage in business activities other than with respect to the Company.

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

                                  The Company

Name                    Age     Position
-------------------------------------------------------------------------------
Herbjorn Hansson        58      Chairman, Chief Executive Officer, President and
                                Director
Turid M. Sorensen       46      Chief Financial Officer
Rolf Amundsen           61      Chief Investor Relations Officer
Hon. Sir David Gibbons  78      Director
George C. Lodge         78      Director
Andreas Ove Ugland      51      Director
Torbjorn Gladso         59      Director
Andrew W. March         50      Director
Paul J. Hopkins         58      Director

                                   The Manager

Name                    Age    Position
-------------------------------------------------------------------------------

Herbjorn Hansson        58      Director, President and Chief Executive Officer
Turid M. Sorensen       46      Chief Financial Officer
Rolf Amundsen           61      Chief Investor Relations Officer
Frithjof Bettum         44      Vice President Technical Operations & Chartering
Jan Erik Langangen      56      Executive Vice President--Business Development
                                and Legal

Certain biographical information with respect to each director and executive officer of the Company and the Manager listed above is set forth below.

Herbjorn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Andres Jahre, at the time one of the largest
Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Turid  M.  Sorensen  was  appointed  Chief  Financial  Officer  by the  Board of
Directors  on  February  6,  2006.  She  has  a  bachelor   degree  in  Business
Administration from the Norwegian School of Management. Ms. Sorensen has 20 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sorensen was Manager of Accounting and IT for Skaugen PertroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer, she served as our Treasurer and Controller.

Rolf Amundsen was appointed Chief Investor Relations Officer and Advisor to the Chairman by the Board of Directors on February 6, 2006 and prior to that time served as our Chief Financial Officer from June 2004. Mr. Admundsen has an M.B.A. in economics and business administration, and his entire career has been in international banking. Previously, Mr. Amundsen has served as the president of the financial analysts society in Norway. Mr. Amundsen served as the chief executive officer of a Nordic investment bank for many years, where he established a large operation for the syndication of international shipping investments.

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

Andrew W. March has been a director of the Company since June 2005. Mr. March also currently serves in a management position with Vitol S.A., an international oil trader, involved in supply, logistics and transport and as a director for Imarex, an electronic trading platform for freight derivatives. From 1978 to 2004, Mr. March served in various positions with subsidiaries of BP p.l.c., an international oil major company. Most recently, from January 2001 to 2004, Mr. March was Commercial Director of BP Shipping Ltd., responsible for all aspects of the business including long term strategy. From 1986 to 2000, Mr. March was employed in various positions with BP Trading, serving as Global Product Trading Manager from 1999. Mr. March received his MBA from Liverpool University.

Sir David Gibbons has been a director of the Company since September 1995. Sir David served as the Premier of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954. Sir David Gibbons is a member of our Audit Committee.

George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

Paul J. Hopkins has been a director of the Company since June 2005. Mr. Hopkins is also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. From 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its offshore Exploration Group.

Torbjorn Gladso has been a director of the Company since October 2003. Mr. Gladso is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange. Mr. Gladso is Chairman of our Audit Committee.

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

Frithjof Bettum was appointed Vice President--Technical Operations & Chartering of the Manager on October 1, 2005. Mr. Bettum has a Mechanical Engineering degree from Vestfold University College. Mr. Bettum has 21 years of experience in the shipping and the offshore business. From 1984 to 1992, Mr. Bettum was employed by Allum Engineering AS in Sandefjord, Norway where he served as project manager. At Allum Engineering AS Mr. Bettum worked on projects in the areas of engineering, the new building and conversion management of shuttle tankers, Floating Production, Storage and Offloading (FPSO), semi-submersible drilling units and the shore based manufacturer industry. From 1993 to 2001, Mr. Bettum was employed by Nordic American Shipping AS (which later became Ugland Nordic Shipping ASA) where he served as Vice President--Offshore. In 2004, Mr. Bettum joined Teekay Norway AS as Vice President Offshore where he was responsible for business development, the daily operations of the company and the conversion of shuttle tankers and offshore units.

     B.     COMPENSATION

Compensation of Directors and Officers

During 2005, the six non-employee directors received, in the aggregate, approximately $228,100 in cash fees for their services as directors. From June 20, 2005 the Board was expanded from five to seven directors of which each of the non-employee directors receives a fee at the annual rate of $45,000. We do not pay director fees to employee directors. We do, however, reimburse our directors for all reasonable expenses incurred by them in connection with serving on our board of directors. Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

We have an employment agreement with Herbjorn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sorensen, our Chief Financial Officer, and Rolf Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2005 was $475,000. The aggregate compensation of our executive officers is expected to be approximately $720,000 during 2006. On certain terms the employment agreement with Mr. Hansson may be terminated by us or Mr. Hansson upon six months' written notice to the other party. The employment agreement with Ms. Sorensen may be terminated by us or by Ms. Sorensen upon six months' written notice to the other party. The employment agreement with Mr. Amundsen may be terminated by us or Mr. Amundsen upon three months' written notice to the other party.

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, the offering price per share of the Company's common shares in our follow-on offering in November 2004, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceed a 3% yield calculated based on the initial strike price. During 2005 the Company granted, under the terms of the Company's 2004 Stock Incentive Plan, an aggregate of 320,000 stock options that the Board of Directors had agreed to issue during 2004. These options will vest in equal installments on each of the first four anniversaries of the grant dates.

     C.     BOARD PRACTICES

The members of the Company's board of directors serve until the next annual general meeting following his or her election to the board. The members of the current board of directors were elected at the annual general meeting held in 2005. The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Messrs. Gladso and Gibbons. Mr. Gladso serves as the audit committee financial expert. The members of the Audit
Committee do not receive additional remuneration for serving on the Audit Committee in this capacity. The Audit Committee provides assistance to the Company's board of directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee, among other duties, recommends to the Company's board of directors the independent auditors to be selected to audit the financial statements of the Company; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies. A description of the significant differences between our corporate governance practices and the New York Stock Exchange requirements is available on our website www.nat.bm under "Corporate Governance".

     D.     EMPLOYEES

As at December 31, 2005, the Company had one full-time employee and one part-time employee.

     E.     SHARE OWNERSHIP

The following table sets forth information regarding the share ownership of the Company as of June 26, 2006 by its directors and officers. All of the shareholders are entitled to one vote for each share of common stock held.

Title        Identity of Person          No. of Shares        Percent of Class

Common       Herbjorn Hansson(1)          555,594                   2.64%
             Hon. Sir David Gibbons                                     *
             Thorbjorn Gladso                                           *
             Andrew  W. March                                           *
             Paul J. Hopkins                                            *
             George C. Lodge                                            *
             Andreas Ove Ugland(1)        520,594                   2.47%
             Turid M. Sorensen                                          *
             Rolf Amundsen                                              *

     (1) Includes 520,594 shares held by the Manager, of which Messrs. Hansson and Ugland are sole shareholders.

     *   Less than 1% of our outstanding shares of common stock.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.     MAJOR SHAREHOLDERS

According to a Schedule 13G filed on March 31, 2005, Gilder, Gagnon, Howe & Co. LLC owned 748,559 or 5.9%, as reported in that Schedule 13G, of the Company's common shares. According to a Schedule 13G filed on June 30, 2005, Gilder, Gagnon, Howe & Co. LLC own 263,545 or 2.7%, as reported in that Schedule 13G, of the Company's common shares.

     B.     RELATED PARTY TRANSACTIONS

Since May 30, 2003, Scandic American Shipping Ltd., which is owned by Messrs. Ugland and Hansson, has been our Manager pursuant to the Management Agreement with the Company. See Item 4--Information on the Company -- Business Overview -- The Management Agreement.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS which in the past has also provided and may continue to provide legal services to us.

     C.     INTERESTS OF EXPERTS AND COUNSEL

            Not Applicable

ITEM 8.     FINANCIAL INFORMATION

     A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18

Legal Proceedings

To the best of the Company's knowledge, the Company is not currently involved in any legal or arbitration proceedings that would have a significant effect on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

Our policy is to declare quarterly dividends to shareholders, substantially equal to our net operating cash flow during the previous quarter after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the terms of our New Credit Facility, our other cash needs and the requirements of Bermuda law. However, if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we calculate the dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and non-cash administrative charges. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

Total dividend paid out in 2005 was $64,279,487 or $4.21 per share. The dividend payments per share in 2005, 2004, 2003, 2002 and 2001 have been as follows:


   Period                 2005        2004        2003        2002        2001
   1st Quarter           $1.62       $1.15       $0.63       $0.36       $1.41
   2nd Quarter            1.15        1.70        1.27        0.34        1.19
   3rd Quarter            0.84        0.88        0.78        0.33        0.72
   4th Quarter            0.60        1.11        0.37        0.32        0.55

   Total                 $4.21       $4.84       $3.05       $1.35       $3.87


The dividend paid out in a quarter is based on the results of the previous quarter.

The Company declared a dividend of $1.88 per share for the first quarter of 2006 which was paid to shareholders in February 2006. In addition, the Company declared a dividend of $1.58 per share for the second quarter of 2006, which was paid to shareholders in May 2006.

     B.     SIGNIFICANT CHANGES

            Not applicable

ITEM 9.     THE OFFER AND LISTING

            Not applicable except for Item 9.A.4. and Item 9.C

Price Range of Common Shares

Since November 16, 2004, the primary trading market for our common shares has been the New York Stock Exchange, or the NYSE, on which our shares are listed under the symbol "NAT." The primary trading market for our common shares was the American Stock Exchange, or the AMEX, until November 15, 2004, at which time trading of our common shares on the AMEX ceased. The secondary trading market for our common shares was the Oslo Stock Exchange, or the OSE, until January 14, 2005, at which time trading of our common share on the OSE ceased.

The following table sets forth the high and low closing prices for shares of our common stock as reported by the New York Stock Exchange, the American Stock Exchange and the Oslo Stock Exchange:

                 NYSE       NYSE       AMEX       AMEX       OSE          OSE
The year ended:  HIGH       LOW        HIGH       LOW        HIGH         LOW
--------------------------------------------------------------------------------
  2001            N/A        N/A     $22.89     $13.00   NOK 215.00   NOK 125.00
  2002            N/A        N/A     $16.55     $ 9.86   NOK 145.00   NOK  90.00
  2003            N/A        N/A     $16.90     $11.25   NOK 125.00   NOK  90.00
  2004         $41.30     $35.26     $41.59     $15.00   NOK 300.00   NOK 115.00
  2005 (1)     $56.68     $28.60        N/A        N/A   NOK 225.00   NOK 205.00


                         AMEX    AMEX    NYSE    NYSE       OSE           OSE
For the quarter ended:   HIGH    LOW     HIGH    LOW        HIGH          LOW
--------------------------------------------------------------------------------
March 31, 2004          $27.10  $15.00     N/A     N/A   NOK 179.00   NOK 115.00
June 30, 2004           $34.59  $21.25     N/A     N/A   NOK 225.00   NOK 160.00
September 30, 2004      $37.75  $25.00     N/A     N/A   NOK 249.00   NOK 210.00
December 31, 2004 (1)   $41.59  $31.15  $41.30  $35.26   NOK 300.00   NOK 214.00
March 31, 2005 (1)         N/A     N/A  $56.68  $35.95   NOK 225.00   NOK 205.00
June 30, 2005              N/A     N/A  $49.79  $37.48          N/A          N/A
September 30, 2005         N/A     N/A  $46.48  $37.30          N/A          N/A
December 31, 2005          N/A     N/A  $37.90  $28.60          N/A          N/A
--------------------------------------------------------------------------------

     (1) The AMEX figures are based on trading from the beginning of the quarter through November 15, 2004 and the NYSE figures are based on trading from November 16, 2004 through the end of the quarter. The OSE numbers for 2005 are based on trading through January 14, 2005

The high and low market prices for our common shares by month since December 2005 have been as follows:


                                                 NYSE            NYSE
     For the month:                              HIGH            LOW
--------------------------------------------------------------------------------
     January 2006                               $32.50          $29.00
     February 2006                              $36.92          $28.83
     March 2006                                 $31.11          $27.90
     April 2006                                 $33.53          $28.50
     May 2006                                   $35.99          $29.65
     June 1 - June 26, 2006                     $35.58          $31.51

     C.     MARKETS

            See Item 9A above.

ITEM 10.    ADDITIONAL INFORMATION

     A.     SHARE CAPITAL

            Not Applicable

     B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of our capital stock summarizes the material terms of our Memorandum of Association and our bye-laws.

Under our Memorandum of Association, as amended, our authorized capital consists of 51,200,000 common shares having a par value of $0.01 per share.

The purposes and powers of the Company are set forth in Items 6 and 7 of our Memorandum of Association and in paragraphs (b) to (n) and (p) to (u) of the Second Schedule of the Bermuda Companies Act of 1981 (the "Companies Act") which is attached as an exhibit to our Memorandum of Association. These purposes include the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

Our bye-laws provide that our board of directors shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Companies Act at such times and places as the Board shall decide. Our board of directors may call special meetings at its discretion or as required by the Companies Act. Under the Companies Act, holders of one-tenth of our issued common shares may call special meetings of shareholders.

Bermuda law permits the bye-laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

Our bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. Our bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with our bye-laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. Our bye-laws provide our board of directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation. Our directors are not required to retire because of their age, and our directors are not required to be holders of our common shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

Our bye-laws provide that each director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted.

There are no pre-emptive, redemption, conversion or sinking fund rights attached to our common shares. The holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Special rights attaching to any class of our shares may be altered or abrogated with the consent in writing of not less than 75% of the issued and outstanding shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

Our Memorandum of Association and our bye-laws may be amended upon the consent of not less than two-thirds of the issued and outstanding common shares.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Our bye-laws provide that our board of directors may, from time to time, declare and pay dividends out of contributed surplus. Each common share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.

Our bye-laws permit the Company to refuse to register the transfer of any common shares if the effect of that transfer would result in 50% or more of our aggregated issued share capital, or 50% or more of the outstanding voting power being held by persons who are resident for tax purposes in Norway or the United Kingdom.

Our bye-laws permit the Company to increase its capital, from time to time, with the consent of not less than two-thirds of the outstanding voting power of the Company's issued and outstanding common shares.


     C.     MATERIAL CONTRACTS

On May 30, 2003, the Company's shareholders approved a novation agreement by which the Management Agreement was novated from UNS to our Manager and thereafter the contract period was extended to 2019.

For a description of our New Credit Facility, see Item 4 -- Information on the Company -- Business Overview -- Our Credit Facility.

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

     F.     DIVIDENDS AND PAYING AGENTS

            Not Applicable

     G.     STATEMENT BY EXPERTS

            Not Applicable

     H.     DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1
(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Thistle House 4 Burnaby Street Hamilton, HM11 Bermuda.

We furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to shareholders in accordance with the rules of the New York Stock Exchange, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. All reports, proxy statements and other information filed by us with the New York Stock Exchange may be inspected at the New York Stock Exchange's offices at 20 Broad Street, New York, New York 10005. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

     I.     SUBSIDIARY INFORMATION

            Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's borrowings, or the Loan under our New Credit Facility.

Amounts borrowed under the New Credit Facility bears interest at a rate equal to LIBOR plus a margin between 0.70% to 1.20% per year (depending on the loan to vessel value ratio). Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.4 million in our interest expense for the year ended December 31, 2005.

The Company is exposed to the spot market. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Eight of our nine vessels are currently operated in the spot market or on spot market related time charters. We believe that over time, spot employment generates premium earnings compared to longer-term employment.

We estimate that during 2005, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $1.8 million.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

            Not Applicable

                                     PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            Not Applicable

ITEM 15.    CONTROLS AND PROCEDURES.

We evaluated the effectiveness of the Company's disclosure controls and procedures as December 31, 2005. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

or

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.


ITEM 16.    RESERVED.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Torbjorn Gladso is an audit committee financial expert. Mr. Gladso is "independent" as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.   CODE OF ETHICS.

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal accounting officer or controller. The Code may be downloaded at our website (www.nat.bm). Additionally, any person, upon request, may ask for a hard copy of electronic file of the Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of our Code of Ethics, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2005, no such amendment was made or waiver granted.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

     (a)    Audit Fees

The Company's Board of Directors has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services.The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, Deloitte Statsautoriserte Revisorer AS, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

FISCAL YEAR ENDED DECEMBER 31, 2005                 $71,400
FISCAL YEAR ENDED DECEMBER 31, 2004                 $49,700

     (b)    Audit-Related Fees (1)

FISCAL YEAR ENDED DECEMBER 31, 2005                $150,455
FISCAL YEAR ENDED DECEMBER 31, 2004                 $90,400

     (1) Audit-Related-Fees consists of accounting consultations related to accounting, financial reporting or disclosure matters not classified as "Audit Services".

     (c)    Tax Fees

            Not applicable


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

     (f)    Not applicable.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

            Not Applicable

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

            Not Applicable

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS

            See item 18.


ITEM 18.    FINANCIAL STATEMENTS

            See pages F-1 through F-11

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS                         F-2

FINANCIAL STATEMENTS                                                        F-3


Balance Sheets                                                              F-3

Statements of Operations                                                    F-4

Statements of Cash Flows                                                    F-5

Statements of Shareholders' Equity                                          F-6

Notes to Financial Statements                                               F-7

To the shareholders of Nordic American Tanker Shipping Limited


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, statements of shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


Oslo, Norway, May 18, 2006
Deloitte Statsautoriserte Revisorer AS

BALANCE SHEETS

All figures in USD
                                  Notes       Dec. 31, 2005       Dec. 31, 2004
--------------------------------------------------------------------------------
Assets
Current Assets
Cash and Cash Equivalents                        14,240,482          30,732,516
Accounts Receivables, net           4            19,556,725           4,539,354
Voyages in Progress                               2,445,906                   0
Prepaid Expenses and Other Assets   5             3,147,527           1,479,710

Total Current Assets                             39,390,640          36,751,580
                                               ---------------------------------

Long-term Assets
Vessels, net                        6           463,933,101         187,301,038
Other Long-term Assets                            2,520,712             150,793

Total Long-term Assets                          466,453,813         187,451,831
                                               ---------------------------------
Total Assets                                    505,844,453         224,203,411
                                               ---------------------------------

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable                                  1,562,188             411,366
Deferred Revenue                   11               537,055           1,286,070
Accrued Liabilities                               2,873,039             637,582

Total Current Liabilities          12             4,972,282           2,335,018
                                               ---------------------------------

Long-term Liabilities
Long-term Debt                      9           130,000,000                   0

Total Long-term Liabilities                     130,000,000                   0
                                               ---------------------------------

Shareholders' Equity
Common Shares,                     13               166,445             130,678
par value $0.1 per share,
issued and outstanding
(51,200,000 shares authorized);
16,644,496 shares issued and
outstanding, (13,067,838 issued
and outstanding in 2004)

Additional Paid-in Capital                      432,682,337         265,752,581
Accumulated Deficit                             (61,976,611)        (44,014,866)

Total Shareholders' Equity                      370,872,171         221,868,393

Total Liabilities & Shareholders' Equity        505,844,453         224,203,411
                                               ---------------------------------

     The footnotes are an integral part of these financial statements

STATEMENTS OF OPERATIONS

All figures in USD
                                                Year Ended December 31,
                                 Notes       2005          2004          2003
--------------------------------------------------------------------------------
Voyage Revenue                     3    117,110,178    67,451,598    37,370,756
Voyage Expenses                         (30,980,916)   (4,925,353)     (184,781)
Vessel Operating Expenses -
 excluding depreciation
 expense presented below                (11,220,770)   (1,976,766)            0
Administrative Expenses           2,7    (8,492,164)  (10,851,688)     (468,087)
Depreciation                       6    (17,529,000)   (6,918,164)   (6,831,040)

Net Operating Income                     48,887,328    42,779,627    29,886,848
                                       -----------------------------------------

Interest Income                             850,803       143,230        26,462
Interest Expense                 9,10    (3,453,963)   (1,971,304)   (1,797,981)
Other Financial Income (Charges)             33,574      (135,621)      (15,040)

Net Financial Items                      (2,569,586)   (1,963,695)   (1,786,559)
                                       -----------------------------------------
Net profit before Tax                    46,317,742    40,815,932    28,100,289
                                       -----------------------------------------
Tax Expense                                       0             0             0

Net Profit for the Year                  46,317,742    40,815,932    28,100,289
                                       -----------------------------------------

Basic Earnings per Share                       3.03          4.05          2.89

Diluted Earnings per Share                     3.03          4.05          2.89
Basic Weighted Average Number
 of Shares Outstanding                   15,263,622    10,078,391     9,706,606
Diluted Weighted Average Number
 of Shares Outstanding                   15,263,622    10,078,391     9,706,606

     The footnotes are an integral part of these financial statements

STATEMENTS OF CASH FLOWS

All figures in USD
                                                 Year Ended December 31,
                                             2005          2004          2003
--------------------------------------------------------------------------------
Cash Flows from Operating Activities

Net Profit                               46,317,742    40,815,932    28,100,289

Reconciliation of Net Profit to
Net Cash from
Operating Activities
Depreciation                             17,529,000     6,918,164     6,831,040
Amortization of Prepaid Finance Costs       717,910       112,838        14,480
Share-based Compensation                  3,582,995     9,252,365             0
Stock Incentive Plan                      1,415,000             0             0
Increase/Decrease in:
Accounts Receivables                    (15,017,371)    3,602,956    (4,865,784)
Accounts Payable and Accrued Liabilities  3,386,273     1,010,626      (178,140)
Deferred Revenue                           (749,015)    1,286,075             0
Other Assets                             (6,126,946)     (181,695)       (8,334)

Net Cash Provided by Operating
 Activities                              51,055,588    62,817,261    29,893,551
                                       -----------------------------------------
Cash Flows from Investing Activities
Investment in Vessels                  (294,161,063)  (66,137,277)            0

Net Cash Used in Investing Activities  (294,161,063)  (66,137,277)            0
                                       -----------------------------------------

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock  161,967,534   112,137,953             0
Proceeds from Use of Credit Facility    135,000,000    96,000,000             0
Repayments of Credit Facility            (5,000,000) (126,000,000)            0
Loan Facility Costs                      (1,074,606)   (1,455,503)            0
Dividends Paid                          (64,279,487)  (47,195,842)  (29,605,410)

Net Cash Provided by (Used in)
 Financing Activities                   226,613,441    33,486,608   (29,605,410)
                                       -----------------------------------------
Net (Decrease) Increase in Cash,
 and Cash Equivalent                    (16,492,034)   30,166,592       288,141
                                       -----------------------------------------
Beginning Cash and Cash Equivalents      30,732,516       565,924       277,783
                                       -----------------------------------------
Ending Cash and Cash Equivalents         14,240,482    30,732,516       565,924
                                       -----------------------------------------

Cash paid for Interest                      916,104     1,774,264     1,975,125


     The footnotes are an integral part of these financial statements


STATEMENTS OF SHAREHOLDERS' EQUITY
All figures in USD, except where noted

                                                                                         Accumulated
                                                              Additional                    Other           Total        Total
                                        No. of     Common      Paid-in    Accumulated   Comprehensive   Shareholders'  Comprehensive
                                        Shares     Shares      Capital      Deficit          Loss          Equity       Income
------------------------------------------------------------------------------------------------------------------------------------
Balance at 01.01.03                    9,706,606   97,066    144,395,866   (36,129,835)   (2,016,000)   106,347,097

Net Profit                                                                  28,100,289                   28,100,289   28,100,289

Unrealized Loss on
Derivative Instruments                                                                      (365,723)      (365,723)    (365,723)

Adjustment for Losses on
Derivatives Reclassified to Earnings                                                       1,231,723      1,231,723    1,231,723

Dividend Paid                                                              (29,605,410)                 (29,605,410)

Total Comprehensive Income                                                                                            28,966,289
------------------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.03                    9,706,606   97,066    144,395,866   (37,634,956)   (1,150,000)   105,707,976
------------------------------------------------------------------------------------------------------------------------------------

Net Profit                                                                  40,815,932                   40,815,932   40,815,932

Common Shares Issued                   3,361,232   33,612    121,356,715                                121,390,327

Unrealized Loss on
Derivative Instruments                                                                       (20,710)       (20,710)     (20,710)

Adjustment for Losses on
Derivatives Reclassified to Earnings                                                       1,170,710      1,170,710    1,170,710

Dividend Paid                                                              (47,195,842)                 (47,195,842)

Total Comprehensive Income                                                                                            41,965,932
------------------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.04                   13,067,838  130,678    265,752,581   (44,014,866)            0    221,868,393
------------------------------------------------------------------------------------------------------------------------------------

Net Profit                                                                  46,317,742                   46,317,742   46,317,742

Common Shares Issued                   3,576,658   35,767    165,514,756                                165,550,523

Stock Option Plan Valuation                                    1,415,000                                  1,415,000

Dividend Paid                                                              (64,279,487)                 (64,279,487)

Total Comprehensive Income                                                                                            88,283,674
------------------------------------------------------------------------------------------------------------------------------------
Balance at 12.31.05                   16,644,496  166,445    432,682,337   (61,976,611)            0    370,872,171
------------------------------------------------------------------------------------------------------------------------------------

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

Nature of Business: The principal business of Nordic American Tanker Shipping Limited (the "Company") is to own and operate crude oil tankers.

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts. The effects of changes in accounting estimates are accounted for in the same period as the estimates are changed.

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

Accounts receivable consist of uncollateralized receivables from international customers primarily in the international shipping industry. To minimize risk associated with international transactions, all sales are denominated in U.S.
currency. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts relating to demurrage claims. If amounts become uncollectible, they will be charged to operations when that determination is made.

Interest Rate Risk: The Company is exposed to interest rate risk for its debt borrowed under the New Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2005 and has not entered into any such arrangements in 2005.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Foreign Currency Risk: The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and the majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. The Company considers currency risk to be insignificant.

Property and Equipment: Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The Company's property and equipment are recorded at the cost method and consist solely of vessels. The estimated useful life of the Company's vessels is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

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

Revenue and expense recognition: Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Bareboat: Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer will be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time charters under spot related terms: The revenue from time charters under spot related terms payable under the charters is based on a formula designed to generate earnings to the Company as if the Company had operated the vessels in the spot market on two routes used for the calculation, less 5% in commission to the charterer. The charterhire is payable to the Company monthly. The charterer is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs

Spot charters. Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2005 and 2004, the Company has no reserves against its due from charterers balance associated with demurrage revenues.

Pooling arrangements: Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulas used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool's net pool revenues. The pool managers are responsible for collecting voyage revenue, paying voyage expenses and distributing net pool revenues to the participants.

Based on the guidance from EITF 99-19 earnings generated from pools in which the Company is the principal of the pool's vessels' activities are recorded based on gross method. Earnings generated from pools in which the Company is not regarded as the principal of the vessels' activities are recorded as per net method.

The Company accounts for the net pool revenues allocated by these pools as "Voyage Revenue" in its statements of operations.

Vessel Operating Expenses: Vessel Operating Expenses include crewing, repair and maintenance, insurance, stores, lube oils and communication expenses. These expenses are recognized when incurred.

Accounting for Drydocking Costs: The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Inventories: Inventories, which comprise principally of bunker fuel, are stated at cost which is determined on a first-in, first-out (FIFO) basis.

Financial Instruments: The fair values of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximate carrying value because of the short-term nature of these instruments.

Loan Financing costs: Finance costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight-line basis over the term of the relevant Credit Facility. Amortization of finance costs is included in interest expense.

Segment Information: The Company has identified only one operating segment under Statement of Financial Accounting Standards ("SFAS") No. 131 "Segments of an Enterprise and Related Information." The Company has only one type of vessel - Suezmax crude oil tankers - operating on time charter contracts at market related rates, in the spot market and on long-term bareboat contract.

Geographical Segment: The Company currently operates four of its vessels in spot market pools with other vessels that are not owned by it. The pools are managed by third party pool administrators. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. The pool vessels are operated in the spot market by the pool administrators. As a significant portion of the Company's vessels are operated in pools it is not practical to allocate geographical data to each vessel and thereby not giving meaningful information to the reader.

Derivative Instruments and Hedging Activities: The Company accounts for its derivative instruments and hedging activities according to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. This standard, as amended, requires derivative instruments to be recorded in the balance sheet at their fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as ineffective portions of any hedge, are recorded to earnings. Changes in fair value for qualifying cash flow-hedges are recorded in equity and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

Changes in the fair value of qualifying hedges offset corresponding changes in the fair value of the hedged item in the statement of operations.

Share-Based Compensation: The Company has chosen early adoption of the accounting standard No. 123 (R) "Share-Based Payment" ("SFAS123R"), which establishes a fair value-based method of accounting for share-based compensation plans. The adoption of the standard did not have any significant effect on the financial statements as the Company previously used the SFAS 123. The Company applied the modified prospective method.

Earnings per Share: SFAS No. 128 "Earnings Per Share ("EPS"),"requires EPS to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

The Company's average stock price during 2005 was above the average exercise price of the options and a dilutive effect on EPS could potentially arise. However, the proceeds of an exercise of all outstanding options calculated as per the Treasury Stock Method would exceed the costs of acquiring shares at the average 2005 stock price. The potential effect of the outstanding options is therefore anti-dilutive and is not included in the numbers stated above.

Income taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

Reclassifications: Certain amounts on the balance sheets and the statement of operations in prior year financial accounts have been reclassified to conform to the current year presentation.

New Pronouncements: In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets", an amendment of APB Opinion No. 29. The adoption of this statement, effective June 2005, did not have any impact on the Company's results of operations, financial position or cash flows.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement ("SFAS") No. 154, "Accounting Changes and Error Corrections", effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 requires voluntary changes in accounting principle be retrospectively applied to financial statements from previous periods unless such application is impracticable. Under the newly issued standard changes in depreciation, amortization, or depletion for long-lived, non-financial assets should be accounted for as a change in accounting estimate that is affected by a change in accounting principle. The Company believes that the adoption of this standard will not have a material impact on the Company's results of operations, financial position or cash flow.

2.      RELATED PARTY TRANSACTIONS

The Manager, Scandic American Shipping Ltd., is jointly owned by the Chairman and CEO of the Company, Mr. Herbjorn Hansson, and a Board Member, Mr. Andreas Ove Ugland. The Manager, under the Management Agreement, assumes commercial and operational responsibility of the Company's vessels and is required to manage the Company's day-to-day business subject, always, to the Company's objectives and policies as established from time to time by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to cover the cost incurred plus a management fee equal to $100,000 per annum. The Manager also has a right to 2% of the Company's total outstanding shares (see Note 8 "Share-Based Compensation"). The Company has recognized total costs of $2,196,264 for the services provided under the Management Agreement for the year ended December 31, 2005. The comparable amount for the years 2004 and 2003 were $653,799 and $0 respectively. Additionally the Company recognized $3,582,995 in non-cash share-based compensation expense during the year 2005 related to the issuance of shares to the Manager (see Note 8 "Share-Based Compensation"). The
comparable amount for the years 2004 and 2003 was $9,252,365 and $0, respectively. Payable at December 31, 2005 was $396,314 and payable at December 31, 2004 was $105,080. These items are included in the accounts payable. The costs are included in administrative expenses.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS which in the past has also provided and may continue to provide legal services to us. The Company has recognized costs of $77,526 for the services provided by Langangen & Helset Advokatfirma AS in 2005. The comparable amount for the years 2004 and 2003 was $33,435 and $3,361 respectively. Payable at December 31, 2005 was $0 and payable at December 31, 2004 was $38,157. These costs are included as administrative expenses.

3.      REVENUE

For the twelve months ending December 31, 2005 the Company's only source of income was from the Company's eight vessels. The table below shows the current employment of the vessels. All of the Company's revenues are earned in international markets.

                                                         Charterer*/
Vessel name                       Employment             Commercial Operator
----------------------------------------------------------------------------

Gulf Scandic                      Bareboat               Gulf Navigation*
Nordic Hawk                       Spot / TC              BP Shipping*
Nordic Hunter                     Spot / TC              BP Shipping*
Nordic Freedom                    Spot                   Teekay Shipping
Nordic Voyager                    Spot                   Stena Bulk
Nordic Fighter                    Spot                   Frontline
Nordic Discovery                  Spot                   Frontline
Nordic Saturn                     Spot                   OMI
----------------------------------------------------------------------------

One customer accounted for 37%, 97% and 100% of the Company's revenues during the year ended December 31, 2005, 2004 and 2003, respectively.

4.      ACCOUNTS RECEIVABLE

                                                   2005                 2004
     ---------------------------------------------------------------------------
     BP Shipping                                 4,030,009            4,310,979
     Gulf Navigation Company                             0              189,114
     Gemini Tankers Ltd                          2,725,145                    0
     Stena Bulk                                  5,192,581                    0
     Frontline                                   4,628,353                    0
     Teekay Shipping Corporation                 2,980,637                    0
     Others < 10%                                        0               39,261
     ---------------------------------------------------------------------------
     Total Accounts Receivable                  19,556,725            4,539,354

There is no allowance for doubtful accounts as at December 31, 2005 and 2004.

5.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                   2005                 2004
     ---------------------------------------------------------------------------
     Bunkers and lubricants inventory            2,136,762                    0
     Other < 5%                                  1,010,765            1,479,710
     ---------------------------------------------------------------------------
     Total as per December 31,                   3,147,527            1,479,710

6.      PROPERTY AND EQUIPMENT

Property and equipment consist of eight modern double hull Suezmax crude oil tankers. Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

                                                   2005                 2004
     ---------------------------------------------------------------------------
     Opening Balance                           236,913,247          170,775,970
     Acquisitions                              294,161,063           66,137,277
     ---------------------------------------------------------------------------
     Closing Balance                           531,074,310          236,913,247

     Opening Balance                           (49,612,209)         (42,694,045)
     Depreciation                              (17,529,000)          (6,918,164)
     ---------------------------------------------------------------------------
     Closing Balance                           (67,141,209)         (49,612,209)
     ---------------------------------------------------------------------------
     Net Book Value as per December 31,        463,933,101          187,301,038

Included in the above amounts as at December 31, 2005 are drydocking charges and ballast tank improvements with a net book value of $2.2 million. Depreciation expenses for drydocking and ballast tank improvements were $0.16 million. There were no such charges for the comparable period of 2004. The Company's vessels are mortgaged for amounts owing under the New Credit Facility.

7.      ADMINISTRATIVE EXPENSES
                                              2005         2004         2003
     ---------------------------------------------------------------------------
     Management fee                          100,000      175,000      250,000
     Directors and officers insurance        121,427      112,500      101,666
     Salary and wages                        635,393      165,490            0
     Audit, legal and consultants            678,858      587,831      106,281
     Outsourced administrative services    1,460,871      313,309            0
     Share-based compensation              3,582,995    9,252,365            0
     2004 Stock Incentive Plan             1,415,000            0            0
     Other fees and expenses                 497,620      245,193       10,140
     ---------------------------------------------------------------------------
     Total administrative expenses         8,492,164   10,851,688      468,087


The decrease in total administrative expenses is due to the decrease in share-based compensation caused by the change in the terms of the Management Agreement with the Manager effective from October 2004. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management
Agreement to eliminate this payment. The Company issued to the Manager in October 2004 restricted common shares equal to 2% of the Company's outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. In connection with the follow-on offering in March 2005, restricted shares were issued to the Manager in accordance with the Management Agreement. The share-based compensation expense related to the issuance of restricted shares to the Manager of $3,582,995 in 2005 was classified as administrative expenses.

The decrease in share-based compensation is offset by increase in other administrative expenses due to the change in operating structure as of October 2004 from a passive leasing company into an operating company.

8.      SHARE-BASED COMPENSATION

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan, or the Plan, the directors, officers and certain key employees of the Company and the Manager will be eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. The Company believes that such awards better align the interests of its employees with those of its shareholders. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. A total of 320,000 options have been issued as at December 31, 2005.

Stock option awards were granted with an exercise price equal to the market price of the Company's common shares at the date of a public offering in November 2004, with later adjustments when dividends to shareholders exceed 3% of the initial stock option exercise price. Stock option awards generally vest equally over four years from grant date and have a 10-year contractual term.

The fair value of each option award is estimated on the date of grant using the Black & Scholes option valuation model that uses the assumptions noted in the following table. Stock options to non-employees are measured at each reporting date and fair value is estimated with the same model used for estimating fair value of the options granted to employees. Because the option valuation model incorporates ranges of assumptions for inputs, those ranges are disclosed.
Expected volatilities are based on implied volatilities from historical volatility of the Company's stock and other factors. Expected life of the options is estimated to be equal to the vesting period for employees when calculating the fair value of the options. When calculating the fair value of the options issued to non-employees the expected life is equal to the actual life of options. The Company recognizes the compensation cost for stock options issued to non-employees over the service period, which is considered to be equal to the vesting period.

Stock options to employees are measured at fair value at the grant date and the compensation cost is recognized on a straight-line basis over the vesting period. The assumptions used when estimating the fair value at grant date are specified in the table below.

Stock options to non-employees are measured at fair value at the balance sheet date and the assumptions used are specified separately in the table below.

The risk-free rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end is used for stock options issued to non-employees.


                                      12.31.2005        12.31.2005
-----------------------------------------------------------------------
Weighted average figures              Employees        Non-employees
-----------------------------------------------------------------------
Expected volatility                     42.60%            42.08%
Expected dividends                        3%                3%
Expected life                            3.81              9.27
Risk-free rate (range)              3.52% - 4.43%      4.53% - 4.61%

A summary of option activity under the Plan as of December 31, 2005, and changes during the year then ended is presented below:

                                    Shares         Shares       Weighted-average
Options                           employees    non-employees    exercise price
--------------------------------------------------------------------------------
Outstanding at January 1, 2005         -                                -
Granted                             240,000        80,000            $35.70
Exercised                              -                                -
Forfeited or expired                   -                                -
Outstanding at December 31, 2005    240,000        80,000            $35.70
Exercisable at December 31, 2005     55,000        12,500            $35.70

Outstanding and exercisable stock options as at December 31, 2005 have a weighted-average remaining term of 9.07 years for employees and 9.30 for non-employees. The exercise price for outstanding stock options as at December 31, 2005 is $35.70.


                                                   Weighted-
                                                   average                     Weighted-average
                                                  grant-date      Options-       grant-date
                                    Options-      fair value        Non-        fair value-
                                    Employees     -Employees     employees      Non-employees
-------------------------------------------------------------------------------------------------
Non-vested at January 1, 2005           -              -             -               -
Granted during the year              240,000        $18.44        80,000          $22.93
Vested during the year               (55,000)       $18.65       (12,500)         $29.29
Forfeited during the year               -              -             -               -
Estimated forfeitures unvested          -              -             -               -
Non-vested at December 31, 2005      185,000        $18.38        67,500          $21.75

Please refer to Note 7 in regards to the compensation cost related to the Plan recognized in the profit and loss account. Unrecognized compensation cost related to the Plan is $3,831,763 as at December 31, 2005. That cost is expected to be recognized over a weighted-average period of 1.95 years.

Restricted Shares

The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and we have issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance. During 2005 the Company has issued to the Manager 76,658 shares at an average fair value of $46.74. The share-based compensation expense related to the issuance of restricted shares to the Manager of $3,582,995 in 2005 was classified as administrative expenses.

The shares are considered restricted as the holders of the shares cannot dispose of them for three years from issuance.

9.      LONG-TERM DEBT

In September 2005, the Company entered into a new $300 million revolving credit facility, which is referred to as the New Credit Facility. The New Credit Facility became effective as of October 2005 and replaced the previous credit facility from October 2004, a portion of which was set to mature in October 2005. The New Credit Facility will mature in September 2010.

The New Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The New Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the New Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.

Borrowings under the Credit Facility are secured by mortgages over our vessels and assignment of earnings and insurance. We will be able to pay dividends in accordance with our dividend policy as long as we are not in default under the Credit Facility.

In February 2005, the Company borrowed $5.0 million under the previous Credit Facility to finance part of the purchase price of the second vessel that was acquired in February 2005. The borrowings were repaid in March 2005.

In September 2005, the Company borrowed $60.0 million under the previous credit facility to finance part of the purchase price of the seventh vessel that was acquired in August 2005, and $7.0 million to finance the down payment for the acquisition of the eighth vessel that was acquired in November 2005.

In October 2005, the Company refinanced the borrowings of $67.0 million under our previous credit facility by drawing on the New Credit Facility.

In  November  2005,  the Company  borrowed  $63.0  million  under the New Credit
Facility to finance part of the purchase price of the eighth vessel that was acquired in September 2005.

Accrued interest as per December 31, 2005 is $900,000 and is payable during the first quarter of 2006.

10.     FINANCIAL ITEMS

Interest expense consists of interest expense on the long-term debt, commitment fee and loan financing costs related to the $300 million New Credit Facility. The $130 million borrowed bears an interest rate equal to LIBOR plus a margin between 0.7% and 1.2%. The loan financing costs are expenses incurred in connection with the refinancing of the New Credit Facility. These charges are amortized over the term of the New Credit Facility on a straight-line basis. Amortization of loan costs is included in the interest expense. The amortization of loan financing costs was for the years 2005, 2004 and 2003 $717,910, $112,838 and $14,480 respectively. Total capitalized loan financing costs are $1,713,835 as per December 31, 2005 and as per December 31, 2004 $1,357,140.

The amortization of loan financing costs for the years 2006 to 2009 are $364,000 per year and $257,835 for the year 2010.

The commitment fee is based on 30% of the applicable margin on any undrawn amounts.

11.     DEFERRED REVENUE

Deferred revenue of $537,055 represents prepaid freight received from one of the Company's customers prior to December 31, 2005, for services to be rendered during January 2006.

12.     TOTAL CURRENT LIABILITIES

                                                              2005         2004
    ----------------------------------------------------------------------------
    Accounts Payable                                       751,977      411,366
    Accounts Payable, Technical & Commercial Managers      784,425            0
    Deferred Revenue                                       537,055    1,286,070
    Accrued Interests                                    1,170,044            0
    Accrued Expenses, Technical & Commercial Managers    1,459,445            0
    Other Current Liabilities  <5%                         269,336      637,582
    ----------------------------------------------------------------------------
    Total Current Liabilities                            4,972,282    2,335,018

13.     STOCK HOLDERS' EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

                                                          Issued and
                                         Authorized       Outstanding
                                          Shares            Shares
    -------------------------------------------------------------------
    Balance at 01.01.04                  51,200,000        9,706,606
    Issuance of Common
    Shares in
    Secondary Offering                                     3,105,000
    Share-based Compensation                                 256,232
    -------------------------------------------------------------------
    Balance at 12.31.04                  51,200,000       13,067,838
    -------------------------------------------------------------------

    Issuance of Common
    Shares in
    Secondary Offering                                     3,500,000
    Share-based Compensation                                  76,658
    -------------------------------------------------------------------
    Balance at 12.31.05                  51,200,000       16,644,496
    -------------------------------------------------------------------

The total issued and outstanding shares as of December 31, 2005 were 16,644,496 shares of which 332,890 shares were restricted as described in Note 8. The total issued and outstanding shares as of December 31, 2004 were 13,067,838 shares of which 256,232 shares were restricted as described in Note 8.

14.     DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

In 2003, the Company had outstanding a $30 million variable rate loan that was repaid in November 2004. The Company had hedged the variable interest exposure by an interest rate swap whereby the Company paid a fixed interest rate and received a variable interest (LIBOR). The interest rate swap was designated as a cash flow hedge of the interest payments on the loan. The interest rate swap matured in 2004. The Company did not hold any derivative instruments at December 31, 2005.

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

15.     COMMITMENTS AND CONTINGENCIES

Litigation and Environmental Matters -The Company may be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

16.     SUBSEQUENT EVENTS

In February 2006, the Company agreed to acquire a double hull Suezmax tanker from an unrelated third party for a purchase price of $69.0 million. The vessel was delivered to the Company on April 10, 2006.

In March 2006, the Company sold 4,297,500 shares (including shares sold under the over-allotment option) in a public offering in the U.S. to fund the acquisition of the ninth vessel, repay outstanding debt and to fund the acquisition of the tenth vessel that the Company is actively pursuing. The offering was priced at $28.50 per share, and net proceeds to the Company were $115.2 million.

In April 2006, the Company borrowed $69.0 million under the New Credit Facility to finance the ninth vessel delivered to the Company on April 10, 2006.

ITEM 19.    EXHIBITS

1.1  Memorandum  of  Association  of the Company  incorporated  by  reference to
     Exhibit 3.1 to the Company's registration statement on Form F-1 filed with the Securities and Exchange Commission on August 28, 1995 (Registration No. 33-96268).

1.2 Bye-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on November 18, 2004.

2.1 Form of Share Certificate incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form F-1 filed with the Securities and Exchange Commission on August 28, 1995 (Registration No. 33-96268).

4.1 Form of Bareboat Charter between Nordic American Tanker Shipping Limited and BP Shipping Ltd, incorporated by reference to Exhibit 10.3 in the Registration Statement filed on Form F-1, Registration No. 33-96268.

4.2 Form of Management Agreement between Nordic American Tanker Shipping Limited and Ugland Nordic Shipping AS incorporated by reference to Exhibit
     10.8 in the Registration Statement on Form F-1, Registration No. 33-96268.

4.3 Novation Agreement dated May 30, 2003, among Ugland Nordic Shipping AS, Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.3 in the Annual Report for the fiscal year ended December 31, 2002 on Form 20-F, filed with the Securities and Exchange Commission on June 27, 2003.

4.4 Amended and Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 29, 2004.

4.5 2004 Stock Incentive Plan incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005.

4.6 Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated September 14, 2005.

12.1 Rule 13a-14(a) Certification of the Chief Executive Officer.

12.2 Rule 13a-14(a) Certification of the Chief Financial Officer.

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1 Consent of Deloitte Statsautoriserte Revisorer AS.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    NORDIC AMERICAN TANKER
                                    SHIPPING LIMITED



                                    By:    /s/ Herbjorn Hansson
                                    -----------------------------
                                    Name:      Herbjorn Hansson
                                    Title:     Chairman, Chief Executive Officer
                                               and President

DATED:  June 29, 2006