Form 20-F/A
period 2005-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2006-07-19
CIK 1000177

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

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

                            |X| Yes        |_| No


If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                            |_| Yes        |X| No


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            |X| Yes        |_| No


Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |X|   Accelerated filer |_|    Non-Accelerated filer |_|


Indicate by check mark which financial statement item the Registrant has elected to follow.

                            |_| Item 17    |X| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                            |_| Yes        |X| No

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to the Annual Report on Form 20-F (the "Form 20-F") of Nordic American Tanker Shipping Limited (the "Registrant"), filed on June 30, 2006, is to note that the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

This Amendment No. 1 does not relate to the contents of the Form 20-F.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

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


DATED:  July 19, 2006