Form 20-F
period 2006-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2007-06-29
CIK 1000177

UNITED STATES SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)

[_]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2006

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ___ to ____

                                       OR

[_]          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

             Date of event requiring this shell company report: N/A

                         Commission file number 00113944

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     BERMUDA
-------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

              LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.


                     Common Stock par value $0.01 per share
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      NONE
--------------------------------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

         26,914,088 shares of Common Stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

                        Yes [X]       No [_]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                        Yes [_]        No [X]

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 for their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes [X]       No [_]

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]   Accelerated filer [_]   Non-accelerated filer  [_]
|

Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17 [_]    Item 18  [X]

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                        Yes [ ]        No [X]

Item 1. Identity of Directors, Senior Management and Advisers...............5
Item 2. Offer Statistics And Expected Timetable.............................5
Item 3. Key Information.....................................................5
     A.  Selected Financial Data............................................5
     B.  Capitalization And Indebtedness....................................8
     C.  Reasons For The Offer And Use Of Proceeds..........................8
     D.  Risk Factors.......................................................8
Item 4. Information On The Company.........................................16
     A.  History And Development Of The Company............................16
     B.  Business Overview.................................................16
     C.  Organizational Structure..........................................31
     D.  Property, Plant And Equipment.....................................31
Item 5. Operating And Financial Review And Prospects.......................31
     B.  Liquidity and Capital Resources...................................34
     C.  Research and Development, Patents and Licenses, Etc...............35
     D.  Trend Information.................................................35
     E.  Off Balance Sheet Arrangements....................................35
     F.  Disclosure Of Contractual Obligations.............................35
Item 6. Directors, Senior Management And Employees.........................38
     A.  Directors And Senior Management...................................38
     B.  Compensation......................................................40
     C.  Board Practices...................................................41
     D.  Employees.........................................................41
     E.  Share Ownership...................................................41
Item 7. Major Shareholders And Related Party Transactions..................42
     A.  Major Shareholders................................................42
     B.  Related Party Transactions........................................42
     C.  Interests Of Experts And Counsel..................................42
Item 8. Financial Information..............................................42
     A.  Consolidated Statements And Other Financial Information...........42
     B.  Significant Changes...............................................43
Item 9. The Offer And Listing..............................................43
Item 10.Additional Information.............................................44
     A.  Share Capital.....................................................44
     B.  Memorandum And Articles Of Association............................44
     C.  Material Contracts................................................46
     D.  Taxation..........................................................47
     E.  Dividends And Paying Agents.......................................47
     F.  Statement By Experts..............................................47
     G.  Documents On Display..............................................47
     H.  Subsidiary Information............................................48
Item 11.Quantitative And Qualitative Disclosures About Market Risk.........48
Item 12.Description Of Securities Other Than Equity Securities.............48
Item 13.Defaults, Dividend Arrearages And Delinquencies....................48
Item 14.Material Modifications To The Rights Of Security Holders And
                Use Of Proceeds............................................48
Item 15.Controls And Procedures............................................49
Item 16.Reserved...........................................................50
     Item 16A.  Audit Committee Financial Expert...........................50
     Item 16B.  Code Of Ethics.............................................50
     Item 16C.  Principal Accountant Fees And Services.....................50
     Item 16D.  Exemptions From The Listing Standards For Audit
                        Committees.........................................51
     Item 16E.  Purchases Of Equity Securities By The Issuer
                        And Affiliated Persons.............................51
Item 17.Financial Statements...............................................51
Item 18.Financial Statements...............................................51

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

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

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


Please note in this annual report, "we", "us", "our", and "The Company", all refer to Nordic American Tanker Shipping Limited. ITEM 1.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following historical financial information should be read in conjunction with our audited financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects." The statement of operations data for each of the three years ended December 31, 2006, 2005, and 2004 and selected balance sheet data as of December 31, 2006 and 2005 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for the year ended December 31, 2003 and selected balance sheet data for the years ended December 31, 2004 and 2003 are derived from our audited financial statements not included in this document.

SELECTED FINANCIAL DATA
-----------------------------------------------------------------------------------------------------------------------------
All figures in '000 USD except share data                            2006         2005         2004         2003        2002
-----------------------------------------------------------------------------------------------------------------------------
Voyage revenue                                                    175,520      117,110       67,452       37,371      18,058
Voyage expenses                                                  (40,172)     (30,981)      (4,925)        (185)       (185)
Vessel operating expense -
excl. depreciation expense presented below                       (21,102)     (11,221)      (1,977)            -           -
General & administrative expenses                                (12,750)      (8,492)     (10,852)        (468)     (6,831)
Depreciation                                                     (29,254)     (17,529)      (6,918)      (6,831)
-----------------------------------------------------------------------------------------------------------------------------
Net operating income                                               72,242       48,887       42,780       29,887      10,615
-----------------------------------------------------------------------------------------------------------------------------
Interest income                                                     1,602          850          143           26          21
Interest expense                                                  (6,339)      (3,454)      (1,971)      (1,798)     (1,764)
Other financial (expense) income                                    (112)           34        (136)         (15)        (25)
-----------------------------------------------------------------------------------------------------------------------------
Total other expenses                                              (4,849)      (2,570)      (1,964)      (1,787)     (1,768)
-----------------------------------------------------------------------------------------------------------------------------
Net income for the year                                            67,393       46,317       40,816       28,100       8,847
=============================================================================================================================

Basic and diluted earnings per share                                 3.14         3.03         4.05         2.89        0.91
Cash dividends declared per share                                    5.85         4.21         4.84         3.05        1.35
Weighted average shares outstanding basic and diluted
                                                               21,476,196   15,263,622   10,078,391    9,706,606   9,706,606

Other financial data:
Net cash from operating activities                                106,613       51,056       62,817       29,894      12,751
Dividend paid                                                     122,590       64,279       47,196       29,605      13,104

Selected Balance Sheet Data (at period end):
Cash and cash equivalents                                          11,729       14,240       30,733          566         278
Total assets                                                      800,180      505,844      224,203      136,896     138,580
Total debt                                                        173,500      130,000            0       30,000      30,000
Capital stock                                                         269          166          131           97          97
Shareholders' equity                                              611,946      370,872      221,868      105,708     106,347


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

     Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Eleven of our twelve vessels are currently operated in the spot market or on spot market related time charters. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

We will be dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

     We currently operate a fleet of twelve vessels. Of those twelve vessels, one is on a long term fixed-rate charter, while the other eleven are employed in the spot market or on time charters with spot market related rates. Therefore we are highly dependent on spot market charter rates.

     We may enter into spot charters for any additional vessels that we may acquire in the future. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably and to pay dividends.

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

Compliance with safety, environmental and other governmental and other requirements may increase our operating costs or require significant capital expenditures and therefore adversely affect our business.

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

The value of our vessels may fluctuate and any decrease in the value of our vessels could result in a lower price of our common shares.

     Tanker values have generally experienced high volatility. You should expect the market value of our oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under our $500 million revolving credit facility, or the 2005 Credit facility. Under the 2005 Credit Facility, we are required to maintain equity, defined as total assets less total debt, of at least $150.0 million. If we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower share price.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which could reduce revenue or increase expenses.

     The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition.

     Terrorist attacks such as the attacks in the United States on September 11, 2001 and the United States' continuing response to these attacks, the attacks in London on July 7, 2005, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. The continuing conflict in Iraq may lead to additional acts of terrorism, armed conflict and civil disturbance around the world, which may contribute to further instability including in the oil markets. Terrorist attacks, such as the attack on the M.T. Limburg in Yemen in October 2002, may also negatively affect our trade patterns or other operations and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

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

                          Company Specific Risk Factors

We operate in a cyclical and volatile industry and cannot guarantee that we will continue to make cash distributions.

     We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. The 2005 Credit Facility prohibits the declaration and payment of dividends if we are in default under it. We refer you to Item 4--Information on the Company--Business Overview--Our Credit Facility for more details. In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board of Directors and compliance with Bermuda law, and may be dependent upon the adoption at the annual meeting of shareholders of a resolution effectuating a reduction in our share premium in an amount equal to the estimated amount of dividends to be paid in the next succeeding year. We refer you to Item 8--Financial Information--Dividend Policy for more details. We cannot assure you that we will pay dividends at rates previously paid or at all.

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.

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

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes Oxley Act of 2002.

     We have incurred and will continue to incur expenses associated with compliance with the Sarbanes-Oxley Act of 2002. Section 404 of that Act requires public companies include in annual reports a report containing management's assessment of the effectiveness of the Company's internal control over financial reporting and a related attestation of the Company's independent auditors. This requirement applies to us with respect to the fiscal year ending December 31, 2006. We have implemented comprehensive compliance procedures in order to meet the requirements of Section 404, including the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will continue to be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will continue to satisfy the new regulatory requirements. If our independent auditor is unable to provide us with an unqualified attestation report on a timely basis as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower dividends per share. If we are unable to execute the points noted above, our financial condition and dividend rates may be adversely affected.

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

     A company owned 100% by Herbjorn Hansson, our Chairman, President and Chief Executive Officer, is the owner of the Manager. Up until June 2007, one of our directors was also an owner of the Manager. The Manager may engage in business activities other than with respect to the Company. The fiduciary duty of a director may compete with or be different from the interests of the Manager and may create conflicts of interest in relation to that director's duties to the Company. Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new policy limiting the duration of work permits to six years, with certain exemptions for key employees. We may not be able to use the services of one or more of our key employees in Bermuda if we are not able to obtain work permits for them, which could have a material adverse effect on our business.

 An increase in operating costs could adversely affect our cash flow and financial condition.

     Under the original bareboat charters to BP Shipping, BP Shipping was responsible for our vessels' operating and voyage costs. Under the time and spot charters of eleven of our twelve vessels, we are responsible for many of such costs. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which fuels depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. The price of fuel is near historical high levels and may increase in the future. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs would decrease earnings and dividends per share.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market.

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

     Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. The twelfth vessel that we took delivery of in early December 2006 is secondhand. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

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

     Borrowing under the 2005 Credit Facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under the 2005 Credit Facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

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

Our 2005 Credit Facility contains restrictive covenants which may limit our liquidity and corporate activities.

     The 2005 Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

     o pay dividends and make capital expenditures if we do not repay amounts drawn under the 2005 Credit Facility or if there is another default under the 2005 Credit Facility,

     o    incur additional indebtedness, including the issuance of guarantees,

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

We may become subject to taxes in Bermuda after 2016.

     We have received a standard assurance from the Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. Consequently, if our Bermuda tax exemption is not extended past March 28, 2016, we may be subject to any Bermuda tax after that date.

     Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would have a material adverse effect on our financial condition and results of operations.

If U.S. tax authorities were to treat us as a "passive foreign investment company," that could have adverse consequences on U.S. holders.

     A foreign corporation will be treated as a "passive foreign investment company" for U.S. Federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income," or (2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, such types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." Those holders of stock in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. Federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, dividends paid by us would not be treated as "qualified dividend income" eligible for preferential tax rates in the hands of noncorporate U.S. shareholders.

     Based on our current and expected future operations, we believe that we ceased to be a passive foreign investment company beginning with the 2005 taxable year. We do not anticipate that we will be a passive foreign investment company for any taxable year in the future. As a result, noncorporate U.S. shareholders should be eligible to treat dividends paid by us in 2006 and thereafter as "qualified dividend income" which is subject to preferential tax rates (through 2010). Since we expect to derive more than 25% of our income each year from our time chartering and voyage chartering activities, we believe that such income will be treated for relevant U.S. Federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute "passive income," and the assets that we own and operate in connection with the production of that income (which should constitute more than 50% of our assets each year), in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations.

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


ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     Nordic American Tanker Shipping Limited, or the Company, was founded on June 12, 1995 under the laws of the Islands of Bermuda and we maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.

     The Company was formed for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued contracts with BP Shipping by time chartering to it two of our original vessels at spot market related rates for three-year terms up to the autumn of 2007. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option. Our fourth vessel was delivered to us in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessel in November 2006 and our twelfth vessel in December 2006.

     Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar) in anticipation of increased oil consumption in the northern hemisphere during the winter months. Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates. We currently operate eleven of our twelve vessels in the spot market or on time charters with spot market related rates.


B. BUSINESS OVERVIEW

Our Fleet

     Our fleet consists of twelve modern double-hull Suezmax tankers. The following chart provides information regarding each vessel, including its employment status.

                                   Year                Employment Status
Vessel                Yard         Built    Dwt(1)      (Expiration Date)          Flag
------                ----         -----    ------      -----------------          ----

Gulf Scandic          Samsung      1997     151,475    Bareboat (Nov. 2009)     Isle of Man
Nordic Hawk           Samsung      1997     151,475    TC/Spot(2)(Oct. 2007)    Bahamas
Nordic Hunter         Samsung      1997     151,400    TC/Spot(2)(Sep. 2007)    Bahamas
Nordic Voyager        Dalian New   1997     149,591    Spot                     Norway
Nordic Freedom        Daewoo       2005     163,455    Spot                     Bahamas
Nordic Fighter        Hyundai      1998     153,328    Spot                     Norway
Nordic Discovery      Hyundai      1998     153,328    Spot                     Norway
Nordic Saturn         Daewoo       1998     157,332    Spot                     Marshall Islands
Nordic Jupiter        Daewoo       1998     157,411    Spot                     Marshall Islands
Nordic Apollo         Samsung      2003     159,999    Spot                     Marshall Islands
Nordic Cosmos         Samsung      2002     159,998    Spot                     Marshall Islands
Nordic Moon           Samsung      2003     159,999    Spot                     Marshall Islands

(1) Scantling draft is the maximum draft at which a vessel complies with the governing strength requirements of classification societies.

(2)  TC/Spot = Time Charter on spot market related terms.

OUR CHARTERS

     We operate our vessels on bareboat charters, time charters and in the spot market. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate eleven of our twelve vessels in the spot market or on spot market related time charters although we may consider charters at fixed rates depending on market conditions.

Bareboat Charters

     We have chartered one of our vessels (Gulf Scandic) under a bareboat charter to Gulf Navigation, for a period of five years terminating in the fourth quarter of 2009 subject to two one-year extensions at Gulf Navigation's option. Under the terms of this bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

Time Charters

     We have chartered two of our vessels (Nordic Hawk and Nordic Hunter) under spot market related charters to BP Shipping for a period of three years each, terminating between September 1, 2007 and October 31, 2007. The amount of charterhire payable under these charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two specific routes, less 5%. The charterhire is payable to us monthly. Under these time charters, BP Shipping is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs.

Spot Charters

     During the year we have temporarily operated several vessels (Nordic Freedom, Nordic Apollo, Nordic Cosmos and Nordic Moon) in the spot market, other than in pooling arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers on fixed-rate time charters generally provide more predictable cash flows.

     Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Pooling Arrangements

     We currently operate nine of our vessels (Nordic Voyager, Nordic Discovery, Nordic Fighter, Nordic Saturn, Nordic Freedom, Nordic Jupiter, Nordic Apollo, Nordic Cosmos and Nordic Moon) in spot market pools with other vessels that are not owned by us. These pools are managed and operated by third party pool administrators. The pool administrator of each pool has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and bunker (fuel oil) purchasing for the vessels. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period. The pool vessels are operated in the spot market by the pool administrators.

The Management Agreement

     Under the Management Agreement by and between the Company and Scandic American Shipping Ltd., or the Manager, the Manager assumes commercial and operational responsibility of our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established from time to time by the Board of Directors. All decisions of a material nature concerning our business are reserved to our Board of Directors. The Management Agreement will terminate on June 30, 2019, unless earlier terminated pursuant to its terms, as discussed below, or extended by the parties following mutual agreement.

     For its services under the Management Agreement, the Manager is reimbursed for all its costs incurred plus a management fee equal to $100,000 per annum. The management fee is payable to the Manager quarterly in advance. The management fee has been adjusted to $225,000 beginning July 1, 2007. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, in 2004, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and we issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are nontransferable for three years from issuance.

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

     We have agreed to defend, indemnify and hold the Manager and its affiliates (other than us and our subsidiaries that we may form in the future), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by the Manager or any such affiliates based upon a claim by or liability to a third party arising out of the operation of our business, unless due to the Manager's or such affiliates' negligence or willful misconduct.

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

Commercial and Technical Management Agreements

     We have entered into a commercial management agreement with Teekay Chartering Limited ("Teekay"), an affiliate of Teekay Shipping Corporation for the Nordic Freedom which is operated in a pool with other Teekay-controlled Suezmax tankers. Under the supervision of the Manager, Teekay's duties include seeking and negotiating charters for this vessel.

     We have entered into a commercial management agreement with the Swedish based Stena Bulk AS ("Stena"), for the Nordic Voyager, the Nordic Cosmos and the Nordic Moon, which are operated in a pool with other Stena-controlled Suezmax tankers. Under the supervision of the Manager, Stena's duties in the pool include seeking and negotiating charters for these vessels.

     We have entered into a commercial management agreement with Frontline Management ASA ("Frontline") for the Nordic Fighter, the Nordic Discovery and the Nordic Apollo, which are operated in a pool with other Frontline controlled Suezmax tankers. Under the supervision of the Manager, Frontline's duties in the pool include seeking and negotiating charters for these vessels.

     We have entered into a commercial management agreement with the U.S. based OMI Corporation ("OMI") for the Nordic Saturn and the Nordic Jupiter, which are operated in a pool with other OMI-controlled Suezmax tankers. Under the supervision of the Manager, OMI's duties in the pool include seeking and negotiating charters for these vessels.

     We have entered into a technical management agreement for the Nordic Hawk, the Nordic Hunter, the Nordic Voyager, the Nordic Freedom and the Nordic Saturn with Teekay Marine Services AS under the supervision of the Manager.

     We have entered into a technical management agreement for the Nordic Fighter, the Nordic Discovery, the Nordic Apollo, the Nordic Cosmos and the Nordic Moon with V.Ships Norway AS ("V.Ships"). V.Ships is a marine service group that provides ship management and related services to a managed fleet of some 650 vessels worldwide.

     We have entered into a technical management agreement for the Nordic Jupiter with OMI Marine Services under the supervision of the Manager.

     Compensation under the commercial and technical management agreements is in accordance with industry standards.

     The Company has decided to consolidate its technical operating functions. The ship management firm of V.Ships Norway AS ("V.Ships") is expected to manage ten of the Company's vessels beginning in the third quarter of 2007. V.Ships currently is technically managing five of the Company's vessels. We expect that this consolidation will facilitate crew rotation among the vessels which together with economies of scale should result in cost improvements.

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

The Tanker Market 2006

     Despite the high fleet growth and the bottlenecks within the oil sector, 2006 was the third strongest tanker market since 1973, surpassed only by the two previous years. The peak year was 2004, while 2005 was only marginally stronger than 2006.

     The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity. A tanker's carrying capacity is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the Very Large Crude Carrier ("VLCC"), whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of $56,000 per day, a marginal increase from $55,000 per day in 2005. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $48,000 per day, unchanged from 2005. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were $38,000 per day compared with $40,000 per day in 2005.

     On an annual average basis, the tanker fleet increased by 6.5% from 2005 to 2006. Deliveries of new tankers reached 23 million dwt, down from 28 million dwt in 2005. Scrapping amounted to 3.2 million dwt. No VLCCs or Suezmaxes were sold for scrapping; however 13 Aframaxes and 52 smaller tankers were reported sold for scrapping. The average scrapping age for all tankers was 26.0 years compared with 27.5 years in 2005. It has further been recorded 2.2 million dwt or 14 tankers for conversions, of these 4 VLCCs and 5 Suezmaxes.

     Estimates indicate an increase in seaborne oil trade of 2.5% from 2005 to 2006 and a strong increase in the average transport distance, driven by China. The trade growth in ton-mile terms is estimated at approximately 4%. There have also been some additional factors contributing to the tonnage demand growth. Among these factors a reduction in the productivity of single-hull tankers (in 2006 single hull accounted for about 30% of the total fleet) was the most important one. There was also a wide use of tankers for floating storage in the massive oil stockbuilding period in the summer of 2006, which withdrew transport capacity from active trading. Including these additional factors tonnage demand growth increased by approximately 6%, resulting in a drop in capacity utilization from 89.0% in 2005 to 88.5% in 2006.

     After the strong 4% growth in oil consumption in 2004, oil production capacity has been basically fully utilized. With a continued high economic growth in 2005 and 2006, capacity constraints have reduced the growth in oil consumption to only 1.5% in 2005 and 1.0% in 2006 and has driven crude oil prices up to $65 per barrel for Brent dated as an average for 2006, up 20% from the year before. Again non-OPEC producers did not meet expectations and their production increased only marginally. The fear of another active hurricane season in the US Gulf combined with geopolitical uncertainty and increased risk of supply disruptions gave strong incentives to build oil stocks throughout the summer. OPEC contributed significantly to this stockbuilding through higher oil production from the spring to late summer. Most of this rise in output came from the Middle East. Tanker freight rates rose to very high levels in the summer months, which are normally the weakest period of the year.

     When the hurricanes did not appear and geopolitical uncertainty softened, oil prices fell from $76 per barrel in August to $56 per barrel in October. For OPEC it was of great importance to prevent an uncontrolled price dive and it therefore decided to cut production, in which resulted in lower freight rates.

     Sale and purchase activity during 2006 was marginally lower than in 2005 with some 325 reported sales within the segments listed in our monthly report. Values for double hull tankers have on average increased by 4%, whereas single hull tankers have fallen by 14% on average. Greek players have dominated the market, followed by Norwegian and Far East buyers.

     According to Oil and Gas Journal, the Middle East had 56.1% of the world's proven oil reserves in January 2007, which will continue to drive long and medium haul seaborne transportation. Middle East supplied approximately 30% of total world oil production. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and consuming areas means that such a trend would boost ton-miles (the product of volumes and transport distances) and may be beneficial for tanker demand.

     A significant and ongoing shift toward quality in vessels and operations has taken place during the last decade as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the Oil Pollution Act of 1990 (OPA), International Maritime Organization (IMO), protocols and Classification Society procedures, demanding higher quality tanker construction, maintenance, repair and operations. Operators that have proven an ability to seamlessly integrate these required safety regulations into their operations are being rewarded. For example, the emergence of vessels equipped with double hulls represented a differentiation in vessel quality and enabled such vessels to command improved earnings in the spot charter markets. The effect has been a shift in major charterers' preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single-hull vessels.

Environmental and Other Regulation

     Government regulation significantly affects the ownership and operation of our fleet. We are subject to various international conventions and treaties, laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.

     A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our fleet. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

     In recent periods, heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all ships and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

     The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments (the "MARPOL Convention" ). The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. The IMO adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single-hulled tankers and more stringent inspection requirements; including, in part, that:

     o tankers between 25 and 30 years old must be of double-hulled construction or of a mid-deck design with double-sided construction, unless: (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o tankers 30 years old or older must be of double-hulled construction or mid-deck design with double sided construction; and

     o    all tankers are subject to enhanced inspections.

     Also, under IMO regulations, a tanker must be of double-hulled construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. At that time, these regulations required the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state administration may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

     However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers                      Date or Year
-----------------------                      ------------

Category 1 oil tankers of 20,000 dwt and     April 5, 2005 for ships
above carrying crude oil, fuel oil,          delivered on April 5, 1982 or
heavy diesel oil or lubricating oil as       earlier; or 2005 for ships
cargo, and of 30,000 dwt and above           delivered after April 5, 1982
carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

Category 2 - oil tankers of 20,000 dwt       April 5, 2005 for ships delivered
and above carrying crude oil, fuel oil,      on April 5, 1977 or earlier
heavy diesel oil or lubricating oil as       2005 for ships delivered after
cargo, and of 30,000 dwt and above           April 5, 1977 but before January 1,
carrying other oils, which do comply         1978
with the protectively located segregated     2006 for ships delivered in 1978
ballast tank requirements                    and 1979
                                             2007 for ships delivered in 1980
and                                          and 1981
                                             2008 for ships delivered in 1982
Category 3 - oil tankers of 5,000 dwt        2009 for ships delivered in 1983
and above but less than the tonnage          2010 for ships delivered in 1984 or
specified for Category 1 and 2 tankers.      later

     Under the revised regulations, the flag state administration may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or their 25th anniversary to ports or offshore terminals.

     The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

     o    the oil tanker conversion was completed before July 6, 1996;

     o the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

     o the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

     In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

     Under regulation 13H, HGO means any of the following:

     o    crude oils having a density at 15(0)C higher than 900 kg/m3;

     o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

     o    bitumen, tar and their emulsions.

     Under the regulation 13H, the flag state administration may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state administration may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

     The flag state administration may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

     Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

     Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to Regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of "heavy grade oil" that will broaden the scope of regulation 21.

     The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004, and took effect May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI regulations pertaining to nitrogen oxide emissions apply to diesel engines on vessels built on or after January 1, 2000 or diesel engines undergoing major conversion after such date. We believe that all our vessels comply with Annex VI in all material respects. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

     The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS standards.

     Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely on the safety management systems that our technical managers have developed.

     The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that our technical managers have procured all material requisite documents of compliance for their offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. Our technical managers will be required to review these documents of compliance and safety management certificates annually.

     Noncompliance with the ISM Code and other IMO regulations may subject the shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.8 million plus $955.3 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $136.0 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on June 4, 2007. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

     The United States regulates the tanker sector with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of OPA and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

     Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity;

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

     o loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources; and

     o    loss of subsistence use of natural resources.

     OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased the OPA liability limits to the greater of $1,900 per gross ton or $16.0 million per double-hull tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, including adjacent waters, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

     These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the gross negligence or wilful misconduct of the responsible party or the responsible party's agent or employee or any person acting in a contractual relationship with the responsible party. In addition, these limits do not apply if the responsible party or the responsible party's agent or employee or any person acting in a contractual relationship with the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under other laws, including maritime tort law.

     OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has adopted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, combining the OPA limitation on liability of $1,200 per gross ton with the CERLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in the amounts that reflect the higher limits of liability imposed by the July amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum strict liability under OPA and CERCLA.

     Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of the tankers in our fleet have double hulls.

     OPA also amended the Federal Water Pollution Control Act to require that owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

     Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA. The U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

     As discussed above, OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries, including adjacent coastal waters. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Additional U.S. Environmental Requirements

     The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the "CAA"), requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

     The Clean Water Act ("CWA") prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Although the EPA has indicated that it will appeal this decision, if the exemption is repealed, we may be subject to CWA permit requirements that may include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures which may restrict our vessels from entering U.S. ports. We cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

     The National Invasive Species Act ("NISA") was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

     Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

European Union Tanker Restrictions

     In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that accelerates the IMO single hull tanker phase-out timetable and, by 2010 will prohibit all single-hulled tankers used for the transport of oil from entering into its ports or offshore terminals. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned, as of October 21, 2003, all single-hulled tankers carrying heavy grades of oil, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hulled tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that: (1) bans manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and creates an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

     o on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

     o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

     o    the development of vessel security plans;

     o ship identification number to be permanently marked on a vessel's hull;

     o a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

     o    compliance with flag state security certification requirements.

     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. Magnus Carriers has implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Hull and Machinery Insurance

     We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $350,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

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

D. PROPERTY, PLANT AND EQUIPMENT

     See Items 4 - Information on the Company - Business Overview - Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the new credit facility.



ITEM 4A. UNRESOLVED STAFF COMMENTS

         None.

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

     Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Management believes that net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States, or US GAAP because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related on time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. For bareboat charters operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The following table reconciles our net voyage revenues to voyage revenues. In 2004, our calculation methodology for net voyage revenues was adjusted to better reflect the various commission schemes under which we operate.


                                                    Year Ended December     Year Ended December      Year Ended December 31,
All amounts in USD '000                                   31, 2006                31, 2005                    2004
-----------------------                                   --------                --------                    ----

Voyage Revenue                                                 175,520                 117,110                     67,452
Voyage Expenses                                                (40,172)                (30,981)                   (4,925)

Net Voyage Revenue                                             135,348                  86,129                     62,527


YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

     Voyage revenues increased by 49.8% to $175.5 million in 2006 from $117.1 million in 2005. Net voyage revenues increased by 57.1% to $135.3 million in 2006 from $86.1 million in 2005. Voyage expenses increased by 29.7% to $40.2 million in 2006 from $31.0 million in 2005.The increase in net voyage revenues was primarily due to the expansion of the fleet resulting in an increase in the number of revenue days by 48.8% from 2,193 days to 3,264 days. The Company took delivery of one vessel in April 2006, two vessels in November 2006 and one vessel in December 2006.

     Vessel operating expenses were $21.1 million for the year ended December 31, 2006 compared to $11.2 million for the year ended December 31, 2005. The increase is primarily due to the addition of four vessels as described above. The average operating expenses for the vessels were approximately $7,200 per day per vessel during fiscal year 2006 compared to $6,200 per day per vessel for the fiscal year 2005. The increase in daily operating expenses is primarily due to an industry wide price increase on the vessel operating costs, in particular crewing costs, lubricating oil costs and repair and maintenance costs.

     General and administrative expenses were $12.8 million for the year ended December 31, 2006 compared to $8.5 million for the year ended December 31, 2005. The increase in general and administrative expenses was primarily due to a non-cash charge related to stock-based compensation to, our Manager, Scandic American Shipping Ltd., of $6.3 million associated with the two follow-on offerings in 2006 compared to $3.6 million for the one follow-on offering in 2005. See Item 4--Information on the Company -- Business Overview --The Management Agreement and Note 5 to our audited financial statements for further details of the general and administrative expenses.

     Depreciation expense was $29.3 million for the year ended December 31, 2006 compared to $17.5 million for the year ended December31, 2005. The increase is primarily due to the addition of four vessels as described above.

     Net operating income for the year ended December 31, 2006 increased 47.8% compared to year ended December 31, 2005 from $48.9 million to $72.2 million primarily due to increased revenues resulting from an increase in the number of revenue days from 2,193 days to 3,264 days offset by increased vessel operating expenses as described above.

     Interest income was $1.6 million for the year ended December 31, 2006 compared to $0.8 million for the year ended December 31, 2005. The increase is primarily due to excess cash in interim periods in connection with the two follow-on offerings and the timing of subsequent payments for vessels acquired during 2006.

     Interest expense was $6.3 million for the year ended December31, 2006 compared to $3.4 million for the year ended December 31, of 2005. The increase is primarily due to an increase in borrowings under the 2005 credit facility in order to partially finance expansion of the fleet. Our policy is to maintain a debt level of approximately $15 million per vessel in the current market conditions.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

     Voyage revenues increased by 73.6% to $117.1 million in 2005 from $67.5 million in 2004. Net voyage revenues increased by 37.7% to $86.1 million in 2005 from $62.5 million in 2004. Voyage expenses increased by 529% to $31.0 million in 2005 from $4.9 million in 2004. The increase in voyage revenues and net voyage revenues is primarily due to the growth of the Company. The Company increased its fleet from 4 vessels as at December 31, 2004 or 1,133 ship days, meaning the number of days the Company's vessels were generating revenue, during 2004 to 8 vessels as at December 31, 2005 or 2,193 ship days during 2005. This represents an increase in cargo capacity of 93.5%.

     Vessel operating expenses were $11.2 million for 2005 compared to $2.0 million for 2004. The increase is due to the change in the Company's current operating structure as of October 2004 from a passive leasing company into an operating company. Prior to October 2004 the original three vessels were on bareboat charter to BP Shipping. Under bareboat charter agreements all vessel operating expenses are paid by the charterer.

     General and administrative expenses were $8.5 million for 2005 compared to $10.9 million for 2004. The decrease was due to the non-cash charge of $9.2 million in 2004 compared to $3.6 million in 2005 that is linked to a change in the compensation scheme for our Manager. This decrease was off-set by a full year of general and administrative expenses reflecting the new operating structure of the Company as described above. The original incentive plan for the Manager was a revenue based cash commission structure. The Manager agreed to eliminate the commission. The cash commission was replaced by restricted share issuances to the Manager of 2% of the Company's outstanding common shares from time to time in order to align the interests of the Manager and the Company. These restricted shares are non-transferable for three years from issuance. In connection with the transition to an operating company, the Company introduced a stock incentive plan with 400,000 shares reserved for issuance of which 320,000 stock options were granted at December 31, 2005. The initial strike price for options granted in 2005 was equal to $38.75, which was the offering price per share of our common shares in our follow-on offering in November 2004. The Company has recorded a compensation cost of $1.4 million associated with the employee stock option awards. For further information, see Item 6 -- Directors, Senior Management and Employees -- 2004 Stock Incentive Plan.

     Depreciation expense, which includes depreciation of vessels and amortization of drydockings, increased from $6.9 million for 2004 to $17.5 million for 2005. The increase is due to the increase in book value of our fleet as a result of our acquisitions of four vessels during 2005 compared to acquisition of one vessel during 2004.

     Net operating income for 2005 increased 14.3% from the comparable period in 2004 from $42.8 million to $48.9 million primarily due to increased revenue as a result of an increase in revenue days from 1,133 days to 2,193 days offset partially by increased vessel operating expenses from $1.9 million to $11.2 million as described above.

     Interest expense increased from $2.0 million for 2004 to $3.5 million for 2005. The increase is primarily due to borrowings under our 2005 Credit Facility of $173.5 million during the year ended December 31, 2006 compared to borrowings under our previous credit facility of $130.0 million for the year ended December 31, 2005. This increase resulted from the decision of the Board to keep non-retiring debt on the balance sheet in the region of $15 million per vessel which we believe is an appropriate debt to equity ratio for the Company.

B. LIQUIDITY AND CAPITAL RESOURCES

Our Credit Facility

     In September 2005, we entered into a $300 million revolving credit facility, which we refer to as the 2005 Credit Facility. The 2005 Credit Facility became effective as of October 2005 and replaced our previous credit facility from October 2004, a portion of which was set to mature in October 2005. The 2005 Credit Facility matures in September 2010.

     The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility commitment is guaranteed by the lender and the Company has no repayment obligation during the five year term. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We are obligated to pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

     In September 2006, we increased our 2005 Credit Facility to $500 million; the other material terms of the 2005 Credit Facility were not amended. At December 31, 2006 we have drawn $173.5 million from this facility.

     Borrowings under the 2005 Credit Facility are secured by mortgages over our existing and new vessels and assignments of earnings and insurances, and drawings will be available subject to loan to vessel value ratios. We are subject to mandatory prepayment upon the occurrence of certain events. The terms and conditions of the 2005 Credit Facility require compliance with certain restrictive covenants, which we feel are consistent with loan facilities incurred by other shipping companies. Under the 2005 Credit Facility, we are, among other things, required to:

     o    maintain certain loan to vessel value ratios,

     o    maintain a book equity of no less than $150.0 million,

     o    remain listed on a recognized stock exchange, and

     o obtain the consent of the lenders prior to creating liens on or disposing of our vessels.

     The 2005 Credit Facility provides that we may not pay dividends if following such payment we would not be in compliance with certain financial covenants or there is a default under the 2005 Credit Facility.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

     Cash flows provided by operating activities increased by 109.7% in fiscal year 2006 to $107.1 million from $51.1 million in fiscal year 2005 primarily due to the addition of four vessels as described above.

     Cash flows provided by financing activities decreased 8.1% in fiscal year 2006 to $208.2 million compared to $226.6 million in fiscal year 2005. The net decrease was attributable to (i) proceeds from two follow-on offerings of $288.3 million, (ii) net proceeds from drawdowns under the 2005 Credit Facility of $43.5 million offset by (iii) dividends paid of $122.6 million, and (iv) the payment of credit facility costs of $0.6 million related to the increase in the 2005 Credit Facility from $300 million to $500 million.

     Cash flows used in investing activities increased by 8.0% in fiscal year 2006 to $317.8 million compared to $294.1 million in fiscal year 2005. The increase was primarily due to higher vessel acquisition costs in fiscal year 2006 compared to fiscal year 2005.

     In March 2006, the Company sold 4,297,500 shares (including the over-allotment) in a public offering in the U.S. to repay outstanding debt and to finance the acquisition of the ninth vessel that was delivered to us in April 2006. The offering was priced at $28.50 per share, and net proceeds to the Company were $115.2 million.

     In October 2006, the Company sold 5,750,000 shares (including the over-allotment) in a public offering in the U.S. to partly finance the acquisition of the tenth, eleventh and twelfth vessels that were delivered to us in November 2006 and December 2006. The offering was priced at $32.00 per share, and net proceeds to the Company were $173.1 million.

     The Company believes that its borrowing capacity under the 2005 Credit Facility, together with its working capital, are sufficient to fund its ongoing operations and commitment for capital expenditures.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

     Cash flows provided by operating activities decreased by 18.7% in 2005 to $51.1 million compared to $62.8 million in 2004 primarily derived from the growth of the Company as described above.

     Cash flow provided from financing activities was $226.6 million for 2005 compared to $33.5 million for the same period in 2004. The increase was due to
(i) increase in proceeds from 2004 to 2005 of $49.8 million from a follow-on offering, (ii) increase from 2004 to 2005 in net proceeds from the drawdown of the credit facility of $160.0 million, offset by (iii) increased dividends paid from 2004 to 2005 of $17.1 million and (iv) decrease from 2004 to 2005 in payment of loan facility costs of $0.4 million in respect of our $300 million Credit Facility.

     Cash flow used in investing activities increased by 344.7% in 2005 to $294.2 million compared to $66.1 million in 2004. The increase represents the acquisition costs of the four vessels acquired during 2005.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not applicable

D. TREND INFORMATION

     The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company - Business Overview - The Tanker Market 2006.

E. OFF BALANCE SHEET ARRANGEMENTS

     We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationship with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     As of December 31, 2006 significant contractual obligations consisted of our obligations as borrower under our 2005 Credit Facility and our obligations under the Management Agreement with Scandic American Shipping Ltd.

     The following table sets out long-term financial and other commercial obligations outstanding as of December 31, 2006 (all figures in USD '000)

Payment Due by Period:

                                                                                 2008                 2011              2014
Contractual Obligations                    Total              2007              -2010                -2013             -2019
-----------------------                    -----              ----              -----                -----             -----
Credit Facility (1)                      173,500                 0            173,500                    0                 0
Interest Payments (2)                     35,994             9,710             26,284                    0                 0
Commitment Fees (3)                        2,577               695              1,882                    0                 0
Management Fees (4)                        3,463               163                675                  675             1,950

Total                                    215,534            10,568            202,341                  675             1,950


Notes:

(1) Refers to our obligation to repay indebtedness outstanding as of December 31, 2006.

(2) Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2006 assuming a weighted average interest rate of 5.52% per annum.

(3) Refers to estimated committment fees over the term of the indebtedness outstanding as of December 31, 2006.

(4) Refers to the management fees payable to Scandic American Shipping Ltd. under the Management Agreement with the Manager.

CRITICAL ACCOUNTING ESTIMATES

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

     If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.

Long-lived assets and impairment

     A significant part of the Company's total assets consists of our vessels. The oil tanker market is highly cyclical and the useful lives of our vessels are principally dependent on the technical condition of our vessels and other factors, such as future market demand for oil and future market supply of tanker capacity.

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

     We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Depreciable lives

     Management uses considerable judgment when establishing the depreciable lives of our vessels. In order to estimate useful lives of our vessels, Management must make assumptions about future market conditions in the oil tanker market. The Company considers the establishment of depreciable lives to be a critical accounting estimate.

     We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.


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

     If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.


RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. FIN 48 provides a benefit recognition model with a two-step approach consisting of a "more-likely-than-not" recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. FIN 48 is effective as of the beginning of the first annual period beginning after December 15, 2006. The Company is currently assessing the impact of adopting FIN 48 on the financial condition, results of operations, and cash flows of the Company

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for the Company as of December 31, 2006. There was no impact as a result of the Company's adoption of SAB 108 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement," ("SFAS 157") which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. This Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157, and has not yet determined the impact that its adoption will have on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157, and has not yet determined the impact that its adoption will have on its results of operations and financial position.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     Directors and Senior Management of the Company and the Manager

     Pursuant to the Management Agreement with Scandic American Shipping Ltd., or the Manager, the Manager provides management, administrative and advisory services to us. The Manager is owned by Herbjorn Hansson, our Chairman and Chief Executive Officer, and Andreas Ove Ugland, one of our directors, and may engage in business activities other than with respect to the Company.

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

                                   The Company
                                   -----------

Name                          Age     Position
----                          ---     --------

Herbjorn Hansson              59      Chairman, Chief Executive Officer,
                                      President and Director

Turid M. Sorensen             47      Chief Financial Officer

Rolf Amundsen                 62      Chief Investor Relations Officer

Hon. Sir David Gibbons        79      Director

Andreas Ove Ugland            52      Director

Torbj0rn Glads0               60      Director

Andrew W. March               51      Director

Paul J. Hopkins               59      Director

George C. Lodge               79      Director


                                   The Manager
                                   -----------

Name                          Age     Position
----                          ---     --------

Herbjorn Hansson              59      Director, President and Chief Executive
                                      Officer

Turid M. Sorensen             47      Chief Financial Officer

Rolf Amundsen                 62      Chief Investor Relations Officer

Frithjof Bettum               45      Vice President Technical Operations &
                                      Chartering

Jan Erik Langangen            57      Executive Vice President--Business
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

      Turid M. Sorensen was appointed Chief Financial Officer by the Board of Directors on February 6, 2006. She has a bachelor degree in Business Administration from the Norwegian School of Management. Ms. Sorensen has 20 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sorensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer in February 2006, she served as our Treasurer and Controller.

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

      Torbj0rn Glads0 has been a director of the Company since October 2003. Mr. Gladso is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange. Mr. Glads0 is Chairman of our Audit Committee.

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

B. COMPENSATION

Compensation of Directors and Officers

     During 2006, the six non-employee directors received, in the aggregate, approximately $280,000 in cash fees for their services as directors. The Board consists of seven directors of which each of the non-employee directors receives a fee at the annual rate of $60,000 effective from December 1, 2006. We do not pay director fees to employee directors. We do, however, reimburse our directors for all reasonable expenses incurred by them in connection with serving on our board of directors. Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

     We have an employment agreement with Herbjorn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sorensen, our Chief Financial Officer, and Rolf Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2006 was $1.1 million. The aggregate compensation of our executive officers is expected to be approximately $1.2 million during 2007. On certain terms the employment agreement with Mr. Hansson may be terminated by us or Mr. Hansson upon six months' written notice to the other party. The employment agreement with Ms. Sorensen may be terminated by us or by Ms. Sorensen upon six months' written notice to the other party. The employment agreement with Mr. Amundsen may be terminated by us or Mr. Amundsen upon three months' written notice to the other party.

2004 Stock Incentive Plan

     Under the terms of the Company's 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceed a 3% yield calculated based on the initial strike price. During 2005 the Company granted, under the terms of the Company's 2004 Stock Incentive Plan, an aggregate of 320,000 stock options that the Board of Directors had agreed to issue during 2004. These options will vest in equal installments on each of the first four anniversaries of the grant dates. During 2006, the Company granted an aggregate of 16,700 restricted shares. No stock options were granted in 2006.

C. BOARD PRACTICES

     The members of the Company's board of directors serve until the next annual general meeting following his or her election to the board. The members of the current board of directors were elected at the annual general meeting held in 2006. The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Messrs. Glads0 and Gibbons. Mr. Glads0 serves as the audit committee financial expert. The members of the Audit Committee receive additional remuneration of $25,000 in aggregate for serving on the Audit Committee. The Audit Committee provides assistance to the Company's board of directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee, among other duties, recommends to the Company's board of directors the independent auditors to be selected to audit the financial statements of the Company; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

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

D. EMPLOYEES

     As at December 31, 2006, the Company had two full-time employees and one part-time employee.

E. SHARE OWNERSHIP

     The following table sets forth information regarding the share ownership of the Company as of June 26, 2007 by its directors and officers. All of the shareholders are entitled to one vote for each share of common stock held.

Title         Identity of Person         No. of Shares      Percent of Class
-----         ------------------         -------------      ----------------

Common        Herbjorn Hansson(1)        538,282            2.00%
              Hon. Sir David Gibbons                        *
              Thorbjorn Gladso                              *
              Andrew  W. March                              *
              Paul J. Hopkins                               *
              George C. Lodge                               *
              Andreas Ove Ugland                            *
              Turid M. Sorensen                             *
              Rolf Amundsen                                 *


(1) Represents shares held by the Manager, of which Mr. Hansson is the sole shareholder.

* Less than 1% of our outstanding shares of common stock.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The Company is not aware of any shareholder who beneficially owns 5% or more of the Company's outstanding common stock.

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

     Total dividend paid out in 2006 was $122.6 million or $5.85 per share. The dividend payments per share in 2006, 2005, 2004, 2003 and 2002 have been as follows:

Period                 2006         2005       2004        2003       2002
------                 ----         ----       ----        ----       ----
1st Quarter            1.88        $1.62      $1.15       $0.63      $0.36
2nd Quarter            1.58         1.15       1.70        1.27       0.34
3rd Quarter            1.07         0.84       0.88        0.78       0.33
4th Quarter            1.32         0.60       1.11        0.37       0.32

Total                  5.85        $4.21      $4.84       $3.05      $1.35

     The dividend paid out in a quarter is based on the results of the previous quarter.

     The Company declared a dividend of $1.00 per share for the first quarter of 2007 which was paid to shareholders in March 2007. In addition, the Company declared a dividend of $1.248 per share for the second quarter of 2007, which was paid to shareholders in May 2007.

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

     The following table sets forth the high and low closing prices for shares of our common stock as reported by the New York Stock Exchange, the American Stock Exchange and the Oslo Stock Exchange:


                                    NYSE            NYSE           AMEX           AMEX        OSE                   OSE
The year ended:                     HIGH             LOW           HIGH            LOW        HIGH                  LOW
---------------                     ----             ---           ----            ---        ----                  ---
2002                                 N/A             N/A          $16.55         $ 9.86      NOK 145.00            NOK   90.00
2003                                 N/A             N/A          $16.90         $11.25      NOK 125.00            NOK   90.00
2004                               $41.30          $35.26         $41.59         $15.00      NOK 300.00            NOK 115.00
2005 (1)                           $56.68          $28.60           N/A            N/A       NOK 225.00            NOK 205.00
2006                               $41.70          $27.90           N/A            N/A              N/A                   N/A

                                   AMEX             AMEX          NYSE             NYSE           OSE                  OSE
For the quarter ended:             HIGH             LOW           HIGH              LOW          HIGH                  LOW
----------------------             ----             ---           ----              ---          ----                  ---

March 31, 2005 (1)                   N/A             N/A          $56.68           $35.95     NOK 225.00           NOK 205.00
June 30, 2005                        N/A             N/A          $49.79           $37.48          N/A                  N/A
September 30, 2005                   N/A             N/A          $46.48           $37.30          N/A                  N/A
December 31, 2005                    N/A             N/A          $37.90           $28.60          N/A                  N/A
March 31, 2006                       N/A             N/A          $36.92           $27.90          N/A                  N/A
June 30, 2006                        N/A             N/A          $36.60           $28.50          N/A                  N/A
September 30, 2006                   N/A             N/A          $41.70           $31.95          N/A                  N/A
December 31, 2006                    N/A             N/A          $36.40           $31.00          N/A                  N/A

----------
(1)  The OSE numbers for 2005 are based on trading through January 14, 2005

The high and low market prices for our common shares by month since December 2006 have been as follows:

For the month:
                                                  NYSE            NYSE
                                                  HIGH            LOW
                                                  ----            ---
January 2007                                     $35.75          $32.26
February 2007                                    $37.53          $32.50
March 2007                                       $36.99          $32.06
April 2007                                       $39.54          $35.79
May 2007                                         $41.24          $36.91
June 1 - June 27, 2007                           $40.63          $37.48

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

F. DIVIDENDS AND PAYING AGENTS

     Not Applicable

G. STATEMENT BY EXPERTS

     Not Applicable

H. DOCUMENTS ON DISPLAY

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1
(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at LOM Building, 27 Reid Street, Hamilton, HM11, Bermuda.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's borrowings, or the Loan under our 2005 Credit Facility.

     Amounts borrowed under the 2005 Credit Facility bears interest at a rate equal to LIBOR plus a margin between 0.70% to 1.20% per year (depending on the loan to vessel value ratio). Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

     A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.9 million in our interest expense for the year ended December 31, 2006.

     The Company is exposed to the spot market. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Eleven of our twelve vessels are currently operated in the spot market or on spot market related time charters. We believe that over time, spot employment generates premium earnings compared to longer-term employment.

     We estimate that during 2006, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $2.9 million.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On February 13, 2007, the Board of Directors adopted a shareholders' rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of the Company's common stock, par value $0.01 per share. The dividend was payable on February 27, 2007 to stockholders of record on that date. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $115, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company's common stock.

     This shareholder rights plan was designed to enable the Company to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. The Company believes that the shareholder rights plan should enhance the Board's negotiating power on behalf of shareholders in the event of a coercive offer or proposal. The Company is not currently aware of any such offers or proposals.


ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

     Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer have concluded that our disclosure controls and procedures are effective, as of the end of the period covered by this report, in timely alerting them to material information required to be disclosed in our periodic filings with the Securities and Exchange Commission ("SEC"), and in ensuring that the information required to be disclosed in those filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) Management's annual report on internal control over financial reporting.

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements for external purposes in accordance with Generally Accepted Accounting Principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

(c) Attestation report of the registered public accounting firm.

     Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

(d) Changes in internal control over financial reporting.

     There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16. RESERVED.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Mr. Torbj0rn Glads0 is an audit committee financial expert and the Chairman of the committee. Mr. Glads0 is "independent" as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS.

     The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The Code may be downloaded at our website (www.nat.bm). Additionally, any person, upon request, may ask for a hard copy of electronic file of the Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of our Code of Ethics, we will disclose the nature of that amendment or waiver on our website. During the year ended December 31, 2006, no such amendment was made or waiver granted.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

(a)  Audit Fees

     The Company's Board of Directors has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, Deloitte AS, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

FISCAL YEAR ENDED DECEMBER 31, 2006                    $199,600
FISCAL YEAR ENDED DECEMBER 31, 2005                     $71,400

(1) Included in the amounts are costs associated with the implementation of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2006 and 2005 of $36,000 and $0, respectively.

(b)  Audit-Related Fees (1)

FISCAL YEAR ENDED DECEMBER 31, 2006                    $132,300
FISCAL YEAR ENDED DECEMBER 31, 2005                    $150,455

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

(f)  Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

     Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     See item 18.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 through F-11

NORDIC AMERICAN TANKER SHIPPING LIMITED


TABLE OF CONTENTS

                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS                   F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL OVER FINANCIAL REPORTING                          F-3


FINANCIAL STATEMENTS

Statements of Operations                                              F-4

Balance Sheets                                                        F-5

Statements of Cash Flows                                              F-6

Statements of Shareholders' Equity                                    F-7

Notes to Financial Statements                                         F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited


We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 18, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.


/s/ Deloitte AS


Oslo, Norway
May 18, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tanker Shipping
Ltd


We have audited management's assessment, included in the accompanying Management's report on internal control over financial reporting, that Nordic American Tanker Shipping Ltd (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2006 of the Company and our report dated May 18, 2007 expressed an unqualified opinion on those financial statements.

\s\ Deloitte AS

Oslo, Norway
May 18, 2007


STATEMENTS OF OPERATIONS

All figures in USD '000, except share data
                                                                                   Year Ended December 31,

                                                               Notes             2006               2005             2004
                                                               -----             ----               ----             ----
Voyage Revenues                                                  3               175,520          117,110           67,452
Voyage Expenses                                                                 (40,172)         (30,981)          (4,925)
Vessel Operating Expenses -
excluding depreciation expense presented below
                                                                                (21,102)         (11,221)          (1,977)
General and Administrative Expenses                           2, 5, 7           (12,750)          (8,492)         (10,852)
Depreciation Expense                                             6              (29,254)         (17,529)          (6,918)

Net Operating Income                                                              72,242           48,887           42,780

Interest Income                                                                    1,602              850              143
Interest Expense                                                 9               (6,339)          (3,454)          (1,971)
Other Financial (Expense) Income                                                   (112)               34            (136)

Total Other Expense                                                              (4,849)          (2,570)          (1,964)

Net Income before Tax                                                             67,393           46,317           40,816

Tax Expense                                                                            0                0                0

Net Income for the Year                                                           67,393           46,317           40,816

Basic Earnings per Share                                                            3.14             3.03             4.05

Diluted Earnings per Share                                                          3.14             3.03             4.05

Basic Weighted Average Number of Common Shares Outstanding                    21,476,196       15,263,622       10,078,391
Diluted Weighted Average Number of Common Shares Outstanding
                                                                              21,476,196       15,263,622       10,078,391


The footnotes are an integral part of these financial statements.


BALANCE SHEETS

All figures in USD '000, except share data
                                                                            Notes      December 31, 2006         December 31, 2005
                                                                            -----      -----------------         -----------------
ASSETS
Current Assets
Cash and Cash Equivalents                                                                    11,729                    14,240
Accounts Receivable, net $0 allowance at December 31, 2006 and 2005
                                                                           3                 13,417                    19,557
Voyages in Progress                                                                           7,853                     2,446
Prepaid Expenses and Other Assets                                          4                 11,479                     3,147

Total Current Assets                                                                         44,478                    39,390

Long-term Assets
Vessels, Net                                                               6                752,478                   463,933
Other Long-term Assets                                                                        3,224                     2,521

Total Long-term Assets                                                                      755,702                   466,454

Total Assets                                                                                800,180                   505,844

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable                                                                              3,006                     1,562
Deferred Revenue                                                           10                   537                       537
Accrued Liabilities                                                        11                11,191                     2,873

Total Current Liabilities                                                                    14,734                     4,972

Long-term Liabilities
Long-term Debt                                                             8                173,500                   130,000

Total Long-term Liabilities                                                                 173,500                   130,000

Total Liabilities                                                                           188,234                   134,972

Commitments and Contingencies                                              13                     -                         -

SHAREHOLDERS' EQUITY
Common Stock,                                                              12                   269                       166
$0.01 par value; 51,200,000 shares authorized,
26,914,088 shares issued and outstanding and 16,644,496 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively

Additional Paid-in Capital                                                                  728,851                   432,682
Accumulated Deficit                                                                       (117,174)                  (61,976)

Total Shareholders' Equity                                                                  611,946                   370,872

Total Liabilities & Shareholders' Equity                                                    800,180                   505,844


The footnotes are an integral part of these financial statements.



STATEMENTS OF SHAREHOLDERS' EQUITY
All figures in USD '000, except number of shares

                                                                                    Accumulated
                                                          Additional                  Other           Total            Total
                                Number of       Common     Paid-in    Accumulated  Comprehensive   Shareholders'    Comprehensive
                                 Shares         Shares     Capital      Deficit        Loss           Equity           Income
                                 ------         ------     -------      -------        ----           ------           ------
Balance at 12.31.03              9,706,606        97      144,396      (37,635)     (1,150)          105,708


Net Income                                                               40,816                       40,816            40,816

Common Shares Issued, net of
$0 issuance costs                3,361,232        34      112,105                                    112,139

Compensation - Restricted
Shares                                                      9,252                                      9,252

Unrealized Loss on Derivative                                                          (21)             (21)              (21)
Instruments

Adjustment for Losses on
Derivatives Reclassified to
Earnings                                                                              1,171            1,171             1,171

Dividend Paid, $4.84 per share                                         (47,196)                     (47,196)

Total Comprehensive Income                                                                                              41,966

Balance at 12.31.04             13,067,838       131      265,753      (44,015)           0          221,868


Net Income                                                               46,318                       46,318            46,318

Common Shares Issued, net of
$11.3 million issuance costs     3,576,658        35      161,932                                    161,967

Compensation - Restricted                                   3,583                                      3,583
Shares

Stock Options                                               1,415                                      1,415

Dividend Paid, $4.21 per share                                         (64,279)                     (64,279)

Total Comprehensive Income                                                                                              46,318

Balance at 12.31.05             16,644,496       166      432,682      (61,977)           0          370,872


Net Income                                                               67,393                       67,393            67,393

Common Shares Issued, net of
$16.5 million issuance costs    10,269,592       103      288,254                                    288,357

Compensation - Restricted                                   6,369                                      6,369
Shares

Stock Options                                               1,545                                      1,545

Dividend Paid, $5.85 per share                                        (122,590)                    (122,590)

Total Comprehensive Income                                                                                              67,393
Balance at 12.31.06             26,914,088       269      728,851     (117,174)           0          611,946



The footnotes are an integral part of these financial statements.



STATEMENTS OF CASH FLOWS

All figures in USD '000

                                                                     Year Ended December 31,


                                                              2006                   2005                    2004
                                                              ----                   ----                    ----
Cash Flows from Operating Activities

Net Income                                                  67,393                 46,317                  40,816

Reconciliation of Net Income to Net Cash
from Operating Activities
Depreciation Expense                                        29,254                 17,529                   6,918
Amortization of Prepaid Finance Costs                          402                    718                     113
Compensation - Restricted Shares & Stock Options             7,914                  4,998                   9,252

Changes in Operating Assets and Liabilities:
Accounts Receivables                                         6,140               (15,019)                   3,603
Accounts Payable and Accrued Liabilities                     9,763                  2,545                   1,011
Prepaid and Other Assets                                   (8,332)                (1,667)                   (182)
Deferred Revenue                                                 0                  (749)                   1,286
Voyages in Progress                                        (5,407)                (2,446)                       0
Other Long-term Assets                                       (514)                (1,171)                       0

Net Cash Provided by Operating Activities                  106,613                 51,056                  62,817

Cash Flows from Investing Activities
Investment in Vessels                                    (317,800)              (294,161)                (66,137)

Net Cash Used in Investing Activities                    (317,800)              (294,161)                (66,137)


Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock                     288,357                161,967                 112,138
Proceeds from Use of Credit Facility                       274,500                135,000                  96,000
Repayments on Credit Facility                            (231,000)                (5,000)               (126,000)
Credit Facility Costs                                        (591)                (1,075)                 (1,456)
Dividends Paid                                           (122,590)               (64,279)                (47,196)


Net Cash Provided by Financing Activities                  208,676                226,613                  33,486

Net (Decrease) Increase in Cash and Cash Equivalents      (2, 511)               (16,492)                  30,166

Beginning Cash and Cash Equivalents                         14,240                 30,732                     566

Ending Cash and Cash Equivalents                            11,729                 14,240                  30,732

Cash Paid for Interest                                       5,499                    916                   1,774



The footnotes are an integral part of these financial statements.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED

                          NOTES TO FINANCIAL STATEMENTS

                  (All amounts in USD '000 except where noted)

1.   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Nordic American Tanker Shipping Limited (the "Company") was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company owns and operates crude oil tankers. The Company trades under the symbol "NAT" on the New York Stock Exchange.

Basis of Accounting: These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates: Preparation of financial statements in accordance with US GAAP necessarily includes amounts based on estimates and assumptions made by management. Actual results could differ from those amounts. The affects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Reclassifications: Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Inventories: Inventories, which comprise principally of bunker fuel, are stated at cost which is determined on a first-in, first-out (FIFO) basis.

Vessel and Other Property: Vessel and other property are recorded at cost. Depreciation is calculated based on cost less estimated salvage value and is provided over estimated useful lives of the related assets using the straight-line method. The estimated useful life of the vessels is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. There have been no impairments recorded for the years ended December 31, 2006, 2005 or 2004.

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis through the expected date of the next drydocking. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of 8 years. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, and accounts payable approximate carrying value because of the short-term nature of these instruments.

Deferred Financing costs: Finance costs, including fees, commissions and legal expenses, which are presented as other assets are capitalized and amortized on a straight-line basis over the term of the relevant debt borrowings. Amortization of finance costs is included in interest expense.

Revenue and expense recognition: Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Bareboat: Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer is responsible for operating and maintaining the vessel and bears all costs and expenses with respect to the vessel.

Time charters under spot related terms: Revenues from time charters under spot related terms is based on a formula designed to generate earnings as if the Company had operated the vessels in the spot market on two routes, less 5% in commission to the charterer. The charterhire is payable to the Company monthly. The charterer is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs.

Spot charters: Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2006 and 2005, the Company had no reserves against its due from charterers balance associated with demurrage revenues.

Pooling arrangements: Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulas used to allocate net pool revenues vary among different pools, but generally, revenues are allocated to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect each vessels' differing capacities and performance capabilities. The pool managers are responsible for collecting voyage revenue, paying voyage expenses and distribute net pool revenues to the participants.

Based on the guidance from Emerging Issuance Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), earnings generated from pools in which the Company is the principal of its vessels activities are recorded based on gross method. Earnings generated from pools in which the Company is not regarded as the principal of the vessels activities are recorded per the net method.

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

Geographical Segment: The Company currently operates nine of its vessels in spot market pools with other vessels that are not owned by us. The pools are managed by third party pool administrators. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. The pool vessels are operated in the spot market by the pool administrators. As a significant portion of the Company's vessels are operated in pools, it is not practical to allocate geographical data to each vessel nor would it give meaningful information to the reader.

Derivative instruments: The Company did not hold any derivative instruments at December 31, 2006 or 2005.

Share-Based Compensation: Effective December 31, 2005, the Company adopted SFAS No. 123(R) "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, "Stock-Based Compensation, and SFAS No. 123(R) were materially consistent under the Company's equity plan, the adoption of SFAS No. 123(R) did not have a significant impact on the Company's financial position or results of operations. See to Note 7 for additional information.

Earnings per Share: SFAS No. 128 "Earnings Per Share " requires earnings per share ("EPS") to be computed and reported as both basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

The Company's average stock price during 2006 was above the average exercise price of the option and a dilutive effect on EPS could potentially arise. However, the proceeds of an exercise of all outstanding options calculated as per the Treasury Stock Method would exceed the costs of acquiring stocks at the average 2006 stock price. The potential effect of the outstanding options is therefore anti-dilutive and is not included in the calculation of diluted earnings per share. The average number of potentially dilutive options was 320,000 for the year ended December 31, 2006, and 295,000 for the year ended December 31, 2005, respectively. There were no outstanding options as of December 31, 2004.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash with reputable financial institutions. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk.

Accounts receivable consist of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts relating to demurrage claims. If amounts become uncollectible, they will be charged to operations when that determination is made.

Interest Rate Risk: The Company is exposed to interest rate risk for its debt borrowed under the New Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2006 and has not entered into any such arrangements in 2006.

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

Recent Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. FIN 48 provides a benefit recognition model with a two-step approach consisting of a "more-likely-than-not" recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. FIN 48 is effective as of the beginning of the first annual period beginning after December 15, 2006. The Company is currently assessing the impact of adopting FIN 48 on the financial condition, results of operations, and cash flows of the Company

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for the Company as of December 31, 2006. There was no impact as a result of the Company's adoption of SAB 108 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement," ("SFAS 157") which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. This Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157, and has not yet determined the impact that its adoption will have on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157, and has not yet determined the impact that its adoption will have on its results of operations and financial position.

2.   RELATED PARTY TRANSACTIONS

The Manager, Scandic American Shipping Ltd., is jointly owned by the Chairman and Chief Executive Officer ("CEO") of the Company, Mr. Herbjorn Hansson, and a member of the Board of Directors, Mr. Andreas Ove Ugland. The Manager, under the Management Agreement, assumes commercial and operational responsibility of the Company's vessels and is required to manage the Company's day-to-day business subject to our objectives and policies as established from time to time by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $100,000 per annum. The Manager also has a right to 2% of the Company's total outstanding shares (see Note 7 "Share-Based Compensation"). The Company recognized $1.6 million, $1.5 million and $0.3 million of total costs for services provided under the Management Agreement for the years ended December 31, 2006, 2005 and 2004, respectively. Additionally the Company recognized $6.3 million, $3.6 million, and $9.2 million in non-cash share-based compensation expense for the years ended December 31, 2006, 2005 and 2004, respectively, related to the issuance of shares to the Manager (see Note 7 "Share-Based Compensation"). The costs are included in general and administrative expenses. The balances included within accounts payable were $491,081 and $396,314 at December 31, 2006 and 2005, respectively.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, which in the past has provided and may continue to provide legal services to us. The Company recognized $97,071, $77,526 and $33,435 in costs for the years ended December 31, 2006, 2005 and 2004, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in general and administrative expenses. There were no amounts included within accounts payable at December 31, 2006 and December 31, 2005, respectively. .

3.   REVENUE

For the twelve months ending December 31, 2006, the Company's only source of revenue was from the Company's twelve vessels. The table below provides the current employment of the vessels.

                                                      Charterer*/
Vessel name                Employment                 Commercial Operator
-----------                ----------                 -------------------

Gulf Scandic               Bareboat                   Gulf Navigation*
Nordic Hawk                Spot / TC(1)               BP Shipping*
Nordic Hunter              Spot / TC(1)               BP Shipping*
Nordic Freedom             Spot                       Teekay Shipping
Nordic Fighter             Spot                       Frontline
Nordic Discovery           Spot                       Frontline
Nordic Apollo              Spot                       Frontline
Nordic Saturn              Spot                       Gemini Tankers
Nordic Jupiter             Spot                       Gemini Tankers
Nordic Voyager             Spot                       Stena Bulk
Nordic Cosmos              Spot                       Stena Bulk
Nordic Moon                Spot                       Stena Bulk

       (1) Spot/TC = Time Charter on spot market related terms.


One customer accounted for 23%, 37%, and 97% of the Company's revenues during the year ended December 31, 2006, 2005 and 2004, respectively.

Five customers accounted for 23%, 22 %, 21%, 18%, 16% and 27%, 24%, 21%, 15%,
14% of the accounts receivable balance for the year ended December 31, 2006 and December 31, 2005, respectively.

4.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

     All figures in USD '000                          2006              2005
     -----------------------                          ----              ----

     Bunkers and lubricants inventory                5,110             2,136
     Other current assets - Managers                 3,247                56
     Prepaid expenses - Managers                     1,716               345
     Other                                           1,406               610

     Total as per December 31,                      11,479             3,147

The line items "Other current assets - Managers" and "Prepaid expenses - Managers" relate to assets held and prepaid expenses incurred by our technical and commercial managers at our risk.

5.   GENERAL AND ADMINISTRATIVE EXPENSES

     All figures in USD '000                         2006      2005      2004
     -----------------------                         ----      ----      ----

     Management fee                                   100       100       175
     Directors and officers insurance                 116       121       113
     Salary and wages                               1,022       635       165
     Audit, legal and consultants                   1,171       679       588
     Outsourced administrative services             1,564     1,461       313
     Compensation - restricted shares (non-cash)    6,369     3,583     9,252
     2004 Stock Incentive Plan                      1,545     1,415         0
     Other fees and expenses                          864       498       245

     Total as per December 31,                     12,750     8,492    10,852

6.   VESSEL AND OTHER PROPERTY

Vessel and Other Property consist of twelve modern double hull Suezmax crude oil tankers, drydocking charges and ballast tank improvements. Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

    All figures in USD '000                             2006            2005
    -----------------------                             ----            ----

    Acquisition Costs as per January 1 ,              531,074          236,913
    Acquisitions                                      317,800          294,161

    Acquisition Costs as per December 31,             848,874          531,074

    Accumulated Depreciation  as per January 1,       (67,141)         (49,612)
    Depreciation                                      (29,254)         (17,529)

    Accumulated Depreciation                          (96,396)         (67,141)

    Net Book Value as per December 31,                752,478          463,933

Included in the above amounts are drydocking charges and ballast tank improvements with a net book value of $3.2 million and $2.2 million as at December 31, 2006 and 2005, respectively. Depreciation expenses for drydocking and ballast tank improvements were $0.6 million and $0.2 million for the years 2006 and 2005, respectively. Accumulated depreciation for docking and ballast tank improvements were $0.8 million and $0.2 million for the year ended December 31, 2006 and December 31, 2005.

7.   SHARE-BASED COMPENSATION

The Company has two share-based compensation plans, which are described below. The compensation cost that has been charged against income as part of General and Administrative expenses for those plans was $7.9 million, $5.0 million, and $9.3 million for 2006, 2005, and 2004, respectively. Unrecognized compensation cost related to the Plan is $2.5 million as at December 31, 2006. That cost is expected to be recognized over a weighted-average period of 1.49 years.

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan ("Plan"), the directors, officers and certain key employees of the Company and the Manager will be eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and performance shares. The Company believes that such awards better align the interests of its employees with those of its shareholders. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. A total of 320,000 options and 16,700 restricted shares have been issued as at December 31, 2006. All stock options were issued during fiscal year 2005, while all of the restricted shares were issued during fiscal year 2006. There was no activity during fiscal year 2004.

Stock option awards were granted with an exercise price that is subject to adjustment for dividends to share holders exceeding 3% of the initial stock option exercise price. Stock option awards generally vest equally over four years from grant date and have a 10-year contractual term. There have not been any modifications to the terms of the granted awards during the year ended December 31, 2006.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table below. Stock options issued to non-employees are measured at each reporting date and fair value is estimated with the same model used for estimating fair value of the options granted to employees. Because the option valuation model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from historical volatility of the Company's stock and other factors. Expected life of the options is estimated to be equal to the vesting period for employees when calculating the fair value of the options. When calculating the fair value of the options issued to non-employees, the expected life is equal to the actual life of options. The Company recognizes the compensation cost for stock options issued to non-employees over the requisite service period, which is considered to be equal to the vesting period.

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


                                          December 31, 2006                         December 31, 2005

Weighted average figures         Employees         Non-employees               Employees                 Non-employees
------------------------         ---------         -------------               ---------                 -------------
Volatility                         42.60%             40.48%                    42.60%                      42.08%
Dividends yield                     3.0%               3.0 %                     3.0%                        3.0%
Expected life                       3.81               8.27                      3.81                        9.27
Risk-free rate (range)         3.52% - 4.43%           4.70%                 3.52% - 4.43%               4.53% - 4.61%


A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

                                                            Options -               Options -            Weighted-average exercise
Options                                                     employees             non-employees                    price
-------                                                     ---------             -------------                    -----
Outstanding at January 1, 2006                               240,000                  80,000                       $35.70
Granted                                                         -                       -                            -
Exercised                                                       -                       -                            -
Forfeited or expired                                            -                       -                            -
Outstanding at December 31, 2006                             240,000                  80,000                       $31.01
Exercisable at December 31, 2006                             115,000                  32,500                       $31.01


Outstanding and exercisable stock options as at December 31, 2006 have a weighted-average remaining term of 8.09 years for employees and 8.31 years for non-employees. The exercise price for outstanding stock options as at December 31, 2006 is $31.01.


                                                             Weighted-average            Options        Weighted-average grant-date
                                             Options        grant-date fair value            -                   fair value
                                           -Employees            - Employees           Non-employees           - Non-employees
                                           ----------            -----------           -------------           ---------------
Non-vested at January 1, 2006                185,000                $18.38                 67,500                   $21.75
Granted during the year                         -                     -                      -                        -
Vested during the year                       (72,500)               $17.84                (20,000)                  $22.93
Forfeited during the year                       -                     -                      -                        -
Estimated forfeitures unvested options          -                     -                      -                        -
Non-vested at December 31, 2006              112,500                $18.64                 47,500                   $21.25

Restricted Shares to Employees and Non-Employees

Under the terms of the Company's 2004 Stock Incentive Plan, 16,700 shares of restricted stock were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 at a grant date fair value of $31.99 per share.

The fair value of restricted shares is estimated based on the market price of the Company's shares. The fair value of restricted shares granted to employees is measured at the grant date and the fair value of restricted shares granted to non-employees is measured at fair value at each reporting date.

The shares are considered restricted as the holders of the shares cannot dispose of them for a period of up to four years from issuance, as the restricted shares vest in yearly instalments during this period. The holders of the restricted shares do have ordinary shareholder rights including entitlement to dividends declared during the period and voting rights.

The restricted shares vest in four equal amounts in May 2007, May 2008, May 2009 and May 2010. No restricted shares vested fully during in 2006.

There were 9,700 restricted shares issued to employees and 7,000 restricted shares to non-employees in 2006. The compensation cost for employees and non-employees are recognized on a straight-line basis over the vesting period. The total compensation cost in 2006 related to restricted shares was $80,319.

At December 31, 2006, there were 16,700 restricted shares outstanding at a weighted-average grant date fair value of $31.99 for employees and $31.99 for non-employees. As of December 31, 2006, unrecognized compensation cost related to unvested restricted stock aggregated $470,433, which will be recognized over a weighted average period of 3.4 years.

The table below summarizes the Company's restricted stock awards as of December 31, 2006:


                                                              Weighted-average                         Weighted-average grant-date
                                       Restricted shares   grant-date fair value     Restricted shares         fair value
                                           -Employees            - Employees         - Non-employees        - Non-employees
                                           ----------            -----------         ---------------        ---------------
Outstanding at January 1, 2006                 -                     -                      -                        -
Granted during the year                      9,700                 $31.99                 7,000                    $31.99
Vested during the year                         -                     -                      -                        -
Forfeited during the year                      -                     -                      -                        -
Outstanding at December 31, 2006             9,700                 $31.99                 7,000                    $31.99

Restricted Shares to Manager

Prior to December 31, 2004 the Management Agreement provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager's interests with those of the Company, the Manager agreed to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. These restricted shares are non-transferable for three years from issuance. During 2006 the Company has issued to the Manager 205,392 shares at an average fair value of $30.62. The share-based compensation expense related to the issuance of restricted shares to the Manager of $6.3 million in 2006 was classified as general and administrative expenses.

8.   LONG-TERM DEBT

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility became effective as of October 2005 and replaced the previous credit facility from October 2004, a portion of which was set to mature in October 2005. The 2005 Credit Facility will mature in September 2010.

The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Total commitment fees paid for the year ended December 31, 2006 and December 31, 2005 were $0.7 million and $0.7 million, respectively.

In September 2006, the Company increased the 2005 Credit Facility to $500 million. The other material terms of the 2005 Credit Facility were not amended. The undrawn amount of this facility as of December 31, 2006 and 2005 was $326.5 million and $170 million, respectively.

Borrowings under the 2005 Credit Facility are secured by mortgages over the Company's vessels and assignment of earnings and insurance. The Company will be able to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

Accrued interest as per December 31, 2006 is $1.0 million and was paid during the first quarter of 2007.

9.   INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and loan financing costs related to the $500 million 2005 Credit Facility. The $173.5 million drawn on the facility bears interest equal to LIBOR plus a margin between 0.7% and 1.2%. The loan financing costs incurred in connection with the refinancing of the previous credit facility are deferred and amortized over the term of the 2005 Credit Facility on a straight-line basis. Amortization of loan costs is included in the interest expense. The amortization of loan financing costs was for the years 2006, 2005 and 2004 $0.4 million, $0.7 million and $0.1 million respectively. Total capitalized loan financing costs are $1.9 million as per December 31, 2006 and $1.7 million as per December 31, 2005. The amortization of loan financing costs for the years 2007 to 2009 are $0.5 million per year and $0.4 million for the year 2010.

10.  DEFERRED REVENUE

Deferred revenue of $0.5 million represents prepaid freight received from one of our customers prior to December 31, 2006, for services to be rendered during January 2007.

11.  ACCRUED LIABILITIES

     All figures in USD '000                         2006              2005
     -----------------------                         ----              ----

     Accrued Interest                               1,003             1,170
     Accrued Expenses                               5,054             1,459
     Other Current Liabilities                      4,808                 0
     Other                                            326               244

     Total as per December 31,                     11,191             2,873

The line item Other Current Liabilities relates to liabilities incurred by our technical and commercial managers at our risk.

12.  SHARE HOLDERS' EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

                                            Authorized        Issued and
                                               Shares       Outstanding Shares
                                               ------       ------------------

     Balance at December 31, 2003           51,200,000           9,706,606

     Issuance of Common Shares in
     Follow-on Offering                                          3,105,000
     Share-based Compensation                                      256,232

     Balance at December 31, 2004           51,200,000          13,067,838

     Issuance of Common Shares in
     Follow-on Offering                                          3,500,000
     Share-based Compensation                                       76,658

     Balance at December 31, 2005           51,200,000          16,644,496

     Issuance of Common Shares in
     Follow-on Offering                                          4,297,500
     Share-based Compensation                                       87,704
     Issuance of Common Shares in
     Follow-on Offering                                          5,750,000
     Share-based Compensation                                      117,347
     Restricted Shares                                              16,700
     Share-based Compensation                                          341

     Balance at December 31, 2006           51,200,000          26,914,088

The total issued and outstanding shares as of December 31, 2006 were 26,914,088 shares of which 538,282 shares were restricted to the Manager and 16,700 shares were restricted to employees and non-employees as described in Note 7. The total issued and outstanding shares as of December 31, 2005 was 16,644,496 shares of which 332,890 shares were restricted as described in Note 7.

13.  COMMITMENTS AND CONTINGENCIES

The Company may be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

No claims have been made against the Company for the fiscal year 2006 or 2005. The Company is not a party to any legal proceedings for the year ended December 31, 2006 and December 31, 2005, respectively.

14.  SUBSEQUENT EVENTS

In February 2007, the Company declared a dividend of $1.00 per share in respect of the fourth quarter of 2006 which was paid to shareholders in March 2007.

In May 2007, the Company declared a dividend of $1.24 per share in respect of the first quarter of 2007 which will be paid to shareholders in May 2007.

In May 2007, the Board of Directors decided to implement a Pension Plan for the CEO. The features of such a plan are expected to be in place during the second half of 2007. The CEO has no plans at all to retire from his present position.

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

4.2 Amended and Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 29, 2004.

4.3 Amendment to Restated Management Agreement dated April 29, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping.

4.4 2004 Stock Incentive Plan incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005.

4.5 Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated September 14, 2005, incorporated by reference into the Company's annual report on Form 20-F filed June 30, 2006.

4.6 Addendum No. 1 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated September 21, 2006.

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

15.1 Consent of Independent Registered Public Accounting Firm.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         NORDIC AMERICAN TANKER
                                         SHIPPING LIMITED



                                         By:/s/ Herbjorn Hansson
                                            -----------------------------
                                            Name:    Herbjorn Hansson
                                            Title:   Chairman, Chief Executive
                                                     Officer and President

DATED:  June 29, 2007



SK 01318 0002 786748