Form 20-F
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2008-05-09
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES
EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
-----------------------------------------------
(Exact name of Registrant as specified in its charter)

----------------------------------------------
(Translation of Registrant’s name into English)

BERMUDA
----------------------------------------------
(Jurisdiction of incorporation or organization)

LOM Building
27 Reid Street
Hamilton HM 11
Bermuda
----------------------------------------------
(Address of principal executive offices)

Herbjørn Hansson, Chairman, President, and Chief Executive Officer, Tel No. 1 (441) 292-7202, LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b)
of the Act:

Common Stock, $0.01 par value
Series A Participating Preferred Stock
-----------------------------
Title of class

New York Stock Exchange
----------------------------------------------
Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, there were 29,975,312 shares outstanding of the Registrant’s common stock, $0.01 par value per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[X] Yes	[_] No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[_] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [_]

Non-accelerated filer (Do not check if a smaller reporting company) [_]	Smaller reporting company [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

[_] Item 17

[_] Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

TABLE OF CONTENTS

Page

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	Selected Financial Data	1

B.	Capitalization And Indebtedness	1

C.	Reasons For The Offer And Use Of Proceeds	3

D.	Risk Factors	3

ITEM 4.	INFORMATION ON THE COMPANY	13

A.	History And Development Of The Company	13

B.	Business Overview	13

C.	Organizational Structure	28

D.	Property, Plant And Equipment	28

ITEM 4A.	UNRESOLVED STAFF COMMENTS	28

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28

A.	Operating Results	28

B.	Liquidity and Capital Resources	30

C.	Research and Development, Patents and Licenses, Etc	31

D.	Trend Information	31

E.	Off Balance Sheet Arrangements	32

F.	Tabular Disclosure Of Contractual Obligations	32

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34

A.	Directors And Senior Management	34

B.	Compensation	36

C.	Board Practices	37

D.	Employees	38

E.	Share Ownership	38

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	38

A.	Major Shareholders	38

B.	Related Party Transactions	38

C.	Interests Of Experts And Counsel	38

ITEM 8.	FINANCIAL INFORMATION	38

A.	Consolidated Statements And Other Financial Information	38

B.	Significant Changes	39

ITEM 9.	THE OFFER AND LISTING	39

ITEM 10.	ADDITIONAL INFORMATION	40

A.	Share Capital	40

B.	Memorandum And Articles Of Association	40

C.	Material Contracts	41

D.	Exchange Controls	42

E.	Taxation	42

F.	Dividends And Paying Agents	43

G.	Statement By Experts	43

H.	Documents On Display	43

I.	Subsidiary Information	43

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	43

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	44

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	44

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	44

ITEM 15.	CONTROLS AND PROCEDURES	44

A.	Disclosure Controls And Procedures	44

B.	Management’s annual report on internal control over financial reporting	44

C.	Attestation report of the registered public accounting firm	45

D.	Changes in internal control over financial reporting	45

ITEM 16.	RESERVED	45

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	45

ITEM 16B.	CODE OF ETHICS	45

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	45

A.	Audit Fees	45

B.	Audit-Related Fees (1)	45

C.	Tax Fees	46

D.	All Other Fees	46

E.	Audit Committee’s Pre-Approval Policies and Procedures	46

F.	Not applicable	46

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	46

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS	46

ITEM 17.	FINANCIAL STATEMENTS	46

ITEM 18.	FINANCIAL STATEMENTS	46

ITEM 19.	EXHIBITS	46

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

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Please note in this annual report, “we”, “us”, “our”, and “The Company”, all refer to Nordic American Tanker Shipping Limited.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following historical financial information should be read in conjunction with our audited financial statements and related notes all of which are included elsewhere in this document and “Operating and Financial Review and Prospects.” The statement of operations data for each of the three years ended December 31, 2007, 2006, and 2005 and selected balance sheet data as of December 31, 2007 and 2006 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 2004 and 2003 and selected balance sheet data for each of the years ended December 31, 2005, 2004 and 2003 are derived from our audited financial statements not included in this document.

SELECTED FINANCIAL DATA	Year Ended December 31,
All figures in thousands of USD except share data	2007	2006	2005	2004	2003

Voyage revenue	186,986	175,520	117,110	67,452	37,371
Voyage expenses	(47,122)	(40,172)	(30,981)	(4,925)	(185)
Vessel operating expense – excl. depreciation expense presented below	(32,124)	(21,102)	(11,221)	(1,977)	-
General and administrative expenses	(12,132)	(12,750)	(8,492)	(10,852)	(468)
Depreciation	(42,363)	(29,254)	(17,529)	(6,918)	(6,831)
Net operating income	53,245	72,242	48,887	42,780	29,887

Interest income	904	1,602	850	143	26
Interest expense	(9,683)	(6,339)	(3,454)	(1,971)	(1,798)
Other financial (expense) income	(260)	(112)	34	(136)	(15)
Total other expenses	(9,039)	(4,849)	(2,570)	(1,964)	(1,787)
Net income	44,206	67,393	46,317	40,816	28,100

Basic earnings per share	1.56	3.14	3.03	4.05	2.89
Diluted earnings per share	1.56	3.14	3.03	4.05	2.89
Cash dividends declared per share	3.81	5.85	4.21	4.84	3.05
Basic weighted average shares outstanding	28,252,472	21,476,196	15,263,622	10,078,391	9,706,606
Diluted weighted average shares outstanding	28,294,997	21,476,196	15,263,622	10,078,391	9,706,606

Other financial data:
Net cash from operating activities	83,649	106,613	51,056	62,817	29,894
Dividends paid	107,349	122,590	64,279	47,196	29,605

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	13,342	11,729	14,240	30,733	566
Total assets	804,628	800,180	505,844	224,203	136,896
Total debt	105,500	173,500	130,000	0	30,000
Common stock	300	269	166	131	97
Total shareholders’ equity	672,105	611,946	370,872	221,868	105,708

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.	RISK FACTORS

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

Industry Specific Risk Factors

If the tanker industry, which has been cyclical, is depressed in the future, our earnings and available cash flow may decrease.

If the tanker industry, which has been cyclical, is depressed in the future, our earnings and available cash flow may decrease. Our ability to recharter our vessels or to sell them on the expiration or termination of their charters and the charter rates payable in respect of our eleven vessels currently operating in the spot market, or any renewal or replacement charters, will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products,

•	supply of oil and oil products,

•	regional availability of refining capacity,

•	global and regional economic conditions,

•	the distance oil and oil products are to be moved by sea,

•	changes in seaborne and other transportation patterns,

•	weather, and

•	competition from alternative sources of energy.

  The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries,

•	the scrapping rate of older vessels,

•	conversion of tankers to other uses,

•	the number of vessels that are out of service, and

•	environmental concerns and regulations.

        Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Eleven of our twelve vessels are currently operated in the spot market, of which six vessels are under a cooperative agreement with Frontline Ltd. (NYSE:FRO) and five vessels with Stena AB of Sweden.  We are highly dependent on spot market charter rates. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil will depend upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

We will be dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently operate a fleet of twelve vessels.  Of those twelve vessels, one is on a long-term fixed-rate charter, while the other eleven are employed in the spot market.  Therefore we are highly dependent on spot market charter rates.

Charter rates for tankers are below their historically high levels reached during the period between late 2004 and mid 2005 but remain high relative to historic levels. If the tanker industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and ability to pay dividends may be adversely affected.

We may enter into spot charters for any additional vessels that we may acquire in the future. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends.  Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Normally, tanker markets are stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the Northern Hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book which extends to 2012 equalled approximately 35% of the existing world tanker fleet as of March 31, 2008 and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and our ability to pay dividends.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.  As of the date of this annual report, each of our vessels is ISM code-certified.

The value of our vessels may fluctuate and any decrease in the value of our vessels could result in a lower price of our common shares.

Tanker values have generally experienced high volatility. You should expect the market value of our oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under our $500 million revolving credit facility, or the 2005 Credit Facility. Under the 2005 Credit Facility, we are required to maintain equity, defined as total assets less total debt, of at least $150.0 million. If we determine at any time that a vessel’s future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders’ equity. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower price of our common shares.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected dry-docking costs and delays or total loss or our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.

In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and ability to pay dividends.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

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

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government.

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and ability to pay dividends.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Company Specific Risk Factors

We operate in a cyclical and volatile industry and cannot guarantee that we will continue to make cash distributions.

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. The 2005 Credit Facility prohibits the declaration and payment of dividends if we are in default under the 2005 Credit Facility. We refer you to Item 4—Information on the Company—Business Overview—Our Credit Facility for more details.

In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board of Directors and compliance with Bermuda law, and may be dependent upon the adoption at the annual meeting of shareholders of a resolution effectuating a reduction in our share premium in an amount equal to the estimated amount of dividends to be paid in the next succeeding year. We refer you to Item 8—Financial Information—Dividend Policy for more details. We may not continue to pay dividends at rates previously paid or at all.

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

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions,

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures,

•	integrate any acquired tankers or businesses successfully with our existing operations,

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet,

•	identify additional new markets,

•	improve our operating, financial and accounting systems and controls, and

•	obtain required financing for our existing and new operations.

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

Purchasing and operating secondhand vessels may result in increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our operations.

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

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels, age market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and ability to pay dividends.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 14 years to 23 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

We are dependent on the Manager and there may be conflicts of interest arising from the relationship between our Chairman and the Manager.

Our success depends to a significant extent upon the abilities and efforts of the Manager and our management team. Our success will depend upon our and the Manager’s ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

A company which is 100% owned by Herbjørn Hansson, our Chairman, President and Chief Executive Officer and his family, is the owner of the Manager. Until June 2007, one of our directors was also an owner of the Manager. The Manager may engage in business activities other than with respect to the Company. The fiduciary duty of a director may compete with or be different from the interests of the Manager and may create conflicts of interest in relation to that director’s duties to the Company.

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

An increase in operating costs would decrease earnings and dividends per share.

Under the charter agreement for one of our vessels, the charterer is responsible for vessel operating expenses and voyage costs.  Under the spot charters of eleven of our twelve vessels, we are responsible for such costs. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which fuels depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. The price of fuel is near historical high levels and may increase in the future. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial.   Increases in any of these expenses would decrease earnings and dividends per share.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

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

Borrowing under the 2005 Credit Facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under the 2005 Credit Facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital,

•	refinancing or restructuring our debt,

•	selling tankers or other assets, or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under the 2005 Credit Facility, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes our entire fleet and substantially all of our assets.

Our 2005 Credit Facility contains restrictive covenants which may limit our liquidity and corporate activities.

The 2005 Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under the 2005 Credit Facility or if there is another default under the 2005 Credit Facility,

•	incur additional indebtedness, including the issuance of guarantees,

•	create liens on our assets,

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

•	sell our vessels,

•	merge or consolidate with, or transfer all or substantially all our assets to, another person, or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us.  Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, while we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage.  Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

We may be required to make additional premium payments because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our Manager, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we currently incur all of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Norwegian Kroner. Declines in the value of the U.S. dollar relative to the Norwegian Kroner, or the other currencies in which we may incur expenses in the future, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

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

We have received a standard assurance from the Bermuda Minister of Finance, under Bermuda’s Exempted Undertakings Tax Protection Act 1966, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. Consequently, if our Bermuda tax exemption is not extended past March 28, 2016, we may be subject to any Bermuda tax after that date.

Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would have a material adverse effect on our financial condition and results of operations.

If U.S. tax authorities were to treat us as a “passive foreign investment company,” that could have adverse consequences on U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash is treated as an asset that produces “passive income” and “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and expected future operations, we believe that we ceased to be a passive foreign investment company beginning with the 2005 taxable year. We do not anticipate that we will be a passive foreign investment company for any taxable year in the future.  As a result, noncorporate U.S. shareholders should be eligible to treat dividends paid by us in 2006, 2007, and thereafter as “qualified dividend income” which is subject to preferential tax rates (through 2010). Since we expect to derive more than 25% of our income each year from our time chartering and voyage chartering activities, we believe that such income will be treated for relevant U.S. Federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income (which should constitute more than 50% of our assets each year), in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year beginning with the 2005 taxable year, our U.S. shareholders who owned their shares during such year will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions (i.e., distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the shareholder’s holding period for our common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. In addition, non-corporate U.S. shareholders will not be eligible to treat dividends paid by us as “qualified dividend income” if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

We are incorporated in the Islands of Bermuda. Substantially all of our assets are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Nordic American Tanker Shipping Limited, or the Company, was founded on June 12, 1995 under the laws of the Islands of Bermuda and we maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.

The Company was formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997.  These three vessels were initially bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years.  BP Shipping redelivered the three vessels to the Company in September 2004, October 2004 and November 2004, respectively.  We continued contracts with BP Shipping by time chartering to it two of our original three vessels at spot market related rates for three year terms that expired in the fourth quarter of 2007.  These two vessels are currently chartered in the spot market pursuant to cooperative agreements with third parties. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. at a fixed rate charterhire for a five-year term that expires in November 2009, subject to two one-year extensions at Gulf Navigation’s option.  Our fourth vessel was delivered to us in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessels in November 2006 and our twelfth vessel in December 2006. These vessels are currently chartered in the spot market pursuant to cooperative agreements with third parties.

In July 2007, the Company issued 3,000,000 common shares at a public offering price of $41.50 per share in a registered transaction.  The net proceeds of the offering were used to repay debt on our Credit Facility and to prepare for further expansion.

In November 2007, the Company agreed to acquire two Suezmax newbuildings, which are expected to be delivered in the fourth quarter of 2009 and by the end April 2010, respectively.  The Company acquired these two newbuildings from First Olsen Ltd. at a price at delivery of $90,000,000 per vessel, including calculated predelivery interest and supervision expenses. The acquisitions will be financed by borrowings under the Company’s 2005 Credit Facility.  See Note 8 to the Company’s Audited Financial Statements for more information.

In April 2008, the Company extended the term of the 2005 Credit Facility for three years.  As a result, the 2005 Credit Facility matures in September 2013.

In May 2008, the Company declared a dividend of $1.18 per share in respect of the first quarter of 2008 which will be paid to shareholders in June 2008.

B.	BUSINESS OVERVIEW

We are an international tanker company that owns twelve modern double-hull Suezmax tankers averaging approximately 155,000 dwt each. As of December 31, 2007, we have chartered eleven of our twelve vessels in the spot market pursuant to cooperative arrangements with third parties and have bareboat chartered one vessel to Gulf Navigation.  We have agreed to acquire two Suezmax newbuildings, one of which is expected to be delivered in the fourth quarter of 2009 and one of which is expected to be delivered by the end April 2010.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

Our Fleet

Our fleet consists of fourteen modern double-hull Suezmax tankers of which two are newbuildings.  The following chart provides information regarding each vessel status.

Vessel	Yard	Year Built	Dwt(1)	Employment Status (Expiration Date)	Flag
Gulf Scandic	Samsung	1997	151,475	Bareboat (Nov. 2009)	Isle of Man
Nordic Hawk	Samsung	1997	151,475	Spot	Bahamas
Nordic Hunter	Samsung	1997	151,400	Spot	Bahamas
Nordic Voyager	Dalian New	1997	149,591	Spot	Norway
Nordic Freedom	Daewoo	2005	163,455	Spot	Bahamas
Nordic Fighter	Hyundai	1998	153,328	Spot	Norway
Nordic Discovery	Hyundai	1998	153,328	Spot	Norway
Nordic Saturn	Daewoo	1998	157,332	Spot	Marshall Islands
Nordic Jupiter	Daewoo	1998	157,411	Spot	Marshall Islands
Nordic Apollo	Samsung	2003	159,999	Spot	Marshall Islands
Nordic Cosmos	Samsung	2002	159,998	Spot	Marshall Islands
Nordic Moon	Samsung	2003	159,999	Spot	Marshall Islands
Newbuilding	Bohai	2009	163,000	Expected delivery 4Q ‘09
Newbuilding	Bohai	2010	163,000	Expected delivery 2Q ‘10
* Deadweight ton

OUR CHARTERS

It is our policy to operate our vessels either in the spot market, on time charters or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate eleven of our twelve vessels in the spot market although we may consider charters at fixed rates depending on market conditions.

Cooperative Arrangements

We currently operate eleven of our twelve trading vessels in spot market cooperative arrangements with other vessels that are not owned by us. These arrangements are managed and operated by the Swedish group Stena Bulk AB and by Frontline Management Limited, both of which are third party administrators. The administrators have the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and bunker purchasing (fuel oil) for the vessels. The participants remain responsible for all other costs including the financing, insurance, crewing and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period. The vessels are operated in the spot market under our supervision.

Spot Charters

During the fiscal year ending December 31, 2007, we temporarily operated several vessels (Nordic Saturn, Nordic Jupiter, Nordic Hawk, Nordic Hunter, Nordic Apollo, Nordic Cosmos and Nordic Moon) pursuant to spot market charters outside of the cooperative arrangements discussed above. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers on fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Bareboat Charters

We have chartered one of our vessels (Gulf Scandic) under a bareboat charter to Gulf Navigation for a five- year term terminating in November 2009 and subject to two one-year extensions at Gulf Navigation’s option. Under the terms of this bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

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

For its services under the Management Agreement, the Manager is reimbursed for all its costs incurred plus a management fee payable to the Manager quarterly in advance.  This management fee was equal to $100,000 per annum through June 30, 2007, and was adjusted to $225,000 per annum as of July 1, 2007. Prior to October 12, 2004, the Management Agreement provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager’s interests with those of the Company, on October 12, 2004, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and we issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Anytime additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are nontransferable for three years from issuance.

Under the Management Agreement, the Manager pays, and receives reimbursement from us, for our administrative expenses including such items as:

•
all costs and expenses incurred on our behalf, including operating expenses and other costs for vessels that are chartered out on time charters or traded in the spot market and for monitoring the condition of our vessel that is operating under bareboat charter,

•	executive officer and staff salaries,

•	administrative expenses, including, among others, for third party public relations, insurance, franchise fees and registrars’ fees,

•	all premiums for insurance of any nature, including directors’ and officers’ liability insurance and general liability insurance,

•	brokerage commissions payable by us on the gross charter hire received in connection with the charters,

•	directors’ fees and meeting expenses,

•	audit fees,

•	other expenses approved by the Board of the Directors and

•
attorneys’ fees and expenses, incurred on our behalf in connection with (A) any litigation commenced by or against us or (B) any claim or investigation by any governmental, regulatory or self-regulatory authority involving us.

We have agreed to defend, indemnify and hold the Manager and its affiliates (other than us and our subsidiaries that we may form in the future), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys’ fees, incurred by the Manager or any such affiliates based upon a claim by or liability to a third party arising out of the operation of our business, unless due to the Manager’s or such affiliates’ negligence or willful misconduct.

We may terminate the Management Agreement in the event that:

•
the Manager commits any material breach or omission of its material obligations or undertakings thereunder that is not remedied within thirty days of our notice to the Manager of such breach or omission,

•	the Manager fails to maintain adequate authorization to perform its duties thereunder that is not remedied within thirty days,

•	certain events of the Manager’s bankruptcy occur, or

•	it becomes unlawful for the Manager to perform its duties under the Management Agreement.

Commercial and Technical Management Agreements

The Company consolidated its commercial operating functions. The Company is now working together with Frontline Ltd. (NYSE:FRO) and the private Stena group of Sweden, both names in the tanker industry. These arrangements are expected to create synergies through economies of scale, resulting in a positive impact on our overall results. Under the supervision of the Manager, Frontline and Stena’s duties include seeking and negotiating charters for the Company’s vessels.

During the fiscal year ended December 31, 2007, the Company also consolidated its technical operating functions. Under the supervision of the Manager, the ship management firm of V.Ships Norway AS, or V.Ships, is now managing eleven of the Company’s twelve vessels. This consolidation is expected to facilitate crew rotation among the vessels which together with economies of scale should result in cost improvements.

We believe that compensation under the commercial and technical management agreements is in accordance with industry standards.

The International Tanker Market

International seaborne oil and petroleum products transportation services are mainly provided by two types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets.  Both types of operators transport oil under short-term contracts (including single-voyage “spot charters”) and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies.  The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet.  The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

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

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes.  A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading.  The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier, or ULCC, with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier, or VLCC, with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 60,000 to 70,000 dwt; and (v) small tankers of less than approximately 60,000 dwt.  ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope.  Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States.  Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The Tanker Market 2007

Despite world-wide fleet growth of 5% and an almost unchanged level of oil production, tanker freight rates only fell moderately from 2006 to 2007.

As discussed above, the oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity.  A tanker’s carrying capacity is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market, the VLCC spot rates reached an average of $51,000 per day, a decline from $56,000 per day in 2006. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved average spot rates of $40,000 per day, down from $48,000 in 2006. Corresponding average spot rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were $35,000 per day compared with $38,000 per day in 2006.

On an annual average basis, the tanker fleet increased by 5.3% from 2006 to 2007. Deliveries of new tankers reached 29 million dwt, up from 23 million dwt in 2006. Scrapping amounted to 3.5 million dwt. No VLCCs were sold for scrapping; although one Suezmax, eight Aframaxes and 81 smaller tankers were reported as sold for scrapping. The average scrapping age for all tankers was 27.6 years compared with 26.0 years in 2006. It has further been reported that 7.6 million dwt or 36 tankers were undergoing conversions to other uses, of which 21 were VLCCs and 11 were Suezmaxes.

Estimates indicate an increase in seaborne oil trade of 1% from 2006 to 2007 and a relatively strong increase in the average transport distance, driven by increased oil consumption in China. The trade growth in ton-mile terms is estimated at approximately 2.5%. There have also been some additional factors contributing to the tonnage demand growth. Among these factors, one of the most significant was a reduction in the productivity of single-hull tankers (in 2007 single-hull tankers accounted for approximately 25% of the total fleet).  Tonnage demand growth increased by approximately 4%, although capacity increased by a larger percentage, resulting in a decrease in capacity utilization from 88.5% in 2006 to 87.5% in 2007.

After the strong 4% growth in oil consumption in 2004, oil production capacity has been basically fully utilized. With continued high economic growth in subsequent years, capacity constraints have reduced the growth in oil consumption to between 1.0% and 1.5% since 2004 and crude oil prices rose to $72 per barrel for Brent crude reported as an average for 2007.  Non-OPEC producers again failed to meet expectations and their production increased only by 0.5 mbd (million barrels per day).

The weak trend in non-OPEC production led to more pressure on OPEC to increase production. However, most of OPEC’s unused production capacity is in heavy-sour crude that the refining industry is not designed to handle.  Furthermore, given the high level of commercial oil stocks in 2006, OPEC reduced output for most of the second half of 2006 in order to avoid a price collapse in 2007.  OPEC’s production (excluding Angola which became a member in 2007) fell by 0.7 mbd, of which production in the Middle East dropped 0.4 mbd. At the end of 2007, commercial oil stocks in OECD countries were down to 52 days compared to 55 days at mid-year.

In mid-November, charter rate averages for 2007 were below expectations, but a sudden rise in oil production, longer transport distances and increased slowsteaming due to higher bunker prices led to a very tight spot market in the last six weeks of 2007. We believe this was not anticipated by charterers and, in response to fears of an industry slowdown, VLCC rates climbed from $20,000 per day to $200,000-$300,000 per day. Suezmax rates increased from $21,000 mid-November to $100,000 in the last three weeks of December.

From 2006 to 2007, tanker sales increased by 20 percent after the extreme upturn in December 2006. Prices for double-hull tankers reached an all time high and ended 2007 approximately 5 to 10 percent higher than at the start. There were an estimated 400 vessels sold during the year, of which about 20 percent are assumed to be converted into dry cargo ships.

According to Oil and Gas Journal, the Middle East had 56% of the world’s proven oil reserves in January 2008, which will continue to drive long and medium haul seaborne transportation. The Middle East supplied approximately 30% of total world oil production. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and oil importing regions means that such a trend would boost ton-miles (the product of volumes and transport distances) and may increase tanker demand.

A significant and ongoing shift toward quality in vessels and operations has taken place during the last decade as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the Oil Pollution Act of 1990 (OPA), International Maritime Organization (IMO) protocols and Classification Society procedures. Such regulations emphasize higher quality tanker construction, maintenance, repair and operations. Operators that have proven an ability to seamlessly integrate these required safety regulations into their operations are being rewarded. For example, the emergence of vessels equipped with double-hulls represented a differentiation in vessel quality and enabled such vessels to command improved earnings in the spot charter markets. The effect has been a shift in major charterers’ preference towards greater use of double-hulls and, therefore, more difficult trading conditions for older single-hull vessels.

Environmental and Other Regulation

Government regulations and laws significantly affect the ownership and operation of our vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our vessels.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, or the MARPOL Convention, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

(1)	they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2)
they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements, including the phase-out of single-hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single-hull oil tankers. At that time, these regulations required the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. We do not currently own any single-hull tankers.

Under the regulations, the flag state may allow for some newer single-hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single-hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single-hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single-hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1 oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and

Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier;

2005 for ships delivered after April 5, 1977 but before January 1, 1978;

2006 for ships delivered in 1978 and 1979;

2007 for ships delivered in 1980 and 1981;

2008 for ships delivered in 1982;

2009 for ships delivered in 1983; and

2010 for ships delivered in 1984 or later.

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase out date set forth in the above table.  Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate under any of the flag state exemptions.

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers.  Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6, 1996;

•
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

•
the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel.  The new regulation bans the carriage of HGO in single-hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single-hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

        Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;

•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

•	bitumen, tar and their emulsions.

       Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

        The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees.  The same applies to vessels operating as floating storage units of HGO.

        Any port state, however, can deny entry of single-hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

       Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into effect requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, which keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004, and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards.  The emission program proposed by the United States would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems.  On June 28, 2007, the World Shipping Council announced its support for these amendments.  If these amendments are implemented, we may incur costs to comply with the proposed standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. As required by the ISM Code, we renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the CLC, as amended in 2000. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0. 615181 SDR per U.S. dollar on April 29, 2008. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity, or P&I, insurance will cover the liability under the plan adopted by the IMO.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

United States Requirements

       In 1990, the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

       Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

        OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double-hull tanker that is over 3,000 gross tons.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

       These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

       OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard as required.

       Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls.  Our current fleet of 12 vessels are all of double-hull construction.

       Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

       We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States.   We conduct regular oil spill response drills in accordance with the guidelines set out in OPA.  In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

        In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA filed a notice of appeal of this decision and, if the EPA’s appeals are unsuccessful and the exemption is repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at a substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.  On June 21, 2007, the EPA provided notice of its intention to develop a permit program for discharge of ballast water incidental to the normal operations of vessels and solicited comments.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In December 1999 and January 2003, the EPA issued final rules regarding emissions standards for marine diesel engines.  The final rules apply emissions standards to new engines beginning with the 2004 model year.  In the preambles to the final rules, the EPA noted that it may revisit the application of emissions standards for marine diesel engines.  These final rules are applicable to marine diesel engines on vessels flagged or registered in the United States.  While we do not believe that these current standards are applicable to our vessels, adoption of future standards could require modifications to some existing marine diesel engines, and the extent to which our vessels could be affected cannot be determined at this time.  Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required of us.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports.  The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard.  (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

Other Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. We are unable to predict what legislation or additional regulations, if any, may be adopted by the European Union or any other country or authority.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere.  According to the IMO’s study of greenhouse gas emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented.  Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ‘‘in class’’ by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being ‘‘in class’’ by Lloyd’s Register of Shipping (one vessel), American Bureau of Shipping (three vessels) and Det norske Veritas (eight vessels).  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts.

Risk of Loss and Liability Insurance

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, any specific claim may not be paid, and we may not always be able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $5.4 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Pursuant to our cooperative agreements with Stena Bulk AB and Frontline Management Ltd., both of which are third party administrators, the administrators have the responsibility for the commercial management of 11 of the 12 vessels in our operating fleet. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C.	ORGANIZATIONAL STRUCTURE

Prior to September 30, 1997, the Company was a wholly owned subsidiary of Ugland Nordic Shipping ASA, or UNS, a Norwegian shipping company whose shares were listed on the Oslo Stock Exchange.  On September 30, 1997, 11,731,613 warrants for the purchase of the Company’s common shares, which had been sold to the public in 1995, were exercised.  Until May 30, 2003, UNS acted as the Manager, and provided managerial, administrative and advisory services to the Company pursuant to the Management Agreement.  Since May 30, 2003, Scandic American Shipping Ltd. has acted as the Company’s Manager, and provides such services pursuant to the Management Agreement.  The Management Agreement was amended on October 12, 2004 to further align the Manager’s interests with those of the Company as a shareholder of the Company.  See Item 4—Information on the Company — Business Overview —The Management Agreement.

D.	PROPERTY, PLANT AND EQUIPMENT

See Items 4 – Information on the Company – Business Overview – Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the 2005 Credit Facility.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

We present our income statement using voyage revenues and voyage expenses. The Company’s vessels are operated under bareboat charters and spot charters. During 2007, we operated two of our vessels on time charters on spot market related terms. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a spot related time charter, the charterer pays substantially all of the vessel voyage costs. Under a spot charter, the vessel owner pays all such costs. Vessel voyage costs consist primarily of fuel, port charges and commissions.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Management believes that net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States, or US GAAP because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. For bareboat charters, operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The following table reconciles our net voyage revenues to voyage revenues.

All amounts in thousands of USD	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Voyage Revenue	186,986	175,520	117,110
Voyage Expenses	(47,122)	(40,172)	(30,981)
Net Voyage Revenue	139,864	135,348	86,129

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Voyage revenues increased from $175.5 million for year ended December 31, 2006 to $187.0 million for year ended December 31, 2007, an increase of 6.5%. Voyage expenses increased by 17.2% to $47.1 million in 2007 from $40.2 million in 2006. The increase in net voyage revenues was primarily the result of having twelve vessels in operation during the entire year resulting in an increase in the number of revenue days by 26.1% offset by lower spot market rates for the period. The average spot market rate during 2007 was $35,600 per day compared to $44,500 per day for 2006, a decrease of 20.0%.

Vessel operating expenses were $32.1 million for the year ended December 31, 2007 compared to $21.1 million for the year ended December 31, 2006, an increase of approximately 52.1%. The increase is primarily the result of having all twelve vessels in operation for the entire year. The average operating expenses for the vessels increased from $7,200 per day per vessel in 2006 to $8,000 per day per vessel in 2007.  The increases in daily operating expenses are primarily due to increases in vessel operating costs, in particular crewing costs, lubricating oil costs and repair and maintenance costs, which we believe to be industry-wide.

General and administrative expenses were $12.1 million for the year ended December 31, 2007 compared to $12.8 million for the year ended December 31, 2006. The general and administrative expenses in 2006 included a non-cash charge of $6.3 million of stock-based compensation to~~,~~ our Manager related to two public common stock offerings concluded last year. The general and administrative expenses in 2007 include a non-cash charge related to stock-based compensation to our Manager of $2.2 million related to one public common stock offering in 2007 and expenses of $2.7 million related to the pension plan for the Company’s Chief Executive Officer (“CEO”).  We refer you to the section “Management Agreement” on page 16 for further details of the management agreement and Note 5 for further details of our general and administrative expenses.

Depreciation expense was $42.4 million for the year ended December 31, 2007 compared to $29.3 million for the year ended December 31, 2006, an increase of approximately 44.7%. The increase is primarily the result of owning twelve vessels for all of 2007.

Net operating income was $53.2 million for year ended December 31, 2007 compared to $72.2 million for the year ended December 31, 2006, a decrease of approximately 26.3%. This decrease is primarily due to lower spot market rates during 2007 compared to 2006 and higher average daily operating expenses.

Interest income was $0.9 million for the year ended December 31, 2007 compared to $1.6 million for the year ended December 31, 2006. Interest income was higher in 2006 in part because of the excess cash in interim periods from the proceeds of the two public common stock offerings and the timing of subsequent payments for vessels acquired during the year.

Interest expense was $9.7 million for the year ended December 31, 2007 compared to $6.3 million for the year ended December 31, 2006. The increase is primarily due to the expansion of our fleet. Our policy in the current market conditions is to maintain a debt level of approximately $15 million per vessel.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Voyage revenues increased by 49.8% to $175.5 million in 2006 from $117.1 million in 2005. Net voyage revenues increased by 57.1% to $135.3 million in 2006 from $86.1 million in 2005.  Voyage expenses increased by 29.7% to $40.2 million in 2006 from $31.0 million in 2005.  The increase in net voyage revenues was primarily due to the expansion of the fleet resulting in an increase in the number of revenue days by 48.8% from 2,193 days to 3,264 days. The Company took delivery of one vessel in April 2006, two vessels in November 2006 and one vessel in December 2006.

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

General and administrative expenses were $12.8 million for the year ended December 31, 2006 compared to $8.5 million for the year ended December 31, 2005. The increase in general and administrative expenses was primarily due to a non-cash charge related to stock-based compensation to our Manager of $6.3 million associated with the two follow-on offerings in 2006, compared to $3.6 million for the one follow-on offering in 2005. See Item 4—Information on the Company — Business Overview —The Management Agreement and Note 5 to our audited financial statements for further details of the general and administrative expenses.

Depreciation expense was $29.3 million for the year ended December 31, 2006 compared to $17.5 million for the year ended December 31, 2005. The increase is primarily due to the addition of four vessels as described above.

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

Interest expense was $6.3 million for the year ended December 31, 2006 compared to $3.4 million for the year ended December 31, of 2005. The increase is primarily due to an increase in borrowings under the 2005 Credit Facility in order to partially finance expansion of the fleet. Our policy is to maintain a debt level of approximately $15 million per vessel in the current market conditions.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our Credit Facility

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the original five year term, which was scheduled to mature in September 2010. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.  Total commitment fees paid for the year ended December 31, 2007 and December 31, 2006 were $0.8 million and $0.7 million, respectively.

In September 2006, the Company increased the 2005 Credit Facility to $500 million.  In April 2008, the Company extended the term of the 2005 Credit Facility for three years.  As a result, the 2005 Credit Facility will mature in September 2013. The other terms of the 2005 Credit Facility were not amended. The undrawn amount of this facility as of December 31, 2007 and 2006 was $394.5 million and $326.5 million, respectively.

Borrowings under the 2005 Credit Facility are secured by first priority mortgages over the Company’s vessels and assignment of earnings and insurance. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

As of December 31, 2007, accrued interest was $0.6 million which was paid during the first quarter of 2008.

The terms and conditions of the 2005 Credit Facility require compliance with certain restrictive covenants, which we believe are consistent with loan facilities incurred by other shipping companies. Under the 2005 Credit Facility, we are, among other things, required to:

•	maintain certain loan to vessel value ratios,

•	maintain a book equity of no less than $150.0 million,

•	remain listed on a recognized stock exchange, and

•	obtain the consent of the lenders prior to creating liens on or disposing of our vessels.

The 2005 Credit Facility provides that we may not pay dividends if following such payment we would not be in compliance with certain financial covenants or there is a default under the 2005 Credit Facility.  The Company was in compliance with its restrictive covenants for the year ended December 31, 2007.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Cash flows provided by operating activities decreased by 21.6% for the year ended December 31, 2007 to $83.6 million from $106.6 million for the year ended December 31, 2006, primarily due to lower spot market rates during 2007, as described above, partially offset by an increase in accounts payable of $4.3 million.

Cash flows used in investing activities decreased by 91.7% for the year ended December 31, 2007 to $26.4 million compared to $317.8 million for the year ended December 31, 2006. The Company acquired four vessels during 2006 compared to no vessel acquisitions during 2007. In November 2007, the Company agreed to acquire two Suezmax newbuildings one of which is expected to be delivered in the fourth quarter of 2009 and one of which is expected to be delivered by end of April 2010.

Cash flows provided by financing activities decreased 126.7% for the year ended December 31, 2007 to -$55.6 million compared to $208.7 million for the year ended December 31, 2006. The cash flows provided by financing activities were attributable to (i) net repayment of debt under the 2005 Credit Facility of $68.0 million, (ii) payment of deposit on contracts of $18.0 million and (iii) dividends paid of $107.3 million, offset by proceeds from a public common stock offering of $119.7 million.  The net decrease is primarily attributable to one less public stock offering and a net repayment of debt rather than net borrowings under the 2005 Credit Facility.

In July 2007, the Company sold 3,000,000 shares in a public offering in the U.S. to repay borrowings under the 2005 Credit Facility, and to prepare the Company for further expansion. The offering was priced at $41.50 per share, and net proceeds to the Company were $119.7 million.

The Company believes that its borrowing capacity under the 2005 Credit Facility, together with its working capital, are sufficient to fund its ongoing operations and commitments for capital expenditures.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Cash flows provided by operating activities increased by 109.7% in fiscal year 2006 to $107.1 million from $51.1 million in fiscal year 2005 primarily due to the addition of four vessels.

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

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity.  See Item 4. Information on the Company – Business Overview – The Tanker Market 2006.

E.	OFF BALANCE SHEET ARRANGEMENTS

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business.  We do not have any arrangements or relationship with entities that are not consolidated into our financial statements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2007 significant contractual obligations consisted of our obligations as borrower under our 2005 Credit Facility and our obligations under the Management Agreement with Scandic American Shipping Ltd.

The following table sets out long-term financial and other commercial obligations outstanding as of December 31, 2007 (all figures in thousands of USD)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	105,500	0	0	105,500	0
Interest Payments (2)	21,375	3,754	11,231	6,390	0
Commitment Fees (3)	4,796	842	2,520	1,434	0
Deposit on Contract(4)	162,000	7,370	154,630	0	0
Management Fees (5)	2,588	225	675	675	1,013
Total	296,259	12,191	169,056	113,999	1,013

Notes:
(1)	Refers to our obligation to repay indebtedness outstanding as of December 31, 2007
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2007 assuming a weighted average interest rate of 3.50% per annum.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2007
(4)	Refers to payment obligations in connection with the agreement to acquire two newbuildings entered into in November 2007
(5)	Refers to the management fees payable to Scandic American Shipping Ltd. under the Management Agreement with the Manager.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP).  Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Item 18 – Financial Statements— Note 1 – Summary of Significant Accounting Policies.

Revenue recognition

We generate a majority of our revenues from vessels operating in cooperative chartering arrangements based upon spot charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including our commercial managers under our cooperative arrangements are using the percentage of completion method. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be.

If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.

Long-lived assets and impairment

A significant part of the Company’s total assets consists of our vessels. The oil tanker market is highly cyclical and the useful lives of our vessels are principally dependent on of the technical condition of our vessels and other factors, such as future market demand for oil and future market supply of tanker capacity.

Our vessels are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired.  The amount of the impairment is measured as the difference between the carrying value and the fair value of the vessel. These assessments are based on our judgment.

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

Drydocking

Our vessels are required to be drydocked approximately every 30 to 60 months for overhaul repairs and maintenance that cannot be performed while the vessels are in operation. We follow the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis through the expected date of the next drydocking. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. Major steel improvements are capitalized and amortized on a straight-line basis over the remaining useful life of the vessel.  Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements:  In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. FIN 48 provides a benefit recognition model with a two-step approach consisting of a “more-likely-than-not” recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. FIN 48 is effective as of the beginning of the first annual period beginning after December 15, 2006, which is the year ended December 31, 2007. The adoption of FIN 48 did not have any impact on the Company’s financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. This Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have any impact on the Company’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have any impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations”. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our financial position, results of operations or cash flows.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on our financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management of the Company and the Manager

Pursuant to the Management Agreement with Scandic American Shipping Ltd., or the Manager, the Manager provides management, administrative and advisory services to us. The Manager is owned by a company controlled by Herbjørn Hansson, our Chairman and Chief Executive Officer. The Manager may engage in business activities other than with respect to the Company.

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

The Company

Name	Age	Position
Herbjørn Hansson	60	Chairman, Chief Executive Officer, President and Director

Turid M. Sørensen	48	Chief Financial Officer

Rolf Amundsen	63	Chief Investor Relations Officer

Hon. Sir David Gibbons	80	Director

Andreas Ove Ugland	53	Director

Torbjørn Gladsø	61	Director

Andrew W. March	52	Director

Paul J. Hopkins	60	Director

Richard H. K. Vietor	62	Director

The Manager

Name	Age	Position
Herbjørn Hansson	60	Director, President and Chief Executive Officer

Turid M. Sørensen	48	Chief Financial Officer

Rolf Amundsen	63	Chief Investor Relations Officer

Frithjof Bettum	46	Vice President Technical Operations & Chartering

Jan Erik Langangen	58	Executive Vice President—Business Development and Legal

Certain biographical information with respect to each director and executive officer of the Company and the Manager listed above is set forth below.

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners’ Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world’s independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Andres Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world’s largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Turid M. Sørensen was appointed Chief Financial Officer by the Board of Directors on February 6, 2006. Ms. Sørensen has a M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and a bachelor degree in Business Administration from the Norwegian School of Management. She has 20 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer in February 2006, she served as our Treasurer and Controller.

Rolf Amundsen was appointed Chief Investor Relations Officer and Advisor to the Chairman by the Board of Directors on February 6, 2006 and prior to that time served as our Chief Financial Officer from June 2004. Mr. Amundsen has an M.B.A. in economics and business administration, and his entire career has been in international banking. Previously, Mr. Amundsen has served as the president of the financial analysts society in Norway. Mr. Amundsen served as the chief executive officer of a Nordic investment bank for many years, where he established a large operation for the syndication of international shipping investments.

Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group.

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

Richard H. K. Vietor has been a director of the Company since July 2007. Mr. Vietor is the Senator John Heinz Professor of Environmental Management at the Harvard Graduate School of Business Administration where he teaches courses on the regulation of business and the international political economy.  He was appointed Professor in 1984.  Before coming to Harvard Business School in 1978, Professor Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri.  He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.

Paul J. Hopkins has been a director of the Company since June 2005. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. From 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its offshore Exploration Group.

Torbjørn Gladsø has been a director of the Company since October 2003. Mr. Gladsø is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange. Mr. Gladsø is Chairman of our Audit Committee.

Jan Erik Langangen has been the Executive Vice President, Business Development and Legal, of the Manager since November 2004. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Norway. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesæth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo.

Frithjof Bettum was appointed Vice President—Technical Operations & Chartering of the Manager on October 1, 2005. Mr. Bettum has a Mechanical Engineering degree from Vestfold University College. Mr. Bettum has 21 years of experience in the shipping and the offshore business. From 1984 to 1992, Mr. Bettum was employed by Allum Engineering AS in Sandefjord, Norway where he served as project manager. At Allum Engineering AS Mr. Bettum worked on projects in the areas of engineering, the new building and conversion management of shuttle tankers, Floating Production, Storage and Offloading (FPSO), semi-submersible drilling units and the shore based manufacturer industry. From 1993 to 2001, Mr. Bettum was employed by Nordic American Shipping AS (which later became Ugland Nordic Shipping ASA) where he served as Vice President—Offshore. In 2004, Mr. Bettum joined Teekay Norway AS as Vice President Offshore where he was responsible for business development, the daily operations of the company and the conversion of shuttle tankers and offshore units.

B.	COMPENSATION

Compensation of Directors

The six non-employee directors received, in the aggregate, approximately $360,000 in cash fees for their services as directors during 2007. The Vice Chairman of the Board of Directors receives an additional annual cash retainer of $5,000 per year. The members of the Audit Committee receive an additional annual cash retainer of $10,000 each per year.  The Chairman of the Audit Committee receives an additional annual cash retainer of $5,000 per year. We do not pay director fees to employee directors. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with serving on our Board of Directors.  Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

2004 Stock Incentive Plan

Under the terms of the Company’s 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceed a 3% yield calculated based on the initial strike price. During 2005 the Company granted, under the terms of the Company’s 2004 Stock Incentive Plan, an aggregate of 320,000 stock options that the Board of Directors had agreed to issue during 2004. These options vest in equal installments on each of the first four anniversaries of the grant dates. During 2006, the Company granted an aggregate of 16,700 restricted shares. No stock options were granted in 2006.  The Company granted 10,000 stock options in 2007 at an exercise price equal to $35.17, subject to annual downward adjustment as described above.  These options vest in equal installments on each of the first four anniversaries of the grant date.

Executive Pension Plan

In May 2007, the Board of Directors approved the implementation of an executive pension plan for Herbjørn Hansson, our Chairman, President and Chief Executive Officer, who has served in his present positions since the inception of the Company in 1995. Pursuant to this plan, the Company shall offer Mr. Hansson a pension of 66 percent of salary from 67 years of age, such pension to be fully earned following a service period of 11 years (from 2004 until 2015), in addition to normal disability coverage and contingent right of pension for his spouse, in line with the practice in Norway. Please see Note 6 of the financial statements for further information about this plan.

Employment Agreements

We have an employment agreement with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer, and Rolf I. Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2007 was approximately $1.3 million. The aggregate compensation of our executive officers is expected to be approximately $1.5 million during 2008. On certain terms, the employment agreement may be terminated by us or Mr. Hansson upon six months’ written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months’ written notice to the other party. The employment agreement with Mr. Amundsen may be terminated by us or Mr. Amundsen upon three months’ written notice to the other party.

C.	BOARD PRACTICES

The members of the Company’s board of directors serve until the next annual general meeting following his or her election to the board.  The members of the current board of directors were elected at the annual general meeting held in 2007.  The Company’s Board of Directors has established an Audit Committee, consisting of two independent directors, Messrs. Gladsø and Gibbons.  Mr. Gladsø serves as the audit committee financial expert.  The members of the Audit Committee receive additional remuneration of $25,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to the Company’s board of directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Company’s board of directors the independent auditors to be selected to audit the financial statements of the Company; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies.  A description of the significant differences between our corporate governance practices and the New York Stock Exchange requirements is available on our website www.nat.bm under “Corporate Governance”.

D.	EMPLOYEES

As at December 31, 2007, the Company had two full-time employees and one part-time employee.

E.	SHARE OWNERSHIP

The following table sets forth information regarding the share ownership of the Company as of May 1, 2008 by its directors and officers.  All of the shareholders are entitled to one vote for each share of common stock held.

Title	Identity of Person	No. of Shares	Percent of Class

Common	Herbjørn Hansson(1)	532,506	1.78%
	Hon. Sir David Gibbons		*
	Thorbjørn Gladsø		*
	Andrew W. March		*
	Paul J. Hopkins		*
	Andreas Ove Ugland		*
	Turid M. Sørensen		*
	Rolf Amundsen		*
	Richard Vietor		*

(1)  Includes 517,506 shares held by the Manager, of which Mr. Hansson is the sole shareholder.

*  Less than 1% of our outstanding shares of common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The Company is not aware of any shareholder who beneficially owns 5% or more of the Company’s outstanding common stock.

B.	RELATED PARTY TRANSACTIONS

Since May 30, 2003, Scandic American Shipping Ltd., which is owned by a company controlled by Mr. Hansson and owned by Mr. Hansson and members of his family, has been our Manager pursuant to the Management Agreement with the Company.  See Item 4—Information on the Company — Business Overview — The Management Agreement.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS which in the past has also provided and may continue to provide legal services to us.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

To the best of the Company’s knowledge, the Company is not currently involved in any legal or arbitration proceedings that would have a significant effect on the Company’s financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

Our policy is to declare quarterly dividends to shareholders, substantially equal to our net operating cash flow during the previous quarter after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the terms of our 2005 Credit Facility, our other cash needs and the requirements of Bermuda law. However, if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we calculate the dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and non-cash administrative charges. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

Total dividends paid in 2007 were $107.3 million or $3.81 per share.  The dividend payments per share in 2007, 2006, 2005, 2004 and 2003 have been as follows:

Period	2007	2006	2005	2004	2003
1st Quarter	$1.00	$1.88	$1.62	$1.15	$0.63
2nd Quarter	1.24	1.58	1.15	1.70	1.27
3rd Quarter	1.17	1.07	0.84	0.88	0.78
4th Quarter	0.40	1.32	0.60	1.11	0.37

Total	$3.81	$5.85	$4.21	$4.84	$3.05

The dividend paid in any quarter is in respect of the results of the previous quarter.

The Company declared a dividend of $0.50 per share in respect of the fourth quarter of 2007 which was paid to shareholders in March 2008.  In addition, the Company declared a dividend of $1.18 per share in respect of the first quarter of 2008 which will be paid to shareholders in June 2008.

B.	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the New York Stock Exchange, or the NYSE, on which our shares are listed under the symbol “NAT.” The primary trading market for our common shares was the American Stock Exchange, or the AMEX, until November 15, 2004, at which time trading of our common shares on the AMEX ceased. The secondary trading market for our common shares was the Oslo Stock Exchange, or the OSE, until January 14, 2005, at which time trading of our common share on the OSE ceased.

The following table sets forth the high and low market prices for shares of our common stock as reported by the New York Stock Exchange, the American Stock Exchange and the Oslo Stock Exchange:

	NYSE	NYSE	AMEX	AMEX	OSE	OSE
The year ended:	HIGH	LOW	HIGH	LOW	HIGH	LOW
2003	N/A	N/A	$16.90	$11.25	NOK 125.00	NOK 90.00
2004	$41.30	$35.26	$41.59	$15.00	NOK 300.00	NOK 115.00
2005 (1)	$56.68	$28.60	N/A	N/A	NOK 225.00	NOK 205.00
2006	$41.70	$27.90	N/A	N/A	N/A	N/A
2007	$44.16	$29.50	N/A	N/A	N/A	N/A

For the quarter ended:	NYSE HIGH	NYSE LOW
March 31, 2006	$36.92	$27.90
June 30, 2006	$36.60	$28.50
September 30, 2006	$41.70	$31.95
December 31, 2006	$36.40	$31.00
March 31, 2007	$37.53	$32.06
June 30, 2007	$41.24	$35.79
September 30, 2007	$40.20	$32.00
December 31, 2007	$36.49	$29.50
March 31, 2008	$34.30	$25.51

(1)           The OSE numbers for 2005 are based on trading through January 14, 2005

The high and low market prices for our common shares by month since December 2007 have been as follows:

For the month:	NYSE HIGH	NYSE LOW
November 2007	$38.40	$29.50
December 2007	$36.71	$31.66
January 2008	$34.30	$25.75
February 2008	$31.98	$28.10
March 2008	$29.29	$25.51
April 2008	$34.54	$27.90
May 1 - May 8, 2008	$37.95	$33.70

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description of our capital stock summarizes the material terms of our Memorandum of Association and our bye-laws.

Under our Memorandum of Association, as amended, our authorized capital consists of 51,200,000 common shares having a par value of $0.01 per share.

The purposes and powers of the Company are set forth in Items 6 and 7 of our Memorandum of Association and in paragraphs (b) to (n) and (p) to (u) of the Second Schedule of the Bermuda Companies Act of 1981, or the Companies Act, which is attached as an exhibit to our Memorandum of Association.  These purposes include the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

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

Bermuda law permits the bye-laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty.  Bermuda law also grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company’s request.

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

Our bye-laws provide that each director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted.

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

Our bye-laws permit the Company to increase its capital, from time to time, with the consent of not less than two-thirds of the outstanding voting power of the Company’s issued and outstanding common shares.

C.	MATERIAL CONTRACTS

For a description of our 2005 Credit Facility, which was extended in April 2008, see Item 4 — Information on the Company — Business Overview — Our Credit Facility.

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

As an “exempted company”, the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another “exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

There is a statutory remedy under Section 111 of the Companies Act 1981 which provides that a shareholder may seek redress in the Bermuda courts as long as such shareholder can establish that the Company’s affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, this remedy has not yet been interpreted by the Bermuda courts.

The Bermuda government actively encourages foreign investment in “exempted” entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

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

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENT BY EXPERTS

Not Applicable.

H.	DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.  In addition, documents referred to in this annual report may be inspected at the Company’s headquarters at LOM Building, 27 Reid Street, Hamilton, HM11, Bermuda.

We furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to shareholders in accordance with the rules of the New York Stock Exchange, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. All reports, proxy statements and other information filed by us with the New York Stock Exchange may be inspected at the New York Stock Exchange’s offices at 20 Broad Street, New York, New York 10005. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings, or the Loan under our 2005 Credit Facility.

Amounts borrowed under the 2005 Credit Facility bears interest at a rate equal to LIBOR plus a margin between 0.70% to 1.20% per year (depending on the loan to vessel value ratio). Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $1.4 million in our interest expense for the year ended December 31, 2007.

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

We estimate that during 2007, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $3.7 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On February 13, 2007, the Board of Directors adopted a shareholders’ rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a share of the Company’s Series A Participating Preferred Stock for each outstanding share of the Company’s common stock, par value $0.01 per share. The dividend was payable on February 27, 2007 to stockholders of record on that date.  Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $115, subject to adjustment.  The Company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the company’s common stock.

This shareholder rights plan was designed to enable the Company to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. The Company believes that the  shareholder  rights plan should  enhance the Board’s negotiating  power on behalf of shareholders in the event of a coercive offer or proposal.  The Company is not currently aware of any such offers or proposals.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Interim Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, our Chief Executive Officer and Interim Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

The Company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16.	RESERVED.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Torbjørn Gladsø is an audit committee financial expert and the Chairman of the committee. Mr. Gladsø is “independent” as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS.

The Company has adopted a code of ethics that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy of electronic file of the Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of our Code of Ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2007, no such amendment was made or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

A.	AUDIT FEES

The Company’s Board of Directors has established preapproval and procedures for the engagement of the Company’s independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, Deloitte AS,  for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

FISCAL YEAR ENDED DECEMBER 31, 2007	$336,126
FISCAL YEAR ENDED DECEMBER 31, 2006	$199,600

(1)
Included in the amounts are costs associated with the implementation of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2007 and 2006 of $81,200 and $36,000, respectively.

B.	AUDIT-RELATED FEES (1)

FISCAL YEAR ENDED DECEMBER 31, 2007	$59,541
FISCAL YEAR ENDED DECEMBER 31, 2006	$132,300

(1)	Audit-Related-Fees consists of accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit Services”.

C.	TAX FEES

Not applicable.

D.	ALL OTHER FEES

Not applicable.

E.	AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	NOT APPLICABLE.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-20.

ITEM 19.	EXHIBITS

1.1  Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form F-1 filed with the Securities and Exchange Commission on August 28, 1995 (Registration No. 33-96268) (the “1995 Registration Statement).

1.2  Bye-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on November 18, 2004.

2.1  Form of Share Certificate incorporated by reference to Exhibit 4.1 to the 1995 Registration Statement.

4.1  Amended and Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 29, 2004.

4.2  Amendment to Restated Management Agreement dated April 29, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping, incorporated by reference to Exhibit 4.3 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.

4.3  Amendment to Restated Management Agreement dated May 3, 2008, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited.

4.4  2004 Stock Incentive Plan incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005.

4.5  Amendment to 2004 Stock Incentive Plan.

4.6  Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated September 14, 2005, incorporated by reference into the Company's annual report on Form 20-F filed June 30, 2006.

4.7  Addendum No. 1 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated September 21, 2006, incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.

4.8  Addendum No. 2 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated April 15, 2008.

12.1 Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2 Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer.

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 Consent of Independent Registered Public Accounting Firm.

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

FINANCIAL STATEMENTS:

Statements of Operations for the years ended December 31, 2007, 2006 and 2005	F-3

Balance Sheets as of December 31, 2007 and 2006	F-4

Statements of Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005	F-5

Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005	F-6

Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited
Hamilton, Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the “Company”) as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ equity and cash flows for each of the three years ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tanker Shipping Ltd as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

\s\ Deloitte AS

Oslo, Norway
May 9, 2008

Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005
All figures in USD ‘000, except share and per share amount
Year Ended December 31,
	Notes	2007	2006	2005
Voyage Revenues	3	186,986	175,520	117,110
Voyage Expenses		(47,122)	(40,172)	(30,981)
Vessel Operating Expenses - excluding depreciation expense presented below		(32,124)	(21,102)	(11,221)
General and Administrative Expenses	2, 5, 6, 9	(12,132)	(12,750)	(8,492)
Depreciation Expense	7	(42,363)	(29,254)	(17,529)
Net Operating Income		53,245	72,242	48,887

Interest Income		904	1,602	850
Interest Expense	11	(9,683)	(6,339)	(3,454)
Other Financial (Expense) Income		(260)	(112)	34
Total Other Expense		(9,039)	(4,849)	(2,570)
Net Income		44,206	67,393	46,317

Basic Earnings per Share	14	1.56	3.14	3.03
Diluted Earnings per Share	14	1.56	3.14	3.03
Basic Weighted Average Number of Common Shares Outstanding		28,252,472	21,476,196	15,263,622
Diluted Weighted Average Number of Common Shares Outstanding		28,294,997	21,476,196	15,263,622

The footnotes are an integral part of these financial statements.

Balance Sheets as of December 31, 2007 and 2006
All figures in USD ‘000, except share and per share amount

	Notes	December 31, 2007	December 31, 2006
Assets
Current Assets
Cash and Cash Equivalents		13,342	11,729
Accounts Receivable, net $0 allowance at December 31, 2007 and 2006	3	14,489	13,417
Voyages in Progress		7,753	7,853
Prepaid Expenses and Other Assets	4	9,219	11,479
Total Current Assets		44,803	44,478

Non-current Assets
Vessels, Net	7	740,631	752,478
Deposit on contract	8	18,305	-
Other Non-current Assets		889	3,224
Total Non-current Assets		759,825	755,702
Total Assets		804,628	800,180

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	2	7,290	3,006
Deferred Revenue	12	537	537
Accrued Liabilities	13	16,531	11,191
Total Current Liabilities		24,358	14,734

Long-term Debt	10	105,500	173,500
Deferred Compensation Liability	6	2,665	-
Total Liabilities		132,523	188,234

Commitments and Contingencies	16

Shareholders’ Equity
Common Stock, par value $0.01 per Share;	15	300	269
51,200,000 shares authorized, 29,975,312
shares issued and outstanding and 26,914,088 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively
Additional Paid-in Capital		852,121	728,851
Accumulated Deficit		(180,316)	(117,174)
Total Shareholders’ Equity		672,105	611,946
Total Liabilities and Shareholders’ Equity		804,628	800,180

The footnotes are an integral part of these financial statements.

Statements of Shareholders’ Equity for the Years Ended December 31, 2007, 2006 and 2005
All figures in USD ‘000, except number of shares

Number of Shares	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity

Balance at December 31, 2004	13,067,838	131	265,753	(44,015)	221,868
Net Income				46,318	46,318
Common Shares Issued, net of $11.3 million issuance costs	3,500,000	35	161,932		161,967
Compensation - Restricted Shares	76,658		3,583		3,583
Share-based Compensation			1,415		1,415
Dividend Paid, $4.21 per share				(64,279)	(64,279)
Balance at December 31, 2005	16,644,496	166	432,682	(61,977)	370,872
Net Income				67,393	67,393
Common Shares Issued, net of $16.5 million issuance costs	10,047,500	103	288,254		288,357
Compensation - Restricted Shares	222,092		6,369		6,369
Share-based Compensation			1,545		1,545
Dividend Paid, $5.85 per share				(122,590)	(122,590)
Balance at December 31, 2006	26,914,088	269	728,851	(117,174)	611,946
Net Income				44,206	44,206
Common Shares Issued, net of $4.5 million issuance costs	3,000,000	31	119,720		119,751
Compensation - Restricted Shares	61,224		2,289		2,289
Share-based Compensation			1,261		1,261
Dividend Paid, $3.81 per share				(107,349)	(107,349)
Balance at December 31, 2007	29,975,312	300	852,121	(180,316)	672,105

The footnotes are an integral part of these financial statements.

Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005
All figures in USD ‘000

	Year Ended December 31,

	2007	2006	2005
Cash Flows from Operating Activities
Net Income	44,206	67,393	46,317

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	42,363	29,254	17,529
Amortization of Deferred Finance Costs	514	402	718
Deferred Compensation Liability	2,665	-	-
Compensation - Restricted Shares	2,289	6,369	3,583
Share-based Compensation	1,261	1,545	1,415
Capitalized Interest on Conract	(305)	-	-
Changes in Operating Assets and Liabilities:
Accounts Receivables	(1,072)	6,140	(15,019)
Accounts Payable and Accrued Liabilities	(2,971)	9,763	2,545
Dry-dock Expenditures	(9,496)	-	-
Prepaid and Other Assets	2,260	(8,332)	(1,667)
Deferred Revenue	-	-	(749)
Voyages in Progress	100	(5,407)	(2,446)
Other Non-current Assets	1,835	(514)	(1,171)
Net Cash Provided by Operating Activities	83,649	106,613	51,056

Cash Flows from Investing Activities
Deposit on Contract	(18,000)	-	-
Investment in Vessels	(8,424)	(317,800)	(294,161)
Net Cash Used in Investing Activities	(26,424)	(317,800)	(294,161)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	119,751	288,357	161,967
Proceeds from Use of Credit Facility	55,000	274,500	135,000
Repayments on Credit Facility	(123,000)	(231,000)	(5,000)
Credit Facility Costs	(14)	(591)	(1,075)
Dividends Paid	(107,349)	(122,590)	(64,279)
Net Cash (Used in) Provided by Financing Activities	(55,612)	208,676	226,613
Net Increase (Decrease) in Cash and Cash Equivalents	1,613	(2, 511)	(16,492)
Cash and Cash Equivalents at the Beginning of Year	11,729	14,240	30,732
Cash and Cash Equivalents at the End of Year	13,342	11,729	14,240

Cash Paid for Interest	9,690	5,499	916
Cash Paid for Taxes	-	-	-

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS

(All amounts in USD ‘000 except where noted)

1.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Nordic American Tanker Shipping Limited (the “Company”) was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company owns and operates crude oil tankers.  The Company trades under the symbol “NAT” on the New York Stock Exchange.

As of December 31, 2007 the Company owns 14 double hull Suezmax tankers of which two are newbuildings. The following chart provides information regarding each vessel.

Vessel	Yard	Year Built	Dwt(1)	Employment Status (Expiration Date)	Flag

Gulf Scandic	Samsung	1997	151,475	Bareboat (Nov. 2009)	Isle of Man
Nordic Hawk	Samsung	1997	151,475	Spot	Bahamas
Nordic Hunter	Samsung	1997	151,400	Spot	Bahamas
Nordic Freedom	Daewoo	2005	163,455	Spot	Bahamas
Nordic Voyager	Dalian New	1997	149,591	Spot	Norway
Nordic Fighter	Hyundai	1998	153,328	Spot	Norway
Nordic Discovery	Hyundai	1998	153,328	Spot	Norway
Nordic Saturn	Daewoo	1998	157,332	Spot	Marshall Islands
Nordic Jupiter	Daewoo	1998	157,411	Spot	Marshall Islands
Nordic Apollo	Samsung	2003	159,999	Spot	Marshall Islands
Nordic Cosmos	Samsung	2002	159,998	Spot	Marshall Islands
Nordic Moon	Samsung	2003	159,999	Spot	Marshall Islands
Newbuilding	Bohai	2009	163,000	Expected delivery 4Q’09
Newbuilding	Bohai	2010	163,000	Expected delivery 1Q’10

(1)  Deadweight tons.

Basis of Accounting: These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates: Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts. The affects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Reclassifications: Certain amounts in the prior year note disclosures have been reclassified to conform to the current year presentation

Foreign Currency Translation:   The functional currency of the Company is the United States (“U.S.”) dollar as all revenues are received in U.S. dollars and the majority of the Company’s expenditures are incurred and paid in U.S. dollars.  The Company’s reporting currency is also the U.S. dollar.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Inventories:  Inventories, which comprise principally of bunker fuel, are stated at cost which is determined on a first-in, first-out (FIFO) basis.  Inventory is reported within "Prepaid Expenses and Other Current Assets" within the balance sheet.

Vessels, net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels’ cost based on the weighted average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated salvage value and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired.  The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. There have been no impairments recorded for the years ended December 31, 2007, 2006 or 2005.

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months for overhaul repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis through the expected date of the next drydocking. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. Major steel improvements are capitalized and amortized on a straight-line basis over the remaining useful life of the vessel.  Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Segment Information: The Company has identified only one operating segment under Statement of Financial Accounting Standards (“SFAS”) No. 131 “Segments of an Enterprise and Related Information.” The Company has only one type of vessel – Suezmax crude oil tankers – operating on time charter contracts at market related rates, in the spot market and on long-term bareboat contract.

Geographical Segment:  The Company currently operates 11 of its 12 vessels in spot market cooperations with other vessels that are not owned by the Company. The cooperations are managed by third party commercial managers. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. The vessels in the cooperations are operated in the spot market by the commercial managers. As a significant portion of the Company’s vessels are operated in cooperations, it is not practical to allocate geographical data to each vessel nor would it give meaningful information to the reader.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

Deferred Financing Costs:  Finance costs, including fees, commissions and legal expenses, which are recorded as “Other assets” on the balance sheet are deferred and amortized on a straight-line basis over the term of the relevant debt borrowings.  Amortization of finance costs is included in “Interest Expense” in the statement of operations.

Revenue and Expense Recognition:  Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Cooperative agreements: Revenues and voyage expenses of the vessels operating in cooperative agreements are combined and the resulting net revenues, calculated on a time charter equivalent basis, are allocated to the participants according to an agreed formula. Formulas used to allocate net revenues vary among different cooperative arrangements, but generally, revenues are allocated to participants on the basis of the number of days a vessel operates with weighting adjustments made to reflect each vessels’ differing capacities and performance capabilities. The administrators of the cooperations are responsible for collecting voyage revenue, paying voyage expenses and distributing net pool revenues to the participants.

Based on the guidance from Emerging Issuance Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”), earnings generated from cooperative agreements in which the Company is the principal of its vessels’ activities are recorded based on gross method. Earnings generated from cooperative agreements in which the Company is not regarded as the principal of its vessels’ activities are recorded per the net method.

The Company accounts for the net revenues allocated by these cooperative agreements as “Voyage Revenue” in its statements of operations.

Spot charters:  Voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses are recognized as incurred and primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2007 and 2006, the Company had no reserves against its due from charterers balance associated with demurrage revenues.

Bareboat:  Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer is responsible for operating and maintaining the vessel and bears all costs and expenses with respect to the vessel. Expected minimum payments to be received under the charter amounts to $ 6,3 mill annually. The contract is terminating in the fourth quarter of 2009 and subject to two one-year extensions.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants and communication expenses. These expenses are recognized when incurred.

Derivative Instruments: The Company did not hold any derivative instruments at December 31, 2007 or 2006.

Share-Based Compensation: Effective December 31, 2005, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment” (“SFAS 123R”), using the modified prospective application transition method which requires measurement of compensation cost for all stock based awards at fair value and recognition of compensation over the requisite service period for awards expected to vest. See Note 9 for additional information.

Restricted Shares to Manager: Restricted shares issued to the Manager are accounted for in accordance with EITF Issue No. 00-18, "Accounting for Certain Transactions Involving Equity Instruments Granted to Other Than Employees", which states that the measurement date for an award that is nonforfeitable and that vests immediately should be the date the award is issued, even though services have not yet been performed. Accordingly the compensation expense for each of the respective issuances was measured at fair value on the date the award was issued, or the grant date, and expensed immediately as performance was deemed to be complete. The fair value was determined using the stated par value, the number of shares issued, and the Company's stock price on the date of grant.

Income Taxes:     The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

Other Comprehensive Income (Loss):   The Company follows the provisions of SFAS No. 130 "Statement of Comprehensive Income” (“SFAS 130”) which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equal net income for the periods presented.

Concentrations:
Fair value:  The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors are important considerations associated with the Company’s assessment of whether the carrying amount of its own vessels are recoverable.

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The fair value of the financial instrument approximates the net book value. The Company maintains its cash with reputable financial institutions. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk.  However, the maximum credit risk the Company would be exposed to is a total loss of outstanding accounts receivable. See Note 3 for further information.

Accounts receivable consist of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made.  For the years ended December 31, 2007 and 2006, the Company did not record an allowance for doubtful accounts.

Interest risk:  The Company is exposed to interest rate risk for its debt borrowed under the 2005 Credit Facility.  In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2007 and has not entered into any such arrangements in 2007.

Recent Accounting Pronouncements:  In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. FIN 48 provides a benefit recognition model with a two-step approach consisting of a “more-likely-than-not” recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. FIN 48 is effective as of the beginning of the first annual period beginning after December 15, 2006, which is the year ended December 31, 2007. The adoption of FIN 48 did not have any impact on the Company’s financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. This Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have any impact on the Company’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS  159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have any impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations”. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its financial position, results of operations or cash flows.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on our financial statements.

2.	RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd. (the “Manager”), is owned by a company owned by the Chairman and Chief Executive Officer (“CEO”) of the Company, Mr. Herbjørn Hansson, and his family. The Manager, under a management agreement with the Company (the “Management Agreement”), assumes commercial and operational responsibility of the Company’s vessels and is required to manage the Company’s day-to-day business, subject to the objectives and policies as established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $225,000 per annum. The Manager also has a right to ownership of 2% of the Company’s total outstanding shares. During 2007, the Company issued to the Manager 61,224 shares at an average fair value of $35.13. The Company recognized $2.2 million, $1.6 million and $1.5 million of total costs for services provided under the Management Agreement for the years ended December 31, 2007, 2006, and 2005, respectively. Additionally, the Company recognized $2.3 million, $6.3 million and $3.6 million in non-cash share-based compensation expense for the years ended December 31, 2007, 2006 and 2005, respectively, related to the issuance of shares to the Manager.  All of these costs are included in “General and Administrative Expenses” within the statement of operations.  The related party balances included within accounts payable were $680,501 and $491,081 at December 31, 2007 and 2006, respectively.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $157,265, $97,071, and $77,526 in costs for the years ended December 31, 2007, 2006 and 2005, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” within the statement of operations.  There were no related amounts included within “Accounts Payable” at December 31, 2007 and December 31, 2006, respectively.

3.	REVENUE

For the twelve months ending December 31, 2007, the Company’s only source of revenue was from the Company’s 12 vessels.

Revenues generated from cooperations in which the Company is the principal of its vessels activities are recorded based on the gross method. Revenues generated from cooperations in which the Company is not regarded as the principal of its vessels’ activities are recorded per the net method.

The table below provides the breakdown of revenues recorded as per the net method and the gross method.

All figures in USD ‘000	2007	2006	2005
Net Method	65,354	53,177	30,116
Gross Method	121,632	122,343	86,994
Total Voyage Revenue	186,986	175,520	117,110

Five Customers accounted for 24%, 23%, 16%, 15% and 14%, respectively, for the year ended December 31, 2007. One customer accounted for 23% and  37% of the Company’s revenues during the year ended December 31, 2006, and 2005, respectively.

Accounts receivable as per December 31, 2007 and 2006 are $14.5 million and $13.4 million, respectively. The following is a breakdown of the account:

All figures in USD ‘000	2007	2006
Accounts Receivable	113	7,784
Accounts Receivable - Technical and Commercial Managers	14,376	5,633
Total as per December 31,	14,489	13,417

Accounts receivable are recorded at their expected net realized value.

Two cooperations accounted for 45% and 40%, respectively, for the year ended December 31, 2007 . Five cooperations accounted for  23%, 22%, 21%, 18%, 16% of the accounts receivable balance for the year ended December 31, 2006 respectively.

4.	PREPAID EXPENSES AND OTHER ASSETS

All figures in USD ‘000	2007	2006
Bunkers and lubricants - Technical and Commercial Managers	6,835	5,110
Other current assets - Technical and Commercial Managers	580	3,247
Prepaid expenses - Technical and Commercial Managers	1,046	1,716
Other	758	1,406
Total as per December 31,	9,219	11,479

5.	GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD ‘000	2007	2006	2005
Management fee to related party	162	100	100
Directors and officers insurance	109	116	121
Salary and wages	1,331	1,022	635
Audit, legal and consultants	849	1,171	679
Administrative services provided by related party	2,162	1,564	1,461
Other fees and expenses	1,304	864	498
Total General and Administration expense with cash effect	5,917	4,836	3,494
Compensation – restricted shares issued to related party	2,289	6,369	3,583
Share-based compensation (2004 Stock Incentive Plan)	1,261	1,545	1,415
Deferred compensation plan	2,665	-	-
Total General and Administrative expense without cash effect	6,215	7,914	4,998
Total as per December 31,	12,132	12,750	8,492

The line item Pension Costs is related to the implementation of a deferred compensation plan for the CEO. See Note 6 for further details of the deferred compensation plan.

6.	DEFERRED COMPENSATION LIABILITY

In May 2007, the Board of Directors approved a new unfunded deferred compensation plan for Herbjorn Hansson, the Chairman, President and CEO. The plan provides for unfunded deferred compensation computed as a percentage of salary. Benefits are vested over the period of employment of 11 years up to a maximum of 66% of the salary level at the time of retirement. Interest is imputed at 4.5%.

The rights under the plan commenced on October 2004. The total expense recognized in 2007 was $2.7 million, of which $1.8 million relates to retroactive effect.  As the plan was effective in 2007, the full expense is recognized in 2007. The deferred compensation liability as of December 2007 was $2.7 million and was recorded as a non-current liability in the balance sheet. The CEO has served in his present position since the inception of the Company in 1995.

7.	VESSELS, NET

Vessels, net consist of 12 modern double hull Suezmax crude oil tankers and drydocking charges.  Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

All figures in USD ‘000	Vessels	Drydocking	Total
Net Book Value December 31, 2006	749,230	3,248	752,478
Accumulated depreciation December 31, 2006	95,655	741	96,396
Depreciation expense 2006	28,673	581	29,254

Net Book Value December 31, 2007	717,799	22,832	740,631
Accumulated depreciation December 31, 2007	135,548	3,211	138,759
Depreciation expense 2007	39,893	2,470	42,363

8.	DEPOSIT ON CONTRACT

In November 2007, the Company entered into an agreement to acquire two Suezmax newbuildings which are expected to be delivered in the fourth quarter of 2009 and by the end of April 2010, respectively. The Company will take ownership of the vessels upon delivery from the shipyard at which time the title is transferred from the seller. The vessels will be built by a Chinese shipyard. The sellers are subsidiaries of First Olsen Ltd. and the agreed all inclusive price at delivery is $90.0 million per vessel, including  supervision expenses.

The Company has agreed to furnish to the sellers a loan equivalent to the remaining payment installments under the shipbuilding contract. The loan will be paid in installments on the dates and in amounts corresponding to the payment schedule under the shipbuilding contract. The debt shall accrue interest at a rate equal to the Company’s cost of funds at any time. The debt will be repayable on delivery of the vessels.

As of December 31, 2007, the Company has paid a deposit of 10% of the purchase price in the aggregate amount of $18.0 million for both vessels.

The table below shows total capitalized costs related to the two newbuildings:

All figures in USD ‘000	2007	2006
Newbuilding #1	9,152	-
Newbuilding #2	9,153	-
Total as per December 31,	18,305	-

Included in the balance above is capitalized interest in the aggregate amount of $305,000.

9.	SHARE-BASED COMPENSATION PLAN

The Company has a share-based compensation plan which is described below.  Total compensation cost related the plan in the amount of $1.3 million, $1.5 million and $1.4 million for the years ended December 31, 2007, 2006, and 2005, respectively was recorded within “General and Administrative expense” in the statement of operations.  Unrecognized compensation cost related to the plan was $1.2 million as of December 31, 2007, which is expected to be recognized over a weighted-average period of 1,13 years.

2004 Stock Incentive Plan

Under the terms of the Company’s 2004 Stock Incentive Plan (the “Plan”), the directors, officers and certain key employees of the Company and the Manager will be eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. The Company believes that such awards better align the interests of its employees with those of its shareholders. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan.  A total of 330,000 options and 16,700 restricted shares have been issued as of December 31, 2007.  New shares will be issued upon exercise of stock options. In August 2007, the Board of Directors adopted amendments to the Plan to provide for the issuance of Phantom Stock Units and to give discretion to the Administrator of the Plan with respect to dividends paid on common shares awarded under the Plan. There are no modifications made to the terms of the Plan.

Stock option awards were granted with an exercise price equal to the market price of the Company’s stock at the date of a public offering in November 2004, with later adjustments for dividends to shareholders exceeding 3% of the initial stock option exercise price. Stock option awards generally vest equally over four years from grant date and have a 10-year contractual term.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the table below. Stock options to non-employees are measured at each reporting date and fair value is estimated with the same model used for estimating fair value of the options granted to employees.  Because the option valuation model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from historical volatility of the Company’s stock and other factors. Expected life of the options is estimated to be equal to the vesting period for employees when calculating the fair value of the options. When calculating the fair value of the options issued to non-employees the expected life is equal to the actual life of options. The Company recognizes the compensation cost for stock options issued to non-employees over the service period, which is considered to be equal to the vesting period. All options issued are expected to be exercised.

Stock options to employees are measured at fair value at the grant date and the compensation cost is recognized on a straight-line basis over the vesting period. The assumptions used when estimating the fair value at grant date are specified in the table below.

Stock options to non-employees are treated in accordance with EITF 96-18 and unvested options are measured at fair value at each balance sheet date with a final measurement date upon vesting. Fair value measurement of unvested options is considered to be appropriate due to that the performance commitment for non-employees has not been reached for unvested options. The fair value of the options is used to measure the value of the services provided by the non-employees as it is considered to be more reliable than measuring the fair value of the services received. The compensation cost is recognized using the accelerated method. The assumptions used are specified separately in the table below.

The assumptions used are specified separately in the table below.

The risk-free rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end is used for stock options issued to non-employees.

	December 31, 2007
Weighted average figures	Employees	Non-employees
Expected volatility	40.90%	31.84%
Expected dividends	3.0%	3.0%
Expected life	3.81	7.27
Risk-free rate (range)	3.25% - 4.43%	3.60 – 3.80%

A summary of option activity under the Plan as of December 31, 2007, and changes during the year then ended is presented below:

Options	Options employees	Options non-employees	Weighted-average exercise price
Outstanding at January 1, 2007	240,000	80,000	$31.01
Granted	10,000	-	$33.92
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding at December 31, 2007	250,000	80,000	$28.54
Exercisable at December 31, 2007	175,000	52,500	$28.37

Outstanding and exercisable stock options as at December 31, 2007 have a weighted-average remaining term of 7.21 years for employees and 7.32 for non-employees. The exercise price for outstanding stock options as at December 31, 2007 is in the range of $28.37 – $33.92.  The intrinsic value of options outstanding at December 31, 2007 was $1,424,000 and the intrinsic value of exercisable options was $1,012,375.

	Options -Employees	Weighted-average grant-date fair value - Employees	Options - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2005	-	-	-	-
Granted during the year	240,000	$18.44	80,000	$22.93
Vested during the year	(55,000)	$18.65	(12,500)	$29,29
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2005	185,000	$18.38	67,500	$21.75

	Options –Employees	Weighted-average grant-date fair value - Employees	Options - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2006	185,000	$18.38	67,500	$21.75
Granted during the year	-	-	-	-
Vested during the year	(60,000)	$17.84	(20,000)	$22.93
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2006	125,000	$18.64	47,500	$21.25

	Options -Employees	Weighted-average grant-date fair value - Employees	Options - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2007	125,000	$18.64	47,500	$21.25
Granted during the year	10,000	$7.00	-	-
Vested during the year	(60,000)	$17.84	(20,000)	$22.93
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2007	75,000	$17.73	27,500	$20.03

The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $1.2million,  $1.3million and $1.1million, respectively

Specification of the aggregate compensation cost related to the 2004 Stock Incentive Plan recognized in the profit and loss account is disclosed in note 5. Unrecognized compensation cost related to the Plan is $1,221,896 as at December 31, 2007. That cost is expected to be recognized over a weighted-average period of 1.13 years. There have been no exercise or any payments related to the stock option plan during the financial period 2005 - 2007 and hence no related cash flow effects.

There is no material income tax benefit for stock-based compensation due to the Company’s tax structure.

Restricted Shares to Employees and Non-Employees

Under the terms of the Company’s 2004 Stock Incentive Plan 16,700 shares of restricted stock awards were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 (approved by the Board) at a grant date fair value of $31.99 per share.

The fair value of restricted shares is estimated based on the market price of the Company’s share. The fair value of restricted shares granted to employees is measured at grant date and the fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date. See further comments above related to measurement of options and restricted shares issued to non-employees.

The shares are considered restricted as the holders of the shares cannot dispose of them for a period of up to four years from issuance and the restricted shares vest in yearly installments during this period. The holders of the restricted shares do have ordinary shareholder rights in this period and the holder is entitled to declared dividends in the period and has voting rights.

The restricted shares vest in four equal amounts in May 2007, May 2008, May 2009 and May 2010. There were 9,700 restricted shares granted to employees and 7,000 restricted shares granted to non-employees in 2006. 2,425 restricted shares to employees and 1,750 restricted shares to non-employees vested in 2007.

The compensation cost for employees and non-employees are recognized on a straight-line basis over the vesting period. The total compensation cost in 2007 related to restricted shares was $ 60,618. The intrinsic value of outstanding and vested restricted shares at December 31,2007 was $ 548,094 and $ 137,024, respectively.

At December 31, 2007, there were 16,700 restricted shares outstanding at a weighted-average grant date fair value of $31.99 for employees and $31.99 for non-employees. As of December 31, 2007, unrecognized compensation cost related to unvested restricted stock aggregated $333,466 ($467,017 per December 31 2006), which will be recognized over a weighted average period of 2.4 years.

Specification of the aggregate compensation cost related to the 2004 Stock Incentive Plan recognized in the profit and loss account is disclosed in note 5.

The table below summarizes the Company’s restricted stock awards as of December 31, 2007:

	Restricted shares -Employees	Weighted-average grant-date fair value - Employees	Restricted shares - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2007	9,700	$31.99	7,000	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2007	7,275	$31.99	5,250	$31.99

10.	LONG-TERM DEBT

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term with maturity that was scheduled for September 2010. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.  Total commitment fees paid for the year ended December 31, 2007 and December 31, 2006 were $0.8 million and $0.7 million, respectively.

In September 2006, the Company increased the 2005 Credit Facility to $500 million.  The other terms of the 2005 Credit Facility were not amended. The undrawn amount of this facility as of December 31, 2007 and 2006 was $394.5 million and $ 326.5 million, respectively.

Borrowings under the 2005 Credit Facility are secured by first priority mortgages over the Company’s vessels and assignment of earnings and insurance. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

As at December 31, 2007, accrued interest was $0.6 million which was paid during the first quarter of 2008.

The Company was in compliance with its restrictive covenants for the year ended December 31, 2007.

11.	INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing costs related to the 2005 Credit Facility. The $105.5 million drawn on the facility bears interest equal to LIBOR plus a margin between 0.7% and 1.2%.  The deferred financing costs incurred in connection with the refinancing of the previous credit facility are deferred and amortized over the term of the 2005 Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 2007, 2006 and 2005 was $0.5 million, $0.4 million and $0.7 million, respectively. Total capitalized deferred financing costs were $1.4 million and $1.9 million at December 31, 2007 and 2006, respectively.

12.	DEFERRED REVENUE

Deferred revenue as at December 31, 2007 in the amount of $0.5 million represents prepaid freight received from one of our customers prior to December 31, 2007 for services to be rendered during January 2008.

13.	ACCRUED LIABILITIES

All figures in USD ‘000	2007	2006
Accrued Interest	572	1,003
Accrued Expenses - Technical and Commercial Managers	12,179	9,862
Other Current Liabilities	3,780	326
Total as per December 31,	16,531	11,191

14.	EARNING PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

All figures in USD	2007	2006	2005
Numerator:
Net Income	44,205,635	67,393,423	46,317,742
Denominator:
Basic - Weighted Average Common Shares Outstanding	28,252,472	21,476,196	15,263,622
Dilutive Effect of Stock Options *	42,525	-	-
Dilutive – Weighted Average Common Shares Outstanding	28,294,997	21,476,196	15,263,622
Income per Common Share:
Basic	1.56	3.14	3.03
Diluted	1.56	3.14	3.03

* For 2006 and 2005 the Company’s average stock price was above the average exercise price of the option and a dilutive effect on EPS could potentially arise. However, the proceeds of an exercise of all outstanding options calculated as per the Treasury Stock Method would exceed the costs of acquiring stocks at the average stock price. The potential effect of the outstanding options is therefore anti-dilutive and is not included in the calculation of diluted earnings per share.  The average number of potentially dilutive options was 320,000 for the year ended December 31, 2006, and 295,000 for the year ended December 31, 2005, respectively.

15.	SHAREHOLDERS’ EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Out-standing Shares
Balance at December 31, 2004	51,200,000	13,067,838
Issuance of Common Shares in Follow-on Offering		3,500,000
Share-based Compensation		76,658
Balance at December 31, 2005	51,200,000	16,644,496
Issuance of Common Shares in Follow-on Offering		4,297,500
Share-based Compensation		87,704
Issuance of Common Shares in Follow-on Offering		5,750,000
Share-based Compensation		117,347
Restricted Shares		16,700
Share-based Compensation		341
Balance at December 31, 2006	51,200,000	26,914,088
Issuance of Common Shares in Block Trade transaction		3,000,000
Share-based Compensation		61,224
Balance at December 31, 2007	51,200,000	29,975,312

In July 2007, the Company completed an underwritten public offering of 3,000,000 common shares.  The net proceeds of the offering were $119.8 million which were used to repay indebtedness under the Company's revolving credit facility and to prepare the Company for further expansion.

The total issued and outstanding shares as of December 31, 2007 were 29,975,312 shares of which 343,274 shares were restricted to the Manager and 12,525 shares were restricted to employees and non-employees as described in Note 9.  The total issued and outstanding shares as of December 31, 2006 was 26,914,088 shares of which 538,282 shares were restricted as described in Note 9.

16.	COMMITMENTS AND CONTINGENCIES

The Company may be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

No claims have been made against the Company for the fiscal year 2007 or 2006. The Company is not a party to any legal proceedings for the year ended December 31, 2007 and December 31, 2006, respectively.

At December 31, 2007, the Company had payment obligations totalling $162.0 million in connection with the agreement to acquire two newbuildings entered into in November 2007. The payments due in 2008, 2009 and 2010 are $7.4 million, $103.1 million and $51.5 million, respectively.  Please see Note 8 for further information.

17.	SUBSEQUENT EVENTS

In February 2008, the Company declared a dividend of $0.50 per share in respect of the fourth quarter of 2007 which was paid to shareholders in March 2008.

In April 2008, the Company extended the tenure of the 2005 Credit Facility to 2013. All other terms are unchanged. The Company paid a fee in the amount of $2.1 million for the extension of the tenure from 2010 to 2013. This amount  will be amortized over the new term of the facility.

In May 2008, the Company declared a dividend of  $1.18 per share in respect of the first quarter of 2008 which will be paid to shareholders in June 2008.

* * * * *

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKER SHIPPING LIMITED

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman, Chief Executive Officer and President

DATED:  May 9, 2008

SK 01318 0002 881200 v3