Form 20-F
period 2008-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2009-05-11
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES
EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
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

As of December 31, 2008, there were 34,373,271 shares outstanding of the Registrant’s common stock, $0.01 par value per share.

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

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

[_] Yes	[_] No

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

Please note in this annual report, “we”, “us”, “our”, and the “Company”, all refer to Nordic American Tanker Shipping Limited.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following historical financial information should be read in conjunction with our audited financial statements and related notes all of which are included elsewhere in this document and “Operating and Financial Review and Prospects.” The statement of operations data for each of the three years ended December 31, 2008, 2007, and 2006 and selected balance sheet data as of December 31, 2008 and 2007 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 2005 and 2004 and selected balance sheet data for each of the years ended December 31, 2006, 2005 and 2004 are derived from our audited financial statements not included in this document.

SELECTED FINANCIAL DATA

All figures in thousands of USD except share data	2008	2007	2006	2005	2004

Voyage revenue	228,000	186,986	175,520	117,110	67,452
Voyage expenses	(10,051)	(47,122)	(40,172)	(30,981)	(4,925)
Vessel operating expense – excl. depreciation expense presented below	(35,593)	(32,124)	(21,102)	(11,221)	(1,977)
General and administrative expenses	(12,785)	(12,132)	(12,750)	(8,492)	(10,852)
Depreciation	(48,284)	(42,363)	(29,254)	(17,529)	(6,918)
Net operating income	121,288	53,245	72,242	48,887	42,780

Interest income	931	904	1,602	850	143
Interest expense	(3,392)	(9,683)	(6,339)	(3,454)	(1,971)
Other financial (expense) income	17	(260)	(112)	34	(136)
Total other expenses	(2,443)	(9,039)	(4,849)	(2,570)	(1,964)
Net income	118,844	44,206	67,393	46,317	40,816

Basic earnings per share	3.63	1.56	3.14	3.03	4.05
Diluted earnings per share	3.62	1.56	3.14	3.03	4.05
Cash dividends declared per share	4.89	3.81	5.85	4.21	4.84
Basic weighted average shares outstanding	32,739,057	28,252,472	21,476,196	15,263,622	10,078,391
Diluted weighted average shares outstanding	32,832,854	28,294,997	21,476,196	15,263,622	10,078,391

Other financial data:
Net cash from operating activities	127,900	83,649	106,613	51,056	62,817
Dividends paid	165,886	107,349	122,590	64,279	47,196

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	31,378	13,342	11,729	14,240	30,733
Total assets	813,878	804,628	800,180	505,844	224,203
Total debt	15,000	105,500	173,500	130,000	0
Common stock	344	300	269	166	131
Total shareholders’ equity	788,586	672,105	611,946	370,872	221,868

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.	RISK FACTORS

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

The current global financial crisis may adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters and the charter rates payable in respect of our twelve vessels currently operating in the spot market, or any renewal or replacement charters. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

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

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. Twelve of our thirteen vessels are currently operated in the spot market, of which seven vessels are under a cooperative agreement with Frontline Ltd. (NYSE:FRO) and five vessels with Stena Bulk AB of Sweden.  We are highly dependent on spot market charter rates. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil will depend upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. The current recession affecting the U.S. and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

We will be dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently operate a fleet of thirteen vessels. Of those thirteen vessels, one is on a long-term fixed-rate charter, while the other twelve are employed in the spot market. Therefore we are highly dependent on spot market charter rates.

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

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

Our vessels are evaluated for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book which extends to 2012 equalled approximately 38.9% of the existing world tanker fleet as of April 2009 and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and our ability to pay dividends.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position.  Prior to 1978, the Chinese economy was a planned economy.  Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy.  Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy.  Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures.  There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform.  Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces.  Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments.  If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

        Recently, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. In addition, these difficulties may adversely affect the financial institutions that provide our $500 million revolving credit facility, or the 2005 Credit Facility, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations, including our ability to take delivery of our two newbuildings.

If further emergency governmental measures are implemented in response to the economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows.

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

Changes in fuel, or bunker prices, may adversely affect profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

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

Tanker values have generally experienced high volatility. You should expect the market value of our oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. The current volatility in global financial markets may result in a decrease in tanker values. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under the 2005 Credit Facility. Under the 2005 Credit Facility, we are required to maintain equity, defined as total assets less total debt, of at least $150.0 million. If we determine at any time that a vessel’s future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders’ equity. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower price of our common shares.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting.  In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

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

The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

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

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and the market for our common stock.

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

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. The 2005 Credit Facility prohibits the declaration and payment of dividends if we are in default under the 2005 Credit Facility. We refer you to Item 5—Operating and Financial Review and Prospectus— Liquidity and Capital Resources—Our Credit Facility for more details. We may not continue to pay dividends at rates previously paid or at all.

A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.

Our ability to declare and pay dividends is subject at all times to the discretion of our Board of Directors and compliance with Bermuda law, and may be dependent upon the adoption at the annual meeting of shareholders of a resolution effectuating a reduction in our share premium in an amount equal to the estimated amount of dividends to be paid in the next succeeding year. We refer you to Item 8—Financial Information—Dividend Policy for more details. We may not continue to pay dividends at rates previously paid or at all.

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

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices,

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures,

•	integrate any acquired tankers or businesses successfully with our existing operations,

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet,

•	identify additional new markets,

•	improve our operating, financial and accounting systems and controls, and

•	obtain required financing for our existing and new operations.

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

If we purchase and operate secondhand vessels we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. The twelfth and thirteenth vessel that we took deliveries of in early December 2006 and February 2009, respectively, are secondhand.  We have also agreed to acquire a secondhand double-hull Suezmax tanker, which we expect to take delivery by no later than July 15, 2009. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

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

We are dependent on the Manager and there may be conflicts of interest arising from the relationship between our Chairman and the Manager that may not be resolved in our favor.

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

Under the charter agreement for one of our vessels, the charterer is responsible for vessel operating expenses and voyage costs.  Under the spot charters of twelve of our thirteen vessels, we are responsible for such costs. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which fuels depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive. The current global financial crisis may reduce the demand for transportation of oil and oil products which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

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

Our 2005 Credit Facility contains restrictive covenants which limit our liquidity and corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

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

If we were to drawdown amounts under our 2005 Credit Facility, and if the recent volatility in LIBOR rates continues, it could affect our profitability, earnings and cash flow.

Amounts borrowed under our 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio).  LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times.  These conditions are the result of the recent disruptions in the international credit markets.  Because the interest rates borne by amounts that we may drawdown under our 2005 Credit Facility fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to drawdown from our 2005 Credit Facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charter parties with our customers, including one long-term fixed-rate charter, newbuilding contracts with shipyards and our 2005 Credit Facility. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.

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

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate fluctuations, which could negatively affect our results of operations.

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

If  we become subject to taxes in Bermuda after 2016, our net income and cash flow would decrease.

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

Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would decrease our net income and cash flow.

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

Based on our current and expected future operations, we believe that we ceased to be a passive foreign investment company beginning with the 2005 taxable year. We do not anticipate that we will be a passive foreign investment company for any taxable year in the future.  As a result, noncorporate U.S. shareholders should be eligible to treat dividends paid by us in 2006, 2007, 2008, and thereafter as “qualified dividend income” which is subject to preferential tax rates (through 2010). Since we expect to derive more than 25% of our income each year from our time chartering and voyage chartering activities, we believe that such income will be treated for relevant U.S. Federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income (which should constitute more than 50% of our assets each year), in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year.

        There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

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

The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Over the last year the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have a adverse affect on the market price of our common shares. The Investors in our common shares may not be able to resell their shares at or above their purchase price, which include the risks and uncertainties set forth in this annual report.

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

We are incorporated in Bermuda and it may not be possible for our investors to enforce U.S. judgments against us.

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

The Company was formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997.  These three vessels were initially bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years.  BP Shipping redelivered the three vessels to the Company in September 2004, October 2004 and November 2004, respectively.  We continued contracts with BP Shipping by time chartering to it two of our original three vessels at spot market related rates for three year terms that expired in the fourth quarter of 2007.  These two vessels are currently chartered in the spot market pursuant to cooperative agreements with third parties. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC, or Gulf Navigation, of Dubai, U.A.E. at a fixed rate charterhire for a five-year term that expires in November 2009, subject to two one-year extensions at Gulf Navigation’s option.  Our fourth vessel was delivered to us in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessels in November 2006, our twelfth vessel in December 2006 and our thirteenth vessel in February 2009. Twelve of these vessels are currently chartered in the spot market or on spot market-related charters pursuant to cooperative agreements with third parties.

In July 2007, the Company issued 3,000,000 common shares at a public offering price of $41.50 per share in a registered transaction.  The net proceeds of the offering were used to repay debt on our 2005 Credit Facility and to prepare for further expansion.

In November 2007, the Company agreed to acquire two Suezmax newbuildings, which are expected to be delivered in the fourth quarter of 2009 and by the end April 2010, respectively.  The Company acquired these two newbuildings from First Olsen Ltd. at a price at delivery of $90,000,000 per vessel, including calculated predelivery interest expense and supervision expenses. The acquisitions will be financed by borrowings under the 2005 Credit Facility.  See Note 8 to the Company’s Audited Financial Statements for more information.

In April 2008, the Company extended the term of the 2005 Credit Facility for three years.  As a result, the 2005 Credit Facility matures in September 2013.

In May 2008, the Company issued 4,310,000 common shares at $37.00 per share in a registered transaction. The net proceeds were used to prepare for further expansion, repay the remaining debt on our 2005 Credit Facility and for working capital.

In January 2009, the Company issued 3,450,000 common shares at $32.50 per share in a registered transaction. The net proceeds of the offering were used to fund further acquisitions under planning and for general corporate purposes.

In January 2009, the Company announced the acquisition of the vessel, Nordic Sprite, at the purchase price of $56.7 million. The vessel, a 1999-built, modern double-hull Suezmax tanker, was acquired from an unaffiliated third party.  We took delivery of this vessel in February 2009 and it is currently chartered in the spot market or on spot market-related charters.

In May 2009, the Company announced the acquisition of our sixteenth Suezmax vessel, a 150,000 dwt double-hull tanker for a purchase price of $57.0 million. The vessel is expected to be delivered from the seller no later than July 15, 2009. The new vessel will be operated in the spot market or on spot market-related charters.

B.	BUSINESS OVERVIEW

We are an international tanker company that owns thirteen modern double-hull Suezmax tankers averaging approximately 155,000 dwt each. We currently operate twelve of our thirteen existing vessels in the spot market or on spot market-related charters pursuant to cooperative arrangements with third parties and have bareboat chartered one vessel to Gulf Navigation.  We have agreed to acquire two Suezmax newbuildings, one of which is expected to be delivered in the fourth quarter of 2009 and one of which is expected to be delivered by the end of April 2010. We have also agreed to acquire a secondhand double-hull Suezmax tanker, which we expect to take delivery by no later than Juy 15, 2009.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

Our Fleet

Our fleet consists of fifteen modern double-hull Suezmax tankers of which two are newbuildings. The following chart provides information regarding each vessel status.

Vessel	Dwt*	Year Built	Employment	Flag
Gulf Scandic	151,475	1997	Long term fixed charter	Isle of Man
Nordic Hawk	151,475	1997	Spot	Bahamas
Nordic Hunter	151,400	1997	Spot	Bahamas
Nordic Freedom	163,455	2005	Spot	Bahamas
Nordic Voyager	149,591	1997	Spot	Norway
Nordic Fighter	153,328	1998	Spot	Norway
Nordic Discovery	153,328	1998	Spot	Norway
Nordic Sprite	147,188	1999	Spot – delivered in February 2009	Norway
Nordic Saturn	157,332	1998	Spot	Marshall Islands
Nordic Jupiter	157,411	1998	Spot	Marshall Islands
Nordic Cosmos	159,998	2002	Spot	Marshall Islands
Nordic Moon	159,999	2003	Spot	Marshall Islands
Nordic Apollo	159,999	2003	Spot	Marshall Islands
Nordic Galaxy	163,000	2009	Delivery scheduled by end of December 2009
Nordic Vega	163,000	2010	Delivery scheduled by end of April 2010
Total	2,341,979
* Deadweight ton

We have also agreed to acquire our sixteenth vessel, a 150,000 dwt double-hull Suezmax tanker, which we expect to take delivery by no later than Juy 15, 2009 and employ in the spot market or on spot market-related charters.

OUR CHARTERS

It is our policy to operate our vessels either in the spot market, on time charters or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate twelve of our thirteen existing vessels in the spot market or on spot market related time charters although we may consider charters at fixed rates depending on market conditions.

Cooperative Arrangements

We currently operate twelve of our thirteen existing vessels in spot market cooperative arrangements with other vessels that are not owned by us. These arrangements are managed and operated by the Swedish group Stena Bulk AB and by Frontline Chartering Services Inc, both of which are third party administrators. The administrators have the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The participants remain responsible for all other costs including the financing, insurance, crewing and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days of each vessel during the period. The vessels are operated in the spot market under our supervision.

Spot Charters

During 2008, we temporarily operated several vessels (Nordic Jupiter, Nordic Hawk, Nordic Hunter and Nordic Apollo) in the spot market, outside of the cooperative arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers on fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Bareboat Charters

We have chartered one of our vessels (the Gulf Scandic) under a bareboat charter to Gulf Navigation, for a five- year term terminating in the fourth quarter of 2009 and subject to two one-year extensions at Gulf Navigation’s option. Gulf Navigation has exercised its first one-year option and extended the charter for one additional year through the fourth quarter of 2010. Under the terms of this bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

Management Agreement

Under the Management Agreement by and between the Company and Scandic American Shipping Ltd., or the Manager, the Manager assumes commercial and operational responsibility of our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established by the Board of Directors. All decisions of a material nature concerning our business are reserved to our Board of Directors. The Management Agreement will terminate on June 30, 2019, unless earlier terminated pursuant to its terms, as discussed below, or extended by the parties following mutual agreement.

For its services under the Management Agreement, the Manager is reimbursed for all its costs incurred plus a management fee of $225,000 per annum, payable to the Manager quarterly in advance.  Prior to October 12, 2004, the Management Agreement provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager’s interests with those of the Company, on October 12, 2004, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and we issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Anytime additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are nontransferable for three years from issuance.

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

We have agreed to defend, indemnify and hold the Manager and its affiliates (other than us and our subsidiaries that we may form in the future), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys’ fees, incurred by the Manager or any such affiliates based upon a claim by or liability to a third party arising out of the operation of our business, unless due to the Manager’s or such affiliates’ negligence or wilful misconduct.

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

Commercial and Technical Management Agreements

The Company has outsourced its commercial and technical management of its vessels to third party operators. Under the supervision of the Manager, the ship management firm of V.Ships Norway AS or V.Ships, provides the technical management for twelve of the Company’s thirteen vessels.

The Company is also working together with Frontline Ltd. (NYSE:FRO) and the private Stena group of Sweden – both world names in the tanker industry - to provide commercial management services. These arrangements are expected to create synergies through economies of scale, resulting in a positive impact on the our overall results. Under the supervision of the Manager, Frontline and Stena’s duties include seeking and negotiating charters for the Company’s vessels.

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

        The current international financial crisis is affecting the international tanker market. It is expected that the global fleet will increase during 2009 and 2010 because of the present order book. However, some shipping companies are now facing challenges in financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. The current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders, and there have been reports of cancellations of tanker newbuildings from certain yards. Shipping companies with high debt or other financial commitments may be unable to continue servicing their debt, which could lead to foreclosure on vessels.

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

The Tanker Market 2008 (Source: R.S. Platou Economic Research a.s.)

Despite the global economic crisis and a decline in oil consumption, we believe the tanker market experienced positive results in 2008.

As discussed above, the oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity.  A tanker’s carrying capacity is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market, the VLCC spot rates reached an average of $88,000 per day for the year ended December 31, 2008, a significant increase from $51,000 per day for the year ended December 31, 2007. Suezmaxes, achieved average spot rates of $67,000 per day for the year ended December 31, 2008, up from $40,000 for the year ended December 31, 2007. Corresponding rates for Aframaxes were $50,000 per day for the year ended December 31, 2008 as compared with $35,000 per day for the year ended December 31, 2007. Our fleet is comprised of Suezmax tankers.

On an annual average basis, the tanker fleet increased by 4.3% from 2007 to 2008. Deliveries of new tankers reached approximately 33 million dwt for the year ended December 31, 2008, up from 29 million dwt for the year ended December 31, 2007. Scrapping amounted to approximately 4 million dwt. Five VLCCs were sold for scrapping; one Suezmax, nine Aframaxes and 54 smaller tankers were reported as sold for scrapping. The average scrapping age for all tankers was 24.8 years for the year ended December 31, 2008, compared with 27.6 years for the year ended December 31, 2007. It has further been reported that 11.4 million dwt or 86 tankers were undergoing conversions to other uses, of which 19 were VLCCs and 14 were Suezmaxes.

Estimates indicate an increase in seaborne oil trade of 1- 2% from 2007 to 2008 and a relatively strong increase in the average transport distance, driven by a strong rise in Middle East oil production. Other factors such as more floating storage and reduced speed (due in part to the record-high bunker prices) contributed strongly to the high growth in demand for tonnage. Charterers’ steadily reduced acceptance of single-hull tankers also played a large role in the increase in demand for double-hull tonnage. In 2008, the single-hull vessels represented approximately an average of 21% of the existing tanker fleet. Tonnage demand growth increased by approximately 7%, resulting in an increase in capacity utilization from 88% in 2007 to 90.5% in 2008.

        Extreme volatility and record-high crude prices characterized the oil market in 2008. After OPEC cut output in 2007, the year 2008 started with relatively low oil inventories and an oil price of $100 per barrel on a distinct rising trend. OPEC then had a strong incentive to raise its output until the capacity limit was reached in July, at a price level of $147 per barrel. OPEC crude supply increased by 4% to 5% in the first half of the year, with the Middle East supply increasing by 6% to 7%. This strong supply growth was the main driver of the strong tanker market in 2008. As the global economy weakened sharply in the second half of the year, oil prices steeply declined and OPEC cut output targets a number of times but did not prevent prices falling as low as $35 per barrel. For the year ended December 31, 2008, as a whole, OPEC crude production (including Angola and Ecuador) was up 0.9 million barrels per day, or mbd, or 3%, while OPEC natural gas liquid, or NGL, production increased by 0.2 mbd. World oil consumption contracted for the first time since 1983, according to the International Energy Agency, or IEA, by 0.4%. U.S. oil consumption fell dramatically by 6%, while China increased its consumption by more than 4%.

Secondhand tanker sales fell from approximately 400 in the year ended December 31, 2007 to approximately 300 in the year ended December 31, 2008. After the collapse of the U.S. and European financial markets, virtually no sales have been reported. Values for double-hull vessels had increased some 40% to 50% from the start of the year to the peak in July, then fell to values of approximately 30% lower than at the beginning of the year.

According to the IEA's World Energy Outlook, published in November 2008, as much as 84% of the projected increase in world oil supply between 2007 and 2015 will come from OPEC countries. The Middle East will account for 69% of this increase in oil production, while two thirds of the projected increase in oil trade will be exported from this region. According to BP's Statistical Review of World Energy for 2008, the Middle East had 61% of the world’s proven oil reserves, which will continue to drive long and medium haul seaborne transportation. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and consuming areas means that such a trend would boost ton-miles (the product of volumes and transport distances) and may increase tanker demand.

A significant and ongoing shift toward quality in vessels and operations has taken place during the last decade as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the Oil Pollution Act of 1990, or OPA, International Maritime Organization or IMO protocols and classification society procedures. Such regulations emphasize higher quality tanker construction, maintenance, repair and operations. Operators that have proven an ability to seamlessly integrate these required safety regulations into their operations are being rewarded. For example, the emergence of vessels equipped with double-hulls represented a differentiation in vessel quality and enabled such vessels to command improved earnings in the spot charter markets. The effect has been a shift in major charterers’ preference towards greater use of double-hulls and, therefore, more difficult trading conditions for older single-hull vessels.

The Tanker Market 2009

Notwithstanding the volatility in the financial and commodities markets, the Suezmax tanker spot market continued to be strong through the first quarter of fiscal year 2009. Going into second quarter of fiscal year 2009, the spot tanker market has tapered off while remaining subject to volatility. The Company does not predict future spot rates.

Environmental and Other Regulation

Government regulations and laws significantly affect the ownership and operation of our vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

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

Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

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

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase out date set forth in the above schedule.  Under regulation 13G, the flag state may allow for some newer single-hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted with only double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single-hull oil tankers that are allowed to operate under any of the flag state exemptions.

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

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, if, in the opinion of the flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single-hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, which keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as halons and chlorofluorocarbons, emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010.  The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards.

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

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.661056 SDR per U.S. dollar on March 23, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003.  The exteriors of vessels constructed prior to January 1, 2003 that have not been in dry-dock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds.  Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention.

        The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

Under amendments to OPA that became effective on July 11, 2006, liability of responsible parties is limited, with respect to tanker vessels, to the greater of $1,900 per gross ton or $16.0 million per vessel that is over 3,000 gross tons. On September 24, 2008, the U.S. Coast Guard proposed adjustments to the limits of liability that would increase the limits for tank vessels to the greater of $2,000 per gross ton or $17.0 million per vessel that is over 3,000 gross tons and establish a procedure for adjusting the limits for inflation every three years.  The comment period for the proposed rule closed on November 24, 2008. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. On October 17, 2008, the U.S. Coast Guard enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. The increased amounts became effective on January 15 2009. U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $2,200 per gross ton for tankers, coupling the OPA limitation on liability of $1,900 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels as required to have one.

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

In addition, the United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The United States Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters.  Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges.  This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams.

Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized.  Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the “eNOI” electronic filing interface will become operational.  Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties.  This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.  In addition, the CWA requires each state to certify federal discharge permits such as the VGP.  Certain states have enacted more stringent discharge standards as conditions to their certification of the VGP.  The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports.  The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard.  (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson River, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

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

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. In December 1999 and January 2003, the EPA issued final rules regarding emissions standards for marine diesel engines. The final rules apply emissions standards to new engines beginning with the 2004 model year. In the preambles to the final rules, the EPA noted that it may revisit the application for emissions standards for marine diesel engines. Those final rules are applicable to marine diesel engines on vessels flagged or registered in the United States. While we do not believe that these current standards are applicable to our vessels, adoption of future standards could require modifications to some existing marine diesel engines, and the extent to which our vessels could be affected cannot be determined at this time. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required of us.

Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

On October 9, 2008, the United States ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect on January 8, 2009.  The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels.  On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters.  The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel.  By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.  CARB unilaterally approved the new regulations in spite of legal defeats at both the district and appellate court levels, but more legal challenges are expected to follow.  If CARB prevails and the new regulations go into effect as scheduled on July 1, 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs.  Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the possible declaration of various U.S. coastal waters as Emissions Control Areas may in turn bring U.S. emissions standards into line with the new CARB regulations, which would cause us to incur further costs.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the CAA. According to the IMO’s study of greenhouse gas emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented.  Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Pursuant to our cooperative agreements with Stena Bulk AB and Frontline Management Ltd., both of which are third party administrators, the administrators have the responsibility for the commercial management of 12 of the 13 vessels in our operating fleet. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

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

We present our income statement using voyage revenues and voyage expenses. The Company’s vessels are operated under bareboat charters and spot charters. During 2008, we operated eleven of the twelve vessels we owned in that year in the spot market or on time charters on spot market related terms, while the twelfth vessel operated on a long-term fixed rate charter.  We took delivery of our thirteenth vessel in February 2009. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a spot related time charter, the charterer pays substantially all of the vessel voyage costs. Under a spot charter, the vessel owner pays all such costs. Vessel voyage costs consist primarily of fuel, port charges and commissions.

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

All amounts in thousands of USD	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Voyage Revenue	228,000	186,986	175,520
Voyage Expenses	(10,051)	(47,122)	(40,172)
Net Voyage Revenue	217,950	139,864	135,348

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

Voyage revenues increased by 21.9% from $187.0 million for the year ended December 31, 2007 to $228.0 million for the year ended December 31, 2008. Voyage expenses decreased by 78.7% to $10.1 million in 2008 from $47.1 million in 2007. The increase in net voyage revenues was primarily the result of increase in the spot market rates during 2008. The average spot market rate for our fleet during 2008 was $54,900 per day compared to $35,600 during 2007, a 54.2% increase.

Vessel operating expenses were $35.6 million for the year ended December 31, 2008 compared to $32.1 million for the year ended December 31, 2007. The average operating expenses for the vessels increased from approximately $8,000 per day per vessel for the fiscal year 2007 to approximately $8,800 per day per vessel during fiscal year 2008. The increase in vessel operating expenses was primarily a result of increased repair and maintenance activity in 2008. In addition, we experienced an industry wide price increases in vessel operating costs, in particular crewing costs, lubricating oil costs and repair and maintenance costs.

General and administrative expenses were $12.8 million for the year ended December 31, 2008 compared to $12.1 million for the year ended December 31, 2007. The general and administrative expenses in 2008 include a non-cash charge related to stock-based compensation to our Manager, Scandic American Shipping Ltd. of $3.6 million related to one follow-on offering in 2008 and costs of $1.4 million related to the deferred compensation plan for the Company’s Chief Executive Officer. For further details of the management agreement and administrative expenses we refer you to the section “The Management Agreement” on page 18 and Note 5 of the annual financial statements included elsewhere herein. The general and administrative expenses in 2007 included a non-cash charge of $2.2 million of stock-based compensation to our Manager, related to one follow-on offering concluded last year and costs of $2.7 million related to the deferred compensation plan for the Company’s CEO.

Depreciation expense was $48.3 million for the year ended December 31, 2008 compared to $42.4 million for the year ended December 31, 2007. The increase is primarily the result of the depreciation of the costs deferred for the drydocking of seven vessels during 2008.

Net operating income was $121.3 million for year ended December 31, 2008 compared to $53.2 million for the year ended December 31, 2007, an increase of approximately 127.8%. This increase is primarily due to significant higher spot market rates during 2008 compared to 2007.

Interest income was $0.9 million for both the year ended December 31, 2008 and the year ended December 31, 2007. Interest income was derived from the excess cash in interim periods from the proceeds of the follow-on offering in May 2008 and the timing of subsequent repayment of debt during the year.

Interest expense was $3.4 million for the year ended December 31, 2008 compared to $9.7 million for the year ended December 31, 2007. The decrease is primarily due repayment of debt during 2008 with the proceeds from the follow-on offering concluded in May 2008.

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

General and administrative expenses were $12.1 million for the year ended December 31, 2007 compared to $12.8 million for the year ended December 31, 2006. The general and administrative expenses in 2006 included a non-cash charge of $6.3 million of stock-based compensation to~~,~~ our Manager related to two public common stock offerings concluded last year. The general and administrative expenses in 2007 include a non-cash charge related to stock-based compensation to our Manager of $2.2 million related to one public common stock offering in 2007 and expenses of $2.7 million related to the pension plan for the Company’s CEO. We refer you to the section “Management Agreement” on page 18 for further details of the management agreement and Note 5 for further details of our general and administrative expenses.

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

Our Credit Facility

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the original five year term, which was scheduled to mature in September 2010. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.  Total commitment fees paid for the year ended December 31, 2008 and December 31, 2007 were $1.0 million and $0.8 million, respectively.

In September 2006, the Company increased the 2005 Credit Facility to $500 million. The other terms of the 2005 Credit Facility were not amended. In April 2008, the Company extended the term of the 2005 Credit Facility to September 2013.  All other terms are unchanged. The undrawn amount of this facility as of December 31, 2008 and 2007 was $485.0 million and $394.5 million, respectively.

Borrowings under the 2005 Credit Facility are secured by first priority mortgages over the Company’s vessels and assignment of earnings and insurance. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

As of December 31, 2008, accrued interest and commitment fee in the aggregate were $0.1 million. This amount was paid during the first quarter of 2009. Total borrowings as of December 31, 2008 were $15 million.

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

The 2005 Credit Facility provides that we may not pay dividends if following such payment we would not be in compliance with certain financial covenants or there is a default under the 2005 Credit Facility.  The Company was in compliance with its restrictive covenants for the year ended December 31, 2008.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

Cash flows provided by operating activities increased by 53.0% for the year ended December 31, 2008 to $127.9 million from $83.6 million for the year ended December 31, 2007 primarily due to significant higher spot market rates during 2008.

Cash flows used in investing activities decreased by 62.0% for the year ended December 31, 2008 to $10.1 million compared to $26.4 million for the year ended December 31, 2007. The investing activities during 2008 represent vessel improvements, while the investing activities during 2007 represent both deposits and vessel improvements.

         Cash flows used in financing activities increased by 79.5% for the year ended December 31, 2008 to $99.8 million compared to $55.6 million for the year ended December 31, 2007. The financing activities represent (i) net repayment of debt under the 2005 Credit Facility of $90.5 million, (ii) payment of $2.3 million related to the extension of the 2005 Credit Facility, and (iii) dividends paid of $165.9 million, all of which were offset by proceeds from a follow-on offering of $158.9 million.

In May 2008, the Company completed an underwritten public offering of 4,310,000 common shares.  The net proceeds of the offering were $158.9 million which were used to repay borrowings under the 2005 Credit Facility and prepare the Company for further expansions.

The Company believes that its borrowing capacity under the 2005 Credit Facility, together with its working capital, are sufficient to fund its ongoing operations and commitments for capital expenditures. For further information on capital commitments and expenditures please see item 5F.

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

Cash flows provided by financing activities decreased 126.7% for the year ended December 31, 2007 to $-55.6 million compared to $208.7 million for the year ended December 31, 2006. The cash flows provided by financing activities were attributable to (i) net repayment of debt under the 2005 Credit Facility of $68.0 million, (ii) payment of deposit on contracts of $18.0 million and (iii) dividends paid of $107.3 million, offset by proceeds from a public common stock offering of $119.7 million.  The net decrease is primarily attributable to one less public stock offering and a net repayment of debt rather than net borrowings under the 2005 Credit Facility.

In July 2007, the Company sold 3,000,000 shares in a public offering in the U.S. to repay borrowings under the 2005 Credit Facility, and to prepare the Company for further expansion. The offering was priced at $41.50 per share, and net proceeds to the Company were $119.7 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity.  See Item 4. Information on the Company – Business Overview – The Tanker Market 2008.

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

As of December 31, 2008 significant contractual obligations consisted of our obligations as borrower under our 2005 Credit Facility and our obligations under the Management Agreement with Scandic American Shipping Ltd.

The following table sets out long-term financial and other commercial obligations outstanding as of December 31, 2008 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2005 Credit Facility (1)	15,000	-	-	15,000	-
Interest Payments (2)	1,954	415	1,247	292	-
Commitment Fees (3)	4,861	1,033	3,101	727	-
Deposit in Contract(4)	211,330	148,755	62,575	-	-
Management Fees (5)	2,363	225	675	675	788
Total	235,508	150,428	67,598	16,694	788

Notes:
(1)	Refers to our obligation to repay indebtedness outstanding as of December 31, 2008
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2008 assuming a weighted average interest rate of 3.50% per annum.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2008
(4)
Refers to payment obligations in connection with the agreement to acquire two newbuildings entered into in November 2007, and the agreement to acquire the double-hull Suezmax tanker Nordic Sprite entered into December 2008

(5)	Refers to the management fees payable to Scandic American Shipping Ltd. under the Management Agreement with the Manager.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Item 18 – Financial Statements— Note 1 – Business and summary of Significant Accounting Policies.

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

We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. The Company has performed analysis based on development in observable market transactions of undiscounted future cashflows and concluded that based on such analysis the vessels are not impaired.

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

If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements:  In February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2 (“FSP 157-2”), which delays the effective date of SFAS No. 157, “Fair Value Measurement,” (“SFAS 157”) to fiscal years beginning after November 15, 2008 and interim periods with those fiscal years for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until January 1, 2009 for calendar year end entities. The Company adopted SFAS 157, except as it applies to nonfinancial assets and liabilities as noted in FSP 157-2, beginning as from January 1, 2008. The partial adoption of SFAS 157 did not have any effect on the Company’s financial position or results of operations and cash flows. The Company is currently evaluating the effect that the adoption of SFAS 157, as it relates to nonfinancial assets and liabilities, will have on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations”. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  An entity may not apply it before that date.  The Company must adopt this standard as of January 1, 2009.  As the provisions of SFAS No. 141 (R) are applied prospectively, the impact to the Company cannot be determined until any such transaction occurs.

        In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company’s adoption of SFAS 160 did not have any impact on the Company’s financial position, results of operations and cash flows.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS 161 did not have any impact on the Company’s financial position, results of operations and cash flows.

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

The Company

Name	Age	Position
Herbjørn Hansson	61	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	54	Vice Chairman and Director
Turid M. Sørensen	49	Chief Financial Officer
Rolf Amundsen	64	Chief Investor Relations Officer
Hon. Sir David Gibbons	81	Director
Torbjørn Gladsø	62	Director
Andrew W. March	53	Director
Paul J. Hopkins	61	Director
Richard H. K. Vietor	63	Director

The Manager

Name	Age	Position
Herbjørn Hansson	61	Director, President and Chief Executive Officer
Turid M. Sørensen	49	Chief Financial Officer
Rolf Amundsen	64	Chief Investor Relations Officer
Frithjof Bettum	47	Vice President Technical Operations & Chartering
Janne O. Foyn	39	Financial Manager
Jan Erik Langangen	59	Executive Vice President—Business Development and Legal

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

Andreas Ove Ugland has been a director of the Company since February 1997 and Vice Chairman since 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group.

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

Rolf Amundsen was appointed Chief Investor Relations Officer and Advisor to the Chairman by the Board of Directors on February 6, 2006 and prior to that time served as our Chief Financial Officer from June 2004. Mr. Amundsen has an M.B.A. in economics and business administration, and his entire career has been in international banking. Previously, Mr. Amundsen has served as the president of the financial analysts’ society in Norway. Mr. Amundsen served as the chief executive officer of a Nordic investment bank for many years, where he established a large operation for the syndication of international shipping investments.

Andrew W. March has been a director of the Company since June 2005. Mr. March also currently serves in a management position with Vitol S.A., an international oil trader, involved in supply, logistics and transport. From 1978 to 2004, Mr. March served in various positions with subsidiaries of BP p.l.c., an international oil major company. Most recently, from January 2001 to 2004, Mr. March was Commercial Director of BP Shipping Ltd., responsible for all aspects of the business including long term strategy. From 1986 to 2000, Mr. March was employed in various positions with BP Trading, serving as Global Product Trading Manager from 1999. Mr. March received his MBA from Liverpool University.

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

Janne O. Foyn was appointed Financial Manager of the Manager on May 1, 2006. Ms. Foyn has a Registered Auditor degree from Bodø University College and Vestfold University College. Ms. Foyn has 11 years of experience in the shipping industry. During the period 1995 to 2001, she was employed by Deloitte & Touche Statsautoriserte Revisorer AS  in Tønsberg, Norway where she served as an auditor. In the period from 2001 to 2005, she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Accounting Manager. From 2005 until her appointment as Financial Manager in May 2006, she worked as an auditor for Inter Revisjon AS in Tønsberg, Norway.

B.	COMPENSATION

Compensation of Directors

The six non-employee directors received, in the aggregate, approximately $390,000 in cash fees for their services as directors during 2008. The Vice Chairman of the Board of Directors receives an additional annual cash retainer of $5,000 per year. The members of the Audit Committee receive an additional annual cash retainer of $10,000 each per year.  The Chairman of the Audit Committee receives an additional annual cash retainer of $5,000 per year. We do not pay director fees to employee directors. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with serving on our Board of Directors.  Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

2004 Stock Incentive Plan

Under the terms of the Company’s 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. During 2005 the Company granted, under the terms of the Company’s 2004 Stock Incentive Plan, an aggregate of 320,000 stock options that the Board of Directors had agreed to issue during 2004. These options vest in equal installments on each of the first four anniversaries of the grant dates. During 2006, the Company granted an aggregate of 16,700 restricted shares. No stock options were granted in 2006.  The Company granted 10,000 stock options in 2007 at an exercise price equal to $35.17, subject to annual downward adjustment as described above.  These options vest in equal installments on each of the first four anniversaries of the grant date. During 2008, a former Board member cancelled his stock incentive award in agreement with the Company and received compensation of $100,000.

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

Employment Agreements

We have an employment agreement with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer, and Rolf I. Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2008 was approximately $1.3 million. The aggregate compensation of our executive officers is expected to be approximately $1.5 million during 2009. On certain terms, the employment agreement may be terminated by us or Mr. Hansson upon six months’ written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months’ written notice to the other party. The employment agreement with Mr. Amundsen may be terminated by us or Mr. Amundsen upon three months’ written notice to the other party.

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

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies, see Item 16G – Corporate Governance.

D.	EMPLOYEES

As at December 31, 2008, the Company had two full-time employees and one part-time employee.

E.	SHARE OWNERSHIP

The following table sets forth information regarding the share ownership of the Company as of May 8, 2009 by its directors and officers.  All of the shareholders are entitled to one vote for each share of common stock held.

Title	Identity of Person	No. of Shares	Percent of Class

Common	Herbjørn Hansson(1)	687,874	1.8%
	Hon. Sir David Gibbons		*
	Thorbjørn Gladsø		*
	Andrew W. March		*
	Paul J. Hopkins		*
	Andreas Ove Ugland		*
	Turid M. Sørensen		*
	Rolf Amundsen		*
	Richard Vietor		*

(1) Includes 675,874 shares held by the Manager, of which Mr. Hansson is the sole shareholder.

*  Less than 1% of our outstanding shares of common stock.

A total of 240,000 stock options has been granted to the directors and officers listed above. For further information see Note 9.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The Company is not aware of any shareholder who beneficially owns 5% or more of the Company’s outstanding common stock.

B.	RELATED PARTY TRANSACTIONS

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

Total dividends paid in 2008 were $165.9 million or $4.89 per share. The dividend payments per share in 2008, 2007, 2006, 2005, and 2004 have been as follows:

Period	2008	2007	2006	2005	2004
1st Quarter	$0.50	$1.00	$1.88	$1.62	$1.15
2nd Quarter	1.18	1.24	1.58	1.15	1.70
3rd Quarter	1.60	1.17	1.07	0.84	0.88
4th Quarter	1.61	0.40	1.32	0.60	1.11
Total	$4.89	$3.81	$5.85	$4.21	$4.84

The dividend paid in any quarter is in respect of the results of the previous quarter.

The Company declared a dividend of $0.87 per share in respect of the fourth quarter of 2008 which was paid to shareholders in March 2009. In addition, the Company declared a dividend of $0.88 per share in respect of the first quarter of 2009 which will be paid to shareholders in June 2009.

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

The following table sets forth the high and low market prices for shares of our common stock as reported by the New York Stock Exchange, the American Stock Exchange and the Oslo Stock Exchange:

	NYSE	NYSE	AMEX	AMEX	OSE	OSE
The year ended:	HIGH	LOW	HIGH	LOW	HIGH	LOW
2004	$41.30	$35.26	$41.59	$15.00	NOK 300.00	NOK 115.00
2005(1)	$56.68	$28.60	N/A	N/A	NOK 225.00	NOK 205.00
2006	$41.70	$27.90	N/A	N/A	N/A	N/A
2007	$44.16	$29.50	N/A	N/A	N/A	N/A
2008	$42.00	$22.00	N/A	N/A	N/A	N/A

For the quarter ended:	NYSE HIGH	NYSE LOW
March 31, 2007	$37.53	$32.06
June 30, 2007	$41.24	$35.79
September 30, 2007	$40.20	$32.00
December 31, 2007	$36.49	$29.50
March 31, 2008	$34.30	$25.51
June 30, 2008	$42.00	$27.90
September 30, 2008	$41.39	$28.27
December 31, 2008	$36.00	$22.00

(1)           The OSE numbers for 2005 are based on trading through January 14, 2005

The high and low market prices for our common shares by month since October 2008 have been as follows:

For the month:	NYSE HIGH	NYSE LOW
November 2008	$35.31	$24.03
December 2008	$36.00	$25.76
January 2009	$38.05	$28.23
February 2009	$30.73	$25.30
March 2009	$31.54	$22.25
April 2009	$32.50	$28.50

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

For a description of our 2005 Credit Facility, which was extended in April 2008, see Item 5 — Operating and Financial Review and Prospectus — Liquidity and Capital Resources — Our Credit Facility.

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

Bermuda Tax Considerations

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

United States Federal Income Tax Considerations

The following discussion is a summary of the material United States federal income tax considerations relevant to us and to a United States Holder and Non-United States Holder (each defined below) of our common shares.  This discussion is based on advice received by us from Seward & Kissel LLP, our United States counsel.  This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to shareholders who (i) own common shares as a capital asset and (ii) own less than 10% of our common shares. Shareholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of common shares.

United States Taxation of the Company

Taxation of Operating Income: In General

Unless exempt from United States taxation under Code section 883 as amended, a foreign corporation is subject to United States federal income taxation in the manner described below in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to such use, which we refer to as Shipping Income, to the extent that such Shipping Income is derived from sources within the United States, referred to as United States-Source Shipping Income.

Shipping Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping Income that is attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States.

Shipping Income that is attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to United States federal income tax.

Our vessels will be operated in various parts of the world and, in part, are expected to be involved in transportation of cargoes that begins or ends, but that does not both begin and end, in United States ports. Accordingly, it is not expected that we will engage in transportation that gives rise to 100% United States-Source Shipping Income.

Exemption of Operating Income from United States Taxation

Pursuant to Code section 883, we will be exempt from United States taxation on our United States-Source Shipping Income if (i) we are organized in a foreign country that grants an equivalent exemption from income taxation (an “equivalent exemption”) to corporations organized in the United States, which we refer to as the Country of Organization Requirement, and (ii) either (A) more than 50% of the value of our common shares is owned, directly or indirectly, by individuals who are “residents” of such country or of another foreign country that grants an equivalent exemption to corporations organized in the United States, which we refer to as the 50% Ownership Test, or (B) our common shares are “primarily and regularly traded on an established securities market” in such country, in another country that grants an equivalent exemption to United States corporations, or in the United States, which we refer to as the Publicly-Traded Test.

Bermuda, the country in which we are incorporated, grants an equivalent exemption to United States corporations. Therefore, we will satisfy the Country of Organization Requirement and will be exempt from United States federal income taxation with respect to our United States-Source Shipping Income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for our 2008 taxable year. Under Treasury regulations interpreting Code section 883, stock of a corporation is treated as “primarily and regularly traded on an established securities market” in any taxable year if (i) the stock is primarily traded on a national securities exchange such as the New York Stock Exchange (on which our common shares are traded) and satisfies certain trading volume and trading frequency tests, and (ii) the corporation complies with certain record keeping and reporting requirements.

However, a foreign corporation will not satisfy the Publicly-Traded Test if, subject to certain exceptions, 50% or more of the stock is beneficially owned (or is treated as owned under certain stock ownership attribution rules) by persons each of whom owns (or is treated as owning under certain stock ownership attribution rules) 5% or more of the stock, which we refer to as 5% Shareholders, for more than half the days during the taxable year.

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2008 taxable year, although there can be no assurance that subsequent changes in the ownership of our common shares will not result in 50% or more of our common shares being so owned at any time in the future.

Accordingly, we expect that our common shares will be considered to be “primarily and regularly traded on an established securities market” and that we will, therefore, qualify for the Code section 883 exemption for our 2008 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the tax exemption in any future taxable year. If 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Code section 883, we will generally not be subject to United States taxation with respect to gains realized on sales of vessels.

Four Percent Gross Basis Tax Regime

To the extent the benefits of Code section 883 are unavailable with respect to any item of United States-Source Shipping Income, such Shipping Income that is considered not to be “effectively connected” with the conduct of a trade or business in the United States as discussed below, would be subject to a four percent tax imposed by Code section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of our Shipping Income would be derived from United States sources, the maximum effective rate of United States federal income tax on our gross Shipping Income would never exceed two percent.

Net Basis and Branch Profits Tax Regime

To the extent the benefits of the Section 883 exemption are unavailable and our United States-Source Shipping Income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” United States-Source Shipping Income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our United States-Source Shipping Income would be considered “effectively connected” with the conduct of a U.S. trade or business only if we have, or are considered to have, a fixed place of business in the United States involved in the earning of Shipping Income and certain other requirements are satisfied.

We do not intend to have a fixed place of business in the United States involved in the earning of Shipping Income. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-Source Shipping Income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of United States Shareholders

As used herein, the term “United States Holder” means, for United States federal income tax purposes, a beneficial owner of common shares who is (A) an individual citizen or resident of the United States, (B) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia, (C) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (D) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the common shares, you are urged to consult your tax advisors.

        Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of United States Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a “United States Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the United States Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend, and (4) the United States Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related positions. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by the company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Individual Holder. Legislation was previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. We cannot assure you as to whether this legislation will be enacted.

For taxable years through 2004, we were a passive foreign investment company, or PFIC. Therefore, the dividends paid by us through 2005 were not treated as “qualified dividend income” but rather were taxed as ordinary income to a United States Individual Holder. If we pay an “extraordinary dividend” on our common shares (generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in the shareholder’s common shares) that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for taxable years after 2004, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

Special rules may apply to a United States Holder who purchased shares before 2005 and did not make a timely QEF election or a mark-to-market election (as discussed below).  Such United States Holders are encouraged to consult their tax advisors regarding the United States federal income tax consequences to them of the disposal of our common shares.

Passive Foreign Investment Company Considerations

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common shares, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s shares. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

For taxable years through 2004, we were a PFIC. However, based on our current operations and future projections, we do not believe that we have been, or will become, a PFIC with respect to our taxable years after 2004. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a United States Holder’s holding period in our common shares, then such United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.

Taxation of United States Holders Making a Timely QEF Election

Pass-Through of Ordinary Earnings and Net Capital Gain. A United States Holder who makes a timely QEF election with respect to its common shares, or an Electing Holder, would report for United States federal income tax purposes his pro rata share of our “ordinary earnings” (i.e., the net operating income determined under United States federal income tax principles) and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder. Our “net capital gain” is any excess of any of our net long term capital gains over our net short term capital losses and is reported by the Electing Holder as long term capital gain. Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to Electing Holders in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common shares).

For purposes of calculating our ordinary earnings, the cost of each vessel is depreciated on a straight-line basis over 18 years. Any gain on the sale of a vessel would be treated as ordinary income, rather than capital gain, to the extent of such depreciation deductions with respect to such vessel.

In general, an Electing Holder would not be taxed twice on its share of our income. Thus, distributions received from us by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of our ordinary earnings and net capital gain. The Electing Holder’s basis in its shares would be increased by any amount included in the Electing Holder’s income under the QEF rules with respect to such holder. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed under the QEF rules, would decrease the Electing Holder’s tax basis in the common shares. Distributions, if any, in excess of such basis would be treated as capital gain (which gain will be treated as long term capital gain if the Electing Holder held its common shares for more than one year at the time of distribution).

Disposition of Common Shares. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common shares in an amount equal to the difference between the amount realized by the Electing Holder from such sale or exchange and the Electing Holder’s tax basis in the common shares. Such gain or loss would generally be treated as long term capital gain or loss if the Electing Holder’s holding period in the common shares at the time of the sale or exchange is more than one year. A United States Holder’s ability to deduct capital losses may be limited.

Making a QEF Election. A United States Holder makes a QEF election for a taxable year by completing and filing IRS Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, in accordance with the instructions thereto. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a Timely Mark-to-Market Election

Mark-to-Market Regime. A United States Holder who does not make a QEF election may make a mark-to-market election under Code section 1296, provided that the common shares are regularly traded on a “qualified exchange.” A “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The New York Stock Exchange, on which the common shares are traded, is a “qualified exchange” for United States federal income tax purposes. A United States Holder who makes a timely mark-to-market election with respect to the common shares would include annually in the United States Holder’s income, as ordinary income, any excess of the fair market value of the common shares at the close of the taxable year over the United States Holder’s then adjusted basis in the common shares. The excess, if any, of the United States Holder’s adjusted basis at the close of the taxable year over the then fair market value of the common shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the common shares that the United States Holder included in income in previous years. A United States Holder’s basis in its common shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market rules.

Disposition of Common Shares. A United States Holder who makes a timely mark-to-market election would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in the common shares, provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains on the common shares that the United States Holder included in income in previous years. The amount of any loss in excess of such net mark-to market gains is treated as capital loss.

Making the Mark-to-Market Election. A United States Holder makes a mark-to-market election for a taxable year by completing and filing IRS Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, in accordance with the instructions thereto.

Taxation of United States Holders Not Making a Timely QEF Election or a Timely Mark-to-Market Election

A United States Holder who does not make a timely QEF election or a timely mark-to-market election, which we refer to as a Non-Electing Holder, would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (ii) any gain realized on the sale or other disposition of common shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning common shares, the Non-Electing Holder’s successor would be ineligible to receive a step-up in tax basis of those common shares.

Distributions received by a Non-Electing Holder that are not “excess distributions” would be includible in the gross income of the Non-Electing Holder as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax purposes. Such dividends would not be eligible to be treated as “qualified dividend income” eligible for preferential tax rates. Distributions in excess of our current or accumulated earnings and profits would be treated first as a return of the United States Holder’s tax basis in the common shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such common shares) and thereafter as capital gain.

Taxation of United States Holders Who Acquired Shares Before 2005

We were a passive foreign investment company through the 2004 taxable year.  Therefore, a United States Holder who acquired our common shares before 2005 may be subject to special rules with respect to our common shares.  In particular, a United States Holder who did not make a timely QEF Election or a mark-to-market election may continue to be subject to the passive foreign investment company rules with respect to our common shares.  Such United States Holders are encouraged to consult their tax advisors regarding the application of these rules as well as the availability of certain elections which may ameliorate the application of these rules.

United States Federal Income Taxation of “Non-United States Holders”

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

Dividends on Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you are a Non-United States Holder and you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in his records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

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

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.5 million in our interest expense for the year ended December 31, 2008.

The Company is exposed to the spot market. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Twelve of our thirteen vessels are currently operated in the spot market or on spot market related time charters.  We believe that over time, spot employment generates premium earnings compared to longer-term employment.

We estimate that during 2008, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $3.8 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2008. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

The Company’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

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

The Company has adopted a code of ethics that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy of electronic file of the Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of our Code of Ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2008, no such amendment was made or waiver granted.

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

FISCAL YEAR ENDED DECEMBER 31, 2008	$197,974
FISCAL YEAR ENDED DECEMBER 31, 2007	$336,126

Included in the amounts are costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2008 and 2007 of $59,400 and $81,200, respectively.

B.	AUDIT-RELATED FEES (1)

FISCAL YEAR ENDED DECEMBER 31, 2008	$111,935
FISCAL YEAR ENDED DECEMBER 31, 2007	$59,541

(1)	Audit-Related-Fees consists of professional services related to follow on offerings.

C.	TAX FEES

Not applicable.

D.	ALL OTHER FEES

Not applicable.

E.	AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	NOT APPLICABLE.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Pursuant to an exception for foreign private issuers, we, as a Bermuda company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders.

There are four significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our byelaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our byelaws, we do not currently have a nominating or corporate governance committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of two independent members of our Board of Directors. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

Information about our corporate governance practices may also be found on our web-site, www.nat.bm under “Investor Relations/Corporate Governance.”

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

4.3  Amendment to Restated Management Agreement dated May 3, 2008, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.3 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.

4.4  2004 Stock Incentive Plan incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005.

4.5  Amendment to 2004 Stock Incentive Plan incorporated by reference to Exhibit 4.5 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.
.
4.6  Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated September 14, 2005, incorporated by reference into the Company's annual report on Form 20-F for the fiscal year ended December 31, 2005 filed June 30, 2006.

4.7  Addendum No. 1 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated September 21, 2006, incorporated by reference to Exhibit 4.6 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.

4.8 Addendum No. 2 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated April 15, 2008, incorporated by reference to Exhibit 4.8 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.

12.1 Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2 Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 Consent of Independent Registered Public Accounting Firm.

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS
_________________________________________________________________________________
     Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                        F-2

FINANCIAL STATEMENTS:

Statements of Operations for the years ended December 31, 2008, 2007 and 2006                                    F-3

Balance Sheets as of December 31, 2008 and 2007                                                                                                                                 F-4

Statements of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006                                F-5

Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006                                     F-6

Notes to Financial Statements                                                                                                                                              F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited
Hamilton, Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, shareholders’ equity and cash flows for each of the three years ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tanker Shipping Ltd  as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte AS

Oslo, Norway
May 8, 2009

Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	Notes	2008	2007	2006
Voyage Revenues	3	228,000	186,986	175,520
Voyage Expenses		(10,051)	(47,122)	(40,172)
Vessel Operating Expenses - excluding depreciation expense presented below		(35,593)	(32,124)	(21,102)
General and Administrative Expenses	2, 5, 6, 9	(12,785)	(12,132)	(12,750)
Depreciation Expense	7	(48,284)	(42,363)	(29,254)
Net Operating Income		121,288	53,245	72,242

Interest Income		931	904	1,602
Interest Expense	11	(3,392)	(9,683)	(6,339)
Other Financial Income (Expense)		17	(260)	(112)
Total Other Expense		(2,443)	(9,039)	(4,849)
Net Income		118,844	44,206	67,393

Basic Earnings per Share 14		3.63	1.56	3.14
Diluted Earnings per Share 14		3.62	1.56	3.14
Basic Weighted Average Number of Common Shares Outstanding		32,739,057	28,252,472	21,476,196
Diluted Weighted Average Number of Common Shares Outstanding		32,832,854	28,294,997	21,476,196

The footnotes are an integral part of these financial statements.

Balance Sheets as of December 31, 2008 and 2007
All figures in USD ‘000, except share and per share amount

	Notes	December 31, 2008	December 31, 2007
Assets
Current Assets
Cash and Cash Equivalents		31,378	13,342
Accounts Receivable, net $0 allowance at December 31, 2008 and 2007	3	40,335	14,489
Voyages in Progress		-	7,753
Prepaid Expenses and Other Assets	4	22,406	9,219
Total Current Assets		94,119	44,803

Non-current Assets
Vessels, Net	7	707,853	740,631
Deposit on Contract	8	9,000	18,305
Other Non-current Assets		2,906	889
Total Non-current Assets		719,759	759,825
Total Assets		813,878	804,628

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	2	1,947	7,290
Deferred Revenue	12	449	537
Accrued Liabilities	13	3,817	16,531
Total Current Liabilities		6,214	24,358

Long-term Debt	10	15,000	105,500
Deferred Compensation Liability	6	4,078	2,665
Total Liabilities		25,292	132,523

Commitments and Contingencies	16

Shareholders’ Equity
Common Stock, par value $0.01 per Share;	15	344	300
51,200,000 shares authorized, 34,373,271 shares issued and
outstanding and 29,975,312 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively
Additional Paid-in Capital		905,262	852,121
Retained Earnings		(117,020)	(180,316)
Total Shareholders’ Equity		788,586	672,105
Total Liabilities and Shareholders’ Equity		813,878	804,628

The footnotes are an integral part of these financial statements.

Statements of Shareholders' Equity for the Years Ended December 31, 2008, 2007 and 2006
All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders’ Equity
Balance at December 31, 2005	16,644,496	166	432,682	(61,977)	370,872
Net Income				67,393	67,393
Common Shares Issued, net of $16.5 million issuance costs	10,047,500	103	288,254		288,357
Issuance of Restricted Shares	222,092		6,369		6,369
Share-based Compensation			1,545		1,545
Dividend Paid, $5.85 per share				(122,590)	(122,590)
Balance at December 31, 2006	26,914,088	269	728,851	(117,174)	611,946
Net Income				44,206	44,206
Common Shares Issued, net of $4.5 million issuance costs	3,000,000	31	119,720		119,751
Issuance of Restricted Shares	61,224		2,289		2,289
Share-based Compensation			1,261		1,261
Dividend Paid, $3.81 per share				(107,349)	(107,349)
Balance at December 31, 2007	29,975,312	300	852,121	(180,316)	672,105
Net Income				118,844	118,844
Common Shares Issued, net of $6.5 million issuance costs	4,310,000	43	158,847		158,890
Issuance of Restricted Shares	87,959	1	3,617		3,618
Share-based Compensation			1,015		1,015
Dividend Paid, $4.89 per share			(110,338)	(55,548)	(165,886)
Balance at December 31, 2008	34,373,271	344	905,262	(117,020)	788,586

The footnotes are an integral part of these financial statements.

Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006
All figures in USD ‘000
Year Ended December 31,

	2008	2007	2006
Cash Flows from Operating Activities
Net Income	118,844	44,206	67,393

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	48,284	42,363	29,254
Amortization of Deferred Finance Costs	618	514	402
Deferred Compensation Liability	1,413	2,665	-
Compensation - Restricted Shares	1,015	2,289	6,369
Share-based Compensation	3,618	1,261	1,545
Capitalized Interest	(607)	(305)	-
Changes in Operating Assets and Liabilities:
Accounts Receivables	(25,846)	(1,072)	6,140
Accounts Payable and Accrued Liabilities	(5,461)	(2,971)	9,763
Dry-dock Expenditures	(18,049)	(9,496)	-
Prepaid and Other Assets	(3,585)	2,260	(8,332)
Deferred Revenue	(88)	-	-
Voyages in Progress	7,753	100	(5,407)
Other Non-current Assets	(9)	1,835	(514)
Net Cash Provided by Operating Activities	127,900	83,649	106,613

Cash Flows from Investing Activities
Deposit on Contract	-	(18,000)	-
Investment in Vessels	(10,053)	(8,424)	(317,800)
Net Cash (Used in) Investing Activities	(10,053)	(26,424)	(317,800)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	158,890	119,751	288,357
Proceeds from Use of Credit Facility	25,000	55,000	274,500
Repayments on Credit Facility	(115,500)	(123,000)	(231,000)
Credit Facility Costs	(2,316)	(14)	(591)
Dividends Paid	(165,886)	(107,349)	(122,590)
Net Cash (Used in) Provided by Financing Activities	(99,812)	(55,612)	208,676
Net Increase (Decrease) in Cash and Cash Equivalents	18,036	1,613	(2, 511)
Cash and Cash Equivalents at the Beginning of Year	13,342	11,729	14,240
Cash and Cash Equivalents at the End of Year	31,378	13,342	11,729

Cash Paid for Interest	3,441	9,690	5,499
Cash Paid for Taxes	-	-	-

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

As of December 31, 2008 the Company owns 15 double hull Suezmax tankers including one vessel delivered in February 2009 and two newbuildings. The following chart provides information regarding each vessel.

Vessel	Yard	Year Built	Dwt(1)	Employment Status	Flag
Gulf Scandic	Samsung	1997	151,475	Bareboat	Isle of Man
Nordic Hawk	Samsung	1997	151,475	Spot	Bahamas
Nordic Hunter	Samsung	1997	151,400	Spot	Bahamas
Nordic Freedom	Daewoo	2005	163,455	Spot	Bahamas
Nordic Voyager	Dalian New	1997	149,591	Spot	Norway
Nordic Fighter	Hyundai	1998	153,328	Spot	Norway
Nordic Discovery	Hyundai	1998	153,328	Spot	Norway
Nordic Sprite	Samsung	1999	147,188	Spot, delivered Feb 2009	Norway
Nordic Saturn	Daewoo	1998	157,332	Spot	Marshall Islands
Nordic Jupiter	Daewoo	1998	157,411	Spot	Marshall Islands
Nordic Apollo	Samsung	2003	159,999	Spot	Marshall Islands
Nordic Cosmos	Samsung	2002	159,998	Spot	Marshall Islands
Nordic Moon	Samsung	2003	159,999	Spot	Marshall Islands
Nordic Galaxy	Bohai	2009	163,000	Expected delivery end of Dec. 2009
Nordic Vega	Bohai	2010	163,000	Expected delivery end of Apr. 2010

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

Foreign Currency Translation:   The functional currency of the Company is the United States (“U.S.”) dollar as all revenues are received in U.S. dollars and the majority of the Company’s expenditures are incurred and paid in U.S. dollars.  The Company’s reporting currency is also the U.S. dollar. Transactions in foreign currencies during the year are translated into U.S dollars at the rates of exchange in effect at the date of the transaction.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Inventories: Inventories, which are comprised of bunker fuel and lubrication oil, are stated at cost which is determined on a first-in, first-out (FIFO) basis.  Inventory is reported within "Prepaid Expenses and Other Current Assets" within the balance sheet.

Vessels, net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels’ cost based on the weighted average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. There have been no impairments recorded for the years ended December 31, 2008, 2007 or 2006.

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

Geographical Segment:  The Company currently operates 12 of its 13 vessels in spot market cooperations with other vessels that are not owned by the Company. The cooperations are managed by third party commercial managers. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. The vessels in the cooperations are operated in the spot market by the commercial managers. As a significant portion of the Company’s vessels are operated in cooperations, it is not practical to allocate geographical data to each vessel nor would it give meaningful information to the reader.

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

Based on the guidance from Emerging Issuance Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”), earnings generated from cooperative agreements in which the Company is the principal of its vessels’ activities are recorded based on gross method. Earnings generated from cooperative agreements in which the Company is not regarded as the principal of its vessels’ activities are recorded based on the net method.

The Company accounts for the net revenues allocated by these cooperative agreements as “Voyage Revenue” in its statements of operations.  See Note 3 for further information

Spot charters:  Voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses are recognized as incurred and primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. Demurrage income is included in “Voyage Revenues” in the Statement of Operations. At December 31, 2008 and 2007, the Company had no reserves associated with demurrage revenues.

Bareboat:  Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer is responsible for operating and maintaining the vessel and bears all costs and expenses with respect to the vessel. The expected minimum payments to be received under the bareboat charter to Gulf Navigation amount to $6.3 million annually. The contract was scheduled to terminate in the fourth quarter of 2009, and subject to two one-year extensions. Gulf Navigation has exercised its first one-year option and extended the charter for one additional year.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, communication expenses and tonnage tax. These expenses are recognized when incurred.

Derivative Instruments: The Company did not hold any derivative instruments at December 31, 2008 or 2007.

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

Other Comprehensive Income (Loss):   The Company follows the provisions of SFAS No. 130 "Statement of Comprehensive Income” (“SFAS 130”) which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) is equal to net income for the periods presented.

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

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The fair value of the financial instrument approximates the net book value. The Company maintains its cash with financial institutions it believes are reputable. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk.  However, due to the current financial crisis the maximum credit risk the Company would be exposed to is a total loss of outstanding cash and cash equivalents and accounts receivable. See Note 3 for further information.

Accounts receivable consist of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made.  For the years ended December 31, 2008 and 2007, the Company did not record an allowance for doubtful accounts.

Interest risk:  The Company is exposed to interest rate risk for its debt borrowed under the  2005 Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2008 and 2007, and has not entered into any such arrangements during 2008.

Recent Accounting Pronouncements:  In February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2 (“FSP 157-2”), which delays the effective date of SFAS No. 157, “Fair Value Measurement,” (“SFAS 157”) to fiscal years beginning after November 15, 2008 and interim periods with those fiscal years for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until January 1, 2009 for calendar year end entities. The Company adopted SFAS 157, except as it applies to nonfinancial assets and liabilities as noted in FSP 157-2, beginning from January 1, 2008. The partial adoption of SFAS 157 did not have any effect on the Company’s financial position or results of operations and cash flows. The Company is currently evaluating the effect that the adoption of SFAS 157, as it relates to nonfinancial assets and liabilities, will have on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations”. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  An entity may not apply it before that date.  The Company must adopt this standard as of January 1, 2009.  As the provisions of SFAS No. 141 (R) are applied prospectively, the impact to the Company cannot be determined until any such transaction occurs.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company’s adoption of SFAS 160 did not have any impact on the Company’s financial position, results of operations and cash flows.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS 161 did not have any impact on the Company’s financial position, results of operations and cash flows.

2.	RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd. (the “Manager”), is owned by a company owned by the Chairman and Chief Executive Officer (“CEO”) of the Company, Mr. Herbjørn Hansson, and his family. The Manager, under a management agreement with the Company (the “Management Agreement”), assumes commercial and operational responsibility for the Company’s vessels and is required to manage the Company’s day-to-day business, subject to the objectives and policies established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $225,000 per annum. The Manager also has a right to ownership of 2% of the Company’s total outstanding shares. During 2008, the Company issued to the Manager 87,959 shares at an average fair value of $39.45. The Company recognized $2.2 million, $2.2 million and $1.6 million of total costs for services provided under the Management Agreement for the years ended December 31, 2008, 2007, and 2006, respectively. Additionally, the Company recognized $3.6 million, $2.3 million and $6.3 million in non-cash share-based compensation expense for the years ended December 31, 2008, 2007 and 2006, respectively, related to the issuance of shares to the Manager.  All of these costs are included in “General and Administrative Expenses” within the statement of operations.  The related party balances included within accounts payable were $0.4 million and $0.7 million at December 31, 2008 and 2007, respectively.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million, $0.2 million, and $0.1 million in costs for the years ended December 31, 2008, 2007 and 2006, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” within the statement of operations.  There were no related amounts included within “Accounts Payable” at December 31, 2008 and December 31, 2007, respectively.

3.	REVENUE

For the twelve months ending December 31, 2008, the Company’s only source of revenue was from the Company’s 12 existing vessels.

Revenues generated from cooperations in which the Company is the principal of its vessels’ activities are recorded based on the gross method. Revenues generated from cooperations in which the Company is not regarded as the principal of its vessels’ activities are recorded per the net method.

The table below provides the breakdown of revenues recorded as per the net method and the gross method.

All figures in USD ‘000	2008	2007	2006
Net Method	204,402	65,354	53,177
Gross Method	23,598	121,632	122,343
Total Voyage Revenue	228,000	186,986	175,520

Two cooperation arrangements accounted for 50% and 41% of the Company’s revenues for the year ended December 31, 2008. Five cooperation arrangements accounted for 24%, 23%, 16%, 15% and 14% of the Company’s revenues, respectively, for the year ended December 31, 2007. One cooperation arrangement accounted for 23% of the Company’s revenues during the year ended December 31, 2006.

Accounts receivable at December 31, 2008 and 2007 are $40.3 million and $14.5 million, respectively. The following is a breakdown of this amount:

All figures in USD ‘000	2008	2007
Accounts Receivable	-	113
Accounts Receivable - Technical and Commercial Managers	40,335	14,376
Total as per December 31,	40,335	14,489

Two cooperation arrangements accounted for 53% and 43% of the Company’s accounts receivables for the year ended December 31, 2008. Two cooperation arrangements accounted for 45% and 40% of the Company’s accounts receivables, for the year ended December 31, 2007.

4.	PREPAID EXPENSES AND OTHER ASSETS

All figures in USD ‘000	2008	2007
Bunkers and lubricants - Technical and Commercial Managers	2,137	6,835
Other current assets - Technical and Commercial Managers	-	580
Prepaid expenses - Technical and Commercial Managers	2,304	1,046
Deposit on Contract	9,000	-
Receivables related to Newbuildings	7,370	-
Financial Charges	653	514
Other	942	244
Total as per December 31,	22,406	9,219

5.	GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD ‘000	2008	2007	2006
Management fee to related party	225	162	100
Directors and officers insurance	87	109	116
Salary and wages	1,711	1,331	1,022
Audit, legal and consultants	684	849	1,171
Administrative services provided by related party	2,208	2,162	1,564
Other fees and expenses	1,724	1,304	864
Total General and Administration expense with cash effect	6,639	5,917	4,836
Compensation – restricted shares issued to related party	3,618	2,289	6,369
Share-based compensation (2004 Stock Incentive Plan)	1,115	1,261	1,545
Deferred compensation plan	1,413	2,665	-
Total General and Administrative expense without cash effect	6,146	6,215	7,914
Total as per December 31,	12,785	12,132	12,750

6.	DEFERRED COMPENSATION LIABILITY

In May 2007, the Board of Directors approved a new unfunded deferred compensation plan for Herbjørn Hansson, the Chairman, President and CEO. The plan provides for unfunded deferred compensation computed as a percentage of salary. Benefits vest over a period of employment of 11 years up to a maximum of 66% of the salary level at the time of retirement. Interest is imputed at 6.0% and 4.5% as per December 31, 2008 and 2007, respectively.

The rights under the plan commenced on October 2004. The total expense recognized in 2008 was $1.4 million. The total expense recognized in 2007 was $2.7 million, of which $1.8 million relates to retroactive effect.  As the plan was effective in 2007, the full expense was recognized in 2007. The CEO has served in his present position since the inception of the Company in 1995.

7.	VESSELS, NET

Vessels, net consist of 12 modern double hull Suezmax crude oil tankers and drydocking charges.  Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

All figures in USD ‘000	Vessels	Drydocking	Total
Net Book Value December 31, 2008	686,788	21,066	707,853
Accumulated depreciation December 31, 2008	176,611	9,339	185,950
Depreciation expense 2008	41,063	7,222	48,284

Net Book Value December 31, 2007	717,799	22,832	740,631
Accumulated depreciation December 31, 2007	135,548	3,211	138,759
Depreciation expense 2007	39,893	2,470	42,363

8.	DEPOSIT ON CONTRACT

In November 2007, the Company entered into an agreement to acquire two Suezmax newbuildings which are expected to be delivered in the fourth quarter of 2009 and in April 2010, respectively. The Company will take ownership of the vessels upon delivery from the shipyard at which time the title is transferred from the seller. The vessels will be built by a Chinese shipyard. The sellers are subsidiaries of First Olsen Ltd. and the agreed all inclusive price at delivery is $90.0 million per vessel, including supervision expenses.

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

As of December 31, 2008, the Company has paid a deposit of 10% of the purchase price in the aggregate amount of $18.0 million for both vessels.

The table below shows total capitalized costs related to the two newbuildings:

All figures in USD ‘000	2008	2007
Newbuilding - Nordic Galaxy expected delivery 4Q09
Deposit on contract	9,000	9,000
Capitalized interest	163	152
Capitalized cost	108	-
Total Newbuilding – Nordic Galaxy as per December 31,	9,271	9,152
Newbuilding – Nordic Vega expected delivery April 2010
Deposit on contract	9,000	9,000
Capitalized interest	143	153
Capitalized cost	108	-
Total Newbuilding - Nordic Vega as per December 31,	9,251	9,153
Total as per December 31,	18,522	18,305

Due to the expected delivery of the newbuilding Nordic Galaxy in 4Q09, items related to this vessel have been classified as current assets and recorded within “Prepaid and Other Expenses” in the balance sheet.

9.	SHARE-BASED COMPENSATION PLAN

The Company has a share-based compensation plan which is described below.  Total compensation cost related to the plan was $1.1 million, $1.3 million and $1.5 million for the years ended December 31, 2008, 2007, and 2006, respectively and was recorded within “General and Administrative expense” in the statement of operations.  Unrecognized compensation cost related to the plan was $0.3 million (stock options plus restricted shares) as of December 31, 2008.

2004 Stock Incentive Plan

Under the terms of the Company’s 2004 Stock Incentive Plan (the “Plan”), the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. The Company believes that such awards better align the interests of its employees with those of its shareholders. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the Plan.  A total of 330,000 options and 16,700 restricted shares have been issued as of December 31, 2008.  New shares are issued upon exercise of stock options. In August 2007, the Board of Directors adopted amendments to the Plan to provide for the issuance of Phantom Stock Units and to give discretion to the Administrator of the Plan with respect to dividends paid on common shares awarded under the Plan. No modifications were made to the terms of the Plan.

Stock option awards were granted with an exercise price equal to the market price of the Company’s stock at the date of a public offering in November 2004, with later adjustments for dividends to shareholders exceeding 3% of the initial stock option exercise price. Stock options granted in 2007 have an exercise price equal to the market price of the shares at the grant date, with later adjustments for dividends exceeding 3%. Stock option awards generally vest equally over four years from grant date and have a 10-year contractual term.

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

Stock options to non-employees are treated in accordance with EITF 96-18 and unvested options are measured at fair value at each balance sheet date with a final measurement date upon vesting. Fair value measurement of unvested options are considered to be appropriate since the performance commitment for non-employees has not been reached for unvested options. The fair value of the options is used to measure the value of the services provided by the non-employees as it is considered to be more reliable than measuring the fair value of the services received. The compensation cost is recognized using the accelerated method. The assumptions used are specified separately in the table below.

The risk-free rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end is used for stock options issued to non-employees.

	December 31, 2008
Weighted average figures	Employees	Non-employees
Expected volatility	40.90%	41.47%
Expected dividends	3.0%	3.0%
Expected life	2.81	6.27
Risk-free rate (range)	3.25% - 4.43%	1.69 – 1.85%

A summary of option activity under the Plan as of December 31, 2008, and changes during the year then ended is presented below:

Options	Options employees	Options non-employees	Weighted-average exercise price
Outstanding at January 1, 2008	250,000	80,000	$28.54
Granted	-	-	-
Exercised	-	-	-
Forfeited or expired	(10,000)	-	$24.64
Outstanding at December 31, 2008	240,000	80,000	$24.81
Exercisable at December 31, 2008	227,500	72,500	$24.69

Outstanding and exercisable stock options as at December 31, 2008 have a weighted-average remaining contractual term of 6.22 years for employees and 6.33 years for non-employees. The exercise price for outstanding stock options as at December 31, 2008 is in the range of $24.64 – $30.19.  The intrinsic value of options outstanding at December 31, 2008 was $2.9 million and the intrinsic value of exercisable options was $2.8 million.

One stock option agreement with a non-executive Director was cancelled in November 2008. The Company paid a lump sum of $ 0.1 million as full and final consideration for this cancellation. The remaining compensation cost for this specific agreement was less than $0.1 million and the Company has recognized $0.1 million as an expense in the period. There have been no other exercise or payments related to the stock option plan during the fiscal years 2006, 2007 or 2008.

	Options - Employees	Weighted-average grant-date fair value - Employees	Options - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2006	185,000	$18.38	67,500	$21.75
Granted during the year	-	-	-	-
Vested during the year	(60,000)	$17.84	(20,000)	$22.93
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2006	125,000	$18.64	47,500	$21.25

	Options – Employees	Weighted-average grant-date fair value - Employees	Options - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2007	125,000	$18.64	47,500	$21.25
Granted during the year	10,000	$7.00	-	-
Vested during the year	(60,000)	$17.84	(20,000)	$22.93
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2007	75,000	$17.73	27,500	$20.03

	Options - Employees	Weighted-average grant-date fair value - Employees	Options - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2008	75,000	$17.73	27,500	$20.03
Granted during the year	-	-	-	-
Vested during the year	(52,500)	$16.84	(20,000)	$22.93
Forfeited during the year	(10,000)	$20.36	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2008	12,500	$7.78	7,500	$12.32

The total fair value of options vested during the years ended December 31, 2008, 2007 and 2006 approximates the amounts expensed in the periods. Unrecognized compensation cost related to the stock options is $0.1 million, which will be recognized over a weighted average period of 1.44 years.

Specification of the aggregate compensation cost related to the 2004 Stock Incentive Plan recognized in the profit and loss account is disclosed in Note 5.

There is no material income tax benefit for stock-based compensation due to the Company’s tax structure.

Restricted Shares to Employees and Non-Employees

Under the terms of the Company’s 2004 Stock Incentive Plan 16,700 shares of restricted stock awards were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 (the date the awards were approved by the Board) at a grant date fair value of $31.99 per share.

The fair value of restricted shares is estimated based on the market price of the Company’s shares. The fair value of restricted shares granted to employees is measured at grant date and the fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date. See further comments above related to measurement of options and restricted shares issued to non-employees.

The shares are considered restricted as the shares vest equally in annual installments over a period of four years. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights.

The restricted shares vest in four equal amounts in May 2007, May 2008, May 2009 and May 2010. There were 9,700 restricted shares granted to employees and 7,000 restricted shares granted to non-employees in 2006. 2,425 (2007: 2,425) restricted shares to employees and 1,750 (2007: 1,750) restricted shares to non-employees vested in 2008.

The compensation cost for employees and non-employees is recognized on a straight-line basis over the vesting period. The total compensation cost in 2008 related to restricted shares was $ 0.1 million (2007: $0.1 million). The intrinsic value of outstanding and vested restricted shares at December 31, 2008 was $0.6 million and $0.3 million, respectively.

At December 31, 2008, there were 16,700 restricted shares outstanding at a weighted-average grant date fair value of $31.99 for employees and $31.99 for non-employees. As of December 31, 2008, unrecognized compensation cost related to unvested restricted stock aggregated $0.2 million ($0.3 million per December 31, 2007), which will be recognized over a weighted average period of 0.92 years.

Specification of the aggregate compensation cost related to the 2004 Stock Incentive Plan recognized in the profit and loss account is disclosed in Note 5.

The tables below summarize the Company’s restricted stock awards as of December 31, 2008 and December 31, 2007:

	Restricted shares -Employees	Weighted-average grant-date fair value - Employees	Restricted shares - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2007	9,700	$31.99	7,000	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2007	7,275	$31.99	5,250	$31.99

	Restricted shares -Employees	Weighted-average grant-date fair value - Employees	Restricted shares - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2008	7,275	$31.99	5,250	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2008	4,850	$31.99	3,500	$31.99

10.	LONG-TERM DEBT

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the term of the facility. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.  Total commitment fees paid for the year ended December 31, 2008 and December 31, 2007 were $1.0 million and $0.8 million, respectively.

In September 2006, the amount of the 2005 Credit Facility was increased to $500 million. The other terms of the 2005 Credit Facility were not amended. In April 2008, the Company extended the original five year term of the 2005 Credit Facility to 2013. All other terms are unchanged The undrawn amount of this facility as of December 31, 2008 and 2007 was $485.0 million and $ 394.5 million, respectively.

Borrowings under the 2005 Credit Facility are secured by first priority mortgages over the Company’s vessels and assignment of earnings and insurance. Under the terms and conditions of the 2005 Credit Facility the Company is, among other things, required to maintain certain loan to vessel value ratios, and to maintain a book equity of no less than $150.0 million, and to remain listed on a recognized stock exchange, and to obtain the consent of the lenders prior to creating liens on or disposing of the Company’s vessels. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

At December 31, 2008, accrued interest and commitment fee was $0.1 million which was paid during the first quarter of 2009.

The Company was in compliance with its loan covenants for the year ended December 31, 2008.

11.	INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing costs related to the 2005 Credit Facility. The $15 million drawn on the facility bears interest equal to LIBOR plus a margin between 0.7% and 1.2%.  The deferred financing costs incurred in connection with the refinancing of the previous credit facility are deferred and amortized over the term of the 2005 Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 2008, 2007 and 2006 was $0.6 million, $0.5 million and $0.4 million, respectively. Total capitalized deferred financing costs were $3.1 million and $1.4 million at December 31, 2008 and 2007, respectively.

12.	DEFERRED REVENUE

Deferred revenue at December 31, 2008 of $0.4 million represents prepaid freight received from one of our customers prior to December 31, 2008 for services to be rendered during January 2009.

13.	ACCRUED LIABILITIES

All figures in USD ‘000	2008	2007
Accrued Interest	85	572
Accrued Expenses - Technical and Commercial Managers	2,997	11,989
Accrued commission	462	190
Other Current Liabilities	273	3,780
Total as per December 31,	3,817	16,531

14.	EARNING PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

All figures in USD	2008	2007	2006
Numerator:
Net Income	118,844,410	44,205,635	67,393,423
Denominator:
Basic - Weighted Average Common Shares Outstanding	32,739,057	28,252,472	21,476,196
Dilutive Effect of Stock Options *	93,797	42,525	-
Dilutive – Weighted Average Common Shares Outstanding	32,832,854	28,294,997	21,476,196
Income per Common Share:
Basic	3.63	1.56	3.14
Diluted	3.62	1.56	3.14

* For 2006 the Company’s average stock price was above the average exercise price of the options and a dilutive effect on EPS could potentially arise. However, the proceeds of an exercise of all outstanding options calculated as per the Treasury Stock Method would exceed the costs of acquiring the shares at the average stock price. The potential effect of the outstanding options is therefore anti-dilutive and is not included in the calculation of diluted earnings per share.  The average number of potentially dilutive options was 320,000 for the year ended December 31, 2006.

15.	SHAREHOLDERS’ EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

All figures in USD ´000, except number of shares	Authorized Shares	Issued and Out-standing Shares	Common Stock
Balance at January 1, 2006	51,200,000	16,644,496	166
Issuance of Common Shares in Follow-on Offering		4,297,500	43
Share-based Compensation		87,704	1
Issuance of Common Shares in Follow-on Offering		5,750,000	58
Share-based Compensation		117,347	1
Restricted Shares		16,700
Share-based Compensation		341
Balance at December 31, 2006	51,200,000	26,914,088	269
Issuance of Common Shares in Follow-on Offering		3,000,000	30
Share-based Compensation		61,224	1
Balance at December 31, 2007	51,200,000	29,975,312	300
Issuance of Common Shares in Follow-on Offering		4,310,000	43
Share-based Compensation		87,959	1
Balance at December 31, 2008	51,200,000	34,373,271	344

In May 2008, the Company completed an underwritten public offering of 4,310,000 common shares.  The net proceeds from the offering were $158.9 million which were used to prepare the Company for further expansions and repay borrowings under the 2005 Credit Facility.

The total issued and outstanding shares as of December 31, 2008 were 34,373,271 shares of which 354,575 shares were restricted shares issued to the Manager and 8,350 shares were restricted shares issued to employees and non-employees as described in Note 9. The total issued and outstanding shares as of December 31, 2007 were 29,975,312 shares of which 343,274 shares were restricted.

Additional Paid in Capital

Included in Additional Paid in Capital is the Company’s Share Premium Fund as defined by Bermuda Law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company. The Share Premium Fund was $0.0 million and $851.5 million as of December 31, 2008 and 2007 respectively.

On June 23, 2008, at the Company’s Annual General Assembly Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $1,010.3 million. The legal procedures related to this reduction were finalized on August 29, 2008, upon which the amount became eligible for distribution.

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

No claims have been filed against the Company for the fiscal year 2008 or 2007. The Company is not a party to any legal proceedings for the year ended December 31, 2008 and December 31, 2007, respectively.

At December 31, 2008, the Company had payment obligations totalling $211.3 million in connection with the agreement to acquire two newbuildings entered into in November 2007 and the double-hull Suezmax tanker Nordic Sprite agreed to acquire in December 2008. The payments due in 2009 and 2010 are $148.8 million and $62.6 million, respectively.  Please see Note 8 for further information related to the newbuildings.

17.	SUBSEQUENT EVENTS

In January 2009, the Company completed an underwritten public offering of 3,450,000 common shares which strengthened its equity by $107.5 million in order to enhance the capacity of the Company to make further accretive acquisitions.

In February 2009, the double-hull Suezmax tanker Nordic Sprite was delivered to the Company.

In February 2009, the Company declared a dividend of $0.87 per share in respect of the fourth quarter of 2008 which was paid to shareholders in March 2009.

In May 2009, the Company declared a dividend of $0.88 per share in respect of the first quarter of 2009 which is expected to be paid to shareholders in June 2009.

In May 2009, the Company announced the acquisition of the Company's sixteenth Suezmax vessel, a 150,000 dwt double-hull tanker for a purchase price of $57.0 million. The vessel is expected to be delivered from the seller no later than July 15, 2009. The new vessel will be operated in the spot market or on spot market-related charters.

* * * * *

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKER SHIPPING LIMITED

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman and Chief Executive Officer

DATED:  May 8, 2009