Form 20-F
period 2009-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2010-05-24
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2009

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

(Translation of Registrant's name into English)

BERMUDA
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
Title of class

New York Stock Exchange
Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2009, there were 42,204,904 shares outstanding of the Registrant's common stock, $0.01 par value per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[X] Yes	[_] No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definitions of "accelerated filer" and "large accelerated filer"  in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [_]

Non-accelerated filer (Do not check if a smaller reporting company) [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP

[_] International Financial Reporting Standards as issued by the International Accounting Standards Board

[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world -wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Please note in this annual report, "we", "us", "our", and the "Company", all refer to Nordic American Tanker Shipping Limited.

C.	ORGANIZATIONAL STRUCTURE	32
D.	PROPERTY, PLANT AND EQUIPMENT	32
ITEM 4A.	UNRESOLVED STAFF COMMENTS	32
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
A.	Operating Results	33
B.	Liquidity and Capital Resources	35
C.	Research and Development, Patents and Licenses, Etc.	36
D.	Trend Information	36
E.	Off Balance Sheet Arrangements	37
F.	TABULAR Disclosure Of Contractual Obligations	37
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39
A.	Directors And Senior Management	39
B.	Compensation	42
C.	Board Practices	43
D.	Employees	44
E.	Share Ownership	44
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
A.	Major Shareholders	44
B.	Related Party Transactions	44
C.	Interests Of Experts And Counsel	45
ITEM 8.	FINANCIAL INFORMATION	45
A.	Consolidated Statements And Other Financial Information	45
B.	Significant Changes	45
ITEM 9.	THE OFFER AND LISTING	46
ITEM 10.	ADDITIONAL INFORMATION	46
A.	Share Capital	46
B.	Memorandum And Articles Of Association	47
C.	Material Contracts	48
D.	Exchange Controls	49
E.	Taxation	49
F.	Dividends And Paying Agents	57
G.	Statement By Experts	57
H.	Documents On Display	57
I.	Subsidiary Information	57
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	57
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	58
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	58
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	58
ITEM 15.	CONTROLS AND PROCEDURES	58
A.	Disclosure Controls And Procedures.	58
B.	Management's annual report on internal control over financial reporting.	59
C.	Attestation report of the registered public accounting firm.	59
D.	Changes in internal control over financial reporting.	59
ITEM 16.	RESERVED.	59
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	59
ITEM 16B.	CODE OF ETHICS.	59
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	59
A.	Audit Fees	60
B.	Audit-Related Fees (1)	60
C.	Tax Fees	60
D.	All Other Fees	60
E.	Audit Committee's Pre-Approval Policies and Procedures	60
F.	Not applicable.	60
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	60
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.	60
ITEM 16G.	CORPORATE GOVERNANCE	60
ITEM 17.	FINANCIAL STATEMENTS	61
ITEM 18.	FINANCIAL STATEMENTS	61
ITEM 19.	EXHIBITS	61

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following historical financial information should be read in conjunction with our audited financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects". The statement of operations data for each of the three years ended December 31, 2009, 2008 and 2007 and selected balance sheet data as of December 31, 2009 and 2008 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 2006 and 2005 and selected balance sheet data for each of the years ended December 31, 2007, 2006 and 2005 are derived from our audited financial statements not included in this Annual Report on Form 20- F.

SELECTED FINANCIAL DATA

All figures in thousands of USD except share data	2009	2008	2007	2006	2005

Voyage revenue	124,370	228,000	186,986	175,520	117,110
Voyage expenses	(8,959)	(10,051)	(47,122)	(40,172)	(30,981)
Vessel operating expense – excl. depreciation expense presented below	(43,139)	(35,593)	(32,124)	(21,102)	(11,221)
General and administrative expenses	(14,819)	(12,785)	(12,132)	(12,750)	(8,492)
Depreciation	(55,035)	(48,284)	(42,363)	(29,254)	(17,529)
Net operating income	2,418	121,288	53,245	72,242	48,887

Interest income	614	931	904	1,602	850
Interest expense	(1,794)	(3,392)	(9,683)	(6,339)	(3,454)
Other financial (expense) income	(226)	17	(260)	(112)	34
Total other expenses	(1,406)	(2,443)	(9,039)	(4,849)	(2,570)
Net income	1,012	118,844	44,206	67,393	46,317

Basic earnings per share	0.03	3.63	1.56	3.14	3.03
Diluted earnings per share	0.03	3.62	1.56	3.14	3.03
Cash dividends declared per share	2.35	4.89	3.81	5.85	4.21
Basic weighted average shares outstanding	40,449,522	32,739,057	28,252,472	21,476,196	15,263,622
Diluted weighted average shares outstanding	40,449,522	32,832,854	28,294,997	21,476,196	15,263,622

Other financial data:
Net cash from operating activities	63,195	127,900	83,649	106,613	51,056
Dividends paid	95,431	165,886	107,349	122,590	64,279

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	30,496	31,378	13,342	11,729	14,240
Total assets	946,578	813,878	804,628	800,180	505,844
Total debt	-	15,000	105,500	173,500	130,000
Common stock	422	344	300	269	166
Total shareholders' equity	934,084	788,586	672,105	611,946	370,872

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability.  The current global financial crisis may adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters and the charter rates payable in respect of our 14 vessels currently operating in the spot market, or any renewal or replacement charters. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products,

•	supply of oil and oil products,

•	regional availability of refining capacity,

•	global and regional economic conditions,

•	the distance oil and oil products are to be moved by sea,

•	changes in seaborne and other transportation patterns,

•	weather,

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries,

•	the scrapping rate of older vessels,

•	conversion of tankers to other uses,

•	the price of steel;

•	the number of vessels that are out of service, and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. As of December 31, 2009 fourteen of our sixteen operating vessels were operated in the spot market, of which eight vessels were under a cooperative agreement with Frontline Ltd. (NYSE:FRO) and six vessels were operated under a cooperative agreement with Stena Bulk AB of Sweden. During 2010, it is expected that all our vessels will be in the cooperation, Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation are main members.  We are highly dependent on spot market charter rates. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

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

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently operate a fleet of 16 vessels and have agreed to acquire four newbuilding vessels. Two newbuilding vessels are expected to be delivered to us in 2010, and two newbuilding vessels are expected to be delivered to us in 2011. One of our vessels is on a long-term fixed-rate charter, one is employed under an approximate two-month contract before being employed in the spot market and the other 14 operating vessels are employed in the spot market. Given that the vast majority of our fleet is employed in the spot market, we are highly dependent on spot market charter rates.

We intend to operate our newbuilding vessels in the spot market following their delivery to us and we may enter into spot charters for any additional vessels that we may acquire in the future. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends.  Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Our vessels are evaluated for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel is complex and requires us to make various estimates, including future freight rates and earnings from the vessel.  All of these items have been historically volatile. We evaluate the recoverable amount as the undiscounted estimated cash flow from the vessels over their remaining useful lives. If the recoverable amount is less than the carrying amount of the vessel and less than the estimated fair market value, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position.  Prior to 1978, the Chinese economy was a planned economy.  Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy.  Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy.  Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures.  There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform.  Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces.  Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments.  If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens, that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Recently, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. In addition, these difficulties may adversely affect the financial institutions that provide us with our $500 million revolving credit facility, or the Credit Facility, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations, including our ability to take delivery of our two newbuildings.

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

Changes in the price of fuel, or bunkers, may adversely affect our profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.  As of the date of this annual report, each of our vessels is ISM code-certified.

The value of our vessels may fluctuate and any decrease in the value of our vessels could result in a lower price of our common shares.

Tanker values have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels.  You should expect the market value of our oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. The current volatility in global financial markets may result in a decrease in tanker values. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under the Credit Facility. Under the Credit Facility, we are required to maintain equity, defined as total assets less total debt, of at least $150.0 million. If we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower price of our common shares.

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

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may adversely affect our business and financial condition.  Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and ability to pay dividends.

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

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points.  Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for loses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

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

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our Credit Facility prohibits the declaration and payment of dividends if we are in default under the Credit Facility. We refer you to Item 5—Operating and Financial Review and Prospectus — Liquidity and Capital Resources —Our Credit Facility for more details. We may not continue to pay dividends at rates previously paid or at all.

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

Delays in deliveries of additional vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We have contracted to purchase four newbuilding vessels and we expect to purchase additional vessels from time to time.  The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels.  The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.  If the delivery of any vessel is materially delayed or cancelled, our business, financial condition and results of operations could be adversely affected.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. The fourteenth, fifteenth and sixteenth vessels that we took deliveries of in July 2009, November 2009 and March 2010, respectively, are secondhand.  While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends.

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

Under the charter agreement for one of our vessels, the charterer is responsible for vessel operating expenses and voyage costs.  Under the spot charters of 14 of our 16 vessels, we are responsible for such costs. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which fuels depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.

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

Borrowing under the Credit Facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under the Credit Facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

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

Our Credit Facility contains restrictive covenants which limit our liquidity and corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

The Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under the Credit Facility or if there is another default under the Credit Facility,

•	incur additional indebtedness, including the issuance of guarantees,

•	create liens on our assets,

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

•	sell our vessels,

•	merge or consolidate with, or transfer all or substantially all our assets to, another person, or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

If we were to drawdown amounts under our Credit Facility, and if the recent volatility in LIBOR rates continues, it could affect our profitability, earnings and cash flow.

Amounts borrowed under our Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio).  LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times.  These conditions are the result of the recent disruptions in the international credit markets.  Because the interest rates borne by amounts that we may drawdown under our Credit Facility fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to drawdown from our Credit Facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charter parties with our customers, including one long-term fixed-rate charter and one short-term charter, newbuilding contracts with an unaffiliated third party, newbuilding contracts with a shipyard and our Credit Facility. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax, without the benefit of deductions, unless that corporation is entitled to a special tax exemption under the Code which applies to income derived by certain non-U.S. corporations from the international operations of ships. We believe that we currently qualify for this statutory tax exemption and we have taken, and will continue to take, this position on the Company's U.S. federal income tax returns. However, there are several risks that could cause us to become subject to tax on our U.S. source shipping income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status.

If we are not entitled to this statutory tax exemption for any taxable year, we would be subject for any such year to a 4% U.S. federal income tax on our U.S. source shipping income, without the benefit of deductions. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

If we become subject to taxes in Bermuda after 2016, our net income and cash flow would decrease.

We have received a standard assurance from the Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our common stock, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would decrease our net income and cash flow.

If the U.S. Internal Revenue Service were to treat us as a "passive foreign investment company," that could have adverse consequences for U.S. shareholders.

A foreign corporation is treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of passive income. For purposes of these tests, cash is treated as an asset that produces passive income, and passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute passive income. U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We believe that we ceased to be a PFIC beginning with the 2005 taxable year. Based on our current and expected future operations, we believe that we are not currently a PFIC, nor do we anticipate that we will become a PFIC for any future taxable year.  As a result, non-corporate U.S. shareholders should be eligible to treat dividends paid by us in 2006, 2007, 2008, 2009 and thereafter as "qualified dividend income" which is subject to preferential tax rates (through 2010).

We expect to derive more than 25% of our income each year from our time chartering and voyage chartering activities.  We also expect that more than 50% of the value of our assets to be devoted to our time chartering and voyage chartering activities.  Therefore, since we believe that such income will be treated for relevant U.S. federal income tax purposes as services income, rather than rental income, we have taken, and will continue to take, the position that such income should not constitute "passive income," and that the assets that we own and operate in connection with the production of that income, in particular our vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC in any taxable year.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income rather than rental income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year beginning with the 2005 taxable year, our U.S. shareholders who owned their shares during such year would face adverse U.S. federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those U.S. shareholders made or make an election available under the Code (which election could itself have adverse consequences for such U.S. shareholders), such U.S. shareholders would be subject to U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions (i.e., distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. shareholder's holding period for our common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the U.S. shareholder's holding period of our common shares. In addition, non-corporate U.S. shareholders will not be eligible to treat dividends paid by us as "qualified dividend income" if we are a PFIC in the taxable year in which such dividends are paid or in the immediately preceding taxable year.

Risks Relating to Our Common Shares

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have a adverse affect on the market price of our common shares. The Investors in our common shares may not be able to resell their shares at or above their purchase price, which include the risks and uncertainties set forth in this annual report.

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

The Company was formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997.  These three vessels were initially bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years.  BP Shipping re-delivered these three vessels to us in September 2004, October 2004 and November 2004, respectively.  Two of these vessels are currently chartered in the spot market pursuant to cooperative agreements with third parties. We bareboat chartered the third of our original three vessels, the Gulf Scandic, to Gulf Navigation Company LLC, or Gulf Navigation, at a fixed rate charterhire for a five-year term that expired in November 2009.  The charter is subject to two one-year extensions at Gulf Navigation's option.  The last one-year option was not exercised and thus the vessel is scheduled to be re-delivered to us in November 2010.  We expect to operate the Gulf Scandic in the spot market upon re-delivery.

Our fourth vessel was delivered to us in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our tenth and eleventh vessels in November 2006, our twelfth vessel in December 2006, our thirteenth vessel in February 2009, our fourteenth vessel in July 2009, our fifteenth vessel in November 2009 and our sixteenth vessel in March 2010. Fifteen of these vessels are chartered in the spot market pursuant to cooperative agreements with third parties.

In July 2007, the Company issued 3,000,000 common shares at a public offering price of $41.50 per share in a registered transaction.  The net proceeds of the offering were used to repay debt on our Credit Facility and to prepare for further expansion.

In November 2007, the Company agreed to acquire two Suezmax newbuildings, which will be built at Bohai Shipyard in China.  The Company acquired these two newbuildings from First Olsen Ltd. for a price at delivery of $90,000,000 per vessel, for which we have paid an aggregate deposit of $18,000,000.  The vessels are expected to be delivered to the Company in June 2010 and September 2010, respectively.  See Note 8 to the Company's Audited Financial Statements for more information.

In April 2008, the Company extended the term of the Credit Facility for three years.  As a result, the Credit Facility matures in September 2013.

In May 2008, the Company issued 4,310,000 common shares at $37.00 per share in a registered transaction. The net proceeds were used to prepare for further expansion, repay the remaining debt on our Credit Facility and for working capital.

In January 2009, the Company issued 3,450,000 common shares at $32.50 per share in a registered transaction. The net proceeds of the offering were used to fund further acquisitions under planning and for general corporate purposes.

In February 2009, the Company took delivery of the vessel, Nordic Sprite, which it had agreed to acquire for a purchase price of $56.7 million in January 2009.  The Nordic Sprite is currently charted in the spot market or on spot market-related charters.

In May 2009, the Company issued 4,225,000 common shares at $32.00 per share in a registered transaction.  The net proceeds of the offering were used to fund further acquisitions under planning and for general corporate purposes.

In July 2009, the Company took delivery of the vessel, Nordic Grace, which it had agreed to acquire for a purchase price of $57.0 million.  The Nordic Grace is currently chartered in the spot market or on spot market-related charters.

In October 2009, the Company announced the acquisition of the vessel, Nordic Mistral, for a purchase price of $51.5 million.  We took delivery of this vessel in November 2009 and it is currently chartered in the spot market or on spot market-related charters.

In November 2009, the Company announced the acquisition of the vessel, Nordic Passat, for a purchase price of $51.5 million. We took delivery of this vessel in March 2010 and intend to employ it in the spot market beginning in May 2010 after an approximate two-month period on a bareboat charter.

In January 2010, the Company issued 4,600,000 common shares at $30.50 per share in a registered transaction.  The net proceeds of the offering are expected to be used to fund future acquisitions and for general corporate purposes.

In April 2010, the Company entered into agreements with Samsung Heavy Industries Co., Ltd. to build two Suezmax tankers of 158,000 dwt each.  The purchase prices of these two newbuilding vessels are $64,500,000 and $65,000,000, respectively, and their delivery dates are scheduled for the third and fourth quarters of 2011.

B.	BUSINESS OVERVIEW

We are an international tanker company that owns 20 modern double-hull Suezmax tankers, including four newbuilding vessels, averaging approximately 157,000 dwt each. We currently operate 14 of our 16 existing vessels in the spot market or on spot market-related charters pursuant to cooperative arrangements with third parties. We currently operate two of our sixteen existing vessels on bareboat charters that we expect to expire in June and in November 2010. In November 2007, we agreed to acquire two Suezmax newbuildings. The vessels are expected to be delivered to the Company in June 2010 and September 2010, respectively. In addition, we recently entered into agreements to purchase two newbuilding Suezmax tankers, which are expected to be delivered in the third and forth quarters of 2011, respectively.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

Our Fleet Our fleet consists of 20 modern double-hull Suezmax tankers of which four are newbuildings. The following table provides information regarding the status of each vessel.

Vessel	Yard	Built	Dwt (1)	Flag	Delivered to NAT	Employment
Gulf Scandic	Samsung	1997	151,475	Isle of Man	August 1997	Bareboat exp. 2010
Nordic Hawk	Samsung	1997	151,475	Bahamas	October 1997	Spot
Nordic Hunter	Samsung	1997	151,400	Bahamas	December 1997	Spot
Nordic Freedom	Daewoo	2005	163,455	Bahamas	March 2005	Spot
Nordic Voyager	Dalian New	1997	149,591	Norway	November 1997	Spot
Nordic Fighter	Hyundai	1998	153,328	Norway	March 2005	Spot
Nordic Discovery	Hyundai	1998	153,328	Norway	August 2005	Spot
Nordic Sprite	Samsung	2003	147,188	Norway	February 2009	Spot
Nordic Grace	Hyundai	2002	149,921	Norway	July 2009	Spot
Nordic Saturn	Daewoo	1998	157,332	Marshall Islands	November 2005	Spot
Nordic Jupiter	Daewoo	1998	157,411	Marshall Islands	April 2006	Spot
Nordic Apollo	Samsung	2003	159,999	Marshall Islands	November 2006	Spot
Nordic Cosmos	Samsung	2002	159,998	Marshall Islands	December 2006	Spot
Nordic Moon	Samsung	2002	159,999	Marshall Islands	November 2006	Spot
Nordic Mistral	Hyundai	2002	164,236	Marshall Islands	November 2009	Spot
Nordic Passat	Hyundai	2002	164,274	Marshall Islands	March 2010	Bareboat exp. 2010
Nordic Galaxy	Bohai	2010	163,000		Expected June 2010
Nordic Vega	Bohai	2010	163,000		Expected September 2010
Newbuilding	Samsung	2011	158,000		Expected September 2011
Newbilding	Samsung	2011	158,000		Expected December 2011
Total			3,136,410

(1)	Deadweight tons.

OUR CHARTERS

It is our policy to operate our vessels either in the spot market, on time charters or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market -related rates and voyage charters. We currently operate 14 of our 16 existing vessels in the spot market or on spot market -related time charters although we may consider charters at fixed rates depending on market conditions. Our fifteenth and sixteenth vessels are on bareboat charters that are expected to be re-delivered to the Company in June 2010 and in November 2010.

Cooperative Arrangements

We currently operate 14 of our 16 existing vessels in spot market cooperations with other vessels that are not owned by us. These arrangements are managed and operated by the Swedish group Stena Bulk AB and by Frontline Chartering Services Inc, both of which are third party administrators. During the second quarter of 2010, it is expected that all of our vessels will be in the cooperation, Gemini Tankers LLC, owned by Teekay Corporation and where Frontline Ltd. and Teekay Corporation are, together with us, the main owners of participating vessels. The administrators have the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The owners of the participating vessels remain responsible for all other costs including the financing, insurance, crewing and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period. The vessels are operated in the spot market under our supervision.

Spot Charters

During the year ended December 31, 2009, we temporarily operated several vessels (Nordic Sprite, Nordic Hawk, Nordic Saturn and Nordic Grace) in the spot market, other than in cooperative arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers on fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Bareboat Charters

We currently operate two of our sixteen existing vessels on bareboat charters.

The Gulf Scandic is under a bareboat charter to Gulf Navigation, for a five- year term which terminated in the fourth quarter of 2009, but was subject to two one-year extensions at Gulf Navigation's option. Gulf Navigation exercised its first one-year option, extending the charter for one additional year through the fourth quarter of 2010.  The last one-year option was not exercised, thus the vessel is scheduled to be re-delivered to the Company in November 2010. Under the terms of this bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period.

The Nordic Passat is under a bareboat charter to the previous owner, concurrent with the delivery of the vessel, and for a period of 60 to 80 days at the charterer's option. The vessel is expected to be re-delivered to us in June 2010. Under the terms of this bareboat charter, the charterer is obligated to pay a fixed charterhire of $13,300 per day, subject to additional hire based on current market rates during the charter period.

During the charter period, the charterers are responsible for operating and maintaining the vessel and are responsible for covering all operating costs and expenses with respect to the vessel. We expect to operate the Gulf Scandic and Nordic Passat in the spot market upon redelivery.

Management Agreement

Under the Management Agreement by and between the Company and Scandic American Shipping Ltd., or the Manager, the Manager assumes commercial and operational responsibility of our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established by the Board of Directors. All decisions of a material nature concerning our business are reserved to our Board of Directors.  The Management Agreement is effective through June 30, 2019.  The Management Agreement terminates 10 years from the calendar date unless it is terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

For its services under the Management Agreement, the Manager is reimbursed for all of its costs incurred plus a management fee of $265,000 per annum. The management fee was increased from $225,000 per annum to $265,000 per annum effective July 1, 2009.  In order to align the Manager's interests with those of the Company, the Company issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued while the Management Agreement is in effect, the Manager will receive restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. In connection with nine follow-on offerings, we have issued a total of 937,976 restricted shares to our Manager pursuant to the Management Agreement. These restricted shares are non-transferable for three years from the date of issuance.

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

•	executive officer and staff salaries,

•	administrative expenses, including, among others, for third party public relations, insurance, franchise fees and registrars' fees,

•	all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance,

•	brokerage commissions payable by us on the gross charter hire received in connection with the charters,

•	directors' fees and meeting expenses,

•	audit fees,

•	other expenses approved by the Board of the Directors and

•
attorneys' fees and expenses, incurred on our behalf in connection with (a) any litigation commenced by or against us or (b) any claim or investigation by any governmental, regulatory or self-regulatory authority involving us.

We have agreed to defend, indemnify and hold the Manager and its affiliates (other than us and our subsidiaries that we may form in the future), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by the Manager or any such affiliates based upon a claim by or liability to a third party arising out of the operation of our business, unless due to the Manager's or such affiliates' negligence or wilful misconduct.

We may terminate the Management Agreement in the event that:

•	the Manager commits any material breach or omission of its material obligations or undertakings thereunder that is not remedied within 30 days of our notice to the Manager of such breach or omission,

•	the Manager fails to maintain adequate authorization to perform its duties thereunder that is not remedied within 30 days,

•	certain events of the Manager's bankruptcy occur, or

•	it becomes unlawful for the Manager to perform its duties under the Management Agreement.

Commercial and Technical Management Agreements

The Company has outsourced the commercial and technical management of its vessels to third party operators.

Under the supervision of the Manager, Frontline Ltd. (NYSE:FRO) and Stena Bulk AB of Sweden provide commercial management services for 14 of the Company's 16 existing vessels. Frontline and Stena's duties include seeking and negotiating charters for these vessels. These cooperative arrangements are expected to create synergies through economies of scale, resulting in a positive impact on the overall results. During 2010, it is expected that all of our vessels will be in the cooperation, Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation are the main owners of participating vessels.

Under the supervision of the Manager, the ship management firm of V.Ships Norway AS or V.Ships, provides the technical management for 13 of the Company's 16 existing vessels. The ship management firm of Columbia Shipmanagement Ltd, Cyprus provides the technical management for one of the Company's 16 vessels and will provide technical management for one of the two vessels which are on bareboat charters that are expected to expire in June and November 2010, respectively.

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

The 2009 Tanker Market (Source: Fearnleys)

Following the onset of the global financial crisis in 2008, expectations, in general terms, were quite dismal for 2009. In a broader sense, the tanker market fared quite poorly in 2009, but had huge discrepancies between the various sub-segments.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity and the types of cargoes carried.  A tanker's carrying capacity is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the Very Large Crude Carrier ("VLCC"), whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of about $29,000 per day, a significant decrease from $88,000 per day in 2008. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved an average rate of $31,500 per day, down from $67,000 the year before. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were $10,000 per day compared with $50,000 per day in 2008. In comparison with asset values the Suezmax market showed the strongest resilience in the downturn.

Seaborne crude oil trade, measured in tonne-miles, declined approximately 1.0% in 2009.  This was markedly less than anticipated. Crude oil imports to the United States declined approximately 7.5%, but transportation work declined by about 13.5%. This was, to a certain degree, offset by strongly increased imports to China resulting in the U.S. becoming the second largest crude oil importing country.

The use of tankers for floating storage increased in 2009. At the beginning of the year as a pure commodity price play (contango in the oil futures market) but later in the year a significant number of tankers were employed for storage due to brimming on-shore storage facilities. For greater parts of the year more than 30 VLCCs were employed in storage.

Periodically the crude tanker spot market yielded negative time charter results during 2009. It was expected that several single-hull (SH) ships would have been sold for demolition given the cut-off date in 2010 (IMO Phase out). However, demolition sales were low and only 8 VLCCs and 2 Suezmax tankers were sold for demolition. Currently, the world fleet contains 66 SH VLCCs and 24 SH Suezmax tankers that, given strict adherence to the IMO phase out schedule, are supposed to cease oil trading by the end of 2010.

In 2009 a total of 55 VLCCs and 46 Suezmax tankers were delivered from yards. The Suezmax fleet expanded by 13% and the VLCC fleet by 8% (both measured by deadweight). In total, net tanker fleet growth ended at 8.6%.  Following the decline in crude oil prices in mid-2008, prices gradually rose throughout 2009 despite the fact that global oil demand decreased 1.2 mb/d, or 1.4%, to 85 mb/d. OPEC crude oil production declined 2.5 mb/d, or 8%, to 28.7 mb/d. OPEC NGL was only marginally up compared to 2008.

The sale and purchase market for tankers, measured by the number of transactions, decreased again in 2009. A total of about 155 transactions were concluded. There are several reasons for this decline, but primarily the difficulties in securing financing for acquisitions must be considered the prime cause. Secondly, the market was characterized by few sellers willing to take losses on either newbuildings ordered at record price levels or existing vessels purchased at the height of the market in 2007/08.

The IEA, in their latest market report, have become quite optimistic for growth in global oil demand in 2010. According to their March 2010 report global demand is estimated to increase 1.8% this year. At the same time, the downturn in North Sea output as well as new infrastructure in the FSU will have a quite negative impact on demand for short-haul crude oil tankers. A similar development is observed in North America where Mexican crude oil output is expected to continue falling. Both of these developments are expected to have a negative impact on Aframax tankers whereas the effects for Suezmax and VLCC crude tankers will be quite positive as crude oil has to be sourced in areas farther away generating a significant growth in transportation work.

The Tanker Market 2010

Notwithstanding the volatility in the financial and commodities markets, the Suezmax tanker spot market continued to be strong through the first quarter of fiscal year 2010. Going into second quarter of fiscal year 2010, we have seen a hike in rates during the month of April. In May, the tanker spot market has tapered off while remaining subject to volatility. The Company does not predict future spot rates.

Environmental and Other Regulation

Government laws and regulations significantly affect the ownership and operation of our vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels.  Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards.  We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The United States and Canada have requested IMO to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs. In July 2009, the IMO accepted the proposal in principle, and all member states party to MARPOL Annex VI will vote on the proposal in March 2010. Even if the proposal is not adopted, we cannot assure you that the United States or Canada will not adopt more stringent emissions standards independent of the IMO.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or BWM, in February 2004. BWM's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard's for each of our vessels as required to have one.

We expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has proposed regulations governing the emission of greenhouse gases from motor vehicles and stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is ''in class,'' signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ''in class'' by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being ''in class'' by Lloyd's Register of Shipping, American Bureau of Shipping and Det norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ''clubs.'' Our coverage, except for pollution, is unlimited.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Pursuant to our cooperative agreements with Stena Bulk AB and Frontline Management Ltd., both of which are third party administrators, the administrators have the responsibility for the commercial management of 15 of the 16 vessels in our operating fleet as of December 31, 2009. During 2010, it is expected that all of our vessels will be in the cooperation, Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation are the main members. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax and class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

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

See Items 4 – Information on the Company – Business Overview – Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the Credit Facility.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

We present our statement of operations using voyage revenues and voyage expenses. The Company's vessels are operated under bareboat charters and spot charters. During 2009, we operated 14 of the 15 vessels we owned in that year in the spot market or on time charters on spot market -related terms, while the fifteenth vessel operated on a long-term fixed rate charter, which expires in November 2010. We took delivery of our sixteenth vessel in March 2010.  Under a bareboat charter the charterer pays substantially all of the vessel voyage expenses. Under a spot related time charter, the charterer pays substantially all of the vessel voyage expenses. Under a spot charter, the vessel owner pays all vessel voyage expenses. Vessel voyage expenses consist primarily of fuel, port charges and commissions.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Management believes that net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States, or US GAAP because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. For bareboat charters, vessel voyage expenses must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The following table reconciles our net voyage revenues to voyage revenues.

All amounts in thousands of USD	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Voyage Revenue	124,370	228,000	186,986
Voyage Expenses	(8,959)	(10,051)	(47,122)
Net Voyage Revenue	115,411	217,950	139,864

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

Voyage revenues decreased by 45.4% from $228.0 million for the year ended December 31, 2008 to $124.4 million for the year ended December 31, 2009. Voyage expenses decreased by 10.9% to $9.0 million in 2009 from $10.1 million in 2008. The decrease in net voyage revenues was primarily the result of a decrease in the spot market rates for the period, offset by an increase in revenue days due to the expansion of the fleet by three vessels in 2009. The average spot market rate for our fleet during 2009 was $24,600 per day compared to $54,900 during 2008.

Vessel operating expenses were $43.1 million for the year ended December 31, 2009 compared to $35.6 million for the year ended December 31, 2008, an increase of 21.2%. The increase in vessel operating expenses was primarily the result of an increase in operating days due to the expansion of the fleet, and because the average operating expenses increased to approximately $9,500 per day per vessel during 2009 from approximately $8,800 per day per vessel during 2008. The increase in average operating expenses during 2009 is primarily a result of an increase in replacement of spare parts and repair and maintenance projects for 3 of our 16 vessels.

General and administrative expenses were $14.8 million for the year ended December 31, 2009 compared to $12.8 million for the year ended December 31, 2008, an increase of 15.9%. The general and administrative expenses in 2009 include a non-cash charge related to stock-based compensation to our manager, Scandic American Shipping Ltd., or the Manager, of $5.4 million related to two follow-on offerings in 2009, and costs of $1.6 million related to the deferred compensation plan for the Company's CEO and $0.2 million related to the outstanding stock option awards under the 2004 Stock Incentive Plan which were cancelled in August 2009. The outstanding stock option awards under the 2004 Stock Incentive Plan were cancelled in exchange for a payment equal to the difference between the strike price of the options and the closing price per share for the Company's shares on the New York Stock Exchange. The compensation resulted in a cash outlay of $2.3 million for the Company. For further details of the management agreement and administrative expenses we refer you to the section "The Management Agreement" on page 7 and Note 5 of our audited financial statements included herein. The general and administrative expenses in 2008 included a non-cash charge of $3.6 million of stock-based compensation to our Manager, related to one follow-on offering concluded in that year, costs of $1.4 million related to the deferred compensation plan for the Company's CEO and $1.2 million related to under the 2004 Stock Incentive Plan.

Depreciation expenses were $55.0 million for the year ended December 31, 2009 compared to $48.3 million for the year ended December 31, 2008, an increase of 14.0%. The increase in depreciation expenses is primarily the result of expansion of the fleet by three vessels and capitalized ballast tank improvements during 2009.

The foregoing resulted in net operating income of $2.4 million for the year ended December 31, 2009 compared to $121.3 million for the year ended December 31, 2008, a decrease of 98.0%.

Interest income was $0.6 million for the year ended December 31, 2009 compared to $0.9 million for the year ended December 31, 2008. Interest income was derived from the excess cash held in interim periods from the proceeds of the follow-on offerings and the timing of subsequent repayment of debt during the year. The decrease in interest income is primarily the result of a decrease in market rates in 2009 compared to 2008.

Interest expense was $1.8 million for the year ended December 31, 2009 compared to $3.4 million for the year ended December 31, 2008. The decrease is primarily due to repayment of debt, combined with a lower interest rate on the Credit Facility during 2009 compared to 2008.

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

General and administrative expenses were $12.8 million for the year ended December 31, 2008 compared to $12.1 million for the year ended December 31, 2007. The general and administrative expenses in 2008 include a non-cash charge related to stock-based compensation to our Manager, Scandic American Shipping Ltd. of $3.6 million related to one follow-on offering in 2008 and costs of $1.4 million related to the deferred compensation plan for the Company's Chief Executive Officer. For further details of the management agreement and administrative expenses we refer you to the section "The Management Agreement" on page 18 and Note 5 of the annual financial statements included elsewhere herein. The general and administrative expenses in 2007 included a non-cash charge of $2.2 million of stock-based compensation to our Manager, related to one follow-on offering concluded last year and costs of $2.7 million related to the deferred compensation plan for the Company's CEO.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

Our Credit Facility

The Company has a $500 million revolving credit facility, which is referred to as the Credit Facility.

The Company entered into the Credit Facility in September 2005. During 2006 the Company increased the Credit Facility from $300 million to $500 million, and in March 2008 the term was extended from September 2010 to September 2013. All other terms are unchanged.

The Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Borrowings under the Credit Facility are secured by first priority mortgage over the Company's vessels and assignment of earnings and insurance.

The terms and conditions of the Credit Facility require compliance with certain restrictive covenants, which we believe are consistent with loan facilities incurred by other shipping companies. Under the Credit Facility, we are, among other things, required to:

•	maintain certain loan to vessel value ratios,

•	maintain a book equity of no less than $150.0 million,

•	remain listed on a recognized stock exchange, and

•	obtain the consent of the lenders prior to creating liens on or disposing of our vessels.

The Credit Facility provides that we may not pay dividends if following such payment we would not be in compliance with certain financial covenants or there is a default under the Credit Facility.  The Company had no debt and was in compliance with its restrictive covenants for the year ended December 31, 2009.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

Cash flows provided by operating activities decreased by 50.6% to $63.2 million for the year ended December 31, 2009 from $127.9 million for the year ended December 31, 2008 primarily due to significantly lower spot market rates, and an increase in vessel operating expenses during 2009, as described above.

Cash flows used in investing activities increased to $190.3 million for the year ended December 31, 2009 compared to $10.1 million for the year ended December 31, 2008. The increase in cash flows used in investing activities is a result of expansion of our fleet by three vessels, and loan to the sellers related to the two newbuildings which are expected to be delivered to us in 2010.

Cash flows provided by financing activities increased to $126.3 million for the year ended December 31, 2009 compared to cash flow used by financing activities of $99.8 million for the year ended December 31, 2008. The primary source of the cash in flow from financing activities for the year ended December 31, 2009 was the $236.7 million proceeds from two follow-on offerings (as discussed below) reduced by or offset by (i) net repayment of debt under the Credit Facility of $15.0 million and (ii) dividends paid of $95.4 million

The Company, in January and May 2009, completed underwritten public offerings of 3,450,000 and 4,225,000 of its common shares, respectively. The net proceeds from the January 2009 and May 2009 offerings were $107.2 million and $129.5 million, respectively. The net proceeds from the offerings were used to prepare the Company for further expansions and repay borrowings under the Credit Facility.

The Company believes that its borrowing capacity under the Credit Facility, together with its working capital, are sufficient to fund its ongoing operations and commitments for capital expenditures. For further information on capital commitments and expenditures please see Item 5F.

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

Cash flows used in financing activities increased by 79.5% for the year ended December 31, 2008 to $99.8 million compared to $55.6 million for the year ended December 31, 2007. The financing activities represent (i) net repayment of debt under the Credit Facility of $90.5 million, (ii) payment of $2.3 million related to the extension of the Credit Facility, and (iii) dividends paid of $165.9 million, all of which were offset by proceeds from a follow-on offering of $158.9 million.

In May 2008, the Company completed an underwritten public offering of 4,310,000 common shares.  The net proceeds of the offering were $158.9 million which were used to repay borrowings under the Credit Facility and prepare the Company for further expansions.

The Company believes that its borrowing capacity under the Credit Facility, together with its working capital, are sufficient to fund its ongoing operations and commitments for capital expenditures. For further information on capital commitments and expenditures please see Item 5F.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company – Business Overview – The 2009 Tanker Market.

Passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, growing public concern about climate change and increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services. See Item 4. Information on the Company – Business Overview —Environmental and Other Regulation—Greenhouse Gas Regulation.

E.	OFF BALANCE SHEET ARRANGEMENTS

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business.  We do not have any arrangements or relationship with entities that are not consolidated into our financial statements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2009 significant contractual obligations consisted of our obligations as borrower under our Credit Facility and our obligations under the Management Agreement with Scandic American Shipping Ltd.

The following table sets out long-term financial and other commercial obligations outstanding as of December 31, 2009 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	-	-	-	-	-
Interest Payments (2)	-	-	-	-	-
Commitment Fees (3)	3,947	1,065	2,132	750	-
Deposit in Contract(4)	182,555	182,555	-	-	-
Management Fees (5)	2,650	265	530	530	1,325
Total	189,152	183,885	2,662	1,280	1,325

Notes:
(1)	Refers to our obligation to repay indebtedness outstanding as of December 31, 2009
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2009.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2009
(4)
Refers to payment obligations in connection with the agreement to acquire two newbuildings entered into in November 2007, and the agreement to acquire the double-hull Suezmax tanker Nordic Passat entered into November 2009

(5)	Refers to the management fees payable to Scandic American Shipping Ltd. under the Management Agreement with the Manager.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Item 18 – Financial Statements— Note 1 – Business and summary of Significant Accounting Policies.

Revenue recognition

We generate a majority of our revenues from vessels operating in cooperative chartering arrangements based upon spot charters. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including our commercial managers under our cooperative arrangements use the percentage of completion method. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be.

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

The Company has performed analysis of undiscounted future cashflows and concluded that based on such analysis the vessels are not impaired.

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

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements:  In June 2009, the FASB issued "Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (the "Codification") which became the single source of authoritative accounting principles recognized by the FASB and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and non-authoritative. Rules and interpretive releases of the SEC under the authority of federal securities laws are also source of authoritative GAAP for SEC registrants. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the Codification in 2009.

In February 2008, the FASB issued FASB Staff Position No. 157-2 codified into ASC Topic 820 "Fair Value Measurement and Disclosures", which delays the effective date of SFAS No. 157, "Fair Value Measurement," to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted SFAS 157, except as it applies to nonfinancial assets and liabilities as noted in FSP 157-2, beginning from January 1, 2008. Effective January 1, 2009, the Company adopted this guidance for nonfinancial assets and liabilities measured at fair value on a nonrecurring basis. The application of this guidance did not have a significant impact on the Company's financial statement.

In May 2009, the Financial Accounting Standard Board (FASB) issued SFAS No. 165 (codified into ASC Topic 855) "Subsequent Events", which provides guidance on management's assessment of subsequent events. The new guidance:

•
Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the Balance Sheet date "through the date that the financial statements are issued or are available to be issued."

•
Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, the guidance refers to them as recognized (Type I) and non-recognized subsequent events (Type II).

•
Indicates that management should consider supplementing historical financial statements with the pro forma impact of non-recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data.

This new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of this new guidance in the second quarter of 2009 did not have significant impact on the Company's financial statements.

In June 2009, the FASB issued SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)" codified into ASC Topic 810 "Consolidation". This guidance eliminates Interpretation 46(R)'s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)'s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. This new guidance will be effective January 1, 2010. The adoption of this pronouncement is not expected to have a material impact on the Company's financial position and results of operations.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

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

The Company

Name	Age	Position
Herbjørn Hansson	62	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	55	Vice Chairman and Director
Turid M. Sørensen	49	Chief Financial Officer
Rolf Amundsen	65	Chief Investor Relations Officer
Hon. Sir David Gibbons	82	Director
Torbjørn Gladsø	63	Director
Andrew W. March	54	Director
Paul J. Hopkins	62	Director
Richard H. K. Vietor	65	Director

The Manager

Name	Age	Position
Herbjørn Hansson	62	Director, President and Chief Executive Officer
Turid M. Sørensen	49	Chief Financial Officer
Rolf Amundsen	65	Chief Investor Relations Officer
Frithjof Bettum	48	Senior Vice President Technical Operations
Janne O. Foyn	39	Financial Manager
Per Christian Jæger	33	Vice President Commercial Operations
Jan Erik Langangen	60	Executive Vice President—Business Development and Legal

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

Andreas Ove Ugland has been a director of the Company since 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group.

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

Rolf Amundsen was appointed Chief Investor Relations Officer and Advisor to the Chairman by the Board of Directors on February 6, 2006. He previously served as our Chief Financial Officer from June 2004 until he assumed his current position. Mr. Amundsen has an M.B.A. in economics and business administration, and his entire career has been in international banking. Previously, Mr. Amundsen has served as the president of the financial analysts' society in Norway. Mr. Amundsen served as the chief executive officer of a Nordic investment bank for many years, where he established a large operation for the syndication of international shipping investments.

Andrew W. March has been a director of the Company since June 2005. Mr. March also currently serves in a management position with Vitol S.A., an international oil trader, involved in supply, logistics and transport. From 1978 to 2004, Mr. March served in various positions with subsidiaries of BP p.l.c., an international oil major company. Most recently, from January 2001 to 2004, Mr. March was Commercial Director of BP Shipping Ltd., where he was responsible for all aspects of the business, including long -term strategy. From 1986 until 2000, Mr. March was employed in various positions with BP Trading, serving as Global Product Trading Manager from 1999. Mr. March received his MBA from Liverpool University.

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

Richard H. K. Vietor has been a director of the Company since July 2007. Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration where he teaches courses on the regulation of business and the international political economy.  He was appointed Professor in 1984.  Before coming to Harvard Business School in 1978, Professor Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri.  He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.

Paul J. Hopkins has been a director of the Company since June 2005. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its offshore Exploration Group.

Torbjørn Gladsø has been a director of the Company since October 2003. Mr. Gladsø is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange. Mr. Gladsø is Chairman of our Audit Committee.

Jan Erik Langangen has been the Executive Vice President, Business Development and Legal, of the Manager since November 2004. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Scandinavia. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001, being appointed by the Norwegian Prime Minister. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesæth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo.

Frithjof Bettum was appointed Senior Vice President—Technical Operations & Chartering of the Manager on October 1, 2005. Mr. Bettum has a Mechanical Engineering degree from Vestfold University College. Mr. Bettum has 22 years of experience in the shipping and the offshore business. From 1984 to 1992, Mr. Bettum was employed by Allum Engineering AS in Sandefjord, Norway where he served as project manager. At Allum Engineering AS Mr. Bettum worked on projects in the areas of engineering, the new building and conversion management of shuttle tankers, Floating Production, Storage and Offloading (FPSO), semi-submersible drilling units and the shore based manufacturer industry. From 1993 to 2001, Mr. Bettum was employed by Nordic American Shipping AS (which later became Ugland Nordic Shipping ASA) where he served as Vice President—Offshore. In 2004, Mr. Bettum joined Teekay Norway AS as Vice President Offshore where he was responsible for business development, the daily operations of the company and the conversion of shuttle tankers and offshore units.

Janne O. Foyn was appointed Financial Manager of the Manager on May 1, 2006. Ms. Foyn has a Registered Auditor degree from Bodø University College and Vestfold University College. Ms. Foyn has 12 years of experience in the shipping industry. During the period 1995 to 2001, she was employed by Deloitte & Touche Statsautoriserte Revisorer AS in Tønsberg, Norway where she served as an auditor. In the period from 2001 to 2005, she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Accounting Manager. From 2005 until her appointment as Financial Manager in May 2006, she worked as an auditor for Inter Revisjon AS in Tønsberg, Norway.

Per Christian Jæger was appointed Vice President – Commercial Operations of the Manager on November 1, 2009. Mr. Jæger has a BSc in Nautical Science from Vestfold University College, and an MSc in Shipping, Trade and Finance from Cass Business School, London. Mr. Jæger has 13 years of experience in the shipping industry. In the period from 1998 to 2008 Mr. Jæger had various positions in Odfjell SE, as deck officer, and on shore primarily with focus on commercial operations. In the period 2008 to 2009 Mr. Jæger was employed as analyst in DnB NOR Bank ASA – focusing on Shipping, Offshore and Logistics.

B.	COMPENSATION

Compensation of Directors

The six non-employee directors received, in the aggregate, approximately $413,000 in cash fees for their services as directors for the year ended December 31, 2009. The Vice Chairman of the Board of Directors receives an additional annual cash retainer of $5,000 per year. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year.  The Chairman of the Audit Committee receives an additional annual cash retainer of $6,000 per year. We do not pay director fees to employee directors. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with serving on our Board of Directors.

2004 Stock Incentive Plan

Outstanding stock option awards under the Company's 2004 Stock Incentive Plan, were cancelled in 2009.

Under the terms of the Company's 2004 Stock Incentive Plan, or (the "Plan"), the directors, officers and certain key employees of the Company and the Manager were eligible to receive awards which included incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the Plan. Included under the Plan were options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. During 2005, the Company granted an aggregate of 320,000 stock options under the Plan which were subject to vesting in equal installments on each of the first four anniversaries of the grant dates. During 2006, the Company granted an aggregate of 16,700 restricted shares. No stock options were granted in 2006. During 2007, the Company granted 10,000 stock options to a newly elected Board member with an exercise price equal to $35.17, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. During 2008, a former Board member cancelled his stock incentive award in agreement with the Company and received compensation of $100,000. During 2009, we cancelled an aggregate of 320,000 outstanding stock options under the Plan previously granted to directors of the Company (60,000 in total), the Chairman and Chief Executive Officer (100,000), employees of the Company (80,000) and employees of Scandic American Shipping Limited (80,000). The outstanding stock option awards were cancelled in exchange for a payment equal to the difference between the strike price of the options and $30.70, which was the closing price of the Company's common stock on the New York Stock Exchange on August 13, 2009. Following the cancellation of the outstanding stock option awards described above, the Company has no outstanding stock options under the Plan. Please see Note 10 to the audited financial statements included herein for further information about the Plan.

Executive Pension Plan

In May 2007, the Board of Directors approved the implementation of an executive pension plan for Herbjørn Hansson, our Chairman, President and Chief Executive Officer, who has served in his present positions since the inception of the Company in 1995. Pursuant to this plan, the Company shall offer Mr. Hansson a pension of 66 percent of his salary from 67 years of age, such pension to be fully earned following a service period of 11 years (from 2004 until 2015), in addition to normal disability coverage and contingent right of pension for his spouse, in line with the practice in Norway. Please see Note 6 of the financial statements for further information about this plan.

Employment Agreements

We have an employment agreement with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer, and Rolf I. Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman. Mr. Hansson does not receive any additional compensation for his services as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2009 was approximately $2.9 million, of which $1.2 million relates to the cancellation of the Plan. The aggregate compensation of our executive officers is expected to be approximately $1.9 million during 2010. Under certain circumstances, the employment agreement may be terminated by us or Mr. Hansson upon six months' written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months' written notice to the other party. The employment agreement with Mr. Amundsen may be terminated by us or Mr. Amundsen upon three months' written notice to the other party.

C.	BOARD PRACTICES

The members of the Company's Board of Directors serve until the next annual general meeting following his or her election to the board.  The members of the current Board of Directors were elected at the annual general meeting held in 2009.  The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Messrs. Gladsø and Gibbons.  Mr. Gladsø serves as the audit committee financial expert.  The members of the Audit Committee receive additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to the Company's Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Company's Board of Directors the independent auditors to be selected to audit the financial statements of the Company; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies, see Item 16G – Corporate Governance.

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D.	EMPLOYEES

As at December 31, 2009, the Company had two full-time employees and one part-time employee.

The Manager, under the Management Agreement, assumes the commercial and operational responsibility of our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established by the Board of Directors.

E.	SHARE OWNERSHIP

The following table sets forth information regarding the share ownership of the Company as of May 21, 2010 by its directors and officers.  All of the shareholders are entitled to one vote for each share of common stock held.

Title	Identity of Person	No. of Shares	Percent of Class

Common	Herbjørn Hansson(1)	869,976	1.86%
	Hon. Sir David Gibbons		*
	Thorbjørn Gladsø		*
	Andrew W. March		*
	Paul J. Hopkins		*
	Andreas Ove Ugland		*
	Turid M. Sørensen		*
	Rolf Amundsen		*
	Richard Vietor		*

(1) Includes 869,976 shares held by the Manager, of which Mr. Hansson is the sole shareholder.

*  Less than 1% of our outstanding shares of common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The Company is not aware of any shareholder who beneficially owns 5% or more of the Company's outstanding common stock.

B.	RELATED PARTY TRANSACTIONS

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

Dividend Policy

Our policy is to declare quarterly dividends to shareholders, substantially equal to our net operating cash flow (determined as described below) during the previous quarter after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the terms of our Credit Facility, our other cash needs and the requirements of Bermuda law. However, if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we calculate the dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and non-cash administrative charges. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

Total dividends paid in 2009 were $95.4 million or $2.35 per share. The dividend payments per share in 2009, 2008, 2007, 2006 and 2005 have been as follows:

Period	2009	2008	2007	2006	2005
1st Quarter	$0.87	$0.50	$1.00	$1.88	$1.62
2nd Quarter	0.88	1.18	1.24	1.58	1.15
3rd Quarter	0.50	1.60	1.17	1.07	0.84
4th Quarter	0.10	1.61	0.40	1.32	0.60
Total	$2.35	$4.89	$3.81	$5.85	$4.21

The dividend paid in any quarter is in respect of the results of the previous quarter.

The Company declared a dividend of $0.25 per share in respect of the fourth quarter of 2009 which was paid to shareholders in March 2010. In addition, the Company declared a dividend of $ 0.60 per share in respect of the first quarter of 2010, which is scheduled to be paid to shareholders in June 2010.

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

The following table sets forth the high and low market prices for shares of our common stock as reported by the New York Stock Exchange, the American Stock Exchange and the Oslo Stock Exchange:

	NYSE	NYSE	OSE	OSE
The year ended:	HIGH	LOW	HIGH	LOW
2005(1)	$56.68	$28.60	NOK 225.00	NOK 205.00
2006	$41.70	$27.90	N/A	N/A
2007	$44.16	$29.50	N/A	N/A
2008	$42.00	$22.00	N/A	N/A
2009	$38.10	$22.25	N/A	N/A

For the quarter ended:	NYSE HIGH	NYSE LOW
March 31, 2008	$34.30	$25.51
June 30, 2008	$42.00	$27.90
September 30, 2008	$41.39	$28.27
December 31, 2008	$36.00	$22.00
March 31, 2009	$38.05	$22.25
June 30, 2009	$38.10	$28.50
September 30, 2009	$32.32	$28.92
December 31, 2009	$33.23	$27.85

(1)           The OSE numbers for 2005 are based on trading through January 14, 2005

The high and low market prices for our common shares by month since October 2009 have been as follows:

For the month:	NYSE HIGH	NYSE LOW
November 2009	$32.75	$27.85
December 2009	$33.23	$29.99
January 2010	$34.19	$29.67
February 2010	$30.05	$27.56
March 2010	$31.07	$28.65
April 2010	$32.18	$30.39

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Memorandum of Association and Bye-Laws

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

Our bye-laws provide that our Board of Directors shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Companies Act at such times and places as the Board of Directors shall decide.  Our Board of Directors may call special meetings at its discretion or as required by the Companies Act.  Under the Companies Act, holders of one-tenth of our issued common shares may call special meetings of shareholders.

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

Our bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested.  Our bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with our bye-laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested.  Our bye-laws provide our Board of Directors the authority to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral security for any debt, liability or obligation.  Our directors are not required to retire because of their age, and our directors are not required to be holders of our common shares.  Directors serve for one -year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

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

Dividend Reinvestment and Direct Stock Purchase Plan

On March 26, 2009, the Company filed a registration statement on Form F-3ASR relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment.  As at December 31, 2009, no shares were issued pursuant to the plan.

Stockholders Rights Agreement

On February 13, 2007, the Board of Directors adopted a stockholders rights agreement and declared a dividend of one preferred stock purchase right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.01 per share. The dividend was payable on February 27, 2007 to stockholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $115, subject to adjustment. We can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common stock.

This stockholders rights plan was designed to enable us to protect stockholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. We believe that the stockholders rights plan should enhance our Board's negotiating power on behalf of stockholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals.

C.	MATERIAL CONTRACTS

For a description of our Credit Facility, which was extended in April 2008, see Item 5 — Operating and Financial Review and Prospectus — Liquidity and Capital Resources — Our Credit Facility.

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

Exemption of Operating Income from United States Taxation

Pursuant to Code section 883, we will be exempt from United States taxation on our United States-Source Shipping Income if (i) we are organized in a foreign country that grants an equivalent exemption from income taxation (an "equivalent exemption") to corporations organized in the United States, which we refer to as the Country of Organization Requirement, and (ii) either (A) more than 50% of the value of our common shares is owned, directly or indirectly, by individuals who are "residents" of such country or of another foreign country that grants an equivalent exemption to corporations organized in the United States, which we refer to as the 50% Ownership Test, or (B) our common shares are "primarily and regularly traded on an established securities market" in such country, in another country that grants an equivalent exemption to United States corporations, or in the United States, which we refer to as the Publicly-Traded Test.

Bermuda, the country in which we are incorporated, grants an equivalent exemption to United States corporations. Therefore, we will satisfy the Country of Organization Requirement and will be exempt from United States federal income taxation with respect to our United States-Source Shipping Income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for our 2009 taxable year. Under Treasury regulations interpreting Code section 883, stock of a corporation is treated as "primarily and regularly traded on an established securities market" in any taxable year if (i) the stock is primarily traded on a national securities exchange such as the New York Stock Exchange (on which our common shares are traded) and satisfies certain trading volume and trading frequency tests, and (ii) the corporation complies with certain record keeping and reporting requirements.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2009 taxable year, although there can be no assurance that subsequent changes in the ownership of our common shares will not result in 50% or more of our common shares being so owned at any time in the future.

Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the Code section 883 exemption for our 2009 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the tax exemption in any future taxable year. If 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Code section 883, we will generally not be subject to United States taxation with respect to gains realized on sales of vessels.

Four Percent Gross Basis Tax Regime
To the extent the benefits of Code section 883 are unavailable with respect to any item of United States-Source Shipping Income, such Shipping Income that is considered not to be "effectively connected" with the conduct of a trade or business in the United States as discussed below, would be subject to a four percent tax imposed by Code section 887 on a gross basis, without benefit of deductions. Since under the sourcing rules described above, no more than 50% of our Shipping Income would be derived from United States sources, the maximum effective rate of United States federal income tax on our gross Shipping Income would never exceed two percent.

Net Basis and Branch Profits Tax Regime

To the extent the benefits of the Section 883 exemption are unavailable and our United States-Source Shipping Income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" United States-Source Shipping Income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our United States-Source Shipping Income would be considered "effectively connected" with the conduct of a U.S. trade or business only if we have, or are considered to have, a fixed place of business in the United States involved in the earning of Shipping Income and certain other requirements are satisfied.

We do not intend to have a fixed place of business in the United States involved in the earning of Shipping Income. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-Source Shipping Income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Taxation of United States Shareholders

As used herein, the term "United States Holder" means, for United States federal income tax purposes, a beneficial owner of common shares who is (A) an individual citizen or resident of the United States, (B) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia, (C) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (D) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the common shares, you are urged to consult your tax advisors.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of United States Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates (through 2011) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the United States Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend, and (4) the United States Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related positions. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by the company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Individual Holder. Legislation was previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. We cannot assure you as to whether this legislation will be enacted.  In addition, absent legislative action, any dividends paid by us on or after January 1, 2011 will be taxed as ordinary income to a United States Individual Holder.

For taxable years through 2004, we were a passive foreign investment company, or PFIC. Therefore, the dividends paid by us through 2005 were not treated as "qualified dividend income" but rather were taxed as ordinary income to a United States Individual Holder. If we pay an "extraordinary dividend" on our common shares (generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in the shareholder's common shares) that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for taxable years after 2004, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's shares. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a United States Holder's holding period in our common shares, then such United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.  In addition, for taxable years beginning after March 18, 2010, a United States Holder of Shares in a PFIC must file annual information returns with the Internal Revenue Service.

Taxation of United States Holders Making a Timely QEF Election

Pass-Through of Ordinary Earnings and Net Capital Gain. A United States Holder who makes a timely QEF election with respect to its common shares, or an Electing Holder, would report for United States federal income tax purposes his pro rata share of our "ordinary earnings" (i.e., the net operating income determined under United States federal income tax principles) and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder. Our "net capital gain" is any excess of any of our net long term capital gains over our net short term capital losses and is reported by the Electing Holder as long term capital gain. Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to Electing Holders in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common shares).

For purposes of calculating our ordinary earnings, the cost of each vessel is depreciated on a straight-line basis over 18 years. Any gain on the sale of a vessel would be treated as ordinary income, rather than capital gain, to the extent of such depreciation deductions with respect to such vessel.

In general, an Electing Holder would not be taxed twice on its share of our income. Thus, distributions received from us by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of our ordinary earnings and net capital gain. The Electing Holder's basis in its shares would be increased by any amount included in the Electing Holder's income under the QEF rules with respect to such holder. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed under the QEF rules, would decrease the Electing Holder's tax basis in the common shares. Distributions, if any, in excess of such basis would be treated as capital gain (which gain will be treated as long term capital gain if the Electing Holder held its common shares for more than one year at the time of distribution).

Disposition of Common Shares. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common shares in an amount equal to the difference between the amount realized by the Electing Holder from such sale or exchange and the Electing Holder's tax basis in the common shares. Such gain or loss would generally be treated as long term capital gain or loss if the Electing Holder's holding period in the common shares at the time of the sale or exchange is more than one year. A United States Holder's ability to deduct capital losses may be limited.

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

Taxation of United States Holders Making a Timely Mark-to-Market Election

Mark-to-Market Regime. A United States Holder who does not make a QEF election may make a mark-to-market election under Code section 1296, provided that the common shares are regularly traded on a "qualified exchange." A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The New York Stock Exchange, on which the common shares are traded, is a "qualified exchange" for United States federal income tax purposes. A United States Holder who makes a timely mark-to-market election with respect to the common shares would include annually in the United States Holder's income, as ordinary income, any excess of the fair market value of the common shares at the close of the taxable year over the United States Holder's then adjusted basis in the common shares. The excess, if any, of the United States Holder's adjusted basis at the close of the taxable year over the then fair market value of the common shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains on the common shares that the United States Holder included in income in previous years. A United States Holder's basis in its common shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market rules.

Disposition of Common Shares. A United States Holder who makes a timely mark-to-market election would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the common shares, provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains on the common shares that the United States Holder included in income in previous years. The amount of any loss in excess of such net mark-to market gains is treated as capital loss.

Making the Mark-to-Market Election. A United States Holder makes a mark-to-market election for a taxable year by completing and filing IRS Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, in accordance with the instructions thereto.

Taxation of United States Holders Not Making a Timely QEF Election or a Timely Mark-to-Market Election

A United States Holder who does not make a timely QEF election or a timely mark-to-market election, which we refer to as a Non-Electing Holder, would be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (ii) any gain realized on the sale or other disposition of common shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder's holding period for the common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning common shares, the Non-Electing Holder's successor would be ineligible to receive a step-up in tax basis of those common shares.

Distributions received by a Non-Electing Holder that are not "excess distributions" would be includible in the gross income of the Non-Electing Holder as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax purposes. Such dividends would not be eligible to be treated as "qualified dividend income" eligible for preferential tax rates. Distributions in excess of our current or accumulated earnings and profits would be treated first as a return of the United States Holder's tax basis in the common shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such common shares) and thereafter as capital gain.

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

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a "Non-United States Holder."

Dividends on Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

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

We furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to shareholders in accordance with the rules of the New York Stock Exchange, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. All reports, proxy statements and other information filed by us with the New York Stock Exchange may be inspected at the New York Stock Exchange's offices at 20 Broad Street, New York, New York 10005. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's borrowings, or the Loan under our Credit Facility.

Amounts borrowed under the Credit Facility bears interest at a rate equal to LIBOR plus a margin between 0.70% to 1.20% per year (depending on the loan to vessel value ratio). Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.1 million in our interest expense for the year ended December 31, 2009.

The Company is exposed to the spot market. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. Fourteen of our 16 operating vessels are currently operated in the spot market or on spot market related time charters.  We believe that over time, spot employment generates premium earnings compared to longer-term employment.

We estimate that during 2009, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $4.4 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2009. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (''COSO'') in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

The Company's internal control over financial reporting as of December 31, 2009 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

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

The Board of Directors has determined that Mr. Torbjørn Gladsø is an audit committee financial expert and the Chairman of the committee. Mr. Gladsø is "independent" as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS.

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy of electronic file of the Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of our Code of Ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2009, no such amendment was made or waiver granted.

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

FISCAL YEAR ENDED DECEMBER 31, 2009	$259,417
FISCAL YEAR ENDED DECEMBER 31, 2008	$197,974

Included in the amounts are costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2009 and 2008 of $58,400 and $59,400, respectively.

B.	AUDIT-RELATED FEES (1)

FISCAL YEAR ENDED DECEMBER 31, 2009	$152,707
FISCAL YEAR ENDED DECEMBER 31, 2008	$111,935

(1)	Audit-Related-Fees consists of professional services related to follow on offerings.

C.	TAX FEES

Not applicable.

D.	ALL OTHER FEES

Not applicable.

E.	AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	NOT APPLICABLE.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to an exception for foreign private issuers, we, as a Bermuda company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders.

There are four significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of two independent members of our Board of Directors. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

Information about our corporate governance practices may also be found on our web-site, www.nat.bm under "Investor Relations/Corporate Governance."

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-20.

ITEM 19.	EXHIBITS

1.1  Memorandum of Association of the Company, incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form F-1 filed with the Securities and Exchange Commission on August 28, 1995 (Registration No. 33-96268) (the "1995 Registration Statement).

1.2  Bye-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on November 18, 2004.

2.1  Form of Share Certificate incorporated by reference to Exhibit 4.1 to the 1995 Registration Statement.

4.1  Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.4 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005

4.2 Amendment to Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 29, 2004.

4.3  Amendment to Restated Management Agreement dated April 29, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping, incorporated by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.

4.4  Amendment to Restated Management Agreement dated May 3, 2008, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.

4.5 Amendment to Restated Management Agreement dated May 31, 2009, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited.

4.6  2004 Stock Incentive Plan incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on June 30, 2005.

4.7  Amendment to 2004 Stock Incentive Plan incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.

4.8  Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated September 14, 2005, incorporated by reference into the Company's annual report on Form 20-F for the fiscal year ended December 31, 2005 filed June 30, 2006.

4.9  Addendum No. 1 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated September 21, 2006, incorporated by reference to Exhibit 4.6 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.

4.10  Addendum No. 2 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated April 15, 2008, incorporated by reference to Exhibit 4.8 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.

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

NORDIC AMERICAN TANKER SHIPPING LIMITED

REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited
Hamilton, Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tanker Shipping Ltd as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte AS

Oslo, Norway
May 21, 2010

Statements of Operations for the Years Ended December 31, 2009, 2008, AND 2007 All figures in USD '000, except share and per share amount

		Year Ended December 31,
	Notes	2009	2008	2007
Voyage Revenues	3	124,370	228,000	186,986
Voyage Expenses		(8,959)	(10,051)	(47,122)
Vessel Operating Expense - excluding depreciation expense presented below		(43,139)	(35,593)	(32,124)
General and Administrative Expenses	2,5,6,10	(14,819)	(12,785)	(12,132)
Depreciation Expenses	7	(55,035)	(48,284)	(42,363)
Net Operating Income		2,418	121,288	53,245

Interest Income		614	931	904
Interest Expenses	12	(1,794)	(3,392)	(9,683)
Other Financial Income (Expense)		(226)	17	(260)
Total Other Expenses		(1,406)	(2,443)	(9,039)
Net Income		1,012	118,844	44,206

Basic Earnings per Share	15	0.03	3.63	1.56
Diluted Earnings per Share	15	0.03	3.62	1.56
Basic Weighted Average Number of Common Shares Outstanding		40,449,522	32,739,057	28,252,472
Diluted Weighted Average Number of Common Shares Outstanding		40,449,522	32,832,854	28,294,997

The footnotes are an integral part of these financial statements.

Balance Sheets as of December 31, 2009 AND 2008
All figures in USD '000, except share and per share amount

	Notes	December 31, 2009	December 31, 2008
Assets
Current Assets
Cash and Cash Equivalents		30,496	31,378
Accounts Receivable, net $0 allowance at December 31, 2009 and 2008	3	22,685	40,335
Prepaid Expenses and Other Current Assets	4,8	57,020	22,406
Total Current Assets		110,201	94,119

Non-current Assets
Vessels, Net	7	825,449	707,853
Deposit on Contract	8	-	9,000
Other Non-current Assets	9	10,928	2,906
Total Non-current Assets		836,377	719,759
Total Assets		946,578	813,878

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	2	3,364	1,947
Deferred Revenue	13	537	449
Accrued Liabilities	14	2,909	3,817
Total Current Liabilities		6,810	6,214

Long-term Debt	11	-	15,000
Deferred Compensation Liability	6	5,684	4,078
Total Liabilities		12,494	25,292

Commitments and Contingencies	17	-	-

Shareholders' Equity
Common Stock, par value $0.01 per Share; 51,200,000 shares authorized, 42,204,904 shares issued and outstanding and 34,373,271 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	16	422	344
Additional Paid-in Capital		933,662	905,262
Retained Earnings		-	(117,020)
Total Shareholders' Equity		934,084	788,586
Total Liabilities and Shareholders' Equity		946,578	813,878

The footnotes are an integral part of these financial statements.

Statements of Shareholders' Equity for the Years Ended December 31, 2009, 2008, AND 2007
All figures in USD '000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2006	26,914,088	269	728,851	(117,174)	611,946
Net Income	-	-	-	44,206	44,206
Common Shares Issued, net of $4.5 million issuance costs	3,000,000	31	119,720	-	119,751
Compensation - Restricted Shares	61,224	-	2,289	-	2,289
Share-based Compensation	-	-	1,261	-	1,261
Dividend Paid, $3.81 per share	-	-	-	(107,349)	(107,349)
Balance at December 31, 2007	29,975,312	300	852,121	(180,316)	672,105
Net Income	-	-	-	118,844	118,844
Common Shares Issued, net of $6.5 million issuance costs	4,310,000	43	158,847	-	158,890
Compensation - Restricted Shares	87,959	1	3,617	-	3,618
Share-based Compensation	-	-	1,015	-	1,015
Dividend Paid, $4.89 per share		-	(110,338)	(55,548)	(165,886)
Balance at December 31, 2008	34,373,271	344	905,262	(117,020)	788,586
Accumulated dividend distributions defined as return of capital.	-	-	(117,020)	117,020	-
Net Income	-	-	-	1,012	1,012
Common Shares Issued, net of $10.6 million issuance costs	7,675,000	77	236,607	-	236,684
Compensation - Restricted Shares	156,633	1	5,365	-	5,366
Share-based Compensation	-	-	(2,133)	-	(2,133)
Dividend Paid, $2.35 per share	-	-	(94,419)	(1,012)	(95,431)
Balance at December 31, 2009	42,204,904	422	933,662	-	934,084

The footnotes are an integral part of these financial statements.

Statements of Cash Flows for the Years Ended December 31, 2009, 2008, AND 2007
All figures in USD '000

	Year Ended December 31,
	2009	2008	2007
Cash Flows from Operating Activities
Net Income	1,012	118,844	44,206

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	55,035	48,284	42,363
Dry-dock Expenditures	(5,330)	(18,049)	(9,496)
Amortization of Deferred Finance Costs	653	618	514
Deferred Compensation Liability	1,606	1,413	2,665
Compensation - Restricted Shares	5,366	3,618	2,289
Share-based Compensation	(2,133)	1,015	1,261
Capitalized Interest	124	(607)	(305)
Changes in Operating Assets and Liabilities:
Accounts Receivables	17,650	(25,846)	(1,072)
Accounts Payable and Accrued Liabilities	(38)	(5,461)	(2,971)
Prepaid and Other Current Assets	(1,706)	(3,585)	2,260
Deferred Revenue	88	(88)	-
Voyages in Progress	-	7,753	100
Other Non-current Assets	(9,132)	(9)	1,835
Net Cash Provided by Operating Activities	63,195	127,900	83,649

Cash Flows from Investing Activities
Deposit on Contract	-	-	(18,000)
Investment in Vessels	(190,330)	(10,053)	(8,424)
Net Cash Used in Investing Activities	(190,330)	(10,053)	(26,424)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	236,684	158,890	119,751
Proceeds from Use of Credit Facility	66,000	25,000	55,000
Repayments on Credit Facility	(81,000)	(115,500)	(123,000)
Credit Facility Costs	-	(2,316)	(14)
Dividends Paid	(95,431)	(165,886)	(107,349)
Net Cash Provided by (Used in) Financing Activities	126,253	(99,812)	(55,612)
Net (Decrease) Increase in Cash and Cash Equivalents	(882)	18,036	1,613
Cash and Cash Equivalents at the Beginning of Year	31,378	13,342	11,729
Cash and Cash Equivalents at the End of Year	30,496	31,378	13,342

Cash Paid for Interest	1,249	3,441	9,690
Cash Paid for Taxes	-	-	-

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS

(All amounts in USD '000 except where noted)

1.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Nordic American Tanker Shipping Limited (the "Company") was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company owns and operates double hull crude oil tankers. The Company's shares trade under the symbol "NAT" on the New York Stock Exchange.

Our fleet consists of 20 modern double-hull Suezmax tankers of which four are newbuildings. The following chart provides information regarding each vessel, including its employment status.

Vessel	Yard	Built	Dwt (1)	Flag	Delivered to NAT	Employment
Gulf Scandic	Samsung	1997	151,475	Isle of Man	August 1997	Bareboat exp 2010
Nordic Hawk	Samsung	1997	151,475	Bahamas	October 1997	Spot
Nordic Hunter	Samsung	1997	151,400	Bahamas	December 1997	Spot
Nordic Freedom	Daewoo	2005	163,455	Bahamas	March 2005	Spot
Nordic Voyager	Dalian New	1997	149,591	Norway	November 1997	Spot
Nordic Fighter	Hyundai	1998	153,328	Norway	March 2005	Spot
Nordic Discovery	Hyundai	1998	153,328	Norway	August 2005	Spot
Nordic Sprite	Samsung	2003	147,188	Norway	February 2009	Spot
Nordic Grace	Hyundai	2002	149,921	Norway	July 2009	Spot
Nordic Saturn	Daewoo	1998	157,332	Marshall Islands	November 2005	Spot
Nordic Jupiter	Daewoo	1998	157,411	Marshall Islands	April 2006	Spot
Nordic Apollo	Samsung	2003	159,999	Marshall Islands	November 2006	Spot
Nordic Cosmos	Samsung	2002	159,998	Marshall Islands	December 2006	Spot
Nordic Moon	Samsung	2002	159,999	Marshall Islands	November 2006	Spot
Nordic Mistral	Hyundai	2002	164,236	Marshall Islands	November 2009	Spot
Nordic Passat	Hyundai	2002	164,274	Marshall Islands	March 2010	Bareboat exp 2010
Nordic Galaxy	Bohai	2010	163,000		Expected June 2010
Nordic Vega	Bohai	2010	163,000		Expected September 2010
Newbuilding	Samsung	2011	158,000		Expected September 2011
Newbuilding	Samsung	2011	158,000		Expected December 2011

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

Foreign Currency Translation: The functional currency of the Company is the United States ("U.S.") dollar as all revenues are received in U.S. dollars and the majority of the Company's expenditures are incurred and paid in U.S. dollars. The Company's reporting currency is also the U.S. dollar. Transactions in foreign currencies during the year are translated into U.S dollars at the rates of exchange in effect at the date of the transaction.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Inventories: Inventories, which are comprised of bunker fuel and lubrication oil, are stated at cost which is determined on a first-in, first-out ("FIFO") basis. Inventory is reported within "Prepaid Expenses and Other Current Assets" within the Balance Sheet.

Vessels, net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels' cost based on the weighted average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, and less than the estimated fair market value the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. There have been no impairments recorded for the years ended December 31, 2009, 2008 or 2007.

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

Segment Information: The Company has identified only one operating segment under Accounting Standard Codification (ASC) Topic 280, "Segment Reporting." The Company has only one type of vessel – Suezmax crude oil tankers – operating on time charter contracts at market related rates, in the spot market and on long-term bareboat contracts.

Geographical Segment: The Company currently operates 14 of its 16 vessels in spot market cooperations with other vessels that are not owned by the Company. The cooperations are managed by third party commercial managers. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. As a significant portion of the Company's vessels are operated in cooperations, it is not practical to allocate geographical data to each vessel nor would it give meaningful information to the reader. The Company currently operates 2 of its 16 vessels on bareboat charterers that expire within November 2010.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

Deferred Financing Costs: Finance costs, including fees, commissions and legal expenses, which are recorded as "Other assets" on the Balance Sheet are deferred and amortized on a straight-line basis over the term of the relevant debt borrowings. Amortization of finance costs is included in "Interest Expense" in the Statement of Operations.

Revenue and Expense Recognition: Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Cooperative agreements: Revenues and voyage expenses of the vessels operating in cooperative agreements are combined and the resulting net revenues, calculated on a time charter equivalent basis, are allocated to participating vessels according to an agreed formula. Formulas used to allocate net revenues vary among different cooperative arrangements, but generally, revenues are allocated to participants on the basis of the number of days a vessel operates with weighting adjustments made to reflect each vessels' differing capacities and performance capabilities. The administrators of the cooperations are responsible for collecting voyage revenue, paying voyage expenses and distributing net pool revenues to the owners of the participating vessels.

Earnings generated from cooperative agreements in which the Company is the principal of its vessels' activities are recorded based on the gross method. Earnings generated from cooperative agreements in which the Company is not regarded as the principal of its vessels' activities are recorded based on the net method. The Company accounts for the net revenues allocated by these cooperative agreements as "Voyage Revenue" in its Statements of Operations. See Note 3 for further information.

Spot charters: Voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses are recognized as incurred and primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized when earned. Demurrage income is included in "Voyage Revenues" in the Statement of Operations. At December 31, 2009 and 2008, the Company had no reserves associated with the outstanding receivables from demurrage revenues.

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

Derivative Instruments: The Company did not hold any derivative instruments as at December 31, 2009 or 2008.

Share-Based Compensation: The compensation costs for all of the Company's stock –based compensation awards are based on the fair value method as defined in ASC Topic 718, "Compensation – Stock Compensation". The Company records the compensation expense for such awards over the vesting period. See Note 10 for additional information.

Restricted Shares to Manager: Restricted shares issued to the Manager are non-forfeitable and vest immediately. Accordingly the compensation expense for each of the respective issuances was measured at fair value on the date the award was issued, or the grant date, and expensed immediately as performance was deemed to be complete. The fair value was determined using the stated par value, the number of shares issued, and the Company's stock price on the date of grant.

Income Taxes:  The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

Other Comprehensive Income (Loss): The Company follows the guidance in ASC Topic 220, "Comprehensive Income" which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) is equal to net income for the periods presented.

Concentrations:
Fair value: The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors are important considerations associated with the Company's assessment of whether the carrying amount of its own vessels are recoverable.

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

Accounts receivable consist of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made. For the years ended December 31, 2009 and 2008, the Company did not record an allowance for doubtful accounts.

Interest risk: The Company is exposed to interest rate risk for its debt borrowed under the Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2009 and 2008, and has not entered into any such arrangements during 2009.

Recent Accounting Pronouncements:

In June 2009, the FASB issued "Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (the "Codification") which became the single source of authoritative accounting principles recognized by the FASB and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and non-authoritative. Rules and interpretive releases of the SEC under the authority of federal securities laws are also source of authoritative GAAP for SEC registrants. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the Codification in 2009.

In February 2008, the FASB issued FASB Staff Position No. 157-2 (codified into ASC Topic 820) "Fair Value Measurement and Disclosures", which delays the effective date of SFAS No. 157, "Fair Value Measurement," to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted SFAS 157, except as it applies to non-financial assets and liabilities as noted in FSP 157-2, beginning from January 1, 2008. Effective January 1, 2009, the Company adopted this guidance for non financial assets and liabilities measured at fair value on a non recurring basis. The application of this guidance did not have a significant impact on the Company's financial statement.

In May 2009, the Financial Accounting Standard Board (FASB) issued SFAS No. 165 (codified into ASC Topic 855) "Subsequent Events", which provides guidance on management's assessment of subsequent events. The new guidance:

•
Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the Balance Sheet date "through the date that the financial statements are issued or are available to be issued."

•
Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, the guidance refers to them as recognized (Type I) and non-recognized subsequent events (Type II).

•
Indicates that management should consider supplementing historical financial statements with the pro forma impact of non-recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data.

This new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of this new guidance in the second quarter of 2009 did not have significant impact on the Company's financial statements.

In June 2009, the FASB issued SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)" codified into ASC Topic 810 "Consolidation". This guidance eliminates Interpretation 46(R)'s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)'s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. This new guidance will be effective January 1, 2010. The adoption of this pronouncement is not expected to have a material impact on the Company's financial position and results of operations.

2.	RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd. (the "Manager"), is owned by a company owned by the Chairman and Chief Executive Officer ("CEO") of the Company, Mr. Herbjørn Hansson, and his family. The Manager, under a management agreement with the Company (the "Management Agreement"), assumes commercial and operational responsibility for the Company's vessels and is required to manage the Company's day-to-day business, subject to the objectives and policies established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $265,000 per annum. The Manager also has a right to ownership of 2% of the Company's total outstanding shares. During 2009, the Company issued to the Manager 156,633 shares at an average fair value of $33.37. The Company recognized $2.6 million, $2.2 million, and $2.2 million of total costs for services provided under the Management Agreement for the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, the Company recognized $5.4 million, $3.6 million and $2.3 million in non-cash share-based compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively, related to the issuance of shares to the Manager. All of these costs are included in "General and Administrative Expenses" within the Statement of Operations. The related party balances included within accounts payable were $0.6 million and $0.4 million at December 31, 2009 and 2008, respectively.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides services to the Company. The Company recognized $0.1 million, $0.1 million, and $0.2 million in costs for the years ended December 31, 2009, 2008 and 2007, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statement of Operations. There were no related amounts included within "Accounts Payable" at December 31, 2009 and December 31, 2008, respectively.

3.	REVENUE

For year ending December 31, 2009, the Company's only source of revenue was from the Company's 15 existing vessels.

Revenues generated from cooperations in which the Company is the principal of its vessels' activities are recorded based on the gross method. Revenues generated from cooperations in which the Company is not regarded as the principal of its vessels' activities are recorded per the net method. The table below provides the breakdown of revenues recorded as per the net method and the gross method.

All figures in USD '000	2009	2008	2007
Net Method	102,229	204,402	65,354
Gross Method	22,141	23,598	121,632
Total Voyage Revenue	124,370	228,000	186,986

Two cooperation arrangements accounted for 41% and 40% of the Company's revenues for the year ended December 31, 2009. Two cooperation arrangements accounted for 50% and 41% of the Company's revenues for the year ended December 31, 2008. Five cooperation arrangements accounted for 24%, 23%, 16%, 15% and 14% of the Company's revenues, respectively, for the year ended December 31, 2007.

Accounts receivable at December 31, 2009 and 2008 are $22.7 million and $40.3 million, respectively. Two cooperation arrangements accounted for 61% and 33% of the Company's accounts receivables, for the year ended December 31, 2009. Two cooperation arrangements accounted for 53% and 43% of the Company's accounts receivables for the year ended December 31, 2008.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

All figures in USD '000	2009	2008
Lubricants	2,850	2,137
Prepaid expenses	3,067	2,304
Deposit on Vessel, Nordic Passat Deposit on Contracts, Nordic Galaxy and Nordic Vega	5,150 18,000	- 9,000
Loans to seller, Nordic Galaxy and Nordic Vega	25,795	7,370
Financial Charges	653	653
Other	1,505	942
Total as per December 31,	57,020	22,406

5.	GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD '000	2009	2008	2007
Management fee to related party	245	225	162
Directors and officers insurance	82	87	109
Salary and wages	2,202	1,711	1,331
Audit, legal and consultants	954	684	849
Administrative services provided by related party	2,514	2,208	2,162
Other fees and expenses	1,670	1,724	1,304
Total General and Administration expense with cash effect	7,667	6,639	5,917
Compensation to Manager – restricted shares issued to related party	5,366	3,618	2,289
Share-based compensation (2004 Stock Incentive Plan)	180	1,115	1,261
Deferred compensation plan	1,606	1,413	2,665
Total General and Administrative expense without cash effect	7,152	6,146	6,215
Total for year ended December 31,	14,819	12,785	12,132

6.	DEFERRED COMPENSATION LIABILITY

In May 2007, the Board of Directors approved a new unfunded deferred compensation plan for Herbjørn Hansson, the Chairman, President and CEO. The plan provides for unfunded deferred compensation computed as a percentage of salary. Benefits vest over a period of employment of 11 years up to a maximum of 66% of the salary level at the time of retirement. Interest is imputed at 5.4% and 6.0% as per December 31, 2009 and 2008, respectively.

The rights under the plan commenced in October 2004. The total expense recognized in 2009, 2008 and 2007 were $1.6 million, $1.4 million and $2.7 million (of which $1.8 million relates to retroactive effect), respectively. As the plan was effective in 2007, the full expense was recognized in 2007.The CEO has served in his present position since the inception of the Company in 1995.

7.	VESSELS, NET

Vessels, net consist of 15 modern double hull Suezmax crude oil tankers and drydocking charges. Depreciation is calculated based on cost less estimated residual value of $4.0 million and is provided over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.

All figures in USD '000	Vessels	Drydocking	Total
Net Book Value December 31, 2008	686,788	21,066	707,853
Accumulated depreciation December 31, 2008	176,611	9,339	185,950
Depreciation expense 2008	41,063	7,222	48,284

Net Book Value December 31, 2009	807,714	17,735	825,449
Accumulated depreciation December 31, 2009	222,563	15,994	238,557
Depreciation expense 2009	45,953	9,082	55,035

8.	DEPOSIT ON CONTRACT

In November 2007, the Company entered into an agreement to acquire two Suezmax newbuildings which are expected to be delivered in June and September 2010. The Company will take ownership of the vessels upon delivery from the shipyard at which time the title is transferred from the seller. The vessels are being built by a Chinese shipyard. The sellers are subsidiaries of First Olsen Ltd. and the agreed total price at delivery is $90.0 million per vessel, including supervision expenses.

The Company has agreed to furnish to the sellers a loan equivalent to the remaining payment installments under the shipbuilding contract. The loan will be paid in installments on the dates and in amounts corresponding to the payment schedule under the shipbuilding contract. The debt shall accrue interest at a rate equal to the Company's cost of funds at any time. The debt will be repayable on delivery of the vessels.

As of December 31, 2009, the Company has paid a deposit of 10% of the purchase price in the aggregate amount of $18.0 million for both vessels, and furnished to the seller a loan of $25.8 million.

The table below shows total capitalized costs related to the two newbuildings:

All figures in USD '000	2009	2008
Newbuilding - Nordic Galaxy expected delivery 2Q10
Deposit on contract	9,000	9,000
Capitalized interest	225	163
Capitalized cost	153	108
Total Newbuilding – Nordic Galaxy as per December 31,	9,378	9,271
Newbuilding – Nordic Vega expected delivery 3Q10
Deposit on contract	9,000	9,000
Capitalized interest	205	143
Capitalized cost	130	108
Total Newbuilding - Nordic Vega as per December 31,	9,335	9,251
Total as per December 31,	18,713	18,522

Due to the expected delivery of the newbuildings in 2010, items related to these vessels have been classified as current assets and recorded within "Prepaid Expenses and Other Current Assets" in the Balance Sheet.

9.	OTHER NON-CURRENT ASSETS

All figures in USD '000	2009	2008
Working Capital, cooperative arrangements	9,133	-
Financial Charges	1,795	2,448
Other Non-current assets	-	458
Total as per December 31,	10,928	2,906

10.	SHARE-BASED COMPENSATION PLAN

The Company has a share-based compensation plan which is described below. Total compensation cost related to the plan was $0.2 million, $1.1 million and $1.3 million for the years ended December 31, 2009, 2008 and 2007, respectively and was recorded within "General and Administrative expense" in the Statement of Operations. Unrecognized compensation cost related to the plan was $0.1 million (restricted shares) as of December 2009.

2004 Stock Incentive Plan

Outstanding stock option awards under the Company`s 2004 Stock Incentive Plan, were cancelled in 2009.

Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager were eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. The Company believes that such award better align the interests of its employees with those of its shareholders. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the Plan. A total of 330,000 options and 16,700 restricted shares had been issued as of December 31, 2008. New shares were issued upon exercise of stock options. In August 2007, the Board of Directors adopted amendments to the Plan to provide for the issuance of Phantom Stock Units and to give discretion to the Administrator of the Plan with respect to dividends paid on common shares awarded under the Plan. No modifications were made to the terms of the Plan.

Stock option awards were granted with an exercise price equal to the market price of the Company's stock at the date of a public offering in November 2004, with later adjustments for dividends to shareholders exceeding 3% of the initial stock option exercise price. Stock options granted in 2007 had an exercise price equal to the market price of the shares at the grant date, with later adjustments for dividends exceeding 3%. Stock option awards generally vest equally over four years from grant date and have a 10-year contractual term.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model. Stock options to non-employees were measured at each reporting date and fair value was estimated with the same model used for estimating fair value of the options granted to employees. Because the option valuation model incorporated ranges of assumptions for inputs, those ranges were disclosed. Expected volatilities were based on implied volatilities from historical volatility of the Company's stock and other factors. Expected life of the options was estimated to be equal to the vesting period for employees when calculating the fair value of the options. When calculating the fair value of the options issued to non-employees the expected life was equal to the actual life of options. The Company recognized the compensation cost for stock options issued to non-employees over the service period, which was considered to be equal to the vesting period. All options issued were expected to be exercised.

Stock options to employees were measured at fair value at the grant date and the compensation cost was recognized on a straight-line basis over the vesting period.

Stock options to non-employees were treated in accordance with ASC 505-50 and unvested options were measured at fair value at each Balance Sheet date with a final measurement date upon vesting. Fair value measurement of unvested options was considered to be appropriate since the performance commitment for non-employees had not been reached for unvested options. The fair value of the options was used to measure the value of the services provided by the non-employees as it was considered to be more reliable than measuring the fair value of the services received. The compensation cost was recognized using the accelerated method.

The risk-free rate for periods within the contractual life of the stock options was based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end was used for stock options issued to non-employees.

A summary of option activity under the Plan as of December 31, 2009, and changes during the year then ended is presented below:

Options	Options employees	Options non-employees	Weighted-average exercise price
Outstanding at January 1, 2009	240,000	80,000	$24.81
Granted	-	-	-
Exercised	-	-	-
Forfeited or expired	(240,000)	(80,000)	$30.70
Outstanding at December 31, 2009	-	-	-
Exercisable at December 31, 2009	-	-	-

In August 2009 the Company announced that it had cancelled all stock options (400,000) granted under the Plan including the 320,000 options previously granted to its directors (10,000 each, 60,000 in total), to the Chairman and CEO (100,000), to employees of the Company (80,000) and to employees of its Manager (80,000). The stock options were cancelled in exchange for a payment equal to the difference between the strike price of the options and the closing price of $30.70 per share for the Company`s shares on the New York Stock Exchange. The compensation of $7.23 per option resulted in a cash outlay of $2.3 million for the Company, which decreased the Additional Paid in Capital.

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

Following the cancellation described above, there are no more outstanding stock options under the Plan. The total fair value of options vested during the years ended December 31, 2009, 2008 and 2007 approximates the amounts expensed in the periods

Specification of the aggregate compensation cost related to the Plan recognized in the Statements of Operations account is disclosed in Note 5.

There is no material income tax benefit for stock-based compensation due to the Company's tax structure.

Restricted Shares to Employees and Non-Employees

Under the terms of the Plan 16,700 shares of restricted stock awards were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 (the date the awards were approved by the Board) at a grant date fair value of $31.99 per share.

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

The restricted shares vest in four equal amounts in May 2007, May 2008, May 2009 and May 2010. There were 9,700 restricted shares granted to employees and 7,000 restricted shares granted to non-employees in 2006. 2,425 (2008: 2,425) restricted shares granted to employees and 1,750 (2008: 1,750) restricted shares granted to non-employees vested in 2009.

The compensation cost for employees and non-employees is recognized on a straight-line basis over the vesting period. The total compensation cost in 2009 related to restricted shares was $ 0.1 million (2008: $0.1 million). The intrinsic value of restricted shares outstanding and restricted shares vested at December 31, 2009 was $0.5 million and $0.4 million, respectively.

At December 31, 2009, there were 16,700 restricted shares outstanding at a weighted-average grant date fair value of $31.99 for employees and $31.99 for non-employees. As of December 31, 2009, unrecognized compensation cost related to unvested restricted stock aggregated $0.1 million ($0.2 million per December 31, 2008), which will be recognized over a weighted average period of 0.36 years.

Specification of the aggregate compensation cost related to the Plan recognized in the Statements of Operations is disclosed in Note 5.

The tables below summarize the Company's restricted stock awards as of December 31, 2009 and December 31, 2008:

	Restricted shares -Employees	Weighted-average grant-date fair value - Employees	Restricted shares - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2008	7,275	$31.99	5,250	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2008	4,850	$31.99	3,500	$31.99

	Restricted shares -Employees	Weighted-average grant-date fair value - Employees	Restricted shares - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2009	4,850	$31.99	3,500	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2009	2,425	$31.99	1,750	$31.99

11.	LONG-TERM DEBT

The Company has a $500 million revolving credit facility (the "Credit Facility"), with a maturity in 2013.

The Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the term of the facility. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Total commitment fees paid for the year ended December 31, 2009 and December 31, 2008 were $1.0 million and $1.0 million, respectively. The undrawn amount of this facility as of December 31, 2009 and December 31, 2008 was $500.0 million and $485.0 million, respectively.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company's vessels and assignment of earnings and insurance. Under the terms and conditions of the Credit Facility the Company is, among other things, required to maintain certain loan to vessel value ratios, and to maintain a book equity of no less than $150.0 million, and to remain listed on a recognized stock exchange, and to obtain the consent of the lenders prior to creating liens on or disposing of the Company's vessels. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the Credit Facility.

At December 31, 2009, accrued interest and commitment fee was $0.05 million which was paid during the first quarter of 2010.

The Company was in compliance with its loan covenants for the year ended December 31, 2009.

12.	INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing costs related to the Credit Facility. Amounts borrowed under the Credit Facility bear interest equal to LIBOR plus a margin between 0.7% and 1.2%. The financing costs incurred in connection with the refinancing of the previous Credit Facility are deferred and amortized over the term of the Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 31, 2009, 2008 and 2007 was $0.6 million, $0.6 million and $0.5 million, respectively. Total capitalized deferred financing costs were $2.5 million and $3.1 million at December 31, 2009 and 2008, respectively.

13.	DEFERRED REVENUE

Deferred revenue at December 31, 2009 of $0.5 million represents prepaid freight received from one of our customers prior to December 31, 2009 for services to be rendered during January 2010.

14.	ACCRUED LIABILITIES

All figures in USD '000	2009	2008
Accrued Interest	174	85
Accrued Expenses	2,735	2,997
Accrued Commission	-	462
Other Liabilities	-	273
Total as per December 31,	2,909	3,817

15.	EARNING PER SHARE

Basic earnings per share ("EPS") are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

All figures in USD	2009	2008	2007
Numerator:
Net Income	1,012,240	118,844,410	44,205,635
Denominator:
Basic - Weighted Average Common Shares Outstanding	40,449,522	32,739,057	28,252,472
Dilutive Effect of Stock Options *	-	93,797	42,525
Dilutive – Weighted Average Common Shares Outstanding	40,449,522	32,832,854	28,294,997
Income per Common Share:
Basic	0.03	3.63	1.56
Diluted	0.03	3.62	1.56

* In August 2009, the Company announced that it had cancelled all outstanding stock options. Following the cancellation described in Note 10, there are no more outstanding stock options under the Plan.

16.	SHAREHOLDERS' EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

All figures in USD ´000, except number of shares	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance at January 1, 2007	51,200,000	26,914,088	269
Issuance of Common Shares in Follow-on Offering		3,000,000	30
Share-based Compensation		61,224	1
Balance at December 31, 2007	51,200,000	29,975,312	300
Issuance of Common Shares in Follow-on Offering		4,310,000	43
Share-based Compensation		87,959	1
Balance at December 31, 2008	51,200,000	34,373,271	344
Issuance of Common Shares in Follow-on Offering		3,450,000	35
Share-based Compensation		70,408	-
Issuance of Common Shares in Follow-on Offering		4,225,000	42
Share-based Compensation		86,225	1
Balance at December 31, 2009	51,200,000	42,204,904	422

In January 2009, the Company completed an underwritten public offering of 3,450,000 common shares. The net proceeds from the offering were $107.2 million. In May 2009, the Company completed an underwritten public offering of 4,225,000 common shares. The net proceeds from the offering were $129.5 million. The net proceeds from the offerings increased the Company's Share Premium Fund and the proceeds were used to prepare the Company for further expansions and repay borrowings under the Credit Facility.

The total issued and outstanding shares as of December 31, 2009 were 42,204,904 shares of which 305,816 shares were restricted shares issued to the Manager and 4,175 shares were restricted shares issued to employees and non-employees as described in Note 9. The total issued and outstanding shares as of December 31, 2008 were 34,373,271 shares of which 354,575 shares were restricted.

Additional Paid in Capital

Included in Additional Paid in Capital is the Company's Share Premium Fund as defined by Bermuda Law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company. The Share Premium Fund was $0.0 million and $0.0 million as of December 31, 2009 and 2008 respectively.

On June 19, 2009, at the Company's Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $236.7 million. The legal procedures related to this reduction were finalized on August 12, 2009, upon which the amount became eligible for distribution.

17.	COMMITMENTS AND CONTINGENCIES

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

No claims have been filed against the Company for the fiscal year 2009 or 2008. The Company is not a party to any legal proceedings for the year ended December 31, 2009 and December 31, 2008.

At December 31, 2009, the Company had payment obligations totalling $182.6 million in connection with the agreement to acquire two newbuildings entered into in November 2007 and the double-hull Suezmax tanker Nordic Passat agreed to acquire in November 2009. The payments obligations of $182.6 million are due in 2010. Please see Note 8 for further information related to the newbuildings.

18.	SUBSEQUENT EVENTS

In January 2010, the Company completed an underwritten public offering of 4,600,000 common shares which strengthened its equity by $136.8 million before expenses relating to the offering. The underwritten public offering enhances the capacity of the Company to make further accretive acquisitions.

In February 2010, the Company declared a dividend of $0.25 per share in respect of the results for the fourth quarter of 2009 which was paid to shareholders in March 2010.

In March 2010, the double-hull Suezmax tanker Nordic Passat was delivered to the Company.

In March 2010, the Company announced that it has decided to place all its vessels in the Gemini Suezmax cooperation. Frontline Ltd. and Teekay Corporation are among other key members of the Gemini arrangement.

In April 2010, we announced agreements with Samsung Heavy Industries Co., Ltd, to build two Suezmax tankers of 158,000 dwt each to be delivered in the third and fourth quarters of 2011. The purchase prices of the two newbuilding vessels are $64.5/$65.0 million, with about half to be paid on the execution of the contracts and the balance to be paid on delivery.

In May 2010, the Company declared a dividend of $0.60 per share in respect of the results for the first quarter of 2010 which is scheduled to be paid to shareholders in June 2010.

* * * * *

SK 01318 0002 1101767

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKER SHIPPING LIMITED

By:	/s/ Turid M. Sørensen
Name:	Turid M. Sørensen
Title:	Chief Financial Officer

DATED: May 23, 2010