Form 20-F
period 2010-12-31
NORDIC AMERICAN TANKER SHIPPING LTD
filed 2011-04-21
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES
EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, there were 46,898,782 shares outstanding of the Registrant's common stock, $0.01 par value per share.

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Please note in this annual report, "we", "us", "our", and the "Company", all refer to Nordic American Tanker Shipping Limited.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		IV
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
A.	Selected Financial Data	3
B.	Capitalization And Indebtedness	5
C.	Reasons For The Offer And Use Of Proceeds	5
D.	Risk Factors	5
ITEM 4.	INFORMATION ON THE COMPANY	20
A.	History And Development Of The Company	20
B.	Business Overview	21
OUR CHARTERS		22
The International Tanker Market		25
C.	ORGANIZATIONAL STRUCTURE	34
D.	PROPERTY, PLANT AND EQUIPMENT	34
ITEM 4A.	UNRESOLVED STAFF COMMENTS	34
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
A.	Operating Results	34
B.	Liquidity and Capital Resources	37
Our Credit Facility		37
C.	Research and Development, Patents and Licenses, Etc.	39
D.	Trend Information	39
E.	Off Balance Sheet Arrangements	39
F.	TABULAR Disclosure Of Contractual Obligations	39
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A.	Directors And Senior Management	41
B.	Compensation	44
C.	Board Practices	45
D.	Employees	45
E.	Share Ownership	45
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	46
A.	Major Shareholders	46
B.	Related Party Transactions	46
C.	Interests Of Experts And Counsel	47
ITEM 8.	FINANCIAL INFORMATION	47
A.	Consolidated Statements And Other Financial Information	47
B.	Significant Changes	48
ITEM 9.	THE OFFER AND LISTING	48
Share History and Markets		48
ITEM 10.	ADDITIONAL INFORMATION	49
A.	Share Capital	49
B.	Memorandum And Articles Of Association	49
Memorandum of Association and Bye-Laws		49

C.	Material Contracts	51
D.	Exchange Controls	51
E.	Taxation	52
F.	Dividends And Paying Agents	60
G.	Statement By Experts	60
H.	Documents On Display	60
I.	Subsidiary Information	60
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	61
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	61
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	61
ITEM 15.	CONTROLS AND PROCEDURES	61
A.	Disclosure Controls And Procedures.	61
B.	Management’s annual report on internal control over financial reporting.	62
C.	Attestation report of the registered public accounting firm.	62
D.	Changes in internal control over financial reporting.	62
ITEM 16.	RESERVED.	62
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	62
ITEM 16B.	CODE OF ETHICS.	62
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.	62
A.	Audit Fees	62
B.	Audit-Related Fees (1)	63
C.	Tax Fees	63
D.	All Other Fees	63
E.	Audit Committee’s Pre-Approval Policies and Procedures	63
F.	Not applicable.	63
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	63
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.	63
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.	63
ITEM 16G.	CORPORATE GOVERNANCE	63
ITEM 17.	FINANCIAL STATEMENTS	64
ITEM 18.	FINANCIAL STATEMENTS	64
ITEM 19.	EXHIBITS	64

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following historical financial information should be read in conjunction with our audited financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects". The statement of operations data for each of the three years ended December 31, 2010, 2009 and 2008 and selected balance sheet data as of December 31, 2010 and 2009 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 2007 and 2006 and selected balance sheet data for each of the years ended December 31, 2008, 2007 and 2006 are derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED FINANCIAL DATA
All figures in thousands of USD except share data	2010	2009	2008	2007	2006

Voyage revenues	126,416	124,370	228,000	186,986	175,520
Voyage expenses	-	(8,959)	(10,051)	(47,122)	(40,172)
Vessel operating expense – excl. depreciation expense presented below	(47,113)	(43,139)	(35,593)	(32,124)	(21,102)
General and administrative expenses	(15,980)	(14,819)	(12,785)	(12,132)	(12,750)
Depreciation	(62,545)	(55,035)	(48,284)	(42,363)	(29,254)
Net operating income	788	2,418	121,288	53,245	72,242

Interest income	632	614	931	904	1,602
Interest expense	(1,971)	(1,794)	(3,392)	(9,683)	(6,339)
Other financial (expense) income	(248)	(226)	17	(260)	(112)
Total other expenses	(1,587)	(1,406)	(2,443)	(9,039)	(4,849)
Net income (loss)	(809)	1,012	118,844	44,206	67,393

Basic earnings (loss) per share	(0.02)	0.03	3.63	1.56	3.14
Diluted earnings (loss) per share	(0.02)	0.03	3.62	1.56	3.14
Cash dividends declared per share	1.70	2.35	4.89	3.81	5.85
Basic weighted average shares outstanding	46,551,564	40,449,522	32,739,057	28,252,472	21,476,196
Diluted weighted average shares outstanding	46,551,564	40,449,522	32,832,854	28,294,997	21,476,196
Market price per common share as of December 31, 2010	26.02	30.00	33.75	32.82	34.15
Other financial data:
Net cash from operating activities	57,752	63,195	127,900	83,649	106,613
Dividends paid	79,728	95,431	165,886	107,349	122,590

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	17,221	30,496	31,378	13,342	11,729
Total assets	1,083,083	946,578	813,878	804,628	800,180
Total long-term debt	75,000	-	15,000	105,500	173,500
Common stock	469	422	344	300	269
Total shareholders' equity	992,955	934,084	788,586	672,105	611,946

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

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

Industry Specific Risk Factors

If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may decrease.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis, and the recent upward trend in charter rates since the historical lows reached in 2009 may be short lived. A reversal of the recent upward trend may adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters and the charter rates payable in respect of our 16 vessels currently operating in the spot market, or any renewal or replacement charters. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products,

•	supply of oil and oil products,

•	regional availability of refining capacity,

•	regional imbalances in production of demand for oil and oil products,

•	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production,

•	the distance oil and oil products are to be moved by sea,

•	changes in seaborne and other transportation patterns, including changes in the distances over which oil and oil products are transported by sea,

•	weather and acts of God and natural disasters, including hurricanes and typhoons,

•	environmental and other legal and regulatory developments,

•	currency exchange rates,

•	competition from alternative sources of energy and from other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers,

•	the number of tanker newbuilding deliveries,

•	the scrapping rate of older tankers,

•	conversion of tankers to other uses or conversion of other vessels to tankers,

•	the price of steel and vessel equipment;

•	the successful implementation of the phase-out of single-hull tankers,

•	technological advances in tanker design and capacity,

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of tankers,

•	the number of tankers that are out of service, and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. As of the date of this annual report, all of our operating vessels are in the cooperation, Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation are other main members.  We are highly dependent on spot market charter rates. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably. If we are not profitable, we may not be able to meet our obligations, including making payments on any future indebtedness, or paying dividends. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are increasing, we will generally experience delays in realizing the benefits from such increases, or we may be unable to capture increased spot charter rates in the event such increase is short-lived.

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

We currently operate a fleet of 17 vessels and have agreed to acquire two newbuilding vessels, which are expected to be delivered to us in 2011. Of the 17 operating vessels, 16 are employed in the spot market and the seventeenth is in drydock and is expected to be employed in the spot market following completion of drydock scheduled in late April 2011. We are highly dependent on spot market charter rates.

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

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as our vessels will trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

Our vessels are evaluated for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel is complex and requires us to make various estimates, including future freight rates and earnings from the vessel.  All of these items have been historically volatile. We evaluate the recoverable amount as the undiscounted estimated cash flow from the vessels over their remaining useful lives. If the recoverable amount is less than the carrying amount of the vessel and less than the estimated fair market value, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million at the time of its capture. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Recently, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. In addition, these difficulties may adversely affect the financial institutions that provide us with our $500 million revolving credit facility, or the Credit Facility, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations, including our ability to take delivery of our two newbuildings.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

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

Tanker values have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels.  You should expect the market value of our oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, other modes of transportation, applicable governmental regulations and the cost of newbuildings. The current volatility in global financial markets may result in a decrease in tanker values. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under the Credit Facility. Under the Credit Facility, we are required to maintain equity, defined as total assets less total debt, of at least $150.0 million. If we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower price of our common shares.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting.  In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may adversely affect our business and financial condition.  Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and ability to pay dividends.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008, and the continuing response of the international community to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for loses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at government-dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

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

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly,

•	manage relationships with customers and suppliers,

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures,

•	integrate any acquired tankers or businesses successfully with our then-existing operations,

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet,

•	identify additional new markets,

•	improve our operating, financial and accounting systems and controls, and

•	obtain required financing for our existing and new operations.

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

We have contracted to purchase two newbuilding vessels and we expect to purchase additional vessels from time to time.  The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels.  The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.  If the delivery of any vessel is materially delayed or cancelled, our business, financial condition and results of operations could be adversely affected.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 11 years to 25 years depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

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

Under the spot charters of 16 of our 17 operating vessels, we are responsible for vessels operating expenses. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which fuels depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.

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

Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

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

The Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under the Credit Facility or if we are otherwise in default under the Credit Facility,

•	incur additional indebtedness, including the issuance of guarantees,

•	create liens on our assets,

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

•	sell our vessels,

•	merge or consolidate with, or transfer all or substantially all our assets to, another person, or

•	enter into a new line of business.

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

Amounts borrowed under our Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio).  LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times.  These conditions are the result of the recent disruptions in the international credit markets.  Because the interest rates borne by amounts that we drawdown under our Credit Facility fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we drawdown from our Credit Facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charter parties with our customers, newbuilding contracts with an unaffiliated third party and our Credit Facility. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be characterized as U.S. source shipping income and such income is subject to a 4% United States federal income tax, without the benefit of deductions, unless that corporation is entitled to a special tax exemption under the Code which applies to income derived by certain non-United States corporations from the international operations of ships. We believe that we currently qualify for this statutory tax exemption and we have taken, and will continue to take, this position on the Company's United States federal income tax returns. However, there are several risks that could cause us to become subject to tax on our United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances as to our tax-exempt status.

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

We have received a standard assurance from the Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, as amended, that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our common stock, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance's assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would decrease our net income and cash flow.

If the United States Internal Revenue Service were to treat us as a "passive foreign investment company," that could have adverse tax consequences for United States shareholders.

A foreign corporation is treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes, if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of passive income. For purposes of these tests, cash is treated as an asset that produces passive income, and passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute passive income. United States shareholders of a PFIC may be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We believe that we ceased to be a PFIC beginning with the 2005 taxable year. Based on our current and expected future operations, we believe that we are not currently a PFIC, nor do we anticipate that we will become a PFIC for any future taxable year.  As a result, non-corporate United States shareholders should be eligible to treat dividends paid by us in 2006, 2007, 2008, 2009, 2010 and thereafter as "qualified dividend income" which is subject to preferential tax rates (through 2012).

We expect to derive more than 25% of our income each year from our time chartering and voyage chartering activities.  We also expect that more than 50% of the value of our assets will be devoted to our time chartering and voyage chartering activities.  Therefore, since we believe that such income will be treated for relevant United States federal income tax purposes as services income, rather than rental income, we have taken, and will continue to take, the position that such income should not constitute passive income, and that the assets that we own and operate in connection with the production of that income, in particular our vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC in any taxable year.

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

If the IRS or a court of law were to find that we are or have been a PFIC for any taxable year beginning with the 2005 taxable year, our United States shareholders who owned their shares during such year would face adverse United States federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those United States shareholders made or make an election available under the Code (which election could itself have adverse consequences for such United States shareholders), such United States shareholders would be subject to United States federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions (i.e., distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the United States shareholder's holding period for our common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our common shares. In addition, non-corporate United States shareholders would not be eligible to treat dividends paid by us as "qualified dividend income" if we are a PFIC in the taxable year in which such dividends are paid or in the immediately preceding taxable year.

Risks Relating to Our Common Shares

Our common share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse affect on the market price of our common shares and impact a potential sale price if holders of our common shares decide to sell their shares.

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

Nordic American Tanker Shipping Limited, or the Company, was founded on June 12, 1995 under the laws of the Islands of Bermuda and we maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202. We are an international tanker company that owns 17 Suezmax tankers and has agreed to acquire 2 newbuildings. We expect to take delivery of our two newbuildings in September 2011, and in November 2011, respectively. In 2009, we agreed to acquire four Suezmax tankers. Three vessels were delivered to us in 2009 and the fourth was delivered to us in March 2010. We also took delivery of a newbuilding in 2010.

The Company was formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. These three vessels were initially bareboat chartered to BP Shipping Ltd., or BP Shipping, for a period of seven years. BP Shipping re-delivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have bareboat chartered the third of our original three vessels to Gulf Navigation at a fixed rate charterhire for a five-year term that expired in November 2009, subject to two one-year extensions at Gulf Navigation's option. The last one-year option was not exercised, and thus the vessel was re-delivered to the Company in October 2010,  and went directly into drydock for repairs. The drydock period is expected to be completed in late April 2011 after which the vessel will be employed in the spot market.

In November 2007, the Company agreed to acquire two Suezmax newbuildings which were to be built at Bohai Shipyard in China. We acquired these two newbuildings from First Olsen Ltd. for a price at delivery of $90,000,000 per vessel for which we have paid a deposit of $18,000,000 in aggregate. The vessels were expected to be delivered to the Company in June 2010 and September 2010, respectively. In December 2010 we took delivery of the second of the two newbuildings. We did not take delivery of the first newbuilding because the condition of the vessel did not comply with specifications and the contract. See Note 8 to the Company's Audited Financial Statements for more information.

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

In May 2009, the Company announced the acquisition of the vessel, Nordic Grace, at the purchase price of $57.0 million. We took delivery of this vessel in July 2009 and it is currently chartered in the spot market or on spot market-related charters.

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

In April 2010, the Company entered into agreements with Samsung Heavy Industries Co., Ltd. to build two Suezmax tankers of 158,000 dwt each for purchase prices of $64.5 million and $65.0 million, respectively. We expect to take delivery of the two newbuildings in September 2011, and in November 2011, respectively.

B.	BUSINESS OVERVIEW

We are an international tanker company that owns 19 modern double-hull Suezmax tankers, including two newbuilding vessels, averaging approximately 156,000 dwt each. We currently operate 16 of our 17 existing vessels in spot market cooperations with other vessels that are not owned by us.  In April 2010, we entered into agreements with Samsung Heavy Industries Co., Ltd, to build two Suezmax tankers of 158,000 dwt each for purchase prices of $64.5 million and $65.0 million, respectively. We paid deposits totalling $71.2 million when we signed the contracts and the balances are due on delivery, which is scheduled in September 2011 and November 2011, respectively.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

OUR FLEET

Our fleet consists of 19 modern double-hull Suezmax tankers of which two are newbuildings. The following table provides information regarding the status of each vessel.

Vessel	Yard	Built	Dwt (1)	Flag	Delivered to NAT	Employment

Nordic Hawk	Samsung	1997	151,475	Bahamas	October 1997	Spot
Nordic Hunter	Samsung	1997	151,400	Bahamas	December 1997	Spot
Nordic Freedom	Daewoo	2005	163,455	Bahamas	March 2005	Spot
Nordic Voyager	Dalian New	1997	149,591	Norway	November 1997	Spot
Nordic Fighter	Hyundai	1998	153,328	Norway	March 2005	Spot
Nordic Discovery	Hyundai	1998	153,328	Norway	August 2005	Spot
Nordic Sprite	Samsung	1999	147,188	Norway	February 2009	Spot
Nordic Grace	Hyundai	2002	149,921	Norway	July 2009	Spot
Nordic Harrier	Samsung	1997	151,475	Marshall Islands	August 1997	Spot (from April 2011)
Nordic Saturn	Daewoo	1998	157,332	Marshall Islands	November 2005	Spot
Nordic Jupiter	Daewoo	1998	157,411	Marshall Islands	April 2006	Spot
Nordic Apollo	Samsung	2003	159,999	Marshall Islands	November 2006	Spot
Nordic Cosmos	Samsung	2003	159,998	Marshall Islands	December 2006	Spot
Nordic Moon	Samsung	2002	159,999	Marshall Islands	November 2006	Spot
Nordic Mistral	Hyundai	2002	164,236	Marshall Islands	November 2009	Spot
Nordic Passat	Hyundai	2002	164,274	Marshall Islands	March 2010	Spot
Nordic Vega	Bohai	2010	163,000	Bahamas	December 2010	Spot
Nordic Breeze	Samsung	2011	158,000		Exp. September 2011	Spot (from September 2011)
Nordic Zenith	Samsung	2011	158,000		Exp. November 2011	Spot (from November 2011)

(1)	Deadweight tons.

OUR CHARTERS

It is our policy to operate our vessels in the spot market, on time charters or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate sixteen of our seventeen existing vessels in the spot market although we may consider charters at fixed rates depending on market conditions. Our seventeenth vessel is in drydock for repairs. The drydock period is expected to be completed in late April 2011 after which the vessel will be employed in the spot market pursuant to cooperative arrangements.

Cooperative Arrangements

In March 2010 the Company announced that it decided to place all its vessels in a spot market cooperation with Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation, together with us are main owners of the participating vessels. The consolidation of the commercial operations was effective from July 1, 2010. Prior to this and through June 30, 2010, Frontline Ltd. (NYSE:FRO) and the private Stena Group of Sweden provided commercial management services for all the Company`s vessels trading in the spot market.

We currently operate sixteen of our seventeen existing vessels in a spot market cooperation with other vessels that are not owned by us. These arrangements are managed and operated by Gemini Tankers LLC. Gemini Tankers LLC has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The owners of the participating vessels remain responsible for all other costs including the financing, insurance, crewing and technical management of their vessels. The earnings of all of the vessels are aggregated and divided by the actual earning days each vessel was available during the period. The vessels are operated in the spot market under our supervision.

Spot Charters

Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers on fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs. The charterer is responsible for any delay exceeding an agreed time period at the loading or discharging ports.

Bareboat Charters

During the year ended December 31, 2010, two of our vessels were employed on bareboat charters that expired in June 2010, and October 2010, respectively.

The Nordic Harrier (former Gulf Scandic) was under a bareboat charter to Gulf Navigation, for a five- year term which terminated in the fourth quarter of 2009, but was subject to two one-year extensions at Gulf Navigation's option. The last one-year option was not exercised, thus the vessel was re-delivered to the Company in October 2010 and went directly into drydock for repairs. The drydock period is expected to be completed in late April 2011. Under the terms of this bareboat charter, Gulf Navigation was obligated to pay a fixed charterhire of $17,325 per day for the entire charter period.

The Nordic Passat was under a bareboat charter to the previous owner, concurrent with the delivery of the vessel, and for a period of 60 days up to 80 days at the charterer's option. Under the terms of this bareboat charter, the Charterer is obligated to pay a fixed charterhire of $13,300 per day, subject to additional hire based on current market rates during the charter period. The vessel was re-delivered to the Company in June 2010.

During the charter period, Charterers are responsible for operating and maintaining the vessel and are responsible for covering all operating costs and expenses with respect to the vessel.

Management Agreement

Scandic American Shipping Ltd is the Manager of the Company. Under the Management Agreement the Manager has the daily commercial and operational responsibility for our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established and directed by the Board of Directors. All decisions of a material nature concerning our business are reserved to the Board of Directors. The Management Agreement shall terminate on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement shall always be ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

For its services under the Management Agreement, the Manager is reimbursed for all of its costs incurred plus a management fee of $350,000 per annum for the total fleet. The management fee was increased from $265,000 per annum for the total fleet from July 1, 2009, to $350,000 per annum with effect from July 1, 2010. In order to align the Manager`s interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common share. Any time additional common shares are issued, the Manager will receive restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. In connection with nine follow-on offerings, we have issued a total of 937,976 restricted shares to our Manager pursuant to the Management Agreement. These restricted shares are primarily non-transferable for three years from the date of issuance, except for a total of 149,183 restricted shares that are non-transferable for six years from the date of issuance.

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

Commercial and Technical Management Agreements

The Company has outsourced the commercial and technical management of its vessels to third party companies operating under the supervision of the Manager.

In March 2010 the Company announced that it decided to place all its vessels in cooperation with Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation, together with us are main owners of the participating vessels. The consolidation of the commercial operations was effective from July 1, 2010. The firm Frontline Ltd. (NYSE:FRO) and the private Stena Group of Sweden provided commercial management services for all the Company`s vessels trading in the spot market until June 30, 2010. The commercial management services duties include seeking and negotiating charters for these vessels.

The ship management firm of V.Ships Norway AS or V.Ships provides the technical management for 13 of the Company's 17 existing vessels. The ship management firm of Colombia Shipmanagement Ltd, Cyprus provides the technical management for 3 of the Company's 17 vessels. The ship management firm DSD Shipping AS provides the technical management for 1 of the Company's 17 vessels.

The compensation under the commercial and technical management agreements is in accordance with industry standards.

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

The current international financial crisis is affecting the international tanker market. It is expected that the global fleet will increase during 2011 and 2012 because of the present order book. However, some shipping companies are now facing challenges in financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. The current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders, and there have been reports of cancellations of tanker newbuildings from certain yards. Shipping companies with high debt or other financial commitments may be unable to continue servicing their debt, which could lead to foreclosure on vessels.

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

THE 2010 TANKER MARKET (Source: Fearnleys)

The tanker market experienced great variations throughout 2010, but on average earnings fell from 2009.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity and the types of cargoes carried.  A tanker's carrying capacity is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the VLCC, whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of about $26,500 per day, or close to 10% lower than in 2009. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $24,600 per day, up from $23,100 the year before. These earnings are based on TD5 as reported by the Baltic Exchange. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were about $15,500 per day compared with $10,000 per day in 2009. Generally speaking, 2010 was a quite weak year in tanker shipping. VLCC earnings were far below required levels. Aframax earnings, despite increasing strongly from 2009, were equally poor. Suezmax earnings were, despite the fall, much more in line with asset values.

Seaborne crude oil trade, measured in tonne-miles, increased about 3% in 2010. Measured by volume, the increase was about 2.5%. The marginally higher growth rate in tonne-miles reflects changes in trading patterns and average distances increased slightly from 2009. The modest increase was below expectations for stronger growth. Crude oil imports to the US increased approximately 1.7%, but transportation work increased only 0.6%, resulting from the fact that US importers focused on sourcing crude oil from areas closer to the country. Thus, the strong decline in 2009 was only slightly reversed in 2010. Demand in China continued to increase and at the end of 2010 the transportation work generated by Chinese crude oil imports was about 85% of tanker demand generated by US imports. In comparison, the ratio was about 60% at the end of 2008.

In mid 2010 the tanker freight market declined markedly. Part of the explanation for this downturn was that tankers used for temporary storage through 2009 and into 2010 were reactivated. This resulted in a strong supply of available tonnage over a relatively short period. In combination with high deliveries of newbuildings, the freight market remained low during the second half of 2010.

2010 was the final year for trading single hull tankers. It was expected that all such tankers would cease trading oil, however, some single hull tankers continue trading. Currently, the world fleet contains 39 single hull VLCCs and 11 single hull Suezmax tankers employed in crude oil transportation.

In 2010 a total of 55 VLCCs and 37 Suezmax tankers were delivered from yards. The Suezmax fleet expanded by 6.5% and the VLCC fleet by 7.2% (both measured by deadweight tonnage). In total, net tanker fleet growth was 6.2%. Compared to 2009, 2010 global oil demand increased 2.9 million barrels per day, or mb/d,, or 3.4%, to 87.9 mb/d. OPEC crude oil production increased 0.5 mb/d, or 1.7%, to 29.2 mb/d. OPEC Natural Gas Liquids, or NGL, increased by 0.5 mb/d to 5.3 mb/d.

The sale and purchase market for tankers, measured by the number of transactions, increased significantly in 2010. A total of about 269 transactions were concluded.  Prices, at least for modern vessels, rose during the year.

According to the International Energy Agency, or IEA, March 2011 report, global demand is estimated to increase 1.6% in 2011. We expect a moderate growth in demand this year, but due to changes in trading pattern, tonne-mile growth may be significantly higher than volume growth. The continuing decline in North Sea output and the unrest in North Africa have, at least temporarily, reduced demand for short-haul crude oil transportation. The loss of crude oil output in the North Sea, assuming relatively stable European demand, is expected to result in more long-haul supplies of oil which is expected to subsequently, have a very positive impact on tanker tonne-miles.

Brazilian oil production is increasing rapidly and there are increased exports to East Asia. These developments are expected to have a negative impact on Aframax tankers whereas the effects for Suezmax and VLCC crude tankers, is expected to be positive, due to the advantages this kind of tonnage represents with regards to economics of scale. Recent forecasts for Brazilian oil production indicate more than a doubling of output by the end of 2013 and we expect the majority of this growth to be exported.

The Tanker Market 2011

The tanker rates during the first quarter of 2011 have been volatile. Despite a depressed market in the first half of the quarter, the market improved significantly during the second half of the quarter, something that coincided with the "Jasmine Revolution" in North-Africa. The market lost its momentum towards the end of first quarter, which caused freight rates to soften. The current freight environment in the beginning of second quarter may be characterized as weak, however freight rates are subject to volatility. The Company does not predict future spot rates.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards.  We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted several international conventions including the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, ballast water management, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which entered into force in July 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The Marine Environment Protection Committee, or MEPC, of the IMO has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The BWM Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

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

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessel. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal survey. After a vessel reaches 15 years of age, the vessel must to be drydocked for the intermediate surveys. Intermediate surveys may also be carried out during a window with slightly more flexibility than for below class renewal survey.

Class Renewal Surveys: Class renewal surveys, also known as special periodical surveys ("SPS"), are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the class renewal survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear, i.e. steel thickness measured below class requirement. When steel thickness is measured below class requirement and pending location and level of steel waste, class certificates will reflect such measurements through class condition or memo to the Company, and such conditions will limit vessel tradability until rectified.  In lieu of the class renewal surveys every five years, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as ''in class'' by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being ''in class'' by Lloyd's Register of Shipping, American Bureau of Shipping,  Det norske Veritas and Germanischer Lloyd. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts.

Risk of Loss and Liability Insurance

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, labor strikes and piracy attack. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, any specific claim may not be paid, and we may not always be able to obtain adequate insurance coverage at reasonable rates.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. In March 2010 we announced that it was decided to place all our vessels in cooperation with Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation, together with us are main owners of the participating vessels. The consolidation of the commercial operations was effective from July 1st 2010. Under the supervision of the Manager, the firm Frontline Ltd. (NYSE:FRO) and the private Stena Group of Sweden provided commercial management services for all the spot vessels until June 30th 2010.

We currently operate sixteen of our seventeen existing vessels in spot market cooperations with other vessels that are not owned by us. These arrangements are managed and operated by Gemini Tankers LLC. The administrators have the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels.From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

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

Prior to September 30, 1997, the Company was a wholly owned subsidiary of Ugland Nordic Shipping ASA, or UNS, a Norwegian shipping company whose shares were listed on the Oslo Stock Exchange.  On September 30, 1997, 11,731,613 warrants for the purchase of the Company's common shares, which had been sold to the public in 1995, were exercised.  Until May 30, 2003, UNS acted as the Manager, and provided managerial, administrative and advisory services to the Company pursuant to the Management Agreement.  Since May 30, 2003, Scandic American Shipping Ltd. has acted as the Company's Manager, and provides such services pursuant to the Management Agreement.  The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company.  In June 2010, the Board of Directors approved an amendment to the Management Agreement and we anticipate an executed amendment in 2011.  See Item 4—Information on the Company — Business Overview —The Management Agreement.

D.	PROPERTY, PLANT AND EQUIPMENT

See Items 4 – Information on the Company – Business Overview – Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the Credit Facility.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this annual report.

A.	OPERATING RESULTS

We present our statement of operations using voyage revenues and voyage expenses. During the year ended December 31, 2010, two of our vessels were employed on bareboat charters that expired in June 2010, and October 2010, respectively, and the rest of our fleet was operated in the spot market. Under a bareboat charter the charterer pays substantially all of the vessel voyage expenses. Under a spot charter, the vessel owner pays all vessel voyage expenses. Vessel voyage expenses consist primarily of fuel, port charges and commissions.

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

All amounts in thousands of USD	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Voyage Revenue	126,416	124,370	228,000
Voyage Expenses	-	(8,959)	(10,051)
Net Voyage Revenues	126,416	115,411	217,950
Vessel Operating Expenses	(47,113)	(43,139)	(35,593)
General and Administrative Expenses	(15,980)	(14,819)	(12,785)
Depreciation Expense	(62,545)	(55,035)	(48,284)
Net Operating Income	778	2,418	121,288
Interest Income	632	614	931
Interest Expense	(1,971)	(1,794)	(3,392)
Other Financial Income (Expense)	(248)	(226)	17
Net Income	(809)	1,012	118,844
Revenue days (1)	5,631	4,788	4,224

(1)           As of December 31, 2010, revenue days consisted of 395 days related to the two vessels employed on bareboat charters, and 5,236 days related to vessels employed in the spot market. The Nordic Harrier (former Gulf Scandic) was redelivered to the Company October 20th, 2010 and went directly into drydock for repairs. The vessel is expected to commence operations in April 2011.  Revenue days for the year ended December 31, 2009 consist of 365 days related to one vessel employed on bareboat charter and 4,423 days related to vessels employed in the spot market.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Voyage revenues increased by 1.6% from $124.4 million for the year ended December 31, 2009 to $126.4 million for the year ended December 31, 2010. Voyage expenses decreased by 100% to $0.0 million in 2010 from $9.0 million in 2009. The increase in net voyage revenues was primarily the result of an increase in revenue days due to expansion of the fleet by one vessel in 2010 and vessels delivered in 2009 in operation the whole year 2010, offset by a decrease in the spot market rates for the period. The average spot market rate for our fleet during 2010 was $22,800 per day compared to $24,600 during 2009.

Vessel operating expenses were $47.1 million for the year ended December 31, 2010 compared to $43.1 million for the year ended December 31, 2009, an increase of 9.2%. The increase in vessel operating expenses was primarily the result of an increase in operating days due to expansion of the fleet by one vessel in 2010 and vessels delivered in 2009 in operation the whole year 2010, offset by a decrease in the average operating expenses to approximately $8,800 per day per vessel during 2010 from approximately $9,500 per day per vessel during 2009. The decrease in average operating expenses during 2010 is a result of our high focus on keeping our vessel operating costs low, with particular focus on cost synergies of operating a homogenous fleet.

General and administrative expenses were $16.0 million for the year ended December 31, 2010 compared to $14.8 million for the year ended December 31, 2009, an increase of 7.8%. The increase of general and administrative expenses is a result of an increase in employees by the Manager, a one-time bonus of $0.9 million spread across all employees of the Company, and the Manager, including a total of $0.1 million to non-executive members of the Board, and a one-time charge of $1.5 million related to direct costs of the newbuilding Nordic Galaxy we did not take delivery of in August 2010. The general and administrative expenses in 2010 include a non-cash charge related to stock-based compensation to our Manager, Scandic American Shipping Ltd., or the Manager, of $2.8 million related to one follow-on offering in 2010, and costs of $2.5 million related to the deferred compensation plan for the Company`s Chief Executive Officer and Chief Financial Officer. The general and administration expenses in 2009 include a non-cash charge related to stock-based compensation to our Manager, Scandic American Shipping Ltd., or the Manager, of $5.4 million related to two follow-on offerings in 2009, and costs of $1.6 million related to the deferred compensation plan for the Company's Chief Executive Officer and $0.2 million related to the outstanding stock options awards under the 2004 Stock Incentive Plan which were cancelled in August 2009. The outstanding stock options awards under the 2004 Stock Incentive Plan were cancelled in exchange for a payment equal to the difference between the strike price of the options and the closing price per share for the Company's shares on the New York Stock Exchange. The compensation resulted in a cash outlay of $2.3 million for the Company. For further details of the management agreement and administrative expenses we refer you to the section "The Management Agreement" on page 7 and Note 5 of our audited financial statements included herein.

Depreciation expense was $62.5 million for the year ended December 31, 2010 compared to $55.0 million for the year ended December 31, 2009, an increase of 13.6%. The increase in depreciation expenses is primarily the result of expansion of the fleet by one vessel in 2010 and depreciation for a whole year for the vessels delivered in 2009.

The foregoing resulted in net operating income of be $0.8 million for the year ended December 31, 2010 compared to $2.4 million for the year ended December 31, 2009, a decrease of 67.8%.

Interest income was $0.6 million for the year ended December 31, 2010 and for the year ended December 31, 2009. Interest income was derived from the excess cash held in interim periods from the proceeds of the follow-on offerings and the timing of subsequent repayment of debt during the year.

Interest expense was $1.9 million for the year ended December 31, 2010 compared to $1.8 million for the year ended December 31, 2009. The increase in interest expenses is primarily the result of the drawdown made in June 2010 of $200 million, offset by a lower interest rate on the Credit Facility during 2010 compared to 2009.

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

General and administrative expenses were $14.8 million for the year ended December 31, 2009 compared to $12.8 million for the year ended December 31, 2008, an increase of 15.9%. The general and administrative expenses in 2009 include a non-cash charge related to stock-based compensation to our manager, Scandic American Shipping Ltd., or the Manager, of $5.4 million related to two follow-on offerings in 2009, and costs of $1.6 million related to the deferred compensation plan for the Company's CEO and $0.2 million related to the outstanding stock options awards under the 2004 Stock Incentive Plan which were cancelled in August 2009. The outstanding stock options awards under the 2004 Stock Incentive Plan were cancelled in exchange for a payment equal to the difference between the strike price of the options and the closing price per share for the Company's shares on the New York Stock Exchange. The compensation resulted in a cash outlay of $2.3 million for the Company. For further details of the management agreement and administrative expenses we refer you to the section "The Management Agreement" on page 7 and Note 5 of our audited financial statements included herein. The general and administrative expenses in 2008 included a non-cash charge of $3.6 million of stock-based compensation to our Manager, related to one follow-on offering concluded in that year, costs of $1.4 million related to the deferred compensation plan for the Company's CEO and $1.2 million related to under the 2004 Stock Incentive Plan.

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

The Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lenders and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Borrowings under the Credit facility are secured by first priority mortgage over the Company's vessels and assignment of earning and insurance.

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

The Credit Facility provides that we may not pay dividends if following such payment we would not be in compliance with certain financial covenants or there is a default under the Credit Facility.  The undrawn amount of this facility as of December 31, 2010 and December 31, 2009 was $425.0 million and $500.0 million, respectively.  The Company was in compliance with its loan covenants for the year ended December 31, 2010 and December 31, 2009, respectively.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Cash flows provided by operating activities decreased by 8.5% to $57.8 million for the year ended December 31, 2010 from $63.2 million for the year ended December 31, 2009. The decrease in cash flows provided by operating activities is primarily due to lower spot market rates and an increase of vessel operating expenses due to the expansion of the fleet in 2010, please see Item 5.A – "Operating Results".

Cash flows used in investing activities increased to $202.8 million for the year ended December 31, 2010 compared to $190.3 million for the year ended December 31, 2009. The cash flows used in investing activities for the year ended December 31, 2010 are primarily a result of expansion of our fleet by two vessels delivered to us in 2010, loan to sellers of $8.4 million related to the newbuilding Nordic Galaxy that we did not take delivery of, and to advances related to the two newbuildings that is expected to be delivered to us in September 2011 and in November 2011. The cash flow used in investing activities during 2009 is primarily a result of expansion of our fleet by three vessels delivered to us in 2009, and loan to the sellers related to the two newbuildings which were expected to be delivered to us in 2010.

Cash flows provided by financing activities increased to $131.8 million for the year ended December 31, 2010 compared to cash flow provided by financing activities of $126.3 million for the year ended December 31, 2009. The financing activities for the year ended December 31, 2010 represent (i) proceeds from the follow-on offering of $136.5 million, (ii) net proceeds from use of the Credit Facility of $75.0 million and (iii) dividends paid of $79.7 million.  The financing activities for the year ended December 31, 2009 represent (i) proceeds from the follow-on offerings of $236.7 million, (ii) net repayment of debt under the Credit Facility of $15.0 million and (iii) dividends paid of $95.4 million.

The Company, in January 2010, completed an underwritten public offering of 4,600,000 common shares. The net proceeds from the offering were $136.5 million. The net proceeds from the offering increased the Company's Share Premium Fund and the proceeds were used to prepare the Company for further expansion and repay of borrowings under the Credit Facility

The Company believes that its borrowing capacity under the Credit Facility, together with its working capital, are sufficient to fund its ongoing operations and commitments for capital expenditures. For further information on capital commitments and expenditures please see Item 5.F. "Tabular Disclosure of Contractual Obligations".

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

The Company believes that its borrowing capacity under the Credit Facility, together with its working capital, are sufficient to fund its ongoing operations and commitments for capital expenditures. For further information on capital commitments and expenditures please see Item 5.F.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company – Business Overview – The 2010 Tanker Market.

E.	OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2010 significant contractual obligations consisted of our obligations as borrower under our Credit Facility and our obligations under the Management Agreement with Scandic American Shipping Ltd.

The following table sets out long-term financial and other commercial obligations outstanding as of December 31, 2010 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	75,000	-	75,000	-	-
Interest Payments (2)	10,509	2,608	7,901	-	-
Commitment Fees (3)	2,238	905	1,333	-	-
Newbuildings deliveries(4)	58,100	58,100	-	-	-
Management Fees (5)	3,500	350	700	700	1,750
Total	149,347	61,963	84,934	700	1,750

Notes:
(1)	Refers to our obligation to repay indebtedness outstanding as of December 31, 2010
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2010.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2010
(4)	Refers to payment obligations in connection with the agreement to acquire two newbuildings entered into in April 2010
(5)	Refers to the management fees payable to Scandic American Shipping Ltd. under the Management Agreement with the Manager.

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

RECENT ACCOUNTING PRONOUNCEMENTS

Please see note 1 to the audited consolidated financial statements for the year ended December 31, 2010.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management of the Company and the Manager

Pursuant to the Management Agreement with Scandic American Shipping Ltd., or the Manager, the Manager provides management, administrative and advisory services to us. The Manager is owned by a company controlled by Herbjørn Hansson, our Chairman and Chief Executive Officer and his family. The Manager may engage in business activities other than with respect to the Company.

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

The Company

Name	Age	Position
Herbjørn Hansson	63	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	55	Vice Chairman, Director and Audit Committee Chairman
Turid M. Sørensen	50	Chief Financial Officer
Jan Erik Langangen	61	Executive Vice President – Business Development and Legal and Director
Rolf Amundsen	66	Chief Investor Relations Officer
Hon. Sir David Gibbons	83	Director and Audit Committee Member
Paul J. Hopkins	63	Director
Richard H. K. Vietor	65	Director
Jim Kelly	57	Director

The Manager

Name	Age	Position
Herbjørn Hansson	63	Chairman and Chief Executive Officer
Frithjof Bettum	49	Senior Vice President Technical Operations
Janne O. Foyn	40	Financial Manager
Per Christian Jæger	34	Vice President Commercial Operations

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

Andreas Ove Ugland has been a director of the Company since 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is Chairman of our Audit Committee.

Turid M. Sørensen was appointed Chief Financial Officer by the Board of Directors on February 6, 2006. Ms. Sørensen has a bachelor degree in Business Administration from the Norwegian School of Management and a M.B.A. in Management Control from the Norwegian School of Economics and Business Administration. She has 27 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer in February 2006, she served as our Treasurer and Controller.

Jan Erik Langangen has been a director of the Company since June 2010. Mr. Langangen has been the Executive Vice President, Business Development and Legal, of the Manager since November 2004 until September 2010. From October 2010 Mr. Langangen is employed by the Company. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Scandinavia. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001, being appointed by the Norwegian Prime Minister. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesæth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo

Rolf Amundsen was appointed Chief Investor Relations Officer and Advisor to the Chairman by the Board of Directors on February 6, 2006. He previously served as our Chief Financial Officer from June 2004 until he assumed his current position. Mr. Amundsen has an M.B.A. in economics and business administration, and his entire career has been in international banking. Previously, Mr. Amundsen has served as the president of the financial analysts' society in Norway. Mr. Amundsen served as the chief executive officer of a Nordic investment bank for many years, where he established a large operation for the syndication of international shipping investments.

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

Jim Kelly has been a director of the Company since June 2010. Mr Kelly has worked for Time Inc., the world's largest magazine publisher since 1978. He served as foreign editor during the fall of the Soviet Union and the first Gulf War, and was named deputy managing editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMY for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.

Frithjof Bettum was appointed Senior Vice President—Technical Operations & Chartering of the Manager on October 1, 2005. Mr. Bettum has a Mechanical Engineering degree from Vestfold University College. Mr. Bettum has 23 years of experience in the shipping and the offshore business. From 1984 to 1992, Mr. Bettum was employed by Allum Engineering AS in Sandefjord, Norway where he served as project manager. At Allum Engineering AS Mr. Bettum worked on projects in the areas of engineering, the new building and conversion management of shuttle tankers, Floating Production, Storage and Offloading (FPSO), semi-submersible drilling units and the shore based manufacturer industry. From 1993 to 2001, Mr. Bettum was employed by Nordic American Shipping AS (which later became Ugland Nordic Shipping ASA) where he served as Vice President—Offshore. In 2004, Mr. Bettum joined Teekay Norway AS as Vice President Offshore where he was responsible for business development, the daily operations of the company and the conversion of shuttle tankers and offshore units.

Janne O. Foyn was appointed Financial Manager of the Manager on May 1, 2006. Ms. Foyn has a Registered Auditor degree from Bodø University College and Vestfold University College. Ms. Foyn has 13 years of experience in the shipping industry. During the period 1995 to 2001, she was employed by Deloitte & Touche Statsautoriserte Revisorer AS in Tønsberg, Norway where she served as an auditor. In the period from 2001 to 2005, she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Accounting Manager. From 2005 until her appointment as Financial Manager in May 2006, she worked as an auditor for Inter Revisjon AS in Tønsberg, Norway.

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

Andrew W. March served as a director of the Company from June 2005 to June 2010, following his decision not to run for re-election at the 2010 annual meeting of shareholders. Mr. March also currently serves in a management position with Vitol S.A., an international oil trader, involved in supply, logistics and transport. From 1978 to 2004, Mr. March served in various positions with subsidiaries of BP p.l.c., an international oil major company. Most recently, from January 2001 to 2004, Mr. March was Commercial Director of BP Shipping Ltd., where he was responsible for all aspects of the business, including long -term strategy. From 1986 until 2000, Mr. March was employed in various positions with BP Trading, serving as Global Product Trading Manager from 1999. Mr. March received his MBA from Liverpool University.

Torbjørn Gladsø served as a director of the Company from October 2003 to June 2010, following his decision not to run for re-election at the 2010 annual meeting of shareholders. Mr. Gladsø is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange. Mr. Gladsø was Chairman of our Audit Committee.

B.	COMPENSATION

2011 Equity Incentive Plan

In February 2011, the Board of Directors adopted new equity incentive plan, which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares are reserved for issuance and, of which, 326,000 have been allocated among 23 persons employed in the management of the Company, including the Manager and the members of the Board. The vesting period is 4 year "cliff vesting", that is, none of these shares may be sold during the first four years after grant and the shares are forfeited if the grantee leaves the Company before that time. Under the term of he Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards. A copy of the 2011 Equity Incentive Plan is filed as Exhibit 4.12 to this annual report on Form 20-F.

Compensation of Directors

The six non-employee directors received, in the aggregate, approximately $450,000 in cash fees and an aggregate of $60,000 in bonuses for their services as directors for the year ended December 31, 2010. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $7,500 in 2010. The additional cash compensation to the Vice Chairman of the Board was increased from $5,000 to $10,000 per annum effectively from July 1st 2010. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $6,000 per year. We do not pay director fees to employee directors. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as member of our Board of Directors.

2004 Stock Incentive Plan

The Company`s 2004 Stock Incentive Plan, or (the "Plan"), was terminated in 2011 and the outstanding stock option awards, were cancelled in 2009. In 2011, a new Equity Incentive Plan was established involving maximum 400,000 restricted shares. Please see Note 19 to the audited financial statements included herein for further information about the new Equity Incentive Plan.

Under the terms of the 2004 Stock Incentive Plan, the directors, officers and certain key employees of the Company and the Manager were eligible to receive awards which included incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. A total of 400,000 common shares were reserved for issuance upon exercise of options, as restricted share grants or otherwise under the 2004 Stock Incentive Plan. Included under the 2004 Stock Incentive Plan were options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. Following the cancellation of the outstanding stock option awards, the Company has no outstanding stock options under the 2004 Stock Incentive Plan. Please see Note 10 to the audited financial statements included herein for further information about the Plan.

Executive Pension Plan

The Chairman, President and the Chief Executive Officer and Chief Financial Officer have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 6 to the audited financial statements included herein for further information about the agreements.

Employment Agreements

We have an employment agreement with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer, Rolf I. Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman and from June 30th 2010, Mr Jan Erik Langangen, our Executive Vice President, Business Development & Legal. Mr. Hansson does not receive any additional compensation for his services as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2010 was approximately $2.9 million of which $0.6 million relates to one-time bonus. The aggregate compensation of our executive officers is expected to be approximately $2.4 million during 2011. Under certain circumstances, the employment agreement may be terminated by us or Mr. Hansson upon six months' written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months' written notice to the other party. The employment agreement with Mr. Amundsen and Mr. Langangen may be terminated by us or Mr. Amundsen or Mr Langangen upon three months' written notice to the other party.

C.	BOARD PRACTICES

The members of the Company's Board of Directors serve until the next annual general meeting following his or her election to the board.  The members of the current Board of Directors were elected at the annual general meeting held in 2010.  The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr.Gibbons.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee receive additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to the Company's Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Company's Board of Directors the independent auditors to be selected to audit the financial statements of the Company; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies, see Item 16G – Corporate Governance.

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D.	EMPLOYEES

As at December 31, 2010, the Company had two full-time employees and two part-time employees.

The Manager, under the Management Agreement, assumes the commercial and operational responsibility of our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established by the Board of Directors.

E.	SHARE OWNERSHIP

The following table sets forth information regarding the share ownership of the Company as of April 20, 2011 by its directors and officers.  All of the shareholders are entitled to one vote for each share of common stock held.

Title	Identity of Person	No. of Shares	Percent of Class

Common	Herbjørn Hansson(1)	788,976	1.68%
	Hon. Sir David Gibbons		*
	Thorbjørn Gladsø		*
	Andrew W. March		*
	Paul J. Hopkins		*
	Andreas Ove Ugland		*
	Turid M. Sørensen		*
	Rolf Amundsen		*
	Richard Vietor		*

(1) Includes 788,976 shares held by the Manager. The Manager is owned by a company controlled by Herbjørn Hansson, our Chairman and Chief Executive Officer and his family.

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

Mr. Jan Erik Langangen, the Company's Executive Vice President, Business Development & Legal, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides services to the Company. The Company recognized $0.1 million, $0.1 million and $0.1 million in costs for the years ended December 31, 2010, 2009 and 2008, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statement of Operations. There were no related amounts included within "Accounts Payable" at December 31, 2010 and December 31, 2009, respectively.

Mr. Rolf Amundsen, the Company`s Investor Relations Officer and Advisor to the Chairman, is a partner of Amundsen & Partner AS, a firm which provides services to the Company. The Company recognized $0.1 million, $0.1 million and $0.04 million in costs for the years ended December 31, 2010 and 2009 and 2008, respectively, for the services provided by Amundsen & Partners AS. These costs are included in "General and Administrative Expenses" within the Statement of Operations. There were no related amounts included within "Accounts Payable" at December 31, 2010 and December 31, 2009, respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

In November 2007, the Company entered into an agreement with subsidiaries of First Olsen Ltd, to acquire two Suezmax newbuildings which were expected to be delivered in June 2010 and September 2010. The agreed total price at delivery was $90.0 million per vessel, including supervision expenses.  The Company furnished to the sellers a loan equivalent to the payment installments under the shipbuilding contract. The loan to sellers accrued interest at a rate equal to the Company's cost of funds, and the loan was to be repaid on delivery of the vessels.

The Company did not take delivery of the first newbuilding Nordic Galaxy in August 2010 as it was not in a deliverable condition. The seller does not agree with the Company and the parties have agreed to seek a legal solution through an arbitration process expected to take place in September 2011. If the Company should lose the Nordic Galaxy arbitration on all claims, the claims in total of the seller is $26.8 million. The Company has debited the profit & loss account by a one-time charge of $1.5 million related to direct costs of this newbuilding in 2010. The Company will claim this amount from the seller of the vessel as one component in the arbitration process.

The parent company (First Olsen Ltd) of the seller has not repaid an amount, under an on demand guarantee that the parent company of the seller has provided in favour of the Company. The guarantee covers the loan the Company has extended to the seller. This amount of $26.8 million is included in prepaid expenses and other current assets, pending the outcome of the arbitration. The Company is entitled to 9% interest of the outstanding amount pending the outcome of the arbitration. The interest income of the outstanding amount has not been recognized in the financial statements for the year ended December 31, 2010

To the best of the Company's knowledge, the Company is not currently involved in any other legal or arbitration proceedings, except for the above, that would have a significant effect on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

Our policy is to declare quarterly dividends to shareholders, substantially equal to our net operating cash flow (determined as described below) during the previous quarter. The dividend to shareholders could be higher than the operating cash flow or the dividend to shareholders could be lower than the operating cash flow after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the terms of our Credit Facility, our other cash needs and the requirements of Bermuda law. However, if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we calculate the dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and non-cash administrative charges. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

Total dividends paid in 2010 were $79.7 million or $1.70 per share. The dividend payments per share in 2010, 2009, 2008, 2007 and 2006 have been as follows:

Period	2010	2009	2008	2007	2006
1st Quarter	$0.25	$0.87	$0.50	$1.00	$1.88
2nd Quarter	0.60	0.88	1.18	1.24	1.58
3rd Quarter	0.60	0.50	1.60	1.17	1.07
4th Quarter	0.25	0.10	1.61	0.40	1.32
Total	$1.70	$2.35	$4.89	$3.81	$5.85

The Company declared a dividend of $0.25 per share in respect of the fourth quarter of 2010 which was paid to shareholders in March 2011.

B.	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the New York Stock Exchange, or the NYSE, on which our shares are listed under the symbol "NAT."

The following table sets forth the high and low market prices for shares of our common stock as reported by the New York Stock Exchange:

	NYSE	NYSE
The year ended:	HIGH	LOW
2006	$41.70	$27.90
2007	$44.16	$29.50
2008	$42.00	$22.00
2009	$38.10	$22.25
2010	$34.19	$25.27

For the quarter ended:	NYSE HIGH	NYSE LOW
March 31, 2009	$38.05	$22.25
June 30, 2009	$38.10	$28.50
September 30, 2009	$32.32	$28.92
December 31, 2009	$33.23	$27.85
March 31, 2010	$34.19	$27.56
June 30, 2010	$32.39	$26.92
September 30, 2010	$29.93	$26.34
December 31, 2010	$27.50	$25.27

The high and low market prices for our common shares by month since October 2010 have been as follows:

For the month:	NYSE HIGH	NYSE LOW
October 2010	$27.42	$25.27
November 2010	$27.50	$25.75
December 2010	$26.52	$25.50
January 2011	$26.80	$24.00
February 2011	$25.01	$23.60
March 2011	$26.18	$24.11

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Dividend Reinvestment and Direct Stock Purchase Plan

On March 26, 2009, the Company filed a registration statement on Form F-3ASR relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2010, and December 31, 2009, no shares were issued pursuant to the plan.

Shareholders` Rights Plan

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

For a description of our Credit Facility, see Item 5 — Operating and Financial Review and Prospectus — Liquidity and Capital Resources — Our Credit Facility.

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

Bermuda Tax Considerations

The Company is incorporated in Bermuda.  Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders.  No Bermuda tax is imposed on shareholders with respect to the sale or exchange of common shares.  Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of an estate, duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or any of its operations, nor to the common shares, debentures or other obligations of the Company, until March 2016.

United States Federal Income Tax Considerations

The following discussion is a summary of the material United States federal income tax considerations relevant to the Company and to a United States Holder and Non-United States Holder (each defined below) of our common shares.  This discussion is based on advice received by us from Seward & Kissel LLP, our United States counsel.  This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to shareholders who (i) own our common shares as a capital asset and (ii) own less than 10% of our common shares. Shareholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of common shares.

United States Federal Income Taxation of the Company

Operating Income: In General

Unless exempt from United States federal income taxation under section 883 of the United Stated Internal Revenue Code of 1986, as amended, or the Code, a foreign corporation is subject to United States federal income taxation in the manner described below in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to such use, which we refer to as Shipping Income, to the extent that such Shipping Income is derived from sources within the United States, referred to as United States-Source Shipping Income.

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

Exemption of Operating Income from United States Federal Income Taxation

Pursuant to section 883 of the Code, we will be exempt from United States federal income taxation on our United States-Source Shipping Income if (i) we are organized in a foreign country that grants an equivalent exemption from income taxation to corporations organized in the United States, which we refer to as the Country of Organization Requirement, and (ii) either (A) more than 50% of the value of our common shares is owned, directly or indirectly, by individuals who are "residents" of such country or of another foreign country that grants an equivalent exemption to corporations organized in the United States, which we refer to as the 50% Ownership Test, or (B) our common shares are "primarily and regularly traded on an established securities market" in such country, in another country that grants an equivalent exemption to United States corporations, or in the United States, which we refer to as the Publicly-Traded Test.

Bermuda, the country in which we are incorporated, grants an equivalent exemption to United States corporations. Therefore, we will satisfy the Country of Organization Requirement and will be exempt from United States federal income taxation with respect to our United States-Source Shipping Income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

The regulations promulgated by the United States Department of the Treasury (the "Treasury Regulations") under section 883 of the Code provide that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

The Publicly-Traded Test also requires our common shares be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the Listing Threshold." The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to a the Trading Volume Test.  Even if we do not satisfy both the Trading Frequency and Trading Volume Tests, the Treasury Regulations provide that the Tests will be deemed satisfied if our common shares are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares.

We believe that we satisfied the Publicly-Traded Test for our 2010 taxable year since, on more than half the days the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange, or NYSE.

Notwithstanding the foregoing, we will not satisfy the Publicly-Traded Test if 50% or more of the vote and value of our common shares is owned (or is treated as owned under certain stock ownership attribution rules) by persons each of whom owns (or is treated as owning under certain stock ownership attribution rules) 5% or more of the value of our common shares, or 5% Shareholders, for more than half the days during the taxable year, to which we refer to as the 5% Override Rule.   In the event the 5% Override Rule is triggered, the 5% Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be "qualified shareholders" for purposes of section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common shares for more than half the number of days during the taxable year.  In order to determine the persons who are 5% Shareholders, we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission as having a 5% or more beneficial interest in our common shares.

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2010 taxable year.  However, there can be no assurance that subsequent changes in the ownership of our common shares will not result in the 5% Override Rule being triggered at any time in the future.

Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2010 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. If 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

United States Federal Income Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under section 883 of the Code, we will generally not be subject to United States federal income taxation with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

4% Gross Basis Tax Regime

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of United --States-Source Shipping Income, such Shipping Income that is considered not to be "effectively connected" with the conduct of a trade or business in the United States, as discussed below, would be subject to a 4% tax imposed by section 887 of the Code on a gross basis, without benefit of deductions, which we refer to as the 4% Gross Basis Tax Regime. Since under the sourcing rules described above, no more than 50% of our Shipping Income would be derived from United States sources, the maximum effective rate of United States federal income tax on our gross Shipping Income would never exceed 2% under the 4% Gross Basis Tax Regime.

Net Basis and Branch Profits Tax Regime

To the extent the benefits of the exemption under section 883 of the Code are unavailable and our United States-Source Shipping Income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States-Source Shipping Income, net of applicable deductions, would be subject to the United States federal income tax currently imposed at corporate rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the United States trade or business.

Our United States-Source Shipping Income would be considered "effectively connected" with the conduct of a U.S. trade or business only if (i) we have, or are considered to have, a fixed place of business in the United States involved in the earning of Shipping Income and (ii) substantially all of our United States-Source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the chartering of a vessel, is attributable to a fixed place of business in the United States.

We do not intend to have a fixed place of business in the United States involved in the earning of Shipping Income. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-Source Shipping Income will be "effectively connected" with the conduct of a United States trade or business.

United States Federal Income Taxation of United States Holders

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

If a partnership holds our common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common shares, you are urged to consult your tax advisors.

Distributions

Subject to the discussion below of passive foreign investment companies, or PFICs, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income," as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of United States Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate, or a United States Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates (through 2012) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the United States Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the United States Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by the company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Individual Holder. Legislation was previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. We cannot assure you as to whether this legislation will be enacted.  In addition, absent legislative actions, any dividends paid by us on or after January 1, 2013 will be taxed as ordinary income to a United States Individual Holder.

We were a PFIC for taxable years through 2004. Therefore, the dividends paid by us through 2005 were not treated as "qualified dividend income," but rather were taxed as ordinary income to a United States Individual Holder.   If we pay an "extraordinary dividend" on our common shares (generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis (or fair market value in certain circumstances) in the common shares) that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for taxable years after 2004, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such common shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

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

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, such passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's shares. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

For taxable years through 2004, we were a PFIC. However, based on our current operations and future projections, we do not believe that we have been, or will become, a PFIC with respect to our taxable years after 2004. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we own and operate or are deemed to own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a United States Holder's holding period in our common shares, then such United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a QEF Election. As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.  In addition, if we were to be treated as a PFIC for taxable years beginning after March 18, 2010, a United States Holder of our common shares would be required to file annual information returns with the IRS.

United States Holders Making a Timely QEF Election

Pass-Through of Ordinary Earnings and Net Capital Gain. A United States Holder who makes a timely QEF Election with respect to our common shares, or an Electing Holder, would report for United States federal income tax purposes his pro rata share of our "ordinary earnings" (i.e., the net operating income determined under United States federal income tax principles) and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder. Our "net capital gain" is any excess of any of our net long term capital gains over our net short term capital losses and is reported by the Electing Holder as long term capital gain. Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to Electing Holders in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common shares).

For purposes of calculating our ordinary earnings, the cost of each vessel is depreciated on a straight-line basis over 18 years. Any gain on the sale of a vessel would be treated as ordinary income, rather than capital gain, to the extent of such depreciation deductions with respect to such vessel.

In general, an Electing Holder would not be taxed twice on his share of our income. Thus, distributions received from us by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of our ordinary earnings and net capital gain. The Electing Holder's tax basis in his shares would be increased by any amount included in the Electing Holder's income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder's tax basis in the common shares. Distributions, if any, in excess of such tax basis would be treated as capital gain (which gain will be treated as long term capital gain if the Electing Holder held its common shares for more than one year at the time of distribution).

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

Making a QEF Election. A United States Holder makes a QEF Election for a taxable year by completing and filing IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) in accordance with the instructions thereto. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF Election described above.

United States Holders Making a Timely Mark-to-Market Election

Mark-to-Market Regime. A United States Holder who does not make a QEF Election may make a "mark-to-market" election under section 1296 of the Code, provided that the common shares are regularly traded on a "qualified exchange." The NYSE, on which the common shares are traded, is a "qualified exchange" for these purposes. A United States Holder who makes a timely mark-to-market election with respect to the common shares would include annually in the United States Holder's income, as ordinary income, any excess of the fair market value of the common shares at the close of the taxable year over the United States Holder's then adjusted tax basis in the common shares. The excess, if any, of the United States Holder's adjusted tax basis at the close of the taxable year over the then fair market value of the common shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the United States Holder included in income in previous years with respect to the common shares. A United States Holder's tax basis in his common shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.

Disposition of Common Shares. A United States Holder who makes a timely mark-to-market election would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the common shares; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the United States Holder included in income in previous years with respect to the common shares. The amount of any loss in excess of such net mark-to market gains is treated as capital loss.

Making the Mark-to-Market Election. A United States Holder makes a mark-to-market election for a taxable year by completing and filing IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) in accordance with the instructions thereto.

United States Holders Not Making a Timely QEF Election or Mark-to-Market Election

A United States Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a Non-Electing Holder, would be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (ii) any gain realized on the sale or other disposition of common shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder's holding period for the common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning common shares, the Non-Electing Holder's successor would be ineligible to receive a step-up in the tax basis of those common shares.

Distributions received by a Non-Electing Holder that are not "excess distributions" would be includible in the gross income of the Non-Electing Holder as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such dividends would not be eligible to be treated as "qualified dividend income" eligible for preferential tax rates. Distributions in excess of our current or accumulated earnings and profits would be treated first as a return of the United States Holder's tax basis in the common shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such common shares) and thereafter as capital gain.

United States Holders Who Acquired Shares Before 2005

We were a PFIC through the 2004 taxable year.  Therefore, a United States Holder who acquired our common shares before 2005 may be subject to special rules with respect to our common shares.  In particular, a United States Holder who did not make a timely QEF Election or a mark-to-market election may continue to be subject to the PFIC rules with respect to our common shares.  Such United States Holders are encouraged to consult their tax advisors regarding the application of these rules as well as the availability of certain elections which may ameliorate the application of these rules.

United States Federal Income Taxation of Non-United States Holders

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a Non-United States Holder.

Dividends on Common Shares

Non-United States Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a United States Individual Holder. Such payments may also be subject to backup withholding tax if you are a United States Individual Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you are a Non-United States Holder and you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in his records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

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

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.2 million in our interest expense for the year ended December 31, 2010.

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

We estimate that during 2010, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $5.2 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2010. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (''COSO'') in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

The Company's internal control over financial reporting as of December 31, 2010 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

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

The Board of Directors has determined that Mr. Ugland is an audit committee financial expert and the Chairman of the committee. Mr. Ugland is "independent" as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS.

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy of electronic file of the Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of our Code of Ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2010, no such amendment was made or waiver granted.

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

FISCAL YEAR ENDED DECEMBER 31, 2010	$294,833
FISCAL YEAR ENDED DECEMBER 31, 2009	$259,417

Included in the amounts are costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2009 and 2008 of $58,400 and $59,400, respectively.

B.	AUDIT-RELATED FEES (1)

FISCAL YEAR ENDED DECEMBER 31, 2010	$105,867
FISCAL YEAR ENDED DECEMBER 31, 2009	$152,707

(1)	Audit-Related-Fees consists of professional services related to follow on offerings.

C.	TAX FEES

Not applicable.

D.	ALL OTHER FEES

Not applicable.

E.	AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	NOT APPLICABLE.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

4.5 Amendment to Restated Management Agreement dated May 31, 2009, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited

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

4.11 2011 Equity Incentive Plan

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

15.1 Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Nordic American Tanker Shipping Ltd.

/s/ Turid M. Sørensen                                                                                                                                April 21, 2011
Name:  Turid M. Sørensen
Title: Chief Financial Officer

NORDIC AMERICAN TANKER SHIPPING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited
Hamilton, Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2010. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tanker Shipping Ltd as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte AS

Oslo, Norway
April 20, 2011

Statements of Operations for the Years Ended December 31, 2010, 2009, AND 2008 All figures in USD '000, except share and per share amount

		Year Ended December 31,
	Notes	2010	2009	2008
Voyage Revenues	3	126,416	124,370	228,000
Voyage Expenses		-	(8,959)	(10,051)
Vessel Operating Expense - excluding depreciation expense presented below		(47,113)	(43,139)	(35,593)
General and Administrative Expense	2,5,6,10	(15,980)	(14,819)	(12,785)
Depreciation Expense	7	(62,545)	(55,035)	(48,284)
Net Operating Income		778	2,418	121,288

Interest Income		632	614	931
Interest Expense	12	(1,971)	(1,794)	(3,392)
Other Financial Income (Expense)		(248)	(226)	17
Total Other Expenses		(1,587)	(1,406)	(2,443)
Net Income (Loss)		(809)	1,012	118,844

Basic Earnings (Loss) per Share	15	(0.02)	0.03	3.63
Diluted Earnings (Loss) per Share	15	(0.02)	0.03	3.62
Basic Weighted Average Number of Common Shares Outstanding		46,551,564	40,449,522	32,739,057
Diluted Weighted Average Number of Common Shares Outstanding		46,551,564	40,449,522	32,832,854

The footnotes are an integral part of these financial statements.

Balance Sheets as of December 31, 2010 AND 2009
All figures in USD '000, except share and per share amount

	Notes	December 31, 2010	December 31, 2009
Assets
Current Assets
Cash and Cash Equivalents		17,221	30,496
Accounts Receivable, net $0 allowance at December 31, 2010 and 2009	3	11,046	22,685
Prepaid Expenses and Other Current Assets	4,8	43,376	57,020
Total Current Assets		71,643	110,201

Non-current Assets
Vessels, Net	7	988,263	825,449
Other Non-current Assets	9	23,177	10,928
Total Non-current Assets		1,011,440	836,377
Total Assets		1,083,083	946,578

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	2	2,934	3,364
Deferred Revenue	13	-	537
Accrued Liabilities	14	4,060	2,909
Total Current Liabilities		6,994	6,810

Long-term Debt	11	75,000	-
Deferred Compensation Liability	6	8,134	5,684
Total Liabilities		90,128	12,494

Commitments and Contingencies	17	-	-

Shareholders' Equity
Common Stock, par value $0.01 per Share; 51,200,000 shares authorized, 46,898,782 shares issued and outstanding and 42,204,904 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	16	469	422
Additional Paid-in Capital		993,295	933,662
Retained Earnings		(809)	-
Total Shareholders' Equity		992,955	934,084
Total Liabilities and Shareholders' Equity		1,083,083	946,578

The footnotes are an integral part of these financial statements.

Statements of Shareholders' Equity for the Years Ended December 31, 2010, 2009, AND 2008
All figures in USD '000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2008	29,975,312	300	852,121	(180,316)	672,105
Net Income	-	-	-	118,844	118,844
Common Shares Issued, net of $6.5 million issuance costs	4,310,000	43	158,847	-	158,890
Compensation - Restricted Shares	87,959	1	3,617	-	3,618
Share-based Compensation	-	-	1,015	-	1,015
Dividend Paid, $4.89 per share	-	-	(110,338)	(55,548)	(165,886)
Balance at December 31, 2008	34,373,271	344	905,262	(117,020)	788,586
Accumulated dividend distributions defined as return of capital.	-	-	(117,020)	117,020	-
Net Income	-	-	-	1,012	1,012
Common Shares Issued, net of $10.6 million issuance costs	7,675,000	77	236,607	-	236,684
Compensation - Restricted Shares	156,633	1	5,365	-	5,366
Share-based Compensation	-	-	(2,133)	-	(2,133)
Dividend Paid, $2.35 per share	-	-	(94,419)	(1,012)	(95,431)
Balance at December 31, 2009	42,204,904	422	933,662	-	934,084
Net Income (Loss)	-	-	-	(809)	(809)
Common Shares Issued, net of $3.5 million issuance costs	4,600,000	46	136,464	-	136,510
Compensation - Restricted Shares	93,878	1	2,837	-	2,838
Share-based Compensation	-	-	60	-	60
Dividend Paid, $1.70 per share	-	-	(79,728)	-	(79,728)
Balance at December 31, 2010	46,898,782	469	993,295	(809)	992,955

The footnotes are an integral part of these financial statements.

Statements of Cash Flows for the Years Ended December 31, 2010, 2009, AND 2008
All figures in USD '000

	Year Ended December 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net Income (Loss)	(809)	1,012	118,844

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	62,545	55,035	48,284
Dry-dock Expenditures	(5,205)	(5,330)	(18,049)
Amortization of Deferred Finance Costs	653	653	618
Deferred Compensation Liability	2,450	1,606	1,413
Compensation - Restricted Shares	2,838	5,366	3,618
Share-based Compensation	60	(2,133)	1,015
Other, net	-	124	(607)
Changes in Operating Assets and Liabilities:
Accounts Receivables	7,326	17,650	(25,846)
Accounts Payable and Accrued Liabilities	(3,151)	(38)	(5,461)
Prepaid and Other Current Assets	172	(1,706)	(3,585)
Deferred Revenue	(537)	88	(88)
Voyages in Progress	-	-	7,753
Other Non-current Assets	(8,590)	(9,132)	(9)
Net Cash Provided by Operating Activities	57,752	63,195	127,900

Cash Flows from Investing Activities
Investment in Vessels	(194,426)	(179,275)	(2,683)
Loan to Seller, Nordic Galaxy	(8,384)	(11,055)	(7,370)
Net Cash Used in Investing Activities	(202,810)	(190,330)	(10,053)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	136,510	236,684	158,890
Proceeds from Use of Credit Facility	225,000	66,000	25,000
Repayments on Credit Facility	(150,000)	(81,000)	(115,500)
Credit Facility Costs	-	-	(2,316)
Dividends Paid	(79,728)	(95,431)	(165,886)
Net Cash Provided by (Used in) Financing Activities	131,783	126,253	(99,812)
Net (Decrease) Increase in Cash and Cash Equivalents	(13,275)	(882)	18,036
Cash and Cash Equivalents at the Beginning of Year	30,496	31,378	13,342
Cash and Cash Equivalents at the End of Year	17,221	30,496	31,378

Cash Paid for Interest	1,551	1,249	3,441
Cash Paid for Taxes	-	-	-

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

Our fleet consists of 19 modern double-hull Suezmax tankers of which two are newbuildings. The following chart provides information regarding each vessel, including its employment status.

Vessel	Yard	Built	Dwt (1)	Flag	Delivered to NAT	Employment
Nordic Hawk	Samsung	1997	151,475	Bahamas	October 1997	Spot
Nordic Hunter	Samsung	1997	151,400	Bahamas	December 1997	Spot
Nordic Freedom	Daewoo	2005	163,455	Bahamas	March 2005	Spot
Nordic Voyager	Dalian New	1997	149,591	Norway	November 1997	Spot
Nordic Fighter	Hyundai	1998	153,328	Norway	March 2005	Spot
Nordic Discovery	Hyundai	1998	153,328	Norway	August 2005	Spot
Nordic Sprite	Samsung	1999	147,188	Norway	February 2009	Spot
Nordic Grace	Hyundai	2002	149,921	Norway	July 2009	Spot
Nordic Harrier	Samsung	1997	151,475	Marshall Islands	August 1997	Spot (from April 2011)
Nordic Saturn	Daewoo	1998	157,332	Marshall Islands	November 2005	Spot
Nordic Jupiter	Daewoo	1998	157,411	Marshall Islands	April 2006	Spot
Nordic Apollo	Samsung	2003	159,999	Marshall Islands	November 2006	Spot
Nordic Cosmos	Samsung	2003	159,998	Marshall Islands	December 2006	Spot
Nordic Moon	Samsung	2002	159,999	Marshall Islands	November 2006	Spot
Nordic Mistral	Hyundai	2002	164,236	Marshall Islands	November 2009	Spot
Nordic Passat	Hyundai	2002	164,274	Marshall Islands	March 2010	Spot
Nordic Vega	Bohai	2010	163,000	Bahamas	December 2010	Spot
Nordic Breeze	Samsung	2011	158,000		Exp. September 2011	Spot (from September 2011)
Nordic Zenith	Samsung	2011	158,000		Exp. November 2011	Spot (from November 2011)

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

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, and less than the estimated fair market value the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. There have been no impairments recorded for the years ended December 31, 2010, 2009 or 2008.

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months for overhaul repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis to the expected date of the next drydocking. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Segment Information: The Company has identified only one operating segment under Accounting Standard Codification (ASC) Topic 280, "Segment Reporting." The Company has only one type of vessel – Suezmax crude oil tankers. During 2010 these vessels were operated in the spot market and on long-term bareboat charterers. During the year ended December 31, 2010 we had 2 of our vessels chartered on bareboat charters that expired in June 2010, and October 2010, respectively.

Geographical Segment: The Company currently operates 16 of its 17 vessels in spot market cooperations with other vessels that are not owned by the Company. The cooperations are managed by third party commercial managers. The earnings of all of the vessels are aggregated and divided by the actual earning days each vessel was available during the period. As a significant portion of the Company's vessels are operated in cooperations, it is not practical to allocate geographical data to each vessel nor would it give meaningful information to the reader. During 2010 the Company operated 2 of its 17 vessels on bareboat charterers that expired in June 2010 and October 2010, respectively.  The vessel that was re-delivered to the Company in June 2010 currently operates in spot market cooperations. The vessel that was re-delivered to the Company in October 2010, entered directly into drydock for repairs.

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

Revenues and voyage expenses generated from cooperative agreements in which the Company is the principal of its vessels' activities are recorded based on the gross method. Net revenues generated from cooperative agreements in which the Company is not regarded as the principal of its vessels' activities are recorded based on the net method. The Company accounts for the net revenues allocated by these cooperative agreements as "Voyage Revenue" in its Statements of Operations. See Note 3 for further information.

Spot charters: Voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses are recognized as incurred and primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized when earned. Demurrage income is included in "Voyage Revenues" in the Statement of Operations. At December 31, 2010 and 2009, the Company had no reserves associated with the outstanding receivables from demurrage revenues.

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

Derivative Instruments: The Company did not hold any derivative instruments during 2010, or at December 31, 2010 or 2009.

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

Deferred Compensation Liability: The Company has two individual deferred compensation agreements with the Company's CEO and CFO. The deferred compensation liabilities are denominated in Norwegian currency. The agreements are accounted for an accrual basis using actuarial calculation, any currency translation adjustments as well as actuarial gains and losses are recognized in the general and administration expenses as incurred.

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

Accounts receivable consist of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made. For the years ended December 31, 2010 and 2009, the Company did not record an allowance for doubtful accounts.

Interest risk: The Company is exposed to interest rate risk for its debt borrowed under the Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2010 and 2009, and has not entered into any such arrangements during 2010 or 2009.

Recent Accounting Pronouncements:   In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosures requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers, and to present separately information about purchases, sales, issuances, and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010, early adoption is permitted. The adoption of ASU 2010-06 did not have a material impact on our financial position, results of operations, or cash flows.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different companies reflect new shares issued as part of a distribution in their calculation of earnings per share. The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company's reported earnings per share.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter of 2010. The adoption of this guidance did not have an impact on our financial statements

In July 2010, the FASB issued ASU No. 2010-20 "Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". This ASU intends to enhance a financial statement user`s ability to evaluate the entity`s credit risk exposures and adequacy of its allowance for credit losses by requiring additional disclosure about the nature of credit risk inherent in the portfolio of receivables, factors and methodologies used in estimating the allowance for credit losses and activity that occurs during a period for both finance receivables and allowance for credit losses. The scope of this ASU is limited to financing receivables, excluding short-term trade accounts receivable and receivables measured at fair value or lower of cost or fair value. The guidance provides definitions of a finance receivable, portfolio segment, class of finance receivable, and credit quality indicator. This ASU also makes significant changes to the disclosure requirements, including further disaggregation of the information presented based on portfolio segment or class of finance receivable. The disclosures as of the end of a reporting period are effective in fiscal years, and interim periods within those years, ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual periods ending after initial adoption. We are currently evaluating the impact of this new ASU on our disclosures.

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFaS") No. 167, "Amendments to FASB interpretation 46(R) (FIN 46R), "which has been codified as ASU No. 2009-17. ASU 2009-17 requires that the assessment of whether an entity has a controlling financial interest in a Variable Interest Entity (VIE) must be performed on an ongoing basis. ASU 2009-17 also requires that the assessment to determine if an entity has a controlling financial interest in a VIE must be qualitative in nature, and eliminates the quantitative assessment required in ASC 810. The adoption of ASU No. 2009-17 did not have an impact on the Company`s financial statements.

2.	RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd. (the "Manager"), is owned by a company owned by the Chairman and Chief Executive Officer ("CEO") of the Company, Mr. Herbjørn Hansson, and his family. The Manager, under a management agreement with the Company (the "Management Agreement"), assumes commercial and operational responsibility for the Company's vessels and is required to manage the Company's day-to-day business, subject to the objectives and policies established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $265,000 per annum, increased to $350,000 effective as per July 1st 2010. The Manager also has a right to ownership of 2% of the Company's total outstanding shares. During 2010, the Company issued to the Manager 93,878 shares at a fair value of $30.24. The Company recognized $3.7 million, $2.6 million, and $2.2 million of total costs for services provided under the Management Agreement for the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, the Company recognized $2.8 million, $5.4 million and $3.6 million in non-cash share-based compensation expense for the years ended December 31, 2010, 2009 and 2008, respectively, related to the issuance of shares to the Manager. All of these costs are included in "General and Administrative Expenses" within the Statement of Operations. The related party balances included within accounts payable were $0.9 million and $0.6 million at December 31, 2010 and 2009, respectively. In connection with nine follow-on offerings, we have issued a total of 937,976 restricted shares to our Manager pursuant to the Management Agreement. These restricted shares are primarily non-transferable for three years from the date of issuance, except for a total of 149,183 restricted shares that are non-transferable for six years from the date of issuance.

Mr. Jan Erik Langangen, the Company's Executive Vice President, Business Development & Legal, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides services to the Company. The Company recognized $0.1 million, $0.1 million and $0.1 million in costs for the years ended December 31, 2010, 2009 and 2008, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statement of Operations. There were no related amounts included within "Accounts Payable" at December 31, 2010 and December 31, 2009, respectively.

Mr. Rolf Amundsen, the Company`s Investor Relations Officer and Advisor to the Chairman, is a partner of Amundsen & Partner AS, a firm which provides services to the Company. The Company recognized $0.1 million, $0.1 million and $0.04 million in costs for the years ended December 31, 2010 and 2009 and 2008, respectively, for the services provided by Amundsen & Partners AS. These costs are included in "General and Administrative Expenses" within the Statement of Operations. There were no related amounts included within "Accounts Payable" at December 31, 2010 and December 31, 2009, respectively.

3.	REVENUE

For the year ending December 31, 2010, the Company's only source of revenue was from the Company's 17 existing vessels.

Revenues generated from cooperations in which the Company is the principal of its vessels' activities are recorded based on the gross method. Revenues generated from cooperations in which the Company is not regarded as the principal of its vessels' activities are recorded per the net method. The table below provides the breakdown of revenues recorded as per the net method and the gross method.

All figures in USD '000	2010	2009	2008
Net Method	126,416	102,229	204,402
Gross Method	-	22,141	23,598
Total Voyage Revenue	126,416	124,370	228,000

In March 2010, the Company announced that it decided to place all its vessels in a cooperation with Gemini Tankers LLC. The consolidation of the commercial operations was effective from July 1st 2010.

Two cooperation arrangements accounted for 78% and 17% of the Company's revenues for the year ended December 31, 2010. Two cooperation arrangements accounted for 41% and 40% of the Company's revenues for the year ended December 31, 2009. Two cooperation arrangements accounted for 50% and 41% of the Company's revenues for the year ended December 31, 2008.

Accounts receivable at December 31, 2010 and 2009 are $11.0 million and $22.7 million, respectively. Gemini Tankers LLC, accounted for 100% of the Company's accounts receivables, for the year ended December 31, 2010. Two cooperation arrangements accounted for 61% and 33% of the Company's accounts receivables for the year ended December 31, 2009.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

All figures in USD '000	2010	2009
Lubricants	3,604	2,850
Prepaid expenses	1,894	3,067
Deposit on Vessel, Nordic Passat	-	5,150
Deposit on Contracts, Nordic Galaxy and Nordic Vega *	9,000	18,000
Loans to seller, Nordic Galaxy and Nordic Vega*	26,809	25,795
Financial Charges	653	653
Other	1,416	1,505
Total as per December 31,	43,376	57,020

*)  Nordic Vega was delivered to the Company in December 2010. The Company did not take delivery of Nordic Galaxy in August 2010 as it was not in a deliverable condition. The seller does not agree with the Company and the parties have agreed to seek a legal solution through an arbitration process expected to take place in September 2011. Please see Note 8.

5.	GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD '000	2010	2009	2008
Management fee to related party	307	245	225
Directors and officers insurance	80	82	87
Salary and wages	2,859	2,202	1,711
Audit, legal and consultants	624	954	684
Direct costs related to the newbuilding Nordic Galaxy	1,500	-	-
Administrative services provided by related party	3,686	2,514	2,208
Other fees and expenses	1,576	1,670	1,724
Total General and Administration expense with cash effect	10,632	7,667	6,639
Compensation to Manager – restricted shares issued to related party	2,838	5,366	3,618
Share-based compensation (2004 Stock Incentive Plan)	60	180	1,115
Deferred compensation plan	2,450	1,606	1,413
Total General and Administrative expense without cash effect	5,348	7,152	6,146
Total for year ended December 31,	15,980	14,819	12,785

6.	DEFERRED COMPENSATION LIABILITY

In August 2010, the Board of Directors approved a new unfunded deferred compensation agreement for Turid M. Sørensen, the Chief Financial Officer. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependent. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 20.5 years up to a maximum of 66% of the salary level at the time of retirement, age of 67. Interest is imputed at 4.60% as per December 31, 2010. The rights under the agreement commenced in May 2008. As the agreement was effective in 2010, vested right under the agreement were recognized in 2010.

In May 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependent. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 14 years up to a maximum of 66% of the salary level at the time of retirement, age of 70. Interest is imputed at 4.60% and 5.4% as per December 31, 2010 and 2009, respectively. The rights under the agreement commenced in October 2004. The CEO has served in his position since the inception of the Company in 1995.

The total expense recognized in 2010, 2009 and 2008 was $2.5 million, $1.6 million and $1.4 million, respectively.

7.	VESSELS, NET

Vessels, net consist of 19 modern double hull Suezmax crude oil tankers of which two are newbuilding, and drydocking charges. Depreciation is calculated based on cost less estimated residual value of $4.0 million and is provided over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.

All figures in USD '000	Vessels	Drydocking	Total
Net Book Value December 31, 2009	807,714	17,735	825,449
Accumulated depreciation December 31, 2009	222,563	15,994	238,557
Depreciation expense 2009	45,953	9,082	55,035
Net Book Value December 31, 2010	971,018	17,245	988,263
Accumulated depreciation December 31, 2010	275,744	19,782	295,526
Depreciation expense 2010	53,181	9,364	62,545

The vessels are the only physical assets of the Company. During 2010 and 2009 the market capitalization of the Company, every day and on average per year, was above the book value of the fleet, and was above the market value of the fleet as estimated by shipbrokers.

Newbuildings

The table below shows total capitalized costs related to the two newbuildings:

All figures in USD '000	2010
Newbuilding - Nordic Breeze
Instalment	35,700
Capitalized interest	191
Capitalized cost	183
Total Newbuilding – Nordic Breeze as per December 31,	36,074

All figures in USD '000	2010
Newbuilding – Nordic Zenith
Instalment	35,700
Capitalized interest	191
Capitalized cost	160
Total Newbuilding – Nordic Breeze as per December 31,	36,051
Total as per December 31,	72,125

In April 2010, the Company entered into agreements with Samsung Heavy Industries Co. Ltd, to acquire two Suezmax newbuildings which are expected to be delivered in September and December 2011. The Company will take ownership of the vessels upon delivery from the shipyard at which time the title is transferred from the seller. The agreed total prices at delivery are $64.5m/$65.0m, with 55% of the purchase prices paid when we signed the contracts and the balance to be paid on delivery. As of December 31, 2010, the Company has paid $71.2 million to the seller.

8.	DEPOSIT ON CONTRACT

In November 2007, the Company entered into an agreement with subsidiaries of First Olsen Ltd, to acquire two Suezmax newbuildings which were expected to be delivered in June and September 2010. The agreed total price at delivery was $90.0 million per vessel, including supervision expenses.  The Company furnished to the sellers a loan equivalent to the payment installments under the shipbuilding contract. The loan to sellers accrued interest at a rate equal to the Company's cost of funds, and the loan was to be repaid on delivery of the vessels.

The Company did not take delivery of the first newbuilding Nordic Galaxy in August 2010 as it was not in a deliverable condition. The seller does not agree with the Company and the parties have agreed to seek a legal solution through an arbitration process expected to take place in September 2011. If the Company should lose the Nordic Galaxy arbitration on all claims, the claims in total of the seller is $26.8 million. The Company has debited the profit & loss account by a one-time charge of $1.5 million related to direct costs of this newbuilding in 2010. The Company will claim this amount from the seller of the vessel as one component in the arbitration process.

The parent company (First Olsen Ltd) of the seller has not repaid an amount, under an on demand guarantee that the parent company of the seller has provided in favour of the Company. The guarantee covers the loan the Company has extended to the seller. This amount of $26.8 million is included in prepaid expenses and other current assets, pending the outcome of the arbitration. The Company is entitled to 9% interest of the outstanding amount pending the outcome of the arbitration. The interest income of the outstanding amount has not been recognized in the financial statements for the year ended December 31, 2010.

The Company took delivery of the second newbuilding Nordic Vega in December 2010.

The table below shows total capitalized costs and loan related to the two newbuildings:

All figures in USD '000	2010	2009
Newbuilding - Nordic Galaxy, not delivered
Loan to seller	26,809	18,425
Deposit on contract	9,000	9,000
Capitalized interest	-	225
Capitalized cost	-	153
Total Newbuilding – Nordic Galaxy as per December 31,	35,809	27,803
Newbuilding – Nordic Vega
Loan to seller	-	7,370
Deposit on contract	-	9,000
Capitalized interest	-	205
Capitalized cost	-	130
Total Newbuilding - Nordic Vega as per December 31,	-	16,705
Total as per December 31,	-	44,508

9.	OTHER NON-CURRENT ASSETS

All figures in USD '000	2010	2009
Working Capital, cooperative arrangements *)	22,034	9,133
Financial Charges	1,143	1,795
Total as per December 31,	23,177	10,928

*) Working capital represents value of bunkers on board our vessels at time of delivery to Gemini Tankers LLC, and initial funding of $0.2 million per vessel.

10.	SHARE-BASED COMPENSATION PLAN

As of December 31, 2010 the Company had a share-based compensation plan which is described below. Total compensation cost related to restricted shares, to employees and non-employees, was $0.06 million, $0.2 million and $1.1 million for the years ended December 31, 2010, 2009 and 2008, respectively and was recorded within "General and Administrative expense" in the Statement of Operations. Unrecognized compensation cost related to restricted shares, to employees and non-employees, was $0.1 million as of December 2009. All the restricted shares to employees and non-employees are vested in 2010.

In 2011, the Company's compensation plan was terminated and a new Equity Incentive Plan was established involving maximum 400,000 restricted shares, refer to Note 19.

2004 Stock Incentive Plan

The Company`s 2004 Stock Incentive Plan, or (the "Plan"), was cancelled in 2011 and the outstanding stock option awards, were cancelled in 2009.

Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager were eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. The Company believes that such awards better align the interests of its employees with those of its shareholders. A total of 400,000 common shares were reserved for issuance upon exercise of options, as restricted share grants or otherwise under the Plan.

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

Stock options to non-employees were treated in accordance with ASC 505-50, "Equity based Payments to Non-Employees" and unvested options were measured at fair value at each Balance Sheet date with a final measurement date upon vesting. Fair value measurement of unvested options was considered to be appropriate since the performance commitment for non-employees had not been reached for unvested options. The fair value of the options was used to measure the value of the services provided by the non-employees as it was considered to be more reliable than measuring the fair value of the services received. The compensation cost was recognized using the accelerated method.

The risk-free rate for periods within the contractual life of the stock options was based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end was used for stock options issued to non-employees.

During 2010, the Company has had no option activity under the Plan.

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

None vested options at December 31, 2008 were still not vested at time of cancellation in August 2009. Following the cancellation described above, there are no more outstanding stock options under the Plan. The total fair value of options vested during the year ended December 31,2008 approximates the amounts expensed in the period.

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
The shares are considered restricted as the shares vest equally in annual instalments over a period of four years. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights.

The restricted shares vest in four equal amounts in May 2007, May 2008, May 2009 and May 2010. There were 9,700 restricted shares granted to employees and 7,000 restricted shares granted to non-employees in 2006. There were 2,425 (2009: 2,425) restricted shares granted to employees and 1,750 (2009: 1,750) restricted shares granted to non-employees vested in 2010. All the restricted shares to employees and non –employees are vested at year end December 2010

The compensation cost for employees and non-employees is recognized on a straight-line basis over the vesting period and is presented as part of the general and administration expenses. The total compensation cost in 2010 related to restricted shares was $ 0.06 million (2009: $0.1 million). The intrinsic value of restricted shares outstanding and restricted shares vested at December 31, 2010 and December 31, 2009 was $0.4 million and $0.5 million, respectively.

At December 31, 2010, there were 16,700 restricted shares outstanding at a weighted-average grant date fair value of $31.99 for employees and $31.99 for non-employees. As of December 31, 2010, all restricted stocks are vested. As of December 31, 2009, unrecognized compensation cost related to unvested restricted stock aggregated $0.1 million.

Specification of the aggregate compensation cost related to the Plan recognized in the Statements of Operations is disclosed in Note 5.

The tables below summarize the Company's restricted stock awards as of December 31, 2010 and December 31, 2009:

	Restricted shares -Employees	Weighted-average grant-date fair value - Employees	Restricted shares - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2009	4,850	$31.99	3,500	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2009	2,425	$31.99	1,750	$31.99

	Restricted shares -Employees	Weighted-average grant-date fair value - Employees	Restricted shares - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2010	2,425	$31.99	1,750	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2010	-	-	-	-

11.	LONG-TERM DEBT

The Company has a $500 million revolving credit facility (the "Credit Facility"), with a maturity in 2013.

The Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the term of the facility. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Total commitment fees paid for the year ended December 31, 2010 and December 31, 2009 were $0.9 million and $1.0 million, respectively. The undrawn amount of this facility as of December 31, 2010 and December 31, 2009 was $425.0 million and $500.0 million, respectively.

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

At December 31, 2010, accrued interest and commitment fee was $0.1 million which was paid during the first quarter of 2011.

The Company was in compliance with its loan covenants for the year ended December 31, 2010.

12.	INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing costs related to the Credit Facility. Amounts borrowed under the Credit Facility bear interest equal to LIBOR plus a margin between 0.7% and 1.2%.

The financing costs incurred in connection with the refinancing of the previous Credit Facility are deferred and amortized over the term of the Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 31, 2010, 2009 and 2008 was $0.6 million, $0.6 million and $0.6 million, respectively. Total deferred financing costs were $1.8 million and $2.5 million at December 31, 2010 and 2009, respectively.

13.	DEFERRED REVENUE

The Company has no deferred revenue as of  December 31, 2010. Deferred revenue at December 31, 2009 of $0.5 million represents prepaid freight received from one of our customers prior to December 31, 2009 for services to be rendered during January 2010.

14.	ACCRUED LIABILITIES

All figures in USD '000	2010	2009
Accrued Interest	83	174
Accrued Expenses	3,028	2,735
Accrued Drydock expenses Nordic Harrier	949	-
Total as per December 31,	4,060	2,909

15.	EARNING PER SHARE

Basic earnings per share ("EPS") are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

All figures in USD	2010	2009	2008
Numerator:
Net Income (Loss)	(809,130)	1,012,240	118,844,410
Denominator:
Basic - Weighted Average Common Shares Outstanding	46,551,564	40,449,522	32,739,057
Dilutive Effect of Stock Options *	-	-	93,797
Dilutive – Weighted Average Common Shares Outstanding	46,551,564	40,449,522	32,832,854
Income (Loss) per Common Share:
Basic	(0.02)	0.03	3.63
Diluted	(0.02)	0.03	3.62

*In August 2009, the Company announced that it had cancelled all outstanding stock options. Following the cancellation described in Note 10, there are no more outstanding stock option under the Plan.

16.	SHAREHOLDERS' EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

All figures in USD ´000, except number of shares	Authorized Shares	Issued and Out-standing Shares	Common Stock
Balance at January 1, 2008	51,200,000	29,975,312	300
Issuance of Common Shares in Follow-on Offering		4,310,000	43
Share-based Compensation		87,959	1
Balance at December 31, 2008	51,200,000	34,373,271	344
Issuance of Common Shares in Follow-on Offering		3,450,000	35
Share-based Compensation		70,408	-
Issuance of Common Shares In Follow-on Offering		4,225,000	42
Share-based Compensation		86,225	1
Balance at December 31, 2009	51,200,000	42,204,904	422
Issuance of Common Shares in Follow-on Offering		4,600,000	46
Share-based Compensation		93,878	1
Balance at December 31, 2010	51,200,000	46,898,782	469

In January 2010, the Company completed an underwritten public offering of 4,600,000 common shares. The net proceeds from the offering were $136.5 million. The net proceeds from the offering increased the Company's Share Premium Fund and the proceeds were used to prepare the Company for further expansion and repay of borrowings under the Credit Facility.

The total issued and outstanding shares as of December 31, 2010 were 46,898,782 shares of which 399,694 shares were restricted shares issued to the Manager. As of December 31, 2010 all the 16,700 restricted shares issued to employees and non-employees are vested, as described in Note 10. The total issued and outstanding shares as of December 31, 2009 were 42,204,904 shares of which 305,816 shares were restricted.

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

Additional Paid in Capital

Included in Additional Paid in Capital is the Company's Share Premium Fund as defined by Bermuda Law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company. The Share Premium Fund was $0.0 million and $0.0 million as of December 31, 2010 and 2009 respectively.

On June 29, 2010, at the Company's Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $136.4 million. The legal procedures related to this reduction were finalized on August 6, 2010, upon which the amount became eligible for distribution.

On June 19, 2009, at the Company`s Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $236.7 million. The legal procedures related to this reduction were finalized on August 12, 2009, upon which the amount became eligible for distribution.

Shareholders` Rights Plan

In 2007, the Board of Directors adopted a stockholders rights agreement and declared a dividend of one preferred stock purchase right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.01 per share. The dividend was payable on February 27, 2007 to stockholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $115, subject to adjustment. We can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common stock.

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

17.	COMMITMENTS AND CONTINGENCIES

Nordic Galaxy
In August 2010, the Company did not accept delivery of a newbuilding which the Company agreed to acquire in November 2007. The newbuilding had major deficiencies and thus was not in a deliverable condition as stipulated under the Company's contract. The seller is a subsidiary of First Olsen Ltd. The seller does not agree with the Company and the parties have agreed to seek a legal solution through an arbitration process expected to take place in September 2011. Please see Note 8.

Legal Proceedings and Claims
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

No claims have been filed against the Company for the fiscal year 2010 or 2009, and the Company has not been a party to any legal proceedings for the year ended December 31, 2010 and December 31,208, except for information given in the former section.

Newbuildings and Nordic Harrier
At December 31, 2010 the Company had payment obligations related to the Company's vessel totalling $66.1 million. The payment obligations are in connection with the agreement to acquire two newbuildings that are expected to be delivered in September and December 2011, and in connection with the Nordic Harrier in drydock for repairs.

18.	FINANCIAL INSTRUMENTS

The Company did not hold any derivative instruments during 2010, or at December 31, 2010 or 2009.

The majority or the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

The carrying value of estimated fair value of the Company's financial instruments at December 31, 2010 and 2009 are as follows:

All figures in USD '000	2010 Fair Value	2010 Carrying Value	2009 Fair Value	2009 Carrying Value
Cash and Cash Equivalents	17,221	17,221	30,496	30,496
Loan to First Olsen Ltd – refer to Note 4	26,809	26,809	25,795	25,795
Working capital, cooperative arrangements	22,034	22,034	9,133	9,133
Credit Facility	75,000	75,000	-	-

The carrying value of cash and cash equivalents is reasonable estimate of fair value. The estimated fair value for the long term debt is considered to be equal to the carrying values since it bears variable interest rates.

19.	SUBSEQUENT EVENTS

In February 2011 the Board of Directors has decided to establish a new Equity Incentive Plan involving a maximum of 400,000 restricted shares of which 326,000 have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. The vesting period is 4 year "cliff vesting", that is, none of these shares may be sold during the first four years after grant and the shares are forfeited if the grantee leaves the Company before that time.

In February 2011 the Company declared a dividend of $0.25 per share in respect of the results for the fourth quarter of 2010 which was paid to shareholders in March 2011.

* * * * *

SK 99999 0010 1189659