Form 20-F
period 2011-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2012-04-17
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

BERMUDA
(Jurisdiction of incorporation or organization)

LOM Building 27 Reid Street Hamilton HM 11 Bermuda
(Address of principal executive offices)

Herbjørn Hansson, Chairman, President, and Chief Executive Officer, Tel No. 1 (441) 292-7202, LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2011, there were 47,303,394 shares outstanding of the Registrant's common stock, $0.01 par value per share.

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

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Please note in this annual report, "we," "us," "our," and the "Company," all refer to Nordic American Tankers Limited.

TABLE OF CONTENTS

			Page

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS			iv

PART I			1

	ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1

	ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		1

	ITEM 3. KEY INFORMATION		1

	A.	Selected Financial Data	1
	B.	Capitalization And Indebtedness	3
	C.	Reasons For The Offer And Use Of Proceeds	3
	D.	Risk Factors	3

	ITEM 4. INFORMATION ON THE COMPANY		20

	A.	History And Development Of The Company	20
	B.	Business Overview	22
	C.	Organizational Structure	36
	D.	Property, Plant and Equipment	37

	ITEM 4A. UNRESOLVED STAFF COMMENTS		37

	ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		37

	A.	Operating Results	37
	B.	Liquidity and Capital Resources	41
	C.	Research and Development, Patents and Licenses, Etc	43
	D.	Trend Information	43
	E.	Off Balance Sheet Arrangements	43
	F.	Tabular Disclosure Of Contractual Obligations	43

	ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		47

PART II			44

	A.	Directors And Senior Management	47
	B.	Compensation	50
	C.	Board Practices	51
	D.	Employees	52
	E.	Share Ownership	52

	ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		52

	A.	Major Shareholders	52
	B.	Related Party Transactions	53
	C.	Interests Of Experts And Counsel	54

	ITEM 8. FINANCIAL INFORMATION		54

	A.	Consolidated Statements And Other Financial Information	54
	B.	Significant Changes	55

	ITEM 9. THE OFFER AND LISTING		55

	ITEM 10. ADDITIONAL INFORMATION		56

	A.	Share Capital	56
	B.	Memorandum And Articles Of Association	57
	C.	Material Contracts	60

v

	D.	Exchange Controls	60
	E.	Taxation	61
	F.	Dividends And Paying Agents	70
	G.	Statement By Experts	70
	H.	Documents On Display	70
	I.	Subsidiary Information	70

	ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		71

	ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		71

PART III			71

	ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		71

	ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		71

	ITEM 15. CONTROLS AND PROCEDURES		71

	A.	Disclosure Controls And Procedures	71
	B.	Management's annual report on internal control over financial reporting	72
	C.	Attestation report of the registered public accounting firm	72
	D.	Changes in internal control over financial reporting	72

	ITEM 16. RESERVED		72

	ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		72

	ITEM 16B. CODE OF ETHICS		72

	ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		73

	A.	Audit Fees	73
	B.	Audit-Related Fees (1)	73
	C.	Tax Fees	73
	D.	All Other Fees	73
	E.	Audit Committee's Pre-Approval Policies and Procedures	73
	F.	Not applicable	73

	ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		73

	ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS		73

	ITEM 16F. CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT		74

	ITEM 16G. CORPORATE GOVERNANCE		74

	ITEM 16H. MINE SAFETY DISCLOSURE		74

PART IV			74

	ITEM 17. FINANCIAL STATEMENTS		74

ITEM 18. FINANCIAL STATEMENTS	74

ITEM 19. EXHIBITS	74

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following historical financial information should be read in conjunction with our audited financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects."  The Statement of Operations data for each of the three years ended December 31, 2011, 2010 and 2009 and selected balance sheet data as of December 31, 2011 and 2010 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 2008 and 2007 and selected balance sheet data for each of the years ended December 31, 2009, 2008 and 2007 are derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED FINANCIAL DATA
All figures in thousands of USD except share data	2011	2010	2009	2008	2007

Voyage revenues	94,787	126,416	124,370	228,000	186,986
Voyage expenses	(14,921)	-	(8,959)	(10,051)	(47,122)
Vessel operating expense – excl. depreciation expense presented below	(54,859)	(47,113)	(43,139)	(35,593)	(32,124)
General and administrative expenses	(15,394)	(15,980)	(14,819)	(12,785)	(12,132)
Depreciation	(64,626)	(62,545)	(55,035)	(48,284)	(42,363)
Loss on Contract	(16,200)	-	-	-	-
Net operating (loss) income	(71,213)	788	2,418	121,288	53,245

Interest income	1,187	632	614	931	904
Interest expense	(2,130)	(1,971)	(1,794)	(3,392)	(9,683)
Other financial (expense) income	(142)	(248)	(226)	17	(260)
Total other expenses	(1,085)	(1,587)	(1,406)	(2,443)	(9,039)
Net (loss) income	(72,298)	(809)	1,012	118,844	44,206

Basic (loss) earnings per share	(1.53)	(0.02)	0.03	3.63	1.56
Diluted (loss) earnings per share	(1.53)	(0.02)	0.03	3.62	1.56
Cash dividends declared per share	1.15	1.70	2.35	4.89	3.81
Basic weighted average shares outstanding	47,159,402	46,551,564	40,449,522	32,739,057	28,252,472
Diluted weighted average shares outstanding	47,159,402	46,551,564	40,449,522	32,832,854	28,294,997
Market price per common share as of December 31,	11.99	26.02	30.00	33.75	32.82

Other financial data:
Net cash (Used in) provided by operating activities	(12,163)	57,752	63,195	127,900	83,649
Dividends paid	54,273	79,728	95,431	165,886	107,349

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	24,006	17,221	30,496	31,378	13,342
Total assets	1,125,385	1,083,083	946,578	813,878	804,628
Total long-term debt	230,000	75,000	-	15,000	105,500
Common stock	473	469	422	344	300
Total shareholders' equity	867,563	992,955	934,084	788,586	672,105

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis. The recent upward trend in charter rates in the beginning of 2012 since the historical lows reached in 2009 may be short-lived. A reversal of the recent upward trend may adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters and the charter rates payable in respect of our 20 vessels currently operating in the spot market, or any renewal or replacement charters. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products,

•	supply of oil and oil products,

•	regional availability of refining capacity,

•	regional imbalances in production/demand,

•	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production,

•	the distance oil and oil products are to be moved by sea,

•	changes in seaborne and other transportation patterns, including changes in the distances over which oil and oil products are transported by sea,

•	weather and acts of God and natural disasters, including hurricanes and typhoons,

•	environmental and other legal and regulatory developments,

•	currency exchange rates,

•	competition from alternative sources of energy and from other shipping companies and other modes of transportation, and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers,

•	the number of tanker newbuilding deliveries,

•	the scrapping rate of older tankers,

•	conversion of tankers to other uses or conversion of other vessels to tankers,

•	the price of steel and vessel equipment,

•	the successful implementation of the phase-out of single-hull tankers,

•	technological advances in tanker design and capacity,

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of tankers,

•	the number of tankers that are out of service, and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. As of the date of this annual report, all of our operating vessels are in the Orion Tankers Pool, with Orion Tankers Ltd. as pool manager. This company is owned equally by us and Frontline Ltd. (NYSE:FRO). We are highly dependent on spot market charter rates. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably. If we are not profitable, we may not be able to meet our obligations, including making payments on any future indebtedness, or paying dividends. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, or alternatively lose this opportunity, should the rise be short-lived.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and then rising to approximately $92 per barrel as of the end of December 2010 and continuing to rise to approximately $100 by the end of December 2011.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, the current economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently operate a fleet of 20 vessels and all vessels are employed in the spot market. We are highly dependent on spot market charter rates.

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as our vessels will trade in the spot market. Seasonal variations in tanker demand will affect any spot market related rates that we may receive.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

Our vessels are evaluated for impairment continuously or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel is complex and requires us to make various estimates, including future freight rates and earnings from the vessel.  All of these items have been historically volatile. We evaluate the recoverable amount as the undiscounted estimated cash flow from the vessels over their remaining useful lives. If the recoverable amount is less than the carrying amount of the vessel and less than the estimated fair market value, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Since the global economic financial crisis that began in 2008, China's growth rate as determined by changes in its gross domestic product, or GDP, has been decreasing. The growth rate of China's GDP decreased to approximately 9.5% for the year ended December 31, 2011, as compared to approximately 10.3% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slower economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. During the economic downturn that began in 2008, the debt and equity capital markets were severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and weak economic conditions have made, and will likely continue to make it difficult to obtain financing. A weak state of global financial markets and economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our $500 million revolving credit facility, or the Credit Facility, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of the date of this annual report we have drawn down an aggregate of $250.0 million.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

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

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS.  The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

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

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination and trans-shipment points.  Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in loading, offloading or delivery, and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

Terrorist attacks such as those in New York on September 11, 2001, in Spain on March 11, 2004, in London on July 7, 2005, and in Mumbai in 2008, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.

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

From time to time, our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan and Iran.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions to additional activities to companies such as ours and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

Although we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, not to invest in our company. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our Credit Facility prohibits the declaration and payment of dividends if we are in default under the Credit Facility. We refer you to Item 5—Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Our Credit Facility for more details. We may not continue to pay dividends at rates previously paid or at all.

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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. We took delivery of four secondhand vessels from July 2009 to September 2011.  While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 11 years to 25 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

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

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate work permit granted by the Bermuda government. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new policy limiting the duration of work permits to six years, with certain exemptions for senior executives pursuant to the Incentives for Job Makers Act 2011.

An increase in operating costs would decrease earnings and dividends per share.

Under the spot charters of all of our operating vessels, we are responsible for vessel operating expenses. Our vessel operating expenses include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which fuels depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.

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

The Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under the Credit Facility or if we are otherwise in default under the Credit Facility,

•	incur additional indebtedness, including the issuance of guarantees,

•	create liens on our assets,

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

•	sell our vessels,

•	merge or consolidate with, or transfer all or substantially all of our assets to another person, or

•	enter into a new line of business.

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

We have entered into various contracts, including charter parties with our customers and our Credit Facility and from time to time, we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The charterers of our vessels pay us in U.S. Dollars. While we currently incur all of our expenses in U.S. Dollars, we have in the past incurred expenses in other currencies, most notably the Norwegian krone. Declines in the value of the U.S. dollar relative to the Norwegian krone, or the other currencies in which we may incur expenses in the future, would increase the U.S. Dollar cost of paying these expenses and thus would adversely affect our results of operations.

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

If we become subject to taxes in Bermuda after March 31, 2035, our net income and cash flow would decrease.

Under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax.  Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the common shares, debentures or other obligations of the Company, until March 31, 2035.  This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.

As an exempted company, the Company must pay to the Bermuda government an annual registration fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized share capital plus any share premium.

There is no stamp duty or other transfer tax payable upon the transfer of shares in the Company by shareholders that are non-resident in Bermuda.

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

We believe that we ceased to be a PFIC beginning with the 2005 taxable year. Based on our current and expected future operations, we believe that we are not currently a PFIC, nor do we anticipate that we will become a PFIC for any future taxable year.  As a result, non-corporate United States shareholders should be eligible to treat dividends paid by us in 2006 and thereafter as "qualified dividend income" which is subject to preferential tax rates (through 2012).

We expect to derive more than 25% of our income each year from our spot chartering or time chartering activities.  We also expect that more than 50% of the value of our assets will be devoted to our spot chartering and time chartering.  Therefore, since we believe that such income will be treated for relevant United States federal income tax purposes as services income, rather than rental income, we have taken, and will continue to take, the position that such income should not constitute passive income, and that the assets that we own and operate in connection with the production of that income, in particular our vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC in any taxable year.

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

A. History and Development of the Company

Nordic American Tankers Limited, or the Company, was founded on June 12, 1995 under the name Nordic American Tanker Shipping Limited under the laws of the Islands of Bermuda and we maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.  We are an international tanker company that currently owns 20 Suezmax tankers.  The Company was formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997.  In the autumn of 2004, the Company owned three vessels; at the end of 2005 the Company owned eight vessels; at the end of 2006 the Company owned 12 vessels; at the end of 2009 the Company owned 15 vessels; at the end of 2010 the Company owned 17 vessels; and at the end of 2011 the Company owned 20 vessels. We expect that the expansion process will continue over time and that more vessels will be added to our fleet.

In January 2009, the Company issued 3,450,000 common shares at $32.50 per share in a registered transaction. The net proceeds of the offering were used to fund further acquisitions under planning and for general corporate purposes.

In January 2009, the Company announced the acquisition of the vessel, Nordic Sprite, at the purchase price of $56.7 million. We took delivery of this vessel in February 2009 and it is currently chartered in the spot market.

In May 2009, the Company announced the acquisition of the vessel, Nordic Grace, at the purchase price of $57.0 million. We took delivery of this vessel in July 2009.

In May 2009, the Company issued 4,225,000 common shares at $32.00 per share in a registered transaction. The net proceeds of the offering were used to fund further acquisitions under planning and for general corporate purposes.

In October 2009, the Company announced the acquisition of the vessel, Nordic Mistral, for a purchase price of $51.5 million. We took delivery of this vessel in November 2009.

In November 2009, the Company announced the acquisition of the vessel, Nordic Passat, for a purchase price of $51.5 million. We took delivery of this vessel in March 2010.

In January 2010, the Company issued 4,600,000 common shares at $30.50 per share in a registered transaction. The net proceeds of the offering were used to fund acquisitions and for general corporate purposes.

In April 2010, the Company entered into agreements with Samsung Heavy Industries Co., Ltd. to build two Suezmax tankers of 158,000 dwt each.  The purchase prices of these two newbuilding vessels are $64.7 million and $64.7 million and we took delivery of the two newbuilding vessels in August 2011 and in November 2011.

In August 2010, we did not take delivery of the first of the two newbuilding vessels we agreed to acquire on November 5, 2007 because the vessel in our judgment was not in a deliverable condition as under the Memorandum of Agreement between the Company and the seller. The seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London, in October and November 2011. According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010. The seller originally claimed $26.8 million in compensation, which was the same amount as the outstanding loan balance between the Company and the seller as per December 31, 2010. However the first partial award was limited to $16.2 million. The Loss on Contract of $16.2 million was recognized as a subsequent event in our interim Statement of Operations for the nine months ended September 30, 2011, on Form 6-K filed on January 18, 2011 in connection with the follow-on offering. The recorded Loss on Contract did not have an impact on the Company's net cash flow.  On January 17, 2012, the arbitral tribunal granted the seller some of their legal costs in their final award decision.  We expect that the amount of legal fees of the seller will be approximately $1.2 million and the amount was included in our interim Statement of Operations for the nine months ended September 30, 2011.

In October 2010, Nordic Harrier (former Gulf Scandic) was redelivered, from a long-term bareboat charter agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel's condition on redelivery to us was far below the contractual obligation of the charterer. All drydock expenses are capitalized and were paid during 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with the charterer. The arbitration procedures have started and are expected to be finalized in 2013.

On June 1, 2011, in connection with our annual general meeting of shareholders held in Bermuda, our amended and restated bye-laws were approved and adopted.  We increased our authorized share capital from 51,200,000 common shares to 90,000,000 common shares, par value $0.01 per share.  As of the date of this annual report, we have 52,915,639 common shares issued and outstanding.  We also changed our legal name to Nordic American Tankers Limited.

On August 24, 2011, we took delivery of the Nordic Breeze and on November 8, 2011 we took delivery of the Nordic Zenith. Both vessels are 158,000 dwt Suezmax newbuilding tankers built at Samsung Heavy Industries Co. Ltd., South Korea as part of the agreements entered into in April 2010.

In September 2011, the Company announced the acquisition of the vessel, Nordic Aurora, at the purchase price of $24.5 million. We took delivery of this vessel in September 2011 and it is currently chartered in the spot market or on spot market-related charters.

In November 2011, the Company's board of directors declared a dividend of $0.30 per share for the third quarter of 2011.  The dividend was paid on December 2, 2011 to shareholders of record as of November 23, 2011.

In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager.  This company is owned equally by us and Frontline Ltd. (NYSE:FRO).  In mid-November, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously within Gemini Tankers LLC.

In January 2012, the Company issued 5,500,000 common shares at the price of $15.57 per share in a registered transaction. The net proceeds of the offering are expected to be used to fund future acquisitions and for general corporate purposes.

In February 2012, the Company's board of directors declared a dividend of $0.30 per share for the fourth quarter of 2011.  The dividend was paid on March 2, 2011 to shareholders of record as of February 23, 2012.

B. Business Overview

We are an international tanker company that owns 20 double-hull Suezmax tankers that average approximately 156,000 dwt each. We chartered all of our vessels in the spot market pursuant to a cooperative arrangement with Gemini Tankers LLC until November 24, 2011.  In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager and our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC.

OUR FLEET

Our current fleet consists of 20 double-hull Suezmax tankers and all of our vessels are employed in the spot market pursuant to our cooperative arrangement with Orion Tankers Ltd.

Vessel	Yard	Built	Deadweight Tons	Delivered to NAT
Nordic Harrier	Samsung	1997	151,475	August 1997
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,400	December 1997
Nordic Voyager	Dalian New	1997	149,591	November 2004
Nordic Freedom	Daewoo	2005	163,455	March 2005
Nordic Fighter	Hyundai	1998	153,328	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Saturn	Daewoo	1998	157,332	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006
Nordic Apollo	Samsung	2003	159,999	November 2006
Nordic Moon	Samsung	2002	159,999	November 2006
Nordic Cosmos	Samsung	2003	159,998	December 2006
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai	2010	163,000	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011

During 2011, our fleet increased by three vessels, including two newbuilding vessels that we took delivery of from Samsung Heavy Industries Co., Ltd. pursuant to agreements that we entered into in April 2010.

OUR CHARTERS

It is our policy to operate our vessels either in the spot market, on time charters or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We may consider charters at fixed rates depending on market conditions.

We currently operate all of our 20 vessels in the spot market through a cooperative arrangement with other vessels that are not owned by us.

Spot Market

Spot Charters: Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a voyage charter, revenue is generated from freight billing, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. For vessels operating in the spot market other than through the pool (described below), the vessels will be operated by the pool manager. Under this type of employment, the vessel's revenues are not included in the profit sharing of the participating vessels in the pool. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations.  See note 2 to our audited financial statements for further information concerning our accounting policies.

During 2011, we temporarily operated six vessels in the spot market through the pool manager of the cooperative arrangement. No vessels were operated in the spot market through cooperative arrangements during 2010.

Cooperative Arrangements: The pool manager of the cooperative arrangements has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. Revenue is generated from freight billing, as the pool manager is responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. The pool manager employs the vessels in the pool under a contract with a particular charterer for a number of voyages, with each single voyage or contract of carriage being performed by a pool vessel after nomination by the pool manager. Each participant in the pool shall, in relation to each of its vessels, maintain the vessel in a seaworthy condition and to defined technical and operational standards and obtain and maintain the required number of vettings. The owners of the participating vessels remain responsible for the technical costs including crewing, insurance, repair and maintenance, financing and technical management of their vessels. The revenues, less voyage expenses, or "net pool earnings" of all of the vessels are aggregated and divided by the actual earning days each vessel is available during the period. The Company has considered it appropriate to present this type of arrangement on a net basis in the Statements of Operations.  See Note 2 to our audited financial statement.

If a vessel does not temporarily comply with the pool requirements, the vessel will continue to be operated in the spot market by the pool manager, as described above under "Spot Charters."

Until June 30, 2010, Frontline Ltd. (NYSE:FRO) and the private Stena Group of Sweden provided commercial management services for all of the Company`s vessels trading in the spot market.  From July 1, 2010 until November 2011, we placed all of our vessels in a spot market cooperation with Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation (NYSE: TK), together with us were the main owners of the participating vessels.

In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager. This company is owned equally by us and Frontline Ltd.  In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC.

Time Charters

No vessels were employed on time charters during 2011 and 2010.

Bareboat Charters

Under a bareboat charter, the charterer is responsible for operating and maintaining the vessel and for paying all operating costs and expenses with respect to the vessel.

No vessels were employed on bareboat charters during 2011.  During the year ended December 31, 2010, two of our vessels were employed on bareboat charters that expired in June 2010 and October 2010, respectively.

Management Agreement

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. ("Manager"). The Manager is owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. Under the management agreement ("Management Agreement"), the Manager has the daily, administrative commercial and operational responsibility for our vessels and is generally required to manage our day-to-day business according to our objectives and policies as established and directed by the Board of Directors. All decisions of a material nature concerning our business are taken by the Board of Directors. The Management Agreement shall terminate on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement shall always be ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

For its services under the Management Agreement, the Manager is reimbursed for all of its costs incurred plus a management fee of $500,000 per annum for the total fleet. The management fee was increased from $350,000 to $500,000 per annum on December 1, 2011 for the total fleet. In order to align the Manager's interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive restricted common shares in order to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares.

In connection with ten follow-on offerings, we have issued a total of 1,050,221 restricted shares to our Manager pursuant to the Management Agreement. These restricted shares are primarily non-transferable for three years from the date of issuance, except for a total of 149,183 restricted shares that are non-transferable for six years from the date of issuance.

In 2011, the Board of Directors approved a new incentive plan, which we refer to as the 2011 Equity Incentive Plan, under which a maximum of 400,000 common shares were reserved for issuance.  A total of 400,000 restricted common shares that are subject to vesting have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. A total of 174,000 restricted shares were allocated to the Manager. The vesting period is four-year cliff vesting for 100,000 shares and five-year cliff vesting for 74,000 shares, that is, none of these shares may be sold during the first four or five years after the date the shares were granted, as applicable, and the shares are forfeited if the grantee discontinues working for the Company before that time. The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period.

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

We have agreed to defend, indemnify and hold the Manager and its affiliates (other than us and our subsidiaries that we may form in the future), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by the Manager or any such affiliates based upon a claim by or liability to a third party arising out of the operation of our business, unless due to the Manager's or such affiliates' fraud or dishonesty.

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

Commercial and Technical Management Agreements

The Company has outsourced the commercial and technical management of its vessels to third-party companies operating under the supervision of the Manager.  The compensation under the commercial and technical management agreements is in accordance with industry standards.

Commercial management agreements:  Until June 30, 2010, Frontline Ltd. and the private Stena Group of Sweden provided commercial management services for all the Company`s vessels trading in the spot market. In March 2010 the Company announced that it decided to place all of its vessels in a spot market cooperation with Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation, together with us were the main owners of the participating vessels. The Gemini Tankers LLC, cooperative arrangement commenced on July 1, 2010.

In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager. This company is owned equally by us and Frontline Ltd.  In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC.

Technical management agreements: The ship management firm of V.Ships Norway AS or V.Ships provides the technical management for 14 of the Company's vessels. The ship management firm of Colombia Shipmanagement Ltd, Cyprus provides the technical management for four of the Company's vessels. The ship management firm DSD Shipping AS, Norway, provides the technical management for one of the Company's vessels. The ship management firm Hellespont Ship Management GmbH & Co KG, Germany provides the technical management for one of the Company's vessels.

Share-based Compensation Plans

Management Agreement: In order to align the Manager's interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive restricted common shares in order to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares.

2004 Stock Incentive Plan: As of December 31, 2010, the Company had a share-based compensation plan that had been active since 2004. The plan was cancelled in 2011. Total compensation cost related to the 2004 Stock Incentive Plan was $0.06 million for the year ended December 31, 2010, and was recorded within "General and Administrative expense" in the Statement of Operations. All the restricted shares to employees and non-employees had vested by the end of 2010.

2011 Equity Incentive Plan: In 2011, the Board of Directors approved a new incentive plan under which a maximum of 400,000 common shares were reserved for issuance. A total of 400,000 restricted common shares that are subject to vesting have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. The vesting period is four-year cliff vesting period for 326,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues to work for the  Company  before that time.  The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period. The Board considers this arrangement to be in the best interests of the Company.

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

THE 2011 TANKER MARKET (Source: Fearnleys)

Based on data for 2011, it was the worst year for the freight market for all types and sizes of tankers in almost a decade. In 2002, freight rates were periodically lower than in 2011, but the downturn lasted for a shorter period of time, and, more importantly, bunker costs were approximately 75% lower in 2002 compared to 2011. As a result of bunker prices, earnings on a time charter equivalent basis for the largest vessels have been negative for a large part of the year whereas Suezmax earnings have been positive. Normally, time charter equivalents are calculated on the basis of normal service speed and corresponding bunker consumption, but more recently, due to speed optimization, time charter equivalents for the largest vessels have been above zero as well.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity and the types of cargoes carried.  A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the Very Large Crude Carrier ("VLCC"), whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of about $5,400 per day during 2011, or about 80% lower than in 2010. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $16,200 per day during the same period, down from $28,500  in the year 2010. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were about $10,600 per day compared with $15,500 per day in the year 2010.  2011 has been more challenging for owners than the weak tanker market in the year 2010. The earnings estimates used in this section are based on service speed and consumption. As most owners currently operate their vessels as economically as possible, i.e., by slow steaming, actual earnings are somewhat higher than those above. Earnings have periodically stayed far below operating costs resulting in substantial operating losses for many companies. Suezmax tankers have generally generated earnings above operating costs. Asset values in 2011 compared to 2010 for Suezmax tankers declined the least of the three main crude tanker segments.

Preliminary estimates for seaborne crude oil trade, measured in tonne-miles, indicate a decrease of about 2.0% in 2011 compared to 2010. Measured by volume, the decrease is estimated to be about 2.5%, indicating an increase in average distances. Crude oil imports to the U.S. show a decrease of about 3.3% compared to 2010. Based on 10 months seaborne trade statistics, transportation work during this period fell by 3.9% compared to the first 10 months of 2010. This indicates reduced average distances in combination with increased over land imports from Canada. In East Asia, Chinese crude oil imports have stagnated in 2011 whereas Korean crude oil imports have increased and Japanese and Taiwanese imports are down.

In 2011, a total of 60 VLCCs and 43 Suezmax tankers have been delivered from yards. The Suezmax fleet is expected to expand by 11.5% and the VLCC fleet by 11.1% (both measured by deadweight tons) in 2012. In total, net tanker fleet growth is estimated to be 8.0% in 2012.

The sale and purchase market for tankers, measured by the number of transactions, is expected to decrease compared with 2010. In 2011, about 225 tankers have been sold compared to 269 in 2010.  Prices are down across the tanker market and, since the end of 2010, prices have declined between 9% and 44%.

The International Energy Agency (IEA), according to its November 2011 report, expects global demand for oil to increase by an estimated 1.2% in 2012. With the current financial turmoil, especially in Europe, and continued challenging times in the U.S. (despite falling unemployment and increased activity in the industry and construction sector) Fearnleys is quite uncertain about market developments for tankers in 2012. Following a period of rising inflation and numerous actions to restrict credit, the Chinese government has recently eased restrictions somewhat in order to stimulate domestic demand.  However, the two main areas of Chinese economic activity – the real estate sector and exports – are expected to slow down in 2012. Fearnleys does not expect any significant increase in Chinese crude oil imports in 2012.

The Tanker Market 2012

The tanker market in 1q2012 has been stronger than what was experienced in the last few quarters. Increased Libyan exports and a relative healthy market in the Atlantic basin has contributed to a busy market. Towards the end of the quarter, the market lost some of its momentum. The current feright environment in the beginning of second quarter may be characterized as weaker, however being subject to volatility. The Company does not predict future spot rates.

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

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution .  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

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

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. Vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels.  OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard's for each of our vessels as required to have one.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

We expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011, the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code").

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

•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until an ISSC is obtained, or may be expelled from port, or refused entry at port.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  The classification society may grant a one-year grace period for completion of the special survey.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register of Shipping, American Bureau of Shipping, Det norske Veritas and Germanischer Lloyd. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $250,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal, with deductibles of $100,000 per vessel per incident. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage, except for pollution, is unlimited.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. Since July 1, 2010 and until mid-November 2011, our vessels were employed in a spot market arrangement with Gemini Tankers LLC, of where Frontline Ltd., Teekay Corporation, and we were the main owners of the participating vessels. The cooperative arrangement was managed and operated by Gemini Tankers LLC. In November 2011, the Orion Tankers pool was established, with Orion Tankers Ltd. as pool manager. Orion Tankers Ltd. is owned equally by us and Frontline Ltd., and therefore a related party of the Company. In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC.

We currently operate all of our vessels in spot market cooperations with other vessels that are not owned by us. These arrangements are managed and operated by Orion Tanker Ltd as pool manager. The pool manager has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax class size. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

C. Organizational Structure

Prior to September 30, 1997, the Company was a wholly owned subsidiary of Ugland Nordic Shipping ASA, or UNS, a Norwegian shipping company whose shares were listed on the Oslo Stock Exchange.  On September 30, 1997, 11,731,613 warrants for the purchase of the Company's common shares, which had been sold to the public in 1995, were exercised.  Until May 30, 2003, UNS acted as the Manager, and provided managerial, administrative and advisory services to the Company pursuant to the Management Agreement.  Since May 30, 2003, Scandic American Shipping Ltd. has acted as the Company's Manager, and provides such services pursuant to the Management Agreement.  The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company.  See Item 4—Information on the Company—Business Overview—The Management Agreement.

D. Property, Plants and Equipment

See Items 4–Information on the Company–Business Overview–Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the Credit Facility.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis should be read in conjunction with our historical financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this annual report.

A. Operating Results

We present our Statement of Operations using voyage revenues and voyage expenses. During the year ended December 31, 2011, all of our vessels were employed in the spot market.  During the year ended December 31, 2010, two of our vessels were employed on bareboat charters that expired in June 2010 and October 2010 and the rest of our fleet was operated in the spot market. Under a bareboat charter, the charterer pays substantially all of the vessel voyage expenses. Under a spot charter, the vessel owner pays all vessel voyage expenses. Vessel voyage expenses consist primarily of fuel, port charges and commissions.  Under our cooperative arrangement, the pool manager employs the vessels in the pool under a contract with a particular charterer for a number of voyages, with each single voyage or contract of carriage being performed by a pool vessel after nomination by the pool manager. The earnings of all of the vessels are aggregated and divided by the actual earning days each vessel is available during the period. For further information, see "Item 4.B—Business Overview—Our Charters."

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

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

	Year Ended December 31,
All figures in USD '000	2011	2010	Variance
Voyage Revenue	94,787	126,416	(25.0%)
Voyage Expenses	(14,921)	-	-
Net Voyage Revenues	79,866	126,416	(36.8%)
Vessel Operating Expenses	(54,859)	(47,113)	(16.4%)
General and Administrative Expenses	(15,394)	(15,980)	3.7%
Depreciation Expense	(64,626)	(62,545)	(3.3%)
Loss on Contract	(16,200)	-	-
Net Operating (Loss) Income	(71,213)	778
Interest Income	1,187	632	87.8%
Interest Expense	(2,130)	(1,971)	(8.1%)
Other Financial Expense	(142)	(248)	42.7%
Net (Loss) Income	(72,298)	(809)	-

	Year Ended December 31,
All figures in USD '000	2011	2010	Variance
Voyage Revenue – net pool earnings	76,618	119,598	(35.9%)
Voyage Revenue – gross freight	18,169	-
Bareboat Revenue	-	6,818
Total Voyage Revenue	94,787	126,416	(25.0%)
Less Bareboat Revenue	-	(6,818)
Less Voyage expenses – gross voyage expenses	(14,921)	-
Total TCE revenue	79,866	119.598	(33.2%)
Vessel Calendar Days (1)	6,367	5,732	11.1%
Less bareboat days	-	395
Less off-hire days (2)	116	101	14.9%
Total TCE days	6,251	5,236	19.4%
TCE Rate per day (3)	$12,777	$22,841	(44.1%)
Total Days – vessel operating expenses	6,370	5,337	19.4%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)
Nordic Harrier (former Gulf Scandic) was redelivered from a bareboat charter in October 2010 and went directly into drydock for repairs. The drydock period was completed in late April 2011 and the vessel was employed in the spot market pursuant to cooperative arrangements on May 1, 2011. The calendar days and the off-hire days in connection with the drydock period of the Nordic Harrier are not included in this table because the vessel had not operated in the spot market prior to May 1, 2011 and as a result, the number of calendar and off-hire days would not have an impact on the comparison of TCE rate per day.

(3)	Time Charter Equivalent, ("TCE"), results from Total TCE revenue divided by Total TCE days

Voyage revenue decreased by 25.0% to $94.8 million for the year ended December 31, 2011, from $126.4 million for the year ended December 31, 2010. The decrease in voyage revenue was primarily the result of a decrease in net pool earnings by 35.9% to $76.6 million for the year ended December 31, 2011, from $119.6 million for the year ended December 31, 2010, due to a decline in spot market rates. The decrease in net pool earnings was offset by an increase in TCE days of 19.4% for the year ended December 31, 2011 from 2010, due to the expansion of the fleet by three vessels in 2011 and TCE days for a whole year for the vessels delivered in 2010.

Voyage expenses were $14.9 million for the year ended December 31, 2011, compared to $0.0 million for the year ended December 31, 2010. The voyage expenses of $14.9 million for the year ended December 31, 2011 is related to the six vessels we temporarily operated in the spot market where the Company was the principal of the vessel's activities. During 2010 we did not operate as principal of the vessel's activities. Vessels chartered for a single voyage are presented in the Statement of Operations on a gross basis. The gross freight achieved on these voyages is included in the voyage revenue. Revenues for vessels employed pursuant to a cooperative arrangement are presented net of voyage expenses.

Net voyage revenues were $79.9 million for the year ended December 31, 2011 compared to $126.4 million for the year ended December 31, 2010, representing a decrease of 36.8%. The decrease in net voyage revenues was primarily the result of a decrease in the spot market rates for the period. Average TCE rate was $12,777 per day for the year ended December 31, 2011 compared to $22,841 per day for the year ended December 31, 2010, representing a decrease of 44.1%. The decrease in net voyage revenues was offset by an increase in revenue days of 19.4%, due to expansion of the fleet by three vessels in 2011 and revenue days for a whole year for the vessels delivered in 2010.

Vessel operating expenses, or operating expenses, were $54.9 million for the year ended December 31, 2011 compared to $47.1 million for the year ended December 31, 2010, an increase of 16.4%. The increase in operating expenses for the year ended December 31, 2011 compared to 2010 was a result of an increase in operating days of 19.4%, due to expansion of the fleet by three vessels in 2011 and operating days for a whole year for the vessels delivered in 2010. The increase in operating expenses was offset by a decrease in the average operating expenses per day of $8,600 for the year ended December 31, 2011, from $8,800 per day for the year ended December 31, 2010. The decrease in average operating expenses per day is a result of our high focus on limiting costs and the cost synergies created by operating a homogenous fleet.

General and administrative expenses were $15.4 million for the year ended December 31, 2011 compared to $16.0 million for the year ended December 31, 2010, which resulted in a decrease of 3.7%. The decrease of $0.6 million in general and administrative expenses during 2011 as compared to 2010, is a result of a decrease of $2.2 million related to share-based compensation and pension costs, offset by an increase of $0.9 million related to the arbitration procedures for the Nordic Galaxy and of $0.7 million related to the increase in expenses primarily due to expansion of the fleet by three vessels in 2011. General and administrative expenses for the year ended December 31, 2011, include $3.1 million in expenses related to share-based compensation and pension costs as compared to $5.3 million for the year ended December 31, 2010. The decrease in general and administrative expenses of $2.2 million related to share-based compensation and pension cost for the year ended December 31, 2011 compared to the year ended December 31, 2010, is a result of a decrease in costs of $2.8 million related to the issuance of restricted shares to the Manager after a follow-on offering that was conducted in 2010 under the management agreement as compared to no such costs in 2011. In addition, a decrease in costs of $0.7 million in 2011 under deferred compensation plan is a result of foreign currency exchange fluctuations related to the deferred compensation agreements which are denominated in Norwegian Kroner and the financial assumption of the agreements. We had an increase in expenses in 2011 of $1.3 million related to restricted shares issued under the 2011 Equity Incentive Plan.

Depreciation expenses were $64.6 million for the year ended December 31, 2011 compared to $62.5 million for the year ended December 31, 2010 which is an increase of 3.3%.  The increase in depreciation expenses is a result of an increase of $5.9 million in the total depreciation of vessels due to the expansion of our fleet by three vessels during 2011 and the inclusion of the depreciation for a whole year of the vessels delivered in 2010, offset by a decrease in amortization expenses of drydocking costs of $3.8 million related to capitalized drydocking expenses that were fully amortized during 2010.

Loss on Contract was $16.2 million for the year ended December 31, 2011. Loss on Contract is a result of the award granted by the arbitral tribunal related to the arbitration involving the Nordic Galaxy. Even though the result of the arbitration could have been more advantageous for the Company, we are satisfied that a ship that did not meet our specifications did not enter our fleet. For further details, see Note 9 of our audited financial statements.

Net operating loss was $71.2 million for the year ended December 31, 2011 compared to net operating income of $0.8 million for the year ended December 31, 2010. The increase in net operating loss of $70.4 million was primarily a result of a decrease in net voyage revenue of $46.6 million due to a decrease in spot market rates, an increase of vessel operating expenses of $7.7 million and an increase of depreciation expenses of $2.1 million due to an increase in operating days as well as the Loss on Contract of $16.2 million from the result of the award granted by the arbitral tribunal related to arbitration involving the Nordic Galaxy.

Interest income was $1.2 million for the year ended December 31, 2011 and $0.6 million for the year ended December 31, 2010. Interest income of $1.2 million was derived from the loan furnished from the Company to the seller of the Nordic Galaxy, which the Company did not take delivery of in August 2010. For further details, see Note 9 of our audited financial statements.

Interest expenses were $2.1 million for the year ended December 31, 2011 compared to $2.0 million for the year ended December 31, 2010. The increase in interest expenses is primarily the result of an increase in amounts borrowed under the Credit Facility and an increase in interest rates during 2011 compared to 2010.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

All figures in USD '000	2010	2009	% Change
Voyage Revenue	126,416	124,370	1.6%
Voyage Expenses	-	(8,959)
Net Voyage Revenues	126,416	115,411	9.5%
Vessel Operating Expenses	(47,113)	(43,139)	9.2%
General and Administrative Expenses	(15,980)	(14,819)	7.8%
Depreciation Expense	(62,545)	(55,035)	13.6%
Net Operating Income	778	2,418	(67.8)%
Interest Income	632	614
Interest Expense	(1,971)	(1,794)
Other Financial Income (Expense)	(248)	(226)
Net Income	(809)	1,012	(179.9)%
Revenue days (1)	5,631	4,788	17.6%

(1)           As of December 31, 2010, revenue days consisted of 395 days related to the two vessels employed on bareboat charters, and 5,236 days related to vessels employed in the spot market. The Nordic Harrier (former Gulf Scandic) was redelivered to the Company on October 20, 2010 and went directly into drydock for repairs. The vessel commenced operations in May 2011.  Revenue days for the year ended December 31, 2009 consist of 365 days related to one vessel employed on bareboat charter and 4,423 days related to vessels employed in the spot market.

Voyage revenues increased by 1.6% from $124.4 million for the year ended December 31, 2009 to $126.4 million for the year ended December 31, 2010. Voyage expenses decreased by 100% to $0.0 million in 2010 from $9.0 million in 2009. The increase in net voyage revenues was primarily the result of an increase in revenue days due to expansion of the fleet by one vessel in 2010 and vessels delivered in 2009 in operation the whole year 2010, offset by a decrease in the spot market rates for the period. The average spot market rate for our fleet during 2010 was $22,800 per day compared to $24,600 per day during 2009.

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

General and administrative expenses were $16.0 million for the year ended December 31, 2010 compared to $14.8 million for the year ended December 31, 2009, an increase of 7.8%. The increase of general and administrative expenses is a result of an increase in employees by the manager, a one-time bonus of $0.9 million spread across all employees of the Company, and the Manager, including a total of $0.1 million to non-executive members of the Board, and a one-time charge of $1.5 million related to direct costs of the newbuilding Nordic Galaxy we did not take delivery of in August 2010. The general and administrative expenses in 2010 include a non-cash charge related to stock-based compensation to our Manager, Scandic American Shipping Ltd., or the Manager, of $2.8 million related to one follow-on offering in 2010, and costs of $2.5 million related to the deferred compensation plan for the Company`s CEO and CFO. The general and administration expenses in 2009 include a non-cash charge related to stock-based compensation to our manager, Scandic American Shipping Ltd., or the Manager, of $5.4 million related to two follow-on offerings in 2009, and costs of $1.6 million related to the deferred compensation plan for the Company's CEO and $0.2 million related to the outstanding stock options awards under the 2004 Stock Incentive Plan which were cancelled in August 2009. The outstanding stock options awards under the 2004 Stock Incentive Plan were cancelled in exchange for a payment equal to the difference between the strike price of the options and the closing price per share for the Company's shares on the New York Stock Exchange. The compensation resulted in a cash outlay of $2.3 million for the Company. For further details of the management agreement and administrative expenses we refer you to the section "The Management Agreement" on page 23 and Note 3 of our audited financial statements included herein.

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

Interest expense was $2.0 million for the year ended December 31, 2010 compared to $1.8 million for the year ended December 31, 2009. The increase in interest expenses is primarily the result of the drawdown made in June 2010 of $200 million, offset by a lower interest rate on the Credit Facility during 2010 compared to 2009.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

B. Liquidity and Capital Resources

Our Credit Facility

The Company has a $500 million revolving credit facility, which is referred to as the Credit Facility.

The Company entered into the Credit Facility in September 2005. During 2006, the Company increased the Credit Facility from $300 million to $500 million, and in March 2008, the term was extended from September 2010 to September 2013. All other terms remained unchanged.

The Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lenders and there is no repayment obligation of the principal during the five-year term. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Borrowings under the Credit facility are secured by first priority mortgage over the Company's vessels and assignment of earning and insurance.

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

The Credit Facility provides that we may not pay dividends if following such payment we would not be in compliance with certain financial covenants or there is a default under the Credit Facility.  The undrawn amount of this facility as of December 31, 2011 and December 31, 2010 was $270.0 million and $425.0 million, respectively.  The Company was in compliance with its loan covenants for the year ended December 31, 2011 and December 31, 2010, respectively.

Cash Flow

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Cash flows (used in) provided by operating activities decreased to ($12.2) million for the year ended December 31, 2011 from $57.8 million for the year ended December 31, 2010. The decrease in cash flows provided by operating activities is primarily due to lower spot market rates and an increase of vessel operating expenses due to the expansion of the fleet in December 2010 and during 2011.

Cash flows used in investing activities decreased to $81.8 million for the year ended December 31, 2011 compared to $202.8 million for the year ended December 31, 2010. The cash flows used in investing activities for the year ended December 31, 2011 consists primarily of payments made in connection with the drydocking of the Nordic Harrier and in connection with the delivery of the Nordic Breeze, the Nordic Aurora and the Nordic Zenith. The cash flows used in investing activities for the year ended December 31, 2010 were primarily a result of the expansion of our fleet by two vessels in 2010, a loan to the sellers of the Nordic Galaxy of $8.4 million which we did not take delivery of, and advances related to the two newbuildings that were delivered to us in August 2011 and in November 2011.

Cash flows provided by financing activities decreased to $100.7 million for the year ended December 31, 2011 compared to cash flow provided by financing activities of $131.8 million for the year ended December 31, 2010. The financing activities for the year ended December 31, 2011 are the net proceeds from the drawdown of $155.0 million under the Credit Facility less $54.3 million paid in dividends. The financing activities for the year ended December 31, 2010 represent proceeds from the follow-on offering of $136.5 million and the net proceeds from a drawdown of $75.0 million under the Credit Facility less $79.7 million paid in dividends.

During 2012, eight of the Company's vessels are required, as part of the class renewal survey, to be drydocked for overhaul repair and maintenance.  The total off-hire days is estimated to be 160 days and drydocking costs are estimated to be $16.0 million. These drydocking costs are to be financed through the financial resources of the Company. Management believes that the Company's working capital is sufficient for its present requirements.

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

Cash flows used in investing activities increased to $202.8 million for the year ended December 31, 2010 compared to $190.3 million for the year ended December 31, 2009. The cash flows used in investing activities for the year ended December 31, 2010 are primarily a result of expansion of our fleet by two vessels delivered to us in 2010, loan to sellers of $8.4 million related to the newbuilding Nordic Galaxy that we did not take delivery of, and to advances related to the two newbuildings that are expected to be delivered to us in September 2011 and in December 2011. The cash flow used in investing activities during 2009 is primarily a result of expansion of our fleet by three vessels delivered to us in 2009, and loan to the sellers related to the two newbuildings which were expected to be delivered to us in 2010.

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

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company – Business Overview – The 2011 Tanker Market.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure Of Contractual Obligations

The Company's contractual obligations as of December 31, 2011, consist of our obligations as borrower under our Credit Facility, the Management Agreement with Scandic American Shipping Ltd., and our deferred compensation agreement for our Chairman, President and CEO and our Chief Financial Officer.

The following table sets out long-term financial, commercial and other obligations outstanding as of December 31, 2011 (all figures in thousands of USD).

PART II

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	230,000	-	230,000	-	-
Interest Payments (2)	12,246	4,536	7,709	-	-
Commitment Fees (3)	1,556	576	980	-	-
Management Fees (4)	5,000	500	1,000	1,000	2,500
Deferred Compensation Agreement (5)	9,876	-	-	-	9,876
Total	258,678	5,613	239,689	1,000	12,376

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2011.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2011.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2011.
(4)	Refers to the management fees payable to Scandic American Shipping Ltd. under the Management Agreement as of December 31, 2011.
(5)	Refers to estimated deferred compensation agreements payable to the Company's CEO and CFO as of December 31, 2011.

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

Revenue and voyage expense

Revenues and voyage expenses are recognized on an accruals basis. Revenues are generated from spot charters, cooperative arrangements and bareboat charter hires.

Voyage revenues and voyage expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs when incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Spot Charters: Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a voyage charter revenue is generated from freight billing, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. For vessels operating in the spot market other than through the pool (described below under "Cooperative arrangement"), the vessels will be operated by the pool manager.  Under this type of employment, the vessel's revenues are not included in the profit sharing of the participating vessels in the pool. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations.  See note 2 to our audited financial statements for further information concerning our accounting policies.

During 2011, we temporarily operated six vessels in the spot market through the pool manager of the cooperative arrangement. No vessels were operated in the spot market through cooperative arrangements during 2010.

Cooperative arrangement: The pool manager of the cooperative arrangements has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. Revenue is generated from freight billing, as the pool manager is responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. The pool manager employs the vessels in the pool under a contract with a particular charterer for a number of voyages, with each single voyage or contract of carriage being performed by a pool vessel after nomination by the pool manager. Each participant in the pool shall, in relation to each of its vessels, maintain the vessel in a seaworthy condition and to defined technical and operational standards and obtain and maintain the required number of vettings. The owners of the participating vessels remain responsible for the technical costs including crewing, insurance, repair and maintenance, financing and technical management of their vessels. The revenues, less voyage expenses, or net pool earnings of all of the vessels are aggregated and divided by the actual earning days each vessel is available during the period. The Company has considered it appropriate to present this type of arrangement on a net basis in the Statements of Operations.  See Note 2 to our audited financial statement.

If a vessel does not temporarily comply with the pool requirements, the vessel will continue to be operated in the spot market by the pool manager, as described above under "Spot Charters".

Long-lived assets

A significant part of the Company's total assets consists of our vessels. The oil tanker market is highly cyclical and the useful lives of our vessels are principally dependent on the technical condition of our vessels and other factors, such as future market demand for oil and future market supply of tanker capacity.

Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included into each vessel's cost based on the weighted average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

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

Drydocking

The Company's vessels are required to be drydocked approximately every 30 to 60 months. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the in dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.  Consistent with prior periods, the Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures accordingly.

Vessel Impairment

The carrying values of the Company's vessel may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical.  Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired.  The amount of the impairment is measured as the difference between the carrying value and the fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. In developing estimates for future cash flows, the Company must make assumptions about future spot market rates, vessel operating expenses and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations and are highly subjective.

The Total Fleet – Comparison of Carrying Value versus Fair Market Value: During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the market value of certain of our vessels may have declined below those vessels` carrying value. We did not impair those vessels` carrying value under our accounting impairment policy, as we believe the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed the vessels' carrying amounts. Factors and conditions which could impact our estimates of future cash flows of our vessels include:

•	Declines in prevailing market charter rates;

•	Changes in behaviors and attitudes of our charterers towards actual and preferred technical, operational and environmental standards; and

•	Changes in regulations over the requirements for the technical and environmental capabilities of our vessels.

Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind, and are held for use. Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. There is very low liquidity in the secondhand market for our type of vessels. Based on our unique business model, we believe that a more proper measure for the value of our fleet is the implied value expressed by the stock price.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, (ii) which of those vessels we believe has a market value, based on shipbrokers reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. We believe that the future undiscounted cash flows expected to be earned by each of our vessels exceed the carrying values as of December 31, 2011, and accordingly, have not recorded an impairment charge.

Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ millions
Nordic Harrier*	1997	151,475	August 1997	35.2
Nordic Hawk *	1997	151,475	October 1997	32.4
Nordic Hunter*	1997	151,400	December 1997	33.2
Nordic Voyager*	1997	149,591	November 2004	42.5
Nordic Freedom*	2005	163,455	March 2005	62.1
Nordic Fighter*	1998	153,328	March 2005	45.5
Nordic Discovery*	1998	153,328	August 2005	48.2
Nordic Saturn*	1998	157,332	November 2005	47.2
Nordic Jupiter*	1998	157,411	April 2006	49.1
Nordic Apollo*	2003	159,999	November 2006	62.7
Nordic Moon*	2002	159,999	November 2006	64.2
Nordic Cosmos*	2003	159,998	December 2006	64.1
Nordic Sprite*	1999	147,188	February 2009	47.4
Nordic Grace*	2002	149,921	July 2009	50.4
Nordic Mistral*	2002	164,236	November 2009	46.3
Nordic Passat*	2002	164,274	March 2010	47.1
Nordic Vega*	2010	163,000	December 2010	87.7
Nordic Breeze*	2011	158,597	August 2011	66.3
Nordic Aurora	1999	147,262	September 2011	24.3
Nordic Zenith*	2011	158,645	November 2011	66.9

*Indicates vessel for which we believe that the carrying value of the vessel exceeds the fair market value, based on uncertain estimates by shipbrokers as of December 31, 2011. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value by approximately $325 million.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to note 2 in the audited financial statements included in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors And Senior Management

Directors and Senior Management of the Company and the Manager

Pursuant to the Management Agreement with Scandic American Shipping Ltd., or the Manager, the Manager provides administrative, commercial and operational services to us. The Manager is owned by a company controlled by Herbjørn Hansson, our Chairman and Chief Executive Officer and his family. The Manager may engage in business activities other than with respect to the Company.

Set forth below are the names and positions of the directors of the Company and senior management of the Company and the Manager. The directors of the Company are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective Board of Directors and hold office until a successor is elected.

The Company

Name	Age	Position
Herbjørn Hansson	64	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	57	Vice Chairman, Director and Audit Committee Chairman
Turid M. Sørensen	51	Chief Financial Officer
Jan Erik Langangen	61	Executive Vice President – Business Development and Legal and Director
Rolf Amundsen	67	Chief Investor Relations Officer
Hon. Sir David Gibbons	84	Director and Audit Committee Member
Paul J. Hopkins	64	Director
Richard H. K. Vietor	66	Director
Jim Kelly	58	Director and Audit Committee Member

The Manager

Name	Age	Position
Herbjørn Hansson	64	Chairman and Chief Executive Officer
Frithjof Bettum	50	Senior Vice President Technical Operations
Janne O. Foyn	41	Financial Manager
Per Christian Jæger	35	Vice President Commercial Operations

Certain biographical information with respect to each director and senior management of the Company and the Manager listed above is set forth below.

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Andreas Ove Ugland has been a director of the Company since 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange; Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has spent his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is Chairman of our Audit Committee.

Turid M. Sørensen was appointed Chief Financial Officer by the Board of Directors on February 6, 2006. Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management and a M.B.A. in Management Control from the Norwegian School of Economics and Business Administration. She has 28 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer in February 2006, she served as our Treasurer and Controller.

Jan Erik Langangen has been a director of the Company since June 2010. Mr. Langangen was the Executive Vice President, Business Development and Legal, of the Manager from November 2004 until September 2010. From October 2010 Mr. Langangen is employed by the Company. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Scandinavia. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001, being appointed by the Norwegian Prime Minister. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesæth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo.

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

Jim Kelly has been a director of the Company since June 2010. Mr Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February, 2012.

Frithjof Bettum was appointed Senior Vice President—Technical Operations & Chartering of the Manager on October 1, 2005. Mr. Bettum has a Mechanical Engineering degree from Vestfold University College. Mr. Bettum has 24 years of experience in the shipping and the offshore business. From 1984 to 1992, Mr. Bettum was employed by Allum Engineering AS in Sandefjord, Norway where he served as project manager. At Allum Engineering AS Mr. Bettum worked on projects in the areas of engineering, the new building and conversion management of shuttle tankers, Floating Production, Storage and Offloading (FPSO), semi-submersible drilling units and the shore based manufacturer industry. From 1993 to 2001, Mr. Bettum was employed by Nordic American Shipping AS (which later became Ugland Nordic Shipping ASA) where he served as Technical Director in Ugland Nordic Shipping ASA and President of Ugland Stena Storage AS. In 2004, Mr. Bettum joined Teekay Norway AS as Director Offshore where he was responsible for business development, the daily operations of the company and the conversion of shuttle tankers and offshore units.

Janne O. Foyn was appointed Financial Manager of the Manager on May 1, 2006. Ms. Foyn has a Registered Auditor degree from Bodø University College and Vestfold University College. Ms. Foyn has 14 years of experience in the shipping industry. During the period 1995 to 2001, she was employed by Deloitte & Touche Statsautoriserte Revisorer AS in Tønsberg, Norway where she served as an auditor. In the period from 2001 to 2005, she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Accounting Manager. From 2005 until her appointment as Financial Manager in May 2006, she worked as an auditor for Inter Revisjon AS in Tønsberg, Norway.

Per Christian Jæger was appointed Vice President – Commercial Operations of the Manager on November 1, 2009. Mr. Jæger has a BSc in Nautical Science from Vestfold University College, and an MSc in Shipping, Trade and Finance from Cass Business School, London. Mr. Jæger has 14 years of experience in the shipping industry. In the period from 1998 to 2008 Mr. Jæger had various positions in Odfjell SE, as deck officer, and on shore primarily with focus on commercial operations. In the period 2008 to 2009 Mr. Jæger was employed as analyst in DnB NOR Bank ASA – focusing on Shipping, Offshore and Logistics.

B. Compensation

2011 Equity Incentive Plan

In 2011, the Board of Directors approved a new incentive plan under which a maximum of 400,000 common shares were reserved for issuance. A total of 400,000 restricted common shares that are subject to vesting have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards. The aggregate number of restricted shares issued to our executive officers during the year ended December 31, 2011 was 110,000. The aggregate number of restricted shares issued to our Directors during the year ended December 31, 2011 was 53,000. The vesting period is a four-year cliff vesting period for 326,000 shares and a five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues working for the Company before that time. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the vesting period.

A copy of the 2011 Equity Incentive Plan is filed as Exhibit 4.14 to this annual report on Form 20-F.

Compensation of Directors

The six directors received, in the aggregate, $490,000 in cash fees for their services as directors for the year ended December 31, 2011. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2011. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $6,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.

2004 Stock Incentive Plan

As of December 31, 2010 the Company had a share-based compensation plan that had been active since 2004. The plan was cancelled in 2011. Total compensation cost related to the 2004 Stock Incentive Plan was $0.06 million for the year ended December 31, 2010, and was recorded within "General and Administrative expense" in the Statement of Operations. All the restricted shares to employees and non-employees had vested by the end of 2010.

Executive Pension Plan

Our Chairman, President and Chief Executive Officer and our Chief Financial Officer have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 7 to the audited financial statements for further information about the agreements.

Employment Agreements

We have employment agreements with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer, Rolf I. Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman and Jan Erik Langangen, our Executive Vice President, Business Development & Legal. Mr. Hansson does not receive any additional compensation for his services as a director or Chairman of the Board. The aggregate compensation of our executive officers during the year ended December 31, 2011 was approximately $2.9 million.  Under certain circumstances, the employment agreement may be terminated by us or Mr. Hansson upon six months written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months written notice to the other party. The employment agreement with Mr. Amundsen and Mr. Langangen may be terminated by us or Mr. Amundsen or Mr. Langangen upon three months written notice to the other party.

C. Board Practices

The members of the Company's Board of Directors serve until the next annual general meeting following his or her election to the board.  The members of the current Board of Directors were elected at the annual general meeting held in 2011.  The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr.Gibbons for the year ended December 2011. In February 2012, the Audit Committee was expanded by one member when Mr. Kelly was elected.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee received during 2011, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to the Company's Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Company's Board of Directors the independent auditors to be selected to audit the financial statements of the Company; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies, for more information, see Item 16G – Corporate Governance.

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D. Employees

As at December 31, 2011, the Company had two full-time employees and two part-time employees.

The Manager, under the Management Agreement, assumes the commercial and operational responsibility of our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established by the Board of Directors.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, see Item 7. "Major Stockholders and Related Party Transactions."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial owners of more than five percent of our common shares and of our officers and directors as a group as of the date of this report. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common stock held.

Title	Identity of Person	No. of Shares	Percent of Class

Common	Herbjørn Hansson(1)	1,160,833	2.19%
Common	Wellington Management Company, LLP(2)	3,555,792	6.72%
	Hon. Sir David Gibbons		*
	Jim Kelly		*
	Richard Vietor		*
	Paul J. Hopkins		*
	Andreas Ove Ugland		*
	Richard Vietor		*
	Jan Erik Langangen		*
	Turid M. Sørensen		*
	Rolf Amundsen		*

(1) Includes 991,033 common shares held by the Manager. The Manager is owned by a company controlled by Herbjørn Hansson, our Chairman and Chief Executive Officer and his family.

(2) Wellington Management Company, LPP, or Wellington, filed a Schedule 13G with the SEC on February 14, 2012, which states that the address of Wellington is 280 Congress Street, Boston, MA. 02210 and that, as of December 31, 2011, Wellington has shared voting power with respect to 1,192,475 common shares and shared dispositive power with respect to 3,555,792 common shares, resulting in aggregate beneficially ownership in 3,555,792 common shares by Wellington.

* Less than 1% of our outstanding shares of common stock.

B. Related Party Transactions

Scandic American Shipping Ltd.:  In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. ("Scandic" or the "Manager"). The Manager is owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. The Manager has administrative, commercial and operational responsibility for the Company's vessels and is required to manage the Company's day-to-day business subject to the Company's objectives and policies as established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $500,000 per annum, increased from $350,000 to $500,000, effective December 1, 2011.

In order to align the Manager's interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive restricted common shares in order to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. During 2011, the Company issued to the Manager 4,612 shares at an average fair value of $14.45, in connection with the adoption of the 2011 Equity Incentive Plan. During 2010, the Company issued to the Manager 93,878 shares at a fair value of $30.24. The Company recognized $0.1 million, $2.8 million and $5.4 million in noncash share-based compensation expense for the years ended December 31, 2011, 2010 and 2009, respectively, related to the issuance of shares to the Manager. All of these costs are included in "General and Administrative Expenses" within the statements of operations. In connection with nine follow-on offerings, we have issued a total of 937,976 restricted shares to our Manager pursuant to the Management Agreement. These restricted shares are primarily non-transferable for three years from the date of issuance, except for a total of 149,183 restricted shares that are non-transferable for six years from the date of issuance.

The Company recognized $3.8 million, $3.7 million, and $2.6 million of total costs for services provided under the Management Agreement for the years ended December 31, 2011, 2010 and 2009, respectively. These costs are included in "General and Administrative Expenses" in the statements of operations. The related party balances included within accounts payable were $0.9 million and $0.9 million at December 31, 2011 and 2010, respectively.

In February 2011, the Company adopted a new equity incentive plan which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. A total of 174,000 restricted shares were allocated to the Manager. The vesting period is four-year cliff vesting period for 100,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues working for the Company before that time. The holders of the restricted shares are entitled to voting rights as well as receive dividends paid in the period. Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards.

As of December 31, 2011, the Manager owned, together with its owners, 2.20% of the Company's shares. The Management Agreement terminates on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement is always ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

Board Member and employees: Mr. Jan Erik Langangen, a Board Member and an employee of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2011, 2010 and 2009, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statement of Operations. There were no related amounts included within "Accounts Payable" at December 31, 2011 and December 31, 2010.

Mr. Rolf Amundsen, the Company's Investor Relations Manager, is a partner of Amundsen & Partners AS, a firm which provides consultancy services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2011 and 2010 and 2009, respectively, for the services provided by Amundsen & Partners AS. These costs are included in "General and Administrative Expenses" within the Statement of Operations. There were no related amounts included within "Accounts Payable" at December 31, 2011 and December 31, 2010.

Orion Tankers Ltd.: In November 2011, the Orion Tankers pool was established, with Orion Tankers Ltd. as pool manager. Orion Tankers Ltd. is owned equally by us and Frontline Ltd. In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. The Company has recognized $0.1 million in costs for the year ended December 31, 2011. These costs are included in "Voyage Expenses" within the statements of operations.

As of December 31, 2011, the "Accounts receivable, net related party" amount was $1.6 million and the amount represents the outstanding net earnings from Orion pool.

As of December 31, 2011, the "Related party receivable" amount to $18.9 million and the amount represents the outstanding working capital from the Orion pool. The working capital represents the value of bunkers on board our vessels at the time of vessel delivery to the cooperative arrangements, including payment of initial funding of $0.2 million per vessel. The working capital is to be repaid to the Company within six months after the date of the withdrawal from the agreements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See Item 18.

Legal Proceedings

Nordic Galaxy: In August 2010, we did not take delivery of the first of the two newbuilding vessels we agreed to acquire on November 5, 2007, because the vessel in our judgment was not in a deliverable condition as under the Memorandum of Agreement between the Company and the seller. The seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London, in October and November 2011. The agreed total price at scheduled delivery was $90.0 million per vessel, including supervision expenses. The Company paid $9.0 million as deposit on contract in 2010. The Company furnished to the seller a loan equivalent to the payment instalments under the shipbuilding contract. The loan from the Company to the seller accrued interest at a rate equal to the Company's cost of funds, and the loan was to be repaid on delivery of the vessel.

According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010.  The seller originally claimed $26.8 million in compensation, which was the same amount as the outstanding loan balance between the Company and the seller as per December 31, 2010. However, the first partial award was limited to $16.2 million. The Loss on Contract of $16.2 million was recognized as a subsequent event in our interim Statement of Operations for the nine months ended September 30, 2011, on Form 6-K filed on January 18, 2011 in connection with the follow-on offering. The recorded Loss on Contract did not have an impact on the Company's net cash flow.

As a consequence of the first partial award, the seller repaid to us the net outstanding loan balance of $10.6 million. In November 2011, the seller paid $1.2 million in interest income to us in connection with the outstanding balance of the loan, which is presented as interest income in the Statement of Operations.

On January 17, 2012, we received the final award from the tribunal and as a consequence we shall be responsible for some of the legal costs of the seller. We expect that the amount of legal fees of the seller will be approximately $1.2 million. The Company recognized $2.4 million, including the legal fees of the seller and $1.5 million of legal expenses related to the Nordic Galaxy for the years ended December 31, 2011 and 2010, respectively. These costs are included in "General and Administrative Expenses" in the Statement of Operations.

Nordic Harrier: In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel's condition on redelivery to us was far below the contractual obligation of the charterer. All drydock expenses are capitalized and were paid during 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with the charterer. The arbitration procedures have started and are expected to be finalized in 2013.

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

Total dividends paid in 2011 were $54.3 million or $1.15 per share. The quarterly dividend payments per share in 2011, 2010, 2009, 2008 and 2007 have been as follows:

Period	2011	2010	2009	2008	2007
1st Quarter	$0.25	$0.25	$0.87	$0.50	$1.00
2nd Quarter	0.30	0.60	0.88	1.18	1.24
3rd Quarter	0.30	0.60	0.50	1.60	1.17
4th Quarter	0.30	0.25	0.10	1.61	0.40
Total	$1.15	$1.70	$2.35	$4.89	$3.81

The Company declared a dividend of $0.30 per share in respect of the fourth quarter of 2011 which was paid to shareholders in March 2012.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the New York Stock Exchange, or the NYSE, on which our shares are listed under the symbol "NAT."

The following table sets forth the high and low market prices for shares of our common stock as reported by the New York Stock Exchange:

	NYSE	NYSE
For the year ended:	HIGH	LOW
2007	$44.16	$29.50
2008	$42.00	$22.00
2009	$38.10	$22.25
2010	$34.19	$25.27
2011	$26.80	$11.58

	NYSE	NYSE
For the quarter ended:	HIGH	LOW
March 31, 2010	$34.19	$27.56
June 30, 2010	$32.39	$26.92
September 30, 2010	$29.93	$26.34
December 31, 2010	$27.50	$25.27
March 31, 2011	$26.80	$23.60
June 30, 2011	$25.19	$21.41
September 30, 2011	$23.00	$14.07
December 31, 2011	$15.95	$11.58

The high and low market prices for our common shares by month since September 2011 have been as follows:

	NYSE	NYSE
For the month:	HIGH	LOW
October 2011	$15.95	$12.58
November 2011	$14.63	$11.89
December 2011	$13.41	$11.64
January 2012	$15.66	$12.20
February 2012	$15.22	$13.51
March 2012	$16.04	$13.02
April 2012*	$15.96	$14.00
* Through April 16, 2012

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Memorandum of Association and Bye-Laws

The following description of our capital stock summarizes the material terms of our Memorandum of Association and our amended and restated bye-laws.

Under our Memorandum of Association, as amended, our authorized capital consists of 90,000,000 common shares having a par value of $0.01 per share.

The purposes and powers of the Company include the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

Our amended and restated bye-laws provide that our board of directors shall convene and the Company shall hold annual general meetings of shareholders in accordance with the requirements of the Companies Act at such times and places as the Board shall decide. However, under Bermuda law, a company may by resolution in general meeting, elect to dispense with the holding of an annual general meeting for (a) the year in which it is made and any subsequent year or years; (b) for a specified number of years; or (c) indefinitely.  Our board of directors may call special general meetings of shareholders at its discretion or as required by the Companies Act. Under the Companies Act, holders of one-tenth of our issued common shares may call special general meetings.

Under our amended and restated bye-laws, five days advance notice of an annual general meeting or any special general meeting must be given to each shareholder entitled to vote at that meeting unless, in the case of an annual general meeting, such meeting is agreed to by all of the shareholders entitled to vote thereat and, in the case of any other meeting, such meeting is agreed to by at least 75% of the shareholders entitled to vote thereat. Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date for the purpose of identifying the persons entitled to receive notice of and vote at a meeting of shareholders at any time before or after the date on which such notice is dispatched.

Our board of directors must consist of at least three and no more than 11 directors, or such number in excess thereof as the board of directors may from time to time determine by resolution. Our directors are not required to retire because of their age, and our directors are not required to be holders of our common shares. Directors serve for one-year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting. Casual vacancies on our board of directors may be filled by a majority vote of the then-current directors.

Any director retiring at an annual general meeting will be eligible for reappointment and will retain office until the close of the meeting at which such director retires or (if earlier) until a resolution is passed at that meeting not to fill the vacancy or the resolution to re-appoint such director is put to a vote at the meeting and is lost. If a director's seat is not filled at the annual general meeting at which he or she retires, such director shall be deemed to have been reappointed unless it is resolved by the shareholders not to fill the vacancy or a resolution for the reappointment of the director is voted upon and lost. No person other than a director retiring shall be appointed a director at any general meeting unless (i) he or she is recommended by the board of directors or (ii) a notice executed by a shareholder (not being the person to be proposed) has been received by our secretary no less than 120 days and no more than 150 days prior to the date our proxy statement is released to shareholders in connection with the prior year's annual general meeting declaring the intention to propose an individual for the vacant directorship position.

A director may at any time summon a meeting of the board of directors. The quorum necessary for the transaction of business at a meeting of the board of directors may be fixed by the board of directors and, unless so fixed at any other number, shall be two directors. Questions arising at any meeting of the board of directors shall be determined by a majority of the votes cast.

Our amended and restated bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. Our amended and restated bye-laws provide that a director who has an interest in any transaction or arrangement with the Company and who has complied with the provisions of the Companies Act and with our amended and restated bye-laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested.

Our amended and restated bye-laws permit us to increase our authorized share capital with the approval of a majority of votes cast in respect of our outstanding common shares represented in person or by proxy.

There are no pre-emptive, redemption, conversion or sinking fund rights attached to our common shares. The holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our amended and restated bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Shareholders present in person or by proxy and entitled to vote at a meeting of shareholders representing the holders of at least one-third of the issued shares entitled to vote at such general meeting shall be a quorum for all purposes.

Under our amended and restated bye-laws, our board of directors is authorized to attached to our undesignated shares such preferred, qualified or other special rights, privileges, conditions and restrictions as the board of directors may determine. The board of directors may allot our undesignated shares in more than one series and attach particular rights and restrictions to any such shares by resolution; provided, however, that the board of directors may not attach any rights or restrictions to our undesignated shares that would alter or abrogate any of the special rights attached to any other class or series of shares without such sanction as is required for any such alternation or abrogation unless expressly authorized to do so by the rights attaching to or by the terms of the issue of such shares.

Subject to Bermuda law, special rights attaching to any class of our shares may be altered or abrogated with the consent in writing of not less than 75% of the issued shares of that class or with the sanction of a resolution of the holders of such shares voting in person or by proxy.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Our amended and restated bye-laws provide that our board of directors may, from time to time, declare and pay dividends or distributions out of contributed surplus, which we refer to collectively as dividends. Each common share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.

Bermuda law permits the bye-laws of a Bermuda company to contain a provision in its Bye-laws indemnifying the Company's directors and officers for any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty, save with respect to fraud or dishonesty. Bermuda law also grants companies the power generally to indemnify directors and officers of a company, except in instances of fraud and dishonesty, if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of such company or was serving in a similar capacity for another entity at such company's request.

Our amended and restated bye-laws provide that each director, alternate director, officer, person or member of a committee, if any, resident representative, and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company, and his heirs, executors or administrators, which we refer to collectively as an indemnitee, will be indemnified and held harmless out of our assets to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including, but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties except in respect of fraud or dishonesty. In addition, each indemnitee shall be indemnified out of the assets of the Company against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted.

Under our amended and restated bye-laws, we and our shareholders have agreed to waive any claim or right of action we or they may have at any time against any indemnitee on account of any action taken by such indemnitee or the failure of such indemnitee to take any action in the performance of his duties with or for the Company with the exception of any claims or rights of action arising out of fraud or actions to recover any gain, personal profit or advantage to which such indemnitee is not legally entitled.

Our board of directors may, at its discretion, purchase and maintain insurance for, among other persons, any indemnitee or any persons who are or were at the time directors, officers or employees of the Company, or of any other company in which the Company has a direct or indirect interest that is allied or associated with the Company, or of any subsidiary undertaking of the Company or such other company, against liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company, subsidiary undertaking or any such other company.

Our Memorandum of Association may be amended with the approval of a majority of votes cast in respect of our outstanding common shares represented in person or by proxy and our amended and restated bye-laws may be amended by approval by not less than 75% of the votes cast in respect of our issued and outstanding common shares represented in person or by proxy.

Dividend Reinvestment and Direct Stock Purchase Plan

On March 26, 2009, the Company filed a registration statement on Form F-3ASR relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2011, December 31, 2010, and December 31, 2009, no shares were issued pursuant to the plan.

Stockholders Rights Plan

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

C. Material Contracts

For a description of our Credit Facility, see Item 5—Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Our Credit Facility.

Otherwise, the Company has not entered into any material contracts outside the ordinary course of business during the past two years.

D. Exchange Controls

The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue of the Common Shares was obtained prior to the offering thereof.

The Common Shares of the Company are currently listed on an appointed stock exchange. For so long as the Company's shares are listed on an appointed stock exchange the transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of Common Shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of Common Shares between any person regarded as resident in Bermuda and any person regarded as non-resident for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972 unless such Common Shares are listed on an appointed stock exchange.

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

In accordance with Bermuda law, share certificates may be issued only in the names of those with legal capacity. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

The Company will take no notice of any trust applicable to any of its shares or other securities whether or not it had notice of such trust.

As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad"; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda other than outlined above. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation.

E. Taxation

Bermuda Tax Considerations

Under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax.  Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the common shares, debentures or other obligations of the Company, until March 31, 2035.  This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.

The United States does not have a comprehensive income tax treaty with Bermuda. However, Bermuda has legislation in place (U.S.A. – Bermuda Tax Convention Act 1986) which authorizes the enforcement of certain obligations of Bermuda pursuant to the Convention Between The Government Of The United Kingdom of Great Britain And Northern Ireland (On Behalf Of The Government Of Bermuda) And The Government Of The United States Of America Relating To The Taxation Of Insurance Enterprises And Mutual Assistance In Tax Matters entered into on 11 July 1986 (the "Convention"). Article 5 of the Convention states that the U.S.A. and Bermuda "shall provide assistance as appropriate in carrying out the laws of the respective covered jurisdictions (Bermuda and U.S.A.) relating to the prevention of tax fraud and the evasion of taxes. In addition, the competent authorities shall, through consultations, develop appropriate conditions, method, and techniques for providing, and shall thereafter provide, assistance as appropriate in carrying out the fiscal laws of the respective covered jurisidctions other than those relating to tax fraud and the evasion of taxes."

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

The Publicly-Traded Test also requires our common shares be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the "Listing Threshold." The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to a the Trading Volume Test.  Even if we do not satisfy both the Trading Frequency and Trading Volume Tests, the Treasury Regulations provide that the Tests will be deemed satisfied if our common shares are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares.

We believe that we satisfied the Publicly-Traded Test for our 2011 taxable year since, on more than half the days the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange, or NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2011 taxable year.  However, there can be no assurance that subsequent changes in the ownership of our common shares will not result in the 5% Override Rule being triggered at any time in the future.

Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2011 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. If 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

4% Gross Basis Tax Regime

To the extent that the benefits of section 883 of the Code are unavailable with respect to any item of United States-Source Shipping Income, such Shipping Income that is considered not to be "effectively connected" with the conduct of a trade or business in the United States, as discussed below, would be subject to a 4% tax imposed by section 887 of the Code on a gross basis, without benefit of deductions, which we refer to as the 4% Gross Basis Tax Regime. Since under the sourcing rules described above, no more than 50% of our Shipping Income would be derived from United States sources, the maximum effective rate of United States federal income tax on our gross Shipping Income would never exceed 2% under the 4% Gross Basis Tax Regime.

Net Basis and Branch Profits Tax Regime

To the extent that the benefits of the exemption under section 883 of the Code are unavailable and our United States-Source Shipping Income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States-Source Shipping Income, net of applicable deductions, would be subject to the United States federal income tax currently imposed at corporate rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the United States trade or business.

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

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations, an individual Non-United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  United States Holders (including United States entities) and Non- United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.  In addition, documents referred to in this annual report may be inspected at the Company's headquarters at LOM Building, 27 Reid Street, Hamilton, HM11, Bermuda.

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

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's borrowings under our Credit Facility.

Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.70% to 1.20% per year (depending on the loan to vessel value ratio). Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $0.7 million in our interest expense for the year ended December 31, 2011.

The Company is exposed to the spot market. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. All of our vessels are currently operated in the spot market through a cooperative arrangement.  We believe that over time, spot employment generates premium earnings compared to longer-term employment.

We estimate that during 2011, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $6.3 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART III

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2011. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on those criteria.

C. Attestation report of the registered public accounting firm.

The Company's internal control over financial reporting as of December 31, 2011 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

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

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Ugland, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under Securities and Exchange Commission rules. Mr. Ugland is "independent" as determined in accordance with the rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or a electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2011, no such amendment was made or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

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

FISCAL YEAR ENDED DECEMBER 31, 2011	$434,567
FISCAL YEAR ENDED DECEMBER 31, 2010	$294,833

Included in the amounts are costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2011 and 2010 of $76,000 and $58,400, respectively.

B. Audit-Related Fees (1)

FISCAL YEAR ENDED DECEMBER 31, 2011	$136,396
FISCAL YEAR ENDED DECEMBER 31, 2010	$105,867

(1)           Audit-Related-Fees consist of professional services related to follow-on offerings and other filings.

C. Tax Fees

Not applicable.

D. All Other Fees

Not applicable.

E. Audit Committee's Pre-Approval Policies and Procedures

Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F. Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Information about our corporate governance practices may also be found on our web-site, www.nat.bm under "Investor Relations/Corporate Governance."

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART IV

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-23.

ITEM 19.	EXHIBITS

1.1  Memorandum of Association of the Company.

1.2  Amended and Restated Bye-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on January 18, 2012.

2.1  Form of Share Certificate.

4.1  Restated Management Agreement dated June 30, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.4 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005

4.2  Amendment to Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.4 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.

4.3  Amendment to Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 29, 2004.

4.4  Amendment to Restated Management Agreement dated April 29, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.

4.5  Amendment to Restated Management Agreement dated November 19, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited.

4.6  Amendment to Restated Management Agreement dated May 3, 2008, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.

4.7  Amendment to Restated Management Agreement dated May 31, 2009, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on May 24, 2010.

4.8  Amendment to Restated Management Agreement dated July 1, 2010, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited.

4.9  Amendment to Restated Management Agreement dated December 1, 2011 between Scandic American Shipping Ltd. and Nordic American Tankers Limited.

4.10  Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated September 14, 2005, incorporated by reference into the Company's annual report on Form 20-F for the fiscal year ended December 31, 2005 filed June 30, 2006.

4.11  Addendum No. 1 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated September 21, 2006, incorporated by reference to Exhibit 4.6 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.

4.12  Addendum No. 2 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated April 15, 2008, incorporated by reference to Exhibit 4.8 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.

4.13  2011 Equity Incentive Plan Limited incorporated by reference to Exhibit 4.11 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 21, 2011.

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

15.1  Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LTD.

/s/Turid M. Sørensen	April 17, 2012
Name: Turid M. Sørensen
Title: Chief Financial Officer

NORDIC AMERICAN TANKERS LIMITED

TABLE OF CONTENTS
_________________________________________________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tankers Limited
Hamilton, Bermuda

We have audited the accompanying balance sheets of Nordic American Tankers Limited (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tankers Limited as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte AS
Oslo, Norway
April 16, 2012

Nordic American Tankers Limited Statements of Operations for the Years Ended December 31, 2011, 2010, AND 2009 All figures in USD ‘000, except share and per share amount

Year Ended December 31,

	Notes	2011	2010	2009

Voyage Revenues	4	94,787	126,416	124,370
Voyage Expenses		(14,921)	–	(8,959)
Vessel Operating Expense – excluding depreciation expense presented below		(54,859)	(47,113)	(43,139)
General and Administrative Expense	3,6,7,11	(15,394)	(15,980)	(14,819)
Depreciation Expense	8	(64,626)	(62,545)	(55,035)
Loss on Contract	9	(16,200)	-	-
Net Operating (Loss) Income		(71,213)	778	2,418

Interest Income		1,187	632	614
Interest Expense	13	(2,130)	(1,971)	(1,794)
Other Financial Expense		(142)	(248)	(226)
Total Other Expenses		(1,085)	(1,587)	(1,406)
Net (Loss) Income		(72,298)	(809)	1,012

Basic (Loss) Earnings per Share	15	(1.53)	(0.02)	0.03
Diluted (Loss) Earnings per Share	15	(1.53)	(0.02)	0.03
Basic Weighted Average Number of Common Shares Outstanding		47,159,402	46,551,564	40,449,522
Diluted Weighted Average Number of Common Shares Outstanding		47,159,402	46,551,564	40,449,522

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited Balance Sheets as of December 31, 2011 AND 2010
All figures in USD ‘000, except share and per share amount

As of December 31,

	Notes	2011	2010

Assets
Current Assets
Cash and Cash Equivalents		24,006	17,221
Marketable securities	19	583	-
Accounts receivable, net	4	17,586	11,046
Accounts receivable, net related party	3,4	1,571	-
Inventory		7,586	3,604
Prepaid Expenses and Other Current Assets	5,9	31,768	39,772
Total Current Assets		83,100	71,643

Non-Current Assets
Vessels, Net	8	1,022,793	988,263
Investment in joint venture	20	61	-
Related party receivables	3	18,941	-
Other Non-current Assets	10	490	23,177
Total Non-current Assets		1,042,285	1,011,440
Total Assets		1,125,385	1,083,083

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable		4,378	2,035
Accounts Payable, related party	3	926	899
Accrued Liabilities	14	12,642	4,060
Total Current Liabilities		17,946	6,994

Long-term Debt	12	230,000	75,000
Deferred Compensation Liability	7	9,876	8,134
Total Liabilities		257,822	90,128

Commitments and Contingencies	17	-	-

Shareholders' Equity
Common Stock, par value $0.01 per Share; 90,000,000 and 51,200,000 shares authorized, 47,303,394 and 46,898,782 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	16	473	469
Additional Paid-in Capital		12,867	11,480
Contributed Surplus		926,733	981,815
Accumulated other Comprehensive Loss		(212)	-
Retained Earnings		(72,298)	(809)
Total Shareholders' Equity		867,563	992,955
Total Liabilities and Shareholders' Equity		1,125,385	1,083,083

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited Statements of Shareholders' Equity for the Years Ended December 31, 2011, 2010 and 2009

All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2008	34,373,271	344	5,300	899,963	–	(117,021)	788,586
Accumulated dividend distributions defined as return of capital.	–	–		(117,021)	–	117,021	-
Net (Loss) Income	–	–	–	–	–	1,012	1,012
Common Shares Issued, net of $10.6 million issuance costs	7,675,000	77	236,607	–	–	–	236,684
Reduction of share premium			(236,607)	236,607	–	–	–
Compensation –Restricted Shares	156,633	1	5,365	–	–	–	5,366
Share-based Compensation	-	–	(2,133)	–	–	–	(2,133)
Dividend Paid, $2.35 per share	-	–	–	(94,419)	–	(1,012)	(95,431)
Balance at December 31, 2009	42,204,904	422	8,533	925,129	–	–	934,084
Net (Loss) Income	–	–	–		–	(809)	(809)
Common Shares Issued, net of $3.5 million issuance costs	4,600,000	46	136,464	–	–	–	136,510
Reduction of share premium	-	–	(136,414)	136,414	–	–	–
Compensation –Restricted Shares	93,878	1	2,837	–	–	–	2,838
Share-based Compensation	–	–	60	–	–	–	60
Return of Capital	–	–	–	(79,728)	–	–	(79,728)
Balance at December 31, 2010	46,898,782	469	11,480	981,815	–	(809)	992,955
Accumulated coverage of loss as of December 31, 2010	–	–	–	(809)	–	809	–
Net (Loss) Income	–	–	–	–	–	(72,298)	(72,298)
Common Shares Issued, 2011 Equity Incentive Plan	400,000	4	–	–	–	–	4
Other Comprehensive (Loss) Income	–	–	–	–	(212)	–	(212)
Compensation – Restricted Shares	4,612	–	67	–	–	–	67
Share-based Compensation	–	–	1,320	–	–	–	1,320
Return of Capital	–	–	–	(54,273)	–	–	(54,273)
Balance at December 31, 2011	47,303,394	473	12,867	926,733	(212)	(72,298)	867,563

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited Statements of Cash Flows for the Years Ended December 31, 2011, 2010 AND 2009

All figures in USD ‘000

Year Ended December 31,
	2011	2010	2009

Cash Flows from Operating Activities
Net (Loss) Income	(72,298)	(809)	1,012
Reconciliation of Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation Expense	64,626	62,545	55,035
Loss on Contract	16,200	-	-
Dry-dock Expenditures	(11,577)	(5,205)	(5,330)
Amortization of Deferred Finance Costs	653	653	653
Deferred Compensation Liability	1,741	2,450	1,606
Compensation– Restricted Shares	67	2,838	5,366
Share-based Compensation	1,320	60	(2,133)
Other, net	–	–	124
Changes in Operating Assets and Liabilities:
Accounts Receivables	(8,111)	7,326	17,650
Accounts Payable and Accrued Liabilities	14,909	(3,151)	(38)
Prepaid and Other Current Assets	(8,149)	172	(1,706)
Deferred Revenue	–	(537)	88
Voyages in Progress	(5,233)	–	-
Other Non-current Assets	(6,311)	(8,590)	(9,132)
Net Cash (Used in) Provided by Operating Activities	(12,163)	57,752	63,195

Cash Flows from Investing Activities
Investment in Marketable Securities	(795)	–	–
Investment in Joint Venture	(61)	–	–
Investment in Vessels	(91,536)	(194,426)	(179,275)
Loan repayment from (paid to) seller, Nordic Galaxy	10,609	(8,384)	(11,055)
Net Cash Used in Investing Activities	(81,783)	(202,810)	(190,330)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	4	136,510	236,684
Proceeds from Use of Credit Facility	155,000	225,000	66,000
Repayments on Credit Facility	–	(150,000)	(81,000)
Dividends Paid	(54,273)	(79,728)	(95,431)
Net Cash Provided by Financing Activities	100,731	131,783	126,253
Net Increase (Decrease) in Cash and Cash Equivalents	6,785	(13,275)	(882)
Cash and Cash Equivalents at the Beginning of Year	17,221	30,496	31,378
Cash and Cash Equivalents at the End of Year	24,006	17,221	30,496

Cash Paid for Interest	1,902	1,551	1,249
Cash Paid for Taxes	–	–	–

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN TANKERS LIMITED

NOTES TO FINANCIAL STATEMENTS
(All amounts in USD ‘000 except where noted)

1.	NATURE OF BUSINESS

Nordic American Tankers Limited (the "Company") was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company's shares trade under the symbol "NAT" on the New York Stock Exchange.

We are an international tanker company that owns 20 double-hull Suezmax  tankers, which average approximately 156,000 dwt each. We chartered all of our vessels in the spot market pursuant to a cooperative arrangement with Gemini Tankers LLC in 2011, until November 24, 2011, when we entered into a spot market arrangement with Orion Tankers Ltd. ("Orion Tankers"). In 2010, we had chartered two of our 17 operating vessels on bareboat charters that expired in June 2010, and October 2010, respectively. The Nordic Harrier (former Gulf Scandic) was redelivered to the Company in October 2010 and went directly into drydock.  The drydock period was completed in late April 2011, and the vessel was employed in the spot market pursuant to cooperative arrangements on May 1, 2011.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

Our Fleet

Our current fleet consists of 20 double-hull Suezmax tankers and all of our vessels are employed in the spot market pursuant to our cooperative arrangement with Orion Tankers Ltd.

Vessel	Yard	Built	Deadweight Tons	Delivered to NAT
Nordic Harrier	Samsung	1997	151,475	August 1997
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,400	December 1997
Nordic Voyager	Dalian New	1997	149,591	November 2004
Nordic Freedom	Daewoo	2005	163,455	March 2005
Nordic Fighter	Hyundai	1998	153,328	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Saturn	Daewoo	1998	157,332	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006
Nordic Apollo	Samsung	2003	159,999	November 2006
Nordic Moon	Samsung	2002	159,999	November 2006
Nordic Cosmos	Samsung	2003	159,998	December 2006
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai	2010	163,000	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011

During 2011, our fleet has increased by three vessels, including two newbuilding vessels that we entered into agreements with Samsung Heavy Industries Co., Ltd. in April 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates: Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

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

Revenue and Expense Recognition: Revenues and expenses are recognized on the accruals basis. Revenues are generated from spot charters, cooperative arrangements and bareboat charter hires.

Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Spot Charters: Revenues and voyage expenses of the vessels operating on spot charters are tankers typically chartered for a single voyage which may last up to several weeks. Revenue is generated from freight billing, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. For vessels operating in the spot market other than through the pool (described below under "Cooperative arrangement"), the vessels will be operated by the pool manager. Under this type of employment, the vessel's revenues are not included in the profit sharing of the participating vessels in the pool. The Company considers it appropriate to present the gross amount earned revenue from the spot charter, showing voyage expenses related to the voyage separately in the statements of operations..

Cooperative Arrangement: Revenues and voyage expenses of the vessels operating in pool arrangements, through cooperative arrangements, are combined and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to pool participants according to an agreed formula. Formulas used to allocate net revenues vary among different cooperative arrangements, but generally, revenues are allocated to participants on the basis of the number of days a vessel operates with weighting adjustments made to reflect each vessels' differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the pool's net pool revenues.  The Manager of the cooperative agreements is responsible for collecting voyage revenue, paying voyage expenses and distributing net pool revenues to the owners of the participating vessels. Net revenues generated from cooperative agreements in which the Company is not regarded as the principal of its vessels' activities are recorded based on the net method. The Company accounts for the net revenues allocated by these cooperative agreements as "Voyage Revenue" in its statements of operations.

If a vessel does not temporarily comply with the pool requirements, the vessel will continue to be operated in the spot market by the pool manager, as described above under "Spot Charters."

Bareboat Charters: Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period, the charterer is responsible for operating and maintaining the vessel and bears all costs and expenses with respect to the vessel.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Marketable Securities:  Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the income statement.

Accounts Receivable: Accounts and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectable, they are charged against income when that determination is made.

Inventories: Inventories, which are comprised of bunker fuel and lubrication oil, are stated at cost, which is determined on a first-in, first-out ("FIFO") basis. Inventory is reported within "Prepaid Expenses and Other Current Assets" within the Balance Sheet.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels' cost based on the weighted-average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset is less than its estimated fair market value an asset is considered to be impaired. If the estimated undiscounted future cash flows expected to result from the use of the impaired asset and its eventual disposition is less than the carrying amount of the asset, an impairment charge is recorded; if greater than the carrying amount, no impairment is recorded. The amount of impairment is determined as the difference between the carrying value and the fair value of the asset. There was no impairment charges recorded for the years ended December 31, 2011, 2010 or 2009.

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Consistent with prior periods, drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.   Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Investment in Joint Venture: The Company's investment in joint venture is accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost and is adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company evaluates its investment in joint venture for impairment when events or circumstances indicate that the carrying value of the investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in net income (loss).

Deferred Compensation Liability: The Company has two individual deferred compensation agreements with the Company's CEO and CFO. The deferred compensation liabilities are denominated in Norwegian currency. The agreements are accounted for on an accrual basis using actuarial calculations. Any currency translation adjustments as well as actuarial gains and losses are recognized in general and administration expenses as incurred.

Other Comprehensive Income (Loss): The Company follows the guidance in Accounting Standard Codification (ASC) Topic 220, "Comprehensive Income" which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity.

Segment Information: The Company has identified only one operating segment under ASC Topic 280, "Segment Reporting." The Company has only one type of vessel – Suezmax crude oil tankers.

Geographical Segment: The Company currently operates all of its 20 vessels in the spot market through cooperative arrangements with other vessels that are not owned by us. The earnings of all of the vessels are aggregated and divided by the actual earning days each vessel was available during the period. The Company does not provide a geographical analysis because the Company's business is global in nature and the location of our vessels continually changes.

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

Derivative Instruments: The Company did not hold any derivative instruments during 2011, 2010 and 2009, or at December 31, 2011 or 2010, respectively.

Share-Based Payments:

Share-Based Compensation: The compensation costs for all of the Company's stock-based compensation awards are based on the fair value method as defined in ASC Topic 718, "Compensation – Stock Compensation."

Restricted Shares to Employees and Non-Employees: The fair value of restricted shares is estimated based on the market price of the Company's shares. The fair value of unvested restricted shares granted to employees is measured at grant date and the Company records the compensation expense for such awards over the vesting period. The fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date and the Company records the compensation expense for such awards over the vesting period.

Restricted Shares to Manager: Restricted shares issued to the Manager are non-forfeitable and vest immediately. Accordingly, the compensation expense for each of the respective issuances was measured at fair value on the date the award was issued, or the grant date, and expensed immediately as performance was deemed to be complete. The fair value was determined using the Company's stock price on the date of grant.

Income Taxes:  The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

Concentrations:

Fair value: The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors are important considerations associated with the Company's assessment of whether the carrying amounts of its own vessels are recoverable.

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The fair value of the financial instrument approximates the net book value. The Company maintains its cash with financial institutions it believes are reputable. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk. However, due to the current financial crisis the maximum credit risk the Company would be exposed to is a total loss of outstanding cash and cash equivalents and accounts receivable. See Note 4 for further information.

Accounts receivable, net, consists of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made. For the years ended December 31, 2011 and 2010, the Company did not record an allowance for doubtful accounts.

Interest risk: The Company is exposed to interest rate risk for its debt borrowed under the Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2011 and 2010, and has not entered into any such arrangements during 2011 or 2010.

Recent Accounting Pronouncements: In April 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04 to amend, Fair Value Measurements and Disclosures (Topic 820). This ASU requires new disclosures and clarifies certain existing disclosures requirements about fair value measurements. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011, early adoption is not permitted. The Company does not expect the adoption of ASU 2011-04 to have a material impact on our financial position, results of operations, or cash flows.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. This ASU requires the Company to report all components of comprehensive income in the financial statement in the period in which they are recognized. The guidance ASU 2011-05 is effective for public companies for fiscal years, and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption of ASU 2011-05 to have a material impact on our financial position, results of operations, or cash flows.

3.	RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd.:
In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. ("Scandic" or the "Manager"). The Manager is owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. The Manager has administrative, commercial and operational responsibility for the Company's vessels and is required to manage the Company's day-to-day business subject to the Company's objectives and policies as established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the

Company plus a management fee equal to $500,000 per annum for the total fleet, increased from $350,000 to $500,000, effective December 1, 2011. In order to align the Manager's interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. During 2011, the Company issued to the Manager 4,612 shares at an average fair value of $14.45, in connection with the adoption of the 2011 Equity Incentive Plan. During 2010, the Company issued to the Manager 93,878 shares at a fair value of $30.24. The Company recognized $0.1 million, $2.8 million and $5.4 million in noncash share-based compensation expense for the years ended December 31, 2011, 2010 and 2009, respectively, related to the issuance of shares to the Manager. All of these costs are included in "General and Administrative Expenses" within the statements of operations. In connection with nine follow-on offerings, we have issued a total of 937,976 restricted shares to our Manager pursuant to the Management Agreement. These restricted shares are primarily non-transferable for three years from the date of issuance, except for a total of 149,183 restricted shares that are non-transferable for six years from the date of issuance.

The Company recognized $3.8 million, $3.7 million, and $2.5 million of total costs for services provided under the Management Agreement for the years ended December 31, 2011, 2010 and 2009, respectively. These costs are included in "General and Administrative Expenses" in the statements of operations. The related party balances included within accounts payable were $0.9 million and $0.9 million at December 31, 2011 and 2010, respectively.

In February 2011, the Company adopted a new equity incentive plan which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. A total of 174,000 restricted shares were allocated to the Manager. The vesting period is four-year cliff vesting period for 100,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues working for the Company before that time. The holders of the restricted shares are entitled to voting rights as well as receive dividends paid in the period. Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards.

As of December 31, 2011, the Manager owned, together with its owners, 2.20% of the Company's shares. The Management Agreement terminates on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement is always ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

Board Member and Employees:
Mr. Jan Erik Langangen, Board Member and an employee of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2011, 2010 and 2009, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the statements of operations. There were no related amounts included within "Accounts Payable" at December 31, 2011 and December 31, 2010.

Mr. Rolf Amundsen, the Company's Investor Relations Manager, is a partner of Amundsen & Partners AS, a firm which provides consultancy services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2011 and 2010 and 2009, respectively, for the services provided by Amundsen & Partners AS. These costs are included in "General and Administrative Expenses" within the statements of operations. There were no related amounts included within "Accounts Payable" at December 31, 2011 and December 31, 2010.

Orion Tankers Ltd:
In November 2011, the Orion Tankers pool was established, with Orion Tankers Ltd. as pool manager. Orion Tankers Ltd. is owned equally by us and Frontline Ltd. In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. The Company has recognized $0.1 million in costs for the year ended December 31, 2011. These costs are included in "Voyage Expenses" within the statements of operations. As of December 31, 2011, the "Accounts receivable, net related party" amount was $1.6 million and the amount represents the outstanding net earnings from Orion pool.

As of December 31, 2011, the "Related party receivable" amount to $18.9 million and the amount represents the outstanding working capital from the Orion pool. The working capital represents the value of bunkers on board our vessels at the time of vessel delivery to the cooperative arrangements, including payment of initial funding of $0.2 million per vessel. The working capital is to be repaid to the Company within six months after the date of the withdrawal from the agreements.

4.	REVENUE

During, 2011, we operated all of our 20 vessels in the spot market through cooperative arrangements with Gemini Tankers LLC and Orion Tankers pool. During 2011, we temporarily operated six vessels in the spot market, through cooperative arrangements as spot charters, compared to none during 2010. During 2009, we temporarily operated four vessels in the spot market, through cooperative arrangements. During the year ended December 31, 2010, and 2009, two of our vessels were employed on bareboat charters that expired in June 2010 and October 2010, respectively.

The table below provides the breakdown of revenues recorded as per the net method and the gross method.

All figures in USD ‘000	2011	2010	2009
Voyage revenues, net pool earnings	76,618	119,598	102,229
Voyage revenues, gross freight through spot charters	18,169	–	15,817
Bareboat revenues	–	6,818	6,324
Total Voyage Revenues	94,787	126,416	124,370

Since July 1, 2010 and until mid-November 2011, our vessels were employed in a spot market arrangement with Gemini Tankers LLC, of which Frontline Ltd., Teekay Corporation, and we were the main owners of the participating vessels. The cooperative arrangement was managed and operated by Gemini Tankers LLC. In November 2011, the Orion Tankers pool was established, with Orion Tankers Ltd. as pool manager. Orion Tankers Ltd. is owned equally by us and Frontline Ltd., and therefore a related party of the Company. In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC.

Gemini Tankers LLC accounted for 97% and Orion Pool accounted for 3% of the Company's revenues for the year ended December 31, 2011. Gemini Tankers LLC accounted for 78% and Stena pool accounted for 17% of the Company's revenues for the year ended December 31, 2010. Stena pool accounted for 41% and Gemini pool accounted for 40% of the Company's revenues for the year ended December 31, 2009.

Accounts receivable, net, as of December 31, 2011 and 2010, were $17.6 million and $11.0 million, respectively. Gemini Tankers LLC accounted for 99% of the Company's accounts receivable, net for the year ended December 31, 2011 and accounted for 100% of the Company's accounts receivable, net for the year ended December 31, 2010. Stena pool accounted for 61% and Gemini Tankers LLC accounted for 33% of the Company's accounts receivables for the year ended December 31, 2009.

Accounts receivable, net related party, as of December 31, 2011 was $1.6 million. Orion pool accounted for 100% of the Company's accounts receivable, net related party for the year ended December 31, 2011.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

All figures in USD ‘000	2011	2010
Prepaid expenses	2,714	1,894
Deposit on Contracts, Nordic Galaxy	9,000	9,000
Loans to seller, Nordic Galaxy	–	26,809
Deferred Financing Costs	653	653
Voyage in Progress – temporarily spot charters	5,233	–
Working Capital, cooperative arrangements	12,779	-
Other	1,389	1,416
Total as of December 31,	31,768	39,772

As of December 31, 2011, the prepaid expenses and other current assets were $31.8 million compared to $39.8 million as of December 31, 2010, a decrease of $8 million. The decrease is primarily due to a settlement of the loan from the seller related to Nordic Galaxy of $26.8 million (see Note 9), offset by an increase related to gross presentation of accrued income of $5.2 million for vessels temporarily operated as spot charters (see Note 4) and an increase of $12.8 million in working capital balance against Gemini Tankers LLC which were presented as part of other non-current assets as per December 31, 2010.

6.	GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD ‘000	2011	2010	2009
Management fee to related party	363	307	245
Directors and officers insurance	86	80	82
Salary and wages	2,904	2,859	2,202
Audit, legal and consultants	1,099	624	954
Legal fees – Nordic Galaxy	2,362	1,500	–
Administrative services provided by related party	3,821	3,686	2,514
Other fees and expenses	1,631	1,576	1,670
Total General and Administration expense with cash effect	12,266	10,632	7,667
Compensation – Restricted shares to Manager	67	2,838	5,366
Share-based compensation	1,320	60	180
Deferred compensation plan	1,741	2,450	1,606
Total General and Administrative expense without cash effect	3,128	5,348	7,152
Total for year ended December 31,	15,394	15,980	14,819

At the end of 2009 the Company owned 15 vessels; at the end of 2010 the Company owned 17 vessels; and at the end of 2011 the Company owned 20 vessels.

7.	DEFERRED COMPENSATION LIABILITY

In August 2010, the Board of Directors approved a new unfunded deferred compensation agreement for Turid M. Sørensen, the Chief Financial Officer. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 20.5 years up to a maximum of 66% of the salary level at the time of retirement, age of 67. Interest is imputed at 3.90% and 4.60% as of December 31, 2011 and 2010, respectively. The rights under the agreement commenced in May 2008. As the agreement was effective in 2010, vested rights under the agreement were recognized in 2010.

In May 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 14 years up to a maximum of 66% of the salary level at the time of retirement, age of 70. Interest is imputed at 3.90% and 4.60% as of December 31, 2011 and 2010, respectively. The rights under the agreement commenced in October 2004. The CEO has the right to require a bank guarantee for the deferred compensation liability and the CEO has served in his position since the inception of the Company in 1995. The total expense recognized in 2011, 2010 and 2009 was $1.7 million, $2.5 million and $1.6 million, respectively.

8.	VESSELS, NET

Vessels, net, consist of the carrying value of 20 vessels including drydocking costs. During 2011 and 2010, we did not impair any of our vessels' carrying value, as we believe the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed the vessels' carrying amounts.

All figures in USD ‘000	Vessels	Drydocking	Total
Carrying Value December 31, 2010	971,018	17,245	988,263
Accumulated depreciation December 31, 2010	275,744	19,782	295,526
Depreciation expense 2010	53,181	9,364	62,545
Carrying Value December 31, 2011	1,005,147	17,646	1,022,793
Accumulated depreciation December 31, 2011	334,846	9,398	344,244
Depreciation expense 2011	59,102	5,524	64,626

During 2011, our fleet has increased by three vessels, including two newbuilding vessels that we entered into agreements with Samsung Heavy Industries Co., Ltd. in April 2010.

Newbuilding Deliveries.
In April 2010, the Company entered into agreements with Samsung Heavy Industries Co. Ltd. to acquire two Suezmax newbuildings and the first vessel, the Nordic Breeze was delivered to the Company in August 2011 and the Nordic Zenith was delivered to the Company in November 2011. The Company took ownership of the vessels upon delivery from the shipyard at which time the title was transferred from the seller. The agreed total prices at delivery were $64.7 million and $64.7 million, respectively with 55% of the purchase prices paid when we signed the contracts and the balance paid on delivery. The table below shows total capitalized costs related to the two newbuildings delivered in 2011:

All figures in USD ‘000	2011	2010
Newbuilding – Nordic Breeze
Instalment	64,750	35,700
Capitalized interest	417	191
Capitalized cost *)	2,091	183
Total Newbuilding – Nordic Breeze as of December 31,	67,258	36,074

All figures in USD ‘000	2011	2010
Newbuilding – Nordic Zenith
Instalment	64,750	35,700
Capitalized interest	501	191
Capitalized cost *)	2,035	160
Total Newbuilding – Nordic Breeze as of December 31,	67,286	36,051
Total as of December 31,	134,544	72,125

*)	Capitalized cost consists of direct expenses incurred upon acquisition, such as supervision expenses incurred during the construction period, commission paid and legal fees.

9.	NORDIC GALAXY

In August 2010, we did not take delivery of the first of the two newbuilding vessels we agreed to acquire on November 5, 2007, because the vessel in our judgment was not in a deliverable condition as under the Memorandum of Agreement between the Company and the seller. The seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London, in October and November 2011. The agreed total price at scheduled delivery was $90.0 million per vessel, including supervision expenses. The Company paid $9.0 million as deposit on contract in 2010. The Company furnished to the seller a loan equivalent to the payment instalments under the shipbuilding contract. The loan from the Company to the seller accrued interest at a rate equal to the Company's cost of funds, and the loan was to be repaid on delivery of the vessel.

According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010.  The seller originally claimed $26.8 million in compensation, which was the same amount as the outstanding loan balance between the Company and the seller as per December 31, 2010. However, the first partial award was limited to $16.2 million. The Loss on Contract of $16.2 million was recognized as a subsequent event in our interim Statement of Operations for the nine months ended September 30, 2011, on Form 6-K filed on January 18, 2011 in connection with the follow-on offering. The recorded Loss on Contract did not have an impact on the Company's net cash flow.

As a consequence of the first partial award, the seller repaid to us the net outstanding loan balance of $10.6 million. In November 2011, the seller paid $1.2 million in interest income to us in connection with the outstanding balance of the loan, which is presented as interest income in the Statement of Operations.

On January 17, 2012, we received the final award from the tribunal and as a consequence we shall be responsible for some of the legal costs of the seller. We expect that the amount of legal fees of the seller will be approximately $1.2 million. The Company recognized $2.4 million, including the legal fees of the seller and $1.5 million of legal expenses related to the Nordic Galaxy for the years ended December 31, 2011 and 2010, respectively. These costs are included in "General and Administrative Expenses" in the Statement of Operations.

In February 2012, we received the deposit on contract of $9.0 million and interest income of $0.2 million.

10.	OTHER NON-CURRENT ASSETS

All figures in USD ‘000	2011	2010
Working Capital, cooperative arrangements	-	22,034
Financial Charges	490	1,143
Total as of December 31,	490	23,177

As of December 31, 2010, the working capital of $22.0 million represents the value of bunkers on board our vessels at the time of vessel delivery to the cooperative arrangement Gemini Tankers LLC, including payment of initial funding of $0.2 million per vessel. The working capital is according to the Gemini Tankers agreement to be repaid to the Company within six months after the date of the withdrawal from the agreement. In November, 2011, the Company exited the cooperative arrangement with Gemini Tankers LLC and entered into cooperative arrangement with Orion Tankers Pool. As a result of the withdrawal from the Gemini Tankers LLC agreement, the outstanding working capital as of December 31, 2011 is transferred from other non-current assets, to prepaid expenses and other current assets, see Note 5 of our audited financial statements.

11.	SHARE-BASED COMPENSATION PLAN

Management Agreement
In order to align the Manager's interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. During 2011, the Company issued to the Manager 4,612 shares at an average fair value of $14.45, in connection with the adoption of the 2011 Equity Incentive Plan. During 2010, the Company issued to the Manager 93,878 shares at a fair value of $30.24. These restricted shares are primarily non-transferable for three years from the date of issuance, except for a total of 149,183 restricted shares that are non-transferable for six years from the date of issuance.

2004 Stock Incentive Plan

As of December 31, 2010, the Company had a share-based compensation plan that had been active since 2004. The plan was cancelled in 2011. Total compensation cost related to the 2004 Stock Incentive Plan was $0.06 million for the year ended December 31, 2010, and was recorded within "General and Administrative expense" in the Statement of Operations. All the restricted shares to employees and non-employees had vested by the end of 2010.

2011 Equity Incentive Plan

In 2011, the Board of Directors decided to establish a new incentive plan involving a maximum of 400,000 restricted shares of which all 400,000 shares have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. The shares are considered restricted as the shares vest after a fixed day determined in the plan. The vesting period is four-year cliff vesting for 326,000 shares and five-year cliff vesting for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues working for the Company before that time. The holders of the restricted shares are entitled to voting rights as well as receive dividends paid in the period. Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards.

The compensation cost is recognized on a straight-line basis over the vesting period and is presented as part of the general and administrative expenses. The total compensation cost related to restricted shares under the plan for the year ended December 31, 2011 was $1.3 million. The intrinsic value of restricted shares outstanding at December 31, 2011 was $4.7 million.

As of December 31, 2011, there were 400,000 restricted shares outstanding at a weighted-average grant date fair value of $23.88 for Employees of the Company including members of the Board, and of $22.06 for Non-employees which includes the Manager and to persons employed by the Manager. As of December 31, 2011, unrecognized compensation cost related to unvested restricted shares aggregated $6.7 million, which will be recognized over a weighted period of 3.42 years.

The tables below summarize the Company's restricted shares in connection with the 2011 Equity Incentive Plan as of December 31, 2011:

	Restricted shares– Employees	Weighted-average grant-date fair value– Employees	Restricted shares– Non-employees	Weighted-average grant-date fair value– Non-employees
Non-vested at January 1, 2011	-	-	-	-
Granted during the year	163,000	$23.88	237,000	$22.06
Vested during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2011	163,000	$23.88	237,000	$22.06

Under the terms of the 2004 Stock Incentive Plan, 16,700 shares of restricted stock awards were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 (the date the awards were approved by the Board) at a grant date fair value of $31.99 per share. At December 31, 2010, there were 16,700 restricted shares outstanding at a weighted-average grant date fair value of $31.99 for employees and $31.99 for non-employees. As of December 31, 2010, all restricted stocks are vested. As of December 31, 2009, unrecognized compensation cost related to unvested restricted stock aggregated $0.1 million.

The tables below summarize the Company's restricted stock awards as of December 31, 2010:

	Restricted shares– Employees	Weighted-average grant-date fair value– Employees	Restricted shares– Non-employees	Weighted-average grant-date fair value– Non-employees
Non-vested at January 1, 2010	2,425	$31.99	1,750	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2010	-	-	-	-

12.	LONG-TERM DEBT

The Company has a $500 million revolving credit facility (the "Credit Facility"), with a maturity in 2013.

The Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the term of the facility. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Total commitment fees paid for the year ended December 31, 2011 and December 31, 2010 were $0.8 million and $0.9 million, respectively. The undrawn amount of this facility as of December 31, 2011 and December 31, 2010 was $270.0 million and $425.0 million, respectively.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company's vessels and assignment of earnings and insurance. Under the terms and conditions of the Credit Facility, the Company is, among other things, required to maintain certain loan to vessel value ratios, and to maintain a book equity of no less than $150.0 million, and to remain listed on a recognized stock exchange, and to obtain the consent of the lenders prior to creating liens on or disposing of the Company's vessels. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the Credit Facility.

At December 31, 2011, accrued interest and commitment fee was $0.2 million which was paid during the first quarter of 2012. The Company was in compliance with its loan covenants for the year ended December 31, 2011.

13.	INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing costs related to the Credit Facility. Amounts borrowed under the Credit Facility bear interest equal to LIBOR plus a margin between 0.7% and 1.2%. The financing costs incurred in connection with the refinancing of the previous Credit Facility are deferred and amortized over the term of the Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 31, 2011, 2010 and 2009 was $0.7 million, $0.7 million and $0.7 million, respectively. Total deferred financing costs were $1.1 million and $1.8 million at December 31, 2011 and 2010, respectively.

14.	ACCRUED LIABILITIES

All figures in USD ‘000	2011	2010
Accrued Interest	184	83
Accrued Expenses	4,624	3,028
Accrued Drydock expenses Nordic Harrier	–	949
Accrued voyage expenses *)	7,834	–
Total as of December 31,	12,642	4,060

*)
As of December 31, 2011, we temporarily operated three vessels in the spot market, by the pool manager through cooperative arrangements. The accrued voyage expenses of $7.8 million represents accrued port costs, bunkers expenses and other voyage related expenses. No vessels were operated in the spot market by the pool manager through cooperative arrangements during 2010.

The increase of accrued expenses as of December 31, 2011, compared to December 31, 2010, is related to the increase in the size of our fleet by three vessels during 2011.

15.	EARNINGS (LOSS) PER SHARE

Basic earnings per share ("EPS") are computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents (i.e., stock options, warrants) outstanding during the period.

For the year ended December 31, 2011 and 2010, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive. For the years ended December 31, 2011 and 2010, the Company had 400,000 restricted shares and 16,700 restricted shares outstanding, which were included in the total common shares issued and outstanding as at December 31, 2011 and 2010, respectively.

All figures in USD	2011	2010	2009
Numerator:
Net Income (Loss)	(72,298,337)	(809,130)	1,012,240
Denominator:
Basic - Weighted Average Common Shares Outstanding	47,159,402	46,551,564	40,449,522
Dilutive Effect of Stock Options *	–	–	–
Dilutive – Weighted-Average Common Shares Outstanding	47,159,402	46,551,564	40,449,522
Income (Loss) per Common Share:
Basic	(1.53)	(0.02)	0.03
Diluted	(1.53)	(0.02)	0.03

*	In August 2009, the Company announced that it had cancelled all outstanding stock options. Following the cancellation described in Note 11, there is no more outstanding stock option under the Plan.

16.	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

All figures in USD ´000, except number of shares	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of December 31, 2008	51,200,000	34,373,271	344
Common Shares Issued in Follow-on Offering		3,450,000	35
Compensation – Restricted Shares		70,408	–
Common Shares Issued in Follow-on Offering		4,225,000	42
Compensation – Restricted Shares		86,225	1
Balance as of December 31, 2009	51,200,000	42,204,904	422
Common Shares Issued in Follow-on Offering		4,600,000	46
Compensation – Restricted Shares		93,878	1
Balance as of December 31, 2010	51,200,000	46,898,782	469
Common Shares Issued, 2011 Equity Incentive Plan		400,000	4
Compensation – Restricted Shares		4,612	0
Increased authorized share capital	38,800,000
Balance as of December 31, 2011	90,000,000	47,303,394	473

On June 1, 2011, at its Annual General Meeting ("AGM") held in Bermuda, the Company increased authorized share capital from 51,200,000 common shares to 90,000,000 common shares, par value $0.01 per share.

In connection with the issuance of 400,000 shares related to the 2011 Equity Incentive Plan, the Manager was entitled to 4,612 restricted shares in the Company. The 4,612 restricted shares were issued to the Manager on October 24, 2011.

The total issued and outstanding shares, as of December 31, 2011, were 47,303,094 shares of which 578,306 shares were restricted shares issued to the Manager and of which 226,000 shares were restricted to members of the Board, employees of the Company and to persons employed by the Manager. As of December 31, 2010, all the 16,700 restricted shares issued to employees and non-employees are vested, as described in Note 11. The total issued and outstanding shares, as of December 31, 2010, were 46,898,782 shares of which 399,694 shares were restricted shares issued to the Manager.

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

Additional Paid in Capital

Included in Additional Paid in Capital is the Company's Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to our creditors and a subsequent period for creditor notice of concern,  regarding the Company's intention to make such funds available for distribution following shareholder approval. The Share Premium Fund was $0.0 million and $0.0 million as of December 31, 2011 and 2010 respectively. Credits and Charges to Additional Paid in Capital was a result of the accounting for the Company's share based compensation programs.

On June 29, 2010, at the Company's Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $136.4 million. The legal procedures related to this reduction were finalized on August 6, 2010, upon which the amount became eligible for distribution.

On June 19, 2009, at the Company`s Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $236.6 million. The legal procedures related to this reduction were finalized on August 12, 2009, upon which the amount became eligible for distribution.

Contributed Surplus Account

The Company's Contributed Surplus Account as defined by Bermuda law, consists of amounts previously recorded as share premium, transferred to Contributed Surplus Account when resolutions are adopted by the Company's shareholders to make Share Premium Fund distributable or available for other purposes. As indicated by the laws governing the Company, the Contributed Surplus Account can be used for dividend distribution and to cover accumulated losses from its operations.

For 2010, the Company had a net loss of 0.8 million. As such, all dividend distributions were charged to our Contributed Surplus Account. The accumulated deficit at the end of 2010 is to be charged against the Company's Contributed Surplus Account in 2011.

Stockholders Rights Plan

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

Nordic Galaxy

On January 17, 2012, we received the final award from the tribunal and as a consequence we shall be responsible for some of the legal costs of the seller. We expect that the amount of legal fees of the seller will be approximately $1.2 million, which is recognized as part of the "General & Administrative Expenses" as of December 31, 2011. Please see Note 9.

Nordic Harrier

In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel's condition on redelivery to us was far below the contractual obligation of the charterer. All drydock expenses are capitalized and were paid during 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with the charterer. The arbitration procedures have started and are expected to be finalized in 2013.

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

No claims have been filed against the Company for the fiscal year 2011 or 2010, and the Company has not been a party to any legal proceedings for the year ended December 31, 2011, December 31, 2010 and December 31, 2009, except as disclosed in Note 9.

18.	FINANCIAL INSTRUMENTS

The Company did not hold any derivative instruments during 2011, 2010 or 2009, or as of December 31, 2011 or 2010.

The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.

-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-
The estimated fair value for the working capital, cooperative arrangements is consider to be equal to the carrying values since it is not possible to estimate the time or period of repayment, and the effect of this discounting the outstanding balance is not expected to be material as compared to carrying value.

-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears variable interest rates.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the balance sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.   Observable inputs such as quoted prices in active markets.

Level 2.   Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.  Unobservable inputs in which there is little or no market date, which require the reporting entity to develop its own assumptions.
The carrying value of estimated fair value of the Company`s financial instruments at December 31, 2011 and 2010 are as follows:

All figures in USD ‘000	Fair Value Hierarchy Level	2011 Fair Value	2011 Carrying Value	2010 Fair Value	2010 Carrying Value
Cash and Cash Equivalents	1	24,006	24,006	17,221	17,221
Marketable Securities	1	583	583	-	–
Working capital, cooperative arrangements (current assets)		12,779	12,779	–	–
Loan to First Olsen Ltd. – refer to Note 5		–	–	26,809	26,809
Working capital, cooperative arrangements (non-current assets)		18,941	18,941	22,034	22,034
Credit Facility		(230,000)	(230,000)	(75,000)	(75,000)

19.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

All figures in USD ‘000	2011	2010
Cost	795	–
Accumulated net unrealized loss	(212)	–
Fair value	583	–

At December 31, 2011, net unrealized loss on marketable securities included in comprehensive income is $0.2 million. The Company has not recognized any sale of marketable securities in the period.

20.	EQUITY METHOD INVESTMENTS

Orion Tankers Ltd. is a private limited company formed in November 2011 under the laws of the Island of Bermuda. Orion Tankers Ltd. has a share capital $100,000, which is comprised of 10,000,000 shares with $0.01 per value. Orion Tankers Ltd. is owned equally by the Company and Frontline Ltd. and, the business of the Orion Tankers Ltd. is to provide transportation services on the high seas and administrative services herewith in general and the operation and management of the Orion Tankers Pool. The net result of $0.01 million for the year ended December 31, 2011, is included in interest income within the Statement of Operations.

Orion Tankers Ltd. acquired the Gemini Tankers AS, Norway in November, 2011, which was a full subsidiary of Gemini Tankers LLC. Orion Tankers Ltd. paid $0.5 million for Gemini Tankers AS, to Gemini Tankers LLC. The purchase of Gemini Tankers AS was funded by the owners of the Orion Tankers Ltd. in February 2012.

All figures in USD ‘000	2011	2010
Acquisition cost	50	–
Net Income	11	–
Carrying value	61	-

21.	SUBSEQUENT EVENTS

In January 2012, the Company completed an underwritten public offering of 5,500,000 common shares which strengthened its equity by $75.9 million. The underwritten public offering enhances the capacity of the Company to strengthen the Company's resources, to fund future acquisition and for general corporate purposes.

In February 2012, the Company declared a dividend of $0.30 per share in respect of the results for the fourth quarter of 2011, which was paid to shareholders in March 2012.

* * * * *