Form 20-F
period 2012-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2013-03-19
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

BERMUDA
(Jurisdiction of incorporation or organization)

LOM Building
27 Reid Street
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Herbjшrn Hansson, Chairman, President, and Chief Executive Officer, Tel No. 1 (441) 292-7202, LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2012, there were 52,915,639 shares outstanding of the Registrant's common stock, $0.01 par value per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

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

☒ Yes	☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definitions of "accelerated filer" and "large accelerated filer"  in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

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

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following historical financial information should be read in conjunction with our audited financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects."  The Statement of Operations data for each of the three years ended December 31, 2012, 2011 and 2010 and selected balance sheet data as of December 31, 2012 and 2011 are derived from our audited financial statements included elsewhere in this document. The statements of operations data for each of the years ended December 31, 2009 and 2008 and selected balance sheet data for each of the years ended December 31, 2010, 2009 and 2008 are derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED FINANCIAL DATA
All figures in thousands of USD except share data	2012	2011	2010	2009	2008

Voyage revenues	130,682	94,787	126,416	124,370	228,000
Voyage expenses	(38,670)	(14,921)	-	(8,959)	(10,051)
Vessel operating expense – excl. depreciation expense presented below	(63,965)	(54,859)	(47,113)	(43,139)	(35,593)
General and administrative expenses	(14,700)	(15,394)	(15,980)	(14,819)	(12,785)
Depreciation	(69,219)	(64,626)	(62,545)	(55,035)	(48,284)
Impairment Loss on Vessel	(12,030)	-	-	-	-
Loss on Contract	-	(16,200	-	-	-
Net operating (loss) income	(67,902)	(71,213)	788	2,418	121,288

Interest income	357	1,187	632	614	931
Interest expense	(5,854)	(2,130)	(1,971)	(1,794)	(3,392)
Other financial (expense) income	207	(142)	(248)	(226)	(17)
Total other expenses	(5,290)	(1,085)	(1,587)	(1,406)	(2,443)
Net (loss) income	(73,192)	(72,298)	(809)	1,012	118,844

Basic (loss) earnings per share	(1,39)	(1.53)	(0.02)	0.03	3.63
Diluted (loss) earnings per share	(1,39)	(1.53)	(0.02)	0.03	3.62
Cash dividends declared per share	1.20	1.15	1.70	2.35	4.89
Basic weighted average shares outstanding	52,547,623	47,159,402	46,551,564	40,449,522	32,739,057
Diluted weighted average shares outstanding	52,547,623	47,159,402	46,551,564	40,449,522	32,832,854
Market price per common share as of December 31,	8.75	11.99	26.02	30.00	33.75

Other financial data:
Net cash (Used in) provided by operating activities	(567)	(12,163)	57,752	63,195	127,900
Dividends paid	63,497	54,273	79,728	95,431	165,886

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	55,511	24,006	17,221	30,496	31,378
Total assets	1,085,624	1,125,385	1,083,083	946,578	813,878
Total long-term debt	250,000	230,000	75,000	-	15,000
Common stock	529	473	469	422	344
Total shareholders' equity	809,383	867,563	992,955	934,084	788,586

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Spot market rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

●	demand for oil and oil products,

●	supply of oil and oil products,

●	regional availability of refining capacity,

●	regional imbalances in production/demand,

●	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production,

●	the distance oil and oil products are to be moved by sea,

●	changes in seaborne and other transportation patterns, including changes in the distances over which oil and oil products are transported by sea,

●	weather and acts of God and natural disasters, including hurricanes and typhoons,

●	environmental and other legal and regulatory developments,

●	currency exchange rates,

●	competition from alternative sources of energy and from other shipping companies and other modes of transportation, and

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

●	current and expected purchase orders for tankers,

●	the number of tanker newbuilding deliveries,

●	the scrapping rate of older tankers,

●	conversion of tankers to other uses or conversion of other vessels to tankers,

●	the price of steel and vessel equipment,

●	the successful implementation of the phase-out of single-hull tankers,

●	technological advances in tanker design and capacity,

●	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, scrapping and laying up of tankers,

●	the number of tankers that are out of service, and

●	changes in environmental and other regulations that may limit the useful lives of tankers.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. As of the date of this annual report, all of our operating vessels are in the Orion Tankers Pool, with Orion Tankers Ltd. as pool manager. In September 2012, we agreed to purchase the 50% interest held by Frontline Ltd. (NYSE:FRO) and became the sole owner of Orion Tankers Ltd. as of January 2, 2013. We are highly dependent on spot market charter rates. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably. If we are not profitable, we may not be able to meet our obligations, including making payments on any future indebtedness, or paying dividends. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, or alternatively lose this opportunity, should the rise be short-lived.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and then rising to approximately $92 per barrel as of the end of December 2010 and continuing to rise to approximately $100 by the end of December 2011. In 2012, crude oil reached a high of $118.74 per barrel and a low of $91.19 per barrel.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

●	increased crude oil production from other areas;

●	increased refining capacity in the Arabian Gulf or West Africa;

●	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

●	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

●	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

●	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

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

Our vessels are evaluated for impairment continuously or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel is complex and requires us to make various estimates, including future freight rates and earnings from the vessel.  All of these items have been historically volatile. We evaluate the recoverable amount as the undiscounted estimated cash flow from the vessels over their remaining useful lives. If the recoverable amount is less than the carrying amount of the vessel and less than the estimated fair market value, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition and operating results. Impairment charges may be limited to each individual vessels or be based on a portfolio approach. In 2012, we have impaired one vessel using an individual approach.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position.  Prior to 1978, the Chinese economy was a planned economy.  Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy.  Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures.  There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform.  Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces.  Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments.  Recently, China began appointing new members to its Politburo Standing Committee, who are replacing members of the committee who have served for periods of up to 10 years, which obscures the future policy plans of the country.  If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our ability to implement our business strategy.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.3% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile.  Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our $430 million revolving credit facility, or the 2012 Credit Facility, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of the date of this annual report we have drawn down an aggregate of $250.0 million.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation, and Liability Act (generally referred to as CERCLA), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, European Union Regulations, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the International Convention on Civil Liability for Bunker Oil Pollution Damage (generally referred to as the Bunker Convention), the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (generally referred to as the ISM Code), the International Convention for the Control and Management of Ships’ Ballast Water and Sediments Discharge (generally referred to as the BWM Convention),  and the U.S. Maritime Transportation Security Act of 2002 (generally referred to as the MTSA). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In 2002 the U.S. MTSA came into effect and to implement certain portions of the MTSA, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

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

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operations of Ships and Pollution Prevention, or the ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS.  The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

The value of our vessels may fluctuate and any decrease in the value of our vessels could result in a lower price of our common shares.

Tanker values have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. The market value of our oil tankers can fluctuate, depending on general economic and market conditions affecting the tanker industry. The current volatility in global financial markets may result in a decrease in tanker values. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under the 2012 Credit Facility. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower price of our common shares.

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

World events could affect our results of operations and financial condition.

Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.

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

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan. The Company has not been involved in business to and from Cuba, Syria or Iran during the period January 1 through December 31, 2012. Our vessels may, on charterers’ instructions, call on ports in Sudan. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our 2012 Credit Facility prohibits the declaration and payment of dividends if we are in default under the 2012 Credit Facility. We refer you to Item 5—Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Our Credit Facilities for more details. We may not continue to pay dividends at rates previously paid or at all.

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

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

●	identify suitable tankers and/or shipping companies for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly,

●	manage relationships with customers and suppliers,

●	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures,

●	integrate any acquired tankers or businesses successfully with our then-existing operations,

●	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet,

●	identify additional new markets,

●	improve our operating, financial and accounting systems and controls, and

●	obtain required financing for our existing and new operations.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. In addition, in November 2004, we transitioned from a bareboat charter company to an operating company. We may incur unanticipated expenses as an operating company. The number of employees of Scandic American Shipping Ltd., or the Manager, that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet.  Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower dividends per share. If we are unable to execute the points noted above, our financial condition and dividend rates may be adversely affected.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. We took delivery of four secondhand vessels from July 2009 to September 2011.  We did not take delivery of any vessels in 2012.  While we always inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. We may receive the benefit of warranties from the builders for the secondhand vessels that we acquire direct from yard.

In general, the costs to maintain a vessel in good operating condition increases with the age of the vessel.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 10 years to 24 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation

Our success depends to a significant extent upon the abilities and efforts of the Manager and our management team. Our success will depend upon our and the Manager's ability to hire and retain key members of our management team. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

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

Borrowing under the 2012 Credit Facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under the 2012 Credit Facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

●	seeking to raise additional capital,

●	refinancing or restructuring our debt,

●	selling tankers or other assets, or

●	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under the 2012 Credit Facility, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes our entire fleet.

Our 2012 Credit Facility contains restrictive covenants which limit our liquidity and corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

The 2012 Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

●	pay dividends and make capital expenditures if we do not repay amounts drawn under the 2012 Credit Facility or if we are otherwise in default under the 2012 Credit Facility,

●	create or allow to subsist any security interest over any of the Company’s vessels,

●	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

●	sell our vessels,

●	merge or consolidate with, or transfer all or substantially all of our assets to another person, or

●	enter into a new line of business.

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

Interest in most loan agreements in our industry, including our 2012 Credit Facility, is based on published London Interbank Offered Rates, or LIBOR. Amounts borrowed under our 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin. LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times.  These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by amounts that we drawdown under our 2012 Credit Facility fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we drawdown from our 2012 Credit Facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charter parties with our customers, through Orion Tankers pool, and our 2012 Credit Facility and from time to time, we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We may be subject to increased premium payments, or calls, in amounts based on our claim records, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be characterized as U.S. source shipping income and such income is subject to a 4% United States federal income tax, without the benefit of deductions, unless that corporation is entitled to a special tax exemption under the Code which applies to income derived by certain non-United States corporations from the international operations of ships. We believe that we currently qualify for this statutory tax exemption and we have taken, and will continue to take, this position on the Company's United States federal income tax returns.. However, there are several risks that could cause us to become subject to tax on our United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances as to our tax-exempt status.

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

We believe that we ceased to be a PFIC beginning with the 2005 taxable year. Based on our current and expected future operations, we believe that we are not currently a PFIC, nor do we anticipate that we will become a PFIC for any future taxable year.  As a result, non-corporate United States shareholders should be eligible to treat dividends paid by us in 2006 and thereafter as "qualified dividend income" which is subject to preferential tax rates.

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

We are a Bermuda exempted company. Our memorandum of association, bye-laws and the Companies Act, 1981 of Bermuda (the “Companies Act”), govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.

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

A. History and Development of the Company

Nordic American Tankers Limited, or the Company, was founded on June 12, 1995 under the name Nordic American Tanker Shipping Limited under the laws of the Islands of Bermuda and we maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.  We are an international tanker company that currently owns 20 Suezmax tankers that average approximately 156,000 dwt each and our vessels in our fleet are homogenous, interchangeable and should be viewed as "the Nordic American System".  The Company was formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997.  In the autumn of 2004, the Company owned three vessels and at the end of 2012 the Company owned 20 vessels. We expect that the expansion process will continue over time and that more vessels will be added to our fleet.

We describe the “Nordic American System” as follows:

It is essential for Nordic American to have an operating model that is sustainable in both a weak and a strong tanker market, which we believe differentiates Nordic American from other publicly traded tanker companies. The Nordic American System is transparent and predictable. As a general policy, the Company has a conservative risk profile. Our dividend payments are important for our shareholders, and at the same time we recognize the need to expand our fleet under conditions advantageous to the Company.

NAT maximizes cash flows by employing all of its vessels in the spot market through the Orion Tanker Pool which increases the efficiency and utilization of the fleet. The spot market gives better earnings than the time charter market over time.

Growth is a central element of the Nordic American System.  It is essential that NAT grows accretively, which means that over time our transportation capacity increases more percentagewise than our share count.

Nordic American has one type of vessel only - the Suezmax vessel. This type of vessel can carry one million barrels of oil. The Suezmax vessel is highly versatile, able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

The valuation of NAT in the stock market should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. NAT has its own ongoing system value with a homogenous fleet.

We pay our dividend from cash on hand.  NAT has a cash break-even level of about $12,000 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other cash charges.

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

In October 2010, Nordic Harrier (former Gulf Scandic) was redelivered, from a long-term bareboat charter agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel's condition on redelivery to us was far below the contractual obligation of the charterer. All drydock expenses were paid during 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with the charterer. The arbitration procedures have started and are expected to be heard in 2013.

On June 1, 2011, in connection with our annual general meeting of shareholders held in Bermuda, our amended and restated bye-laws were approved and adopted.  We increased our authorized share capital from 51,200,000 common shares to 90,000,000 common shares, par value $0.01 per share.  As of the date of this annual report, we have 54,825,751 common shares issued and outstanding.  We also changed our legal name to Nordic American Tankers Limited.

On August 24, 2011, we took delivery of the Nordic Breeze and on November 8, 2011 we took delivery of the Nordic Zenith.

In September 2011, the Company announced the acquisition of the vessel, Nordic Aurora, at the purchase price of $24.5 million.

In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager.  This company was owned equally by us and Frontline Ltd. (NYSE:FRO).  In mid-November, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously within Gemini Tankers LLC.

In January 2012, the Company issued 5,500,000 common shares at the price of $15.57 per share in a registered transaction, used to fund future acquisitions and for general corporate purposes.

Orion Tankers Ltd. was established as equally owned by us and Frontline Ltd. (NYSE:FRO). In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012.

In October 2012, we entered into a new $430 million revolving credit facility (the “2012 Credit Facility”). The banking group consists of DNB Bank ASA, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken.  See “Operating and Financial Review and Prospects – Liquidity and Capital Resources -- Our Credit Facilities” below.

In November 2012, the Company announced that one of its vessels was detained for a short while in a U.S. port. The vessel was released in early December 2012 and was employed in the spot market.  The Company has been advised by its legal counsel that it will not be prosecuted and is not part of the case.        .

Effective January 2, 2013, the Company acquired Frontline`s shares in Orion Tankers Ltd. at its nominal book value as of December 31, 2012, after which Orion Tankers Ltd. became wholly-owned subsidiary of the Company.

Effective January 10, 2013, the Company acquired 100% of the shares of Scandic American Shipping Ltd. (the “Manager”) from a company owned by the Chairman and Chief Executive Officer of the Company Mr. Herbjørn Hansson and his family. On January 10, 2013, the Manager became a wholly-owned subsidiary of the Company. In addition to gaining full direct control of the Manager’s operations, the Company will no longer be obligated to maintain the Manager’s ownership of the Company’s common shares at 2%.  The restricted common shares equal to 2% of our outstanding common shares issued as per the Management Agreement and the restricted common shares issued to the Manager under the 2011 Equity Incentive Plan was not part of the transaction. Please see section “Information on the Company -- Management Agreement” for further information about the acquisition.

Effective January, 10, 2013 the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

Effective January, 10, 2013 the Board of Directors amended the management fee. For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet.

On February 11, 2013, the Company declared a dividend of $0.16 per share in respect of the results for the fourth quarter of 2012, which was paid to shareholders on or about February 13, 2013.

B. Business Overview

We are an international tanker company that owns 20 double-hull Suezmax tankers that average approximately 156,000 dwt each. Our Suezmax tankers are interchangeable asset within the Orion Tankers pool because any pool vessel may be offered to the charterer for any voyage.

We chartered all of our vessels in the spot market pursuant to a cooperative arrangement with Gemini Tankers LLC until November 24, 2011.  In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager and our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. Effective January 2, 2013, the Company acquired Frontline`s shares in Orion Tankers Ltd. at its nominal book value as of December 31, 2012, after which Orion Tankers Ltd. became wholly-owned subsidiary of the Company.

OUR FLEET

Our current fleet consists of 20 double-hull Suezmax tankers and all of our vessels are employed in the spot market pursuant to our cooperative arrangement with Orion Tankers Ltd. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargoes.

Vessel	Yard	Built	Deadweight Tons	Delivered to NAT

Nordic Harrier	Samsung	1997	151,459	August 1997
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,401	December 1997
Nordic Voyager	Dalian New	1997	149,591	November 2004
Nordic Fighter	Hyundai	1998	153,328	March 2005
Nordic Freedom	Daewoo	2005	159,331	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Saturn	Daewoo	1998	157,331	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006
Nordic Moon	Samsung	2002	160,305	November 2006
Nordic Apollo	Samsung	2003	159,998	November 2006
Nordic Cosmos	Samsung	2003	159,999	December 2006
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai	2010	163,940	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011

OUR CHARTERS

It is our policy to operate our vessels either in the spot market or on short term time charters. The spot market gives better earnings than the time charter market over time.

We currently operate all of our 20 vessels in the spot market through Orion Tankers pool, although we may consider charters at fixed rates depending on market conditions.

Spot Market

Spot Charters: Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a voyage charter, revenue is generated from freight billing, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters, the vessels are traded fully at the risk and reward of the Company. For vessels operating in the spot market other than through the pool (described below), the vessels will be operated by the pool manager. Under this type of employment, the vessel’s revenues are not included in the profit sharing of the participating vessels in the pool. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations. See Note 2 to our audited financial statements for further information concerning our accounting policies.

During 2012, we temporarily operated six vessels in the spot market through the pool manager of the cooperative arrangements.

Cooperative Arrangements: The pool manager of the cooperative arrangements has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. Revenue is generated from freight billing, as the pool manager is responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. The pool manager employs the vessels in the pool under a contract with a particular charterer for a number of voyages, with each single voyage or contract of carriage being performed by a pool vessel after nomination by the pool manager. Each participant in the pool is required to, in relation to each of its vessels, maintain the vessel in a seaworthy condition and to defined technical and operational standards and obtain and maintain the required number of vettings. The owners of the participating vessels remain responsible for the technical costs including, crewing, insurance, repair and maintenance, financing and technical management of their vessels. The revenues, less voyage expenses, or net pool earnings of all of the vessels are aggregated and divided by the actual earning days each vessel is available during the period.

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

In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager and was owned equally by us and Frontline Ltd. In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. In September 2012, it was announced that the Company will acquire Frontline`s remaining interest in Orion Tankers Ltd. and that Frontline would withdraw its nine Suezmax vessels from the Orion Tankers pool in the fourth quarter of 2012.  The withdrawal of these vessels was completed effective November 5, 2012, following which the Orion Tankers pool consists of 20 Suezmax vessels, all owned by the Company.  The Orion Tankers’ pool arrangement is managed and will continue to be operated by Orion Tankers Ltd. Orion Tankers Ltd. was owned equally by us and Frontline Ltd. until January 1, 2013. Effective January 2, 2013 the Company acquired Frontline`s shares in Orion Tankers Ltd.

Up and until November 5, 2012, the date of which Frontline completed the withdrawal all of its vessel in the Orion Tanker pool, the Company has considered it appropriate to present this type of arrangement on a net basis in its Statements of Operations. Effective November 5, 2012 the Company has considered it appropriate to present this type of arrangement on a gross basis in its Statement of Operations. See Note 2 to our audited financial statement.

If a vessel does not temporarily comply with the pool requirements, the vessel will continue to be operated in the spot market by the pool manager, as described above under "Spot Charters."

Time Charters

Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. No vessels were employed on time charters during 2012, 2011 or 2010.

Bareboat Charters

Under a bareboat charter, the charterer is responsible for operating and maintaining the vessel and for paying all operating costs and expenses with respect to the vessel.

No vessels were employed on bareboat charters during 2012 and 2011. During 2010, two vessels were employed on bareboat charters that expired in June 2010, and October 2010, respectively.

Management Agreement

In June 2004, the Company entered into a management agreement (the “Management Agreement”) with Scandic American Shipping Ltd. (the “Manager”). Under the Management Agreement, the Manager has the daily, administrative, commercial and operational responsibility for our vessels and is generally required to manage our day-to-day business according to our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors. Agreement shall terminate on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement shall always be ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet and is reimbursed for all of its costs incurred in connection with its services. The management fee was reduced from $500,000 to $150,000 per annum effective January 10, 2013. The management fee was increased from $350,000 to $500,000 per annum effective December 1, 2011 up and until January 10, 2013. In order to align the Manager’s interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares as per the Management Agreement. Subsequent to the acquisition of the manager, effective January 10, 2013, the Management Agreement was amended and the 2% provision is no longer part of the agreement. The annual fee will be eliminated in the consolidated financial statements from 2013 onwards.

In 2011, the Board of Directors approved a new equity incentive plan, which we refer to as the 2011 Equity Incentive Plan, under which a maximum of 400,000 common shares were reserved for issuance. In 2012, the Company repurchased at par value, 8,500 unvested restricted common shares, and these restricted common shares are held as treasury shares. As of December 31, 2012, a total number of 391,500 restricted common shares that are subject to vesting have been allocated among 21 persons employed in the management of the Company, the Manager and the members of the Board of Directors. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the vesting period.

Effective January 10, 2013, the Company acquired 100% of the shares of the Manager from a company owned by the Chairman and Chief Executive Officer of the Company Mr. Herbjørn Hansson and his immediate family, after which the Manager became a wholly-owned subsidiary of the Company.

Under the Management Agreement, the Manager pays, and receives reimbursement from us, for our administrative expenses including such items as:

●
all costs and expenses incurred on our behalf, including operating expenses and other costs for vessels that are chartered out on time charters or traded in the spot market and for monitoring the condition of our vessel that is operating under bareboat charter,

●	executive officer and staff salaries,

●	administrative expenses, including, among others, for third party public relations, insurance, franchise fees and registrars' fees,

●	all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance,

●	brokerage commissions payable by us on the gross charter hire received in connection with the charters,

directors' fees and meeting expenses,

●	audit fees,

●	other expenses approved by the Board of the Directors and

●
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

In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager. This company was owned equally by us and Frontline Ltd.  In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. Effective January 2, 2013, the Company acquired Frontline`s shares in Orion Tankers Ltd. at its nominal book value as of December 31, 2012, after which Orion Tankers Ltd. became wholly-owned subsidiary of the Company.

Technical management agreements: As of December 31, 2012, the ship management firm of V.Ships Norway AS or V.Ships provides the technical management for 15 of the Company's vessels. The ship management firm of Colombia Shipmanagement Ltd, Cyprus provides the technical management for four of the Company's vessels. The ship management firm Hellespont Ship Management GmbH & Co KG, Germany provides the technical management for one of the Company's vessels.

Share-based Compensation Plan

Management Agreement: In order to align the Manager’s interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares were issued, the Manager received restricted common shares in order to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. Subsequent to the acquisition of the Manager effective January 10, 2013, the Management Agreement was amended and the 2% provision is no longer part of the agreement.

2011 Equity Incentive Plan: In 2011, the Board of Directors approved a new incentive plan under which a maximum of 400,000 common shares were reserved for issuance. A total of 400,000 restricted common shares that are subject to vesting were allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. The vesting period is four-year cliff vesting period for 326,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues to work for the  Company  before that time.  The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period. The Board considers this arrangement to be in the best interests of the Company.

In 2012, the Company repurchased at par value 8,500 unvested restricted common shares. These restricted common shares are held as treasury shares. As of December 31, 2012, a total number of 391,500 unvested restricted common shares were allocated under the plan.

Effective January, 10, 2013 the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

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

The current international financial crisis is affecting the international tanker market. It is expected that the global fleet will increase during 2013 because of the present order book. However, some shipping companies are now facing challenges in financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. Assuming current scrapping levels, it can be assumed that the Suezmax fleet may contract in 2014 and 2015, given the current order book. The current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders, and there have been reports of cancellations of tanker newbuildings from certain yards. Shipping companies with high debt or other financial commitments may be unable to continue servicing their debt, which could lead to foreclosure on vessels. A reduction in available ship finance is curtailing any significant growth to the order book. Only 3 Suezmax tankers were ordered in 2012.

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

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes.  A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading.  ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope.  Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from the Mediterian and Arabian Gulf towards the Far East, i.e. China, India and other emerging economies in Asia that absorb the shortfall from the traditional routes, from  West Africa to the East Coast of the United States used to represent.   Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

THE 2012 TANKER MARKET (Source: Fearnleys)

One year ago we wrote that 2011 was the worst year for the freight market for all types and sizes of tankers in almost a decade. Now, looking back on 2012, we cannot state that 2012 ended much better. The first half of the year periodically showed earnings that could be deemed close to acceptable, but the second half was very weak. Bunkers remained high, and based on a basket of selected main bunkering places, prices rose approximately 3% compared to 2011.

As in 2011, we have observed periods in which tanker trades have yielded negative results on a time charter equivalent basis; however, Suezmax earnings have been positive for all major trading routes. Typically, time charter equivalents are calculated on the basis of normal service speed and corresponding bunker consumption. In 2011, we observed that earnings for the largest tankers remained in positive territory at optimized speed and consumption. This year, however, this has not been the case.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity and the types of cargoes carried. A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the Very Large Crude Carrier, (“VLCC”), whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of about $10,000 per day during 2012. This was significantly higher than in 2011, but still only at a level covering operational expenses. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $16,000 per day during the same period, down from $16,200 in the year 2011. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were about $9,500 per day compared with $10,600 per day in the year 2011. Despite an improvement in VLCC earnings, 2012 was even more challenging for owners than the weak tanker market in the year 2011. The earnings estimates used in this section are based on service speed and consumption. As most owners currently operate their vessels as economically as possible, i.e., by slow steaming, actual earnings are somewhat higher than those above. Earnings have periodically stayed far below operating costs resulting in substantial operating losses for many companies. Suezmax tankers have generally generated earnings above operating costs. Market values of modern tankers declined on average about 18% over 2012. Suezmax values declined slightly less than the average, with a decline of about 14%.

Preliminary estimates for seaborne crude oil trade, measured in tonne-miles, indicate an increase of about 3.9% in 2012 compared to 2011. Measured by volume, the increase is smaller and estimated to about 0.7%, indicating an increase in average distances. Crude oil imports to the U.S. showed another year of decrease and were down 3.7% in 2011. Based on 10 months seaborne trade statistics, demand for transportation during this period increased by 2.3% whereas seaborne imports were down 8.3% compared to the first 10 months of 2011. This indicates increased average distances in combination with increased over land imports from Canada. In East Asia, data from the first nine months of 2012 show that Chinese crude oil imports increased by about 6.6% in the same period in 2011. Tonne-miles increased by 10% for the period 2012. Combined Japanese, Korean, and Taiwanese crude imports rose by about 4.2%, and tonne-miles generating a tonne-mile increase of about 7%.

In 2012, a total of 49 VLCCs and 47 Suezmax tankers have been delivered from yards. The Suezmax fleet is estimated to have expanded by 6.6% and the VLCC fleet by 6.6% (both measured by deadweight tons) in 2012. This is slightly lower than our expectations one year ago. In total, net tanker fleet growth in 2012 was about 4.1%.

The sale and purchase market for tankers, measured by the number of transactions, was similar to the 2011 market. About 210 tankers were sold in 2012 compared to about 225 in 2011. Prices continued to decrease across the tanker market. Since the end of 2011, prices have declined between 3% and 26% for modern units.

The International Energy Agency (IEA), according to its December 2012 report, expects global demand for oil to increase by an estimated 1.0% in 2013. With the continued financial turmoil, especially in Europe, and continued challenging times in the U.S. (despite falling unemployment and increased activity in the industry and construction sector) Fearnleys is quite uncertain about market developments for tankers in 2013. In addition, U.S. domestic crude oil production is expected to increase substantially in 2013 limiting demand for imports. It seems that Chinese economic activity is increasing following measures in 2011 and 2012 combating inflationary tendencies and that crude oil imports may increase at a higher pace than in 2012.

The Tanker Market 2013

The tanker market in 1q2013 has been in line with the second half of 2012. Increased traffic from West Africa to China has resulted in Suezmaxes outperforming VLCC. There was a small spike in rates early in the quarter but the positive sentiment quickly reversed. The current freight environment in the beginning of second quarter may be characterized as stable, however being subject to volatility. The Company does not predict future spot rates.

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

International Maritime Organization

The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the CLC, the Bunker Convention, and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

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

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the Energy Efficient Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

Noncompliance with the ISM Code and other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, CLC, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels.  OPA defines these other damages broadly to include:

●	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

●	injury to, or economic losses resulting from, the destruction of real and personal property;

●	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

●	loss of subsistence use of natural resources that are injured, destroyed or lost;

●	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

●
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practice. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new permit is expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013 two new sets of mandatory requirements to address greenhouse gas emissions from ships, that MEPC adopted in July 2011, entered into force. Currently operating ships will be required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 is expected to come into force on August 20, 2013. MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  In 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect, and to implement certain portions of the MTSA the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

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

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel's hull;

●
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until an ISSC is obtained, or may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.  We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey every five years, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Most vessel are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' or “Condition of Class” or “Memo to Owners” which must be rectified by the ship owner within prescribed time limits.
Any Condition of Class issued by the surveyor will trigger a trading restriction on the vessel as the charterers will not accept a vessel with a CC.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies (IACS). The IACS issued draft harmonized Common Structure Rules, that align with IMO goal standards, for industry review in 2012 and it expects them to be adopted in Winter 2013. All our vessels are certified as being "in class" by Lloyd's Register of Shipping, American Bureau of Shipping, Det norske Veritas and Germanischer Lloyd. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts.

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

Competition

As described in the section “History and Development of the Company” we, operate "the Nordic American System" of 20 homogenous Suezmax tankers in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator.

Since July 1, 2010 and until mid-November 2011, our vessels were employed in a spot market arrangement with Gemini Tankers LLC, of where Frontline Ltd., Teekay Corporation, and we were the main owners of the participating vessels. In November 2011, the Orion Tankers pool was established, with Orion Tankers Ltd. as pool manager. Orion Tankers Ltd. was owned equally by us and Frontline Ltd., and therefore a related party of the Company as of December 31, 2012. Effective January 2, 2013, the Company acquired Frontline`s shares in Orion Tankers Ltd. at its nominal book value as of December 31, 2012, after which Orion Tankers Ltd. became wholly-owned subsidiary of the Company

We currently operate all of our vessels in spot market through Orion Tankers pool. This arrangement is managed and operated by Orion Tankers Ltd as pool manager. The pool manager has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax class size. Ownership of tankers is highly fragmented.

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

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

C. Organizational Structure

Since May 30, 2003, Scandic American Shipping Ltd. has acted as the Company's Manager, and provides such services pursuant to the Management Agreement.  The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company.  On January 10, 2013, the Manager became a wholly-owned subsidiary of the Company. See Item 4—Information on the Company—Business Overview—The Management Agreement.

D. Property, Plants and Equipment

See Items 4–Information on the Company–Business Overview–Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the 2012 Credit Facility.

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

A. Operating Results

We present our Statement of Operations using voyage revenues and voyage expenses. During the years ended December 31, 2012 and 2011, all of our vessels were employed in the spot market. As of December 31, 2010 all of our vessels were employed in the spot market, but during 2010 two of our vessels were employed on bareboat charters that expired in June 2010, and October 2010, respectively.

Under a spot charter, revenue is generated from freight billing and is included in voyage revenue. Under a spot charter, the vessel owner pays all vessel voyage expenses and these expenses are included in voyage expenses. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations.

Our homogenous and interchangeable fleet is operated by Orion Tankers pool and the pool manager employs the vessels under a contract with a particular charterer for a number of voyages, with each single voyage or contract of carriage being performed by a pool vessel after nomination by the pool manager. The fleet is considered homogenous in terms of freight capacity and the types of cargoes that can be transported and the vessels are interchangeable as the Pool Manager can nominate any vessel to a specific charterer for a specific voyage.  The voyage revenues less voyage expenses of all of the vessels in the pool are aggregated and divided by the actual earning days each vessel is available during the period. From November 2011 through November 5, 2012, the Company has considered it appropriate to present this type of arrangement on a net basis in its Statements of Operations. In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the Orion Tankers pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012, after which all vessels in the Orion Tankers pool are owned by the Company. The Company has considered it appropriate to present this type of cooperative arrangement on a gross basis in the Statement of Operations effective as from November 5, 2012.

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

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

	Year Ended December 31,
All figures in USD '000	2012	2011	Variance
Voyage Revenue	130,682	94,787	37.9%
Voyage Expenses	(38,670)	(14,921)	(159.2)%
Net Voyage Revenues	92,012	79,866	15.2%
Vessel Operating Expenses	(63,965)	(54,859)	(16.6)%
General and Administrative Expenses	(14,700)	(15,394)	4.5%
Depreciation Expenses	(69,219)	(64,626)	(7.1)%
Impairment of Vessel	(12,030)	-	-
Loss on Contract	-	(16,200)	-
Net Operating (Loss) Income	(67,902)	(71,213)	4.7%
Interest Income	357	1,187	(69.9)%
Interest Expenses	(5,854)	(2,130)	(174.8)%
Other Financial Income (Expenses)	207	(142)	245.8%
Net (Loss) Income	(73,192)	(72,298)	(1.23)%

	Year Ended December 31,
All figures in USD '000	2012	2011	Variance
Voyage Revenue – net pool earnings	77,287	76,618	0.9%
Voyage Revenue – gross freight	53,395	18,169	193.9%
Total Voyage Revenue	130,682	94,787	37.9%
Less Voyage expenses – gross	(38,670)	(14,921)	(159.2)%
Total TCE revenue	92,012	79,866	15.2%
Vessel Calendar Days (1)	7,320	6,367	15.0%
Less off-hire days (2)	555	116	378.4%
Total TCE days	6,765	6,251	8.2%
TCE Rate per day (3)	$13,601	$12,777	6.4%
Total Days – vessel operating expenses	7,320	6,370	14.9%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)
The Nordic Harrier (former Gulf Scandic) was redelivered from a bareboat charter in October 2010 and went directly into drydock for repairs. The drydock period was completed in late April 2011 and the vessel was employed in the spot market pursuant to cooperative arrangements on May 1, 2011. The calendar days and the off-hire days in connection with the drydock period of the Nordic Harrier are not included in this table because the vessel had not operated in the spot market prior to May 1, 2011 and as a result, the number of calendar and off-hire days would not have an impact on the comparison of TCE rate per day.

(3)	Time Charter Equivalent, (“TCE”), results from Total TCE revenue divided by Total TCE days.

Voyage revenue was $130.7 million for the year ended December 31, 2012 compared to $94.8 million for the year ended December 31, 2011, representing an increase of 37.9%. The increase in voyage revenue was primarily a result of changes to the presentation of net voyage revenues from cooperative arrangements from net basis presentation to gross basis presentation, effective as of November 5, 2012, as of which date the Orion Tankers pool consisted only of vessels owned by the Company.

Voyage expenses were $38.7 million for the year ended December 31, 2012, compared to $14.9 million for the year ended December 31, 2011, representing an increase of 159.2%. The increase in voyage expenses was primarily a result of changes to the presentation of net voyage revenues from cooperative arrangements from net basis presentation to gross basis presentation, effective as of November 5, 2012, as of which date the Orion Tankers pool consisted only of vessel owned by the Company. As of November 5, 2012 voyage expenses consisted of fuel, port charges and commissions from all our vessels operated in the spot market.

Net voyage revenues were $92.0 million for the year ended December 31, 2012, compared to $79.9 million for the year ended December 31, 2011, representing an increase of 15.2%. The increase in net voyage revenues was primarily a result of an increase in revenue days of 8.2%, due to revenue days for the full year in 2012 for the three vessels delivered in 2011, and due to revenue days for the full year in 2012 for the Nordic Harrier which was employed in the spot market pursuant to a cooperative arrangement on May 1, 2011.The increase in net voyage revenues was also the result of an increase in the spot market rates for the period. Average TCE rate was $13,601 for the year ended December 31, 2012 compared to $12,777 for the year ended December 31, 2011, representing an increase of 6.5%. The revenue days consist of vessel calendar days less vessel off-hire days. The increase in off hire days to 555 days for the year ended December 31, 2012 from 116 days for the year ended December 31, 2011 was primarily the result of planned off hire days in connection with our eight vessels that required dry dockings in 2012.

Vessel operating expenses were $64.0 million for the year ended December 31, 2012 compared to $54.9 million for the year ended December 31, 2011, an increase of 16.6%. The increase in operating expenses was a result of an increase in operating days of 14.9%, due to operating days for the full year in 2012 of the three vessels delivered in 2011, and due to operating days for the Nordic Harrier which was employed in the spot market from May 1, 2011. The increase in operating expenses was also due to an increase in the average operating expenses per day of $8,700 for the year ended December 31, 2012 from $8,600 per day f for the year ended December 31, 2011.

General and administrative expenses were $14.7 million for the year ended December 31, 2012 compared to $15.4 million for the year ended December 31, 2011, a decrease of 4.5%. The decrease of $0.7 million is a result of an increase of $1.1 million related to share-based compensation and pension costs, an increase of $0.5 million in salary, wages and management fee, offset by a decrease of $2.3 million in legal fees due to the arbitration procedures for the Nordic Galaxy expensed in 2011. General and administrative expenses for the year ended December 31, 2012 include $4.2 million in expenses related to share-based compensation and pension costs as compared to $3.1 million for the year ended December 31, 2011. The increase in general and administrative expenses of $1.1 million related to share-based compensation and pension costs for the year ended December 31, 2012 compared for the year ended December 31, 2011, is a result of an increase in costs of $1.5 million related to the issuance of restricted shares to the Manager under the Management Agreement after a follow-on offering that was conducted in January 2012 as compared to no such costs for the year ended December 31, 2011. In addition, a decrease in costs of $0.4 million for the year ended December 31, 2012 is attributable to foreign currency exchange fluctuations of $0.8 million and increase of $0.6 million as a result of the financial assumptions related to deferred compensation agreements which are denominated in Norwegian Krone.

Depreciation expenses were $69.2 million for the year ended December 31, 2012 compared to $64.6 million for the year ended December 31, 2011, an increase of 7.1%. The increase of $4.6 million in depreciation expenses for the year ended December 31, 2012 compared to the year ended December 31, 2011 is a result of an increase of depreciation for the full year in 2012 of the three vessels delivered in 2011, and an increase in amortization expenses of drydocking costs related to capitalized drydocking costs during 2012 and 2011.

Impairment Loss on vessels was $12.0 million for the year ended December 31, 2012 compared to $0.0 million for the year ended December 31, 2011. The impairment loss relates to one vessel where we believed that future undiscounted cash flow was less than the carrying value. A portfolio approach would cause no impairment charge as the combined undiscounted cashflows are considerably in excess of the combined carrying value of our fleet.

Loss on Contract was $0.0 million for the year ended December 31, 2012 compared to $16.2 million for the year ended December 31, 2011. Loss on Contract was a result of the award granted by the arbitral tribunal related to the arbitration involving the Nordic Galaxy in 2011.

Net operating loss was $67.9 million for the year ended December 31, 2012 compared to net operating loss of $71.2 million for the year ended December 31, 2011, a decrease of 4.7%. The decrease in net operating loss of $3.3 million was due to an increase in revenue days and an increase in spot market rates, offset by an increase in vessel operating expenses and depreciation expenses due to expansion of the fleet by three vessels during 2011. The net operating loss was also impacted by recorded an impairment loss on vessels of $12.0 million for the year ended December 31, 2012 and by recorded an loss of contract of $16.2 million for the year ended December 31, 2011.

Interest income was $0.4 million for the year ended December 31, 2012 compared to $1.2 million for the year ended December 31, 2011, a decrease of $0.8 million. The decrease in interest income was primarily due to the Company recorded interest income of $0.0 million derived from a loan furnished to the seller of Nordic Galaxy for the year ended December 31, 2012 compared to $1.2 million for the year ended December 31, 2011. The decrease in interest income was offset by an increase in interest income of $0.4 million for the year ended December 31, 2012 compared to $0.0 million for the year ended December 31, 2011 due to increase of cash on hand.

            Interest expense was $5.9 million for the year ended December 31, 2012 compared to $2.1 million for the year ended December 31, 2011. The increase in interest expenses for the year ended December 31, 2012 is the result of an increase in amounts borrowed under the 2005 Credit Facility to $250.0 million from $230.0 million as of December 31, 2011. The increase in interest expenses is also the result of an increase of amortization of deferred finance costs in connection with refinancing of the 2012 Credit Facility and an increase in interest rates for the year ended December 31, 2012 compared to the year ended December 31, 2011.

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

Interest expenses were $2.1 million for the year ended December 31, 2011 compared to $2.0 million for the year ended December 31, 2010. The increase in interest expenses is primarily the result of an increase in amounts borrowed under the 2005 Credit Facility and an increase in interest rates during 2011 compared to 2010.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

B. Liquidity and Capital Resources

Our Credit Facilities

2005 Credit Facility

The Company had a $500 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility provided funding for future vessel acquisitions and general corporate purposes. Amounts borrowed under the 2005 Credit Facility bared interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). The Company paid a commitment fee of 30% of the applicable margin on any undrawn amounts. Borrowings under the 2005 Credit facility were secured by first priority mortgage over the Company's vessels and assignment of earning and insurance.

The 2005 Credit Facility was repaid to the lenders on November 14, 2012. The undrawn amount of this facility as of December 31, 2011 was $270.0 million. The Company was in compliance with its loan covenants during 2012 and 2011.

2012 Credit Facility

On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance the 2005 Credit Facility, fund future vessel acquisitions and for general corporate purposes (the “2012 Credit Facility”). Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The 2012 Credit Facility matures in late October 2017.

Borrowings under the 2012 Credit Facility are secured by first priority mortgages over the Company’s vessels and assignments of earnings and insurance. Under the 2012 Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of equity; (ii) a minimum equity ratio; (iii) a minimum level of liquidity; and (iv) positive working capital.  The 2012 Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2012 Credit Facility. The finance costs of $6.1 million incurred in connection with the refinancing of the 2012 Credit Facility are deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis.

As of December 31, 2012, the Company had $250.0 million outstanding under the 2012 Credit Facility and $180.0 million available for additional borrowing. The Company is currently in compliance with its loan covenants under the 2012 Credit Facility. Cash on hand was $55.5 million as of December 31, 2012.

Management believes that the Company’s working capital is sufficient for its present requirements.

Cash Flow

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

Cash flows (used in) operating activities decreased to ($0.6) million for the year ended December 31, 2012 from ($12.2) million for the year ended December 31, 2011. The decrease in cash flows used in operating activities is primarily due to an increase in spot market rates and an increase in calendar days, offset by an increase of vessel operating expenses due to an increase in operating days for the three vessels delivered in 2011 and due to operating days for Nordic Harrier which was employed in the spot market from May 1, 2011.

Cash flows provided by investing activities increased to $6.1 million for the year ended December 31, 2012 compared to cash flow (used) of ($81.8) million for the year ended December 31, 2011. Cash flows provided by investing activities during 2012 consist primarily of loan repayment from the seller of Nordic Galaxy of $9.0 million offset by vessel improvement of $2.8 million. Cash flows (used) by investing activities during 2011 consist primarily of payments in connection with the delivery of the Nordic Breeze, the Nordic Aurora and the Nordic Zenith and payments in connection with vessel upgrade of the Nordic Harrier.

Cash flows provided by financing activities decreased to $25.9 million for the year ended December 31, 2012 compared to cash flow provided by financing activities of $100.7 million for the year ended December 31, 2011. The financing activities for the year ended December 31, 2012 consist of proceeds from our follow-on offering of $75.6 million, the net proceeds from the drawdown of $20.0 million under our 2005 Credit Facility less $63.5 million paid in dividends. The financing activities for the year ended December 31, 2011 represents net proceeds from a drawdown of $155.0 million under the 2005 Credit Facility less $54.3 million paid in dividends.

During 2013, six of the Company’s vessels are required as part of the class renewal survey, to be drydocked for overhaul repair and maintenance that cannot be performed while the vessels are in operation. For 2013, the total off-hire days are estimated at approximately 186 days and drydocking costs are estimated at approximately $18.0 million. These drydocking costs are to be financed through the capital resources of the Company.

As of December 31, 2012, the Company had $180.0 million available for additional borrowing under the 2012 Credit Facility. Cash on hand was $55.5 million as of December 31, 2012. The Company believes that its borrowing capacity under the 2012 Credit Facility, together with is working capital, are sufficient to fund its ongoing operations and commitments for capital expenditures. For further information on capital commitments and expenditures please see Item 5F.

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

Cash flows provided by financing activities decreased to $100.7 million for the year ended December 31, 2011 compared to cash flow provided by financing activities of $131.8 million for the year ended December 31, 2010. The financing activities for the year ended December 31, 2011 are the net proceeds from the drawdown of $155.0 million under the 2005 Credit Facility less $54.3 million paid in dividends. The financing activities for the year ended December 31, 2010 represent proceeds from the follow-on offering of $136.5 million and the net proceeds from a drawdown of $75.0 million under the 2005 Credit Facility less $79.7 million paid in dividends.

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
.
C. Research and Development, Patents and Licenses , Etc.

Not applicable.

D. Trend Information

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company – Business Overview – The 2012 Tanker Market.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure Of Contractual Obligations

The Company's contractual obligations as of December 31, 2012, consist of our obligations as borrower under our 2012 Credit Facility and our deferred compensation agreement for our Chairman, President and CEO and our EVP&Chief Financial Officer.

The following table sets out long-term financial, commercial and other obligations outstanding as of December 31, 2012 (all figures in thousands of USD).

PART II

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2012 Credit Facility (1)	250,000	-	-	250,000	-
Interest Payments (2)	39,822	8,264	16,526	15,032	-
Commitment Fees (3)	10,378	2,153	4,307	3,918	-
Deferred Compensation Agreement (4)	11,267	-	-	-	11,267
Total	311,467	10,417	20,833	268,950	11,267

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2012.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2012.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2012.
(4)	Refers to estimated deferred compensation agreements payable to the Company's CEO and EVP&CFO as of December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Item 18 – Financial Statements— Note 2 – Summary of Significant Accounting Policies.

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

During 2012 and 2011, we temporarily operated six vessels in the spot market through the pool manager of the cooperative arrangement.

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

As of November 2011 and through November 5, 2012, the date on which Frontline completed the withdrawal of all of its vessel from the Orion Tankers pool, the Company has considered it appropriate to present this type of arrangement on a net basis in its Statements of Operations. Effective November 5, 2012 the Company has considered it appropriate to present this type of arrangement on a gross basis in its Statement of Operations.  See Note 2 to our audited financial statement.

If a vessel does not temporarily comply with the pool requirements, the vessel will continue to be operated in the spot market by the pool manager, as described above under "Spot Charters".

Long-lived assets

A significant part of the Company's total assets consists of our vessels. The oil tanker market is highly cyclical. The useful lives of our vessels are principally dependent on the technical condition of our vessels.

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

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessels or be based on a portfolio approach. In 2012, we have impaired one vessel using an individual approach. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days. The Company estimates the daily time charter equivalent for the remaining operating days based on the most recent fifteen year historical average for similar vessels and utilizing available market data for spot market rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $9.7 million per vessel. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. Fair market value is calculated based on estimated discounted operating cashflow. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs. Finally, utilization is based on historical levels achieved.

During the fourth quarter 2012, the Company identified one vessel where it believed that future undiscounted cash flows for the vessel was less than the carrying value and therefore not fully recoverable. The impairment loss of $12.0 million recorded is equal to the difference between the asset's carrying value and estimated fair value. A portfolio approach would result in no impairment loss as there is excess value in the fleet i.e. the difference between the total carrying value and the total undiscounted cash flows of our fleet.

A portfolio approach would cause no impairment charge as there is considerable excess value in the 20 vessel suezmax fleet that is the difference between the total carrying value and total undiscounted future cash flow for our fleet as a whole. It should be noted that for trading purposes the NAT vessels are freely interchangeable and identical.  Furthermore, assets of NAT generate cash in combination with other assets of NAT.  This is relevant as regards the possibility of having a fleet approach.

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past six years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. There are few transactions in the second hand market for Suezmax tankers. According to Clarkson Ltd. 30 Suezmax tankers were sold and bought in total during 2008, 2009, 2010, 2011 and 2012. The Company believes the NAT fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.

Factors and conditions which could impact our estimates of future cash flows of our vessels include:

●	Declines in prevailing market charter rates;

●	Changes in behaviors and attitudes of our charterers towards actual and preferred technical, operational and environmental standards; and

●	Changes in regulations over the requirements for the technical and environmental capabilities of our vessels.

Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind, and are held for use. Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. There is very low liquidity in the secondhand market for our type of vessels. The valuation of the Company in the stock market should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. The Company has its own ongoing system value with a homogenous fleet. Based on our unique business model an alternative method to measure the value of our fleet is the implied value expressed by the stock price.

The net impairment of our fleet has time charter breakeven rate of about $24,200 per day per ship. As an example, R.S. Platou Economic Research a.s shows rates that have been above this level 10 of the last 13 years as from the year 2000 up to an including 2012.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2012, (ii) which of those vessels we believe has a market value, based on shipbrokers reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  During the fourth quarter 2012, the Company identified one vessel where we believed that future cash flows for the vessel was less than the carrying value and therefore not fully recoverable. The impairment loss related to Nordic Voyager, of $12.0 million recorded is equal to the difference between the asset's carrying value and estimated fair value.

Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ millions
Nordic Harrier*	1997	151,459	August 1997	31.3
Nordic Hawk *	1997	151,475	October 1997	35.3
Nordic Hunter*	1997	151,401	December 1997	32.4
Nordic Voyager*	1997	149,591	November 2004	29.4
Nordic Freedom*	2005	159,331	March 2005	58.6
Nordic Fighter*	1998	153,328	March 2005	41.5
Nordic Discovery*	1998	153,328	August 2005	44.2
Nordic Saturn*	1998	157,331	November 2005	43.9
Nordic Jupiter*	1998	157,411	April 2006	45.0
Nordic Apollo*	2003	159,998	November 2006	59.2
Nordic Moon*	2002	160,305	November 2006	62.7
Nordic Cosmos*	2003	159,999	December 2006	60.8
Nordic Sprite*	1999	147,188	February 2009	43.9
Nordic Grace*	2002	149,921	July 2009	49.5
Nordic Mistral*	2002	164,236	November 2009	44.8
Nordic Passat*	2002	164,274	March 2010	46.9
Nordic Vega*	2010	163,940	December 2010	84.1
Nordic Breeze*	2011	158,597	August 2011	63.9
Nordic Aurora*	1999	147,262	September 2011	23.0
Nordic Zenith*	2011	158,645	November 2011	64.5

*Indicates vessel for which we believe that the carrying value of the vessel exceeds the market value, based on uncertain estimates by shipbrokers as of December 31, 2012. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value by approximately $436.0 million.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to note 2 in the audited financial statements included in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors And Senior Management

Directors and Senior Management of the Company and the Manager

Pursuant to the Management Agreement with Scandic American Shipping Ltd., or the Manager, the Manager provides administrative, commercial and operational services to us for the fiscal year ended 2012. The Manager was owned by a company controlled by Herbjørn Hansson, our Chairman and Chief Executive Officer and his family. The Manager may engage in business activities other than with respect to the Company. Effective January 10, 2013, the Company acquired 100% of the Manager. See Item 4—Information on the Company—Business Overview— The  Management Agreement.

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

The Company

Name	Age	Position
Herbjørn Hansson	65	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	58	Vice Chairman, Director and Audit Committee Chairman
Jan Erik Langangen	62	Executive Vice President–Business Development and Legal and Director
Hon. Sir David Gibbons	85	Director and Audit Committee Member
Paul J. Hopkins	65	Director
Richard H. K. Vietor	67	Director
Jim Kelly	59	Director and Audit Committee Member
Turid M. Sørensen	52	EVP & Chief Financial Officer

The Manager

Name	Age	Position
Herbjørn Hansson	65	Chairman and Chief Executive Officer
Frithjof Bettum	51	Senior Vice President Technical Operations
Janne O. Foyn	42	Financial Manager
Rolf Amundsen	68	Advisor *
Marianne Lie	51	Advisor *
John G. Bernander	55	Advisor *

* part time

Certain biographical information with respect to each director and senior management of the Company and the Manager listed above is set forth below.

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay,  recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

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

Turid M. Sørensen was appointed Executive Vice President & Chief Financial Officer June 1, 2012. She previously served as Chief Financial Officer from February 6, 2006. Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management, a M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and Advanced Management Program from Harvard Business School. She has 29 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer in February 2006, she served as our Treasurer and Controller. In June 2012, she became EVP& Chief Financial Officer.

Frithjof Bettum was appointed Senior Vice President—Technical Operations & Chartering of the Manager on October 1, 2005. Mr. Bettum has a Mechanical Engineering degree from Vestfold University College. Mr. Bettum has 25 years of experience in the shipping and the offshore business. From 1984 to 1992, Mr. Bettum was employed by Allum Engineering AS in Sandefjord, Norway where he served as project manager. At Allum Engineering AS Mr. Bettum worked on projects in the areas of engineering, the new building and conversion management of shuttle tankers, Floating Production, Storage and Offloading (FPSO), semi-submersible drilling units and the shore based manufacturer industry. From 1993 to 2001, Mr. Bettum was employed by Nordic American Shipping AS (which later became Ugland Nordic Shipping ASA) where he served as Technical Director in Ugland Nordic Shipping ASA and President of Ugland Stena Storage AS. In 2004, Mr. Bettum joined Teekay Norway AS as Director Offshore where he was responsible for business development, the daily operations of the company and the conversion of shuttle tankers and offshore units.

Janne O. Foyn was appointed Financial Manager of the Manager on May 1, 2006. Ms. Foyn has a Registered Auditor degree from Bodø University College and Vestfold University College. Ms. Foyn has 15 years of experience in the shipping industry. During the period 1995 to 2001, she was employed by Deloitte & Touche Statsautoriserte Revisorer AS in Tønsberg, Norway where she served as an auditor. In the period from 2001 to 2005, she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Accounting Manager. From 2005 until her appointment as Financial Manager in May 2006, she worked as an auditor for Inter Revisjon AS in Tønsberg, Norway.

Rolf Amundsen was appointed Advisor to the Chairman in February 2013. He previously served as Chief Investor Relations Officer and Advisor to the Chairman from February 6, 2006. He has also served as our Chief Financial Officer from June 2004 until February 2006. Mr. Amundsen has an M.B.A. in economics and business administration, and his entire career has been in international banking. Previously, Mr. Amundsen has served as the President of the Financial Analysts' Society in Norway. Mr. Amundsen served as the chief executive officer of a Nordic investment bank for many years, where he established a large operation for the syndication of international shipping investments.

Marianne Lie was appointed Advisor to the Chairman in June 2009. Having broad international experience, Marianne Lie has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She is a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

John G. Bernander was appointed Advisor to the Chairman in June 2012. After some years as a practicing lawyer and corporate counsel for companies such Johan G Olsen Industrier AS and the regional bank Sørlandsbanken AS he has been engaged in politics both on the regional and national scene. He is a former Member of Parliament, Deputy Minister of the Department of Trade and Industry and of the City Council of Kristiansand. From 1991 to 1994 he was the Deputy Leader of the Conservative Party. After leaving active politics he has held a number of positions in Norwegian commercial life, most notably as CEO of the Gard P&I Club and Gard Services AS (1993 to 2001), CEO and Editor in Chief of the Norwegian Broadcasting Company, NRK (2001 to 2007) and until recently CEO of the Norwegian Federation of Enterprises, NHO (2009 to 2012) Norway.

B. Compensa tion

2011 Equity Incentive Plan

In 2011, the Board of Directors approved a new incentive plan under which a maximum of 400,000 common shares were reserved for issuance. A total of 400,000 restricted common shares that are subject to vesting were allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. The vesting period is four-year cliff vesting period for 326,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues to work for the  Company  before that time.  The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period. The Board considers this arrangement to be in the best interests of the Company.

In 2012, the Company repurchased at par value, 8,500 unvested restricted common shares and these restricted common shares are held as treasury shares. As of December 31, 2012, a total number of 391,500 unvested restricted common shares were allocated among 21 persons employed in the management of the Company, the Manager and the members of the Board of Directors.

On January 10, 2013, the Manager became a wholly-owned subsidiary of the Company.  The Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

A copy of the 2011 Equity Incentive Plan is filed as Exhibit 4.14 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011.

Compensation of Directors

The six directors received, in the aggregate, $492,000 in cash fees for their services as directors for the year ended December 31, 2012. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2012. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $6,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.

Executive Pension Plan

Our Chairman, President and Chief Executive Officer and our EVP & Chief Financial Officer have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 7 to the audited financial statements for further information about the agreements.

Employment Agreements

As of December 31, 2012 we have employment agreements with Herbjørn Hansson, our Chairman, President & Chief Executive Officer, Turid M. Sørensen, our EVP & Chief Financial Officer, Rolf I. Amundsen, Advisor to the Chairman and Jan Erik Langangen, our Executive Vice President, Business Development & Legal. Mr. Hansson does not receive any additional compensation for his services as a director or Chairman of the Board. The aggregate compensation of our executive officers during the year ended December 31, 2012 was approximately $3.3 million.

C. Board Practices

The members of the Company's Board of Directors serve until the next annual general meeting following his or her election to the board.  The members of the current Board of Directors were elected at the annual general meeting held in 2012.  The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr. Gibbons for the year ended December 2011. In February 2012, the Audit Committee was expanded by one member when Mr. Kelly was elected.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee received during 2012, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to the Company's Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Company's Board of Directors the independent auditors to be selected to audit the financial statements of the Company; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies, for more information, see Item 16G – Corporate Governance.

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D. Employees

As at December 31, 2012, the Company had two full-time employees and 2 part-time employees.

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

A. Major Shareholders

The following table sets forth information regarding the largest beneficial owners of our common shares and of our officers and directors as a group as of March 12, 2013. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common stock held.

According to Bloomberg as of March 12, 2013
Title	Identity of Person	No. of Shares	Percent of Class

Common	Herbjørn Hansson (1)	3,103,845	5.66%
Common	Blackrock	2,110,296	3.85
Common	Morgan Stanley	1,606,457	2.93
Common	Wellington Management Company, LLP	1,294,808	2.36%
	Hon. Sir David Gibbons		*
	Jim Kelly		*
	Richard Vietor		*
	Paul J. Hopkins		*
	Andreas Ove Ugland		*
	Jan Erik Langangen		*
	Turid M. Sorensen		*
	Rolf Amundsen		*

* Less than 1% of our outstanding shares of common stock.
(1) Common shares owned by the Chairman and Chief Executive Officer of the Company Mr. Hansson and his immediate family.

B. Related Party Transactions

Scandic American Shipping Ltd.:
In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. (“Scandic” or the “Manager”). The Manager has been, from its inception and up to January 10, 2013, owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. In order to align the Manager’s interests with those of the Company, the Company has as per the Management Agreement issued to the Manager restricted common shares equal to 2% of the Company’s outstanding common shares.

The Manager has the daily administrative, commercial and operational responsibility for the Company’s vessels and is required to manage the Company’s day-to-day business subject to the Company’s objectives and policies as established by the Board of Directors.

For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet and is reimbursed for all of its costs incurred in connection with its services. The management fee was reduced from $500,000 to $150,000 per annum effective January 10, 2013. The management fee was increased from $350,000 to $500,000 per annum effective December 1, 2011 up and until January 10, 2013.

The Company recognized $3.9 million, $3.8 million, and $3.7 million of total costs for services provided under the Management Agreement for the years ended December 31, 2012, 2011 and 2010, respectively. These costs are included in “General and Administrative Expenses” in the statements of operations. The related party balances included within accounts payable were $1.5 million and $0.9 million at December 31, 2012 and 2011, respectively.

In January 2012, the Company issued to the Manager 112,245 shares at a fair value of $13.73, in connection with an underwritten public offering of 5,500,000 common shares.  During 2011, the Company issued to the Manager 4,612 shares at an average fair value of $14.45 in connection with the adoption of the 2011 Equity Incentive Plan. The Company recognized $1.5 million, $0.1 million and $2.8 million in noncash share-based compensation expense for the years ended December 31, 2012, 2011 and 2010, respectively, related to the issuance of shares to the Manager. All of these costs are included in “General and Administrative Expenses” within the statements of operations. In connection with nine follow-on offerings, we have issued a total of 1,054,833 restricted shares to our Manager pursuant to the Management Agreement.

On December 15, 2012, we entered into an agreement to acquire 100% of the shares of the Manager from a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. The purchase price was $25.0 million, $17.0 million of which was paid in shares of the Company and $8.0 million of which was paid in cash. The share component of the purchase price will be subject to a one-year lock-up, while the cash component will be used primarily by the seller to pay tax associated with this transaction. The share component was priced at $8.90 per share, which is above the closing price of the Company’s common shares on the NYSE on December 14, 2012 of $8.52 per share. The transaction was completed on January 10, 2013 and as a result, the Manager became a wholly-owned subsidiary of the Company. In addition to gaining full direct control of the Manager’s operations, the Company will no longer be obligated to maintain the Manager’s ownership of the Company’s common shares at 2%.  The restricted common shares equal to 2% of our outstanding common shares issued as per the Management Agreement and the restricted common shares issued to the Manager under the 2011 Equity Incentive Plan were not part of the transaction.

In February 2011, the Company adopted an equity incentive plan which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. A total of 174,000 restricted shares were allocated to the Manager. The vesting period four-year cliff vesting period for 100,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues working for the Company before that time. The holders of the restricted shares are entitled to voting rights as well as receive dividends paid in the period. Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards. On January, 10, 2013 the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

As of December 31, 2012, the Chairman and Chief Executive Officer of the Company Mr. Hansson and his family owned 2.17% of the Company’s shares. The Management Agreement terminates on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement is always ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

Board Member and Employees:
Mr. Jan Erik Langangen, Board Member and an employee of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2012, 2011 and 2010, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” within the statements of operations. There were no related amounts included within “Accounts Payable” at December 31, 2012 and December 31, 2011.

Mr. Rolf Amundsen, the Advisor to the Chairman, is a partner of Amundsen & Partners AS, a firm which provides consultancy services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2012 and 2011 and 2010, respectively, for the services provided by Amundsen & Partners AS. These costs are included in “General and Administrative Expenses” within the statements of operations. There were no related amounts included within “Accounts Payable” at December 31, 2012 and December 31, 2011.

Orion Tankers Ltd:

Orion Tankers Ltd. was established as equally owned by us and Frontline Ltd. (NYSE:FRO). In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012. In September 2012, the Company announced that effective January 2, 2013 the Company will acquire Frontline`s shares in Orion Tankers Ltd. at its nominal book value as of December 31, 2012, after which Orion Tankers Ltd. will become a wholly-owned subsidiary of the Company.

As of December 31, 2012 the “Related party receivables” amounted to $37.0 million, compared to $18.9 million as of December 31, 2011.  The “Related party receivable” amount represents the outstanding working capital from Orion Tankers pool. The working capital represents the value of bunkers on board our vessels at the time of vessel delivery to the cooperative arrangements, including payment of initial funding of $0.2 million per vessel. The working capital is to be repaid to the Company within six months after the date of the withdrawal from the agreements.

As of December 31, 2012, the “Accounts Receivable, net related party” amounted to $12.9 million, compared to $1.6 million as of December 31, 2011.  The “Accounts Receivable, net related party” amount represent the outstanding net voyage revenues from Orion Tankers pool.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See Item 18.

Legal Proceedings

Nordic Galaxy: In August 2010, we did not take delivery of the first of the two newbuilding vessels we agreed to acquire on November 5, 2007, because the vessel in our judgment was not in a deliverable condition as under the Memorandum of Agreement between the Company and the seller. The seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London, in October and November 2011. According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010.  The seller originally claimed $26.8 million in compensation, which was the same amount as the outstanding loan balance between the Company and the seller as per December 31, 2010. However, the first partial award was limited to $16.2 million. The recorded Loss on Contract did not have an impact on the Company’s net cash flow

As a consequence of the first partial award, the seller repaid to us the net outstanding loan balance of $10.6 million. In November 2011, the seller paid $1.2 million in interest income to us in connection with the outstanding balance of the loan, which is presented as interest income in the Statement of Operations.

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

Nordic Harrier: In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel's condition on redelivery to us was far below the contractual obligation of the charterer. All drydock expenses are capitalized and were paid during 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with the charterer. The arbitration procedures have started and are expected to be heard in 2013.

Nordic Passat: In November 2012, the Company announced that one of its vessels was detained for a short while in a U.S. port. The vessel was released in early December 2012 and was employed in the spot market.  The Company has been advised by its legal counsel that it will not be prosecuted and is not part of the case.

To the best of the Company's knowledge, the Company is not currently involved in any other legal or arbitration proceedings, except for the above, that would have a significant effect on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

Our policy is to declare quarterly dividends to shareholders as decided by the Board of Directors.  The dividend to shareholders could be higher than the operating cash flow or the dividend to shareholders could be lower than the operating cash flow after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the terms of our Credit Facility, our other cash needs and the requirements of Bermuda law. However, if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we calculate the dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and non-cash administrative charges. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

Total dividends paid in 2012 were $63.5 million or $1.2 per share. The quarterly dividend payments per share in 2012, 2011, 2010, 2009 and 2008 have been as follows:

Period	2012	2011	2010	2009	2008
1st Quarter	$0.30	$0.25	$0.25	$0.87	$0.50
2nd Quarter	0.30	0.30	0.60	0.88	1.18
3rd Quarter	0.30	0.30	0.60	0.50	1.60
4th Quarter	0.30	0.30	0.25	0.10	1.61
Total	$1.20	$1.15	$1.70	$2.35	$4.89

The Company declared a dividend of $0.16 per share in respect of the fourth quarter of 2012 which was paid to shareholders in February 2013.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the New York Stock Exchange, or the NYSE, on which our shares are listed under the symbol "NAT."

The following table sets forth the high and low market prices for shares of our common stock as reported by the New York Stock Exchange:

	NYSE	NYSE
For the year ended:	HIGH	LOW
2008	$42.00	$22.00
2009	$38.10	$22.25
2010	$34.19	$25.27
2011	$26.80	$11.58
2012	$16.04	8.15

	NYSE	NYSE
For the quarter ended:	HIGH	LOW
March 31, 2011	$26.80	$23.60
June 30, 2011	$25.19	$21.41
September 30, 2011	$23.00	$14.07
December 31, 2011	$15.95	$11.58
March 31, 2012	$16.04	12.20
June 30, 2012	$15.96	12.00
September 30, 2012	$13.88	9.26
December 31, 2012	$10.22	8.15

The high and low market prices for our common shares by month since September 2011 have been as follows:

	NYSE	NYSE
For the month:	HIGH	LOW
September 2012	11.76	10.03
October 2012	$10.22	$8.28
November 2012	$9.76	$8.20
December 2012	$9.13	$8.15
January 2013	$9.61	$8.51
February 2013	$9.36	$8.98
March 2013*	$9.55	$8.74
As of March 15, 2013

ITEM 10.	ADDITIONAL INFORMATION

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

Under our bye-laws, five days advance notice of an annual general meeting or any special general meeting must be given to each shareholder entitled to vote at that meeting unless, in the case of an annual general meeting, a shorter notice period for such meeting is agreed to by all of the shareholders entitled to vote thereat and, in the case of any other meeting, a shorter notice period for such meeting is agreed to by at least 75% of the shareholders entitled to vote thereat. Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date for the purpose of identifying the persons entitled to receive notice of and vote at a meeting of shareholders at any time before or after the date on which such notice is dispatched.

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

Our bye-laws permit us to increase our authorized share capital with the approval of a majority of votes cast in respect of our outstanding common shares represented in person or by proxy.

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

Under our bye-laws, our board of directors is authorized to attach to our undesignated shares such preferred, qualified or other special rights, privileges, conditions and restrictions as the board of directors may determine. The board of directors may allot our undesignated shares in more than one series and attach particular rights and restrictions to any such shares by resolution; provided, however, that the board of directors may not attach any rights or restrictions to our undesignated shares that would alter or abrogate any of the special rights attached to any other class or series of shares without such sanction as is required for any such alternation or abrogation unless expressly authorized to do so by the rights attaching to or by the terms of the issue of such shares.

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

Under our bye-laws, we and our shareholders have agreed to waive any claim or right of action we or they may have at any time against any indemnitee on account of any action taken by such indemnitee or the failure of such indemnitee to take any action in the performance of his duties with or for the Company with the exception of any claims or rights of action arising out of fraud or actions to recover any gain, personal profit or advantage to which such indemnitee is not legally entitled.

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

Our Memorandum of Association may be amended with the approval of a majority of votes cast in respect of our outstanding common shares represented in person or by proxy and our bye-laws may be amended by approval by not less than 75% of the votes cast in respect of our issued and outstanding common shares represented in person or by proxy.

Dividend Reinvestment and Direct Stock Purchase Plan

On August 30, 2012, the Company filed a registration statement on Form F-3ASR relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2012 no shares were issued pursuant to the plan.

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

C. Material Contracts

For a description of our 2012 Credit Facility, which the Company entered into during the 2012 fiscal year, see Item 5—Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Our Credit Facilities.

Otherwise, the Company has not entered into any material contracts outside the ordinary course of business during the past two years.

D. Exchange Controls

The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue of its common shares was obtained prior to the offering thereof.

The Company’s common shares are currently listed on an appointed stock exchange. For so long as the Company's shares are listed on an appointed stock exchange the transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of common shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations made thereunder. Issues and transfers of common shares between any person regarded as resident in Bermuda and any person regarded as non-resident for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972 unless such common shares are listed on an appointed stock exchange.

Subject to the foregoing, there are no limitations on the rights of owners of shares in the Company to hold or vote their shares. Because the Company has been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of common shares, other than in respect of local Bermuda currency.

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

The United States does not have a comprehensive income tax treaty with Bermuda. However, Bermuda has legislation in place (U.S.A. – Bermuda Tax Convention Act 1986) which authorizes the enforcement of certain obligations of Bermuda pursuant to the Convention Between The Government Of The United Kingdom of Great Britain And Northern Ireland (On Behalf Of The Government Of Bermuda) And The Government Of The United States Of America Relating To The Taxation Of Insurance Enterprises And Mutual Assistance In Tax Matters entered into on 11 July 1986 (the "Convention"). Article 5 of the Convention states that the U.S.A. and Bermuda "shall provide assistance as appropriate in carrying out the laws of the respective covered jurisdictions (Bermuda and U.S.A.) relating to the prevention of tax fraud and the evasion of taxes. In addition, the competent authorities shall, through consultations, develop appropriate conditions, method, and techniques for providing, and shall thereafter provide, assistance as appropriate in carrying out the fiscal laws of the respective covered jurisdictions other than those relating to tax fraud and the evasion of taxes."

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

United States Federal Income Taxation of the Company

Operating Income: In General

Unless exempt from United States federal income taxation under section 883 of the United Stated Internal Revenue Code of 1986, as amended, or the Code, a foreign corporation is subject to United States federal income taxation in the manner described below in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to such use, which we refer to as Shipping Income, to the extent that such Shipping Income is derived from sources within the United States, which we refer to as United States-Source Shipping Income.

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

We believe that we satisfied the Publicly-Traded Test for our 2012 taxable year since, on more than half the days the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange, or NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2012 taxable year.  Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2012 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a United States Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the United States Holder’s net investment income for the taxable year and (2) the excess of the United States Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000).  A United States Holder’s net investment income will generally include distributions made by us which constitute dividends and gain upon a sale, exchange or other disposition of our common shares.  This tax is in addition to any income taxes due on such investment income.

If you are a United States Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership of our common shares.

Passive Foreign Investment Company Considerations

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder held our common shares, either

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, such passive income.

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

●
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

●	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a United States Individual Holder. Such payments may also be subject to backup withholding tax if you are a United States Individual Holder and you:

●	fail to provide an accurate taxpayer identification number;

●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

●	in certain circumstances, fail to comply with applicable certification requirements.

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

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company's borrowings under our 2012 Credit Facility.

Amounts borrowed under the 2012 Credit Facility bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $2.5 million in our interest expense for the year ended December 31, 2012.

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

We estimate that during 2012, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $6.8 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART III

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2012. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

C. Attestation report of the registered public accounting firm.

The Company's internal control over financial reporting as of December 31, 2012 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

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

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or a electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2012, no such amendment was made or waiver granted.

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

FISCAL YEAR ENDED DECEMBER 31, 2012	$350,148
FISCAL YEAR ENDED DECEMBER 31, 2011	$434,567

Included in the amounts are costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2012 and 2011 of $91,930 and $76,000, respectively.

B. Audit-Related Fees (1)

FISCAL YEAR ENDED DECEMBER 31, 2012	$194,720
FISCAL YEAR ENDED DECEMBER 31, 2011	$136,396

(1)	Audit-Related-Fees consist of professional services related to follow-on offerings and other filings.

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

There are four significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of three independent members of our Board of Directors. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines

Information about our corporate governance practices may also be found on our web-site, www.nat.bm under "Investor Relations/Corporate Governance."

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART IV

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-23.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Company incorporated by reference to Exhibit 1.1 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

1.2	Bye-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on January 18, 2012.

2.1	Form of Share Certificate incorporated by reference to Exhibit 2.1 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

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

4.5
Amendment to Restated Management Agreement dated November 19, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

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

4.8
Amendment to Restated Management Agreement dated July 1, 2010, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.8 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

4.9
Amendment to Restated Management Agreement dated December 1, 2011 between Scandic American Shipping Ltd. and Nordic American Tankers Limited incorporated by reference to Exhibit 4.8 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

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

4.14	Amendment to Restated Management Agreement dated January 10, 2013 between Scandic American Shipping Ltd. and Nordic American Tankers Limited.

4.15	Share Purchase Agreement by and between Nordic American Tankers and Burma Shipping & Investment AS, dated as of December 15, 2012.

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LTD.

/s/Turid M. Sørensen	March 18, 2013
Name: Turid M. Sørensen
Title: EVP & Chief Financial Officer

NORDIC AMERICAN TANKERS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tankers Limited
Hamilton, Bermuda

We have audited the accompanying balance sheets of Nordic American Tankers Limited (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tankers Limited as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte AS

Oslo, Norway
March 17, 2013

Nordic American Tankers Limited
Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2012	2011	2010
Voyage Revenues	130,682	94,787	126,416
Voyage Expenses	(38,670)	(14,921)	–
Vessel Operating Expenses – excluding depreciation expense presented below	(63,965)	(54,859)	(47,113)
General and Administrative Expenses	(14,700)	(15,394)	(15,980)
Depreciation Expenses	(69,219)	(64,626)	(62,545)
Impairment Loss on Vessel	(12,030)	-	-
Loss on Contract	-	(16,200)	-
Net Operating (Loss) Income	(67,902)	(71,213)	778

Interest Income	357	1,187	632
Interest Expenses	(5,854)	(2,130)	(1,971)
Other Financial Income (Expenses)	207	(142)	(248)
Total Other Expenses	(5,290)	(1,085)	(1,587)
Net (Loss) Income	(73,192)	(72,298)	(809)

Basic (Loss) Earnings per Share	(1.39)	(1.53)	(0.02)
Diluted (Loss) Earnings per Share	(1.39)	(1.53)	(0.02)
Basic Weighted Average Number of Common Shares Outstanding	52,547,623	47,159,402	46,551,564
Diluted Weighted Average Number of Common Shares Outstanding	52,547,623	47,159,402	46,551,564

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited
Statements of Comprehensive Income (Loss) for The Years Ended December 31, 2012, 2011 and 2010
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2012	2011	2010
Net (Loss) Income	(73,192)	(72,298)	(809)
Other Comprehensive (Loss) Income
Marketable Securities, Available for Sale	128	(212)	-
Total Comprehensive (Loss) Income	(73,064)	(72,510)	(809)

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited
Balance Sheets as of December 31, 2012 and 2011
All figures in USD ‘000, except share and per share amount

	As of December 31,

	2012	2011
Assets
Current Assets
Cash and Cash Equivalents	55,511	24,006
Marketable securities	549	583
Accounts receivable, net	54	17,586
Accounts receivable, net related party	12,862	1,571
Inventory	4,048	7,586
Prepaid Expenses and Other Current Assets	5,549	31,768
Total Current Assets	78,573	83,100

Non-Current Assets
Vessels, Net	964,855	1,022,793
Investment in joint venture	271	61
Related party receivables	36,987	18,941
Other Non-current Assets	4,938	490
Total Non-current Assets	1,007,051	1,042,285
Total Assets	1,085,624	1,125,385

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	3,095	4,378
Accounts Payable, related party	1,536	926
Accrued Liabilities	10,343	12,642
Total Current Liabilities	14,974	17,946

Long-term Debt	250,000	230,000
Deferred Compensation Liability	11,267	9,876
Total Liabilities	276,241	257,822

Commitments and Contingencies	-	-

Shareholders’ Equity
Common Stock, par value $0.01 per Share; 90,000,000 and 90,000,000 shares authorized, 52,915,639 and 47,303,394 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	529	473
Additional Paid-in Capital	15,615	12,867
Contributed Surplus	866,515	926,733
Accumulated Other Comprehensive Loss	(84)	(212)
Retained Deficit	(73,192)	(72,298)
Total Shareholders’ Equity	809,383	867,563
Total Liabilities and Shareholders’ Equity	1,085,624	1,125,385

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited
Statements of Shareholders’ Equity for the Years Ended December 31, 2012, 2011 and 2010
All figures in USD ‘000, except number of shares

	Number of Shares	Treasury shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained Earnings (Deficit)	Total Shareholders’ Equity
Balance at December 31, 2009	42,204,904	–	422	8,533	925,129	–	–	934,084
Net (Loss) Income	–		–	–		–	(809)	(809)
Common Shares Issued, net of $3.5 million issuance costs	4,600,000		46	136,464	–	–	–	136,510
Reduction of share premium	-		–	(136,414)	136,414	–	–	–
Compensation –Restricted Shares	93,878		1	2,837	–	–	–	2,838
Share-based Compensation	–		–	60	–	–	–	60
Return of Capital	–		–	–	(79,728)	–	–	(79,728)
Balance at December 31, 2010	46,898,782		469	11,480	981,815	–	(809)	992,955
Accumulated coverage of loss as of December 31, 2010	–		–	–	(809)	–	809	–
Net (Loss) Income	–		–	–	–	–	(72,298)	(72,298)
Common Shares Issued, 2011 Equity Incentive Plan	400,000		4	–	–	–	–	4
Other Comprehensive (Loss) Income	–		–	–	–	(212)	–	(212)
Compensation – Restricted Shares	4,612		–	67	–	–	–	67
Share-based Compensation	–		–	1,320	–	–	–	1,320
Return of Capital	–		–	–	(54,273)	–	–	(54,273)
Balance at December 31, 2011	47,303,394		473	12,867	926,733	(212)	(72,298)	867,563
Accumulated coverage of loss as of December 31, 2011	–		–	–	(72,298)	–	72,298	–
Net (Loss) Income	–		–	–	–	–	(73,192)	(73,192)
Common Shares Issued, net of $2.0 million issuance costs	5,500,000		55	75,527	–	–	–	75,582
Reduction of share premium	-		–	(75,577)	75,577	–	–	–
Other Comprehensive (Loss) Income	–		–	–	–	128	–	128
Compensation – Restricted Shares	112,245		1	1,540	–	–	–	1,541
Common Shares repurchased, 2011 Equity Incentive Plan	-8,500	8,500	-	-	-	-	-	-
Share-based Compensation	–		–	1,258	–	–	–	1,258
Return of Capital	–		–	–	(63,497)	–	–	(63,497)
Balance at December 31, 2012	52,907,139	8,500	529	15,615	866,515	(84)	(73,192)	809,383

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited
Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010
All figures in USD ‘000

	Year Ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities
Net (Loss) Income	(73,192)	(72,298)	(809)
Reconciliation of Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation Expense	69,219	64,626	62,545
Impairment Loss on Vessel	12,030	–	–
Loss on Contract	–	16,200	-
Dry-dock Expenditures	(16,538)	(11,577)	(5,205)
Amortization of Deferred Finance Costs	1,365	653	653
Deferred Compensation Liability	1,391	1,741	2,450
Compensation– Restricted Shares	1,540	67	2,838
Share-based Compensation	1,258	1,320	60
Other, net	(170)	–	–
Changes in Operating Assets and Liabilities:
Accounts Receivables	17,532	(9,682)	7,326
Accounts Receivables Related party	(11,291)	1,571	–
Inventory	3,538	(3,982)	(755)
Prepaid and Other Current Assets	7,799	(4,167)	927
Accounts Payable and Accrued Liabilities	(7,609)	13,983	(3,151)
Accounts Payable Related party	610	926	–
Deferred Revenue	–	–	(537)
Voyages in Progress	5,233	(5,233)	–
Non-current Related party Receivables	(13,282)	(18,941)	–
Other Non-current Assets	-	12,630	(8,590)
Net Cash (Used in) Provided by Operating Activities	(567)	(12,163)	57,752

Cash Flows from Investing Activities
Investment in Marketable Securities	–	(795)	–
Investment in Vessels	(2,745)	(91,536)	(194,426)
Deposit and Loan repayment from (paid to) seller	9,000	10,609	(8,384)
Other, net	(129)	(61)	–
Net Cash Provided by (Used in) Investing Activities	6,126	(81,783)	(202,810)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	75,582	4	136,510
Proceeds from Use of Credit Facility	270,000	155,000	225,000
Repayments on Credit Facility	(250,000)	–	(150,000)
Credit Facility Costs	(6,139)	–	–
Dividends Paid	(63,497)	(54,273)	(79,728)
Net Cash Provided by Financing Activities	25,946	100,731	131,783
Net Increase (Decrease) in Cash and Cash Equivalents	31,505	6,785	(13,275)
Cash and Cash Equivalents at the Beginning of Year	24,006	17,221	30,496
Cash and Cash Equivalents at the End of Year	55,511	24,006	17,221
Cash Paid for Interest	2,928	1,902	1,551
Cash Paid for Taxes	–	–	–

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN TANKERS LIMITED

NOTES TO FINANCIAL STATEMENTS
(All amounts in USD ‘000 except where noted)

1.	NATURE OF BUSINESS

Nordic American Tankers Limited (the “Company”) was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company’s shares trade under the symbol “NAT” on the New York Stock Exchange. We were formed for the purpose of acquiring and chartering double-hull tankers.

We are an international tanker company that currently owns 20 Suezmax tankers, an increase from three vessels owned in the autumn of 2004. We expect that the expansion process will continue over time and that more vessels will be added to our fleet. The 20 vessels we currently operate average approximately 156,000 dwt each.

In 2012, we chartered all of our operating vessels into a spot market arrangement with Orion Tankers Ltd. The Orion Tankers pool was established in November 2011 with Orion Tankers Ltd. as pool manager. In 2011, we chartered all of our operating vessels in the spot market pursuant to a cooperative arrangement with Gemini Tankers LLC, until November 24, 2011, at which time we entered into a spot market arrangement with Orion Tankers Ltd. In 2010, we chartered 15 of our 17 operating vessels into spot market arrangements. In 2010, we had chartered two of our 17 operating vessels on bareboat charters that expired in June 2010, and October 2010, respectively. The Nordic Harrier (former Gulf Scandic) was redelivered to the Company in October 2010 and went directly into drydock. The drydock period was completed in late April 2011, and the vessel was employed in the spot market pursuant to cooperative arrangements on May 1, 2011.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

Our Fleet

Our current fleet consists of 20 double-hull Suezmax tankers, and all of our vessels are employed in the spot market.

Vessel	Yard	Built	Deadweight Tons	Delivered to NAT
Nordic Harrier	Samsung	1997	151,459	August 1997
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,401	December 1997
Nordic Voyager	Dalian New	1997	149,591	November 2004
Nordic Fighter	Hyundai	1998	153,328	March 2005
Nordic Freedom	Daewoo	2005	159,331	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Saturn	Daewoo	1998	157,331	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006
Nordic Moon	Samsung	2002	160,305	November 2006
Nordic Apollo	Samsung	2003	159,998	November 2006
Nordic Cosmos	Samsung	2003	159,999	December 2006
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai	2010	163,940	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Spot Charters: Revenues and voyage expenses of the vessels operating on spot charters are tankers typically chartered for a single voyage which may last up to several weeks. Revenue is generated from freight billing, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. For vessels operating in the spot market other than through the pool (described below under “Cooperative arrangement”), the vessels will be operated by the pool manager. Under this type of employment, the vessel’s revenues are not included in the profit sharing of the participating vessels in the pool. The Company considers it appropriate to present the gross amount earned revenue from the spot charter, showing voyage expenses related to the voyage separately in the statements of operations.

Cooperative Arrangement: Revenues and voyage expenses of the vessels operating in pool arrangements, through cooperative arrangements, are combined and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to pool participants according to an agreed formula. Formulas used to allocate net revenues vary among different cooperative arrangements, but generally, revenues are allocated to participants on the basis of the number of days a vessel operates with weighting adjustments made to reflect each vessels’ differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the pool’s net pool revenues.  The Manager of the cooperative agreements is responsible for collecting voyage revenue, paying voyage expenses and distributing net pool revenues to the owners of the participating vessels.

Until November 5, 2012 the Company’s net voyage revenues were generated from cooperative agreements with other vessels that are not owned by us. The Company considers it appropriate to record the net voyage revenues, in which the Company is not regarded as the principal of its vessels’ activities based on the net method. The Company accounts for the net revenues allocated by these cooperative agreements as “Voyage Revenue” in its statements of operations.

Orion Tankers Ltd. was established as equally owned by us and Frontline Ltd. (NYSE:FRO). On November 5, 2012, Frontline completed the withdrawal of its nine Suezmax tankers from the cooperative agreements, following which the Orion Tankers pool consists of 20 Suezmax vessels, all owned by the Company. The Company considers it appropriate to present the gross amount earned revenue from the cooperative agreements as from November 5, 2012, showing voyage expenses related to the voyage separately in the statements of operations.

If a vessel does not temporarily comply with the pool requirements, the vessel will continue to be operated in the spot market by the pool manager, as described above under “Spot Charters.”

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

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments such as time deposits with original maturities of three months or less.

Marketable Securities:  Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the income statement.

Accounts Receivable: Accounts and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectable, they are charged against income when that determination is made.

Inventories: Inventories, which are comprised of bunker fuel and lubrication oil, are stated at the lower of cost or market, which is determined on a first-in, first-out (“FIFO”) basis.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels’ cost based on the weighted-average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets:
The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days. The Company estimates the daily time charter equivalent for the remaining operating days based on the most recent fifteen year historical average for similar vessels and utilizing available market data for spot market rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $9.7 million per vessel. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair value if the fair value is lower than the vessel’s carrying value. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Impairment charges may be limited to each individual vessels or be based on a portfolio approach. In 2012, we have impaired one vessel using an individual approach.

Drydocking: The Company’s vessels are required to be drydocked approximately every 30 to 60 months. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Consistent with prior periods, drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Investment in Joint Venture: The Company’s investment in joint venture is accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost and is adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investment in joint venture for impairment when events or circumstances indicate that the carrying value of the investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in net income (loss).

Deferred Compensation Liability: The Company has two individual deferred compensation agreements with the Company’s CEO and EVP & CFO. The deferred compensation liabilities are denominated in Norwegian currency. The liabilities are accounted for on an accrual basis using actuarial calculations. Any currency translation adjustments as well as actuarial gains and losses are recognized in general and administration expenses as incurred.

Other Comprehensive Income (Loss): The Company follows the guidance in Accounting Standard Codification (ASC) Topic 220, “Comprehensive Income” which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity.

Segment Information: The Company has identified only one operating segment under ASC Topic 280, “Segment Reporting.” The Company has only one type of vessel – Suezmax crude oil tankers.

Geographical Segment: The Company currently operates all of its 20 vessels in the spot market through cooperative arrangements. The earnings of all of our vessels are aggregated and divided by the actual earning days each vessel was available during the period. The Company does not provide a geographical analysis because the Company’s business is global in nature and the location of our vessels continually changes.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

Deferred Financing Costs: Finance costs, including fees, commissions and legal expenses, which are recorded as “Other Assets” on the Balance Sheet are deferred and amortized on a straight-line basis over the term of the 2012 Credit Facility. Amortization of finance costs is included in “Interest Expense” in the Statement of Operations.

Derivative Instruments: The Company did not hold any derivative instruments during 2012, 2011 and 2010, or at December 31, 2012 or 2011, respectively.

Share-Based Payments:

Share-Based Compensation: The compensation costs for all of the Company’s stock-based compensation awards are based on the fair value method as defined in ASC Topic 718, “Compensation – Stock Compensation.”

Restricted Shares to Employees and Non-Employees: The fair value of restricted shares is estimated based on the market price of the Company’s shares. The fair value of unvested restricted shares granted to employees is measured at grant date and the Company records the compensation expense for such awards over the requisite service period. The fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date and the Company records the compensation expense for such awards over the period the service is rendered by the non-employee.

Restricted Shares to Manager: Restricted shares issued to the Manager are non-forfeitable and vest immediately. Accordingly, the compensation expense for each of the respective issuances was measured at fair value on the date the award was issued, or the grant date, and expensed immediately as performance was deemed to be complete. The fair value was determined using the Company’s stock price on the date of grant.

Income Taxes:  The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

Concentrations:

Fair value: The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors are important considerations associated with the Company’s assessment of whether the carrying amounts of its own vessels are recoverable.

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

Accounts receivable, net, consists of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made. For the years ended December 31, 2012 and 2011, the Company did not record an allowance for doubtful accounts.

Interest risk: The Company is exposed to interest rate risk for its debt borrowed under the Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2012 and 2011, and has not entered into any such arrangements during 2012, 2011 and 2010.

Recent Accounting Pronouncements:

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 to amend, Fair Value Measurements and Disclosures (Topic 820). This ASU requires new disclosures and clarifies certain existing disclosures requirements about fair value measurements. The Company adopted ASU 2011-04 from January 1, 2012 without material impact on our financial position, results of operations, or cash flows.

In June 2011, the FASB issued ASU 2011-05, related to ASC Topic 220, Comprehensive Income: Presentation of Comprehensive Income and in December 2011 the FASB issued ASU 2011-12. Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in AS 2011-05. These standards eliminate the option to report other comprehensive income and its components in the statement of changes in equity. The Company adopted ASU 2011-05 and ASU 2011-12 from January 1, 2012 without material impact on our financial position, results of operations, or cash flows.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. This ASU requires the Company to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance ASU 2011-11 is effective for public companies for fiscal years, and interim periods within those years beginning on or after January 1, 2013. The Company does not expect the adoption of ASU 2011-11 to have a material impact on our financial position, results of operations, or cash flows.

3.	RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd.:

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. (“Scandic” or the “Manager”). The Manager has been, from its inception and up to January 10, 2013, owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. In order to align the Manager’s interests with those of the Company, the Company has as per the Management Agreement issued to the Manager restricted common shares equal to 2% of the Company’s outstanding common shares.

The Manager has the daily administrative, commercial and operational responsibility for the Company’s vessels and is required to manage the Company’s day-to-day business subject to the Company’s objectives and policies as established by the Board of Directors.

For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet and is reimbursed for all of its costs incurred in connection with its services. The management fee was reduced from $500,000 to $150,000 per annum effective January 10, 2013. The management fee was increased from $350,000 to $500,000 per annum effective December 1, 2011 up and until January 10, 2013.

The Company recognized $3.9 million, $3.8 million, and $3.7 million of total costs for services provided under the Management Agreement for the years ended December 31, 2012, 2011 and 2010, respectively. These costs are included in “General and Administrative Expenses” in the statements of operations. The related party balances included within accounts payable were $1.5 million and $0.9 million at December 31, 2012 and 2011, respectively.

In January 2012, the Company issued to the Manager 112,245 shares at a fair value of $13.73, in connection with an underwritten public offering of 5,500,000 common shares.  During 2011, the Company issued to the Manager 4,612 shares at an average fair value of $14.45 in connection with the adoption of the 2011 Equity Incentive Plan. The Company recognized $1.5 million, $0.1 million and $2.8 million in noncash share-based compensation expense for the years ended December 31, 2012, 2011 and 2010, respectively, related to the issuance of shares to the Manager. All of these costs are included in “General and Administrative Expenses” within the statements of operations. In connection with nine follow-on offerings, we have issued a total of 1,054,833 restricted shares to our Manager pursuant to the Management Agreement.

On December 15, 2012, we entered into an agreement to acquire 100% of the shares of the Manager from a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. The purchase price was $25.0 million, $17.0 million of which was paid in shares of the Company and $8.0 million of which was paid in cash. The share component of the purchase price will be subject to a one-year lock-up, while the cash component will be used primarily by the seller to pay tax associated with this transaction. The share component was priced at $8.90 per share, which is above the closing price of the Company’s common shares on the NYSE on December 14, 2012 of $8.52 per share. The transaction was completed on January 10, 2013 and as a result, the Manager became a wholly-owned subsidiary of the Company. The share price on the transaction date was $9.50.  The acquisition is inter alia an effective settlement of a preexisting relationship. The accounting treatment of this transaction has not been finalized as of this date.

In addition to gaining full direct control of the Manager’s operations, the Company will no longer be obligated to maintain the Manager’s ownership of the Company’s common shares at 2%.  The restricted common shares equal to 2% of our outstanding common shares issued as per the Management Agreement, through January 10, 2013 and the restricted common shares issued to the Manager under the 2011 Equity Incentive Plan were not part of the transaction, remained with the seller and the restrictions on transfer of such shares were removed.

In February 2011, the Company adopted an equity incentive plan which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. A total of 174,000 restricted shares were allocated to the Manager. The vesting period is four-year cliff vesting period for 100,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues working for the Company before that time. The holders of the restricted shares are entitled to voting rights as well as receive dividends paid in the period. Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards. On January, 10, 2013 the Board of Directors amended the vesting requirements for the174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

As of December 31, 2012, the Chairman and Chief Executive Officer of the Company Mr. Hansson and his family owned 2.17% of the Company’s shares.  The Management Agreement terminates on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement is always ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

Board Member and Employees:
Mr. Jan Erik Langangen, Board Member and an employee of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2012, 2011 and 2010, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” within the statements of operations. There were no related amounts included within “Accounts Payable” at December 31, 2012 and December 31, 2011.

Mr. Rolf Amundsen, the Advisor to the Chairman, is a partner of Amundsen & Partners AS, a firm which provides consultancy services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2012 and 2011 and 2010, respectively, for the services provided by Amundsen & Partners AS. These costs are included in “General and Administrative Expenses” within the statements of operations. There were no related amounts included within “Accounts Payable” at December 31, 2012 and December 31, 2011.

Orion Tankers Ltd:

Orion Tankers Ltd. was established as equally owned by us and Frontline Ltd. (NYSE:FRO). In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012. In September 2012, the Company announced that effective January 2, 2013 the Company will acquire Frontline`s shares in Orion Tankers Ltd. at its nominal book value as of December 31, 2012, after which Orion Tankers Ltd. will become a wholly-owned subsidiary of the Company.

As of December 31, 2012 the “Related party receivables” amounted to $37.0 million, compared to $18.9 million as of December 31, 2011.  The “Related party receivables” amount represents the outstanding working capital from Orion Tankers pool. The working capital represents the value of bunkers on board our vessels at the time of vessel delivery to the cooperative arrangements, including payment of initial funding of $0.2 million per vessel. The working capital is to be repaid to the Company within six months after the date of the withdrawal from the agreements.

As of December 31, 2012, the “Accounts Receivable, net related party” amounted to $12.9 million, compared to $1.6 million as of December 31, 2011.  The “Accounts Receivable, net related party” amount represents the outstanding net voyage revenues from Orion Tankers pool.

4.	REVENUE

In 2012, we chartered all of our operating vessels into a spot market arrangement with Orion Tankers Ltd. The Orion Tankers pool was established in November 2011 with Orion Tankers Ltd. as pool manager. In 2011, we chartered all of our operating vessels in the spot market arrangement with Gemini Tankers LLC, until November 24, 2011, at which time we entered into a spot market arrangement with Orion Tankers Ltd. In 2010, we chartered 15 of our 17 operating vessels into spot market arrangements. In 2010, we had chartered two of our 17 operating vessels on bareboat charters that expired in June 2010, and October 2010, respectively. The Nordic Harrier (former Gulf Scandic) was redelivered to the Company in October 2010 and went directly into drydock.  The drydock period was completed in late April 2011, and the vessel was employed in the spot market pursuant to cooperative arrangements on May 1, 2011.

During 2012, we temporarily operated six vessels in the spot market, other than through cooperative arrangements as spot charters. During 2011, we temporarily operated six vessels in the spot market, through cooperative arrangements as spot charters, compared to none during 2010. During the year ended December 31, 2010, two of our vessels were employed on bareboat charters that expired in June 2010 and October 2010, respectively.

The table below provides the breakdown of revenues recorded as per the net method and the gross method.

Voyage Revenues All figures in USD ‘000	2012	2011	2010
Net pool spot market earnings, cooperative arrangements	77,287	76,618	119,598
Gross pool spot market earnings, Orion Tankers pool	36,339	–	–
Gross spot market earnings, through spot charters	17,056	18,169	–
Bareboat revenues	–	–	6,818
Total Voyage Revenues	130,682	94,787	126,416

Until June 30, 2010, Frontline Ltd. (NYSE:FRO) and the private Stena Group of Sweden provided commercial management services for all of the Company`s vessels trading in the spot market. From July 1, 2010 until November 2011, we placed all of our vessels in a spot market cooperative arrangement with Gemini Tankers LLC, where Frontline Ltd. and Teekay Corporation (NYSE: TK), together with us were the main owners of the participating vessels.

In November 2011, the Orion Tankers pool was established with Orion Tankers Ltd. as pool manager and was owned equally by us and Frontline Ltd. In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. In September 2012, it was announced that the Company will acquire Frontline`s remaining interest in Orion Tankers Ltd. and that Frontline would withdraw its nine Suezmax vessels from the Orion Tankers pool in the fourth quarter of 2012.  The withdrawal of these vessels was completed effective November 5, 2012, following which the Orion Tankers pool consists of 20 Suezmax vessels, all owned by the Company. The Orion Tankers’ pool arrangement is managed and will continue to be operated by Orion Tankers Ltd. Orion Tankers Ltd. was owned equally by us and Frontline Ltd. until January 1, 2013. Effective January 2, 2013 the Company acquired Frontline`s shares in Orion Tankers Ltd. at its nominal book value after which time Orion Tankers Ltd. became a wholly-owned subsidiary of the Company.

Orion Tankers Ltd. accounted for 98% and Gemini Tankers LLC accounted for 2% of the Company’s revenues for the year ended December 31, 2012. Gemini Tankers LLC accounted for 97% and Orion Tankers Ltd. accounted for 3% of the Company’s revenues for the year ended December 31, 2011. Gemini Tankers LLC accounted for 78% and Stena pool accounted for 17% of the Company’s revenues for the year ended December 31, 2010.

Accounts receivable, net, as of December 31, 2012 and 2011, were $0.01 million and $17.6 million, respectively. Gemini Tankers LLC accounted for 99% of the Company’s accounts receivable, net for the year ended December 31, 2011, and accounted for 100% of the Company’s accounts receivable, net for the year ended December 31, 2010.

Accounts receivable, net related party, as of December 31, 2012 and 2011, were $12.9 million and $1.6 million. Orion Tankers pool accounted for 100% of the Company’s accounts receivable, net related party for the year ended December 31, 2012 and 2011, respectively.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

All figures in USD ‘000	2012	2011
Prepaid expenses	3,137	2,714
Deposit on Contracts, Nordic Galaxy	-	9,000
Deferred Financing Costs	1,228	653
Voyage in Progress – temporarily spot charters	-	5,233
Working Capital, cooperative arrangements	-	12,779
Other	1,184	1,389
Total as of December 31,	5,549	31,768

As of December 31, 2012, the prepaid expenses and other current assets were $5.5 million compared to $31.8 million as of December 31, 2011, a decrease of $26.3 million. The decrease of $26.3 million is primarily due to repayment of $12.8 million from Gemini Tankers LLC and due to repayment of the deposit of Nordic Galaxy of $9.0 million from the seller. As of December 31, 2012, voyage in progress were $0.0 compared to $5.2 million as of December 31, 2011. As of December 31, 2012, deferred financing costs increased to $1.2 million from $0.7 million as of December 31, 2011. The increase in deferred financing costs is a result of an increase in capitalized finance costs related to the 2012 Credit Facility as compared to the 2005 Credit Facility. For further details on our credit facilities, see note 12.

6.	GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD ‘000	2012	2011	2010
Management fee to related party	500	363	307
Directors and officers insurance	74	86	80
Salary and wages	3,282	2,904	2,859
Audit, legal and consultants	1,007	1,099	624
Legal fees – Nordic Galaxy	-	2,362	1,500
Administrative services provided by related party	3,930	3,821	3,686
Other fees and expenses	1,718	1,631	1,576
Total General and Administration expense with cash effect	10,511	12,266	10,632

Compensation – Restricted shares to Manager	1,540	67	2,838
Share-based compensation	1,258	1,320	60
Deferred compensation plan	1,391	1,741	2,450
Total General and Administrative expense without cash effect	4,189	3,128	5,348
Total for year ended December 31,	14,700	15,394	15,980

7.	DEFERRED COMPENSATION LIABILITY

In 2010, the Board of Directors approved an unfunded deferred compensation agreement for Turid M. Sørensen, our Executive Vice President and Chief Financial Officer. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 20.5 years up to a maximum of 66% of the salary level at the time of retirement, age of 67. Interest is imputed at 3.90% and 3.90% as of December 31, 2012 and 2011, respectively. The rights under the agreement commenced in May 2008. As the agreement was effective in 2010, vested rights under the agreement were recognized in 2010.

In May 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 14 years up to a maximum of 66% of the salary level at the time of retirement, age of 70. Interest is imputed at 3.90% and 3.90% as of December 31, 2012 and 2011, respectively. The rights under the agreement commenced in October 2004. The CEO has the right to require a bank guarantee for the deferred compensation liability and the CEO has served in his position since the inception of the Company in 1995.

The total expense, related to the deferred compensation agreements for the Chairman, President and CEO and for our Executive Vice President and Chief Financial Officer, recognized in 2012, 2011 and 2010 were $1.4 million, $1.7 million and $2.5 million, respectively.

8.	VESSELS, NET

Vessels, net, consist of the carrying value of 20 vessels including drydocking costs.

All figures in USD ‘000	Vessels	Drydocking	Total
Carrying Value December 31, 2011	1,005,147	17,646	1,022,793
Accumulated depreciation December 31, 2011	334,846	9,398	344,244
Depreciation expense 2011	59,102	5,524	64,626

Carrying Value December 31, 2012	933,424	31,431	964,855
Accumulated depreciation December 31, 2012	397,641	15,822	413,463
Impairment Loss on Vessel 2012	12,030	-	12,030
Depreciation expense 2012	62,795	6,424	69,219

Impairment Loss on Vessels
The Company recorded impairment loss on vessels of $12.0 million, $nil and $nil for the years ended December 31, 2012, 2011 and 2010, respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels may not be recoverable. During the fourth quarter of 2012, the Company identified one vessel where we believed that future undiscounted cash flow was less than the carrying value and therefore not fully recoverable. The impairment loss recorded is equal to the difference between the asset's carrying value and estimated fair value.

9.	NORDIC GALAXY

In August 2010, we did not take delivery of the first of the two newbuilding vessels we agreed to acquire on November 5, 2007, because the vessel in our judgment was not in a deliverable condition as under the Memorandum of Agreement between the Company and the seller. The seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London, in October and November 2011. The agreed total price at scheduled delivery was $90.0 million per vessel, including supervision expenses. The Company paid $9.0 million as deposit on contract in 2010. The Company furnished to the seller a loan equivalent to the payment installments under the shipbuilding contract. The loan from the Company to the seller accrued interest at a rate equal to the Company’s cost of funds, and the loan was to be repaid on delivery of the vessel.

According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010.  The seller originally claimed $26.8 million in compensation, which was the same amount as the outstanding loan balance between the Company and the seller as per December 31, 2010. However, the first partial award was limited to $16.2 million. The Loss on Contract of $16.2 million was recognized in our statement of operations in 2011. The recorded Loss on Contract did not have an impact on the Company’s net cash flow.

In November 2011, as a consequence of the first partial award, the seller repaid to us the net outstanding loan balance of $10.6 million and $1.2 million in interest income. The interest received is presented as interest income in the Statement of Operations for 2011.

On January 17, 2012, we received the final award from the tribunal and as a consequence we became responsible for some of the legal costs of the seller. The amount of legal fees of the seller was estimated to approximately $1.2 million. During the year ended December 31, 2012, the Company recognized $2.4 million, including the legal fees of the seller and $1.5 million of legal expenses related to the Nordic Galaxy for the years ended December 31, 2011 and 2010, respectively. These costs are included in “General and Administrative Expenses” in the Statement of Operations. In February 2012, we received the deposit on contract of $9.0 million and interest income of $0.2 million.

10.	OTHER NON-CURRENT ASSETS

All figures in USD ‘000	2012	2011

Deferred Finance Costs	4,938	490
Total as of December 31,	4,938	490

As of December 31, 2012, other non-current assets increased to $4.9 million from $0.5 million as of December 31, 2011. The increase in other non- current assets is a result of that the Company, in October, 2012, entered into a new $430 million revolving credit facility (the “2012 Credit Facility”). The 2005 Credit Facility was extinguished and unamortized deferred financing fees related to the 2005 Credit Facility were recognized as interest expense in the statement of operations. The finance costs of $6.1 million that were incurred in connection with the refinancing of the 2012 Credit Facility has been deferred and is being amortized over the term of the 2012 Credit Facility on a straight-line basis. The 2012 Credit Facility matures in late October 2017.

11.	SHARE-BASED COMPENSATION PLAN

Management Agreement

In order to align the Manager’s interests with the Company’s, the Company agreed to issue to the Manager restricted common shares equal to 2% of its outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager is entitled to receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. In January 2012, the Company issued to the Manager 112,245 restricted shares at an fair value of $13.73. During 2011, the Company issued to the Manager 4,612 shares at an average fair value of $14.45, in connection with the adoption of the 2011 Equity Incentive Plan.

In December 2012, the Company announced that it will acquire 100% of the shares of the Manager. The transaction was completed on January 10, 2013 and as a result, the Manager became a wholly-owned subsidiary of the Company. In addition to gaining full direct control of the Manager’s operations, the Company will no longer be obligated to maintain the Manager’s ownership of the Company’s common shares at 2%.

2004 Stock Incentive Plan

As of December 31, 2010, the Company had a share-based compensation plan that had been active since 2004. The plan was cancelled in 2011. Total compensation cost related to the 2004 Stock Incentive Plan was $0.06 million for the year ended December 31, 2010, and was recorded within “General and Administrative expense” in the Statement of Operations. All the restricted shares to employees and non-employees had vested by the end of 2010.

2011 Equity Incentive Plan

In 2011 the Board of Directors establish a new incentive plan involving a maximum of 400,000 restricted shares of which all 400,000 shares were allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board of Directors. The vesting period is 4 year cliff vesting period for 326,000 shares and 5 year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee leaves the Company before that time. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights. Under the terms of the Plan, the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards.

In 2012, the Company repurchased at par value from two employees who had resigned from the Manager 8,500 restricted common shares that had a four-year cliff vesting period. The 8,500 restricted common shares are held as treasury shares as of December 31, 2012. The remaining 391,500 restricted shares under the Plan are allocated among 21 persons employed in the management of the Company, the Manager and the members of the Board.

The compensation cost is recognized on a straight-line basis over the requisite service period and is presented as part of the general and administrative expenses. The total compensation cost related to restricted shares under the plan for the years ended December 31, 2012 and 2011 was $1.3 million, respectively. The intrinsic value of restricted shares outstanding at December 31, 2012 was $5.1 million.

As of December 31, 2012, there were 391,500 restricted shares outstanding at a weighted-average grant date fair value of $23.88 for Employees of the Company including members of the Board, and of $22.06 for Non-employees which includes the Manager and to persons employed by the Manager. As of December 31, 2012, unrecognized compensation cost related to unvested restricted shares aggregated $3.2 million, which will be recognized over a weighted period of 2.41 years.

The tables below summarize the Company’s restricted shares in connection with the 2011 Equity Incentive Plan as of December 31, 2012:

	Restricted shares– Employees	Weighted-average grant-date fair value– Employees	Restricted shares– Non- employees	Weighted- average grant- date fair value– Non-employees
Non-vested at January 1, 2012	163,000	$23.88	237,000	$22.06
Granted during the year	-	-	-	-
Vested during the year	-	-	-	-
Forfeited during the year	-	-	(8,500)	-
Non-vested at December 31, 2012	163,000	$23.88	228,500	$22.06

The tables below summarize the Company’s restricted shares in connection with the 2011 Equity Incentive Plan as of December 31, 2011:

	Restricted shares– Employees	Weighted- average grant-date fair value– Employees	Restricted shares– Non-employees	Weighted- average grant- date fair value– Non-employees
Non-vested at January 1, 2011	-	-	-	-
Granted during the year	163,000	$23.88	237,000	$22.06
Vested during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2011	163,000	$23.88	237,000	$22.06

On January, 10, 2013 the Board of Directors amended the vesting requirements for the174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

12.	LONG-TERM DEBT

2012 Credit Facility:

On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the “2012 Credit Facility”). Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The 2012 Credit Facility matures in late October 2017.

Borrowings under the 2012 Credit Facility are secured by first priority mortgages over the Company’s vessels and assignments of earnings and insurance. Under the 2012 Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of equity; (ii) a minimum equity ratio; (iii) a minimum level of liquidity; and (iv) positive working capital.  The 2012 Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2012 Credit Facility. The finance costs of $6.1 million incurred in connection with the refinancing of the 2012 Credit Facility has been deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis.

2005 Credit Facility:

The Company entered into a $300 million revolving credit facility in September 2005, which is referred to as the 2005 Credit Facility. During 2006, the Company increased the 2005 Credit Facility from $300 million to $500 million, and in March 2008 the term was extended from September 2010 to September 2012. All other terms remained unchanged. The 2005 Credit Facility provided funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility was not subject to reduction by the lenders and there was no repayment obligation of the principal during the five year term. Amounts borrowed under the 2005 Credit Facility bore interest at an annual rate equal to LIBOR plus a margin, and the Company paid a commitment fee, calculated as a percentage of the applicable margin, on any undrawn amounts. The 2005 Credit Facility was repaid to the lenders on November 14, 2012.

Total commitment fees and interest paid, for the 2012 Credit Facility and for the 2005 Credit Facility, for the year ended December 31, 2012 and December 31, 2011 were $2.9 million and $1.9 million, respectively. The undrawn amount of 2012 Credit Facility as of December 31, 2012 and the undrawn amount of 2005 Credit Facility as of December 31, 2011 were $180.0 million and $270.0 million, respectively. The Company was in compliance with its loan covenants for the year ended December 31, 2012.

13.	INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing costs related to the 2012 Credit Facility that the Company entered into on October 26, 2012 and to the 2005 Credit Facility that was repaid to the lender in November 2012. Amounts borrowed bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts.

The financing costs of $6.1 million incurred related to the 2012 Credit Facility that the Company entered into on October 26, 2012 are deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 31, 2012, 2011 and 2010 was $1.4 million, $0.7 million and $0.7 million, respectively. Total deferred financing costs were $5.9 million and $1.1 million at December 31, 2012 and 2011, respectively.

14.	ACCRUED LIABILITIES

All figures in USD ‘000	2012	2011
Accrued Interest	1,730	184
Accrued Expenses	8,613	4,624
Accrued voyage expenses *)	–	7,834
Total as of December 31,	10,343	12,642

The increase of accrued interest as of December 31, 2012 to $1.7 million from $0.2 million as of December 31, 2011, is primarily a result of changes to timing of interest payment in connection with the 2012 Credit Facility that the Company entered into in October 2012.

The increase of accrued expenses as of December 31, 2012 to $8.6 million from $4.6 million as of December 31, 2011, is related to unpaid drydocking costs of $4.0 million that were capitalized in 2012, but are due for payment in 2013, compared to $0.3 million related to unpaid drydocking costs that were capitalized in 2011, but due for payment in 2012.

*)
As of December 31, 2011, we temporarily operated three vessels in the spot market, by the pool manager through cooperative arrangements. The accrued voyage expenses of $7.8 million represents accrued port costs, bunkers expenses and other voyage related expenses. No vessels were operated under similar arrangements as of December 31, 2012.

15.	EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income/(loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

For the year ended December 31, 2012 and 2011, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive. For the years ended December 31, 2012 and 2011, the Company had 400,000 restricted shares outstanding, which were included in the total common shares issued and outstanding as at December 31, 2012 and 2011, respectively.

All figures in USD	2012	2011	2010
Numerator:
Net Income (Loss)	(73,191,830)	(72,298,337)	(809,130)
Denominator:
Basic - Weighted Average Common Shares Outstanding	52,547,623	47,159,402	46,551,564
Dilutive – Weighted-Average Common Shares Outstanding	52,547,623	47,159,402	46,551,564
Income (Loss) per Common Share:
Basic	(1.39)	(1.53)	(0.02)
Diluted	(1.39)	(1.53)	(0.02)

16.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

All figures in USD ´000, except number of shares	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of December 31, 2009	51,200,000	42,204,904	422
Common Shares Issued in Follow-on Offering		4,600,000	46
Compensation – Restricted Shares		93,878	1
Balance as of December 31, 2010	51,200,000	46,898,782	469
Common Shares Issued, 2011 Equity Incentive Plan		400,000	4
Compensation – Restricted Shares		4,612	0
Increased authorized share capital	38,800,000		0
Balance as of December 31, 2011	90,000,000	47,303,394	473
Common Shares Issued in Follow-on Offering		5,500,000	55
Compensation – Restricted Shares		112,245	1
Balance as of December 31, 2012	90,000,000	52,915,639	529

In January 2012, the Company completed an underwritten public offering of 5,500,000 common shares which strengthened its equity by $75.6 million.

On June 1, 2011, at its Annual General Meeting (“AGM”) held in Bermuda, the Company increased authorized share capital from 51,200,000 common shares to 90,000,000 common shares, par value $0.01 per share.

In connection with the issuance of 400,000 shares related to the 2011 Equity Incentive Plan, the Manager was entitled to 4,612 restricted shares in the Company. The 4,612 restricted shares were issued to the Manager on October 24, 2011. In 2012, the Company repurchased at par value from two employees who had resigned from the Manager, 8,500 restricted common shares, and these restricted common shares are held as treasury shares.

The total issued and outstanding shares, as of December 31, 2012, were 52,915,639 shares of which 690,551 shares were restricted shares issued to the Manager and of which 217,500 shares were restricted to members of the Board, employees of the Company and to persons employed by the Manager. The total issued and outstanding shares, as of December 31, 2011, were 47,303,094 shares of which 578,306 shares were restricted shares issued to the Manager and of which 226,000 shares were restricted to members of the Board, employees of the Company and to persons employed by the Manager.

In January 2010, the Company completed an underwritten public offering of 4,600,000 common shares. The net proceeds from the offering were $136.5 million. The net proceeds from the offering increased the Company’s Share Premium Fund and the proceeds were used to prepare the Company for further expansion and repay of borrowings under the Credit Facility.

Additional Paid in Capital

Included in Additional Paid in Capital is the Company’s Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to our creditors and a subsequent period for creditor notice of concern,  regarding the Company’s intention to make such funds available for distribution following shareholder approval. The Share Premium Fund was $0.0 million and $0.0 million as of December 31, 2012 and 2011 respectively. Credits and Charges to Additional Paid in Capital was a result of the accounting for the Company’s share based compensation programs.

On May 21, 2012, at the Company’s Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $75.6 million. The legal procedures related to this reduction were finalized in July 2012, upon which the amount became eligible for distribution

On June 29, 2010, at the Company’s Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $136.4 million. The legal procedures related to this reduction were finalized on August 6, 2010, upon which the amount became eligible for distribution.

Contributed Surplus Account

The Company’s Contributed Surplus Account as defined by Bermuda law, consists of amounts previously recorded as share premium, transferred to Contributed Surplus Account when resolutions are adopted by the Company’s shareholders to make Share Premium Fund distributable or available for other purposes. As indicated by the laws governing the Company, the Contributed Surplus Account can be used for dividend distribution and to cover accumulated losses from its operations.

For 2012, the Company had a net loss of $73.2 million. As such, all dividend distributions were charged to our Contributed Surplus Account. The accumulated deficit at the end of 2011 was charged against the Company’s Contributed Surplus Account in 2012. The accumulated deficit at the end of 2012 is to be charged against the Company’s Contributed Surplus Account in 2013.

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

This stockholders rights plan was designed to enable us to protect stockholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. We believe that the stockholders rights plan should enhance our Board’s negotiating power on behalf of stockholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals.

17.	COMMITMENTS AND CONTINGENCIES

Nordic Harrier

In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company and went directly into drydock. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel’s condition on redelivery to us was far below the contractual obligation of the charterer. All expenses related to the drydock period were paid in 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with Gulf Navigation Company LLC. Arbitration procedures have commenced and are expected to be heard in 2013.

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

No claims have been filed against the Company for the fiscal years 2012,  2011 or 2010, and the Company has not been a party to any legal proceedings for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, except for information set forth above and disclosed in Note 9.

18.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

The Company did not hold any derivative instruments during 2012, 2011 and 2010, or as of December 31, 2012 or 2011.

The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.

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

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the balance sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value of estimated fair value of the Company`s financial instruments at December 31, 2012 and 2011 are as follows:

All figures in USD ‘000	Fair Value Hierarchy Level	2012 Fair Value	2012 Carrying Value	2011 Fair Value	2011 Carrying Value
Cash and Cash Equivalents	1	55,511	55,511	24,006	24,006
Marketable Securities	1	549	549	583	583
Working capital, cooperative arrangements (current assets)		–	–	12,779	12,779
Working capital, Related Party		36,987	36,987	18,941	18,941
Credit Facility		(250,000)	(250,000)	(230,000)	(230,000)

The valuation of vessels measured at fair value on a non-recurring basis as of the valuation date:

In accordance with the provisions of relevant guidance, a long-lived asset held and used with a carrying amount of $41.4 million was written down to its fair value of $29.4 million as determined based on estimated discounted operating cashflow, using the income approach, resulting in an impairment charge of $12.0 million, which was included in the statement of operations for December 31, 2012. The input factors to the discounted cash flow model are similar to those used for the undiscounted cash flow when testing for impairment (see Note 2) and are significantly based on unobservable inputs (Level 3) assessed from the perspective of a willing market participant.

19.	MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

All figures in USD ‘000	2012	2011
Cost	633	795
Accumulated net unrealized loss	(84)	(212)
Fair value	549	583

During 2012, the Company sold a number of 1,400 securities held in Exxon Mobil resulting in a gain of $24,000.

In 2012, an other -than-temporary impairment was recorded against securities held in CitiGroup Inc. and the shares were written down to fair value as of December 31, 2012 resulting in an impairment loss of $64,000. This other-than temporary impairment has been reclassified out of accumulated other comprehensive income into other financial expenses in the statements of operations.

At December 31, 2012, net unrealized loss on marketable securities included in comprehensive income is $0.1 million, compared to $0.2 million as of December 31, 2011.

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

In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012. In September 2012, the Company announced that effective January 2, 2013, the Company will acquire Frontline`s shares in Orion Tankers Ltd. at its nominal book value as of December 31, 2012, after which Orion Tankers Ltd. will become a wholly-owned subsidiary of the Company.

The net result of $0.2 million for the year ended December 31, 2012, and the net result of $0.01 million for the year ended December 31, 2011, is included in Other Financial Income (Expenses) within the Statement of Operations.

Orion Tankers Ltd. acquired the Gemini Tankers AS, Norway in November, 2011, which was a wholly-owned full subsidiary of Gemini Tankers LLC. Orion Tankers Ltd. paid $0.5 million for Gemini Tankers AS, to Gemini Tankers LLC. The purchase of Gemini Tankers AS was funded by the owners of the Orion Tankers Ltd. in February 2012.

All figures in USD ‘000	2012	2011
Acquisition cost	50	50
Accumulated Net Income	221	11
Carrying value	271	61

21.	SUBSEQUENT EVENTS

Effective January 2, 2013 the Company acquired Frontline`s shares in Orion Tankers Ltd. at its nominal book value after which Orion Tankers Ltd., became a wholly owned subsidiary of the Company.

In December 2012, the Company announced that it will acquire 100% of the shares of Scandic American Shipping Ltd. (“Manager”) from a company owned by the Chairman and Chief Executive Officer of the Company Mr. Herbjørn Hansson and his family. The transaction was completed on January 10, 2013.  See Note 3 for further information.

On January, 10, 2013 the Board of Directors amended the vesting requirements for the174, 000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

On February 11, 2013, the Company declared a dividend of $0.16 per share in respect of the results for the fourth quarter of 2012, which was paid to shareholders on or about February 13, 2013.

* * * * *