Form 20-F
period 2013-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2014-04-04
CIK 1000177

ITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, there were 75,382,001 shares outstanding of the Registrant's common stock, $0.01 par value per share.

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

i

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in the Organization of the Petroleum Exporting Countries' ,OPEC, petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Please note in this annual report, "we," "us," "our," and the "Company," all refer to Nordic American Tankers Limited.

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	3
	C. Reasons for the offer and use of Proceeds	3
	D. Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	18
	A. History and Development of the Company	18
	B. Business Overview	20
	C. Organizational Structure	35
	D. Property, Plants and Equipment	35
ITEM 4A.	UNRESOLVED STAFF COMMENTS	35
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
	A. Operating Results	36
	B. Liquidity and Capital Resources	41
	C. Research and Development, Patents and Licenses, Etc	42
	D. Trend Information	43
	E. Off Balance Sheet Arrangements	43
	F. Tabular Disclosure Of Contractual Obligations	43

PART II

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48
	A. Directors And Senior Management	48
	C. Board Practices	52
	D. Employees	52
	E. Share Ownership	52
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
	A. Major Shareholders	53
	B. Related Party Transactions	53
	C. Interests of Experts and Counsel	56
ITEM 8.	FINANCIAL INFORMATION	56
	A. Consolidated Statements and other Financial Information	56
	B. Significant Changes	57
ITEM 9.	THE OFFER AND LISTING	57
ITEM 10.	ADDITIONAL INFORMATION	58
	A. Share Capital	58
	B. Memorandum and Articles of Association	58
	C. Material Contracts	60
	D. Exchange Controls	61
	E. Taxation	61
	F. Dividends and Paying Agents	69
	G. Statement by Experts	69
	H. Documents on Display	69
	I. Subsidiary Information	70

v

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	70
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	70
PART III
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	70
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	71
ITEM 15.	CONTROLS AND PROCEDURES	71
	A. Disclosure Controls and Procedures	71
	B. Management's annual report on internal control over financial reporting	71
	C. Attestation report of the registered public accounting firm	71
	D. Changes in internal control over financial reporting	71
ITEM 16.	RESERVED	71
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	71
ITEM 16B.	CODE OF ETHICS	72
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	72
	A. Audit Fees	72
	B. Audit-Related Fees (1)	72
	C. Tax Fees	72
	D. All Other Fees	72
	E. Audit Committee's Pre-Approval Policies and Procedures	72
	F. Not applicable	72
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	72
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS	73
ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT	73
ITEM 16G.	CORPORATE GOVERNANCE	73
ITEM 16H.	MINE SAFETY DISCLOSURE	73
ITEM 17	FINANCIAL STATEMENTS	73
ITEM 18.	FINANCIAL STATEMENTS	73
ITEM 19.	EXHIBITS	73

 PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following historical financial information should be read in conjunction with our audited financial statements and related notes all of which are included elsewhere in this document and "Operating and Financial Review and Prospects."  The statement of operations data for each of the three years ended December 31, 2013, 2012 and 2011 and selected balance sheet data as of December 31, 2013 and 2012 are derived from our audited financial statements included elsewhere in this document. The statement of operations data for each of the years ended December 31, 2010 and 2009 and selected balance sheet data for each of the years ended December 31,2011,  2010 and 2009 are derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA
All figures in thousands of USD except share data	2013	2012	2011	2010	2009

Voyage revenues	243,657	130,682	94,787	126,416	124,370
Voyage expenses	(173,410)	(38,670)	(14,921)	-	(8,959)
Vessel operating expense – excl. depreciation expense presented below	(64,924)	(63,965)	(54,859)	(47,113)	(43,139)
General and administrative expenses	(19,555)	(14,700)	(15,394)	(15,980)	(14,819)
Depreciation	(74,375)	(69,219)	(64,626)	(62,545)	(55,035)
Impairment Loss on Vessel	-	(12,030)	-	-	-
Loss on Contract	(5,000)	-	(16,200)	-	-
Net operating (loss) income	(93,608)	(67,902)	(71,213	778	2,418

Interest income	146	357	1,187	632	614
Interest expense	(11,518)	(5,854)	(2,130)	(1,971)	(1,794)
Other financial (expense) income	(437)	(207)	(142)	(248)	(226)
Total other expenses	(11,809)	(5,290)	(1,085)	(1,587)	(1,406)
Net (loss) income	(105,417)	(73,192)	(72,298)	(809)	1,012

Basic (loss) earnings per share	(1.64)	(1,39)	(1.53)	(0.02)	0.03
Diluted (loss) earnings per share	(1.64)	(1,39)	(1.53)	(0.02)	0.03
Cash dividends declared per share	0.64	1.20	1.15	1.70	2.35
Basic weighted average shares outstanding	64,101,923	52,547,623	47,159,402	46,551,564	40,449,522
Diluted weighted average shares outstanding	64,101,923	52,547,623	47,159,402	46,551,564	40,449,522
Market price per common share as of December 31,	9.70	8.75	11.99	26.02	30.00

Other financial data:
Net cash (Used in) provided by operating activities	(47,265)	(567)	(12,163)	57,752	63,195
Dividends paid	41,756	63,497	54,273	79,728	95,431

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	65,675	55,511	24,006	17,221	30,496
Total assets	1,136,437	1,085,624	1,125,385	1,083,083	946,578
Total long-term debt	250,000	250,000	230,000	75,000	-
Common stock	754	529	473	469	422
Total shareholders' equity	854,984	809,383	867,563	992,955	934,084

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

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. While market conditions have improved, continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry oil, which may materially affect our revenues, profitability and cash flows. As of the date of this annual report, all of our operating vessels are in the Orion Tankers Pool, with Orion Tankers Ltd. as pool manager. In September 2012, we agreed to purchase the 50% interest held by Frontline Ltd. (NYSE:FRO) and became the sole owner of Orion Tankers Ltd. as of January 2, 2013. We are highly dependent on spot market charter rates. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably. If we are not profitable, we may not be able to meet our obligations, including making payments on any future indebtedness, or paying dividends. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, or alternatively lose this opportunity, should the rise be short-lived.

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

In addition, continuing economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently operate a fleet of 20 vessels and all of our vessels are employed in the spot market. We are highly dependent on spot market charter rates.

We may enter into spot charters for any additional vessels that we may acquire in the future. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels profitably, meet our obligations, including payments on indebtedness, or pay dividends.  Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: (1) increased demand prior to Northern Hemisphere winters as heating oil consumption increases and (2) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. This seasonality may result in quarter-to-quarter volatility in our operating results, as our vessels trade in the spot market. Seasonal variations in tanker demand affect any spot market related rates that we may receive.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

Our vessels are evaluated for impairment continuously or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel are complex and requires us to make various estimates, including future freight rates and earnings from the vessel.  All of these items have been historically volatile. We evaluate the recoverable amount as the undiscounted estimated cash flow, from the vessels over their remaining useful lives. If the recoverable amount is less than the carrying amount of the vessel and less than the estimated fair market value, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition and operating results. Impairment charges may be limited to each individual vessels. In 2012, we impaired one vessel using an individual approach. For 2013, no impairment was identified.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2007, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

The economies of the United States and the European Union continue to experience relatively slow growth and exhibit weak economic trends. The credit markets in these regions have over the past five years experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Lending by financial institutions worldwide remains at low levels compared to the period preceding 2008.

Persistent slow or stagnant growth rates in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the continued slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2013 is estimated to remain around 7.7%, approximately the same rate as for the year ended December 31, 2012, and therefore remains below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slow or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil and gas and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Changes in the price of fuel, or bunkers, may adversely affect our profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation, and Liability Act (generally referred to as CERCLA), the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, European Union Regulations, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the International Convention on Civil Liability for Bunker Oil Pollution Damage (generally referred to as the Bunker Convention), the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention (generally referred to as the ISM Code), the International Convention for the Control and Management of Ships' Ballast Water and Sediments Discharge (generally referred to as the BWM Convention),  International Ship and Port Facility Security Code, and the U.S. Maritime Transportation Security Act of 2002 (generally referred to as the MTSA). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

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

Tanker values have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. The market value of our oil tankers can fluctuate, depending on general economic and market conditions affecting the tanker industry. The volatility in global financial markets may result in a decrease in tanker values. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under the 2012 Credit Facility. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower price of our common shares.

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

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may adversely affect our business and financial condition.  Further, the total loss of any of our vessels could harm our reputation.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and ability to pay dividends.

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

Continuing conflicts in the Middle East and North Africa and the presence of the United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.

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

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan. The Company has not been involved in business to and from Cuba, Syria or Iran during the period January 1 through December 31, 2013. Our vessels may, on charterers' instructions, call on ports in Sudan. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Certain of our charterers or other parties that we have entered into contracts with regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the Obama administration, and European Union and/or other international bodies as a result of the annexation of Crimea by Russia in 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Although we believe that we have been in compliance with all sanctions and embargo laws and regulations that apply to us, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Our ability to declare and pay dividends is subject at all times to the discretion of our board of directors, or the Board of Directors, and compliance with Bermuda law, and may be dependent upon the adoption at the annual meeting of shareholders of a resolution effectuating a reduction in our share premium in an amount equal to the estimated amount of dividends to be paid in the next succeeding year. We refer you to Item 8—Financial Information—Dividend Policy for more details. We may not continue to pay dividends at rates previously paid or at all.

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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. We took delivery of four secondhand vessels from July 2009 to September 2011.  We did not take delivery of any vessels in 2012 or 2013.  While we always inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. We may receive the benefit of warranties from the builders for the secondhand vessels that we acquire direct from yard.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 9 years to 23 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

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

Under the spot charters of all of our operating vessels, we are responsible for vessel operating expenses. Our vessel operating expenses include the costs of crew, fuel, provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.

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

The 2012 Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under the 2012 Credit Facility or if we are otherwise in default under the 2012 Credit Facility,
•
•	create or allow to subsist any security interest over any of the Company's vessels,

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

•	sell our vessels,

•	merge or consolidate with, or transfer all or substantially all of our assets to another person, or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

Volatility in LIBOR rates could affect our profitability, earnings and cash flow.

Interest in most loan agreements in our industry, including our 2012 Credit Facility, is based on published London Interbank Offered Rates, or LIBOR. Amounts borrowed under our 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin. Volatility in LIBOR rates will affect the amount of interest payable on amounts that we drawdown from our 2012 Credit Facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charterparties with our customers, through the Orion Tankers pool, and our 2012 Credit Facility and from time to time, we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The charterers of our vessels pay us in U.S. Dollars. While we currently incur all of our expenses in U.S. Dollars, we have in the past incurred expenses in other currencies, most notably the Norwegian krone. Declines in the value of the U.S. dollar relative to the Norwegian krone, or the other currencies in which we may incur expenses in the future, would increase the U.S. Dollar cost of paying these expenses and thus would affect our results of operations.

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

We are incorporated in the Islands of Bermuda. Our memorandum of association, bye-laws and the Companies Act, 1981 of Bermuda (the "Companies Act"), govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder.

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

A. History and Development of the Company

Nordic American Tankers Limited, or NAT, was founded on June 12, 1995 under the name Nordic American Tanker Shipping Limited under the laws of the Islands of Bermuda and we maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.  We are an international tanker company that currently owns 20 Suezmax tankers that average approximately 156,000 dwt each and our vessels in our fleet are homogenous, interchangeable and should be viewed as the "Nordic American System".  NAT was formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997.  In the autumn of 2004, the Company owned three vessels and at the end of 2013 the Company owned 20 vessels. We expect that the expansion process will continue over time and that more vessels will be added to our fleet.
In January 2013 we acquired Scandic American Shipping Ltd. ("Scandic" or the "Manager") and Orion Tankers Ltd ("Orion"). Accordingly, these financial statements are presented on a consolidated basis for NAT and its subsidiaries ("the "Company" or "the "Group").

We describe the "Nordic American System" as follows:

It is essential for us to have an operating model that is sustainable in both a weak and a strong tanker market, which we believe differentiates us from other publicly traded tanker companies. The Nordic American System is transparent and predictable. As a general policy, the Company has a conservative risk profile. Our dividend payments are important for our shareholders, and at the same time we recognize the need to expand our fleet under conditions advantageous to the Company.

NAT maximizes cash flows by employing all of its vessels in the spot market through the Orion pool which increases the efficiency and utilization of the fleet. The spot market gives better earnings than the time charter market over time.

Growth is a central element of the Nordic American System.  It is essential that NAT grows accretively, which means that over time our transportation capacity increases more percentagewise than our share count.

We have one type of vessel only - the Suezmax vessel. This type of vessel can carry one million barrels of oil. The Suezmax vessel is highly versatile, able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

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

In April 2010, the Company entered into agreements with Samsung Heavy Industries Co., Ltd. to build two Suezmax tankers of 158,000 dwt each.  The purchase prices of these two newbuilding vessels are $64.7 million each and we took delivery of the two newbuilding vessels in August 2011 and in November 2011.

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

In October 2010, Nordic Harrier (former Gulf Scandic) was redelivered, from a long-term bareboat charter  agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel's condition on redelivery to us was far below the contractual obligation of the charterer. All drydock expenses were paid during 2011. A London arbitration panel ruled in favor of NAT at the end of January 2014 and awarded the Company $10.2 million plus direct costs and calculated interest. Any amounts received will be recorded upon receipt.

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

In November 2011, the Orion Tankers pool was established with Orion as pool manager.  This company was owned equally by us and Frontline Ltd. (NYSE:FRO).  In mid-November, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool.

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

In October 2012, we entered into a new $430 million revolving credit facility (the "2012 Credit Facility"). The banking group consists of DNB Bank ASA, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken.  See "Operating and Financial Review and Prospects – Liquidity and Capital Resources -- Our Credit Facilities" below.

In November 2012, the Company announced that one of its vessels was detained for a short while in a U.S. port. The vessel was released in early December 2012 and was employed in the spot market.  The Company was not prosecuted and was not part of the case.

Effective January 2, 2013, the Company acquired Frontline`s shares in Orion for $271,000, which was its nominal book value as of December 31, 2012, after which Orion became wholly-owned subsidiary of the Company.

Effective January 10, 2013, the Company acquired 100% of the shares of Scandic American Shipping Ltd. from a company owned by the Chairman and Chief Executive Officer of the Company Mr. Herbjørn Hansson and his family. On January 10, 2013, the Manager became a wholly-owned subsidiary of the Company. In addition to gaining full direct control of the Manager's operations, the Company will no longer be obligated to maintain the Manager's ownership of the Company's common shares at 2%.  The restricted common shares equal to 2% of our outstanding common shares issued pursuant to the Management Agreement and the restricted common shares issued to the Manager under the 2011 Equity Incentive Plan were not part of the transaction. Please see section "Information on the Company -- Management Agreement" for further information about the acquisition.

Effective January, 10, 2013, the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

Effective January, 10, 2013, the Board of Directors amended the management fee. For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet. The management fee has been eliminated in the consolidated financial statements as a result of the acquisition of the Manager by the Company.

On April 1, 2013, the Company issued 11,212,500 common shares at $9.60 per share in a registered follow-on offering. The net proceeds of the offering were used to fund acquisitions and for general corporate purposes.

On June 5, 2013, Orion, a wholly-owned subsidiary of NAT, renewed its commercial agreement with a subsidiary of the international oil major, ExxonMobil.

On November 21, 2013, the Company issued 9,343,750 common shares at $8.00 per share in a registered follow-on offering. The net proceeds of the offering were mainly used to acquire shares in Nordic American Offshore.

On November 27, 2013, Nordic American Offshore Limited, or NAO, was established with a private equity placement of $250 million. The Company participated with $65 million, which resulted in a 26 % interest in NAO. NAO will own and operate platform supply vessels, or PSVs, and will utilize the Manager for some administrative services. The objective of the Company's investment in NAO is over time to produce higher dividend for shareholders of NAT than otherwise would have been the case.

On January 27, 2014, the Company declared a cash dividend of $0.12 per share in respect of the results for the fourth quarter of 2013, which was paid on March 3, 2014. In addition, the Board of Directors announced its intention to declare a dividend composed of a portion of the shares that NAT owns in NAO. This portion will be about $10 million worth, which was equivalent to $0.13 per NAT share.

On April 2, 2014, the Company declared a cash dividend of $0.23 per share.  The record date is May 15, 2014.

As of the date of this annual report, we have 75,382,001 common shares issued and outstanding.

B. Business Overview

We are an international tanker company that owns 20 double-hull Suezmax tankers that average approximately 156,000 dwt each. Our Suezmax tankers are interchangeable assets within the Orion Tankers pool, because any pool vessel may be offered to the charterer for any voyage.

We chartered all of our vessels in the spot market pursuant to a cooperative arrangement with Gemini Tankers LLC until November 24, 2011.  In November 2011, the Orion Tankers pool was established with Orion as pool manager and our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. Effective January 2, 2013, the Company acquired Frontline`s shares in Orion at their nominal book value as of December 31, 2012, after which Orion Tankers became wholly-owned subsidiary of the Company.

OUR FLEET

Our current fleet consists of 20 Suezmax crude oil tankers. All of our vessels are employed in the spot market as part of the Orion Tankers pool. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

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

In November 2011, the Orion Tankers pool was established with Orion as pool manager and was owned equally by us and Frontline Ltd. In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. In September 2012, it was announced that the Company will acquire Frontline`s remaining interest in Orion and that Frontline would withdraw its nine Suezmax vessels from the Orion Tankers pool in the fourth quarter of 2012.  The withdrawal of these vessels was completed effective November 5, 2012, following which the Orion Tankers pool consists of 20 Suezmax vessels, all owned by the Company.  The Orion Tankers' pool arrangement is managed and will continue to be operated by Orion. Orion was owned equally by us and Frontline Ltd. until January 1, 2013. Effective January 2, 2013 the Company acquired Frontline`s shares in Orion.

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

Time Charters

Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys. No vessels were employed on time charters during 2013, 2012 or 2011.

Management Agreement

In June 2004, the Company entered into a management agreement, or the "Management Agreement", with Scandic American Shipping Ltd., or the "Manager". Under the Management Agreement, the Manager has the daily, administrative, commercial and operational responsibility for our vessels and is generally required to manage our day-to-day business according to our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors. Agreement shall terminate on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement shall always be ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet and is reimbursed for all of its costs incurred in connection with its services. The management fee was reduced from $500,000 to $150,000 per annum effective January 10, 2013. The management fee was increased from $350,000 to $500,000 per annum effective December 1, 2011 up and until January 10, 2013. In order to align the Manager's interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares as per the Management Agreement. Subsequent to the acquisition of the manager, effective January 10, 2013, the Management Agreement was amended and the 2% provision is no longer part of the agreement. The annual fee has been eliminated in the consolidated financial statements from 2013 onwards.

In February 2011, the Company adopted an equity incentive plan which the Company refers to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. All of 400,000 restricted shares were allocated among 23 persons employed in the management of the Company, including the Manager and the members of the Board. On January 10, 2013, the Board of Directors amended the vesting requirements for 174,000 shares allocated to the Manager lifting the vesting requirements by means of accelerated vesting. The modification to the vesting requirements resulted in $1.1 million being charged to General and Administrative expense during the first quarter of 2013.

As of December 31, 2013, a total number of 203,000 restricted common shares that are subject to vesting have been allocated among 17 persons employed in the management of the Company, to the Manager and members of the Board of Directors. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the vesting period.

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

The Company has agreed to defend, indemnify and hold the Manager and its affiliates (other than us and our subsidiaries that we may form in the future), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by the Manager or any such affiliates based upon a claim by or liability to a third party arising out of the operation of our business, unless due to the Manager's or such affiliates' fraud or dishonesty.

The Manager is consolidated in the financial statements from January 10, 2013, the date of acquisition.

Commercial and Technical Management Agreements

The Company has outsourced the commercial and technical management of its vessels to third-party companies operating under the supervision of the Manager.  The compensation under the commercial and technical management agreements is in accordance with industry standards.

Commercial management agreements:  From July 1, 2010 until November 2011, we placed all of our vessels in a spot market cooperation with Gemini Tankers LLC, where Frontline Ltd, and Teekay Corporation, together with us were the main owners of the participating vessels.

In November 2011, the Orion Tankers pool was established with Orion. as pool manager. This company was owned equally by us and Frontline Ltd.  In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. Effective January 2, 2013, the Company acquired Frontline`s shares in Orion at its nominal book value as of December 31, 2012, after which Orion became wholly-owned subsidiary of the Company.

Orion is consolidated in the financial statements from January 2, 2013, the date of acquisition.

Technical management agreements: As of December 31, 2013, the ship management firm of V.Ships Norway AS or V.Ships provides the technical management for 13 of the Company's vessels. The ship management firm of Colombia Shipmanagement Ltd, Cyprus provides the technical management for four of the Company's vessels. The ship management firm Hellespont Ship Management GmbH & Co KG, Germany provides the technical management for three of the Company's vessels.

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

 Effective January 10, 2013 the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

In 2013, the Company repurchased at par value 14,500 unvested restricted common shares. A total of 23,000 restricted common shares are held as treasury shares as of December 31, 2013. As of December 31, 2013, a total number of 203,000 unvested restricted shares were allocated under the plan.

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

The current international financial crisis is affecting the international tanker market. It is expected that the global fleet will increase during 2014 because of the present order book. However, some shipping companies are now facing challenges in financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. Assuming current scrapping levels, it can be assumed that the Suezmax fleet may contract in 2014 and 2015, given the current order book. The current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders, and there have been reports of cancellations of tanker newbuildings from certain yards. Shipping companies with high debt or other financial commitments may be unable to continue servicing their debt, which could lead to foreclosure on vessels. A reduction in available ship finance is curtailing any significant growth to the order book. Only 4 Suezmax tankers were ordered in 2013 versus 3 in 2012.

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

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes.  A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading.  ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope.  Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from the Mediterranean and Arabian Gulf towards the Far East, i.e. China, India and other emerging economies in Asia that absorb the shortfall from the traditional routes, from  West Africa to the East Coast of the United States used to represent.   Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

THE 2013 TANKER MARKET (Source: Fearnleys)

2013 was the third year in a row with TCE earnings barely covering operational expenses and high bunker fuel prices remained an issue for the ship owners. While the weak markets in 2011 and 2012 mainly were caused by high fleet growth, as demand was robust, 2013 turned out more troubling from a demand perspective and fleet growth eased.

The tanker fleet grew by 2.4% in 2013, significantly lower than the 7.3% and 7.4% we registered for 2011 and 2012 respectively. The overall market conditions remained about the same however as trade data available at the time of writing (through October 2013) suggest tonne-miles for tankers above 55 kdwt size fell -2.5% in 2013, compared with the same period of 2012. This was caused by a -2.0% drop in volume demand while average sailing distance contracted by -0.5%. By comparison, tonne-mile demand for the same group grew a strong 4.4% in 2012, driven by a 2.0% growth in volumes and 2.4% growth in average sailing distance.

There are several factors explaining the slow demand in 2013, however two are key factors. OPEC gradually reduced its crude oil production from a high at 31.9 mbpd in April 2012 to a recent low at 29.5 mbpd in November 2013, meaning 2.4 mbpd in transportation demand was lost over an 18 month period. Secondly, OECD commercial oil stocks was drawn well below its long-term averages in 2013, after building significantly in early 2012 ahead of the Iran sanctions that was enforced from July 2012. As transportation demand simplified can be viewed as consumption change +/- stock changes, it is clear that last year's OECD stock draw had a negative impact on tanker demand.

That said, the tanker market had a strong ending in 2013. VLCC earnings averaged $43,000/day in November and December while Suezmaxes, who saw a strengthening begin a little later than the VLCCs, saw an average earnings of $50,000/day in December. The improvement could be explained by the typical seasonal factors like higher oil consumption as the winter sets in and owners defer delivery late in the year to the following, but last year's ending was the strongest in years hence there was something more pulling. Adding to the typical year-end factors was a notable decline in newbuilding deliveries overall as the orderbook had come off to healthier levels. While data for first half of 2013 show a monthly average delivery of 2.47 mdwt, this declined -52% to an average 1.19 mdwt in second half of the year. Meanwhile, preliminary trade data suggest there was a good growth in long-haul and cross-basin trading period/period, meaning good progression for tonne-mile demand towards year-end.

Fearnley is forecasting a strengthening tanker market in 2014, although capped by operational factors like speed and waiting days which still represents some excess capacity that needs to be absorbed before a stronger recovery can take place in 2015 and 2016. The improving outlook is based on a more transparent orderbook through 2016 that suggest low fleet growth through the period, while increased cross-basin trading of both crude oil and products is expected to support tonne-mile demand.

Asset values most likely saw its trough levels in 2013. The higher values started with increasing newbuilding prices through second half of the year. While a high-quality Korean yard was willing to build Suezmaxes for a price in the high USDm 50's in Q3'13, the same yard had upped its price idea to USDm 64 in December and current USDm 66. What drove newbuilding prices higher initially was a growing order backlog and confidence at the yards as other segments in shipping and offshore had filled most of their capacity through 2016. For second hand prices we note that 5-year old assets have increased 20-30% in value over 2013, more than the 10-15% increase we have noted for newbuilding prices. Despite this, second hand prices are still well below its long-term average ratio to newbuilding prices, meaning that a fuel saving for eco-newbuildings has been discounted in to the prices. It may therefore be relevant to review second hand opportunities just as much as newbuilding opportunities for those looking to enter the market.

The Tanker Market 2014

The first quarter of 2014 started on a high note. The spike in rates seen toward the end of 2013 persisted into January before declining again. Suezmax rates in the first week of January were around $56,000 per day, declining to around $11,000 by mid-February. US refineries went into maintenance earlier than expected and Chinese New Year impacted cargo volumes. Rates increased to around $17,000 in the last week of March. VLCC rates were around $39,000 per day the first week of January, and declined less than Suezmax rates until March. The last week of March average VLCC earnings were around $13,000 per day.

Coming into 2014 vessel values increased significantly. From 4Q13 to 1Q14 5 year old VLCC values rose 22%, while 5 year old Suezmax values rose 19% in the same period. Price rises tied in with an increase in sale and purchase activity, likely linked to the strong rate environment in December and January which bolstered interest in crude tankers.

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

In 2012, the Marine Environment Protection Committee (MEPC) adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk (IBC Code).  The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which are expected to enter into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identify new products that fall under the IBC Code. In 2013 the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme (CAS). These amendments, which are expected to become effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things (i) implementing a progressive reduction of the amount of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50%, effective January 1, 2012, then progressively to 0.50%, effective globally from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the EPA, promulgated equivalent emissions standards in late 2009.

Sulfur content standards are even stricter within certain "Emission Control Areas", or "ECAs".  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  The Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as was the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the Energy Efficient Design Index (EEDI) applies to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) applies to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

Noncompliance with the ISM Code and other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, CLC, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force.If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The United States Enviromental Protection Agency, or "EPA", and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, the EPA re-issued the VGP for another five years, which took effect December 19, 2013.  The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

In addition, under §401 of the CWA, the VGP must be certified by the state where the discharge is to take place. Certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

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

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

The U.S. Clean Air Act of 1970, including its amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations relating to emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013 two new sets of mandatory requirements to address greenhouse gas emissions from ships that MEPC adopted in July 2011 entered into force. Currently operating ships will be required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013 and requires us to develop new procedures to ensure full compliance with its requirements.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or "IMDG Code".

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

Ships operating without a valid certificate may be detained at port until an ISSC is obtained, or may be expelled from port, or refused entry at port.

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

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ''recommendation'' or "Condition of Class" or "Memo to Owners" which must be rectified by the ship owner within prescribed time limits.
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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $7.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

As described in the section "History and Development of the Company" we, operate "the Nordic American System" of 20 homogenous Suezmax tankers in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator.

Since July 1, 2010 and until mid-November 2011, our vessels were employed in a spot market arrangement with Gemini Tankers LLC, of where Frontline Ltd., Teekay Corporation, and we were the main owners of the participating vessels. In November 2011, the Orion Tankers pool was established, with Orion as pool manager. Orion was owned equally by us and Frontline Ltd., and therefore a related party of the Company as of December 31, 2012. Effective January 2, 2013, the Company acquired Frontline`s shares in Orion at its nominal book value as of December 31, 2012, after which Orion became wholly-owned subsidiary of the Company

We currently operate all of our vessels in spot market through Orion Tankers pool. This arrangement is managed and operated by Orion as pool manager. The pool manager has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Suezmax class size. Ownership of tankers is highly fragmented.

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

C. Organizational Structure

Since May 30, 2003, Scandic American Shipping Ltd. has acted as the Company's Manager, and provides such services pursuant to the Management Agreement.  The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company.  On January 10, 2013, the Manager became a wholly-owned subsidiary of the Company. Scandic is based on Bermuda, and has an European branch. See Item 4—Information on the Company—Business Overview—The Management Agreement.

Since November 11, 2011, Orion Tankers Ltd has been the pool manager for the Company's vessels. On January 3, 2013, Orion became a wholly owned subsidiary of the Company. Orion Tankers Ltd consists of the parent company based in Bermuda, and its wholly owned subsidiary Orion Tankers AS which is based in Norway.

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

A. Operating Results

We present our Statement of Operations using voyage revenues and voyage expenses. During the years ended December 31, 2013, 2012 and 2011, all of our vessels were employed in the spot market.

Under a spot charter, revenue is generated from freight billing and is included in voyage revenue. Under a spot charter, the vessel owner pays all vessel voyage expenses and these expenses are included in voyage expenses. We consider it appropriate to present this type of arrangement on a gross basis in the Consolidated Statements of Operations.

Our homogenous and interchangeable fleet is operated by Orion Tankers pool and the pool manager employs the vessels under a contract with a particular charterer for a number of voyages, with each single voyage or contract of carriage being performed by a pool vessel after nomination by the pool manager. The fleet is considered homogenous in terms of freight capacity and the types of cargoes that can be transported and the vessels are interchangeable as the Pool Manager can nominate any vessel to a specific charterer for a specific voyage.  The voyage revenues less voyage expenses of all of the vessels in the pool are aggregated and divided by the actual earning days each vessel is available during the period. From November 2011 through November 5, 2012, we have considered it appropriate to present this type of arrangement on a net basis in our Statements of Operations. In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the Orion Tankers pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012, after which all vessels in the Orion Tankers pool are owned by us. We have considered it appropriate to present this type of cooperative arrangement on a gross basis in the Statement of Operations effective from November 5, 2012. Effective January 2, 2013, the owner of the Orion Tankers Pool, Orion is a wholly owned subsidiary of NAT after the Company acquired the remaining 50 % of the shares which were previously held by Frontline.

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

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

	Year Ended December 31,
All figures in USD '000	2013	2012	Variance
Voyage Revenue	243,657	130,682	86.5%
Voyage Expenses	(173,410)	(38,670)	(348.4%)
Vessel Operating Expenses	(64,924)	(63,965)	(1.5%)
General and Administrative Expenses	(19,555)	(14,700)	(33.0%)
Depreciation Expenses	(74,375)	(69,219)	(7.4%)
Impairment of Vessel	-	(12,030)	-
Loss on Contract	(5,000)	-	-
Net Operating (Loss) Income	(93,608)	(67,902)	37.9%
Interest Income	146	357	(59.3%)
Interest Expenses	(11,518)	(5,854)	(96.8%)
Other Financial Income (Expenses)	(437)	207	(311.2%)
Net (Loss) Income	(105,417)	(73,192)	(44.0%)

	Year Ended December 31,
All figures in USD '000	2013	2012	Variance
Voyage Revenue – net pool earnings	-	77,287	-
Voyage Revenue – gross freight	243,657	53,395	-
Total Voyage Revenue	243,657	130,682	-
Less Voyage expenses – gross	(173,410)	(38,670)	-
Net Voyage Revenue	70,246	92,012	(23.7%)
Vessel Calendar Days (1)	7,300	7,320	(0.3%)
Less off-hire days	971	555	75%
Total TCE days	6,329	6,765	(6.4%)
TCE Rate per day (2)	$11,099	$13,601	(18.4%)
Total Days – vessel operating expenses	7,300	7,320	(0.3%)

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent, ("TCE"), results from Net Voyage Revenue divided by Total TCE days.

Voyage revenue was $243.7 million for the year ended December 31, 2013 compared to $130.7 million for the year ended December 31, 2012. The change in Voyage revenue is due to four main factors:
i)	Changes in the type of vessel employment
ii)	Whether the employment was accounted for on a net or gross basis
iii)	The number of TCE days
iv)	The change in the TCE rate achieved.

On i), for the year ended December 31, 2013 and 2012 we employed all vessels in the spot market, either as spot charters or through cooperative arrangements. No vessels were employed on time charters.

On ii), all our vessels were employed as spot charters during the year ended December 31, 2013 presented on gross basis. For the year ended December 31, 2012 all our vessels were employed through cooperative arrangements presented on a net basis until November 5, 2012, except four vessels, which were temporarily operated on spot charters. From November 5 until the year ended 2012 all our vessels were employed as spot charters presented on a gross basis.

On iii), the increase in off hire days to 971 for the year ended December 31, 2013 from 555 days for the year ended December 31, 2012 was partly a result of planned off-hire of 757 days in connection with required drydockings in 2013. The increase in off hire days was the primary reason for the 6.4 % decrease in TCE days.

On iv), the TCE rate per day was $11,099 for the year ended December 31, 2013, compared to $13,601 for the year ended December 31, 2012, representing a decrease of 18.4%. The indicative spot rates presented by Marex Spectron for the twelve months of 2013 and 2012 decreased by 6.1 % to $14,615 from $15,577, respectively. The average Marex Spectron rates for the year ended 2013 were significantly influenced by the spike in the market in December. The year to date average as of November 30, 2013 was $12,125, representing a decrease of 22.2 % compared to the year ended December 31, 2012. The effect of this spike will not materialize for the Company until the first quarter of 2014.

As a result of iii) and iv), net voyage revenues decreased by 23.7% from $92.0 million for the year ended December 31, 2012, to $70.3 million for the year ended December 31, 2013.

Voyage expenses were $173.4 million for the year ended December 31, 2013, compared to $38.7 million for the year ended December 31, 2012, representing an increase of 348.4%. The increase in voyage expenses was primarily a result of changes to the presentation of net voyage revenues from cooperative arrangements from net basis presentation to gross basis presentation, effective as of November 5, 2012, as of which date the Orion Tankers pool consisted only of vessel owned by us. For the period ended November 5, 2012 voyage expenses consisted of fuel, port charges and commissions from all our vessels operated in the spot market.

Vessel operating expenses were $64.9 million for the year ended December 31, 2013 compared to $63.9 million for the year ended December 31, 2012, an increase of 1.5%. Vessel operating expenses incurred regardless of off-hire days, and reflect a stable average operating expense per day of $8,700 for the years ended 2013 and 2012.

General and administrative expenses were $19.6 million for the year ended December 31, 2013 compared to $14.7 million for the year ended December 31, 2012, an increase of 33%. The increase of $4.9 million is a result of non-recurring items. These were charges of $3.6 million related to the acquisition of Scandic American Shipping Ltd and $1.0 million in legal fees related to the Gulf Navigation Holding PJSC arbitration.

Depreciation expenses were $74.4 million for the year ended December 31, 2013 compared to $69.2 million for the year ended December 31, 2012, an increase of 7.4%. The increase of $5.2 million in depreciation expenses for the year ended December 31, 2013 compared to the year ended December 31, 2012 is a result of drydocking cost capitalized in 2012 being amortized over a full year in 2013 and drydocking of seven vessels in 2013 being partially amortized.

Impairment Loss on vessels was $0.0 million for the year ended December 31, 2013 compared to $12.0 million for the year ended December 31, 2012. The impairment loss in 2012 relates to one vessel where we believed that future undiscounted cash flow was less than the carrying value.

We recorded a settlement loss of $5.0 million during the year ended December 31, 2013 compared to $0.0 million for the year ended December 31, 2012. The settlement loss relates to a preexisting contractual relationship between us and Scandic American Shipping Ltd, which was recognized when the purchase of Scandic was completed.

Net operating loss was $93.6 million for the year ended December 31, 2013 compared to net operating loss of $67.9 million for the year ended December 31, 2012, an increase of 37.9%. The increase in net operating loss of $25.7 million is primarily caused by the reduction in net voyage caused by a significant reduction in the spot market rates, and charges of $8.6 million related to the acquisition of Scandic American Shipping Ltd and of $1.0 million related to the Gulf Navigation Holding PJSC arbitration.

Interest income was $0.2 million for the year ended December 31, 2013 compared to $0.4 million for the year ended December 31, 2012, a decrease of $0.2 million. The decrease in interest is caused by the Company holding less excess cash in the period.

Interest expense was $11.5 million for the year ended December 31, 2013 compared to $5.9 million for the year ended December 31, 2012. The increase in interest expenses for the year ended December 31, 2013 is due to an increase in interest rates during the year ended December 31, 2013 compared to the year ended December 31, 2012.

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

	Year Ended December 31,
All figures in USD '000	2012	2011	Variance
Voyage Revenue	130,682	94,787	37.9%
Voyage Expenses	(38,670)	(14,921)	(159.2%)
Vessel Operating Expenses	(63,965)	(54,859)	(16.6%)
General and Administrative Expenses	(14,700)	(15,394)	(4.5%)
Depreciation Expense	(69,219)	(64,626)	(7.1%)
Impairment of Vessel	(12,030)	-	-
Loss on Contract	-	(16,200)	-
Net Operating Loss	(67,902)	(71,213)	4.6%
Interest Income	357	1,187	(69.9%)
Interest Expense	(5,854)	(2,130)	(174.8%)
Other Financial Expense	207	(142)	245.8%
Net Loss	(73,192)	(72,298)	1.2%

	Year Ended December 31,
All figures in USD '000	2012	2011	Variance
Voyage Revenue – net pool earnings	77,287	76,618	0.9%
Voyage Revenue – gross freight	53,395	18,169	193.9%
Total Voyage Revenue	130,682	94,787	37.9%
Less Voyage expenses – gross voyage expenses	(38,670)	(14,921)	(159.2%)
Net Voyage Revenue	92,012	79,866	15.2%
Vessel Calendar Days (1)	7,320	6,367	15.0%
Less off-hire days (2)	555	116	378.4%
Total TCE days	6,765	6,251	8.2%
TCE Rate per day (3)	$13,601	$12,777	6.4%
Total Days – vessel operating expenses	7,320	6,370	14.9%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
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

(3)	Time Charter Equivalent, ("TCE"), results from Net Voyage Revenue divided by Total TCE days.

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

Voyage expenses were $38.7 million for the year ended December 31, 2012, compared to $14.9 million for the year ended December 31, 2011, representing an increase of 159.2%. The increase in voyage expenses was primarily a result of changes to the presentation of net voyage revenues from cooperative arrangements from net basis presentation to gross basis presentation, effective as of November 5, 2012, as of which date the Orion Tankers pool consisted only of vessel owned by the Company. For the period ended November 5, 2012 voyage expenses consisted of fuel, port charges and commissions from all our vessels operated in the spot market.

Net voyage revenue were $92.0 million for the year ended December 31, 2012, compared to $79.9 million for the year ended December 31, 2011, representing an increase of 15.2%. The increase in net voyage revenues was primarily a result of an increase in revenue days of 8.2%, due to revenue days for the full year in 2012 for the three vessels delivered in 2011, and due to revenue days for the full year in 2012 for the Nordic Harrier which was employed in the spot market pursuant to a cooperative arrangement on May 1, 2011.The increase in net voyage revenues was also the result of an increase in the spot market rates for the period. Average TCE rate was $13,601 for the year ended December 31, 2012 compared to $12,777 for the year ended December 31, 2011, representing an increase of 6.5%. The revenue days consist of vessel calendar days less vessel off-hire days. The increase in off hire days to 555 days for the year ended December 31, 2012 from 116 days for the year ended December 31, 2011 was primarily the result of planned off hire days in connection with our eight vessels that required dry dockings in 2012.

Vessel operating expenses were $63.9 million for the year ended December 31, 2012 compared to $54.9 million for the year ended December 31, 2011, an increase of 16.6%. The increase in operating expenses was a result of an increase in operating days of 14.9%, due to operating days for the full year in 2012 of the three vessels delivered in 2011, and due to operating days for the Nordic Harrier which was employed in the spot market from May 1, 2011. The increase in operating expenses was also due to an increase in the average operating expenses per day of $8,700 for the year ended December 31, 2012 from $8,600 per day for the year ended December 31, 2011.

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

B. Liquidity and Capital Resources

Our Credit Facilities

2005 Credit Facility

We had a $500 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility provided funding for future vessel acquisitions and general corporate purposes. Amounts borrowed under the 2005 Credit Facility borne interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We paid a commitment fee of 30% of the applicable margin on any undrawn amounts. Borrowings under the 2005 Credit facility were secured by first priority mortgage over the Company's vessels and assignment of earning and insurance.

The 2005 Credit Facility was repaid to the lenders on November 14, 2012.

2012 Credit Facility

On October 26, 2012, we entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance the 2005 Credit Facility, fund future vessel acquisitions and for general corporate purposes (the "2012 Credit Facility"). Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The 2012 Credit Facility matures in late October 2017.

Borrowings under the 2012 Credit Facility are secured by first priority mortgages over the Company's vessels and assignments of earnings and insurance. Under the 2012 Credit Facility, we are subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of equity; (ii) a minimum equity ratio; (iii) a minimum level of liquidity; and (iv) positive working capital.  The 2012 Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2012 Credit Facility. The finance costs of $6.1 million incurred in connection with the refinancing of the 2012 Credit Facility are deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis.

As of December 31, 2013 and December 31, 2012 the Company had $250.0 million outstanding under the 2012 Credit Facility and $180.0 million available for additional borrowing. We were in compliance with our loan covenants under the 2012 Credit Facility as of December 31, 2013 and December 31, 2012. Cash on hand was $65.7 million as of December 31, 2013.

Management believes that the Company's working capital is sufficient for its present requirements.

Cash Flow

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

Cash flows (used in) operating activities increased to ($47.3) million for the year ended December 31, 2013 from ($0.6) million for the year ended December 31, 2012. The increase in cash flows used in operating activities is primarily due to a decrease in spot market rates, an increase in offhire days and cash tied up in short term receivables. The increase in short term receivables of $ 20.8 million is due to higher activity in December 2013 compared to December 2012.

Cash flows (used in) investing activities decreased to ($73.3) million for the year ended December 31, 2013 compared to cash flows provided by investing activities of $6.1 million for the year ended December 31, 2012. Cash flows used in investing activities during 2013 consist primarily of the acquisition of Nordic American Offshore Ltd and Scandic American Shipping Ltd. $18.1 million of the purchase price of Scandic American Shipping Ltd. was paid in shares, which was issued to the seller.

Cash flows provided by financing activities increased to $130.9 million for the year ended December 31, 2013 compared to cash flow provided by financing activities of $25.9 million for the year ended December 31, 2012. The financing activities for the year ended December 31, 2013 consist of proceeds from two follow-on offerings of $172.6 million in total offset by dividends paid.

As of December 31, 2013, the Company had $180.0 million available for additional borrowing under the 2012 Credit Facility. Cash on hand was $65.7 million as of December 31, 2013. We believe that our borrowing capacity under the 2012 Credit Facility, together with the working capital, is sufficient to fund our ongoing operations and contractual obligations. For further information on contractual obligations please see Item 5F.

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

Cash flows provided by investing activities increased to $6.1 million for the year ended December 31, 2012 compared to cash flow (used) of ($81.8) million for the year ended December 31, 2011. Cash flows provided by investing activities during 2012 consist primarily of loan repayment from the seller of Nordic Galaxy of $9.0 million offset by vessel improvements of $2.8 million. Cash flows (used in) investing activities during 2011 consist primarily of payments in connection with the delivery of the Nordic Breeze, the Nordic Aurora and the Nordic Zenith and payments in connection with vessel upgrade of the Nordic Harrier.

Cash flows provided by financing activities decreased to $25.9 million for the year ended December 31, 2012 compared to cash flow provided by financing activities of $100.7 million for the year ended December 31, 2011. The financing activities for the year ended December 31, 2012 consist of proceeds from our follow-on offering of $75.6 million, the net proceeds from the drawdown of $20.0 million under our 2005 Credit Facility less $63.5 million paid in dividends and $6.1 million of credit facility costs paid. The financing activities for the year ended December 31, 2011 represent net proceeds from a drawdown of $155.0 million under the 2005 Credit Facility less $54.3 million paid in dividends.

As of December 31, 2012, we had $180.0 million available for additional borrowing under the 2012 Credit Facility. Cash on hand was $55.5 million as of December 31, 2012.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company – Business Overview – The 2013 Tanker Market.

E. Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure Of Contractual Obligations

The Company's contractual obligations as of December 31, 2013, consist of our obligations as borrower under our 2012 Credit Facility and our deferred compensation agreement for our Chairman, President and CEO and our Chief Financial Officer and EVP.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2013 (all figures in thousands of USD).

PART II

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2012 Credit Facility (1)	250,000	-	-	250,000	-
Interest Payments (2)	34,883	9,100	18,200	7,583	-
Commitment Fees (3)	8,142	2,124	4,248	1,770	-
Deferred Compensation Agreement (4)	12,191	-	-	-	12,191
Total	305,216	11,224	22,448	259,353	12,191

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2013.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2013. Estimate based on applicable interest rate and drawn amount as of December 31, 2013.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2013. Estimate based on applicable commitment fee and drawn amount as of December 31, 2013.
(4)	Refers to estimated deferred compensation agreements payable to the Company's CEO and CFO as of December 31, 2013.
The disclosed contractual obligations are based on estimates as of December 31, 2013. There may be uncertainties on the future obligations related to interest and commitment fees, as the LIBOR rate and the drawn amount may fluctuate.

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

Revenue and voyage expense

Revenues and voyage expenses are recognized on an accruals basis. Revenues are generated from spot charters and cooperative arrangements.

Voyage revenues and voyage expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs when incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Spot Charters: Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a voyage charter revenue is generated from freight billing, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. For vessels operating in the spot market other than through the pool (described below under "Cooperative arrangement"), the vessels will be operated by the pool manager.  Under this type of employment, the vessel's revenues are not included in the profit sharing of the participating vessels in the pool. We consider it appropriate to present this type of arrangement on a gross basis in the Statements of Operations.  See note 2 to our audited financial statements for further information concerning our accounting policies.

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

From November 2011 and through November 5, 2012, the date on which Frontline completed the withdrawal of all of its vessel from the Orion Tankers pool, we have considered it appropriate to present this type of arrangement on a net basis in its Statements of Operations. Effective November 5, 2012 we have considered it appropriate to present this type of arrangement on a gross basis in our Statement of Operations.  See Note 2 to our audited financial statements.

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

Management uses considerable judgment when establishing the depreciable lives of our vessels. In order to estimate useful lives of our vessels, Management must make assumptions about future market conditions in the oil tanker market. We consider the establishment of depreciable lives to be a critical accounting estimate.

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

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessels or be based on a portfolio approach. In 2012, we recognized impairment charges on one vessel using an individual approach. There was no impairment on vessels in 2013 and 2011.  The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days. We estimate the daily time charter equivalent for the remaining operating days utilizing fifteen year historical average spot market rates for similar vessels over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $9.7 million per vessel. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. Fair market value is calculated based on estimated discounted operating cashflow. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs. Finally, utilization is based on historical levels achieved.

During the fourth quarter 2012, we identified one vessel where we believed that future undiscounted cash flows for the vessel were less than the carrying value and therefore not fully recoverable. The impairment loss of $12.0 million which was recorded was equal to the difference between the asset's carrying value and estimated fair value.

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past six years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. There are few transactions in the second hand market for Suezmax tankers. According to Clarkson Ltd. 68 Suezmax tankers were sold and bought in total during 2009, 2010, 2011, 2012 and 2013. We believe that the NAT fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.

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

The table set forth below indicates (i) The rates used for the period, (ii) The break even rate and (iii) actual rates.

	Rates used (1)			Break even rate (2)	Actual Rates (3)
($ per day)	First year	Second year	Thereafter	2013	2013	2009-2013
NAT fleet	17,370	14,438	29,521	25,273	11,100	17,188

1.
We use an average estimated day rate provided by Marex Spectron for the first and second year, and the average 15 year Suezmax Earnings Trend from Clarkson for the years thereafter. Both are adjusted for average achieved TCE rate for NAT.

2.	The break even rate is the lowest rate used instead of the rates described in (1) which would result in the undiscounted cash flow not recovering the book value.
3.	Actual rates are the trailing average day rate achieved by NAT for 2013 and the five year period 2009-2013.

If trailing five year average historical rates had been used in the cash flow forecast, the carrying value of all of our vessels would have been impaired. Using the trailing one year average rates in the cash flow forecast, would have resulted in the carrying value for each of our vessels not being recovered.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2013, (ii) which of those vessels we believe has a market value, based on shipbrokers reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.

Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ millions
Nordic Harrier*	1997	151,459	August 1997	27.8
Nordic Hawk *	1997	151,475	October 1997	31.1
Nordic Hunter*	1997	151,401	December 1997	29.0
Nordic Voyager*	1997	149,591	November 2004	25.0
Nordic Freedom*	2005	159,331	March 2005	55.1
Nordic Fighter*	1998	153,328	March 2005	40.3
Nordic Discovery*	1998	153,328	August 2005	43.4
Nordic Saturn*	1998	157,331	November 2005	42.0
Nordic Jupiter*	1998	157,411	April 2006	43.8
Nordic Apollo*	2003	159,998	November 2006	58.5
Nordic Moon*	2002	160,305	November 2006	57.4
Nordic Cosmos*	2003	159,999	December 2006	59.1
Nordic Sprite*	1999	147,188	February 2009	41.8
Nordic Grace*	2002	149,921	July 2009	45.7
Nordic Mistral*	2002	164,236	November 2009	41.8
Nordic Passat*	2002	164,274	March 2010	43.4
Nordic Vega*	2010	163,940	December 2010	80.2
Nordic Breeze*	2011	158,597	August 2011	61.5
Nordic Aurora*	1999	147,262	September 2011	22.5
Nordic Zenith*	2011	158,645	November 2011	62.0

*Indicates vessel for which we believe that the carrying value of the vessel exceeds the market value, based on uncertain estimates by shipbrokers as of December 31, 2013. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value by approximately $436.0 million.

Goodwill

We allocate the cost of acquired companies to the fair value of identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to goodwill may affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis.

The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. The evaluation has been performed in accordance with ASC 350-20-35

As of December 31, 2013, we had one reporting unit with goodwill attributable to it.

As of the date of this Annual Report, we do not believe that there is a reasonable possibility that the goodwill might be impaired within the next year. However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Please read "Part I—Forward-Looking Statements."

RECENT ACCOUNTING PRONOUNCEMENTS

 There are no recent pronouncements issued whose adoption would have a material impact on the Company's consolidated financial statements in the current year or are expected to have a material impact on future years.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors And Senior Management

Directors and Senior Management of the Company and the Manager

Pursuant to the Management Agreement with Scandic American Shipping Ltd., or the Manager, the Manager provides administrative, commercial and operational services to us for the fiscal year ended 2013. The Manager was owned by a company controlled by Herbjørn Hansson, our Chairman and Chief Executive Officer and his family. The Manager may engage in business activities other than with respect to the Company. Effective January 10, 2013, the Company acquired 100% of the Manager which is now a consolidated subsidiary. See Item 4—Information on the Company—Business Overview— The  Management Agreement.

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

The Company

Name	Age	Position
Herbjørn Hansson	66	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	59	Vice Chairman, Director and Audit Committee Chairman
Jan Erik Langangen	63	Executive Vice President–Business Development and Legal and Director
James Gibbons	49	Director
Richard H. K. Vietor	68	Director
Jim Kelly	60	Director and Audit Committee Member
Turid M. Sørensen	53	Chief Financial Officer & EVP

The Manager

Name	Age	Position
Herbjørn Hansson	66	Chairman and Chief Executive Officer
Frithjof Bettum	52	Senior Vice President Technical Operations
Jan Halvard Aas Møller	29	Financial Manager
Rolf Amundsen	69	Advisor *
Marianne Lie	52	Advisor *
John G. Bernander	56	Advisor *

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

James Gibbons has been a director of the Company since September 2013. Mr. Gibbons was educated at Harrow School, England and received a BSBA in Finance from Georgetown University in 1985. Mr. Gibbons has worked as a registered representative for Prudential Bache Securities 1985-1986, as a Director of Gibbons Management Services Limited from 1986-1989, as Managing Director of Gibbons Deposit Company Limited from 1989-1999, as President and CEO of CAPITAL G Limited from 1999 – 2010 Chairman of Capital G Bank Limited 1999 - 2013 and is currently Treasurer of Edmund Gibbons Limited, the Chairman of Harbour International Trust Company Limited, a Director of Capital G Bank Limited and President of Bermuda Air Conditioning Limited. Mr. Gibbons is an Independent Director of RenaissanceRe Holdings Ltd and other Boards, and was a member of Bermuda Government's Council of Economic Advisors, The Waterfront Task Force, and Monetary Advisory Committee, the Mayor's Commission on the Future of the City of Hamilton and Public Funds Investment Committee. Mr. Gibbons is currently a member of Youthnet's Advisory Board and an Honorary Trustee of the Bermuda Underwater Exploration Institute.

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

Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February, 2012.

Turid M. Sørensen was appointed Executive Vice President & Chief Financial Officer June 1, 2012. She previously served as Chief Financial Officer from February 6, 2006. Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management, a M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and Advanced Management Program from Harvard Business School. She has 29 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer in February 2006, she served as our Treasurer and Controller. In June 2012, she became Chief Financial Officer & EVP.

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

Jan Halvard Aas Møller was appointed Financial Manager of the Manager on June 1, 2013. Mr. Møller has a Master's Degree in Audit and Accounting from the Norwegian School of Economics and Business Administration, and is a State Authorized Public Accountant. From 2006 to he was hired by the Company Mr. Møller was employed by KPMG as an auditor and consultant and worked in both capacities with several companies listed both in Europe and the United States.

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

In 2013, the Company repurchased at par value, 14,500 unvested restricted common shares and these restricted common shares are held as treasury shares. As of December 31, 2013, a total number of 203,000 unvested restricted common shares were allocated among 17 employees.

A copy of the 2011 Equity Incentive Plan is filed as Exhibit 4.14 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011.

Compensation of Directors

The five directors received, in the aggregate, $471,000 in cash fees for their services as directors for the year ended December 31, 2013. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2013. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $6,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.

Executive Pension Plan

Our Chairman, President and Chief Executive Officer and our Chief Financial Officer & EVP have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 6 to the audited financial statements for further information about the agreements.

Employment Agreements

As of December 31, 2013 we have employment agreements with Herbjørn Hansson, our Chairman, President & Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer & EVP, Rolf I. Amundsen, Advisor to the Chairman and Jan Erik Langangen, our Executive Vice President, Business Development & Legal. Mr. Hansson does not receive any additional compensation for his services as a director or Chairman of the Board. The aggregate compensation of our executive officers during the year ended December 31, 2013 was approximately $2.5 million.

C. Board Practices

The members of the Company's Board of Directors serve until the next annual general meeting following his or her election to the board.  The members of the current Board of Directors were elected at the annual general meeting held in 2013.  The Company's Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr. Gibbons for the year ended December 2011. In February 2012, the Audit Committee was expanded by one member when Mr. Kelly was elected. Sir David Gibbons resigned from the Audit Committee in 2013, and the Committee now consists of Mr. Ugland and Mr. Kelly.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee received during 2013, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to the Company's Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Company's Board of Directors the independent auditors to be selected to audit the financial statements of the Company; meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the New York Stock Exchange that are applicable to U.S. listed companies, for more information, see Item 16G – Corporate Governance.

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D. Employees

As at December 31, 2013, NAT had two full-time employees and 2 part-time employees. The Group had a total of 21 full time employees.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, see Item 7. "Major Stockholders and Related Party Transactions."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the larges beneficial owners of our common shares and of our officers and directors as a group as of April 4, 2014. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common stock held.

<To be updated close to filing>

Title	Identity of Person	No. of Shares	Percent of Class

Common	Herbjørn Hansson (1)	3,103,845	4.1%
	James Gibbons		*
	Jim Kelly		*
	Richard Vietor		*
	Andreas Ove Ugland		*
	Richard Vietor		*
	Jan Erik Langangen		*
	Turid M. Sorensen		*
	Rolf Amundsen		*

* Less than 1% of our outstanding shares of common stock.

B. Related Party Transactions

Scandic American Shipping Ltd.:

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. ("Scandic" or the "Manager"). The Manager has been, from its inception and up to January 10, 2013, owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. In order to align the Manager's interests with those of the Company, the Company has as per the Management Agreement issued to the Manager restricted common shares equal to 2% of the Company's outstanding common shares.

The Manager has the daily administrative, commercial and operational responsibility for the Company's vessels and is required to manage the Company's day-to-day business subject to the Company's objectives and policies as established by the Board of Directors.

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

The Company recognized $3.9 million and $3.8 million of total costs for services provided under the Management Agreement for the years ended December 31, 2012 and 2011, respectively. These costs are included in "General and Administrative Expenses" in the statements of operations. The related party balances included within accounts payable were $1.5 million at December 31, 2012. All fees paid, and related party balances, are eliminated in the consolidated financial statements as of and for the year ended December 31, 2013.

In January 2012, the Company issued to the Manager 112,245 shares at a fair value of $13.73, in connection with an underwritten public offering of 5,500,000 common shares.  During 2011, the Company issued to the Manager 4,612 shares at an average fair value of $14.45 in connection with the adoption of the 2011 Equity Incentive Plan. The Company recognized $1.5 million and $0.1 million in noncash share-based compensation expense for the years ended December 31, 2012 and 2011, respectively, related to the issuance of shares to the Manager. All of these costs are included in "General and Administrative Expenses" within the Statements of Operations. In connection with nine follow-on offerings, we have issued a total of 1,054,833 restricted shares to our Manager pursuant to the Management Agreement.

Effective January 10, 2013 the Company acquired Scandic American Shipping Ltd. The purchase price was $33.3 million, $18.1 million of which was paid in shares, $8.0 million of which was paid in cash and $7.2 million was payable to the seller, a company controlled by the President, and CEO, for additional assets which were sold during the first quarter of 2013. The number of shares issued were 1,910,112, trading at $9.50 on the acquisition date. The share component of the purchase price was subject to a one-year lock-up, while the cash component was primarily used by the seller to pay taxes associated with this transaction.. The transaction was effective January 10, 2013, and the Manager is a wholly-owned subsidiary of the Company. In addition to gaining full direct control of the Manager's operations, the Company is no longer obligated to maintain the Managers ownership of the Company's common shares at 2%. The Company shares owned by the Manager were not part of the transaction and remained with the seller. The acquisition was accounted for using the acquisition method.

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

In February 2014, the Company paid our former director Paul J. Hopkins of $99,300 for his agreed termination of his rights to 10,000 shares of common stock of the Company issued to him pursuant to the 2011 Equity Incentive Plan  and in accordance with the relevant restricted stock award agreement dated April 19, 2011 and his service to the Company.  The payment represents the fair market value of our common stock as reported at the closing of the New York Stock Exchange on February 11, 2014.

As of December 31, 2013, the Chairman and Chief Executive Officer of the Company Mr. Hansson and his family owned 4.78 % of the Company's shares. The Management Agreement terminates on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement is always ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

Board Member and Employees:

Mr. Jan Erik Langangen, Board Member and part-time employee of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2013, 2012 and 2011, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statements of Operations. There was $5,000 included within "Accounts Payable" at December 31, 2013 and no related amount at December 31, 2012.

Mr. Rolf Amundsen, the Advisor to the Chairman, is a partner of Amundsen & Partners AS, a firm which provides consultancy services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2013 and 2012 and 2011, respectively, for the services provided by Amundsen & Partners AS. These costs are included in "General and Administrative Expenses" within the Statements of Operations. There was $10,000 included within "Accounts Payable" at December 31, 2013 and no related amount at December 31, 2012.

Orion Tankers Ltd.:

Orion Tankers Ltd. was established as equally owned by us and Frontline Ltd. (NYSE:FRO). In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012. In September 2012, the Company announced that effective January 2, 2013 the Company will acquire Frontline`s shares in Orion Tankers Ltd. at its nominal book value as of December 31, 2012, after which Orion Tankers Ltd. became a wholly-owned subsidiary of the Company.

As of December 31, 2012 the "Related party receivables" amounted to $37.0 million.  The "Related party receivable" amount represents the outstanding working capital from Orion Tankers pool. The working capital represents the value of bunkers on board our vessels at the time of vessel delivery to the cooperative arrangements, including payment of initial funding of $0.2 million per vessel. The working capital is to be repaid to the Company within six months after the date of the withdrawal from the agreements.

As of December 31, 2012, the "Accounts Receivable, net related party" amounted to $12.9 million.  The "Accounts Receivable, net related party" amount represent the outstanding net voyage revenues from Orion Tankers pool.

As of December 31, 2013, Orion is a subsidiary and all intercompany balances and transactions have been eliminated in the consolidated financial statements.

Nordic American Offshore Ltd.:
Nordic American Offshore Ltd. ("NAO") was established on November 27, 2013 with a private equity placement of $250 million, and will operate Platform Supply Vessels ("PSV") in the offshore sector. NAT participated with $65 million in the equity placement, which gives an ownership of 26%. NAO was accounted for using the equity method of accounting.

As compensation for coordinating the private placement NAT received 833,333 warrants with an exercise price of $15.00 per common share. The warrants vest in 20 % increments at each 10% increase in the volume weighted average price, or VWAP, of NAO's common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. The warrants mature on December 31, 2015.

Scandic will perform supportive functions for NAO from January 1, 2014 which will generate external revenues for the Group. In addition, costs incurred which in prior periods have been fully reimbursed by NAT will be partly reimbursed by NAO from January 1, 2014.

The related party balances included within accounts payable were $0.2 million at December 31, 2013.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See Item 18.

Legal Proceedings

Nordic Galaxy: In August 2010, we did not take delivery of the first of the two newbuilding vessels we agreed to acquire on November 5, 2007, because the vessel in our judgment was not in a deliverable condition as under the Memorandum of Agreement between the Company and the seller. The seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London, in October and November 2011. According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010.  The seller originally claimed $26.8 million in compensation, which was the same amount as the outstanding loan balance between the Company and the seller as per December 31, 2010. However, the first partial award was limited to $16.2 million. The recorded Loss on Contract did not have an impact on the Company's net cash flow

As a consequence of the first partial award, the seller repaid to us the net outstanding loan balance of $10.6 million. In November 2011, the seller paid $1.2 million in interest income to us in connection with the outstanding balance of the loan, which is presented as interest income in the Statement of Operations.

On January 17, 2012, we received the final award from the tribunal and as a consequence we shall be responsible for some of the legal costs of the seller. The Company recognized $2.4 million, including the legal fees of the seller related to the Nordic Galaxy for the years ended December 31, 2011.These costs are included in "General and Administrative Expenses" in the Statement of Operations.

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

A London arbitration panel ruled in favor of NAT at the end of January 2014 and awarded the Company $10.2 million plus direct costs and calculated interest. Any amounts received will be recorded upon receipt.

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

Total dividends paid in 2013 were $41.8 million or $0.55 per share. The quarterly dividend payments per share in 2013, 2012, 2011, 2010 and 2009 have been as follows:

Period	2013	2012	2011	2010	2009
1st Quarter	$0.16	$0.30	$0.25	$0.25	$0.87
2nd Quarter	0.16	0.30	0.30	0.60	0.88
3rd Quarter	0.16	0.30	0.30	0.60	0.50
4th Quarter	0.16	0.30	0.30	0.25	0.10
Total	$0.64	$1.20	$1.15	$1.70	$2.35

The Company declared a dividend of $0.12 per share in respect of the fourth quarter of 2013 which was paid to shareholders in March 2014. In addition, the board announced its intention to declare a dividend composed of a portion of the shares that NAT owns in NAO. This portion will be about $10 million worth, which was equivalent to $0.13 per NAT share.

On April 2, 2014, the Company declared a cash dividend of $0.23 per share. The record date is May 15, 2014.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the New York Stock Exchange, or the NYSE, on which our shares are listed under the symbol "NAT."

The following table sets forth the high and low market prices for shares of our common stock as reported by the New York Stock Exchange:

	NYSE	NYSE
For the year ended:	HIGH	LOW
2009	$38.10	$22.25
2010	$34.19	$25.27
2011	$26.80	$11.58
2012	$16.04	$8.15
2013	$11.76	$7.16

	NYSE	NYSE
For the quarter ended:	HIGH	LOW
March 31, 2012	$16.04	$12.20
June 30, 2012	$15.96	$12.00
September 30, 2012	$13.88	$9.26
December 31, 2012	$10.22	$8.15
March 31, 2013	$11.76	$8.61
June 30, 2013	$11.02	$7.16
September 30, 2013	$10.25	$7.53
December 31, 2013	$9.72	$7.75

The high and low market prices for our common shares by month since October 2013 have been as follows:

	NYSE	NYSE
For the month:	HIGH	LOW
October 2013	$8.65	$7.87
November 2013	$9.05	$7.75
December 2013	$9.72	$7.88
January 2014	$12.54	$9.58
February 2014	$10.57	$9.58
March 2014	$10.76	$9.84
April 2014*	$9.96	$9.66
*As of April 3, 2014

ITEM 10.	ADDITIONAL INFORMATION

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

Dividend Reinvestment and Direct Stock Purchase Plan

On November 6, 2013, a registration statement on Form F-3 was declared effective by the SEC relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2013 no shares were issued pursuant to the plan.

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

The Company's common shares are currently listed on an appointed stock exchange. For so long as the Company's shares are listed on an appointed stock exchange the transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of common shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations made thereunder. Issues and transfers of common shares between any person regarded as resident in Bermuda and any person regarded as non-resident for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972 unless such common shares are listed on an appointed stock exchange.

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

As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad"; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Economic Development of Bermuda.

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

We believe that we satisfied the Publicly-Traded Test for our 2013 taxable year since, on more than half the days the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the New York Stock Exchange, or NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2013 taxable year.  Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2013 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate, or a United States Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the United States Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the United States Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by the company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Individual Holder.

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

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $1.8 million in our interest expense for the year ended December 31, 2013.

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

We estimate that during 2013, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $3.8 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART III

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2013. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") 1992 in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2013, our internal control over financial reporting was effective based on those criteria.

C. Attestation report of the registered public accounting firm.

The Company's internal control over financial reporting as of December 31, 2013 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

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

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2013, no such amendment was made or waiver granted.

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

FISCAL YEAR ENDED DECEMBER 31, 2013	$993,982
FISCAL YEAR ENDED DECEMBER 31, 2012	$544,868

Included in the amounts are services related to limited review procedures, review of registration statements and other filings with the Commision, and issuance of comfort letters and consents for the fiscal years 2013 and 2012 of $561,423 and $194,720, respectively. Also included in the amounts are costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2013 and 2012 of $118,977 and $91,930, respectively.

B. Audit-Related Fees (1)

FISCAL YEAR ENDED DECEMBER 31, 2013	$0
FISCAL YEAR ENDED DECEMBER 31, 2012	$0

(1)           Audit-Related Fees not included as audit fees.

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

Information about our corporate governance practices may also be found on our website, www.nat.bm under "Investor Relations/Corporate Governance."

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

4.14  Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated October 26, 2012 incorporated by reference to Exhibit 4.14 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.

4.15  Amendment to Restated Management Agreement dated January 10, 2013 between Scandic American Shipping Ltd. and Nordic American Tankers Limited incorporated by reference to Exhibit 4.14 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.

4.16  Share Purchase Agreement by and between Nordic American Tankers and Burma Shipping & Investment AS, dated as of December 15, 2012, incorporated by reference to Exhibit 4.15 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2013.

8.1  Subsidiaries of the Company

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

NORDIC AMERICAN TANKERS LTD.

/s/Turid M. Sørensen	April 4, 2014
Name: Turid M. Sørensen
Title: Chief Financial Officer & EVP

NORDIC AMERICAN TANKERS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tankers Limited
Hamilton, Bermuda

We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and its subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years ended December 31, 2013. We also have audited the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tankers Limited and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte AS

Oslo, Norway
April 4, 2013

Nordic American Tankers Limited Consolidated Statements of Operations for the Years Ended December 31, 2013, 2012 and 2011 All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2013	2012	2011
Voyage Revenues	243,657	130,682	94,787
Voyage Expenses	(173,410)	(38,670)	(14,921)
Vessel Operating Expenses – excluding depreciation expense presented below	(64,924)	(63,965)	(54,859)
General and Administrative Expenses	(19,555)	(14,700)	(15,394)
Depreciation Expenses	(74,375)	(69,219)	(64,626)
Impairment Loss on Vessel	-	(12,030)	-
Loss on Contract	(5,000)	-	(16,200)
Net Operating Loss	(93,608)	(67,902)	(71,213)

Interest Income	146	357	1,187
Interest Expenses	(11,518)	(5,854)	(2,130)
Equity Income	40	-	-
Other Financial Income (Expenses)	(391)	207	(142)
Total Other Expenses	(11,723)	(5,290)	(1,085)
Net Loss before income taxes	(105,331)	(73,192)	(72,298)
Income Tax Expense	(86)	-	-
Net Loss	(105,417)	(73,192)	(72,298)

Basic (Loss) Earnings per Share	(1.64)	(1.39)	(1.53)
Diluted (Loss) Earnings per Share	(1.64)	(1.39)	(1.53)
Basic Weighted Average Number of Common Shares Outstanding	64,101,923	52,547,623	47,159,402
Diluted Weighted Average Number of Common Shares Outstanding	64,101,923	52,547,623	47,159,402
Cash Dividends per share	0.64	1.20	1.15

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited Consolidated Statements of Comprehensive Income (Loss) for The Years Ended December 31, 2013, 2012 and 2011 All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2013	2012	2011
Net (Loss) Income	(105,417)	(73,192)	(72,298)
Other Comprehensive (Loss) Income Current period
Unrealized gain (losses) on available-for-sale securities		128	(212)
Translation differences	(160)	-	-
Reclassification adjustments
Reclassification of realized gains (losses) to net loss for available-for-sale securities	84	-	-
Other Comprehensive (loss) income	(76)	128	(212)
Total Comprehensive (Loss) Income	(105,493)	(73,064)	(72,510)

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited
Consolidated Balance Sheets as of December 31, 2013 and 2012
All figures in USD '000, except share and per share amount

	As of December 31,

	2013	2012
Assets
Current Assets
Cash and Cash Equivalents	65,675	55,511
Marketable securities	-	549
Accounts receivable, net	18,801	54
Accounts receivable, net related party	-	12,862
Prepaid expenses	5,436	4,365
Inventory	24,281	4,048
Voyages in Progress	14,953	-
Other Current Assets	2,251	1,184
Total Current Assets	131,396	78,573

Non-Current Assets
Vessels, Net	911,429	964,855
Goodwill	18,979	-
Investment in Nordic American Offshore Ltd	64,128	-
Related party receivables	-	36,987
Other Non-current Assets	10,504	5,209
Total Non-current Assets	1,005,041	1,007,051
Total Assets	1,136,437	1,085,624

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	6,447	3,095
Accounts Payable, related party	-	1,536
Accrued Voyage Expenses	6,249	-
Accrued Liabilities	6,567	10,343
Total Current Liabilities	19,263	14,974

Long-term Debt	250,000	250,000
Deferred tax liability	37	-
Deferred Compensation Liability	12,154	11,267
Total Liabilities	281,453	276,241

Commitments and Contingencies

Shareholders' Equity
Common Stock, par value $0.01 per Share; 90,000,000 and 90,000,000 shares authorized, 75,382,001 and 52,915,639 shares issued and outstanding at December 31, 2013 and December 31, 2012, respectively	754	529
Additional Paid-in Capital	208,240	15,615
Contributed Surplus	751,567	866,515
Accumulated Other Comprehensive Loss	(160)	(84)
Accumulated Deficit	(105,417)	(73,192)
Total Shareholders' Equity	854,984	809,383
Total Liabilities and Shareholders' Equity	1,136,437	1,085,624

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2013, 2012 and 2011 All figures in USD '000, except number of shares

	Number of Shares	Treasury shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2010	46,898,782		469	11,480	981,815	–	(809)	992,955
Accumulated coverage of loss as of December 31, 2010	–		–	–	(809)	–	809	–
Net (Loss) Income	–		–	–	–	–	(72,298)	(72,298)
Common Shares Issued, 2011 Equity Incentive Plan	400,000		4	–	–	–	–	4
Other Comprehensive (Loss) Income	–		–	–	–	(212)	–	(212)
Compensation – Restricted Shares	4,612		–	67	–	–	–	67
Share-based Compensation	–		–	1,320	–	–	–	1,320
Return of Capital	–		–	–	(54,273)	–	–	(54,273)
Balance at December 31, 2011	47,303,394		473	12,867	926,733	(212)	(72,298)	867,563
Accumulated coverage of loss as of December 31, 2011	–		–	–	(72,298)	–	72,298	–
Net (Loss) Income	–		–	–	–	–	(73,192)	(73,192)
Common Shares Issued, net of $2.0 million issuance costs	5,500,000		55	75,527	–	–	–	75,582
Reduction of share premium	-		–	(75,577)	75,577	–	–	–
Other Comprehensive (Loss) Income	–		–	–	–	128	–	128
Compensation – Restricted Shares	112,245		1	1,540	–	–	–	1,541
Common Shares repurchased, 2011 Equity Incentive Plan	-8,500	8,500	-	-	-	-	-	-
Share-based Compensation	–		–	1,258	–	–	–	1,258
Return of Capital	–		–	–	(63,497)	–	–	(63,497)
Balance at December 31, 2012	52,907,139	8,500	529	15,615	866,515	(84)	(73,192)	809,383
Accumulated coverage of loss as of December 31, 2012	–		–	–	(73,192)	–	73,192	–
Net (Loss) Income	–		–	–	–	–	(105,417)	(105,417)
Common Shares Issued, net of $0.7 million issuance cost	20,556,250		206	172,405	–	–	–	172,611
Other Comprehensive (Loss) Income	–		–	–	–	(76)	–	(76)
Common shares issued in connection with the Scandic acquisition	1,910,112		19	18,127	–	–	–	18,1461
Common Shares repurchased, 2011 Equity Incentive Plan	-14,500	14,500	–	–	–	–	–	–
Share-based Compensation	–		–	2,093	–	–	–	2,093
Return of Capital	–		–	–	(41,756)	–	–	(41,756)

Balance at December 31, 2013	75,359,001	23,000	754	208,240	751,567	(160)	(105,417)	854,984

The footnotes are an integral part of these financial statements.

Nordic American Tankers Limited Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011
All figures in USD '000

	Year Ended December 31,
	2013	2012	2011
Cash Flows from Operating Activities
Net (Loss) Income	(105,417)	(73,192)	(72,298)
Reconciliation of Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation Expense	74,375	69,219	64,626
Impairment Loss on Vessel	-	12,030	–
Loss on Contract	5,000	-	16,200
Dry-dock Expenditures	(17,928)	(16,538)	(11,577)
Amortization of Deferred Finance Costs	1,228	1,365	653
Deferred Compensation Liability	832	1,391	1,741
Compensation– Restricted Shares	-	1,540	67
Share-based Compensation	2,093	1,258	1,320
Other, net	(5)	(170)	–
Changes in Operating Assets and Liabilities:
Accounts Receivables	(11,435)	17,532	(9,682)
Accounts Receivables Related party	-	(11,291)	1,571
Inventory	3,528	3,538	(3,982)
Prepaid and Other Current Assets	(130)	7,799	(4,167)
Accounts Payable and Accrued Liabilities	(3,796)	(7,609)	13,983
Accounts Payable Related party	-	610	926
Voyages in Progress	4,390	5,233	(5,233)
Non-current Related party Receivables	-	(13,282)	(18,941)
Other Non-current Assets	-	-	12,630
Net Cash Provided by (Used in) Operating Activities	(47,265)	(567)	(12,163)

Cash Flows from Investing Activities
Proceeds from Sale (Investment in) Marketable Securities	600	-	(795)
Investment in Vessels	(6,983)	(2,745)	(91,536)
Investment in Other Fixed Assets	(1,864)	-	--
Deposit and Loan repayment from seller	5,475	9,000	10,609
Acquisition of Nordic American Offshore Ltd	(65,004)	-	-
Acquisition of Orion Tankers Ltd	(271)	-	--
Cash arising from obtaining control of Orion Tankers Ltd	6,544	-	-
Acquisition of Scandic American Shipping Ltd, net of cash acquired	(7,641)	-	-
Acquisition of Scandic, Assets Held for Sale	(5,467)	-	-
Proceeds from Sale of Scandic Assets Held for Sale	5,467	-	-
Change in Restricted Cash	(5,000)	-	-
Other, net	889	(129)	(61)
Net Cash Provided by (Used in) Investing Activities	(73,255)	6,126	(81,783)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	172,611	75,582	4
Proceeds from Use of Credit Facility	40,000	270,000	155,000
Repayments on Credit Facility	(40,000)	(250,000)	_
Credit Facility Costs	-	(6,139)	–
Dividends Paid	(41,756)	(63,497)	(54,273)
Net Cash Provided by Financing Activities	130,855	25,946	100,731
Net Increase (Decrease) in Cash and Cash Equivalents	10,335	31,505	6,785
Cash and Cash Equivalents at the Beginning of Year	55,511	24,006	17,221
Effect of exchange rate changes on Cash and Cash Equivalents	(171)	-	-
Cash and Cash Equivalents at the End of Year	65,675	55,511	24,006
Cash Paid for Interest	7,158	2,928	1,902
Cash Paid for Taxes	214	-	-

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN TANKERS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD '000 except where noted)

1.	NATURE OF BUSINESS

Nordic American Tankers Limited ("NAT") was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company's shares trade under the symbol "NAT" on the New York Stock Exchange. The Company was formed for the purpose of acquiring and chartering double-hull tankers.

In January 2013 NAT acquired Scandic American Shipping Ltd. ("Scandic" or the "Manager") and Orion Tankers Ltd ("Orion"). Accordingly, these financial statements are presented on a consolidated basis for NAT and its subsidiaries ("the Company" or "the "Group"). For the year ended December 31 2013, Scandic had the daily administrative, commercial and operational responsibility and Orion has provided services as the pool manager. The Group provided assistance in the formation of Nordic American Offshore. Otherwise no services were provided by the subsidiaries for parties outside the Group. For further details on the acquisition of the subsidiaries please see Note 3 and Note 10.

The Company is an international tanker company that currently owns 20 Suezmax tankers, an increase from three vessels owned in the autumn of 2004. The Company expects that the expansion process will continue over time and that more vessels will be added to its fleet. The 20 vessels the Company currently operates average approximately 156,000 dwt each.

In 2013 and 2012, the Company chartered all of its operating vessels into a spot market arrangement with Orion. The Orion Tankers Pool was established in November 2011. In 2011, the Company chartered all of its operating vessels in the spot market pursuant to a cooperative arrangement with Gemini Tankers LLC, until November 24, 2011, at which time the Company entered into a spot market arrangement with Orion.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

The Company's Fleet

The Company's current fleet consists of 20 Suezmax crude oil tankers, and all of its vessels are employed in the spot market.

	Yard			Delivered to NAT
Nordic Harrier	Samsung	1997	151,459	August 1997
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,401	December 1997
Nordic Voyager	Dalian New	1997	149,591	November 2004
Nordic Fighter	Hyundai	1998	153,328	March 2005
Nordic Freedom	Daewoo	2005	159,331	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Saturn	Daewoo	1998	157,331	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006
Nordic Moon	Samsung	2002	160,305	November 2006
Nordic Apollo	Samsung	2003	159,998	November 2006
Nordic Cosmos	Samsung	2003	159,999	December 2006
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai	2010	163,940	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011

Comparative Information
In 2013 the Company acquired 100 % of Scandic American Shipping Ltd and the remaining 50 % of Orion. As a consequence the accounts as of December 31, 2013 are presented on a fully consolidated basis. The comparative information as of December 31, 2012 and 2011 have not been adjusted and is presented on a non-consolidated basis. As a result  the Statement of Financial position and  the Statement of Operations as of December 31, 2013 are not fully comparable with the December 31, 2012 and 2011 comparative information. The most noticeable effects are:

In the statements of operations General and administrative expenses for the year ended December 31, 2013 include $2.2 million as a result of the consolidation.

In the statement of financial position as of December 31, 2012 and 2011, the Company presents two asset line items representing net receivables from the Orion Tankers Pool. These line items were "Accounts Receivable, net related party" in the current asset section and "Related party receivable" in the non-current asset section. In 2013 these line items are not shown as the Orion Tankers Pool is fully consolidated. Consequently, the Company present "Accounts receivable, net", "Inventory", "Voyages in Progress" and "Accrued Voyage expenses" in the statement of financial position as of December 31, 2013.

There are no other noticable effects following the consolidation of subsidiaries.

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

Foreign Currency Translation: The functional currency of NAT  is the United States ("U.S.") dollar as all revenues are received in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. NAT's reporting currency is also the U.S. dollar. Transactions in foreign currencies during the year are translated into U.S dollars at the rates of exchange in effect at the date of the transaction. The subsidiary of Orion Tankers Ltd, Orion Tankers AS, and the European branch of Scandic American Shipping Ltd, both have Norwegian Kroners as their functional currency. The financial statements of these entities are translated as part of the consolidation of the Group.

Revenue and Expense Recognition: Revenues and expenses are recognized on the accruals basis. Revenues are generated from spot charters and cooperative arrangements.

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

Spot Charters: Revenues and voyage expenses of the vessels operating on spot charters are tankers typically chartered for a single voyage which may last up to several weeks. Revenue is generated from freight billing, as the Company is responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When the Company's tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. For vessels operating in the spot market other than through the pool (described below under "Cooperative arrangement"), the vessels will be operated by the pool manager. Under this type of employment, the vessel's revenues are not included in the profit sharing of the participating vessels in the pool. The Company considers it appropriate to present the gross amount earned revenue from the spot charter, showing voyage expenses related to the voyage separately in the statements of operations.

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

Until November 5, 2012 the Company's net voyage revenues were generated from cooperative agreements with other vessels that are not owned by the Company. The Company considers it appropriate to record the net voyage revenues, in which the Company is not regarded as the principal of its vessels' activities based on the net method. The Company accounts for the net revenues allocated by these cooperative agreements as "Voyage Revenue" in its statements of operations.

Orion was established as equally owned by the Company and Frontline Ltd. ("Frontline"). On November 5, 2012, Frontline completed the withdrawal of its nine Suezmax tankers from the cooperative agreements, following which the Orion Tankers pool consists of 20 Suezmax vessels, all owned by the Company. The Company considers it appropriate to present the gross amount earned revenue from the cooperative agreements from November 5, 2012, showing voyage expenses related to the voyage separately in the statements of operations.

When in the cooperative arrangements described above a vessel which did not temporarily comply with the pool requirements, the vessel will continue to be operated in the spot market by the pool manager, as described above under "Spot Charters."

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.

Consolidation: Entities in which NAT has controlling financial interest are consolidated in accordance with Accounting Standard Codification ("ASC") Topic 810, "Consolidation". Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. The consolidated subsidiaries did not generate external revenues for the Group, and the expenses from the subsidiaries are included in the statement of operations as from January 1, 2013.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments such as time deposits with original maturities of three months or less.

Marketable Securities:  Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the statement of operations.

Accounts Receivable: Accounts and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectable, they are charged against income when that determination is made.

Inventories: Inventories, which are comprised of bunker fuel and lubrication oil, are stated at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis.

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

Impairment of Vessels:
The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days. The Company estimates the daily time charter equivalent for the remaining operating days based on the most recent fifteen year historical average for similar vessels and utilizing available market data for spot market rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $9.7 million per vessel. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair value if the fair value is lower than the vessel's carrying value. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. In 2012, the Company recognized impairment charges on one vessel using an individual approach. There was no impairment on vessels in 2013 and 2011.

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

Investments in Equity Method Investees: Investments in other entities where the Company has a "significant influence" in accordance with U.S. GAAP are accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost and is adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company evaluates its investment in equity method investees for impairment when events or circumstances indicate that the carrying value of the investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in net income (loss).

Business combinations: The Company uses the acquisition method of accounting, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values at the acquisition date. The costs of the acquisition and any related restructuring costs are to be recognized separately in the Consolidated Statements of Operations. The acquired company's operating results are included in the Company's consolidated financial statements starting on the date of acquisition.

The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed.

Goodwill: Goodwill is not amortized, but reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of the reporting unit, unless there is a readily determinable fair market value.

Deferred Compensation Liability: The Company has two individual deferred compensation agreements with the Company's CEO and CFO & EVP. The deferred compensation liabilities are denominated in Norwegian currency. The liabilities are accounted for on an accrual basis using actuarial calculations. Any currency translation adjustments as well as actuarial gains and losses are recognized in general and administration expenses as incurred.

Defined Benefit Plan:
The employees of the subsidiaries have defined benefit pension plans. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management's best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans are recognized as assets or liabilities in the consolidated balance sheet. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs

Other Comprehensive Income (Loss): The Company follows the guidance in ASC Topic 220, "Comprehensive Income" which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity.

Segment Information: The Company has identified only one operating segment under ASC Topic 280, "Segment Reporting." The Company has only one type of vessel – Suezmax crude oil tankers.

Geographical Segment: The Company does not provide a geographical analysis because the Company's business is global in nature and the location of its vessels continually changes.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. For further information on fair value of financial instruments please see Note 18.

Deferred Financing Costs: Finance costs, including fees, commissions and legal expenses, which are recorded as "Other Current Assets" and "Other Non-current Assets"  in the Balance Sheet are deferred and amortized on a straight-line basis over the term of the 2012 Credit Facility. Amortization of finance costs is included in "Interest Expense" in the Statement of Operations.

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

The agreement which gave the Manager the right to be issued restricted shares was terminated when the Manager was acquired.

Income Taxes:  The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

The Group includes two wholly-owned subsidiaries in Norway which are subject to income tax in their jurisdictions at 28 % of their taxable profit. The income tax incurred in Norway for the year ended December 31, 2013 was $65,000. Income tax liability in subsidiaries before acquisition, related to the year ended December 31, 2012 was $214,000, which was paid in 2013.

Concentrations:
Fair value: The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors is important considerations associated with the Company's assessment of whether the carrying amounts of its own vessels are recoverable.

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

Accounts receivable, net, consists of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made. For the years ended December 31, 2013 and 2012, the Company did not record an allowance for doubtful accounts.

Interest risk: The Company is exposed to interest rate risk for its debt borrowed under the Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no such outstanding derivatives at December 31, 2013 and 2012, and has not entered into any such arrangements during 2013, 2012 and 2011.

Recent Accounting Pronouncements:

There are no recent pronouncements issued whose adoption would have a material impact on the Company's consolidated financial statements in the current year or are expected to have a material impact on future years.

3.	RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd.:

In June 2004, the Company entered into a Management Agreement with Scandic. The Manager has been, from its inception and up to January 10, 2013, owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. In order to align the Manager's interests with those of the Company, the Company pursuant to the Management Agreement issued to the Manager restricted common shares equal to 2% of the Company's outstanding common shares, through January 1, 2013. The arrangement ended when the Company acquired the Manager, as described below.

The Manager has the daily administrative, commercial and operational responsibility for the Company's vessels and is required to manage the Company's day-to-day business subject to the Company's objectives and policies as established by the Board of Directors.

On December 15, 2012, the Company entered into an agreement to acquire 100% of the shares of the Manager. The acquisition is described in note 10.

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

The Company recognized $3.9 million and $3.8 million of total costs for services provided under the Management Agreement for the years ended December 31, 2012 and 2011, respectively. These costs are included in "General and Administrative Expenses" in the statements of operations. The related party balances included within accounts payable were $1.5 million at December 31, 2012. All fees paid, and related party balances, are eliminated in the consolidated financial statements as of and for the year ended December 31, 2013.

In February 2011, the Company adopted an equity incentive plan which the Company refers to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. All of 400,000 restricted shares were allocated among 23 persons employed in the management of the Company, including the Manager and the members of the Board. On January 10, 2013, the Board of Directors amended the vesting requirements for 174,000 shares allocated to the Manager lifting the vesting requirements by means of accelerated vesting. The modification to the vesting requirements resulted in $1.1 million being charged to General and Administrative expense during the first quarter of 2013.

As of December 31, 2013, a total number of 203,000 restricted common shares that are subject to vesting have been allocated among 17 persons employed in the management of the Company, by the Manager and the members of the Board of Directors. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the vesting period.

Board Member and Employees:
Mr. Jan Erik Langangen, Board Member and part-time employee of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2013, 2012 and 2011, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the statements of operations. There was $5,000 included within "Accounts Payable" at December 31, 2013 and no related amount at December 31, 2012.

Mr. Rolf Amundsen, the Advisor to the Chairman, is a partner of Amundsen & Partners AS, a firm which provides consultancy services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2013 and 2012 and 2011, respectively, for the services provided by Amundsen & Partners AS. These costs are included in "General and Administrative Expenses" within the statements of operations. There was $10,000 included within "Accounts Payable" at December 31, 2013 and no related amount at December 31, 2012.

Orion Tankers Ltd.:
Orion was established as a pool manager equally owned by the Company and Frontline. In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012. Effective January 2, 2013 the Company acquired Frontline's shares in Orion at their nominal book value as of December 31, 2012, after which Orion became a wholly-owned subsidiary of the Company.

As of December 31, 2012, "Related party receivable" amounted to $37.0 million. The "Related party receivable" amount represented the outstanding working capital from the Orion pool. The working capital represented the value of bunkers on board the Company's vessels on delivery to the cooperative arrangements, including payment of initial funding of $0.2 million per vessel. As of December 31, 2012, "Accounts Receivable, net related party" amounted to $12.9 million. The "Accounts Receivable, net related party" amount represented the outstanding voyage revenue from Orion pool.

As of December 31, 2013, Orion is a subsidiary and all intercompany balances and transactions have been eliminated in the consolidated financial statements.

Nordic American Offshore Ltd.:
Nordic American Offshore Ltd. ("NAO") was established on November 27, 2013 with a private equity placement of $250 million, and operates Platform Supply Vessels ("PSV") in the offshore sector. NAT participated with $65 million in the equity placement, which gives an ownership of 26%. NAO is accounted for using the equity method of accounting.

In addition to participating in the equity placement the Company also assisted with the coordination of the establishment of NAO. As compensation for its services the Company received 833,333 warrants with an exercise price of $15.00 per common share. The warrants vest in 20 % increments at each 10% increase in the volume weighted average price, or VWAP, of NAO's common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. The warrants mature on December 31, 2015.

Scandic will perform supportive functions for NAO from January 1, 2014 which will generate external revenues for the Group. In addition, general and administrative costs incurred by Scandic, which in prior periods have been fully reimbursed by NAT, will be allocated for reimbursed between NAO and NAT from January 1, 2014.

For further information and details on the investment in NAO please see Note 10.

4.	REVENUE

In 2013 and 2012, the Company chartered all of its operating vessels into a spot market arrangement with Orion. The Orion Tankers Pool was established in November 2011, and was equally owned by the Company and Frontline until the Company acquired the remaining shares in January 2013.

From January until November 2011, the Company placed all of its vessels in a spot market cooperative arrangement with Gemini Tankers LLC, where Frontline and Teekay Corporation (NYSE: TK), together with the Company were the main owners of the participating vessels.

During 2012, the Company temporarily operated six vessels in the spot market, other than through cooperative arrangements as spot charters. During 2011, the Company temporarily operated six vessels in the spot market, other than through cooperative arrangements as spot charters.

The table below provides the breakdown of revenues recorded as per the net method and the gross method.

Voyage Revenues All figures in USD '000	2013	2012	2011
Net pool spot market earnings, cooperative arrangements	-	77,287	76,618
Gross pool spot market earnings, Orion Tankers pool	-	36,339	–
Gross spot market earnings, through spot charters	243,657	17,056	18,169
Total Voyage Revenues	243,657	130,682	94,787

In November 2011, the Orion Tankers pool was established with Orion as pool manager and was owned equally by the Company and Frontline Ltd. In mid-November 2011, the Company's vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC. In September 2012, it was announced that the Company will acquire Frontline`s remaining interest in Orion and that Frontline would withdraw its nine Suezmax vessels from the Orion Tankers pool in the fourth quarter of 2012.  The withdrawal of these vessels was completed effective November 5, 2012, following which the Orion Tankers pool consists of 20 Suezmax vessels, all owned by the Company. The Orion Tankers' pool arrangement is managed and will continue to be operated by Orion. Orion was owned equally by the Company and Frontline Ltd. until January 1, 2013. Effective January 2, 2013 the Company acquired Frontline`s shares in Orion at its nominal book value after which time Orion became a wholly-owned subsidiary of the Company.

The Orion Tankers Pool accounted for 98% and Gemini Tankers LLC accounted for 2% of the Company's revenues for the year ended December 31, 2012. Gemini Tankers LLC accounted for 97% and the  Orion Tankers Pool accounted for 3% of the Company's revenues for the year ended December 31, 2011. For the year ended December 31, 2013 two costumers accounted for 42% of the total revenues.

Accounts receivable, net, as of December 31, 2013 and 2012 were $18.8 million and $0.01 million, respectively. Four charterers accounted for 52 % the outstanding amount as of December 31, 2013.

Accounts receivable, net related party, as of December 31, 2013 and 2012 were $0 and $12.9 million, respectively. Orion Tankers pool accounted for 100% of the Company's accounts receivable, net related party for the year ended December 31, 2012.

5.	GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD '000	2013	2012	2011
Management fee to related party	-	500	363
Directors and officers insurance	80	74	86
Salaries and wages	6,560	3,282	2,904
Audit, legal and consultants	5,575	1,007	1,099
Legal fees – Nordic Galaxy	-	-	2,362
Administrative services provided by related party	-	3,930	3,821
Other fees and expenses	4,213	1,718	1,631

Compensation – Restricted shares to Manager	-	1,540	67
Share-based compensation	2,093	1,258	1,320
Deferred compensation plan	1,033	1,391	1,741
Total for year ended December 31,	19,555	14,700	15,394

General and administrative expenses for the year ended December 31, 2013 also include those of Scandic and Orion. Accordingly, the administrative services provided by related party are eliminated, and the expenses in the subsidiaries are presented under the remaining items.

Expenses for "Audit, legal and consultants" include one-time charges related to the acquisition of Scandic of $2.5 million and legal fees related to the Gulf Navigation Holding PSJ arbitration of $1.0 million.

Expenses for "Other fees and expenses" include one- time charges related to the acquisition of Scandic of $1.1 million, and $2.2 million in General and Administrative expenses incurred in the subsidiaries.

The subsidiaries employees have a deferred group benefit plan. The deferred liability for the employees as of December 31, 2013 is $0.1 million, and recognized cost in the statement of operations for the year ended December 31, 2013 is $0.3 million.

6.	DEFERRED COMPENSATION LIABILITY

In 2010, the Board of Directors approved an unfunded deferred compensation agreement for Turid M. Sørensen, the Company's Chief Financial Officer and Executive Vice President. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 20.5 years up to a maximum of 66% of the salary level at the time of retirement, age of 67. Interest is imputed at 4.00% and 3.90% as of December 31, 2013 and 2012, respectively. The rights under the agreement commenced in May 2008. As the agreement was effective in 2010, vested rights under the agreement were recognized in 2010.

In May 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 14 years up to a maximum of 66% of the salary level at the time of retirement, age of 70. Interest is imputed at 4.00% and 3.90% as of December 31, 2013 and 2012, respectively. The rights under the agreement commenced in October 2004. The CEO has the right to require a bank guarantee for the deferred compensation liability and the CEO has served in his position since the inception of the Company in 1995.

The total expense, related to the deferred compensation agreements for the Chairman, President and CEO and for the Company's Chief Financial Officer and Executive Vice President, recognized in 2013, 2012 and 2011 were $0.8 million, $1.4 million and $1.7 million, respectively.

7.	VESSELS, NET

Vessels, net, consist of the carrying value of 20 vessels including drydocking costs.

All figures in USD '000	Vessels	Drydocking	Total
Carrying Value December 31, 2012	933,424	31,431	964,855
Accumulated depreciation December 31, 2012	397,641	15,822	413,463
Impairment Loss on Vessel 2012	12,030	-	12,030
Depreciation expense 2012	62,795	6,424	69,219
Carrying Value December 31, 2013	872,846	38,583	911,429
Accumulated depreciation December 31, 2013	460,422	27,063	487,485
Depreciation expense 2013	62,781	11,241	74,022

Impairment Loss on Vessels
The Company recorded impairment loss on vessels of $nil, $12.0 million and $nil for the years ended December 31, 2013, 2012 and 2011, respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels may not be recoverable. For the year ended December 31, 2013 the Company performed impairment tests at each quarter end. Impairment tests performed did not result in carrying value for any of the Company's vessels exceeding future undiscounted cash flows.

During the fourth quarter of 2012, the Company identified one vessel where the Company believed that future undiscounted cash flow was less than the carrying value and therefore not fully recoverable. The impairment loss recorded is equal to the difference between the asset's carrying value and estimated fair value.

8.	NORDIC GALAXY

In August 2010, the Company did not take delivery of the first of the two newbuilding vessels they agreed to acquire on November 5, 2007, because the vessel in the Company's judgment was not in a deliverable condition as under the Memorandum of Agreement between the Company and the seller. The seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London, in October and November 2011. The agreed total price at scheduled delivery was $90.0 million per vessel, including supervision expenses. The Company paid $9.0 million as deposit on contract in 2010. The Company furnished to the seller a loan equivalent to the payment installments under the shipbuilding contract. The loan from the Company to the seller accrued interest at a rate equal to the Company's cost of funds, and the loan was to be repaid on delivery of the vessel.

According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010.  The seller originally claimed $26.8 million in compensation, which was the same amount as the outstanding loan balance between the Company and the seller as per December 31, 2010. However, the first partial award was limited to $16.2 million. The Loss on Contract of $16.2 million was recognized in the Company's statement of operations in 2011. The recorded Loss on Contract did not have an impact on the Company's net cash flow.

In November 2011, as a consequence of the first partial award, the seller repaid to us the net outstanding loan balance of $10.6 million and $1.2 million in interest income. The interest received is presented as interest income in the Statement of Operations for 2011.

On January 17, 2012, the Company received the final award from the tribunal and as a consequence they became responsible for some of the legal costs of the seller. The amount of legal fees of the seller was estimated to approximately $1.2 million. During the year ended December 31, 2011, the Company recognized $2.4 million, including the legal fees of the seller. These costs are included in "General and Administrative Expenses" in the Statement of Operations. In February 2012, the Company received the deposit on contract of $9.0 million and interest income of $0.2 million.

9.	OTHER NON-CURRENT ASSETS

All figures in USD '000	2013	2012
Investment in joint venture	-	271
Fixture, Furniture and Equipment	1,129	-
Warrants	915
Deferred Finance Costs	3,460	4,938
Long term deposit	5,000	-
Total as of December 31,	10,504	5,209

Fixture, furniture and equipment were acquired as part of the acquisition of Orion and Scandic.

The long term deposit relates to the Company transferring cash to a restricted account in accordance with the deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO, described in Note 6.

The deferred finance cost is a result of the Company entering into a $430 million revolving credit facility (the "2012 Credit Facility"). The finance cost of $6.1 million that were incurred was deferred and is being amortized over the term of the 2012 Credit Facility on a straight-line basis. The 2012 Credit Facility matures in late October 2017.

For further information related to the warrants please see Note 10.

10.	ACQUISITION OF BUSINESSES

Acquisition of Subsidiaries

Effective January 10, 2013 the Company acquired Scandic American Shipping Ltd. The purchase price was $33.3 million, $18.1 million of which was paid in shares, $8.0 million of which was paid in cash and $7.2 million was payable to the seller for additional assets which were sold during the first quarter of 2013. The number of shares issued were 1,910,112, trading at $9.50 on the acquisition date. The share component of the purchase price is subject to a one-year lock-up, while the cash component was primarily used by the seller to pay taxes associated with this transaction. The transaction was effective January 10, 2013, and the Manager is a wholly-owned subsidiary of the Company. In addition to gaining full direct control of the Manager's operations, the Company is no longer obligated to maintain the Managers ownership of the Company's common shares at 2%. The Company shares owned by the Manager were not part of the transaction and remained with the seller. The acquisition was accounted for using the acquisition method.

Effective January 2, 2013, the Company acquired the remaining 50% of Orion at its nominal book value as of December 31, 2012. It was determined that the fair value of the assets and liabilities of Orion matched their book values. Fair value of total assets acquired was $1.8 million and liabilities assumed $1.3 million, accordingly the cash consideration for the Company was $0.3 million for the 50% stake and no goodwill or gain/loss was recognized.

All services provided by Orion were to the Group for the year ended December 31, 2013. Scandic provided immaterial services to NAO in the year ended December 31, 2013, all other services provided by Scandic was to the Group. All intercompany transactions and balances are eliminated in the Consolidated Financial Statements.

For further background related to the acquisitions please see Note 3.

The fair value of the assets and liabilities of Scandic were determined with the assistance of an external valuation specialist. The following is a summary of the fair values of the assets and liabilities:

Amounts in $ million	Scandic As of January 10, 2013
ASSETS
Cash and cash equivalents	0.4
Assets held for sale	6.6
Other current assets	2.4
Furniture, fixture and equipment	1.0
Other non-current assets	0.2
Total assets acquired	10.6
LIABILITIES
Accounts payable	0.2
Tax payable	0.2
Other current liabilities	0.9
Total liabilities assumed	1.3
Net assets acquired	9.3
Cash consideration	8.0
Common shares issued	18.1
Payable to seller	7.2
Total consideration	33.3
Net assets acquired	9.3
Difference	24.0
Settlement loss	5.0
Net Goodwill recognized	19.0

Assembled workforce was identified. However as ASC 805 precludes recognition of workforce as a separate intangible asset workforce value is included in Goodwill recognized.

The settlement loss of $5.0 million relates to a preexisting contractual relationship between the acquirer and acquiree which was recognized as a loss on contract in the Consolidated Statement of Operations for the year ended December 31, 2013. The loss was recognized in accordance with ASC 805-10-55-21.

Acquisition related expenses amounted to $3.6 million, which was recognized in General and Administrative expenses in the Consolidated Statements of Operations. For further information on the costs please see Note 5.

Investment in Nordic American Offshore Ltd.

NAO was established on November 27, 2013 with a private equity placement of $250 million. The Company participated with $65 million (26%).

The investment gives the Company "significant influence" as defined in U.S. GAAP, and the investment is accounted for using the equity method of accounting. The method of accounting is described in Note 2. The Company recognized equity income of $40,000 on the investment for the year ended 2013.

As compensation for coordinating the transaction the Company received 833,333 warrants with an exercise price of $15.00 per common share. The warrants vest in 20 % increments at each 10% increase in the volume weighted average price, or VWAP, of NAO's common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. The warrants mature on December 31, 2015.

The warrants are recognized as "Other Non-current Assets" in the Consolidated Balance Sheets as of December 31, 2013.

11.	SHARE-BASED COMPENSATION PLAN

Management Agreement

In order to align the Manager's interests with the Company's, the Company agreed to issue to the Manager restricted common shares equal to 2% of its outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager was entitled to receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. During the twelve months ended December 31, 2012, the Company issued to the Manager 112,245 restricted shares at an average fair value of $13.73. In December 2012, the Company announced that it would acquire 100% of the shares of the Manager. The acquisition was effective January 10, 2013. In addition to gaining full direct control of the Manager's operations, the Company is no longer obligated to maintain the Manager's ownership of the Company's common shares at 2%. The compensation for the Manager was partly in shares, and the Company issued 1,910,112 new shares related to the acquisition, the shares have a lock up period of one year from issuance.

Equity Incentive Plan 2011

In 2011, the Board of Directors decided to establish a new incentive plan involving a maximum of 400,000 restricted shares of which all 400,000 shares have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board of Directors. These allocated shares constituted 0.8% of the outstanding shares of the Company. The vesting period is four year cliff vesting period for 326,000 shares and five year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee leaves the Company before that time. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights. The Board considers this arrangement to be in the best interests of the Company.

In 2013 and 2012 respectively, the Company repurchased from employees who had resigned from the Manager 14,500 and 8,500 restricted common shares that had a four-year cliff vesting period. The total 23,000 restricted common shares are held as treasury shares as of December 31, 2013.

In 2013 the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted. The lifting of the vesting requirements was in relation with the acquisition of Scandic American Shipping Ltd. This resulted in $1.1 million being charged to General and Administrative expense in the first quarter of 2013.

The remaining 203,000 restricted shares under the Plan were allocated among 17 persons employed in the management of the Company, the Manager and the members of the Board. The shares will be fully vested in February 2015.

Under the terms of the equity incentive plan 400,000 shares of restricted stock awards were granted to certain employees and Directors and to non-employees during 2011. Of these shares, 326,000 restricted shares were granted on February 23, 2011, at a grant date fair value of $23.88 per share, and 74,000 restricted shares were granted on August 5, 2011, at a grant date fair value of $18.05 per share. The

Company repurchased 14,500 and 8,500 restricted common shares in 2013 and 2012 respectively, the shares were granted on February 23, 2011.

The fair value of restricted shares is estimated based on the market price of the Company's shares. The fair value of restricted shares granted to employees is measured at grant date and the fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date.

The shares are considered restricted as the shares vest after a period of four years and five years.

The compensation cost for employees, Directors and non-employees is recognized on a straight-line basis over the vesting period and is presented as part of the general and administrative expenses. The total compensation cost related to restricted shares under the plan for the year ended December 31, 2013 was $2.1 million, compared to $1.3 million for the years ended December 31, 2012 and 2011.

As of December 31, 2013, there were 203,000 restricted shares outstanding at a weighted-average grant date fair value of 23.88 for both Employees of the Company including members of the Board and for Non-Employees. Non-Employees include persons employed by the Manager. As of December 31, 2013, unrecognized cost related to unvested shares aggregated $ 1.1 million, which will be recognized over a weighted period of 1,09 years.

The tables below summarize the Company's restricted stock awards as of December 31, 2013:

	Restricted shares - Employees	Weighted- average grant-date fair value - Employees	Restricted shares - Non- employees	Weighted- average grant- date fair value - Non- employees
Non-vested at January 1, 2013	163,000	$23.88	228,500	$22.06
Granted during the year	-	-	-	-
Vested during the year	-	-	(174,000)	-
Forfeited during the year	-	-	(14,500)	-
Non-vested at December 31, 2013	163,000	$23.88	40,000	$24.84

The tables below summarize the Company's restricted stock awards as of December 31, 2012:

	Restricted shares - Employees	Weighted- average grant-date fair value - Employees	Restricted shares - Non- employees	Weighted- average grant- date fair value - Non- employees
Non-vested at January 1, 2012	163,000	$23.88	237,000	$22.06
Granted during the year	-	-	-	-
Vested during the year	-	-	-	-
Forfeited during the year	-	-	(8,500)	-
Non-vested at December 31, 2012	163,000	$23.88	228,500	$22.06

The total fair value of the shares vested in 2013 was $1.7 million.

12.	LONG-TERM DEBT

2012 Credit Facility:

On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "2012 Credit Facility"). Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The 2012 Credit Facility matures in late October 2017.

Borrowings under the 2012 Credit Facility are secured by first priority mortgages over the Company's vessels and assignments of earnings and insurance. Under the 2012 Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of equity; (ii) a minimum equity ratio; (iii) a minimum level of liquidity; and (iv) positive working capital.  The 2012 Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2012 Credit Facility. The finance costs of $6.1 million incurred in connection with the refinancing of the 2012 Credit Facility has been deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis.

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

Total commitment fees and interest paid, for the 2012 Credit Facility, for the year ended December 31, 2013 and the 2005- and 2012 Credit Facility, for the year ended December 31, 2012 were $9.7 million and $2.9 million, respectively. For the year ended December 31, 2011 the total commitment fees and interest paid was $1.9 million for the 2005 Credit Facility. The undrawn amount of 2012 Credit Facility as of December 31, 2013 and December 31, 2012 was $180.0 million. The Company was in compliance with its loan covenants as of December 31, 2013.

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

The financing costs of $6.1 million incurred related to the 2012 Credit Facility that the Company entered into on October 26, 2012 are deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 31, 2013, 2012 and 2011 was $1.2 million, $1.4 million and $0.7 million, respectively. Total deferred financing costs were $4.6 million and $5.9 million at December 31, 2013 and 2012, respectively.

14.          ACCRUED LIABILITIES

All figures in USD '000	2013	2012
Accrued Interest	1,600	1,730
Accrued Expenses	4,967	8,613
Total as of December 31,	6,567	10,343

The decrease of accrued expenses as of December 31, 2013 to $5.0 million from $8.6 million as of December 31, 2012, is related to unpaid drydocking costs of $1.1 million that were capitalized in 2013, but are due for payment in 2014, compared to $4.0 million related to unpaid drydocking costs that were capitalized in 2012, but due for payment in 2013.

15.	EARNINGS (LOSS) PER SHARE

Basic earnings per share ("EPS") are computed by dividing net income/(loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

For the year ended December 31, 2013, 2012 and 2011, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive. For the years ended December 31, 2013 and 2012, the Company had 400,000 restricted shares outstanding, which were included in the total common shares issued and outstanding as at December 31, 2013 and 2012, respectively.

All figures in USD	2013	2012	2011
Numerator:
Net Income (Loss)	(105,417,590)	(73,191,830)	(72,298,337)
Denominator:
Basic - Weighted Average Common Shares Outstanding	64,101,923	52,547,623	47,159,402
Dilutive – Weighted-Average Common Shares Outstanding	64,101,923	52,547,623	47,159,402
Income (Loss) per Common Share:
Basic	(1.64)	(1.39)	(1.53)
Diluted	(1.64)	(1.39)	(1.53)

16.	SHAREHOLDERS' EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

All figures in USD ´000, except number of shares	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of December 31, 2010	51,200,000	46,898,782	469
Common Shares Issued, 2011 Equity Incentive Plan		400,000	4
Compensation – Restricted Shares		4,612	0
Increased authorized share capital	38,800,000		0
Balance as of December 31, 2011	90,000,000	47,303,394	473
Common Shares Issued in Follow-on Offering		5,500,000	55
Compensation – Restricted Shares		112,245	1
Balance as of December 31, 2012	90,000,000	52,915,639	529
Common Shares Issued in Follow-on Offering		20,556,250	206
Shares issued in connection with the Scandic acquisition		1,910,112	19
Balance as of December 31, 2013	90,000,000	75,382,001	754

The total issued and outstanding shares, as of December 31, 2013, were 75,382,001 shares of which 690,551 shares were restricted shares issued to the Manager under the former agreement, 1,910,112 was issued as compensation related to the acquisition of the Manager and of which 40,000 shares were restricted to members of the Board, employees of the Company and to persons employed by the Manager. The total issued and outstanding shares, as of December 31, 2012, were 52,915,639 shares of which 690,551 shares were restricted shares issued to the Manager and of which 217,500 shares were restricted to members of the Board, employees of the Company and to persons employed by the Manager. The total issued and outstanding shares, as of December 31, 2011, were 47,303,094 shares of which 578,306 shares were restricted shares issued to the Manager and of which 226,000 shares were restricted to members of the Board, employees of the Company and to persons employed by the Manager.

In April and November 2013, the Company completed an underwritten public offering of 11,212,500 and 9,343,750 common shares which strengthened its equity by $102.2 million and $70.9 million, respectively.

Compensation for Scandic was partly paid in shares. The Company transferred 1,910,112 shares which are subject to a one-year lock up. For further background and details related to the acquisition please see Note 3 and 10.

In January 2012, the Company completed an underwritten public offering of 5,500,000 common shares which strengthened its equity by $75.6 million.

On June 1, 2011, at its Annual General Meeting ("AGM") held in Bermuda, the Company increased authorized share capital from 51,200,000 common shares to 90,000,000 common shares, par value $0.01 per share.

In connection with the issuance of 400,000 shares related to the 2011 Equity Incentive Plan, the Manager was entitled to 4,612 restricted shares in the Company. The 4,612 restricted shares were issued to the Manager on October 24, 2011. In 2013 and 2012, the Company repurchased at par value from employees who had resigned from the Manager, 14,500 and 8,500 restricted common shares, respectively, and these restricted common shares are held as treasury shares.

Additional Paid in Capital

Included in Additional Paid in Capital is the Company's Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to its creditors and a subsequent period for creditor notice of concern, regarding the Company's intention to make such funds available for distribution following shareholder approval. The Share Premium Fund was $172.4 million and $0.0 million as of December 31, 2013 and 2012 respectively. Credits and Charges to Additional Paid in Capital was a result of the accounting for the Company's share based compensation programs and issuance of shares in relation to the acquisition of Scandic.

On May 21, 2012, at the Company's Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $75.6 million. The legal procedures related to this reduction were finalized in July 2012, upon which the amount became eligible for distribution

Contributed Surplus Account

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

For 2013, the Company had a net loss of $105.4 million. As such, all dividend distributions were charge to the Company's Contributed Surplus Account. The accumulated deficit at year end of 2012 was charged against the Company's Contributed Surplus Account in 2013. The accumulated deficit at the end of 2013 is to be charged against the Company's Contributed Surplus Account in 2014.

Stockholders Rights Plan

In 2007, the Board of Directors adopted a stockholders rights agreement and declared a dividend of one preferred stock purchase right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of its common stock, par value $0.01 per share. The dividend was payable on February 27, 2007 to stockholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $115, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common stock.

This stockholders rights plan was designed to enable us to protect stockholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. The Company believes that the stockholders rights plan should enhance its Board's negotiating power on behalf of stockholders in the event of a coercive offer or proposal. The Company is not currently aware of any such offers or proposals.

17.	COMMITMENTS AND CONTINGENCIES

Nordic Harrier

The arbitration hearings involving the Suezmax vessel Gulf Scandic (now named Nordic Harrier) have finished. Gulf Navigation Holding PJSC (GulfNav) was the other party in the arbitration. The case relates to the 6 year bareboat charter with GulfNav of the Gulf Scandic covering the period 2004 to 2010.

When the vessel was redelivered to the Company by the charterer in October 2010, it was in very poor technical condition. The vessel had not been operated according to sound maintenance practices by the charterer. The Company had the vessel repaired in the autumn of 2010/spring 2011, and made a claim against GulfNav for costs incurred. A London arbitration panel ruled in favor of NAT at the end of January 2014 and awarded the Company $10.2 million plus direct costs and calculated interest. Any amounts received will be recorded upon receipt.

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

No claims have been filed against the Company for the fiscal years 2013, 2012 or 2011, and the Company has not been a party to any legal proceedings for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, except for information set forth above and disclosed in Note 8.

18.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

The Company did not hold any material derivative instruments during 2012 and 2011, or as of December 31, 2012. In 2013 the Company received warrants as compensation for its contribution in coordinating the establishment of NAO. The warrants hold no material value, and have low associated risk. For further background and details related to the warrants please see Note 10.

The majority of NAT and its subsidiaries' transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company's cash flows.

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

-
The estimated fair value of the warrants in NAO was calculated based on a Black-Scholes model using comparative market data for other companies in the PSV segment to estimate volatility, and by assigning an estimated probability for achieving the exercise levels presented in Note 10.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the balance sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.                  Observable inputs such as quoted prices in active markets.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2013 and 2012 are as follows:

All figures in USD '000	Fair Value Hierarchy Level	2013 Fair Value	2013 Carrying Value	2012 Fair Value	2012 Carrying Value
Cash and Cash Equivalents	1	65,675	65,675	55,511	55,511
Marketable Securities	1	-	-	549	549
Warrants in NAO	3	915	915	-	-
Working capital, Related Party		-	-	36,987	36,987
Credit Facility		(250,000)	(250,000)	(250,000)	(250,000)

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

19.	SUBSEQUENT EVENTS

On January 31, 2014, the Company announced an award of $10.2 million in its favor in the arbitration claim versus Gulf Navigation Holding PJSC. For further background and details related to the arbitration please see Note 17.

On January 27, 2014, the Company declared a cash dividend of $0.12 per share in respect of the results for the fourth quarter of 2013, which was paid on March 3, 2014. In addition, the board announced its intention to declare a dividend composed of a portion of the shares that NAT owns in NAO. This portion will be about $10 million worth, which was equivalent to $0.13 per NAT share.

In February 2014, the Company paid its former director, Paul J. Hopkins, $99,300 for his agreed termination of his rights to 10,000 shares of common stock of the Company issued to him pursuant to the 2011 Equity Incentive Plan and in accordance with the relevant restricted stock award agreement dated April 19, 2011 and his service to the Company.  The payment represents the fair market value of our common stock as reported at the closing of the New York Stock Exchange on February 11, 2014.

On April 2, 2014, the Company declared a cash dividend of $0.23 per share in respect of the results for the first quarter of 2014, with a payment date on May 25, 2014.

* * * * *