Form 20-F/A
period 2013-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2014-04-07
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the "Amendment") amends Nordic American Tankers Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the "Form 20-F"), as filed with the Securities and Exchange Commission on April 4, 2014, and is being filed solely to amend the Report of Independent Registered Public Accounting Firm (the "Audit Report") contained in Item 18 of the Form 20-F to correct a typographical error in the date of the Audit Report from April 4, 2013 to April 4, 2014.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of Item 18 of the Form 20-F in this Amendment. However, there have been no changes to the text of such item other than the change stated in the immediately preceding paragraph. Furthermore, there have been no changes to the XBRL data filed in Exhibit 101 of the Form 20-F.

Except as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the original Form 20-F.

TABLE OF CONTENTS

Item 18.                                Financial Statements

Exhibits
Filed Herewith

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
April 4, 2014

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

* * * * *

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 7, 2014		NORDIC AMERICAN TANKERS LIMITED
(Registrant)

/s/ Turid M. Sørensen
	Name:	Turid M. Sørensen
	Title:	Chief Financial Officer & EVP