Form 20-F
period 2014-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2015-03-27
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, there were 89,182,001 shares outstanding of the Registrant's common stock, $0.01 par value per share.

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
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in the petroleum production levels set by the Organization of the Petroleum Exporting Countries' ,or OPEC, and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.
i

TABLE OF CONTENTS

PART I	1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3. KEY INFORMATION	1
A. Selected Financial Data	1
B. Capitalization and Indebtedness	2
C. Reasons for the offer and use of Proceeds	2
D. Risk Factors	2
ITEM 4. INFORMATION ON THE COMPANY	16
A. History and Development of the Company	16
B. Business Overview	18
C. Organizational Structure	31
D. Property, Plants and Equipment	31
ITEM 4A. UNRESOLVED STAFF COMMENTS	32
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
A. Operating Results	33
B. Liquidity and Capital Resources	37
C. Research and Development, Patents and Licenses, Etc.	39
D. Trend Information	39
E. Off Balance Sheet Arrangements	39
F. Tabular Disclosure of Contractual Obligations	39
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A. Directors and Senior Management	44
B. Compensation	47
C. Board Practices	48
D. Employees	48
E. Share Ownership	49
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A. Major Shareholders	50
B. Related Party Transactions	50
C. Interests of Experts and Counsel	53
ITEM 8. FINANCIAL INFORMATION	53
A. Consolidated Statements and other Financial Information	53
B. Significant Changes	53
ITEM 9.THE OFFER AND LISTING	54
ITEM 10. ADDITIONAL INFORMATION	55
A. Share Capital	55
B. Memorandum and Articles of Association	55
C. Material Contracts	57
D. Exchange Controls	58

ii

E. Taxation	59
F. Dividends and Paying Agents	66
G. Statement by Experts	67
H. Documents on Display	67
I. Subsidiary Information	67
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	67
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	68
PART III	69
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	69
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	69
ITEM 15. CONTROLS AND PROCEDURES	69
A. Disclosure Controls and Procedures.	69
B. Management's annual report on internal control over financial reporting.	69
C. Attestation report of the registered public accounting firm.	69

D. Changes in internal control over financial reporting.	70
ITEM 16. RESERVED	70
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	70
ITEM 16B. CODE OF ETHICS	70
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	70
A. Audit Fees	70
B. Audit-Related Fees	70
C. Tax Fees	71
D. All Other Fees	71
E. Audit Committee's Pre-Approval Policies and Procedures	71
F. Not applicable.	71
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	71
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.	71
ITEM 16F. CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.	71
ITEM 16G. CORPORATE GOVERNANCE	71
ITEM 16H. MINE SAFETY DISCLOSURE	72
ITEM 17. FINANCIAL STATEMENTS	72
ITEM 18. FINANCIAL STATEMENTS	72
ITEM 19. EXHIBITS	72

iii

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.        KEY INFORMATION

Throughout this annual report, all references to "Nordic American Tankers," "NAT," the "Company," "the Group," "we," "our," and "us" refer to Nordic American Tankers Limited and its subsidiaries. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America and references to "Norwegian Kroner"  or "NOK"  are to the lawful currency of Norway.

A. Selected Financial Data

The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with  "Item 5.Operating and Financial Review and Prospects."  The statement of operations and other financial data for each of the three years ended December 31, 2014, 2013 and 2012 and selected balance sheet data as of December 31, 2014 and 2013 have been derived from our audited financial statements included elsewhere in this document. The statement of operations data for each of the years ended December 31, 2011 and 2010 and selected balance sheet data for each of the years ended December 31, 2012, 2011 and 2010 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA	Year ended December 31,
All figures in thousands of USD except share data	2014	2013	2012	2011	2010
Voyage revenues	351,049	243,657	130,682	94,787	126,416
Voyage expenses	(199,430)	(173,410)	(38,670)	(14,921)	-
Vessel operating expense – excl. depreciation expense presented below	(62,500)	(64,924)	(63,965)	(54,859)	(47,113)
General and administrative expenses	(14,863)	(19,555)	(14,700)	(15,394)	(15,980)
Depreciation	(80,531)	(74,375)	(69,219)	(64,626)	(62,545)
Impairment Loss on Vessel	-	-	(12,030)	-	-
Loss on Contract	-	(5,000)	-	(16,200)	-
Fees for provided services	1,500	-	-	-	-
Net operating (loss) income	(4,775)	(93,608)	(67,902)	(71,213)	778

Interest income	181	146	357	1,187	632
Interest expense	(12,244)	(11,518)	(5,854)	(2,130)	(1,971)
Other financial income (expense)	4,030	(437)	(207)	(142)	(248)
Total other expenses	(8,033)	(11,809)	(5,290)	(1,085)	(1,587)
Net (loss) income	(12,808)	(105,417)	(73,192)	(72,298)	(809)

Basic (loss) earnings per share	(0.15)	(1.64)	(1.39)	(1.53)	(0.02)
Diluted (loss) earnings per share	(0.15)	(1.64)	(1.39)	(1.53)	(0.02)
Cash dividends declared per share	0.63	0.64	1.20	1.15	1.70
Basic weighted average shares outstanding	85,401,179	64,101,923	52,547,623	47,159,402	46,551,564
Diluted weighted average shares outstanding	85,401,179	64,101,923	52,547,623	47,159,402	46,551,564
Market price per common share as of December 31,	10.07	9.70	8.75	11.99	26.02

Other financial data:
Net cash (Used in) provided by operating activities	57,479	(47,265)	(567)	(12,163)	57,752
Cash Dividends paid	54,069	41,756	63,497	54,273	78,728

Selected Balance Sheet Data (at period end):
Cash and cash equivalents	100,736	65,675	55,511	24,006	17,221
Total assets	1,169,024	1,136,437	1,085,624	1,125,385	1,083,083
Total long-term debt	250,000	250,000	250,000	230,000	75,000
Common stock	892	754	529	473	469
Total shareholders' equity	882,075	854,984	809,383	867,563	992,955

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of Proceeds

Not applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate. Other risks relate principally to ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

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

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. While market conditions have improved since the global financial crisis in 2008, continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry oil, which may materially affect our revenues, profitability and cash flows. As of the date of this annual report, all of our vessels are operated in the spot market. We are highly dependent on spot market charter rates. If spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably. If we are not profitable, we may not be able to meet our obligations, including making payments on any future indebtedness or paying dividends. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, or alternatively lose this opportunity, should the rise be short-lived.

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

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

●	increased crude oil production from other areas;

●	increased refining capacity in the Arabian Gulf or West Africa;

●	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

●	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

●	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

●	the development, availability and relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, volatile economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently operate a fleet of 22 vessels, all of which are employed in the spot market. We are therefore highly dependent on spot market charter rates.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased from 2013 to 2014, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If piracy attacks occur in regions in which our vessels are deployed that insurer's characterized as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East, North Africa and other geographic areas and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services.

The European Union continues to experience relatively slow growth and exhibit weak economic trends. Over the past six years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008.

Lower growth rates in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the continued slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014 is estimated to be around 7.4%, down from a growth rate of 7.7% in 2013, and remaining below pre-2008 levels.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

As  a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our $430.0 million revolving credit facility, or the 2012 Credit Facility, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of the date of this annual report we have drawn down an aggregate of $250.0 million.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM,  to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil and gas and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Changes in the price of fuel, or bunkers, may adversely affect our profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Despite recent low fuel prices in the beginning of 2015, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to laws and regulations which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

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

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In 2002, the U.S. Marine Transportation Security Act ("MTSA") came into effect and to implement certain portions of the MTSA, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions.

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

Tanker values have generally experienced high volatility. Market prices for tankers declined significantly from historically high levels reached in early 2008 and remained at relatively low levels. The market value of our oil tankers can fluctuate, depending on general economic and market conditions affecting the tanker industry. The volatility in global financial markets may result in a decrease in tanker values. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under the 2012 Credit Facility. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower price of our common shares.

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

Our technical managers employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

From time to time, our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan. We have not been involved in business to and from Cuba, Syria or Iran during the period January 1 through December 31, 2014. Our vessels may, on charterers' instructions, call on ports in Sudan. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and it has since extended it until June 30, 2015.

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

Although we believe that we have been in compliance with all sanctions and embargo laws and regulations that apply to us, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Company Specific Risk Factors

We operate in a cyclical and volatile industry and cannot guarantee that we will continue to make cash distributions.

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our 2012 Credit Facility prohibits the declaration and payment of dividends if we are in default under the 2012 Credit Facility. For more information, please see "Item 5—Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Our Borrowing Activities." We may not continue to pay dividends at rates previously paid or at all.

A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.

Our ability to declare and pay dividends is subject at all times to the discretion of our board of directors, or the Board of Directors, and compliance with Bermuda law, and may be dependent upon the adoption at the annual meeting of shareholders of a resolution effectuating a reduction in our share premium in an amount equal to the estimated amount of dividends to be paid in the next succeeding year. For more information, please see "Item 8.—Financial Information—Dividend Policy." We may not continue to pay dividends at rates previously paid or at all.

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

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. It is possible that the number of employees employed by our manager and wholly-owned subsidiary Scandic American Shipping Ltd., which we refer to as Scandic or our Manager, or current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet.  Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower dividends per share. If we are unable to expand or execute the certain aspects of our business or events noted above, our financial condition and dividend rates may be adversely affected.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. We took delivery of four secondhand vessels from July 2009 to September 2011 and two secondhand vessels in 2014.While we always inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. We may receive the benefit of warranties from the builders for the secondhand vessels that we acquire direct from yard.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 8 years to 21 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

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

Under the spot charters of all of our operating vessels, we are responsible for vessel operating expenses. Our vessel operating expenses include the costs of crew, lube oil, provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.

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

The 2012 Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

●	pay dividends and make capital expenditures if we do not repay amounts drawn under the 2012 Credit Facility or if we are otherwise in default under the 2012 Credit Facility,

●	create or allow to subsist any security interest over any of our vessels,

●	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel,

●	sell our vessels,

●	merge or consolidate with, or transfer all or substantially all of our assets to another person, or

●	enter into a new line of business.

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

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

These projects are subject to the risk of delay or default by the shipyard caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyard, bankruptcy of or other financial crisis involving the shipyard, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political and social or economic disturbances. Failure to construct or deliver the ship by the shipyard or any significant delays could increase our expenses and diminish our net income and cash flows.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market. Any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

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

The charterers of our vessels pay us in U.S. dollars. While we mostly incur our expenses in U.S. dollars, we may incur expenses in other currencies, most notably the Norwegian krone. Declines in the value of the U.S. dollar relative to the Norwegian krone, or the other currencies in which we may incur expenses in the future, would increase the U.S. dollar cost of paying these expenses and thus would affect our results of operations.

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

The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our common shares and impact a potential sale price if holders of our common shares decide to sell their shares.

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

ITEM 4.                 INFORMATION ON THE COMPANY

A. History and Development of the Company

Nordic American Tankers Limited was founded on June 12, 1995 under the name Nordic American Tanker Shipping Limited and organized under the laws of the Islands of Bermuda and we maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.  We are an international tanker company that currently owns 24 Suezmax tankers, two of which are newbuildings which average approximately 156,000 dwt each. The vessels in our fleet are homogenous and interchangeable, which is a strategy that we refer to as the "Nordic American System".  We were formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997.  In the autumn of 2004, we owned three vessels and at the end of 2014 we owned 24 vessels, including two newbuildings currently under construction. We expect that our fleet expansion process will continue over time and the addition of more vessels.

In January 2013, we acquired Scandic and Orion Tankers Ltd, or Orion, as wholly owned subsidiaries. Accordingly, these financial statements are presented on a consolidated basis for us and our subsidiaries, which we refer to as the Company or the Group.

The Nordic American System:

It is essential for us to have an operating model that is sustainable in both a weak and a strong tanker market, which we believe differentiates us from other publicly traded tanker companies. The Nordic American System is transparent and predictable. As a general policy, the Company has a conservative risk profile. Our dividend payments are important for our shareholders, and at the same time we recognize the need to expand our fleet under conditions advantageous to us.

All of our 24 tankers are Suezmaxes. Suezmaxes can carry one million barrels of oil and are highly versatile, able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

We maximize cash flows by employing all of our vessels in the spot market. The spot market gives better earnings than the time charter market over time.

Growth is a central element of the Nordic American System.  It is essential that we grow accretively, which means that over time our transportation capacity increases more percentagewise than our share count.

Our valuation in the stock market should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a homogenous fleet.

We pay our dividend from cash on hand. We have a cash break-even level of about $12,000 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other cash charges.

In January 2012, we issued 5,500,000 common shares at the price of $15.57 per share in an underwritten registered transaction, used to fund future acquisitions and for general corporate purposes.

Beginning in September 2012, Frontline Ltd., or Frontline (NYSE:FRO), a Bermuda company with whom we owned Orion in equal parts until January 2013, withdrew its nine Suezmax tankers from the Orion Tankers pool. The withdrawal of these vessels was completed effective November 5, 2012.

In October 2012, we entered into a new $430.0 million revolving credit facility, or our 2012 Credit Facility. The banking group consists of DNB Bank ASA, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken AB (publ).  For more information, please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources Our Borrowing Activities."
In November 2012, we announced that one of its vessels was detained for a short while in a U.S. port. The vessel was released in early December 2012 and was employed in the spot market.  The Company was not prosecuted and face no charges as a result of the detention.

Effective January 2, 2013, we acquired Frontline's shares in Orion for $271,000, which was its nominal book value as of December 31, 2012, after which Orion became our wholly-owned subsidiary.

Effective January 10, 2013, we acquired 100% of the shares of Scandic from a company owned by our Chairman and Chief Executive Officer Mr. Herbjørn Hansson and his family. As a result of the purchase, we are no longer obligated to maintain the Manager's ownership of 2% of our common shares. The restricted common shares equal to 2% of our outstanding common shares issued pursuant to the Management Agreement and the restricted common shares issued to the Manager under the 2011 Equity Incentive Plan were not part of the transaction. For further information about the acquisition, please see "Item 4.  Information on the Company –Management Agreement."

Effective January, 10, 2013, the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

Effective January, 10, 2013, the Board of Directors amended the management fee. For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet. The management fee has been eliminated in the consolidated financial statements as a result of our acquisition of the Manager.

On April 1, 2013, we issued 11,212,500 common shares at $9.60 per share in an underwritten registered follow-on offering. The net proceeds of the offering were used to fund acquisitions and for general corporate purposes.

On June 5, 2013, Orion renewed its commercial agreement with a subsidiary of the international oil major, ExxonMobil.

On November 21, 2013, we issued 9,343,750 common shares at $8.00 per share in an underwritten registered follow-on offering. The net proceeds of the offering were principally used to acquire shares in Nordic American Offshore Ltd, or NAO, that was established through a private equity placement of $250.0 million, or the Private Placement, on November 27, 2013. The Company acquired 4,333,566 of NAO's common shares in the Private Placement for a purchase price of approximately $65.0 million which resulted in a 26 % ownership interest in NAO. On August 12, 2014 we distributed 669,802 NAO shares as dividend in kind to our shareholders. As of December 31, 2014, we hold 19.2 % of NAO's outstanding common shares, which excludes the 333,332 common shares that are issuable by NAO upon exercise of warrant rights that have vested at an exercise price of $15.00 per common share. NAT received 833,333 warrants from NAO as compensation for coordinating the Private Placement. For more information on the warrants, please see "Item. 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions."

On April 11, 2014, we issued 13,800,000 shares at $8.62 per share in an underwritten registered follow-on offering. The net proceeds of the offer were primarily used to acquire two new vessels.

In May 2014, we announced the acquisition of two secondhand Suezmax tankers, the Nordic Sprinter and Nordic Skier at a purchase price of $36.5 million per vessel.

In December 2014, we announced that it had entered into final contracts with Sungdong Shipbuilding & Marine Engineering Co., Ltd, or Sungdong, for the construction of two Suezmax tankers with the carrying capacity of 158,000 deadweight tons each. The two contracted newbuildings will be sold for a purchase price of approximately $65.0 million per vessel and are expected to be delivered in the third quarter 2016 and the first quarter 2017.

As of the date of this annual report, we have 89,182,001 common shares issued and outstanding.
B. Business Overview

We are an international tanker company that owns 24 double-hull Suezmax tankers, two of which are newbuildings that average approximately 156,000 dwt each. Our Suezmax tankers are interchangeable assets within the Orion Tankers pool, as any vessel may be offered to a charterer for any voyage.

Until November 24, 2011, we chartered all of our vessels in the spot market pursuant to a cooperative arrangement with Gemini.

In November 2011, the Orion Tankers pool was established and was then owned equally by us and Frontline. Orion served and continues to serve as manager of the pool. Upon completion of previously fixed charters within the Gemini arrangement, we transferred our vessels to the Orion Tankers pool. In September 2012, upon announcement that we would acquire Frontline's remaining interest in Orion, Frontline withdrew its nine Suezmax vessels from the Orion Tankers pool. Effective January 2, 2013, we acquired all of Frontline's shares in Orion at their nominal book value as of December 31, 2012, after which Orion Tankers became our wholly-owned subsidiary.

Our Fleet

Our fleet currently consists of 24 Suezmax crude oil tankers. All of our vessels are employed in the spot market as part of the Orion Tankers pool. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

Vessel	Yard	Built	Deadweight Tons	Delivery Date
Nordic Harrier	Samsung (1)	1997	151,459	August 1997
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,401	December 1997
Nordic Voyager	Dalian (1)	1997	149,591	November 2004
Nordic Fighter	Hyundai (1)	1998	153,328	March 2005
Nordic Freedom	Daewoo(1)	2005	159,331	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Saturn	Daewoo	1998	157,331	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006
Nordic Moon	Samsung	2002	160,305	November 2006
Nordic Apollo	Samsung	2003	159,998	November 2006
Nordic Cosmos	Samsung	2003	159,999	December 2006
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai(1)	2010	163,940	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011
Nordic Sprinter	Hyundai	2005	159,089	July 2014
Nordic Sprinter	Hyundai	2005	159,089	August 2014
Newbuilding(2)	Sungdong	2016		August 2016(3)
Newbuilding(2)	Sungdong	2017		January 2017(3)

(1) As used in this annual report, "Samsung" refers to Samsung Heavy Industries Co., Ltd, "Hyundai" refers to Hyundai Heavy Industries Co., Ltd., "Daewoo" refers to Daewoo Shipbuilding and Marine Engineering S.A., "Dalian" refers to Dalian Shipbuilding Industry Co. Ltd., and "Bohai" refers to Bohai Shipbuilding Heavy Industry Co. Ltd.
(2) Vessel under construction.
(3) Expected delivery date.

Employment of Our Fleet

It is our policy to operate our vessels either in the spot market or on short term time charters. The spot market gives better earnings than the time charter market over time.

We currently operate all of our 22 vessels in the spot market through Orion Tankers pool, although we may consider charters at fixed rates depending on market conditions.

Spot Market

Spot Charters: Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a voyage charter, revenue is generated from freight billing, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters, the vessels are traded fully at the risk and reward of the Company. For vessels operating in the spot market other than through the pool (described below), the vessels will be operated by the pool manager. Under this type of employment, the vessel's revenues are not included in the profit sharing of the participating vessels in the pool. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations. For further information concerning our accounting policies, please see Note 2 to our audited financial statements.

Cooperative Arrangements: The pool manager of the cooperative arrangements has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunkers (fuel oil) for the vessels. Revenue is generated from freight billing, as the pool manager is responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. The pool manager employs the vessels in the pool under a contract with a particular charterer for a number of voyages, with each single voyage or contract of carriage being performed by a pool vessel after nomination by the pool manager. Each participant in the pool is required to, in relation to each of its vessels, maintain the vessel in a seaworthy condition and to defined technical and operational standards and obtain and maintain the required number of vettings. The owners of the participating vessels remain responsible for the technical costs including, crewing, insurance, repair and maintenance, financing and technical management of their vessels. The revenues, less voyage expenses, or net pool earnings of all of the vessels are aggregated and divided by the actual earning days each vessel is available during the period.

In November 2011, the Orion Tankers pool was established.  Orion serves and continues to serve as manager of the pool, which was then owned equally by us and Frontline. Upon completion of previously fixed charters within the Gemini arrangement, we transferred our vessels to the Orion Tankers pool in mid-November 2011. In September 2012, upon announcement that we would acquire Frontline's remaining interest in Orion, Frontline withdrew its nine Suezmax vessels from the Orion Tankers pool. Effective January 2, 2013, we acquired all of Frontline's shares in Orion at their nominal book value as of December 31, 2012, after which Orion Tankers became our wholly-owned subsidiary.

Until November 5, 2012, when Frontline completed the withdrawal of its vessel in the Orion Tankers pool, we considered it appropriate to present this type of arrangement on a net basis in our Statements of Operations. Effective November 5, 2012, we have considered it appropriate to present this type of arrangement on a gross basis in our Statement of Operations. For more information, please see Note 2 to our audited financial statements.

Time Charters

Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys. No vessels were employed on time charters during 2014, 2013 or 2012.

Management Agreement

In June 2004, the Company entered into a management agreement, or the Management Agreement, with Scandic. Under the Management Agreement, the Manager has the daily, administrative, commercial and operational responsibility for our vessels and is generally required to manage our day-to-day business according to our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors. The Management Agreement shall terminate on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement shall always be ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.
For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet and is reimbursed for all of its costs incurred in connection with its services. The management fee was reduced from $500,000 to $150,000 per annum effective January 10, 2013. Effective December 1, 2011 until January 10, 2013, the management fee was increased from $350,000 to $500,000 per annum. In order to align the Manager's interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares as per the Management Agreement. Subsequent to the acquisition of the manager on January 10, 2013, the 2% provision is no longer part of the Management Agreement. The annual fee has been eliminated in the consolidated financial statements from 2013 onwards.

In February 2011, we adopted an equity incentive plan which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. All of 400,000 restricted shares were allocated among 23 persons employed in the management of the Company, including the Manager and the members of the Board. On January 10, 2013, the Board of Directors amended the vesting requirements for 174,000 shares allocated to the Manager, lifting the vesting requirements by means of accelerated vesting. The modification to the vesting requirements resulted in $1.1 million being charged to General and Administrative expense during the first quarter of 2013.
As of December 31, 2014, a total number of 226,000 restricted common shares that are subject to vesting have been allocated among 26 persons employed in the management of the Company, to the Manager, Orion and members of the Board of Directors. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the vesting period.

Effective January 10, 2013, we acquired 100% of the shares of the Manager from a company owned by the Chairman and Chief Executive Officer of the Company Mr. Herbjørn Hansson and his immediate family, after which the Manager became our wholly-owned subsidiary.

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

Commercial and Technical Management Agreements

The Company has outsourced the technical management of its vessels to third-party companies operating under the supervision of the Manager.  The compensation under the technical management agreements is in accordance with industry standards.

Commercial management agreements:  As of December 31, 2014, we operate all of our vessels in the spot market through Orion Tankers pool; Orion serves as pool manager and has the responsibility for the commercial management of the vessels.

Orion is consolidated in the financial statements from January 2, 2013, the date of our acquisition.

Technical management agreements: As of December 31, 2014, the ship management firm of V.Ships Norway AS or V.Ships provides the technical management for 14 of our vessels. The ship management firm Colombia Shipmanagement Ltd, Cyprus provides the technical management for four of our vessels. The ship management firm Hellespont Ship Management GmbH & Co KG, Germany provides the technical management for four of the Company's vessels.

Share-based Compensation Plan

Management Agreement: In order to align the Manager's interests with ours, we previously issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time we issued common shares, the Manager received restricted common shares in order to maintain 2% of our total outstanding common shares. Subsequent to the acquisition of the Manager on January 10, 2013, the 2% provision is no longer a part of the Management Agreement.

2011 Equity Incentive Plan: In 2011, the Board of Directors approved an incentive plan under which a maximum of 400,000 common shares were reserved for issuance. A total of 400,000 restricted common shares that are subject to vesting were allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. The vesting period is four-year cliff vesting period for 326,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues to work for the  Company  before that time.  The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period. The Board considers this arrangement to be in the best interests of the Company.

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

In 2014, we repurchased at fair value 10,000 unvested restricted common shares, and distributed 33,000 restricted common shares among employees of the Manager. As of December 31, 2014, a total of 226,000 unvested restricted shares were allocated under the plan.

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

An improved balance between supply and demand for tanker vessels is affecting the market positively. It is expected that the global fleet will increase slightly during 2015 because of the present order book. However, some shipping companies are now facing challenges in financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. Assuming current scrapping levels, it can be assumed that the Suezmax fleet may contract in 2015, before resuming growth in 2016,  given the current order book. The current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders, and there have been reports of cancellations of tanker newbuildings from certain yards. Shipping companies with high debt or other financial commitments may be unable to continue servicing their debt, which could lead to foreclosure on vessels. A reduction in available ship finance is curtailing any significant growth to the order book. 41 Suezmax tankers were ordered in 2014 versus 4 in 2013.

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

The 2014 Tanker Market (Source: Fearnleys)

The tanker market saw some significant improvements in 2014, after earnings during the 2011-2013 period had been below the cash break-even level needed for most owners. The improvements were driven by a combination of further slowing in fleet growth and improving transportation demand, as expected a year ago.

Data from Fearnleys show Suezmax earnings jumped 79% year/year to an average $27,800/day in 2014. In addition to being a stronger year overall, Suezmax earnings outperformed earnings for the bigger VLCC vessels for the third out of the past four years. VLCC earnings averaged $27,300/day in 2014 by comparison.

Overall tanker fleet growth ended at 1.9%, slowing from 2.4% in 2013 and 7.4% in 2012. While the Suezmax segment took delivery of as many as 5.2 newbuildings on average per month at its supply peak during the first half of 2012, deliveries have gradually declined since. The past 18 months period up to the end of 2014 show a steady 0.7 newbuilding delivered per month on average by comparison. A similar development was seen in most other segments, with the VLCC segment coming off from an average 5.7 newbuildings delivered per month at its supply peak in first half of 2011, to an average 1.8 delivered per month the last 18 months leading up to year-end 2014.

Measured in net supply the Suezmax segment took delivery of 8 newbuildings last year while 8 older vessels were also scrapped, hence a net supply growth of nil. By comparison the Suezmax segment had a net supply growth of 12 vessels in 2013 while at peak in 2012 the net supply was as many as 40 vessels, after 45 newbuildings were delivered and only 5 were sold for demolition. The average age for the Suezmax vessels scrapped the past years has been 22 years. For the VLCC segment, net supply growth was 17 vessels last year after 24 VLCC newbuildings were delivered and 7 older vessels were scrapped. The latter was a slight acceleration from a net supply of 12 vessels in 2013, but well off the supply growth during the 2011-2012 period, which was 59 and 33 vessels net respectively.

Improving transportation demand also came the tanker market to aid. After a -1.2% contraction for overall crude tanker tonne-miles in 2013, there was a modest 1.3% recovery in 2014, preliminary data suggest. Slow oil demand weighed negative while low oil stocks at the beginning of the year and lower oil prices sparked restocking throughout 2014. By key importers a further -12.4% drop in tonne-miles related to U.S imports weighed negative while continued strong Chinese imports of 10.9% was the single most positive factor, followed by 6.9% stronger tonne-miles related to Japanese crude oil imports.

There were variances though. While Suezmax demand grew 3.0% in 2013, being the only segment with gains that year, Suezmax demand slowed and ended flattish in 2014. A further -54% reduction in U.S related Suezmax tonne-miles continued to weigh negative and while other and new trades managed to more than compensate this in 2013, slower growth in these other and new trades was only sufficient to keep the overall flat last year. The West Africa to Europe Suezmax trade that earlier had compensated much of the lost U.S interest declined -1.8%, while the new Suezmax long-haul trades from the Atlantic to Asia slowed to 5.7% growth for the West Africa to Asia trade and 1.3% for the Americas Atlantic Coast to Asia trade. Suezmax trading out of the Middle East, both to Europe and Asia, strengthened the most by growing 42% and 26% year/year respectively.

Despite slower Suezmax tonne-mile performance last year, relative to 2013 and the other crude tanker segments, the Suezmax segment has shown great flexibility the past years, when the historic and single most important trade, the West Africa to U.S trade, has dropped -81% measured in tonne-miles since 2010. While 78% of all Suezmax tonne-miles were triggered by exports from an Atlantic basin oil supplier in 2010, this had declined to 67% last year. Meanwhile as much as 60% of the tonne-miles ended with an Atlantic basin buyer in 2010, versus only 40% last year. More trade specific we find it interesting to note that while the West Africa to the U.S trade in 2010 accounted for 19% of all Suezmax tonne-miles, this had declined to only 3% last year. Meanwhile trades like West Africa to Europe had grown from accounting for 9% in 2010 to 15% last year, and the Middle East to Europe trade from 2% in 2010 to 7% last year. This highlights how the Suezmax market has been able to create new trades and how this asset has become a more globally traded asset size the past 5 years.

Alongside the improving earnings there was a positive development also for asset values through 2014. Fearnleys data show the value of a 5-year old Suezmax improved 29% throughout the year, to USD 53m. The value of a 10-year old Suezmax strengthened as much as 39% year/year to USD 38m. Newbuilding prices were up a modest 1.6% year/year as yard capacity available for late 2016 and 2017 deliveries has been ample, the latter due to slow offshore and container markets in particular.

Fearnleys is forecasting further improvements in 2015. Continued low fleet growth combined with accelerating oil demand growth and restocking at lower prices are expected to be the key drivers. Further restocking is mainly expected to be driven by China, as both new commercial and SPR storage capacity combined with lower oil prices is believed to be sufficient incentives for incremental purchases. OECD oil stocks have however reached a level that may cause a stock drawing period if energy prices at some point recover substantially. The latter would pose a demand risk as much of the oil consumption growth then will be covered by local stocks, rather than generating new long-haul transportation demand. As the oil market is expected to remain oversupplied short term by the key energy agencies, this risk may be more relevant for 2016 than current year though.

The Tanker Market 2015

The first quarter of 2015 was the strongest quarter in years. The general uptick in rates seen through the fourth quarter of 2015 continued without the fallback seen during the same quarter in 2014. Suezmax rates up to the week ending March 13, 2015 averaged just over $51,000 per day based on the Clarksons Modern Suezmax Tanker Index. For the equivalent VLCC index the average was just over $53,000 per day.

Coming into 2015 vessel values continued to rise. The following values are based on weekly observations up to the week ending March 13, 2015. According to the Clarksons data, 5 year old Suezmaxes rose in value by 8.4% from an average of $54.9m in 4Q2014 to $59.5m in 1Q2015. 5 year old VLCCs rose in value by 5.2% from an average of $76.7m in 4Q2014 to $80.7m in 2015. Prices rose as a result of a stronger earnings environment and increased activity in the timecharter market.

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

In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme (CAS). These amendments, which became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

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

Sulfur content standards are even stricter within certain Emission Control Areas, or "ECAs".  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10 % as of January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  The Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as was the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPs), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile, as defined by the Energy Efficient Design Index (EEDI).  These requirements could cause us to incur additional compliance costs.

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

Safety Management System Requirements

The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  Additionally, May 2013 SOLAS amendments, pertaining to emergency drills, entered into force in January 2015. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions.  Currently operating ships are now required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels, could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

Competition

We operate in what we refer to as the Nordic American System of 24 homogenous Suezmax tankers in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. For more information on the Nordic American System, please see "Item 4.A. History and Development of the Company."

We currently operate all of our vessels in spot market through Orion Tankers pool which was established in November 2011, prior to which employed our vessels in a spot market arrangement with Gemini. As pool manager of the Orion Tankers pool, Orion has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. From time to time, we may also arrange our time charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. Ownership of tankers is highly fragmented and we compete primarily with owners of tankers in the Suezmax class size.

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

C. Organizational Structure

Since May 30, 2003, Scandic has acted as our Manager, providing such services pursuant to the Management Agreement.  The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company.  On January 10, 2013, the Manager became our wholly-owned subsidiary. Scandic is based on Bermuda and has a European branch. For a description of the terms of the Management agreement, please see "Item 4. Information on the Company—B. Business Overview Management Agreement."

Since November 11, 2011, Orion has been pool manager of the Orion Tankers pool in which all of our vessels operate as of the date of this annual report. On January 3, 2013, Orion became our wholly owned subsidiary. Orion consists of the parent company based in Bermuda, and its wholly owned subsidiary, Orion Tankers AS which is based in Norway.

D. Property, Plants and Equipment

Please see "Item 4. Information on the Company—B. Business Overview Our Fleet," for a description of our vessels. The vessels are mortgaged as collateral under the 2012 Credit Facility.

ITEM 4A.              UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis should be read in conjunction with our historical financial statements and notes thereto included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Item 3.D. Risk Factors" and elsewhere in this annual report.

A. Operating Results

We present our Statement of Operations using voyage revenues and voyage expenses. During the years ended December 31, 2014, 2013 and 2012, all of our vessels were employed in the spot market.
Under a spot charter, revenue is generated from freight billing and is included in voyage revenue, and the vessel owner pays all vessel voyage expenses and these expenses are included in voyage expenses. We consider it appropriate to present this type of arrangement on a gross basis in the Consolidated Statements of Operations.
Our homogenous and interchangeable fleet is operated by the Orion Tankers pool, in which the pool manager, Orion, employs the vessels under contracts with a particular charterer for a number of voyages.  Orion can nominate any pool vessel for employment under a specific contract because our fleet is considered homogenous and interchangeable in terms of freight capacity and the types of cargo that can be transported.  Voyage revenues less voyage expenses of all of the vessels in the pool are aggregated and divided by the actual earning days each vessel is available during the period. From November 2011 through November 5, 2012, we considered it appropriate to present this type of arrangement on a net basis in our Statements of Operations. Since November 5, 2012, when Frontline completed the withdrawal of  its nine Suezmax tankers from the Orion Tankers pool leaving only our vessels operating therein, we considered it appropriate to present this type of cooperative arrangement on a gross basis in the Statement of Operations effective. On January 2, 2013, we acquired Frontline's ownership interest in Orion, after which Orion became our wholly-owned subsidiary.

For further information, please see "Item 4. Information on the Company—B. Business Overview—Our Charters."

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

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

	Year Ended December 31,
All figures in USD '000	2014	2013	Variance
Voyage Revenue	351,049	243,657	44.1%
Voyage Expenses	(199,430)	(173,410)	15.0%
Vessel Operating Expenses	(62,500)	(64,924)	(3.7%)
General and Administrative Expenses	(14,863)	(19,555)	8.3%
Depreciation Expenses	(80,531)	(74,375)	(24.0%)
Loss on Contract	-	(5,000)	-
Fees for services provided	1,500		-
Net Operating (Loss)	(4,775)	(93,608)	(94.9%)
Interest Income	181	146	24.0%
Interest Expenses	(12,244)	(11,518)	6.3%
Other Financial Income (Expenses)	2,365	(477)	-
Equity Income	1,665	40	-
Net (Loss)	(12,808)	(105,417)	(87.9%)

Reconciliation of net voyage revenues to voyage revenues	Year Ended December 31,
All figures in USD '000, except TCE rate per day	2014	2013	Variance
Voyage Revenue – gross freight	351,049	243,657	44.1%
Less Voyage expenses – gross	(199,430)	(173,410)	15.0%
Net Voyage Revenue	151,619	70,246	115.8%
Vessel Calendar Days (1)	7,619	7,300	4.4%
Less off-hire days	229	971	(76.4%)
Total TCE days	7,390	6,329	16.8%
TCE Rate per day (2)	$20,517	$11,099	84.8%
Total Days – vessel operating expenses	7,619	7,300	4.4%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent, ("TCE"), results from Net Voyage Revenue divided by Total TCE days.

Voyage revenue was $351.0 million for the year ended December 31, 2014 compared to $243.7 million for the year ended December 31, 2013. The change in Voyage revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

On i), the reduction in off hire days to 229 for the year ended December 31, 2014 from 971 days for the year ended December 31, 2013 was partly a result of planned off-hire of 757 days in connection with required drydockings in 2013 compared to 161 days in 2014.

The increase in vessel calendar days is due to the delivery of two new vessels in 2014.

On ii), the TCE rate per day was $20,517 for the year ended December 31, 2014, compared to $11,099 for the year ended December 31, 2013, representing an increase of 84.8%. The indicative spot rates presented by Marex Spectron for the twelve months of 2014 and 2013 increased by 88.1 % to $27,495 from $14,615, respectively.

As a result of i) and ii) net voyage revenues increased by 115.8% from $70.3 million for the year ended December 31, 2013, to $151.6 million for the year ended December 31, 2014.

Voyage expenses were $199.4 million for the year ended December 31, 2014, compared to $173.4 million for the year ended December 31, 2013, representing an increase of 15%. The increase in voyage expenses was primarily a result of increase in activity, and the delivery of two new vessels. This was offset by the fall in bunker prices in 2014 reduced the voyage expenses.
Vessel operating expenses were $62.5 million for the year ended December 31, 2014 compared to $64.9 million for the year ended December 31, 2013, a decrease of 3.7%. The Company's focus on keeping the fleet in top technical condition and reducing costs in co-operation with its technical managers has given a reduction of operating expenses per vessel per day from $8,700 for the year ended December 31, 2013 to $8,200 for the year ended December 31, 2014.

General and administrative expenses were $14.9 million for the year ended December 31, 2014 compared to $19.6 million for the year ended December 31, 2013, a decrease of 24%. The decrease of $4.7 million is a result of charges of $3.6 million related to the acquisition of Scandic and $1.0 million in legal fees related to the Gulf Navigation Holding PJSC arbitration recognized in 2013.
Depreciation expenses were $80.5 million for the year ended December 31, 2014 compared to $74.4 million for the year ended December 31, 2013, an increase of 8.2%. The increase of $6.1 million in depreciation expenses for the year ended December 31, 2014 compared to the year ended December 31, 2013 is a result the addition of two new vessels and of drydocking cost capitalized for seven vessels in 2013 being amortized over a full year in 2014.
We recorded no settlement loss during the year ended December 31, 2014 compared to $5.0 million for the year ended December 31, 2013. The settlement loss relates to a preexisting contractual relationship between us and Scandic, which was recognized when the purchase of Scandic was completed.
We recorded a success fee received of $1.5 million during the year ended December 31, 2014. The success fee, which is presented as fees for services provided in the Statements of Operations, was received in relation to the successful listing of NAO on the New York Stock Exchange, or the NYSE, in June 2014.
Net operating loss was $4.8 million for the year ended December 31, 2014 compared to net operating loss of $93.6  million for the year ended December 31, 2013, a decrease of 94.9%. The decrease in net operating loss of $88.8 million is primarily caused by the increase in net voyage caused by significant improvements in the spot market rates, and charges of $8.6 million related to the acquisition of Scandic and of $1.0 million related to the Gulf Navigation Holding PJSC arbitration in 2013.
Interest expense was $12.2 million for the year ended December 31, 2014 compared to $11.5 million for the year ended December 31, 2013. The increase in interest expenses for the year ended December 31, 2013 is due to a higher average margin for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Other financial income (expenses) increased to $4.0 million for the year ended December 31, 2014 compared to ($0.4) for the year ended December 31, 2013. In 2014 the Company received $2.8 million in equity income from NAO for the portion of the year the investment was recognized under the equity method, and $0.2 million in dividends for the portion of the year the investment was recognized as an available-for-sale security. Additionally the Company had a gain of $3.3 million on the investment in NAO.

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

	Year Ended December 31,
All figures in USD '000	2013	2012	Variance
Voyage Revenue	243,657	130,682	86.5%
Voyage Expenses	(173,410)	(38,670)	(348.4%)
Vessel Operating Expenses	(64,924)	(63,965)	(1.5%)
General and Administrative Expenses	(19,555)	(14,700)	(33.0%)
Depreciation Expenses	(74,375)	(69,219)	(7.4%)
Impairment of Vessel	-	(12,030)	-
Loss on Contract	(5,000)	-	-
Net Operating (Loss) Income	(93,608)	(67,902)	37.9%
Interest Income	146	357	(59.3%)
Interest Expenses	(11,518)	(5,854)	(96.8%)
Other Financial Income (Expenses)	(437)	207	(311.2%)
Net (Loss) Income	(105,417)	(73,192)	(44.0%)

	Year Ended December 31,
All figures in USD '000, except TCE rate per day	2013	2012	Variance
Voyage Revenue – net pool earings	-	77,287	-
Voyage Revenue – gross freight	243,657	53,395	-
Total Voyage Revenue	243,657	130,682	-
Less Voyage expenses - gross	(173,410)	(38,670)	-
Net Voyage Revenue	70,246	92,012	(23%)
Vessel Calendar Days (1)	7,300	7,320	(0.3%)
Less off-hire days	971	555	75%
Total TCE days	6,329	6,765	(6.4%)
TCE Rate per day (2)	$11,099	$13,601	(18.4%)
Total Days – vessel operating expenses	7,300	7,320	(0.3%)

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent, ("TCE"), results from Net Voyage Revenue divided by Total TCE days.

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

General and administrative expenses were $19.6 million for the year ended December 31, 2013 compared to $14.7 million for the year ended December 31, 2012, an increase of 33%. The increase of $4.9 million is a result of non-recurring items. These were charges of $3.6 million related to the acquisition of Scandic and $1.0 million in legal fees related to the Gulf Navigation Holding PJSC arbitration.
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
We recorded a settlement loss of $5.0 million during the year ended December 31, 2013 compared to $0.0 million for the year ended December 31, 2012. The settlement loss relates to a preexisting contractual relationship between us and Scandic, which was recognized when the purchase of Scandic was completed.
Net operating loss was $93.6 million for the year ended December 31, 2013 compared to net operating loss of $67.9 million for the year ended December 31, 2012, an increase of 37.9%. The increase in net operating loss of $25.7 million is primarily caused by the reduction in net voyage caused by a significant reduction in the spot market rates, and charges of $8.6 million related to the acquisition of Scandic and of $1.0 million related to the Gulf Navigation Holding PJSC arbitration.
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

B. Liquidity and Capital Resources

Equity Issuances

In April 2014, we completed an underwritten registered follow-on offering of 13,800,000 common shares at $8.62 per share. The net proceeds from the offering were approximately $113.4 million. The net proceeds of the offering were used to finance the acquisition of two vessels, Nordic Sprinter and Nordic Skier, and for general corporate purposes.

 Our Borrowing Activities

2005 Credit Facility

We had a $500.0 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility provided funding for future vessel acquisitions and general corporate purposes. Amounts borrowed under the 2005 Credit Facility borne interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We paid a commitment fee of 30% of the applicable margin on any undrawn amounts. Borrowings under the 2005 Credit facility were secured by first priority mortgage over the Company's vessels and assignment of earning and insurance.

The 2005 Credit Facility was repaid to the lenders on November 14, 2012.

2012 Credit Facility
On October 26, 2012, we entered into the 2012 Credit Facility, a $430.0 million revolving credit facility, with a syndicate of lenders in order to refinance the 2005 Credit Facility, fund future vessel acquisitions and for general corporate purposes. Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The 2012 Credit Facility matures in late October 2017.

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

As of December 31, 2014 and 2013 the Company had $250.0 million outstanding under the 2012 Credit Facility and $180.0 million available for additional borrowing. We were in compliance with our loan covenants under the 2012 Credit Facility as of December 31, 2014 and December 31, 2013. Cash on hand was $100.7 million as of December 31, 2014.

Management believes that the Company's working capital is sufficient for its present requirements.

Cash Flows

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

Cash flows provided (used in) operating activities increased to $57.5 million for the year ended December 31, 2014 from ($47.3) million for the year ended December 31, 2013. The change in cash flows provided by (used in) operating activities is primarily due to an increase in spot market rates, a decrease in offhire days and cash tied up in short term receivables.

Cash flows (used in) investing activities increased to ($81.7) million for the year ended December 31, 2014 compared to ($73,3) million for the year ended December 31, 2013. Cash flows used in investing activities during 2013 primarily consisted of the investment in NAO and acquisition of Scandic, of which $18.1 million of the purchase price was paid in shares, which were was issued to the seller. Cash flows used in investing activities during 2014 primarily consisted of purchase of two vessels and investments in NAO.

Cash flows provided by financing activities decreased to $59.4 million for the year ended December 31, 2014 compared to cash flow provided by financing activities of $130.9 million for the year ended December 31, 2013. The decrease due to less capital raised from issuance of common stock, and an increase in dividends distributed.

As of December 31, 2014, the Company had $180.0 million available for additional borrowing under the 2012 Credit Facility. Cash on hand was $100.7 million as of December 31, 2014. We believe that our borrowing capacity under the 2012 Credit Facility, together with the working capital, is sufficient to fund our ongoing operations and contractual obligations. For further information on contractual obligations please see "Item 5. Operating and Financial Review and Prospects F. Tabular Disclosure of Contractual Obligations."

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

Cash flows (used in) investing activities decreased to ($73.3) million for the year ended December 31, 2013 compared to cash flows provided by investing activities of $6.1 million for the year ended December 31, 2012. Cash flows used in investing activities during 2013 consist primarily of the acquisition of NAO and Scandic,  of which $18.1 million of the purchase price of Scandic was paid in shares, which were issued to the seller.

Cash flows provided by financing activities increased to $130.9 million for the year ended December 31, 2013 compared to cash flow provided by financing activities of $25.9 million for the year ended December 31, 2012. The financing activities for the year ended December 31, 2013 consist of proceeds from two follow-on offerings of $172.6 million in total offset by dividends paid.

As of December 31, 2013, the Company had $180.0 million available for additional borrowing under the 2012 Credit Facility. Cash on hand was $65.7 million as of December 31, 2013. We believe that our borrowing capacity under the 2012 Credit Facility, together with the working capital, is sufficient to fund our ongoing operations and contractual obligations. For further information on contractual obligations please see "Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations."

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See "Item 4. Information on the Company – B. Business Overview –The International Tanker Market."

E. Off Balance Sheet Arrangements

As of December 31, 2014, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company's contractual obligations as of December 31, 2014, consist of our obligations as borrower under our 2012 Credit Facility, preliminary contracts on two new vessels and our deferred compensation agreement for our Chairman, President and CEO and our Chief Financial Officer and EVP.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2014.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2012 Credit Facility (1)	250,000	-	250,000	-	-
Interest Payments (2)	22,548	7,958	14,590	-	-
Commitment Fees (3)	6,018	2,124	3,894	-	-
Deferred Compensation Agreement (4)	12,475	-	-	-	12,475
Newbuilds (5)	128,000	-	128,000	-	-
Total	419,041	10,082	396,484	-	12,475

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2014.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2014. Estimate based on applicable interest rate and drawn amount as of December 31, 2014.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2014. Estimate based on applicable commitment fee and drawn amount as of December 31, 2014.
(4)	Refers to estimated deferred compensation agreements payable to the Company's CEO and CFO as of December 31, 2014.
(5)	Refers to obligation to pay for two newbuilding contracts for vessels to be delivered.

The disclosed contractual obligations are based on estimates as of December 31, 2014. There may be uncertainties on the future obligations related to interest and commitment fees, as the LIBOR rate and the drawn amount may fluctuate.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please see "Item 18. Financial Statements—Note 2—Summary of Significant Accounting Policies."

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

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessels or be based on a portfolio approach. In 2012, we recognized impairment charges on one vessel using an individual approach. There was no impairment on vessels in 2014 and 2013.  The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

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

During the fourth quarter of 2012, we identified one vessel where we believed that future undiscounted cash flows for the vessel were less than the carrying value and therefore not fully recoverable. The impairment loss of $12.0 million which was recorded was equal to the difference between the asset's carrying value and estimated fair value.

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past six years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. There are few transactions in the second hand market for Suezmax tankers. According to Clarkson Ltd. 101 Suezmax tankers were sold and bought in total during 2010, 2011, 2012, 2013 and 2014. We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.

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

Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind, and are held for use. Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. There is very low liquidity in the secondhand market for our type of vessels. The valuation of the Company in the stock market should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a homogenous fleet. Based on our unique business model an alternative method to measure the value of our fleet is the implied value expressed by the stock price.

The table set forth below indicates (i) The rates used for the period, (ii) The break even rate and (iii) actual rates.

	Rates used (1)			Break even rate (2)	Actual Rates (3)
($ per day)	First year	Second year	Thereafter	2014	2014	2010-2014
NAT fleet	39,478	20,926	30,049	23,916	20,517	16,329

1.	We use an average estimated day rate provided by Marex Spectron for the first and second year, and the average 15 year Suezmax Earnings Trend from Clarkson for the years thereafter. Both are adjusted for average achieved TCE rate for NAT.
2.	The break even rate is the lowest rate used instead of the rates described in (1) which would result in the undiscounted cash flow not recovering the book value.
3.	Actual rates are the trailing average day rate achieved by NAT for 2014 and the five year period 2009-2014.

If trailing five year average historical rates had been used in the cash flow forecast, the carrying value of all of our vessels would have been impaired. Using the trailing one year average rates in the cash flow forecast, would have resulted in the carrying value for each of our vessels not being recovered.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2014, (ii) which of those vessels we believe has a market value, based on shipbrokers reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.

Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ millions
Nordic Harrier*	1997	151,459	August 1997	25.7
Nordic Hawk *	1997	151,475	October 1997	26.8
Nordic Hunter*	1997	151,401	December 1997	25.1
Nordic Voyager*	1997	149,591	November 2004	23.0
Nordic Freedom*	2005	159,331	March 2005	51.6
Nordic Fighter*	1998	153,328	March 2005	35.3
Nordic Discovery*	1998	153,328	August 2005	38.3
Nordic Saturn*	1998	157,331	November 2005	37.3
Nordic Jupiter*	1998	157,411	April 2006	38.8
Nordic Apollo*	2003	159,998	November 2006	54.5
Nordic Moon*	2002	160,305	November 2006	53.0
Nordic Cosmos*	2003	159,999	December 2006	55.0
Nordic Sprite*	1999	147,188	February 2009	37.4
Nordic Grace*	2002	149,921	July 2009	42.0
Nordic Mistral*	2002	164,236	November 2009	39.1
Nordic Passat*	2002	164,274	March 2010	40.4
Nordic Vega*	2010	163,940	December 2010	76.7
Nordic Breeze	2011	158,597	August 2011	59.0
Nordic Aurora*	1999	147,262	September 2011	20.2
Nordic Zenith	2011	158,645	November 2011	59.5
Nordic Sprinter	2005	159,089	July 2014	35.5
Nordic Skier	2005	159,089	August 2014	35.4

*Indicates vessel for which we believe that the carrying value of the vessel exceeds the market value, based on uncertain estimates by shipbrokers as of December 31, 2014. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value by approximately $255.3 million.

Goodwill

We allocate the cost of acquired companies to the fair value of identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to goodwill may affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis.

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

As of December 31, 2013 and December 31, 2014, we had one reporting unit with goodwill attributable to it.

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

Investment in Securities

We have an investment in Nordic American Offshore Ltd (NYSE: NAO). On August 11, 2014 we distributed a portion of our shareholding in NAO as dividend-in-kind. Based on considerations of facts and circumstances, including the remaining ownership in NAO and that we do not have a right or opportunity to elect or remove Board members in NAO, management determined that we do not have significant influence and discontinued accounting for the investment as an equity method investment.

Further, subsequent to August 11, 2014 we account for our investment as available-for-sale securities with changes in fair value recognized against other comprehensive income (loss). As of December 31, 2014 impairment existed and management considered whether the impairment was other than temporary and determined that the impairment was not other than temporary.

Before discontinuing the equity method, equity income of $1.7 million and gain on shares of $3.3 million were recognized in the Statements of Operations and cash dividends of $2.1 million were received from NAO.  Dividends in excess of equity income are a return of investment and were recognized as a reduction of the carrying value of the investment.  In the Statements of Cash Flow "Gain on Equity Investment" includes share non-cash adjustments to the investment in NAO under the equity method and recognized gain on shares.

Subsequent to discontinuing the equity method, the Company has received $3.6 million of cash dividends from NAO. Of this amount $3.4 million is a return of investment, which has reduced the cost value of the investment in NAO. Compared to the press release for the fourth quarter an additional $2.6 million has been charged against net loss in the Statements of Operations with a corresponding reduction of Other Comprehensive Loss. This adjustment did not impact the Company's net cash flow or Total Comprehensive Loss.

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Costumers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The ASU will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regarding management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The standard is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which provides new authoritative guidance regarding whether reporting entities should consolidate certain legal entities. The standard is effective for annual periods beginning after December 15, 2015 and interim periods within annual periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity also may apply the amendments retrospectively. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management of the Company and the Manager

Pursuant to the Management Agreement with our Manager provides administrative, commercial and operational services to us for the fiscal year ended 2014. Our Manager was formerly owned by a company controlled by Herbjørn Hansson, our Chairman and Chief Executive Officer and his family. Effective January 10, 2013, the Company acquired 100% of the Manager which is now a consolidated subsidiary. See "Item 4. Information on the Company—B. Business Overview Management Agreement."

Set forth below are the names and positions of our directors of the Company and senior management of the Company and the Manager. The directors of the Company are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective Board of Directors and hold office until a successor is elected.

The Company

Name	Age	Position
Herbjørn Hansson	67	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	60	Vice Chairman, Director and Audit Committee Chairman
Jan Erik Langangen	64	Director
James Gibbons	50	Director
Richard H. K. Vietor	69	Director
Jim Kelly	61	Director and Audit Committee Member
Turid M. Sørensen	54	Chief Financial Officer & EVP

The Manager

Name	Age	Position
Herbjørn Hansson	67	Chairman and Chief Executive Officer
Frithjof Bettum	53	Senior Vice President Technical Operations
Paal Stenberg	43	Vice President – Technical Operations and Vetting
Jan Halvard Aas Møller	30	Financial Manager
John G. Bernander	57	Advisor *

* Part time

Certain biographical information with respect to each director and senior management of the Company and the Manager listed above is set forth below.

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and attended Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

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

James Gibbons has been a director of the Company since September 2013. Mr. Gibbons was educated at Harrow School, England and received a BSBA in Finance from Georgetown University in 1985. Mr. Gibbons has worked as a registered representative for Prudential Bache Securities 1985to 1986, as a Director of Gibbons Management Services Limited from 1986 to 1989, as Managing Director of Gibbons Deposit Company Limited from 1989to 1999, as President and CEO of CAPITAL G Limited from 1999 to 2010 Chairman of Capital G Bank Limited 1999 to 2013 and is currently Treasurer of Edmund Gibbons Limited, the Chairman of Harbour International Trust Company Limited, a Director of Clarien Bank Limited and President of Bermuda Air Conditioning Limited. Mr. Gibbons is an Independent Director of RenaissanceRe Holdings Ltd and other Boards, and was a member of Bermuda Government's Council of Economic Advisors, The Waterfront Task Force, and Monetary Advisory Committee, the Mayor's Commission on the Future of the City of Hamilton and Public Funds Investment Committee. Mr. Gibbons is currently a member of Youthnet's Advisory Board and an Honorary Trustee of the Bermuda Underwater Exploration Institute.

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

Turid M. Sørensen was appointed Chief Financial Officer & Executive Vice President  June 1, 2012. She previously served as Chief Financial Officer from February 6, 2006. Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management, a M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and Advanced Management Program from Harvard Business School. She has 29 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer in February 2006, she served as our Treasurer and Controller. In June 2012, she became Chief Financial Officer & EVP.

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

Paal Stenberg was appointed Vice President Vetting & Technical Operations in 2013 after nearly a year in the position as Vice President Vetting. Paal Stenberg has a Maritime Education from Bakkenteigen Nautical College in Norway. He has 21 years of experience in the Shipping Industry commencing his career in the Royal Norwegian Navy. He has served as Deck Officer on Chemical Tankers and he ended his sea career on Shuttle Tankers as Captain for Ugland Nordic Shipping. After ended sea career, he joined Transpetrol as HSEQ Superintendent as well as Designated Person in the company in 2005. From 2007, he was given the position as Marine-& HSEQ Manager for Transpetrol in addition to the position as Designated Person in the company where he worked until he took up the position as Vice President Vetting in our company early 2013.

Jan Halvard Aas Møller was appointed Financial Manager of the Manager on June 1, 2013. Mr. Møller has a Master's Degree in Audit and Accounting from the Norwegian School of Economics and Business Administration, and is a State Authorized Public Accountant. From 2006 to 2013 Mr. Møller was employed by KPMG as an auditor and consultant and worked in both capacities with several companies with securities listed on exchanges in both Europe and the United States.

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

B. Compensation

2011 Equity Incentive Plan

In 2011, the Board of Directors approved an incentive plan under which a maximum of 400,000 common shares were reserved for issuance. A total of 400,000 restricted common shares that are subject to vesting were allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. The vesting period is four-year cliff vesting period for 326,000 shares and five-year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues to work for the  Company  before that time.  The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period. The Board considers this arrangement to be in the best interests of the Company.

In 2012, the Company repurchased at par value, 8,500 unvested restricted common shares and these restricted common shares are held as treasury shares. As of December 31, 2012, a total number of 391,500 unvested restricted common shares were allocated among 21 persons employed in the management of the Company, the Manager and the members of the Board of Directors.

On January 10, 2013, the Manager became our wholly-owned subsidiary.  The Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

In 2013, the Company repurchased at par value, 14,500 unvested restricted common shares and these restricted common shares are held as treasury shares. As of December 31, 2013, a total number of 203,000 unvested restricted common shares were allocated among 17 employees.

In 2014, the Company repurchased at par value, 10,000 unvested restricted shares from Paul Hopkins and distributed a total of 33,000 shares 10 persons employed with Scandic and Orion. As of December 31, 2014, a total number of 226,000 unvested restricted common shares were allocated among 26 employees.

A copy of the 2011 Equity Incentive Plan is filed as Exhibit 4.14 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011.

Compensation of Directors

The five directors received, in the aggregate, $400,000 in cash fees for their services as directors for the year ended December 31, 2014. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2014. The members of the Audit Committee receive an additional annual cash retainer of $18,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $12,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.

Executive Pension Plan

Our Chairman, President and Chief Executive Officer and our Chief Financial Officer & EVP have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 6 to the audited financial statements for further information about the agreements.

Employment Agreements

As of December 31, 2014 we have employment agreements with Herbjørn Hansson, our Chairman, President & Chief Executive Officer and Turid M. Sørensen, our Chief Financial Officer & EVP, Mr. Hansson does not receive any additional compensation for his services as a director or Chairman of the Board. The aggregate compensation of our executive officers during the year ended December 31, 2014 was approximately $3.6  million.

C. Board Practices

The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2014.  Our Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr. Kelly.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee received during 2014, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies, for more information, please see "Item 16G Corporate Governance."

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D. Employees

As of December 31, 2014, we had two full-time employees and the  Company had a total of 21 full time employees.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, please see "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware of the date of this annual report

Title	Identity of Person	No. of Shares	Percent of Class (1)
Common	High Seas AS (Hansson family)	3,870,695	4.3%
	Jim Kelly		*
	Richard Vietor		*
	Andreas Ove Ugland		*
	Jan Erik Langangen		*
	Turid M. Sorensen		*

(1) Based on 89,182,001 common shares outstanding as of the date of this annual report.
* Less than 1% of our outstanding shares.

B. Related Party Transactions

Scandic American Shipping Ltd.:

In June 2004, the Company entered into the Management Agreement with Scandic. The Manager has been, from its inception and up to January 10, 2013, owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. In order to align the Manager's interests with ours, we had as per the Management Agreement issued to the Manager restricted common shares equal to 2% of the Company's outstanding common shares. This arrangement ended when we acquired Scandic.

The Manager has the daily administrative, commercial and operational responsibility for the Company's vessels and is required to manage the Company's day-to-day business subject to the Company's objectives and policies as established by the Board of Directors.
For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet and is reimbursed for all of its costs incurred in connection with its services. The management fee was reduced from $500,000 to $150,000 per annum effective January 10, 2013. From the period of December 1, 2011 to January 10, 2013, the management fee was $500,000 per annum.
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

In February 2011, the Company adopted an equity incentive plan which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. A total of 174,000 restricted shares were allocated to the Manager. The vesting period four-year cliff vesting period for 100,000 shares and five-year cliff vesting period for 74,000 shares. None of the shares issued may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee discontinues working for the Company before that time. The holders of the restricted shares are entitled to voting rights as well as receive dividends paid in the period. Under the terms of the 2011 Equity Incentive Plan, our directors, officers and certain key employees and our Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other equity-based awards. On January, 10, 2013 our Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

In January 2012, the Company issued 112,245 shares to the Manager at a fair value of $13.73 per share, in connection with an underwritten public offering of 5,500,000 common shares.  During 2011, the Company issued to the Manager 4,612 shares at an average fair value of $14.45 in connection with the adoption of the 2011 Equity Incentive Plan. The Company recognized $1.5 million and $0.1 million in noncash share-based compensation expense for the years ended December 31, 2012 and 2011, respectively, related to the issuance of shares to the Manager. All of these costs are included in "General and Administrative Expenses" within the Statements of Operations. In connection with nine follow-on offerings, we have issued a total of 1,054,833 restricted shares to our Manager pursuant to the Management Agreement.

Effective January 10, 2013, we acquired Scandic for a purchase price of $33.3 million, $18.1 million of which was paid in shares, $8.0 million of which was paid in cash. An amount of $7.2 million was payable to the seller, a company controlled by our President and CEO, for additional assets which we sold during the first quarter of 2013. The share component of the purchase price, 1,910,112 common shares purchased at $9.50 per share based on the trading price on the acquisition date, was subject to a one-year lock-up, while the cash component was primarily used by the seller to pay taxes associated with this transaction. In addition to gaining full direct control of the Manager's operations, we were no longer obligated to maintain the Managers ownership of the Company's common shares at 2%. The Company shares owned by the Manager were not part of the transaction and remained with the seller. The acquisition was accounted for using the acquisition method.

Board Member and Employees:

Mr. Jan Erik Langangen, Board Member and advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2014, 2013 and 2012, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statements of Operations. No amounts were included within "Accounts Payable" at December 31, 2014 or at December 31, 2013.

In 2014, we entered into an agreement with an immediate family member of the Chairman, for the use of an asset owned by him for corporate and marketing activities.  We pay a fixed annual fee for this agreement and fees associated with the actual use. The cost of this arrangement for the year ended December 31, 2014 was $0.1 million, which is included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2014.

Orion Tankers Ltd.:

As of December 31, 2012, the "Accounts Receivable, net related party" amounted to $12.9 million.  The "Accounts Receivable, net related party" amount represent the outstanding net voyage revenues from Orion Tankers pool.

As of December 31, 2013 and December 31, 2014, Orion is a subsidiary and all intercompany balances and transactions have been eliminated in the consolidated financial statements.
Nordic American Offshore Ltd.:

NAO was established through the Private Placement on November 27, 2013 for the purpose of owning and operating Platform Supply Vessels, or PSVs, in the offshore sector. We acquired 4,333,566 of NAO's common shares in the Private Placement for a purchase price of approximately $65.0 million, which resulted in a 26% ownership interest in NAO. NAO was accounted for using the equity method of accounting.

In August 2014, we distributed 699,802 of our NAO shares to our shareholders as a dividend in kind, reducing its ownership to 17.1%. As we are not considered to have significant influence over NAO the investment is now accounted for as an available for sale security.

Since August 2014, we have purchased NAO shares in the open marketplace. As of the date of this annual report, we own 19.2 % of NAO's outstanding common shares.

As compensation for coordinating the Private Placement we received 833,333 warrants with an exercise price of $15.00 per common share. The warrants vest in 20 % increments at each 10% increase in the volume weighted average price, or VWAP, of NAO's common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. The warrants expire on December 31, 2015. In 2014 333,333 warrants vested. The warrants are out of the money as of December 31, 2014 and have no recognized value in the balance sheet as of this date.

We received a success fee of $1.5 million after the successful listing of NAO on the NYSE. The success fee is presented as a separate line item in the Statements of Operations.

Scandic performed supportive functions for NAO from January 1, 2014 which generated external revenues for the Group. In addition, costs incurred associated with NAO are reimbursed.

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

A London arbitration panel ruled in our favor at the end of January 2014 and awarded the Company $10.2 million plus direct costs and calculated interest. Any amounts received will be recorded upon receipt.

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

Total dividends distributed in 2014 were $66.7 million or $0.77 per share. The dividend was paid with $54.1 million distributed as cash and a value of $12.6 million distributed in NAO shares. The quarterly dividend payments per share in 2014, 2013, 2012, 2011 and 2010 have been as follows:

Period	2014	2013	2012	2011	2010
1st Quarter	$0.12	$0.16	$0.30	$0.25	$0.25
2nd Quarter	0.23	0.16	0.30	0.30	0.60
3rd Quarter	0.28*	0.16	0.30	0.30	0.60
4th Quarter	0.14	0.16	0.30	0.30	0.25
Total	$0.77	$0.64	$1.20	$1.15	$1.70
* Includes $0.16 per share distributed as dividend-in-kind.

The Company declared a dividend of $0.14 per share in respect of the fourth quarter of 2014 which was paid to shareholders on February 9, 2014.

B. Significant Changes

Not applicable.

ITEM 9.                 THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol "NAT."

The following table sets forth the high and low market prices for shares of our common stock as reported by the NYSE:

	NYSE	NYSE
For the year ended:	HIGH	LOW
2010	$34.19	$25.27
2011	$26.80	$11.58
2012	$16.04	$8.15
2013	$12.00	$7.00
2014	$12.61	$6.95

	NYSE	NYSE
For the quarter ended:	HIGH	LOW
March 31, 2013	$12.00	$8.51
June 30, 2013	$11.55	$7.00
September 30, 2013	$10.47	$7.39
December 31, 2013	$9.94	$7.59
March 31, 2014	$12.61	$9.27
June 30, 2014	$10.07	$8.01
September 30, 2014	$9.65	$7.95
December 31, 2014	$10.42	$6.95

The high and low market prices for our common shares by month since October 2014 have been as follows:

	NYSE	NYSE
For the month:	HIGH	LOW
October 2014	$8.69	$6.95
November 2014	$9.25	$8.09
December 2014	$10.42	$8.45
January 2015	$12.08	$9.95
February 2015	$10.67	$9.15
March 2015*	$10.47	$8.47
*Through and including March 25, 2015.

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

Dividend Reinvestment and Direct Stock Purchase Plan

On November 6, 2013, a registration statement on Form F-3 was declared effective by the SEC relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2014, no shares were issued pursuant to the plan.

Stockholders Rights Plan

On February 13, 2007, the Board of Directors adopted a stockholders rights agreement and declared a dividend of one preferred stock purchase right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.01 per share. The dividend was payable on February 27, 2007 to stockholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $115.00, subject to adjustment. We can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common stock.

This stockholders rights plan was designed to enable us to protect stockholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. We believe that the stockholders rights plan should enhance our Board of Director's negotiating power on behalf of stockholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals.

Listing

Our common shares are listed on the NYSE under the symbol "NAT."

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.

C. Material Contracts

For a description of our 2012 Credit Facility, which the Company entered into during the 2012 fiscal year, see "Item 5.—Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Our Borrowing Activitites."

In December 2014, the Company announced that it had entered into final contracts with Sungdong Shipbuilding & Marine Engineering Co., Ltd., or Sungdong, for the construction of two Suezmax tankers with a carrying capacity of 158,000 deadweight tons each. The two contracted newbuildings will be sold for a purchase price of approximately $65.0 million per vessel and are expected to be delivered in the third quarter 2016 and the first quarter 2017.

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

As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business) without the express authorization of the Ministers of Economic Development of Bermuda; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad"; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Economic Development of Bermuda.

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

The Publicly-Traded Test also requires our common shares be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares are considered to be "regularly traded" on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the "Listing Threshold." The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to as the Trading Volume Test.  Even if we do not satisfy both the Trading Frequency and Trading Volume Tests, the Treasury Regulations provide that the Tests will be deemed satisfied if our common shares are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares.

We believe that we satisfied the Publicly-Traded Test for our 2014 taxable year since, on more than half the days the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

Notwithstanding the foregoing, we will not satisfy the Publicly-Traded Test if 50% or more of the vote and value of our common shares is owned (or is treated as owned under certain stock ownership attribution rules) by persons each of whom owns (or is treated as owning under certain stock ownership attribution rules) 5% or more of the value of our common shares, or 5% Shareholders, for more than half the days during the taxable year, to which we refer to as the 5% Override Rule.   In the event the 5% Override Rule is triggered, the 5% Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be "qualified shareholders" for purposes of section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common shares for more than half the number of days during the taxable year.  In order to determine the persons who are 5% Shareholders, we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as having a 5% or more beneficial interest in our common shares.

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2014 taxable year.  Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2014 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate, or a United States Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the United States Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the United States Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a United States Individual Holder.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a United States Holder's holding period in our common shares, then such United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a QEF Election. As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.  In addition, if we were to be treated as a PFIC for taxable years ending on or after December 31, 2013, a United States Holder of our common shares would be required to file annual information returns with the IRS.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.nao.bm. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton, HM11, Bermuda.
Tel: +1 441 292 7202
Fax: +1 441 292 3266

We furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing summary unaudited financial information and other data. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

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

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $2.5 million in our interest expense for the year ended December 31, 2014.

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

We estimate that during 2014, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $7.4 million.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2014. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its 1992 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2014, our internal control over financial reporting was effective based on those criteria.

C. Attestation report of the registered public accounting firm.

The Company's internal control over financial reporting as of December 31, 2014 has been audited by Deloitte AS, an independent registered public accounting firm, as stated in their report included in this annual report.

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

ITEM 16.               RESERVED

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Ugland, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules. Mr. Ugland is "independent" as determined in accordance with the rules of the NYSE.
ITEM 16B.            CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2014, no such amendment was made or waiver granted.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

Our Board of Directors has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, Deloitte AS,  for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

FISCAL YEAR ENDED DECEMBER 31, 2014	$543,080
FISCAL YEAR ENDED DECEMBER 31, 2013	$993,982

Included in the amounts are services related to limited review procedures, review of registration statements and other filings with the SEC, and issuance of comfort letters and consents for the fiscal years 2014 and 2013 of $127,252 and $561,423, respectively. Also included in the amounts are costs associated with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal years 2014 and 2013 of $119,518 and $118,977, respectively.

B. Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2014	$0
FISCAL YEAR ENDED DECEMBER 31, 2013	$0

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
ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.
PART III
ITEM 17.               FINANCIAL STATEMENTS

See Item 18.
ITEM 18.               FINANCIAL STATEMENTS

See pages F-1 through F-31.

ITEM 19.               EXHIBITS

1.1	Memorandum of Association of the Company.
1.2	Bye-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on January 18, 2012.
2.1	Form of Share Certificate.
4.1	Restated Management Agreement dated June 30, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.4 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.
4.2	Amendment to Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.4 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.
4.3	Amendment to Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 29, 2004.

4.4	Amendment to Restated Management Agreement dated April 29, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.
4.5	Amendment to Restated Management Agreement dated November 19, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited.
4.6	Amendment to Restated Management Agreement dated May 3, 2008, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.
4.7	Amendment to Restated Management Agreement dated May 31, 2009, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on May 24, 2010.
4.8	Amendment to Restated Management Agreement dated July 1, 2010, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited.
4.9	Amendment to Restated Management Agreement dated December 1, 2011 between Scandic American Shipping Ltd. and Nordic American Tankers Limited.
4.10	Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated September 14, 2005, incorporated by reference into the Company's annual report on Form 20-F for the fiscal year ended December 31, 2005 filed June 30, 2006.
4.11	Addendum No. 1 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated September 21, 2006, incorporated by reference to Exhibit 4.6 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.
4.12	Addendum No. 2 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated April 15, 2008, incorporated by reference to Exhibit 4.8 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.
4.13	2011 Equity Incentive Plan Limited incorporated by reference to Exhibit 4.11 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 21, 2011.
4.14	Amendment to Restated Management Agreement dated January 10, 2013 between Scandic American Shipping Ltd. and Nordic American Tankers Limited incorporated by reference to Exhibit 4.14 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.
4.15	Share Purchase Agreement by and between Nordic American Tankers and Burma Shipping & Investment AS, dated as of December 15, 2012, incorporated by reference to Exhibit 4.15 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.
12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LTD.

/s/Turid M. Sørensen	March 27, 2015
Name: Turid M. Sørensen
Title: Chief Financial Officer & EVP

NORDIC AMERICAN TANKERS LIMITED

TABLE OF CONTENTS
_________________________________________________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tankers Limited
Hamilton, Bermuda

We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and its subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years ended December 31, 2014. We also have audited the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tankers Limited and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte AS

Oslo, Norway
March 27, 2015

Nordic American Tankers Limited
Consolidated Statements of Operations for the Years Ended December 31, 2014, 2013
and 2012
All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2014	2013	2012
Voyage Revenues	351,049	243,657	130,682
Voyage Expenses	(199,430)	(173,410)	(38,670)
Voyage Operating Expenses – Excluding Depreciation Expense Presented Below	(62,500)	(64,924)	(63,965)
General and Administrative Expenses	(14,863)	(19,555)	(14,700)
Depreciation Expenses	(80,531)	(74,375)	(69,219)
Impairment Loss on Vessel	-	-	(12,030)
Loss on Contract	-	(5,000)	-
Fees for provided services	1,500	-	-
Net Operating Loss	(4,775)	(93,608)	(67,902)
Interest Income	181	146	357
Interest Expenses	(12,244)	(11,518)	(5,854)
Dividends Received	252
Gain on shares	3,286
Other Financial Income (Expenses)	(1,126)	(391)	207
Total Other Expenses	(9,651)	(11,763)	(5,290)
Net Loss Before Income Taxes and Equity Income	(14,426)	(105,371)	(73,192)
Income Tax Expense	(47)	(86)	-
Equity Income	1,665	40	-
Net Loss	(12,808)	(105,417)	(79,192)

Basic and Diluted Loss per Share	(0.15)	(1.64)	(1.39)
Basic and Diluted Average Number of Common Shares Outstanding	85,401,179	64,101,923	52,547,623
Cash Dividends per Share	0.63	0.64	1.20

The footnotes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Comprehensive Income (Loss) for The Years Ended
December 31, 2014, 2013 and 2012
All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2014	2013	2012
Net Loss	(12,808)	(105,417)	(73,192)
Other Comprehensive Income (Loss) Current Period
Unrealized Gain (Losses) on Available-for-Sale Securities	(7,194)	-	128
Translation Differences	(425)	(160)	-
Unrealized loss on Defined benefit plan	(253)	-	-
Reclassification Adjustments
Reclassification of Realized Gains to Net Loss for Available-for-Sale Securities	-	84	-
Other Comprehensive Income (Loss)	(7,872)	(76)	128
Total Comprehensive Loss	(20,680)	(105,493)	(73,064)

The footnotes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Balance Sheets as of December 31, 2014 and 2013
All figures in USD '000, except share and per share amount

	As of December 31,
Assets	2014	2013
Current Assets
Cash and Cash Equivalents	100,736	65,675
Accounts Receivables, net	16,412	18,801
Prepaid Expenses	5,513	5,436
Inventory	22,223	24,281
Voyages in Progress	29,586	14,953
Other Current Assets	2,029	2,251
Total Current Assets	176,499	131,396
Non-Current Assets
Vessels, net	909,992	911,429
Goodwill	18,979	18,979
Investment in Nordic American Offshore Ltd	55,223	64,128
Other Non-Current Assets	8,331	10,504
Total Non-Current Assets	992,525	1,005,041
Total Assets	1,169,024	1,136,437

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	6,664	6,447
Accrued Voyage Expenses	8,784	6,249
Accrued Liabilities	8,587	6,567
Total Current Liabilities	24,035	19,263

Long Term Debt	250,000	250,000
Deferred Tax Liability	-	37
Deferred Compensation Liability	12,914	12,154
Total Liabilities	286,949	281,453

Commitment and Contingencies	-	-

Shareholders' Equity
Common Stock, Par Value $0.01 per Share 180,000,000 and 90,000,000 authorized, 89,182,001 and 75,382,001 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	892	754
Additional Paid-In Capital	114,291	208,240
Contributed Surplus	787,732	751,567
Accumulated Other Comprehensive Income	(8,032)	(160)
Accumulated Deficit	(12,808)	(105,417)
Total Shareholders' Equity	882,075	854,984
Total Liabilities and Shareholders' Equity	1,169,024	1,136,437

The footnotes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2014, 2013
and 2012
All figures in USD '000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Deficit	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2011	47,303,394	-	473	12,867	926,733	(212)	(72,298)	867,563
Accumulated coverage of loss as of December 31, 2011	-	-	-	-	(72,298)	-	72,298	-
Net Loss	-	-	-	-	-	-	(73,192)	(73,192)
Common Shares Issued, net of $2 million issuance cost	5,500,000	-	55	75,527	-	-	-	75,582
Reduction of share premium	-	-	-	(75,577)	75,577	-	-	-
Other Comprehensive Income	-	-	-	-	-	128	-	128
Compensation – Restricted Shares	112,245	-	1	1,540	-	-	-	1,541
Common Shares Repurchased – 2011 Equity Incentive Plan	-8,500	8,500	-	-	-	-	-	-
Share-Based Compensation	-	-	-	1,258	-	-	-	1,258
Return of Capital	-	-	-	-	(63,497)	-	-	(63,497)
Balance at December 31, 2012	52,907,139	8,500	529	15,615	866,515	(84)	(73,192)	809,383
Accumulated coverage of loss as of December 31, 2012	-	-	-	-	(73,192)	-	73,192	-
Net Loss	-	-	-	-	-	-	(105,417)	(105,417)
Common Shares Issued, net of $0.7 million issuance cost	20,556,250	-	206	172,405	-	-	-	172,611
Other Comprehensive Loss	-	-	-	-	-	(76)	-	(76)
Common Shares Issued in connection with acquisition of Scandic	1,910,112	-	19	18,127	-	-	-	18,146
Common Shares Repurchased – 2011 Equity Incentive Plan	-14,500	14,500	-	-	-	-	-	-
Share-Based Compensation	-	-	-	2,093	-	-	-	2,093
Return of Capital	-	-	-	-	(41,756)	-	-	(41,756)
Balance at December 31, 2013	75,359,001	23,000	754	208,240	751,567	(160)	(105,417)	854,984
Accumulated coverage of loss as of December 31, 2013	-	-	-	-	(105,417)	-	105,417	-
Net Loss	-	-	-	-	-	-	(12,808)	(12,808)
Common Shares Repurchased – 2011 Equity Incentive Plan	-10,000	10,000	-	(99)	-	-	-	(99)
Common Shares Distributed – 2011 Equity Incentive Plan	33,000	-33,000	-	-	-	-	-	-
Common Shares Issued, net of $0.2 million issuance cost	13,800,000	-	138	113,295	-	-	-	113,433
Reduction of share premium	-	-	-	(208,240)	208,240	-	-	-
Other Comprehensive Loss	-	-	-	-	-	(7,872)		(7,872)
Share Based Compensation	-	-	-	1,096	-	-	-	1,096
Return of Capital					(66,658)			(66,658)
Balance at December 31, 2014	89,182,001	-	892	114,291	787,732	(8,032)	(12,808)	882,075
The footnotes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2013 and 2012
	Year Ended December 31,
Cash Flows from Operation Activities	2014	2013	2012
Net Loss	(12,808)	(105,417)	(73,192)
Reconciliation of Net Loss to Net Cash Provided by (Used in) Operating Activates
Depreciation Expense	80,531	74,375	69,219
Impairment Loss on Vessel	-	-	12,030
Loss on Contract	-	5,000	-
Dry-dock Expenditure	(5,346)	(17,928)	(16,538)
Amortization of Deferred Finance Costs	1,228	1,228	1,365
Deferred Compensation Liability	782	832	1,391
Compensation – Restricted Shares	-	-	1,540
Share-based Compensation	997	2,093	1,258
Gain on Equity Method Investment	(3,285)	-	-
Adjustment of warrants to fair value	915
Other, net	(37)	(5)	(170)
Changes in Operating Assets and Liabilities
Accounts Receivables	3,539	(11,435)	17,532
Accounts Receivables, Related Party	-	-	(11,291)
Inventory	2,438	3,528	3,538
Prepaid Expenses and Other Current Assets	300	(130)	7,799
Accounts Payable and Accrued Liabilities	2,784	(3,796)	(7,609)
Accounts Payable, Related party	-	-	610
Voyages in Progress	(14,633)	4,390	5,233
Non-Current Related Party Receivables	-	-	(13,282)
Net Cash Provided by (Used in) Operating Activities	57,479	(47,265)	(567)

Cash Flows from Investing Activities
Proceeds from Sale of Marketable Securities	-	600	-
Investment in Vessels	(73,772)	(6,983)	(2,745)
Investment in Other Fixed Assets	(281)	(1,864)	-
Deposits and Loan Repayment from Seller	-	5,475	9,000
Investments in Nordic American Offshore Ltd	(11,403)	(65,004)	-
Acquisition of Orion Tankers Ltd	-	(271)	-
Cash Arising from Obtaining Control of Orion Tankers Ltd	-	6,544	-
Acquisition of Scandic American Shipping Ltd, net of Cash acquired	-	(7,641)	-
Acquisition of Scandic, Assets Held for Sale	-	(5,467)	-
Proceeds from Sale of Scandic Assets Held for Sale	-	5,467	-
Change in Restricted Cash	-	(5,000)	-
Return of Investments	3,772	-	-
Other, net	-	889	(129)
Net Cash Provided by (Used in) Investing Activities	(81,685)	(73,255)	6,126
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	113,433	172,611	75,582
Proceeds from Use of Credit Facility	-	40,000	270,000
Repayments on Credit Facility	-	(40,000)	(250,000)
Credit Facility Costs	-	-	(6,139)
Dividends Distributed	(54,069)	(41,756)	(63,497)
Net Cash Provided by Financing Activities	59,364	130,855	25,946
Net Increase in Cash and Cash Equivalents	35,158	10,335	31,505
Cash and Cash Equivalents at Beginning of Year	65,675	55,511	24,006
Effect of Exchange Rate changes on Cash and Cash Equivalents	(97)	(171)	-
Cash and Cash Equivalents at End of Year	100,736	65,675	55,511
Cash Paid for Interest	9,700	7,158	2,928
Cash Paid for Taxes	86	214	-
Fair value of shares distributed as dividend in kind	12,589	-	-

The footnotes are an integral part of these consolidated financial statements.

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

In January 2013 NAT acquired Scandic American Shipping Ltd. ("Scandic" or the "Manager") and Orion Tankers Ltd ("Orion"). Accordingly, these financial statements are presented on a consolidated basis for NAT and its subsidiaries ("the Company"). For the year ended December 31 2014 Scandic had the daily administrative, commercial and operational responsibility and Orion has provided services as the pool manager. The Group provided assistance in the formation of Nordic American Offshore in 2013, and Scandic has provided administrative services in 2014. For further details on the acquisition of the subsidiaries please see Note 3 and Note 9.

The Company is an international tanker company that currently owns 24 Suezmax tankers, including two newbuildings, an increase from three vessels owned in the autumn of 2004. The Company expects that the expansion process will continue over time and that more vessels will be added to its fleet. The 22 vessels the Company currently operates average approximately 156,000 dwt each.
In 2014, 2013 and 2012, the Company chartered all of its operating vessels into a spot market arrangement with Orion.
Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

The Company's Fleet
The Company's current fleet consists of 24 Suezmax crude oil tankers, including two newbuildings, and all of its 22 vessels in operation are employed in the spot market. The Company has entered into preliminary contracts for the construction of two Suezmax vessels expected to be delivered in the third quarter 2016 and first quarter 2017.

Vessel	Yard	Built	Deadweight Tons	Delivered to NAT
Nordic Harrier	Samsung	1997	151,459	August 1997
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,401	December 1997
Nordic Voyager	Dalian New	1997	149,591	November 2004
Nordic Fighter	Hyundai	1998	153,328	March 2005
Nordic Freedom	Daewoo	2005	159,331	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Saturn	Daewoo	1998	157,331	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006

Nordic Moon	Samsung	2002	160,305	November 2006
Nordic Apollo	Samsung	2003	159,998	November 2006
Nordic Cosmos	Samsung	2003	159,999	December 2006
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai	2010	163,940	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011
Nordic Sprinter	Hyundai	2005	159,089	July 2014
Nordic Skier	Hyundai	2005	159,089	August 2014
Newbuild #1	Sungdong			August 2016
Newbuild #2	Sungdong			January 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Revenue and Expense Recognition: Revenues and expenses are recognized on the accruals basis. Revenues are generated from spot charters.

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

Orion was established as equally owned by the Company and Frontline Ltd. ("Frontline"). On November 5, 2012, Frontline completed the withdrawal of its nine Suezmax tankers from the cooperative agreements, following which the Orion Tankers pool consists of 20 Suezmax vessels, all owned by the Company. The Company considers it appropriate to present the gross amount of earned revenue from the cooperative agreements from November 5, 2012, showing voyage expenses related to the voyage separately in the statements of operations.

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

Marketable Securities:  Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the statement of operations. Dividends received on available-for-sale securities are recognized in the statement of operations as other financial income.

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

Impairment of Vessels:
The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days. The Company estimates the daily time charter equivalent for the remaining operating days based on the most recent fifteen year historical average for similar vessels and utilizing available market data for spot market rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $9.7 million per vessel. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair value if the fair value is lower than the vessel's carrying value. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. In 2012, the Company recognized impairment charges on one vessel using an individual approach. There was no impairment on vessels in 2014 and 2013.

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

Investment in securities: Investment in securities in other entities where the Company does not have a "significant influence" is accounted for as available for sale when the securities have readily determinable fair values. Such investments are adjusted to fair value each reporting period, with the unrealized gain or loss being accounted in "Other Comprehensive Income" in the Balance Sheet. Gains and losses are recorded in the net income (loss) when securities are sold. Unrealized loss which is considered as an other than temporary decline is recorded in net income (loss).

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

Segment Information: The Company has identified only one operating segment. The Company has only one type of vessel – Suezmax crude oil tankers.

Geographical Segment: The Company does not provide a geographical analysis because the Company's business is global in nature and the location of its vessels continually changes.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. For further information on fair value of financial instruments please see Note 17.

Deferred Financing Costs: Finance costs, including fees, commissions and legal expenses, which are recorded in the Balance Sheet are deferred and amortized on a straight-line basis over the term of the debt agreement. Using the straight line basis is not materially different than using the interest method Amortization of finance costs are included in "Interest Expense" in the Statement of Operations.

Stock-Based Payments:
Share-Based Compensation:  The compensation costs for all of the Company's stock-based compensation awards are based on the fair value method. As of December 31, 2014 the Company does not have any stock based compensation.

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

The agreement which gave the Manager the right to be issued restricted shares was terminated when the Manager was acquired in January 2013.

Income Taxes:  The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

The Group includes two wholly-owned subsidiaries in Norway which are subject to income tax in their jurisdictions at 28 % of their taxable profit. The income tax incurred in Norway for the year ended December 31, 2014 and 2013 was $47,000 and $65,000, respectively.

Concentrations:
Fair value: The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors is an important consideration associated with the Company's assessment of whether the carrying amounts of its own vessels are recoverable.

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

Accounts receivable, net, consists of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made. For the years ended December 31, 2014 and 2013, the Company did not record an allowance for doubtful accounts.

Interest risk: The Company is exposed to interest rate risk for its debt borrowed under the Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no such outstanding derivatives at December 31, 2014 and 2013, and has not entered into any such arrangements during 2014, 2013 or 2012.

Recent Accounting Pronouncements:
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Costumers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The ASU will be effective for the first interim period beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated statements and related disclosures.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance regarding management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The standard is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.
In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which provides new authoritative guidance regarding whether reporting entities should consolidate certain legal entities. The standard is effective for annual periods beginning after December 15, 2015 and interim periods within annual periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity also may apply the amendments retrospectively. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

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
On December 15, 2012, the Company entered into an agreement to acquire 100% of the shares of the Manager. The acquisition is described in note 9.
For its services under the Management Agreement, the Manager receives a management fee of $150,000 per annum for the total fleet and is reimbursed for all of its costs incurred in connection with its services. The management fee was reduced from $500,000 to $150,000 per annum effective January 10, 2013.
The Company recognized $3.9 million of total costs for services provided under the Management Agreement for the year ended December 31, 2012. These costs are included in "General and Administrative Expenses" in the statements of operations. All fees paid, and related party balances, are eliminated in the consolidated financial statements as of and for the year ended December 31, 2014 and 2013.

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
In January 2014, the Company distributed 33,000 of its Treasury Shares among 14 persons employed in Scandic and Orion.
As of December 31, 2014, a total number of 226,000 restricted common shares that are subject to vesting have been allocated among 27 persons employed in the management of the Company, by the Manager, Orion and the members of the Board of Directors. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the vesting period.
Board Member and Employees:
Mr. Jan Erik Langangen, Board Member and advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2014, 2013 and 2012, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the statements of operations. There was $0 million included within "Accounts Payable" at December 31, 2014 and 2013, respectively.

In 2014 NAT entered into an agreement with an immediate family member of the Chairman, for the use of an asset owned by him for corporate and marketing activities.  NAT pays a fixed annual fee for this agreement and fees associated with the actual use. The cost of this arrangement for the year ended December 31, 2014 was $0.1 million, which is included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2014.

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
As of December 31, 2014 and 2013, Orion is a subsidiary and all intercompany balances and transactions have been eliminated in the consolidated financial statements.
Nordic American Offshore Ltd.:
Nordic American Offshore Ltd. ("NAO") was established on November 27, 2013 with a private equity placement of $250 million, and operates Platform Supply Vessels ("PSV") in the offshore sector. NAT participated with $65 million in the equity placement, which gave an ownership of 26%. As of December 31, 2013, NAO was accounted for using the equity method of accounting. During 2014 ownership has been reduced to 17% and the Company no longer has significant influence over NAO. Accordingly the investment is recognized as an available for sale security as of December 31, 2014. The investment is measured at fair value, and unrealized gains and losses are excluded from earnings, and reported as other comprehensive income until realized. Dividend income is recognized in earnings, a total of $0.2 million has been recognized for the year ended December 31, 2014.

In December 2014 the Company acquired 488,216 shares in the market, giving an ownership of 19.2 % as of December 31, 2014.

In addition to participating in the equity placement the Company also assisted with the coordination of the establishment of NAO. As compensation for its services the Company received 833,333 warrants with an exercise price of $15.00 per common share. The warrants vest in 20 % increments at each 10% increase in the volume weighted average price, or VWAP, of NAO's common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. As of December 31, 2014 333,333 warrants have vested, but have not been exercised and are not in the money as of December 31, 2014. The warrants expire on December 31, 2015.

Scandic performs supportive functions for NAO from January 1, 2014 which generate external revenues for the Group. In addition, general and administrative costs incurred by Scandic, which in prior periods have been fully reimbursed by NAT, are allocated for reimbursement between NAO and NAT from January 1, 2014.

For further information and details on the investment in NAO please see Note 9.

4.	REVENUE

In 2014, 2013 and 2012, the Company chartered all of its operating vessels into a spot market arrangement with Orion. The Orion Tankers Pool was established in November 2011, and was equally owned by the Company and Frontline until the Company acquired the remaining shares in January 2013.
The table below provides the breakdown of revenues recorded as per the net method and the gross method.

Voyage Revenues All figures in USD '000	2014	2013	2012
Net pool spot market earnings, cooperative arrangements	-	-	77,287
Gross pool spot market earnings, Orion Tankers pool	-	-	36,339
Gross spot market earnings, through spot charters	351,049	243,657	17,056
Total Voyage Revenues	351,049	243,657	130,682

The Orion Tankers Pool accounted for 98% and Gemini Tankers LLC accounted for 2% of the Company's revenues for the year ended December 31, 2012. For the year ended December 31, 2014 two customers accounted for 40% of the total revenues and for the year ended December 31, 2013 two customers accounted for 42% of the total revenues.

Accounts receivable, net, as of December 31, 2014 and 2013 were $16.4 million and $18.8 million, respectively. Three charterers accounted for 62% of outstanding amount as of December 31, 2014 and, four charterers accounted for 52 % the outstanding amount as of December 31, 2013.

5.	GENERAL AND ADMINISTRATIVE EXPENSES
All figures in USD '000	2014	2013	2012
Management fee to related party	-	-	500
Directors and officers insurance	86	80	74
Salaries and wages	7,734	6,560	3,282
Audit, legal and consultants	1,431	5,575	1,007
Administrative services provided by related party	-	-	3,930
Other fees and expenses	4,076	4,213	1,718

Compensation – Restricted shares to Manager	-	-	1,540
Share-based compensation	1,096	2,093	1,258
Deferred compensation plan	440	1,033	1,391
Total for year ended December 31,	14,863	19,555	14,700

General and administrative expenses for the year ended December 31, 2014 and 2013 also include those of Scandic and Orion. Accordingly, the administrative services provided by related party are eliminated, and the expenses in the subsidiaries are presented under the remaining items.

Expenses for "Audit, legal and consultants" for the year ended December 31, 2013 include one-time charges related to the acquisition of Scandic of $2.5 million and legal fees related to the Gulf Navigation Holding PSJ arbitration of $1.0 million.

Expenses for "Other fees and expenses" for the year ended December 31, 2013 include one- time charges related to the acquisition of Scandic of $1.1 million, and $2.2 million in General and Administrative expenses incurred in the subsidiaries.

The subsidiaries employees have a deferred group benefit plan. The deferred liability for the employees as of December 31, 2014 and 2013 are $0.4 million and $0.1 million, respectively, and recognized cost in the statement of operations for the year ended December 31, 2014 and 2013 is $0.4 million and $0.3 million, respectively.

6.	DEFERRED COMPENSATION LIABILITY
In 2010, the Board of Directors approved an unfunded deferred compensation agreement for Turid M. Sørensen, the Company's Chief Financial Officer and Executive Vice President. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 20.5 years up to a maximum of 66% of the salary level at the time of retirement, age of 67. Interest is imputed at 2.30% and 4.00% as of December 31, 2014 and 2013, respectively. The rights under the agreement commenced in May 2008. As the agreement was effective in 2010, vested rights under the agreement were recognized in 2010.

In May 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 14 years up to a maximum of 66% of the salary level at the time of retirement, age of 70. Interest is imputed at 2.30% and 4.00% as of December 31, 2014 and 2013, respectively. The rights under the agreement commenced in October 2004. The CEO has the right to require a bank guarantee for the deferred compensation liability and the CEO has served in his position since the inception of the Company in 1995.

The total expense, related to the deferred compensation agreements for the Chairman, President and CEO and for the Company's Chief Financial Officer and Executive Vice President, recognized in 2014, 2013 and 2012 were $0.4 million, $0.8 million and $1.4 million, respectively.

7.	VESSELS, NET
Vessels, net, consist of the carrying value of 22 vessels and 20 vessels for the year ended December 31, 2014 and December 31, 2013, respectively. Vessels, net include drydocking costs.

All Figures in USD '000	Vessels	Drydocking	Total
Carrying Value December 31, 2013	872,846	38,583	911,429
Accumulated Depreciation December 31, 2013	460,422	27,063	487,485
Depreciation Expense 2013	62,781	11,241	74,022
Carrying Value December 31, 2014	882,221	27,771	909,992
Accumulated Depreciation December 31, 2014	524,651	42,994	567,645
Depreciation Expense 2014	64,229	15,931	80,160
Acquisition of vessels 2014	73,604	300	73,904

Impairment Loss on Vessels
The Company recorded impairment loss on vessels of $nil, $nil and $12.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels may not be recoverable. For the year ended December 31, 2014 the Company performed impairment tests at each quarter end. Impairment tests performed did not result in carrying value for any of the Company's vessels exceeding future undiscounted cash flows.

During the fourth quarter of 2012, the Company identified one vessel where the Company believed that future undiscounted cash flow was less than the carrying value and therefore not fully recoverable. The impairment loss recorded is equal to the difference between the asset's carrying value and estimated fair value.

8.	OTHER NON-CURRENT ASSETS
All figures in USD '000	2014	2013
Fixture, Furniture and Equipment	1,099	1,129
Warrants	-	915
Deferred Finance Costs	2,232	3,460
Long term deposit	5,000	5,000
Total as of December 31,	8,331	10,504

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

For further information related to the warrants please see Note 9

9.	INVESTMENTS
Acquisition of Subsidiaries
Effective January 10, 2013 the Company acquired Scandic American Shipping Ltd. The purchase price was $33.3 million, of which $18.1 million was paid in shares, $8.0 million was paid in cash and $7.2 million was payable to the seller for additional assets which were sold during the first quarter of 2013. The number of shares issued were 1,910,112, trading at $9.50 on the acquisition date. The share component of the purchase price is subject to a one-year lock-up, while the cash component was primarily used by the seller to pay taxes associated with this transaction. The transaction was effective January 10, 2013. The Manager is a wholly-owned subsidiary of the Company. In addition to gaining full direct control of the Manager's operations, the Company is no longer obligated to maintain the Managers ownership of the Company's common shares at 2%. The Company shares owned by the Manager were not part of the transaction and remained with the seller. The acquisition was accounted for using the acquisition method.
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
All services provided by Orion were to the Group for the year ended December 31, 2013. Scandic has provided management services to NAO for the years ended December 31, 2014 and 2013, all other services provided by Scandic was to the Group. All intercompany transactions and balances are eliminated in the Consolidated Financial Statements.
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

Investments in Nordic American Offshore Ltd
NAO was established on November 27, 2013 with a private equity placement of $250 million. The Company participated with $65 million, which represented 26 % of the Company.
The investment gave the Company significant influence over NAO, and the investment was accounted for using the equity method of accounting. The method of accounting is described in Note 2. The Company recognized equity income of $40,000 on the investment for the year ended December 31, 2013.

In 2014 NAT distributed 699,802 NAO shares as dividend-in-kind to its shareholders. The shares were measured at fair value at the time of the distribution, and a gain of $2.1 million was recognized in the Statement of Operations.

The distribution of shares reduced the Company's ownership to 17%. Based on the remaining ownership in NAO and that the Company does not have a right or opportunity to elect or remove Board Members in NAO, the Company determined that it no longer has significant influence over NAO and has discontinued accounting for the investment as an equity method investment. The investment has a readily determinable fair value, and has been subsequently classified as available for sale.

Before discontinuing the equity method, equity income of $1.7 million and gain on shares of $3.3 million were recognized in the Statements of Operations and cash dividends of $2.1 million were received from NAO. Dividends in excess of equity income are a return of investment and were recognized as a reduction of the carrying value of the investment.

Subsequent to discontinuing the equity method, the Company has received $3.6 million cash as dividend from NAO. Of this amount $3.4 million is a return of investment, which has reduced the cost value of the investment in NAO.
NAO was stock listed on NYSE June 12, 2014. As compensation for coordinating this transaction NAT received 833,333 warrants with an exercise price of $15.00 per common share. The warrants vest in 20 % increments at each 10% increase in the volume weighted average price, or VWAP, of NAO's common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. As of December 31, 2014 333,333 of the warrants have vested, but have not been exercised and are not in the money. The warrants expire on December 31, 2015.

The warrants were recognized as "Other Non-current Assets" in the Consolidated Balance Sheets as of December 31, 2013. As of December 31, 2014 the warrants have no accounted value.

10.	SHARE-BASED COMPENSATION PLAN
Management Agreement
In order to align the Manager's interests with the Company's, the Company agreed to issue to the Manager restricted common shares equal to 2% of its outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager was entitled to receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. During the years ended December 31, 2012, the Company issued to the Manager 112,245 restricted shares at an average fair value of $13.73. In December 2012, the Company announced that it would acquire 100% of the shares of the Manager. The acquisition was effective January 10, 2013. In addition to gaining full direct control of the Manager's operations, the Company is no longer obligated to maintain the Manager's ownership of the Company's common shares at 2%. The compensation for the Manager was partly in shares, and the Company issued 1,910,112 new shares related to the acquisition, the shares have a lock up period of one year from issuance.
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
Of the 400,000 shares of restricted stock awards granted under the equity incentive plan, 326,000 restricted shares were granted on February 23, 2011, at a grant date fair value of $23.88 per share, and 74,000 restricted shares were granted on August 5, 2011, at a grant date fair value of $18.05 per share. The Company repurchased 10,000, 14,500 and 8,500 restricted common shares in 2014, 2013 and 2012, respectively. These shares were originally granted on February 23, 2011.
The fair value of restricted shares is estimated based on the market price of the Company's shares. The fair value of restricted shares granted to employees is measured at grant date and the fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date.
The shares are considered restricted as the shares vest after a period of four years and five years from the time of distribution.
The compensation cost for employees, Directors and non-employees is recognized on a straight-line basis over the vesting period and is presented as part of the General and Administrative expenses. The total compensation cost related to restricted shares under the plan for the year ended December 31, 2014 was $1.1 million, compared to $2.1 million for the year ended December 31, 2013 and $1.3 million for the year ended December 31, 2012.
In 2014, 2013 and 2012 respectively, the Company repurchased from employees who had resigned from the Manager 10,000, 14,500 and 8,500 restricted common shares that had a four-year cliff vesting period. The total 33,000 restricted common shares was held as treasury shares as of December 31, 2013, and distributed to new employees in the Manager and Orion in 2014.
In 2013 the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted. The lifting of the vesting requirements was in relation to the acquisition of Scandic American Shipping Ltd. This resulted in $1.1 million being charged to General and Administrative expense in the first quarter of 2013.
As of December 31, 2014, unrecognized cost related to unvested shares aggregated $ 0.4 million, which will be recognized over a weighted period of 0.6 years. Of the 226,000 restricted shares under the Plan, 193,000 will be fully vested in February 2015.
The tables below summarize the Company's restricted stock awards as of December 31, 2014:

	Restricted shares - Employees	Weighted- average grant-date fair value - Employees	Restricted shares - Non- employees	Weighted- average grant-date fair value - Non-employees
Non-vested at January 1, 2014	163,000	$23.88	40,000	$24.84
Granted during the year	-	-	33,000	9.84
Vested during the year	-	-	-	-
Forfeited during the year	(10,000)	-	-	-
Non-vested at December 31, 2013	153,000	$23.88	73,000	$18.06

The tables below summarize the Company's restricted stock awards as of December 31, 2013:

	Restricted shares - Employees	Weighted- average grant-date fair value - Employees	Restricted shares - Non- employees	Weighted- average grant-date fair value - Non-employees
Non-vested at January 1, 2013	163,000	$23.88	228,500	$22.06
Granted during the year	-	-	-	-
Vested during the year	-	-	(174,000)	-
Forfeited during the year	-	-	(14,500)	-
Non-vested at December 31, 2013	163,000	$23.88	40,000	$24.84

The total fair value of the shares vested in 2013 was $1.7 million.

11.	LONG-TERM DEBT
2012 Credit Facility:
On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "2012 Credit Facility"). Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The 2012 Credit Facility matures in October 2017.
Borrowings under the 2012 Credit Facility are secured by first priority mortgages over the Company's vessels and assignments of earnings and insurance. Under the 2012 Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of equity; (ii) a minimum equity ratio; (iii) a minimum level of liquidity; and (iv) positive working capital.  The 2012 Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2012 Credit Facility. The finance costs of $6.1 million incurred in connection with the refinancing of the 2012 Credit Facility has been deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis, which do not deviate from an effective interest method in any material way.

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
Total commitment fees and interest paid, for the 2012 Credit Facility, for the year ended December 31, 2014 and 2013 and the 2005 and 2012 Credit Facility, for the year ended December 31, 2012 were $11.7 million, $9.7 million and $2.9 million, respectively. The undrawn amount of 2012 Credit Facility as of December 31, 2014 and December 31, 2013 was $180.0 million. The Company was in compliance with its loan covenants as of December 31, 2014.

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
The financing costs of $6.1 million incurred related to the 2012 Credit Facility that the Company entered into on October 26, 2012 are deferred and amortized over the term of the 2012 Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 31, 2014, 2013 and 2012 was $1.2 million, $1.2 million and $1.4 million, respectively. Total deferred financing costs were $3.3 million and $4.6 million at December 31, 2014 and 2013, respectively.

13.	ACCRUED LIABILITIES

All figures in USD '000	2014	2013
Accrued Interest	1,452	1,600
Accrued Expenses	4,481	4,967
Deferred revenue	2,654	-
Total as of December 31,	8,587	6,567

14.	EARNINGS (LOSS) PER SHARE
Basic earnings per share ("EPS") are computed by dividing net income/(loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

For the year ended December 31, 2014, 2013 and 2012, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive. For the years ended December 31, 2014 and 2013, the Company had 400,000 restricted shares outstanding, which were included in the total common shares issued and outstanding as at December 31, 2014 and 2013, respectively.

All figures in USD	2014	2013	2012
Numerator:
Net Loss	(12,808,441)	(105,417,590)	(73,191,830)
Denominator:
Basic - Weighted Average Common Shares Outstanding	85,401,179	64,101,923	52,547,623
Dilutive – Weighted-Average Common Shares Outstanding	85,401,179	64,101,923	52,547,623
Loss per Common Share:
Basic	(0.15)	(1.64)	(1.39)
Diluted	(0.15)	(1.64)	(1.39)

15.	SHAREHOLDERS' EQUITY
Authorized, issued and outstanding common shares roll-forward is as follows:

All figures in USD ´000, except number of shares	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of January 1, 2012	90,000,000	47,303,394	473
Common Shares Issued in Follow-on Offering		5,500,000	55
Compensation – Restricted Shares		112,245	1
Balance as of December 31, 2012	90,000,000	52,915,639	529
Common Shares Issued in Follow-on Offering		20,556,250	206
Shares issued in connection with the Scandic acquisition		1,910,112	19
Balance as of December 31, 2013	90,000,000	75,382,001	754
Common Shares Issued in Follow-on Offering		13,800,000	138
Increase in Authorized Shares	90,000,000
Balance as of December 31, 2014	180,000,000	89,182,001	892

Of the shares issued and outstanding a total of 2,600,663, 2,600,663 and 690,551 were restricted shares issued to the Manager under the former management agreement, and 73,000, 40,000 and 217,500 shares were restricted  to members of the Board and employees as of December 31, 2014, 2013 and 2012, respectively.
On June 17, 2014, at its Annual General Meeting ("AGM") held in Bermuda, the Company increased authorized share capital from 90,000,000 common shares to 180,000,000.
In April 2014, the Company completed an underwritten public offering of 13,800,000 common shares which increased its equity by $113.4 million.
In April and November 2013, the Company completed an underwritten public offering of 11,212,500 and 9,343,750 common shares which strengthened the equity by $102.2 million and $70.9 million, respectively.
Compensation for Scandic was partly paid in shares. The Company transferred 1,910,112 shares which are subject to a one-year lock up. For further background and details related to the acquisition please see Note 3 and 9.
In January 2012, the Company completed an underwritten public offering of 5,500,000 common shares which increased the equity by $75.6 million.
Additional Paid in Capital
Included in Additional Paid in Capital is the Company's Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to its creditors and a subsequent period for creditor notice of concern, regarding the Company's intention to make such funds available for distribution following shareholder approval. The Share Premium Fund was $77.4 million and $172.4 million as of December 31, 2014 and 2013 respectively. Credits and Charges to Additional Paid in Capital were a result of the accounting for the Company's share based compensation programs and issuance of shares in relation to the acquisition of Scandic.
On June 17, 2014, at the Company's Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $208.2 million. The legal procedures related to this reduction were finalized in July 2014, upon which the amount became eligible for distribution
Contributed Surplus Account
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

For 2014, the Company had a net loss of $12.8 million. As such, all dividend distributions were charge to the Company's Contributed Surplus Account. The accumulated deficit at year end of 2013 was charged against the Company's Contributed Surplus Account in 2014. The accumulated deficit at the end of 2014 is to be charged against the Company's Contributed Surplus Account in 2015.

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

16.	COMMITMENTS AND CONTINGENCIES
Nordic Harrier
The arbitration hearings involving the Suezmax vessel Gulf Scandic (now named Nordic Harrier) have finished. Gulf Navigation Holding PJSC (GulfNav) was the other party in the arbitration. The case relates to the 6 year bareboat charter with GulfNav of the Gulf Scandic covering the period 2004 to 2010.

When the vessel was redelivered to the Company by the charterer in October 2010, it was in very poor technical condition. The vessel had not been operated according to sound maintenance practices by the charterer. The Company had the vessel repaired in the autumn of 2010/spring 2011, and made a claim against GulfNav for costs incurred. A London arbitration panel ruled in favor of NAT at the end of January 2014 and awarded the Company $10.2 million plus direct costs and calculated interest. Any amounts received will be recorded upon receipt, no amounts were received in 2014.

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
No claims have been filed against the Company for the fiscal years 2014, 2013 or 2012, and the Company has not been a party to any legal proceedings for the years ended December 31, 2014, 2013 and 2012, except for information set forth above.

17.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

The Company did not hold any material derivative instruments during 2012. In 2013 the Company received warrants as compensation for its contribution in coordinating the establishment of NAO. The warrants hold no value, and have low associated risk. For further background and details related to the warrants please see Note 9.
The majority of NAT and its subsidiaries' transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company's cash flows.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The investment in NAO, which is listed on the NYSE, is an available-for-sale security. Accordingly the carrying value of the investment is measured at fair value in the statement of financial position.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears variable interest rates.
-	The estimated fair value of the warrants in NAO was calculated based on a Black-Scholes model using comparative market data for other companies in the Platform Supply Vessel, or "PSV", segment to estimate volatility, and by assigning an estimated probability for achieving the exercise levels presented in Note 9.
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the balance sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2014 and 2013 are as follows:
All figures in USD '000	Fair Value Hierarchy Level	2014 Fair Value	2014 Carrying Value	2013 Fair Value	2013 Carrying Value
Cash and Cash Equivalents	1	100,736	100,736	65,675	65,675
Investment in NAO	1	55,223	55,223	-	-
Warrants in NAO	3	-	-	915	915
Credit Facility		(250,000)	(250,000)	(250,000)	(250,000)

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

SUBSEQUENT EVENTS
On January 9, 2015 the Company declared a cash dividend of $0.14 per share in respect of the results for the fourth quarter of 2014, with a payment date of February 9, 2015.