Form 20-F/A
period 2014-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2015-04-29
CIK 1000177

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

As of December 31, 2014, there were 89,182,001 shares outstanding of the Registrant's common stock, $0.01 par value per share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

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

EXPLANATORY NOTE

This Amendment No. 1 (the "Amendment No. 1") to the Annual Report on Form 20-F of Nordic American Tankers Limited (the "Company") for the year ended December 31, 2014, filed with the Securities and Exchange Commission (the "SEC") on March 27, 2015 (the "Original Form 20-F"), is being filed solely to correct certain figures appearing in the Contractual Obligations table contained in Item 5. "Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations" of the Original Form 20-F, to insert a reference to Exhibit 8.1—Subsidiaries of Nordic American Tankers Limited in Item 19. "Exhibits," which exhibit was previously filed with the Original Form 20-F, but was not referenced in Item 19, and to add incorporation by reference cross-references for Exhibits 1.1, 1.2, 4.5, 4.8 and 4.9, which were inadvertently omitted. Specifically, under Item 5, the Company has corrected the table entitled "Contractual Obligations" for the row entitled "Newbuilds" and the columns entitled "Less than 1 year" and "1-3 years," which previously read "-" and "128,000," to "64,000" and "64,000," respectively. Within this same table and under the same columns, the Company has also corrected the rows entitled "Total,"  which previously read "10,082" and "396,484," to "74,082" and "332,484," respectively. We have also affirmatively marked our status as a well-known seasoned issuer. No other changes have been made in this Amendment No. 1.

This Amendment No. 1 does not, and does not purport to, amend, modify, update, restate or change in any way the information contained or disclosures made in the Original Form 20-F, including the previously reported consolidated financial statements, and all other portions of the Original Form 20-F remain in effect. This Amendment No. 1 speaks as of the original filing date of the Original Form 20-F, and does not reflect events that may have occurred subsequent to the date the Form 20-F was filed with the SEC.

The Company is filing as Exhibits 12.1 and 12.2 to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements are contained within this Amendment No. 1, the Company is not including the certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2014.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2012 Credit Facility (1)	250,000	-	250,000	-	-
Interest Payments (2)	22,548	7,958	14,590	-	-
Commitment Fees (3)	6,018	2,124	3,894	-	-
Deferred Compensation Agreement (4)	12,475	-	-	-	12,475
Newbuilds (5)	128,000	64,000	64,000	-	-
Total	419,041	74,082	332,484	-	12,475

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2014.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2014. Estimate based on applicable interest rate and drawn amount as of December 31, 2014.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2014. Estimate based on applicable commitment fee and drawn amount as of December 31, 2014.
(4)	Refers to estimated deferred compensation agreements payable to the Company's CEO and CFO as of December 31, 2014.
(5)	Refers to obligation to pay for two newbuilding contracts for vessels to be delivered.

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

PART III

ITEM 19.  EXHIBITS
1.1	Memorandum of Association of the Company incorpoated by reference to Exhibit 1.1 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.
1.2	Bye-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on January 18, 2012.
2.1	Form of Share Certificate incorporated by reference to Exhibit 2.1 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.
4.1	Restated Management Agreement dated June 30, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.4 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.
4.2	Amendment to Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.4 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2005.
4.3	Amendment to Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 29, 2004.

4.4	Amendment to Restated Management Agreement dated April 29, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.
4.5	Amendment to Restated Management Agreement dated November 19, 2005, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission April 17, 2012.
4.6	Amendment to Restated Management Agreement dated May 3, 2008, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.3 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.
4.7	Amendment to Restated Management Agreement dated May 31, 2009, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on May 24, 2010.
4.8	Amendment to Restated Management Agreement dated July 1, 2010, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited incorporated by reference to Exhibit 4.8 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.
4.9	Amendment to Restated Management Agreement dated December 1, 2011 between Scandic American Shipping Ltd. and Nordic American Tankers Limited incorporated by reference to Exhibit 4.9 to the Companys annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.
4.10	Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 1 thereto, dated September 14, 2005, incorporated by reference into the Company's annual report on Form 20-F for the fiscal year ended December 31, 2005 filed June 30, 2006.
4.11	Addendum No. 1 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated September 21, 2006, incorporated by reference to Exhibit 4.6 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on June 29, 2007.
4.12	Addendum No. 2 to Revolving Credit Facility Agreement by and among the Company and the financial institutions listed in schedule 2 thereto, dated April 15, 2008, incorporated by reference to Exhibit 4.8 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 9, 2008.
4.13	2011 Equity Incentive Plan Limited incorporated by reference to Exhibit 4.11 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 21, 2011.
4.14	Amendment to Restated Management Agreement dated January 10, 2013 between Scandic American Shipping Ltd. and Nordic American Tankers Limited incorporated by reference to Exhibit 4.14 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.
4.15	Share Purchase Agreement by and between Nordic American Tankers and Burma Shipping & Investment AS, dated as of December 15, 2012, incorporated by reference to Exhibit 4.15 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.
8.1	Subsidiaries of Nordic American Tankers Limited.**
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.*
12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
15.1	Consent of Independent Registered Public Accounting Firm.**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document**

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document**

*    Filed herewith
**    Previously filed with the Original Form 20-F on March 27, 2015.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LTD.

/s/Turid M. Sørensen	April 29, 2015
Name: Turid M. Sørensen
Title: Chief Financial Officer & EVP