Form 20-F
period 2015-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2016-03-23
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, there were 89,182,001 shares outstanding of the Registrant's common stock, $0.01 par value per share.

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
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "could" and similar expressions, terms, or phrases may identify forward-looking statements.
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
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in the petroleum production levels set by the Organization of the Petroleum Exporting Countries, or OPEC, and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

TABLE OF CONTENTS

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	2
	C. Reasons for the offer and use of Proceeds	2
	D. Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	14
	A. History and Development of the Company	15
	B. Business Overview	16
	C. Organizational Structure	27
	D. Property, Plant and Equipment	27
ITEM 4A.	UNRESOLVED STAFF COMMENTS	27
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
	A. Operating Results	28
	B. Liquidity and Capital Resources	32
	C. Research and Development, Patents and Licenses, Etc.	33
	D. Trend Information	33
	E. Off Balance Sheet Arrangements	33
	F. Tabular Disclosure of Contractual Obligations	33
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
	A. Directors and Senior Management	38
	B. Compensation	41
	C. Board Practices	42
	D. Employees	42
	E. Share Ownership	42
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	43
	A. Major Shareholders	43
	B. Related Party Transactions	43
	C. Interests of Experts and Counsel	45
ITEM 8.	FINANCIAL INFORMATION	45
	A. Consolidated Statements and other Financial Information	45
	B. Significant Changes	45
ITEM 9.	THE OFFER AND LISTING	45
ITEM 10.	ADDITIONAL INFORMATION	47
	A. Share Capital	47
	B. Memorandum and Articles of Association	47
	C. Material Contracts	49
	D. Exchange Controls	50
	E. Taxation	51

	F. Dividends and Paying Agents	59
	G. Statement by Experts	59
	H. Documents on Display	59
	I. Subsidiary Information	59
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	59
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	60
PART II		61
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	61
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	61
ITEM 15.	CONTROLS AND PROCEDURES	61
	A. Disclosure Controls and Procedures.	61
	B. Management's annual report on internal control over financial reporting.	61
	C. Attestation report of the registered public accounting firm.	61
	D. Changes in internal control over financial reporting.	62
ITEM 16.	RESERVED	62
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	62
ITEM 16B.	CODE OF ETHICS	62
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	62
	A. Audit Fees	62
	B. Audit-Related Fees	62
	C. Tax Fees	63
	D. All Other Fees	63
	E. Audit Committee's Pre-Approval Policies and Procedures	63
	F. Not applicable.	63
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	63
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS	63
ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT	63
ITEM 16G.	CORPORATE GOVERNANCE	64
ITEM 16H.	MINE SAFETY DISCLOSURE	64
PART III		64
ITEM 17.	FINANCIAL STATEMENTS	64
ITEM 18.	FINANCIAL STATEMENTS	64

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

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

A. Selected Financial Data

The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5.Operating and Financial Review and Prospects.  The Statements of Operations and other financial data for each of the three years ended December 31, 2015, 2014 and 2013 and selected balance sheet data as of December 31, 2015 and 2014 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations data for each of the years ended December 31, 2012 and 2011 and selected balance sheet data for each of the years ended December 31, 2013, 2012 and 2011 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA	Year ended December 31,
All figures in thousands of USD except share data	2015	2014 (Adjusted*)	2013	2012	2011
Voyage Revenues	445,738	351,049	243,657	130,682	94,787
Voyage Expenses	(158,656)	(199,430)	(173,410)	(38,670)	(14,921)
Vessel Operating Expense	(66,589)	(62,500)	(64,924)	(63,965)	(54,859)
General and Administrative Expenses	(9,790)	(14,863)	(19,555)	(14,700)	(15,394)
Depreciation Expenses	(82,610)	(80,531)	(74,375)	(69,219)	(64,626)
Impairment Loss on Vessel	-	-	-	(12,030)	-
Loss on Contract	-	-	(5,000)	-	(16,200)
Fees for Provided Services	-	1,500	-	-	-
Net Operating Income (Loss)	128,093	(4,775)	(93,608)	(67,902)	(71,213)

Interest Income	114	181	146	357	1,187
Interest Expense	(10,855)	(12,244)	(11,518)	(5,854)	(2,130)
Other Financial Income (Expense)	(2,725)	3,672	(437)	207	(142)
Total Other Expenses	(13,467)	(8,391)	(11,809)	(5,290)	(1,085)
Net Income (Loss)	114,627	(13,166)	(105,417)	(73,192)	(72,298)

Basic Earnings (Loss) per share	1.29	(0.15)	(1.64)	(1.39)	(1.53)
Diluted Earnings (Loss) per share	1.29	(0.15)	(1.64)	(1.39)	(1.53)
Cash Dividends Declared per share	1.38	0.63	0.64	1.20	1.15
Basic Weighted Average Shares Outstanding	89,182,001	85,401,179	64,101,923	52,547,623	47,159,402
Diluted Weighted Average Shares Outstanding	89,182,001	85,401,179	64,101,923	52,547,623	47,159,402
Market price per common share as of December 31,	15.54	10.07	9.70	8.75	11.99

Other financial data:
Net cash Provided by (Used in) operating activities	174,392	57,460	(47,265)	(567)	(12,163)
Cash Dividends paid	123,071	54,069	41,756	63,497	54,273
Selected Balance Sheet Data (at period end):
Cash and cash equivalents	29,889	100,736	65,675	55,511	24,006
Total assets	1,244,626	1,175,860	1,136,437	1,085,624	1,125,385
Total long-term debt	330,000	250,000	250,000	250,000	230,000
Common stock	892	892	754	529	473
Total shareholders' equity	880,721	888,911	854,984	809,383	867,563

* Adjusted to retrospectively present our investment in Nordic American Offshore Ltd. under the equity method of accounting. For more information please see Item 18. Financial Statements - Note 4 - Investments.
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

In addition, volatile economic conditions affecting the world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.

We currently operate a fleet of 24 vessels, all of which are employed in the spot market. We are therefore highly dependent on spot market charter rates.

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

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Acts of piracy could result in harm or danger to the crews that man our vessels. In addition, if piracy attacks occur in regions in which our vessels are deployed that insurer's characterized as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our $430.0 million revolving credit facility, or the 2012 Credit Facility, which we refinanced and expanded to $500.0 million in December 2015, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of the date of this annual report we have drawn down an aggregate of $330 million under the 2012 Credit Facility.

Changes in the price of fuel, or bunkers, may adversely affect our profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Despite low fuel prices in 2015 and the beginning of 2016, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement ("BSEE") implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  A new rule issued by the U.S. Bureau of Ocean Energy Management ("BOEM") that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015.  In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Tanker values have generally experienced high volatility. The market value of our oil tankers can fluctuate, depending on general economic and market conditions affecting the tanker industry. The volatility in global financial markets may result in a decrease in tanker values. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels. Declining tanker values could affect our ability to raise cash by limiting our ability to refinance our vessels, thereby adversely impacting our liquidity, or result in a breach of our loan covenants, which could result in defaults under our 2012 Credit Facility. Due to the cyclical nature of the tanker market, if for any reason we sell vessels at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Any such reduction could result in a lower price of our common shares.

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

International geopolitical events could affect our results of operations and financial condition.

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

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan. We have not been involved in business to and from Cuba, Syria or Iran during the period January 1 through December 31, 2015. Our vessels may, on charterers' instructions, call on ports in Sudan. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

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

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

Certain of our charterers or other parties that we have entered into contracts with regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the United States, and European Union and/or other international bodies as a result of the Crimea and Russia conflict in 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our 2012 Credit Facility prohibits the declaration and payment of dividends if we are in default under the 2012 Credit Facility. For more information, please see Item 5—Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Our Borrowing Activities. We may not continue to pay dividends at rates previously paid or at all.

A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.

Our ability to declare and pay dividends is subject at all times to the discretion of our board of directors, or the Board of Directors, and compliance with Bermuda law, and may be dependent, among other things, upon the adoption at the annual meeting of shareholders of a resolution effectuating a reduction in our share premium in an amount equal to the estimated amount of dividends to be paid in the next succeeding year. For more information, please see Item 8—Financial Information—Dividend Policy. We may not continue to pay dividends at rates previously paid or at all.

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

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. It is possible that the number of employees employed by wholly-owned subsidiary Scandic American Shipping Ltd., which we refer to as Scandic, or current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet.  Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower dividends per share. If we are unable to expand or execute the certain aspects of our business or events noted above, our financial condition and dividend rates may be adversely affected.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. We took delivery of four secondhand vessels from July 2009 to September 2011, two secondhand vessels in 2014, and two secondhand vessels in 2015. We may receive the benefit of warranties from the builders for the secondhand vessels that we acquire direct from yard.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 6 years to 20 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

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

We have entered into various contracts, including charterparties with our customers, and our 2012 Credit Facility and from time to time, we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We have contracted with Sungdong Shipbuilding & Marine Engineering Co., Ltd., or Sungdong, for the construction of two Suezmax newbuildings that are currently under construction, with expected delivery dates in the third quarter 2016 and the first quarter 2017. Failure to construct or deliver the ship by the shipyard or any significant delays could increase our expenses and diminish our net income and cash flows.

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

The charterers of our vessels pay us in U.S. dollars. While we mostly incur our expenses in U.S. dollars, we may incur expenses in other currencies, most notably the Norwegian Kroner. Declines in the value of the U.S. dollar relative to the Norwegian Kroner, or the other currencies in which we may incur expenses in the future, would increase the U.S. dollar cost of paying these expenses and thus would affect our results of operations.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be characterized as U.S. source shipping income and such income is subject to a 4% United States federal income tax, without the benefit of deductions, unless that corporation is entitled to a special tax exemption under the Code which applies to income derived by certain non-United States corporations from the international operations of ships. We believe that we currently qualify for this statutory tax exemption and we have taken, and will continue to take, this position on the Company's United States federal income tax returns. However, there are several risks that could cause us to become subject to tax on our United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances as to our tax-exempt status for our future taxable years.

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

A. History and Development of the Company

Nordic American Tankers Limited was founded on June 12, 1995 under the name Nordic American Tanker Shipping Limited and organized under the laws of the Islands of Bermuda and we maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.  We are an international tanker company originally formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997.  In the autumn of 2004, we owned three vessels. We currently own 26 vessels, including two newbuildings currently under construction, of approximately 156,000 dwt each. We expect that our fleet expansion process will continue over time and the addition of more vessels. The vessels in our fleet are homogenous and interchangeable, which is a strategy we refer to as the "Nordic American System".

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

Our 26 tankers are all Suezmaxes which can carry one million barrels of oil, are highly versatile and able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

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

Effective January 10, 2013, we acquired 100% of the shares of Scandic from a company owned by our Chairman and Chief Executive Officer Mr. Herbjørn Hansson and his family. As a result of the purchase we are no longer obligated to maintain Scandic's ownership of 2% of our common shares. The restricted common shares equal to 2% of our outstanding common shares issued pursuant to a prior management agreement by and among the Company and Scandic and the restricted common shares issued to Scandic under the 2011 Equity Incentive Plan were not part of the transaction.

As part of the transaction, the Board of Directors amended the vesting requirements for the 174,000 shares allocated to Scandic under the 2011 Equity Incentive Plan and the vesting requirements were lifted.

On April 1, 2013, we issued 11,212,500 common shares at $9.60 per share in an underwritten registered follow-on offering. The net proceeds of the offering were used to fund acquisitions and for general corporate purposes.

On June 5, 2013, Orion renewed its commercial agreement with a subsidiary of the international oil major, ExxonMobil.

On November 21, 2013, we issued 9,343,750 common shares at $8.00 per share in an underwritten registered follow-on offering. The net proceeds of the offering were principally used to acquire shares in Nordic American Offshore Ltd, or NAO, that was established through a private equity placement of $250.0 million, or the Private Placement, on November 27, 2013. The Company acquired 4,333,566 of NAO's common shares in the Private Placement for a purchase price of approximately $65.0 million which resulted in a 26% ownership interest in NAO.

On August 12, 2014 we distributed 669,802 NAO shares as dividend in kind to our shareholders.

On April 11, 2014, we issued 13,800,000 shares at $8.62 per share in an underwritten registered follow-on offering. The net proceeds of the offer were primarily used to acquire two new vessels.

In May 2014, we announced the acquisition of two secondhand Suezmax tankers, the Nordic Sprinter and Nordic Skier at an average purchase price of $36.5 million per vessel. We took delivery of the Nordic Sprinter in July 2014 and we took delivery of the Nordic Skier in August 2014.

In December 2014, we announced that we had entered into final contracts with Sungdong for the construction of two Suezmax tankers with the carrying capacity of 158,000 deadweight tons each. The two contracted newbuildings will be purchased for approximately $65.0 million per vessel and are expected to be delivered in the third quarter 2016 and the first quarter 2017.

In July 2015, we announced the acquisition of two secondhand Suezmax tankers, the Nordic Light and Nordic Cross at a purchase price of $61.1 million per vessel. We took delivery of the Nordic Light in September 2015 and we took delivery of the Nordic Cross in August 2015.

In December 2015, we agreed to refinance and extend the $430.0 million revolving credit facility that we entered into in October 2012 with the banking group consisting of DNB Bank ASA, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken AB (publ), or our 2012 Credit Facility. Under this agreement, our 2012 Credit Facility was increased to $500.0 million and the maturity date was extended from 2017 to 2020.  For more information, please see Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Our Borrowing Activities.
As of the date of this annual report, we have 89,182,001 common shares issued and outstanding.
B. Business Overview

We are an international tanker company that owns 26 double-hull Suezmax tankers, two of which are newbuildings that average approximately 156,000 dwt each. Our Suezmax tankers are interchangeable assets, as any vessel may be offered to a charterer for any voyage.

Our Fleet

Our fleet currently consists of 26 Suezmax crude oil tankers, of which 24 were built in Korea. All of our vessels are employed in the spot market. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

Vessel	Built	Deadweight Tons	Delivered
Nordic Harrier	1997	151,459	1997
Nordic Hawk	1997	151,475	1997
Nordic Hunter	1997	151,401	1997
Nordic Voyager	1997	149,591	2004
Nordic Fighter	1998	153,328	2005
Nordic Freedom	2005	159,331	2005
Nordic Discovery	1998	153,328	2005
Nordic Saturn	1998	157,331	2005
Nordic Jupiter	1998	157,411	2006
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Sprite	1999	147,188	2009
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Aurora	1999	147,262	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Newbuilding(1)	2016	158,000	2016(2)
Newbuilding(1)	2017	158,000	2017(2)

(1) Vessel under construction.
(2) Expected delivery third quarter 2016 and first quarter 2017.

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
The tanker industry is typically stronger in the fall and winter months in anticipation of increased oil consumption in the norther hemisphere during the winter months. Seasonal variations in tanker demand normally result in seasonal fluctuations in the spot market charters.

Technical Management

The Company has outsourced the technical management of its vessels to third-party companies operating under the supervision and instruction of the Company.  The compensation under the technical management agreements is in accordance with industry standards.

Share-based Compensation Plan

2011 Equity Incentive Plan: In 2011, the Board of Directors approved an incentive plan under which a maximum of 400,000 common shares were reserved for issuance. Under this plan, a total of 400,000 restricted common shares were allocated among 23 persons employed in the management of the Company and the members of the Board. 326,000 and 74,000 of the shares had a five year and four year trade restriction, respectively, and the shares are forfeited if the grantee discontinues working for the Company before that time.  The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period. The Board considers this arrangement to be in the best interests of the Company.

In 2012, the Company repurchased at par value 8,500 restricted common shares and in 2013, the Company repurchased at par value 14,500 restricted common shares. These 23,000 restricted common shares are held as treasury shares.

On January 10, 2013, the Board of Directors amended the trade restrictions for 174,000 of the shares allocated under the 2011 Equity Incentive Plan and the trade restrictions were lifted.

In 2014, we repurchased at fair value 10,000 restricted common shares, and distributed 33,000 restricted common shares among employees of the Company. In 2015, 193,000 shares under the 2011 Equity Incentive Plan were transferred to employees.

In December 2015, we amended and restated the 2011 Equity Incentive Plan, which we refer to as the Amended and Restated 2011 Equity Incentive Plan, to reserve an additional 137,665 restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan.  The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. On January 8, 2016, all 137,665 restricted shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 persons.
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

An improved balance between supply and demand for tanker vessels is affecting the market positively since late 2014.

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

The 2015 Tanker Market (Source: Fearnleys)

The tanker market continued on an upward trend starting from 2014 last year, with earnings going from around cash break-even levels in 2014 to end as one of the strongest yielding years on record in 2015. Continued low fleet growth combined with strong oil consumption growth were the key drivers. Demand was furthermore strengthened by stock building as the oil market oversupply continued, which also caused significant port delays and ullage issues as supporting factors for the market balance.

Data from Fearnley show Suezmax earnings jumped 67% in 2015 as compared to 2014 to an average of $45,800/day, following up on the 79% improvement experienced in 2014 as compared to 2013. VLCC earnings ended by comparison at $62,500/day, meaning the differential between the segments normalized, after Suezmaxes the previous years had earned about the same as the VLCCs.

Overall tanker fleet growth ended at 3.1%, in 2015, up from 1.9% in 2014 and 2.4% in 2013, respectively. The 2015 fleet growth percentage was however inflated by high fleet growth in the smaller product tanker segments, which have limited direct impact on the Suezmax market. The Suezmax segment had a low 1.2% fleet growth while the bigger and highly correlated VLCC segment had a 2.7% fleet growth.

The Suezmax segment took delivery of an average 5.2 newbuildings per month at the peak of newbuilding deliveries in first half of 2012. The following year this declined to 2.5 newbuilding delivered per month while since second half of 2013 the number has been a stable and very low 0.5 newbuilding delivery on average per month. With the exception of the Panamax/LR1 segment, there have been no other tanker segments experiencing lower fleet growth the past few years. A significant part of the explanation for this is the financial distress experienced at China's biggest privately owned yard, Jiangsu Rongsheng Shipbuilding, in 2013. The yard had more than 50% of the worldwide Suezmax orderbook at the time. The low fleet growth in the Suezmax segment has also been caused by extensive delays at the Atlantico Sul shipyard in Brazil.

Measured in net supply, the Suezmax segment took delivery of 9 newbuildings last year, of which 6 were delivered during the first half of 2015. As earnings rallied to very strong levels there were few incentives to sell vessels for demolition, hence no vessels were scrapped, and by the end of 2015 the Suezmax fleet consisted of 451 vessels, excluding shuttle tankers. By comparison, 8 vessels were delivered and 8 were scrapped during 2014. At the previous peak for newbuilding deliveries in 2012, net supply counted as many as 40 vessels, as 45 newbuildings were delivered and 5 vessels were scrapped. The VLCC segment meanwhile saw the addition of 21 newbuildings last year while 1 vessel was scrapped, leaving net supply at 20 vessels and a fleet size by the end of 2015 counting 651 vessels. Net supply was by comparison 16 VLCC vessels in 2014 while at its recent peak net supply counted as many as 59 vessels in 2011.

The strengthening tanker market was furthermore driven by strong demand. Overall tanker ton-miles grew 3.4% which may be compared with an average of 2.3% since 2010. Volume growth was 2.9% while the average sailing distance for the tanker fleet grew 0.5%. The ton-mile growth was particularly driven by a 6.3% growth for VLCC ton-miles as volumes traded on these vessels grew by 5.1% and the average distance travelled grew by 1.2%. While the Suezmaxes had outperformed the VLCCs in ton-miles three out of the previous four years, the Suezmax ton-miles underperformed in 2015, growing a moderate 0.7%. Volume growth was a strong 6.7%, however the average sailing distance was down a huge -5.7% as fewer cargo liftings on Suezmaxes from West Africa to Asia in particular caused the latter. Ton-miles on that particular route were down -14.6% as compared to 2014, while a -22.0% decline in Suezmax trading from the Middle East to Europe also capped the overall result.

On the positive side, the West Africa to Europe Suezmax trade, a trade that now accounts for 15.3% of all Suezmax ton-miles versus 6.7% five years ago, grew another 4.3% and continued thereby an uptrend that accelerated from 2011 when European refineries increasingly experienced short fall in crude oil supply from Libya and Iran. Meanwhile, the West Africa to the U.S. Suezmax trade rebounded with a 19.4% ton-mile growth last year, to account 2.6% of overall Suezmax ton-miles. Prior to the U.S shale oil boom, this trade accounted for nearly 15% of the Suezmax ton-miles by comparison. The most important support to the overall result came from a 58% growth in Suezmax trading from Latin- and South-America to Asia however, mostly with fuel oil from the Caribbean. The latter has been a new tonnage intensive trade, due to its long sailing distance, developing over the past five years where Suezmaxes, who contrary to most VLCCs, have taken the advantage of having the heating coils needed to take heavy fuel oils. This trade accounted for 10% of the total Suezmax ton-miles.

Other factors that supported tanker demand through 2015 that resulted from oil market contango and constratined storage capacity, were floating storage, an increase in waiting days due to ullage issues and a trend of more part-discharges as onshore storage capacity has been increasingly constrained. "Semi-storage" can also be used as a term as the charterers have chosen the long routes, like going around Cape Good Hope rather than through the Suez Canal.

Asset values experienced a mixed development last year as second hand prices strengthened while newbuilding prices weakened. Ample available yard capacity compared with slow contracting interest from mostly depressed shipping and offshore segments caused the downward pressure for newbuilding prices. The latter also capped the upside of second hand prices, which were low compared with market earnings in a historic perspective. Funding issues and several fleets out for sale through 2015 may be other explanations to why asset values underperformed earnings. According to data from Fearnley, 5 year old Suezmax was valued USDm 60 by the end of 2015, 13.2% higher than a year earlier. Newbuilding prices were on the other hand down -1.5% to USDm64.

Fearnley forecast that earnings will weaken from last year's extraordinary levels to around longer-term averages in 2016. First half of the year is expected to be stronger than second half as fleet growth accelerates only gradually throughout the year. Meanwhile, the tanker market is expected to see continued support from an oversupplied oil market through first half of the year, before the oil market may balance better in second half of the year. The latter could include recovering oil prices, the loss of the forward market contango and thereby loss of the incremental stock building volumes for the tanker market. There is however great uncertainty linked to the timing of a rebalanced oil market and a prolonged oversupply would mean continued support to tanker demand. A prolonged oil market oversupply could also trigger an increase in floating storage as remaining onshore storage capacity is believed to be limited. Fearnley therefore consider risk to be on the upside of its forecast for 2016.

The Tanker Market 2016

The first quarter of 2016, so far, is a solid quarter in the tanker market. The general uptick in rates seen through 2015 continued. Suezmax rates up to the week ending March 11, 2016 averaged about $39,000 per day based on the Clarksons Modern Suezmax Tanker Index. For the equivalent VLCC index the average was about $59,000 per day.

Coming into 2016 vessel values saw modest declines. The following values are based on weekly observations up to the week ending March 11, 2016. According to the Clarksons data, Five year old Suezmaxes declined in value by 2.8% from an average of $60.0 million in 4Q2015 to $58.3 million in 1Q2016. Five year old VLCCs declined in value by 0.8% from an average of $79.8 million in 4Q2015 to $79.1 million in 1Q2016. Prices declined as a result of a fewer buyers for secondhand vessels, and a decline in newbuilding prices from the shipyards.

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

Sulfur content standards are even stricter within certain Emission Control Areas, or "ECAs".  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% as of January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  The Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as was the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new tier III marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  Additionally, May 2013 SOLAS amendments, pertaining to emergency drills, entered into force in January 2015. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.  As of early March 2016, 48 states had adopted the BWM convention, approaching to the 35% threshold.  Notwithstanding the foregoing, the BWM convention has not yet been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification.  Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the adoption date in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions.  Currently operating ships are now required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union, EU, ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels, could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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

Competition

We operate in what we refer to as the Nordic American System of 24 homogenous Suezmax tankers in markets that are highly competitive and based primarily on supply and demand. We currently operate all of our vessels in the spot market. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. For more information on the "Nordic American System," please see Item 4 Information on the Company—A. History and Development of the Company.

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

C. Organizational Structure

Since May 30, 2003, Scandic has acted as our Manager, providing such services pursuant to the Management Agreement.  The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company.  On January 10, 2013, the Manager became our wholly-owned subsidiary. Scandic is based in Bermuda, and has a European branch. For a description of the terms of the Management agreement, please see "Item 4. Information on the Company –B. Business Overview Management Agreement."

On January 3, 2013, Orion became our wholly owned subsidiary. Orion consists of the parent company based in Bermuda, and its wholly owned subsidiary, Orion Tankers AS which is based in Norway.

D. Property, Plant and Equipment

Please see "Item 4. Information on the Company— B. Business Overview Our Fleet", for a description of our vessels. The vessels are mortgaged as collateral under the 2012 Credit Facility.

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

A. Operating Results

We present our Statements of Operations using voyage revenues and voyage expenses. Our homogenous and interchangeable fleet is operated in the spot charter market.  Under a spot charter, revenue is generated from freight billing and is included in voyage revenue, and the vessel owner pays all vessel voyage expenses. We consider it appropriate to present this type of arrangement on a gross basis in the Consolidated Statements of Operations.

Management believes that net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States, or US GAAP because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The table below reconciles our net voyage revenues to voyage revenues.

YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014
	Years Ended December 31,
All figures in USD '000	2015	2014 (Adjusted)	Variance
Voyage Revenue	445,738	351,049	27.0%
Voyage Expenses	(158,656)	(199,430)	(20.4%)
Vessel Operating Expenses	(66,589)	(62,500)	6.5%
General and Administrative Expenses	(9,790)	(14,863)	(34.1%)
Depreciation Expenses	(82,610)	(80,531)	2.6%
Fees for Services Provided	-	1,500	(100%)
Net Operating Income (Loss)	128,093	(4,775)	2,792.6%
Interest Income	114	181	(37.3%)
Interest Expenses	(10,855)	(12,244)	(11.3%)
Gain on Shares*	-	3,286	(100%)
Other Financial Expenses*	(263)	(1,173)	(77.6%)
Equity (Loss) Income*	(2,462)	1,559	(257.9%)
Net Income (Loss)	114,627	(13,166)	970.6%

* During 2015, the Company's ownership interest in Nordic American Offshore Ltd. ("NAO") increased to 26.7% due to NAO's share repurchase program and the Company's purchase of an additional 1,521,300 shares in NAO on November 12, 2015.  Based on the significance of the Company's ownership interest and potential future increase in ownership interest, through NAO's share repurchase program, the Company determined it has the ability to exercise significant influence over NAO and therefore, changed its method of accounting for the investment in NAO from an available-for-sale security to an equity method investment. The change in accounting method has been retrospectively applied to the consolidated financial statements as of and for the year ended December 31, 2014, resulting in an increase of $0.4 million and $7.2 million to Net Loss and Other Comprehensive Loss, respectively, and increases to both the Investment in Nordic American Offshore Ltd and total Shareholders' Equity of $6.8 million.

Reconciliation of net voyage revenues to voyage revenues	Years Ended December 31,
All figures in USD '000, except TCE rate per day	2015	2014	Variance
Voyage Revenue	445,738	351,049	27.0%
Less Voyage expenses	(158,656)	(199,430)	(20.4%)
Net Voyage Revenue	287,082	151,619	89.3%
Vessel Calendar Days (1)	8,195	7,619	7.6%
Less off-hire days	484	229	111.2%
Total TCE days	7,711	7,390	4.3%
TCE Rate per day (2)	$37,228	$20,517	81.5%
Total Days – vessel operating expenses	8,195	7,619	7.6%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:
i)	The number of TCE days
ii)	The change in the TCE rate achieved.

On i), the increase of 255 days in offhire days was a result of planned offhire in connection with required drydocking increasing by 119 days, and 110 days related to commercial offhire events in 2015.

The increase in vessel calendar days is due to two vessels delivered in September and October 2015, and full effect of two vessels delivered in July 2014.

On ii), the TCE rate increased by $16,711, or 81.5%. The indicative rates presented by Clarksons Shipping increased by 86.1% for the twelve months of 2015 and 2014, to $50,220 from $26,993.

As a result of i) and ii) voyage revenues increased by 27.0% from $351.0 million for the year ended December 31, 2014, to $445.7 million for the year ended December 31, 2015.

Voyage expenses decreased to $158.7 million from $199.4 million, or 20.4%. The decrease in voyage expenses was primarily due to a significant decrease in bunker costs caused by the reduction in oil prices. This was slightly offset by increased port costs due to increased activity and the increase in fleet.
Vessel operating expenses increased by 6.5%. This was primarily due to the increase in our fleet. In cooperation with our technical managers we have a continued focus on keeping the fleet in top technical condition while keeping costs low. Operating expenses per vessel per day decreased to $8,130 from $8,200 for the twelve months ended December 31, 2015 and 2014, respectively.
General and administrative expenses decreased by $5.1 million, or 34.1%. The decrease is primarily a result of the weakening of Norwegian Kroner compared with U.S. Dollars, and general cost savings in 2015 compared to 2014.
Depreciation expenses increased by $2.1 million, or 2.6%. The increase is primarily due to the addition of two vessels delivered in September and October 2015, and full effect of two vessels delivered in July 2014.
Interest expenses decreased by 11.3%. The decrease is due to a reduction in the margin on amounts drawn under the 2012 Credit Facility.
Gain on shares of $3.3 million in 2014 relates to gain on shares held in NAO in connection with the initial public offering and dividend in kind in 2014.
Other Financial Expenses decreased by 77.6%. The decrease is due to a $0.9 million reduction in fair value of warrants held in NAO which was expensed in 2014.
Equity (Loss) Income decreased to ($2.5) million in 2015 from $1.6 million in 2014, due to reduction of earnings in our investment in NAO.

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

	Years Ended December 31,
All figures in USD '000	2014 (Adjusted)	2013	Variance
Voyage Revenue	351,049	243,657	44.1%
Voyage Expenses	(199,430)	(173,410)	15.0%
Vessel Operating Expenses	(62,500)	(64,924)	(3.7%)
General and Administrative Expenses	(14,863)	(19,555)	8.3%
Depreciation Expenses	(80,531)	(74,375)	(24.0%)
Loss on Contract	-	(5,000)	-
Fees for services provided	1,500	-	-
Net Operating (Loss)	(4,775)	(93,608)	(94.9%)
Interest Income	181	146	24.0%
Interest Expenses	(12,244)	(11,518)	6.3%
Gain on Shares*	3,286	-	100.0%
Other Financial Income (Expenses)*	(1,173)	(477)	145.9%
Equity Income*	1,559	40	3797.5%
Net (Loss)	(13,166)	(105,417)	(87.5%)

* During 2015, the Company's ownership interest in Nordic American Offshore Ltd. ("NAO") increased to 26.7% due to NAO's share repurchase program and the Company's purchase of an additional 1,521,300 shares in NAO on November 12, 2015.  Based on the significance of the Company's ownership interest and potential future increase in ownership interest, through NAO's share repurchase program, the Company determined it has the ability to exercise significant influence over NAO and therefore, changed its method of accounting for the investment in NAO from an available-for-sale security to an equity method investment. The change in accounting method has been retrospectively applied to the consolidated financial statements as of and for the year ended December 31, 2014, resulting in an increase of $0.4 million and $7.2 million to Net Loss and Other Comprehensive Loss, respectively, and increases to both the Investment in Nordic American Offshore Ltd and total Shareholders' Equity of $6.8 million.

Reconciliation of net voyage revenues to voyage revenues	Years Ended December 31,
All figures in USD '000, except TCE rate per day	2014	2013	Variance
Voyage Revenue	351,049	243,657	44.1%
Less Voyage expenses	(199,430)	(173,410)	15.0%
Net Voyage Revenue	151,619	70,246	115.8%
Vessel Calendar Days (1)	7,619	7,300	4.4%
Less off-hire days	229	971	(76.4%)
Total TCE days	7,390	6,329	16.8%
TCE Rate per day (2)	$20,517	$11,099	84.8%
Total Days – vessel operating expenses	7,619	7,300	4.4%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent, ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

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

On ii), the TCE rate per day was $20,517 for the year ended December 31, 2014, compared to $11,099 for the year ended December 31, 2013, representing an increase of 84.8%. The indicative spot rates presented by Marex Spectron for the twelve months of 2014 and 2013 increased by 88.1% to $27,495 from $14,615, respectively.

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
Net operating loss was $4.8 million for the year ended December 31, 2014 compared to a net operating loss of $93.6 million for the year ended December 31, 2013, a decrease of 94.9%. The decrease in net operating loss of $88.8 million is primarily caused by the increase in net voyage revenues caused by significant improvements in the spot market rates, and charges of $8.6 million related to the acquisition of Scandic and of $1.0 million related to the Gulf Navigation Holding PJSC arbitration in 2013.
Interest expense was $12.2 million for the year ended December 31, 2014 compared to $11.5 million for the year ended December 31, 2013. The increase in interest expenses for the year ended December 31, 2013 is due to a higher average margin for the year ended December 31, 2014 compared to the year ended December 31, 2013.
Gain on shares of $3.3 million in 2014 relates to gain on shares held in NAO in connection with the initial public offering and dividend in kind in 2014.
Equity Income increased by $1.5 million in 2014 due to the increase in activity in NAO. For further information please see Item 7. Major Shareholders and Related Party Transactions.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

B. Liquidity and Capital Resources

Equity Issuances

In April 2014, we completed an underwritten registered follow-on offering of 13,800,000 common shares at $8.62 per share. The net proceeds from the offering were approximately $113.4 million. The net proceeds of the offering were used to finance the acquisition of two vessels Nordic Sprinter and Nordic Skier, and for general corporate purposes.

 Our Borrowing Activities

2012 Credit Facility
On October 26, 2012, we entered into the 2012 Credit Facility, a $430.0 million revolving credit facility, with a syndicate of lenders in order to refinance the 2005 Credit Facility, fund future vessel acquisitions and for general corporate purposes. Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The 2012 Credit Facility original maturity date is in late October 2017.

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

As of December 31, 2015 and 2014 the Company had $330.0 million and $250.0 million, respectively, outstanding under the 2012 Credit Facility and $100.0 million and $180.0 million, respectively, available for additional borrowing. We were in compliance with our loan covenants under the 2012 Credit Facility as of December 31, 2015 and December 31, 2014. Cash on hand was $29.9 million as of December 31, 2015.

Management believes that the Company's working capital is sufficient for its present requirements.

On December 17, 2015, we announced that the Company had agreed to extend and refinance the 2012 Credit Facility up to the end of 2020, with an increase in the facility from $430 million to $500 million. The extension was effective in January 2016.

Cash Flows

YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014

Cash flows provided by operating activities increased to $174.4 million for the year ended December 31, 2015 from $57.5 million for the year ended December 31, 2014. The change in cash flows provided by operating activities is primarily due to the improvement in the market with increased rates, and the increase in our fleet.

Cash flows used in investing activities increased to ($197.4) million for the year ended December 31, 2015 compared to ($81.7) million for the year ended December 31, 2014. The increase of cash flows used in investing activities are due to investments in vessels.

Cash flows provided by (used in) financing activities decreased to ($47.7) million for the year ended December 31, 2015 compared to cash flow provided by (used in) financing activities of $59.4 million for the year ended December 31, 2014. The decrease is due to the Company not issuing common stock in 2015 and an increase in dividends. This was offset by utilization of our 2012 Credit Facility.

As of December 31, 2015, the Company had $100.0 million available for additional borrowing under the 2012 Credit Facility. Cash on hand was $29.9 million as of December 31, 2015. We believe that our borrowing capacity under the 2012 Credit Facility, together with the working capital, is sufficient to fund our ongoing operations and contractual obligations. For further information on contractual obligations please see Item 5. Operating and Financial Review and Prospects F. Tabular Disclosure of Contractual Obligations.

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

Cash flows (used in) investing activities increased to ($81.7) million for the year ended December 31, 2014 compared to ($73.3) million for the year ended December 31, 2013. Cash flows used in investing activities during 2013 primarily consisted of the investment in NAO and acquisition of Scandic, of which $18.1 million of the purchase price was paid in shares, which were issued to the seller. Cash flows used in investing activities during 2014 primarily consisted of the purchase of two vessels and investments in NAO.

Cash flows provided by financing activities decreased to $59.4 million for the year ended December 31, 2014 compared to cash flow provided by financing activities of $130.9 million for the year ended December 31, 2013. The decrease is due to less capital raised from issuance of common stock, and an increase in dividends distributed.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See "Item 4. Information on the Company – B. Business Overview –The International Tanker Market."

E. Off Balance Sheet Arrangements

As of December 31, 2015, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company's contractual obligations as of December 31, 2015, consist of our obligations as borrower under our 2012 Credit Facility, preliminary contracts on two new vessels and our deferred compensation agreement for our Chairman, President and CEO and our Chief Financial Officer and EVP.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2015.

Contractual Obligations in $'000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2012 Credit Facility (1)	330,000	-	330,000	-	-
Interest Payments (2)	20,061	11,044	9,017	-	-
Commitment Fees (3)	2,143	1,180	963	-	-
Deferred Compensation Agreement (4)	12,838	-	1,320	1,320	10,198
Newbuilds (5)	64,000	32,000	32,000	-	-
Total	429,042	44,224	382,650	-	2,169

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2015*.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2015*. Estimate based on applicable interest rate and drawn amount as of December 31, 2015*.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2015*. Estimate based on applicable commitment fee and drawn amount as of December 31, 2015*.
(4)	Refers to estimated deferred compensation agreements payable to the Company's CEO and CFO as of December 31, 2015.
(5)	Refers to obligation to pay for two newbuilding contracts for vessels to be delivered.

* On December 17, 2015, the Company announced that we had agreed to extend and refinance the 2012 Credit Facility up to end 2020, with an increase in the facility from $430 million to $500 million. As the extension was taken into effect in January 2016 it is not included in the table above. Under the new facility, estimated contractual obligations for interest payments and commitment fees over the new terms of indebtedness outstanding of December 31, 2015 would have been $40.9 million and $6.6 million, respectively.

The disclosed contractual obligations are based on estimates as of December 31, 2015. There may be uncertainties on the future obligations related to interest and commitment fees, as the LIBOR rate and the drawn amount may fluctuate.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please see Item 18. Financial Statements - Note 2 - Summary of Significant Accounting Policies.

Revenues and voyage expenses

Revenues and voyage expenses are recognized on an accruals basis. Revenues are generated from spot charters and cooperative arrangements.

Voyage revenues and voyage expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs when incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its prior cargo and is sailing to the anticipated load port on its next voyage.

Spot Charters: Revenue is generated from freight billing, as the Company is responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When the Company's tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. The Company considers it appropriate to present the gross amount of earned revenue from the spot charter, showing voyage expenses related to the voyage separately in the Statements of Operations.

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

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessel. There was no impairment on vessels for the years ended December 31, 2015, 2014 or 2013.  The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

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

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past six years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. There are few transactions in the second hand market for Suezmax tankers. According to Clarkson Ltd. 114 Suezmax tankers were sold and bought in total during 2011, 2012, 2013, 2014 and 2015. We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.

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

Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind, and are held for use. Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. There is very low liquidity in the secondhand market for our type of vessels. In Management's view the valuation of the Company on the NYSE should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a homogenous fleet. Based on our unique business model an alternative method to measure the value of our fleet is the implied value expressed by the stock price.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2015, (ii) which of those vessels we believe has a market value, based on shipbrokers reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.

Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ millions
Nordic Harrier*	1997	151,459	1997	21.7
Nordic Hawk *	1997	151,475	1997	24.5
Nordic Hunter*	1997	151,401	1997	23.3
Nordic Voyager*	1997	149,591	2004	20.4
Nordic Freedom*	2005	159,331	2005	49.5
Nordic Fighter*	1998	153,328	2005	30.3
Nordic Discovery*	1998	153,328	2005	33.0
Nordic Saturn*	1998	157,331	2005	32.7
Nordic Jupiter*	1998	157,411	2006	33.9
Nordic Apollo*	2003	159,998	2006	50.4
Nordic Moon*	2002	160,305	2006	48.6
Nordic Cosmos*	2003	159,999	2006	50.9
Nordic Sprite*	1999	147,188	2009	33.1
Nordic Grace*	2002	149,921	2009	38.8
Nordic Mistral*	2002	164,236	2009	36.3
Nordic Passat*	2002	164,274	2010	37.4
Nordic Vega*	2010	163,940	2010	74.4
Nordic Breeze	2011	158,597	2011	56.5
Nordic Aurora	1999	147,262	2011	18.0
Nordic Zenith	2011	158,645	2011	57.0
Nordic Sprinter	2005	159,089	2014	35.1
Nordic Skier	2005	159,089	2014	35.1
Nordic Light	2010	158,475	2015	60.3
Nordic Cross	2010	158,475	2015	60.6

*Indicates vessel for which we believe that the carrying value of the vessel exceeds the market value, based on uncertain estimates by shipbrokers as of December 31, 2015. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value by approximately $167.1 million.

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

As of December 31, 2015 and December 31, 2014, we had one reporting unit with goodwill attributable to it.

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

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The ASU will be effective for the first interim period beginning after December 15, 2017 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated statements and related disclosures.
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

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which provides new authoritative guidance regarding whether reporting entities should consolidate certain legal entities. The standard is effective for annual periods beginning after December 15, 2015 and interim periods within annual periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity also may apply the amendments retrospectively. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements
In April 2015, the FASB issued ASU No. 2015-03,  Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the Balance Sheets as a direct deduction from the debt liability rather than as an asset. In August 2015, ASU 2015-15 clarified this standard to state that debt issuance costs of line of credit arrangements would not be required to be reclassified from other assets to liabilities. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. The Company will adopt the standard effective January 1, 2016 which will result in the netting of our deferred financing costs against long-term debt balances in the Balance Sheets for the periods presented and related disclosure. There will be no impact to the manner in which deferred financing costs are amortized in our consolidated financial statements.

In July 2014, the FASB issued ASU No. 2015-11, Inventory (Topic 330) – Simplifying the Measurement of Inventory, which requires an entity to measure inventory at the lower of cost and net realizable value. The amendments in the update are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not been previously issued. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), introducing a new lessee model to determine classification of leases. The amendments in the Update are effective for fiscal years beginning after December 15, 2018. Early adoption of the amendments is permitted. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Senior Management of the Company

Set forth below are the names and positions of our directors of the Company and senior management of the Company. The directors of the Company are elected annually, and each director elected holds office until a successor is elected. Officers are elected from time to time by vote of the respective Board of Directors and hold office until a successor is elected.

The Company

Name	Age	Position
Herbjørn Hansson	68	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	61	Vice Chairman, Director and Audit Committee Chairman
Jan Erik Langangen	65	Director
James Gibbons	52	Director
Richard H. K. Vietor	70	Director
Jim Kelly	62	Director and Audit Committee Member
Turid M. Sørensen	55	Chief Financial Officer & EVP
Frithjof Bettum	54	Senior Vice President Technical Operations
Paal Stenberg	44	Vice President – Technical Operations and Vetting
Jan H. A. Møller	31	Head of Investor Relations & Financial Manager
John G. Bernander	58	Advisor *
Marianne Lie	54	Advisor *

* part time

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.

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

Jan Erik Langangen has been a director of the Company since June 2010. Mr. Langangen was the Executive Vice President, Business Development and Legal from November 2004 until September 2010. From October 2010 Mr. Langangen is employed by the Company. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Scandinavia. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001, being appointed by the Norwegian Prime Minister. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesæth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo.

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

Frithjof Bettum was appointed Senior Vice President—Technical Operations & Chartering on October 1, 2005. Mr. Bettum has a Mechanical Engineering degree from Vestfold University College. Mr. Bettum has 25 years of experience in the shipping and the offshore business. From 1984 to 1992, Mr. Bettum was employed by Allum Engineering AS in Sandefjord, Norway where he served as project manager. At Allum Engineering AS Mr. Bettum worked on projects in the areas of engineering, the new building and conversion management of shuttle tankers, Floating Production, Storage and Offloading (FPSO), semi-submersible drilling units and the shore based manufacturer industry. From 1993 to 2001, Mr. Bettum was employed by Nordic American Shipping AS (which later became Ugland Nordic Shipping ASA) where he served as Technical Director in Ugland Nordic Shipping ASA and President of Ugland Stena Storage AS. In 2004, Mr. Bettum joined Teekay Norway AS as Director Offshore where he was responsible for business development, the daily operations of the company and the conversion of shuttle tankers and offshore units.

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

Jan H. A. Møller was appointed Financial Manager on June 1, 2013. Mr. Møller has a Master's Degree in Audit and Accounting from the Norwegian School of Economics and Business Administration, and is a State Authorized Public Accountant. From 2006 to 2013 Mr. Møller was employed by KPMG as an auditor and consultant and worked in both capacities with several companies with securities listed on exchanges in both Europe and the United States.

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

B. Compensation

2011 Equity Incentive Plan

In 2011, the Board of Directors approved an incentive plan under which a maximum of 400,000 common shares were reserved for issuance. A total of 400,000 restricted common shares were allocated among 23 persons employed in the management of the Company and the members of the Board. 326,000 and 74,000 of the shares had a five year and four year trade restriction, respectively, and the shares are forfeited if the grantee discontinues working for the Company before that time.  The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period. The Board considers this arrangement to be in the best interests of the Company.

On January 10, 2013, the Board of Directors amended the trade restrictions for 174,000 of the shares allocated under the 2011 Equity Incentive Plan and the trade restrictions were lifted.

As of December 31, 2015, a total number of 33,000 restricted common shares were allocated among 10 employees.

In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan.  The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. On January 8, 2016, all 137,665 restricted shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 persons.

A copy of the Amended and Restated 2011 Equity Incentive Plan is filed as Exhibit 4.14 to this report.

Compensation of Directors

The five directors received, in the aggregate, $400,000 in cash fees for their services as directors for the year ended December 31, 2015. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2015. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $6,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.

Executive Pension Plan

Our Chairman, President and Chief Executive Officer and our Chief Financial Officer & EVP have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 6 to the audited financial statements for further information about the agreements.

Employment Agreements

As of December 31, 2015 we have employment agreements with Herbjørn Hansson, our Chairman, President & Chief Executive Officer and Turid M. Sørensen, our Chief Financial Officer & EVP, Mr. Hansson does not receive any additional compensation for his services as a director or Chairman of the Board.
C. Board Practices

The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2015.  Our Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr. Kelly.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee received during 2015, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies, for more information, please see "Item 16G Corporate Governance."

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D. Employees

As of December 31, 2015, the parent company had two full-time employees and the Company had a total of 21 full time employees.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors individually and as a group, please see "Item 7. "Major Shareholders and Related Party Transactions."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware of the date of this annual report

Title	Identity of Person	No. of Shares	Percent of Class(1)

Common	High Seas AS (Hansson family)	3,370,695	3.8%
	Jim Kelly		*
	Richard Vietor		*
	Andreas Ove Ugland		*
	Jan Erik Langangen		*
	Turid M. Sorensen		*

(1) Based on 89,182,001 common shares outstanding as of the date of this annual report.
* Less than 1% of our outstanding shares.

As of December 31, 2015 institutions owned approximately 42% of the shares outstanding.
B. Related Party Transactions

Orion Tankers Ltd.

Orion was acquired by the Company in January 2, 2013, and is a subsidiary and all intercompany balances and transactions have been eliminated in the consolidated financial statements.
Scandic American Shipping Ltd.

Effective January 10, 2013, we acquired Scandic for a purchase price of $33.3 million, $18.1 million of which was paid in shares, $8.0 million of which was paid in cash. An amount of $7.2 million was payable to the seller, a company controlled by our President and CEO, for additional assets which we sold during the first quarter of 2013. The share component of the purchase price, 1,910,112 common shares purchased at $9.50 per share based on the trading price on the acquisition date, was subject to a one-year lock-up, while the cash component was primarily used by the seller to pay taxes associated with this transaction. In addition to gaining full direct control of Scandic's operations, we were no longer obligated to maintain Scandic's ownership of the Company's common shares at 2%. The Company shares owned by Scandic were not part of the transaction and remained with the seller. The acquisition was accounted for using the acquisition method.

Board Member and Employees:

Mr. Jan Erik Langangen, Board Member and advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2015, 2014 and 2013, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statements of Operations. No amounts were included within "Accounts Payable" at December 31, 2015 or at December 31, 2014.

In 2014, we entered into an agreement with an immediate family member of the Chairman, for the use of an asset owned by him for corporate and marketing activities.  We pay a fixed annual fee for this agreement and fees associated with the actual use. The cost of this arrangement for the year ended December 31, 2015 and December 31, 2014 was $0.1 million, which is included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2015 or at December 31, 2014.

On January 8, 2016, a total number of 137,665 restricted common shares, reserved for issuance under the Amended and Restated 2011 Equity Incentive Plan and that are subject to trade restrictions, were allocated among 30 persons employed in the management of the Company and the members of the Board of Directors. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the period of trade restrictions.
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

In August 2014 we distributed 699,802 of our NAO shares to our shareholders as a dividend in kind, reducing its ownership to 17.1%.

In December 2014 we acquired 488,216 shares in NAO, giving us an ownership of 19.2% as of December 31, 2014.

In May 2015 NAO announced a share repurchase program of under which NAO may repurchase up to 2.5 million of its outstanding shares. Per December 31, 2015 NAO had repurchased 870,839 shares and had 22,560,531 shares outstanding.

In November 2015, we acquired 1,521,300 shares in a private transaction.

As of the date of this annual report, we own 29.0% of NAO's outstanding common shares and the investment is accounted for using the equity method of accounting.

As compensation for coordinating the Private Placement we received 833,333 warrants with an exercise price of $15.00 per common share. The warrants vest in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of NAO's common shares between increases of 25% to 65%. The VWAP must be above an exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. The warrants expired on December 31, 2015. In 2014 333,333 warrants vested. The warrants were out of the money as of December 31, 2015 and December 31, 2014 and have no recognized value in the balance sheet as of these dates.

We received a success fee of $1.5 million after the successful listing of NAO on the NYSE in 2014. The success fee is presented as a separate line item in the Statements of Operations for the year ended December 31, 2014.

Scandic performed supportive functions for NAO from January 1, 2014 which generated external revenues for the Group. In addition, costs of $2.1 million, $2.2 million and $0.3 million incurred for the years ended December 31, 2015, 2014 and 2013 respectively associated with NAO were reimbursed.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See Item 18.

Legal Proceedings

Nordic Harrier: In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel's condition on redelivery to us was far below the contractual obligation of the charterer. All drydock expenses were capitalized and paid during 2011.

A London arbitration panel ruled in our favor at the end of January 2014 and awarded the Company $10.2 million plus direct costs and calculated interest. As of December 31, 2015, no amounts had been received and any future amounts will be recognized upon receipt. We are trying to protect our interest, but the outcome is uncertain.

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

Total dividends distributed in 2015 were $123.1 million or $1.38 per share. The quarterly dividend payments per share in 2015, 2014, 2013, 2012 and 2011 have been as follows:

Period	2015	2014		2013	2012	2011
1st Quarter	$0.22	$0.12		$0.16	$0.30	$0.25
2nd Quarter	0.38	0.23		0.16	0.30	0.30
3rd Quarter	0.40	0.28	*	0.16	0.30	0.30
4th Quarter	0.38	0.14		0.16	0.30	0.30
Total	$1.38	$0.77		$0.64	$1.20	$1.15
* Includes $0.16 per share distributed as dividend-in-kind.

The Company declared a dividend of $0.43 per share in respect of the fourth quarter of 2015 which was paid to shareholders on February 10, 2016.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol "NAT."

The following table sets forth the high and low market prices for shares of our common stock as reported by the NYSE:

	NYSE	NYSE
For the year ended:	HIGH	LOW
2011	$26.80	$11.58
2012	$16.04	$8.15
2013	$12.00	$7.00
2014	$12.61	$6.95
2015	$17.45	$9.15

	NYSE	NYSE
For the quarter ended:	HIGH	LOW
March 31, 2014	$12.61	$9.27
June 30, 2014	$10.07	$8.01
September 30, 2014	$9.65	$7.95
December 31, 2014	$10.42	$6.95
March 31, 2015	$12.08	$9.15
June 30, 2015	$15.00	$11.20
September 30, 2015	$17.45	$12.31
December 31, 2015	$17.02	$13.75

The high and low market prices for our common shares by month since October 2015 have been as follows:

	NYSE	NYSE
For the month:	HIGH	LOW
October 2015	$17.02	$14.65
November 2015	$15.80	$14.20
December 2015	$15.71	$13.75
January 2016	$15.57	$12.50
February 2016	$14.35	$9.94
March 2016*	$14.82	$12.81
*Through and including March 22, 2016

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Memorandum of Association and Bye-Laws

The following description of our capital stock summarizes the material terms of our Memorandum of Association and our bye-laws.

Under our Memorandum of Association, as amended, our authorized capital consists of 180,000,000 common shares having a par value of $0.01 per share.

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

Bermuda law permits the bye-laws of a Bermuda company to contain a provision indemnifying the Company's directors and officers for any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty, save with respect to fraud or dishonesty. Bermuda law also grants companies the power generally to indemnify directors and officers of a company, except in instances of fraud and dishonesty, if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of such company or was serving in a similar capacity for another entity at such company's request.

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

Dividend Reinvestment and Direct Stock Purchase Plan

On November 6, 2013, a registration statement on Form F-3 was declared effective by the SEC relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 shares of common stock to allow existing shareholders to purchase additional common stock by reinvesting all or a portion of the dividends paid on their common stock and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2015, no shares were issued pursuant to the plan.

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

C. Material Contracts

For a description of our 2012 Credit Facility, which the Company entered into during the 2012 fiscal year and subsequently refinanced and expanded in December 2015, please see "Item 5.—Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Our Borrowing Activities."

In December 2014, the Company announced that it had entered into final contracts with Sungdong for the construction of two Suezmax tankers with a carrying capacity of 158,000 deadweight tons each. The two contracted newbuildings were acquired at a purchase price of approximately $65.0 million per vessel and are expected to be delivered in the third quarter 2016 and the first quarter 2017.

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

As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda without the express authorization of the Ministers of Economic Development of Bermuda; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad"; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Economic Development of Bermuda.

The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda other than outlined above. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation.  For more information, please see Item 10—Additional Information —E. Taxation—Bermuda Tax Considerations.

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

We believe that we satisfied the Publicly-Traded Test for our 2015 taxable year since, on more than half the days the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2015 taxable year.  Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2015 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an IRS Form W-8.

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

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

The above mentioned tax considerations does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. Shareholders who wish to clarify their own tax situation should consult and rely upon their own tax advisors.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.nat.bm. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this annual report.

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

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $2.6 million in our interest expense for the year ended December 31, 2015.

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

We estimate that during 2015, a $1,000 per day decrease in the spot market rate would have decreased our voyage revenue by approximately $7.7 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2015. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on those criteria.

C. Attestation report of the registered public accounting firm.

The Company's internal control over financial reporting as of December 31, 2015 has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report included in this annual report.

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

The Board of Directors has determined that Mr. Ugland, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules, and that Mr. Ugland is "independent" under applicable NYSE rules and SEC standards.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2015, no such amendment was made or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

Our Board of Directors has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS and Deloitte AS, for the fiscal years ended December 31, 2015 and 2014, respectively, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2015 and 2014.
For further information on change in principal accountant see Item 16F. Change in Registrants Certifying Accountant.

FISCAL YEAR ENDED DECEMBER 31, 2015	$508,370
FISCAL YEAR ENDED DECEMBER 31, 2014	$543,080

For fiscal year ended December 31, 2014 included in the amounts are services related to limited review procedures, review of registration statements and other filings with the SEC, and issuance of comfort letters and consents of $127,252.

B. Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2015	$0
FISCAL YEAR ENDED DECEMBER 31, 2014	$0

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

Effective June 19, 2015, Deloitte AS, or Deloitte, was dismissed as the independent registered public accounting firm that audits the financial statements of the Company.

Effective June 19, 2015, KPMG AS, or KPMG, was approved by the general meeting to replace Deloitte as our independent registered public accounting firm for the year ended December 31, 2015.

Deloitte's report on our consolidated financial statements for the years ended December 31, 2014 and 2013 did not contain an adverse opinion or disclaimer of opinions and was not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of Deloitte was modified by including an explanatory paragraph with regards to the retrospective application of the equity method to account for the investment in Nordic American Offshore Ltd for the year ended December 31, 2014.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2014 and 2013, and through the period ended June 19, 2015, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have Deloitte to make reference to the matter of such disagreements in their reports.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2014 and 2013, and through the period ended June 19, 2015, none of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.

We engaged KPMG as our new independent registered public accounting firm to audit our 2015 consolidated financial statements. In connection with the audit of our financial statements for the fiscal years ended December 31, 2014 and 2013, and through the period ended June 19, 2015, neither the Company nor anyone on its behalf have consulted with KPMG on the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v).

The Company has provided Deloitte with a copy of these disclosures prior to the filing hereof and has requested that Deloitte furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Deloitte agrees with the statements made by the Company in this item. Deloitte has furnished such letter, which letter is filed as Exhibit 15.3 hereto as required by Item 16F(a)(3) of Form 20-F.

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

The financial information required by this Item is set forth on pages F-1 to F-26 and is filed as part of this annual report.

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

4.9
Amendment to Restated Management Agreement dated December 1, 2011 between Scandic American Shipping Ltd. and Nordic American Tankers Limited incorporated by reference to Exhibit 4.9 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

4.10
Amendment to Restated Management Agreement dated January 10, 2013 between Scandic American Shipping Ltd. and Nordic American Tankers Limited incorporated by reference to Exhibit 4.14 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.

4.11
Share Purchase Agreement by and between Nordic American Tankers and Burma Shipping & Investment AS, dated as of December 15, 2012, incorporated by reference to Exhibit 4.15 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission on March 19, 2013.

4.14	Amended and Restated 2011 Equity Incentive Plan.

8.1	Subsidiaries of Nordic American Tankers Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.

15.2	Consent of Independent Registered Public Accounting Firm – Deloitte AS.

15.3	Letter of Deloitte AS, dated March 22, 2016, regarding change in the Company's certifying accountant.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LTD.

/s/Herbjørn Hansson	March 23, 2016
Name: Herbjørn Hansson
Title: Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

TABLE OF CONTENTS
_________________________________________________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Nordic American Tankers Limited:

We have audited the accompanying consolidated balance sheet of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2015, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2015.  We also have audited the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nordic American Tankers Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tankers Limited and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Nordic American Tankers Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/KPMG AS

Oslo, Norway
 March 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nordic American Tankers Limited
Hamilton, Bermuda

We have audited the consolidated balance sheet of Nordic American Tankers Limited and subsidiaries (the "Company") as of December 31, 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such 2014 and 2013 consolidated financial statements present fairly, in all material respects, the financial position of Nordic American Tankers Limited and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the accompanying 2014 financial statements have been retrospectively adjusted for the accounting change in the investment in Nordic American Offshore Ltd.

/s/ Deloitte AS

Oslo, Norway
March 27, 2015

March 23, 2016 as to Note 4

Nordic American Tankers Limited Consolidated Statements of Operations for the Years Ended December 31, 2015, 2014 (adjusted) and 2013 All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2015	2014 (Adjusted)	2013
Voyage Revenues	445,738	351,049	243,657
Voyage Expenses	(158,656)	(199,430)	(173,410)
Vessel Operating Expenses	(66,589)	(62,500)	(64,924)
General and Administrative Expenses	(9,790)	(14,863)	(19,555)
Depreciation Expense	(82,610)	(80,531)	(74,375)
Loss on Contract	-	-	(5,000)
Fees for Provided Services	-	1,500	-
Net Operating Income (Loss)	128,093	(4,775)	(93,608)
Interest Income	114	181	146
Interest Expenses	(10,855)	(12,244)	(11,518)
Gain on Shares	-	3,286	-
Other Financial Expenses	(167)	(1,126)	(391)
Total Other Expenses	(10,908)	(9,903)	(11,763)
Net Income (Loss) Before Income Taxes and Equity (Loss) Income	117,185	(14,678)	(105,371)
Income Tax Expense	(96)	(47)	(86)
Equity (Loss) Income	(2,462)	1,559	40
Net Income (Loss)	114,627	(13,166)	(105,417)

Basic and Diluted Earnings (Loss) per Share	1.29	(0.15)	(1.64)
Basic and Diluted Average Number of Common Shares Outstanding	89,182,001	85,401,179	64,101,923
Cash Dividends per Share	1.38	0.63	0.64

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Comprehensive Income (Loss) for The Years Ended December 31, 2015, 2014 (adjusted) and 2013
All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2015	2014 (Adjusted)	2013
Net Income (Loss)	114,627	(13,166)	(105,417)
Other Comprehensive Loss Current Period
Translation Differences	(326)	(425)	(160)
Unrealized Gain (Loss) on Defined benefit plan	192	(253)	-
Reclassification Adjustments
Reclassification of Realized Gains to Net Loss for Available-for-Sale Securities	-	-	84
Other Comprehensive Loss	(134)	(678)	(76)
Total Comprehensive Income (Loss)	114,493	(13,844)	(105,493)

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Balance Sheets as of December 31, 2015 and 2014 (Adjusted)
All figures in USD '000, except share and per share amount

	As of December 31,
Assets	2015	2014 (Adjusted)
Current Assets
Cash and Cash Equivalents	29,889	100,736
Accounts Receivable, net	28,001	15,739
Accounts Receivable, Related Party	596	673
Prepaid Expenses	4,372	5,513
Inventory	14,843	22,223
Voyages in Progress	37,353	29,586
Other Current Assets	3,125	2,029
Total Current Assets	118,179	176,499

Non-Current Assets
Vessels, net	962,685	909,992
Deposits paid for Vessels	64,000	-
Goodwill	18,979	18,979
Investment in Nordic American Offshore Ltd	64,877	62,059
Other Non-Current Assets	15,906	8,331
Total Non-Current Assets	1,126,447	999,361
Total Assets	1,244,626	1,175,860

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	4,247	6,664
Accrued Voyage Expenses	7,035	8,784
Accrued Liabilities	9,577	8,587
Total Current Liabilities	20,859	24,035

Long Term Debt	330,000	250,000
Deferred Compensation Liability	13,046	12,914
Total Liabilities	363,905	286,949

Commitment and Contingencies	-	-

Shareholders' Equity
Common Stock, Par Value $0.01 per Share 180,000,000 authorized 89,182,001 issued and outstanding at December 31, 2015 and December 31, 2014.	892	892
Additional Paid-In Capital	114,679	114,291
Contributed Surplus	766,122	787,732
Accumulated Other Comprehensive Loss	(972)	(838)
Accumulated Deficit	-	(13,166)
Total Shareholders' Equity	880,721	888,911
Total Liabilities and Shareholders' Equity	1,244,626	1,175,860
The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2015, 2014 (adjusted) and 2013
All figures in USD '000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
Balance at December 31, 2012	52,907,139	8,500	529	15,615	866,515	(84)	(73,192)	809,383
Accumulated coverage of loss as of December 31, 2012	-	-	-	-	(73,192)	-	73,192	-
Net Loss	-	-	-	-	-	-	(105,417)	(105,417)
Common Shares Issued, net of $0.7 million issuance cost	20,556,250	-	206	172,405	-	-	-	172,611
Other Comprehensive Loss	-	-	-	-	-	(76)	-	(76)
Common Shares Issued in connection with acquisition of Scandic	1,910,112	-	19	18,127	-	-	-	18,146
Common Shares Repurchased – 2011 Equity Incentive Plan	(14,500)	14,500	-	-	-	-	-	-
Share-Based Compensation	-	-	-	2,093	-	-	-	2,093
Dividends paid	-	-	-	-	(41,756)	-	-	(41,756)
Balance at December 31, 2013	75,359,001	23,000	754	208,240	751,567	(160)	(105,417)	854,984
Accumulated coverage of loss as of December 31, 2013	-	-	-	-	(105,417)	-	105,417	-
Net Loss	-	-	-	-	-	-	(13,166)	(13,166)
Common Shares Repurchased – 2011 Equity Incentive Plan	(10,000)	10,000	-	(99)	-	-	-	(99)
Common Shares Distributed – 2011 Equity Incentive Plan	33,000	(33,000)	-	-	-	-	-	-
Common Shares Issued, net of $0.2 million issuance cost	13,800,000	-	138	113,295	-	-	-	113,433
Reduction of share premium	-	-	-	(208,240)	208,240	-	-	-
Other Comprehensive Loss	-	-	-	-	-	(678)	-	(678)
Share Based Compensation	-	-	-	1,096	-	-	-	1,096
Dividends paid					(66,658)			(66,658)
Balance at December 31, 2014 (Adjusted)	89,182,001	-	892	114,291	787,732	(838)	(13,166)	888,911
Accumulated coverage of loss as of December 31, 2014	-	-	-	-	(13,166)	-	13,166	-
Net Income	-	-	-	-	-	-	114,627	114,627
Other Comprehensive Loss	-	-	-	-	-	(134)	-	(134)
Share Based Compensation	-	-	-	388	-	-	-	388
Dividends Paid	-	-	-	-	(8,444)	-	(114,627)	(123,071)
Balance at December 31, 2015	89,182,001	-	892	114,679	766,122	(972)	-	880,721

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2014 (adjusted) and 2013
All figures in USD '000
	Year Ended December 31,
Cash Flows from Operating Activities	2015	2014 (Adjusted)	2013
Net Income (Loss)	114,627	(13,166)	(105,417)
Reconciliation of Net Loss to Net Cash Provided by (Used in) Operating Activates
Depreciation Expense	82,610	80,531	74,375
Loss on Contract	-	-	5,000
Equity Loss (Income)	2,462	(1,497)	-
Return on Investment	-	1,929	-
Dry-dock Expenditure	(11,450)	(5,346)	(17,928)
Amortization of Deferred Finance Costs	1,240	1,228	1,228
Deferred Compensation Liability	324	782	832
Share-based Compensation	388	997	2,093
Gain on Equity Method Investment	-	(3,285)	-
Adjustment of warrants to fair value	-	915	-
Other, net	(61)	(37)	(5)
Changes in Operating Assets and Liabilities
Accounts Receivables	(11,832)	3,539	(11,435)
Accounts Receivables, Related Party	77	-	-
Inventory	7,380	2,438	3,528
Prepaid Expenses and Other Current Assets	262	300	(130)
Accounts Payable and Accrued Liabilities	(3,869)	2,784	(3,796)
Voyages in Progress	(7,767)	(14,633)	4,390
Net Cash Provided by (Used in) Operating Activities	174,391	57,479	(47,265)

Cash Flows from Investing Activities
Proceeds from Sale of Marketable Securities	-	-	600
Investment in Vessels	(123,373)	(73,772)	(6,983)
Investment in Other Fixed Assets	(103)	(281)	(1,864)
Sale of Other Fixed Assets	334	-	-
Deposits to and Repayment from Seller	(64,000)	-	5,475
Investments in Nordic American Offshore Ltd	(9,508)	(11,403)	(65,004)
Acquisition of Orion Tankers Ltd	-	-	(271)
Cash Arising from Obtaining Control of Orion Tankers Ltd	-	-	6,544
Acquisition of Scandic American Shipping Ltd, net of Cash acquired	-	-	(7,641)
Acquisition of Scandic, Assets Held for Sale	-	-	(5,467)
Proceeds from Sale of Scandic Assets Held for Sale	-	-	5,467
Long-term Deposits	(5,000)	-	(5,000)
Return of Investments	4,227	3,772	-
Other, net	-	-	889
Net Cash Provided by (Used in) Investing Activities	(197,423)	(81,685)	(73,255)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	-	113,433	172,611
Proceeds from Use of Credit Facility	80,000	-	40,000
Repayments on Credit Facility	-	-	(40,000)
Credit Facility Costs	(4,640)	-	-
Dividends Distributed	(123,071)	(54,069)	(41,756)
Net Cash (Used In) Provided by Financing Activities	(47,711)	59,364	130,855
Net (Decrease) Increase in Cash and Cash Equivalents	(70,743)	35,158	10,335

Cash and Cash Equivalents at Beginning of Year	100,736	65,675	55,511
Effect of Exchange Rate changes on Cash and Cash Equivalents	(104)	(97)	(171)
Cash and Cash Equivalents at End of Year	29,889	100,736	65,675

Cash Paid for Interest, Net of Amounts Capitalized	9,374	9,700	7,158
Cash Paid for Taxes	47	86	214
Fair value of shares distributed as dividend in kind	-	12,589	-

The accompanying notes are an integral part of these consolidated financial statements.

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

The Company is an international tanker company that currently owns 26 Suezmax tankers, including two newbuildings, an increase from three vessels owned in the autumn of 2004. The Company expects that the expansion process will continue over time and that more vessels will be added to its fleet. The 24 vessels the Company currently operates average approximately 156,000 dwt each. In 2015, 2014 and 2013, the Company chartered all of its operating vessels in the spot market.

In January 2013 NAT acquired Scandic American Shipping Ltd. ("Scandic") and Orion Tankers Ltd ("Orion"). Accordingly, these financial statements are presented on a consolidated basis for NAT and its subsidiaries ("the Company"). For the year ended December 31, 2015 and December 31, 2014 Scandic had the daily administrative and operational responsibility and Orion has provided services as the commercial manager. The Group provided assistance in the formation of Nordic American Offshore in 2013 and the initial public offering in 2014, and Scandic has provided administrative services in 2015, 2014 and 2013. For further details on the acquisition of the subsidiaries and the investment in NAO please see Note 4 and Note 5, respectively.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

The Company's Fleet
Including two newbuildings, the Company's current fleet consists of 26 Suezmax crude oil tankers of which 24 were built in Korea. The Company has entered into preliminary contracts for the construction of two Suezmax vessels expected to be delivered in the third quarter 2016 and first quarter 2017.

Vessel	Built	Deadweight Tons	Delivered to NAT
Nordic Harrier	1997	151,459	1997
Nordic Hawk	1997	151,475	1997
Nordic Hunter	1997	151,401	1997
Nordic Voyager	1997	149,591	2004
Nordic Fighter	1998	153,328	2005
Nordic Freedom	2005	159,331	2005
Nordic Discovery	1998	153,328	2005
Nordic Saturn	1998	157,331	2005
Nordic Jupiter	1998	157,411	2006
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Sprite	1999	147,188	2009
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Aurora	1999	147,262	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Newbuilding 1		158,000	2016
Newbuilding 2		158,000	2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements ("financial statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Principles of Consolidation: Entities in which NAT has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

The equity method of accounting is used for investments in companies which NAT does not control; however, NAT has the ability to exercise significant influence.

During 2015, the Company's ownership interest in Nordic American Offshore Ltd. ("NAO") increased to 26.7% Based on the significance of the Company's ownership interest and potential future increase in ownership interest, through NAO's share repurchase program, the Company determined it has the ability to exercise significant influence over NAO and therefore, changed its method of accounting for the investment in NAO from an available-for-sale security to an equity method investment. The change in accounting method has been retrospectively applied to the consolidated financial statements as of and for the year ended December 31, 2014  For more information on our investment in NAO please see Note 4.

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Foreign Currency Translation: The functional currency of NAT is the United States ("U.S.") dollar as all revenues are received in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The subsidiary of Orion, Orion Tankers AS, and the European branch of Scandic, both have Norwegian Kroners as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders' equity as part of accumulated other comprehensive loss.

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

Spot Charters: Revenue is generated from freight billing, as the Company is responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When the Company's tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. The Company considers it appropriate to present the gross amount of earned revenue from the spot charter, showing voyage expenses related to the voyage separately in the Statements of Operations.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments such as time deposits with original maturities of three months or less.

Marketable Securities:  Marketable equity securities held by the Company are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the Statements of Operations. Dividends received on available-for-sale securities are recognized in the Statements of Operations as other financial income.

Accounts Receivable: Accounts and other receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2015 and December 31, 2014, the Company has not made any allowance for doubtful balances.

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

Impairment of Vessels:
The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days. The Company estimates the daily time charter equivalent for the remaining operating days based on the most recent fifteen year historical average for similar vessels and utilizing available market data for spot market rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $9.7 million per vessel. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair value if the fair value is lower than the vessel's carrying value. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. There was no impairment on vessels for the years ended December 31, 2015, 2014 and 2013.

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

Investments in Equity Method Investees: Investments in other entities where the Company has "significant influence" in accordance with U.S. GAAP are accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost and is adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company evaluates its investment in equity method investees for impairment when events or circumstances indicate that the carrying value of the investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Statements of Operations.

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
Goodwill: Goodwill represents the excess of costs over the fair value of the assets of businesses NAT has acquired. Goodwill is not amortized, but instead tested for impairment at the reporting unit level on an annual basis as of December 31, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill is tested for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of the reporting unit, unless there is a readily determinable fair market value.

Deferred Compensation Liability: The Company has two individual deferred compensation agreements with the Company's CEO and CFO & EVP. The deferred compensation liabilities are denominated in Norwegian currency. The liabilities are accounted for on an accrual basis using actuarial calculations. Any currency translation adjustments as well as actuarial gains and losses are recognized in general and administrative expenses as incurred.

Defined Benefit Plan: The employees of Scandic and Orion have defined benefit pension plans. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management's best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The underfunded status of the defined benefit pension plans are recognized as  deferred compensation liability in the Balance Sheets. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. As of December 31, 2015 and 2014 the net liability was $0.2 million and $0.4 million, respectively.

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

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. For further information on fair value of financial instruments please see Note 16.

Deferred Financing Costs: Financing costs, including fees, commissions and legal expenses, which are recorded as "Other Non-Current Assets" and "Other Current Assets" on the Balance Sheets are deferred and amortized on a straight-line basis over the term of the arrangement. Applying the straight-line basis is not materially different from the effective interest method.

Stock-Based Payments:

Restricted Shares to Employees: The fair value of restricted shares is estimated based on the market price of the Company's shares. The fair value of restricted shares granted to employees is measured at grant date and the Company records the compensation expense for such awards over the requisite service period.

Income Taxes:  The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes. The statutory applicable rate to consolidated corporate earnings is 0%.

Two of the Company's wholly-owned subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 27%, 27% and 28% for the years ended December 31, 2015, 2014 and 2013, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2015, 2014 and 2013 was $96,000, $47,000 and $65,000, respectively. Deferred tax assets related to these entities is not material. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

Concentrations:

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. The Company's cash is primarily held in major banks and financial institutions and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to accounts receivable are limited to our client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2015 two customers' accounted for approximately 30% and 12% of the total revenues, respectively. For the year ended December 31, 2014 two customers accounted for approximately 40% of the total revenues and for the year ended December 31, 2013 two customers accounted for approximately 42% of the total revenues.

Accounts receivable, net, as of December 31, 2015 and 2014 were $28.6 million and $16.4 million, respectively. Two charterers accounted for 22% and 21% of the outstanding amount as of December 31, 2015 and, three charterers accounted for 62% of the outstanding amount as of December 31, 2014.

Recent Accounting Pronouncements:
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. The ASU will be effective for the first interim period beginning after December 15, 2017 and early adoption is not permitted. The Company is in the process of evaluating the impact of this standard, if any, on its consolidated statements and related disclosures.

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
In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which provides new authoritative guidance regarding whether reporting entities should consolidate certain legal entities. The standard is effective for annual periods beginning after December 15, 2015 and interim periods within annual periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity also may apply the amendments retrospectively. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements
In April 2015, the FASB issued ASU No. 2015-03,  Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the Balance Sheets as a direct deduction from the debt liability rather than as an asset. In August 2015, ASU 2015-15 clarified this standard to state that debt issuance costs of line of credit arrangements would not be required to be reclassified from other assets to liabilities.  Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. The Company will adopt the standard effective January 1, 2016 which will result in the netting of our deferred financing costs against long-term debt balances in the Balance Sheets for the periods presented and related disclosure. There will be no impact to the manner in which deferred financing costs are amortized in our consolidated financial statements.

In July 2014, the FASB issued ASU No. 2015-11, Inventory (Topic 330) – Simplifying the Measurement of Inventory, which requires an entity to measure inventory at the lower of cost and net realizable value. The amendments in the update are effective for fiscal years beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not been previously issued. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), introducing a new lessee model to determine classification of leases. The amendments in the Update are effective for fiscal years beginning after December 15, 2018. Early adoption of the amendments is permitted. The Company is not planning to early adopt, and the adoption is not expected to have material impact on the consolidated financial statements.

3.	VESSELS, NET
Vessels, net, consist of the carrying value of 24 vessels and 22 vessels for the year ended December 31, 2015 and December 31, 2014, respectively. Vessels, net include drydocking costs.
All Figures in USD '000	2015	2014
Vessels	1,530,245	1,406,872
Drydocking	82,695	70,765
Total	1,612,940	1,477,637
Less Accumulated Depreciation	(650,255)	(567,645)
Vessels, net	962,685	909,992

Impairment Loss on Vessels

The Company has not recorded impairment loss on vessels for the years ended December 31, 2015, 2014 and 2013, respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels may not be recoverable.

4.	INVESTMENTS
Nordic American Offshore Ltd.
Nordic American Offshore Ltd. ("NAO") was incorporated on October 17, 2013, and operates Platform Supply Vessels ("PSV"). On November 18, 2013 NAO concluded a private placement of $250 million, wherein the Company participated with an investment of $65 million, or 4,333,566 shares. NAO was accounted for using the equity method of accounting.

In June 2014 NAO completed an initial public offering on the New York Stock Exchange wherein the Company acquired 375,000 shares for $5.6 million.

In 2014 NAT distributed 699,802 NAO shares as dividend-in-kind to its shareholders. The shares were measured at fair value at the time of the distribution, and a gain of $2.1 million was recognized in the Statements of Operations.  In December 2014 the Company acquired an additional 488,216 shares in the open market bringing its ownership to 19.2% per December 31, 2014.

In May 2015 NAO announced a share repurchase program of under which NAO may repurchase up to 2.5 million of its outstanding shares. Per December 31, 2015 NAO had repurchased 870,839 shares and had 22,560,531 shares outstanding.

Based on the significance of the Company's ownership interest and potential future increase in ownership interest, through NAO's share repurchase program, the Company determined it has the ability to exercise significant influence over NAO and therefore, changed its method of accounting for the investment in NAO from an available-for-sale security to an equity method investment. The change in accounting method has been retrospectively applied to the consolidated financial statements as of and for the year ended December 31, 2014, resulting in the following adjustments:

All figures in USD '000	As previously reported	Adjustments	As adjusted
At December 31, 2014
Consolidated Statements of Operations
Dividends Received	252	(252)	-
Equity (Loss) Income	1,665	(106)	1,559
Net Loss	(12,808)	(358)	(13,166)
Basic and Diluted Earnings (Loss) per Share	(0.15)	(0.00)	(0.15)

Consolidated Statements of Comprehensive Income (Loss)
Net Income (Loss)	(12,808)	(358)	(13,166)
Unrealized Gain (Losses) on Available-for-Sale Securities	(7,194)	7,194	-
Total Other Comprehensive Income (Loss)	(20,680)	7,194	(13,844)

Consolidated Balance Sheets
Investment in Nordic American Offshore	55,223	6,836	62,059
Total Assets	1,169,024	6,836	1,175,860
Accumulated Other Comprehensive Loss	(8,032)	7,194	(838)
Accumulated Deficit	(12,808)	(358)	(13,166)
Total Liabilities and Shareholders' Equity	1,169,024	6,836	1,175,860

Consolidated Statements of Cash Flows
Net Income	(12,808)	(358)	(13,166)
Equity Loss (Income)	-	(1,497)	(1,497)
Return on Investment	-	1,929	1,929
Net Cash Provided by (Used in) Operating Activities	57,479	-	57,479

For the year ended December 31, 2013 no adjustments were required.

In November 2015 the Company purchased 1,521,300 shares in a private transaction after which the Company owned 26.5 % in NAO.

NAT's ownership in NAO as of December 31, 2015 and 2014 was 26.7% and 19.2%, respectively.

The fair value of NAT's investment in NAO, based on the price of the stock and shares owned was $31.7 million and $55.2 million as of December 31, 2015 and 2014, respectively. NAT believes NAO has the ability to recover the carrying value of the investment through its operations, and NAT has both the ability and intent to keep its investment in NAO until it is profitable.

Summarized balance sheet information for NAO is as follows:

All figures in USD '000	December 31, 2015	December 31, 2014
Current assets	14,565	51,743
Noncurrent assets	322,802	270,678
Total Assets	337,367	322,421
Current liabilities	7,735	3,191
Noncurrent liabilities	48,775	-
Total Shareholders' Equity	280,857	319,230
Total liabilities and equity	337,367	322,421

NAT's share of NAO's equity was $75.0 million and $61.3 million as of December 31, 2015 and 2014, respectively.

Summarized Statement of Operations information for NAO is as follows:
	Years ended December 31,		From October 17, 2013 to December 31,
All figures in USD '000	2015	2014	2013
Operating Revenues	36,372	52,789	1,280
Net Operating (Loss) Income	(8,372)	11,262	(258)
Net (Loss) Income	(10,844)	6,931	(70)

NAT's portion of NAO's Net (Loss) Income in the Statements of Operations per December 31, 2015 and 2014 was ($2.5) million and $1.6 million respectively.
5.	ACQUISITIONS
Scandic American Shipping Ltd
On January 10, 2013 the Company acquired Scandic, which was previously owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family.  The purchase price was $33.3 million, of which $18.1 million was paid in shares, $8.0 million was paid in cash and $7.2 million was payable to the seller for additional assets which were sold during the first quarter of 2013.  The number of shares issued was 1,910,112, trading at $9.50 on the acquisition date.  The Company performed an analysis of the fair value of the tangible assets acquired and liabilities assumed, resulting in recognition of $19.0 million of goodwill.  A settlement loss of $5.0 million relates to a preexisting contractual relationship between the Company and Scandic, which was recognized as a loss on contract in the consolidated Statements of Operations for the year ended December 31, 2013.

Orion Tankers Ltd

Orion was established as a pool manager equally owned by the Company and Frontline. In September 2012, it was agreed that Frontline would withdraw its nine Suezmax tankers from the pool during the fourth quarter of 2012. The withdrawal of these vessels was completed effective November 5, 2012.  On January 2, 2013, the Company acquired the remaining 50% of Orion at its nominal book value as of December 31, 2012.  Fair value of total assets acquired was $1.8 million and liabilities assumed $1.3 million, accordingly the cash consideration for the Company was $0.3 million for the remaining 50% stake and no goodwill or gain or loss was recognized.
6.	RELATED PARTY TRANSACTIONS
Nordic American Offshore Ltd.:

As compensation for its services and coordinating NAO's private equity placement in 2013, NAT received 833,333 warrants with an exercise price of $15.00 per common share. The warrants became exercisable in 20% increments at each 10% increase in the volume weighted average price, or VWAP, of our common shares between increases of 25% and 65%. The VWAP must be above exercise level for a minimum of 10 business days, with a minimum trading volume of $2 million above exercise levels. Two of the 20% increments became exercisable in 2014; however, the warrants were "out of the money" and not exercised.  The warrants expired on December 31, 2015.

On June 12, 2014, NAO was listed on the New York Stock Exchange.  As compensation for coordinating this transaction, NAT received a success fee of $1.5 million, which is included in Fees for provided services for the year ended December 31, 2014.

In December 2013, Scandic entered into a management agreement with NAO for the provision of administrative services as requested by NAO management.  For services under the management agreement, Scandic receives a management fee of $150,000 per annum, and is reimbursed for cost incurred in connection with its services.  Scandic also receives reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by Scandic, which is attributable to NAO.  For the year ended December 31, 2015, 2014 and 2013, the Company recognized an aggregate of $2.1 million, $2.2 million and $0.3 million, respectively, for such costs incurred which was included in General and Administrative Expenses.

Board Member and Employees:
Mr. Jan Erik Langangen, Board Member and advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million in costs in each of the years ended December 31, 2015, 2014 and 2013, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in General and Administrative Expenses within the Statements of Operations. There was $0 million included within Accounts Payable at December 31, 2015 and 2014, respectively.

In 2014 NAT entered into an agreement with an immediate family member of the Chairman, for the use of an asset owned by him for corporate and marketing activities.  NAT pays a fixed annual fee for this agreement and fees associated with the actual use. The cost of this arrangement for the year ended December 31, 2015 and 2014 was $0.1 million, which are included in General and Administrative Expenses.  No amounts were due to the related party as of December 31, 2015 and 2014.

7.	DEFERRED COMPENSATION LIABILITY
In 2010, the Board of Directors approved an unfunded deferred compensation agreement for Turid M. Sørensen, the Company's Chief Financial Officer and Executive Vice President. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liabilities are denominated in Norwegian currency. Benefits vest over a period of employment of 20.5 years up to a maximum of 66% of the salary level at the time of retirement, age of 67. Interest is imputed at 2.70% and 2.30% as of December 31, 2015 and 2014, respectively. The rights under the agreement commenced in May 2008. As the agreement was effective in 2010, vested rights under the agreement were recognized in 2010.

In May 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. Benefits vest over a period of employment of 14 years up to a maximum of 66% of the salary level at the time of retirement, age of 70. Interest is imputed at 2.70% and 2.30% as of December 31, 2015 and 2014, respectively. The rights under the agreement commenced in October 2004. The CEO has the right to require a bank guarantee for the deferred compensation liability and the CEO has served in his position since the inception of the Company in 1995.

The total expense related to the deferred compensation agreements for the Chairman, President and CEO and for the Company's Chief Financial Officer and Executive Vice President, recognized in 2015, 2014 and 2013 were $0.4 million, $0.4 million and $0.8 million, respectively. As of December 31, 2015 and 2014 total deferred compensation liability was $12.5 million and $12.8 million, respectively.

8.	OTHER NON-CURRENT ASSETS
All figures in USD '000	2015	2014
Fixture, Furniture and Equipment	474	1,099
Deferred Finance Costs	5,432	2,232
Long term deposit (Restricted Cash)	10,000	5,000
Total as of December 31,	15,906	8,331

The long term deposit relates to the Company transferring cash to a restricted account in accordance with the deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO, described in Note 7.

9.	SHARE-BASED COMPENSATION PLAN
Equity Incentive Plan 2011

In 2011, the Board of Directors decided to establish an incentive plan involving a maximum of 400,000 restricted shares of which all shares were allocated among the management of the Company and the members of the Board of Directors.
On February 23, 2011, at a grant date fair value of $23.88 per share, 326,000 restricted shares were granted with a four-year cliff-vesting period.  On August 5, 2011, at a grant date fair value of $18.05 per share, 74,000 restricted shares were granted with a five-year cliff-vesting period.  The shares are forfeited if the grantee leaves the Company before that time. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights.
In 2013 the Board of Directors amended the vesting requirements for 174,000 shares allocated under the 2011 Equity Incentive Plan and the vesting requirements were lifted. The lifting of the vesting requirements was in relation to the acquisition of Scandic American Shipping Ltd. This resulted in $1.1 million being charged to General and Administrative expense in the first quarter of 2013.
In 2014 we repurchased 10,000 restricted common shares outstanding.
As of December 31, 2015, the Company had repurchased from employees who have resigned from the manager a total of 33,000 restricted common shares and granted these amongst new members of management with a four-year cliff vesting period and various grant date fair values.
The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to restricted shares under the plan was $0.4 million, $1.1 million, and $2.1 million for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively.
As of December 31, 2015, unrecognized cost related to unvested shares aggregated to $0.3 million, which will be recognized over a weighted period of 2.1 years.
The tables below summarize the Company's restricted stock awards as of December 31, 2015:
	Restricted shares - Employees	Weighted-average grant-date fair value - Employees
Non-vested at January 1, 2015	226,000	$22.00
Granted during the year	-	-
Vested during the year	(193,000)	24.08
Forfeited during the year	-	-
Non-vested at December 31, 2015	33,000	9.84

The total fair value of the shares vested in 2015 was $1.9 million, $0.0 million and $1.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

10.	LONG-TERM DEBT
2012 Credit Facility:
On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "2012 Credit Facility"). Amounts borrowed under the 2012 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The 2012 Credit Facility originally matured in October 2017.
In December 2015 the Company expanded the 2012 Credit Facility from $430 million to $500 million. The new maturity of the credit facility is December 2020. There are no repayment requirements before maturity on the 2012 Credit Facility. The expanded facility was effective January 2016.
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

In connection with the expansion of the 2012 Credit Facility the Company incurred $4.6 million in deferred financing costs in 2015.

At the end of 2015 and 2014 the Company had $330 million and $250 million drawn, and $100 million and $180 million available under its 2012 Credit Facility, respectively.

11.	INTEREST EXPENSE
Interest expenses consist of interest expense on the long term debt, the commitment fee and amortization of deferred financing costs related to the 2012 Credit Facility described in Note 10.
All amounts in USD '000	2015	2014	2013
Interest Expenses, net of capitalized interest	7,590	8,686	7,950
Commitment Fee	2,025	2,330	2,340
Amortization of Deferred Financing Costs	1,240	1,228	1,228
Total Interest Expenses	10,855	12,244	11,518

For the years ended December 31, 2015, 2014 and 2013, $1.0 million, $0.0 million and $0.0 million of interest expenses were capitalized.

12.	ACCRUED LIABILITIES
All figures in USD '000	2015	2014
Accrued Interest	1,639	1,452
Accrued Expenses	7,938	4,481
Deferred revenue	-	2,654
Total as of December 31,	9,577	8,587

13.	EARNINGS (LOSS) PER SHARE
Basic earnings per share ("EPS") are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD	2015	2014	2013
Numerator:
Net Income (Loss)	114,626,581	(13,165,527)	(105,417,590)
Denominator:
Basic - Weighted Average Common Shares Outstanding	89,182,001	85,401,179	64,101,923
Dilutive – Weighted Average Common Shares Outstanding	89,182,001	85,401,179	64,101,923
Earnings (Loss) per Common Share:
Basic	1.29	(0.15)	(1.64)
Diluted	1.29	(0.15)	(1.64)

14.	SHAREHOLDERS' EQUITY
Authorized, issued and outstanding common shares roll-forward is as follows:

All figures in USD ´000, except number of shares	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of January 1, 2013	90,000,000	52,915,639	529
Common Shares Issued		20,556,250	206
Shares issued in connection with the Scandic acquisition		1,910,112	19
Balance as of December 31, 2013	90,000,000	75,382,001	754
Common Shares Issued in Follow-on Offering		13,800,000	138
Increase in Authorized Shares	90,000,000
Balance as of December 31, 2014	180,000,000	89,182,001	892
Balance as of December 31, 2015	180,000,000	89,182,001	892

As part of the acquisition of Scandic the Company issued 1,910,112 shares. For further background and details related to the acquisition please see Note 4 and 5.
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
Additional Paid in Capital
Included in Additional Paid in Capital is the Company's Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to its creditors and a subsequent period for creditor notice of concern, regarding the Company's intention to make such funds available for distribution following shareholder approval. The Share Premium Fund was $77.4 million and $77.4 million as of December 31, 2015 and 2014 respectively. Credits and Charges to Additional Paid in Capital were a result of the accounting for the Company's share based compensation programs and issuance of shares in relation to the acquisition of Scandic.
On June 17, 2014, at the Company's Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $208.2 million. The legal procedures related to this reduction were finalized in July 2014 upon which the amount became eligible for distribution.
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

For 2015, the Company had a net income of $114.6 million, and paid a dividend of $123.0 million. Accordingly, a total of $8.4 million were charged to the Company's Contributed Surplus Account.

For the years ended December 31, 2014 and 2013 the Company had a net loss of $13.2 million and $105.4 million, respectively. For these years all dividend distributions were charged to the Contributed Surplus Account.

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
15.	COMMITMENTS AND CONTINGENCIES
Nordic Harrier
The arbitration hearings involving the Suezmax vessel Gulf Scandic (now named Nordic Harrier) have finished. Gulf Navigation Holding PJSC (GulfNav) was the other party in the arbitration. The case relates to the 6 year bareboat charter with GulfNav of the Gulf Scandic covering the period 2004 to 2010.

When the vessel was redelivered to the Company by the charterer in October 2010, it was in very poor technical condition. The vessel had not been operated according to sound maintenance practices by the charterer. The Company had the vessel repaired in the autumn of 2010 and spring of 2011, and made a claim against GulfNav for costs incurred. A London arbitration panel ruled in favor of NAT at the end of January 2014 and awarded the Company $10.2 million plus direct costs and calculated interest. Any amounts received will be recorded upon receipt, no amounts were received in 2014 or 2015. The Company is trying to protect its interest, but the outcome is uncertain.

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
No claims have been filed against the Company for the fiscal years 2015, 2014 or 2013, and the Company has not been a party to any legal proceedings for the years ended December 31, 2015, 2014 and 2013.
16.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES
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

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the Balance Sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.
-	The estimated fair value of the warrants in NAO was calculated based on a Black-Scholes model using comparative market data for other companies in the Platform Supply Vessel, or "PSV", segment to estimate volatility, and by assigning an estimated probability for achieving the exercise levels presented in Note 6.

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2015 and 2014 are as follows:
All figures in USD '000	Fair Value Hierarchy Level	2015 Fair Value	2015 Carrying Value	2014 Fair Value	2014 Carrying Value
Cash and Cash Equivalents	1	29,889	29,889	100,736	100,736
Warrants in NAO	3	-	-	-	-
Credit Facility	2	(330,000)	(330,000)	(250,000)	(250,000)

17.	SUBSEQUENT EVENTS
On January 13, 2016 the Company declared a cash dividend of $0.43 per share in respect of the results for the fourth quarter of 2015, with a payment date of February 10, 2016.