Form 20-F
period 2016-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2017-05-01
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Common Shares, $0.01 par value
Series A Participating Preferred Shares
Title of class

New York Stock Exchange
Name of exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of share capital as of the close of the period covered by the annual report:

As of December 31, 2016, there were outstanding 101,969,666 common shares of the Registrant, $0.01 par value per share.

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer," and "emerging growth company"  in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. _

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

TABLE OF CONTENTS

PART I		2
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A. Selected Financial Data		2
B. Capitalization and Indebtedness		4
C. Reasons for the offer and use of Proceeds		4
D. Risk Factors		4
ITEM 4.	INFORMATION ON THE COMPANY	19
A. History and Development of the Company		19
B. Business Overview		21
C. Organizational Structure		32
D. Property, Plant and Equipment		32
ITEM 4A.	UNRESOLVED STAFF COMMENTS	32
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	32
A. Operating Results		32
B. Liquidity and Capital Resources		36
C. Research and Development, Patents and Licenses, Etc.		38
D. Trend Information		38
E. Off Balance Sheet Arrangements		38
F. Tabular Disclosure of Contractual Obligations		38
G. Safe Harbor		39
H. Critical Accounting Estimates		39
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A. Directors and Senior Management		44
B. Compensation		47
C. Board Practices		47
D. Employees		47
E. Share Ownership		47
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	48
A. Major Shareholders		48
B. Related Party Transactions		48
C. Interests of Experts and Counsel		49
ITEM 8.	FINANCIAL INFORMATION	50
A. Consolidated Statements and other Financial Information		50
B. Significant Changes		50
ITEM 9.	THE OFFER AND LISTING	50
ITEM 10.	ADDITIONAL INFORMATION	52
A. Share Capital		52
B. Memorandum and Articles of Association		52
C. Material Contracts		55
D. Exchange Controls		55
E. Taxation		56
F. Dividends and Paying Agents		65
G. Statement by Experts		65
H. Documents on Display		66
I. Subsidiary Information		66

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	66
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	66
PART II		67
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	67
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	67
ITEM 15.	CONTROLS AND PROCEDURES	67
A. Disclosure Controls and Procedures.		67
B. Management's annual report on internal control over financial reporting.		67
C. Attestation report of the registered public accounting firm.		68
D. Changes in internal control over financial reporting.		68
ITEM 16.	RESERVED	68
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	68
ITEM 16B.	CODE OF ETHICS	68
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	69
A. Audit Fees		69
B. Audit-Related Fees		69
C. Tax Fees		69
D. All Other Fees		69
E. Audit Committee's Pre-Approval Policies and Procedures		69
F. Not applicable.		69
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	69
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.	69
ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.	69
ITEM 16G.	CORPORATE GOVERNANCE	69
ITEM 16H.	MINE SAFETY DISCLOSURE	69
PART III		70
ITEM 17.	FINANCIAL STATEMENTS	70
ITEM 18.	FINANCIAL STATEMENTS	70
ITEM 19.	EXHIBITS	70

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

A.  Selected Financial Data

The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5.Operating and Financial Review and Prospects.  The Statements of Operations data for each of the three years ended December 31, 2016, 2015 and 2014 and selected balance sheet data as of December 31, 2016 and 2015 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations data for each of the years ended December 31, 2013 and 2012 and selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from our audited financial statements not included in this Annual Report on Form 20-F, with the information as at December 31, 2015, 2014, 2013 and 2012, adjusted as described below.

SELECTED CONSOLIDATED FINANCIAL DATA	Year ended December 31,
All figures in thousands of USD except share data	2016	2015	2014	2013	2012
Voyage Revenues	357,451	445,738	351,049	243,657	130,682
Voyage Expenses	(125,987)	(158,656)	(199,430)	(173,410)	(38,670)
Vessel Operating Expense	(80,266)	(66,589)	(62,500)	(64,924)	(63,965)
General and Administrative Expenses	(12,296)	(9,790)	(14,863)	(19,555)	(14,700)
Depreciation Expenses	(90,889)	(82,610)	(80,531)	(74,375)	(69,219)
Impairment Loss on Vessel	-	-	-	-	(12,030)
Loss on Contract	-	-	-	(5,000)	-
Fees for Provided Services	-	-	1,500	-	-
Settlement Received	5,328	-	-	-	-
Net Operating Income (Loss)	53,341	128,093	(4,775)	(93,608)	(67,902)

Interest Income	215	114	181	146	357
Interest Expense	(11,170)	(10,855)	(12,244)	(11,518)	(5,854)
Other Financial (Expense) Income	(98)	(167)	2,160	(351)	207
Total Other Expenses	(11,053)	(10,908)	(9,903)	(11,723)	(5,290)
Income Tax Expense	(102)	(96)	(47)	(86)	-
Impairment Loss on Equity Method Investment	(46,642)	(2,462)	1,559	-	-
Net (Loss) Income	(4,456)	114,627	(13,166)	(105,417)	(73,192)

Basic Earnings (Loss) per Share	(0.05)	1.29	(0.15)	(1.64)	(1.39)
Diluted Earnings (Loss) per Share	(0.05)	1.29	(0.15)	(1.64)	(1.39)
Cash Dividends Declared per Share	1.37	1.38	0.61	0.64	1.20
Basic Weighted Average Shares Outstanding	92,531,001	89,182,001	85,401,179	64,101,923	52,547,623
Diluted Weighted Average Shares Outstanding	92,531,001	89,182,001	85,401,179	64,101,923	52,547,623
Market Price per Common Share as of December 31,	8.40	15.54	10.07	9.70	8.75

Other financial data:
Net Cash Provided by (Used in) Operating Activities	127,786	174,392	57,460	(47,265)	(567)
Cash Dividends Paid	125,650	123,071	54,069	41,756	63,497

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	82,170	29,889	100,736	65,675	55,511
Total Assets (1)	1,349,904	1,239,194	1,173,628	1,132,977	1,080,686
Total Long-Term Debt (1) (2)	442,820	324,568	247,768	246,540	245,062
Common Stock	1,020	892	892	754	529
Total Shareholders' Equity	871,049	880,721	888,911	854,984	809,383

(1) We have adopted Accounting Standard Update No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, which require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than an asset. This has been applied retrospectively to the comparative balance sheet data as of December 31, 2015, 2014, 2013 and 2012. The application reduces Total Long-Term Debt from $447,000 to $442,820, $330,000 to $324,568, $250,000 to $247,768, $250,000 to $246,540 and $250,000 to $245,062 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively (all numbers in thousands of U.S. dollars). The application reduces Total Assets from $1,354,084 to $1,349,904, $1,244,626 to $1,239,194, $1,175,860 to $1,173,628, $1,136,437 to $1,132,977 and $1,085,624 to $1,080,686 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

(2) Debt consists of $447,000, $330,000, $250,000, $250,000 and $250,000 as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively. (all numbers in thousands of U.S. dollars).

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

Industry Specific Risk Factors

If the tanker industry, which historically has been cyclical and volatile, is depressed in the future, our revenues, earnings and available cash flow may decrease.

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of and demand for tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.
The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products;

•
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

•	regional availability of refining capacity;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

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

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development, availability and relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

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

The 30 vessels that we currently operate are primarily employed in the spot market. We are therefore highly dependent on spot market charter rates.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. Since 2008, charter rates have been volatile, and there can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. In recent years, shipyards have produced a large number of new tankers. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and our ability to pay dividends.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the Coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and in the Gulf of Guinea, although some sources report that there was a drop in the number of piracy incidents in 2016. Acts of piracy and war like conditions could result in harm or danger to the crews onboard our vessels. In addition, if piracy attacks occur in regions in which our vessels are deployed that insurers' characterized as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our $430.0 million revolving credit facility, or the Credit Facility, which we refinanced and expanded to $500.0 million in December 2015, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of the date of this annual report we have drawn down an aggregate of $447.0 million under the Credit Facility. However we are unable to draw further on the Credit Facility due to the terms under the waivers obtained.

Changes in the price of fuel, or bunkers, may adversely affect our profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Despite low fuel prices in 2016, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to laws and regulations which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the United States (U.S.) Oil Pollution Act of 1990 (OPA), the Comprehensive Environmental Response, Compensation, and Liability Act (generally referred to as CERCLA), the U.S. Clean Water Act (CWA), the U.S. Clean Air Act (CAA), the U.S. Outer Continental Shelf Lands Act, European Union (EU) Regulations, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas (ECAs) thereunder), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the International Convention on Civil Liability for Bunker Oil Pollution Damage (generally referred to as the Bunker Convention), the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention (generally referred to as the ISM Code), the International Convention for the Control and Management of Ships' Ballast Water and Sediments Discharge (generally referred to as the BWM Convention), International Ship and Port Facility Security Code (ISPS), and the U.S. Maritime Transportation Security Act of 2002 (generally referred to as the MTSA). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the U.S. (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, and risk of environmental damages and impacts there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  A new rule issued by the U.S. Bureau of Ocean Energy Management (BOEM) that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015.  In April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions.

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

Our operations are also subject to environmental standards and requirements contained in the ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

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

Continuing conflicts in the Middle East and North Africa, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.
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

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan. We have not been involved in business to and from Cuba, Syria, Iran, Crimea or North Korea during the period January 1 through December 31, 2016. Our vessels may, on charterers' instructions, call on ports in Sudan. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the U.S., including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the U.S. to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the U. S., United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and it has since extended it until June 30, 2015.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons.  On January 16, 2016 ("Implementation Day"), the U.S. joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.

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

Certain of our charterers or other parties that we have entered into contracts with regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S., and EU and/or other international bodies as a result of the Crimea and Russia conflict in 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our Credit Facility prohibits the declaration and payment of dividends if we are in default under the Credit Facility. For more information, please see Item 5. Operating and Financial Review and Prospectus B. Liquidity and Capital Resources - Our Borrowing Activities. We may not continue to pay dividends at rates previously paid or at all.

A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.

Our ability to declare and pay dividends is subject at all times to the discretion of our board of directors, or the Board of Directors, and compliance with Bermuda law, and may be dependent, among other things, upon our having sufficient available distributable reserves. For more information, please see Item 8. Financial Information - Dividend Policy. We may not continue to pay dividends at rates previously paid or at all.

We have anti-takeover protections which could prevent a change in our control.

We have anti-takeover protections which could prevent a change in our control. For example, on February 13, 2007, our Board of Directors, or our Board, adopted a Shareholders' rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share for each outstanding common share, par value $0.01 per share. The dividend was payable on February 27, 2007 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share at an exercise price of $115.00, subject to adjustment. We can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common shares. This shareholders rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders rights plan is not intended to deter offers that our Board determines are in the best interests of our shareholders.

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

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. We took delivery of two secondhand vessels in 2014, two secondhand vessels in 2015, and four secondhand vessels in 2016. We may not receive the benefit of warranties from the builders for the secondhand vessels that we acquire direct from yard.

Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessels' useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 6 years to 25 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

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

We are exposed to the offshore supply market through our equity method investment in Nordic American Offshore Ltd.

We have an equity method investment in Nordic American Offshore Ltd, or NAO, where as of December 31, 2016 we owned 29.1 % of their common shares. A portion of our income or loss relates to NAO's operations. Demand for NAO's services depends on activity in offshore oil and natural gas exploration, development and production. The levels of which have historically been characterized by volatility.

Currently NAO is operating in a challenging market, and a prolonged lack of investment in offshore and gas exploration, development and production have impact on our earnings through the equity method of accounting, NAO's ability to distribute cash dividends and NAO's share price.

Ineffective internal controls could impact the Company's business and financial results.

The Company's internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the Company experiences difficulties in their implementation, the Company's business and financial results could be harmed and the Company could fail to meet its financial reporting obligations.

For example, in connection with management's evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2016, management determined that the Company did not maintain effective controls over analysis and budgeting procedures in relation to assessing uncertainties about its ability to continue as a going concern in accordance with ASU 2014-15. Management determined that the ineffective controls over going concern constitute a material weakness. See Item 15: Controls and Procedures, for a discussion of the Company's internal control over financial reporting, including a discussion of the material weakness.  If the new controls being implemented to address the material weakness and to strengthen the overall internal control over accounting for going concern are not designed or do not operate effectively, or if the Company is unsuccessful in implementing or following these new processes or is otherwise unable to remediate this material weakness, this may result in untimely or inaccurate reporting of the Company's financial condition or results of operations.

Risks Related to our Indebtedness

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

Borrowing under the Credit Facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under the Credit Facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers or other assets; or

•	reducing or delaying capital investments.

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

The Credit Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under the Credit Facility or if we are otherwise in default under the Credit Facility;

•	create or allow to subsist any security interest over any of our vessels;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all of our assets to another person; or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

Such operating and financial restrictions include, or may in the future include, a requirement on us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet.

Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. Should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so.  A breach of any of the covenants in, or our inability to maintain the required financial ratios under our debt agreements would prevent us from borrowing additional money under debt agreements and could result in a default under our Credit Facility or future debt agreements into which we may enter.  If a default occurs under our Credit Facility or any debt agreement which we may enter into in the future, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

As of December 31, 2016 we were in default of the required security ratio covenant in the credit agreement governing the Credit Facility. The security ratio is based on the fair market value of vessels as assessed by shipbrokers compared to drawn amounts on the Credit Facility. We have received waivers from the lenders under the Credit Facility until May 31, 2018, lowering the required security ratio to 150% per March 31, 2017 and 140% for the remaining duration of the waiver. Under the terms of the waiver obtained, we are unable to draw further on the Credit Facility, our margin is increased by 2.0% for the period of the waiver and we cannot distribute dividends exceeding 85% of our "Adjusted Net Operating Earnings" with respect for the first quarter of 2017 and 75% of "Adjusted Net Operating Earnings" as from second quarter 2017. The Adjusted Net Operating Earnings figure is income from vessel operations before depreciation, any impairment losses, non-cash administrative charges and net financing costs.

We are in compliance with this provision for the first quarter 2017. Adjusted Net Operating Earnings is an important dimension in the shipping industry, but it is a non-GAAP measure.

Although we have received waivers lowering our covenant requirements, should our charter rates or vessel values materially decline further in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.

Volatility in LIBOR rates could affect our profitability, earnings and cash flow.

Interest in most loan agreements in our industry, including our Credit Facility, is based on published London Interbank Offered Rates, or LIBOR. Amounts borrowed under our Credit Facility bear interest at an annual rate equal to LIBOR plus a margin. Volatility in LIBOR rates will affect the amount of interest payable on amounts that we drawdown from our Credit Facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charterparties with our customers, and our Credit Facility and from time to time, we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our Credit Facility.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We have contracted with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of three Suezmax newbuildings that are currently under construction with expected delivery in 2018. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Failure to construct or deliver the ship by the shipyard or any significant delays could increase our expenses and diminish our net income and cash flows.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market. Any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The operation of tankers involve certain unique operational risks

The operation of tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Further, our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

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

Risks Relating to Investing in Our Common Shares

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

A.  History and Development of the Company

Nordic American Tankers Limited was founded on June 12, 1995 under the name Nordic American Tanker Shipping Limited and organized under the laws of the Islands of Bermuda. We maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.

We are an international tanker company originally formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. We currently own 33 vessels, including three newbuildings currently under construction, of approximately 156,000 dwt each. We expect that our fleet expansion process will continue over time. The vessels in our fleet are homogenous and interchangeable, which is a business strategy we refer to as the "Nordic American System".  Our common shares trade under the symbol "NAT" on the New York Stock Exchange, or the NYSE.

In January 2013, we acquired Scandic and NAT Chartering (formerly Orion Tankers Ltd), or NATC, as wholly-owned subsidiaries. Accordingly, the financial statements contained herein are presented on a consolidated basis for us and our subsidiaries, which we refer to as the Company or the Group.

The Nordic American System:

It is essential for us to have an operating model that is sustainable in both a weak and a strong tanker market, which we believe differentiates us from other publicly traded tanker companies. The Nordic American System is transparent and predictable. As a general policy, we have a conservative risk profile. Our dividend payments are important for our shareholders, and at the same time we recognize the need to expand our fleet when conditions are advantageous to us.

Our 33 tankers are all Suezmaxes, which have a carrying capacity of one million barrels of oil, are highly versatile, and are able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

Growth is a central element of the Nordic American System.  It is essential that we grow accretively, which means that over time our transportation capacity increases more on a percentage basis than our share count.

Our valuation in the stock market should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a homogenous fleet.

We pay our dividends from cash on hand. As of December 31, 2016 we have a cash break-even level of about $11,500 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in the spot tanker market in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other cash charges.

On August 12, 2014, we distributed, as dividend in kind to our shareholders, 669,802 shares of Nordic American Offshore Ltd. (NYSE: NAO), or NAO, which we acquired in an equity private placement conducted by NAO in connection with its establishment in November 2013.

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

In December 2014, we entered into final contracts with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for the construction of two Suezmax tankers. The two contracted newbuildings will be purchased for approximately $65.0 million per vessel and we took delivery of the Nordic Star in September 2016 and of Nordic Space in February 2017.

In July 2015, we announced the acquisition of two secondhand Suezmax tankers, the Nordic Light and Nordic Cross at a purchase price of $61.1 million per vessel. We took delivery of the Nordic Light in September 2015 and we took delivery of the Nordic Cross in August 2015.

In December 2015, we agreed to refinance and extend the $430.0 million revolving credit facility that we entered into in October 2012 with the banking group consisting of DNB Bank ASA, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken AB (publ), or our Credit Facility. Under this agreement, our Credit Facility was increased to $500.0 million and the maturity date was extended from 2017 to 2020. For more information, please see Item 5 Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Our Borrowing Activities.

In May 2016, we announced the acquisition of four secondhand Suezmax tankers, Nordic Luna, Nordic Castor, Nordic Sirius and Nordic Pollux. Nordic Luna, Nordic Castor and Nordic Sirius were delivered to us in June 2016 and Nordic Pollux was delivered to us in July 2016.
On September 30, 2016, we issued 12,650,000 common shares at $10.00 per share in an underwritten registered follow-on offering. The net proceeds of the offering were primarily used to acquire three newbuildings from Samsung, which we announced in October 2016 with expected delivery in the second half of 2018.

As of the date of this annual report, we have 101,969,666 common shares issued and outstanding.

B.  Business Overview

Our Fleet

Our fleet currently consists of 33 Suezmax crude oil tankers, 31 of which were built, or are currently under construction, in Korea. All of our vessels are employed in the spot market. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

Vessel	Built	Deadweight Tons	Delivered
Nordic Harrier	1997	151,459	1997
Nordic Hawk	1997	151,475	1997
Nordic Hunter	1997	151,401	1997
Nordic Voyager	1997	149,591	2004
Nordic Fighter	1998	153,328	2005
Nordic Freedom	2005	159,331	2005
Nordic Discovery	1998	153,328	2005
Nordic Saturn	1998	157,331	2005
Nordic Jupiter	1998	157,411	2006
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Sprite	1999	147,188	2009
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Aurora	1999	147,262	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Sirius	2000	150,183	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	159,000	2016
Nordic Space	2017	159,000	2017
Newbuilding(1)	2018	157,000	2018(2)
Newbuilding(1)	2018	157,000	2018(2)
Newbuilding(1)	2018	157,000	2018(2)

(1) Vessel under construction at Samsung.
(2) Expected delivery during the second half of 2018.

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
Time Charters: Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys.

The tanker industry is typically stronger in the fall and winter months in anticipation of increased oil consumption in the norther hemisphere during the winter months. Seasonal variations in tanker demand normally result in seasonal fluctuations in the spot market charters.

Technical Management

The Company has outsourced the technical management of its vessels to third-party companies operating under our supervision and instruction. The compensation under the technical management agreements is in accordance with industry standards.

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

An improved balance between supply and demand for tanker vessels positively affected the market from late 2014 to 2015.

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

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes.  A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading.  ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope.  Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from the Mediterranean and Arabian Gulf towards the Far East, i.e. China, India and other emerging economies in Asia that absorb the shortfall from what the traditional routes, from West Africa to the East Coast of the United States, used to represent. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The 2016 Tanker Market (Source: Fearnleys)

The tanker market experienced a substantial setback last year measured in percentage change, but average earnings still ended around the long-term historic average as 2015 in comparison had been one of the strongest earnings years on record. The 2016 earnings average was however saved by a strong start to the year, as second half of 2016 earnings ended well below the first half earnings. The gradual weakening was caused by a mix of accelerating fleet growth and stalling demand, the latter due to slower development for both oil production and refinery throughput worldwide.

Data from Fearnleys show that Suezmax earnings ended at an average $28,300/day in 2016, down 38% versus the very strong 2015 average of $45,800/day. The earnings average has, in comparison, been $29,000/day for Suezmaxes over the past 25 years. First half earnings average ended at $34,200/day while second half earnings average ended 35% lower at $22,300/day.

Overall tanker fleet growth ended at 6.1%, according to Fearnleys, and thereby showing further acceleration from 3.1% in 2015 and 1.9% in 2014. Fleet growth in the Suezmax segment specifically was 5.6%, up from 1.2% in 2015. The Suezmax newbuilding delivery pace was slow in the beginning of the year as only two Suezmax newbuildings were delivered during the January-April period of 2016. This changed significantly from May however, as 21 newbuildings were delivered the following 6 months. In comparison, 17 newbuildings had been delivered overall during 2014 and 2015. 26 Suezmax newbuildings were eventually delivered during the year overall, while a 38 year old Suezmax that had mainly been in the U.S. Jones Act market was reported scrapped towards the end of the year – leaving net addition at 25 vessels and the fleet to count 476 existing vessels at the end of 2016 (shuttle tankers excluded).

On a macro level, stalling oil production growth and crude intake at the refineries worldwide caused slowing tanker demand growth from Q2'16. Oil production had as a result of Saudi Arabia's market share campaign grown nearly 3% on average in 2014/15, but this slowed and ended down year on year in Q2 and Q3 last year. As global oil consumption meanwhile remained robust, the oil market started to rebalance which firmed oil prices gradually throughout the year. The firming oil prices but still ample oil product stocks led to weakening refinery margins, which resulted in slowing growth in the refinery industry's crude oil intake. While refinery throughput during 2014/15 had grown a strong 2.2% on average, this slowed to an average 0.2% decline year on year during the last three quarters of 2016.

On a more trade specific level, preliminary trade data for 2016 from Fearnleys show further growth for most of the key Suezmax trade lanes. The West Africa to Europe (TD20) trade and the Black Sea/Mediterranean Sea to Asia trade were however exceptions. The setbacks in these two trades led the overall deadweight ton demand to decline by 2.2% year on year, but ton-mile demand still rose 4.0% after a high 6.2% growth in average sailing distance.

The lower volumes traded on Suezmaxes from West Africa to Europe was partly due to the Force Majeure issues in Nigeria last summer but also explained by changing sourcing where Europe sourced more on Suezmaxes from the Middle East. West Africa volumes were meanwhile sourced more to Far East and U.S. buyers instead, the latter trade recovering somewhat from the decline it has experienced since shale oil production emerged in the U.S. Middle East to Europe trading for Suezmaxes grew a strong 54% measured in ton-miles, with Iranian volumes, mainly to the Mediterranean countries, accounting for 80% of the cargo growth. The increase in West African crude oil exports on Suezmaxes to Asia was in particular driven by an increase in the number of Suezmax cargoes sold from Nigeria to Far East buyers, where the key buyers continued to include India but the strongest growth was registered for cargo liftings discharged in Indonesia. The decline in Black Sea/Mediterranean Sea to Asia trade was linked to volumes rather being shipped shorter hauls from the Black Sea to the Mediterranean Sea, and a changing mix in Russia's exports that included less fuel oil cargoes. The long-haul Caribs/South America to Asia trade meanwhile gave a strong contribution to the overall increase in sailing distance, as volumes on the trade, mainly fuel oil, grew more than 20%.

Other factors that affected tanker supply and demand last year was a reduction in the use of tanker vessels for floating storage. The tightening oil market supported oil prices to higher levels and resulted in a reduced forward market contango, thereby reducing the incentives to build inventory levels and even more so to store oils at sea which usually has a higher cost than using land based storage facilities. Furthermore, less ullage issues and waiting days was also experienced as the year progressed, much linked to the same explanations.

Newbuilding prices continued the downtrend established since 2014 last year, as available yard capacity remained ample due to depressed shipping and offshore markets in general. By the end of 2016, Fearnleys quoted Suezmax newbuilding prices at Korean tier I yards at $53 million, down 22% from its recent high at $68 million in mid-2014. Second hand prices were able to withstand the downward pressure on newbuilding prices in 2015, supported by the strong market earnings, but eventually gave in to the pressure and declined gradually throughout 2016. 5- and 10-year old Suezmax vessels saw asset prices off close to 30% from their recent highs in late 2015, while resale prices were off 22% during the same period. Resales, 5- and 10-year old Suezmaxes were at the end of 2016 quoted by Fearnleys at $56 million, $43 million and $30 million respectively.

Fearnleys forecast further weakening tanker rates in 2017, caused by continued high supply of newbuildings coupled with slow growth in oil production – the latter considered more crucial to tanker demand than the oil consumption development during times when local oil storages are at high levels. The gross orderbook for Suezmax deliveries show 64 vessels on order for 2017 delivery, followed by another 38 on order for 2018 delivery. Some slippage in deliveries should be expected also this year but the former all-time high for Suezmax newbuilding deliveries of 47 vessels in 2012 is nevertheless likely to be tested in 2017. Few orders are considered likely cancellation candidates so any slippage in deliveries this year will mostly add to next years' schedule eventually. As the supply outlook is ample also for the other tanker segments, it should be expected that high fleet growth remains a challenge for the tanker market through first half of 2018. That said, as regulatory changes require owners to invest in a ballast water treatment system and eventually also possibly a scrubber to deal with the sulfur cap from 2020, Fearnleys believe the supply outlook is very attractive from late 2018 through 2020. A low market short term is likely to dampen the interest in further newbuilding orders while a significant increase in the number of scrap candidates from 2019 coupled with the regulatory changes are likely to result in low fleet growth over the medium-term period.

Tanker demand is meanwhile expected to be soft in 2017, due to the on-going OPEC production cut and global drawdown of inventories. Traditionally one can say that low oil prices are better for the tanker market than higher prices, as lower prices usually signals an oversupply that tankers move as incremental demand from the oil fields to storages and refineries worldwide, and low oil prices usually stimulates the world economy in a positive way. However low oil prices since mid-2014 has the past year increasingly become an issue for tanker demand instead, as the low oil prices have reduced the investments in new oil production substantially. It is believed by Fearnleys however that the past year's uptrend for oil prices will continue as both required future oil supply and the fiscal budgets for most OPEC countries depend on prices moving above $60/barrel eventually. The capex reduction trend with the Oil & Gas majors is about to turn due to the firming oil prices, which bodes well for a good recovery in oil production growth, and thereby tanker demand, over the medium-term period. Both the supply and demand outlook is therefore considered unfavorable for the tanker market short-term, but positive for the medium-term. Any short-term earnings pain is therefore expected to pave way for stronger medium-term earnings gains.

The Tanker Market 2017

The first quarter of 2017 was somewhat weaker than the fourth quarter of 2016, and the average Suezmax Earnings per day was reduced from $28,300 for 2016 to $20,039 per day for the first quarter of 2017. The quoted rates are an average of observations, and as rates are earned over a voyage the earnings for vessel owners is not expected to decline as much from the fourth quarter of 2016 to the first quarter of 2017 as the indicative rates reported by Clarksons.

The orderbook for Suezmaxes remains large, with 11 vessels delivered in the first quarter of 2017 and 65 on order of which 48 is expected to be delivered in 2017. There have however been no new orders of Suezmaxes in 2017.

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

The IMO's Marine Environment Protection Committee (MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things (i) implementing a progressive reduction of the amount of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50%, effective January 1, 2012, then progressively to 0.50%. On October 27, 2016, at its 70th Session MEPC (MEPC 70) announced its decision concerning the implementation of regulations mandating a reduction in sulfur fuel emissions to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2018.  By 2025 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency (EPA) promulgated equivalent emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Sulfur content standards are even stricter within certain ECAs.  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% as of January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  The Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as was the U.S. Caribbean Sea. At MEPC 70, MEPC announced it approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021.  It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by MEPC in 2011 relating to greenhouse gas emissions.   Under those measures by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans (SEEMPs), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile, as defined by the Energy Efficient Design Index (EEDI). These requirements could cause us to incur additional compliance costs.

Safety Management System Requirements

The IMO also adopted SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014.  Additionally, May 2013 SOLAS amendments, pertaining to emergency drills, entered into force in January 2015. The Convention on Limitation of Liability for Maritime Claims of 1976 as amended (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.  As discussed above, our operations are also subject to environmental standards and requirements contained in ISM Code.

Noncompliance with the ISM Code and other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and EU have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and EU ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. On October 27, 2016, MEPC adopted updated "guidelines for approval of ballast water managements systems (G8)." G8 updates previous guidelines concerning procedures to approve BWMS, including mid-ocean ballast exchange or ballast water treatment requirements. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S. for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, excepted in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation) for tank vessels greater than 3,000 gross tons, other than a single hull tank vessel, such as double hull tankers. Our fleet is entirely composed of double hull vessels. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA, which applies to owners and operators of vessels, contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard (USCG) evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject.

The CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which could require the installation of equipment on our vessels to treat ballast water before it is discharged, or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or which may otherwise restrict our vessels from entering U.S. waters. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

European Union Regulations

In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships.

The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the U.S., the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel.  Moreover, in the U.S. individual states can also enact environmental regulations.  For example, California has introduced caps for greenhouse gas emissions, and in the end of 2016 signaled it may take additional action regarding climate change.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or the Paris Agreement, that restrict emissions of greenhouse gases from marine vessels, could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force one year after 30 countries with a minimum of 33% of the world's tonnage ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013.  Amendments to MLC 2006 were adopted in 2014 and 2016.  The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  In 2002, the MTSA came into effect, and to implement certain portions of the MTSA the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

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

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  The following are among the various requirements, some of which are found in SOLAS:

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

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.  We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal, with deductibles of $100,000 per vessel per incident. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs". Our coverage, except for pollution, is unlimited.

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

Competition

We operate in what we refer to as the Nordic American System, which describes our operation of our homogenous Suezmax tanker fleet in markets that are highly competitive and based primarily on supply and demand. We currently operate all of our vessels in the spot market. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. For more information on the "Nordic American System", please see Item 4.A. History and Development of the Company.

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

C. Organizational Structure

Since May 30, 2003, Scandic has acted as our Manager, or the Manager, providing such services pursuant to the Management Agreement.  The Management Agreement was amended on October 12, 2004 to further align the Manager's interests with those of the Company as a shareholder of the Company.  On January 10, 2013, the Manager became our wholly-owned subsidiary. Scandic is based in Bermuda, and has a European branch.

On January 3, 2013, NATC became our wholly owned subsidiary. NATC consists of the parent company based in Bermuda, and its wholly owned subsidiary, NAT Chartering AS which is based in Norway.

D. Property, Plant and Equipment

Please see Item 4. Information on the Company B. Business Overview Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the Credit Facility.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis should be read in conjunction with our historical financial statements and notes thereto included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled Item 3.D. Risk Factors and elsewhere in this annual report.

A.  Operating Results

We present our Consolidated Statements of Operations using voyage revenues and voyage expenses. Our homogenous and interchangeable fleet is operated in the spot charter market.  Under a spot charter, revenue is generated from freight billing and is included in voyage revenue, and the vessel owner pays all vessel voyage expenses. We consider it appropriate to present this type of arrangement on a gross basis in the Consolidated Statements of Operations.

Management believes that net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States, or U.S. GAAP because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The table below reconciles our net voyage revenues to voyage revenues.

YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015
	Years Ended December 31,
All figures in USD '000	2016	2015	Variance
Voyage Revenue	357,451	445,738	(19.8%)
Voyage Expenses	(125,987)	(158,656)	(20.6%)
Vessel Operating Expenses	(80,266)	(66,589)	20.5%
General and Administrative Expenses	(12,296)	(9,790)	25.6%
Depreciation Expenses	(90,889)	(82,610)	10.0%
Settlement Received	5,328	-	NA
Net Operating Income (Loss)	53,341	128,093	(58.4%)
Interest Income	215	114	88.6%
Interest Expenses	(11,170)	(10,855)	2.9%
Other Financial Expenses	(200)	(263)	(24.0%)
Equity (Loss) Income	(46,642)	(2,462)	1,794.5%
Net (Loss) Income	(4,456)	114,627	(103.4%)

Reconciliation of net voyage revenues to voyage revenues	Years Ended December 31,
All figures in USD '000, except TCE rate per day	2016	2015	Variance
Voyage Revenue	357,451	445,738	(19.8%)
Less Voyage expenses	(125,987)	(158,656)	(20.6%)
Net Voyage Revenue	231,464	287,082	(19.4%)
Vessel Calendar Days (1)	9,666	8,195	17.9%
Less off-hire days	418	484	(13.6%)
Total TCE days	9,248	7,711	19.9%
TCE Rate per day (2)	$25,029	$37,230	(32.8%)
Total Days – vessel operating expenses	9,666	8,195	17.9%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

On i), the decrease of 66 days in offhire days was a result of reduced planned offhire in relation to drydocking of vessels.

The increase in vessel calendar days is due to four vessels delivered in June and July of 2016, one vessel delivered in December 2016 and the full-year effect of two vessels delivered in September and October 2015.

On ii), the TCE rate decreased by $12,202, or 32.8%. The indicative rates presented by Clarksons Shipping increased by 41.5% for the twelve months of 2016 and 2015, to $29,376  from $50,220, respectively. We were able to secure contracts at a time where rates were more profitable in 2016 which gave us a lower decrease in rates than the indicative rates presented by Clarksons Shipping.

As a result of i) and ii) voyage revenues decreased by 19.8% from $445.7 million for the year ended December 31, 2015, to $357.5 million for the year ended December 31, 2016.

Voyage expenses decreased to $126.0 million from $158.7 million, or 20.6%. The decrease in voyage expenses was primarily due to a significant decrease in bunker costs caused by the reduction in oil prices. This was slightly offset by increased port costs due to increased activity and the increase in fleet.
Vessel operating expenses increased by $13.7 million, or 20.5%. This was primarily due to the increase in our fleet, as made evident by the 17.9 % increase in vessel calendar days presented above. In cooperation with our technical managers we have a continued focus on keeping the fleet in top technical condition while keeping costs low.
General and administrative expenses increased by $2.5 million, or 25.6%. In addition to a general increase in expenses the change is a result of a $1.1 million increase in share based compensation and deferred compensation liability costs, which are non-cash items.
Depreciation expenses increased by $8.3 million, or 10.0%. The increase is primarily due to the addition of four vessels delivered in June and July 2016, and the full-year effect of two vessels delivered in September and October 2015.
Interest expenses increased by 2.9%. The increase is due to an increase in drawn amounts under the Credit Facility. Per December 31, 2016, we have drawn $447.0 million as compared to $330.0 million per December 31, 2015.
The settlement gain is amounts received from the arbitration proceeding with Gulf Navigation Holding PJSC which was recognized in the third quarter of 2016.

The equity loss representing our share of increased trading losses from our investment in NAO increased to $9.3 million in 2016 from $2.5 million in 2015.
Also, after considering factors including, but not limited to, the fair value of NAO based on the quoted market price of the shares as compared to its carrying value based on our share of its net assets, the length of time the investment's fair value had been below carrying value and the limited near-term prospects for a recovery in the share price of NAO, we concluded that as of December 31, 2016, the investment in NAO was other-than-temporarily impaired. Accordingly, the carrying value of our investment in NAO has been written-down to $16.6 million, the fair value based on the observable share price at December 31, 2016, and a non-cash impairment charge was recorded through the "Equity Loss" line in the Statement of Operations. NAO is operating in a challenging market which based on market reports may extend to late 2019. We believe our investment in NAO will become profitable as the offshore market rebalances, and we intend to keep our investment in NAO, but as we could not objectively conclude that our previous carrying value would be recovered within the next 1-3 years we recorded the write-down of $37.3 million. Please see Item 5. Operating and Financial Review and Prospects H. Critical Accounting Estimates for further information.

YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014
	Years Ended December 31,
All figures in USD '000	2015	2014	Variance
Voyage Revenue	445,738	351,049	27.0%
Voyage Expenses	(158,656)	(199,430)	(20.4%)
Vessel Operating Expenses	(66,589)	(62,500)	6.5%
General and Administrative Expenses	(9,790)	(14,863)	(34.1%)
Depreciation Expenses	(82,610)	(80,531)	2.6%
Fees for Services Provided	-	1,500	(100%)
Net Operating Income (Loss)	128,093	(4,775)	2,792.6%
Interest Income	114	181	(37.3%)
Interest Expenses	(10,855)	(12,244)	(11.3%)
Gain on Shares	-	3,286	(100%)
Other Financial Expenses	(263)	(1,173)	(77.6%)
Equity (Loss) Income	(2,462)	1,559	(257.9%)
Net Income (Loss)	114,627	(13,166)	970.6%

Reconciliation of net voyage revenues to voyage revenues	Years Ended December 31,
All figures in USD '000, except TCE rate per day	2015	2014	Variance
Voyage Revenue	445,738	351,049	27.0%
Less Voyage expenses	(158,656)	(199,430)	(20.4%)
Net Voyage Revenue	287,082	151,619	89.3%
Vessel Calendar Days (1)	8,195	7,619	7.6%
Less off-hire days	484	229	111.2%
Total TCE days	7,711	7,390	4.3%
TCE Rate per day (2)	$37,228	$20,517	81.5%
Total Days – vessel operating expenses	8,195	7,619	7.6%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:

iii)	The number of TCE days

iv)	The change in the TCE rate achieved.

On i), the increase of 255 days in offhire days was a result of planned offhire in connection with required drydocking increasing by 119 days, and 110 days related to commercial offhire events in 2015.

The increase in vessel calendar days is due to two vessels delivered in September and October 2015, and the full-year effect of two vessels delivered in July 2014.

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
Interest expenses decreased by $1.4 million, or 11.3%. The decrease is due to a reduction in the margin on amounts drawn under the Credit Facility.
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

In October 2016, we completed an underwritten registered follow-on offering of 12,650,000 common shares at $10.00 per share. The net proceeds from the offering were approximately $119.9 million. The net proceeds of the offering were used to finance the acquisition of three newbuilding contracts with Samsung, and for general corporate purposes.

Our Borrowing Activities

Credit Facility
On October 26, 2012, we entered into the Credit Facility, a $430.0 million revolving credit facility, with a syndicate of lenders in order to refinance the 2005 Credit Facility, fund future vessel acquisitions and for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The Credit Facility original maturity date is in late October 2017.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, we are subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of equity; (ii) a minimum equity ratio; (iii) a minimum level of liquidity; (iv) positive working capital; and (v) security ratio covenant. The Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the Credit Facility. The finance costs of $6.1 million incurred in connection with the refinancing of the Credit Facility are deferred and amortized over the term of the Credit Facility.

On December 17, 2015, we announced that the Company had agreed to extend and refinance the Credit Facility up to the end of 2020, with an increase in the facility from $430 million to $500 million. The extension was effective from January 2016.

As of December 31, 2016 and December 31, 2015, we had $447.0 million and $330.0 million outstanding, respectively, under the Credit Facility. As of December 31, 2016, we were in default of the required security ratio covenant in the Credit Facility. The security ratio is based on the fair market value of vessels as assessed by shipbrokers compared to drawn amount on the Credit Facility. We received waivers with respect to such default from the lenders under the Credit Facility until May 31, 2018, lowering the required security ratio to 150% as of March 31, 2017 and 140% for the remaining duration of the waiver. Under the terms of the waiver obtained, we are unable to draw further on the Credit Facility, our margin is increased by 2.0% for the period of the waiver and we cannot distribute dividends exceeding 85% of our "Adjusted Net Operating Earnings" with respect to the first quarter of 2017, and 75% of Adjusted Net Operating Earnings as from the second quarter 2017 until we are in compliance with the terms of the original Credit Facility. The Adjusted Net Operating Earnings figure is income from vessel operations before depreciation, any impairment losses, non-cash administrative charges and net financing costs.

 We are in compliance with this provision for the first quarter 2017.

We were in compliance with our loan covenants under the Credit Facility as of December 31, 2015.

Cash on hand was $82.2 million as of December 31, 2016.

Management believes that the Company's working capital is sufficient for its present requirements.

Cash Flows

YEAR ENDED DECEMBER 31, 2016, COMPARED TO YEAR ENDED DECEMBER 31, 2015

Cash flows provided by operating activities decreased to $127.8 million for the year ended December 31, 2016, from $174.4 million for the year ended December 31, 2015. The change in cash flows provided by operating activities is primarily due to the market rates decreasing.

Cash flows used in investing activities decreased to ($186.8) million for the year ended December 31, 2016, compared to ($197.4) million for the year ended December 31, 2015. The decrease of cash flows used in investing activities is primarily due to us not investing in Nordic American Offshore Ltd., or NAO, in 2016.

Cash flows provided by (used in) financing activities increased to $111.2 million for the year ended December 31, 2016, compared to cash flow provided by (used in) financing activities of ($47.7) million for the year ended December 31, 2015. The increase is primarily due to the Company issuing common stock in 2016 and increasing the utilization of our Credit Facility.

The cash on hand was $82.2 million as of December 31, 2016.

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

Cash flows used in investing activities increased to ($197.4) million for the year ended December 31, 2015 compared to ($81.7) million for the year ended December 31, 2014. The increase of cash flows used in investing activities is primarily due to investments in vessels.

Cash flows provided by (used in) financing activities decreased to ($47.7) million for the year ended December 31, 2015, compared to cash flow provided by (used in) financing activities of $59.4 million for the year ended December 31, 2014. The decrease is primarily due to the Company not issuing common stock in 2015 and an increase in dividends. This was offset by utilization of our Credit Facility.

C.  Research and Development, Patents and Licenses, Etc.

Not applicable.

D.  Trend Information

The oil tanker industry has been highly cyclical, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company B. Business Overview –The International Tanker Market.

E. Off Balance Sheet Arrangements

As of December 31, 2016, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company's contractual obligations as of December 31, 2016, consist of our obligations as borrower under our Credit Facility, preliminary contracts on two new vessels and our deferred compensation agreement for our Chairman, President and Chief Executive Officer and our Chief Financial Officer and Executive Vice President.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2016.

Contractual Obligations in $'000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	447,000	-	-	447,000	-
Interest Payments (2)	63,893	21,818	30,318	11,756	-
Commitment Fees (3)	2,263	839	1,046	378	-
Deferred Compensation Agreement (4)	14,419	-	1,320	1,320	11,779
Newbuilds (5)	148,970	32,000	116,970	-	-
Total	676,545	54,657	149,654	460,455	11,779

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2016.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2016. Estimate based on applicable interest rate and drawn amount as of December 31, 2016.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2016. Estimate based on applicable commitment fee and drawn amount as of December 31, 2016.
(4)	Refers to estimated deferred compensation agreements payable to the Company's CEO and CFO as of December 31, 2016.
(5)	Refers to obligation to pay for four newbuilding contracts for vessels to be delivered.

G. Safe Harbor

See "Cautionary Statement Regarding Forward Looking Statements" at the beginning of this annual report.

H. Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Item 18. Financial Statements Note 2 - Summary of Significant Accounting Policies.

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

Time Charters: Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys.

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

Drydocking

The Company's vessels are required to be drydocked approximately every 30 to 60 months. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Drydocking costs include a variety of costs incurred while vessels are placed within drydock, including direct expenses incurred related to the in preparation for docking and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.  Consistent with prior periods, the Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures accordingly.

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessel. There was no impairment on vessels for the years ended December 31, 2016, 2015 or 2014.  The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days. We estimate the daily time charter equivalent for the remaining operating days utilizing fifteen year historical average spot market rates for similar vessels over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $9.0 million per vessel. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. Fair market value is calculated based on estimated discounted operating cashflow. Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs. Finally, utilization is based on historical levels achieved.

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past five years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. According to Clarksons Ltd. 114 Suezmax tankers were sold and bought in total between 2012 and 2016, however such transactions may not be of vessels as well maintained as the vessels in our fleet. We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.

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

Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind, and are held for use. Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. There is very low liquidity in the secondhand market for our type of vessels. In Management's view the valuation of the Company on the NYSE should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a homogenous fleet. Based on our unique business model an alternative method to measure the market value of our fleet is the implied value expressed by the stock price.

The table set forth below indicates the (i) rates used for the period, (ii) break-even rate and (iii) actual rates.
	Rates used (1)			Break even rate (2)	Actual Rates (3)
($ per day)	First year	Second year	Thereafter	2016	2016	2012-2016
NAT fleet	12,988	13,429	29,774	22,187	25,796	22,062

(1)
We use an average estimated day rate provided by Marex for the first and second year, and the average 15 year Suezmax Earnings Trend from Clarksons for the years thereafter. Both are adjusted for average achieved TCE for NAT.

(2)	The break-even rate is the lowest rate used instead of the rates described in (1) which would result in the undiscounted cash flow not recovering the book value for one vessel in our fleet.
(3)	Actual rates are the trailing average rate achieved by NAT for 2016 and the five year period 2012-2016.
If trailing one or five year average historical rates had been used in the cash flow forecast instead of the rates under (1), carrying value would exceed the total undiscounted cash flows for one of our vessels.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2016, (ii) which of those vessels we believe has a market value, based on shipbrokers reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.

Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ (millions)
Nordic Harrier*	1997	151,459	1997	18.1
Nordic Hawk *	1997	151,475	1997	20.9
Nordic Hunter*	1997	151,401	1997	19.8
Nordic Voyager*	1997	149,591	2004	16.8
Nordic Freedom*	2005	159,331	2005	46.1
Nordic Fighter*	1998	153,328	2005	27.8
Nordic Discovery*	1998	153,328	2005	30.2
Nordic Saturn*	1998	157,331	2005	30.1
Nordic Jupiter*	1998	157,411	2006	30.7
Nordic Apollo*	2003	159,998	2006	46.4
Nordic Moon*	2002	160,305	2006	44.2
Nordic Cosmos*	2003	159,999	2006	46.6
Nordic Sprite*	1999	147,188	2009	30.2
Nordic Grace*	2002	149,921	2009	35.2
Nordic Mistral*	2002	164,236	2009	33.4
Nordic Passat*	2002	164,274	2010	34.2
Nordic Vega*	2010	163,940	2010	70.8
Nordic Breeze*	2011	158,597	2011	55.0
Nordic Aurora*	1999	147,262	2011	17.5
Nordic Zenith*	2011	158,645	2011	55.4
Nordic Sprinter*	2005	159,089	2014	32.7
Nordic Skier*	2005	159,089	2014	32.9
Nordic Light*	2010	158,475	2015	57.1
Nordic Cross*	2010	158,475	2015	57.3
Nordic Luna*	2004	150,037	2016	28.8
Nordic Castor*	2004	150,249	2016	28.8
Nordic Sirius*	2000	150,183	2016	18.1
Nordic Pollux*	2003	150,103	2016	25.9
Nordic Star*	2016	159,000	2016	65.4

*  Indicates vessel for which we believe that the carrying value of the vessel exceeds the market value, based on uncertain estimates by shipbrokers as of December 31, 2016. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value on that basis by approximately $373.9 million.

Goodwill

We allocate the cost of acquired companies to the fair value of identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to goodwill may affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. At least annually, we assess whether goodwill is impaired based on qualitative factors.  If those factors indicate that it is more likely than not that impairment of goodwill has occurred, we will proceed to step one of the process to assess goodwill for potential impairment. Under step one, we assess whether impairment exists by comparing the fair value of the relevant business to its carrying value, including goodwill. We use an income valuation approach to estimate the fair value of our goodwill. As NAT's market capitalization is lower than the book value of its equity as of December 31, 2016, in addition to other qualitative factors, we determined that we had a triggering event that would require us to perform an assessment as of December 31, 2016.  We performed an assessment as of December 31, 2016, which indicated an excess of fair value over book value and as a result there is no impairment. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis.

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

As of December 31, 2016 and December 31, 2015, we had one reporting unit with goodwill attributable to it.

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

Investment in Nordic American Offshore

NAT's equity method investment, Nordic American Offshore Ltd, or NAO (NYSE: NAO), had operating losses in 2016 and 2015, but particularly 2016, and a consequent decline in the stock price, which the Company considers as indicators of an 'other-than-temporary' decline in value. As per December 31, 2016 and 2015 we owned 6,018,280 shares representing 29.1 % and 26.7 % of the shares outstanding, respectively.

The Company uses a set of quantitative and qualitative criteria to assess the investment to evaluate if the loss in value of the investment is other-than-temporary and should be recorded. The criteria Management considers include, but are not necessarily limited to:

•	The observable fair value based on the market price of the shares, compared to carrying value;

•	The length of time the investment's fair value has been below carrying value;

•	Management's intent to sell the security, and if not, the ability of the Company to hold the investment until the value recovers;

•	The financial condition and near-term prospectus of the issuer, including any specific events that may affect its operations or earnings; and

•	Other items including, third-party analysts' reports, debt restructurings, acquisitions and general industry trends.

After due consideration, we concluded that as of December 31, 2016, the investment in NAO was other-than-temporarily impaired. The investment was therefore written down to $16.6 million, the fair value based on the observable market price for the shares at December 31, 2016, and a non-cash impairment charge recorded in the Statement of Operations.  NAO is operating in a challenging market which based on market reports may extend to late 2019 or beyond. We believe our investment in NAO will become profitable as the offshore market rebalances, and we intend to keep our investment in NAO, but as we could not objectively conclude that the share-price would increase such that our previous carrying value would be recovered within the next 1-3 years we recorded the write-down of $37.3 million.

In March 2017, we purchased 8,000,000 of NAO's common shares at $1.25 per share in NAO's underwritten public follow-on offering of common shares, and we own 22.6% of NAO's outstanding shares as of the date of this annual report.

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

The Company

Name	Age	Position
Herbjørn Hansson	69	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	62	Vice Chairman, Director and Audit Committee Chairman
Jan Erik Langangen	66	Director
Richard H. K. Vietor	71	Director
Jim Kelly	63	Director and Audit Committee Member
Turid M. Sørensen	56	Chief Financial Officer & Executive Vice President
Paal Stenberg	45	Vice President – Technical Operations and Vetting
Jan H. A. Møller	32	Financial Manager
John G. Bernander	59	Advisor
Marianne Lie	55	Advisor

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

Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February 2012.

Turid M. Sørensen was appointed Chief Financial Officer & Executive Vice President June 1, 2012. She previously served as Chief Financial Officer from February 6, 2006. Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management, a M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and Advanced Management Program from Harvard Business School. She has 30 years of experience in the shipping industry. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer in February 2006, she served as our Treasurer and Controller. In June 2012, she became Chief Financial Officer & EVP.

Paal Stenberg was appointed Vice President Vetting & Technical Operations in 2013 after nearly a year in the position as Vice President Vetting. Mr. Stenberg has a Maritime Education from Bakkenteigen Nautical College in Norway. He has 22 years of experience in the Shipping Industry commencing his career in the Royal Norwegian Navy. He has served as Deck Officer on Chemical Tankers and he ended his sea career on Shuttle Tankers as Captain for Ugland Nordic Shipping. After ended sea career, he joined Transpetrol as HSEQ Superintendent as well as Designated Person in the company in 2005. From 2007 to 2013, he held the position of Marine-& HSEQ Manager for Transpetrol in addition to the position as Designated Person in the company where he worked until early 2013.

Jan H. A. Møller was appointed Financial Manager on June 1, 2013. Mr. Møller has a Master's Degree in Audit and Accounting from the Norwegian School of Economics and Business Administration, and is a State Authorized Public Accountant. From 2006 to 2013, Mr. Møller was employed by KPMG as an auditor and consultant and worked in both capacities with several companies with securities listed on exchanges in both Europe and the United States.

John G. Bernander was appointed Advisor to the Chairman in June 2012. After years as a practicing lawyer and corporate counsel for companies such Johan G Olsen Industrier AS and the regional bank Sørlandsbanken AS, Mr. Bernander has been engaged in politics both on the regional and national level. He is a former Member of Parliament, Deputy Minister of the Department of Trade and Industry and of the City Council of Kristiansand. From 1991 to 1994, he was the Deputy Leader of the Conservative Party. After leaving active politics, Mr. Bernander has held a number of positions in Norwegian commercial life, most notably as Chief Executive Officer of the Gard P&I Club and Gard Services AS (1993 to 2001), CEO and Editor in Chief of the Norwegian Broadcasting Company, NRK (2001 to 2007) and until recently Chief Executive Officer of the Norwegian Federation of Enterprises, NHO (2009 to 2012) Norway.

Marianne Lie was appointed Advisor to the Chairman in June 2009. Having broad international experience, Marianne Lie has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. Ms. Lie is a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

B.  Compensation

2011 Equity Incentive Plan

In 2011, the Board of Directors approved an incentive plan under which 400,000 common shares were reserved for issuance and were allocated among 23 persons employed in the management of the Company and the members of the Board of Directors. Of those 400,000 common shares, 326,000 and 74,000 had a five year and four year trade restriction, respectively, and the shares are forfeited if the grantee discontinues working for the Company before such time.  The holders of the restricted shares are entitled to voting rights as well as receive dividends paid during the vesting period. Our Board of Directors considers this arrangement to be in the best interests of the Company.

On January 10, 2013, the Board of Directors amended the trade restrictions for 174,000 of the shares allocated under the 2011 Equity Incentive Plan and the trade restrictions were lifted.

Between 2012 and 2014, we repurchased at par value 23,000 restricted common shares, and 10,000 restricted shares at fair value. The aggregate of 33,000 shares were distributed to certain of our employees in 2014.

In 2015, 193,000 shares under the 2011 Equity Incentive Plan were distributed to employees.

In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan.  The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. On January 8, 2016, all 137,665 restricted shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 employees.

A copy of the Amended and Restated 2011 Equity Incentive Plan is filed as Exhibit 4.14 to our 2015 Annual Report on Form 20-F filed with the Commission on March 23, 2016.

Compensation of Directors

The five directors received, in the aggregate, $320,000 in cash fees for their services as directors for the year ended December 31, 2016. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2016. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $6,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.

Executive Pension Plan

Our Chairman, President and Chief Executive Officer and our Chief Financial Officer & EVP have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 7 to the audited financial statements for further information about the agreements.

Employment Agreements

As of December 31, 2016 we have employment agreements with Herbjørn Hansson, our Chairman, President & Chief Executive Officer and Turid M. Sørensen, our Chief Financial Officer & EVP. Mr. Hansson does not receive any additional compensation for his services as a director or Chairman of the Board.

C.  Board Practices

The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2016.  Our Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr. Kelly.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee received during 2016, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies, for more information, please see Item 16G Corporate Governance.

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D. Employees

As of December 31, 2016, the parent company had two full-time employees and the Company had a total of 19 full time employees.

E. Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see Item 7. Major Shareholders and Related Party Transactions.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware of the date of this annual report.

Title	Identity of Person	No. of Shares	Percent of Class(1)

Common	High Seas AS (Hansson family)	2,987,023	2.93%
	Jim Kelly		*
	Richard Vietor		*
	Andreas Ove Ugland		*
	Jan Erik Langangen		*
	Turid M. Sorensen		*

(1) Based on 101,969,666 common shares outstanding as of the date of this annual report.

* Less than 1% of our common outstanding shares.

As of April 28, 2017, we had 773 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company's nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 101,969,666 Common Shares outstanding as of the date of this annual report.

B. Related Party Transactions

Board Members and Employees:

Mr. Jan Erik Langangen, a member of our Board of Directors and an advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to us. We recognized $0.3 million in costs for the year ended December 31, 2016 and $0.1 million during each of the years ended December 31, 2015 and 2014, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statements of Operations contained herein. No amounts were included within Accounts Payable at December 31, 2016 or at December 31, 2015.

In 2014, we entered into an agreement with an immediate family member of our Chairman for the use of an asset owned by him for corporate and marketing activities.  We pay a fixed annual fee for this agreement and fees associated with the actual use. The cost of this arrangement for the year ended December 31, 2016, 2015 and 2014, respectively, was $0.1 million per year, which is included in General and Administrative costs.  No amounts were due to the related party as of December 31, 2016, 2015 or 2014.

On January 8, 2016, a total number of 137,665 restricted common shares, reserved for issuance under the Amended and Restated 2011 Equity Incentive Plan and that are subject to trade restrictions, were allocated to 30 persons employed in our management and to members of the Board of Directors. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the period of trade restrictions.
On September 30, 2016, we issued 12,650,000 common shares at $10.00 per share in an underwritten registered follow-on offering. At or request, the underwriters reserved for sale an aggregate of 534,000 common shares to all of the members of the Company's board of directors, certain members of the Company's management, and all of the Company's advisors at the public offering price. The 534,000 common shares include approximately 100,000 common shares which were purchased by the Company's Chairman and Chief Executive Officer and 400,000 common shares which were purchased by the Company's Vice Chairman.

During 2016 and up to the date of this annual report, our Chairman and Chief Executive Officer purchased approximately 285,000 of our common shares. This includes the 100,000 shares purchased in the offering completed on September 20, 2016, discussed above.
Nordic American Offshore Ltd.:

Nordic American Offshore Ltd. was established in November 2013 for the purpose of owning and operating platform supply vessels in the offshore sector. In connection with its establishment, NAO conducted a private placement, or the Private Placement, of its common shares, in which we acquired 4,333,566 common shares for a purchase price of approximately $65.0 million, which resulted in our 26% ownership interest in NAO.

As compensation for coordinating the Private Placement we received 833,333 warrants from NAO with an exercise price of $15.00 per common share. The warrants expired on December 31, 2015.

We also received a success fee of $1.5 million after the successful listing of NAO on the NYSE in 2014. The success fee is presented as a separate line item in the Statements of Operations for the year ended December 31, 2014.

Scandic performed supportive functions for NAO beginning on January 1, 2014 which generated external revenues for the Group. In addition, we are reimbursed from NAO for costs incurred by NAO. This has amounted to $2.2 million, $2.1 million and $2.2 million for the years ended December 31, 2016, 2015 and 2014, respectively,

In August 2014, we distributed 699,802 of our NAO common shares to our shareholders as a dividend in kind, reducing our ownership to 17.1% on NAO's outstanding common shares.

In December 2014, we acquired 488,216 of NAO's common shares, resulting in our ownership of 19.2% of NAO's outstanding common shares as of December 31, 2014.

In November 2015, we acquired 1,521,300 NAO common shares in a private transaction.

In March 2017, we purchased 8,000,000 of NAO's common shares at $1.25 per share in NAO's underwritten public follow-on offering of common shares. Our Chairman and Chief Executive Officer Mr. Herbjørn Hansson and his son Alexander purchased 1,600,000 shares in NAO's offering. Other senior executives of NAT also participated in the offering.

As of the date of issue of this annual report, we own 22.6% of NAO's outstanding common shares and our investment in NAO is accounted for using the equity method of accounting.  As noted under Item 5. Operating and Financial Review and Prospects: H Critical Accounting Estimates, after due consideration, we recorded an other than temporary impairment charge of $37.3 million, and wrote the investment down to its fair value of $16.6 million, based on the observable market price of the shares at December 31, 2016.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See Item 18.

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

In the third quarter of 2016, the arbitration proceeding with Gulf Navigation Holding PJSC was settled. In addition to the amount received, we have made reversal of other related accruals, which will have a positive impact on our profit & loss accounts of approximately $5.3 million in total in the third quarter of 2016.

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

Total dividends distributed in 2016 totaled $125.7 million or $1.37 per share. The quarterly dividend payments per share over the last 5 years have been as follows:

Period	2016	2015	2014		2013	2012
1st Quarter	$0.43	$0.22	$0.12		$0.16	$0.30
2nd Quarter	0.43	0.38	0.23		0.16	0.30
3rd Quarter	0.25	0.40	0.28	*	0.16	0.30
4th Quarter	0.26	0.38	0.14		0.16	0.30
Total	$1.37	$1.38	$0.77		$0.64	$1.20

* Includes $0.16 per share distributed as dividend-in-kind.

The Company declared a dividend of $0.20 per share in respect of the fourth quarter of 2016, which was paid to shareholders on February 24, 2017.

On April 19, 2017, the Company declared a cash dividend of $0.20 per share in respect of the results for the first quarter of 2017, which we expect to pay on or around June 8, 2017.

B.  Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol "NAT."

The following table sets forth the high and low market prices for shares of our common stock as reported by the NYSE:

	NYSE	NYSE
For the year ended:	HIGH	LOW
2012	$16.04	$8.15
2013	$12.00	$7.00
2014	$12.61	$6.95
2015	$17.45	$9.15
2016	$16.18	$7.57

	NYSE	NYSE
For the quarter ended:	HIGH	LOW
March 31, 2015	$12.08	$9.15
June 30, 2015	$15.00	$11.20
September 30, 2015	$17.45	$12.31
December 31, 2015	$17.02	$13.75
March 31, 2016	$15.57	$9.94
June 30, 2016	$16.18	$13.14
September 30, 2016	$14.41	$9.85
December 31, 2016	$10.15	$7.57
March 31, 2017	$9.39	$7.71

The high and low market prices for our common shares by month since October 2016 have been as follows:

	NYSE	NYSE
For the month:	HIGH	LOW
October 2016	$10.15	$8.14
November 2016	$9.60	$7.57
December 2016	$9.95	$8.28
January 2017	$9.39	$8.35
February 2017	$8.82	$7.88
March 2017	$8.32	$7.71
April 2017*	$8.68	$8.00

* Through and including April 28, 2017

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital
Not applicable.

B. Memorandum and Articles of Association

Memorandum of Association and Bye-Laws

The following description of our share capital summarizes the material terms of our Memorandum of Association and our bye-laws.

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

Dividend Reinvestment and Direct Stock Purchase Plan

On November 6, 2013, a registration statement on Form F-3 was declared effective by the SEC relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 common shares to allow existing shareholders to purchase additional common shares by reinvesting all or a portion of the dividends paid on their common shares and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2016, no shares were issued pursuant to the plan.

On February 13, 2007, the Board of Directors adopted a shareholders' rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a share of our Series A Participating Preferred Share for each outstanding common share, par value $0.01 per share. The dividend was payable on February 27, 2007 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share at an exercise price of $115.00, subject to adjustment. We can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common shares.

This shareholders' rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. We believe that the shareholders' rights plan should enhance our Board of Director's negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals.

Listing

Our common shares are listed on the NYSE under the symbol "NAT."

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.

C. Material Contracts

For a description of our Credit Facility, which the Company entered into during the 2012 fiscal year and subsequently refinanced and expanded in December 2015, please see Item 5. Operating and Financial Review and Prospectus B. Liquidity and Capital Resources - Our Borrowing Activities."

In October 2016, we entered into final contracts with Samsung for the construction of three Suezmax tankers with a carrying capacity of 157,000 deadweight tons each. The three contracted newbuildings were acquired for a purchase price of approximately $56.0 million per vessel and are expected to be delivered to us during the second half of 2018.

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

As an "exempted company," the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda except for land required for its business by way of lease for a term not exceeding 50 years or otherwise, with the express authorization of the Ministers of Economic Development of Bermuda, land by way of lease for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad"; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Economic Development of Bermuda.

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

We believe that we satisfied the Publicly-Traded Test for our 2016 taxable year since, on more than half the days the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2016 taxable year.  Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2016 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a United States Holder's holding period in our common shares, then such United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a QEF Election. As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.  In addition, if we were to be treated as a PFIC for a taxable year ending on or after December 31, 2013, a United States Holder of our common shares would be required to file an annual information return with the IRS for such year.

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

In general, an Electing Holder would not be taxed twice on his share of our income. Thus, distributions received from us by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of our ordinary earnings and net capital gain. The Electing Holder's tax basis in his shares would be increased by any amount included in the Electing Holder's income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder's tax basis in the common shares. Distributions, if any, in excess of such tax basis would be treated as capital gain (which gain will be treated as long-term capital gain if the Electing Holder held its common shares for more than one year at the time of distribution).

Disposition of Common Shares. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common shares in an amount equal to the difference between the amount realized by the Electing Holder from such sale or exchange and the Electing Holder's tax basis in the common shares. Such gain or loss would generally be treated as long-term capital gain or loss if the Electing Holder's holding period in the common shares at the time of the sale or exchange is more than one year. A United States Holder's ability to deduct capital losses may be limited.

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

Other Tax Considerations

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

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $3.9 million in our interest expense for the year ended December 31, 2016.

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

We estimate that during 2016, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $9.2 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2016. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, due to a material weakness in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2016.  In light of the material weakness in internal control over financial reporting, we completed substantive procedures, including a full detailed review of calculations and budgeting of the analysis prior to filing this Annual Report on Form 20-F.

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

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Based on criteria in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission the evaluation of our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2016 due to the material weakness described below.

Determining the factors needed in order to comply with ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern:

The Company lacked effective controls to ensure the proper application of ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, related to the identification and disclosure of matters relevant to the presentation of financial statements under accounting principles generally accepted in the United States.  To comply with ASU 2014-15, the factors that might indicate substantial doubt about an entity's ability to continue for at least the twelve-month period from the date of approval of its annual report need to be identified and addressed or disclosed, and management's plan to deal with such matters. The Company determined it did not have a process in place to ensure all those factors were identified and ensure that the appropriate actions were in place and correctly disclosed in the consolidated financial statements.

 The resultant deficiencies in disclosure were identified and corrected before issuing the financial statements for the year ended December 31, 2016.  The Company obtained a waiver related to the minimum value security ratio clause under its debt facilities, effective for the required period, and disclosures were amended accordingly.

 The Company is evaluating the material weakness and developing measures and controls that will ensure that changes in facts and circumstances are timely included in analyses to prevent a re-occurrence of such a deficiency in the future.  The remediation plan will include the following actions:

•	Implement additional monitoring controls through revising and formalizing the processes of going concern analysis, and;

•	Enhance the formality and rigor of review procedures and models used to confirm going concern for at least a the twelve-month period from issuance of reporting.

The Company is committed to maintaining an effective internal control environment, and although they have made process in this area, additional steps need to be taken, as indicated above, and sufficient time needs to elapse before management can conclude that the newly implement controls are operating effectively and that the material weakness has been adequately remediate.

C. Attestation report of the registered public accounting firm.

The Company's internal control over financial reporting as of December 31, 2016 has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report included in this annual report.

D. Changes in internal control over financial reporting.

There have been no changes in internal controls over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Ugland, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules, and that Mr. Ugland is "independent" under applicable NYSE rules and SEC standards.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2016, no such amendment was made or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.  Audit Fees

Our Board of Directors has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, for the fiscal years ended December 31, 2016 and 2015, respectively, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2016 and 2015.

FISCAL YEAR ENDED DECEMBER 31, 2016	$810,434
FISCAL YEAR ENDED DECEMBER 31, 2015	$508,370

B. Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2016	$0
FISCAL YEAR ENDED DECEMBER 31, 2015	$0

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

The financial information required by this Item is set forth on pages F-1 to F-26 filed as part of this annual report.

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

4.14
Amended and Restated 2011 Equity Incentive Plan, incorporated by reference to Exhibit 4.14 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission on March 23, 2016.

8.1	Subsidiaries of Nordic American Tankers Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.

15.2	Consent of Independent Registered Public Accounting Firm – Deloitte AS.

15.3	Consent of Fearnley's

15.4	Consolidated Financial Statements of Nordic American Offshore Ltd.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	May 1, 2017
Name: Herbjørn Hansson
Title: Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

TABLE OF CONTENTS
_________________________________________________________________________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Nordic American Tankers Limited:
We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the two‑year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nordic American Tankers Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the two‑year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for debt issuance costs effective January 1, 2015 due to the adoption of FASB ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nordic American Tankers Limited's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 1, 2017, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/KPMG AS
Oslo, Norway
 May 1, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Nordic American Tankers Limited:
We have audited Nordic American Tankers Limited's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control ‑ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nordic American Tankers Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to ineffective controls to ensure the proper application of ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, related to the evaluation and presentation of matters relevant to the Company's ability to continue as a going concern within one year from the date of issuance of the financial statements has been identified and included in management's assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nordic American Tankers Limited and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the two‑year period ended December 31, 2016 of Nordic American Tankers Limited. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements, and this report does not affect our report dated May 1, 2017, which expressed an unqualified opinion on those consolidated financial statements.
In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Nordic American Tankers Limited has not maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/KPMG AS

Oslo, Norway
May 1, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nordic American Tankers Limited
Hamilton, Bermuda

We have audited the accompanying consolidated statement of operations, consolidated statement of comprehensive loss, consolidated statement of shareholders' equity, and consolidated statement of cash flows of Nordic American Tankers Limited and subsidiaries (the "Company") for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Nordic American Tankers Limited and subsidiaries for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the accompanying 2014 financial statements have been retrospectively adjusted for the accounting change in the investment in Nordic American Offshore Ltd.

/s/ Deloitte AS

Oslo, Norway
March 27, 2015

March 23, 2016 as to Note 4

Nordic American Tankers Limited Consolidated Statements of Operations for the Years Ended December 31, 2016, 2015 and 2014 All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2016	2015	2014
Voyage Revenues	357,451	445,738	351,049
Voyage Expenses	(125,987)	(158,656)	(199,430)
Vessel Operating Expenses	(80,266)	(66,589)	(62,500)
General and Administrative Expenses	(12,296)	(9,790)	(14,863)
Depreciation Expense	(90,889)	(82,610)	(80,531)
Received Settlement	5,328	-	-
Fees for Provided Services	-	-	1,500
Net Operating Income (Loss)	53,341	128,093	(4,775)
Interest Income	215	114	181
Interest Expenses	(11,170)	(10,855)	(12,244)
Gain on Shares	-	-	3,286
Other Financial Expenses	(98)	(167)	(1,126)
Total Other Expenses	(11,053)	(10,908)	(9,903)
Net Income (Loss) Before Income Taxes and Equity Income (Loss)	42,288	117,185	(14,678)
Income Tax Expense	(102)	(96)	(47)
Equity (Loss) Income	(46,642)	(2,462)	1,559
Net (Loss) Income	(4,456)	114,627	(13,166)

Basic and Diluted Earnings (Loss) per Share	(0.05)	1.29	(0.15)
Basic and Diluted Average Number of Common Shares Outstanding	92,531,001	89,182,001	85,401,179
Cash Dividends per Share	1.37	1.38	0.61

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited Consolidated Statements of Comprehensive (Loss) Income for The Years Ended December 31, 2016, 2015 and 2014 All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2016	2015	2014
Net (Loss) Income	(4,456)	114,627	(13,166)
Other Comprehensive Loss Current Period
Translation Differences	29	(326)	(425)
Unrealized (Loss) Gain on Defined benefit plan	(94)	192	(253)
Other Comprehensive Loss	(65)	(134)	(678)
Total Comprehensive (Loss) Income	(4,521)	114,493	(13,844)

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Balance Sheets as of December 31, 2016 and 2015
All figures in USD '000, except share and per share amount

	As of December 31,
Assets	2016	2015
Current Assets
Cash and Cash Equivalents	82,170	29,889
Accounts Receivable, Net	17,487	28,001
Accounts Receivable, Related Party	583	596
Prepaid Expenses	4,480	4,372
Inventory	20,886	14,843
Voyages in Progress	35,610	37,353
Other Current Assets	2,493	3,125
Total Current Assets	163,709	118,179
Non-Current Assets
Vessels, Net	1,058,049	962,685
Deposits paid for Vessels	82,130	64,000
Goodwill	18,979	18,979
Investment in Nordic American Offshore Ltd	16,550	64,877
Other Non-Current Assets	10,487	10,474
Total Non-Current Assets	1,186,195	1,121,015
Total Assets	1,349,904	1,239,194

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	4,294	4,247
Accrued Voyage Expenses	9,583	7,035
Accrued Liabilities	7,648	9,577
Total Current Liabilities	21,525	20,859

Long-Term Debt (1)	442,820	324,568
Deferred Compensation Liability	14,510	13,046
Total Non-Current Liabilities	457,330	337,614

Commitment and Contingencies	-	-

Shareholders' Equity
Common Stock, Par Value $0.01 per Share 180,000,000 authorized 101,969,666 issued and outstanding at December 31, 2016 and 89,182,001 issued and outstanding at December 31, 2015.	1,020	892
Additional Paid-In Capital	235,050	114,679
Contributed Surplus	640,472	766,122
Accumulated Other Comprehensive Loss	(1,037)	(972)
Accumulated Deficit	(4,456)
Total Shareholders' Equity	871,049	880,721
Total Liabilities and Shareholders' Equity	1,349,904	1,239,194

(1) Long-Term Debt consists of outstanding amounts on the Credit Facility less unamortized deferred financing cost. Outstanding amounts on the Credit Facility were $447,000 and $330,000 as of December 31, 2016 and 2015, respectively. Please see note 2 to these Consolidated Financial Statements describing the effects of the accounting principle change covering the deferred financing cost.

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2016, 2015 and 2014
All figures in USD '000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
Balance at December 31, 2013	75,359,001	23,000	754	208,240	751,567	(160)	(105,417)	854,984
Accumulated coverage of loss as of December 31, 2013	-	-	-	-	(105,417)	-	105,417	-
Net Loss	-	-	-	-	-	-	(13,166)	(13,166)
Common Shares Repurchased – 2011 Equity Incentive Plan	(10,000)	10,000	-	(99)	-	-	-	(99)
Common Shares Distributed – 2011 Equity Incentive Plan	33,000	(33,000)	-	-	-	-	-	-
Common Shares Issued, net of $0.2 million issuance cost	13,800,000	-	138	113,295	-	-	-	113,433
Reduction of share premium	-	-	-	(208,240)	208,240	-	-	-
Other Comprehensive Loss	-	-	-	-	-	(678)	-	(678)
Share Based Compensation	-	-	-	1,096	-	-	-	1,096
Dividends paid					(66,658)			(66,658)
Balance at December 31, 2014	89,182,001	-	892	114,291	787,732	(838)	(13,166)	888,911
Accumulated coverage of loss as of December 31, 2014	-	-	-	-	(13,166)	-	13,166	-
Net Income	-	-	-	-	-	-	114,627	114,627
Other Comprehensive Loss	-	-	-	-	-	(134)	-	(134)
Share Based Compensation	-	-	-	388	-	-	-	388
Dividends Paid	-	-	-	-	(8,444)	-	(114,627)	(123,071)
Balance at December 31, 2015	89,182,001	-	892	114,679	766,122	(972)	-	880,721
Net Income	-	-	-	-	-	-	(4,456)	(4,456)
Common Shares Distributed – 2011 Equity Incentive Plan	137,665	-	1	-	-	-	-	1
Common Shares Issued, net of $0.4 million issuance cost	12,650,000	-	127	119,942	-	-	-	120,068
Other Comprehensive Loss	-	-	-	-	-	(65)	-	(60)
Share Based Compensation	-	-	-	429	-	-	-	429
Forfeited shares – 2011 Equity Incentive Plan		13,500
Dividends Paid	-	-	-	-	(125,650)	-	-	(125,650)
Balance at December 31, 2016	101,969,666	13,500	1,020	235,050	640,472	(1,037)	(4,456)	871,049

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014
All figures in USD '000
	Year Ended December 31,
Cash Flows from Operating Activities	2016	2015	2014
Net Income (Loss)	(4,456)	114,627	(13,166)
Reconciliation of Net Loss to Net Cash Provided by Operating Activates
Depreciation Expense	90,889	82,610	80,531
Equity Loss (Income)	46,642	2,462	(1,497)
Return on Investment	-	-	1,929
Drydock Expenditure	(15,382)	(11,450)	(5,346)
Amortization of Deferred Finance Costs	1,382	1,240	1,228
Deferred Compensation Liability	1,369	324	782
Share-based Compensation	430	388	997
Gain on Equity Method Investment	-	-	(3,285)
Adjustment of warrants to fair value	-	-	915
Other, net	33	(61)	(37)
Changes in Operating Assets and Liabilities
Accounts Receivables	10,084	(11,832)	3,539
Accounts Receivables, Related Party	12	77	-
Inventory	(6,043)	7,380	2,438
Prepaid Expenses and Other Current Assets	415	262	300
Accounts Payable and Accrued Liabilities	668	(3,869)	2,784
Voyages in Progress	1,743	(7,767)	(14,633)
Net Cash Provided by Operating Activities	127,786	174,391	57,479

Cash Flows from Investing Activities
Investment in Vessels	(138,277)	(123,373)	(73,772)
Investment in Other Fixed Assets	(87)	(103)	(281)
Sale of Other Fixed Assets	-	334	-
Deposits to and Repayment from Seller	(50,130)	(64,000)	-
Investments in Nordic American Offshore Ltd	-	(9,508)	(11,403)
Long-term Deposits	-	(5,000)	-
Return of Investments	1,685	4,227	3,772
Other, net	-	-	-
Net Cash Used in Investing Activities	(186,809)	(197,423)	(81,685)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	120,068	-	113,433
Proceeds from Use of Credit Facility	117,000	80,000	-
Repayments on Credit Facility	-	-	-
Credit Facility Costs	(130)	(4,640)	-
Dividends Distributed	(125,650)	(123,071)	(54,069)
Net Cash Provided (Used In) by Financing Activities	111,288	(47,711)	59,364
Net Increase (Decrease) in Cash and Cash Equivalents	52,266	(70,743)	35,158
Cash and Cash Equivalents at Beginning of Year	29,889	100,736	65,675
Effect of Exchange Rate changes on Cash and Cash Equivalents	15	(104)	(97)
Cash and Cash Equivalents at End of Year	82,170	29,889	100,736
Cash Paid for Interest, Net of Amounts Capitalized	9,840	9,374	9,700
Cash Paid for Taxes	96	47	86
Fair value of shares distributed as dividend in kind	-	-	12,589

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

The Company is an international tanker company that currently owns 33 Suezmax tankers, including three newbuildings expected to be delivered in 2018 and one newbuilding delivered in 2017, an increase from the three vessels owned in the autumn of 2004. The Company expects that the expansion process will continue over time and that more vessels will be added to its fleet. The 29 vessels the Company operated per December 31, 2016, average approximately 156,000 dwt each. In 2016, 2015 and 2014, the Company chartered its operating vessels primarily in the spot market.
In January 2013 NAT acquired Scandic American Shipping Ltd. ("Scandic") and NAT Chartering Ltd (formerly Orion Tankers Ltd) ("NATC"). Accordingly, these financial statements are presented on a consolidated basis for NAT and its subsidiaries ("the Company"). For the year ended December 31, 2016, and December 31, 2015, Scandic had the daily administrative and operational responsibility and NATC has provided services as the commercial manager. The Group provided assistance in the formation of Nordic American Offshore in 2013 and the initial public offering in 2014, and Scandic has provided administrative services in 2016, 2015 and 2014. For further details on the acquisition of the subsidiaries and the investment in NAO please see Note 4 and Note 5, respectively.

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

The Company's Fleet
Including four newbuildings, the Company's current fleet consists of 33 Suezmax crude oil tankers of which 31 were built, or are under construction, in Korea. The Company has entered into preliminary contracts for the construction of three Suezmax vessels expected to be delivered in the second half of 2018.

Vessel	Built	Deadweight Tons	Delivered to NAT
Nordic Harrier	1997	151,459	1997
Nordic Hawk	1997	151,475	1997
Nordic Hunter	1997	151,401	1997
Nordic Voyager	1997	149,591	2004
Nordic Fighter	1998	153,328	2005
Nordic Freedom	2005	159,331	2005
Nordic Discovery	1998	153,328	2005
Nordic Saturn	1998	157,331	2005
Nordic Jupiter	1998	157,411	2006
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Sprite	1999	147,188	2009
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Aurora	1999	147,262	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Sirius	2000	150,183	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	159,000	2016
Nordic Space(1)	2017	159,000	2017
Newbuilding(1)	2018	157,000	2018(2)
Newbuilding(1)	2018	157,000	2018(2)
Newbuilding(1)	2018	157,000	2018(2)

(1) Vessel under construction per December 31, 2016.
(2) Expected delivery during the second half of 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements ("financial statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Effective January 1, 2016, the Company adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) – Simplifying the Presentation of Debt Issuance Costs, which required debt issuance costs to a recognized debt liability to be presented in the Consolidated Balance Sheets as a direct deduction from the debt liability rather than an asset. This has also been applied retrospectively to the comparative consolidated balance sheet as of December 31, 2015. The effect of the application on the consolidated balance sheet as of December 31, 2015, is a reduction of Long-Term Debt from $330.0 million to $324.6 million and a reduction in Other Non-Current Assets from $15.9 million to $10.5 million.

Principles of Consolidation: Entities in which NAT has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

The equity method of accounting is used for investments in companies which NAT does not control, but over which NAT has the ability to exercise significant influence. The Company holds an ownership interest of 29.1% in Nordic American Offshore Ltd. ("NAO").

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

Foreign Currency Translation: The functional currency of NAT is the United States ("U.S.") dollar as all revenues are received in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The subsidiary of NATC, NAT Chartering AS, and the European branch of Scandic, both have Norwegian Kroners as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders' equity as part of accumulated other comprehensive loss.

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

Time Charters: Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments such as time deposits with original maturities of three months or less.

Accounts Receivable, Net: Accounts and other receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2016, we made an allowance of approximately $150,000 for doubtful balances. No such allowance was made as of December 31, 2015.

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

Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days. The Company estimates the daily time charter equivalent for the remaining operating days based on the most recent fifteen year historical average for similar vessels and utilizing available market data for spot market rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $9.0 million per vessel. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair value if the fair value is lower than the vessel's carrying value. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. There was no impairment on vessels for the years ended December 31, 2016, 2015 and 2014.

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months. The Company capitalizes eligible costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Consistent with prior periods, drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

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
Goodwill: Goodwill represents the excess of costs over the fair value of the assets of businesses NAT has acquired. Goodwill is not amortized, but instead tested for impairment at the reporting unit level on an annual basis as of December 31, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is tested for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of the reporting unit, unless there is a readily determinable fair market value.

Deferred Compensation Liability: The Company has two individual deferred compensation agreements with the Company's CEO and CFO & EVP. The deferred compensation liability of the CFO is denominated in Norwegian currency. The liabilities are accounted for on an accrual basis using actuarial calculations. Any currency translation adjustments as well as actuarial gains and losses are recognized in general and administrative expenses as incurred.

Defined Benefit Plan: The employees of Scandic and NATC have defined benefit pension plans. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management's best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The underfunded status of the defined benefit pension plans are recognized as deferred compensation liability in the Balance Sheets. The Company recognizes as a component of other comprehensive loss, the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. As of December 31, 2016 and 2015, the net liability was $0.1 million and $0.2 million, respectively.

Other Comprehensive (Loss) Income: The Company follows the guidance in ASC Topic 220, "Comprehensive Income" which requires separate presentation of certain transactions that are recorded directly as components of shareholders' equity.

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

Deferred Financing Costs: Financing costs, including fees, commissions and legal expenses, which are recorded as "Other Non-Current Assets" and "Other Current Assets" on the Balance Sheets are deferred and amortized over the term of the arrangement. The deferred financing costs are accounted as a direct deduction from the associated debt liability in Long-Term Debt.

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

Two of the Company's wholly-owned subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 25%, 27%, and 27% for the years ended December 31, 2016, 2015 and 2014, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2016, 2015 and 2014 was $102,000, $96,000 and $47,000, respectively. Deferred tax assets related to these entities is not material. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

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

For the year ended December 31, 2016, one customer accounted for 32% of the total revenues.  For the year ended December 31, 2015, two customers accounted for 42% of the total revenues, with 30% and 12%. For the year ended December 31, 2014, two customers accounted for 40% of the total revenues, with 29% and 11%.

Accounts receivable, net, as of December 31, 2016, and 2015 were $18.1 million and $28.6 million, respectively. As of December 31, 2016, three charterers accounted for 44% of the outstanding accounts receivable, with 16%, 16%, and 12%.  As of December 31, 2015, two charterers accounted for 43% of the outstanding accounts receivable, with 20% and 21%.

Recent Accounting Pronouncements:
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to annual reporting periods commencing on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period's voyage results could differ materially from the same period's voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

We intend to adopt the new revenue and lease standards on January 1, 2018 and January 1, 2019, respectively. We are currently assessing the potential impacts of these new standards, if any, on our consolidated statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The update requires excess tax benefits and tax deficiencies to be recorded on the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity on the statement of cash flows. The standard also allows withholding up to the maximum statutory amount for taxes on employee share-based compensation, clarifies that all cash payments made on an employee's behalf for withheld shares should be presented as a financing activity on the statement of cash flows and provides an accounting policy election to account for forfeitures as they occur. The new standard is effective for annual periods beginning after December 15, 2016, and interim periods within those anuual periods, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations - Clarifying the Definition of a Business to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective in annual periods beginning after December 15, 2017. The Company is planning to early adopt this standard, but does not expect the adoption to have material effect on our financial condition or results of operations; however it may be applied in prospective acquisitions of vessels where the Company is required to evaluate whether the transaction(s) should be accounted for as acquisition(s) of asset(s) or business(es).

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and Other (Topic 350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

3.	VESSELS, NET
Vessels, net, consist of the carrying value of 29 vessels and 24 vessels for the year ended December 31, 2016 and December 31, 2015, respectively. Vessels, net include drydocking costs.

All Figures in USD '000	2016	2015
Vessels	1,700,040	1,530,245
Drydocking	99,153	82,695
Total	1,799,193	1,612,940
Less Accumulated Depreciation	(741,144)	(650,255)
Vessels, net	1,058,049	962,685

Impairment Loss on Vessels
The Company has not recorded impairment loss on vessels for the years ended December 31, 2016, 2015 and 2014, respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels may not be recoverable.

4.	INVESTMENTS
Nordic American Offshore Ltd.
Nordic American Offshore Ltd. ("NAO") was incorporated on October 17, 2013, and operates Platform Supply Vessels ("PSV"). On November 18, 2013, NAO concluded a private placement of $250 million, wherein the Company participated with an investment of $65 million, or 4,333,566 shares. The investment NAO was accounted for using the equity method of accounting.

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

In May 2015 NAO announced a share repurchase program under which NAO may repurchase up to 2.5 million of its outstanding shares. Per December 31, 2016 and 2015 NAO had repurchased 1,172,774 and 870,839 shares under the plan and had 20,686,847 and 22,560,531 shares outstanding, respectively. In February 2016 NAO purchased 1,571,749 of its own common shares in a private transaction.

Based on the significance of the Company's ownership interest following that share repurchase program, the Company determined it has the ability to exercise significant influence over NAO and therefore, changed its method of accounting for the investment in NAO from an available-for-sale security to an equity method investment. The change in accounting method was retrospectively applied to the consolidated financial statements as of and for the year ended December 31, 2014.

In November 2015 the Company purchased 1,521,300 shares in a private transaction after which the Company owned 26.5% in NAO.

NAT's ownership in NAO as of December 31, 2016 and 2015 was 29.1% and 26.7%, respectively.

As at December 31, 2016 the Company evaluated its investment in NAO for impairment, after considering factors including, but not limited to, the fair value of NAO based on the quoted share price as compared to its carrying value, the length of time the investment's fair value had been below carrying value, and the limited near-term prospects for a recovery in the share price of NAO.  We concluded that as of December 31, 2016, the investment in NAO was other-than-temporarily impaired.

As of December 31, 2016, before impairment, the carrying value per share based on share of underlying net assets was $8.95 with the stock trading at $2.75. As a result, the Company adjusted the carrying value of its investment in NAO to the fair value based on its observable share price at December 31, 2016, and recorded a write-down of $37.3 million in its Statement of Operations.

The fair value of NAT's investment in NAO, based on the share price was $31.7 million as of December 31, 2015.

Summarized balance sheet information for NAO is as follows:

All figures in USD '000	December 31, 2016	December 31, 2015
Current assets	7,909	14,565
Noncurrent assets	366,945	321,635
Total Assets	374,854	336,200
Current liabilities	4,089	7,735
Noncurrent liabilities	136,568	47,608
Total Shareholders' Equity	234,196	280,857
Total liabilities and equity	374,854	336,200

NAT's share of NAO's equity was $68.1 million and $75.0 million as of December 31, 2016 and 2015, respectively.

Summarized Statement of Operations information for NAO is as follows:

	Years ended December 31,
All figures in USD '000	2016	2015	2014
Operating Revenues	17,697	36,372	52,789
Net Operating (Loss) Income	(28,543)	(8,372)	11,262
Net (Loss) Income	(32,151)	(10,844)	6,931

NAT's portion of NAO's Net (Loss) Income in the Statements of Operations per December 31, 2016 and 2015 was ($9.3) million and ($2.5) million respectively.

On March 28, 2017, NAO announced the completion of a public offering of 41,300,000 common shares, including the exercise of the underwriters' option of 1,300,000 shares, at a public offering price of $1.25 per share. In the offering NAT acquired 8,000,000 shares at $1.25 per share. As a result of the transaction NAT will recognize approximately $2.6 million in a dilution loss in the first quarter of 2017.

Following that offering, NAT now owns 22.6 % of the common shares outstanding in NAO.

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

Nordic American Offshore Ltd.:

As compensation for its services and coordinating NAO's private equity placement in 2013, NAT received 833,333 warrants with an exercise price of $15.00 per common share. The warrants expired, unexercised, on December 31, 2015.

On June 12, 2014, NAO was listed on the New York Stock Exchange.  As compensation for coordinating this transaction, NAT received a success fee of $1.5 million, which is included in Fees for Provided Services for the year ended December 31, 2014.

In December 2013, Scandic entered into a management agreement with NAO for the provision of administrative services as requested by NAO management.  For services under the management agreement, Scandic received a management fee of $100,000 for 2016, $200,000 for 2015 and $150,000 for 2014, and is reimbursed for cost incurred in connection with its services.  Scandic also receives reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by Scandic, which is attributable to NAO.  For the year ended December 31, 2016, 2015 and 2014, the Company recognized an aggregate of $2.2 million, $2.1 million and $2.2 million, respectively, for such costs incurred which was included in General and Administrative Expenses.

Board Member and Employees:

Mr. Jan Erik Langangen, Board Member and advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.3 million, $0.1 million and $0.1 million in costs in each of the years ended December 31, 2016, 2015 and 2014, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in General and Administrative Expenses within the Statements of Operations. There was $0 million included within Accounts Payable at December 31, 2016 and 2015, respectively.

In 2014 NAT entered into an agreement with an immediate family member of the Chairman, for the use of an asset owned by him for corporate and marketing activities.  NAT pays a fixed annual fee for this agreement and fees associated with the actual use. The cost of this arrangement for the year ended December 31, 2016, 2015 and 2014 was $0.1 million, which are included in General and Administrative Expenses.  No amounts were due to the related party as of December 31, 2016 and 2015.

7.	DEFERRED COMPENSATION LIABILITY
In 2010, the Board of Directors approved an unfunded deferred compensation agreement for Turid M. Sørensen, the Company's Chief Financial Officer and Executive Vice President. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liability for the Chief Financial Officer and Executive Vice President is denominated in Norwegian currency. Benefits vest over a period of employment of 20.5 years up to a maximum of 66% of the salary level at the time of retirement, age of 67. Interest is imputed at 2.60% and 2.70% as of December 31, 2016 and 2015, respectively. The rights under the agreement commenced in May 2008. As the agreement was effective in 2010, vested rights under the agreement were recognized in 2010.

In May 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. Benefits vest over a period of employment of 14 years up to a maximum of 66% of the salary level at the time of retirement, age of 70. Interest is imputed at 2.60% and 2.70% as of December 31, 2016 and 2015, respectively. The rights under the agreement commenced in October 2004. The CEO has the right to require a bank guarantee for the deferred compensation liability, and the Company has a deposit as described in Note 8. The CEO has served in his position since the inception of the Company in 1995.

The total expense related to the deferred compensation agreements for the Chairman, President and CEO and for the Company's Chief Financial Officer and Executive Vice President, recognized in 2016, 2015 and 2014 were $1.8 million, $0.4 million and $0.4 million, respectively. As of December 31, 2016 and 2015 total deferred compensation liability was $14.5 million and $13.0 million, respectively.

8.	OTHER NON-CURRENT ASSETS
All figures in USD '000	2016	2015
Fixture, Furniture and Equipment	338	474
Long term deposit (Restricted Cash)	10,149	10,000
Total as of December 31,	10,487	10,474

The Long-Term Deposit relates to the Company transferring cash to a restricted account in accordance with the deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO, described in Note 7.

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
In 2014 the Company repurchased 10,000 restricted common shares outstanding.
In 2015, the Company repurchased from employees who have resigned a total of 33,000 restricted common shares and granted these amongst new employees with a four-year cliff vesting period and various grant date fair values.
In 2016, the Company received 13,500 shares from employees who have resigned. The shares are held as treasury shares at December 31, 2016.
The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to restricted shares under the plan was $0.4 million, $0.4 million, and $1.1 million for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, respectively.
As of December 31, 2016, unrecognized cost related to unvested shares aggregated to $1.5 million, which will be recognized over a weighted period of 2.7 years.

The tables below summarize the Company's restricted stock awards as of December 31, 2016:
	Restricted shares -Employees	Weighted-average grant-date fair value - Employees
Non-vested at January 1, 2016	33,000	$9.84
Granted during the year	137,665	14.65
Vested during the year	-	-
Forfeited during the year	(13,500)	(13.40)
Non-vested at December 31, 2016	157,165	13.75

10.	LONG-TERM DEBT
Credit Facility:
On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "Credit Facility"). Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The Credit Facility original maturity date was October 2017.
In December 2015 the Company expanded the Credit Facility from $430 million to $500 million. The new maturity of the credit facility is December 2020. There are no repayment requirements before maturity on the Credit Facility. The expanded facility was effective January 2016.
Borrowings under the Credit Facility are secured by first priority mortgages over the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of equity; (ii) a minimum equity ratio; (iii) a minimum level of liquidity, (iv) positive working capital; and (v) a required ratio of vessel values, according to broker reports, to drawn on the facility.  The Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the Credit Facility.

In connection with the expansion of the Credit Facility, the Company incurred $4.6 million in deferred financing costs in 2015.

At the end of 2016 and 2015 the Company had $447 million and $330 million drawn under its Credit Facility, respectively.

As of December 31, 2016, the Company was in default with one of its debt covenants; (v) required security ratio of vessel value clause. A waiver was obtained lowering the required ratio to a level where the Company is in compliance. This waiver is effective until May 31, 2018. Under the terms of the waiver obtained, we are unable to draw further on the Credit Facility, our margin is increased by 2.0% for the period of the waiver and we cannot distribute dividends exceeding 85% of our "Adjusted Net Operating Earnings" with respect to the first quarter of 2017, and 75% of Adjusted Net Operating Earnings as from the second quarter 2017 until we are in compliance with the terms of the original Credit Facility. The Adjusted Net Operating Earnings figure is income from vessel operations before depreciation, any impairment losses, non-cash administrative charges and net financing costs.

The Company was in compliance with its loan covenants as of December 31, 2015.

The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears a variable interest rate.

11.	INTEREST EXPENSE
Interest expenses consist of interest expense on the long-term debt, the commitment fee and amortization of deferred financing costs related to the Credit Facility described in Note 10.
All amounts in USD '000	2016	2015	2014
Interest Expenses, net of capitalized interest	8,811	7,590	8,686
Commitment Fee	937	2,025	2,330
Amortization of Deferred Financing Costs	1,382	1,240	1,228
Other financial costs	40	-	-
Total Interest Expenses	11,170	10,855	12,244

For the years ended December 31, 2016, 2015 and 2014, $1.6 million, $1.0 million and $0.0 million of interest expenses were capitalized, respectively.

12.	ACCRUED LIABILITIES

All figures in USD '000	2016	2015
Accrued Interest	1,437	1,639
Accrued Expenses	6,211	7,938
Total as of December 31,	7,648	9,577

13.	EARNINGS (LOSS) PER SHARE
Basic earnings per share ("EPS") are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD except number of shares and earnings (loss) per common share	2016	2015	2014
Numerator:
Net (Loss) Income	(4,456)	114,627	(13,166)
Denominator:
Basic - Weighted Average Common Shares Outstanding	92,531,001	89,182,001	85,401,179
Dilutive – Weighted Average Common Shares Outstanding	92,531,001	89,182,001	85,401,179
Earnings (Loss) per Common Share:
Basic	(0.05)	1.29	(0.15)
Diluted	(0.05)	1.29	(0.15)

14.	SHAREHOLDERS' EQUITY
Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of January 1, 2013	90,000,000	52,915,639	529
Common Shares Issued in Follow-on Offering		20,556,250	206
Shares issued in connection with the Scandic acquisition		1,910,112	19
Balance as of December 31, 2013	90,000,000	75,382,001	754
Common Shares Issued in Follow-on Offering		13,800,000	138
Increase in Authorized Shares	90,000,000
Balance as of December 31, 2014	180,000,000	89,182,001	892
Balance as of December 31, 2015	180,000,000	89,182,001	892
Equity incentive plan issuance		137,665	1
Common Shares Issued in Follow-on Offering		12,650,000	127
Balance as of December 31, 2016	180,000,000	101,969,666	1,020

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
In September 2016, the Company completed an underwritten public offering of 12,650,000 common shares which increased its equity by $120.1 million.
Additional Paid in Capital
Included in Additional Paid in Capital is the Company's Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to its creditors and a subsequent period for creditor notice of concern, regarding the Company's intention, following shareholder approval, to transfer such funds to the Company's Contributed Surplus Account and thereby make such funds available for distribution. The Share Premium Fund was $77.4 million and $77.4 million as of December 31, 2016 and 2015 respectively. Credits and Charges to Additional Paid in Capital were a result of the accounting for the Company's share based compensation programs and issuance of shares in relation to the acquisition of Scandic.
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

For the years ended December 31, 2016 and 2015, the Company had a net loss of $4.5 million and net income of $114.6 million, and paid a dividend of $125.7 million and $123.0 million, respectively. Accordingly, the Company's Contributed Surplus Account was charged with a total of $92.8 million and $8.4 million for the years ended December 31, 2016 and 2015, respectively.

For the year ended December 31, 2014 the Company had a net loss of $13.2 million. For this year all dividend distributions were charged to the Contributed Surplus Account.

Shareholders Rights Plan
In 2007, the Board of Directors adopted a shareholders rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share for each outstanding common share, par value $0.01 per share. The dividend was payable on February 27, 2007 to shareholders of record on that date. Each right entitles the registered holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share at an exercise price of $115, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common shares.
This shareholders rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company.

15.	COMMITMENTS AND CONTINGENCIES
Nordic Harrier
The arbitration hearings involving the Suezmax vessel Gulf Scandic (now named Nordic Harrier) has been settled between the Company and Gulf Navigation Holding PJSC (GulfNav). In addition to amounts received, the Company reversed previously recorded accruals, and recognized in aggregate $5.3 million as Received Settlement in the Consolidated Statements of Operations.

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
No claims have been filed against the Company, nor has it been part to any legal proceedings for the fiscal years ended December 31, 2016 and 2015.
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
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the Balance Sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2016 and 2015, are as follows:
All figures in USD '000	Fair Value Hierarchy Level	2016 Fair Value	2016 Carrying Value	2015 Fair Value	2015 Carrying Value
Cash and Cash Equivalents	1	82,170	82,170	29,889	29,889
Credit Facility	3	(447,000)	(447,000)	(330,000)	(330,000)

17.	SUBSEQUENT EVENTS
As of December 31, 2016, the Company was in default with one debt covenant, the required security ratio of vessel value clause.  A waiver lowering the covenant requirement to a level at which the Company is in compliance has been obtained from the lenders. This waiver is effective until May 31, 2018.

On January 23, 2017 the Company declared a cash dividend of $0.20 per share in respect of the results for the fourth quarter of 2016, which was paid on February 10, 2017.

On February 27, 2017, the Company took delivery of Nordic Space, increasing its operating fleet to 30 vessels.

On March 28, 2017, NAO announced the completion of a public offering of 41,300,000 common shares, including the exercise of the underwriters' option of 1,300,000 shares, at a public offering price of $1.25 per share. In the offering NAT acquired 8,000,000 shares at $1.25 per share.

On April 19, 2017 the Company declared a cash dividend of $0.20 per share in respect of the results for the first quarter of 2017, which is to be paid on or around June 8, 2017.