Form 20-F/A
period 2016-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2017-05-01
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 of Nordic American Tankers Limited, which was originally filed with the U.S. Securities and Exchange Commission on May 1, 2017 (the "Original 2016 Form 20-F"), is being filed solely for the purposes of (i) furnishing revised Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, and (ii) including as Exhibit 15.5 the consent of KPMG AS, the independent auditor of Nordic American Offshore Ltd.

This Amendment No. 1 speaks as of the filing date of the Original 2016 Form 20-F on May 1, 2017. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original 2016 Form 20-F, or reflect any events that have occurred after the Original 2016 Form 20-F was originally filed.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
Exhibit 15.5*	Consent of Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*  Filed with this Amendment No. 1 on Form 20-F/A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	May 1, 2017
Name: Herbjørn Hansson
Title: Chairman, President, and Chief Executive Officer