Form 20-F
period 2017-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2018-05-15
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from ___________________________ to ___________________________

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

As of December 31, 2017, there were outstanding 141,969,666 common shares of the Registrant, $0.01 par value per share.

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
☐Yes                    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
          ☐Yes                    ☐No

TABLE OF CONTENTS

Page
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3.	KEY INFORMATION		1
	A.	Selected Financial Data	1
	B.	Capitalization and Indebtedness	2
	C.	Reasons for the offer and use of Proceeds	2
	D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY		18
	A.	History and Development of the Company	18
	B.	Business Overview	21
	C.	Organizational Structure	30
	D.	Property, Plant and Equipment	30
ITEM 4A.	UNRESOLVED STAFF COMMENTS		30
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		31
	A.	Operating Results	31
	B.	Liquidity and Capital Resources	34
	C.	Research and Development, Patents and Licenses, Etc.	37
	D.	Trend Information	37
	E.	Off Balance Sheet Arrangements	37
	F.	Tabular Disclosure of Contractual Obligations	37
	G.	Safe Harbor	38
	H.	Critical Accounting Estimates	38
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		43
	A.	Directors and Senior Management	43
	B.	Compensation	44
	C.	Board Practices	45
	D.	Employees	45
	E.	Share Ownership	45
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		46
	A.	Major Shareholders	46
	B.	Related Party Transactions	46
	C.	Interests of Experts and Counsel	47
ITEM 8.	FINANCIAL INFORMATION		48
	A.	Consolidated Statements and other Financial Information	48
	B.	Significant Changes	48
ITEM 9.	THE OFFER AND LISTING		49
ITEM 10.	ADDITIONAL INFORMATION		49
	A.	Share Capital	49
	B.	Memorandum and Articles of Association	49
	C.	Material Contracts	54
	D.	Exchange Controls	55
	E.	Taxation	56
	F.	Dividends and Paying Agents	63
	G.	Statement by Experts	63
	H.	Documents on Display	63
	I.	Subsidiary Information	64
i

TABLE OF CONTENTS
(continued)
Page
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		64
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		64
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		64
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		64
ITEM 15.	CONTROLS AND PROCEDURES		64
	A.	Disclosure Controls and Procedures	64
	B.	Management's annual report on internal control over financial reporting.	65
	C.	Attestation report of the registered public accounting firm.	65
	D.	Remediation of Material Weakness	65
	E.	Changes in internal control over financial reporting.	66
ITEM 16.	RESERVED		66
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		66
ITEM 16B.	CODE OF ETHICS		66
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		67
	A.	Audit Fees	67
	B.	Audit-Related Fees	67
	C.	Tax Fees	67
	D.	All Other Fees	67
	E.	Audit Committee's Pre-Approval Policies and Procedures	67
	F.	Not applicable.	67
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		67
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.		67
ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.		67
ITEM 16G.	CORPORATE GOVERNANCE		67
ITEM 16H.	MINE SAFETY DISCLOSURE		68
PART III
ITEM 17.	FINANCIAL STATEMENTS		68
ITEM 18.	FINANCIAL STATEMENTS		68
ITEM 19.	EXHIBITS		68

ii

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
The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5.Operating and Financial Review and Prospects.  The Statements of Operations data for each of the three years ended December 31, 2017, 2016 and 2015 and selected balance sheet data as of December 31, 2017 and 2016 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations data for each of the years ended December 31, 2014 and 2013 and selected balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited financial statements not included in this Annual Report on Form 20-F, with the information as at December 31, 2016, 2015, 2014 and 2013, adjusted as described below.
SELECTED CONSOLIDATED FINANCIAL DATA	Year ended December 31,
All figures in thousands of USD except share data	2017	2016	2015	2014	2013
Voyage Revenues	297,141	357,451	445,738	351,049	243,657
Voyage Expenses	(142,465)	(125,987)	(158,656)	(199,430)	(173,410)
Vessel Operating Expense	(87,663)	(80,266)	(66,589)	(62,500)	(64,924)
General and Administrative Expenses	(12,575)	(12,296)	(9,790)	(14,863)	(19,555)
Depreciation Expenses	(100,669)	(90,889)	(82,610)	(80,531)	(74,375)
Impairment Loss on Vessel	(110,480)	-	-	-	-
Impairment Loss on Goodwill	(18,979)	-	-	-	-
Loss on Contract	-	-	-	-	(5,000)
Fees for Provided Services	-	-	-	1,500	-
Settlement Received	-	5,328	-	-	-
Net Operating Income (Loss)	(175,690)	53,341	128,093	(4,775)	(93,608)

Interest Income	347	215	114	181	146
Interest Expense	(20,464)	(11,170)	(10,855)	(12,244)	(11,518)
Other Financial (Expense) Income	(644)	(98)	(167)	2,160	(351)
Total Other Expenses	(20,761)	(11,053)	(10,908)	(9,903)	(11,723)
Income Tax Expense	(83)	(102)	(96)	(47)	(86)
Impairment Loss on Equity Method Investment	(8,435)	(46,642)	(2,462)	1,559	-
Net (Loss) Income	(204,969)	(4,456)	114,627	(13,166)	(105,417)

Basic Earnings (Loss) per Share	(1.97)	(0.05)	1.29	(0.15)	(1.64)
Diluted Earnings (Loss) per Share	(1.97)	(0.05)	1.29	(0.15)	(1.64)
Cash Dividends Declared per Share	0.53	1.37	1.38	0.61	0.64
Basic Weighted Average Shares Outstanding	103,832,680	92,531,001	89,182,001	85,401,179	64,101,923
Diluted Weighted Average Shares Outstanding	103,832,680	92,531,001	89,182,001	85,401,179	64,101,923
Market Price per Common Share as of December 31,	2.46	8.40	15.54	10.07	9.70

Other financial data:
Net Cash Provided by (Used in) Operating Activities	31,741	127,786	174,392	57,460	(47,265)
Cash Dividends Paid	54,226	125,650	123,071	54,069	41,756

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	58,359	82,170	29,889	100,736	65,675
Total Assets	1,141,063	1,349,904	1,239,194	1,173,628	1,132,977
Total Long-Term Debt (1)	388,855	442,820	324,568	247,768	246,540
Common Stock	1,420	1,020	892	892	754
Total Shareholders' Equity	711,064	871,049	880,721	888,911	854,984

 (1) Debt consists of $391,641, $447,000, $330,000, $250,000, and $250,000 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively (all numbers in thousands of U.S. dollars).

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
The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.
The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2017, the BDTI reached a high of 1,088 and a low of 617. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2017, the BCTI reached a high of 867 and a low of 508. Although the BDTI and BCTI were 641 and 563, respectively, as of March 15, 2018, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products,  the inventories of crude oil and petroleum products in the United States and in other industrialized nations,  oil refining volumes,  oil prices, and  any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.
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
Our vessels are evaluated for impairment continuously or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel is complex and requires us to make various estimates, including future freight rates and earnings from operating the vessel.  All of these items have historically been volatile. We estimate the undiscounted net cash flows from operating the vessels over their remaining useful lives and compare to the net carrying values of the vessels. If the total estimated undiscounted net cash flows for a vessel are less than the carrying amount of the vessel the vessel is deemed impaired and written down to its fair market value. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition and operating results. Impairment is assessed on a vessel by vessel basis.
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
Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges, including the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa and other geographic areas and countries. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China's GDP was approximately 6.9% for the year ended December 31, 2017, and despite slightly increasing from approximately 6.7% for the year ended December 31, 2016, continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness.
While the recent developments in Europe and China have been without significant immediate impact on our charter rates, an extended period of deterioration in the world economy could reduce the overall demand for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile.
We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.

The state of global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms, which may hinder or prevent us from expanding our business.
As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our $430.0 million revolving credit facility, or the Credit Facility, which we refinanced and expanded to $500.0 million in December 2015, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of the date of this annual report we have drawn down an aggregate of $387.4 million under the Credit Facility. However we are unable to draw further on the Credit Facility due to the terms under the waivers obtained.
Changes in the price of fuel, or bunkers, may adversely affect our profits.
Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Despite low fuel prices in 2017, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
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
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.  Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Regulations relating to ballast water treatment coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guideline of ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  We currently have 28 vessels that do not comply with the updated guideline.  Costs of compliance may be substantial and may adversely affect our revenues and profitability.
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
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
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
From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan. We have not been involved in business to and from Cuba, Syria, Iran, Crimea or North Korea during the period January 1 through December 31, 2017. Our vessels may, on charterers' instructions, call on ports in Sudan.  We emphasize that neither the vessels nor the Company employs U.S. citizens and does not carry U.S.-origin cargoes in connection with the business in the port of Bashayer in North Sudan.  During 2017, four vessels owned by the Company made six calls to North Sudan for the year ended December 31, 2017. All of these calls involved loading of oil cargoes in the North Sudanese port of Bashayer to be carried to international locations outside of the United States pursuant to voyage charters with non-U.S. charterers.
The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the U.S., including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the U.S. to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years. In January 2013, the United States enacted the Iran Freedom and Counter Proliferation Act of 2012 (the "IFCPA") which expanded the scope of United States sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

The United States, United Kingdom, Germany, France, Russia, and China, the European Union, and Iran entered into an agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which was intended to significantly restrict Iran's ability to develop and produce nuclear weapons by easing certain sanctions directed toward non-United States persons for conduct involving Iran.  Pursuant to the JCPOA, which was implemented on January 16, 2016, the United States, the EU and the UN suspended or lifted a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency that Iran had satisfied its obligations under the JCPOA. On May 8, 2018, President Trump announced that the United States will withdraw from the JCPOA, resulting in the re-institution of sanctions against Iran that were lifted or waived under the JCPOA since 2016 and suspended under the JPOA since 2013.  President Trump directed the U.S. Department of Treasury to re-impose shipping and petroleum-related sanctions after a 180-day wind-down period ends on November 4, 2018.  Certain other sanctions are to be re-imposed after a 90-day wind-down period ends on August 6, 2018.

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
We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our Credit Facility prohibits the declaration and payment of dividends if we are in default under the Credit Facility. For more information, please see Item 5. Operating and Financial Review and Prospectus B. Liquidity and Capital Resources - Our Borrowing Activities. We may not continue to pay dividends at rates previously paid or at all.  If we do not pay dividends, the market price for our common shares must appreciate for investors to realize a gain on their investment. This appreciation may not occur and our common shares may in fact depreciate in value, in part because of any future decreases in or elimination of our dividend payments.

A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.
Our ability to declare and pay dividends is subject at all times to the discretion of our board of directors, or the Board, and compliance with Bermuda law, and may be dependent, among other things, upon our having sufficient available distributable reserves. For more information, please see Item 8. Financial Information - Dividend Policy. We may not continue to pay dividends at rates previously paid or at all.
We have antitakeover protections which could prevent a change in our control.
We have antitakeover protections which could prevent a change in our control. For example, on June 16, 2017, our Board, after the expiration of a previous shareholder rights agreement, adopted a new shareholders rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. We can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company's common shares. This shareholders rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders rights plan is not intended to deter offers that our Board determines are in the best interests of our shareholders.
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
Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. It is possible that the number of employees employed by the company, or current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet.  Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower dividends per share. If we are unable to expand or execute the certain aspects of our business or events noted above, our financial condition and dividend rates may be adversely affected.
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
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 1 year to 25 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.
An increase in operating costs would decrease earnings and dividends per share.
Under the charters of all of our operating vessels, we are responsible for vessel operating expenses. Our vessel operating expenses include the costs of crew, lube oil, provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and dividends per share.
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
We have an equity method investment in Nordic American Offshore Ltd, or NAO, where as of December 31, 2017 we owned 16.1 % of their common shares. A portion of our income or loss relates to NAO's operations. Demand for NAO's services depends on activity in offshore oil and natural gas exploration, development and production. The levels of which have historically been characterized by high volatility.
Currently NAO is operating in a challenging market, and a prolonged lack of investment in offshore and gas exploration, development and production can have a significant negative impact on our earnings through the equity method of accounting, NAO's ability to distribute cash dividends and NAO's share price.

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
For example, in connection with management's evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2017, management determined that the Company did not maintain effective controls over procedures in relation to evaluating uncertainties about its ability to continue as a going concern in accordance with ASC 205-40. Management determined that the ineffective controls over going concern constitute a material weakness. See Item 15: Controls and Procedures, for a discussion of the Company's internal control over financial reporting, including a discussion of the material weakness. If the new controls being implemented to address the material weakness and to strengthen the overall internal control over accounting for going concern are not designed or do not operate effectively, or if the Company is unsuccessful in implementing or following these new processes or is otherwise unable to remediate this material weakness, this may result in untimely or inaccurate reporting of the Company's financial condition or results of operations.
Risks Related to our Indebtedness
The incurrence of indebtedness to refinance our existing Credit Facility may impact our financial position and subject us to additional financial and operating restrictions.

On November 28, 2017, we entered into a fully underwritten commitment letter with DNB Bank ASA, providing for a senior secured loan facility of up to $375.0 million, or the Backstop Facility, to support the recapitalization of the Company. The facility agreement was signed on December 20, 2017. The facility is not intended to be drawn and is expected to be cancelled when the recapitalization has been completed. Upon completion of the plan to recapitalize the Company, we plan to fully repay the existing Credit Facility and enter into a new revolving credit facility that will be part of our new capital structure. An unsecured bond is also expected to be part of the recapitalization package. If we are unable to raise capital on acceptable terms, we may need to rely on our Backstop Facility, which may result in substantially higher borrowing costs and a shorter maturity than those from other anticipated financing alternatives. In addition, the Backstop Facility may include more restrictive negative covenants and financial covenants than the proposed unsecured bonds and new revolving credit facility. Under the terms of the Backstop Facility, the lender has the right at any time from January 8 to December 31, 2018 to require us to proceed with an offering of senior secured high yield bonds of up to $375.0 million or senior unsecured high yield bonds of up to $200.0 million, each with terms and pricing parameters as set forth in the Backstop Facility, which bonds may carry a higher interest rate than the Backstop Facility.

The incurrence of indebtedness will subject us to additional financial and operating covenants, which may limit our flexibility in responding to our business needs and to continue the way in which we operate our business. A prolonged unfavorable charter rate environment, material declines in vessel values, unanticipated capital expenditures and other unexpected non-recurring items could impact our ability to service our debt and comply with covenants. If we are not able to maintain compliance with stated financial covenants or if we breach other covenants in any debt agreement, we could be in default under such agreement. Such a default may allow our creditors to accelerate the related indebtedness and may result in the acceleration of any other indebtedness to which a cross-acceleration or cross-default provision applies, and to foreclose on the collateral securing such indebtedness, which could constitute all or substantially all of our assets.
Our overall leverage and terms of our financing may, among other things, limit our ability to:

•	pay dividends and make capital expenditures;

•	create or allow to subsist any security interest over any of our vessels;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all of our assets to another person;

•	obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	satisfy our obligations under the terms of our indebtedness;

•	refinance our indebtedness on terms acceptable to us or at all;

•	enter into a new line of business or adjust to changing business and market conditions, increasing our vulnerability to general adverse economic and industry conditions; and

•          maintain adequate liquidity.

We are limited in our ability to make dividend payments due to the terms of our debt. Under the terms of the amendments to our Credit Facility we can distribute a maximum dividend of $4.3 million in the aggregate or $0.03 per share per quarter, subject to a corresponding amount being repaid under the Credit Facility. Additionally, under the Backstop Facility, we will be limited to paying dividends, during the period before the Backstop Facility is cancelled, in an amount equal to the lower of $5.0 million in the aggregate or $0.03 per share per quarter.
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
In 2017 we entered into amendments to the credit agreement for our Credit Facility modifying certain of our financial covenants until December 31, 2018 and the Company has entered into further amendments to the Credit Facility in 2018. Under the revised terms of the credit agreement, we are unable to draw further on the Credit Facility and our margin is increased to 6.0% from January 1, 2018. We can distribute a maximum dividend of $0.03 per share or $4.3 million in the aggregate, subject to a corresponding amount being repaid under the Credit Facility. Additionally, the Company undertakes to not make new investments, excluding the Newbuildings, as defined below, except for investments made in connection with normal maintenance of the vessels.  As of December 31, 2017 we were in compliance with the covenants of our Credit Facility, as waived or amended.
Although we have received waivers lowering our covenant requirements, should our charter rates, market capitalization or vessel values materially decline further in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.
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
We have entered into various contracts, including charter agreements with our customers, and our Credit Facility and from time to time, we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our Credit Facility.

Delays or defaults by the shipyards in the construction of our Newbuildings could increase our expenses and diminish our net income and cash flows.
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
The operation of tankers involve certain unique operational risks.
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

We are an international tanker company originally formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. Our fleet currently consists of 33 vessels, including three Suezmax newbuildings currently under construction at Samsung Heavy Industries Co. Ltd., or Samsung, each approximately 157,000 deadweight tons, or dwt, which we refer to as the Newbuildings.  We expect that our fleet will expand over time despite the short-term plan of selling vessels. The vessels in our fleet are homogenous and interchangeable, which is a business strategy we refer to as the "Nordic American System".  Our common shares trade under the symbol "NAT" on the New York Stock Exchange, or the NYSE.
In January 2013, we acquired Scandic American Shipping Ltd, or Scandic, and NAT Chartering (formerly Orion Tankers Ltd), or NATC, as wholly-owned subsidiaries. Accordingly, the financial statements contained herein are presented on a consolidated basis for us and our subsidiaries, which we refer to as the Company or the Group.
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
We pay our dividends from cash on hand. As of December 31, 2017 we have a cash break-even level of about $12,200 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other cash charges.
On August 12, 2014, we distributed,  a dividend in kind to our shareholders of 669,802 shares of Nordic American Offshore Ltd. (NYSE: NAO), or NAO, which we acquired in a private placement conducted in connection with NAO's establishment in November 2013.
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
In December 2014, we entered into final contracts with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for the construction of two Suezmax tankers. The two contracted newbuildings were purchased for approximately $65.0 million per vessel and we took delivery of the Nordic Star in September 2016 and the Nordic Space in February 2017.
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

On September 30, 2016, we sold 12,650,000 common shares at a price of $10.00 per share in an underwritten registered follow-on offering. The net proceeds of the offering were primarily used to pay for the deposits for our three Newbuildings and for general corporate purposes.
In March 2017, NAO completed a follow-on offering of its common shares in which NAT participated, purchasing approximately $10.0 million worth of NAO shares. Following the investment, NAT owned 22.6% of NAO. As a consequence of the reduced holdings from 29.1% to 22.6% in NAO, NAT recorded a dilution charge (non-cash) of $2.6 million in the first quarter of 2017. Our Chairman, President and CEO, together with his immediate family participated in the above offering, purchasing approximately $2.0 million of NAO shares.
On June 16, 2017, our Board declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement dated as of June 16, 2017, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent.
On August 31, 2017, we paid a dividend, which included a cash dividend of $0.10 per share and a distribution of an aggregate of 4,024,745 common shares of NAO, which were owned by the Company. Each of our shareholders that held 250 or more of our common shares received one NAO common share per 24.4 NAT common shares, which we recognized at a cash value of $0.05 per share. Fractional shares were compensated by a cash dividend based on the closing price of NAO shares on the NYSE as of July 20, 2017, which was $1.22. Each of our shareholders that held 249 or fewer shares received an additional cash dividend of $0.05 per common share. In connection to the above distribution of NAO shares, we recorded a loss of $0.7 million. Following this distribution, we owned 16.1% of the outstanding common shares of NAO.
Recapitalization
On November 28, 2017, we entered into a fully underwritten commitment letter with DNB Bank ASA, providing for a senior secured loan facility of up to $375.0 million, or the Backstop Facility, to support the recapitalization of NAT with the objective of retiring the Credit Facility. The facility agreement was signed on December 20, 2017. The recapitalization is intended to encompass the equity of $110.0 million raised in December 2017, a large secured bond or a new revolving credit facility and an unsecured bond offering.
The Backstop Facility is providing for a senior secured loan facility of up to $375.0 million to support the recapitalization of the Company. The Backstop Facility is available for drawing from July 1, 2018. Further, the facility, if utilized and not repaid, will be rolled into a term loan on January 1, 2019 with maturity on November 30, 2020. The Backstop Facility will have no amortization until December 31, 2018, upon and following which date the principal of the loan must be repaid in quarterly instalments of $10.0 million. In May 2018 the Board authorized management to sell two vessels. A sale will also  improve the cash balance of the Company. In addition, the Board has authorized that the Company may further adjust the size of the fleet.
We are evaluating different options for the final steps of the recapitalization program. We are in discussions with the lenders to either issue and sell a large secured bond or enter into a new Revolving Credit Facility of $250.0 million together with the issuance of an unsecured bond for $150.0 million. We expect these measures to be completed by the end of the second quarter of 2018. Upon securing this financing it is not expected to draw down on the Backstop Facility as described above.
On December 1, 2017, we announced our final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our Newbuildings with a subsidiary of Ocean Yield ASA. The three Newbuildings are expected to be delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender will pay 77.5% of the purchase price for each of the three Newbuildings.
On May 4, 2018 we executed an amendement to the Credit Facility expiring on December 31, 2018.
For more information please see Item 5.B. Liquidity and Capital Resources with regard to the above described transactions.
On December 14, 2017, we sold 40,000,000 common shares at a price of $2.75 per share in an underwritten registered follow-on offering.  The net proceeds of the offering were primarily used to repay outstanding amounts under our Credit Facility, which matures in December 2020 and currently has an interest rate of LIBOR plus 6.0%, general corporate purposes and expansion of our fleet.
As of the date of this annual report, we have 141,969,666 common shares issued and outstanding.

B.	Business Overview
Our Fleet
Our fleet currently consists of 33 Suezmax crude oil tankers, 31 of which were built, or are currently under construction, in Korea. The majority of our vessels are employed in the spot market, together with five vessels currently on longer term time charter agreements. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.
Vessel	Built	Deadweight Tons	Delivered
Nordic Harrier	1997	151,459	1997
Nordic Hawk	1997	151,475	1997
Nordic Hunter	1997	151,401	1997
Nordic Voyager	1997	149,591	2004
Nordic Fighter	1998	153,328	2005
Nordic Freedom	2005	159,331	2005
Nordic Discovery	1998	153,328	2005
Nordic Saturn	1998	157,331	2005
Nordic Jupiter	1998	157,411	2006
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Sprite	1999	147,188	2009
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Aurora	1999	147,262	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Sirius	2000	150,183	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	159,000	2016
Nordic Space	2017	159,000	2017
Newbuilding(1)	2018	157,000	2018
Newbuilding(1)	2018	157,000	2018
Newbuilding(1)	2018	157,000	2018

(1) Vessel under construction at Samsung, Korea. To be delivered in July, August and October 2018, respectively.

Employment of Our Fleet
It is our policy to operate our vessels either in the spot market or on short term time charters. Large international oil companies both in the Western and the Eastern parts of the world are important customers.
Spot Charters: Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a voyage charter, revenue is generated from freight billing, as we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters, the vessels are traded fully at the risk and reward of the Company. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations. For further information concerning our accounting policies, please see Note 2 to our financial statements.
The tanker industry has historically been stronger in the fall and winter months in anticipation of increased oil consumption in the norther hemisphere during the winter months. Seasonal variations in tanker demand normally result in seasonal fluctuations in the spot market charters.

Time Charters: Under a time charter, the charterer is responsible and pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner is responsible and pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys.
Technical Management
The technical management of our vessels is handled by companies under direct instructions from NAT. The ship management firms of V.Ships Norway AS, Columbia Shipmanagement Ltd, Cyprus and Hellespont Ship Management GmbH & Co KG, Germany, provide the technical management services. The compensation paid under the technical management agreements is in accordance with industry standards.
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
In order to benefit from economies of scale, tanker charterers typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes.  A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading.  ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope.  Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from the Mediterranean and Arabian Gulf towards the Far East, i.e. China, India and other emerging economies in Asia that absorb the shortfall from what the traditional routes, from West Africa to the East Coast of the United States, used to represent. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.
The 2017 Tanker Market (Source: Fearnleys)
The cyclical market downturn that started half-way into 2016 continued in 2017. Suezmax earnings, basis fixtures for modern vessels, averaged $15,500/day according to Fearnleys, down 45% on the year to less than what most Suezmax owners need to cover their cash break-evens. Earnings in the highly correlated VLCC and Aframax segments meanwhile averaged $18.800/day and $12.700/day, down 51% and 44% on the year respectively. A continued acceleration in fleet growth combined with slower demand caused by OPEC's production cut and attempt to rebalance the oil market were the key factors explaining the weaker development.
The total crude oil and product tanker fleet above 25,000 dwt grew 3.9% in 2017, compared to the fleet at year-end 2016. However, the effective and experienced fleet growth was well above this level. A total 35.6 million dwt of newbuilding tonnage entered the market during 2017, an amount that only the 2009-2011 period can match since the turn of year 2000. Meanwhile, scrapping for the year increased to 8.5 million dwt, compared to 1.9 million dwt in 2016, a level that only 2010, 2012 and 2013 matches during the past 10 years. A comparison of newbuilding deliveries less scrapping at the end of 2017 to the total fleet in existence at year-end 2016 shows that fleet growth was 5.3% last year, rather than the above mentioned 3.9%. The deviation is partially linked to vessels changing status last year, mostly VLCCs changing status to FSO's. The vessels in the latter category had no impact on the supply/demand balance though, as they had left active trading for alternative duties prior to 2017, hence why Fearnleys sees the 5.3% fleet growth number as more representative than the 3.9%. Adjusting also for what the scrapped vessels had been doing up to death date suggest that effective fleet growth was even higher than 5.3%.

In the VLCC segment, seven of the ten vessels scrapped during 2017 had left active trading for floating storage duties in 2015/16. As no active vessels replaced these storage units scrapped last year, the market balance effect of seven of the ten VLCCs scrapped last year was enjoyed in 2015/16 rather than 2017. In the Suezmax segment, seven of the 12 scrapped vessels had left active trading prior to 2017. Taking all this into account, Fearnleys has concluded that the effective fleet growth was around 7% last year – and therefore a factor explaining the weaker market, as it was a further acceleration from 6.1% in 2016, 3.1% in 2015 and 1.9% in 2014.
The Suezmax segment was the segment with the highest fleet growth last year, relative to the other segments. An all-time high 51 Suezmax newbuildings were delivered during the year, beating the previous high of 45 deliveries from 2009 and 2012. In the VLCC segment, 50 newbuildings were delivered, up just three from 2016, but the past two years combined have seen the delivery of 97 VLCC newbuildings versus just 44 deliveries combined in 2014-2015. In the Aframax/LR2 segments a combined 63 newbuildings were delivered last year, that being one more than total deliveries were in 2013-2015 combined. At year-end 2017, the VLCC fleet counted 717 vessels, the Suezmax fleet 515 vessels while the Aframax/LR2 fleet counted 970 vessels.
On a macro level, oil demand growth remained very robust at 1.6% in 2017, according to the IEA. However, production growth, a measure reflecting both the demand growth and the stock-cycle development, hence a better indication of transportation demand, remained slow at 0.4% versus 0.5% in 2016 and an average 2.9% in 2014/2015. OPEC showed a good discipline on their production cut and attempt to rebalance the oil market, resulting in a -1.4% decline in OPEC's crude oil output (-0.9% with NGLs included). Among the Non-OPEC countries, production grew 1.4%, driven entirely by a solid 5.3% growth in U.S. production, with the rest of Non-OPECs experiencing a marginal 0.2 change in output. Overall, the slow oil production development limited the flow of crude oils in 2017, as much of the consumption growth could be covered by local stocks.
Preliminary seaborne trade flow data from Fearnleys suggest that crude oil volumes out of the Middle East were down on the year, caused by less lifted in to the West but showing moderate growth to Asia. This was however more than counterbalanced by a good growth in cargoes lifted the longer route from the Atlantic to Asia, especially from the Caribbean/U.S. Gulf. Despite lack of growth in volumes out of West Africa, Fearnleys registered that more headed the longer route East to Asia, rather than to the traditional buyers in Europe and the U.S. This favored VLCCs over Suezmaxes and caused the latter to lose market share to VLCCs last year, even as Suezmaxes partly counterbalanced this by taking a higher year/year market share versus the VLCCs for loadings in the Middle East.
The Middle East volume growth for Suezmaxes headed West, mostly in to the Mediterranean Sea on a route considered to be a back-haul for Suezmaxes returning to the Atlantic basin after liftings cargoes from the Atlantic to Asia. Although Suezmaxes lost market share to VLCCs on West Africa loadings, the segment still experienced trade growth from the region into Asia, thereby partly counterbalancing the slower demand from West Africa to the U.S. and Europe. The slower West Africa-Europe Suezmax demand was caused by a combination of recovering Libya exports and the already mentioned flow of volumes into the Mediterranean Sea from the Middle East.
The most positive demand development in 2017 was continued good growth in trading from the Americas to Asia – a very shipping intensive long route that for Suezmaxes often includes fuel oil cargoes in addition to crude oils.
The Tanker Market 2018
The first quarter of 2018 was weaker than the fourth quarter of 2017, and the average Suezmax Earnings per day was reduced from $17,054 in the fourth quarter of 2017 to $7,651 for the first quarter of 2018. The quoted rates are an average of observations, and as rates are earned over a voyage the earnings for vessel owners is not expected to decline as much from the fourth quarter of 2017 to the first quarter of 2018 as the indicative rates reported by Clarksons.
The orderbook for Suezmaxes has decreased over the last twelve months, with 11 vessels delivered in the first quarter of 2018 and 52 on order of which 25 are expected to be delivered in 2018. There have been no new orders of Suezmaxes so far in 2018.
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
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The IMO's Marine Environmental Protection Committee ("MEPC"), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 ("the CLC"). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents.

United States Regulations
OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.
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

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which could require the installation of equipment on our vessels to treat ballast water before it is discharged, or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or which may otherwise restrict our vessels from entering U.S. waters. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, the status of several of these initiatives and regulations is currently in flux.  For example, the U.S. Bureau of Safety and Environmental Enforcement ("BSEE") announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised.  In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
International Labour Organization
The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
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
Similarly, Chapter XI-2 of the SOLAS Convention imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
Competition
We operate in what we refer to as the Nordic American System, which describes our operation of our homogenous Suezmax tanker fleet in markets that are highly competitive and based primarily on supply and demand. We currently operate the majority of our vessels in the spot market. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. For more information on the "Nordic American System", please see Item 4.A. History and Development of the Company.
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
We present our Consolidated Statements of Operations using voyage revenues and voyage expenses. Our homogenous and interchangeable fleet is operated mainly in the spot charter market.  Under a spot charter, revenue is generated from freight billing and is included in voyage revenue, and the vessel owner pays all vessel voyage expenses. We consider it appropriate to present this type of arrangement on a gross basis in the Consolidated Statements of Operations.
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
YEAR ENDED DECEMBER 31, 2017 COMPARED TO YEAR ENDED DECEMBER 31, 2016
	Years Ended December 31,
All figures in USD '000	2017	2016	Variance
Voyage Revenue	297,141	357,451	(16.9%)
Voyage Expenses	(142,465)	(125,987)	13.1%
Vessel Operating Expenses	(87,663)	(80,266)	9.2%
Impairment Loss on Vessels	(110,480)	-	N/A
Impairment Loss on Goodwill	(18,979)	-	N/A
General and Administrative Expenses	(12,575)	(12,296)	2.3%
Depreciation Expenses	(100,669)	(90,889)	10.8%
Settlement Received	-	5,328	N/A
Net Operating Income (Loss)	(175,690)	53,341	(429.4%)
Interest Income	347	215	61.4%
Interest Expenses	(20,464)	(11,170)	83.2%
Other Financial Expenses	(727)	(200)	263.5%
Equity (Loss) Income from Associate	(8,435)	(46,642)	(81.9%)
Net (Loss) Income	(204,969)	(4,456)	4,499.8%

Reconciliation of net voyage revenues to voyage revenues	Years Ended December 31,
All figures in USD '000, except TCE rate per day	2017	2016	Variance
Voyage Revenue	297,141	357,451	(16.9%)
Less Voyage expenses	(142,465)	(125,987)	13.1%
Net Voyage Revenue	154,676	231,464	(33.2%)
Vessel Calendar Days (1)	10,892	9,666	12.7%
Less off-hire days	867	418	107.4%
Total TCE days	10,025	9,248	8.4%
TCE Rate per day (2)	$15,428	$25,029	(38.4%)
Total Days – vessel operating expenses	10,892	9,666	12.7%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:
i)	The number of TCE days
ii)	The change in the TCE rate achieved.

With regards to i), the increase of 449 days in offhire days was a result of increased number of vessels in drydock in 2017 compared to 2016, where 709 days out of the 867 days were planned offhire.
The increase in vessel calendar days is due to one vessel being delivered in February of 2017, in combination with the full year effect of four vessels acquired and delivered in June and July 2016.
With regards to ii), the TCE rate decreased by $9,601, or 38.4%. The indicative rates presented by Clarksons Shipping decreased by 47.0% for the twelve months of 2017 compared to the same twelve months in 2016, to $15,570 from $29,376, respectively.
As a result of i) and ii) voyage revenues decreased by 16.9% from $357.5 million for the year ended December 31, 2016, to $297.1 million for the year ended December 31, 2017.
Voyage expenses increased to $142.5 million from $126.0 million, or 13.1%. The increase in voyage expenses was primarily due to increase in bunker costs and the total number of TCE days. The increase in bunkers cost is mainly due to price increases of fuel oil experienced in 2017 compared to 2016.
Vessel operating expenses increased by $7.4 million, or 9.2%. The increase in operating expenses was primarily due to the increase in our fleet and the number of Vessel Calendar Days, which increased by 12.7%, partly offset by a general reduction in the average operating expense per vessel. We emphasize together with our technical managers on keeping the fleet in top technical condition in combination with cost efficient operations.
An impairment loss on vessels and an impairment loss on goodwill have been recorded for the year ended December 31, 2017 by $110.5 million and $19.0 million, respectively. No impairment charges were recorded for the year ended December 31, 2016.
General and administrative expenses increased insignificantly by $0.3 million, or 2.3%.
Depreciation expenses increased by $9.8 million, or 10.8%. The increase is primarily due to the addition of one vessel in 2017 and the full-year effect of four vessels delivered in June and July 2016.
Interest expenses increased by 83.2%. The increase is due to increased margin on the Credit Facility as a result of modification of certain financial covenants. The margin has increased by 2.50% during 2017. Per December 31, 2017 we have drawn $391.6 million as compared to $447.0 million per December 31, 2016.
The equity loss from Associate was reduced from $46.6 million in 2016 to $8.4 million in 2017. The loss in 2017 is representing our proportional share of net losses in NAO, including a distribution loss of $0.7 million related to shares distributed as dividend-in-kind. The decrease of $38.2 million is mainly attributable to the other-than-temporarily impairment of the investment in NAO in 2016 of $37.3 million.
Please see Item 5. Operating and Financial Review and Prospects H Critical Accounting Estimates for further information.
YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015

	Years Ended December 31,
All figures in USD '000	2016	2015	Variance
Voyage Revenue	357,451	445,738	(19.8%)
Voyage Expenses	(125,987)	(158,656)	(20.6%)
Vessel Operating Expenses	(80,266)	(66,589)	20.5%
General and Administrative Expenses	(12,296)	(9,790)	25.6%
Depreciation Expenses	(90,889)	(82,610)	10.0%
Settlement Received	5,328	-	N/A
Net Operating Income (Loss)	53,341	128,093	(58.4%)
Interest Income	215	114	88.6%
Interest Expenses	(11,170)	(10,855)	2.9%
Other Financial Expenses	(200)	(263)	(24.0%)
Equity (Loss) Income from Associate	(46,642)	(2,462)	1,794.5%
Net (Loss) Income	(4,456)	114,627	(103.4%)

Reconciliation of net voyage revenues to voyage revenues	Years Ended December 31,
All figures in USD '000, except TCE rate per day	2016	2015	Variance
Voyage Revenue	357,451	445,738	(19.8%)
Less Voyage expenses	(125,987)	(158,656)	(20.6%)
Net Voyage Revenue	231,464	287,082	(19.4%)
Vessel Calendar Days (1)	9,666	8,195	17.9%
Less off-hire days	418	484	(13.6%)
Total TCE days	9,248	7,711	19.9%
TCE Rate per day (2)	$25,029	$37,230	(32.8%)
Total Days – vessel operating expenses	9,666	8,195	17.9%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.
The change in Voyage revenue is due to two main factors:
i)	The number of TCE days
ii)	The change in the TCE rate achieved.
With regards to i), the decrease of 66 days in offhire days was a result of reduced planned offhire in relation to drydocking of vessels.
The increase in vessel calendar days is due to four vessels delivered in June and July of 2016, one vessel delivered in December 2016 and the full-year effect of two vessels delivered in September and October 2015.
With regards to ii), the TCE rate decreased by $12,202, or 32.8%. The indicative rates presented by Clarksons Shipping increased by 41.5% for the twelve months of 2016 and 2015, to $29,376  from $50,220, respectively. We were able to secure contracts at a time where rates were more profitable in 2016 which gave us a lower decrease in rates than the indicative rates presented by Clarksons Shipping.
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

The equity loss representing our share of increased trading losses from our investment in NAO increased to $9.3 million in 2016 from $2.5 million in 2015. The total loss in 2016 was $46.6 million including the below impairment charge of $ 37.3 million.
Also, after considering factors including, but not limited to, the fair value of NAO based on the quoted market price of the shares as compared to its carrying value based on our share of its net assets, the length of time the investment's fair value had been below carrying value and the limited near-term prospects for a recovery in the share price of NAO, we concluded that as of December 31, 2016, the investment in NAO was other-than-temporarily impaired. Accordingly, the carrying value of our investment in NAO was written-down to $16.6 million, the fair value based on the observable share price at December 31, 2016, and a non-cash impairment charge was recorded through the "Equity Loss" line in the Statement of Operations. NAO is operating in a challenging market which based on market reports may extend to late 2019. We believe our investment in NAO will become profitable as the offshore market rebalances, and we intend to keep our investment in NAO, but as we could not objectively conclude that our previous carrying value would be recovered within the next 1-3 years we recorded the write-down of $37.3 million. Please see Item 5. Operating and Financial Review and Prospects H. Critical Accounting Estimates for further information.
Inflation
Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.
B.	Liquidity and Capital Resources
We operate in a cyclical and capital intensive industry and we have historically financed our acquisitions of Suezmax tankers mainly through raising new equity. In addition, we have partly utilized our $500.0 million Credit Facility to acquire Suezmax tankers. Our net debt per vessel as of December 31, 2017 is near the current scrap value of our vessels. We define net debt as interest bearing debt less working capital and deposits paid for Newbuildings. As of December 31, 2017 and 2016 we had cash and cash equivalents of $58.4 million and $82.2 million, respectively. Our Credit Facility requires us to maintain a minimum liquidity of $25.0 million or 6% of interest bearing debt.
Equity Issuances
In October 2016, we completed an underwritten registered follow-on offering of 12,650,000 common shares at $10.00 per share. The net proceeds from the offering were approximately $119.9 million. The net proceeds of the offering were primarily used to pay for the deposits for our three Newbuildings, and for general corporate purposes.
In December 2017, we completed an underwritten registered follow-on offering of 40,000,000 common shares at $2.75 per share. The net proceeds from the offering were approximately $103.7 million. The net proceeds of the offering were used to repay $55.4 million under our Credit Facility and for general corporate purposes.

Our Borrowing Activities
Credit Facility and recapitalization
 In 2012, we entered into a $430 million revolving credit facility, which in 2015 was increased to $500 million, with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The maturity of the credit facility is December 2020. There are no repayment requirements before maturity on the Credit Facility.
In connection with the expansion of the Credit Facility, the Company incurred $4.6 million in deferred financing costs in 2015, which is amortized over the term of the loan and presented net of the outstanding loan balance.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, we are subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of value adjusted equity; (ii) a minimum value adjusted equity ratio; (iii) a minimum level of liquidity; (iv) positive working capital; (v) minimum market cap; (vi) minimum market cap to value adjusted total assets and (vii) security ratio covenant.  The security ratio and the minimum market cap to value adjusted total assets ratio are based on the fair market value of vessels as assessed by two independent shipbrokers. The Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the Credit Facility.
At the end of 2017 and 2016, we had $391.6 and $447.0 million drawn under the Credit Facility, respectively. The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears a variable interest rate.
As of December 31, 2016, we were in default with one of our debt covenants; (v) required security ratio of vessel value clause. A waiver was obtained lowering the required ratio to a level where we were in compliance. This waiver was effective until May 31, 2018. Under the terms of the waiver obtained, we were unable to draw further on the Credit Facility, our margin was increased by 2.0 % for the period of the waiver and limitations on dividend distribution until compliance with the terms of the original Credit Facility. The waiver has subsequently been modified and amended.
As of December 31, 2017 and as of the date of the issuance of this report, we are in compliance with the modified terms under the Credit Facility and the loan is not considered currently callable. On May 4, 2018, we entered into an amendment to the credit agreement for the Credit Facility modifying certain of the financial covenants until December 31, 2018, lowering the required security ratio to 135%, lowering the liquidity covenant to $15.0 million (original requirements to be reinstated upon delivery of the first Newbuilding), the minimum market capitalization ratio to $200.0 million and the minimum market capitalization to value adjusted total assets to 25% for the remaining duration of the waiver.  Under the revised terms of the credit agreement, we are unable to draw further on the Credit Facility and the margin was increased to 6.0% from January 1, 2018. We can distribute a maximum dividend of $0.03 per share or $4.3 million in the aggregate, subject to a corresponding amount being repaid under the Credit Facility. Further, until December 31, 2018, half of any proceeds received by the Company from the sale of equity, up to $75.0 million, must be used to repay the Credit Facility. We repaid $3.1 million on the Credit Facility in relation to the dividend paid out on December 5, 2017 and $52.3 million in relation to the offering in December 2017. We further repaid $ 4.3 million on March 10, 2018 in relation to the dividend paid out on March 9, 2018. Additionally, the Company undertakes to not make new investments, excluding the Newbuildings, except for investments made in connection with normal maintenance of the Vessels.
We are in the process of retiring the Credit Facility and signed on December 20, 2017 for the $375.0 million Backstop Facility. The financing facility is providing for a senior secured loan facility of up to $375.0 million to support our recapitalization. The Backstop Facility is available for drawing from July 1, 2018. Further, the facility, if utilized and not repaid, will be rolled into a term loan on January 1, 2019 with maturity on November 30, 2020. The Backstop Facility will have no amortization until December 31, 2018, upon and following which date the principal of the loan must be repaid in quarterly instalments of $10.0 million. The Backstop Facility carries an interest rate that will step-up over time and carries a maximum interest margin of 10.5% per annum. We can distribute quarterly dividends up to $0.03 per share per quarter under the Backstop Facility. The Backstop Facility contains financial covenants in relation to minimum liquidity of $30.0 million, minimum value ratio and book equity that will come into effect upon utilizing the Backstop Facility.
The Backstop Facility is part of the recapitalization program that was initiated in December 2017. The first steps in the recapitalization program encompassed the financing of the three Newbuildings to be delivered in 2018 and raising new equity of $103.7 million ($110.0 million gross). We  are evaluating different options for the final steps of the recapitalization program. We are in discussions with our lenders to either issue and sell a large secured bond or enter into a new Revolving Credit Facility of $250.0 million together with an issuance of a bond for $150.0 million. Associated fees of $13.1 million incurred in December 2017 will be amortized over the term of the associated financing arrangement. We expect these measures to be completed by the end of the second quarter of 2018. Upon securing this financing the Company is not expected to enter into the terms of the Backstop Facility as described above. In May 2018, the Board authorized management to sell two vessels. A sale will also  improve the cash balance of the Company. In addition, the Board has authorized that the Company may further adjust the size of the fleet.

We have the option to utilize the Backstop Facility with the associated terms.  We have flexibility to cover any need for liquidity, also under the scenario that the tanker market remains low for a longer period, to strengthen our liquidity through selling additional vessels or raise equity to ensure that we have sufficient working capital. In a prolonged marked downturn the Company will have to further adjust the size of its fleet selling up to ten vessels in accordance with the authorization mentioned above in order to comply with the liquidity and other covenants under the existing Credit Facility or the Backstop Facility, if utilized. Sale of a vessel requires a proportionate repayment of the Credit Facility and an equally proportionate reduction of the Backstop Facility.
On December 1, 2017, we announced our final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our Newbuildings with a subsidiary of Ocean Yield ASA. The three Newbuildings are expected to be delivered in July, August and October 2018, respectively.   Under the terms of the financing agreement, the lending provider will finance 77.5% of the purchase price for each of the three Newbuildings. Net proceeds received from Ocean Yield ASA shall be used towards prepayment of the Credit Facility, unless the Credit Facility is retired before the deliveries of the vessels. After delivery of each of the vessels, we will enter into ten-year bareboat charter agreements.  We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreement, but also have the flexibility to purchase the vessels after year five and seven.  The financing agreement contains certain financial covenants requiring us to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%; a minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.
Cash on hand was $58.4 million as of December 31, 2017.
On a regular basis, we perform cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and the compliance with financial and security ratios under our existing and future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.
We believe that our current cash and cash equivalents and cash expected to be generated from operations, together with the above measures, are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report.
Cash Flows
YEAR ENDED DECEMBER 31, 2017, COMPARED TO YEAR ENDED DECEMBER 31, 2016
Cash flows provided by operating activities decreased to $31.7 million for the year ended December 31, 2017, from $127.8 million for the year ended December 31, 2016. The change in cash flows provided by operating activities is primarily due to reduction in market rates achieved in 2017 compared to 2016.
Cash flows used in investing activities decreased to ($46.5) million for the year ended December 31, 2017, compared to ($186.8) million for the year ended December 31, 2016. The decrease of cash flows used in investing activities is primarily due the Company acquiring one vessel in 2017 compared to the four vessels acquired in 2016, offset by a $10.0 million investment in NAO in 2017.
Cash flows provided by (used in) financing activities decreased to ($19.0) million for the year ended December 31, 2017, compared to cash flow provided by (used in) financing activities of $111.3 million for the year ended December 31, 2016. The decrease is primarily due to the Company issuing common stock in 2017 with net proceeds of $103.7 million, offset by repayment of the Credit Facility by $55.4 million and dividends paid of $54.2 million, compared to proceed from issuing equity in 2016 of $120.1 million, offset by cash dividends of $125.7 million and utilization of Credit Facility by $117.0 million.
The cash on hand was $58.4 million as of December 31, 2017. We had a restricted deposit account of $10.0 million related to the deferred compensation liability for our CEO per Dec 31, 2016, where the restriction was lifted in 2017.
For further information on contractual obligations please see Item 5. Operating and Financial Review and Prospects F. Tabular Disclosure of Contractual Obligations.

YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015
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
As of December 31, 2017, we do not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
The Company's contractual obligations as of December 31, 2017, consist of our obligations as borrower under our Credit Facility, contracts on three new vessels and our deferred compensation agreement for our Chairman, President and Chief Executive Officer and our former Chief Financial Officer and Executive Vice President.
The following table sets out financial, commercial and other obligations outstanding as of December 31, 2017.
Contractual Obligations in $'000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	391,641	4,258	387,383	-	-
Interest Payments (2)	87,708	30,100	57,608	-	-
Commitment Fees (3)	7,976	2,721	5,255	-	-
Deferred Compensation Agreement (4)	14,698	-	-	1,320	13,378
Newbuilds (5)	116,970	116,970	-	-	-
Total	618,994	154,049	450,247	1,320	13,378

Notes:
(1)          Refers to obligation to repay indebtedness outstanding as of December 31, 2017.
(2)          Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2017. Estimate based on applicable interest rate and drawn amount as of December 31, 2017.
(3)          Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2017. Estimate based on applicable commitment fee and drawn amount as of December 31, 2017.
(4)          Refers to estimated deferred compensation agreements payable to the Company's CEO and former CFO as of December 31, 2017.
(5)          Refers to obligation to pay for three newbuilding contracts for vessels to be delivered in 2018.

We have further entered into a financing arrangement for the three newbuildings to be delivered in the latter part of 2018. Upon delivery of each of the vessels, we will simultaneously sell the vessels and enter into ten-year bareboat charter agreements. We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreement, but also have the flexibility to purchase the vessels after five or seven years.

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
Voyage revenues and voyage expenses are recognized ratably over the estimated length of each voyage from discharge to discharge and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs when incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its prior cargo and is sailing to the anticipated load port on its next voyage.
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
We are adopting ASC 606 Revenue from Contracts with Customers with effect from January 1, 2018. The change in the revenue guidance will affect the timing of recognition of revenue from spot charters, as we change recognition of revenue from a discharge-to-discharge basis to a load-to-discharge basis. Please see Note 2 to our financial statements for further information.
Vessel Impairment
The carrying values of the Company's vessels may not represent their fair value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessel. Under this approach no impairment on vessels for the years ended December 31, 2016 or 2015 was identified.  The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.
In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel.

The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating revenues are determined by considering an estimated daily time charter equivalent for the remaining operating days over the useful life of the vessel. The daily time charter equivalent rates are converted to annual forecasted revenues by multiplying the daily rate by the number of days in the year less days for expected off-hire and dry-docking. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree.
The estimated daily time charter equivalents applied are based on an average of several broker estimates for the first two years of the analysis. For the remaining period from year 3 and to the end of the useful life of each vessel, we have applied a daily time charter equivalent equaling the fifteen year historical average spot market rate for similar vessels. The broker estimates applied in year one and two are considered a more precise forecast as it captures the shorter-term expected market development of our business. The broker estimates are normally not available for a period exceeding two years. For year 3 and beyond, we believe that the 15 year historical average is a reasonable proxy for our expected cash flows as this average is most likely to encompass the charter rate cycles that our vessels will experience.
The 15 year historical Suezmax Earnings Trend is obtained from Clarksons. We have compared our own achieved rates over the preceding 13 years to rates obtained from Clarksons for the same time period, and we have made an adjustment to the 15 year historical Suezmax Earnings Trend from Clarksons for the differences between our own historical performance and the dayrates reported by Clarksons.
When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated scrap value of the vessel at the end of its useful life. The operating expenses applied are based on the 2018 forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have applied a compounded growth factor to the operating expenses, which is calculated based on the average increase in our operating expenses over the last thirteen years. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The scrap value applied is assessed to be $8.0 million per vessel based on market price of scrap per ton multiplied by lightweight tonnage of the vessel, less estimated cost associated with scrapping the vessel. All vessels are maintained for and assumed to have a useful life of 25 years.
We have performed a probability-weighted approach as part of our vessel impairment assessment, where we have assessed different scenarios for the vessels. Further, we have performed cash flow forecasts for the following twelve months as required under ASC 205-40 Going Concern and we have performed these analyses for different market scenarios. These forecasts are prepared under the assumption of utilizing the Backstop facility that is the financing arrangement we currently have available under the recapitalization program. Under this assumption, with possible prolonged weak tanker market rates, we applied the probability-weighted approach and identified that we have to sell up to ten vessels to comply with the covenant requirements under the Backstop Facility. As a result, we have as of December 31, 2017 recorded an impairment loss of $110.5 million related to our ten pre-2000 built vessels and written these vessels down to their estimated fair values, as estimated by brokers. Assumed recapitalization transactions outside of the Backstop facility are not taken into consideration when assessing the probability of selling vessels in the probability-weighted approach.
For the vessels in our fleet that are not subject to impairment we have in the table below indicated the following: (1) freight rates applied in our vessel impairment assessment; (2) the break-even rate, if applied from year 1 to the end of the useful life for each vessel, indicates the rate at which undiscounted cash flow do not exceed  the book value for the first vessel in our fleet and (3) achieved rates, which represents the five and ten year average freight rates achieved by the Company.
	Rates used (1)			Break even rate (2)	Achieved Rates (3)
($ per day)	First year	Second year	Thereafter	2017	2013 -2017	2008-2017
NAT fleet	16,238	23,555	29,843	22,198	22,534	24,257
If the five or ten year average historical rates described under "Achieved Rates" had been used in the cash flow forecast instead of the rates used from year three and onwards, carrying value would exceed the total undiscounted cash flows for one and none of our vessels, respectively. The one vessel being impaired under this assumption would have resulted in the Company recording an estimated impairment loss of $25.5 million.

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past five years, the market values of vessels have experienced particular volatility, with substantial declines for many vessel classes. According to Clarksons Ltd. 135 Suezmax tankers were sold and bought in total between 2013 and 2017, however such transactions may not be vessels as well maintained as the vessels in our fleet. We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.
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
Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind, and are held for use. Most oil companies require CAP 2 notation or better. All relevant vessels in our fleet have CAP1 notation for Hull, as well as Machinery & Cargo. CAP is an abbreviation for Condition Assessment Program. The quality of the NAT fleet is at the top as evidenced by our vetting statistics, that is, inspections of our ships by clients. In such vetting processes safety for our crew, the environment and our assets are main considerations.
Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. In Management's view the valuation of the Company on the NYSE should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a large and homogenous fleet allowing us to offer our transportation services to our clients across the globe.
Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ (millions) Dec 31, 2017	Carrying Value $ (millions) Dec 31, 2016
Nordic Harrier	1997	151,459	1997	9.5	18.1
Nordic Hawk	1997	151,475	1997	9.5	20.9
Nordic Hunter	1997	151,401	1997	9.5	19.8
Nordic Voyager	1997	149,591	2004	9.5	16.8
Nordic Freedom*	2005	159,331	2005	42.5	46.1
Nordic Fighter	1998	153,328	2005	10.0	27.8
Nordic Discovery	1998	153,328	2005	10.0	30.2
Nordic Saturn	1998	157,331	2005	10.0	30.1
Nordic Jupiter	1998	157,411	2006	10.0	30.7
Nordic Apollo*	2003	159,998	2006	42.3	46.4
Nordic Moon*	2002	160,305	2006	41.3	44.2
Nordic Cosmos*	2003	159,999	2006	43.7	46.6
Nordic Sprite	1999	147,188	2009	11.0	30.2
Nordic Grace*	2002	149,921	2009	33.1	35.2
Nordic Mistral*	2002	164,236	2009	32.4	33.4
Nordic Passat*	2002	164,274	2010	35.4	34.2
Nordic Vega*	2010	163,940	2010	67.0	70.8
Nordic Breeze*	2011	158,597	2011	52.2	55.0
Nordic Aurora	1999	147,262	2011	11.0	17.5
Nordic Zenith*	2011	158,645	2011	52.6	55.4
Nordic Sprinter*	2005	159,089	2014	30.3	32.7
Nordic Skier*	2005	159,089	2014	30.5	32.9
Nordic Light*	2010	158,475	2015	53.8	57.1
Nordic Cross*	2010	158,475	2015	54.0	57.3
Nordic Luna*	2004	150,037	2016	26.6	28.8
Nordic Castor*	2004	150,249	2016	26.5	28.8
Nordic Sirius*	2000	150,183	2016	16.2	18.1
Nordic Pollux*	2003	150,103	2016	25.3	25.9
Nordic Star*	2016	159,000	2016	62.8	65.4
Nordic Space*	2017	159,000	2017	64.8	-

* The carrying value of our vessels as of December 31, 2017 is $935.8 million. We have obtained broker estimates from two independent shipbrokers indicating a fair value of our fleet on a charter free basis to be $623.0 million, based on an average of the two estimates including the inherent uncertainty in such estimates. Each vessel marked with an asterix has a fair value that is lower than the carrying value. The total carrying value based on the above is consequently exceeding the fair value of the vessels by approximately $312.8 million as of December 31, 2017. Except for the ten impaired vessels described above, we have in our vessel impairment analysis estimated future undiscounted cash flows generated by the vessels over their estimated useful life that exceed their carrying values as of December 31, 2017.

Goodwill and impairment of goodwill
We allocate the cost of acquired companies to the fair value of identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. At least annually, we assess whether goodwill is impaired based on qualitative factors or we apply the unconditional option to bypass the qualitative factors and go directly to step one. If assessing qualitative factors and those indicate that it is more likely than not that impairment of goodwill has occurred, we will proceed to step one of the process to assess goodwill for potential impairment. Under step one, we assess whether impairment exists by comparing the fair value of the relevant reporting unit to its carrying value, including goodwill.
We use an income valuation approach to estimate the fair value of our goodwill. NAT's market capitalization was lower than the book value of its equity as of December 31, 2017 and we determined that we would perform a step one assessment as of December 31, 2017.
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
The goodwill in our consolidated financial statements originates from the acquisition of Scandic American Shipping Ltd, which handles the daily the administrative, commercial and operational activities for our Company and the vessels. As of December 31, 2017 and December 31, 2016, we had one reporting unit, which encompasses the entire company, with goodwill attributable to it. The determined fair value exceeded the carrying value by 36.4% as of December 31, 2016.
The most important assumptions and estimates applied by us in the goodwill impairment assessment includes estimated future cash flows from our vessel operations, which is mainly driven by estimated daily time charter equivalents (TCE), operating expenses and the discount rate. The estimated future cash flows for revenues and operating expenses applied in the goodwill impairment model are aligned with the cash flows applied in the vessel impairment model and we refer to the section above for further details.
The goodwill impairment model is further based on an assumption that the fleet size is maintained throughout the lifetime of the analysis through replacement of retired vessels. The model includes a discrete time period of 28 years leading up to the terminal value. No growth factor is applied to the terminal value.
As a result of the impairment loss related to the ten pre-2000 built vessels discussed under the section entitled "Vessel Impairment", we have assessed and concluded that this possible reduction of our fleet does not support the assumption that the fleet size is maintained throughout the lifetime of the analysis through replacement of retired vessels. The assumed reduction in the fleet has resulted in the fair value of the reporting unit to fall below the carrying value of the fleet implying a negative value of the goodwill. As a result we have recorded an impairment loss  whereby the value of the goodwill of $19.0 million is written down. As of December 31, 2017, the carrying value of goodwill is zero after the impairment loss is recognized.
Vessels
The useful lives of our vessels are principally dependent on the technical condition of our vessels. Vessels are stated at their historical cost and the estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Certain subsequent expenditures for major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel and depreciated over the remaining useful life of the vessel.
Depreciation is calculated based on cost less estimated residual value using the straight-line method. The residual value is estimated by management and reviewed annually, where the market price of scrap per ton is considered when evaluating this.

Drydocking
The Company's vessels are required to be drydocked approximately every 30 to 60 months. Vessels exceeding 15 years are subject to periodical maintenance surveys every 30 months, whereas vessels under 15 years of age are subject to survey intervals every 60 months. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Drydocking costs include a variety of costs incurred while vessels are placed within drydock, including direct expenses incurred related to the in preparation for docking and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.  Consistent with prior periods, the Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.
If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures accordingly.
Investment in Nordic American Offshore
NAT's equity method investment of NAO , had operating losses in 2017 and 2016. NAO operates in the offshore market that has been heavily impacted by the downturn in the activity level in the industry. As per December 31, 2017 and 2016 we owned 9,993,535 and 6,018,280 shares, representing 16.1 % and 29.1 % of the shares outstanding, respectively.
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
The share price fell significantly through the period of 2015 to 2016, which the Company considered as an indicator of "other-than-temporary" decline in value. After due consideration, we concluded that as of December 31, 2016, the investment in NAO was other-than-temporarily impaired. The investment was therefore written down to $16.6 million, the fair value based on the observable market price for the shares at December 31, 2016, and a non-cash impairment charge recorded in the Statement of Operations.  We believe our investment in NAO will become profitable as the offshore market rebalances, and we intend to keep our investment in NAO, but as we could not objectively conclude that the share-price would increase such that our previous carrying value would be recovered within the next 1-3 years we recorded an impairment charge of $37.3 million.
In March 2017, we purchased 8,000,000 of NAO's common shares at $1.25 per share in NAO's underwritten public follow-on offering of common shares.
On August 31, 2017, we paid a dividend, which included a cash dividend of $0.10 per share and a distribution of an aggregate of 4,024,745 common shares of NAO, which were owned by the Company. Each of our shareholders that held 250 or more of our common shares received one NAO common share per 24.4 NAT common shares, which we recognized at a cash value of $0.05 per share. Fractional shares were compensated by a cash dividend based on the closing price of NAO shares on the NYSE on July 20, 2017, which was $1.22. Each of our shareholders that held 249 or fewer shares received an additional cash dividend of $0.05 per common share. In connection to the above distribution of NAO shares, we recorded a loss of $0.7 million. Following this distribution, we own 16.1% of the outstanding common shares of NAO.

We have subsequently made an assessment that we are able to exercise significant influence over NAO. Accordingly, we have continued to account for the investment in NAO under the equity method.
As of December 31, 2017 the carrying value of the investment in NAO approximated the fair value of the investment, based on the observable share price of the NAO stock on NYSE stock exchange. Consequently, we have not recorded any impairment charge related to this investment as of this date.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Set forth below are the names and positions of our directors of the Company and senior management of the Company. The directors of the Company are elected annually, and each elected director holds office until a successor is elected. Officers are elected from time to time by vote of the Board and holds office until a successor is elected.
The Company
Name	Age	Position
Herbjørn Hansson	70	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	63	Vice Chairman, Director and Audit Committee Chairman
Jan Erik Langangen	67	Director
Richard H. K. Vietor	72	Director
Jim Kelly	64	Director and Audit Committee Member
Bjørn Giaever	50	Chief Financial Officer

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
Bjørn Giaever joined the Company as Chief Financial Officer and Secretary on October 16, 2017. Mr. Giaever has over 20 years of experience in the shipping & offshore industry, holding key roles in corporate finance and equity research. He joined the Company from Fearnley Securities AS, where he served as partner and director in the Corporate Finance division. From 2006 to 2010, Mr. Giaever served as a senior corporate advisor in the John Fredriksen group in London. In addition, Mr. Giaever has been a top rated Shipping Analyst at DNB Markets and partner at Inge Steensland AS, specializing in gas and maritime matters. Mr. Giaever holds a BSc in business and economics.
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
Between 2012 and 2014, we repurchased at par value 23,000 common shares, and 10,000 shares at fair value. The aggregate of 33,000 common shares were distributed to certain of our employees in 2014.
In 2015, 193,000 shares under the 2011 Equity Incentive Plan were distributed to employees.
In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan.  The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. All 137,665 restricted shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 employees in 2016.
In 2017 we granted 4,500 common shares to employees. In 2017 and 2016, employees forfeited 8,500 and 13,500, respectively, upon their resignations. The Company holds 22,000 treasury shares  as of December 31, 2017.
As of December 31, 2017, a total number of 138,665 restricted common shares have been allocated among 26 employees.
A copy of the Amended and Restated 2011 Equity Incentive Plan is filed as Exhibit 4.14 to our 2015 Annual Report on Form 20-F filed with the Commission on March 23, 2016.

Compensation of Directors
The five directors received, in the aggregate, $320,000 in cash fees for their services as directors for the year ended December 31, 2017. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2017. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $18,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.
Executive Pension Plan
Our Chairman, President and Chief Executive Officer has an individual deferred compensation agreement. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 7 to the audited financial statements for further information about the agreement including information related to the deferred compensation agreement for our former Chief Financial Officer who resigned from the Company during 2017. Our current Chief Financial Officer, joining the Company in October 2017, has a regular contribution pension plan in line with the Company's policy for employees.
Employment Agreements
As of December 31, 2017 we have employment agreement with Herbjørn Hansson, our Chairman, President & Chief Executive Officer. Mr. Hansson does not receive any additional compensation for his services as a director or Chairman of the Board.
C.	Board Practices
The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2017.  Our Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr. Kelly.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee received during 2017, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.
Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies, for more information, please see Item 16G Corporate Governance.
There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
D.	Employees
As of December 31, 2017, the Company had a total of 21 full time employees.
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
Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Morgan Stanley (2)	7,132,477	5.00%
	High Seas AS (Hansson family)	3,858,409	2.72%
	Jim Kelly		*
	Richard Vietor		*
	Andreas Ove Ugland		*
	Jan Erik Langangen		*
	Bjørn Giæver		*

(1) Based on 141,969,666 common shares outstanding as of the date of this annual report.
(2) Based on information contained in a Schedule 13G that was filed with the SEC on January 12, 2018.
* Less than 1% of our common outstanding shares.
As of May 8, 2018, we had 697 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company's nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 141,969,666 Common Shares outstanding as of the date of this annual report.
B.	Related Party Transactions
Board Members and Employees:
Mr. Jan Erik Langangen, a member of our Board of Directors and an advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to us. We recognized $0.1 million in costs for the year ended December 31, 2017, $0.3 million in costs for the year ended December 31, 2016 and $0.1 million during each of the years ended December 31, 2015, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statements of Operations contained herein. No amounts were due to the related party as of December 31, 2017, 2016 or 2015.
In 2014, we entered into an agreement with an immediate family member of our Chairman for the use of an asset for corporate and marketing activities. We paid a fixed annual fee and fees associated with actual use. This agreement was terminated in the first quarter of, 2017. The cost of this arrangement for the year ended December 31, 2016 and 2015, respectively, was $0.1 million per year, which are included in General and Administrative costs. No amounts were due to the related party as of December 31, 2017, 2016 or 2015.
On January 8, 2016, a total number of 137,665 common shares, reserved for issuance under the Amended and Restated 2011 Equity Incentive Plan and that are subject to trade restrictions, were allocated to 30 persons employed in our management and to members of the Board of Directors. The holders of the shares are entitled to voting rights as well as to receive dividends paid during the period of trade restrictions. Subsequently, 10,000 shares have vested and 20,000 shares have forfeited from this allocation. We granted 4,500 common shares to employees in 2017 and as of December 31, 2017, a total of 138,665 common shares are outstanding under the Amended and Restated 2011 Equity Incentive Plan among 26 employees.
On September 30, 2016, we issued 12,650,000 common shares at $10.00 per share in an underwritten registered follow-on offering. At our request, the underwriters reserved for sale an aggregate of 534,000 common shares to all of the members of the Company's board of directors, certain members of the Company's management, and all of the Company's advisors at the public offering price. The 534,000 common shares include approximately 100,000 common shares which were purchased by the Company's Chairman and Chief Executive Officer and 400,000 common shares which were purchased by the Company's Vice Chairman.
On December 13, 2017, we issued 40,000,000 common shares at $2.75 per share in an underwritten registered follow-on offering. At our request, the underwriters reserved for sale an aggregate of 449,817 common shares to all of the members of the Company's board of directors, management, and advisors at the public offering price.

During 2017 and up to the date of this annual report, our Chairman and Chief Executive Officer purchased approximately 870,000 of our common shares. This includes the 363,636 shares purchased in the offering completed on December 13, 2017, discussed above.
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
In December 2013, we entered into a management agreement with NAO for the provision of administrative services.  For services under the management agreement, NAT received a management fee of $100,000 for 2017, $100,000 for 2016 and $200,000 for 2015, and is reimbursed for cost incurred in connection with its services.  We also receive reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by NAT, which is attributable to NAO.  For the year ended December 31, 2017, 2016 and 2015, the Company recognized an aggregate of $2.3 million, $2.2 million and $2.1 million, respectively, for such costs incurred which was included in General and Administrative Expenses.
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
On August 31, 2017, we paid a dividend, which included a cash dividend of $0.10 per share and a distribution of an aggregate of 4,024,745 common shares of NAO, which were owned by the Company. Each of our shareholders that held 250 or more of our common shares received one NAO common share per 24.4 NAT common shares, which we recognized at a cash value of $0.05 per share. Fractional shares were compensated by a cash dividend based on the closing price of NAO shares on the NYSE on July 20, 2017, which was $1.22. Each of our shareholders that held 249 or fewer shares received an additional cash dividend of $0.05 per common share. In connection to the above distribution of NAO shares, we recorded a loss of $0.7 million. Following this distribution, we own 16.1% of the outstanding common shares of NAO.
As of the date of this annual report, we own 16.1% of NAO's outstanding common shares and our investment in NAO is accounted for using the equity method of accounting. As of the date if issue of this annual report our Chairman, President and CEO with immediate family owns 13.2% of NAO's outstanding common shares. As noted under Item 5. Operating and Financial Review and Prospects: H Critical Accounting Estimates, after due consideration, we recorded an other-than-temporary impairment charge of $37.3 million, and wrote the investment down to its fair value of $16.6 million, based on the observable market price of the shares at December 31, 2016. No impairment charge has been recorded in 2017.

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
In 2016, the arbitration proceeding with Gulf Navigation Holding PJSC was settled. In addition to the amount received, we made a reversal of related accruals, which had a positive impact on our net income (loss) of approximately $5.3 million in total in 2016.
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
Total dividends distributed in 2017 totaled $59.1 million or $0.58 per share. The quarterly dividend payments per share over the last 5 years have been as follows:
Period	2017		2016	2015	2014		2013
1st Quarter	$0.20		$0.43	$0.22	$0.12		$0.16
2nd Quarter	0.20		0.43	0.38	0.23		0.16
3rd Quarter	0.15	**	0.25	0.40	0.28	*	0.16
4th Quarter	0.03		0.26	0.38	0.14		0.16
Total	$0.58		$1.37	$1.38	$0.77		$0.64

* Includes $0.16 per share distributed as dividend-in-kind.
** Includes $0.05 per share distributed as dividend-in-kind.
The Company declared a dividend of $0.03 per share in respect of the fourth quarter of 2017, which was paid to shareholders on March 9, 2018.
On April 27, 2018, the Company declared a cash dividend of $0.01 per share in respect of the results for the first quarter of 2018, which we expect to pay on or around June 9, 2018.
B.	Significant Changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING
Not applicable except for Item 9.A.4. and Item 9.C.
Share History and Markets
Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol "NAT."
The following table sets forth the high and low market prices for shares of our common stock as reported by the NYSE:
	NYSE	NYSE
For the year ended:	HIGH	LOW
2013	$11.51	$7.01
2014	$12.27	$7.13
2015	$17.13	$9.34
2016	$15.87	$7.60
2017	$9.29	$2.46

	NYSE	NYSE
For the quarter ended:	HIGH	LOW
March 31, 2016	$15.02	$10.89
June 30, 2016	$15.87	$13.31
September 30, 2016	$14.10	$9.86
December 31, 2016	$9.94	$7.60
March 31, 2017	$9.29	$7.66
June 30, 2017	$8.56	$5.61
September 30, 2017	$6.53	$4.53
December 31, 2017	$5.76	$2.46
March 31, 2018	$2.64	$1.88

The high and low market prices for our common shares by month since October 2017 have been as follows:
	NYSE	NYSE
For the month:	HIGH	LOW
November 2017	$4.37	$3.99
December 2017	$3.99	$2.46
January 2018	$2.64	$2.31
February 2018	$2.38	$1.97
March 2018	$2.28	$1.88
April 2018	$2.18	$1.87
May 2018*	$2.09	$1.88

* Through and including May 11, 2018.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association

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
Shareholder Rights Agreement
On June 16, 2017, our Board declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement dated as of June 16, 2017, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent.
The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of the Board. If a shareholder's beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder's then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is an exhibit to the Form 8-A filed by us on June 16, 2017 and incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced only by certificates that represent our common shares. New Rights will accompany any new common shares of the Company issues after June 26, 2017 until the Distribution Date described below.
Exercise Price. Each Right allows its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (a "Preferred Share") for $30.00 (the "Exercise Price"), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common shares.
Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are exempt from such imputed beneficial ownership.

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
The date when the Rights become exercisable is the "Distribution Date." Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.
Preferred Share Provisions
Each one one-thousandth of a Preferred Share, if issued, will, among other things:
•	not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.
The value of one one-thousandth interest in a Preferred Share should approximate the value of one common share.
Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In. If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or were, under certain circumstances specified in the Rights Agreement, beneficially owned by an Acquiring Person or certain of its transferees will be null and void.
•
Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.
•
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption . The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common share.
Expiration. The Rights expire on the earliest of (i) June 16, 2027; or (ii) the redemption or exchange of the Rights as described above.
Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or our common shares. No adjustments to the Exercise Price of less than 1% will be made.
Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.
Dividend Reinvestment and Direct Stock Purchase Plan
On November 6, 2013, a registration statement on Form F-3 was declared effective by the SEC relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 common shares to allow existing shareholders to purchase additional common shares by reinvesting all or a portion of the dividends paid on their common shares and by making optional cash investments and new investors to enter into the plan by making an initial investment. As at December 31, 2017, no shares were issued pursuant to the plan.
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

In October 2016, we entered into final contracts with Samsung for the construction of three Suezmax tankers with a carrying capacity of 157,000 dwt each. The three contracted newbuildings were acquired for a purchase price of approximately $56.0 million per vessel and are expected to be delivered to us during the second half of 2018.
On December 1, 2017, we announced our final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our Newbuildings with a subsidiary of Ocean Yield ASA. The three newbuildings are expected to be delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender will finance 77.5% of the purchase price for each of the three newbuildings. Net proceeds received from Ocean Yield ASA shall be used towards prepayment of the Credit Facility, unless the Credit Facility is retired before the deliveries of the vessels. After delivery of each of the vessels, we will enter into ten-year bareboat charter agreements. We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreement, but also have the flexibility to purchase the vessels after year five and seven. The financing agreement contains certain financial covenants requiring us to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%; minimum liquidity of $20.0 million; and minimum value clause.
On December 20, 2017 we signed an agreement for a financing facility, or the Backstop Facility, for $375.0 million. The financing facility is providing for a senior secured loan facility of up to $375.0 million to support the recapitalization of the Company. The Backstop Facility is available for drawing from July 1, 2018. Further, the facility, if utilized and not repaid, will be rolled into a term loan on January 1, 2019 with maturity on November 30, 2020. The Backstop Facility will have no amortization until December 31, 2018, upon and following which date the principal of the loan must be repaid in quarterly instalments of $10.0 million. The Backstop Facility carries an interest rate that will step-up over time and carries a maximum interest margin of 10.5% per annum. We can distribute quarterly dividends up to $0.03 per share per quarter under the Backstop Facility. The Backstop Facility contains financial covenants in relation to minimum liquidity of $30.0 million, minimum value and book equity.
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
We believe that we satisfied the Publicly-Traded Test for our 2017 taxable year since, on more than half the days the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.
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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2017 taxable year.  Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2017 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.
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
Net Basis and Branch Profits Tax Regime
To the extent that the benefits of the exemption under section 883 of the Code are unavailable and our United States-Source Shipping Income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States-Source Shipping Income, net of applicable deductions, would be subject to the United States federal income tax imposed at corporate rates of up to 35% with respect to the 2017 taxable year and 21% for future taxable years. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the United States trade or business.
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

Distributions
Subject to the discussion below of passive foreign investment companies, or PFICs, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income," as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of United States Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
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
For purposes of calculating our ordinary earnings, the cost of each vessel is depreciated on a straight-line basis over the applicable recovery period for vessels. Any gain on the sale of a vessel would be treated as ordinary income, rather than capital gain, to the extent of such depreciation deductions with respect to such vessel.
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
A 100 basis point increase in LIBOR would have resulted in an increase of approximately $4.4 million in our interest expense for the year ended December 31, 2017.
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
We estimate that during 2017, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $10.0 million.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures.
Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2017. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this assessment, the Company determined that our disclosure controls and procedures were not effective as a result of the material weakness that existed as of December 31, 2017, described below.

B.          Management's annual report on internal control over financial reporting.
Our internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements for external purposes in accordance with generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that:
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. All internal control systems, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system will be met. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Additionally, any projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.
Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2017, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has concluded that our internal control over financial reporting was not effective as of December 31, 2017, because the following material weakness existed as of December 31, 2017:
The Company did not design and maintain effective internal controls to ensure the proper application of ASC 205-40, Going Concern, related to the identification, evaluation and presentation of matters relevant to the Company's ability to continue as a going concern as of December 31, 2017. ASC 205-40, Going Concern, requires that management evaluate whether there are conditions and events, considered in aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are to be issued. The Company determined that the timeliness and comprehensiveness of the performance of its controls was not effective as of December 31, 2017, to ensure that those factors were properly identified, that the appropriate actions were in place, and that any such factors were correctly disclosed in the consolidated financial statements. The resultant deficiencies were identified and corrected by management before issuing the consolidated financial statements for the year ended December 31, 2017. As a result of these actions, the Company recorded a vessel impairment loss of $110.5 million and a goodwill impairment loss of $19.0 million for the year ended December 31, 2017.
C.	Attestation report of the registered public accounting firm.
The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein.
D.	Remediation of Material Weakness.
As discussed in greater detail in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2016, we initially identified and disclosed a material weakness in our internal controls designed to ensure the proper application of ASC 205-40, Going Concern (described as ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2016, which was codified in ASC 205-40 upon its effective date). Specifically, we did not have adequate controls to ensure that all those factors that might indicate substantial doubt about an entity's ability to continue for at least the twelve-month period from the date of approval of its annual report were appropriately identified, addressed, and disclosed in the consolidated financial statements

We have made progress in executing the remediation plan as described in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2016 during 2017. We implemented the following measures in 2017:
•	designed and implemented additional monitoring controls and enhanced and revised the design of existing review controls; and
•	enhanced the formality and rigor of the going concern assessment through revising and formalizing the going concern analysis process and enhancing the robustness of review models.
We believe that the remedial actions taken have improved our internal control over financial reporting related to the material weakness. However, we identified that the operation of our controls over the going concern analysis process were ineffective as they were not sufficiently timely and robust. Due to this remaining deficiency, management concluded that there was a material weakness in our controls to assess the Company's ability to continue as a going concern in accordance with ASC 205-40, Going Concern.
Subsequent to December 31, 2017, we continue to take measures to remediate the underlying causes of the control deficiencies that gave rise to the material weakness, including:
•
enhancing the procedures related to the review of the sensitivity of the going concern analysis and assessment of how changes in our key assumptions applied in the going concern assessment could result in our asset values becoming impaired.

We are committed to maintaining an effective internal control environment and believe these measures will remediate the material weakness identified. While we have completed  these measures as of the date of this report, we have not completed and tested all of the planned corrective processes, enhancements, procedures and related evaluation that we believe are necessary to determine whether the material weakness has been fully remediated. We believe the corrective actions and controls need to be in operation for a sufficient period of time for management to conclude that the control environment is operating effectively and has been adequately tested through audit procedures. Therefore, the material weakness has not been fully remediated as of the date of this report. As we continue to evaluate and work to remediate the control deficiencies that gave rise to the material weakness, we may determine that additional measures or time are required to address the control deficiencies or that we need to modify or otherwise adjust the remediation measures described above. We will continue to assess the effectiveness of our remediation efforts in connection with our evaluation of our ICFR.
E.	Changes in internal control over financial reporting.
There have been no other changes in internal controls over financial reporting that occurred during the year covered by this Annual Report, other than those described above, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Mr. Ugland, who serves as Chairman of the Audit Committee, qualifies as an "audit committee financial expert" under SEC rules, and that Mr. Ugland is "independent" under applicable NYSE rules and SEC standards.
ITEM 16B.	CODE OF ETHICS
The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2017, no such amendment was made or waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
A.	Audit Fees
Our Board of Directors has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, for the fiscal years ended December 31, 2017 and 2016, respectively, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2017 and 2016. The figures listed below include fees associated with the underwritten public offerings completed during June 2016 and December 2017.
FISCAL YEAR ENDED DECEMBER 31, 2017	$1,048,022
FISCAL YEAR ENDED DECEMBER 31, 2016	$810,434

B.	Audit-Related Fees
FISCAL YEAR ENDED DECEMBER 31, 2017	$0
FISCAL YEAR ENDED DECEMBER 31, 2016	$0

C.	Tax Fees
Not applicable.
D.	All Other Fees
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-1 to F-26 filed as part of this annual report.
ITEM 19.	EXHIBITS
1.1	Memorandum of Association of the Company incorporated by reference to Exhibit 1.1 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

1.2	By-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on January 18, 2012.

2.1	Form of Share Certificate incorporated by reference to Exhibit 2.1 to the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

2.2
Shareholder Rights Agreement dated as of June 16, 2017 by and between the Company and Computershare Trust Company, N.A., as rights agent incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on June 16, 2017.

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

4.3
Amendment to Restated Management Agreement dated October 12, 2004, between Scandic American Shipping Ltd. and Nordic American Tanker Shipping Limited, incorporated by reference to Exhibit 99 to Form 6-K filed with the Securities and Exchange Commission on October 29, 2004.

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

8.1	Subsidiaries of Nordic American Tankers Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.

15.2	Consent of Independent Registered Public Accounting Firm -- KPMG AS (Financial Statements of Nordic American Offshore Ltd.)

15.3	Consent of Fearnleys

15.4	Consolidated Financial Statements of Nordic American Offshore Ltd.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	May 15, 2018
Name: Herbjørn Hansson
Title: Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
 Nordic American Tankers Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 15, 2018 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AS

We have served as the Company's auditor since 2015.

Oslo, Norway
 May 15, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
 Nordic American Tankers Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Nordic American Tankers Limited and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated May 15, 2018 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the effectiveness of controls to ensure the proper application of Accounting Standards Codification ("ASC") 205-40, Going Concern, related to the identification, evaluation and presentation of matters relevant to the Company's ability to continue as a going concern has been identified and included in management's assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

Disclaimer on Additional Information in Management's Report

We do not express an opinion or any other form of assurance on management's statements, included in the accompanying Management's annual report on internal control over financial reporting, referring to corrective actions taken after December 31, 2017, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG AS

Oslo, Norway
 May 15, 2018

Nordic American Tankers Limited Consolidated Statements of Operations for the Years Ended December 31, 2017, 2016 and 2015 All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2017	2016	2015
Voyage Revenues	297,141	357,451	445,738
Voyage Expenses	(142,465)	(125,987)	(158,656)
Vessel Operating Expenses	(87,663)	(80,266)	(66,589)
Impairment Loss on Vessels	(110,480)	-	-
Impairment Loss on Goodwill	(18,979)	-	-
General and Administrative Expenses	(12,575)	(12,296)	(9,790)
Depreciation Expense	(100,669)	(90,889)	(82,610)
Received Settlement	-	5,328	-
Net Operating (Loss) Income	(175,690)	53,341	128,093
Interest Income	347	215	114
Interest Expenses	(20,464)	(11,170)	(10,855)
Other Financial Expenses	(644)	(98)	(167)
Total Other Expenses	(20,761)	(11,053)	(10,908)
Net (Loss) Income Before Income Taxes and Equity (Loss)	(196,451)	42,288	117,185
Income Tax Expense	(83)	(102)	(96)
Equity (Loss) from Associate	(8,435)	(46,642)	(2,462)
Net Income (Loss)	(204,969)	(4,456)	114,627

Basic and Diluted (Loss) Earnings per Share	(1.97)	(0.05)	1.29
Basic and Diluted Average Number of Common Shares Outstanding	103,832,680	92,531,001	89,182,001
Cash Dividends per Share	0.53	1.37	1.38

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited Consolidated Statements of Comprehensive (Loss) Income for The Years Ended December 31, 2017, 2016 and 2015 All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2017	2016	2015
Net (Loss) Income	(204,969)	(4,456)	114,627
Other Comprehensive Loss Current Period
Translation Differences	110	29	(326)
Unrealized (Loss) Gain on Defined benefit plan	(260)	(94)	192
Other Comprehensive Loss	(150)	(65)	(134)
Total Comprehensive (Loss) Income	(205,119)	(4,521)	114,493

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Balance Sheets as of December 31, 2017 and 2016
All figures in USD '000, except share and per share amount

	As of December 31,
Assets	2017	2016
Current Assets
Cash and Cash Equivalents	58,359	82,170
Accounts Receivable, Net	21,699	17,487
Accounts Receivable, Related Party	775	583
Prepaid Expenses	3,376	4,480
Inventory	23,086	20,886
Voyages in Progress	15,308	35,610
Other Current Assets	4,384	2,493
Total Current Assets	126,987	163,709
Non-Current Assets
Vessels, Net	935,813	1,058,049
Deposits for Vessels under Construction	50,130	82,130
Goodwill	-	18,979
Investment in Nordic American Offshore Ltd	12,164	16,550
Other Non-Current Assets	15,969	10,487
Total Non-Current Assets	1,014,076	1,186,195
Total Assets	1,141,063	1,349,904

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	3,218	4,294
Accrued Voyage Expenses	10,873	9,583
Accrued Liabilities	11,239	7,648
Total Current Liabilities	25,330	21,525

Long-Term Debt	388,855	442,820
Deferred Compensation Liability	15,814	14,510
Total Non-Current Liabilities	404,669	457,330

Commitment and Contingencies	-	-

Shareholders' Equity
Common Stock, Par Value $0.01 per Share 180,000,000 authorized 141,969,666 issued and outstanding at December 31, 2017 and 101,969,666 issued and outstanding at December 31, 2016.	1,420	1,020
Additional Paid-In Capital	123,439	235,050
Contributed Surplus	796,817	640,472
Accumulated Other Comprehensive Loss	(1,187)	(1,037)
Accumulated Deficit	(209,425)	(4,456)
Total Shareholders' Equity	711,064	871,049
Total Liabilities and Shareholders' Equity	1,141,063	1,349,904

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2017, 2016 and 2015
All figures in USD '000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
Balance at January 1, 2015	89,182,001	-	892	114,291	787,732	(838)	(13,166)	888,911
Accumulated coverage of loss as of December 31, 2014	-	-	-	-	(13,166)	-	13,166	-
Net Income	-	-	-	-	-	-	114,627	114,627
Other Comprehensive Loss	-	-	-	-	-	(134)	-	(134)
Share Based Compensation	-	-	-	388	-	-	-	388
Dividends Distributed	-	-	-	-	(8,444)	-	(114,627)	(123,071)
Balance at December 31, 2015	89,182,001	-	892	114,679	766,122	(972)	-	880,721
Net Income	-	-	-	-	-	-	(4,456)	(4,456)
Common Shares Distributed – 2011 Equity Incentive Plan	137,665	-	1	-	-	-	-	1
Common Shares Issued, net of $0.4 million issuance cost	12,650,000	-	127	119,942	-	-	-	120,069
Other Comprehensive Loss	-	-	-	-	-	(65)	-	(65)
Share Based Compensation	-	-	-	429	-	-	-	429
Forfeited shares – 2011 Equity Incentive Plan	-	13,500	-	-	-	-	-	-
Dividends Distributed	-	-	-	-	(125,650)	-	-	(125,650)
Balance at December 31, 2016	101,969,666	13,500	1,020	235,050	640,472	(1,037)	(4,456)	871,049
Net Income	-	-	-	-	-	-	(204,969)	(204,969)
Reduction of share premium	-	-	-	(215,481)	215,481	-	-	-
Common Shares Issued, net of $0.8 million issuance cost	40,000,000	-	400	103,348	-	-	-	103,748
Other Comprehensive Loss	-	-	-	-	-	(150)	-	(150)
Share Based Compensation	-	(4,500)	-	522	-	-	-	522
Forfeited shares – 2011 Equity Incentive Plan	-	13,000	-	-	-	-	-	-
Dividends Distributed	-	-	-	-	(59,136)	-	-	(59,136)
Balance at December 31, 2017	141,969,666	22,000	1,420	123,439	796,817	(1,187)	(209,425)	711,064
The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2016 and 2015
All figures in USD '000
	Year Ended December 31,
Cash Flows from Operating Activities	2017	2016	2015
Net (Loss) Income	(204,969)	(4,456)	114,627
Reconciliation of Net Loss to Net Cash Provided by Operating Activates
Depreciation Expense	100,669	90,889	82,610
Impairment Loss on Vessels	110,480	-	-
Impairment Loss on Goodwill	18,979	-	-
Equity Loss from Associate	8,435	46,642	2,462
Drydock Expenditure	(18,776)	(15,382)	(11,450)
Amortization of Deferred Finance Costs	1,393	1,382	1,240
Deferred Compensation Liability	1,303	1,369	324
Share-based Compensation	522	430	388
Other, net	(163)	33	(61)
Changes in Operating Assets and Liabilities
Accounts Receivables	(4,258)	10,084	(11,832)
Accounts Receivables, Related Party	(145)	12	77
Inventory	(2,200)	(6,043)	7,380
Prepaid Expenses and Other Current Assets	(904)	415	262
Accounts Payable and Accrued Liabilities	1,072	668	(3,869)
Voyages in Progress	20,303	1,743	(7,767)
Net Cash Provided by Operating Activities	31,741	127,786	174,391

Cash Flows from Investing Activities
Investment in Vessels	(37,567)	(138,277)	(123,373)
Investment in Other Fixed Assets	-	(87)	(103)
Sale of Other Fixed Assets	-	-	334
Deposits for Vessels under Construction	-	(50,130)	(64,000)
Investments in Nordic American Offshore Ltd	(10,000)	-	(9,508)
Dividends received from Associate	1,041	1,685	4,227
Net Cash Used in Investing Activities	(46,526)	(186,809)	(192,423)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	103,748	120,068	-
Proceeds from Use of Credit Facility	-	117,000	80,000
Repayments on Credit Facility	(55,359)	-	-
Transaction Costs Borrowing Facilities	(13,125)	(130)	(4,640)
Dividends Distributed	(54,226)	(125,650)	(123,071)
Net Cash (Used In)/Provided by Financing Activities	(18,962)	111,288	(47,711)

Net (Decrease) Increase in Cash and Cash Equivalents	(33,747)	52,266	(65,743)
Cash and Cash Equivalents at Beginning of Year	82,170	29,889	100,736
Effect of Exchange Rate changes on Cash and Cash Equivalents	(64)	15	(104)
Release / (deposit) of restricted cash	10,000	-	(5,000)
Cash and Cash Equivalents at End of Year	58,359	82,170	29,889
Cash Paid for Interest, Net of Amounts Capitalized	19,476	9,840	9,374
Restricted cash	-	10,149	10,000
Cash Paid for Taxes	102	96	47
Fair value of shares distributed as dividend in kind	4,910	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD '000 except where noted)

1.	NATURE OF BUSINESS

Nordic American Tankers Limited ("NAT") was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company's shares trade under the symbol "NAT" on the New York Stock Exchange. The Company was formed for the purpose of acquiring and chartering out double-hull tankers.

The Company is an international tanker company that currently has a fleet of 33 Suezmax tankers, including three newbuildings expected to be delivered in 2018, an increase from the three vessels owned in the autumn of 2004. The Company expects to expand the fleet over time despite the short-term plan of disposing of certain vessels. The 30 vessels the Company operated per December 31, 2017, average approximately 156,000 dwt each. In 2017, 2016 and 2015, the Company chartered its operating vessels primarily in the spot market.
NAT has the subsidiaries Scandic American Shipping Ltd. ("Scandic"), providing administrative and operational services, and NAT Chartering Ltd ("NATC"), providing services as commercial manager. Accordingly, these financial statements are presented on a consolidated basis for NAT and its subsidiaries ("the Company").

Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.

The Company's Fleet
Including three newbuildings, the Company's current fleet consists of 33 Suezmax crude oil tankers of which 31 were built, or are under construction, in Korea.

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

(1) Vessel under construction per December 31, 2017.
(2) Expected delivery during the July, August and October 2018, respectively

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements ("financial statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation: Entities in which NAT has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated in the consolidation.

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

Foreign Currency Translation: The functional currency of NAT is the United States ("U.S.") dollar as all revenues are received in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The subsidiaries of NATC, NAT Chartering AS, and the European branch of Scandic, have Norwegian Kroner as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders' equity as part of accumulated other comprehensive loss.

Revenue and Expense Recognition: Revenues and expenses are recognized on the accruals basis. Revenues are generated from spot and time charters.

Spot Charters: Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Revenue is generated from freight billing. The Company is responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When the Company's tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. The Company considers it appropriate to present the gross amount of earned revenue from the spot charter, showing voyage expenses related to the voyage separately in the Statements of Operations.

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

Accounts Receivable, Net: Account receivable and other receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2017 and December 31, 2016, we made an allowance of approximately $0 and $150,000 for doubtful receivables, respectively.

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

Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflows). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days of the vessel. The Company estimates the daily time charter equivalent for the remaining operating days, utilizing available market data for spot market rates for the initial two-year period and the most recent fifteen-year historical average for similar vessels for the remaining estimated life of the vessel. Useful economic life is assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking expenditures). The salvage value used in the impairment test is estimated to be $8.0 million per vessel. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording an impairment charge. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. The Company has further applied a probability-weighted approach taking into consideration different scenarios for the vessels being assessed.

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

Deferred Compensation Liability: The Company has one individual deferred compensation agreement with the Company's CEO. The former CFO & EVP had an individual deferred compensation agreement, denominated in Norwegian currency, where further benefits do not accrue upon leaving the Company as of Dec 31, 2017. The liabilities are accounted for on an accrual basis using actuarial calculations. Any currency translation adjustments as well as actuarial gains and losses are recognized in general and administrative expenses as incurred.

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

Deferred Financing Costs: Financing costs, including fees, commissions and legal expenses are deferred and amortized over the term of the arrangement, which approximates the effective interest method. Incurred fees related to loans not yet drawn are presented as Other non-current Assets. The deferred financing costs are accounted as a direct deduction from the associated debt liability in Long-Term Debt.

Stock-Based Payments:

The fair value of restricted shares to employees is estimated based on the market price of the Company's shares. The fair value of restricted shares granted to employees is measured at grant date and the Company records the compensation expense for such awards over the requisite service period.

Income Taxes:  The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes. The statutory applicable rate to consolidated corporate earnings is 0%.

Two of the Company's wholly-owned subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 24%, 25%, and 27% for the years ended December 31, 2017, 2016 and 2015, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2017, 2016 and 2015 was $83,000, $102,000 and $96,000, respectively. Deferred tax assets related to these entities are inconsequential. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. The Company's cash is primarily held in major banks and financial institutions and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is remote. Concentrations of credit risk relative to accounts receivable are limited to our client base in the oil and energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2017, one customer accounted for 12% of the total revenues. For the year ended December 31, 2016, one customer accounted for 32% of the total revenues.  For the year ended December 31, 2015, two customers accounted for 42% of the total revenues, with 30% and 12%.

Accounts receivable, net, as of December 31, 2017, and 2016 were $21.7 and $17.5 million, respectively. As of December 31, 2017, two charterers accounted for 25% of the outstanding accounts receivable, with 11% and 14%. As of December 31, 2016, three charterers accounted for 44% of the outstanding accounts receivable, with 16%, 16%, and 12%.

Recent Accounting Pronouncements:
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Effective date is for reporting periods commencing on or after December 15, 2017.

The Company has concluded that it will continue to recognize revenue from voyage charters over time. Under ASC606 the period for revenue recognition will change from the current method of discharge-to-discharge to load-to-discharge. Revenues from voyage charters will not change, however the timing of revenue recognition will change materially and will affect the voyage results recognized in each period. Recognizing revenues from load-to-discharge results in delayed revenue recognition compared to the current practice and we also expect more volatility in the results as the revenue is recognized over a shorter time period.

Under this new guidance the Company will also capitalize the voyage costs incurred between contract signing and the next load port if the voyage costs qualify as fulfilment cost and will be expensed over the same period as the related revenue is recognized.

The implementation of this standard is as of December 31, 2017, estimated to result in a reduction of accrued revenue of $5.3 million, a reduction of accrued voyage expenses of $0.6 million and recognition of capitalized spot charter contract fulfilment cost of $0.6 million, with the net effect being recorded as a reduction of equity per January 1, 2018. The Company has elected to apply the option to implement the standard under the modified retrospective method.

The Company also generates revenues from time charter contracts, which is recognized on an accrual basis over the term of the charter contract.  Time charter revenues are not expected to be affected materially from this new guidance.

Under the modified retrospective approach prior year figures will not be adjusted. The cumulative effect of adopting this guidance will be recorded as an adjustment to its opening balance of retained earnings (accumulated loss) as of January 1, 2018.

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

Implemented in 2017

In November 2016, the FASB issued ASU 2016-18, Statement of cash flows (230): Restricted cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company has early adopted this ASU in 2017 and retrospectively applied this to all periods presented. As such, $5.0 million has been transferred from Investing Activities to be presented separately below the Statements of Cash Flows for the 2015 financial year.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230). The Company has early adopted this ASU and the adoption did not have any effect on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 Intangibles – Goodwill and other (Topic 350), which simplifies the test for goodwill impairment. This update eliminates Step 2 from the goodwill impairment test. The Company has early adopted this ASU and the adoption resulted in that the Company did not perform step 2 in the goodwill impairment testing in 2017.

Effective January 1, 2017, the Company adopted ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323). The adoption did not have any effect on the consolidated financial statements.
Effective January 1, 2017, the Company adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The adoption did not have any effect on the consolidated financial statements.

3.	VESSELS, NET
Vessels, net, consist of the carrying value of 30 vessels and 29 vessels for the year ended December 31, 2017 and December 31, 2016, respectively. Vessels, net include drydocking costs.
All Figures in USD '000	2017	2016
Vessels	1,769,967	1,700,040
Drydocking	119,303	99,153
Total	1,889,270	1,799,193
Less Accumulated Depreciation	(842,977)	(741,144)
Less Impairment Loss on Vessels	(110,480)	-
Vessels, net	935,813	1,058,049

The Company has taken delivery of one vessel, Nordic Space, in 2017. Further, the Company has taken ten vessels through periodical maintenance surveys in 2017.
The Company has paid $50.1 million in deposits for three vessels under construction to be delivered in 2018 and has total remaining capital commitments of $117.0 million, which is payable upon delivery in July, August and October 2018, respectively. The financing of these vessels is secured through a finance agreement with Ocean Yield ASA (see further information in note 9).
Impairment Loss on Vessels

The Company reviewed its assets for impairment on an asset by asset basis. The Company recorded an impairment loss of $110.5 million for the year ended December 31, 2017. The Company has not recorded impairment loss on vessels for the years ended December 31, 2016 and 2015, respectively.

The Company performed a probability-weighted approach as part of the vessel impairment assessment, where different scenarios for the vessels were assessed. Further, the Company performed cash flow forecasts for the following twelve months as required under ASC 205-40 Going Concern and performed these analyses for different market scenarios. These forecasts are prepared under the assumption of utilizing the Backstop facility that is the financing arrangement the Company currently has available under the recapitalization program. Under this assumption, with possible prolonged weak tanker market rates, the Company applied the probability-weighted approach and identified that it had to sell up to ten vessels to comply with the covenant requirements under the Backstop Facility. As a result, the Company has as of December 31, 2017 decided to record an impairment loss of $110.5 million related to the ten pre-2000 built vessels and written these vessels down to their estimated fair values. Fair value is in line with broker estimates. Assumed recapitalization transactions outside of the Backstop facility were not taken into consideration when assessing the probability of selling vessels in the probability-weighted approach.

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

In 2014 NAT distributed 699,802 NAO shares as dividend-in-kind to its shareholders. In December 2014 the Company acquired an additional 488,216 shares in the open market. In November 2015 the Company purchased 1,521,300 shares in a private transaction.

In March 2017, Nordic American Offshore Ltd (or "NAO") completed a follow-on offering of its common shares in which NAT participated with a $10.0 million investment. Following the investment, NAT owned 22.6% of NAO. As a consequence of the reduction of NAT's holdings from 29.1% to 22.6% of the common shares of NAO, NAT recorded a dilution loss (non-cash) of $2.6 million in the first quarter of 2017.

On August 31, 2017, the Company paid a dividend, which included a cash dividend of $0.10 per share and a distribution of an aggregate of 4,024,745 common shares of NAO, which were owned by the Company.  Each of our shareholders that held 250 or more of our common shares received one NAO common share per 24.4 NAT common shares, which we recognized at a cash value of $0.05 per share. Fractional shares were compensated by a cash dividend based on the closing price of NAO shares on the NYSE on July 20, 2017, which was $1.22. Each of our shareholders that held 249 or fewer shares received an additional cash dividend of $0.05 per common share. In connection to the above distribution of NAO shares, we recorded a loss of $0.7 million. Following this distribution, we owned 16.1% of the outstanding common shares of NAO.

NAT's ownership in NAO as of December 31, 2017 and 2016 was 16.1 % and 29.1% respectively.

As at December 31, 2016 the Company evaluated its investment in NAO for impairment, after considering factors including, but not limited to, the fair value of NAO based on the quoted share price as compared to its carrying value, the length of time the investment's fair value had been below carrying value and the limited near-term prospects for a recovery in the share price of NAO. We concluded that as of December 31, 2016, the investment in NAO was other-than-temporarily impaired and recorded an impairment charge of $37.3 million to reflect the fair value of the shares. The Company has evaluated the investment on the same basis per December 31, 2017 and has not identified a need for any impairment charges in 2017.

The fair value of NAT's investment in NAO, based on the share price was $12.0 and $16.6 million as of December 31, 2017 and 2016, respectively. The carrying value of the investment per December 31, 2017 was $12.2 million.

Summarized balance sheet information for NAO is as follows:

All figures in USD '000	December 31, 2017	December 31, 2016
Current assets	37,076	7,909
Noncurrent assets	350,635	366,945
Total Assets	387,711	374,854
Current liabilities	2,809	4,089
Noncurrent liabilities	136,629	136,568
Total Shareholders' Equity	248,273	234,196
Total liabilities and equity	387,711	374,854

NAT's share of NAO's equity was $40.0 million and $68.1 million as of December 31, 2017 and 2016, respectively.

Summarized Statement of Operations information for NAO is as follows:

	Years ended December 31,
All figures in USD '000	2017	2016	2015
Operating Revenues	17,895	17,697	36,372
Net Operating (Loss) Income	(26,068)	(28,543)	(8,372)
Net (Loss) Income	(29,326)	(32,151)	(10,844)

NAT's portion of NAO's Net (Loss) Income in the Statements of Operations per December 31, 2017, 2016 and 2015 was ($5.1) million, ($9.3) million and ($2.5) million, respectively. The Company has received dividends from NAO per Dec 31, 2017 and 2016 of $ 1.0 million and $1.7 million, respectively.
5.          ACQUISITIONS
In 2013 the Company acquired Scandic. The purchase price was $33.3 million, of which $18.1 million was paid in shares, $8.0 million was paid in cash and $7.2 million was payable to the seller for additional assets. The Company performed an analysis of the fair value of the tangible assets acquired and liabilities assumed, resulting in recognition of $19.0 million of goodwill.
As of December 31, 2017 the Company has recorded an impairment loss of $19.0 million for the goodwill associated with the Company's one reporting unit, which encompasses the entire company. As a result of the impairment loss related to the ten pre-2000 built vessels, the Company has assessed and concluded that this probable reduction in the fleet does not support the assumption that the fleet size is maintained throughout the lifetime of the analysis through replacement of retired vessels. The assumed reduction in the fleet has resulted in the fair value of the reporting unit to fall below the carrying value, implying a negative value of the goodwill. As a result we have written down the value of the goodwill by $19.0 million. As of December 31, 2017, the carrying value of goodwill is zero after the impairment loss is recognized.

6.	RELATED PARTY TRANSACTIONS

Nordic American Offshore Ltd.:

In December 2013, NAT entered into a management agreement with NAO for the provision of administrative services.  For services under the management agreement, NAT received a management fee of $100,000 for 2017, $100,000 for 2016 and $200,000 for 2015, and is reimbursed for cost incurred in connection with its services.  NAT also receives reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by NAT, which is attributable to NAO.  For the year ended December 31, 2017, 2016 and 2015, the Company recognized an aggregate of $2.3 million, $2.2 million and $2.1 million, respectively, for such costs incurred which was included in General and Administrative Expenses.

Board Member and Employees:

Mr. Jan Erik Langangen, Board Member and advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million, $0.3 million and $0.1 million in costs in each of the years ended December 31, 2017, 2016 and 2015, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in General and Administrative Expenses within the Statements of Operations. No amounts were due to the related party as of December 31, 2017 and 2016.

In 2014, the Company entered into an agreement with an immediate family member of the Chairman for the use of an asset for corporate and marketing activities. The Company paid a fixed annual fee and fees associated with actual use. This agreement was terminated in 1Q, 2017. The cost of this arrangement for the year ended December 31, 2016 and 2015, respectively, was $0.1 million per year, which are included in General and Administrative costs. In 2017, use of the asset is paid for upon utilization. No amounts were due to the related party as of December 31, 2017, 2016 or 2015.
7.	DEFERRED COMPENSATION LIABILITY
In 2010, the Board of Directors approved an unfunded deferred compensation agreement for the Company's former Chief Financial Officer and Executive Vice President. The agreements provide for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liability for the former Chief Financial Officer and Executive Vice President is denominated in Norwegian currency. The vesting period has ended upon leaving the Company per December 31, 2017 and is payable from the age of 67. Interest is imputed at 2.30% and 2.60% as of December 31, 2017 and 2016, respectively.

In 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO, with vesting of benefits accruing from 2004. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The agreement has been amended in 2017 for the benefits to vest over a period of employment of 15 years up to a maximum of 66% of the salary level at the time of retirement, age of 72. Interest is imputed at 2.30% and 2.60% as of December 31, 2017 and 2016, respectively. The Company had a restricted deposit account for securing the financing of this deferred compensation liability per December 31, 2016 as described in Note 8, where the restriction was lifted in 2017.

The total expense related to the deferred compensation agreements for the Chairman, President and CEO and the Company's former Chief Financial Officer and Executive Vice President, recognized in 2017, 2016 and 2015 were $1.3 million, $1.8 million and $0.4 million, respectively. As of December 31, 2017 and 2016 total deferred compensation liability was $15.8 and $14.5 million, respectively.

8.	OTHER NON-CURRENT ASSETS
All figures in USD '000	2017	2016
Fixture, Furniture and Equipment	169	338
Arrangement fees Backstop facility and Newbuildings	15,484	-
Long term Deposit (Restricted Cash)	-	10,149
Other	316	-
Total as of December 31,	15,969	10,487

The Long-Term Deposit relates to the Company having transferred cash to a restricted bank account in accordance with the deferred compensation agreement for the Chairman, President and CEO, described in Note 7.

The Company has in 2017 incurred customary arrangement fees in relation to entering into the Backstop Facility agreement and mandate letter as part of the recapitalization program and securing financing of its three newbuildings (see further information in note 3 and 10).

9.	SHARE-BASED COMPENSATION PLAN
Equity Incentive Plan 2011

In 2011, the Board of Directors decided to establish an incentive plan involving a maximum of 400,000 shares pursuant to a vesting schedule of which all shares were allocated among the management of the Company and the members of the Board of Directors. The shares are forfeited if the grantee leaves the Company before the restricted shares are vested. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights.
In 2011 326,000 and 74,000 restricted shares were granted with a four-year and five-year cliff-vesting period, respectively. 174,000 shares vested in 2013 in relation to the acquisition of Scandic American Shipping Ltd. The remaining shares vested in 2015 and 2016, except for 33,000 common shares that were reallocated to certain employees in 2014 at grant date fair value of $9.84 and four-year cliff vesting period.
In 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan.  The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period.
The Company granted 4,500 common shares to employees in 2017 at a grant date fair value of $9.13. In 2017 and 2016, the Company received 13,000 and 13,500 shares from employees who have resigned, respectively. The shares are held as treasury shares at December 31, 2017.
The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to restricted shares under the plan was $0.5 million, $0.4 million, and $0.4 million for the years ended December 31, 2017, December 31, 2016 and December 31, 2015, respectively.
As of December 31, 2017, unrecognized cost related to unvested shares aggregated to $0.8 million, which will be recognized over a weighted period of 1.7 years.
As of December 31, 2017, a total number of 138,665 common shares have been allocated among 26 employees. The Company has 22,000 treasury shares related to the Equity Incentive plan.
The tables below summarize the Company's restricted stock awards as of December 31, 2017:
	Restricted shares -Employees	Weighted-average grant-date fair value - Employees
Non-vested at January 1, 2017	157,165	$13.75
Granted during the year	4,500	$9.13
Vested during the year	(10,000)	$14.65
Forfeited during the year	(13,000)	$13.54
Non-vested at December 31, 2017	138,665	$13.55

10.	LONG-TERM DEBT
Credit Facility and financing:
In 2012, the Company entered into a $430 million revolving credit facility, which in 2015 was increased to $500 million, with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "Credit Facility"). Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The maturity of the credit facility is December 2020. There are no repayment requirements before maturity on the Credit Facility.
In connection with the expansion of the Credit Facility, the Company incurred $4.6 million in deferred financing costs in 2015, which is amortized over the term of the loan and presented net of the outstanding loan balance.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of value adjusted equity; (ii) a minimum value adjusted equity ratio; (iii) a minimum level of liquidity, (iv) positive working capital; and (v) a required security ratio of vessel values to draw on the facility. The security ratio and the market cap to value adjusted total assets ratio are based on the fair market value of vessels, compared to drawn amount on the Credit Facility. The Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. A breach of any of these covenants would, unless waived, result in that the credit facility is callable by the lenders.

At the end of 2017 and 2016 the Company had $391.6 and $447.0 million drawn under its Credit Facility, respectively. The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears spread and a variable interest rate.

As of December 31, 2016, the Company was in default with one of its debt covenants; (v) required security ratio of vessel value clause. A waiver was obtained lowering the required ratio to a level where the Company was in compliance. This waiver was effective until May 31, 2018. Under the terms of the waiver obtained, we were unable to draw further on the Credit Facility, our margin was increased by 2.0 % for the period of the waiver and limitations on dividend distribution until compliance with the terms of the original Credit Facility. The waiver has subsequently been modified and amended.

As of December 31, 2017 and as of the date of the issuance of this report, the Company is in compliance with the modified terms under the Credit Facility and the loan is not considered currently callable. On May 4, 2018 the Company has entered into an amendment to the credit agreement for the Credit Facility modifying certain of the financial covenants until December 31, 2018, lowering the required security ratio to 135%, lowering the liquidity covenant to $15.0 million (original requirements to be reinstated upon delivery of the first Newbuilding), the minimum market cap ratio to $200.0 million and the minimum market cap to value adjusted total assets from 45% to 25% for the remaining duration of the waiver. Under the revised terms of the credit agreement, the Company is unable to draw further on the Credit Facility and the margin is increased to 6.0% from January 1, 2018. The Company can distribute a maximum dividend of $0.03 per share or $4.3 million in the aggregate, subject to a corresponding amount being repaid under the Credit Facility. Further, until December 31, 2018, half of any proceeds received by the Company from the sale of equity, up to $75.0 million, must be used to repay the Credit Facility. The Company has repaid $3.1 million on the Credit Facility in relation to the dividend paid out on December 5, 2017 and $52.3 million in relation to the offering in December 2017. We have further repaid $ 4.3 million on March 10, 2018 in relation to the dividend paid out on March 9, 2018. Additionally, the Company undertakes to not make new investments, excluding the Newbuildings, except for investments made in connection with normal maintenance of the Vessels.

The Company is in process of retiring the Credit Facility and signed on December 20, 2017 an agreement for a financing facility, or the Backstop Facility, for $375.0 million. The financing facility is providing for a senior secured loan facility of up to $375.0 million to support the recapitalization of the Company. The Backstop Facility is available for drawing from July 1, 2018. Further, the facility, if utilized and not repaid, will be rolled into a term loan on January 1, 2019 with maturity on November 30, 2020. The Backstop Facility will have no amortization until December 31, 2018, upon and following which date the principal of the loan must be repaid in quarterly instalments of $10.0 million. The Backstop Facility carries an interest rate that will step-up over time and carries a maximum interest margin of 10.5% per annum. The Company can distribute quarterly dividends up to $0.03 per quarter under the Backstop Facility. The Backstop Facility contains financial covenants in relation to minimum liquidity of $30.0 million, minimum value and book equity that will come into effect upon utilizing the Backstop Facility.

The Backstop Facility is part of the recapitalization program that was initiated in December 2017. The first steps in the recapitalization program encompassed the financing of the three Newbuildings to be delivered in 2018 and raising new equity of $103.7 million ($110.0 million gross). The Company is evaluating different options for the final steps of the recapitalization program.  The Company is in discussion with the lenders to either raise a large secured bond or enter into a new Revolving Credit Facility of $250.0 million together with the issuance of a bond for $150.0 million. Associated fees of $13.1 million incurred in December 2017 have been capitalized as Other Non-Current Assets and will be amortized over the term of the associated financing arrangement. The Company expects these measures to be completed by the end of the second quarter of 2018. Upon securing this financing the Company is not expected to enter into the terms of the Backstop Facility as described above. In May 2018, the Board authorized management to sell two vessels. A sale will also  improve the cash balance of the Company. In addition, the Board has authorized that the Company may further adjust the size of the fleet.

The Company has the option to utilize the Backstop Facility with the associated terms. The Company has flexibility to cover any need for liquidity, also under the scenario that the tanker market remains low for a longer period, to strengthen the liquidity through selling additional vessels or raise equity to ensure that the Company has sufficient working capital. In a prolonged marked downturn the Company will have to further adjust the size of its fleet selling up to ten vessels in accordance with the authorization mentioned above in order to comply with the liquidity and other covenants under the existing Credit Facility or the Backstop Facility, if utilized. Sale of a vessel requires a proportionate repayment of the Credit Facility and an equally proportionate reduction of the Backstop Facility.

In December 2017, the Company entered into final agreements for the financing of the outstanding commitments of $39.0 million per ship for the Newbuildings with a subsidiary of Ocean Yield ASA. The lender will finance 77.5% of the purchase price for each of the three Newbuildings. Net proceeds received from Ocean Yield ASA shall be used towards prepayment of the Credit Facility, unless the Credit Facility is retired before the deliveries of the vessels. After delivery of each of the vessels, the Company will enter into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreement, but also have the flexibility to purchase the vessels after year five and seven. The financing agreement contains certain financial covenants requiring us to maintain a minimum value adjusted equity of $175.0 million and ratio of 25% ; minimum liquidity of $20.0 million; and minimum value clause.
The Company performs on a regular basis cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.
The Company believes that the current cash and cash equivalents and cash expected to be generated from operations, together with the above measures taken, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report.
11.	INTEREST EXPENSE
Interest expenses consist of interest expense on the long-term debt, the commitment fee and amortization of deferred financing costs related to the Credit Facility described in Note 10.
All amounts in USD '000	2017	2016	2015
Interest Expenses, net of capitalized interest	18,286	8,811	7,590
Commitment Fee	760	937	2,025
Amortization of Deferred Financing Costs	1,393	1,382	1,240
Other financial costs	25	40	-
Total Interest Expenses	20,464	11,170	10,855

For the years ended December 31, 2017, 2016 and 2015, $2.5, $1.6 million and $1.0 million of interest expenses were capitalized, respectively.
12.	ACCRUED LIABILITIES
All figures in USD '000	2017	2016
Accrued Interest	1,031	1,437
Accrued Expenses	10,208	6,211
Total as of December 31,	11,239	7,648

13.	EARNINGS (LOSS) PER SHARE
Basic earnings per share ("EPS") are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.
All figures in USD except number of shares and earnings (loss) per common share	2017	2016	2015
Numerator:
Net (Loss) Income	(204,969)	(4,456)	114,627
Denominator:
Basic - Weighted Average Common Shares Outstanding	103,832,680	92,531,001	89,182,001
Dilutive – Weighted Average Common Shares Outstanding	103,832,680	92,531,001	89,182,001
Earnings (Loss) per Common Share:
Basic	(1.97)	(0.05)	1.29
Diluted	(1.97)	(0.05)	1.29

14.	SHAREHOLDERS' EQUITY
Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of January 1, 2015	180,000,000	89,182,001	892
Balance as of December 31, 2015	180,000,000	89,182,001	892
Equity incentive plan issuance		137,665	1
Common Shares Issued in Follow-on Offering		12,650,000	127
Balance as of December 31, 2016	180,000,000	101,969,666	1,020
Common Shares Issued in Follow-on Offering		40,000,000	400
Balance as of December 31, 2017	180,000,000	141,969,666	1,420

In September 2016, the Company completed an underwritten public offering of 12,650,000 common shares which increased its equity by $120.1 million.
In December 2017, the Company completed an underwritten public offering of 40,000,000 common shares which increased its equity by $103.7 million.
Additional Paid-in Capital
Included in Additional Paid-in Capital is the Company's Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to its creditors and a subsequent period for creditor notice of concern, regarding the Company's intention, following shareholder approval, to transfer such funds to the Company's Contributed Surplus Account and thereby make such funds available for distribution. The Share Premium Fund was $103.4 million and $215.5 million as of December 31, 2017 and 2016 respectively. Credits and Charges to Additional Paid in Capital were a result of the accounting for the Company's share based compensation programs and issuance of shares.
On December 12, 2017, at the Company's Annual General Meeting, shareholders voted to reduce the Share Premium Fund by the amount of $215.5 million. The legal procedures related to this reduction were finalized in December 2017 upon which the amount became eligible for distribution.
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

For the year ended December 31, 2017 the Company paid a dividend of $59.1 million, which was charged to the Contributed Surplus Account, and on December 12, 2017 the Company's Annual General Meeting voted to reduce the Share Premium Fund by $215.5 million, which was transferred to the Contributed Surplus Account. For the year ended December 31, 2016 the Company paid a dividend of $125.7 million, which was charged to the Contributed Surplus Account. The Company's Contributed Surplus account was $796.8 million and $640.5 million per December 31, 2017 and 2016, respectively.

Shareholders' Rights Plan
In 2007, the Board of Directors adopted a shareholders' rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share for each outstanding common share, par value $0.01 per share. The dividend was payable on February 27, 2007, to shareholders of record on that date. Each right entitles the registered holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share at an exercise price of $115, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of the Company's common shares.

In 2013 a registration statement on Form F-3 was declared effective by the SEC relating to the Dividend Reinvestment and Direct Stock Purchase Plan for 1,664,450 common shares to allow existing shareholders to purchase additional common shares by reinvesting all or a portion of the dividends paid on their common shares and by making optional cash investments and new investors to enter into the plan by making an initial investment.
On June 16, 2017, the Board of Directors, after its expiration, adopted a new shareholders' rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company's common shares. As at December 31, 2017, no shares were issued pursuant to the plan.
This shareholders' rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders' rights plan is not intended to deter offers that the Board determines are in the best interests of our shareholders.
15.	RECEIVED SETTLEMENTS AND COMMITMENTS AND CONTINGENCIES
Received settlements
In 2016 the arbitration hearings involving the Suezmax vessel Gulf Scandic (now named Nordic Harrier) was settled between the Company and Gulf Navigation Holding PJSC (GulfNav). The Company recognized in 2016 in aggregate $5.3 million as Received Settlement in the Consolidated Statements of Operations. No transactions related to this matter is recorded in 2017.

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
No claims have been filed against the Company, nor has it been part to any legal proceedings, other than the matter discussed above, for the fiscal years ended December 31, 2017 and 2016.
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
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the Balance Sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.
-	The carrying amount of the Company's restricted cash at December 31, 2016 approximate fair value and is considered to be a Level 1 item.
The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2017 and 2016, are as follows:
All figures in USD '000	Fair Value Hierarchy Level	2017 Fair Value	2017 Carrying Value	2016 Fair Value	2016 Carrying Value
Cash and Cash Equivalents	1	58,359	58,359	82,170	82,170
Credit Facility	2	(391,641)	(391,641)	(447,000)	(447,000)
Other Non-Current Assets (restricted cash)	1	-	-	10,149	10,149

17.	SUBSEQUENT EVENTS
On January 26, 2018 the Company declared a cash dividend of $0.03 per share in respect of the results for the fourth quarter of 2017, which was paid on March 9, 2018.

On April 27, 2018 the Company declared a cash dividend of $0.01 per share in respect of the results for the first quarter of 2018, which is to be paid on or around June 12, 2018.

On May 3, 2018 the Company announced that two vessels have been placed in the market for sale.

On May 4, 2018 the Company executed an amendment to the Credit Facility expiring on December 31, 2018. Please see Note 10 to our financial statements for further information.