Form 20-F
period 2018-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2019-04-16
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
As of December 31, 2018, there were outstanding 141,969,666 common shares of the Registrant, $0.01 par value per share.
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

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging Growth Company ☐

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
☐Yes ☐No

Page
PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
	A. SELECTED FINANCIAL DATA	1
	B. CAPITALIZATION AND INDEBTEDNESS	2
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	2
	D. RISK FACTORS	2
ITEM 4.	INFORMATION ON THE COMPANY	19
	A. HISTORY AND DEVELOPMENT OF THE COMPANY	19
	B. BUSINESS OVERVIEW	21
	C. ORGANIZATIONAL STRUCTURE	33
	D. PROPERTY, PLANT AND EQUIPMENT	34
ITEM 4A.	UNRESOLVED STAFF COMMENTS	34
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
	A. OPERATING RESULTS	34
	B. LIQUIDITY AND CAPITAL RESOURCES	37
	C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	40
	D. TREND INFORMATION	40
	E. OFF BALANCE SHEET ARRANGEMENTS	40
	F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	40
	G. SAFE HARBOR	40
	H. CRITICAL ACCOUNTING ESTIMATES	41
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
	A. DIRECTORS AND SENIOR MANAGEMENT	44
	B. COMPENSATION	46
	C. BOARD PRACTICES	47
	D. EMPLOYEES	47
	E. SHARE OWNERSHIP	47
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47
	A. MAJOR SHAREHOLDERS	47
	B. RELATED PARTY TRANSACTIONS	47
	C. INTERESTS OF EXPERTS AND COUNSEL	49
ITEM 8.	FINANCIAL INFORMATION	49
	A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	49
	B. SIGNIFICANT CHANGES	49
ITEM 9.	THE OFFER AND LISTING	49
ITEM 10.	ADDITIONAL INFORMATION	50
	A. SHARE CAPITAL	50
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	50
	C. MATERIAL CONTRACTS	54
	D. EXCHANGE CONTROLS	54
	E. TAXATION	55
	F. DIVIDENDS AND PAYING AGENTS	62
	G. STATEMENT BY EXPERTS	62
	H. DOCUMENTS ON DISPLAY	62
	I. SUBSIDIARY INFORMATION	63
i

(continued)
Page

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	63
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	63
PART II		63
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	63
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	63
ITEM 15.	CONTROLS AND PROCEDURES	63
	A. DISCLOSURE CONTROLS AND PROCEDURES.	63
	B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.	64
	C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.	64
	D. REMEDIATION OF MATERIAL WEAKNESS.	64
	E. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.	65
ITEM 16.	RESERVED	65
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	65
ITEM 16B.	CODE OF ETHICS	65
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	65
	A. AUDIT FEES	65
	B. AUDIT-RELATED FEES	65
	C. TAX FEES	65
	D. ALL OTHER FEES	65
	E. AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES	66
	F. NOT APPLICABLE.	66
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	66
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.	66
ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.	66
ITEM 16G.	CORPORATE GOVERNANCE	66
ITEM 16H.	MINE SAFETY DISCLOSURE	66
PART III		66
ITEM 17.	FINANCIAL STATEMENTS	66
ITEM 18.	FINANCIAL STATEMENTS	66
ITEM 19.	EXHIBITS	67

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
The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5.Operating and Financial Review and Prospects.  The Statements of Operations data for each of the three years ended December 31, 2018, 2017 and 2016 and selected Balance Sheet data as of December 31, 2018 and 2017 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations financial information for each of the years ended December 31, 2015 and 2014 and selected balance sheet information as of December 31, 2016, 2015 and 2014 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.
SELECTED CONSOLIDATED FINANCIAL DATA	Year ended December 31,
All figures in thousands of USD except share data	2018	2017	2016	2015	2014
Voyage Revenues	289,016	297,141	357,451	445,738	351,049
Voyage Expenses	(165,012)	(142,465)	(125,987)	(158,656)	(199,430)
Vessel Operating Expense	(80,411)	(87,663)	(80,266)	(66,589)	(62,500)
General and Administrative Expenses	(12,727)	(12,575)	(12,296)	(9,790)	(14,863)
Depreciation Expenses	(60,695)	(100,669)	(90,889)	(82,610)	(80,531)
Impairment Loss on Vessel	(2,168)	(110,480)	-	-	-
Impairment Loss on Goodwill	-	(18,979)	-	-	-
Loss on Disposal of Vessels	(6,619)	-	-	-	-
Fees for Provided Services	-	-	-	-	1,500
Settlement Received	-	-	5,328	-	-
Net Operating (Loss) Income	(38,616)	(175,690)	53,341	128,093	(4,775)

Interest Income	334	347	215	114	181
Interest Expense	(34,549)	(20,464)	(11,170)	(10,855)	(12,244)
Other Financial (Expense)	(14,729)	(644)	(98)	(167)	2,160
Total Other Expenses	(48,944)	(20,761)	(11,053)	(10,908)	(9,903)
Income Tax Expense	(79)	(83)	(102)	(96)	(47)
(Loss) Gain on Equity Method Investment	(7,667)	(8,435)	(46,642)	(2,462)	1,559
Net (Loss) Income	(95,306)	(204,969)	(4,456)	114,627	(13,166)

Basic Earnings (Loss) per Share	(0.67)	(1.97)	(0.05)	1.29	(0.15)
Diluted Earnings (Loss) per Share	(0.67)	(1.97)	(0.05)	1.29	(0.15)
Cash Dividends Declared per Share	0.07	0.53	1.37	1.38	0.61
Basic Weighted Average Shares Outstanding	141,969,666	103,832,680	92,531,001	89,182,001	85,401,179
Diluted Weighted Average Shares Outstanding	141,969,666	103,832,680	92,531,001	89,182,001	85,401,179
Market Price per Common Share as of December 31,	2.00	2.46	8.40	15.54	10.07

Other financial data:
Net Cash Provided by (Used in) Operating Activities	(16,103)	31,741	127,786	174,392	57,460
Cash Dividends Paid	9,936	54,226	125,650	123,071	54,069

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	49,327	58,359	82,170	29,889	100,736
Total Assets	1,071,111	1,141,063	1,349,904	1,239,194	1,173,628
Total Long-Term Debt (1)	417,836	388,855	442,820	324,568	247,768
Common Stock	1,420	1,420	1,020	892	892
Total Shareholders' Equity	602,031	711,064	871,049	880,721	888,911

(1) Debt consists of $419,867, $391,641, $447,000, $330,000 and $250,000 as of December 31, 2018, 2017, 2016, 2015 and 2014, respectively (all numbers in thousands of U.S. dollars), excluding deferred financing costs.

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
The 23 vessels that we currently operate are primarily employed in the spot market. We are therefore highly dependent on spot market charter rates.
The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.
The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2018, the BDTI reached a high of 1,266 and a low of 628. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2018, the BCTI reached a high of 919 and a low of 476. Although the BDTI and BCTI were 623 and 676, respectively, as of April 4, 2019, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products,  the inventories of crude oil and petroleum products in the United States and in other industrialized nations,  oil refining volumes,  oil prices, and  any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.
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
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China's GDP was approximately 6.5% for the year ended December 31, 2018, decreasing from approximately 6.9% for the year ended December 31, 2017, and continuing to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness.
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
The United Kingdom's decision to leave the European Union following a referendum in June 2016 ("Brexit"), contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. We believe that these effects of Brexit won't materially affect our business, results of operations and financial condition.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.
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
As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms.  In addition, these difficulties may adversely affect the financial institutions that provide us with our $306.1 million credit facility, or the New Credit Facility, which entered into on February 12, 2019, and may impair their ability to continue to perform under their financing obligations to us, which could negatively impact our ability to fund current and future obligations.  As of the date of this annual report we have drawn down an aggregate of $303.6million under the New Credit Facility.
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Changes in the price of fuel, or bunkers, may adversely affect our profits.
Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations.  Changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.  Despite low fuel prices in 2018, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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
Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.  Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
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
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 18 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LLMC Convention standards.
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
From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan. We have not been involved in business to and from Cuba, Syria, Iran, Crimea, Venezuela or North Korea during the period January 1 through December 31, 2018. Our vessels may, on charterers' instructions, call on ports in Sudan.  We emphasize that neither the vessels nor the Company employs U.S. citizens and does not carry U.S.-origin cargoes in connection with the business in the port of Bashayer in Sudan.  Two vessels owned by the Company made two calls to Sudan for the year ended December 31, 2018. All of these calls involved loading of oil cargoes in the Sudanese port of Bashayer to be carried to international locations outside of the United States pursuant to voyage charters with non-U.S. charterers.
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

The U.S. sanctions with respect to Venezuela prohibit dealings with designated persons and entities, and curtail the provision of financing to Petróleos de Venezuela, S.A. ("PdVSA") and other government entities. On January 28, 2019, pursuant to E.O. 13850, OFAC designated PdVSA a Specially Designated National ("SDN"). As a result, all property and interests in property of PdVSA subject to U.S. jurisdictions are blocked, and U.S. persons generally are prohibited from engaging in transactions with PdVSA. At the same time, OFAC issued general licenses to allow certain transactions and activities related to PdVSA and its subsidiaries, some within specified time frames or wind-down periods. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of November 13, 2017 concerning restrictive measures in view of the situation in Venezuela. The EU sanctions with respect to Venezuela include financial sanctions and restrictions on listed persons, an arms embargo, restrictions related to items that can be used for internal repression, and related prohibitions and restrictions.
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
We are exposed to the offshore supply market through our investment in Nordic American Offshore Ltd.
We have an investment in Nordic American Offshore Ltd, or NAO, where as of December 31, 2018 we owned 13.55 % of their common shares. The value of our investment relates to its stock price, the levels of which have historically been characterized by high volatility.
Currently NAO is operating in a challenging market, and a prolonged lack of investment in offshore and gas exploration, development and production can have a significant negative impact on our financial results, NAO's ability to distribute cash dividends and NAO's share price.
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
Our New Credit Facility and our financing arrangement with Ocean Yield ASA, or Ocean Yield, contains restrictive covenants which limit our liquidity and corporate activities, which could negatively affect our growth and cause our financial performance to suffer.
Our outstanding debt requires us or our subsidiaries to maintain the following financial covenants: value-adjusted equity, positive working capital, and a certain level of free cash.
Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.
These financial and other covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under the credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.
Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
London Interbank Offered Rate ("LIBOR") is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.  LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.

Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.  In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.
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
We may become subject to taxation in Bermuda which would negatively affect our results.
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We cannot assure you that a future Minister would honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, our results of operations could be adversely affected.
As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in another offshore jurisdiction, our operations may be subject to economic substance requirements.
On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the "COCG"), the Council of the European Union approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes (the "Conclusions").  Although at that time not considered "non-cooperative jurisdictions," certain countries, including Bermuda and the Marshall Islands were listed as having "tax regimes that facilitate offshore structures which attract profits without real economic activity." In connection with the Conclusions, and to avoid being placed on the list of "non-cooperative jurisdictions," the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the "Economic Substance Act" and the "Economic Substance Regulations", respectively) became operative on 31 December 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity, which may include a pure equity holding entity.
The Economic Substance Act provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (a) it is directed and managed in Bermuda, (b) its core income-generating activities (as may be prescribed) are undertaken in Bermuda with respect to the relevant activity, (c) it maintains adequate physical presence in Bermuda, (d) it has adequate full time employees in Bermuda with suitable qualifications and (e) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity.

A registered entity that carries on a relevant activity is obliged under the Economic Substance Act to file a declaration in the prescribed form (the "Declaration") with the Registrar of Companies (the "Registrar") on an annual basis.
The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity which only holds or manages equity participations, and earns passive income from dividends, distributions, capital gains and other incidental income only. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of an annual economic substance declaration form. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate employees for holding and managing equity participations, and adequate premises in Bermuda.
Certain of our subsidiaries may from time to time be organized in other jurisdictions identified by the COCG based on global standards set by the Organization for Economic Co-operation and Development with the objective of preventing low-tax jurisdictions from attracting profits from certain activities. These jurisdictions, including the Marshall Islands, have also enacted economic substance laws and regulations which we may be obligated to comply with. If we fail to comply with our obligations under the Economic Substance Act or any similar law applicable to us in any other jurisdiction, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.
Bermuda's continued presence on a list of non-cooperative jurisdictions by the European Union could harm our business.
On March 12, 2019, Bermuda was placed by the EU on its list of non-cooperative jurisdictions for tax purposes due to an issue with Bermuda's economic substance legislation which was not resolved in time for the EU's deadline. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. While Bermuda has now amended its legislation which the Bermuda Government has stated has addressed this issue and expects to be removed from the list of non-cooperative jurisdictions at the EU's Economic and Financial Affairs Council's next meeting which is scheduled to be in May 2019, there can be no assurance that Bermuda will be removed from such list. If Bermuda is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by Bermuda, our business could be harmed.
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
We are incorporated in the Islands of Bermuda. Substantially all of our assets are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our vessels are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.
ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
Nordic American Tankers Limited was founded on June 12, 1995 under the name Nordic American Tanker Shipping Limited and organized under the laws of the Islands of Bermuda. We maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202.
We are an international tanker company originally formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. Our fleet currently consists of 23 vessels. During 2018 we sold ten pre-2000 built vessels and took delivery of three newbuildings. We expect that our fleet will expand over time despite the ten vessels we sold during 2018. The vessels in our fleet are homogenous and interchangeable, which is a business strategy we refer to as the "Nordic American System".  Our common shares trade under the symbol "NAT" on the New York Stock Exchange, or the NYSE.
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
Our 23 tankers are all Suezmaxes, which have a carrying capacity of one million barrels of oil, are highly versatile, and are able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.
Despite the ten vessels we sold during 2018, we still deem growth a central element of the Nordic American System.  It is essential that we grow accretively, which means that over time our transportation capacity increases more on a percentage basis than our share count.
We pay our dividends from cash on hand. As of the date of this report, we have a cash break-even level of about $16,750 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other cash charges.
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
On June 16, 2017, our Board declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Shareholders' Rights Agreement dated as of June 16, 2017, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent.
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
In conjunction with delivery of the three Newbuildings from Samsung shipyard during 2018 (Newbuildings), we entered into final agreements for the financing with Ocean Yield. Two of the Newbuildings were delivered in the third quarter of 2018 and the last Newbuilding was delivered to us in October 2018. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three Newbuildings. After delivery of each of the vessels, we entered into ten-year bareboat charter agreements.  We are obligated to purchase the vessels upon the completion of the ten-year bareboat charter agreement and also have the option to purchase the vessels after sixty and eighty-four months.  The agreements contain certain financial covenants requiring us to maintain a minimum value adjusted equity and value adjusted equity ratio; minimum liquidity; and minimum values.
On July 25, 2018 we declared a cash dividend of $0.02 per share for the second quarter of 2018, which was paid on September 7, 2018. On November 1, 2018 we declared a cash dividend of $0.01 per share with respect to the third quarter of 2018, which was paid on December 7, 2018. On March 15, 2019 we paid a dividend of $0.04 per share with respect to the fourth quarter of 2018.
During 2018 we sold 10 vessels.  The total gross sales proceeds for these sales was $97.6 million including inventories and before costs of the transactions.  The sales are a part of our commercial strategy and represent an important modernization of the fleet, which now stands at 23 units. The NAT fleet now has an average age of about 10 years.
Refinancing
During 2018, we have made payments to our $500 million revolving Credit Facility entered into with a syndicate of lenders dated October 26, 2012, as amended, or the Credit Facility. On March 10, 2018, June 12, 2018, September 7, 2018 and December 7,2018 we paid down $4.2 million, $1.4 million, $2.8 million and $1.4 million, respectively, on the facility in relation to dividends paid out. In June 2018 we further repaid $10.1 million in relation to the two vessels sold and delivered in the second quarter of 2018 and in July 2018 we repaid another $27.2 million when the remaining six vessels were delivered to their new owners. A further repayment of $18.0 million took place in December 2018 after concluding the sales of the last two pre-2000 built vessels. From the financing of the two Newbuildings delivered in the third quarter of 2018, we also repaid $8.3 million on the Credit Facility and a further $4.2 million in the fourth quarter of 2018 when the last newbuilding was delivered.  Consequently, we brought the outstanding amount under the Credit Facility down from $391.6 million as of December 31, 2017 to a balance of $313.4 million as of December 31, 2018.

Subsequent to December 31, 2018 a further repayment of $13.4 million has taken place, which brought the outstanding loan balance down to $300.0 million. The repayment of $13.4 million is presented as part of Current Portion of Long-Term Debt in our balance sheet and the remaining balance of $300.0 million is presented as Long-Term Debt.

On February 12, 2019 we entered into a new five-year senior secured credit facility for $306.1 million, or the New Credit Facility, that refinanced the outstanding balance on the Credit Facility. Borrowings under the new facility are secured by first priority mortgages over the Company's vessels (excluding the three Ocean Yield vessels) and assignments of earnings and insurance. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash down payment mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and amortization. The agreement contains covenants that require us to maintain $30.0 million in unrestricted cash and a loan-to-vessel value ratio of maximum 70%. We are free to distribute dividends as long as we comply with the covenants of the New Credit Facility.

For more information, please see Item 5.B. Liquidity and Capital Resources with regard to the above described transactions.
As of the date of this annual report, we have 141,969,666 common shares issued and outstanding.
B.	Business Overview
Our Fleet
Our fleet currently consists of 23 Suezmax crude oil tankers, of which the vast majority have been built in Korea. The majority of our vessels are employed in the spot market, together with one vessels currently on longer term time charter agreement expiring in 2020 or later. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.
Vessel	Built in	Deadweight Tons	Delivered in
Nordic Freedom	2005	159,331	2005
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Sirius	2000	150,183	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	159,000	2016
Nordic Space	2017	159,000	2017
Nordic Aquarius	2018	157,000	2018
Nordic Cygnus	2018	157,000	2018
Nordic Tellus	2018	157,000	2018
Employment of Our Fleet
It is our policy to operate our vessels either in the spot market or on shorter-term time charters. Large international oil companies both in the Western and the Eastern parts of the world are important customers.

Spot Charters: Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Under a voyage charter, we are responsible for paying voyage expenses and the charterer is responsible for any delay at the loading or discharging ports. When our tankers are operating on spot charters, the vessels are traded fully at the risk and reward of the Company. Revenues are recognized in a manner to reflect the transfer of the services to our customers over the duration of the voyage and freight is generally billed to the customer upon discharge of the cargo. The Company considers it appropriate to present this type of arrangement on a gross basis in the Statements of Operations. For further information concerning our accounting policies, please see Note 2 to our financial statements.
The tanker industry has historically been stronger in the fall and winter months in anticipation of increased oil consumption in the norther hemisphere during the winter months. Seasonal variations in tanker demand normally result in seasonal fluctuations in the spot market charters.
Time Charters: Under a time charter, the charterer is responsible and pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner is responsible and pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys. Revenue from time charter contracts are recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved.
Technical Management
The technical management of our vessels is handled by companies under direct instructions from NAT. The ship management firms V.Ships Norway AS, Columbia Shipmanagement Ltd, Cyprus and Hellespont Ship Management GmbH & Co KG, Germany, provide the technical management services. The compensation paid under the technical management agreements is in accordance with industry standards.
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
The 2018 Tanker Market (Source: Fearnleys)
2018 was a year of contrast, as much of the year reflected a cyclical downturn before the year ended with a very strong earnings period for the tanker market. Suezmax earnings, as of the fixture date for forward loading for modern vessels, averaged $17,300/day for the year, which according to Fearnleys was up 11.6% from an average of $15,500/day in 2017. Earnings for vessels fixed for forward loading through the first three quarters of the year were, however, just $11,000/day, which was well below the $15,000/day that Suezmaxes were fixed at for forward loading on average during the first three quarters of 2017. Vessels fixed for forward loading during the fourth quarter were, however, very strong, averaging $36,500/day and thereby increasing the annual average for 2018. Earnings in the highly correlated VLCC and Aframax segments averaged $20,100/day and $15,800/day respectively, up 6.9% and 24.4% from the previous year respectively, after a similar development through the year. Low fleet supply growth throughout the year coupled with accelerating demand, absorbed the fleet's excess capacity built during the previous two years and eventually allowed earnings to improve towards year-end.

The total crude oil and product tanker fleet above 25,000 deadweight tons grew 1.4% during the year of 2018. This indicates a slowing in fleet supply growth when compared to a 3.9% growth in 2017 and a 5.3% growth in 2016. The gross orderbook had, however, indicated between 7-8% in fleet supply growth during 2018, but slippage in the delivery schedule for newbuildings coupled with extraordinary scrapping left the net fleet supply substantially lower. The crude tanker fleet grew 0.8%, which was well below the past 10-year average of 3.5%. The product tanker fleet grew 2.8%, also below the past 10-year average of 4.8%. The past 10-year average net fleet growth for the overall crude and product tanker fleet is 3.9%.

The Suezmax segment saw fleet growth above the fleet average, but was still significantly lower than in the previous year. 31 newbuildings were delivered while 23 older vessels were scrapped, leaving the net fleet growth at 1.9%, which is down from 9.1% in 2017. The past 10-year average has in comparison been 5.4%, and the Suezmax fleet counted 527 vessels by the end of 2018. 22% of the fleet were modern, fuel-efficient vessels, which is up from 17% a year earlier. Meanwhile, the highly correlated VLCC and Aframax crude tanker segments experienced a net fleet growth of 1.3% and -1.3%, respectively, after 39 VLCC and 31 Aframaxes were delivered and 31 VLCCs and 42 Aframaxes were scrapped. These fleets counted 724 and 638 vessels by the end of the year respectively.

Scrapping ended at an extraordinary level in 2018, as a total of 18.5 million deadweight tons of tonnage was demolished in the segments from medium range tankers, or MR, up to VLCC size. In comparison, the historic average since 1970 is 7.7 million deadweight tons per annum. Only four years in history can compare with last year's scrapping level, those being 1982-1985, when an average of 20.9 million deadweight tons was scrapped per annum to clear the structural oversupply that the tanker market had suffered under since 1973. The highest scrapping level triggered by the single-hull phase-out was seen in 2003, when 16.5 million deadweight tons were scrapped ahead of the pre-marpol phase-out of the oldest single-hulls. This high scrapping activity is likely triggered by more vessels reaching their typical phase-out age, coupled with regulatory changes such as the ballast water convention and IMO 2020 sulfur cap and weak earnings through much of 2018. At the beginning of 2019, there were still 18 Suezmax vessels at or above the past 10-year average scrap age of 22 years and 37 vessels existing within the 20 years + age group.

Slippage in newbuilding deliveries was another factor that contributed towards reducing the actual supply growth in 2018, versus what the orderbook had suggested at the beginning of the year. In the crude tanker segments, 20.5 million deadweight of newbuilding tonnage was delivered throughout 2018, while the schedule at the beginning of the year had suggested as much as 31.9 million deadweight tons. 11.5 million deadweight tons of tonnage, or 36% of the original schedule, was thereby delayed for various reasons. In the Suezmax segment, the slippage percentage was as much as 42%. The slippage percentage for product tankers was 34.8%.

Tanker demand had a weak start but gradually improved as the year progressed. While the global oil demand growth was 1.3%, down from 1.6% in 2017 according to the IEA, this was still healthy around longer-term trend growth. First quarter demand was the weakest at 98.4 million barrels per day, but this steadily improved to 100.1 million barrels per day in the fourth quarter – making the last quarter of 2018 historic, as it was the first time in history that oil demand reached 100 million barrels. More importantly though, tanker demand saw stronger support from oil production growth, a reflection of both oil demand and the storage cycle, than in the previous two years. Where the oil production growth had been 0.5% in 2016 followed by 0.4% in 2017, growth accelerated to 2.1% in 2018. The acceleration in oil production growth was initially driven by non-OPEC producers, in particular the U.S., before OPEC also increased production through second half of the year.

Preliminary seaborne trade flow data from Fearnleys suggest that crude oil volumes saw strong growth in both the Middle East and Americas last year. The Middle East volumes accelerated after OPEC decided to reverse the production cut that had been in place the previous 1 ½ years at its meeting in June. Most of the higher volumes, and volumes overall, went to Far East buyers, although there was an increase in the trade flow from the Middle East into the Atlantic basin as well. The latter was most likely caused by Atlantic basin demand for also gasoil rich crude oils, as the basin's key oil supply growth otherwise are gasoline/naphtha rich light crude oils from the booming U.S. shale industry. Meanwhile, the U.S. was the main driver behind the higher activity level out of the Americas, followed by Brazil. Europe nearly doubled its imports from the U.S., which caused some of the similar crude oil qualities from FSU to be directed East, instead of the shorter distance into the Mediterranean Sea as it traditionally would be. Furthermore, the U.S. exports remained strong into the Far East despite trade barrier talks with China, as Korea, Taiwan and India in particular stepped in as eager buyers. West Africa volumes grew too, but at a slower pace than the Middle East and Americas, as high depletion troubled Angola's production and domestic turmoil frequently affected Nigeria's production and exports. The crude tanker fleet also continued to enjoy a flow of arbitrage fuel oil cargoes heading from the Caribs and Europe to the Far East.

The Tanker Market 2019
The first quarter of 2019 was weaker than the fourth quarter of 2018, and the average Suezmax Earnings per day decreased from $38,846 in the fourth quarter of 2018 to $20,117 for the first quarter of 2019 based on the indicated rates published by Clarksons. The quoted rates are an average of observations, and as rates are earned over a voyage, the earnings for vessel owners is not expected to decrease as much from the fourth quarter of 2018 to the first quarter of 2019 as the indicative rates reported by Clarksons.
The orderbook for Suezmaxes has decreased over the last twelve months, with 6 vessels delivered in the first quarter of 2019 and 52 on order of which 14 are expected to be delivered in 2019. There have been 4 orders of Suezmaxes so far in 2019.
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO's Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or "CAS." These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or "ESP Code," which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC Convention standards.
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
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 ("the CLC"). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i) injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii) injury to, or economic losses resulting from, the destruction of real and personal property;
(iv) loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii) net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
 (v) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation).    These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
We currently maintain pollution liability coverage insurance in the amount of $3.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States." The effect of this proposal on U.S. environmental regulations is still unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.    Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
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
International Labor Organization
The International Labor Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
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
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.
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
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $350,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.  We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
On January 3, 2013, NATC became our wholly owned subsidiary. NATC consists of the parent company based in Bermuda, and its wholly owned subsidiary, NAT Chartering AS, which is based in Norway. NAT receives administrative and technical operations services through Scandic, and through NATC, commercial management services.

D.	Property, Plant and Equipment
Please see Item 4. Information on the Company B. Business Overview Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the Credit Facility and the financing agreements with Ocean Yield.
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
A.	Operating Results
YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017
	Years Ended December 31,
All figures in USD '000	2018	2017	Variance
Voyage Revenue	289,016	297,141	(2.7%)
Voyage Expenses	(165,012)	(142,465)	15.8%
Vessel Operating Expenses	(80,411)	(87,663)	(8.3%)
Impairment Loss on Vessels	(2,168)	(110,480)	(98.0%)
Impairment Loss on Goodwill	-	(18,979)	N/A
Loss from Disposal of Vessels	(6,619)	-	N/A
General and Administrative Expenses	(12,727)	(12,575)	1.2%
Depreciation Expenses	(60,695)	(100,669)	(39.7%)
Net Operating Loss	(38,616)	(175,690)	(78.0%)
Interest Income	334	347	(3.7%)
Interest Expenses	(34,549)	(20,464)	68.8%
Other Financial Expenses	(14,808)	(727)	1,936.9%
Equity Loss from Associate	(7,667)	(8,435)	(9.1%)
Net (Loss) Income	(95,306)	(204,969)	(53.5%)

Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The table below reconciles our net voyage revenues to voyage revenues.
	Years Ended December 31,
All figures in USD '000, except TCE rate per day	2018	2017	Variance
Voyage Revenue	289,016	297,141	(2.7%)
Less Voyage expenses	(165,012)	(142,465)	15.8%
Net Voyage Revenue	124,004	154,676	(19.8%)
Vessel Calendar Days (1)	9,747	10,892	(10.5%)
Less off-hire days	277	867	(68.1%)
Total TCE days	9,470	10,025	(5.5%)
TCE Rate per day (2)	$13,095	$15,428	(15.1%)
Total Days for vessel operating expenses	9,747	10,892	(10.5%)

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:
i)	The number of TCE days
ii)	The change in the TCE rate achieved.
With regards to i), the decrease of 590 days in offhire days was a result of reduced planned offhire in relation to drydocking of vessels.
The decrease in vessel calendar days is mainly due to the disposal of eight vessels in June and July 2018, offset by three newbuildings delivered in the latter part of 2018.
With regards to ii), the TCE rate decreased by $2,333, or 15.1%. The indicative rates presented by Clarksons Shipping decreased by 0.2% for the twelve months of 2018 compared to the same twelve months in 2017 to $15,536 from $15,570, respectively. The rates presented by Clarksons Shipping for the year ended December 31, 2018 were significantly influenced by the spike in the Suezmax tanker rates in the fourth quarter of 2018. The year to date average as of November 30, 2018 was $13,123 representing a decrease of 15.7% compared to the year ended December 31, 2017. Our average TCE was also positively impacted by the increased tanker rates towards the end of 2018, but not to the same extent as the rates reported by Clarksons Shipping. We expect this spike to materialize to a larger extent in the first quarter of 2019 compared to the rates reported by Clarksons Shipping.
As a result of i) and ii) net voyage revenues decreased by 19.8% from $154.7 million for the year ended December 31, 2017, to $124.0 million for the year ended December 31, 2018.
Voyage expenses increased to $165.0 million from $142.5 million, or 15.8%. The increase in voyage expenses was primarily due to an increase in bunker costs caused by an increase in fuel oil prices compared to prior year.
Vessel operating expenses decreased by $7.2 million, or 8.3%, from $87.7 million in 2017 to $80.4 million in 2018. This was primarily due to the decrease in our fleet as discussed above. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.
An impairment loss on vessels of $2.2 million has been recorded for the year ended December 31, 2018 together with a loss on disposal of vessels of $6.6 million compared to an impairment loss of $110.5 million and no loss on disposal of vessels in 2017.
General and administrative expenses increased insignificantly by $0.1 million, or 1.2%, from $12.6 million in 2017 to $12.7 million in 2018.
Depreciation expenses decreased by $40.0 million, or 39.7%, from $100.7 million in 2017 to $60.7 million in 2018. The decrease is primarily due to the disposal of eight vessels in June and July 2018 and two vessels in December 2018 in combination with an adjustment of the residual value of the vessels at the end of their useful life from $4.0 million to $8.0 million, offset by the addition of three vessels in the latter part of 2018.
Interest expenses increased by $14.0 million, or 68.8%, from $20.5 million in 2017 to $34.5 million in 2018. The increase is due to an increase in the margin paid under the Credit Facility in 2018 compared to 2017 in combination with interest incurred related to the financing arrangement related to the three vessels delivered in 2018.
Other financial expenses increased by $14.1 million mainly due to cancellation of the Backstop facility in 2018 and expense of the associated fees of $13.4 million.
The equity loss from associate of $7.7 million representing our share of $4.5 million of trading losses from our investment in NAO combined with an impairment loss of $2.6 million and a dilution loss of $0.6 million.
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
We launched a registered At-the-Market Offering of our common shares for up to $40.0 million on March 29, 2019, and we believe that our current cash and cash equivalents and cash expected to be generated from operations, together with the measures described above, are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report.
Our Borrowing Activities
Credit Facility and new financing
In 2012, we entered into a $430 million revolving credit facility, which in 2015 was increased to $500 million, with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts with a maturity date for the credit facility in December 2020.
At the end of 2018 and 2017, we had $313.4 and $391.6 million drawn under the Credit Facility, respectively. The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears a variable interest rate and the margin has changed to reflect our perceived credit risk. The Company incurred $4.6 million in deferred financing costs in 2015, which is amortized over the term of the loan and presented net of the outstanding loan balance. The remaining balance as of December 31, 2018 is $1.7 million, which is presented net of the Current Portion of Long Term Debt.
As of December 31, 2016, we were in default with one of our debt covenants; (v) required security ratio of vessel value clause. A waiver was obtained lowering the required ratio to a level where we were in compliance. This waiver was effective until May 31, 2018. Under the terms of the waiver obtained, we were unable to draw further on the Credit Facility, our margin was increased by 2.0 % for the period of the waiver and limitations were placed on dividend distribution until compliance with the terms of the original Credit Facility. The waiver has subsequently been modified and amended.

On December 20, 2017, we signed an agreement for a $375.0 million Backstop Facility. The Backstop Facility was a senior secured loan facility of up to $375.0 million. The Backstop Facility was available for drawing from July 1, 2018. On June 18, 2018 we announced that we decided to not proceed with a bond offering as it was considered not to be in the best interest of our shareholders. Subsequently, the Backstop facility that was not intended to be utilized with its associated terms was cancelled. Consequently, associated fees of $13.1 million are expensed in full in 2018 as Other Financial Expenses.
On May 4, 2018, we entered into an amendment to the credit agreement for the Credit Facility modifying certain of the financial covenants until December 31, 2018, lowering the required security ratio to 135%, lowering the liquidity covenant to $15.0 million (original requirements to be reinstated upon delivery of the first Newbuilding), the minimum market capitalization ratio to $200.0 million and the minimum market capitalization to value adjusted total assets to 25% for the remaining duration of the waiver.  Under the revised terms of the credit agreement, we are unable to draw further on the Credit Facility and the margin was increased to 6.0% from January 1, 2018. We can distribute a maximum dividend of $0.03 per share per quarter or $4.3 million in the aggregate, subject to a corresponding amount being repaid under the Credit Facility. Further, until December 31, 2018, half of any proceeds received by the Company from the sale of equity, up to $75.0 million, had to be used to repay the Credit Facility.
On March 10, 2018, June 12, 2018, September 7, 2018 and December 7, 2018 we repaid $4.3 million, $1.4 million, $2.8 million and $1.4 million, respectively, on the Credit Facility in relation to dividends paid out. In June 2018, we further repaid $10.1 million in relation to the two vessels sold and delivered in the second quarter of 2018 and in July 2018 we repaid another $27.2 million when the remaining six vessels were delivered to their new owners. A further, repayment of $18.0 million took place in December 2018 after concluding the sales of the last two pre-2000 built vessels. From the financing of the two Newbuildings delivered in the third quarter of 2018, we also repaid $8.3 million on the Credit Facility and a further $4.2 million in the fourth quarter of 2018 when the last newbuilding was delivered. Consequently, the outstanding amount under the Credit Facility has been reduced from $391.6 million as of December 31, 2017 to $313.4 million as of December 31, 2018.
On December 18, 2018, the Company informed the lenders about the Company's plan to refinance and retire the Credit Facility. On December 21, 2018 the Company entered into a new amendment to the credit agreement that prolonged the waiver period granted on May 4, 2018 by the lenders to January 31, 2019 and revised the termination date of the loan to February 28, 2019. As of December 31, 2018, we were in compliance with the modified terms under the Credit Facility and the loan was not considered callable.
Subsequent to December 31, 2018 we further repaid $13.4 million that brought the outstanding loan balance down to $300.0 million. The amount of $13.4 million is presented as part of Current Portion of Long- Term debt in our balance sheet. The remaining balance of $300.0 million is presented as Long-Term Debt due to the term of the refinancing discussed below.
On February 12, 2019 we entered into a new five-year senior secured credit facility for $306.1 million, or the new Credit Facility, that refinances the outstanding balance on the Credit Facility as of this date. Borrowings under the New Credit Facility are secured by first priority mortgages over the Company's vessels (excluding the three Newbuildings) and assignments of earnings and insurance. The loan has an amortization equal to a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash down payment mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and amortization. The agreement contains covenants that requires us to maintain a minimum of $30.0 million in unrestricted cash and a loan-to-vessel value ratio of maximum 70%. The Company is free to distribute dividends as long as we comply with the covenants of the New Credit Facility.
Financing of Newbuildings:

On December 1, 2017, we announced our final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our Newbuildings. The three newbuildings were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three Newbuildings and paid the remaining payment obligations to Samsung. Net proceeds of $12.5 million received from Ocean Yield ASA has been used to pay down the drawn amount on the Credit Facility. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements.  We have obligations to purchase the vessels for a consideration of $13.6 million each upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing has a total effective interest rate of 7.28% including a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%; a minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

As of December 31, 2018 we have taken delivery of all the three vessels and the outstanding amount under this financing arrangement was $127.1 million, where $7.3 million is presented as Current Portion of Long-Term Debt. We have incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance.

Liquidity Outlook:

Cash on hand was $49.3 million and $58.4 million as of December 31, 2018 and December 31, 2017, respectively.

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
We have the flexibility to strengthen the liquidity through raising equity to ensure that the Company has sufficient working capital. We launched an At-the-Market Offering of our common shares for up to $40.0 million on March 29, 2019, and we believe that our current cash and cash equivalents and cash expected to be generated from operations, together with the measures described above, are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report.

Cash Flows
YEAR ENDED DECEMBER 31, 2018, COMPARED TO YEAR ENDED DECEMBER 31, 2017
Cash flows (used in) / provided by operating activities decreased to ($16.1) million for the year ended December 31, 2018, from $31.7 million for the year ended December 31, 2017. The change in cash flows provided by operating activities is primarily due to reduction in market rates achieved in 2018 compared to 2017 combined with a negative change in working capital from voyage related activities.
Cash flows provided by / (used in) investing activities increased to $85.0 million for the year ended December 31, 2018, compared to ($46.5) million for the year ended December 31, 2017. The increase of cash flows provided by investing activities is primarily due the Company disposing of ten vessels in 2018 compared to acquiring one vessel in 2017.
Cash flows used in financing activities increased to ($78.0) million for the year ended December 31, 2018, compared to cash flow used in financing activities of ($19.0) million for the year ended December 31, 2017. The increase is primarily due to repayment of the Credit Facility by $78.2 million compared to $55.4 million in 2017 and a reduction in distributed dividends from $54.2 million in 2017 compared to $9.9 million in 2018, offset by issuance of common stock in 2017 with net proceeds of $103.7 million.
The cash on hand was $49.3 million as of December 31, 2018.
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
As of December 31, 2018, we do not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
The Company's contractual obligations as of December 31, 2018, consist of our obligations as borrower under our Credit Facility, our obligations related to financing of our three Newbuildings and our deferred compensation agreement for our Chairman, President and Chief Executive Officer and our former Chief Financial Officer and Executive Vice President.
The following table sets out financial, commercial and other obligations outstanding as of December 31, 2018.
Contractual Obligations in $'000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)*	313,400	313,400	-	-	-
Interest Payments (2)	3,133	3,133	-	-	-
Commitment Fees (3)	551	551	-	-	-
Deferred Compensation Agreement (4)	14,954	-	1,320	1,320	12,314
Financing of Newbuildings (5)	127,140	7,273	15,590	17,038	87,239
Interest Payments Newbuildings (5)	64,653	5,593	10,178	8,694	40,187
Total	523,831	329,950	27,088	27,053	139,740

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2018.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2018. Estimate based on applicable interest rate and drawn amount as of December 31, 2018.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of December 31, 2018. Estimate based on applicable commitment fee and drawn amount as of December 31, 2018.
(4)	Refers to estimated deferred compensation agreements payable to the Company's CEO and former CFO as of December 31, 2018.
(5)	Refers to obligation to repay indebtedness for three newbuildings delivered in 2018.
*We have further entered into a new five-year senior secured credit facility for $306.1 million that refinances the outstanding balance on the Credit Facility as of February 12, 2019. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash amortization mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.
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
Revenues and voyage expenses
We have adopted ASC 606 Revenue from Contracts with Customers with effect from January 1, 2018. The change in the revenue guidance has affected the timing of recognition of revenue from spot charters, as we have changed recognition of revenue from a discharge-to-discharge basis to a load-to-discharge basis. Revenue is therefore recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluded on the date of discharge of the cargo.
On December 31, 2017 we had 19 vessels affected by the change in the revenue recognition standard that resulted in an adjustment to increase our opening balance of accumulated deficit as of January 1, 2018 of $4.1 million. As of December 31, 2018 we had 15 vessels that were impacted by the new revenue recognition policy with an equivalent net increase of $6.3 million on accumulated deficit.
Revenues and voyage expenses are recognized on an accruals basis over the duration of each spot charter.
For vessels operating on spot charters, voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are capitalized between the discharge port of previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfillment costs. Incremental cost to obtain a contract is capitalized and amortized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs when incurred. Expected losses that are deemed probable on voyages are provided for in full at the time such losses can be estimated. We do not capitalize fulfilment cost or recognize revenue when a charter has not been contractually committed to by a customer.
Vessel Impairment
The carrying values of the Company's vessels may not represent their fair value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected from the commercial use of the vessel and its eventual sale is less than the carrying amount of the vessel, the vessel is deemed to be impaired. Impairment charges is assessed and recognized on an individual vessel by vessel basis. Under this approach we identified impairment charges on vessels for the year ended December 31, 2018, December 31, 2017, December 31, 2016 of zero, $110.5 million and zero, respectively.  The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as information about separately identifiable cash flows for each vessel is available.
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

The estimated daily time charter equivalents applied are based on an average of several broker estimates for the first two years of the analysis. For the remaining period from year 3 and to the end of the useful life of each vessel, we have applied a daily time charter equivalent equaling the fifteen-year historical average spot market rate for similar vessels. The broker estimates applied in year one and two are considered a more precise forecast as it captures the shorter-term expected market development of our business. The broker estimates are normally not available for a period exceeding two years. For year 3 and beyond, we believe that the 15-year historical average is a reasonable proxy for our expected cash flows as this average is most likely to encompass the charter rate cycles that our vessels will experience.
The 15-year historical Suezmax Earnings Trend is obtained from Clarksons. We have compared our own achieved rates over the preceding 14 years to rates obtained from Clarksons for the same time period, and we have made an adjustment to the 15 year historical Suezmax Earnings Trend from Clarksons for the differences between our own historical performance and the dayrates reported by Clarksons.
When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated scrap value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have applied a compounded growth factor to the operating expenses, which is calculated based on the average increase in our operating expenses over the last fourteen years. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The scrap value applied is assessed to be $8.0 million per vessel based on market price of scrap per ton multiplied by lightweight tonnage of the vessel, less estimated cost associated with scrapping the vessel. All vessels are maintained for and assumed to have a useful life of 25 years.
During 2018 we initiated and concluded the sale of ten vessels. As of June 30, 2018, we classified six vessels as Held for Sale assets and we identified impairment for those six vessels based on our knowledge of the agreed sales prices for the vessels. As a result, we have in 2018 recorded an impairment loss of $2.2 million related to the six vessels sold and delivered in July 2018. We have additionally recorded a loss on disposal of the ten vessels in 2018 of $6.6 million.
For the vessels in our fleet we have in the table below indicated the following: (1) freight rates applied in our vessel impairment assessment; (2) the break-even rate, if applied from year 1 to the end of the useful life for each vessel, indicates the rate at which undiscounted cash flow do not exceed the book value for the first vessel in our fleet and (3) achieved rates, which represents the five and ten-year average freight rates achieved by the Company.
	Rates used (1)			Break even rate (2)	Achieved Rates (3)
($ per day)	First year	Second year	Thereafter	2018	2014 -2018	2009-2018
NAT fleet	23,362	32,703	29,032	22,419	22,747	20,106

If the five or ten-year average historical rates described under "Achieved Rates" had been used in the cash flow forecast instead of the rates used from year three and onwards, carrying value would exceed the total undiscounted cash flows for nil and four of our vessels, respectively. The four vessels being impaired under this assumption would have resulted in the Company recording an estimated impairment loss of $100.8 million.
The Total Fleet – Comparison of Carrying Value versus Market Value: During the past five years, the market values of vessels have experienced particular volatility, with substantial declines for many vessel classes. During 2018, our fleet of Suezmax vessels has experienced a flat valuation curve with values at the end of 2018 in line with the valuations received at the end of 2017. According to Clarksons Ltd. 146 Suezmax tankers were sold and bought in total between 2014 and 2018, however such transactions may not be vessels as well maintained as the vessels in our fleet. We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.
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
Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ (millions) Dec 31, 2018	Carrying Value $ (millions) Dec 31, 2017
Nordic Freedom*	2005	159,331	2005	39.3	42.5
Nordic Apollo*	2003	159,998	2006	40.4	42.3
Nordic Moon*	2002	160,305	2006	37.4	41.3
Nordic Cosmos*	2003	159,999	2006	39.7	43.7
Nordic Grace*	2002	149,921	2009	30.0	33.1
Nordic Mistral*	2002	164,236	2009	29.6	32.4
Nordic Passat*	2002	164,274	2010	32.0	35.4
Nordic Vega*	2010	163,940	2010	63.4	67.0
Nordic Breeze*	2011	158,597	2011	49.6	52.2
Nordic Zenith*	2011	158,645	2011	50.0	52.6
Nordic Sprinter*	2005	159,089	2014	28.2	30.3
Nordic Skier*	2005	159,089	2014	28.8	30.5
Nordic Light*	2010	158,475	2015	50.9	53.8
Nordic Cross*	2010	158,475	2015	50.9	54.0
Nordic Luna*	2004	150,037	2016	24.8	26.6
Nordic Castor*	2004	150,249	2016	24.5	26.5
Nordic Sirius*	2000	150,183	2016	16.6	16.2
Nordic Pollux*	2003	150,103	2016	23.2	25.3
Nordic Star*	2016	159,000	2016	60.3	62.8
Nordic Space*	2017	159,000	2017	62.2	64.8
Nordic Aquarius	2018	159,000	2018	56.6	-
Nordic Tellus	2018	159,000	2018	57.2	-
Nordic Cygnus	2018	159,000	2018	57.9	-

* The carrying value of our vessels as of December 31, 2018 is $953.8 million. We have obtained broker estimates from two independent shipbrokers indicating a fair market value of our fleet on a charter free basis to be $717.4 million, based on an average of the two estimates including the inherent uncertainty in such estimates. Each vessel marked with an asterisk has a fair market value that is lower than the carrying value. The total carrying value based on the above is consequently exceeding the fair value of the vessels by approximately $236.4 million as of December 31, 2018. We have in our vessel impairment analysis estimated future undiscounted cash flows generated by the vessels over their estimated useful life that exceed their carrying values as of December 31, 2018.
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
Investment in Nordic American Offshore
NAO operates in the offshore market that has been heavily impacted by the downturn in the activity level in the industry. As per December 31, 2018 and 2017 we owned 9,993,535 shares during both years, representing 13.55% and 16.1% of the shares outstanding, respectively.
On December 11, 2018, NAO entered into a share purchase agreement with Scorpio Offshore Investments Inc., a closely held company owned and controlled by the Lolli-Ghetti family, pursuant to which Scorpio has invested $5.0 million in a private placement of NAO's common shares at a price of $0.42 per share.  Following this transaction, we own 13.55% of the outstanding common shares of NAO.
We have considered the investment subsequent to the private placement on December 11, 2018 that resulted in a dilution loss of $0.6 million. We have concluded that the investment no longer qualifies as an equity method investment based on an assessment of the inability to exercise significant influence. Further, we assessed the investment for other-than-temporarily impairment after considering factors including, but not limited to, the fair value of NAO based on the quoted share price as compared to its carrying value, the length of time the investment's fair value had been below carrying value and the limited near-term prospects for a recovery in the share price of NAO and recognized an impairment charge of $2.6 million. Further, the Company has recognized a loss of $4.4 million in proportional share of the results in NAO and a dilution loss of $0.6 million for the period up until December 11, 2018. The amortized cost basis for the investment is determined to be $4.2 million.
The investment is as of December 31, 2018 accounted for as investment securities and the investment is recorded at its fair market value of $4.2 million as of December 31, 2018 with no gains or losses recognized through earnings.
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
The Company
Name	Age	Position
Herbjørn Hansson	71	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	64	Vice Chairman, Director and Audit Committee Chairman
Jan Erik Langangen	68	Director
Richard H. K. Vietor	73	Director
Jim Kelly	65	Director and Audit Committee Member
Bjørn Giaever	51	Chief Financial Officer

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.
Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and attended Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, and reached the position of Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.
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
In 2017 we granted 4,500 common shares to employees. In 2018 and 2017, employees forfeited zero and 8,500, respectively, upon their resignations. No distributions have been done in 2018. The Company holds 22,000 treasury shares as of December 31, 2018 and 2017.
As of December 31, 2018, a total number of 112,165 common shares have been allocated.
A copy of the Amended and Restated 2011 Equity Incentive Plan is filed as Exhibit 4.14 to our 2015 Annual Report on Form 20-F filed with the Commission on March 23, 2016.
Compensation of Directors
The five directors received, in the aggregate, $320,000 in cash fees for their services as directors for the year ended December 31, 2018. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2018. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $18,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.
Executive Pension Plan
Our Chairman, President and Chief Executive Officer has an individual deferred compensation agreement. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 6 to the audited financial statements for further information about the agreement including information related to the deferred compensation agreement for our former Chief Financial Officer who resigned from the Company during 2017. Our current Chief Financial Officer, joining the Company in 2017, has a regular contribution pension plan in line with the Company's policy for employees.
Employment Agreements
As of December 31, 2018 we have employment agreement with Herbjørn Hansson, our Chairman, President & Chief Executive Officer. Mr. Hansson does not receive any additional compensation for his services as a director or Chairman of the Board.

C.	Board Practices
The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2018.  Our Board of Directors has established an Audit Committee, consisting of two independent directors, Mr. Ugland and Mr. Kelly.  Mr. Ugland serves as the audit committee financial expert. The members of the Audit Committee received during 2018, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.
Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies, for more information, please see Item 16G Corporate Governance.
There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
D.	Employees
As of December 31, 2018, the Company had a total of 20 full time employees.
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
Title	Identity of Person	No. of Shares	Percent of Class(1)
Common Shares	Herbjørn Hansson(2)	3,858,409	2.72%
	Jim Kelly		*
	Richard Vietor		*
	Andreas Ove Ugland		*
	Jan Erik Langangen		*
	Bjørn Giæver		*

(1) Based on 141,969,666 common shares outstanding as of the date of this annual report.
(2) Our Chairman and Chief Executive Officer, Herbjørn Hansson, controls these shares with members of his family.
* Less than 1% of our common outstanding shares.
As of April 11, 2019, we had 650 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company's nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 141,969,666 Common Shares outstanding as of the date of this annual report.
B.	Related Party Transactions
Board Members and Employees:
Mr. Jan Erik Langangen, a member of our Board of Directors and an advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to us. We recognized $0.1 million in costs for the year ended December 31, 2018, $0.7 million in costs for the year ended December 31, 2017 and $0.3 million for the year ended December 31, 2016, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the Statements of Operations contained herein. No amounts were due to the related party as of December 31, 2018, 2017 or 2016.

In 2014, we entered into an agreement with an immediate family member of our Chairman for the use of an asset for corporate and marketing activities. We paid a fixed annual fee and fees associated with actual use. This agreement was terminated in 2017. The cost of this arrangement for the year ended December 31, 2016 was $0.1 million, which is included in General and Administrative costs. In 2018 and 2017, use of the asset was paid for upon utilization and we recognized $0.4 million and $0.2 million, respectively. No amounts were due to the related party as of December 31, 2018, 2017 or 2016 related to use of the asset. As of December 31, 2018 we have a receivable of $0.2 million related to prepayments to our Chairman.
On January 8, 2016, a total number of 137,665 common shares, reserved for issuance under the Amended and Restated 2011 Equity Incentive Plan and that are subject to trade restrictions, were allocated to 30 persons employed in our management and to members of the Board of Directors. The holders of the shares are entitled to voting rights as well as to receive dividends paid during the period of trade restrictions. Subsequently, 10,000 shares have vested and 20,000 shares have forfeited from this allocation. We granted zero common shares to employees in 2018 and as of December 31, 2018, a total of 112,165 common shares are outstanding under the Amended and Restated 2011 Equity Incentive Plan.
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
During 2017, our Chairman and Chief Executive Officer purchased approximately 870,000 of our common shares. This includes the 363,636 shares purchased in the offering completed on December 13, 2017, discussed above.
During 2018 and as of the date of this annual report, our Chairman and Chief Executive Officer has not purchased any of our common shares. An immediate family member of our Chairman and Chief Executive Officer has in 2019 purchased 200,000 of our common shares.
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
On December 11, 2018, NAO entered into a share purchase agreement with Scorpio Offshore Investments Inc., a closely held company owned and controlled by the Lolli-Ghetti family, pursuant to which Scorpio has invested $5.0 million in a private placement of NAO's common shares at a price of $0.42 per share.  Following this transaction, we own 13.55% of the outstanding common shares of NAO. As of the date if issue of this annual report our Chairman, President and CEO with immediate family owns 10.45% of NAO's outstanding common shares.

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
Total dividends distributed in 2018 totaled $9.9 million or $0.07 per share. The quarterly dividend payments per share over the last 5 years have been as follows:
Period	2018	2017		2016	2015	2014
1st Quarter	$0.03	$0.20		$0.43	$0.22	$0.12
2nd Quarter	0.01	0.20		0.43	0.38	0.23
3rd Quarter	0.02	0.15	**	0.25	0.40	0.28	*
4th Quarter	0.01	0.03		0.26	0.38	0.14
Total	$0.07	$0.58		$1.37	$1.38	$0.77

* Includes $0.16 per share distributed as dividend-in-kind.
** Includes $0.05 per share distributed as dividend-in-kind.
The Company declared a dividend of $0.04 per share in respect of the fourth quarter of 2018, which was paid to shareholders on March 15, 2019.
B.	Significant Changes
Not applicable.
ITEM 9.	THE OFFER AND LISTING
Not applicable except for Item 9.A.4. and Item 9.C.
Share History and Markets
Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol "NAT."

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
Memorandum of Association and Bye-Laws
The following description of our share capital summarizes the material terms of our Memorandum of Association and our bye-laws.
Under our Memorandum of Association, as amended, our authorized capital consists of 360,000,000 common shares having a par value of $0.01 per share.
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

Redemption. The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.
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
United States Federal Income Tax Considerations
The following discussion is a summary of the material United States federal income tax considerations relevant to the Company and to a United States Holder and Non-United States Holder (each defined below) of our common shares.  This discussion is based on advice received by us from Seward & Kissel LLP, our United States counsel.  This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an "applicable financial statement" and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to shareholders who (i) own our common shares as a capital asset and (ii) own less than 10%, actually or constructively, of our common shares. Shareholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of common shares.

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
We believe that we satisfied the Publicly-Traded Test for our 2018 taxable year since, on more than half the days of the taxable year, we believe the Company's common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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
We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2018 taxable year.  Accordingly, we expect that our common shares will be considered to be "primarily and regularly traded on an established securities market" and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2018 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.
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
Net Basis and Branch Profits Tax Regime
To the extent that the benefits of the exemption under section 883 of the Code are unavailable and our United States-Source Shipping Income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States-Source Shipping Income, net of applicable deductions, would be subject to the United States federal income tax imposed at corporate rate of 21% under present law. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the United States trade or business.
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
The above-mentioned tax considerations does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. Shareholders who wish to clarify their own tax situation should consult and rely upon their own tax advisors.
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
A 100 basis point increase in LIBOR would have resulted in an increase of approximately $3.8 million in our interest expense for the year ended December 31, 2018.
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
We estimate that during 2018, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $9.5 million.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures.
Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2018. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the U.S Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2018.

B.	Management's annual report on internal control over financial reporting.
Our internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that:
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
Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2018, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2018.
C.	Attestation report of the registered public accounting firm.
The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein.
D.	Remediation of Material Weakness.
As discussed in greater detail in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2017, management identified and disclosed a material weakness in our internal controls designed to ensure the proper application of ASC 205-40, Going Concern related to the identification, evaluation and presentation of matters relevant to the Company's ability to continue as a going concern. Specifically, we did not have adequate controls to ensure that the timeliness and comprehensiveness of the performance of the controls related to all those factors that might indicate substantial doubt about the Company's ability to continue for at least the twelve-month period from the date of approval of our annual report were appropriately identified, addressed, and disclosed in the consolidated financial statements, which resulted in the Company recording a vessel impairment loss of $110.5 million and a goodwill impairment loss of $19.0 million for the year ended December 31, 2017.
Throughout 2018, we implemented and executed our remediation plan as described in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2017. We implemented:
•
enhanced procedures related to the review of the sensitivities in the going concern analysis and to the assessment of how changes in our key assumptions applied in the going concern assessment could result in our asset values becoming impaired.

Management has concluded that the remedial actions taken would lead to the prevention or detection of a material misstatement of the Company's consolidated financial statements related to going concern. As such, management have concluded that it has successfully remediated our material weakness as of December 31, 2018.

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
The Company has adopted a code of ethics that applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2018, no such amendment was made or waiver granted.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
A.	Audit Fees
Our Board of Directors has established preapproval and procedures for the engagement of the Company's independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, for the fiscal years ended December 31, 2018 and 2017, respectively, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2018 and 2017.
FISCAL YEAR ENDED DECEMBER 31, 2018	$901,429
FISCAL YEAR ENDED DECEMBER 31, 2017	$1,048,022

B.	Audit-Related Fees
FISCAL YEAR ENDED DECEMBER 31, 2018	$0
FISCAL YEAR ENDED DECEMBER 31, 2017	$0

C.	Tax Fees
Not applicable.
D.	All Other Fees
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

4.12
Facility Agreement USD500,000,000 Revolving Credit Facility by and among Nordic American Tankers Limited as Borrower, arranged by DNB Bank ASA, Nordea Bank Norge ASA and Skandinaviska Enskilda Banken AB dated October 26, 2012 as amended and restated by an amendment and restatement agreement dated December 16, 2015, incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on November 30, 2018.

4.13
Waiver and Consent Letter dated May 4, 2018 from DNB Bank ASA to Nordic American Tankers Limited, incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on November 30, 2018.

4.14	At the Market Issuance Sales Agreement, dated March 29, 2019, by and between Nordic American Tankers Limited and B. Riley FBR, Inc.

8.1	Subsidiaries of Nordic American Tankers Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.

15.2	Consent of Fearnleys

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	April 16, 2019
Name: Herbjørn Hansson
Title: Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

_________________________________________________________________________________

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Nordic American Tankers Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 16, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606 – Revenue From Contracts With Customers.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ KPMG AS

We have served as the Company’s auditor since 2015.
Oslo, Norway
April 16, 2019

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Nordic American Tankers Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Nordic American Tankers Limited and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 16, 2019 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG AS
Oslo, Norway
April 16, 2019

 Nordic American Tankers Limited
Consolidated Statements of Operations for the Years Ended December 31, 2018, 2017 and 2016
All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2018	2017	2016
Voyage Revenues	289,016	297,141	357,451
Voyage Expenses	(165,012)	(142,465)	(125,987)
Vessel Operating Expenses	(80,411)	(87,663)	(80,266)
Impairment Loss on Vessels	(2,168)	(110,480)	-
Impairment Loss on Goodwill	-	(18,979)	-
Loss on Disposal of Vessels	(6,619)	-	-
General and Administrative Expenses	(12,727)	(12,575)	(12,296)
Depreciation Expense	(60,695)	(100,669)	(90,889)
Received Settlement	-	-	5,328
Net Operating (Loss) Income	(38,616)	(175,690)	53,341
Interest Income	334	347	215
Interest Expenses	(34,549)	(20,464)	(11,170)
Other Financial Expenses	(14,729)	(644)	(98)
Total Other Expenses	(48,944)	(20,761)	(11,053)
Net (Loss) Income Before Income Taxes and Equity (Loss)	(87,560)	(196,451)	42,288
Income Tax Expense	(79)	(83)	(102)
Equity Loss from Associate	(7,667)	(8,435)	(46,642)
Net Loss	(95,306)	(204,969)	(4,456)

Basic and Diluted Loss per Share	(0.67)	(1.97)	(0.05)
Basic and Diluted Average Number of Common Shares Outstanding	141,969,666	103,832,680	92,531,001
Cash Dividends per Share	0.07	0.53	1.37

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Comprehensive Loss for The Years Ended December 31, 2018, 2017 AND 2016
All figures in USD '000, except share and per share amount

	Year Ended December 31,
	2018	2017	2016
Net Loss	(95,306)	(204,969)	(4,456)
Other Comprehensive Loss
Translation Differences	(172)	110	29
Unrealized Gain (Loss) on Defined benefit plan	40	(260)	(94)
Other Comprehensive Loss	(132)	(150)	(65)
Total Comprehensive Loss	(95,438)	(205,119)	(4,521)

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Balance Sheets as of December 31, 2018 and 2017
All figures in USD '000, except share and per share amount

	As of December 31,
Assets	2018	2017
Current Assets
Cash and Cash Equivalents	49,327	58,359
Accounts Receivable, Net	22,102	21,699
Accounts Receivable, Related Party	492	775
Prepaid Expenses	3,830	3,376
Inventory	20,291	23,086
Voyages in Progress	15,075	15,308
Other Current Assets	1,828	4,384
Total Current Assets	112,945	126,987
Non-Current Assets
Vessels, Net	953,758	935,813
Deposits for Vessels under Construction	-	50,130
Investment Securities	4,197	-
Investment in Associate	-	12,164
Other Non-Current Assets	211	15,969
Total Non-Current Assets	958,166	1,014,076
Total Assets	1,071,111	1,141,063

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	3,575	3,218
Accrued Voyage Expenses	5,063	10,873
Other Current Liabilities	8,960	11,239
Current Portion of Long-Term Debt	18,692	-
Total Current Liabilities	36,290	25,330

Long-Term Debt	417,836	388,855
Deferred Compensation Liability	14,954	15,814
Total Non-Current Liabilities	432,790	404,669

Commitment and Contingencies	-	-

Shareholders' Equity
Common Stock, Par Value $0.01 per Share 360,000,000 and 180,000,000 authorized, 141,969,666 and 141,969,666 issued and outstanding at December 31, 2018 and December 31, 2017, respectively.	1,420	1,420
Additional Paid-In Capital	123,852	123,439
Contributed Surplus	786,881	796,817
Accumulated Other Comprehensive Loss	(1,319)	(1,187)
Accumulated Deficit	(308,803)	(209,425)
Total Shareholders' Equity	602,031	711,064
Total Liabilities and Shareholders' Equity	1,071,111	1,141,063

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2018, 2017 and 2016
All figures in USD '000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
Balance at January 1, 2016	89,182,001	-	892	114,679	766,122	(972)	-	880,721
Net Loss	-	-	-	-	-	-	(4,456)	(4,456)
Common Shares Distributed – 2011 Equity Incentive Plan	137,665	-	1	-	-	-	-	1
Common Shares Issued, net of $0.4 million issuance cost	12,650,000	-	127	119,942	-	-	-	120,069
Other Comprehensive Loss	-	-	-	-	-	(65)	-	(65)
Share Based Compensation	-	-	-	429	-	-	-	429
Forfeited shares – 2011 Equity Incentive Plan	-	13,500	-	-	-	-	-	-
Dividends Distributed	-	-	-	-	(125,650)	-	-	(125,650)
Balance at December 31, 2016	101,969,666	13,500	1,020	235,050	640,472	(1,037)	(4,456)	871,049
Net Loss	-	-	-	-	-	-	(204,969)	(204,969)
Reduction of share premium	-	-	-	(215,481)	215,481	-	-	-
Common Shares Issued, net of $0.8 million issuance cost	40,000,000	-	400	103,348	-	-	-	103,748
Other Comprehensive Loss	-	-	-	-	-	(150)	-	(150)
Share Based Compensation	-	(4,500)	-	522	-	-	-	522
Forfeited shares – 2011 Equity Incentive Plan	-	13,000	-	-	-	-	-	-
Dividends Distributed	-	-	-	-	(59,136)	-	-	(59,136)
Balance at December 31, 2017	141,969,666	22,000	1,420	123,439	796,817	(1,187)	(209,425)	711,064
Effect of change in accounting policy	-	-	-	-		-	(4,072)	(4,072)
Adjusted balance at January 1, 2018	141,969,666	22,000	1,420	123,439	796,817	(1,187)	(213,497)	706,992
Net Loss	-	-	-	-	-	-	(95,306)	(95,306)
Other Comprehensive Loss	-	-	-	-	-	(132)	-	(132)
Share Based Compensation	-	-	-	413	-	-	-	413
Dividends Distributed	-	-	-	-	(9,936)	-	-	(9,936)
Balance at December 31, 2018	141,969,666	22,000	1,420	123,852	786,881	(1,319)	(308,803)	602,031

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016
All figures in USD '000
	Year Ended December 31,
Cash Flows from Operating Activities	2018	2017	2016
Net Loss	(95,306)	(204,969)	(4,456)
Reconciliation of Net Loss to Net Cash Provided by Operating Activities
Depreciation Expense	60,695	100,669	90,889
Impairment Loss on Vessels	2,168	110,480	-
Impairment Loss on Goodwill	-	18,979	-
Loss on Disposal of Vessels	6,619	-	-
Equity Loss from Associate	7,667	8,435	46,642
Drydock Expenditure	(5,210)	(18,776)	(15,382)
Amortization of Deferred Finance Costs	15,350	1,393	1,382
Deferred Compensation Liability	(860)	1,303	1,369
Share-based Compensation	413	522	430
Other, net	22	(163)	33

Changes in Operating Assets and Liabilities
Accounts Receivables	(357)	(4,258)	10,084
Accounts Receivables, Related Party	237	(145)	12
Inventory	2,794	(2,200)	(6,043)
Prepaid Expenses and Other Current Assets	1,837	(904)	415
Accounts Payable and Accrued Liabilities	(7,112)	1,072	668
Voyages in Progress	(5,059)	20,303	1,743
Net Cash (Used In) / Provided by Operating Activities	(16,103)	31,741	127,786

Cash Flows from Investing Activities
Investment in Vessels	(4,810)	(37,567)	(138,277)
Investment in Other Fixed Assets	(60)	-	(87)
Sale of Vessels	89,624	-	-
Deposits for Vessels under Construction	-	-	(50,130)
Investments in Nordic American Offshore Ltd	-	(10,000)	-
Dividends received from Associate	300	1,041	1,685
Net Cash (Used In) / Provided in Investing Activities	85,054	(46,526)	(186,809)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	-	103,748	120,068
Proceeds from Vessel Financing Newbuildings	12,505	-	-
Proceeds from Use of Credit Facility	-	-	117,000
Repayments on Credit Facility	(78,242)	(55,359)	-
Repayment of Vessel financing Newbuildings	(2,361)	-	-
Transaction Costs Borrowing Facilities	-	(13,125)	(130)
Dividends Distributed	(9,936)	(54,226)	(125,650)
Net Cash (Used In) / Provided by Financing Activities	(78,034)	(18,962)	111,288
Net (Decrease) Increase in Cash and Cash Equivalents	(9,083)	(33,747)	52,266
Cash and Cash Equivalents at Beginning of Year	58,359	82,170	29,889
Effect of Exchange Rate Changes on Cash and Cash Equivalents	51	(64)	15
Release / (Deposit) of restricted cash	-	10,000	-
Cash and Cash Equivalents at End of Year	49,327	58,359	82,170
Cash Paid for Interest, Net of Amounts Capitalized	32,300	19,476	9,840
Restricted Cash	-	-	10,149
Cash Paid for Taxes	83	102	96
Fair Value of Shares Distributed as Dividend in Kind	-	4,910	-

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
The Company is an international tanker company that currently has a fleet of 23 Suezmax tankers. During 2018 the Company has sold ten pre-2000 built vessels and taken delivery of three newbuildings. The Company expects to expand the fleet over time despite the disposal of older tonnage during 2018. The 23 vessels the Company operated per December 31, 2018, average approximately 156,000 dwt each. In 2018, 2017 and 2016, the Company chartered its operating vessels primarily in the spot market.
Through its subsidiary Scandic American Shipping Ltd. ("Scandic"), NAT receives administrative and technical operations services, and through NAT Chartering Ltd ("NATC"), commercial management services. Accordingly, these financial statements are presented on a consolidated basis for NAT and its subsidiaries ("the Company").
Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months.  Seasonal variations in tanker demand normally result in seasonal fluctuations in spot market charter rates.
The Company's Fleet
Including three newbuildings, the Company's current fleet consists of 23 Suezmax crude oil tankers of which the vast majority have been built in Korea.
Vessel	Built in	Deadweight Tons	Delivered to NAT in
Nordic Freedom	2005	159,331	2005
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Sirius	2000	150,183	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	159,000	2016
Nordic Space	2017	159,000	2017
Nordic Tellus	2018	157,000	2018
Nordic Aquarius	2018	157,000	2018
Nordic Cygnus	2018	157,000	2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: These consolidated financial statements ("financial statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP").
Principles of Consolidation: Entities in which NAT has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries' accounting policies are in conformity with U.S.GAAP. All intercompany balances and transactions have been eliminated in the consolidation.
Use of Estimates: Preparation of financial statements in accordance with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.
Foreign Currency Translation: The functional currency of NAT is the United States ("U.S.") dollar as all revenues are received in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The Company's subsidiaries of NATC, NAT Chartering AS, and the European branch of Scandic, have Norwegian Kroner as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders' equity as part of accumulated other comprehensive loss.
Revenue and Expense Recognition: Revenues and expenses are recognized on the accruals basis. Revenues are generated from spot and time charters.
Spot Charters: For vessels operating on spot charters, voyage revenues are recognized ratably over the estimated length of each voyage, on a load-to-discharge basis and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are capitalized between the discharge port of the immediately previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfillment costs. Incremental cost to obtain a contract is capitalized and amortized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Expected losses that are deemed probable on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon loading of cargo and is deemed to end upon the completion of discharge of the same cargo. The Company does not capitalize fulfilment cost or recognize revenue if a charter has not been contractually committed to by a customer.
As the Company's performance obligations are services which are received and consumed by our customers as we perform such services, revenues are recognized over time proportionate to the days elapsed since the service commencement compared to the total days anticipated to complete the service. Freight is generally billed to the customers after the cargo has been discharged and the performance obligation fulfilled by the Company. The Company is responsible for paying voyage expenses and the charterer is responsible for any delay at the load and discharge ports. Demurrage earned during a spot charter represents a variable consideration. The Company recognizes such revenues in the voyage estimates only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Voyage estimates are reviewed and updated over the term of the spot charter contract. When the Company's tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. The Company considers it appropriate to present the gross amount of earned revenue from the spot charter, showing voyage expenses related to the voyage separately in the Statements of Operations.
Time Charters: Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the Company pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys. Revenues from time charter contracts are accounted for as fixed rate operating leases and are recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved.
Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments such as time deposits with original maturities when acquired of three months or less.
Accounts Receivable, Net: Accounts receivable and other receivables are presented net of allowance for doubtful balances. The Company regularly reviews its accounts receivables and estimates the amount of uncollectible receivables each period and provides for an allowance for uncollectable amounts. The assessment of the allowance is based on the age of the unpaid receivables, financial status of the customer and other relevant information. As of December 31, 2018 and December 31, 2017, we made an allowance of approximately $354,000 and $150,000 for doubtful receivables, respectively.
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
Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (based on broker estimates). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days of the vessel, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking expenditures). The Company estimates the daily time charter equivalent for the remaining operating days, utilizing available market data for spot market rates for the initial two-year period and the most recent fifteen-year historical average for similar vessels for the remaining estimated life of the vessel. Useful economic life is assumed to be 25 years from the delivery of the vessel from the shipyard. The salvage value used in the impairment test is estimated to be $8.0 million per vessel. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording an impairment charge.
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
Leases: The Company bareboat charters certain vessels under leasing agreements. Sale-leaseback arrangements where the transaction is not considered a sale under ASC 606 are accounted for as a financing transaction. Consideration received in such sale-leaseback arrangements is recorded as a financial liability. Each lease payment is allocated between liability and interest expense to achieve a constant rate on the financial liability outstanding. The interest element is charged as Interest Expense over the lease period.

Investments in Equity Method Investees: Investments in other entities where the Company has "significant influence" in accordance with U.S.GAAP are accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost and is adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. The Company evaluates its investment in equity method investees for impairment when events or circumstances indicate that the carrying value of the investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Statements of Operations.
Investment Securities: Equity securities are recorded at fair value with changes in fair value recognized in net income.
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
Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. .
Deferred Financing Costs: Financing costs, including fees, commissions and legal expenses are deferred and amortized over the term of the arrangement, which approximates the effective interest method. Incurred fees related to loans not yet drawn are presented as Other non-current Assets. The deferred financing costs are accounted as a direct deduction from the associated debt liability.
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
Two of the Company's wholly-owned subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 23%, 24%, and 25% for the years ended December 31, 2018, 2017 and 2016, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2018, 2017 and 2016 was $79,000, $83,000, and $102,000, respectively. Deferred tax assets related to these entities are inconsequential. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.
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
For the year ended December 31, 2018, one customer accounted for 10.5% of the spot charter revenues. For the year ended December 31, 2017, one customer accounted for 12% of the spot charter revenues. For the year ended December 31, 2016, one customer accounted for 32% of the spot charter revenues.

Accounts receivable, net, as of December 31, 2018, and 2017 were $22.1 and $21.7 million, respectively. As of December 31, 2018, three charterers accounted for 49% of the outstanding accounts receivable, with 24%, 13%, and 12%. As of December 31, 2017, two charterers accounted for 25% of the outstanding accounts receivable, with 11% and 14%.
Recent Accounting Pronouncements:
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. Further, the FASB issued ASU 2018-11, Leases (Topic 842) in July 2018 related to the optional transition method for implementing ASC 842. The Company will apply the practical expedient to not separate nonlease components from the associated lease component and instead to account for those components as a single component if the nonlease component otherwise would be accounted for under the new revenue guidance (ASC 606); and both of the following are met: (1) the timing and patterns of transfer of the nonlease component and associated lease are the same; and (2) the lease component, if accounted for separately, would be classified as  an operating lease. We will adopt ASC 842 using the modified retrospective transition approach. The Company has performed an assessment of the impact from implementation of this standard and does not expect any material changes to its leases of vessels. The vessels leases are considered to be financing transactions, where we do not expect any material changes from implementation of ASC 842.  Further, the Company has identified certain office lease contracts that are expected to result in non-material right-of-use assets and a lease liability. In determining the appropriate discount rate to use in calculating the present value of the Company's contractual office lease payments, the Company will make significant judgement and assumptions to estimate the incremental borrowing rate as the rate implicit in the Company's office lease contracts cannot be readily determined.
In August 2018, the FASB issued ASU 2018-14, Defined Benefit Plans (ASC 715), which amends ASC 715 to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2020 and early adoption is permitted. Management does not expect the adoption of this accounting standard to have a material impact on the Company's consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit losses (ASC 326), which amends the guidance on the impairment of financial instruments. The standard adds an impairment model known as the current expected credit loss ("CECL") model that is based on expected losses rather than incurred losses. Under the new guidance, an entity is required to recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. Unlike the incurred loss models under existing standards, the CECL model does not specify a threshold for the recognition of an impairment allowance. Rather, an entity will recognize its estimate of expected credit losses for financial assets as of the end of the reporting period. Credit impairment will be recognized as an allowance or contra-asset rather than as a direct write-down of the amortized cost basis of a financial asset. However, the carrying amount of a financial asset that is deemed uncollectible will be written off in a manner consistent with existing standards. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2019 and early adoption is permitted. We are in the process of evaluating financial assets on our balance sheet for potential credit losses under the CECL model.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC 820), which changes the fair value measurement disclosure requirements. The new disclosure requirements are: (1) changes in unrealized gains or losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and (2) the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2019 and early adoption is permitted. Management does not have any level 3 fair value measurements and does not expect the adoption of this accounting standard to have a material impact on the Company's consolidated financial statements.
Accounting standards implemented in 2018
Effective January 1, 2018, the Company adopted Revenue from Contracts with Customers (ASC 606), which superseded nearly all existing revenue recognition guidance under U.S. GAAP, applying the modified retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company has applied the cumulative-effect model to all contracts that were not completed at the date of initial application.

For vessels operating on spot charters, voyage revenues are recognized ratably over the estimated length of each voyage, on a load-to-discharge basis. Voyage expenses are capitalized between the discharge port, or contract date if later, and the load port if they qualify as fulfillment costs and are presented as Prepaid Expenses.
The implementation of this standard resulted in a reduction of Voyages in Progress of $5.3 million, a reduction of accrued voyage expenses of $0.6 million and recognition of capitalized spot charter contract fulfilment cost of $0.6 million, with the net effect of $4.1 million being recorded as an increase of Accumulated deficit per January 1, 2018. As of December 31, 2018 the closing balance of assets recognized from the costs to obtain or fulfil a contract was $1.1 million. Further, we are operating a fleet of Suezmax tankers organized as one segment. Our voyage contracts have a duration of one year or less and we applied the exemption related to disclosure of remaining performance obligations.
The effects of the adoption of ASC 606 has resulted in the following changes to our Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statement of Cash Flows for the twelve-months period ended December 31, 2018:
Effect on the Consolidated Balance sheets
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
ASSETS
Total Current Assets	112,945	6,991	119,936
Voyages in Progress	15,075	8,111	23,186
Prepaid Expenses	3,830	(1,120)	2,710
Total Non-Current Assets	958,166	0	958,166
TOTAL ASSETS	1,071,111	6,991	1,078,102
EQUITY AND LIABILITIES
Total Shareholders' Equity	602,031	6,265	608,296
Total Current Liabilities	36,290	726	37,016
Accrued Voyage Expenses	5,063	726	5,789
Total Non-Current Liabilities	432,790	0	432,790
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,071,111	6,991	1,078,102

Effect on the Consolidated Statements of Operations
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
Voyage Revenues	289,016	2,819	291,835
Voyage Expenses	(165,012)	(627)	(165,639)
Net Operating Loss	(38,616)	2,193	(36,423)
Net Loss *	(95,306)	2,193	(93,113)
Total Comprehensive Loss	(95,438)	2,193	(93,245)
* Basic Loss per Share is impacted by $(0.02) from implementation of ASC 606 Revenue from Contracts with Customers

Effect on the Consolidated Statement of Cash Flows
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
Net Loss	(95,306)	2,193	(93,113)
Voyages in Progress	(5,059)	(2,819)	(7,879)
Prepaid Expenses and Other Current Assets	1,837	503	2,340
Accounts Payable and Accrued Liabilities	(7,112)	124	(6,988)
Net Cash (Used In)/Provided by Operating Activities	(16,103)	-	(16,103)

In January 2016, the FASB issued ASU 2016-01 Financial instruments, Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). As a result of the adoption of the standard, we present the change in the fair value of our marketable equity securities in our consolidated statements of operations. The implementation did not result in any adjustments to our opening balance at January 1, 2018. Our investment in Nordic American Offshore Ltd is measured at fair value as of December 31, 2018 without any mark to market loss or gain related to these equity securities recognized in net income in 2018.

No other new accounting policies have been adopted since December 31, 2017.

3.	VESSELS, NET
Vessels, Net, consists of the carrying value of 23 vessels and 30 vessels for the year ended December 31, 2018 and December 31, 2017, respectively. Vessels, Net includes drydocking costs.
Depreciation is calculated based on cost less estimated residual value of $8.0 million (2017: $4.0 million) per vessel over the estimated useful life of the vessel using the straight-line method. The estimate has been updated after observation of a longer period with steel prices obtained for retired Suezmax tankers above our previous estimate and the effect of this change in estimate as of January 1, 2018 has resulted in reduced depreciation charges of $10.0 million for the period ended December 31, 2018. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.

All figures in USD '000	2018		2017
Vessels as of January 1	1,769,967		1,700,040
Additions Vessels	169,446		69,927
Disposals Vessels	(632,326)		-
Drydocking as of January 1	119,303		99,153
Additions Drydocking	8,210		20,150
Disposals Drydocking	(75,182)		-
Total Vessels and Drydocking	1,359,418		1,889,270
Less Accumulated Depreciation	(405,660	)*	(842,977)
Less Accumulated Impairment Loss on Vessels	-	**	(110,480)
Vessels, net	953,758		935,813
*Depreciation charges of $497.0 million related to vessels disposed of in 2018 is excluded
** Impairment charges of $2.2 million and $110.5 million related to vessels disposed of in 2018 is excluded

The Company has taken delivery of three vessels, Nordic Aquarius, Nordic Cygnus and Nordic Tellus in 2018. The Company had paid $50.1 million in deposits for the three vessels delivered in 2018. The Company released $12.5 million in total of the deposits paid upon delivery of the three newbuildings as part of a financing arrangement (see further information in note 9).
The Company has disposed of 10 vessels in the period ending December 31, 2018, which resulted in a net loss of $6.6 million. The first eight vessels were delivered to their new owners in June and July 2018 and the remaining two vessels were delivered to their new owners in December 2018. The cash proceeds to the Company were about $97.6 million, which included $5.7 million in inventory. We also incurred $2.3 million in commissions and other transaction costs. As such the remaining cash inflow to the Company was $89.6 million.
Further, the Company has taken two vessels through periodical maintenance surveys in 2018.
Impairment Loss on Vessels
The Company recorded an impairment loss of $2.2 million and $110.5 million for the years ended December 31, 2018 and December 31, 2017, respectively. The Company did not record any impairment loss on vessels for the year ended December 31, 2016.
The Company reviewed its assets for impairment on an asset by asset basis. In determining whether the assets are recoverable, the Company compared the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value. As of December 31, 2018 it was determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and no impairment was recorded. The Company recorded an impairment charge of $2.2 million related to the six vessels disposed of in July 2018.
In developing estimates of future undiscounted cash flows, we made assumptions and estimates based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated freight rates. Freight rates are volatile and the analysis is based on market rates obtained from third parties, in combination with historical achieved rates by the Company.
4. INVESTMENTS
Nordic American Offshore Ltd. ("NAO") was incorporated on October 17, 2013, and operates Platform Supply Vessels ("PSV").
NAT's ownership in NAO as of December 31, 2018 and 2017 was 13.55% and 16.1%, respectively. On December 11, 2018 NAO raised $5.0 million in new equity and NAT's ownership was reduced from 16.1% to 13.55%. The Company has deemed that the investment no longer qualifies as an equity method investment as of December 11, 2018 based on an assessment of the inability to exercise significant influence and the investment has after this been reclassified and presented as Investment Securities.
The Company assessed the investment on December 11, 2018 for other-than-temporary-impairment and to establish a cost basis. The Company evaluated its investment in NAO for impairment after considering factors including, but not limited to, the fair value of NAO based on the quoted share price as compared to its carrying value, the length of time the investment's fair value had been below carrying value and the limited near-term prospects for a recovery in the share price of NAO and recognized an impairment charge of $2.6 million. Further, the Company has recognized a loss of $4.4 million in proportional share of the results in NAO and a dilution loss of $0.6 million for the period up until December 11, 2018. The cost basis for the investment is determined to be $4.2 million.
The Company has received dividends from NAO for the years ended December 31, 2018 and 2017 of $0.3 million and $1.0 million, respectively. The fair value of NAT's investment in NAO, based on the share price was $4.2 and $12.0 million as of December 31, 2018 and 2017, respectively. The carrying value of the investment per December 31, 2018 is $4.2 million with no gains or losses recognized in earnings from changes in fair market value.
5.	RELATED PARTY TRANSACTIONS
Nordic American Offshore Ltd.:
In December 2013, NAT entered into a management agreement with NAO for the provision of administrative services.  For services under the management agreement, NAT received a management fee of $100,000 for 2018, 2017 and 2016, respectively, and is reimbursed for cost incurred in connection with its services.  NAT also receives reimbursement for a portion of the general and administrative costs such as salary and office rent, among others, incurred by NAT, which is attributable to NAO.  For the year ended December 31, 2018, 2017 and 2016, the Company recognized an aggregate of $2.3 million, $2.3 million and $2.2 million, respectively, for such costs incurred which was included in General and Administrative Expenses.

Board Member and Employees:
Mr. Jan Erik Langangen, Board Member and advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $0.1 million, $0.1 million and $0.3 million in costs in each of the years ended December 31, 2018, 2017 and 2016, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in General and Administrative Expenses. No amounts were due to the related party as of December 31, 2018 and 2017.
In 2014, the Company entered into an agreement with an immediate family member of the Chairman for the use of an asset for corporate and marketing activities. The Company paid a fixed annual fee and fees associated with actual use. This agreement was terminated in 2017. The cost of this arrangement for the year ended December 31, 2016 was $0.1 million, which is included in General and Administrative costs. In 2018 and 2017, use of the asset was paid for upon utilization and the Company recognized $0.4 million and $0.2 million, respectively. No amounts were due to the related party as of December 31, 2018, 2017 or 2016 related to use of the asset. As of December 31, 2018 the Company has a receivable of $0.2 million related to prepayments to our Chairman.
6.	DEFERRED COMPENSATION LIABILITY
In 2010, the Board of Directors approved an unfunded deferred compensation agreement for the Company's former Chief Financial Officer and Executive Vice President. The agreements provide for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The deferred compensation liability for the former Chief Financial Officer and Executive Vice President is denominated in Norwegian currency. The vesting period has ended upon leaving the Company per December 31, 2017 and is payable from the age of 67. Interest is imputed at 2.60% and 2.30% as of December 31, 2018 and 2017, respectively.
In 2007, the Board of Directors approved an unfunded deferred compensation agreement for Herbjørn Hansson, the Chairman, President and CEO, with vesting of benefits accruing from 2004. The agreement provides for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents. The agreement was amended in 2017 for the benefits to vest over a period of employment of 15 years up to a maximum of 66% of the salary level at the time of retirement, age of 72. Interest is imputed at 2.60% and 2.30% as of December 31, 2018 and 2017, respectively. The Company had a restricted deposit account of $10.0 million for securing the financing of this deferred compensation liability per December 31, 2016, where the restriction was lifted in 2017 and 2018. The restriction remains lifted.
The total expense (gain) related to the deferred compensation agreements for the Chairman, President and CEO and the Company's former Chief Financial Officer and Executive Vice President, recognized in 2018, 2017 and 2016 were $(0.3) million, $1.3 million and $1.8 million, respectively. As of December 31, 2018 and 2017 total deferred compensation liability was $14.9 and $15.8 million, respectively.
7.	OTHER NON-CURRENT ASSETS
All figures in USD '000	2018	2017
Fixture, Furniture and Equipment	128	169
Arrangement fees Backstop facility and Newbuildings	-	15,484
Other	83	316
Total as of December 31,	211	15,969

In 2017, the Company incurred customary arrangement fees in relation to entering into financing arrangements as part of the recapitalization program and securing financing of its three newbuildings (see further information in 9).

8.	SHARE-BASED COMPENSATION PLAN
Equity Incentive Plan 2011

In 2011, the Board of Directors decided to establish an incentive plan involving a maximum of 400,000 shares pursuant to a vesting schedule of which all shares were allocated among the management of the Company and the members of the Board of Directors. The shares are forfeited if the grantee leaves the Company before the shares are vested. The holders of the shares are entitled to receive dividends paid in the period as well as voting rights.
In 2011 326,000 and 74,000 shares were granted with a four-year and five-year cliff-vesting period, respectively. 174,000 shares vested in 2013 in relation to the acquisition of Scandic American Shipping Ltd. The remaining shares vested in 2015 and 2016, except for 33,000 common shares that were reallocated to certain employees in 2014 at grant date fair value of $9.84 and four-year cliff vesting period.

In 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan.  The holders of the shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period.
The Company granted 4,500 common shares to employees in 2017 at a grant date fair value of $9.13. In 2017 and 2016, the Company received 13,000 and 13,500 shares from employees who have resigned, respectively. The shares are held as treasury shares at December 31, 2018.
The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to restricted shares under the plan was $0.4 million, $0.5 million, and $0.4 million for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively.
As of December 31, 2018, unrecognized cost related to unvested shares aggregated to $0.4 million, which will be recognized over a weighted period of 0.7 years.
As of December 31, 2018, a total number of 112,165 common shares have been allocated. The Company has 22,000 treasury shares related to the Equity Incentive plan.
The tables below summarize the Company's restricted stock awards as of December 31, 2018:
	Restricted shares -Employees	Weighted-average grant-date fair value - Employees
Non-vested at January 1, 2018	138,665	$13.55
Granted during the year	-	-
Vested during the year	(26,500)	$9.84
Forfeited during the year	-	-
Non-vested at December 31, 2018	112,165	$14.43

9.	LONG-TERM DEBT AND CURRENT PORTION OF LONG TERM DEBT
Credit Facility and new financing:
In 2012, the Company entered into a $430 million revolving credit facility, which in 2015 was increased to $500 million, with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "Credit Facility"). Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts with a maturity date for the facility in December 2020.

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

At the end of 2018 and 2017 the Company had $313.4 million and $391.6 million drawn under its Credit Facility, respectively. The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears spread and a variable interest rate and the margin has changed to reflect our perceived credit risk. The Company incurred $4.6 million in deferred financing costs in 2015, which is amortized over the term of the loan and presented net of the outstanding loan balance. The remaining balance as of December 31, 2018 is $1.7 million, which is presented net of the Current Portion of Long-Term Debt.

As of December 31, 2016, the Company was in default with one of its debt covenants; (v) required security ratio of vessel value clause. A waiver was obtained lowering the required ratio to a level where the Company was in compliance. This waiver was effective until May 31, 2018. Under the terms of the waiver obtained, we were unable to draw further on the Credit Facility, our margin was increased by 2.0 % for the period of the waiver and limitations were placed on dividend distribution until compliance with the terms of the original Credit Facility. The waiver has subsequently been modified and amended.

The Company signed on December 20, 2017 an agreement for a financing facility, or the Backstop Facility. The financing facility was providing for a senior secured loan facility of up to $375.0 million. The Backstop Facility was available for drawing from July 1, 2018. On June 18, 2018 the Company announced that it had decided to not proceed with a bond offering as it was considered not to be in the best interest of the shareholders of the Company. Subsequently, the Backstop facility that was not intended to be utilized with its associated terms was cancelled. Consequently, associated fees of $13.1 million is expensed in full under Other Financial Expenses.

On May 4, 2018 the Company entered into an amendment to the credit agreement for the Credit Facility modifying certain of the financial covenants until December 31, 2018, lowering the required security ratio to 135%, lowering the liquidity covenant to $15.0 million (original requirements to be reinstated upon delivery of the first Newbuilding), the minimum market cap ratio to $200.0 million and the minimum market cap to value adjusted total assets from 45% to 25% for the remaining duration of the waiver. Under the revised terms of the credit agreement, the Company is unable to draw further on the Credit Facility and the margin was increased to 6.0% from January 1, 2018. The Company could distribute a maximum dividend of $0.03 per share per quarter or $4.3 million in the aggregate, subject to a corresponding amount being repaid under the Credit Facility. Further, until December 31, 2018, half of any proceeds received by the Company from the sale of equity, up to $75.0 million, had to be used to repay the Credit Facility.

On March 10, 2018, June 12, 2018, September 7, 2018 and December 7, 2018 the Company repaid $4.3 million, $1.4 million, $2.8 million and $1.4 million, respectively, on the Credit Facility in relation to dividends paid out. In June 2018, the Company further repaid $10.1 million in relation to the two vessels sold and delivered in the second quarter of 2018 and in July 2018 the Company repaid another $27.2 million when the remaining six vessels were delivered to their new owners. A further repayment of $18.0 million took place in December 2018 after concluding the sales of the last two pre-2000 built vessels. From the financing of the two newbuildings delivered in the third quarter of 2018, the Company also repaid $8.3 million on the Credit Facility and a further $4.2 million in the fourth quarter of 2018 when the last newbuilding was delivered. Consequently, the outstanding amount under the Credit Facility has been reduced from $391.6 million as of December 31, 2017 to $313.4 million as of December 31, 2018.

On December 18, 2018 the Company informed the lenders about the Company's plan to refinance and retire the Credit Facility. On December 21, 2018, the Company entered into a new amendment to the credit agreement that prolonged the waiver period granted on May 4, 2018 by the lenders to January 31, 2019 and revising the termination date of the loan to February 28, 2019. As of December 31, 2018 the Company was in compliance with the modified terms under the Credit Facility and the loan was not considered callable.

Subsequent to December 31, 2018 a further repayment of $13.4 million has taken place that brought the outstanding loan balance down to $300.0 million. The amount of $13.4 million is presented as part of Current Portion of Long-Term Debt in the balance sheet. The remaining balance of $300.0 million is presented as Long-Term Debt due to the term of the refinancing discussed below. See further information below.

On February 12, 2019 the Company entered into a new five-year senior secured credit facility for $306.1 million that refinances the outstanding balance on the Credit Facility as of this date. Borrowings under the new facility are secured by first priority mortgages over the Company's vessels (excluding the three Newbuildings, see Financing of Newbuildings below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and amortization. The agreement contains covenants that requires a minimum of $30.0 million in unrestricted cash and a loan-to-vessel value ratio of maximum 70%. The Company is free to distribute dividends as long as compliant with the described covenants.

Financing of Newbuildings

On December 1, 2017, the Company announced the final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our newbuildings. The three newbuildings were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three newbuildings and paid the remaining payment obligations to Samsung. Net proceeds of $12.5 million received from Ocean Yield ASA has been used to pay down the drawn amount on the Credit Facility. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels for a consideration of $13.6 million each upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing has a total effective interest rate of 7.28% including a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

As of December 31, 2018 the Company had taken delivery of all the three vessels and the outstanding amount under this financing arrangement is $127.1 million, where $7.3 million is presented as Current Portion of Long-Term Debt. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance.

As of December 31, 2018 the aggregate annual principal payments required to be made under the Company's debt facilities are as follows:

Debt payments in $'000s	Total	2019	2020	2021	2022	2023	More than 5 years
Credit Facility (1)	313,400	313,400	-	-	-	-	-
Financing of Newbuildings (2)	127,140	7,273	7,629	7,960	8,327	8,711	87,239
Total	440,540	320,673	7,629	7,960	8,327	8,711	87,239

(1)	Refers to obligation to repay indebtness outstanding as of December 31, 2018 under the Credit Facility
(2)	Refers to obligation to repay indebtness outstanding as of December 31, 2018 for three newbuildings delivered in 2018

Liquidity Outlook

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

The Company has flexibility to strengthen the liquidity through raising equity to ensure that the Company has sufficient working capital. The Company launched an At-the-Market Offering of our common shares for up to $40.0 million on March 29, 2019, and believes that the current cash and cash equivalents and cash expected to be generated from operations, together with the measures decribed above, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report.

10.	INTEREST EXPENSES
Interest expenses consist of interest expense on the long-term debt, the commitment fee and amortization of deferred financing costs related to the Credit Facility described in Note 9.
All amounts in USD '000	2018	2017	2016
Interest Expenses, net of capitalized interest	29,753	18,286	8,811
Commitment Fee	3,325	760	937
Amortization of Deferred Financing Costs	1,470	1,393	1,382
Other financial costs	1	25	40
Total Interest Expenses	34,549	20,464	11,170

For the years ended December 31, 2018, 2017 and 2016, $2.6 million, $2.5 million and $1.6 million of interest expenses were capitalized, respectively.
11.	ACCRUED LIABILITIES
All figures in USD '000	2018	2017
Accrued Interest	1,598	1,031
Accrued Expenses	7,362	10,208
Total as of December 31,	8,960	11,239

12.	EARNINGS (LOSS) PER SHARE
Basic earnings per share ("EPS") are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD except number of shares and earnings (loss) per common share	2018	2017	2016
Numerator:
Net Loss	(95,306)	(204,969)	(4,456)
Denominator:
Basic - Weighted Average Common Shares Outstanding	141,969,666	103,832,680	92,531,001
Dilutive – Weighted Average Common Shares Outstanding	141,969,666	103,832,680	92,531,001
Loss per Common Share:
Basic	(0.67)	(1.97)	(0.05)
Diluted	(0.67)	(1.97)	(0.05)

On March 29, 2019, the Company launched an At-the-Market Offering of our common shares for up to $40.0 million. It is discretionary for the Company to issue shares under the arrangement that based on the share price of the Company of $2.10 per share as of April 10, 2019 would have resulted in 19,047,619, new shares being issued, if fully utilizing the At-the-Market Offering.

13.	SHAREHOLDERS' EQUITY
Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of January 1, 2016	180,000,000	89,182,001	892
Equity incentive plan issuance	-	137,665	1
Common Shares Issued in Follow-on Offering	-	12,650,000	127
Balance as of December 31, 2016	180,000,000	101,969,666	1,020
Common Shares Issued in Follow-on Offering	-	40,000,000	400
Balance as of December 31, 2017	180,000,000	141,969,666	1,420
Authorization of additional authorized shares	180,000,000	-	-
Balance as of December 31, 2018	360,000,000	141,969,666	1,420

In December 2017, the Company completed an underwritten public offering of 40,000,000 common shares which increased its equity by $103.7 million.
In December 2018, the Annual General Meeting of the Company approved to increase the Company's authorized share capital from $1.8 million to $3.6 million.
Additional Paid-in Capital
Included in Additional Paid-in Capital is the Company's Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to its creditors and a subsequent period for creditor notice of concern, regarding the Company's intention, following shareholder approval, to transfer such funds to the Company's Contributed Surplus Account and thereby make such funds available for distribution. The Share Premium Fund was $103.4 million as of December 31, 2018 and 2017, respectively. Credits and Charges to Additional Paid in Capital were a result of the accounting for the Company's share based compensation programs and issuance of shares.

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

For the year ended December 31, 2018 and December 31, 2017, the Company paid a dividend of $9.9 million and $59.1 million, respectively, which was charged to the Contributed Surplus Account. The Company's Contributed Surplus account was $786.9 million and $796.8 million per December 31, 2018 and 2017, respectively.

Shareholders' Rights Plan
On June 16, 2017, the Board of Directors adopted a new shareholders' rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company's common shares. As at December 31, 2017, no shares were issued pursuant to the plan.
This shareholders' rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders' rights plan is not intended to deter offers that the Board determines are in the best interests of our shareholders.
14.	RECEIVED SETTLEMENTS AND COMMITMENTS AND CONTINGENCIES
Received settlements
In 2016 the arbitration hearings involving the Suezmax vessel Gulf Scandic (now named Nordic Harrier) was settled between the Company and Gulf Navigation Holding PJSC (GulfNav). The Company recognized in 2016 in aggregate $5.3 million as Received Settlement in the Consolidated Statements of Operations. No transactions related to this matter were recorded in 2018 or 2017.

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
No  material claims have been filed against the Company for the fiscal years ended December 31, 2018 and 2017.
15.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES
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

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the Balance Sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2018 and 2017, are as follows:
All figures in USD '000	Fair Value Hierarchy Level	2018 Fair Value	2018 Carrying Value	2017 Fair Value	2017 Carrying Value
Recurring:
Cash and Cash Equivalents	1	49,327	49,327	58,359	58,359
Credit Facility***	2	(313,400)	(313,400)	(391,641)	(391,641)
Investment in Associate	1	-	-	11,992	12,164
Investment Securities	1	4,197	4,197	-	-
Vessel financing Newbuildings***	2	(127,140)	(127,140)	-	-

Non-recurring:
Vessels* (note 3)	2	-	-	100,000	100,000
Goodwill**	3	-	-	0	0

*Vessels measured at fair value were includes as part of the Vessels balance of $935.8 million in our consolidated balance sheet as of December 31, 2017
**Goodwill was written down to zero as of December 31, 2017. The most important assumptions and estimates applied by us in the goodwill impairment assessment included estimated future cash flows from our vessel operations, which is mainly driven by estimated daily time charter equivalents (TCE), operating expenses and the discount rate. The estimated future cash flows for revenues and operating expenses applied in the goodwill impairment model were aligned with the cash flows applied in the vessel impairment model.
*** The Credit Facility and Vessel financing Newbuildings carry a floating LIBOR interest rate, plus a margin and the fair value is assumed to equal the carrying value.

16.	VOYAGE REVENUES
Our voyage revenues for the year ended December 31, 2018 consist of timecharter revenues and spot charter revenues with the following split:

All amounts in USD '000	2018	2017	2016
Spot charter revenues*	259,978	257,978	325,314
Time charter revenues	29,038	39,646	32,137
Total Voyage Revenues	289,016	297,141	357,451
*Spot charter revenues for 2018 is presented in accordance we ASC 606 Revenue from Contracts with Customers. The comparative information has not been restated.

The future minimum revenues as at December 31, 2018 related to timecharter revenues are as follows:

All amounts in USD '000	Amount
2019	18,315
2020	7,686
2021	7,315
Future minimum revenues	33,316

Time-charter agreements with profit-sharing mechanisms have been included with the minimum rates agreed in the contracts.

17.	SUBSEQUENT EVENTS
On February 12, 2019, the Company entered into a new loan agreement securing a five-year senior secured facility of $306.1 million to refinance the outstanding Credit Facility (see further information in note 9).

On February 19, 2019, the Company declared a cash dividend of $0.04 per share in respect of the results for the fourth quarter of 2018. The dividend of $5.7 million was paid on March 15, 2019.

On March 29, 2019, the Company launched an At-the-Market Offering of our common shares for up to $40.0 million.