Form 20-F/A
period 2018-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2019-06-06
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A
(Amendment No. 1)

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

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during this preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
☐Yes ☐No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the "Amendment") amends the Annual Report on Form 20-F of Nordic American Tankers Limited (the "Company") for the fiscal year ended December 31, 2018, originally filed with the Securities and Exchange Commission (the "SEC") on April 16, 2019 (the "Original Filing"), to include separate audited financial statements of Nordic American Offshore Ltd. ("NAO") pursuant to Rule 3-09 of Regulation S-X ("Rule 3-09") in Part III. The audited financial statements of NAO (the "NAO Financial Statements") were not available at the time of the Original Filing. In accordance with Rule 3-09(b)(2), the NAO Financial Statements are being filed as an amendment to the Original Filing within 6 months after the end of NAO's fiscal year.

In addition, in connection with the filing of this Amendment and pursuant to the rules of the SEC, we are including with this Amendment certain currently dated certifications. Accordingly, Part III has also been amended to reflect the filing of these currently dated certifications.

This Form 20-F/A does not attempt to modify or update any other disclosures set forth in the Original Filing, except as required to reflect the additional information included in Part III of this Form 20-F/A. Additionally, this Form 20-F/A, except for the additional information included in Part III, speaks as of the filing date of the Original Filing and does not update or discuss any other Company developments subsequent to the date of the Original Filing. Accordingly, this Form 20-F/A should be read in conjunction with our filings made with the SEC subsequent to the Original Filing.

PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial information filed as part of this Amendment is set forth on page F-1 to F-20 herein.
ITEM 19.	EXHIBITS

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm of Nordic American Offshore Ltd. – KPMG AS.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
NORDIC AMERICAN TANKERS LIMITED
/s/Herbjørn Hansson	June 6, 2019
Name: Herbjørn Hansson
Title: Chairman, President, and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Nordic American Offshore Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company has suffered recurring losses from operations and is required to raise additional capital in order to refinance its Initial Credit Facility which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ KPMG AS

We have served as the Company’s auditor since 2014.
Oslo, Norway
May 15, 2019

Nordic American Offshore LTD
Consolidated Statements of Operations and Comprehensive (Loss) Income
  for the Years Ended December 31, 2018, 2017 and 2016

All figures in USD ‘000, except share and per share amount	Years ended December 31,
	2018	2017	2016
Charter Revenues	20,654	17,895	17,697
Charter Costs	(2,215)	(1,815)	(1,448)
Vessel Operating Costs	(25,173)	(20,454)	(24,137)
General and Administrative Costs	(4,757)	(4,222)	(4,503)
Depreciation Costs	(17,298)	(17,472)	(16,152)
Impairment Loss on Vessels	(160,080)	-	-
Net Operating Loss	(188,869)	(26,068)	(28,543)
Interest Income	207	298	10
Interest Costs	(8,031)	(4,880)	(3,467)
Other Financial Costs	(601)	327	(151)
Total Financial Costs	(8,425)	(4,255)	(3,608)
Loss before income taxes	(197,294)	(30,323)	(32,151)
Income Tax Benefit	-	997	-
Net Loss and Comprehensive Loss	(197,294)	(29,326)	(32,151)

Basic and Diluted Loss per Share	(31.50)	(5.33)	(15.35)

Basic and Diluted Average Number of Common Shares Outstanding	6,263,094	5,499,561	2,093,926
Cash dividends declared per common share	0.30	0.80	2.80

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Balance Sheets as of December 31, 2018 and 2017
All figures in USD ‘000, except share and per share amount

	As of December 31,
	2018	2017
ASSETS
Current Assets
Cash and Cash Equivalents	8,446	31,506
Accounts Receivable, net	2,602	2,096
Prepaid Expenses	755	1,274
Inventory	1,181	1,510
Other Current Assets	1,176	690
Total Current Assets	14,160	37,076

Non-Current Assets
Vessels, net	176,914	350,635
Total Non-Current Assets	176,914	350,635
Total Assets	191,074	387,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	842	317
Accounts Payable, related party	492	728
Other Current Liabilities	3,147	1,764
Total Current Liabilities	4,481	2,809

Long-Term Debt	132,457	136,552
Other Non-Current Liabilities	71	77
Total Non-Current Liabilities	132,528	136,629
Commitments and Contingencies

Shareholders’ Equity
Preferred shares, par value $0.01 per Share, 50,000,000 and 50,000,000 shares authorized, none issued at December 31, 2018 and December 31, 2017 respectively.	-	-
Common shares, par value $0.10 per Share; 35,000,000 and 20,000,000 shares authorized, 7,648,611 shares issued, 7,374,159 outstanding and 274,452 treasury shares at December 31, 2018 and 6,473,136 shares issued, 6,198,684 outstanding and 274,452 treasury shares at December 31, 2017	764	647
Additional Paid-In Capital	322,914	319,947
Accumulated Deficit	(269,614)	(72,321)
Total Shareholders’ Equity	54,064	248,273
Total Liabilities and Shareholders’ Equity	191,074	387,711

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore Ltd
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2018, 2017 and  2016

All figures in USD ‘000, except number of shares	Number of shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
Balance at January 1, 2016	2,256,053	234	291,467	(10,844)	280,857
Repurchase of shares	(187,368)	-	(8,513)	-	(8,513)
Dividend distributed	-	-	(5,997)	-	(5,997)
Net Loss	-	-	-	(32,151)	(32,151)
Balance at December 31, 2016	2,068,684	234	276,957	(42,995)	234,196
Common Shares Issued, net of $0.9 million issuance cost	4,130,000	413	47,923	-	48,336
Dividends distributed	-	-	(4,933)	-	(4,933)
Net Loss	-	-	-	(29,326)	(29,326)
Balance at December 31, 2017	6,198,684	647	319,947	(72,321)	248,273
Common Shares Issued, private placement, net of $0.1 million of issuance costs	1,175,475	117	4,827	-	4,941
Dividends distributed	-	-	(1,860)	-	(1,860)
Net Loss	-	-	-	(197,294)	(197,294)
Balance at December 31, 2018	7,374,159	764	322,914	(269,614)	54,064

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Offshore LTD
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016

All figures in USD ‘000	Year ended December 31,
	2018	2017	2016
Cash Flows from Operating Activities
Net Loss	(197,294)	(29,326)	(32,151)
Reconciliation of Net Loss to Net Cash Used In Operating Activities
Depreciation Costs	17,298	17,480	16,053
Amortization of Deferred Financing Costs	359	359	359
Overhaul of Engine Costs and Dry-dock	(3,610)	(341)	(151)
Impairment loss on Vessels	160,080	-	-
Foreign currency loss	198	(12)	31
Changes in Operating Assets and Liabilities
Accounts Receivable	(506)	(606)	2,485
Inventory	329	(270)	(446)
Prepaid and Other Current Assets	(326)	262	2,603
Accounts Payable, Accrued Liabilities	1,902	(1,725)	(5,031)
Accounts Payable, Related Party	(237)	147	(15)
Net Cash Used In Operating Activities	(21,807)	(14,032)	(16,262)
Cash Flows from Investing Activities
Investment in Vessels	(46)	(830)	(61,583)

Net Cash Used in Investing Activities	(46)	(830)	(61,583)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	4,945	48,336	-
Repayment of credit facility	(4,095)	-
Proceeds from Use of Credit Facility	-	-	90,000
Repurchase of Treasury Stock	-	-	(8,513)
Cash Dividends Paid to Shareholders	(1,860)	(4,933)	(5,997)
Net Cash (Used in) / Provided by Financing Activities	(1,010)	43,403	75,490
Net (Decrease)/Increase in Cash and Cash Equivalents	(22,863)	28,541	(2,355)

Cash and Cash Equivalents at Beginning of Period	31,506	2,953	5,339
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(198)	12	(31)
Cash and Cash Equivalents at the End of Period	8,446	31,506	2,953

Cash Paid for Interest, Net of Amounts Capitalized	7,090	4,417	2,803
Cash Paid for Tax	-	-	214

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN OFFSHORE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD ‘000 except where noted)

1.	NATURE OF BUSINESS

Nordic American Offshore Ltd. was formed on October 17, 2013 under the laws of the Republic of the Marshall Islands. Our operating fleet as of December 31, 2018 consisted of ten platform supply vessels, or “PSVs”.   We maintain our principal offices at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda.
Effective September 26, 2016, we discontinued our existence as a company organized under the laws of the Republic of the Marshall Islands and continued our existence as an exempted company incorporated under the laws of Bermuda, which we refer to as the Redomiciliation. There was no change in our business, assets and liabilities, principal locations, fiscal year, directors or executive officers following the Redomiciliation, and our financials are presented on an un-interrupted basis. On November 10, 2016, our shareholders approved the adoption of the new bye-laws, or the Bye-laws, at our annual general meeting of shareholders. As a result of the Redomiciliation, the rights of holders of our common shares are now governed by our Bermuda Memorandum of Continuance, the Bye-laws and the Companies Act 1981 of Bermuda, or the Companies Act.
On December 12, 2018, the Company announced that it had entered into a share purchase agreement with Scorpio Offshore Investments Inc, or SOI, pursuant to which SOI invested $5,000,000 in a private placement of the Company’s common shares at a price of $4.20 per share, or the Private Placement.  As part of the Private Placement, Mr. Emanuele Lauro was appointed Chairman and Chief Executive Officer of the Company. In addition, Mr. Robert Bugbee was appointed to the Company’s Board of Directors and to the office of President, Mr. Cameron Mackey was appointed Chief Operating Officer, and Mr. Filippo Lauro was appointed Vice President. Concurrent with the Private Placement Mr. Herbjørn Hansson resigned from the Board of Directors.
Reverse stock split

On January 28, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was adjusted from $0.01 per share to $0.10 per share as a result of the reverse stock split.
The Company’s Fleet

As of December 31, 2018, the Company owned and operated Platform Supply Vessels (“PSV”) in the North Sea.  This fleet consisted of:

Vessel Name	Yard	Year Built	Delivered to NAO
NAO Fighter	Ulstein	2012	January 2014
NAO Prosper	Ulstein	2012	January 2014
NAO Power	Ulstein	2013	January 2014
NAO Thunder	Ulstein	2013	December 2013
NAO Guardian	Ulstein	2013	December 2013
NAO Protector	Ulstein	2013	December 2013
NAO Storm	Ulstein	2015	January 2015
NAO Viking	Ulstein	2015	January 2015
NAO Horizon	Vard	2016	April 2016
NAO Galaxy	Vard	2016	June 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation: Entities in which NAO has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries’ accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and costs during the reporting period. Actual results could differ from those estimates. The effects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Foreign Currency Translation: The functional currency of NAO is the United States (“U.S.”) dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transactions. For the year ended December 31, 2018, a total exchange loss of $0.6 million is included in Other Financial (Costs) Income.  For the years ended December 31, 2017 and December 31, 2016 total exchange gains of $0.3 million and a loss of $0.2 million, respectively, are included in Other Financial (Costs) Income.

Revenue Recognition: Revenues are generated from time charter contracts for which we provide a vessel and crew on a rate per day basis in the spot market and the term market.  Revenues from time charter contracts are accounted for as fixed rate operating leases and are recognized daily over the term of the charter. Revenue from time charter agreements with contingent revenue associated is recognized when the contingency related to it is resolved. Services provided under respective charter contracts represent a single performance obligation satisfied over time and revenues are recognized over the term of the contract.

For the year ended December 31, 2018, the Company has entered into two longer term time charter contracts for two of its vessels with commitments through 2020. Expected time charter revenues for these contracts is $7.2 million in 2019 and $3.7 million in 2020.  The aggregate cost of these vessels was $82.7 million and the aggregate accumulated depreciation (including impairment charges) and carrying value as of December 31, 2018 was $47.9 million and $34.8 million, respectively. There are no long-term time charter contracts that extend beyond 2020. As of December 31, 2017 and 2016, there were no longer term time charter contracts.

Vessel Operating Costs: Vessel operating costs include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication costs, and tonnage tax. These costs are recognized as incurred.

Cash and Cash equivalents: Cash Equivalents consist of highly liquid investments such as time deposits with an original maturity at acquisition of three months or less.
Accounts Receivable: Accounts Receivables are presented net of allowance for doubtful balances. If balances are determined uncollectable, after all means of collections have been exhausted and the potential for recovery is considered to be remote, they are charged against the allowance for doubtful balances. As of December 31, 2018 and 2017, the Company has not made any allowance for doubtful balances.

Inventories: Inventories, which comprise bunker fuel and lubrication oil, are stated at the lower of cost or net realizable value, which is determined on a first-in, first-out (“FIFO”) basis. Bunker fuel onboard at the time of delivery to a charterer is purchased by the charterer and re-purchased by the Company at the time of re-delivery.

Vessels, net: Vessels and equipment are stated at historical costs, less accumulated depreciation which is provided by the straight-line method over their estimated useful life of 25 years. Interest is capitalized in connection with the construction of vessels. The capitalized interest is included as part of the asset to which it relates and depreciated over the asset’s estimated useful life.

Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessel. Repairs and maintenance are expensed as incurred. The vessels’ estimated residual values and useful life are reviewed when there has been a change in circumstances that indicate the original estimate may no longer be appropriate. Residual values are estimated at $1.5 million for each vessel in the fleet at December 31, 2018 and 2017.

Impairment of Long-Lived Assets: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating undiscounted cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (based on broker estimates). We recorded a $160.1 million impairment charge during the year ended December 31, 2018 as a result of a deterioration in market conditions and for the value of our vessels.  This entry is described in Note 4 below.

Drydocking and engine overhaul: The Company’s vessels are required to be drydocked approximately every 30 - 60 months (depending on vessel age), and to have engines overhauled after 10,000 – 11,000 running hours. The Company will capitalize a substantial portion of the costs incurred during drydocking and overhaul, and amortize those costs on a straight line basis from the completion of a drydocking, intermediate survey or overhaul to the estimated completion of the next drydocking or overhaul. Consistent with prior periods, drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking, and for annual class survey costs. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense. For the PSVs acquired an estimate of $500,000 and $250,000 for drydock cost and overhaul costs respectively has been allocated from the purchase price. Drydocking is depreciated over five years, and engine overhauls are depreciated based on the number of running hours within the reporting period according to the built-in overhaul method.
Geographical segments: The Company has not presented segment information as it considers it operates as one reportable segment, the offshore support vessel market, where the majority of our vessels operated in the North Sea during the years ended December 31, 2018, 2017 and 2016. The Company had one vessel operating in West Africa during 2018, on a three-month term contract.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.
Termination Fee: In 2015 the Company received $3.9 million related to a termination of a charter contract for one of its vessels. The termination fee received was subject to future conditions, and was deferred and recognized in future periods when these conditions have been met. $0.4 million and $1.2 million of the termination fee were recognized as charter revenue for the years ended December 31, 2018 and December 31, 2017, respectively. There were no Deferred termination fees as of December 31, 2018. As of December 31, 2017, $0.4 million and $0 were recorded as Accrued Liabilities and Other Non-Current Liabilities.

Income Taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes. The statutory applicable rate to consolidated corporate earnings is 0%.
On March 10, 2014 the Company’s vessels were accepted into the UK Tonnage Tax regime. The Company no longer qualifies for inclusion in the UK Tonnage Tax regime and made an exit as of February 2017, and subsequent to this the Company was subject to the regular tax regime in the UK. No deferred tax asset in respect of losses incurred was recognized at the end of 2017 as the UK operations ceased and so the losses cannot be utilized to offset future UK or other taxable income. On April 1, 2018 eight vessels operated by NAO UK and related bareboat charter agreements were transferred to NAO Norway AS that was established on January 26, 2018 to provide commercial services. On September 28, 2018 the Company NAO UK was placed into members’ voluntary liquidation and on March 19, 2019 the final pre-liquidation tax returns were submitted. The liquidation of NAO UK will be concluded in May 2019.

NAO Norway AS is subject to income tax in Norway for the year ended December 31, 2018 at a rate of 23% of its taxable result. NAO Norway AS recorded a taxable loss of $15.3 million and the income tax expense was $0 for the year ended December 31, 2018. The Company recorded a deferred tax asset of $3.5 million from its net operating loss in Norway and a corresponding full valuation allowance of $3.5 million for the year ended December 31, 2018.  A full valuation allowance has been recognized due to the uncertainty related to the utilization of any carry forward tax losses. The Norwegian net operating losses may be carried forward for an indefinite period according to Norwegian tax law. There are no other permanent or temporary differences in NAO Norway AS for the year ended December 31, 2018.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash is primarily held in major banks and financial institutions in Norway and the United Kingdom and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is minimal. Concentrations of credit risk relative to accounts receivable are limited to the Company’s client base in the energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.

For the year ended December 31, 2018, two charterers accounted for 25% of the total revenues, with 13% and 12% respectively.

For the year ended December 31, 2017, three charterers accounted for 44% of the total revenues with 21%, 13%, and 10%, respectively.

For the year ended December 31, 2016, three charterers accounted for 36% of the total revenues, with 14%, 11%, and 11%, respectively.

For the year ended December 31, 2018, three charterers accounted for 76% of the outstanding accounts receivable, with 32%, 30%, and 14% respectively.

For the year ended December 31, 2017, three charterers accounted for 66% of the outstanding accounts receivable, with 28%, 19%, and 19%, respectively.

Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. Further, the FASB issued ASU 2018-11, Leases (Topic 842) in July 2018 related to the optional transition method for implementing ASC 842. The Company will apply the practical expedient to not separate nonlease components from the associated lease component and instead to account for those components as a single component if the nonlease component otherwise would be accounted for under the new revenue guidance (ASC 606); and both of the following are met: (1) the timing and patterns of transfer of the nonlease component and associated lease are the same; and (2) the lease component, if accounted for separately, would be classified as  an operating lease. We will adopt ASC 842 using the modified retrospective transition approach.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit losses (ASC 326), which amends the guidance on the impairment of financial instruments. The standard adds an impairment model known as the current expected credit loss (“CECL”) model that is based on expected losses rather than incurred losses. Under the new guidance, an entity is required to recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. Unlike the incurred loss models under existing standards, the CECL model does not specify a threshold for the recognition of an impairment allowance. Rather, an entity will recognize its estimate of expected credit losses for financial assets as of the end of the reporting period. Credit impairment will be recognized as an allowance or contra-asset rather than as a direct write-down of the amortized cost basis of a financial asset. However, the carrying amount of a financial asset that is deemed uncollectible will be written off in a manner consistent with existing standards. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2019 and early adoption is permitted. We are in the process of evaluating financial assets on our balance sheet for potential credit losses under the CECL model.

Accounting standards implemented in 2018:
Effective January 1, 2018, the Company adopted Revenue from Contracts with Customers (ASC 606), which superseded nearly all existing revenue recognition guidance under U.S. GAAP, applying the modified retrospective method. It was determined that there was no cumulative effect of applying the new standard and therefore no adjustment to the opening accumulated losses balance was recorded.  The Company’s revenues are based on leases or rental agreements with customers which is not addressed in the new standard.  As a result, the adoption of the new accounting standard did not have material effect on the Company’s consolidated balance sheet, results of operations or cash flows.

3.	RELATED PARTY TRANSACTIONS

Nordic American Tankers Limited:

Nordic American Tankers (“NAT”) participated in the offering in March 2017 by buying 800,000 shares of NAO. NAT announced that its shareholders are expected to receive NAO shares as a part dividend payment from NAT during August 2017. As of December 31, 2018 and 2017, NAT holds 13.55% and 16.12% of the outstanding NAO shares, respectively. NAT has no other direct business transactions with NAO, other than described below.

In December 2013, NAO entered into a management agreement with Scandic American Shipping Ltd, or “Scandic”, a wholly owned subsidiary of NAT, for the provision of administrative services in accordance with its objectives and policies as established and directed by its Board of Directors.

For services under the management agreement, the Company paid $100,000 for 2018, $100,000 for 2017, and $100,000 for 2016 and all directly attributable costs related to the Company are reimbursed. For the years ended December 31, 2018, 2017 and 2016, an aggregate of $2.2 million, $2.3 million and $2.2 million, respectively, for such directly attributable costs were incurred which were included in General and Administrative Costs.

On May 1, 2019, the Company tendered notice to NAT that it shall terminate the management agreement with NAT upon the expiration of 180 days from the date of such notice, or October 28, 2019.

Our former Executive Chairman and High Seas AS, an entity related to our former Executive Chairman, acquired 150,000 shares and 598,101 shares during 2018 and 2017, respectively. From the shares purchased during 2017, 160,000 were acquired in the underwritten public follow-on offering completed during March 2017.  All shares owned by High Seas AS and our former Executive Chairman were acquired in the open market at the trading price, or in offerings at the same price as the other investors. High Seas AS does not hold any position in which it provides services to NAO.

4.	VESSELS, NET

Vessels, Net consist of the carrying value of 10 vessels for the year ended December 31, 2018 and December 31, 2017, respectively. Vessels, Net includes drydocking, engine overhaul costs and capitalized interest from the period of the vessel being constructed.

Depreciation is calculated based on cost less estimated residual value of $1.5 million per vessel over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.

All Figures in USD ‘000	2018	2017
Vessels	404,324	404,377
Drydocking	4,379	2,179
Engine Overhaul	5,246	3,737
Total	413,949	410,293
Less Accumulated Depreciation	76,956	59,658
Less impairment of vessels	160,079	-
Vessels, Net	176,914	350,635

Impairment Loss on Vessels

As of December 31, 2018, our operating fleet consisted of ten PSVs.  Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the carrying amount of the vessel, the vessel is deemed impaired. Impairment charges may be limited to each individual vessel. We evaluated the carrying amount of our fleet at December 31, 2018 (consisting of ten PSVs) and we recorded an impairment charge of $160.1 million on these vessels for the year ended December 31, 2018.  An impairment charge was not recorded for the years ended December 31, 2017 or 2016. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. The average of three broker estimates is used as a reflection of the fair market value of the vessels. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.
In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about its vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, operating costs, capital expenditures, residual value and the estimated remaining useful life of each vessel.
The assumptions used to develop estimates of future undiscounted cash flows for our impairment analysis are based on historical trends as well as future expectations. The estimated undiscounted cash flows are determined by estimating daily charter and utilization rates for the remaining operating days. The Company estimates daily charter and utilization rates for the remaining operating days considering the historical company-specific performance, average for similar vessels and utilizing available market data to estimate charter and utilization rates over the remaining estimated useful life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard for PSVs, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating costs (including planned drydocking and engine overhaul expenditures). Future estimated charter rates in other currencies than USD are converted to USD based on an historical average conversion rate. For purposes of estimating future operating costs as part of our impairment test at December 31, 2018, we have applied a weighted company-specific average from the preceding three financial years and applied an annual growth factor of 2.0%.
When forecasting the daily charter rates for the remaining useful life of the vessels, we have applied an internally developed model in combination with external data. For the first and second year of our analysis we have applied the lowest of our weighted company-specific achieved average rates and the rates provided by a third party for the preceding three year period. For year three of our analysis we have applied a one year ramp up period where rates are based on 75% of the 15-year historical average rates provided by a third party, while applying a utilization rate of 75%. The ramp up period is applied to reflect a potentially slower return to historical activity levels. For the rates and utilization thereafter we use the 15-year historical average as provided by a third party.

For the 15-year historical average charter rate in GBP, provided by a third party, we have applied a 10-year average conversion rate between USD and GBP. The average conversion rate applied represents the historical exchange rate between USD and GBP, which we consider to be a representative approach for this currency swap also for the future periods.
Cost associated with vessels in lay-up have been included in the estimation for the relevant vessels and for the expected time of lay-up. No revenue is generated during lay-up.
When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated scrap value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have applied a compounded growth factor to the operating expenses. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The scrap value applied to our PSVs for purposes of the impairment testing at December 31, 2018 is assessed to be $1.5 million per vessel.
We have applied a probability-weighted approach (as per ASC 360-10-35-30) to reflect the possibility of different ranges and outcomes in our estimated cash flows. We recognize that there is more uncertainty related to assumption for cash flows that are several years ahead for long-lived assets like our vessels with a significant number of years left of remaining useful life and we have experienced a slower market recovery than expected in prior years. As such, we have prepared a probability based approach taking into account possible lower than expected outcomes for the main inputs to the model. The different outcomes are mainly applied to the long-term assumption in the model rather than the initial three-year period in our model.
We have applied probabilities to the following main inputs:
•	Rates
•	Utilization
•	Foreign currency conversion
Rates and utilization in the offshore industry are closely related. As demand for ships increases and supply decreases, the rates tend to be driven up. The oil sector has in recent years and especially after the financial crisis, become more coordinated and efficient as a result of lower prices per barrel and a strive for lower break even costs. In addition, there are many laid-up vessels and owners eager to get them back in operation, which in turn indicate that it will take time to get the rates and the utilization of the fleet up to historical levels. Based on this we have weighted our base case scenario that includes the assumptions discussed above with 70%, and a lower than expected scenario that includes the assumptions discussed below with 30%. We have considered the 12-year historical dayrates for PSVs, noting that rates in four out of these twelve years have been in the lower range and taken this into account when weighting the low case scenario.

In the low case scenario, we have excluded the peak period for utilization and rates pre-2009 and accordingly applied a 10-year average for rates and utilization. This estimate is applied for the cash flows from year four and onwards in the calculation. The rate applied in year three (ramp-up period) is set as 75% of the long-term rate.
In our base case we have applied the 10-year average currency rate. Historical data for this period shows a declining USD/GBP currency cross and in our low case scenario we have applied the three-year average currency rate.

The table below indicates the (1) charter rates applied in our impairment assessment, (2) company-specific achieved rates and (3) historical market rates for the North Sea, obtained from an external party.

	Rates used (1)				Achieved rates (2)		Market rates (3)
$ per day	First year	Second year	Third year	Thereafter	2018	2017	2004- 2018	2009- 2018
Rates	$9,523	$9,523	$13,067	$17,423	$$12,470	$10,784	$19,582	$14,874
Utilization	62%	62%	75%	84.6%	60%	65%	87%	82%
As a result of our impairment test, we have recorded an impairment loss of $160.1 million related to our ten PSVs to write the carrying values of these vessels down to their estimated fair values as of December 31, 2018.  During the years ended December 31, 2017 and 2016, the market value of our PSVs declined, and we identified impairment indicators.  However, in each of those years under our approach, we determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and therefore, an impairment charge was not recorded.

5.	DEBT

Initial Credit Facility

On December 19, 2013, the Company entered into a $60.0 million revolving credit facility (“Initial Credit Facility”) with a syndicate of lenders in order to secure available liquidity for general corporate purposes. Amounts borrowed under the Initial Credit Facility bear interest at an annual rate equal to LIBOR plus a margin, and the Company pays a commitment fee on any undrawn amounts. The Initial Credit Facility originally matured in December 2018.

In March 2015 the Company expanded its Initial Credit Facility from $60.0 million to $150.0 million. The new maturity of the expanded Initial Credit Facility is March 2020. There were no repayment requirements before maturity on the Initial Credit Facility.

Borrowings under the Initial Credit Facility are secured by first priority mortgages on the Company’s vessels and assignments of earnings and insurance. Under the Initial Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum value adjusted amount of equity, and (ii) a minimum value adjusted equity ratio, and (iii) a minimum level of liquidity, and (iv) a positive working capital. The Initial Credit Facility also includes customary events of default, including non-payment, breach of covenants, insolvency, cross defaults and material adverse change. A breach of any of these covenants would result in the Initial Credit Facility being callable by the lenders. In connection with the establishment and expansion of the Initial Credit Facility the Company incurred $0.8 million and $1.2 million in 2013 and 2015, respectively, in deferred financing cost, which is amortized over the term of the loan.

As of December 31, 2016  the Company was in breach with three of its debt covenants, (i) the minimum value adjusted amount of equity, (ii) the minimum value adjusted equity ratio clause and (iii) a minimum level of liquidity. In 2017 a waiver was obtained from the lenders lowering (i) the minimum value of equity and (ii) the minimum value adjusted equity ratio covenant requirements to levels at which the Company was in compliance, and suspending (iii) the minimum level of liquidity covenant. These waivers were effective until April 30, 2018. Under the waiver the Company was unable to draw further on the Initial Credit Facility.

On April 30, 2018 the Company entered into an amendment to the credit agreement for the Initial Credit Facility that extended the waiver period up until December 31, 2019. Under the terms of the waiver obtained, the Company was unable to draw further on the Initial Credit Facility until it complies with the original terms and conditions under the Initial Credit Facility agreement and the interest rate increased from LIBOR plus 2.0% to LIBOR plus 4.0%. The Company can distribute dividends, subject to a corresponding amount being repaid under the Initial Credit Facility.

In September 2018, we made an unscheduled payment of $1.575 million on our Initial Credit Facility to regain compliance with the Security Coverage Ratio (requiring that the aggregate fair market value of the vessels securing the loan does not fall below 150% of the outstanding loan) set forth thereunder.  At the end of September 2018, vessel values were remeasured and, given a further deterioration in such values, we were again in non-compliance of the Security Coverage Ratio at September 30, 2018.

In December 2018, the Company entered into a share purchase agreement with Scorpio Offshore Investment Inc., or SOI. SOI invested $5 million in a private placement of the Company’s shares at a price of $4.20 per share, or the Private Placement. The Private Placement was finalized December 12, 2018 and effective upon closing of the Private Placement, $1.9 million of the proceeds were immediately used to cure the covenant breach at third quarter. As a result of this transaction, the composition of senior management and the Board of Directors changed. Subsequent to the Private Placement, the new management commenced negotiations with the banks under the Initial Credit Facility, with the goal to secure the long-term financing of the Company. A waiver was granted on December 12, 2018 that effectively waived the prior financial covenants up until February 6, 2019 and reintroduced the original covenants upon expiry of the waiver. Under the waiver the Company is required to have a minimum liquidity of $5 million, which increases to $7.5 million immediately following any drawdown on the Equity Line of Credit that was entered into in March 2019 (as described below and in Note 12).  The private placement with SOI and the $1.9 million repayment on the Initial Credit Facility were conditions to executing this waiver and consent.  As of December 31, 2018, we were in compliance with the modified terms under the Initial Credit Facility and the loan was not considered callable.

In March 2019, the lenders under the Initial Credit Facility further extended the waiver period, and ultimately an agreement was reached in March 2019 to extend the waiver period until January 31, 2020 as part of a broader set of agreements to recapitalize the Company.  This agreement includes a commitment by the lenders under the Initial Credit Facility, subject to certain conditions precedent, the most significant of which is the requirement to raise an additional $15 million of equity before January 31, 2020, for a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility. These transactions, including the terms under the new $132.9 million term loan facility are described in Note 12.

As at December 31, 2018 and 2017, the Company had $132.9 million and $137.0 million drawn on its Initial Credit Facility, respectively.

Liquidity Outlook
Under ASC paragraph 205-40, or the Standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates  substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.  Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.
The Company regularly performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.  Nevertheless, volatility in the offshore market makes forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations.
Current economic conditions in the offshore market are challenging, resulting in the incurrence of recurring losses. These conditions have resulted in breaches of the Company’s financial covenants under its Initial Credit Facility and have prompted the Company to secure additional liquidity to continue in operation.  If the rates and utilization of our vessels continue to face headwinds for the coming 12 months, then we may have to ask our lenders for further waivers to meet the obligations of the Company and to comply with our financial covenants.  We could also pursue other means to raise liquidity to meet our obligations such as through the sale of vessels, however there can be no assurance that these or other measures will be successful.

The Company’s efforts to secure additional liquidity included the entrance into a common stock purchase agreement, or the Equity Line of Credit, with SOI (a related party affiliate) and Mackenzie Financial Corporation in March 2019. The Equity Line of Credit provides for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares were issued under the Equity Line of Credit for approximately $2.78 per share and net proceeds of $9.0 million.
Additionally, as discussed above, we have agreed to the extension of waivers of certain financial covenants with which the Company was in breach, to extend such waivers up until January 31, 2020.  We also received commitments from the lenders under the Initial Credit Facility, upon the satisfaction of certain conditions precedent, to a new $132.9 million term loan facility with a maturity of December 6, 2023 (which is further described in Note 12) to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of December 31, 2018.  Among these conditions precedent is the requirement to raise an additional $15.0 million of equity, which is uncommitted as of the date of these financial statements.  Management’s plans include raising additional equity via the capital markets in order to meet this condition.  As those plans have not been finalized, the satisfaction of this condition is not considered probable under the Standard. If we are unsuccessful in raising this additional equity, then we may have to ask our lenders under the Initial Credit Facility for further waivers prior to the expiration of the waiver period of January 31, 2020. As such contingency plans have not commenced, such actions also are not considered probable for purposes of the Standard.  Accordingly, under the Standard, neither the raising of $15.0 million of additional equity, nor management’s contingency plans to negotiate further waivers beyond January 31, 2020, are considered probable and as a result substantial doubt is deemed to exist about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.
6.	INTEREST COSTS

Interest costs consist of interest incurred on the long-term debt, the commitment fee and amortization of the deferred financing cost related to the Credit Facility described in Note 5.

All amounts in USD ‘000	2018	2017	2016
Interest Costs, net of capitalized interest	7,574	4,428	2,781
Commitment Fee	98	93	327
Amortization of Deferred Financing Cost	359	359	359
Total interest costs	8,031	4,880	3,467

7.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing net (loss) income by the weighted average number of common shares outstanding for the period. Diluted EPS is calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the years ended December 31, 2018, 2017 and 2016, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive.

All figures in USD	2018	2017	2016
Numerator
Net Loss	(197,294,000)	(29,326,000)	(32,151,000)
Denominator
Basic and diluted - Weighted Average Common Shares Outstanding	6,263,094	5,499,561	2,093,926

Loss per Common Share
Basic and diluted	(31.50)	(5.33)	(15.35)

8.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares for the years ended December 31, 2016, 2017 and 2018:

	Authorized common shares	Authorized preferred shares	Issued Shares	Outstanding Shares
Balance, January 1, 2016	20,000,000	50,000,000	2,343,136	2,256,053
Common Shares Repurchased under Share Repurchase Program				(30,194)
Common Shares Repurchased in Private Transaction				(157,175)
Balance, December 31, 2016	20,000,000	50,000,000	2,343,136	2,068,684
Common Shares Issued			4,130,000	4,130,000

Balance, December 31, 2017	20,000,000	50,000,000	6,473,136	6,198,684
Authorized share capital	15,000,000
Common Shares Issued, Private Placement			1,175,475	1,175,475

Balance, December 31, 2018	35,000,000	50,000,000	7,648,611	7,374,159
Common shares authorized and issued
On December 11, 2018 on The Annual General Meeting of the shareholders it was resolved to increase the company’s authorized share capital from $2,000,000 to $4,000,000. As a result of this increase, the Company’s authorized share capital is 35,000,000 common shares, par value $0.10 per share (or $3,500,000) and 50,000,000 preferred shares, par value $0.01 per share (or $500,000).
In December 2018, we issued an aggregate of 1,175,474 common shares in a private placement with SOI at $4.20 per share, resulting in net proceeds to us of $4.9 million.  $1.9 million of the proceeds were immediately used to cure the covenant non-compliance existing at the third quarter of 2018.
In March 2017, the Company completed an underwritten public follow-on offering of 4,130,000 common shares, which included 130,000 common shares sold pursuant to the underwriters' partial exercise of the overallotment option to purchase additional common shares, at a price of $12.50 per share. The net proceeds the Company received from the offering were used for general corporate purposes and working capital purposes. The net proceeds of this offering were approximately $48.3 million.
Repurchase plan
In May 2015 the Company announced a share repurchase program under which the Company may repurchase up to 2.5 million of NAO’s outstanding common stock over the two subsequent years. The Company repurchased 30,194 shares under the share repurchase program during the year ended December 31, 2016.  The Company has repurchased a total of 117,277 shares under the share repurchase program since inception.  The repurchase program had a maturity of two years, and expired in May 2017.
9.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES
The majority of NAO and its subsidiaries’ transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets and liabilities that are recorded on the balance sheet as fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other assets accounted for under fair value.
-	The carrying value of cash and cash equivalents is a reasonable estimate of fair value.
-
The estimated fair value for the long-term debt is considered to be equal to the carrying values since it reflects both a recently revised margin and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company’s financial instruments and other assets accounted for under fair value at December 31, 2018 and 2017 are as follows:
All figures in USD ‘000	Fair Value Hierarchy Level	2018 Fair Value	2018 Carrying Value	2017 Fair Value	2017 Carrying Value
Recurring
Cash and Cash Equivalents	1	8,446	8,446	31,506	31,506
Initial Credit Facility	2	(132,900)	(132,900)	(137,000)	(137,000)

Non-recurring
Vessels	2	176,914	176,914	-	-

The estimated fair value for the Initial Credit Facility is considered to be approximately equal to the carrying value since it reflects both a recently revised margin and a variable interest rate.
10.	ACCRUED LIABILITIES
The following table sets forth the components of our accrued liabilities as of December 31, 2018 and December 31, 2017:
Accrued Liabilities
All figures in USD ‘000	2018	2017
Accrued Interest	1,274	692
Accrued Costs	1,872	684
Deferred Revenues	-	388
Total as of December 31,	3,146	1,764
11.	COMMITMENTS AND CONTINGENCIES
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
No claims have been filed against the Company, nor has it been party to any legal proceedings for the fiscal years ended December 31, 2018 and 2017.

12.	SUBSEQUENT EVENTS
Reverse Stock Split
On January 28, 2019, the Company completed a one-for-ten reverse stock split. Pursuant to this reverse stock split, the common shares outstanding were reduced from 73,741,595 shares to 7,374,034 shares (which reflects adjustments for fractional share settlements). The par value was adjusted to $0.10 per share as a result of the reverse stock split. On March 1, 2019, the Company received confirmation from the NYSE that it regained compliance with the NYSE’s continued listing standards as a result of the increased market price for the Company’s common shares following the reverse stock split.
Equity Line of Credit
In April 2019, the Company also entered into a common stock purchase agreement, or the Equity Line of Credit, with SOI (a related party affiliate) and Mackenzie Financial Corporation.  SOI is a closely held company that is owned and controlled by certain members of the Lolli-Ghetti family, of which our Chairman and Chief Executive Officer, Emanuele Lauro, and our Vice President, Filippo Lauro, are members. The Equity Line of Credit provides for $20 million to be available on demand to the Company in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, 3,240,418 common shares were issued under the Equity Line of Credit for approximately $2.78 per share and net proceeds of $9.0 million.
Acquisition of SOHI vessels and assumed indebtedness with DVB
In April 2019, the Company acquired 13 vessels, including associated debt, consisting of two anchor handling tug supply vessels (“AHTS”) and 11 crew boats from Scorpio Offshore Holding Inc., or SOHI, a related party affiliate that is a closely held company owned and controlled by certain members of the Lolli-Ghetti family, including Emanuele Lauro and Filippo Lauro, in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for aggregate net consideration of $22.6 million.  As part of the transaction, the Company also assumed the aggregate outstanding indebtedness under a term loan facility with DVB Bank SE Nordic Branch (“DVB”) relating to two of the acquired vessels of $9.0 million.  This credit facility, which we refer to as our ‘DVB Credit Facility’ was supplemented on April 10, 2019 (the “DVB Supplemental Agreement”) as part of this transaction, and is described below.
Additionally, as discussed in Note 5, we also received commitments from the lenders under the Initial Credit Facility, upon the satisfaction of certain conditions precedent, to a new $132.9 million term loan facility with a maturity of December 6, 2023 (which is further described below) to refinance the Initial Credit Facility, which had an outstanding balance of $132.9 million as of December 31, 2018.  Among these conditions precedent is the requirement to raise an additional $15.0 million of equity in cash to be raised by January 31, 2020, which is currently uncommitted as of the date of these financial statements.  Under the terms of the DVB Supplemental Agreement, DVB has the right, but not the obligation, to unwind the sales of the two AHTS vessels if the additional $15.0 million of equity is not raised by October 31, 2019.  Under this scenario, the shares in the vessel owning subsidiaries for these two vessels (which would include the related net working capital and outstanding indebtedness under the DVB Credit Facility) would be exchanged for the shares of the Company that were previously issued as consideration for the transaction on the date of the unwinding.
Background for the transaction
The market for offshore support vessels in general, and the Company specifically has experienced adverse market conditions since 2015.  As a result, the Company has undertaken efforts to stabilize the Company’s financial position including, but not limited to engaging with the lenders of its Initial Credit Facility to obtain waivers and extensions on the terms of such facility, raising additional liquidity and reducing the Company’s financial leverage.  As part of this process, and given the constraints on the Company’s liquidity position throughout this trough in the cycle, the Company sought ways to reduce the financial leverage of the Company through the issuance of equity.

The rationale for considering the transaction was twofold:
•
The opportunity presented itself to acquire complementary assets in exchange for the issuance of equity.  By incorporating assets with a debt to capitalization ratio of 28%, the Company took a significant step towards its objective of reducing its financial leverage.

•
Moreover, both fleets operate in the offshore support vessel market and although the Company operated exclusively in the North Sea while the SOHI vessels operated in West Africa, both fleets were exposed to the same market dynamics. Both fleets believed that the consolidation of two fleets in the same industry will create a more efficient investment vehicle with a broader footprint in the offshore market.

Accounting for the transaction
The accounting treatment for this transaction is in the process of being determined.  The Company has preliminarily concluded that the transaction will be accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.  Furthermore, we are in the process of assessing whether this transaction constitutes a common control and/or a reverse acquisition of assets.
Waiver Extension of Initial Credit Facility
As part of the aforementioned transactions, the lenders to the Company’s Initial Credit Facility have agreed to the extension of waivers of certain financial covenants with which the Company was in breach, to extend such waivers up until January 31, 2020.  Moreover, the Company has received commitments from the lenders under its Credit Facility, upon satisfaction of certain conditions precedent by the Company, the most significant of which is the requirement to raise an additional $15 million of equity before January 31, 2020, to a new $132.9 million term loan facility with maturity of December 6, 2023 to refinance the Initial Credit Facility, which has an outstanding balance of $132.9 million as of the date of this annual report.
The new $132.9 million term loan is expected to be collateralized by the ten PSVs that currently collateralize the Initial Credit Facility in addition to the 11 crew boats acquired from SOHI, bears interest at LIBOR plus a margin 3.50% (which can be reduced if the Company meets certain Net Debt to EBITDA thresholds) and is expected to be repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.  This new credit facility is also expected to contain restrictive financial covenants as follows:
•	Cash and cash equivalents shall at all times be equal to or greater of (i) $12,500,000 and (ii) $750,000 per vessel above 2,500 DWT.
•	Current assets shall at all times exceed current liabilities less the current portion of long term liabilities.
•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
DVB Credit Facility
As described above, the Company assumed the indebtedness of $9.0 million as part of the acquisition of two AHTS vessels from SOHI under a credit facility with DVB Bank SE Nordic Branch.  We refer to this credit facility as our DVB Credit Facility.  This loan was executed and fully drawn in September 2017.
The DVB Credit Facility bears interest at LIBOR plus a margin of 2.75% and contains a financial covenant whereby the Company must maintain minimum liquidity of an aggregate of $0.8 million in the bank accounts that are pledged as security under the facility.  The terms of this credit facility also require that the Company fund any Excess Earnings (defined as each vessels’ earnings less budgeted operating expenses, interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessel’s next scheduled drydock.
For the first 36 months after the initial drawdown date (through September 2020), any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the credit facility.  Starting 39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.  The outstanding balance under this facility was $9.0 million as of the date of this report.
This facility contains financial and restrictive covenants, which require the borrowers to, among other things, comply with certain financial tests (as described above); deliver semi-annual and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws); and maintain flag and class of the vessels. Other such covenants may require the borrowers to obtain lender approval on changes in the borrowers vessels’ managers; limit the borrowers’ ability to place liens on the borrowers’ assets; limit the borrowers’ ability to incur additional indebtedness; prohibit the borrowers  from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend.  This facility is secured by, among other things:
•	a first preferred mortgage over the two AHTS vessels which are collateralized under this facility;
•	an assignment of earnings, insurances and charters from the two mortgaged AHTS vessels;
•	a pledge of the related earnings accounts and drydock reserve accounts of the borrowers in respect of the two mortgaged AHTS vessels; and
•	a pledge of the equity interests in each of the borrowers.
Commercial and Technical Management – AHTS Vessels and crew boats
The Company’s AHTS vessels and crew boats are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement, which may be terminated by either party upon 12 months' notice, unless terminated earlier in accordance with the provisions of the Master Agreement.  SSM and SCM owned by the Lolli-Ghetti family of which Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members.  In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control of the AHTS vessels or crew boats, including a sale of all or substantially all of the AHTS vessels or crew boats, in which case a payment equal to 12 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our AHTS vessels and crew boats.  We pay SCM a management fee equal to 1.25% of gross revenues per charter fixture.  SCM may subcontract these services to third parties pursuant to the Master Agreement.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. SSM may subcontract these services to third-parties. We pay SSM an annual fee of $156,000 per vessel for the AHTS vessels and an annual fee of $43,800 per vessel for the crew boats plus additional amounts for certain itemized services per vessel to provide technical management services for each of our AHTS vessels and crew boats.
Termination of management agreement with Nordic American Tankers
On May 1, 2019, the Company tendered notice to NAT that it shall terminate the management agreement with NAT upon the expiration of 180 days from the date of such notice, or October 28, 2019.