Form 20-F
period 2019-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2020-04-16
CIK 1000177

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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

(Translation of Registrant’s name into English)

BERMUDA
(Jurisdiction of incorporation or organization)

LOM Building
27 Reid Street
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Herbjørn Hansson, Chairman, President, and Chief Executive Officer, Tel No. 1 (441) 292-7202, LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.01 par value	NAT	New York Stock Exchange
Series A Participating Preferred Shares		New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2019, there were outstanding 147,230,634 common shares of the Registrant, $0.01 par value per share.
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

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during this preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
☐ Yes	☐ No

TABLE OF CONTENTS
Page
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3.	KEY INFORMATION		1
	A.	SELECTED FINANCIAL DATA	1
	B.	CAPITALIZATION AND INDEBTEDNESS	2
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	2
	D.	RISK FACTORS	2
ITEM 4.	INFORMATION ON THE COMPANY		25
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	25
	B.	BUSINESS OVERVIEW	27
	C.	ORGANIZATIONAL STRUCTURE	42
	D.	PROPERTY, PLANT AND EQUIPMENT	42
ITEM 4A.	UNRESOLVED STAFF COMMENTS		42
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		42
	A.	OPERATING RESULTS	43
	B.	LIQUIDITY AND CAPITAL RESOURCES	46
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	48
	D.	TREND INFORMATION	48
	E.	OFF BALANCE SHEET ARRANGEMENTS	48
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	48
	G.	SAFE HARBOR	49
	H.	CRITICAL ACCOUNTING ESTIMATES	49
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		53
	A.	DIRECTORS AND SENIOR MANAGEMENT	55
	B.	COMPENSATION	55
	C.	BOARD PRACTICES	56
	D.	EMPLOYEES	56
	E.	SHARE OWNERSHIP	56
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		56
	A.	MAJOR SHAREHOLDERS	56
	B.	RELATED PARTY TRANSACTIONS	57
	C.	INTERESTS OF EXPERTS AND COUNSEL	58
ITEM 8.	FINANCIAL INFORMATION		58
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	58
	B.	SIGNIFICANT CHANGES	58
ITEM 9.	THE OFFER AND LISTING		59
ITEM 10.	ADDITIONAL INFORMATION		59
	A.	SHARE CAPITAL	59
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	59
	C.	MATERIAL CONTRACTS	64
	D.	EXCHANGE CONTROLS	64
	E.	TAXATION	65
	F.	DIVIDENDS AND PAYING AGENTS	73
	G.	STATEMENT BY EXPERTS	73
	H.	DOCUMENTS ON DISPLAY	74
	I.	SUBSIDIARY INFORMATION	74
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		74
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		74

i

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		74
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		75
ITEM 15.	CONTROLS AND PROCEDURES		75
	A.	DISCLOSURE CONTROLS AND PROCEDURES.	75
	B.	MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.	75
	C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.	76
	D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.	76
ITEM 16.	RESERVED		76
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		76
ITEM 16B.	CODE OF ETHICS		76
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		76
	A.	AUDIT FEES	76
	B.	AUDIT-RELATED FEES	76
	C.	TAX FEES	76
	D.	ALL OTHER FEES	76
	E.	AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES	77
	F.	NOT APPLICABLE.	77
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		77
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.		77
ITEM 16F.	CHANGE IN REGISTRANT`S CERTIFYING ACCOUNTANT.		77
ITEM 16G.	CORPORATE GOVERNANCE		77
ITEM 16H.	MINE SAFETY DISCLOSURE		77
PART III
ITEM 17.	FINANCIAL STATEMENTS		78
ITEM 18.	FINANCIAL STATEMENTS		78
ITEM 19.	EXHIBITS		78

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
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “will,” “would,” “may,” “seek,” “continue,” “possible,” “might,” “forecast,” “potential,” “should,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.
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
Throughout this annual report, all references to “Nordic American Tankers,” “NAT,” the “Company,” “the Group,” “we,” “our,” and “us” refer to Nordic American Tankers Limited and its subsidiaries. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “US$” and “$” in this annual report are to the lawful currency of the United States of America and references to “Norwegian Kroner” or “NOK” are to the lawful currency of Norway.
A.	Selected Financial Data
The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5. Operating and Financial Review and Prospects.  The Statements of Operations data for each of the three years ended December 31, 2019, 2018 and 2017 and selected Balance Sheet data as of December 31, 2019 and 2018 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations financial information for each of the years ended December 31, 2016 and 2015 and selected balance sheet information as of December 31, 2017, 2016 and 2015 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.
SELECTED CONSOLIDATED FINANCIAL DATA	Year ended December 31,
All figures in thousands of USD except share data	2019	2018	2017	2016	2015
Voyage Revenues	317,220	289,016	297,141	357,451	445,738
Voyage Expenses	(141,770)	(165,012)	(142,465)	(125,987)	(158,656)
Vessel Operating Expense	(66,033)	(80,411)	(87,663)	(80,266)	(66,589)
General and Administrative Expenses	(13,481)	(12,727)	(12,575)	(12,296)	(9,790)
Depreciation Expenses	(63,965)	(60,695)	(100,669)	(90,889)	(82,610)
Impairment Loss on Vessel	-	(2,168)	(110,480)	-	-
Impairment Loss on Goodwill	-	-	(18,979)	-	-
Loss on Disposal of Vessels	-	(6,619)	-	-	-
Settlement Received	-	-	-	5,328	-
Net Operating (Loss) Income	31,971	(38,616)	(175,690)	53,341	128,093

Interest Income	298	334	347	215	114
Interest Expense	(38,390)	(34,549)	(20,464)	(11,170)	(10,855)
Other Financial (Expense)	(4,160)	(14,729)	(644)	(98)	(167)
Total Other Expenses	(42,252)	(48,944)	(20,761)	(11,053)	(10,908)
Income Tax Expense	(71)	(79)	(83)	(102)	(96)
(Loss) Gain on Equity Method Investment	-	(7,667)	(8,435)	(46,642)	(2,462)
Net (Loss) Income	(10,352)	(95,306)	(204,969)	(4,456)	114,627

Basic Earnings (Loss) per Share	(0.07)	(0.67)	(1.97)	(0.05)	1.29
Diluted Earnings (Loss) per Share	(0.07)	(0.67)	(1.97)	(0.05)	1.29
Cash Dividends Declared per Share	0.10	0.07	0.53	1.37	1.38
Basic Weighted Average Shares Outstanding	142,571,361	141,969,666	103,832,680	92,531,001	89,182,001
Diluted Weighted Average Shares Outstanding	142,571,361	141,969,666	103,832,680	92,531,001	89,182,001
Market Price per Common Share as of December 31,	4.92	2.00	2.46	8.40	15.54

Other financial data:
Net Cash Provided by (Used in) Operating Activities	52,858	(16,103)	31,741	127,786	174,392
Cash Dividends Paid	14,255	9,936	54,226	125,650	123,071

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	48,847	49,327	58,359	82,170	29,889
Total Assets	1,030,903	1,071,111	1,141,063	1,349,904	1,239,194
Total Long-Term Debt (1)	375,364	417,836	388,855	442,820	324,568
Common Stock	1,472	1,420	1,420	1,020	892
Total Shareholders’ Equity	595,424	602,031	711,064	871,049	880,721

(1) Debt consists of $385,285, $419,867, $391,641, $447,000 and $330,000 as of December 31, 2019, 2018, 2017, 2016 and 2015, respectively (all numbers in thousands of U.S. dollars), excluding deferred financing costs.
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
•
global and regional economic and political conditions and developments, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

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

•	currency exchange rates;
•	weather and acts of God, natural disasters and health disasters;
•	competition from alternative sources of energy and from other shipping companies and other modes of transport;
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars;
•	economic slowdowns caused by public health events such as the recent coronavirus (“COVID-19”) outbreak; and
•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.
The factors that influence the supply of tanker capacity include:
•	current and expected purchase orders for tankers;
•	the number of tanker newbuilding deliveries;
•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
•	the scrapping rate of older tankers;
•	technological advances in tanker design and capacity;
•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•	port and canal congestion;
•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;
•	the number of tankers that are out of service; and
•	changes in environmental and other regulations that may limit the useful lives of tankers.
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
The demand for our vessels and services in transporting oil derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil.
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
The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2019, the BDTI reached a high of 1,958 and a low of 610. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2019, the BCTI reached a high of 1,031 and a low of 448. Although the BDTI and BCTI were 792 and 683, respectively, as of March 5, 2020, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products,  the inventories of crude oil and petroleum products in the United States and in other industrialized nations,  oil refining volumes,  oil prices, and  any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world’s economies, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. Since 2008, charter rates have been volatile, and there can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.
Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.
Declines in charter rates and other market deterioration could cause us to incur impairment charges.
Our vessels are evaluated for impairment continuously or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel is complex and requires us to make various estimates, including future freight rates and earnings from operating the vessel.  All of these items have historically been volatile. We estimate the undiscounted net cash flows from operating the vessels over their remaining useful lives and compare those to the net carrying values of the vessels. If the total estimated undiscounted net cash flows for a vessel are less than the carrying amount of the vessel the vessel is deemed impaired and written down to its fair market value. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition and operating results. Impairment is assessed on a vessel by vessel basis.
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
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the Coast of Somalia and, in particular, the Gulf of Guinea region off of Nigeria, which experienced increased incidents of piracy in 2019. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and in the Gulf of Guinea, although some sources report that there was a drop in the number of piracy incidents in 2016. Acts of piracy and war like conditions could result in harm or danger to the crews onboard our vessels. In addition, if piracy attacks occur in regions in which our vessels are deployed that insurers’ characterized as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Volatile economic conditions throughout the world, political instability, terrorist attacks, international hostilities and global public health threats could have an adverse impact on our business, operations and financial results.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on terms acceptable to us or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
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
Continuing conflicts in the Middle East and North Africa, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran which in January 2020 escalated into a U.S. airstrike in Baghdad that killed a high-ranking Iranian general, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the U.S. and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019). These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.
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
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. The quarterly year-over-year growth rate of China’s GDP was approximately 6.1% for the year ended December 31, 2019, decreasing from approximately 6.6% for the year ended December 31, 2018, and continuing to remain below pre-2008 levels.  We cannot assure you that the Chinese economy will not experience a significant contraction in the future, especially in light of the impact of COVID-19.  Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing trade tensions, including significant tariff increase, between the United States and China are expected to result in a 0.8% cumulative reductions of global GDP in 2020. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.

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
The United Kingdom’s decision to leave the European Union following a referendum in June 2016 (“Brexit”) and it formally leaving the European Union on January 31, 2020, contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. We believe that these effects of Brexit won’t materially affect our business, results of operations and financial condition.
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the U.S. and China, which requires the purchase of over USD 50 billion of Chinese energy product including crude oil. Additionally, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.
In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.
Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.
Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.
Public health threats, such as the COVID-19 outbreak (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers.

The recent outbreak of COVID-19, a virus causing potentially deadly respiratory tract infections first identified in China and subsequently spreading around the world, has negatively affected economic conditions, the supply chain and the labor market regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. As of March 2020, the outbreak of COVID-19 has been declared a pandemic by the World Health Organization (“WHO”). Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by COVID-19. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.  The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, we cannot predict the impact it may have on our future operations, which could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.
In addition, public health threats such as COVID-19, in any area, including areas where we do not operate, could disrupt international transportation. Our crews generally work on a rotation basis, with a substantial portion relying on international air transport for rotation. Any such disruptions could impact the cost of rotating our crews, and possibly impact our ability to maintain a full crew on all vessels at any given time. Any of these public health threats and related consequences could adversely affect our financial results.
The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets and starting in late February, financial markets in the U.S. experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions and the economic slow-down resulting from COVID-19 and the intentional governmental responses to the virus may also adversely affect the market price of our common shares.
Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. The recent COVID-19 outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy, and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.
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

Changes in the price of fuel may adversely affect our profits.
Fuel, including bunkers, is a significant, if not the largest, expense in our shipping operations, and changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, including as a result of the implementation of low sulfur fuel requirements by the International Maritime Organization, or IMO, that took effect January 1, 2020, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position. Fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
We are subject to laws and regulations which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the United States (U.S.) Oil Pollution Act of 1990 (OPA), the Comprehensive Environmental Response, Compensation, and Liability Act (generally referred to as CERCLA), the U.S. Clean Water Act (CWA), the U.S. Clean Air Act (CAA), the U.S. Outer Continental Shelf Lands Act, European Union (EU) Regulations, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas (ECAs) thereunder), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the International Convention on Civil Liability for Bunker Oil Pollution Damage (generally referred to as the Bunker Convention), the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (generally referred to as the ISM Code), the International Convention for the Control and Management of Ships’ Ballast Water and Sediments Discharge (generally referred to as the BWM Convention), International Ship and Port Facility Security Code (ISPS), and the U.S. Maritime Transportation Security Act of 2002 (generally referred to as the MTSA). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the U.S. (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, and risk of environmental damages and impacts there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.  Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.  Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have 17 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years.  By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
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
The IMO 2020 regulations may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.
Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels.  Under this new global cap, vessels must use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
All of our vessels have transitioned to burning IMO compliant fuels.  We expect that our fuel costs will increase in 2020 and subsequently the value of our fuel inventories will increase as a result of these sulfur emission regulations.  Low sulfur fuel of 0.50% sulfur content or lower, is presently more expensive than the non-compliant Heavy Fuel Oil containing 3.5% sulfur. Since IMO regulations came into force January 1, 2020, the availability of low sulfur fuel has been sufficient. Compliant fuel may become difficult to obtain and more expensive as a result of increased demand or short supply.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates.  Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulfur fuel oils are unavailable, of low or inconsistent quality, if de-bunkering facilities are unavailable to permit our vessels to accept compliant fuels when required, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.  As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LLMC Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 15 countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention.
The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approve accession. As of the date of this annual report, 15 countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region.
These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
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

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, operate in extreme climates, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.
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
From time to time, our vessels call on ports located in countries or territories that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our common stock and its trading price.
From time to time, vessels in our fleet call on ports located in countries subject to restrictions, sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Sudan. We have not been involved in business to and from Cuba, Syria, Iran, Crimea, or North Korea during the period January 1, 2019 through December 31, 2019. In January 2019, one of our vessels, on charterers’ instructions, called on a port in Venezuela and transported oil cargo to India prior to OFAC’s designation of PdVSA as a Specially Designated National.  We do not believe that this violated any applicable sanctions. Our vessels may, on charterers’ instructions, call on ports in Sudan. We emphasize that neither the vessels nor the Company employs U.S. citizens and does not carry U.S.-origin cargoes in connection with the business in the port of Bashayer in Sudan. Seven vessels owned by the Company made eleven calls to Sudan for the year ending December 31, 2019. All of these calls involved loading of oil cargoes in the Sudanese port of Bashayer to be carried to international locations outside of the United States pursuant to voyage charters with non-U.S. charterers.

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
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party, or if we are found to be in violation of such applicable sanctions, our operations may be adversely affected, we may suffer reputational harm, and/or the price at which our common stock trades might be adversely affected.
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
We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Our Credit Facility prohibits the declaration and payment of dividends if we are in default under the Credit Facility. For more information, please see “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Our Borrowing Activities.” We may not continue to pay dividends at rates previously paid or at all.  If we do not pay dividends, the market price for our common shares must appreciate for investors to realize a gain on their investment. This appreciation may not occur and our common shares may in fact depreciate in value, in part because of any future decreases in or elimination of our dividend payments.
A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.
Our ability to declare and pay dividends is subject at all times to the discretion of our board of directors, or the Board, and compliance with Bermuda law, and may be dependent, among other things, upon our having sufficient available distributable reserves. For more information, please see “Item 8. Financial Information—Dividend Policy.” We may not continue to pay dividends at rates previously paid or at all.

We have antitakeover protections which could prevent a change in our control.
We have antitakeover protections which could prevent a change in our control. For example, on June 16, 2017, our Board, after the expiration of a previous shareholder rights agreement, adopted a new shareholders rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. We can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company’s common shares. This shareholders rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders rights plan is not intended to deter offers that our Board determines are in the best interests of our shareholders.
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
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessels’ useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends.
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

Ineffective internal controls could impact the Company’s business and financial results.
The Company’s internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the Company experiences difficulties in their implementation, the Company’s business and financial results could be harmed and the Company could fail to meet its financial reporting obligations.
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
Our 2019 Senior Secured Credit Facility and our financing arrangement with Ocean Yield ASA, or Ocean Yield, contains restrictive covenants which limit our liquidity and corporate activities, which could negatively affect our growth, cause our financial performance to suffer and limit our ability to pay dividends.
Our outstanding debt requires us or our subsidiaries to maintain the following financial covenants: value-adjusted equity, positive working capital, and a certain level of free cash.
Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the recent outbreak of COVID-9, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

These financial and other covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under the credit facilities would prevent us from borrowing additional money under our credit facilities, paying dividends to our shareholders and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.
Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
London Interbank Offered Rate (“LIBOR”) is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.  LIBOR has been volatile in the past, with the spread between LIBOR and the prime lending rate widening significantly at times. Because the interest rates borne by a majority of our outstanding indebtedness fluctuates with changes in LIBOR, significant changes in LIBOR would have a material effect on the amount of interest payable on our debt, which in turn, could have an adverse effect on our financial condition.
Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.  In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR would be significant for us.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into various contracts, including charter agreements with our customers, and our Credit Facility and from time to time, we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages and other labor disturbances, including as a result of the recent outbreak of COVID-19 and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our Credit Facility.

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
The operation of tankers involves certain unique operational risks.
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
Further, our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases (such as the recent outbreak of COVID-19), quarantine and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.
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
Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be characterized as U.S. source shipping income and such income is subject to a 4% United States federal income tax, without the benefit of deductions, unless that corporation is entitled to a special tax exemption under the Code which applies to income derived by certain non-United States corporations from the international operations of ships. We believe that we currently qualify for this statutory tax exemption and we have taken, and will continue to take, this position on the Company’s United States federal income tax returns. However, there are several risks that could cause us to become subject to tax on our United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances as to our tax-exempt status for our future taxable years.
If we are not entitled to this statutory tax exemption for any taxable year, we would be subject for any such year to a 4% U.S. federal income tax on our U.S. source shipping income, without the benefit of deductions. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
If the United States Internal Revenue Service were to treat us as a “passive foreign investment company,” that could have adverse tax consequences for United States shareholders.
A foreign corporation is treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of passive income. For purposes of these tests, cash is treated as an asset that produces passive income, and passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute passive income. United States shareholders of a PFIC may be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
We believe that we ceased to be a PFIC beginning with the 2005 taxable year. Based on our current and expected future operations, we believe that we are not currently a PFIC, nor do we anticipate that we will become a PFIC for any future taxable year. As a result, non-corporate United States shareholders should be eligible to treat dividends paid by us in 2006 and thereafter as “qualified dividend income” which is subject to preferential tax rates.
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

If the IRS or a court of law were to find that we are or have been a PFIC for any taxable year beginning with the 2005 taxable year, our United States shareholders who owned their shares during such year would face adverse United States federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those United States shareholders made or make an election available under the Code (which election could itself have adverse consequences for such United States shareholders), such United States shareholders would be subject to United States federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions (i.e., distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the United States shareholder’s holding period for our common shares) and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder’s holding period of our common shares. In addition, non-corporate United States shareholders would not be eligible to treat dividends paid by us as “qualified dividend income” if we are a PFIC in the taxable year in which such dividends are paid or in the immediately preceding taxable year.
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
On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes (the “Conclusions”).  Although at that time not considered “non-cooperative jurisdictions,” certain countries, including Bermuda and the Marshall Islands were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” In connection with the Conclusions, and to avoid being placed on the list of “non-cooperative jurisdictions,” the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on 31 December 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity, which means acting as a pure equity holding entity.
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

A registered entity that carries on a relevant activity is obliged under the Economic Substance Act to file a declaration in the prescribed form (the “Declaration”) with the Registrar of Companies (the “Registrar”) on an annual basis.
The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity which only holds or manages equity participations, and earns passive income from dividends, distributions, capital gains and other incidental income only. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of an annual economic substance declaration form. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate people for holding and managing equity participations, and adequate premises in Bermuda.
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
Risks Relating to Investing in Our Common Shares
Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.
The market price of our common shares has fluctuated widely since our common shares began trading in on the NYSE. Over the last few years, the stock market has experienced price and volume fluctuations, especially due to factors relating to the recent outbreak of COVID-19. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2019, the price of our common shares experienced a high of $5.04 in December and a low of $1.71 in September. This market and share price volatility relating to the effects of COVID -19, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.
The market price of our common shares is affected by a variety of factors, including:
•	fluctuations in interest rates;
•	fluctuations in the availability or the price of oil and chemicals;
•	fluctuations in foreign currency exchange rates;
•	announcements by us or our competitors;
•	changes in our relationships with customers or suppliers;
•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;
•	actual or anticipated fluctuations in our operating results from period to period;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	market conditions in the shipping industry and the general state of the securities markets;
•	business interruptions caused by the recent outbreak of COVID-19;
•	mergers and strategic alliances in the shipping industry;
•	changes in government regulation;
•	a general or industry-specific decline in the demand for, and price of, shares of our common shares resulting from capital market conditions independent of our operating performance;
•	the loss of any of our key management personnel;
•	our failure to successfully implement our business plan; and
•	issuance of shares.
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
Nordic American Tankers Limited was formed on June 12, 1995 under the name Nordic American Tanker Shipping Limited and organized under the laws of the Islands of Bermuda. In June 2011, we changed our name to Nordic American Tankers Limited. We maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.

We are an international tanker company originally formed for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997. Our fleet currently consists of 23 vessels. During 2018, we sold ten pre-2000 built vessels and took delivery of three newbuildings. The vessels in our fleet are homogenous and interchangeable, which is a business strategy we refer to as the “Nordic American System”. Our common shares trade under the symbol “NAT” on the New York Stock Exchange, or the NYSE.
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
We pay our dividends from cash on hand. As of the date of this report, we have a cash break-even level of about $17,750 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other cash charges.
On June 16, 2017, our Board declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Shareholders’ Rights Agreement dated as of June 16, 2017, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as rights agent.
In conjunction with delivery of three newbuildings from Samsung shipyard during 2018, or the 2018 Newbuildings, we entered into final agreements for the financing with Ocean Yield. Two of the 2018 Newbuildings were delivered in the third quarter of 2018 and the last Newbuilding was delivered to us in October 2018. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018 Newbuildings. After delivery of each of the vessels, we entered into ten-year bareboat charter agreements.  We are obligated to purchase the vessels upon the completion of the ten-year bareboat charter agreement and also have the option to purchase the vessels after sixty and eighty-four months.  The agreements contain certain financial covenants requiring us to maintain a minimum value adjusted equity and value adjusted equity ratio; minimum liquidity; and minimum values.
On July 25, 2018 we declared a cash dividend of $0.02 per share for the second quarter of 2018, which was paid on September 7, 2018. On November 1, 2018 we declared a cash dividend of $0.01 per share with respect to the third quarter of 2018, which was paid on December 7, 2018. On March 15, 2019 we paid a dividend of $0.04 per share with respect to the fourth quarter of 2018.
During 2018 we sold 10 vessels.  The total gross sales proceeds for these sales was $97.6 million including inventories and before costs of the transactions.  The sales are a part of our commercial strategy and represent an important modernization of the fleet, which now stands at 23 units. The NAT fleet now has an average age of about 11.7 years.

Hermitage Offshore Services Ltd., or HOS, (formerly known as Nordic American Offshore Ltd) was incorporated in 2013, and operates ten platform supply vessels, eleven crew boats and two anchor handling vessels. HOS is listed on the New York Stock Exchange under the ticker “PSV”. We sold 187,815 shares in HOS during the year and held 811,538 shares as of December 31, 2019, which equaled about 3.2% of the common shares outstanding in HOS as of December 31, 2019.  The reduction in ownership is a result of non-participation in several equity offerings in HOS during 2019 together with the abovementioned sale of shares.
On January 29, 2019, we incorporated NAT Bermuda Holdings Ltd (“NATBH”) as a wholly-owned subsidiary of NAT. We proceeded to enter into the 2019 Senior Secured Credit Facility on February 12, 2019 and transferred the ownership of twenty vessels used as collateral from NAT to NATBH.
On February 12, 2019, we entered into a new five-year senior secured credit facility for $306.1 million, or the 2019 Senior Secured Credit Facility, that refinanced the outstanding balance on the Credit Facility, as defined below under Item 5.B. Liquidity and Capital Resources.  Borrowings under the new facility are secured by first priority mortgages over the Company’s vessel (excluding the three Ocean Yield vessels) and assignments of earnings and insurance. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash down payment mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and amortization. The agreement contains covenants that require us to maintain $30.0 million in unrestricted cash and a loan-to-vessel value ratio of maximum 70%. We are free to distribute dividends as long as we comply with the covenants of the 2019 Senior Secured Credit Facility. As of December 31, 2019, we have borrowed $291.8 million under our 2019 Senior Secured Credit Facility.

On March 29, 2019, we entered into an equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common shares through an at-the-market, or ATM, program having an aggregate offering price of up to $40,000,000. As of December 31, 2019, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) under the ATM of $18.6 million and $17.9 million, respectively, by issuing and selling 5,260,968 common shares. As of the date of this report, no further sales have been completed under the ATM program.

For more information, please see Item 5.B. Liquidity and Capital Resources with regard to the above described transactions.
As of the date of this annual report, we have 147,230,634 common shares issued and outstanding.
B.	Business Overview
Our Fleet
Our fleet currently consists of 23 Suezmax crude oil tankers, of which the vast majority have been built in Korea. The majority of our vessels are employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in 2021 or later. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.
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
The 2019 Tanker Market (Source; Fearnleys)

The 2019 tanker market was a stark improvement over the preceding year, with relatively normal seasonality but a third quarter which was below rates achieved in previous years and an outperforming fourth quarter. Suezmax earnings, basis fixture date for forward loading for modern vessels, averaged $30,600/day for the year, up 76.9% from an average $17,300/day in 2018, according to Fearnleys. The year started off with first quarter rates around $20,000/day before hovering around $15,000/day on average until the fourth quarter when rates saw large improvements with an average rate in excess of $70,000/day. Earnings in the highly correlated VLCC and Aframax segments averaged $39,000/day and $25,200/day in 2019, respectively, posting yearly gains of 94% and 59.5%, as compared to 2018, respectively, after similar developments through the year. Good demand growth and slowing delivery pace toward the end of the year were important factors for the increase in rates, but the major factor in the large increases according to Fearnleys was the attack on an oil installation in Saudi Arabia and 26 Cosco VLCCs being sanctioned by the United States due to violations of Iran regulations.

The total crude oil and product tanker fleet above 25,000 dwt grew a net 5.7% in 2019. This was a large increase from the year before when fleet growth was only 1.4%, but more in line with the 3.9% and 5.3% in 2017 and 2016. Year-end slippage from 2018 and significantly lower scrapping led to this increase. The crude tanker fleet grew by 6.1%, versus the ten-year average of 3.5%, while the product tanker fleet expanded by a more modest 4.6%, slightly below the 4.8% ten-year average. Over the past ten years the overall crude and product tanker fleet has grown by 3.5% per year on average.

The 2019 Suezmax fleet growth of 4.1% was up from 1.9% in 2018 but still below trend for the past ten years.  There were deliveries of 26 vessels while four were scrapped, taking the total fleet to 549 vessels by year-end. The 2019 delivery schedule was front-end heavy as 19 of 26 newbuildings delivered through the year were delivered during the first quarter.  Fleet growth thereby eased significantly during the remainder of the year and had a positive contribution to the stronger earnings development in second half of the year. The amount of modern, fuel-efficient vessels increased from 27% of the total world fleet in 2019 as compared to 22% a year earlier.  Meanwhile, the highly corelated VLCC and Aframax crude tanker segments expanded by 8.4% and 1.8%, respectively, after 68 VLCCs and 23 Aframaxes were delivered against four VLCCs and five Aframaxes scrapped. These fleets consisted of 789 and 648 vessels, respectively, by the end of the year.

While scrapping was extraordinarily high in 2018, there was relatively little in 2019 among improving earnings.  During 2019, 3.3 million dwt were scrapped, a significant decline from the 18.5 million dwt in 2018, and well below the historic average of 7.7 million dwt. As of the beginning of 2020, there were 19 vessels at or above the past 10-year average scrap age of 22 years, and 42 vessels existing above the 20 years age group.

The Suezmax orderbook stood at 46 vessels of 7.2 million dwt at the beginning of 2020, or 8.3% of the fleet. The total crude oil and product tanker orderbook for vessels above 25,000 dwt counted 47.3 million dwt, or 8.3% of the fleet. This is the lowest orderbook to existing fleet level since 1996.
Tanker demand was overall robust during 2019. Global oil demand growth was relatively slow during the first three quarters of the year, with 0.6, 0.5 and 0.8 million barrels per day (“mbpd”) growth year over year. In the fourth quarter, however, demand is estimated by the IEA to have reached a stronger 1.5 mbpd growth. The total for the year ended at 0.8 mbpd oil demand growth, below the long-term trend. Oil supply growth, on the other hand, was higher in the first half of the year. Crude oil supply is more important for tankers than demand because oil produced is largely either shipped to the end user or into storage, whereas demand can be met from both production and storage. The first and second quarters of 2019 showed 1.5 and 0.8 mbpd of supply growth, respectively, which came despite OPEC+ agreeing to cut production by 1.2 mbpd in December 2018. The second half of 2019 saw 0.8 mbpd decline in oil production, a negative for tanker demand. However, this was compared to extraordinarily strong growth in the second half of 2018 before the OPEC+ agreed to a 1.2 mbpd production cut. This means that second half of 2019 volumes were still relatively healthy, historically speaking, with supply of more than 101 mbpd on average.
Importantly for tankers, a relatively higher portion of oil supply in 2019 came from the Atlantic basin. Preliminary seaborne trade flow data from Fearnleys suggest overall solid tanker demand growth, where a slight decline in Middle East to Far East volumes was more than offset by strong growth for the Atlantic to Far East trade which from a tonne-mile perspective is highly beneficial due to long sailing distances. This development was seen for both the Suezmax and the highly correlated VLCC market and driven partly by strong US shale oil production growth at 1.24 mbpd, and partly by newly commissioned fields in Brazil and the North Sea. There was some West African Suezmax cargo growth to Europe to make up for shortages from Libya. As a bonus, there was also volume growth for Suezmaxes carrying fuel oil from the Atlantic to Asia after the run-up to the implementation of IMO 2020 led to a surplus of fuel oil toward the end of the year as most market participants started bunkering compliant fuels.
Relatively high fleet growth through the first half and into the third quarter of 2019 and slowing oil production growth in the second half could have made for a disappointing end to the year, as was the tendency in the third quarter. However, strong tanker demand growth in the first half had largely offset fleet growth, which slowed toward the end of the year. Then the drone attacks in September on oil processing facilities at Abqaiq and Khurais in Saudi Arabia, among other attacks on tankers in the Strait of Hormuz sparked short term fears of oil supply shortages, which contributed to a rise in freight rates. The market for rates increased again at the end of September when the US implemented sanctions on 26 Cosco Dalian Tankers/VLCCs for having traded with Iran, effectively further slowing fleet growth.
The Tanker Market 2020
Reported spot rates in the first quarter of 2020 was weaker than the fourth quarter of 2019, and the average Suezmax earnings per day decreased from $72,822 in the fourth quarter of 2019 to $55,001 for the first quarter of 2020 based on the indicated rates published by Clarksons. The quoted rates are an average of observations. From the time a voyage is booked and the rate is reported to the market until the vessel loads the cargo and commences there can be a delay of up to 30 days.  As such, from an accounting perspective, a voyage booked at the end of a quarter may see the majority of its revenues being recorded in the following quarter’s results. The earnings for vessel operators is for this reason not necessarily expected to fluctuate in an identical manner as the indicative rates reported by Clarksons on a quarter over quarter basis. The earnings are for the abovementioned reasons in fact expected to be better in the first quarter of 2020 than what was reported in the fourth quarter of 2019.
The orderbook for Suezmaxes has decreased over the last twelve months, with two vessels delivered in the first quarter of 2020 and 46 on order of which 17 are expected to be delivered in 2020. There have been six orders of Suezmaxes so far in 2020.
Oil prices slumped to below $30 per barrel in March 2020 and OPEC talks collapsed and resulted in higher output of oil into the market. Further, the COVID-19 virus has evolved into a global pandemic that has caused disruptions as travel bans, quarantines and other measures that have resulted in a significant drop in the end user demand for oil at the moment. The increased output from oil producers and lower oil prices have had a positive effect on the tanker market due to the need to transport these increased volumes combined with the need for storage capacity as the current demand and output has created a contango in the oil price, stimulating demand for floating storage, and the Suezmax earnings per day have increased significantly during March 2020.

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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificates are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 (“the CLC”).  Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights.  The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident.  We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates.  All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
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

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)            injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)            injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)            loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)            net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)            lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)            net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.”  The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labour Organization
The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.0 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Competition
We operate in what we refer to as the Nordic American System, which describes our operation of our homogenous Suezmax tanker fleet in markets that are highly competitive and based primarily on supply and demand. We currently operate the majority of our vessels in the spot market. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. For more information on the “Nordic American System”, please see Item 4.A. History and Development of the Company.

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
We were incorporated under the laws of Bermuda on June 12, 1995. We own three vessels directly at the parent level and the remaining twenty vessels are owned through our wholly-owned subsidiary, NATBH. NATBH was incorporated on January 29, 2019 and following the signing of the 2019 Senior Secured Credit Facility entered into on February 12, 2019, we transferred the ownership of twenty vessels used as collateral for the loan from NAT to NATBH.
Since May 30, 2003, Scandic has acted as our Manager, or the Manager, providing technical and administrative services pursuant to the Management Agreement.  On January 10, 2013, the Manager became our wholly-owned subsidiary. Scandic is incorporated in Bermuda and has a European branch.
On January 3, 2013, NATC became our wholly owned subsidiary. NATC consists of the parent company incorporated in Bermuda, and its wholly owned subsidiary, NAT Chartering AS, which is incorporated in Norway. NAT receives commercial management services through NATC.
D.	Property, Plant and Equipment
Please see Item 4. Information on the Company B. Business Overview - Our Fleet, for a description of our vessels. The vessels are mortgaged as collateral under the Credit Facility and the financing agreements with Ocean Yield.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following management’s discussion and analysis should be read in conjunction with our historical financial statements and notes thereto included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled Item 3.D. Risk Factors and elsewhere in this annual report.
For a discussion of our results for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see Item 5. Operating and Financial Review and Prospects – A. Operating Results –Year Ended December 31, 2018 Compared to Year Ended December 31, 2017 contained in our annual report on Form 20-F for the year ended December 31, 2018, as amended, filed with the Securities and Exchange Commission on April 16, 2019.

A.	Operating Results
YEAR ENDED DECEMBER 31, 2019 COMPARED TO YEAR ENDED DECEMBER 31, 2018
	Years Ended December 31,
All figures in USD ‘000	2019	2018	Variance
Voyage Revenue	317,220	289,016	9.8%
Voyage Expenses	(141,770)	(165,012)	(14.1%)
Vessel Operating Expenses	(66,033)	(80,411)	(17.9%)
Impairment Loss on Vessels	-	(2,168)	N/A
Impairment Loss on Goodwill	-	-	N/A
Loss from Disposal of Vessels	-	(6,619)	N/A
General and Administrative Expenses	(13,481)	(12,727)	5.9%
Depreciation Expenses	(63,965)	(60,695)	5.4%
Net Operating (Loss) Income	31,971	(38,616)	(182.8%)
Interest Income	298	334	(10.8%)
Interest Expenses	(38,390)	(34,549)	11.1%
Other Financial Expenses	(4,231)	(14,808)	(71.4%)
Equity Loss from Associate	-	(7,667)	N/A
Net (Loss) Income	(10,352)	(95,306)	(89.1%)

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
	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2019	2018	Variance
Voyage Revenue	317,220	289,016	9.8%
Less Voyage expenses	(141,770)	(165,012)	(14.1%)
Net Voyage Revenue	175,450	124,004	41.5%
Vessel Calendar Days (1)	8,395	9,747	(13.9%)
Less off-hire days	293	277	5.8%
Total TCE days	8,102	9,470	(14.4%)
TCE Rate per day (2)	$21,655	$13,095	65.4%)
Total Days for vessel operating expenses	8,395	9,747	(13.9%)

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent (“TCE”) Rate, results from Net Voyage Revenue divided by total TCE days.
The change in Voyage revenue is due to two main factors:
i)	The number of TCE days
ii)	The change in the TCE rate achieved.
With regards to i), the decrease in vessel calendar days is mainly due to the disposal of ten vessels in 2018, offset by three 2018 Newbuildings delivered in the latter part of 2018.

With regards to ii), the TCE rate increased by $8,560, or 65.4%. The indicative rates presented by Clarksons Shipping increased by 91.7% for the twelve months of 2019 compared to the same twelve months in 2018 to $31,560 from $16,466, respectively. The rates presented by Clarksons Shipping were significantly influenced by the spike in the Suezmax tanker rates in the fourth quarter of both 2019 and 2018. Our average TCE was also positively impacted by the increased tanker rates towards the end of 2019, but not to the same extent as the rates reported by Clarksons Shipping. We expect this spike to materialize to a larger extent in the first quarter of 2020 compared to the rates reported by Clarksons Shipping.
As a result of i) and ii) net voyage revenues increased by 41.5% from $124.0 million for the year ended December 31, 2018, to $175.5 million for the year ended December 31, 2019.
Voyage expenses decreased to $141.8 million from $165.0 million, or 14.1%. The decrease in voyage expenses was primarily due to a decrease in vessel calendar days as discussed above.
Vessel operating expenses decreased by $14.4 million, or 17.9%, from $80.4 million in 2018 to $66.0 million in 2019. This was primarily due to the decrease in our fleet as discussed above. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.
No impairment loss on vessels has been recorded in 2019 compared to a loss of $2.2 million recorded for the year ended December 31, 2018.
General and administrative expenses increased $0.7 million, or 5.9%, from $12.7 million in 2018 to $13.5 million in 2019.
Depreciation expenses increased by $3.3 million, or 5.4%, from $60.7 million in 2018 to $64.0 million in 2019. The increase is primarily due to the full-year effect of the three vessels added to the fleet in the latter part of 2018.
Interest expenses increased by $3.8 million, or 11.1%, from $34.5 million in 2018 to $38.4 million in 2019. The increase is mainly due to the full year-effect of the loans associated with the three vessels added to the fleet in latter part of 2018 and a non-cash expense of about $1.7 million related to the remaining borrowing cost under the Credit Facility that was repaid on February 12, 2019.
Other financial expenses decreased by $10.6, or 71.4%, from $14.8 million in 2018 to $4.2 million in 2019 mainly due an expense related to fair value change of $3.2 million for Investment Securities, offset by the cancellation of the Backstop facility in 2018 and expense of the associated fees of $13.4 million.
Please see Item 5. Operating and Financial Review and Prospects H. Critical Accounting Estimates for further information.
YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017
	Years Ended December 31,
All figures in USD '000	2018	2017	Variance
Voyage Revenue	289,016	297,141	(2.7%)
Voyage Expenses	(165,012)	(142,465)	15.8%
Vessel Operating Expenses	(80,411)	(87,663)	(8.3%)
Impairment Loss on Vessels	(2,168)	(110,480)	(98.0%)
Impairment Loss on Goodwill	-	(18,979)	N/A
Loss from Disposal of Vessels	(6,619)	-	N/A
General and Administrative Expenses	(12,727)	(12,575)	1.2%
Depreciation Expenses	(60,695)	(100,669)	(39.7%)
Net Operating Loss	(38,616)	(175,690)	(78.0%)
Interest Income	334	347	(3.7%)
Interest Expenses	(34,549)	(20,464)	68.8%
Other Financial Expenses	(14,808)	(727)	1,936.9%
Equity Loss from Associate	(7,667)	(8,435)	(9.1%)
Net (Loss) Income	(95,306)	(204,969)	(53.5%)

Reconciliation of net voyage revenues to voyage revenues:	Years Ended December 31,
All figures in USD '000, except TCE rate per day	2018	2017	Variance
Voyage Revenue	289,016	297,141	(2.7%)
Less Voyage expenses	(165,012)	(142,465)	15.8%
Net Voyage Revenue	124,004	154,676	(19.8%)
Vessel Calendar Days (1)	9,747	10,892	(10.5%)
Less off-hire days	277	867	(68.1%)
Total TCE days	9,470	10,025	(5.5%)
TCE Rate per day (2)	$13,095	$15,428	(15.1%)
Total Days for vessel operating expenses	9,747	10,892	(10.5%)
(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.
The change in Voyage revenue is due to two main factors:
i)	The number of TCE days
ii)	The change in the TCE rate achieved.
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
We operate in a cyclical and capital intensive industry and we have historically financed our acquisitions of Suezmax tankers mainly through raising new equity. In addition, we have on February 12, 2019 replaced our $500 million Credit Facility with the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels as collateral. The three 2018 Newbuildings are financed through Ocean Yield ASA.
Our Borrowing Activities
In 2012, we entered into a $430 million revolving credit facility, which in 2015 was increased to $500 million, with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes, or the Credit Facility.

We had $313.4 million borrowed as of December 31, 2018 under this credit facility. In connection with the expansion of the Credit Facility in 2015, the Company incurred $4.6 million in deferred financing costs, which was amortized over the term of the loan and presented net of the outstanding loan balance. The remaining balance as of December 31, 2018 was $1.7 million, which has been expensed as Interest Expenses in 2019, upon the repayment on February 12, 2019, of the then remaining balance of $313.4 million of the Credit Facility.

On February 12, 2019 we entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”) that refinanced the outstanding balance on the Credit Facility as of that date. Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018, see described below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. We have incurred $13.0 million (including a non-cash portion of $6.1 million) in financing costs, which is amortized over the term of the loan and the outstanding loan balance was presented net of the outstanding loan balance. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%. We are free to distribute dividends as long as we comply with the described covenants.

As of December 31, 2019, we had $291.8 million drawn under our 2019 Senior Secured Credit Facility, where $18.7 million has been presented as Current Portion of Long-Term Debt. This includes $3.4 million related to the excess cash flow mechanism payment related to earnings generated in the fourth quarter of 2019 and payable in the first quarter of 2020. We have incurred $13.0 million in financing cost, which is amortized over the term of the loan and presented net of the outstanding loan balance. The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it carries a variable interest rate. As of December 31, 2019 and as of the date of this report, the Company is in compliance with the terms of the 2019 Senior Secured Credit Facility.

The 2019 Senior Secured Credit Facility is amortizing with a twenty-year maturity profile and we have repaid $14.3 million of the facility in the twelve months ended December 31, 2019. Subsequent to December 31, 2019, we made a further repayment of $7.3 million and the outstanding balance as of the date of this report is $284.5 million.

Financing of the 2018 Newbuildings:

The three 2018 Newbuildings were delivered to us in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018 Newbuildings and paid the remaining payment obligations to Samsung shipyard that were due upon delivery of the vessels. Net proceeds of $12.5 million received from Ocean Yield ASA was used to pay down the drawn amount on the Credit Facility. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 6.50% to 6.72% including a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.
The outstanding amount under this financing arrangement was $119.9 million and $127.1 million as of December 31, 2019 and 2018, respectively, where $7.6 and $7.3 million has been presented as Current Portion of Long-Term Debt, respectively. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance.
Liquidity Outlook:

Cash and cash equivalents was $48.8 million and $49.3 million as of December 31, 2019 and December 31, 2018, respectively.

On a regular basis, we perform cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and the compliance with financial and security ratios under our existing and future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.
On March 29, 2019, we entered into an equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common through an ATM program having an aggregate offering price of up to $40,000,000. As of December 31, 2019, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) under the ATM of $18.6 million and $17.9 million, respectively, by issuing and selling 5,260,968 common shares. Since December 31, 2019, no further sales have been completed under the ATM program.

We believe that our current cash and cash equivalents and cash expected to be generated from operations, together with the measures described above, are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report.
Cash Flows
YEAR ENDED DECEMBER 31, 2019, COMPARED TO YEAR ENDED DECEMBER 31, 2018
Cash flows (used in) / provided by operating activities increased to $52.9 million for the year ended December 31, 2019, from ($16.1) million for the year ended December 31, 2018. The change in cash flows provided by operating activities is primarily due to increases in market rates achieved in 2019 compared to 2018 combined with a positive change in working capital from voyage related activities, offset by the settlement of the Deferred Executive Pension plan.
Cash flows (used in) / provided by investing activities decreased to ($2.3) million for the year ended December 31, 2019, compared to $85.0 million for the year ended December 31, 2018. The decrease of cash flows (used in) / provided by investing activities is primarily due the Company disposing of ten vessels in 2018 compared to none in 2019.
Cash flows used in financing activities decreased to ($38.3) million for the year ended December 31, 2019, compared to cash flow used in financing activities of ($78.0) million for the year ended December 31, 2018. The decrease is primarily due to repayment of the Credit Facility by $313.4 million in 2019 compared to $78.2 million in 2018, offset by proceeds from the 2019 Senior Secured Credit Facility by $300.0 million and an increase of $14.3 million for repayment of the 2019 Senior Secured Credit Facility in 2019 and an increase in distributed dividends from $9.9 million in 2018 compared to $14.3 million in 2019, offset by issuance of common stock in 2019 with net proceeds of $17.9 million.
The cash and cash equivalents was $48.8 million as of December 31, 2019.
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
As of December 31, 2019, we do not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations as of December 31, 2019, consist of our obligations as borrower under our 2019 Senior Secured Credit Facility, our obligations related to financing of our three 2018 Newbuildings.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2019.
Contractual Obligations in $’000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior Secured Credit Facility (1)*	291,798	18,749	30,610	242,439	-
Interest Payments (2)	82,255	21,690	39,624	20,941	-
Financing of 2018 Newbuildings (3)	119,867	7,630	16,287	17,849	78,101
Interest Payments 2018 Newbuildings (4)	47,517	7,674	13,739	11,526	14,578
Operating Lease Liabilities (5)	1,937	500	638	587	212
Total	543,374	56,243	100,898	293,342	92,891

Notes:
(1)	Refers to obligation to repay indebtedness outstanding as of December 31, 2019.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2019. Estimate based on applicable interest rate and drawn amount as of December 31, 2019.
(3)	Refers to obligation to repay indebtedness outstanding as of December 31, 2019 for three 2018 Newbuildings.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2019. Estimate based on applicable interest as of December 31, 2019 for the financing of the three 2018 Newbuildings.

(5)	Refers to the future obligation as of December 31, 2019 to pay for operating lease liabilities at nominal values.
*The new five-year senior secured credit facility for $306.1 million is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash amortization mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.
G.	Safe Harbor
See “Cautionary Statement Regarding Forward Looking Statements” at the beginning of this annual report.
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
Revenues and voyage expenses
We adopted ASC 606 Revenue from Contracts with Customers with effect from January 1, 2018, applying the modified retrospective method. The change in the revenue guidance has affected the timing of recognition of revenue from spot charters, as we have changed recognition of revenue from a discharge-to-discharge basis to a load-to-discharge basis. Revenue is therefore recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluded on the date of discharge of the cargo.

The financial year ended December 31, 2019 is comparative with the financial year ended December 31, 2018, as the new revenue standard is applied consistently for both financial years. The financial year ended December 31, 2017 is presented under the previous revenue recognition standard. On December 31, 2017 we had 19 vessels affected by the change in the revenue recognition standard that resulted in an adjustment to increase our opening balance of accumulated deficit as of January 1, 2018 of $4.1 million. As of December 31, 2018, we had 15 vessels that were impacted by the new revenue recognition policy with an equivalent net increase of $6.3 million on accumulated deficit.
Revenues and voyage expenses are recognized on an accruals basis over the duration of each spot charter.
For vessels operating on spot charters, voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis under ASC 606 and, therefore, are allocated between reporting periods based on the relative transit time in each period. In 2017, before the adoption of Topic 606 on January 1, 2018, the Company recognized voyage revenues ratably over the estimated length of each voyage on a discharge-to-discharge basis. Voyage expenses are capitalized between the discharge port of previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfillment costs. Incremental cost to obtain a contract is capitalized and amortized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs when incurred. Expected losses that are deemed probable on voyages are provided for in full at the time such losses can be estimated. We do not capitalize fulfilment cost or recognize revenue when a charter has not been contractually committed to by a customer.
Vessel Impairment
The carrying values of the Company’s vessels may not represent their fair value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected from the commercial use of the vessel and its eventual sale is less than the carrying amount of the vessel, the vessel is deemed to be impaired. Impairment charges is assessed and recognized on an individual vessel by vessel basis. Under this approach we identified impairment charges on vessels for the year ended December 31, 2019, December 31, 2018, December 31, 2017 of zero, $2.2 million and $110.5 million, respectively.  The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as information about separately identifiable cash flows for each vessel is available.
In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel.
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
The estimated daily time charter equivalents applied are based on an average of several broker estimates for the first two years of the analysis. For the remaining period from year 3 and to the end of the useful life of each vessel, we have applied a daily time charter equivalent equaling the fifteen-year historical average spot market rate for similar vessels. The broker estimates applied in year one and two are considered a more precise forecast as it captures the shorter-term expected market development of our business. The broker estimates are normally not available for a period exceeding two years. For year 3 and beyond, we believe that the 15-year historical company-specific average is a reasonable proxy for our expected cash flows as this average is most likely to encompass the charter rate cycles that our vessels will experience.

When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated scrap value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have applied a compounded growth factor to the operating expenses, which is calculated based on the average increase in our operating expenses over the last fifteen years. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The scrap value applied is assessed to be $8.0 million per vessel based on market price of scrap per ton multiplied by lightweight tonnage of the vessel, less estimated cost associated with scrapping the vessel. All vessels are maintained for and assumed to have a useful life of 25 years.
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
	Rates used (1)			Break even rate (2)	Achieved Rates (3)
($ per day)	First year	Second year	Thereafter	2019	2015 -2019	2010-2019
NAT fleet	37,154	29,965	26,739	22,485	22,990	19,796

If the five or ten-year average historical rates described under “Achieved Rates” had been used in the cash flow forecast instead of the rates used from year three and onwards, carrying value would exceed the total undiscounted cash flows for nil and nil of our vessels, respectively.
The Total Fleet – Comparison of Carrying Value versus Market Value: During the past five years, the market values of vessels have experienced particular volatility, with substantial declines for many vessel classes. During 2019, our fleet of Suezmax vessels has experienced a positive valuation curve with values at the end of 2019 above the valuations received at the end of 2018. According to Clarksons Ltd. 139 Suezmax tankers were sold and bought in total between 2015 and 2019, however such transactions may not be vessels as well maintained as the vessels in our fleet. We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.
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
Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. In Management’s view the valuation of the Company on the NYSE should not be based upon net asset value (NAV), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a large and homogenous fleet allowing us to offer our transportation services to our clients across the globe.

Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ (millions) Dec 31, 2019	Carrying Value $ (millions) Dec 31, 2018
Nordic Freedom*	2005	159,331	2005	36.2	39.3
Nordic Apollo*	2003	159,998	2006	36.6	40.4
Nordic Moon*	2002	160,305	2006	34.8	37.4
Nordic Cosmos*	2003	159,999	2006	37.2	39.7
Nordic Grace*	2002	149,921	2009	26.9	30.0
Nordic Mistral*	2002	164,236	2009	26.8	29.6
Nordic Passat*	2002	164,274	2010	28.6	32.0
Nordic Vega*	2010	163,940	2010	59.9	63.4
Nordic Breeze*	2011	158,597	2011	47.1	49.6
Nordic Zenith*	2011	158,645	2011	47.5	50.0
Nordic Sprinter*	2005	159,089	2014	26.1	28.2
Nordic Skier*	2005	159,089	2014	26.4	28.8
Nordic Light*	2010	158,475	2015	47.8	50.9
Nordic Cross*	2010	158,475	2015	51.3	50.9
Nordic Luna*	2004	150,037	2016	24.6	24.8
Nordic Castor*	2004	150,249	2016	23.7	24.5
Nordic Sirius	2000	150,183	2016	14.7	16.6
Nordic Pollux*	2003	150,103	2016	21.1	23.2
Nordic Star	2016	159,000	2016	57.8	60.3
Nordic Space	2017	159,000	2017	59.5	62.2
Nordic Aquarius	2018	159,000	2018	54.5	56.6
Nordic Cygnus	2018	159,000	2018	55.0	57.2
Nordic Tellus	2018	159,000	2018	55.9	57.9

* The carrying value of our vessels as of December 31, 2019 is $900.0 million. We have obtained broker estimates from two independent shipbrokers indicating a fair market value of our fleet on a charter free basis to be $788.9 million, based on an average of the two estimates including the inherent uncertainty in such estimates. Each vessel marked with an asterisk has a fair market value that is lower than the carrying value. The total carrying value based on the above is consequently exceeding the fair value of the vessels by approximately $111.1 million as of December 31, 2019. We have in our vessel impairment analysis estimated future undiscounted cash flows generated by the vessels over their estimated useful life that exceed their carrying values as of December 31, 2019.
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
The Company
Name	Age	Position
Herbjørn Hansson	72	Chairman, Chief Executive Officer, President and Director
David Workman	58	Director
Richard H. K. Vietor	74	Director
Alexander Hansson	38	Director
Jim Kelly	66	Vice Chairman, Director and Audit Committee Member
Bjørn Giaever	52	Chief Financial Officer

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.  On March 6, 2020, Andreas Ove Ugland, a director and Vice Chairman of the Company and our Audit Committee Chairman, passed.  Mr. Ugland had been a valued member of our Board of Directors since 1997.
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

David Workman has been a director of the Company since November 2019. Mr. Workman has served as Hermitage Offshore Services Ltd.’s Class A Director since December 2013. Mr. Workman was Chief Operating Officer and member of the Supervisory Board of Stork Technical Services, or STS, guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS group in 2011. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer of STS in 2011.
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
Alexander Hansson has been a director of the Company since November 2019. Mr. Hansson is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of the Company’s Chairman and Chief Executive Officer and he has built a network over the last 20 years in the shipping and finance sector. He has operated shipping and trading offices in London and Monaco. He studied at EBS Regents College in London, United Kingdom.
Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world’s largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine’s managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series “Iraq: Where Things Stand.” In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February 2012.  Mr. Kelly was appointed as the Chairman of the Audit Committee upon the passing of Mr. Ugland.
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
In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 common shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. All 137,665 common shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 employees in 2016.
In 2019 and 2018, employees forfeited 20,000 and zero, respectively, upon their resignations. No distributions have been done in 2019. The Company holds 42,000 treasury shares as of December 31, 2019. As of December 31, 2019, a total number of 97,165 common shares have been allocated. The trading restrictions for the majority of these common shares expire in January 2020.
In October 2019, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 1,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. On October 28, 2019, the Company granted 755,000 and 234,000 stock options with vesting over a period of two and three years, respectively, and an exercise price of $4.70 per share.
A copy of the Amended and Restated 2011 Equity Incentive Plan is filed as Exhibit 4.11 to this annual report.
Compensation of Directors
The six directors received, in the aggregate, $311,000 in cash fees for their services as directors for the year ended December 31, 2019. The Vice Chairman of the Board of Directors received an additional annual cash compensation of $10,000 in 2019. The members of the Audit Committee receive an additional annual cash retainer of $12,000 each per year. The Chairman of the Audit Committee receives an additional annual cash compensation of $18,000 per year. We do not pay director fees to the Chairman, President and Chief Executive Officer. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with their services as members of our Board of Directors.
Executive Pension Plan
Our Chairman, President and Chief Executive Officer had an individual deferred compensation agreement. The parties have entered into a settlement agreement in December 2019 providing for a payment of $11.0 million as compensation for terminating the Executive Pension Plan. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 7 to the audited financial statements for further information about the agreement including information related to the settlement of the deferred compensation agreement for our former Chief Financial Officer. Our current Chief Financial Officer has a regular contribution pension plan in line with the Company’s policy for employees.
Employment Agreements
As of December 31, 2019, we have employment agreements with Herbjørn Hansson, our Chairman, President & Chief Executive Officer, Bjørn Giaever, our CFO, and Alexander Hansson, our Board member. The aggregate compensation of our executive officers during the twelve months ended December 31, 2019 was approximately $3.6 million. Our Chairman, President & Chief Executive Officer does not receive any additional compensation for his services as a director or Chairman of the Board and under certain circumstances the employment agreement may be terminated by our Chairman, President & Chief Executive Officer or the Company upon six months’ written notice to the other party.

C.	Board Practices
The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2018.  Our Board of Directors has established an Audit Committee, consisting of a single independent director, Mr. Kelly.  Mr. Kelly serves as the audit committee financial expert. The members of the Audit Committee received during 2019, additional remuneration of $30,000 in aggregate for serving on the Audit Committee.  The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.
Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, please see Item 16G. Corporate Governance.
There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
D.	Employees
As of December 31, 2019, the Company had a total of 20 full time employees.
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
Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Hansson family(2)	4,380,659	2.98%
	Jim Kelly		*
	Richard Vietor		*
	David Workman		*
	Bjørn Giæver		*

(1) Based on 147,230,634 common shares outstanding as of the date of this annual report.
(2) The holdings of High Seas AS, which are for the economic interest of members of the Hansson family, as well as the personal holdings of our Chief Executive Officer and Chairman, Mr. Herbjorn Hansson, and our director, Alexander Hansson, are included in the amount reported herein.
* Less than 1% of our common outstanding shares.

As of April 14, 2020, we had 575 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 147,230,634 Common Shares outstanding as of the date of this annual report.
B.	Related Party Transactions
Board Members and Employees:
Mr. Jan Erik Langangen, a former member of our Board of Directors and an advisor of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to us. We recognized $0.1 million in costs for the year ended December 31, 2019, $0.1 million in costs for the year ended December 31, 2018 and $0.7 million for the year ended December 31, 2017, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” within the Statements of Operations contained herein. No amounts were due to the related party as of December 31, 2019, 2018 or 2017.
In 2014, we entered into an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. We paid a fixed annual fee and fees associated with actual use. This agreement was terminated in 2017. In 2019, 2018 and 2017, use of the asset was paid for upon utilization and we recognized $0.3 million, $0.4 million and $0.2 million, respectively. No amounts were due to the related party as of December 31, 2019, 2018, 2017 related to use of the asset. As of December 31, 2019, we have a receivable of $0.3 million related to prepayments to our Chairman.
On January 8, 2016, a total number of 137,665 common shares, reserved for issuance under the Amended and Restated 2011 Equity Incentive Plan and that are subject to trade restrictions, were allocated to 30 persons employed in our Company and to members of the Board of Directors. We granted zero common shares to employees in 2019 and as of December 31, 2019, a total of 92,165 common shares are outstanding under the Amended and Restated 2011 Equity Incentive Plan.
On December 13, 2017, we issued 40,000,000 common shares at $2.75 per share in an underwritten registered follow-on offering. At our request, the underwriters reserved for sale an aggregate of 449,817 common shares to all of the members of the Company’s board of directors, management, and advisors at the public offering price.
During 2017, our Chairman and Chief Executive Officer purchased approximately 870,000 of our common shares. This includes the 363,636 shares purchased in the offering completed on December 13, 2017, discussed above.
Hermitage Offshore Services Ltd (formerly Nordic American Offshore Ltd):
Hermitage Offshore Services Ltd. (“HOS”) (formerly known as Nordic American Offshore Ltd.) was established in 2013 and operates ten platform supply vessels, eleven crew boats and two anchor handling vessels. HOS is listed on the New York Stock Exchange under the ticker “PSV”.
On December 11, 2018, HOS entered into a share purchase agreement with Scorpio Offshore Investments Inc., a closely held company owned and controlled by the Lolli-Ghetti family, pursuant to which Scorpio has invested $5.0 million in a private placement of HOS’s common shares at a price of $0.42 per share.  Following this transaction, we owned 13.55% of the outstanding common shares of HOS.
We have sold 187,815 shares in HOS during the year ended December 31, 2019 and held 811,538 shares as of December 31, 2019 equaling about 3.2% of the outstanding common shares in HOS as of December 31, 2019. The reduction in ownership is a result of non-participation in several equity offerings in HOS during 2019 together with the abovementioned sale of shares, and HOS is no longer considered to be a related party of us.
The management agreement that we had for the provision of administrative services to HOS was terminated as of June 30, 2019 and ended on October 31, 2019.

As of the date of this annual report our Chairman, President and CEO with immediate family does not own any of the outstanding common shares in HOS.
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
Dividend Policy
Our policy is to declare quarterly dividends to shareholders as decided by the Board of Directors.  The dividend to shareholders could be higher than the operating cash flow or the dividend to shareholders could be lower than the operating cash flow after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the terms of our borrowing agreements, our other cash needs and the requirements of Bermuda law.
Total dividends distributed in 2019 totaled $14.3 million or $0.10 per share. The quarterly dividend payments per share over the last 5 years have been as follows:
Period	2019	2018	2017		2016	2015
1st Quarter	$0.04	$0.03	$0.20		$0.43	$0.22
2nd Quarter	$0.03	$0.01	$0.20		$0.43	$0.38
3rd Quarter	$0.01	$0.02	$0.15	*	$0.25	$0.40
4th Quarter	$0.02	$0.01	$0.03		$0.26	$0.38
Total	$0.10	$0.07	$0.58		$1.37	$1.38

* Includes $0.05 per share distributed as dividend-in-kind.
The Company declared a dividend of $0.07 per share in respect of the fourth quarter of 2019, which was paid to shareholders on March 16, 2020.
B.	Significant Changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING
Not applicable except for Item 9.A.4. and Item 9.C.
Share History and Markets
Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol “NAT.”
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
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

Any director retiring at an annual general meeting will be eligible for reappointment and will retain office until the close of the meeting at which such director retires or (if earlier) until a resolution is passed at that meeting not to fill the vacancy or the resolution to re-appoint such director is put to a vote at the meeting and is lost. If a director’s seat is not filled at the annual general meeting at which he or she retires, such director shall be deemed to have been reappointed unless it is resolved by the shareholders not to fill the vacancy or a resolution for the reappointment of the director is voted upon and lost. No person other than a director retiring shall be appointed a director at any general meeting unless (i) he or she is recommended by the Board of Directors or (ii) a notice executed by a shareholder (not being the person to be proposed) has been received by our secretary no less than 120 days and no more than 150 days prior to the date our proxy statement is released to shareholders in connection with the prior year’s annual general meeting declaring the intention to propose an individual for the vacant directorship position.
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

Bermuda law permits the bye-laws of a Bermuda company to contain a provision indemnifying the Company’s directors and officers for any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty, save with respect to fraud or dishonesty. Bermuda law also grants companies the power generally to indemnify directors and officers of a company, except in instances of fraud and dishonesty, if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of such company or was serving in a similar capacity for another entity at such company’s request.
Our bye-laws provide that each director, alternate director, officer, person or member of a committee, if any, resident representative, and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company, and his heirs, executors or administrators, which we refer to collectively as an indemnitee, will be indemnified and held harmless out of our assets to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including, but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or by reason of any act done, conceived in or omitted in the conduct of the Company’s business or in the discharge of his duties except in respect of fraud or dishonesty. In addition, each indemnitee shall be indemnified out of the assets of the Company against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted.
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
The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of the Board. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.
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
Exercise Price. Each Right allows its holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share (a “Preferred Share”) for $30.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.
Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common shares.
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
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
The date when the Rights become exercisable is the “Distribution Date.” Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.
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
Dividend Reinvestment and Direct Stock Purchase Plan
On November 6, 2013, a registration statement on Form F-3 was declared effective by the SEC relating to the Dividend Reinvestment Plan for 1,664,450 common shares to allow existing shareholders to purchase additional common shares by reinvesting all or a portion of the dividends paid on their common shares. As at December 31, 2019, no new shares were issued pursuant to the plan.
Listing
Our common shares are listed on the NYSE under the symbol “NAT.”
Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.
C.	Material Contracts
For a description of our 2019 Senior Secured Credit Facility, which the Company entered into on February 12, 2019, please see Item 5. Operating and Financial Review and Prospectus B. Liquidity and Capital Resources - Our Borrowing Activities.”
D.	Exchange Controls
The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue of its common shares was obtained prior to the offering thereof.
The Company’s common shares are currently listed on an appointed stock exchange. For so long as the Company’s shares are listed on an appointed stock exchange the transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of common shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations made thereunder. Issues and transfers of common shares between any person regarded as resident in Bermuda and any person regarded as non-resident for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972 unless such common shares are listed on an appointed stock exchange.
Subject to the foregoing, there are no limitations on the rights of owners of shares in the Company to hold or vote their shares. Because the Company has been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay   to United States residents who are holders of common shares, other than in respect of local Bermuda currency.
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
As an “exempted company,” the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda except for land required for its business by way of lease for a term not exceeding 50 years or otherwise, with the express authorization of the Ministers of Finance of Bermuda, land by way of lease for a term not exceeding 21 years in order to provide accommodation or recreational facilities for its officers and employees; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another “exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad”; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.
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
The United States does not have a comprehensive income tax treaty with Bermuda. However, Bermuda has legislation in place (U.S.A. – Bermuda Tax Convention Act 1986) which authorizes the enforcement of certain obligations of Bermuda pursuant to the Convention Between The Government Of The United Kingdom of Great Britain And Northern Ireland (On Behalf Of The Government Of Bermuda) And The Government Of The United States Of America Relating To The Taxation Of Insurance Enterprises And Mutual Assistance In Tax Matters entered into on 11 July 1986 (the “Convention”). Article 5 of the Convention states that the U.S.A. and Bermuda “shall provide assistance as appropriate in carrying out the laws of the respective covered jurisdictions (Bermuda and U.S.A.) relating to the prevention of tax fraud and the evasion of taxes. In addition, the competent authorities shall, through consultations, develop appropriate conditions, method, and techniques for providing, and shall thereafter provide, assistance as appropriate in carrying out the fiscal laws of the respective covered jurisdictions other than those relating to tax fraud and the evasion of taxes.”
United States Federal Income Tax Considerations
The following discussion is a summary of the material United States federal income tax considerations relevant to the Company and to a United States Holder and Non-United States Holder (each defined below) of our common shares.  This discussion is based on advice received by us from Seward & Kissel LLP, our United States counsel.  This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which (such as dealers in securities or currencies, investors whose functional currency is not the United States dollar, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, persons subject to the “base erosion and anti-avoidance” tax, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and persons who are investors in pass-through entities) may be subject to special rules. This discussion only applies to shareholders who (i) own our common shares as a capital asset and (ii) own less than 10%, actually or constructively, of our common shares. Shareholders are encouraged to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of common shares.

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
The regulations promulgated by the United States Department of the Treasury (the “Treasury Regulations”) under section 883 of the Code provide that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

The Publicly-Traded Test also requires our common shares be “regularly traded” on an established securities market.  Under the Treasury Regulations, our common shares are considered to be “regularly traded” on an established securities market if shares representing more than 50% of our outstanding common shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the “Listing Threshold.” The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to as the Trading Volume Test.  Even if we do not satisfy both the Trading Frequency and Trading Volume Tests, the Treasury Regulations provide that the Tests will be deemed satisfied if our common shares are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares.
We believe that we satisfied the Publicly-Traded Test for our 2019 taxable year since, on more than half the days of the taxable year, we believe the Company’s common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.
Notwithstanding the foregoing, we will not satisfy the Publicly-Traded Test if 50% or more of the vote and value of our common shares is owned (or is treated as owned under certain stock ownership attribution rules) by persons each of whom owns (or is treated as owning under certain stock ownership attribution rules) 5% or more of the value of our common shares, or 5% Shareholders, for more than half the days during the taxable year, to which we refer to as the 5% Override Rule.   In the event the 5% Override Rule is triggered, the 5% Override Rule will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be “qualified shareholders” for purposes of section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common shares for more than half the number of days during the taxable year.  In order to determine the persons who are 5% Shareholders, we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as having a 5% or more beneficial interest in our common shares.
We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2019 taxable year.  Accordingly, we expect that our common shares will be considered to be “primarily and regularly traded on an established securities market” and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2019 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.
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
4% Gross Basis Tax Regime
To the extent that the benefits of section 883 of the Code are unavailable with respect to any item of United States-Source Shipping Income, such Shipping Income that is considered not to be “effectively connected” with the conduct of a trade or business in the United States, as discussed below, would be subject to a 4% tax imposed by section 887 of the Code on a gross basis, without benefit of deductions, which we refer to as the 4% Gross Basis Tax Regime. Since under the sourcing rules described above, no more than 50% of our Shipping Income would be derived from United States sources, the maximum effective rate of United States federal income tax on our gross Shipping Income would never exceed 2% under the 4% Gross Basis Tax Regime.

Net Basis and Branch Profits Tax Regime
To the extent that the benefits of the exemption under section 883 of the Code are unavailable and our United States-Source Shipping Income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States-Source Shipping Income, net of applicable deductions, would be subject to the United States federal income tax imposed at corporate rate of 21% under present law. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the United States trade or business.
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
We do not intend to have a fixed place of business in the United States involved in the earning of Shipping Income. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our United States-Source Shipping Income will be “effectively connected” with the conduct of a United States trade or business.
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
Distributions
Subject to the discussion below of passive foreign investment companies, or PFICs, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income,” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of United States Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate, or a United States Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such United States Individual Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the United States Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the United States Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a United States Individual Holder.
If we pay an “extraordinary dividend” on our common shares (generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in the common shares or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election)) that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Shares
Assuming we do not constitute a PFIC for taxable years after 2004, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such common shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder’s ability to deduct capital losses is subject to certain limitations.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a United States Holder’s holding period in our common shares, then such United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a “qualified electing fund,” which election we refer to as a QEF Election. As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.  In addition, if we were to be treated as a PFIC for a taxable year ending on or after December 31, 2013, a United States Holder of our common shares would be required to file an annual information return with the IRS for such year.
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
In general, an Electing Holder would not be taxed twice on his share of our income. Thus, distributions received from us by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of our ordinary earnings and net capital gain. The Electing Holder’s tax basis in his shares would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in the common shares. Distributions, if any, in excess of such tax basis would be treated as capital gain (which gain will be treated as long-term capital gain if the Electing Holder held its common shares for more than one year at the time of distribution).
Disposition of Common Shares. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common shares in an amount equal to the difference between the amount realized by the Electing Holder from such sale or exchange and the Electing Holder’s tax basis in the common shares. Such gain or loss would generally be treated as long-term capital gain or loss if the Electing Holder’s holding period in the common shares at the time of the sale or exchange is more than one year. A United States Holder’s ability to deduct capital losses may be limited.

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
United States Holders Making a Timely Mark-to-Market Election
Mark-to-Market Regime. A United States Holder who does not make a QEF Election may make a “mark-to-market” election under section 1296 of the Code, provided that the common shares are regularly traded on a “qualified exchange.” The NYSE, on which the common shares are traded, is a “qualified exchange” for these purposes. A United States Holder who makes a timely mark-to-market election with respect to the common shares would include annually in the United States Holder’s income, as ordinary income, any excess of the fair market value of the common shares at the close of the taxable year over the United States Holder’s then adjusted tax basis in the common shares. The excess, if any, of the United States Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the United States Holder included in income in previous years with respect to the common shares. A United States Holder’s tax basis in his common shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.
Disposition of Common Shares. A United States Holder who makes a timely mark-to-market election would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in the common shares; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the United States Holder included in income in previous years with respect to the common shares. The amount of any loss in excess of such net mark-to market gains is treated as capital loss.
Making the Mark-to-Market Election. A United States Holder makes a mark-to-market election for a taxable year by completing and filing IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) in accordance with the instructions thereto.
United States Holders Not Making a Timely QEF Election or Mark-to-Market Election
A United States Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a Non-Electing Holder, would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (ii) any gain realized on the sale or other disposition of common shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning common shares, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common shares.
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
Individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations, an individual Non-United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  United States Holders (including United States entities) and Non- United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.
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
The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings under our Credit Facility.
Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.
A 100 basis point increase in LIBOR would have resulted in an increase of approximately $4.4 million in our interest expense for the year ended December 31, 2019.
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
We estimate that during 2019, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $8.4 million.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures.
Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2019. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the U.S Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2019.
B.	Management’s annual report on internal control over financial reporting.
Our internal control system is designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that:
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
Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2019, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

C.	Attestation report of the registered public accounting firm.
The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein.
D.	Changes in internal control over financial reporting.
There have been no other changes in internal controls over financial reporting that occurred during the year covered by this Annual Report, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Mr. Kelly, who serves as Chairman of the Audit Committee, qualifies as an “audit committee financial expert” under SEC rules, and that Mr. Kelly is “independent” under applicable NYSE rules and SEC standards.
ITEM 16B.	CODE OF ETHICS
The Company has adopted a code of ethics that applies to all of the Company’s employees, including our chief executive officer, chief financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of our code of ethics, we will disclose the nature of that amendment or waiver on our website.  During the year ended December 31, 2019, no such amendment was made or waiver granted.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
A.	Audit Fees
Our Board of Directors has established preapproval and procedures for the engagement of the Company’s independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, for the fiscal years ended December 31, 2019 and 2018, respectively, for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2019 and 2018.
FISCAL YEAR ENDED DECEMBER 31, 2019	$853,439
FISCAL YEAR ENDED DECEMBER 31, 2018	$901,429

B.	Audit-Related Fees
FISCAL YEAR ENDED DECEMBER 31, 2019	$0
FISCAL YEAR ENDED DECEMBER 31, 2018	$0

C.	Tax Fees
Not applicable.
D.	All Other Fees
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
Pursuant to an exception for foreign private issuers, we, as a Bermuda company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards (which are available at www.nyse.com) because in certain cases we follow our home country (Bermuda) practice. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders.
There are four significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of two independent members of our Board of Directors. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-1 to F-27 filed as part of this annual report.
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

2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

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

4.11	Amended and Restated 2011 Equity Incentive Plan.

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

4.14	Equity Distribution Agreement dated March 29, 2019, by and between Nordic American Tankers Limited and B. Riley FBR, Inc.

8.1	Subsidiaries of Nordic American Tankers Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.

15.2	Consent of Fearnleys

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	April 16, 2020
Name: Herbjørn Hansson
Title: Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

TABLE OF CONTENTS
_________________________________________________________________________________

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Nordic American Tankers Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 16, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606 – Revenue From Contracts With Customers.
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
April 16, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Nordic American Tankers Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Nordic American Tankers Limited and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 16, 2020 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG AS
Oslo, Norway
April 16, 2020

Nordic American Tankers Limited
Consolidated Statements of Operations for the Years Ended December 31, 2019, 2018 and 2017
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2019	2018	2017
Voyage Revenues	317,220	289,016	297,141
Voyage Expenses	(141,770)	(165,012)	(142,465)
Vessel Operating Expenses	(66,033)	(80,411)	(87,663)
Impairment Loss on Vessels	-	(2,168)	(110,480)
Impairment Loss on Goodwill	-	-	(18,979)
Loss on Disposal of Vessels	-	(6,619)	-
General and Administrative Expenses	(13,481)	(12,727)	(12,575)
Depreciation Expense	(63,965)	(60,695)	(100,669)
Net Operating Income (Loss)	31,971	(38,616)	(175,690)
Interest Income	298	334	347
Interest Expenses	(38,390)	(34,549)	(20,464)
Other Financial Expenses	(4,160)	(14,729)	(644)
Total Other Expenses	(42,252)	(48,944)	(20,761)
Net Loss Before Income Taxes and Equity Loss	(10,281)	(87,560)	(196,451)
Income Tax Expense	(71)	(79)	(83)
Equity Loss from Associate	-	(7,667)	(8,435)
Net Loss	(10,352)	(95,306)	(204,969)

Basic and Diluted Loss per Share	(0.07)	(0.67)	(1.97)
Basic and Diluted Average Number of Common Shares Outstanding	142,571,361	141,969,666	103,832,680
Cash Dividends per Share	0.10	0.07	0.53

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Comprehensive Loss for The Years Ended December 31, 2019, 2018 AND 2017
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2019	2018	2017
Net Loss	(10,352)	(95,306)	(204,969)
Other Comprehensive Loss
Translation Differences	(498)	(172)	110
Unrealized Gain (Loss) on Defined benefit plan	420	40	(260)
Other Comprehensive Loss	(78)	(132)	(150)
Total Comprehensive Loss	(10,430)	(95,438)	(205,119)

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Balance Sheets as of December 31, 2019 and 2018
All figures in USD ‘000, except share and per share amount

	As of December 31,
Assets	2019	2018
Current Assets
Cash and Cash Equivalents	48,847	49,327
Restricted Cash	12,791	-
Accounts Receivable, Net	24,583	22,102
Accounts Receivable, Related Party	-	492
Prepaid Expenses	3,383	3,830
Inventory	22,475	20,291
Voyages in Progress	13,124	15,075
Investment Securities	825	-
Other Current Assets	3,344	1,828
Total Current Assets	129,372	112,945
Non-Current Assets
Vessels	899,997	953,758
Investment Securities	-	4,197
Other Non-Current Assets	1,534	211
Total Non-Current Assets	901,531	958,166
Total Assets	1,030,903	1,071,111

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	8,405	3,575
Accrued Voyage Expenses	11,524	5,063
Other Current Liabilities	15,562	8,960
Current Portion of Long-Term Debt	23,537	18,692
Total Current Liabilities	59,028	36,290
Non - Current Liabilities
Long-Term Debt	375,364	417,836
Operating Lease Liabilities	934	-
Deferred Compensation Liability	153	14,954
Total Non-Current Liabilities	376,451	432,790

Commitment and Contingencies	-	-

Shareholders’ Equity
Common Stock, par value $0.01 per share 360,000,000 authorized, 147,230,634 and 141,969,666 issued and outstanding at December 31, 2019 and December 31, 2018, respectively.	1,472	1,420
Additional Paid-In Capital	38,499	123,852
Contributed Surplus	567,202	786,881
Accumulated Other Comprehensive Loss	(1,397)	(1,319)
Accumulated Deficit	(10,352)	(308,803)
Total Shareholders’ Equity	595,424	602,031
Total Liabilities and Shareholders’ Equity	1,030,903	1,071,111

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2019, 2018 and 2017
All figures in USD ‘000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 1, 2017	101,969,666	13,500	1,020	235,050	640,472	(1,037)	(4,456)	871,049
Net Loss	-	-	-	-	-	-	(204,969)	(204,969)
Reduction of share premium	-	-	-	(215,481)	215,481	-	-	-
Common Shares Issued, net of $0.8 million issuance cost	40,000,000	-	400	103,348	-	-	-	103,748
Other Comprehensive Loss	-	-	-	-	-	(150)	-	(150)
Share Based Compensation	-	(4,500)	-	522	-	-	-	522
Forfeited shares – 2011 Equity Incentive Plan	-	13,000	-	-	-	-	-	-
Dividends Distributed	-	-	-	-	(59,136)	-	-	(59,136)
Balance at December 31, 2017	141,969,666	22,000	1,420	123,439	796,817	(1,187)	(209,425)	711,064
Effect of change in accounting policy (ASC 606)	-	-	-	-		-	(4,072)	(4,072)
Adjusted balance at January 1, 2018	141,969,666	22,000	1,420	123,439	796,817	(1,187)	(213,497)	706,992
Net Loss	-	-	-	-	-	-	(95,306)	(95,306)
Other Comprehensive Loss	-	-	-	-	-	(132)	-	(132)
Share Based Compensation	-	-	-	413	-	-	-	413
Dividends Distributed	-	-	-	-	(9,936)	-	-	(9,936)
Balance at December 31, 2018	141,969,666	22,000	1,420	123,852	786,881	(1,319)	(308,803)	602,031
Net Loss	-	-	-	-	-	-	(10,352)	(10,352)
Coverage of Accumulated Deficit as of December 31, 2018	-	-	-	-	(308,803)	-	308,803	-
Reduction of Share Premium	-	-	-	(103,379)	103,379	-	-	-
Common Shares Issued, net of $0.5 million issuance cost	5,260,968	-	52	17,870	-	-	-	17,922
Other Comprehensive Loss	-	-	-	-	-	(78)	-	(78)
Share Based Compensation	-	-	-	156	-	-	-	(156)
Forfeited shares – 2011 Equity Incentive Plan	-	20,000	-	-	-	-	-	-
Dividends Distributed	-	-	-	-	(14,255)	-	-	(14,255)
Balance at December 31, 2019	147,230,634	42,000	1,472	38,499	567,202	(1,396)	(10,352)	595,424
The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017
All figures in USD ‘000
	Year Ended December 31,
Cash Flows from Operating Activities	2019	2018	2017
Net Loss	(10,352)	(95,306)	(204,969)
Reconciliation of Net Loss to Net Cash Provided by Operating Activities
Depreciation Expense	63,965	60,695	100,669
Impairment Loss on Vessels	-	2,168	110,480
Impairment Loss on Goodwill	-	-	18,979
Loss on Disposal of Vessels	-	6,619	-
Equity Loss from Associate	-	7,667	8,435
Change in Fair Value of Investment Securities	3,160
Drydock Expenditure	(4,158)	(5,210)	(18,776)
Amortization of Deferred Finance Costs	4,291	15,350	1,393
Deferred Compensation Liabilities	(10,970)	(860)	1,303
Share-based Compensation	156	413	522
Other, net	(66)	21	(163)

Changes in Operating Assets and Liabilities
Accounts Receivables	(1,989)	(357)	(4,258)
Accounts Receivables, Related Party	-	237	(145)
Inventory	(2,184)	2,794	(2,200)
Prepaid Expenses and Other Current Assets	(1,068)	1,837	(904)
Accounts Payable and Accrued Liabilities	10,122	(7,112)	1,072
Voyages in Progress	1,951	(5,059)	20,303
Net Cash Provided by / (Used In) Operating Activities	52,858	(16,103)	31,741

Cash Flows from Investing Activities
Investment in Vessels	(2,531)	(4,810)	(37,567)
Investment in Other Fixed Assets	-	(60)	-
Sale of Vessels	-	89,624	-
Proceeds from Sale of Investment Securities	212	-	-
Investments in Associate	-	-	(10,000)
Dividends received from Associate	-	300	1,041
Net Cash (Used In) / Provided by Investing Activities	(2,319)	85,054	(46,526)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	17,922	-	103,748
Proceeds from Vessel Financing Newbuildings	-	12,505	-
Proceeds from Borrowing Activities	300,000	-	-
Repayments on Credit Facility	(313,400)	(78,242)	(55,359)
Repayment of Vessel financing 2018 Newbuildings	(7,273)	(2,361)	-
Repayments on Borrowing Facility	(14,324)	-	-
Transaction Costs Borrowing Facilities	(6,921)	-	(13,125)
Dividends Distributed	(14,255)	(9,936)	(54,226)
Net Cash (Used In) / Provided by Financing Activities	(38,251)	(78,034)	(18,962)
Net Increase / (Decrease) in Cash, Cash Equivalents, and Restricted Cash	12,288	(9,083)	(33,747)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	49,327	58,359	92,170
Effect of Exchange Rate Changes on Cash and Cash Equivalents	23	51	(64)
Cash, Cash Equivalents, and Restricted Cash at End of Year	61,638	49,327	58,359
Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	48,847	49,327	58,359
Restricted Cash	12,791	-	-
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	61,638	49,327	58,359
Cash Paid for Taxes	79	83	102
Fair Value of Shares Distributed as Dividend in Kind	-	-	4,910
Cash Paid for Interest, Net of Amounts Capitalized	35,616	32,300	19,476

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD ‘000 except where noted)

1.	NATURE OF BUSINESS
Nordic American Tankers Limited (“NAT”) was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company’s shares trade under the symbol “NAT” on the New York Stock Exchange. The Company was formed for the purpose of acquiring and chartering out double-hull tankers.
The Company is an international tanker company that currently has a fleet of 23 Suezmax tankers. The Company has not disposed of or acquired new vessels in 2019. The 23 vessels the Company operated per December 31, 2019, average approximately 156,000 dwt each. In 2019, 2018 and 2017, the Company chartered out its operating vessels primarily in the spot market.
The Company’s Fleet
The Company’s current fleet consists of 23 Suezmax crude oil tankers of which the vast majority have been built in Korea.
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
Basis of Accounting: These consolidated financial statements (“financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications: The Company has reclassified certain amounts relating to its presentation of cash flows for 2017 to conform to its current period presentation. These reclassifications have not changed the results of operations of prior periods.
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
Foreign Currency Translation: The functional currency of NAT is the United States (“U.S.”) dollar as substantially all revenues are nominated in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The Company’s subsidiaries of NAT Chartering Ltd, NAT Chartering AS, and the European branch of Scandic American Shipping Ltd, have Norwegian kroner as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders’ equity as part of accumulated other comprehensive loss.
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
As the Company’s performance obligations are services which are received and consumed by our customers as we perform such services, revenues are recognized over time proportionate to the days elapsed since the service commencement compared to the total days anticipated to complete the service. Freight is generally billed to the customers after the cargo has been discharged and the performance obligation fulfilled by the Company. The Company is responsible for paying voyage expenses and the charterer is responsible for any delay at the load and discharge ports. Demurrage earned during a spot charter represents a variable consideration. The Company recognizes such revenues in the voyage estimates only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Voyage estimates are reviewed and updated over the duration of the spot charter contract. When the Company’s tankers are operating on spot charters the vessels are traded fully at the risk and reward of the Company. The Company considers it appropriate to present the gross amount of earned revenue from the spot charter, showing voyage expenses related to the voyage separately in the Statements of Operations.
In 2017, before the adoption of Topic 606 on January 1, 2018, the Company recognized voyage revenues ratably over the estimated length of each voyage, on a discharge-to-discharge basis.

Time Charters: Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the Company pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. Revenues from time charter contracts where the Company is a lessor are accounted for as fixed rate operating leases under ASC 842 Leases and are recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved. The Company has applied the practical expedient to not separate nonlease components from the associated lease component and instead to account for those components as a single component if the nonlease component otherwise would be accounted for under the new revenue guidance (ASC 606); and both of the following are met: (1) the timing and patterns of transfer of the nonlease component and associated lease are the same; and (2) the lease component, if accounted for separately, would be classified as  an operating lease. The pattern of revenue recognition has not changed as a result of implementation of ASC 842 Leases.
Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.
Cash, Cash Equivalents and Restricted Cash: Cash and cash equivalents consist of highly liquid investments such as time deposits with original maturities when acquired of three months or less. Amounts included in restricted cash represent those required to be set aside by a contractual agreement with a banking institution for the payment of future estimated drydocking expenditure related to the vessels used as collateral.
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
Inventories: Inventories are comprised of bunker fuel and lubrication oil. Cost is determined on a first-in, first-out (“FIFO”) basis.
Vessels: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are capitalized and included in vessels’ cost based on the weighted-average method. Certain subsequent expenditures for conversions and major improvements are capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is expensed over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.
Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (based on broker estimates). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The Company estimates the daily time charter equivalent for the remaining operating days, utilizing available market data for spot market rates for the initial two-year period and the most recent fifteen-year historical average for similar vessels for the remaining estimated life of the vessel. Useful economic life is assumed to be 25 years from the delivery of the vessel from the shipyard. The salvage value used in the impairment test is estimated to be $8.0 million per vessel. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording an impairment charge.

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
Leases: The Company bareboat charters certain vessels under leasing agreements. Sale-leaseback arrangements where the transaction is not considered a sale under ASC 606 are accounted for as a financing transaction. Consideration received in such sale-leaseback arrangements is recorded as a financial liability. Each lease payment is allocated between liability and interest expense to achieve a constant rate on the financial liability outstanding. The interest element is charged as Interest Expense over the lease period. The Company has certain office lease contracts resulting in a right-of-use asset and a lease liability and the Company has applied an incremental borrowing rate as the discount rate to calculate the respective asset and liability. The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. For operating leases, the right-of-use asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
Investments in Equity Method Investees: Investments in other entities where the Company has “significant influence” in accordance with U.S. GAAP are accounted for using the equity method of accounting. Under the equity method of accounting, the investment is stated at initial cost and is adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investment in equity method investees for impairment when events or circumstances indicate that the carrying value of the investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Statements of Operations.
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

Deferred Compensation Liability: The Company had two individual deferred compensation agreement with the Company’s CEO and a former CFO & EVP. The former CFO & EVP had an individual deferred compensation agreement, denominated in Norwegian kroner, where further benefits did not accrue upon leaving the Company as of Dec 31, 2017. The liabilities have been accounted for on an accrual basis using actuarial calculations. Any currency translation adjustments as well as actuarial gains and losses have been recognized in general and administrative expenses as incurred. Both agreements have been terminated in 2019 and we refer to note 7 for further information.
Segment Information: The Company has identified only one operating segment. The Company has only one type of vessel – Suezmax crude oil tankers. The Company does not provide a geographical analysis because the Company’s business is global in nature and the location of its vessels continually changes.
Fair Value of Financial Instruments: The fair values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.
Deferred Financing Costs: Financing costs, including fees, commissions and legal expenses are deferred and amortized over the term of the arrangement, which approximates the effective interest method. Incurred fees related to loans not yet drawn are presented as Other non-current Assets. The deferred financing costs are accounted as a direct deduction from the associated debt liability.
Share Based Compensation:
Restricted shares
The fair value of restricted shares to employees is estimated based on the market price of the Company’s shares. The fair value of restricted shares granted to employees is measured at grant date and the Company records the compensation expense for such awards over the requisite service period.
Stock options
The Company grants stock options as incentive-based compensation to certain employees. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost over the requisite service period.
Income Taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes. The statutory applicable rate to consolidated corporate earnings is 0%.
Two of the Company’s wholly-owned subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 22%, 23%, and 24% for the years ended December 31, 2019, 2018 and 2017, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2019, 2018 and 2017 was $71,000, $79,000, and $83,000, respectively. Deferred tax assets related to these entities are inconsequential. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.
Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash is primarily held in major banks and financial institutions and typically insured up to a set amount. Accordingly, the Company believes the risk of any potential loss on deposits held in these institutions is remote. Concentrations of credit risk relative to accounts receivable are limited to our client base in the oil and energy industry that may be affected by changes in economic or other external conditions. The Company does not require collateral for its accounts receivable. The fair value of the financial instruments approximates the net book value.
For the year ended December 31, 2019, one customer accounted for 13.5% of the spot charter revenues. For the year ended December 31, 2018, one customer accounted for 10.5% of the spot charter revenues. For the year ended December 31, 2017, one customer accounted for 12% of the spot charter revenues.

Accounts receivable, Net, as of December 31, 2019, and 2018 were $24.6 and $22.1 million, respectively. As of December 31, 2019, three charterers accounted for 48% of the outstanding accounts receivable, with 19%, 15% and 14%. As of December 31, 2018, three charterers accounted for 49% of the outstanding accounts receivable, with 24%, 13%, and 12%.
Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit losses (ASC 326), which amends the guidance on the impairment of financial instruments. The standard adds an impairment model known as the current expected credit loss ("CECL") model that is based on expected losses rather than incurred losses. Under the new guidance, an entity is required to recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. Unlike the incurred loss models under existing standards, the CECL model does not specify a threshold for the recognition of an impairment allowance. Rather, an entity will recognize its estimate of expected credit losses for financial assets as of the end of the reporting period. Credit impairment will be recognized as an allowance or contra-asset rather than as a direct write-down of the amortized cost basis of a financial asset. However, the carrying amount of a financial asset that is deemed uncollectible will be written off in a manner consistent with existing standards. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2019 and early adoption is permitted. The Company does not expect any material impact on our financial assets from implementation of this new guidance.
Recently Adopted Accounting Standards
Effective January 1, 2019, the Company adopted ASC 842 Leases applying the modified retrospective method. We recognized an initial $1.9 million lease liability and a corresponding right-of-use lease asset to comply with the new lease standard. No cumulative effects have been recorded to the Company’s accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those prior periods (effective date method). The Company has applied the practical expedient for time-charter out contracts that include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer, to not separate non-lease components, or service element, from the associated lease component and instead to account for those components as a single component if the non-lease component otherwise would be accounted for under the new revenue guidance (ASC 606); and both of the following are met: (1) the timing and patterns of transfer of the non-lease component and associated lease are the same; and (2) the lease component, if accounted for separately, would be classified as  an operating lease.
The right-of-use asset, presented in Other-Non Current Assets, and lease liability is related to leased office space and the reduction in the carrying amount of the right-of-use asset during the twelve months ended December 31, 2019 has been $0.5 million. Certain of the Company’s lease contracts for office space include optional periods that are not included in the right-of-use asset and lease liability. The discount rate applied to the calculations is an incremental borrowing rate. The lease liability is presented in Other Current Liabilities and Operating Lease Liabilities and the lease cost is recognized in General and Administrative Expenses.
ASC 842 allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less), which the Company has applied. Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Effective January 1, 2018, the Company adopted Revenue from Contracts with Customers (ASC 606). The financial year ended December 31, 2019 is comparative with the financial year ended December 31, 2018, as the new revenue standard is applied consistently for both financial years. The financial year ended December 31, 2017 is presented under the previous revenue recognition standard. On December 31, 2017 we had 19 vessels affected by the change in the revenue recognition standard that resulted in an adjustment to increase our opening balance of accumulated deficit as of January 1, 2018 of $4.1 million. As of December 31, 2018, we had 15 vessels that were impacted by the new revenue recognition policy with an equivalent net increase of $6.3 million on accumulated deficit.

Effect on the Consolidated Balance sheets as of December 31, 2018
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
ASSETS
Total Current Assets	112,945	6,991	119,936
Voyages in Progress	15,075	8,111	23,186
Prepaid Expenses	3,830	(1,120)	2,710
Total Non-Current Assets	958,166	0	958,166
TOTAL ASSETS	1,071,111	6,991	1,078,102
EQUITY AND LIABILITIES
Total Shareholders’ Equity	602,031	6,265	608,296
Total Current Liabilities	36,290	726	37,016
Accrued Voyage Expenses	5,063	726	5,789
Total Non-Current Liabilities	432,790	0	432,790
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,071,111	6,991	1,078,102

Effect on the Consolidated Statements of Operations as of December 31, 2018
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
Voyage Revenues	289,016	2,819	291,835
Voyage Expenses	(165,012)	(627)	(165,639)
Net Operating Loss	(38,616)	2,193	(36,423)
Net Loss	(95,306)	2,193	(93,113)
Total Comprehensive Loss	(95,438)	2,193	(93,245)

Effect on the Consolidated Statement of Cash Flows as of December 31, 2018
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
Net Loss	(95,306)	2,193	(93,113)
Voyages in Progress	(5,059)	(2,819)	(7,879)
Prepaid Expenses and Other Current Assets	1,837	503	2,340
Accounts Payable and Accrued Liabilities	(7,112)	124	(6,988)
Net Cash (Used In)/Provided by Operating Activities	(16,103)	-	(16,103)

No other new accounting policies have been adopted since December 31, 2018.

3.	VOYAGE REVENUES
Our voyage revenues consist of time charter revenues and spot charter revenues with the following split:
All amounts in USD ‘000	2019	2018	2017
Spot charter revenues*	283,007	259,978	257,495
Time charter revenues	34,213	29,038	39,646
Total Voyage Revenues	317,220	289,016	297,141
*Spot charter revenues for 2019 and 2018 are presented in accordance we ASC 606 Revenue from Contracts with Customers. The comparative information for 2017 has not been restated.
The future minimum revenues as at December 31, 2019 related to time charter revenues are as follows:
All amounts in USD ‘000	Amount
2020	27,932
2021	7,317
2022	-
Future minimum revenues	35,249

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations.
As of December 31, 2019 and December 31, 2018, the Company has capitalized fulfilment cost of $1.0 million and $1.1 million, respectively.
4.	VESSELS
Vessels consists of the carrying value of 23 vessels for the year ended December 31, 2019 and December 31, 2018, respectively. Vessels includes capitalized drydocking costs.
Depreciation is calculated based on cost less estimated residual value of $8.0 million per vessel over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.
All figures in USD ‘000	2019	2018
Vessels as of January 1	1,307,087	1,769,967
Additions Vessels	2,531	169,446
Disposals Vessels	-	(632,326)
Drydocking as of January 1	52,331	119,303
Additions Drydocking	7,618	8,210
Disposals Drydocking	-	(75,182)
Total Vessels and Drydocking	1,369,567	1,359,418
Less Accumulated Depreciation	(469,570)	(405,660	)*
Less Accumulated Impairment Loss on Vessels	-	-	**
Vessels	899,997	953,758
*Depreciation charges of $497.0 million related to vessels disposed of in 2018 is excluded
** Impairment charges of $2.2 million and $110.5 million related to vessels disposed of in 2018 is excluded
The Company has taken three vessels through periodical maintenance surveys in 2019 and further two vessels were in drydock for periodical maintenance as at December 31, 2019.

Impairment Loss on Vessels
The Company has not recorded any impairment loss on vessels for the year ended December 31, 2019. The Company recorded an impairment loss of $2.2 million and $110.5 million for the years ended December 31, 2018 and December 31, 2017, respectively.
The Company reviewed its assets for impairment on an asset by asset basis. In determining whether the assets are recoverable, the Company compared the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value. As of December 31, 2019, it was determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and no impairment was recorded.
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
5.	INVESTMENT SECURITIES
Hermitage Offshore Services Ltd. (“HOS”) (formerly known as Nordic American Offshore Ltd) was incorporated in 2013, and operates ten platform supply vessels, eleven crew boats and two anchor handling vessels. HOS is listed on the New York Stock Exchange under the ticker “PSV”. NAT has sold 187,815 shares in HOS during the year and is holding 811,538 shares as of December 31, 2019 that is equaling about 3.16% of the common shares outstanding in HOS as of December 31, 2019. The reduction in ownership is a result of non-participation in several equity offerings in HOS during 2019 together with the abovementioned sale of shares.
The carrying value of the investment per December 31, 2019 and 2018 is $0.8 million and $4.2 million, respectively, based on the share price. The Company has disposed of shares for a consideration of $0.2 million in 2019 and recognized a loss of $3.2 million and zero in earnings from changes in fair market value for the periods ending December 31, 2019 and 2018, respectively.
6.	RELATED PARTY TRANSACTIONS
Hermitage Offshore Services Ltd (formerly Nordic American Offshore Ltd) (“HOS”):
In December 2013, the Company entered into a management agreement with HOS for the provision of administrative services.  For services under the management agreement, NAT received a management fee of $83,000, $100,000, $100,000 for 2019, 2018 and 2017, respectively, and is reimbursed for cost incurred in connection with its services. NAT also receives reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by NAT, which is attributable to HOS.  For the year ended December 31, 2019, 2018 and 2017, the Company recognized an aggregate of $0.9 million, $2.3 million and $2.3 million, respectively, for such costs incurred which was included in General and Administrative Expenses.
The management agreement was terminated as of June 30, 2019 and ended on October 31, 2019. NAT holds less than 5% of the shares in Hermitage Offshore Services Ltd as of December 31, 2019, as a result of being diluted through equity offerings in late 2018 and throughout 2019, and HOS is no longer considered to be a related party of NAT.

Board Members and Employees:
In 2014, the Company entered into an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. The Company paid a fixed annual fee and fees associated with actual use. This agreement was terminated in 2017. In 2019, 2018 and 2017, use of the asset was paid for upon utilization and the Company recognized an expense $0.3 million, $0.4 million and $0.2 million, respectively. No amounts were due to the related party as of December 31, 2019, 2018 or 2017 related to use of the asset. As of December 31, 2019 and December 31, 2018, the Company has a receivable of $0.3 million and $0.2 million, respectively, related to prepayments to our Chairman.
7.	DEFERRED COMPENSATION LIABILITY
In 2007 and 2010, the Board of Directors approved an unfunded deferred compensation agreement for the Chairman, President and CEO and the Company’s former Chief Financial Officer and Executive Vice President. The agreements provided for unfunded deferred compensation computed as a percentage of salary, and certain benefits for dependents.
The Company has entered into a final settlement agreement with the former CFO to terminate the compensation agreement with a corresponding payment made by March 31, 2020. We refer to note 11 for further information.
The agreement for the Chairman, President and CEO was amended in 2017 for the benefits to vest over a period of employment of 15 years up to a maximum of 66% of the salary level at the time of retirement, age of 72. The Company had a restricted deposit account of $10.0 million for securing the financing of this deferred compensation liability as at December 31, 2016, but the restriction was lifted in 2017, 2018 and 2019. The Company has entered into a final settlement agreement to terminate the compensation agreement with a corresponding payment made of $11.0 million.
The total expense (gain) related to the deferred compensation agreements for the Chairman, President and CEO and the Company’s former Chief Financial Officer and Executive Vice President, recognized in 2019, 2018 and 2017 were $(0.2) million, $(0.7) million and $1.0 million, respectively.
8.	OTHER NON-CURRENT ASSETS
All figures in USD ‘000	2019	2018
Fixture, Furniture and Equipment	65	128
Right of Use Asset*	1,412	-
Other	57	83
Total as of December 31,	1,534	211
* relates to certain office lease contracts. Optional periods are not included in the calculation.

9.	SHARE-BASED COMPENSATION PLAN
Equity Incentive Plan
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
In December 2015, the Board of Directors amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan.

As of December 31, 2019, a total of 92,165 common shares with a weighted average grant date fair value of $14.38 have been allocated with a remaining unrecognized cost related to unvested shares of nil. A total of 87,665 common shares vested on January 8, 2020.
The Company held 22,000 treasury shares as of December 31, 2018 from forfeitures and further 20,000 common shares have forfeited from employees in 2019. The Company held 42,000 common shares as treasury shares as of December 31, 2019.
The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to common shares under the plan was $0.1 million, $0.4 million, and $0.5 million for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.
Stock Option Award Amendment
The Board of Directors has in 2019 amended and restated the 2011 Equity Incentive Plan to reserve an additional 1,000,000 stock options for issuance. The stock options have been allocated amongst management and employees of the Company.
As of December 31, 2019, the Company has granted 755,000 and 234,000 options with vesting over a period of two and three years, respectively, and an exercise price of $4.70 per share.
The Company has used the Black-Scholes option pricing model to measure the grant date fair value of the options with the following assumptions applied to the model;
	Options with two year vesting	Options with three year vesting
Volatility	57.5%	52.5%
Dividend yield	10.0%	10.0%
Risk-free interest rate	1.64%	1.65%
Weighted-average grant date fair value	$0.59	$0.58

The expected volatility was based on historical volatility observed from historical company-specific data during the two years prior to the grant date.
The compensation expense related to the stock option awards was $0.1 million for the year ended December 31, 2019 and the remaining unrecognized cost related to non-vested stock options was $0.5 million with a remaining average remaining vesting period of 2.1 years.
10.	LONG-TERM DEBT AND CURRENT PORTION OF LONG TERM DEBT
Credit Facility and 2019 Senior Secured Credit Facility:
In 2012, the Company entered into a $430 million revolving credit facility, which in 2015 was increased to $500 million, with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "Credit Facility").
The Company had $313.4 million borrowed as of December 31, 2018 under this credit facility. In connection with the expansion of the Credit Facility in 2015, the Company incurred $4.6 million in deferred financing costs, which was amortized over the term of the loan and presented net of the outstanding loan balance. The remaining balance as of December 31, 2018 was $1.7 million, which has been expensed as Interest Expenses in 2019, upon the repayment on February 12, 2019, of the then remaining balance of $313.4 million of the Credit Facility.

On February 12, 2019 the Company entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”) that refinanced the outstanding balance on the Credit Facility as of that date. Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over the vessels (excluding the three vessels delivered in 2018, see description below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The Company has incurred $13.0 million (including a non-cash portion of $6.1 million) in financing costs, which is amortized over the term of the loan and the outstanding loan balance was presented net of the costs. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%. We are free to distribute dividends as long as we comply with the described covenants.
As of December 31, 2019, the Company had $291.8 million drawn under its 2019 Senior Secured Credit Facility, where $18.7 million has been presented as Current Portion of Long-Term Debt. This includes $3.4 million related to the excess cash flow mechanism payment related to earnings generated in the fourth quarter of 2019 and payable in the first quarter of 2020. The Company has incurred $13.0 million in financing cost, which is amortized over the term of the loan and presented net of the outstanding loan balance. The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it carries a variable interest rate. As of December 31, 2019 and as of the date of the issuance of this report, the Company is in compliance with the terms of the 2019 Senior Secured Credit Facility.
The 2019 Senior Secured Credit Facility is amortizing with a twenty-year maturity profile and the Company has repaid $14.3 million of the facility in the twelve months ended December 31, 2019. Subsequent to December 31, 2019, a further repayment of $7.3 million has been done and the outstanding balance as of the date of this report is $284.5 million.
Financing of 2018 Newbuildings
The three 2018 Newbuildings were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018 Newbuildings and paid the remaining payment obligations to Samsung shipyard that were due upon delivery of the vessels. Net proceeds of $12.5 million received from Ocean Yield ASA were used to pay down the drawn amount on the Credit Facility. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 6.50% to 6.72% including a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.
The outstanding amount under this financing arrangement was $119.9 million and $127.1 million as of December 31, 2019 and 2018, respectively, where $7.6 and $7.3 million has been presented as Current Portion of Long-Term Debt, respectively. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance.

As of December 31, 2019 the aggregate annual principal payments required to be made under the Company’s debt facilities are as follows:
Debt payments in $'000s	Total	2020	2021	2022	2023	2024	More than 5 years
Senior Secured Credit Facility (1)	291,798	18,749	15,305	15,305	15,305	227,134	-
Financing of 2018 Newbuildings (2)	119,867	7,630	7,960	8,327	8,711	9,138	78,101
Total	411,665	26,379	23,265	23,632	24,016	236,272	78,101

(1)	Refers to obligation to repay indebtness outstanding as of December 31, 2019 under the 2019 Senior Secured Credit Facility
(2)	Refers to obligation to repay indebtness outstanding as of December 31, 2019 for financing of the 2018 Newbuildings

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
On March 29, 2019, the Company entered into an equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an At-the-Market Offering (“ATM”) program having an aggregate offering price of up to $40,000,000. As of December 31, 2019, the Company has raised gross and net proceeds (after deducting sales commissions and other fees and expenses) under the ATM of $18.6 million and $17.9 million, respectively, by issuing and selling 5,260,968 common shares. As of the date of this annual report, no further sales have been completed under the ATM program.
The Company believes that the current cash and cash equivalents and cash expected to be generated from operations, together with the measures described above, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report.
11.	INTEREST EXPENSES
Interest expenses consist of interest expense on the long-term debt, the commitment fee and amortization of deferred financing costs related to the Credit Facility described in Note 9.

All amounts in USD ‘000	2019	2018	2017
Interest Expenses, net of capitalized interest	34,018	29,753	18,286
Commitment Fee	-	3,325	760
Amortization of Deferred Financing Costs	4,372	1,470	1,393
Other financial costs	-	1	25
Total Interest Expenses	38,390	34,549	20,464

For the years ended December 31, 2019, 2018 and 2017, $0.0 million, $2.6 million and $2.5 million of interest expenses were capitalized, respectively.

12.	ACCRUED LIABILITIES
All figures in USD ‘000	2019	2018
Accrued Interest	163	1,598
Accrued Expenses	11,569	7,362
Settlement Deferred Compensation Liabilities	3,830	-
Total as of December 31,	15,562	8,960

The settlement of the deferred compensation liabilities includes the settlement with our former CFO and Executive Vice President that is payable within March 31, 2020 and payroll taxes related to this settlement and the settlement of the Executive Pension Plan with our Chairman, President & CEO. We refer to note 7 for further information.
13.	EARNINGS (LOSS) PER SHARE
Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.
All figures in USD except number of shares and earnings (loss) per common share	2019	2018	2017
Numerator:
Net Loss	(10,352)	(95,306)	(204,969)
Denominator:
Basic - Weighted Average Common Shares Outstanding	142,571,361	141,969,666	103,832,680
Dilutive – Weighted Average Common Shares Outstanding	142,571,361	141,969,666	103,832,680
Loss per Common Share:
Basic	(0.07)	(0.67)	(1.97)
Diluted	(0.07)	(0.67)	(1.97)

On March 29, 2019, the Company launched an ATM program of our common shares for up to $40.0 million. The Company has issued 5,260,968 shares with net proceeds of $17.9 million under its At-the-Market as of December 31, 2019. The Company has not issued any shares subsequent to the balance sheet date.
The remaining available proceeds through the offering is $21.4 million as of the date of this report. Based on the share price of the Company of $3.47 per share as of April 3, 2020 it would have resulted in 6,173,500 new shares being issued, if fully utilizing the remaining balance available through the ATM.

14.	SHAREHOLDERS’ EQUITY
Authorized, issued and outstanding common shares roll-forward is as follows:
	Authorized Shares	Issued and Out- standing Shares	Common Stock
Balance as of January 1, 2017	180,000,000	101,969,666	1,020
Common Shares Issued in Follow-on Offering	-	40,000,000	400
Balance as of December 31, 2017	180,000,000	141,969,666	1,420
Authorization of additional authorized shares	180,000,000	-	-
Balance as of December 31, 2018	360,000,000	141,969,666	1,420
At-the-Market Offering	-	5,260,968	52
Balance as of December 31, 2019	360,000,000	147,230,634	1,472

In December 2017, the Company completed an underwritten public offering of 40,000,000 common shares which increased its equity by $103.7 million.
In December 2018, the Annual General Meeting of the Company approved to increase the Company’s authorized share capital from $1.8 million to $3.6 million.
During 2019, the Company has issued 5,260,968 shares through the ATM program and raised net proceeds of $17.9 million.
Additional Paid-in Capital
Included in Additional Paid-in Capital is the Company’s Share Premium Fund as defined by Bermuda law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company, including public notice to its creditors and a subsequent period for creditor notice of concern, regarding the Company’s intention, following shareholder approval, to transfer such funds to the Company’s Contributed Surplus Account and thereby make such funds available for distribution.
On November 20, 2019, at the Company’s Annual General Meeting, the shareholders voted to reduce the Share Premium Fund by the amount of about $103.4 million. The reduction in share premium did not result in a distribution to shareholders but rather, the surplus resulting from such reduction was credited to the Company's contributed surplus account. The legal procedures related to this reduction were finalized in December 2019 upon which the amount became eligible for distribution.
The Share Premium Fund was $17.9 million and $103.4 million as of December 31, 2019 and 2018, respectively. Credits and Charges to Additional Paid in Capital were a result of the accounting for the Company’s share based compensation programs and issuance of shares.
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

The Company’s Board of Directors has in 2019 determined to transfer $308.8 million from the Contributed Surplus Account to cover Accumulated Deficits incurred as of December 31, 2018. We refer to the information above related to the reduction of $103.3 million of the Share Premium Fund that was credited to the Company’s Contributed Surplus Account.
For the year ended December 31, 2019 and December 31, 2018, the Company paid a dividend of $14.3 million and $9.9 million, respectively, which was charged to the Contributed Surplus Account. The Company’s Contributed Surplus account was $567.2 million and $796.8 million per December 31, 2019 and 2018, respectively.
Shareholders’ Rights Plan
On June 16, 2017, the Board of Directors adopted a new shareholders’ rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company’s common shares. As at December 31, 2019, no shares were issued pursuant to the plan.
This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that the Board determines are in the best interests of our shareholders.
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
No material claims have been filed against the Company for the fiscal years ended December 31, 2019 and 2018.
16.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES
The majority of NAT and its subsidiaries’ transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the Balance Sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.
-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.
The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2019 and 2018, are as follows:
All figures in USD ‘000	Fair Value Hierarchy Level	2019 Fair Value	2019 Carrying Value	2018 Fair Value	2018 Carrying Value
Recurring:
Cash and Cash Equivalents	1	48,847	48,847	49,327	49,327
Restricted Cash	1	12,791	12,791	-	-
Credit Facility	2	-	-	(313,400)	(313,400)
2019 Senior Secured Credit Facility*	2	(291,798)	(291,798)	-	-
Investment Securities	1	825	825	4,197	4,197
Vessel financing 2018 Newbuildings*	2	(119,867)	(119,867)	(127,140)	(127,140)

* The 2019 Senior Secured Credit Facility and Vessel financing 2018 Newbuildings carry a floating LIBOR interest rate, plus a margin and the fair value is assumed to equal the carrying value.
17.	SUBSEQUENT EVENTS
On February 18, 2020, the Company declared a cash dividend of $0.07 per share in respect of the results for the fourth quarter of 2019. The dividend of $10.3 million was paid on March 16, 2020.
On March 18, 2020, the Company announced a share buy-back program with a scope of up to 4.5 million common shares.
On March 24, 2020, the Company declared a cash dividend of $0.14 cent per share in respect of the results for the first quarter of 2020. The payment date will be June 5, 2020.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic.  The Company has not yet experienced any material negative impacts to its business, results of operations, or financial position as a result of COVID-19.  The future financial effects to the Company, if any, of COVID-19 cannot be reasonably estimated at this time.