Form 20-F
period 2020-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2021-04-29
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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

Herbjorn Hansson, Chairman, President, and Chief Executive Officer, Tel No. 1 (441) 292-7202, LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
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

As of December 31, 2020, there were outstanding 151,446,112 common shares of the Registrant, $0.01 par value per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

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

i

(continued)

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in the petroleum production levels set by the Organization of the Petroleum Exporting Countries (“OPEC”), and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions or events including “trade wars”, potential disruption of shipping routes due to accidents or political events, the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus (“COVID-19”) and its impact on the demand for seaborne transportation in the tanker sector, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

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

NORDIC AMERICAN TANKERS LTD. IS VERY DIFFERENT FROM OTHER STOCK LISTED TANKER COMPANIES. PLEASE SEE ITEM 4. A. FOR THE NAT OVERALL STRATEGY.

A.	Selected Financial Data

The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5. Operating and Financial Review and Prospects.  The Statements of Operations data for each of the three years ended December 31, 2020, 2019 and 2018 and selected Balance Sheet data as of December 31, 2020 and 2019 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations financial information for the years ended December 31, 2017 and 2016 and selected balance sheet information as of December 31, 2018, 2017 and 2016 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA	Year ended December 31,
All figures in thousands of USD except share data	2020	2019	2018	2017	2016
Voyage Revenues	354,619	317,220	289,016	297,141	357,451
Voyage Expenses	(121,089)	(141,770)	(165,012)	(142,465)	(125,987)
Vessel Operating Expense	(66,883)	(66,033)	(80,411)	(87,663)	(80,266)
General and Administrative Expenses	(17,586)	(13,481)	(12,727)	(12,575)	(12,296)
Depreciation Expenses	(67,834)	(63,965)	(60,695)	(100,669)	(90,889)
Impairment Loss on Vessel	-	-	(2,168)	(110,480)	-
Impairment Loss on Goodwill	-	-	-	(18,979)	-
Loss on Disposal of Vessels	-	-	(6,619)	-	-
Settlement Received	-	-	-	-	5,328
Net Operating Income (Loss)	81,227	31,971	(38,616)	(175,690)	53,341

Interest Income	96	298	334	347	215
Interest Expense	(31,481)	(38,390)	(34,549)	(20,464)	(11,170)
Other Financial (Expense) Income	255	(4,160)	(14,729)	(644)	(98)
Total Other Expenses	(31,130)	(42,252)	(48,944)	(20,761)	(11,053)
Income Tax Expense	(64)	(71)	(79)	(83)	(102)
Loss on Equity Method Investment	-	-	(7,667)	(8,435)	(46,642)
Net Income (Loss)	50,033	(10,352)	(95,306)	(204,969)	(4,456)

Basic and Diluted Earnings (Loss) per Share	0.34	(0.07)	(0.67)	(1.97)	(0.05)
Cash Dividends Declared per Share	0.45	0.10	0.07	0.53	1.37
Basic and Diluted Weighted Average Shares Outstanding	149,292,586	142,571,361	141,969,666	103,832,680	92,531,001
Market Price per Common Share as of December 31,	2.95	4.92	2.00	2.46	8.40

Other financial data:
Net Cash Provided by (Used in) Operating Activities	110,944	52,858	(16,103)	31,741	127,786
Cash Dividends Paid	67,242	14,255	9,936	54,226	125,650

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	57,847	48,847	49,327	58,359	82,170
Total Assets	974,347	1,030,903	1,071,111	1,141,063	1,349,904
Total Long-Term Debt (1)	334,615	375,364	417,836	388,855	442,820
Common Stock	1,514	1,472	1,420	1,420	1,020
Total Shareholders’ Equity	599,126	595,424	602,031	711,064	871,049

(1) Debt consists of $341,374, $385,285, $419,867, $391,641 and $447,000 as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively (all numbers in thousands of U.S. dollars), excluding deferred financing costs.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of Proceeds

Not applicable.

D.	Risk Factors

The following constitutes a summary of the material risks relevant to an investment in our company. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Summary of Risk Factors

•	If the Suezmax tanker industry, which historically has been cyclical and volatile, is depressed in the future, our revenues, earnings and available cash flow may decrease.
•	Major outbreaks of diseases and governmental responses thereto could adversely affect our business.

•	Any decrease in shipments of crude oil may adversely affect our financial performance.
•	We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends.
•	Changes in the price of fuel and regulations may adversely affect our profits.
•	Inability to renew the fleet would adversely affect our business, results of operations, financial condition and ability to pay dividends.
•
The international Suezmax tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

•	Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
•	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
•	The value of our vessels may be depressed in the event that we sell a vessel.
•	An over-supply of Suezmax tanker capacity may lead to reductions in charter rates, vessel values, and profitability.
•	Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.
•	Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.
•
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

•	If we do not manage customer relationships or successfully integrate any acquired Suezmax tankers, we may not be able to grow or effectively manage our growth.
•	Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate fluctuations, which could negatively affect our results of operations.
•	The operation of Suezmax tankers involves certain unique operational risks.
•	We operate our Suezmax tankers worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.
•	Governments could require our vessels during a period of war or emergency resulting in a loss of earnings.
•	If we purchase secondhand vessels, we may not receive warranties from the builder and operating cost may increase as a result of aging of the fleet.
•	Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.
•	An increase in operating costs would decrease earnings and dividends per share.
•	We may be unsuccessful in competing in the highly competitive international Suezmax tanker market.
•	We are subject to laws and regulations which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

•	Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

•	Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
•	Our borrowing facilities, contains restrictive covenants which could negatively affect our growth, cause our financial performance to suffer and limit our ability to pay dividends.
•	Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
•	We may not be able to finance our future capital commitments.
•
The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms.

•	We cannot assure you that we will be able to refinance our indebtedness.
•
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•	Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.
•	We operate in a cyclical and volatile industry and cannot guarantee that we will continue to make cash distributions.
•	Future sales of our common stock could cause the market price of our common stock to decline.
•	Ineffective internal controls could impact the Company’s business and financial results.
•
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

•	A decision of our Board of Directors and the laws of Bermuda may prevent the declaration and payment of dividends.
•	We have antitakeover protections which could prevent a change of control.
•
Our vessels may call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, which could adversely affect the trading price of our common stock.

•	Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
•	We are incorporated in Bermuda and it may not be possible for our investors to enforce U.S. judgments against us.
•	We may have to pay tax on United States source income, which would reduce our earnings.
•	If the United States Internal Revenue Service were to treat us as a “passive foreign investment company,” that could have adverse tax consequences for United States shareholders.
•	We may become subject to taxation in Bermuda which would negatively affect our results.
•	As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in another offshore jurisdiction, our operations may be subject to economic substance requirements.

Risks Related to Our Business and Financial Condition

If the Suezmax tanker industry, which historically has been cyclical and volatile, is depressed in the future, our revenues, earnings and available cash flow may decrease.

It should be noted that we are specializing in Suezmax tankers. Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of and demand for tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

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

•	currency exchange rates;

•	weather and acts of God, natural disasters and health disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars;

•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	technological advances in tanker design and capacity;

•	tanker charter rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	with respect to tanker vessel supply, demand for alternative sources of energy and supply and demand for energy resources and oil and petroleum products;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

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

Major outbreaks of diseases and governmental responses thereto could adversely affect our business.

The COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures.

Such measures against outbreaks of diseases may result in a reduction in global economic activity and volatility in the global financial markets. If such diseases and governmental responses thereto continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for cargo vessels may deteriorate and our financial and operational results may be negatively impacted.

Further, the uncertainties regarding the economic impact of such diseases and governmental response thereto are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. Governments may counter the negative economic impacts with stimulus packages; however, we cannot predict the extent to which such measures will be sufficient to restore or sustain the business and financial condition of companies in the shipping industry. These measures, though contemplated to be temporary in nature, may continue and increase as countries attempt to contain such outbreaks or any reoccurrences thereof.

Measures against outbreaks of diseases (such as COVID-19) in a number of countries may restrict crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

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

Changes in the price of fuel and regulations may adversely affect our profits.

Fuel, including bunkers, is a significant, if not the largest, expense in our shipping operations, and changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Effective January 1, 2020, the IMO implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels.  Under this new global cap, vessels must use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.

All of our vessels have transitioned to burning IMO compliant fuels.  Low sulfur fuel of 0.50% sulfur content or lower, is presently more expensive than the non-compliant Heavy Fuel Oil containing 3.5% sulfur and may become more expensive, although the cost differential in 2020 was less than anticipated.

Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulfur fuel oils are unavailable, of low or inconsistent quality, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.  As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation.  Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation.

Inability to renew the fleet would adversely affect our business, results of operations, financial condition and ability to pay dividends.

If we do not set aside funds or are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

The international Suezmax tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2020, the BDTI reached a high of 1,550 and a low of 403. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2020, the BCTI reached a high of 2,190 and a low of 309. Although the BDTI and BCTI were 600 and 515, respectively, as of April 20, 2021, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products,  the inventories of crude oil and petroleum products in the United States and in other industrialized nations,  oil refining volumes,  oil prices, and  any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

Charter rates in the Suezmax tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world’s economies, as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

Our vessels are evaluated for impairment continuously or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel is complex and requires us to make various estimates, including future charter rates and earnings from operating the vessel.  All of these items have historically been volatile. We estimate the undiscounted cash flows from operating the vessels over their remaining useful lives and compare those to the net carrying values of the vessels. If the total estimated undiscounted net cash flows for a vessel are less than the carrying amount of the vessel the vessel is deemed impaired and written down to its fair market value. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition and operating results. Impairment is assessed on a vessel by vessel basis.

The value of our vessels may be depressed in the event that we sell a vessel.

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, as vessels age, they generally decline in value. These factors will affect the value of our vessels for purposes of covenant compliance under our borrowing facilities and at the time of any vessel sale. If for any reason we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the tanker’s carrying amount on our financial statements, with the result that we would also incur a loss on the sale and a reduction in earnings, which could reduce our ability to pay dividends. The carrying values of our vessels may not represent their charter-free market value at any point in time.

An over-supply of Suezmax tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of Suezmax tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and our ability to pay dividends.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.

Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, pandemics or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt. As of December 31, 2020, we have orders for two Suezmax newbuildings for delivery in 2022.

Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as the withdrawal of the U.K. from the European Union ("Brexit"), continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries such as those between the United States and North Korea or Iran, or between the Houthi and Arab counties in Yemen, or internally in Libya, and stabilizing growth in China, as well as the public health concerns stemming from the COVID-19 outbreak.

The threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019 and 2020). These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Additionally, in Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The Brexit further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Also, China and the US have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries, although it is not yet certain how the new Biden administration will proceed with US China relations.  These trade barriers to protect domestic industries against foreign imports, depress shipping demand.  Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

In addition, public health threats such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of crude oil. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

If we do not manage relationships with customers or successfully integrate any acquired Suezmax tankers, we may not be able to grow or effectively manage our growth.

One of our principal strategies is to continue to grow by expanding our operations and adding vessels to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

Our failure to effectively identify, purchase, manage customer relationships and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. It is possible that the number of employees employed by the company, or current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet.  Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower dividends per share. If we are unable to expand or execute the certain aspects of our business or events noted above, our financial condition and dividend rates may be adversely affected.

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

Risks Related to the Operations of Our Vessels and Regulations

The operation of Suezmax tankers involves certain unique operational risks.

The operation of Suezmax tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Further, our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases (such as the ongoing outbreak of COVID-19), quarantine and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

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

We operate our Suezmax tankers worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Aden off the Coast of Somalia and, in particular, the Gulf of Guinea region off of Nigeria, which experienced increased incidents of piracy in recent years.  Acts of piracy and war like conditions could result in harm or danger to the crews onboard our vessels. In addition, if piracy attacks occur in regions in which our vessels are deployed that insurers’ characterized as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends

If we purchase secondhand vessels, we may not receive warranties from the builder and operating cost may increase as a result of aging of the fleet

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

We may be unsuccessful in competing in the highly competitive international Suezmax tanker market.

The operation of Suezmax tankers and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies and our market share may decrease in the future and we may not find profitable employment for our vessels, which could adversely affect our financial condition and our ability to expand our business.

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

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules.   The EPA or individual U.S. states could enact environmental regulations that would affect our operations.  Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have 13 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee ("MEPC") announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The European Union on the other hand has indicated that it intends to accelerate its plans to include shipping into the emissions trading scheme.

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition to the peak oil risk from a demand perspective, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LLMC standards.

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

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 15 countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention, and the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

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

Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest and installments on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under the credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling vessels or other assets; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes our entire fleet.

Our borrowing facilities contains restrictive covenants, which could negatively affect our growth, cause our financial performance to suffer and limit our ability to pay dividends.

Our outstanding debt requires us or our subsidiaries to maintain financial covenants. Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the ongoing outbreak of COVID-19, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

These financial and other covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under the borrowing facilities would prevent us from paying dividends to our shareholders and could result in a default under our borrowing facilities. If a default occurs under our borrowing facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

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

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.  In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR, the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR (or an alternative rate) could be significant for us.

We may not be able to finance our future capital commitments.

We cannot guarantee that we will be able to obtain financing at all or on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth and prevent us from realizing potential revenues from prior investments which will have a negative impact on our cash flows and results of operations.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets and starting in late February, financial markets in the U.S. experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions and the economic slow-down resulting from COVID-19 and the intentional governmental responses to the virus may also adversely affect the market price of our common shares.

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

We cannot assure you that we will be able to refinance our indebtedness.

In the event that we are unable to service or repay our debt obligations out of our operating activities, we may need to refinance our indebtedness and we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. The actual or perceived tanker market rate environment and prospects and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing. If we are unable to refinance our indebtedness, we may choose to issue securities or sell certain of our assets in order to satisfy our debt obligations.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charter agreements with our customers, our borrowing facilities, and from time to time we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages and other labor disturbances, including as a result of the recent outbreak of COVID-19 and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our borrowing facilities.

Risks Relating to Investing in Our Common Shares

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in on the NYSE. Over the last few years, the stock market has experienced price and volume fluctuations, especially due to factors relating to the ongoing outbreak of COVID-19. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2020, the price of our common shares experienced a high of $7.20 in April and a low of $2.46 in March.  As of April 22, 2021, the price of our common shares was $3.15. This market and share price volatility relating to the effects of COVID-19, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

The market price of our common shares is affected by a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil and chemicals;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the shipping industry and the general state of the securities markets;

•	business interruptions caused by COVID-19;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, shares of our common shares resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel;

•	our failure to successfully implement our business plan; and

•	issuance of shares.

We operate in a cyclical and volatile industry and cannot guarantee that we will continue to make cash distributions.

We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Further, our credit facilities limit our ability to distribute dividends. For more information, please see “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Our Borrowing Activities.” We may not continue to pay dividends at rates previously paid or at all.  If we do not pay dividends, the market price for our common shares must appreciate for investors to realize a gain on their investment. This appreciation may not occur and our common shares may in fact depreciate in value, in part because of any future decreases in or elimination of our dividend payments.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of our shares in the market or the perception that such sales could occur. This could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all.

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

We have antitakeover protections which could prevent a change of control.

We have antitakeover protections which could prevent a third party to acquire us without the consent of our board of directors. On June 16, 2017, our Board adopted a shareholders rights agreement. This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that our Board determines are in the best interests of our shareholders.

Our vessels may call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, which could adversely affect the trading price of our common stock.

  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.  Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, our operations may be adversely affected, we may suffer reputational harm, and/or the price at which our common stock trades might be adversely affected.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.  Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on 31 December 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property business and conducting business as a holding entity, which means acting as a pure equity holding entity.

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

The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity whose sole function is to acquire and hold shares or an equitable interest in other entities, and the shares or equitable interest are controlling stakes in other entities. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of a Declaration. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate people for holding and managing equity participations, and adequate premises in Bermuda.

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

Nordic American Tankers Limited was formed on June 12, 1995 under the name Nordic American Tanker Shipping Limited and organized under the laws of the Islands of Bermuda. In June 2011, we changed our name to Nordic American Tankers Limited. We maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202 and we maintain an internet site at www.nat.bm. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. Our common shares trade under the symbol “NAT” on the New York Stock Exchange, or the NYSE.

We are an international tanker company originally formed for the purpose of acquiring and chartering double-hull Suezmax tankers. Our fleet currently consists of 25 vessels (including 2 newbuildings). During 2020, we have placed orders for two Suezmax newbuildings from Samsung shipyard in South Korea for delivery in 2022.

The vessels in our fleet are homogenous and interchangeable, which is a business strategy we refer to as the “Nordic American System”. The Nordic American System is transparent and predictable with the key elements of ships, people and capital. Further, we are a dividend company with the objective of having a strong balance sheet and low G&A costs. Under the “Nordic American System”, we are focusing on close customer relationships and serving the “Big Oil” companies with a top quality fleet.

Our 25 tankers (including 2 newbuildings) in our fleet are all Suezmax vessels, which have a carrying capacity of one million barrels of oil, are highly versatile, and are able to be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven point low.

As from May 2018 we sold 10 vessels. The sales were a part of our commercial strategy and represented an important adjustment of the fleet. Our newbuilding program consists of two Suezmax newbuildings ordered on September 23, 2020, at Samsung shipyard in South Korea for delivery in 2022.

Cash dividends are a priority for us and we have paid quarterly dividends for 94 consecutive quarters. In 2020, we have declared and paid quarterly dividends in total of $0.45 per share and we have declared a dividend in the first quarter of 2021 of $0.02 that was payable on March 31, 2021.

We pay our dividends from cash on hand. We have an operating cash break-even level of about $8,000 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses (excluding general and administrative expenses, interest expenses and all other cash charges).

Hermitage Offshore Services Ltd., or HOS, (formerly known as Nordic American Offshore Ltd) was considered as an associate and related party of us during the period we acted as manager and held a substantial part of the outstanding common stock. Our management services ended in 2019. During 2020 we sold our remaining shares and as of December 31, 2020, we no longer hold any interest in HOS.

In conjunction with delivery of three vessels from Samsung shipyard during 2018, or the 2018-built Vessels, we entered into final agreements for the financing. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built Vessels. After delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We are obligated to purchase the vessels upon the completion of the ten-year bareboat charter agreement and also have the option to purchase the vessels after sixty and eighty-four months.

On February 12, 2019, we entered into a new five-year senior secured credit facility for $306.1 million, or the 2019 Senior Secured Credit Facility. Borrowings under the facility are secured by first priority mortgages over the Company’s vessel (excluding the three 2018-built Vessels) and assignments of earnings and insurance. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, we incorporated NAT Bermuda Holdings Ltd (“NATBH”) as a wholly-owned subsidiary of NAT and transferred the ownership of twenty vessels used as collateral from NAT to NATBH.

On March 29, 2019, we entered into an equity distribution agreement with B. Riley Securities, Inc. (formerly known as B. Riley FBR, Inc.), acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or $40 million ATM, program having an aggregate offering price of up to $40,000,000. As of December 31, 2019, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $18.6 million and $17.9 million, respectively, by issuing and selling 5,260,968 common shares. In 2020, we have raised further gross and net proceeds of $21.4 million and $20.7 million, respectively, by issuing and selling 4,215,478 common shares. No further proceeds are available under the $40 million ATM as of December 31, 2020.

On October 16, 2020, we entered into a new equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or $60 million ATM, program having an aggregate offering price of up to $60,000,000. As of December 31, 2020, we had not raised any proceeds under this ATM. Subsequent to December 31, 2020, we have raised gross and net proceeds of $10.0 million and $9.7 million, respectively, by issuing and selling 2,989,769 common shares.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million. The loan is considered an accordion loan under the 2019 Senior Secured Credit Facility. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024.

On December 22, 2020, we entered into final agreements for the financing of the two Suezmax newbuildings to be delivered from Samsung Shipyard in South Korea in 2022. We have secured up to 80% financing of the newbuilding price for these two vessels at similar terms as for the 2018-built Vessels with Ocean Yield ASA.

For more information, please see “Item 5.B. Liquidity and Capital Resources” with regard to the above described transactions.

As of April 29, 2021, we have 154,435,881 common shares issued and outstanding.

B.	Business Overview

Our Fleet

Our fleet currently consists of 25 Suezmax crude oil tankers (including 2 newbuildings), of which the vast majority have been built in Korea. The majority of our vessels are employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2021 or later. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

Vessel	Built in	Deadweight Tons	Delivered to NAT in
Nordic Freedom	2005	159,331	2005
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Sirius	2000	150,183	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	157,738	2016
Nordic Space	2017	157,582	2017
Nordic Aquarius	2018	157,338	2018
Nordic Cygnus	2018	157,526	2018
Nordic Tellus	2018	157,407	2018
Newbuilding (1)	2022	156,800	2022
Newbuilding (1)	2022	156,800	2022
(1)	Scheduled for delivery in 2022

Employment of Our Fleet

It is our policy to operate our vessels either in the spot market or on shorter-term time charters. Large international oil companies, oil traders and independent oil companies both in the Western and the Eastern parts of the world are important customers.

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

The 2020 Tanker Market (Source; Fearnleys)

Suezmax earnings in 2020, based on the fixture date for forward loading for modern vessels, averaged $31,200 per day for the year, up 2% from an average $30,600 per day in 2019. The year was a tale of two halves, however, with average earnings in the first half of close to $50,000 per day, which declined to around operating cost levels during the second half.  Earnings in the highly correlated VLCC and Aframax segments averaged $52,900 per day and $25,200 per day in 2020, up 36% and down 7% vs. 2019, respectively. The main reason for the VLCC’s outperformance in 2020 was a greater extent of support from floating storage through the summer.

The total crude oil and product tanker fleet above 25,000 dwt grew a net 3.1% in 2020, with the crude tanker fleet expanding 3.3% and the product tanker fleet growing 2.5%. This was down from the 5.7% growth in 2019 due to fewer deliveries and high slippage at the end of the year, and despite very low scrapping. It was also slightly lower than the ten-year average total tanker fleet growth of 3.5%.

Suezmax fleet growth of 3.1% was down from growth of 4.1% in 2019, and although it was higher than the 1.9% growth rate experienced in 2018, it was still well below the last ten years’ average of 4.7%. Eighteen vessels were delivered in 2020, compared to 26 vessels in 2019, whilst only one was scrapped, which took the total fleet at the end of 2020 to 566 vessels. Deliveries in 2020 were back-end loaded, where six vessels were delivered in the first half vs. twelve in the second, which further exacerbated the weaker rate development later in the year. 28% of the fleet were modern, fuel-efficient vessels, up from 27% a year earlier.

There was minimal scrapping in 2020. Demolition of ships slowed further to 1.8 million dwt from 3.3 million dwt in 2019 and a historically high 19.1 million in 2018. As of the beginning of 2020 there were 23 Suezmax vessels at or above the past 10-year average scrap age of 22 years, and 55 vessels existing within the 20+ years age group.

The Suezmax orderbook stood at 51 vessels of 8 million dwt at the beginning of 2021, or 9.0% of the fleet. The total crude oil and product tanker orderbook for vessels above 25,000 dwt counted 52.1 million dwt, or 8.9% of the fleet. This remains among the lowest since the 1990s.

Tanker demand started off on a strong footing last year, with slight y/y global oil production growth in Q1, but importantly for tankers there was continued growth in Atlantic basin production whilst production East of Suez declined, which is beneficial with regards to the distance side of the ton-mile equation. Demand held up quite well until April, as Saudi Arabia and Russia could not agree on further oil supply cuts in March, and rather ended in a (short-lived) supply war. This coincided with the deep negative impact from Covid-19 on global oil demand, estimated by the IEA to have declined by 8.7 mbpd for the full year. This led onshore inventories to fill quickly, making floating storage necessary. With a wide contango for the Brent oil price curve, there was room for very high rates to store oil on tankers. This tied up a large portion of the fleet through the summer, before gradually easing when the oil market started to rebalance.

Eventually, the OPEC agreed with Russia and various other producers (OPEC+) about an oil production cut of nearly 10 mbpd, in an effort to rebalance the market. Furthermore, Saudi Arabia, Kuwait and the UAE cut an additional 1.18 mbpd in June. This inevitably affected crude oil volumes to be shipped at sea negatively, and as onshore storage capacity freed up, floating storage vessels were also freed up, effectively leading to higher supply growth to add to pressure on tanker rates.

Although the OPEC+ gradually eased some of the cuts during the second half of the year, this gave only limited respite for tanker volumes. In Q4 global oil production is estimated by the IEA to have been 92.4 mbpd, a sharp reduction compared to the 101.5 mbpd produced the same quarter one year earlier, which also gives some indications to the magnitude of the decline in tanker volumes. In terms of geographical spread, tanker demand was to some extent helped by Atlantic production being down relatively less than the Middle East, partly due to Libya coming back with 1.2 mbpd of production toward the end of the year, but this was not sufficient to alter the overall balance.

The Tanker Market 2021

Reported spot rates in the first quarter of 2021 has seen a gradual improvement from the fourth quarter of 2020, and the average Suezmax earnings per day increased from $6,455 in the fourth quarter of 2020 to $8,723 for the first quarter of 2021 based on the indicated rates published by Clarksons. The quoted rates are an average of observations. From the time a voyage is booked and the rate is reported to the market until the vessel loads the cargo and commences there can be a delay of up to 30 days. As such, from an accounting perspective, a voyage booked at the end of a quarter may see the majority of its revenues being recorded in the following quarter’s results. The earnings for vessel operators is for this reason not necessarily expected to fluctuate in an identical manner as the indicative rates reported by Clarksons on a quarter over quarter basis.

As of March 12, 2021, the orderbook for conventional Suezmax tankers stood at 40 vessels in total. No additional orders for Suezmax vessels has been placed with the shipyards so far in 2021. In 2021 a total of 21 Suezmaxes are expected to be added to the world fleet and 9 of these have already been delivered in the first quarter of 2021.

2020 saw a gradual increase in oil prices from the low of $30 per barrel in March 2020 when OPEC talks collapsed and resulted in an oversupply of oil into the market. The increased output from oil producers met a reduced end-user demand for oil and resulted in oil inventories building throughout the first half of 2020. After OPEC+ agreed on cuts in oil production, the second half of 2020 saw a gradually improving oil price as a consequence of decreasing global oil inventories, and continued OPEC+ production cuts. This had a negative effect on the oil tanker market. In 2021 we are seeing a reversal to this market activity. With oil inventories nearing a return to historic averages and oil prices on the rise, at about $66 per barrel for Brent Crude as of April 21, 2021, the signs of a world undersupplied with oil is evident. With oil prices now at healthy levels for most oil producers and plenty of spare capacity among OPEC, Russia and the US, we see increased oil output and increased tanker demand for the remainder of 2021.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.   Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management teams have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.    Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.   These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  These amendments may be formally adopted at MEPC 76 in 2021.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.”  This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order.  The effect of this rule is currently unknown.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022.  This will require shipowners to buy permits to cover these emissions.  Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Hull and Machinery Insurance

We procure marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $350,000 per vessel per incident. We also arranged increased value coverage for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover for amounts not recoverable under the hull and machinery policy.  We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

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

Competition

We operate in what we refer to as the Nordic American System, which describes our operation of our homogenous Suezmax tanker fleet in markets that are highly competitive and based primarily on supply and demand. We currently operate the majority of our vessels in the spot market. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. For more information on the “Nordic American System”, please see “Item 4.A. History and Development of the Company.”

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

C.	Organizational Structure

See Exhibit 8.1 to this Form 20-F for a list of our significant subsidiaries.

D.	Property, Plant and Equipment

Please see “Item 4. Information on the Company B. Business Overview—Our Fleet”, for a description of our vessels. The vessels are mortgaged as collateral under the 2019 Senior Secured Credit Facility including the $30 million Accordion Loan and the financing agreements with Ocean Yield.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis should be read in conjunction with our historical financial statements and notes thereto included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Business overview

Our fleet currently consists of 25, including 2 newbuildings, Suezmax crude oil tankers. The contracts for the two Suezmax newbuildings with Samsung shipyard in South Korea, scheduled for delivery in the first half of 2022, were announced by us in September 2020. The majority of our vessels are employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2021 or later. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

YEAR ENDED DECEMBER 31, 2020 COMPARED TO YEAR ENDED DECEMBER 31, 2019

	Years Ended December 31,
All figures in USD ‘000	2020	2019	Variance
Voyage Revenue	354,619	317,220	11.8%
Voyage Expenses	(121,089)	(141,770)	-14.6%
Vessel Operating Expenses	(66,883)	(66,033)	1.3%
Impairment Loss on Vessels	-	-
General and Administrative Expenses	(17,586)	(13,481)	30.5%
Depreciation Expenses	(67,834)	(63,965)	6.0%
Net Operating (Loss) Income	81,227	31,971	154.1%
Interest Income	96	298	-67.8%
Interest Expenses	(31,481)	(38,390)	-18.0%
Other Financial Income (Expenses)	191	(4,231)	N/A
Net (Loss) Income	50,033	(10,352)	N/A

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

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2020	2019	Variance
Voyage Revenue	354,619	317,220	11.8%
Less Voyage expenses	(121,089)	(141,770)	-14.6%
Net Voyage Revenue	233,530	175,450	33.1%
Vessel Calendar Days (1)	8,418	8,395	0.3%
Less off-hire days	952	293	224.9%
Total TCE days	7,466	8,102	(7.8%)
TCE Rate per day (2)	$31,279	$21,655	44.4%
Total Days for vessel operating expenses	8,418	8,395	0.3%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

Number of vessel calendar days increased insignificantly by 0.3% and reflects that the number of vessels in our fleet was similar in 2020 as in 2019.
With regards to i), the increase of 636 days in offhire days was a result of an increase in planned offhire in 2020 due to drydocking of our vessels.

With regards to ii), the TCE rate per day increased by $9,624, or 44.4%, from $21,655 in 2019 to $31,279 in 2020. The indicative rates presented by Clarksons Research decreased by 4.2% for the twelve months of 2020 compared to the same twelve months in 2019 to $30,240 from $31,560, respectively. The rates presented by Clarksons Research for the year ended December 31, 2019 were significantly influenced by a spike in the Suezmax tanker rates in the fourth quarter of 2019. The spike reported by Clarksons Research in fourth quarter of 2019 materialized to a larger extent for us in the first quarter of 2020.

As a result of i) and ii) net voyage revenues increased by 33.1% from $175.5 million for the year ended December 31, 2019, to $233.5 million for the year ended December 31, 2020.

Voyage expenses decreased to $121.1 million from $141.8 million, or 14.6%. The decrease in voyage expenses was primarily due to a decrease in bunker costs caused by a combination of a decrease in fuel oil prices compared to prior year and lower consumption as a larger portion of the vessels have been employed on time charter contracts during 2020 compared to 2019.

Vessel operating expenses increased by $0.9 million, or 1.3%, from $66.0 million in 2019 to $66.9 million in 2020, and reflects that the number of vessels in the fleet was similar in 2020 as in 2019 with a similar expense per vessel for the two years. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses increased by $4.1 million, or 30.5%, from $13.5 million in 2019 to $17.6 million in 2020. The increase in cost is mainly related to the termination of a cost sharing agreement with a former associate and increase in salaries.

Depreciation expenses increased by $3.8 million, or 6.0%, from $64.0 million in 2019 to $67.8 million in 2020. The increase in 2020 compared to 2019 is primarily due to an increase in capitalized cost in 2020 related to drydocking of our vessels that is depreciated over a period until next drydocking.

Interest expenses decreased by $6.9 million, or 18.0%, from $38.4 million in 2019 to $31.5 million in 2020. The decrease is due to repayments on our credit facilities in 2019 and 2020 that lowers the outstanding loan balances and related interest cost.

Other financial expenses decreased by $4.4 million mainly due to a fair value adjustment of Investment Securities of $3.2 million in 2019.

YEAR ENDED DECEMBER 31, 2019 COMPARED TO YEAR ENDED DECEMBER 31, 2018

	Years Ended December 31,
All figures in USD ‘000	2019	2018	Variance
Voyage Revenue	317,220	289,016	9.8%
Voyage Expenses	(141,770)	(165,012)	(14.1%)
Vessel Operating Expenses	(66,033)	(80,411)	(17.9%)
Impairment Loss on Vessels	-	(2,168)	N/A
Impairment Loss on Goodwill	-	-	N/A
Loss from Disposal of Vessels	-	(6,619)	N/A
General and Administrative Expenses	(13,481)	(12,727)	5.9%
Depreciation Expenses	(63,965)	(60,695)	5.4%
Net Operating (Loss) Income	31,971	(38,616)	(182.8%)
Interest Income	298	334	(10.8%)
Interest Expenses	(38,390)	(34,549)	11.1%
Other Financial Expenses	(4,231)	(14,808)	(71.4%)
Equity Loss from Associate	-	(7,667)	N/A
Net (Loss) Income	(10,352)	(95,306)	(89.1%)

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2019	2018	Variance
Voyage Revenue	317,220	289,016	9.8%
Less Voyage expenses	(141,770)	(165,012)	(14.1%)
Net Voyage Revenue	175,450	124,004	41.5%
Vessel Calendar Days (1)	8,395	9,747	(13.9%)
Less off-hire days	293	277	5.8%
Total TCE days	8,102	9,470	(14.4%)
TCE Rate per day (2)	$21,655	$13,095	65.4%
Total Days for vessel operating expenses	8,395	9,747	(13.9%)

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent (“TCE”) Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

With regards to i), the decrease in vessel calendar days is mainly due to the disposal of ten vessels in 2018, offset by three 2018-build Vessels delivered in the latter part of 2018.

With regards to ii), the TCE rate increased by $8,560, or 65.4%. The indicative rates presented by Clarksons Research increased by 91.7% for the twelve months of 2019 compared to the same twelve months in 2018 to $31,560 from $16,466, respectively. The rates presented by Clarksons Research were significantly influenced by the spike in the Suezmax tanker rates in the fourth quarter of both 2019 and 2018. Our average TCE was also positively impacted by the increased tanker rates towards the end of 2019, but not to the same extent as the rates reported by Clarksons Research. This spike materialized to a larger extent in the first quarter of 2020 compared to the rates reported by Clarksons Research.

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

Interest expenses increased by $3.8 million, or 11.1%, from $34.5 million in 2018 to $38.4 million in 2019. The increase is mainly due to the full year-effect of the loans associated with the three vessels added to the fleet in latter part of 2018 and a non-cash expense of about $1.7 million related to the remaining borrowing cost under our previous $500 million credit facility that was repaid on February 12, 2019.

Other financial expenses decreased by $10.6 million, or 71.4%, from $14.8 million in 2018 to $4.2 million in 2019 mainly due an expense related to fair value change of $3.2 million for Investment Securities, offset by the cancellation of the Backstop facility in 2018 and expense of the associated fees of $13.4 million.

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

For vessels operating on spot charters, voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis under ASC 606 and, therefore, are allocated between reporting periods based on the relative transit time in each period, and revenue is therefore recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluded on the date of discharge of the cargo. Voyage expenses are capitalized between the discharge port of previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfillment costs. Incremental cost to obtain a contract is capitalized and amortized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs when incurred. We do not capitalize fulfilment cost or recognize revenue when a charter has not been contractually committed to by a customer.

Vessel Impairment

The carrying values of the Company’s vessels may not represent their fair value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected from the commercial use of the vessel and its eventual sale is less than the carrying amount of the vessel, the vessel is deemed to be impaired. Impairment charges are assessed and recognized on an individual vessel by vessel basis. Under this approach we identified impairment charges on vessels for the year ended December 31, 2020, December 31, 2019, December 31, 2018 of $0.0 million, $0.0 million and $2.2 million, respectively.  The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. This assessment is made at the individual vessel level as information about separately identifiable cash flows for each vessel is available.

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

For the vessels in our fleet we have in the table below indicated the following: (1) charter rates applied in our vessel impairment assessment; (2) the break-even rate, if applied from year 1 to the end of the useful life for each vessel, indicates the rate at which undiscounted cash flow do not exceed the book value for the first vessel in our fleet and (3) achieved rates, which represents the five and ten-year average charter rates achieved by the Company.

	Rates used (1)			Break even rate (2)	Achieved Rates (3)
($ per day)	First year	Second year	Thereafter	2020	2016 -2020	2011-2020
NAT fleet	18,468	27,975	25,993	21,779	21,675	20,629

If the five or ten-year average historical rates described under “Achieved Rates” had been used in the cash flow forecast instead of the rates used from year three and onwards, carrying value would exceed the total undiscounted cash flows for nil and four of our vessels, respectively.

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past five years, the market values of vessels have experienced particular volatility for many vessel classes. During 2019, our fleet of Suezmax vessels experienced a positive valuation curve with values at the end of 2019 above the valuations received at the end of 2018. In 2020, the valuation curve has been negative for our fleet. According to Clarksons Research 144 Suezmax tankers were sold and bought in total between 2016 and 2020, however such transactions may not be vessels as well maintained as the vessels in our fleet. We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to assess the value of each individual vessel.

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

Vessel	Built	Deadweight Tons	Delivered to NAT	Carrying Value $ (millions) Dec 31, 2020	Carrying Value $ (millions) Dec 31, 2019
Nordic Freedom*	2005	159,331	2005	35.9	36.2
Nordic Apollo*	2003	159,998	2006	32.7	36.6
Nordic Moon*	2002	160,305	2006	30.6	34.8
Nordic Cosmos*	2003	159,999	2006	32.9	37.2
Nordic Grace*	2002	149,921	2009	25.0	26.9
Nordic Mistral*	2002	164,236	2009	26.2	26.8
Nordic Passat*	2002	164,274	2010	26.6	28.6
Nordic Vega*	2010	163,940	2010	59.9	59.9
Nordic Breeze*	2011	158,597	2011	44.6	47.1
Nordic Zenith*	2011	158,645	2011	45.0	47.5
Nordic Sprinter*	2005	159,089	2014	26.0	26.1
Nordic Skier*	2005	159,089	2014	27.1	26.4
Nordic Light*	2010	158,475	2015	47.6	47.8
Nordic Cross*	2010	158,475	2015	48.1	51.3
Nordic Luna*	2004	150,037	2016	24.2	24.6
Nordic Castor*	2004	150,249	2016	21.8	23.7
Nordic Sirius*	2000	150,183	2016	15.8	14.7
Nordic Pollux*	2003	150,103	2016	20.5	21.1
Nordic Star*	2016	157,738	2016	55.3	57.8
Nordic Space*	2017	157,582	2017	56.7	59.5
Nordic Tellus	2018	157,407	2018	53.7	54.5
Nordic Aquarius	2018	157,338	2018	52.3	55.0
Nordic Cygnus	2018	157,526	2018	52.8	55.9

* The carrying value of our vessels as of December 31, 2020 is $861.3 million. We have obtained broker estimates from two independent shipbrokers indicating a fair market value of our fleet on a charter free basis to be $647.1 million, based on an average of the two estimates including the inherent uncertainty in such estimates. Each vessel marked with an asterisk has a fair market value that is lower than the carrying value. The total carrying value based on the above is consequently exceeding the fair value of the vessels by approximately $214.2 million as of December 31, 2020. We have in our vessel impairment analysis estimated future undiscounted cash flows generated by the vessels over their estimated useful life that exceed their carrying values as of December 31, 2020.

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

Drydocking

The Company’s vessels are required to be drydocked approximately every 30 to 60 months. Vessels exceeding 15 years are subject to periodical maintenance surveys every 30 months, whereas vessels under 15 years of age are subject to survey intervals every 60 months. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Drydocking costs include a variety of costs incurred while vessels are placed within drydock, including direct expenses incurred related to the in preparation for docking and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.  Consistent with prior periods, the Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. Expenditures for normal repairs and maintenance performed during drydocking are expensed as incurred. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures accordingly.

B.	Liquidity and Capital Resources

We operate in a cyclical and capital intensive industry. Our fleet of Suezmax tankers are financed through a combination of earnings generated from operations, raising equity and borrowings.

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure for our vessels including installments related to our newbuildings, and working capital needs.

In September 2020, we announced that we had entered into two Suezmax newbuilding contracts with Samsung shipyard in South Korea for scheduled deliveries in the first half of 2022. We refer to further information below and in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” for disclosure of Contractual Obligations.

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

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars and was $57.8 million and $48.8 million as of December 31, 2020 and December 31, 2019, respectively. Minor cash balances are held in NOK and EUR. Restricted cash was $4.2 million and $12.8 million as of December 31, 2020 and December 31, 2019, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

Our Borrowing Activities

On February 12, 2019, we entered into the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels built from year 2000 to 2017 as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement.

The three 2018-built Vessels are financed through Ocean Yield ASA.

In September 2020, we announced that we had entered into two Suezmax newbuilding contracts with Samsung shipyard in South Korea for scheduled deliveries in the first half of 2022 to expand and renew our fleet. We have in December 2020 entered into financing agreements with Ocean Yield ASA for the financing of up to 80% of the newbuilding price for the two newbuildings at similar terms as for the 2018-built Vessels. We have not utilized any portion of this financing arrangement as of December 31, 2020.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019 we entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018, see described below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

As of December 31, 2019, we had $291.8 million drawn under our 2019 Senior Secured Credit Facility, where $16.1 million, net of deferred financing cost of $2.6 million, was presented as Current Portion of Long-Term Debt. This included $3.4 million related to the excess cash flow mechanism payment related to earnings generated in the fourth quarter of 2019 and payable in the first quarter of 2020.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants and same excess cash flow mechanism as the 2019 Senior Secured Credit Facility.

We have repaid $67.9 million on the facilities in the twelve months ended December 31, 2020. As of December 31, 2020, the total outstanding balance was $253.9 million. The Company has presented $14.4 million, net of deferred financing costs of $2.4 million, under Current Portion of Long-Term Debt. Earnings generated in the fourth quarter of 2020 did not result in any additional payment related to the excess cash flow mechanism.

Subsequent to December 31, 2020, we have repaid in total $4.2 million and the total outstanding balance as of the date of this report is $249.7 million.

Financing of 2018-built Vessels

The three vessels were delivered to us in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 4.86% to 5.06% including a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $112.2 million and $119.9 million as of December 31, 2020 and 2019, respectively, where $7.7 million and $7.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Equity

On March 29, 2019, we entered into an equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through the $40 million ATM. As of December 31, 2020, we have raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $40.0 million and $38.6 million, respectively, by issuing and selling 9,476,446 common shares in total. In 2020, we have raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $21.4 million and $20.7 million, respectively, by issuing and selling 4,215,478 common shares. No further proceeds are available under the $40 million ATM as of December 31, 2020.

On October 16, 2020, we entered into a new equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through the $60 million ATM. As of December 31, 2020, we have not raised any proceeds, under the $60 million ATM. Subsequent to December 31, 2020, we have raised $10.0 million and $9.7 million in gross and net proceeds, respectively by issuing 2,989,769 common shares.

We monitor compliance with our financial covenants on a regular basis and as at December 31, 2020, we were in compliance with the financial covenants in our debt facilities. We believe that our current cash and cash equivalents and cash expected to be generated from operations, together with the remaining balance available under the $60 million ATM as of the date of this report, are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report.

Cash Flows

The following table shows our net cash flows from operating, investing and financing activities for the periods ended December 31, 2020, 2019 and 2018.

All figures in USD ‘000	2020	2019	2018
Net Cash Provided by (Used in) Operating Activities	110,944	52,858	(16,103)
Net Cash Provided by (Used in) Investing Activities	(17,476)	(2,319)	85,054
Net Cash Used in Financing Activities	(93,075)	(38,251)	(78,034)
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted cash	393	12,288	(9,083)
Cash, Cash Equivalents and Restricted Cash at Beginning of Year	61,638	49,327	58,359
Cash, Cash Equivalents and Restricted Cash at End of Year	62,070	61,638	49,327

YEAR ENDED DECEMBER 31, 2020, COMPARED TO YEAR ENDED DECEMBER 31, 2019

Cash flows (used in) / provided by operating activities increased to $110.9 million for the year ended December 31, 2020, from $52.9 million for the year ended December 31, 2019. The change in cash flows provided by operating activities is primarily due to increases in charter rates achieved in 2020 compared to 2019 combined with a positive change in working capital from voyage related activities.

Cash flows (used in) / provided by investing activities increased to ($17.5) million for the year ended December 31, 2020, compared to ($2.3) million for the year ended December 31, 2019. The increase of cash flows used in investing activities is primarily due to the payment of the installment of $11.0 million for the 2022 Newbuildings and an increase of $4.3 million in investment in vessels.

Cash flows used in financing activities increased to ($93.1) million for the year ended December 31, 2020, compared to cash flow used in financing activities of ($38.3) million for the year ended December 31, 2019. The increase is primarily due to an increase in distributed dividends of $53.0 million, an increase in repayments on the 2019 Senior Secured Credit Facility of $53.6 million, offset by an increase in proceeds from issuance of common stock of $2.8 million, and proceeds of $29.3 million from the Accordion Loan compared to the net repayment of $13.4 million in 2019 related to termination of the $500 mill credit facility by $313.4 million and by proceeds from the 2019 Senior Secured Credit Facility by $300.0 million.

The cash and cash equivalents was $57.8 million as of December 31, 2020.

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

Cash flows used in financing activities decreased to ($38.3) million for the year ended December 31, 2019, compared to cash flow used in financing activities of ($78.0) million for the year ended December 31, 2018. The decrease is primarily due to repayment of the previous $500 million credit facility by $313.4 million in 2019 compared to $78.2 million in 2018, offset by proceeds from the 2019 Senior Secured Credit Facility by $300.0 million and an increase of $14.3 million for repayment of the 2019 Senior Secured Credit Facility in 2019 and an increase in distributed dividends from $9.9 million in 2018 compared to $14.3 million in 2019, offset by issuance of common stock in 2019 with net proceeds of $17.9 million.

The cash and cash equivalents was $48.8 million as of December 31, 2019.

For further information on contractual obligations please see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.”

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

The oil tanker industry has been highly cyclical, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See “Item 4. Information on the Company—B. Business Overview –The International Tanker Market.”

E.	Off Balance Sheet Arrangements

As of December 31, 2020, we do not have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company’s contractual obligations as of December 31, 2020, consist of our obligations as borrower under our 2019 Senior Secured Credit Facility including our $30 million Accordion Loan and our obligations related to financing of our three 2018-built vessels.

The following table sets out financial, commercial and other obligations outstanding as of December 31, 2020.

Contractual Obligations in $’000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2019 Senior Secured Credit Facility including Accordion Loan (1)	253,902	16,805	33,610	203,487	-
Interest Payments (2)	57,044	19,429	34,953	2,662	-
Financing of 2018-built Vessels (3)	112,238	7,960	17,038	18,673	68,567
Interest Payments (4)	42,776	6,223	14,131	11,543	10,879
Operating Lease Liabilities (5)	1,661	512	647	331	171
Newbuildings (6)	99,000	16,500	82,500	-	-
Total	566,621	67,429	182,879	236,696	79,617

Notes:

(1)
Refers to obligation to repay indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2020. The facilities contain a discretionary excess cash amortization mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.

(2)
Refers to the estimated interest payments over the term of indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2020. Estimate is based on applicable interest rate, agreed amortization and balance outstanding as of December 31, 2020.

(3)	Refers to obligation to repay indebtedness outstanding as of December 31, 2020 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2020 for the financing of the three 2018-built vessels. Estimate is based on applicable interest rate as of December 31, 2020.

(5)	Refers to the future obligation as of December 31, 2020 to pay for operating lease liabilities at nominal values.
(6)	Refers to the remaining obligations as of December 31, 2020 for our order of two Suezmax newbuildings for delivery in 2022 from Samsung Shipyard in South Korea.

G.          Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names and positions of our directors of the Company and senior management of the Company. The directors of the Company are elected annually, and each elected director holds office until a successor is elected. Officers are elected from time to time by vote of the Board and holds office until a successor is elected.

The Company

Name	Age	Position
Herbjørn Hansson	73	Founder, Chairman, Chief Executive Officer, President and Director
Jim Kelly	67	Vice Chairman, Non-Executive Director and Audit Committee Chairman
Richard H. K. Vietor	76	Non-Executive Director
Alexander Hansson	39	Non-Executive Director
David Workman	60	Non-Executive Director
Bjørn Giaever	53	Chief Financial Officer

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

Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world’s largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine’s managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series “Iraq: Where Things Stand.” In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February 2012. Mr. Kelly was appointed as the Chairman of the Audit Committee after our former vice chairman, non-executive board member and chairman of the Audit Committee, Mr. Andreas Ove Ugland, passed away on March 8, 2020.

Richard H. K. Vietor has been a director of the Company since July 2007. Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration where he teaches courses on the regulation of business and the international political economy.

Alexander Hansson has been a director of the Company since November 2019 and has been employed by the Company since 2009. Mr. Hansson is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of the Company’s Chairman and Chief Executive Officer and he has built a network over the last 20 years in the shipping and finance sector. He has operated shipping and trading offices in London and Monaco. He studied at EBS Regents College in London, United Kingdom.

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

During the year ended December 31, 2020, we have paid aggregate cash compensation of $6.0 million to our directors and executive officers (six persons). The amount includes the cash compensation paid for managing our operations in Monaco.

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

In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 common shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. All 137,665 common shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 employees in 2016. We are holding 42,000 treasury shares as of December 31, 2020 from forfeitures. As of December 31, 2020, a total number of 4,500 common shares have been allocated. The trading restrictions for these common shares expire in January 2021.

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

Executive Pension Plan and Terms

Our Founder, Chairman, President and Chief Executive Officer had an individual deferred compensation agreement that was terminated in 2019. The parties entered into an agreement in 2020, whereby our Founder, Chairman, President and Chief Executive Officer has a right to have his present position until 2027, after which he may become non-executive Chairman as long as he lives. Our Chief Financial Officer has a regular contribution pension plan in line with the Company’s policy for employees.

C.	Board Practices

The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2020.  Our Board of Directors has established an Audit Committee, consisting of a single independent director, Mr. Kelly.  Mr. Kelly serves as the audit committee financial expert. The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, please see “Item 16G. Corporate Governance.”

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D.	Employees

All our shore based employees have employment contracts and as of December 31, 2020, the Company had a total of about 20 full time employees. We have fixed contracts with three ship managers, which operate under our direct instructions. All seafarers onboard our vessels have employment contracts via the technical management companies.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware of the date of this annual report.

Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Hansson family (2)	4,815,659	3.12%
	Jim Kelly		*
	Richard Vietor		*
	David Workman		*
	Bjørn Giæver		*
	BlackRock, Inc. (3)	8,721,613	5.8%

(1) Based on 154,435,881 common shares outstanding as of the date of this annual report.

(2) The holdings between our founder, chairman & CEO, Herbjørn Hansson, and Alexander Hansson, are reported herein.

(3) Based solely on the Schedule 13G/A filed on January 29, 2021.

* Less than 1% of our common outstanding shares.

As of April 20, 2021, we had 524 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 154,435,881 Common Shares outstanding as of the date of this annual report.

B.	Related Party Transactions

Board Members and Employees:

We have an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. We have in 2020 paid a fixed annual fee of $0.2 million, operating cost of $0.3 million and fees associated with actual use. In 2020, 2019 and 2018, we recognized $0.1 million, $0.3 million and $0.4 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2020, 2019 and 2018 related to use of the asset.

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

Total cash dividends distributed in 2020 totaled $67.2 million or $0.45 per share. The quarterly cash dividend payments per share over the last 5 years have been as follows:

Period	2020	2019	2018	2017	2016
1st Quarter	$0.07	$0.04	$0.03	$0.20	$0.43
2nd Quarter	$0.14	$0.03	$0.01	$0.20	$0.43
3rd Quarter	$0.20	$0.01	$0.02	$0.10	$0.25
4th Quarter	$0.04	$0.02	$0.01	$0.03	$0.26
Total	$0.45	$0.10	$0.07	$0.53	$1.37

The Company declared a dividend of $0.02 per share in respect of the fourth quarter of 2020, which was paid to shareholders on March 30, 2021.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol “NAT.”

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Dividend Reinvestment and Direct Stock Purchase Plan

The Company’s transfer agent, Computershare, maintains a dividend reinvestment program under which shareholders may reinvest their dividends for shares.

Listing

Our common shares are listed on the NYSE under the symbol “NAT.”

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.

C.	Material Contracts

For a description of our 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, which the Company entered into on February 12, 2019, please see Item 5. Operating and Financial Review and Prospectus B. Liquidity and Capital Resources - Our Borrowing Activities.

Scandic American Shipping Ltd (“Scandic”) has been a fully owned subsidiary of the Company since 2013 and the Company has determined that the intra-group agreements between Scandic and the Company, including the management agreement between the Company and Scandic previously filed as an exhibit to the Company’s annual report for 2019, are no longer deemed material to the Company.

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

We believe that we satisfied the Publicly-Traded Test for our 2020 taxable year since, on more than half the days of the taxable year, we believe the Company’s common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2020 taxable year.  Accordingly, we expect that our common shares will be considered to be “primarily and regularly traded on an established securities market” and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2020 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

United States Federal Income Taxation of United States Holders

As used herein, the term “United States Holder” means, for United States federal income tax purposes, a beneficial owner of common shares who is (A) an individual citizen or resident of the United States, (B) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia, (C) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (D) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) it has an election in place to be treated as a United States person.

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

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings under our 2019 Senior Secured Credit Facility, $30.0 million Accordion Loan and Financing of 2018-built Vessel.

Amounts borrowed under these borrowing agreements bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $3.8 million in our interest expense for the year ended December 31, 2020.

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

We estimate that during 2020, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $7.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2020. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the U.S Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2020, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

C.	Attestation report of the registered public accounting firm.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein.

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

The Company has adopted a code of ethics that applies to all of the Company’s employees, including our chief executive officer, chief financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).  Additionally, any person, upon request, may ask for a hard copy or an electronic file of the code of ethics

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.	Audit Fees

Our Board of Directors has established preapproval and procedures for the engagement of the Company’s independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, for the fiscal years ended December 31, 2020 and 2019, respectively, for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2020 and 2019.

FISCAL YEAR ENDED DECEMBER 31, 2020	$828,566
FISCAL YEAR ENDED DECEMBER 31, 2019	$853,439

B.	Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2020	$0
FISCAL YEAR ENDED DECEMBER 31, 2019	$0

C.	Tax Fees

Not applicable.

D.	All Other Fees

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

There are four significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of one independent member of our Board of Directors. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-24 filed as part of this annual report.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Company incorporated by reference to Exhibit 1.1 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

1.2	By-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on January 18, 2012.

2.1	Form of Share Certificate incorporated by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

2.2
Shareholder Rights Agreement dated as of June 16, 2017 by and between the Company and Computershare Trust Company, N.A., as rights agent incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on June 16, 2017.

2.3
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 incorporated by reference to Exhibit 2.3 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2020.

4.11
Amended and Restated 2011 Equity Incentive Plan, incorporated by reference to Exhibit 4.11 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on April 16, 2020.

4.12
Equity Distribution Agreement dated March 29, 2019, by and between Nordic American Tankers Limited and B. Riley FBR, Inc, incorporated by reference to Exhibit 4.14 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on April 16, 2020.

4.13	Equity Distribution Agreement dated October 16, 2020, by and between Nordic American Tankers Limited and B. Riley Securities, Inc.

8.1	Subsidiaries of Nordic American Tankers Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.

15.2	Consent of Fearnleys

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	April 29, 2021
Name: Herbjørn Hansson
Title: Founder, Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of the carrying value of vessels

As discussed in Note 4 to the consolidated financial statements, the carrying value of vessels as of December 31, 2020 was $861.3 million.  As discussed in Note 2, at each reporting date, the Company evaluates the recoverability of the carrying values of vessels, once identifying events or changes in circumstances indicate the carrying value of vessels may not be recoverable.  To perform this evaluation, the Company estimates undiscounted cash flows to result from the use and eventual disposition of each vessel.

We identified the assessment of recoverability of the carrying value of vessels as a critical audit matter. The undiscounted cash flow model used to calculate the recoverability of vessels was challenging to test due to the subjectivity of a certain assumption.  Specifically, charter rates are volatile and changes could have had a significant effect on the Company’s assessment of the carrying value of the vessels.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the recoverability of the carrying value of vessels, including the determination of charter rates.  We evaluated the Company’s charter rates for 2021 and 2022 by comparing the Company’s historical expected charter rates to actual charter rates and comparing current expectations of charter rates to forecasts from brokers and publicly available information about the industry. To evaluate the Company’s charter rates from 2023 to the end of the useful life of the vessel, we compared the Company’s charter rates to both Company specific historical results and to historical charter rates from brokers and analyzed publicly available information about the industry.

/s/ KPMG AS

We have served as the Company’s auditor since 2015.

Oslo, Norway
April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Nordic American Tankers Limited and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AS

Oslo, Norway
April 29, 2021

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2020, 2019 and 2018
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2020	2019	2018
Voyage Revenues	354,619	317,220	289,016
Voyage Expenses	(121,089)	(141,770)	(165,012)
Vessel Operating Expenses	(66,883)	(66,033)	(80,411)
Impairment Loss on Vessels	-	-	(2,168)
Loss on Disposal of Vessels	-	-	(6,619)
General and Administrative Expenses	(17,586)	(13,481)	(12,727)
Depreciation Expense	(67,834)	(63,965)	(60,695)
Net Operating Income (Loss)	81,227	31,971	(38,616)
Interest Income	96	298	334
Interest Expense	(31,481)	(38,390)	(34,549)
Other Financial Income (Expense)	255	(4,160)	(14,729)
Total Other Expenses	(31,130)	(42,252)	(48,944)
Net Income (Loss) Before Income Taxes and Equity Loss	50,097	(10,281)	(87,560)
Income Tax Expense	(64)	(71)	(79)
Equity Loss from Associate	-	-	(7,667)
Net Income (Loss)	50,033	(10,352)	(95,306)

Basic and Diluted Income (Loss) per Share	0.34	(0.07)	(0.67)
Basic and Diluted Average Number of Common Shares Outstanding	149,292,586	142,571,361	141,969,666

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR YEAR ENDED DECEMBER 31, 2020, 2019 AND 2018
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2020	2019	2018
Net Income (Loss)	50,033	(10,352)	(95,306)
Other Comprehensive Income (Loss)
Translation Differences	157	(498)	(172)
Unrealized Gain (Loss) on Defined benefit plan	(76)	420	40
Other Comprehensive Income (Loss)	81	(78)	(132)
Total Comprehensive Income (Loss)	50,114	(10,430)	(95,438)

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 and 2019
All figures in USD ‘000, except share and per share amount

	As of December 31,
Assets	2020	2019
Current Assets
Cash and Cash Equivalents	57,847	48,847
Restricted Cash	4,223	12,791
Accounts Receivable, Net	6,349	24,583
Prepaid Expenses	5,477	3,383
Inventory	19,408	22,475
Voyages in Progress	4,644	13,124
Investment Securities	-	825
Other Current Assets	1,574	3,344
Total Current Assets	99,522	129,372
Non-Current Assets
Vessels	861,342	899,997
Vessels under Construction	11,000	-
Right of Use Assets	1,219	1,412
Other Non-Current Assets	1,264	122
Total Non-Current Assets	874,825	901,531
Total Assets	974,347	1,030,903

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	4,099	8,405
Accrued Voyage Expenses	5,254	11,524
Other Current Liabilities	8,232	15,562
Current Portion of Long-Term Debt	22,094	23,537
Total Current Liabilities	39,679	59,028
Non-Current Liabilities
Long-Term Debt	334,615	375,364
Operating Lease Liabilities	730	934
Other Non-Current Liabilities	197	153
Total Non-Current Liabilities	335,542	376,451

Commitments and Contingencies

Shareholders’ Equity
Common Stock, par value $0.01 per share 360,000,000 authorized, 151,446,112 and 147,230,634 issued and outstanding at December 31, 2020 and December 31, 2019, respectively.	1,514	1,472
Additional Paid-In Capital	59,412	38,499
Contributed Surplus	539,516	567,202
Accumulated Other Comprehensive Loss	(1,316)	(1,397)
Retained Earnings (Accumulated Deficit)	-	(10,352)
Total Shareholders’ Equity	599,126	595,424
Total Liabilities and Shareholders’ Equity	974,347	1,030,903

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR YEAR ENDED DECEMBER 31, 2020, 2019 and 2018
All figures in USD ‘000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 1, 2018	141,969,666	22,000	1,420	123,439	796,817	(1,187)	(209,425)	711,064
Effect of change in accounting policy (ASC 606)	-	-	-	-		-	(4,072)	(4,072)
Adjusted balance at January 1, 2018	141,969,666	22,000	1,420	123,439	796,817	(1,187)	(213,497)	706,992
Net Loss	-	-	-	-	-	-	(95,306)	(95,306)
Other Comprehensive Loss	-	-	-	-	-	(132)	-	(132)
Share Based Compensation	-	-	-	413	-	-	-	413
Dividends Distributed	-	-	-	-	(9,936)	-	-	(9,936)
Balance at December 31, 2018	141,969,666	22,000	1,420	123,852	786,881	(1,319)	(308,803)	602,031
Net Loss	-	-	-	-	-	-	(10,352)	(10,352)
Coverage of Accumulated Deficit as of December 31, 2018	-	-	-	-	(308,803)	-	308,803	-
Reduction of Share Premium	-	-	-	(103,379)	103,379	-	-	-
Common Shares Issued, net of $0.7 million issuance cost	5,260,968	-	52	17,870	-	-	-	17,922
Other Comprehensive Loss	-	-	-	-	-	(78)	-	(78)
Share Based Compensation	-	-	-	156	-	-	-	(156)
Forfeited shares – 2011 Equity Incentive Plan	-	20,000	-	-	-	-	-	-
Dividends Distributed	-	-	-	-	(14,255)	-	-	(14,255)
Balance at December 31, 2019	147,230,634	42,000	1,472	38,499	567,202	(1,396)	(10,352)	595,424
Net Income	-	-	-	-	-	-	50,033	50,033
Common Shares Issued, net of $0.7 million issuance cost	4,215,478	-	42	20,628	-	-	-	20,670
Other Comprehensive Loss	-	-	-	-	-	81	-	81
Share Based Compensation	-	-	-	285	-	-	-	285
Dividends Distributed	-	-	-	-	(27,686)	-	(39,566)	(67,242)
Balance at December 31, 2020	151,446,112	42,000	1,514	59,412	539,516	(1,316)	-	599,126

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018
All figures in USD ‘000
	Year Ended December 31,
Cash Flows from Operating Activities	2020	2019	2018
Net Income (Loss)	50,033	(10,352)	(95,306)
Reconciliation of Net Loss to Net Cash Provided by Operating Activities
Depreciation Expense	67,834	63,965	60,695
Impairment Loss on Vessels	-	-	2,168
Loss on Disposal of Vessels	-	-	6,619
Equity Loss from Associate	-	-	7,667
Change in Fair Value of Investment Securities	224	3,160	-
Drydock Expenditure	(21,045)	(4,158)	(5,210)
Amortization of Deferred Finance Costs	4,354	4,291	15,350
Deferred Compensation Liabilities	(71)	(10,970)	(860)
Share-based Compensation	285	156	413
Other, net	(739)	(66)	21

Changes in Operating Assets and Liabilities
Accounts Receivables	18,109	(1,989)	(357)
Accounts Receivables, Related Party	-	-	237
Inventory	3,068	(2,184)	2,794
Prepaid Expenses and Other Current Assets	(330)	(1,068)	1,837
Accounts Payable and Accrued Liabilities	(19,258)	10,122	(7,112)
Voyages in Progress	8,480	1,951	(5,059)
Net Cash Provided by / (Used In) Operating Activities	110,944	52,858	(16,103)

Cash Flows from Investing Activities
Investment in Vessels	(6,845)	(2,531)	(4,810)
Investment in Other Fixed Assets	(233)	-	(60)
Investment in Vessels under Construction	(11,000)	-	-
Sale of Vessels	-	-	89,624
Proceeds from Sale of Investment Securities	602	212	-
Dividends received from Associate	-	-	300
Net Cash (Used In) / Provided by Investing Activities	(17,476)	(2,319)	85,054
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	20,713	17,922	-
Proceeds from Vessel Financing 2018-built Vessels	-	-	12,505
Proceeds from Borrowing Activities	29,300	300,000	-
Repayments on prior $500 million Credit Facility	-	(313,400)	(78,242)
Repayment of Vessel financing 2018-built Vessels	(7,630)	(7,273)	(2,361)
Repayments on Borrowing Facility	(67,896)	(14,324)	-
Transaction Costs Borrowing Facilities	(320)	(6,921)	-
Dividends Distributed	(67,242)	(14,255)	(9,936)
Net Cash Used In Financing Activities	(93,075)	(38,251)	(78,034)
Net Increase / (Decrease) in Cash, Cash Equivalents, and Restricted Cash	393	12,288	(9,083)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	61,638	49,327	58,359
Effect of Exchange Rate Changes on Cash and Cash Equivalents	39	23	51
Cash, Cash Equivalents, and Restricted Cash at End of Year	62,070	61,638	49,327
Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	57,847	48,847	49,327
Restricted Cash	4,223	12,791	-
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	62,070	61,638	49,327
Cash Paid for Taxes	71	79	83
Cash Paid for Interest, Net of Amounts Capitalized	27,128	35,616	32,300

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

The Company is an international tanker company that currently has a fleet of 25 Suezmax tankers (including 2 newbuildings). The Company has in 2020 ordered two newbuildings for delivery in 2022 from Samsung shipyard in South Korea and not disposed of any vessels. The active fleet of 23 vessels that the Company operated per December 31, 2020 are considered homogeneous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo. The vessels are predominantly employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2021 or later.
The Company’s Fleet

The Company’s current fleet consists of 25 Suezmax crude oil tankers (including 2 newbuildings) of which the vast majority have been built in Korea.

Vessel	Built in	Deadweight Tons	Delivered to NAT in

Nordic Freedom	2005	159,331	2005
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Grace	2002	149,921	2009
Nordic Mistral	2002	164,236	2009
Nordic Passat	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Sirius	2000	150,183	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	157,738	2016
Nordic Space	2017	157,582	2017
Nordic Tellus	2018	157,407	2018
Nordic Aquarius	2018	157,338	2018
Nordic Cygnus	2018	157,526	2018
Newbuilding (1)	2022	156,800	-
Newbuilding (1)	2022	156,800	-

(1)	Vessel under construction per December 31, 2020, with expected delivery in 2022

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements (“financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications: The Company made certain reclassifications to the prior years' financial statements to conform them to the presentation as of and for the year ended December 31, 2020. These reclassifications had no effect on consolidated financial position, net earnings, shareholders' equity, or net cash flows for any of the periods presented.

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

Foreign Currency Translation: The functional currency of NAT is the United States (“U.S.”) dollar as substantially all revenues are nominated in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The Company’s subsidiaries NAT Chartering AS, and the European branch of Scandic American Shipping Ltd, have Norwegian kroner as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders’ equity as part of accumulated other comprehensive loss.

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

Time Charters: Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the Company pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. Revenues from time charter contracts where the Company is a lessor are accounted for as fixed rate operating leases under ASC 842 Leases and are recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved. The Company has applied the practical expedient to not separate non-lease components from the associated lease component and instead to account for those components as a single component if the non-lease component otherwise would be accounted for under the new revenue guidance (ASC 606); and both of the following are met: (1) the timing and patterns of transfer of the non-lease component and associated lease are the same; and (2) the lease component, if accounted for separately, would be classified as  an operating lease. The pattern of revenue recognition has not changed as a result of implementation of ASC 842 Leases.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants, management fee, communication expenses and tonnage tax. These expenses are recognized when incurred.

Cash, Cash Equivalents and Restricted Cash: Cash, cash equivalents and Restricted Cash consist of highly liquid investments such as time deposits with original maturities when acquired of three months or less. Amounts included in restricted cash represent those required to be set aside by a contractual agreement with a banking institution for the payment of future estimated drydocking expenditure related to the vessels used as collateral.

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

Vessels: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are capitalized and included in vessels’ cost based on the weighted-average method. Certain subsequent expenditures for conversions and major improvements are capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is expensed over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Estimated useful life of ballast tank improvements is eight years. Ordinary repairs and maintenance are expensed as incurred.

Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (based on broker estimates). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The Company estimates the daily time charter equivalent for the remaining operating days, utilizing available market data for spot market rates for the initial two-year period and the most recent fifteen-year historical company-specific average rates for the remaining estimated life of the vessel. Useful economic life is assumed to be 25 years from the delivery of the vessel from the shipyard. The salvage value used in the impairment test is estimated to be $8.0 million per vessel. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording an impairment charge.

Drydocking: The Company’s vessels are required to be drydocked approximately every 30 to 60 months. The Company capitalizes eligible costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Drydocking costs include a variety of costs incurred while vessels are placed within drydock, including expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. Expenditures for normal repairs and maintenance performed during drydocking are expensed as incurred. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Leases: The Company bareboat charters certain vessels under leasing agreements. Sale-leaseback arrangements where the transaction is not considered a sale under ASC 606 are accounted for as a financing transaction. Consideration received in such sale-leaseback arrangements is recorded as a financial liability. Each lease payment is allocated between liability and interest expense to achieve a constant rate on the financial liability outstanding. The interest element is charged as Interest Expense over the lease period. The Company has certain office lease contracts resulting in a right-of-use asset and a lease liability and the Company has applied an incremental borrowing rate as the discount rate to calculate the respective asset and liability. The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. Optional periods are not included in the calculation. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. For operating leases, the right-of-use asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

Deferred Compensation Liability: The Company had two individual deferred compensation agreements that were terminated in 2019. The liabilities were accounted for on an accrual basis using actuarial calculations. Any currency translation adjustments as well as actuarial gains and losses were recognized in general and administrative expenses as incurred. The total expense (gain) related to the deferred compensation agreements recognized in 2019 and 2018 were $(0.2) and million, $(0.7) million, respectively.

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

Deferred Financing Costs: Financing costs, including fees, commissions and legal expenses are deferred and amortized over the term of the arrangement, which approximates the effective interest method. Incurred fees related to loans not yet drawn are presented as Other non-current Assets. Unamortized deferred financing costs are deducted from the carrying value of the associated financial liability.

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

Two of the Company’s wholly-owned subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 22%, 22%, and 23% for the years ended December 31, 2020, 2019 and 2018, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2020, 2019 and 2018 was $64,000, $71,000 and $79,000, respectively. Deferred tax assets related to these entities are inconsequential. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

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

For the year ended December 31, 2020, one customer accounted for 11.4% of the voyage revenues. For the year ended December 31, 2019, one customer accounted for 13.7% of the voyage revenues. For the year ended December 31, 2018, no single customer accounted for more than 10% of the voyage revenues.

Accounts receivable, Net, as of December 31, 2020, and December 31, 2019 were $6.3 and $24.6 million, respectively. As of December 31, 2020, two charterers accounted for 39% of the outstanding accounts receivable, with 22% and 17%. As of December 31, 2019, three charterers accounted for 48% of the outstanding accounts receivable, with 19%, 15% and 14%. Accounts Receivable, Net, as of December 31, 2020, and December 31, 2019 are net of a provision for credit losses of $25,000 and $0, respectively.

Recently Adopted Accounting Standards

Financial Accounting Standards Board ("FASB") ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13" or "Topic 326"). Effective January 1, 2020, the Company adopted ASU 2016-13 using a modified-retrospective approach. The standard changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. Adoption of the standard did not have a material impact on the Company's consolidated financial statements.
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

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (ASC 848) which provides relief for companies preparing for discontinuation of interest rates such as LIBOR. A contract modification is eligible to apply the optional relief to account for the modifications as a continuation of the existing contracts without additional analysis and consider embedded features to be clearly and closely related to the host contract without reassessment, if all of the following criteria are met: (i) contract references a rate that will be discontinued; (ii) modified terms directly replace (or have potential to replace) this reference rate; and (iii) changes to any other terms that change (or have potential to change) amount and timing of cash flows must be related to replacement of the reference rate. Relief provided by this ASU is optional and expires December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (ASC 848) to refine the scope of ASC 848 and to clarify some of its guidance. The Company has determined that its primary exposure to LIBOR is in relation to its floating rate borrowing facilities to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

3.          VOYAGE REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split:

All figures in USD ‘000	2020	2019	2018
Spot Charter Revenues	274,217	283,007	259,978
Time Charter Revenues	80,402	34,213	29,038
Total Voyage Revenues	354,619	317,220	289,016

The future minimum revenues as at December 31, 2020 related to time charter revenues are as follows:

All figures in USD ‘000	Amount
2021	8,395
2022	-
2023	-
Total Future Minimum Revenues	8,395

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations.

As of December 31, 2020 and December 31, 2019, the Company has capitalized fulfilment cost of $0.4 million and $1.0 million, respectively.

4.	VESSELS

Vessels consists of the carrying value of 23 vessels for the year ended December 31, 2020 and December 31, 2019, respectively. Vessels includes capitalized drydocking costs.

All figures in USD ‘000	2020	2019
Vessels Cost as of January 1	1,309,618	1,307,087
Additions Vessels	6,845	2,531
Disposals Vessels	-	-
Drydocking Cost as of January 1	59,949	52,331
Additions Drydocking	22,278	7,618
Disposals Drydocking	-	-
Total Cost Vessels and Drydocking	1,398,690	1,369,567
Less Accumulated Depreciation	(537,348)	(469,570)
Less Accumulated Impairment Loss on Vessels	-	-
Net Book Value Vessels as of December 31	861,342	899,997

The Company has taken ten vessels through periodical maintenance surveys in 2020.

The Company has in 2020 paid $11.0 million related to the shipbuilding contracts for the two newbuildings to be delivered in 2022 from Samsung shipyard in South Korea. The payment is presented in the consolidated balance sheets as Vessels under Construction. The remaining commitments under these contracts are $99.0 million in total. 17% of the remaining installments are due in 2021 and 83% in 2022. We refer to footnote 9 for further information related to the financing of the newbuildings.

Impairment Loss on Vessels

The Company has not recorded any impairment loss on vessels for the year ended December 31, 2020. The Company recorded an impairment loss of $0.0 million and $2.2 million for the years ended December 31, 2019 and December 31, 2018, respectively.

The Company reviewed its vessels for impairment on an asset by asset basis. In determining whether the assets are recoverable, the Company compared the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value. As of December 31, 2020, it was determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and no impairment was recorded.

In developing estimates of future undiscounted cash flows, we made assumptions and estimates based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated charter rates. Charter rates are volatile and the analysis is based on market rates obtained from third parties, in combination with historical achieved rates by the Company.

5.	INVESTMENT SECURITIES

The Company owned 811,538 shares in Hermitage Offshore Services Ltd. as of December 31, 2019. The carrying value of the investment as of December 31, 2019 was $0.8 million based on the market share price. The Company has disposed of 811,538 shares for a consideration of $0.6 million in the period ended December 31, 2020, and recognized a loss of $0.2 million in Other Financial Income (Expenses) in 2020.

6.	RELATED PARTY TRANSACTIONS

The Company has an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. The Company has in 2020 paid a fixed annual fee of $0.2 million, operating cost of $0.3 million and fees associated with actual use. In 2020, 2019 and 2018, the Company recognized an expense of $0.1 million, $0.3 million and $0.4 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2020 or December 31, 2019 related to use of the asset.

7.	OTHER NON-CURRENT ASSETS

All figures in USD ‘000	2020	2019
Fixture, Furniture and Equipment	242	65
Other	1,022	57
Total as of December 31,	1,264	122

8.	SHARE-BASED COMPENSATION PLAN

In 2011, the Board of Directors decided to establish an incentive plan and the Company has amended its 2011 Equity Incentive Plan (the “Plan”) in 2015 and 2019. As of December 31, 2020, the Plan includes awards of 537,665 common shares and 1,000,000 stock options.

Common Shares Award

The 537,665 common shares are pursuant to a vesting schedule and the shares are forfeited if the grantee leaves the Company before the shares are vested. The holders of the shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period.

All shares under this program have been granted and allocated to Board of Directors, management and employees of the Company in prior periods.
As of December 31, 2019, a remaining 92,165 common shares with a weighted average grant date fair value of $14.38 were unvested with a remaining unrecognized cost related to unvested shares of nil. A total of 87,665 common shares vested on January 8, 2020. As of December 31, 2020, there was 4,500 unvested shares remaining that vested in January 2021.

The Company held 42,000 common shares from forfeitures as treasury shares as of December 31, 2019. No shares have forfeited in 2020 and the Company held 42,000 treasury shares as of December 31, 2020.

The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to common shares under the plan was $0.1 million, $0.1 million, and $0.4 million for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

Stock Option Award

The Board of Directors approved an additional 1,000,000 stock options for issuance in 2019.

In 2019, the Company granted 755,000 and 234,000 options with vesting over a period of two and three years, respectively, with an exercise price of $4.70 per share. The stock options were allocated amongst management and employees of the Company. No further stock options have been granted in 2020.

The Company used the Black-Scholes option pricing model to measure the grant date fair value of the options with the following assumptions applied to the model;

	Options with two year vesting	Options with three year vesting
Volatility	57.5%	52.5%
Dividend yield	10.0%	10.0%
Risk-free interest rate	1.64%	1.65%
Weighted-average grant date fair value	$0.59	$0.58

The expected volatility was based on historical volatility observed from historical company-specific data during the two years prior to the grant date.

The compensation expense related to the stock option awards was $0.3 million and $0.1 million for the years ended December 31, 2020 and December 31, 2019, respectively, and the remaining unrecognized cost as of December 31, 2020 related to non-vested stock options was $0.2 million with a remaining average remaining vesting period of 1.1 years. No forfeitures have occurred and no stock options were exercisable as of December 31, 2020.

9.	LONG-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

The Company has two lenders financing its active fleet of Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by the twenty vessels built from year 2000 to year 2016, and (2) the Financing of 2018-built vessels that is related to the three vessels built in 2018.

2019 Senior Secured Credit Facility and $30 million Accordion Loan:

On February 12, 2019 the Company entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over the vessels (excluding the three vessels delivered in 2018, see description below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The Company has incurred $13.0 million (including a non-cash portion of $6.1 million) in financing costs, which is amortized over the term of the loan and the outstanding loan balance was presented net of the costs. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

As of December 31, 2019, the Company had $291.8 million drawn under its 2019 Senior Secured Credit Facility, where $16.1 million, net of deferred financing cost of $2.6 million, was presented as Current Portion of Long-Term Debt. This included $3.4 million related to the excess cash flow mechanism payment related to earnings generated in the fourth quarter of 2019 and payable in the first quarter of 2020.

On December 16, 2020, the Company entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, the same financial covenants and the same excess cash flow mechanism as the 2019 Senior Secured Credit Facility.

The Company has repaid $67.9 million of the facility in the twelve months ended December 31, 2020. As of December 31, 2020, the total outstanding balance was $253.9 million. The Company has presented $14.4 million, net of deferred financing cost of $2.4 million, under Current Portion of Long-Term Debt. Earnings generated in the fourth quarter of 2020 did not result in any additional payment related to the excess cash flow mechanism.

Subsequent to December 31, 2020, the Company has repaid in total $4.2 million and the total outstanding balances as of April 29, 2021 is $249.7 million.

The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it carries a variable interest rate.

Financing of 2018-built Vessels

The three vessels were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 4.86% to 5.06% including a floating LIBOR element that is subject to annual adjustment. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $112.2 million and $119.9 million as of December 31, 2020 and 2019, respectively, where $7.7 and $7.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.
As of December 31, 2020 the aggregate annual principal payments required to be made under the Company’s outstanding debt facilities are as follows:

Debt repayments in $'000s	Total	2021	2022	2023	2024	2025	More than 5 years
2019 Senior Secured Credit Facility including the $30 mill Accordion Loan	253,902	16,805	16,805	16,805	203,487	-	-
Financing of 2018-built Vessels	112,238	7,960	8,327	8,711	9,138	9,535	68,567
Total	366,140	24,765	25,132	25,516	212,625	9,535	68,567

The Company has ordered two Suezmax newbuildings at Samsung shipyard in South Korea for delivery in 2022. The Company has secured up to 80% financing of the newbuilding price for these two vessels at similar terms as for the 2018-built vessels with the same lender. No debt is incurred under these financing arrangements as of December 31, 2020, and the table above does not include figures related to the financing of the newbuildings.

The Company monitors compliance with the financial covenants on a regular basis and as at December 31, 2020, the Company was in compliance with the financial covenants in the debt facilities. The Company believes that the current cash and cash equivalents and cash expected to be generated from operations, together with the availability of the $60 million ATM, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report.

10.	INTEREST EXPENSES

Interest expenses consist of interest expense on the long-term debt and amortization of deferred financing costs related to the facilities described in Note 9.

All figures in USD ‘000	2020	2019	2018
Interest Expenses, net of capitalized interest	27,127	34,018	29,753
Commitment Fee	-	-	3,325
Amortization of Deferred Financing Costs	4,354	4,372	1,470
Other financial costs	-	-	1
Total Interest Expenses	31,481	38,390	34,549

For the years ended December 31, 2020, 2019 and 2018, $0.1 million, $0.0 million and $2.6 million of interest expenses were capitalized, respectively.

11.          OTHER CURRENT LIABILITIES

All figures in USD ‘000	2020	2019
Accrued Interest	-	163
Accrued Expenses	5,689	8,225
Other Liabilities	2,403	1,190
Settlement Deferred Compensation Liabilities	-	3,830
Deferred Revenues	140	2,154
Total as of December 31,	8,232	15,562

12.	EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD except number of shares and earnings (loss) per common share	2020	2019	2018
Numerator:
Net Income (Loss)	50,033	(10,352)	(95,306)
Denominator:
Basic - Weighted Average Common Shares Outstanding	149,292,586	142,571,361	141,969,666
Dilutive – Weighted Average Common Shares Outstanding	149,292,586	142,571,361	141,969,666
Earnings (Loss) per Common Share:
Basic	0.34	(0.07)	(0.67)
Diluted	0.34	(0.07)	(0.67)

Potentially dilutive equity instruments include unexercised stock options described in note 8 and additional dilution could result from the use of the ATM offering as further described in note 13.

13.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of January 1, 2018	180,000,000	141,969,666	1,420
Authorization of additional authorized shares	180,000,000	-	-
Balance as of December 31, 2018	360,000,000	141,969,666	1,420
$40 million ATM	-	5,260,968	52
Balance as of December 31, 2019	360,000,000	147,230,634	1,472
$40 million ATM	-	4,215,478	42
Balance as of December 31, 2020	360,000,000	151,446,112	1,514

In December 2018, the Annual General Meeting of the Company approved to increase the Company’s authorized share capital from $1.8 million to $3.6 million.

On March 29, 2019, the Company entered into an equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an At-the-Market Offering (the “$40 million ATM”) program having an aggregate offering price of up to $40,000,000. As of December 31, 2020, the Company has raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $40.0 million and $38.6 million, respectively, by issuing and selling 9,476,446 common shares. Through the $40 million ATM, the Company has issued 5,260,968 shares and raised net proceeds of $17.9 million in 2019, and has issued 4,215,478 shares and raised net proceeds of $20.7 million in 2020.

On October 16, 2020, the Company entered into a new equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an At-the-Market Offering (the “$60 million ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2020, the Company has not raised any proceeds under the $60 million ATM. Subsequent to December 31, 2020, through to April 22, 2021, the Company has raised $10.0 million and $9.7 million in gross and net proceeds, respectively by issuing 2,989,769 common shares. The remaining available proceeds through the $60 million ATM offering is $50.0 million as of April 22, 2021. Based on the share price of the Company of $3.15 per share as of April 22, 2021, it would have resulted in 15,880,072 new shares being issued, if fully utilizing the remaining balance available through the $60 million ATM.
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

The Share Premium Fund was $38.5 million and $17.9 million as of December 31, 2020 and 2019, respectively. Credits and charges to Additional Paid in Capital were a result of the accounting for the Company’s share based compensation programs and issuance of shares.
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

The Company’s Board of Directors determined in 2019 to transfer $308.8 million from the Contributed Surplus Account to cover Accumulated Deficits incurred as of December 31, 2018. We refer to the information above related to the reduction of $103.4 million of the Share Premium Fund that was credited to the Company’s Contributed Surplus Account.

For the year ended December 31, 2020, the Company paid a dividend of $67.2 million that was charged with $27.7 million to the Contributed Surplus Account and the remaining portion was considered as Retained Earnings. In 2019, the Company paid a dividend of $14.3 million that was charged to the Contributed Surplus Account. The Company’s Contributed Surplus account was $539.5 million and $567.2 million per December 31, 2020 and 2019, respectively.

Shareholders’ Rights Plan

On June 16, 2017, the Board of Directors adopted a new shareholders’ rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company’s common shares. As at December 31, 2020, no shares were issued pursuant to the plan.

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

No material claims have been filed against the Company for the fiscal years ended December 31, 2020 and 2019.

The Company’s newbuilding program consists of two Suezmax newbuildings for delivery in 2022 ordered from Samsung shipyard in South Korea. We refer to footnote 4 and footnote 9 for information related the remaining commitments and financing.

15.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

The majority of NAT and its subsidiaries’ transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a material negative effect on the value of the Company’s cash flows.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the Balance Sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.

-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2020 and 2019, are as follows:

All figures in USD ‘000 Recurring:	Fair Value Hierarchy Level	2020 Fair Value	2020 Carrying Value	2019 Fair Value	2019 Carrying Value
Cash and Cash Equivalents	1	57,847	57,847	48,847	48,847
Restricted Cash	1	4,223	4,223	12,791	12,791
Investment Securities	1	-	-	825	825
2019 Senior Secured Credit Facility including $30 million Accordion Loan	2	(253,902)	(253,902)	(291,798)	(291,798)
Financing of 2018-built Vessels	2	(112,238)	(112,238)	(119,867)	(119,867)

16.	SUBSEQUENT EVENTS

On February 26, 2021, the Company declared a cash dividend of $0.02 per share in respect of the results for the fourth quarter of 2020. The dividend of $3.0 million was paid on March 30, 2021.