Form 20-F
period 2021-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2022-05-11
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

As of December 31, 2021, there were outstanding 183,694,196 common shares of the Registrant, $0.01 par value per share.

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

Nordic American Tankers Ltd. is very different from other stock listed tanker companies. No other company has the strategy of NAT. Please see item 4. A. for the NAT overall strategy.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of Proceeds

Not applicable.

D.	Risk Factors

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

The factors that influence demand for tanker capacity include:

•	supply of and demand for oil and oil products;

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

•	currency exchange rates;

•	weather and acts of God, natural disasters and health disasters;

•	competition from supply and demand for alternative sources of energy and from other shipping companies and other modes of transport;

•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the recent conflict between Russia and Ukraine and potential physical disruption of shipping routes as a result thereof;

•	economic slowdowns caused by public health events such as the ongoing COVID-19 pandemic; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	technological advances in tanker design and capacity;

•	tanker charter rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	with respect to tanker vessel supply, demand for alternative sources of energy and supply and demand for energy resources and oil and petroleum products;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

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

The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.

Since the beginning of calendar year 2020, the COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures.

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

Measures against outbreaks of diseases (such as COVID-19) in a number of countries may restrict crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. In 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a somewhat more difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically, in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel.

The ultimate extent to which the COVID-19 pandemic impacts our business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, proliferation of variants and increase in the transmissibility of the virus, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, how long current restrictions over travel and economic activity in many countries across the globe remain in place over the course of the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.

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

The 19 vessels that we currently operate are primarily employed in the spot market. We are therefore highly dependent on spot market charter rates. The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Effective January 1, 2020, the International Maritime Organization, or IMO, implemented a new regulation for a 0.50% global sulfur cap on emissions from vessels.  Under this new global cap, vessels must use marine fuels with a sulfur content of no more than 0.50% against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.

All of our vessels have transitioned to burning IMO compliant fuels.  Low sulfur fuel of 0.50% sulfur content or lower, is presently more expensive than the non-compliant Heavy Fuel Oil containing 3.5% sulfur and may become more expensive.

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

The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, is volatile. In 2021, the BDTI continued to be volatile, but at low levels throughout the year. It reached a high of 835 and a low of 492. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2021, the BCTI reached a high of 856 and a low of 432. Markets have improved sharply in 2022 and the BDTI and BCTI were 1,589 and 1,048, respectively, as of April 20, 2022, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products,  the inventories of crude oil and petroleum products in the United States and in other industrialized nations,  oil refining volumes,  oil prices, and any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

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

The value of our vessels may be depressed at the time we decide to sell a vessel.

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, as vessels age, they generally decline in value. These factors will affect the value of our vessels for purposes of covenant compliance under our borrowing facilities and at the time of any vessel sale. If for any reason we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the tanker’s carrying amount in our financial statements, with the result that we would also incur a loss on the sale and a reduction in earnings from impairment charges, which could reduce our ability to pay dividends and negatively affect our business, financial condition and operating results. The carrying values of our vessels may not represent their charter-free market value at any point in time.

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

Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, pandemics or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt. As of December 31, 2021, we have orders for two Suezmax newbuildings for delivery in May and June 2022 and currently we do not anticipate any delays in relation to the delivery of these vessels.

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

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect both the Company’s ability to charter its vessels and the charter rates payable under any such charters. In addition, the Company operates in a sector of the economy that is likely to be adversely impacted by the effect of political instability, terrorist or other attacks, war or international hostilities. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflicts between Russia and the Ukraine.

Recent developments in the Ukraine region and continuing conflicts in the Middle East may lead to additional armed conflicts around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry.

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

Beginning in February of 2022, U.S. President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, U.S. President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by U.S. persons, among other restrictions.

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

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the United States (U.S.) Oil Pollution Act of 1990 (OPA), the Comprehensive Environmental Response, Compensation, and Liability Act (generally referred to as CERCLA), the U.S. Clean Water Act (CWA), the U.S. Clean Air Act (CAA), the U.S. Outer Continental Shelf Lands Act, European Union (EU) Regulations, the IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas (ECAs) thereunder), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended), the International Convention on Civil Liability for Bunker Oil Pollution Damage (generally referred to as the Bunker Convention), the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (generally referred to as the ISM Code), the International Convention for the Control and Management of Ships’ Ballast Water and Sediments Discharge (generally referred to as the BWM Convention), International Ship and Port Facility Security Code (ISPS), and the U.S. Maritime Transportation Security Act of 2002 (generally referred to as the MTSA). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the U.S. (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, and risk of environmental damages and impacts there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, and on November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.  Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, by IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have 9 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations will require the installation of new equipment, which may cause us to incur substantial costs.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 17 countries representing approximately 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention, and the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

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

Our borrowing facilities contain restrictive covenants, which could negatively affect our growth, cause our financial performance to suffer and limit our ability to pay dividends.

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

Our indebtedness accrues interest based on LIBOR, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.

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

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, due in part to fears associated with the spread of COVID-19 (as more fully described below), global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery. Such volatility may continue as the COVID-19 pandemic continues. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our common shares.

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

The market price of our common shares has fluctuated widely since our common shares began trading in on the NYSE. Over the last few years, the stock market has experienced price and volume fluctuations, especially due to factors relating to the ongoing outbreak of COVID-19. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2021, the price of our common shares experienced a high of $3.88 in March and a low of $1.66 in December.  As of May 5, 2022, the price of our common shares was $2.70. This market and share price volatility relating to the effects of COVID-19, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

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

•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability;

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment health and safety, diversity, labor conditions and human rights in recent years, and have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards, or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material adverse effects on the company’s business and financial condition.

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

If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could result in monetary fines or other penalties, and may adversely affect our reputation and the market and trading price of our common stock.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.  Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, we could be subject to monetary fines, penalties, or other sanctions, as well as suffer reputational harm, and our operations and/or the price at which our common stock trades might be adversely affected.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

We are an international tanker company originally formed for the purpose of acquiring and chartering double-hull Suezmax tankers. In November 2021, we sold Nordic Sirius (built in 2000). In 2022, we have sold Nordic Mistral (2002), Nordic Grace (2002) and Nordic Passat (2002), and our fleet currently consists of 21 vessels (including two newbuildings).

The vessels in our fleet are homogenous and interchangeable, which is a business strategy we refer to as the “Nordic American System”. NAT is unlike other companies.

The Nordic American System is transparent and predictable with the key elements of ships, people and capital. Further, we are a dividend company with the objective of having a strong balance sheet and low G&A costs. Under the “Nordic American System”, we are focusing on close customer relationships and serving the “Big Oil” companies with a top-quality fleet.

All tankers (including newbuildings) in our fleet are Suezmax vessels, which have a carrying capacity of one million barrels of oil. The vessels are highly versatile. They can be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven low.

Our newbuilding program consists of two Suezmax newbuildings ordered in September 2020, at Samsung shipyard in South Korea for delivery in May and June 2022.

Cash dividends are our priority and we have paid quarterly dividends for 98 consecutive quarters. In 2021, we have declared and paid quarterly dividends in total of $0.06 per share and we have declared a dividend in the first quarter of 2022 of $0.01 that was payable on March 31, 2022.

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

On February 12, 2019, we entered into a new five-year senior secured credit facility for $306.1 million, or the 2019 Senior Secured Credit Facility. Borrowings under the facility are secured by first priority mortgages over the Company’s vessels (excluding the three 2018-built Vessels) and assignments of earnings and insurance. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, we incorporated NAT Bermuda Holdings Ltd (“NATBH”) as a wholly-owned subsidiary of NAT and transferred the ownership of twenty vessels used as collateral from NAT to NATBH.

On March 29, 2019, we entered into an equity distribution agreement with B. Riley Securities, Inc. (formerly known as B. Riley FBR, Inc.), acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or $40 million ATM, program having an aggregate offering price of up to $40,000,000. This At-the-market offering was fully utilized by the end of 2020.

On October 16, 2020, we entered into our second equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or first $60 million ATM, program having an aggregate offering price of up to $60,000,000. As of December 31, 2020, we had not raised any proceeds under this ATM. In 2021, we have raised $60.0 million and $58.5 million in gross and net proceeds, respectively, by issuing 22,025,979 common shares and this ATM was fully utilized. The 2020 $60 million ATM program was terminated on October 14, 2021.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million. The loan is considered an accordion loan under the 2019 Senior Secured Credit Facility. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024.

On December 22, 2020, we entered into final agreements for the financing of the two Suezmax newbuildings to be delivered from Samsung Shipyard in South Korea in 2022. We have secured up to 80% financing of the newbuilding price for these two vessels at similar terms as for the 2018-built Vessels with Ocean Yield ASA. As of December 31, 2021, we had not utilized any portion of this financing arrangement. Subsequent to December 31, 2021, we have drawn $22.0 million from this financing to pay for agreed instalments to the shipyard.

On September 29, 2021, we entered into our third equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or second $60 million ATM, program having an aggregate offering price of up to $60,000,000. As of December 31, 2021, we have raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. Subsequent to December 31, 2021, and through to February 14, 2022, the Company has raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. As of the date of this report we have raised gross and net proceeds of $16.8 million and $16.3 million, respectively, by issuing and selling 7,213,676 common shares with a remaining available balance of $43.2 million under this ATM. Based on the share price of the Company of $2.70 as of May 5, 2022, it would have resulted in 16,012,750 new shares being issued, if fully utilizing the remaining balance available through the $60 million 2022 ATM.

For more information, please see “Item 5.B. Liquidity and Capital Resources” with regard to the above described transactions.

As of May 10, 2022, we have 201,672,862 common shares issued and outstanding.

B.	Business Overview

Our Fleet

Our fleet as of December 31, 2021, consisted of 24 Suezmax crude oil tankers (including 2 newbuildings), of which the vast majority have been built in Korea. We have sold three vessels in 2022. The majority of our vessels are employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2022 or later. The two newbuildings to be delivered in May and June 2022 will be chartered out on six-year timecharter agreements commencing upon delivery of the vessels from the shipyard. The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

Vessel	Built in	Deadweight Tons	Delivered to NAT in
Nordic Freedom	2005	159,331	2005
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Grace (1)	2002	149,921	2009
Nordic Mistral (1)	2002	164,236	2009
Nordic Passat (1)	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	157,738	2016
Nordic Space	2017	157,582	2017
Nordic Aquarius	2018	157,338	2018
Nordic Cygnus	2018	157,526	2018
Nordic Tellus	2018	157,407	2018
Newbuilding (2)	2022	156,800	2022
Newbuilding (2)	2022	156,800	2022

(1)	Sold and delivered to new owners in 2022
(2)	Scheduled for delivery in May and June 2022

Employment of Our Fleet

It is our policy to operate the majority of our vessels either in the spot market or on shorter-term time charters. Large international oil companies, oil traders and independent oil companies both in the Western and the Eastern parts of the world are important customers.

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

Time Charters: Under a time charter, the charterer is responsible and pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner is responsible and pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. Revenue from time charter contracts are recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved. As of December 31, 2021, we did not have any time charter agreements with profit-sharing.

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

In order to benefit from economies of scale, tanker charterers typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes.  A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading but also in barrels of oil.  VLCCs that can carry 2 million barrels of crude oil typically transport oil in long-haul trades, such as from the Arabian Gulf to Far East and Rotterdam via the Cape of Good Hope or from West Africa and US Gulf to the Far East via Cape of Good Hope. Suezmax tankers that carry 1 million barrels of crude oil also engage in long-haul as well as in medium-haul trades, such as from the Mediterranean, Black Sea, West Africa and Arabian Gulf towards a variety of destinations such as India, Far East, Europe and US. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The 2021 Tanker Market (Source; Fearnleys)

Suezmax earnings in 2021, basis fixture date for forward loading for modern vessels, averaged $5,200/day for the year, down 83% from an average $31,200/day in 2020 according to Fearnleys. Apart from a few brief spikes, earnings mostly hovered around these low levels throughout the year, due to persisting production cuts from the OPEC+ to help rebalance the oil market. Earnings in the highly correlated VLCC and Aframax segments averaged $3,100/day and $9,800/day in 2021, down 94% and 58% vs. 2020, respectively. The main reasons for these low rates were low oil production and rising bunker costs.

The total crude oil and product tanker fleet above 25,000 dwt grew by a net 2.2% in 2021, with the crude tanker fleet expanding 2.3% and the product tanker fleet growing 2.0%. This was lower than the 3.1% growth seen in 2020 due to more demolition. It was also well below the ten-year average total tanker fleet growth of 3.6%.

Suezmax fleet growth of 2.3% was down from 3.1% in 2020 and 4.1% in 2019, albeit slightly higher than the 1.9% in 2018. It was well below the last ten years’ average of 4.5%. 20 vessels were delivered vs. 18 the preceding year, while seven vessels were demolished, vs. just one in 2020. This took the total fleet at the end of 2021 to 579 vessels. Deliveries in 2021 were front-end loaded, where 18 vessels were delivered in the first half vs. only 2 in the second. By the end of the year, 32% of the fleet were modern, fuel-efficient vessels, up from 28% a year earlier.

Despite the low-rate environment, total tanker demolition was only slightly above the historical average last year. Still, the 8.2 million dwt which were broken up was almost double the two previous years combined, albeit well below the historically high 19.1 million in 2018. As of the beginning of 2021 there were 34 vessels at or above the past 10-year average scrap age of 22 years, and 70 vessels within the 20+ years age group.

The Suezmax orderbook stood at 41 vessels of 6.5 million dwt at the beginning of 2022, or 7.1% of the fleet. The total crude oil and product tanker orderbook for vessels above 25,000 dwt counted 44 million dwt, or just above 7% of the fleet. This is the lowest since 1996, and the mid-1980s before that.

Tanker demand gradually rose through the course of last year but had by the end of the year still not quite reached pre-COVID levels. Furthermore, the trend of growing volumes from the Atlantic basin to the East reversed a bit, contributing negatively to average sailing distances. The crude oil production increases that were seen through the year were mostly delivered from the OPEC+ which gradually unwound its cuts. From the end of 2020, global oil production rose by 5.8 mbpd to 98.6 mbpd at the end of last year. Still, this was well below global oil demand which at the same time was closer to 100 mbpd. The undersupply was partly because of the OPEC+ producing below its quotas in the second half, up to 790 kbpd below in December due to outages particularly in Angola and Nigeria.

As a result, global oil inventories were drawn down drastically through the course of the year. In December OECD industry stocks were almost 250 million barrels below the 2015-19 average, and less than 40 million barrels above the 2010-14 average, the last time oil prices were steadily above $100/bbl. Through the year, almost 360 million barrels were drawn from these inventories. Oil demand being met with inventory draws means less demand for seaborne transport by tankers. It was not just in the OECD that inventories were drawn down, for instance in China imports plus production was also at times well below consumption.

In line with these inventory draws the Brent oil price curve was steadily in backwardation through the year. This, along with a higher than normal Brent-Dubai spread, meant more Atlantic crude oil barrels remained within the Atlantic basin, as Eastern buyers found barrels produced East of Suez cheaper on a delivered basis.

With a larger fleet, but lower cargo volumes compared to pre-COVID levels charterers generally had little problems finding available ships through 2021, apart from in brief periods like when the Suez Canal was blocked by a giant containership. Still, lower 2H’21 newbuild deliveries vs. 1H’21 and gradually growing volumes worked to absorb an overhang of idle vessels. The fleet’s average ballast speed also gradually increased through the year, leaving the market less oversupplied by the end of the year vs. the beginning.

The Tanker Market 2022

Reported spot rates in the first quarter of 2022 have improved since the fourth quarter of 2021, and the average Suezmax earnings per day increased from $10,547 in the fourth quarter of 2021 to $16,666 for the first quarter of 2022 based on the indicated rates published by Clarksons. The quoted rates are an average of observations. From the time, a voyage is booked and the rate is reported to the market until the vessel loads the cargo and commences the voyage there can be a delay of up to 30 days. As such, from an accounting perspective, a voyage booked at the end of a quarter may see the majority of its revenues being recorded in the following quarter’s results. The earnings for vessel operators are, for this reason, not necessarily expected to fluctuate in an identical manner as the indicative rates reported by Clarksons on a quarter by quarter basis.

As of April 21, 2022, the orderbook for conventional Suezmax tankers stood at 26 vessels in total. No additional orders for Suezmax vessels have been placed with the shipyards so far in 2022. In 2022 a total of 30 Suezmaxes are expected to be added to the world fleet and 14 of these have already been delivered in the first and second quarter of 2022.

In 2021, there was a gradual increase in oil prices from the low of $48 per barrel at the beginning of 2021 to reach $75 per barrel at year-end. The rebound in global oil demand was stronger than supply throughout the year, with OPEC apparently struggling to meet their own production goals. This was evidenced by continued falling global oil inventories and rising oil prices. The draw on oil inventories and slower than anticipated production increases from OPEC and other oil producers had a very negative effect on the oil tanker market throughout the year. The average Time Charter earnings in 2021 had not been lower for more than 30 years and average Time Charter Earnings stayed below cash operating costs for the large tanker fleet. In 2022 we expect to see an improving tanker market on the back of a continued increase in demand for shipment of oil, despite increasing geopolitical uncertainties and increased inflationary pressure. With oil inventories at low levels, high oil prices and sub-optimal sourcing of oil due to war, sanctions and general political uncertainty, much incremental demand for oil will have to be shipped longer distances and thus increase the demand for oil tankers. With oil prices at very profitable levels for all oil producers, we expect to see increased oil output and increased tanker demand going forward.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and are expected to enter into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021.  In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of future regulations is hard to predict at this time.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS.  In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona  vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market.  On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period.   This will require shipowners to buy permits to cover these emissions.  Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022.  If these new regulations are finalized, they could affect our operations.

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

Business overview

Our fleet as of December 31, 2021, consisted of 24 vessels, including 2 newbuildings, Suezmax crude oil tankers. In 2022, we have sold three vessels. The contracts for the two Suezmax newbuildings with Samsung shipyard in South Korea, scheduled for delivery in the first half of 2022, were announced by us in September 2020. The majority of our vessels are employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2022 or later. The two newbuildings to be delivered in May and June 2022 will be chartered out on six-year timecharter agreements commencing upon delivery of the vessels from the shipyard. The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

YEAR ENDED DECEMBER 31, 2021 COMPARED TO YEAR ENDED DECEMBER 31, 2020

	Years Ended December 31,
All figures in USD ‘000	2021	2020	Variance
Voyage Revenues	191,075	354,619	-46.1%
Other Income	4,684	-	N/A
Voyage Expenses	(128,263)	(121,089)	5.9%
Vessel Operating Expenses	(67,676)	(66,883)	1.2%
Impairment Loss on Vessels	(60,311)	-	N/A
Depreciation Expenses	(68,352)	(67,834)	0.8%
General and Administrative Expenses	(15,620)	(17,586)	-11.2%
Net Operating (Loss) Income	(144,463)	81,227	N/A
Interest Income	3	96	-96.9%
Interest Expenses	(26,380)	(31,481)	-16.2%
Other Financial Income (Expenses)	(488)	191	N/A
Net (Loss) Income	(171,328)	50,033	N/A

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

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2021	2020	Variance
Voyage Revenues	191,075	354,619	-46.1%
Less Voyage expenses	(128,263)	(121,089)	5.9%
Net Voyage Revenue	62,812	233,530	-73.1%
Vessel Calendar Days (1)	8,337	8,418	-1.0%
Less off-hire days	527	952	-44.6%
Total TCE days	7,810	7,466	4.6%
TCE Rate per day (2)	$8,043	$31,279	-74.3%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

Number of vessel calendar days decreased insignificantly by 1.0% and reflects that the number of vessels in our fleet was similar in 2021 as in 2020, apart from one vessel being sold in November 2021.

With regards to i), the decrease of 425 days in offhire days was a result of less vessels undergoing planned maintenance in 2021 compared to 2020.

With regards to ii), the TCE rate per day decreased by $23,237, or 74.3%, from $31,279 in 2020 to $8,043 in 2021. The indicative rates presented by Clarksons Research decreased by 75.7% for the twelve months of 2021 compared to the same twelve months in 2020 to $7,338 from $30,240, respectively.

As a result of i) and ii) net voyage revenues decreased by 73.1% from $233.5 million for the year ended December 31, 2020, to $62.8 million for the year ended December 31, 2021. Other Income relates to a distribution from an insurance association and we received a net amount of $4.6 million.

Voyage expenses increased to $128.3 million from $121.1 million, or 5.9%. Voyage expenses mainly consist of port charges, bunkers and commissions and the most influential cost is the cost of bunkers. Cost of bunkers is influenced by actual consumption in a year and the price of the fuel. The increase in voyage expenses in 2021 was primarily due to an increase in bunker costs caused by an increase in fuel oil prices compared to prior year, offset by a reduction in commission costs. Voyage expenses are relatively similar in 2021 as in 2020 and shows the activity level of our vessels and that we have operated a similar number of vessels in both years.

Vessel operating expenses increased by $0.8 million, or 1.2%, from $66.9 million in 2020 to $67.7 million in 2021, and reflects that the number of vessels in the fleet was similar in 2021 as in 2020 with a similar expense per vessel for the two years. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses decreased by $2.0 million, or 11.2%, from $17.6 million in 2020 to $15.6 million in 2021. The decrease in cost is mainly related to a decrease in staff cost.

Depreciation expenses increased by $0.5 million, or 0.8%, from $67.8 million in 2020 to $68.4 million in 2021. The insignificant increase in 2021 compared to 2021 is primarily a result of increase in capitalized cost in 2021 related to drydocking of our vessels that is depreciated over a period until next drydocking, offset by less depreciation related to one vessel sold in 4Q21 and one vessel held for sale.

Impairment Loss on Vessels increased to $60.3 million in 2021 compared to $0 in 2020. We have recorded $8.9 million in impairment charges to adjust the carrying value to fair value less cost to sell related to one vessel classified as Held for Sale. Further $51.4 million in impairment charges related to five of our 2002 and 2003 built vessels have been recorded due to estimated undiscounted cash flows being lower than the carrying values when performing our impairment testing for these vessels and the carrying values have accordingly been adjusted to reflect the fair value.

Interest expenses decreased by $5.1 million, or 16.2%, from $31.5 million in 2020 to $26.4 million in 2021. The decrease is due to repayments on our credit facilities in 2020 and 2021 that lowers the outstanding loan balances and related interest cost.

YEAR ENDED DECEMBER 31, 2020 COMPARED TO YEAR ENDED DECEMBER 31, 2019

	Years Ended December 31,
All figures in USD ‘000	2020	2019	Variance
Voyage Revenues	354,619	317,220	11.8%
Voyage Expenses	(121,089)	(141,770)	-14.6%
Vessel Operating Expenses	(66,883)	(66,033)	1.3%
Impairment Loss on Vessels	-	-
General and Administrative Expenses	(17,586)	(13,481)	30.5%
Depreciation Expenses	(67,834)	(63,965)	6.0%
Net Operating (Loss) Income	81,227	31,971	154.1%
Interest Income	96	298	-67.8%
Interest Expenses	(31,481)	(38,390)	-18.0%
Other Financial Income (Expenses)	191	(4,231)	N/A
Net (Loss) Income	50,033	(10,352)	N/A

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

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2020	2019	Variance
Voyage Revenues	354,619	317,220	11.8%
Less Voyage expenses	(121,089)	(141,770)	-14.6%
Net Voyage Revenue	233,530	175,450	33.1%
Vessel Calendar Days (1)	8,418	8,395	0.3%
Less off-hire days	952	293	224.9%
Total TCE days	7,466	8,102	(7.8%)
TCE Rate per day (2)	$31,279	$21,655	44.4%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

The change in Voyage revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

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

Inflation

The costs of oil tankers tend to fluctuate with the cyclicality in raw material costs, especially the price of steel and copper. Operating costs for oil tankers has been stable with very little, or moderate inflation over the years and management does not consider inflation to be a significant risk to direct operating costs in the current and in the foreseeable economic environment. However, oil transportation is a specialized area and if number of vessels where to increase significantly, increased demand for qualified crew can be expected, potentially putting pressure on crew cost. A general cost inflation in the world could impact the shipping industry and put inflationary pressure on cost items such as, but not limited to, crew costs, spare parts, maintenance, insurance etc.

Selected Financial Data

The following selected historical financial information should be read in conjunction with our audited financial statements and related notes, which are included herein, together with Item 5. Operating and Financial Review and Prospects.  The Statements of Operations data for each of the three years ended December 31, 2021, 2020 and 2019 and selected Balance Sheet data as of December 31, 2021 and 2020 have been derived from our audited financial statements included elsewhere in this document. The Statements of Operations financial information for the years ended December 31, 2018 and 2017 and selected balance sheet information as of December 31, 2019, 2018 and 2017 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

SELECTED CONSOLIDATED FINANCIAL DATA	Year ended December 31,
All figures in thousands of USD except share data	2021	2020	2019	2018	2017
Voyage Revenues	191,075	354,619	317,220	289,016	297,141
Other Income	4,684	-	-	-	-
Voyage Expenses	(128,263)	(121,089)	(141,770)	(165,012)	(142,465)
Vessel Operating Expenses	(67,676)	(66,883)	(66,033)	(80,411)	(87,663)
Depreciation Expenses	(68,352)	(67,834)	(63,965)	(60,695)	(100,669)
Impairment Loss on Vessel	(60,311)	-	-	(2,168)	(110,480)
Impairment Loss on Goodwill	-	-	-	-	(18,979)
Loss on Disposal of Vessels	-	-	-	(6,619)	-
General and Administrative Expenses	(15,620)	(17,586)	(13,481)	(12,727)	(12,575)
Net Operating Income (Loss)	(144,463)	81,227	31,971	(38,616)	(175,690)

Interest Income	3	96	298	334	347
Interest Expense	(26,380)	(31,481)	(38,390)	(34,549)	(20,464)
Other Financial (Expenses) Income	(429)	255	(4,160)	(14,729)	(644)
Total Other Expenses	(26,806)	(31,130)	(42,252)	(48,944)	(20,761)
Income Tax Expense	(59)	(64)	(71)	(79)	(83)
Loss on Equity Method Investment	-	-	-	(7,667)	(8,435)
Net Income (Loss)	(171,328)	50,033	(10,352)	(95,306)	(204,969)

Basic and Diluted Earnings (Loss) per Share	(1.05)	0.34	(0.07)	(0.67)	(1.97
Cash Dividends Declared per Share	0.06	0.45	0.10	0.07	0.53
Basic and Diluted Weighted Average Shares Outstanding	162,549,611	149,292,586	142,571,361	141,969,666	103,832,680
Market Price per Common Share as of December 31,	1.69	2.95	4.92	2.00	2.46

Other financial data:
Net Cash Provided by (Used in) Operating Activities	(44,458)	110,944	52,858	(16,103)	31,741
Cash Dividends Paid	9,700	67,242	14,255	9,936	54,226

Selected Balance Sheet Data (at period end):
Cash and Cash Equivalents	34,739	57,847	48,847	49,327	58,359
Total Assets	851,152	974,347	1,030,903	1,071,111	1,141,063
Total Long-Term Debt	283,411	334,615	375,364	417,836	388,855
Common Stock	1,836	1,514	1,472	1,420	1,420
Total Shareholders’ Equity	498,223	599,126	595,424	602,031	711,064

B.	Liquidity and Capital Resources

We operate in a cyclical and capital-intensive industry. Our fleet of Suezmax tankers are financed through a combination of earnings generated from operations, equity and borrowings.

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure for our vessels including instalments related to our newbuilding program and working capital needs.

In September 2020, we announced that we had entered into two Suezmax newbuilding contracts with Samsung shipyard in South Korea for scheduled deliveries in May and June of 2022. We refer to further information below and in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” for disclosure of Contractual Obligations and Financing Agreements in place for these vessels.

Our Borrowing Activities

On February 12, 2019, we entered into the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels at that time built from year 2000 to 2017 as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement. In November 2021, we sold Nordic Sirius (2000-build) and there were 19 vessels built from 2002 to 2017 used as collateral for the outstanding loan balance as of December 31, 2021.

The three 2018-built vessels are financed through Ocean Yield ASA.

In September 2020, we announced that we had entered into two Suezmax newbuilding contracts with Samsung shipyard in South Korea for scheduled deliveries in the first half of 2022 to expand and renew our fleet. In December 2020, we entered into financing agreements with Ocean Yield ASA for the financing of up to 80% of the newbuilding price for the two 2022 newbuildings at similar terms as the 2018-built vessels. We had not utilized any portion of this financing arrangement as of December 31, 2021.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019 we entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018, see described below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. Net proceeds obtained from sale of a vessel used as security are at our lender’s discretion subject to repayment of the outstanding loan balance. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants, repayment clauses and same excess cash flow mechanism as the 2019 Senior Secured Credit Facility.

As of December 31, 2020, we had $253.9 million drawn under our 2019 Senior Secured Credit Facility, where $14.4 million, net of deferred financing cost of $2.4 million, was presented as Current Portion of Long-Term Debt.

We have repaid $30.8 million on the facilities in the twelve months ended December 31, 2021. As of December 31, 2021, the total outstanding balance was $223.1 million. We have presented $29.5 million, net of deferred financing costs of $2.3 million, under Current Portion of Long-Term Debt that includes $14.9 million in debt associated with a Vessel Held for Sale. Earnings generated in the fourth quarter of 2021 did not result in any additional payment related to the excess cash flow mechanism.

Subsequent to December 31, 2021, we have repaid in total $48.7 million and the total outstanding balance as of April 30, 2022, is $174.5 million.

Financing of 2018-built Vessels

The three vessels were delivered to us in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 4.75% to 4.82% including a floating LIBOR element that is subject to annual adjustment. The financing agreements contain certain financial covenants requiring us to maintain on a consolidated basis a minimum value adjusted equity of $175.0 million, a minimum value adjusted equity ratio of 25%, minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $104.3 million and $112.2 million as of December 31, 2021 and 2020, respectively, where $8.1 million and $7.7 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of 2022 Newbuildings

In 2020, we announced that we had entered into financing agreements for the two Suezmax newbuildings to be delivered to us during 2022. Under the terms of the financing agreement, the lender will provide financing of up to 80.0% of the purchase price for each of the two newbuildings. The agreement includes financing of the remaining pre-delivery instalments to be paid in 2022 and the final amounts to be paid upon delivery of the vessels. Upon delivery of each of the vessels, we will commence ten-year bareboat charter agreements. We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the two vessels include a fixed interest rate plus a floating LIBOR element that is subject to quarterly adjustment. The financing agreements contain certain financial covenants requiring us to on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

As of December 31, 2021, we have not utilized any portion of the financing agreement. As of the date of this report, we have utilized $22.0 million of the financing arrangement to pay for agreed pre-delivery instalments to the yard.

Equity

On October 16, 2020, we entered into a new equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through the $60 million ATM. As of December 31, 2020, we had not raised any proceeds, under the $60 million ATM. In 2021, we have raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $60.0 million and $58.5 million, respectively, by issuing and selling 22,025,978 common shares and this ATM was fully utilized. The 2020 $60 million ATM program was terminated on October 14, 2021.

On September 29, 2021, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2021, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. Subsequent to December 31, 2021, and through to February 14, 2022, we have raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. As of the date of this report we have raised gross and net proceeds of $16.8 million and $16.3 million, respectively, by selling and issuing 7,213,676 commons shares with a remaining available balance of $43.2 million under this ATM. Based on the share price of the Company of $2.70 as of May 5, 2022, it would have resulted in 16,012,750 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

Liquidity and compliance

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars and cash and cash equivalents was $34.7 million and $57.8 million as of December 31, 2021 and December 31, 2020, respectively. Minor cash balances are held in NOK and EUR. Restricted cash was $9.9 million and $4.2 million as of December 31, 2021 and December 31, 2020, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

We monitor compliance with our financial covenants on a regular basis and as of December 31, 2021, we were in compliance with the financial covenants in our debt facilities. Our financial minimum liquidity covenant of $30.0 million is the most sensitive covenant.

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

We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. We apply an average of several broker estimates in combination with own estimates for the coming 12-months period. Freight rates in the first quarter of 2022 have improved compared to the average freight rates achieved in 2021 and we have recently secured spot voyage contracts that are significantly above the rates achieved in 2021. However, in the event that the positive development in the freight rates in 2022 do not continue and we experience a scenario with Suezmax tanker freight rates in line with 2021, we have identified a cash shortfall within the coming twelve-months period, exceeding the remaining available balance of the $60 million ATM launched on February 14, 2022. If such a scenario should unfold, the Board has approved measures to be implemented to secure additional liquidity. We have financial flexibility and the available measures encompass sale of vessels that include avoidance of capital expenditure, ATM renewals or further borrowings. As of the date of this report, we have issued and sold 7,213,676 common shares under the $60 million 2022 ATM for a gross consideration of $16.8 million with a remaining available balance of $ 43.2 million. Further, we have sold three vessels in 2022 with the gross proceeds of $46.4 million and $43.8 million of the proceeds were used to repay outstanding debt. The current loan-to-value ratio of the 2019 Senior Secured Credit Facility is well below 45% and further borrowings could be pursued, if needed.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2021, consist of our obligations as borrower under our 2019 Senior Secured Credit Facility including our $30 million Accordion Loan, our obligations related to financing of our three 2018-built vessels and the obligations to pay for the two Suezmax newbuildings ordered for delivery in 2022. The remaining instalments for the newbuildings will be financed through the financing arrangement with Ocean Yield. For further information, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

The following table sets out financing and contractual obligations outstanding as of December 31, 2021. In 2022, we have sold three vessels and upon the discretion of our lender we have repaid $43.8 million of the proceeds from these sales to the 2019 Senior Secured Credit Facility. These repayments are triggered by specific events in 2022 and have not been included in the table below.

Contractual Obligations in $’000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2019 Senior Secured Credit Facility including Accordion Loan (1)	223,122	16,805	206,317	-	-
Interest Payments (2)	33,053	16,168	16,885	-	-
Financing of 2018-built Vessels (3)	104,278	8,327	17,850	19,508	58,593
Interest Payments (4)	23,769	4,797	8,374	6,582	4,016
Operating Lease Liabilities (5)	2,084	740	1,344	-	-
Newbuildings (6)	88,000	88,000	-	-	-
Total	474,306	134,837	250,770	26,090	62,609

 Notes:

(1)
Refers to obligation to repay indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2021. The facilities contain a discretionary excess cash amortization mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.

(2)
Refers to the estimated interest payments over the term of indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2021. Estimate is based on applicable interest rate, agreed amortization and balance outstanding as of December 31, 2021.

(3)	Refers to obligation to repay indebtedness outstanding as of December 31, 2021 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2021, for the financing of the three 2018-built vessels. Estimate is based on applicable interest rate as of December 31, 2021.

(5)	Refers to the future obligation as of December 31, 2021, to pay for operating lease liabilities at nominal values.
(6)	Refers to the remaining obligations as of December 31, 2021 for our order of two Suezmax newbuildings for delivery in May and June 2022 from Samsung Shipyard in South Korea.

As of December 31, 2021, we do not have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

Cash Flows

The following table shows our net cash flows from operating, investing and financing activities for the periods ended December 31, 2021, 2020 and 2019.

All figures in USD ‘000	2021	2020	2019
Net Cash Provided by (Used in) Operating Activities	(44,458)	110,944	52,858
Net Cash Used in Investing Activities	(3,465)	(17,476)	(2,319)
Net Cash Provided by (Used in) Financing Activities	30,513	(93,075)	(38,251)
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted cash	(17,410)	393	12,288
Cash, Cash Equivalents and Restricted Cash at Beginning of Year	62,070	61,638	49,327
Cash, Cash Equivalents and Restricted Cash at End of Year	44,648	62,070	61,638

YEAR ENDED DECEMBER 31, 2021, COMPARED TO YEAR ENDED DECEMBER 31, 2020

Cash flows provided by / (used in) operating activities decreased to ($44.5) million for the year ended December 31, 2021, from $110.9 million for the year ended December 31, 2020. The change in cash flows provided by operating activities is primarily due to decreases in market rates achieved in 2021 compared to 2020.

Cash flows used in investing activities decreased to ($3.5) million for the year ended December 31, 2021, compared to ($17.5) million for the year ended December 31, 2020. The decrease of cash flows used in investing activities is primarily due to proceeds of $14.3 million from sale of a vessel in 2021 and reduced investment in vessels of $3.0 million in 2021 compared to 2020, offset by an increase in investment in vessels under construction in 2021 of $2.3 million compared to 2020.

Cash flows provided by / (used in) financing activities increased to $30.5 million for the year ended December 31, 2021, compared to cash flow used in financing activities of ($93.1) million for the year ended December 31, 2020. The increase is primarily due to an increase of $59.3 million in proceeds from issuance of common stock and reduced repayments on our borrowing facilities of $37.1 million in 2021 compared to 2020, offset by a decrease in distributed dividends from $67.2 million in 2020 compared to $9.7 million in 2021 and reduced proceeds of $29.7 million from borrowing activities in 2021 compared to 2020.

The cash, restricted cash and cash equivalents was $44.6 million (including $9.9 million in restricted cash) as of December 31, 2021.

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

The cash, restricted cash and cash equivalents was $62.1 million (including restricted cash of $4.2 million) as of December 31, 2020.

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

Vessel Impairment

The carrying values of the Company’s vessels may not represent their fair value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. If the estimated undiscounted future cash flows expected from the commercial use of the vessel and its eventual sale is less than the carrying amount of the vessel, the vessel is deemed to be impaired. Impairment charges are assessed and recognized on an individual vessel by vessel basis. Further, we also consider if there are other factors that impact the probability for disposal of a vessel at its fair value before the end of its useful life. Under this approach we identified impairment charges on vessels for the year ended December 31, 2021, December 31, 2020, December 31, 2019 of $60.3 million, $0.0 million and $0.0 million, respectively. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the vessel. Fair value is based on broker estimates that could be adjusted if there are actual entity specific comparable transactions available. The impairment charges of $60.3 million recognized in 2021 includes an impairment loss of $8.9 million related to a Vessel Held for Sale that is presented at its fair value less cost to sell as of December 31, 2021.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel.

The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating revenues are determined by considering an estimated daily time charter equivalent for the remaining operating days over the useful life of the vessel. The daily time charter equivalent rates are converted to annual forecasted revenues by multiplying the daily rate by the number of days in the year less days for expected off-hire and dry-docking. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance whether the actual outcome will be close to the estimates applied, as the tanker market is volatile in respect of both vessel values and charter rates, and we might experience changes in demand for transportation services, oil production, regulations and the size of the global tanker fleet.

We have historically and in our current base case analysis applied an estimated daily time charter equivalents based on an average of several broker estimates for the first two years. For the remaining period from year three and to the end of the useful life of each vessel, we have applied a daily time charter equivalent equalling to the trailing fifteen-year historical company-specific average spot market rate. The broker estimates applied in year one and two are considered a more precise forecast as it captures the shorter-term expected market development of our business. The broker estimates are normally not available for a period exceeding two years. For year 3 and beyond, we believe that the 15-year historical company-specific average is a reasonable proxy for our expected cash flows as this average is most likely to encompass the charter rate cycles that our vessels will experience.

When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated residual value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have applied a compounded growth factor to the operating expenses, which is calculated based on the average increase in our operating expenses over the last fifteen years. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The residual value applied is a long term estimate based on an estimated market price of scrap per ton multiplied by lightweight tonnage of the vessel, less estimated cost associated with scrapping the vessel. The scrap price applied is less than the prevailing scrap price for steel and is based on observation over a longer period of time.  All vessels are maintained for and assumed to have a useful life of 25 years.

Further, we consider if there are present factors that impact the probability of disposal of a vessel before the end of its estimated useful life. These factors could include the current price of secondhand vessels, expected capital expenditure, prevailing freight rates and oil price. The secondhand prices of Suezmax vessels have been attractive in 2021 in an historical perspective in combination with lower than expected freight rates and oil future prices not supporting storage of oil. In late 2021, we sold one vessel built in 2000 and in 2022, we have sold three vessels built in 2002. As a result of attractive pricing of our oldest vessels, a tanker market below our operating break-even and an oil price curve not stimulating demand for floating storage, we have considered that there is an increased probability of sale of our oldest vessels. For these vessels that are more sensitive to short-term freight rates, we have supplemented our historical practice of estimating undiscounted cash flows by including two additional scenarios that we probability weighted in determining undiscounted cash flows. One additional scenario reflected potential sales within the next twelve months at prevailing fair values and a second additional scenario reflecting lower than expected rates for the remaining useful life. We have applied judgment in weighting the different scenarios and performed a sensitivity analysis and as a result of this we have recorded an impairment charge related to five of our 2002 and 2003 built vessels. In 2022, we have sold three 2002-built vessels.

In the table below we have indicated the following: (1) charter rates applied in our base case vessel impairment assessment; (2) the break-even rate, if applied from year 1 to the end of the useful life for each vessel, indicates the rate at which undiscounted cash flow do not exceed the book value for the first vessel in our fleet and (3) achieved rates, which represents the five and ten-year average charter rates achieved by the Company. The break-even rate (2) presented is calculated subsequent to the impairment charges discussed above were recorded.

	Rates used (1)			Break even rate (2)	Achieved Rates (3)
($ per day)	First year	Second year	Thereafter	2021	2017 -2021	2012-2021
NAT fleet	19,217	27,503	23,548	22,023	18,259	20,160

If the five or ten-year average historical rates described under “Achieved Rates” had been used in the base case cash flow forecast instead of the rates used from year three and onwards, carrying value would exceed the total undiscounted cash flows for five and two of our vessels, respectively. These figures are calculated after the impairment charges discussed above were recorded.

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past five years, the market values of vessels have experienced particular volatility for many vessel classes. During 2021, our fleet of Suezmax vessels experienced a positive valuation curve with values at the end of 2021 above the valuations received at the end of 2020 driven by the increase in steel prices and newbuilding prices. According to Clarksons Research 166 Suezmax tankers were sold and bought in total between 2017 and 2021, however such transactions may not be vessels as well maintained as the vessels in our fleet. As further described below, we believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to solely assess the value of each individual vessel.

Factors and conditions which could impact our estimates of future cash flows of our vessels include:

•	Declines in prevailing market charter rates;

•	Delays in anticipated market upturn;

•	Changes in behaviours and attitudes of our charterers towards actual and preferred technical, operational and environmental standards;

•	Changes in regulations over the requirements for the technical and environmental capabilities of our vessels; and

•	Increased inflation as a result of factors outside our control.

•	Changes in steel prices

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

Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. The market value of a vessel as determined by shipbrokers could be an arbitrary assessment giving an estimate of a value for a transaction that has not taken place. In Management’s view the valuation of the Company on the NYSE should not be based solely upon net asset value (NAV), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a large and homogenous fleet allowing us to offer our transportation services to our clients across the globe, well-functioning processes and established customer relationships with oil majors and other reputable customers.

Vessel	Built	Deadweight Tons	Carrying Value $ (millions) Dec 31, 2021	Carrying Value $ (millions) Dec 31, 2020
Nordic Moon	2002	160,305	15.3	30.6
Nordic Grace (1)	2002	149,921	15.3	25.0
Nordic Mistral (1)	2002	164,236	15.3	26.2
Nordic Passat (1)	2002	164,274	15.0	26.6
Nordic Apollo	2003	159,998	16.5	32.7
Nordic Cosmos	2003	159,999	16.5	32.9
Nordic Pollux*	2003	150,103	18.0	20.5
Nordic Luna*	2004	150,037	20.9	24.2
Nordic Castor*	2004	150,249	19.8	21.8
Nordic Freedom*	2005	159,331	31.8	35.9
Nordic Sprinter*	2005	159,089	23.3	26.0
Nordic Skier*	2005	159,089	24.7	27.1
Nordic Light*	2010	158,475	44.6	47.6
Nordic Cross*	2010	158,475	45.0	48.1
Nordic Vega*	2010	163,940	56.1	59.9
Nordic Breeze*	2011	158,597	45.5	44.6
Nordic Zenith*	2011	158,645	46.1	45.0
Nordic Star*	2016	157,738	54.5	55.3
Nordic Space*	2017	157,582	54.0	56.7
Nordic Tellus	2018	157,407	51.4	53.7
Nordic Aquarius	2018	157,338	50.1	52.3
Nordic Cygnus	2018	157,526	50.7	52.8

(1)  Sold in 2022

* The carrying value of our vessels held and used as of December 31, 2021 is $715.3 million. We have obtained broker estimates from two independent shipbrokers indicating a fair market value of our vessels held and used on a charter free basis to be $630.6 million, based on an average of the two estimates including the inherent uncertainty in such estimates. Each vessel marked with an asterisk has a fair market value that is lower than the carrying value. The total carrying value based on the above is consequently exceeding the fair value of the vessels by approximately $84.7 million as of December 31, 2021. We have two newbuildings that will be delivered in May and June 2022 that are not included in the table above. Indicative fair market value is significantly exceeding the agreed purchase price from the shipyard for both these vessels.

Vessels and Periodic Maintenance (drydocking)

The useful life of our vessels are principally dependent on the technical condition of our vessels. Vessels are stated at their historical cost and the estimated economic useful life of a vessel is 25 years from the date of delivery from the shipyard. Certain subsequent expenditures for vessel upgrades are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel and depreciated over the remaining useful life of the vessel.

Depreciation is calculated based on cost less estimated residual value using the straight-line method. The residual value is estimated by management and reviewed periodically, where the market price of scrap per ton is considered. Scrap prices have increased substantially in 2021 and we are monitoring the development from period to period. For the financial year ended December 31, 2021, we have maintained the scrap value of $8.0 million in our estimates as the estimate is considered as a long-term estimate and we will observe a longer period of increased scrap values before adjusting our estimates.

Our vessels are required to be drydocked approximately every 30 to 60 months. Vessels exceeding 15 years are subject to periodical maintenance surveys every 30 months, whereas vessels under 15 years of age are subject to survey intervals every 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. Drydocking costs include a variety of costs incurred while vessels are placed within drydock, including direct expenses incurred related to the preparation for docking and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board.  We include in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. Expenditures for normal repairs and maintenance performed during drydocking are expensed as incurred. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

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

The Company

Name	Age	Position
Herbjørn Hansson	74	Founder, Chairman, Chief Executive Officer, President and Director
Jim Kelly	68	Vice Chairman, Non-Executive Director and Audit Committee Chairman
Jenny Chu	68	Non-Executive Director
Alexander Hansson	40	Director
Bjørn Giaever	54	Chief Financial Officer

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

Jenny Chu Jenny Chu was appointed to the Board of Nordic American Tankers on April 4, 2022. Ms. Chu is a US citizen, born in South-Korea, with more than 25 years of experience in the financial services industry working with wealth planning for ultra-high net worth individuals in Morgan Stanley, UBS, JP Morgan and Merrill Lynch Wealth Management. She was Managing Director at JP Morgan Securities and Senior Vice President for Merrill Lynch both in Century City, California, US. She is currently Head of Global Business Development in The Boars’ Club, a by-invitation private international investment club for principals of single family offices. She is a director at the Korean American Chamber of Commerce, member of the Korea Trade Investment Promotion Agency (KOTRA) and several other director- and memberships. Ms. Chu knows and has been a close contact for NAT for many years and she brings valuable knowledge, experience and network to NAT, both in the US and in Asia.

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

Retiring Director

Douglas H. Penick was a director of the Company since July 2021 until his resignation from the Company’s board of directors effective March 28, 2022.

B.	Compensation

During the year ended December 31, 2021, we have paid aggregate cash compensation of $4.3 million to our directors and executive officers (six persons). The amount includes the cash compensation paid for managing our operations in Monaco.

2011 Equity Incentive Plan

In 2011 and 2015, the Board of Directors approved an incentive plan under which 400,000 and 137,665, respectively, common shares were reserved for issuance and were allocated among persons employed in the management of the Company and the members of the Board of Directors. The holders of the restricted shares were entitled to voting rights as well as dividends paid during the vesting period. All 537,665 common shares allocated have been fully vested and this part of the plan is as such completed and closed.

In October 2019, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 1,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. On October 28, 2019, the Company granted 755,000 and 234,000 stock options with vesting over a period of two and three years, respectively, and an exercise price of $4.70 per share. In October 2021, the vesting period for the 755,000 stock options that originally vested in October 2021 was prolonged with one year.

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

The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2021.  Our Board of Directors has established an Audit Committee, consisting of a single independent director, Mr. Kelly.  Mr. Kelly serves as the audit committee financial expert. The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, please see “Item 16G. Corporate Governance.”

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D.	Employees

All our shore based employees have employment contracts and as of December 31, 2021, the Company had a total of about 19 full time employees. We have fixed contracts with three ship managers, which operate under our direct instructions. All seafarers onboard our vessels have employment contracts via the technical management companies.

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

Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Hansson family (2)	5,740,659	2.85%
	Jim Kelly		*
	Jenny Chu		*
	Bjørn Giæver		*

* Less than 1% of our common outstanding shares.

(1) Based on 201,672,862 common shares outstanding as of the date of this annual report.

(2) The holdings between our founder, chairman & CEO, Herbjørn Hansson, and Alexander Hansson, are reported herein. Alexander Hansson is holding 1,635,000 of these shares personally.

As of May 5, 2022, we had 465 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 201,672,862 Common Shares outstanding as of the date of this annual report.

B.	Related Party Transactions

Board Members and Employees:

We have an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. We have in 2021 paid a fixed annual fee of $0.2 million, operating cost of $0.5 million and fees associated with actual use. In 2021, 2020 and 2019, we recognized $0.3 million, $0.1 million and $0.3 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2021, 2020 and 2019 related to use of the asset.

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

Total cash dividends distributed in 2021 totalled $9.7 million. The quarterly cash dividend payments per share over the last 5 years have been as follows:

Period	2021	2020	2019	2018	2017
1st Quarter	$0.02	$0.07	$0.04	$0.03	$0.20
2nd Quarter	$0.02	$0.14	$0.03	$0.01	$0.20
3rd Quarter	$0.01	$0.20	$0.01	$0.02	$0.10
4th Quarter	$0.01	$0.04	$0.02	$0.01	$0.03
Total	$0.06	$0.45	$0.10	$0.07	$0.53

The Company declared a dividend of $0.01 per share in respect of the fourth quarter of 2021, which was paid to shareholders on March 30, 2022.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol “NAT.”

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

For a description of our 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, which the Company entered into on February 12, 2019, please see “Item 5. Operating and Financial Review and Prospectus B. Liquidity and Capital Resources - Our Borrowing Activities”.

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

We believe that we satisfied the Publicly-Traded Test for our 2021 taxable year since, on more than half the days of the taxable year, we believe the Company’s common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2021 taxable year.  Accordingly, we expect that our common shares will be considered to be “primarily and regularly traded on an established securities market” and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2021 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

If we pay an “extraordinary dividend” on our common shares (generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in the common shares or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) that is treated as “qualified dividend income,” then any loss derived by a United States Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings under our 2019 Senior Secured Credit Facility, $30.0 million Accordion Loan and Financing of 2018-built Vessel. The financing of our 2022-built vessels to be delivered in May and June 2022 is not included in the below as the financing arrangements had not been utilized as of December 31, 2021.

Amounts borrowed under these borrowing agreements bear interest at a rate equal to LIBOR plus a margin.  Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $3.5 million in our interest expense for the year ended December 31, 2021.

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

We estimate that during 2021, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $7.8 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2021. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the U.S Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management has concluded that our disclosure controls and procedures were not effective as a result of the material weakness that existed as of December 31, 2021, as described below.

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

Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2021, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that our internal control over financial reporting was not effective as of December 31, 2021, because the following material weakness existed as of December 31, 2021:

The Company did not design and maintain effective internal controls and procedures to timely assess, evaluate, and appropriately respond to circumstances involving a manual journal entry recorded as part of the consolidation process to reverse an impairment loss entry on vessels held and used, including timely and relevant communication to the Audit Committee.

The impairment loss of $51.4 million related to vessels held and used has now been recorded and included before issuing the consolidated financial statements for the year ended December 31, 2021.

Notwithstanding the identified material weakness and management’s assessment that internal control over financial reporting was not effective as of December 31, 2021, management believes that the consolidated financial statements contained in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with US GAAP.

C.	Attestation report of the registered public accounting firm.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein. Their report on internal control over financial reporting expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2021.

D.	Changes in internal control over financial reporting.

There have been no changes in internal controls over financial reporting that occurred during the year covered by this Annual Report, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Remediation plan.

In response to the material weakness described above, management, under the oversight of the audit committee, is evaluating the material weakness and developing measures and controls that are designed to remediate the control deficiencies.  The remediation plan will include the following actions:

•
implement new measures to ensure unimpeded communications and reporting lines and responsibilities between all parties involved with financial reporting and internal control including the Audit Committee; and

•
re-emphasize roles and responsibilities and the requirement for employees to report concerns about any financial reporting or internal control matters that are deemed to be of concern and that all such matters must be reported to the Audit Committee who will have the full authority and resources to investigate matters; and

•	re-establish roles and responsibilities over controls for manual journal entries recorded in consolidation; and

•	the Audit Committee will work with the full Board of Directors to evaluate enhancements to board level communications on financial reporting, internal controls and compliance.

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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Our Board of Directors has established preapproval and procedures for the engagement of the Company’s independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, Oslo, Norway, Auditor Firm ID: 1363, for the fiscal years ended December 31, 2021 and 2020, respectively, for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2021 and 2020.

FISCAL YEAR ENDED DECEMBER 31, 2021	$886,650
FISCAL YEAR ENDED DECEMBER 31, 2020	$828,566

B.	Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2021	$0
FISCAL YEAR ENDED DECEMBER 31, 2020	$0

C.	Tax Fees

Not applicable.

D.	All Other Fees

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-24 filed as part of this annual report.

ITEM 19.	EXHIBITS

1.1	Memorandum of Association of the Company incorporated by reference to Exhibit 1.1 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

1.2	By-Laws of the Company incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on January 18, 2012.

2.1	Form of Share Certificate incorporated by reference to Exhibit 2.1 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

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

4.13
Equity Distribution Agreement dated October 16, 2020, by and between Nordic American Tankers Limited and B. Riley Securities, Inc. incorporated by reference to Exhibit 4.13 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on April 29, 2021.

4.14	Equity Distribution Agreement dated September 29, 2021, by and between Nordic American Tankers Limited and B. Riley Securities, Inc.

4.15	Equity Distribution Agreement dated February 14, 2022, by and between Nordic American Tankers Limited and B. Riley Securities, Inc.

8.1	Subsidiaries of Nordic American Tankers Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.

15.2	Consent of Fearnleys

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	May 11 , 2022
Name: Herbjørn Hansson
Title: Founder, Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Nordic American Tankers Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated May 11, 2022 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness was identified related to controls and procedures to timely assess, evaluate, and appropriately respond to circumstances involving a manual journal entry recorded as part of the consolidation process to reverse an impairment loss entry on vessels held and used, including timely and relevant communication to the Audit Committee. It has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Oslo,Norway
May 11, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated May 11, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Recoverability of the carrying value of vessels held and used

As discussed in Note 4 to the consolidated financial statements, the Company recognized an impairment loss of $51.4 million on vessels held and used in 2021 and the carrying value of vessels held and used as of December 31, 2021 was $715.3 million.  As discussed in Note 2 to the consolidated financial statements, at each reporting date, the Group evaluates the recoverability of the carrying values of vessels, once identifying events or changes in circumstances indicate the carrying value of vessels may not be recoverable. To perform this evaluation, the Company estimates undiscounted cash flows to result from the use and eventual disposition of each vessel.

We identified the assessment of recoverability of the carrying value of vessels held and used as a critical audit matter. The undiscounted cash flow model used to calculate the recoverability of vessels was challenging to test due to the subjectivity of certain assumptions, including charter rates, and the probability of sale for vessels built in 2002 and 2003. Changes in these assumptions could have a significant effect on the Company’s assessment of the recoverability of the carrying value of such vessels.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the recoverability of the carrying value of vessels held and used, including the determination of charter rates and the probability of sale. We performed a sensitivity analysis over the Company’s assumptions used to determine the recoverability of the carrying value of vessels held and used to assess the impact of changes in those assumptions on the Company’s determination of the recoverable amount. We evaluated the Company’s charter rates for 2022 and 2023 by comparing the Company’s historical expected charter rates to actual charter rates and comparing current expectations of charter rates to forecasts from brokers and publicly available information about the industry. To evaluate the Company’s projected charter rates from 2023 to the end of the useful life of the vessel, we compared the Company’s charter rates to both Company specific historical results and to historical charter rates from brokers and publicly available information about the industry. We evaluated the probability of sales for 2002 and 2003 built vessels by comparing to completed sales transactions in 2022, inspecting the Company’s approved cash flow forecasts, external communications, and minutes of meetings of the board of directors.

/s/ KPMG AS

We have served as the Company’s auditor since 2015.

Oslo, Norway
May 11, 2022

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR YEAR ENDED DECEMBER 31, 2021, 2020 and 2019
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2021	2020	2019
Voyage Revenues	191,075	354,619	317,220
Other Income	4,684	-	-
Voyage Expenses	(128,263)	(121,089)	(141,770)
Vessel Operating Expenses	(67,676)	(66,883)	(66,033)
Depreciation Expense	(68,352)	(67,834)	(63,965)
Impairment Loss on Vessels	(60,311)	-	-
General and Administrative Expenses	(15,620)	(17,586)	(13,481)
Net Operating Income (Loss)	(144,463)	81,227	31,971
Interest Income	3	96	298
Interest Expense	(26,380)	(31,481)	(38,390)
Other Financial Income (Expense)	(429)	255	(4,160)
Total Other Expenses	(26,806)	(31,130)	(42,252)
Net Income (Loss) Before Income Taxes	(171,269)	50,097	(10,281)
Income Tax Expense	(59)	(64)	(71)
Net Income (Loss)	(171,328)	50,033	(10,352)

Basic and Diluted Income (Loss) per Share	(1.05)	0.34	(0.07)
Basic and Diluted Average Number of Common Shares Outstanding	162,549,611	149,292,586	142,571,361

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR YEAR ENDED DECEMBER 31, 2021, 2020 AND 2019
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2021	2020	2019
Net Income (Loss)	(171,328)	50,033	(10,352)
Other Comprehensive Income (Loss)
Translation Differences	(102)	157	(498)
Unrealized Gain (Loss) on Defined benefit plan	(163)	(76)	420
Other Comprehensive Income (Loss)	(265)	81	(78)
Total Comprehensive Income (Loss)	(171,593)	50,114	(10,430)

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 and 2020
All figures in USD ‘000, except share and per share amount

	As of December 31,
Assets	2021	2020
Current Assets
Cash and Cash Equivalents	34,739	57,847
Restricted Cash	9,909	4,223
Accounts Receivable, Net	9,374	6,349
Prepaid Expenses	4,847	5,477
Inventory	20,873	19,408
Voyages in Progress	10,488	4,644
Other Current Assets	1,918	1,574
Vessels Held for Sale	14,960	-
Total Current Assets	107,108	99,522
Non-Current Assets
Vessels	715,263	861,342
Vessels under Construction	24,270	11,000
Right of Use Assets	1,857	1,219
Other Non-Current Assets	2,654	1,264
Total Non-Current Assets	744,044	874,825
Total Assets	851,152	974,347

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	6,552	4,099
Accrued Voyage Expenses	14,985	5,254
Other Current Liabilities	8,561	8,232
Current Portion of Long-Term Debt	37,547	22,094
Total Current Liabilities	67,645	39,679
Non-Current Liabilities
Long-Term Debt	283,411	334,615
Operating Lease Liabilities	1,149	730
Other Non-Current Liabilities	724	197
Total Non-Current Liabilities	285,284	335,542

Commitments and Contingencies

Shareholders’ Equity
Common Stock, par value $0.01 per share 360,000,000 authorized, 183,694,196 and 151,446,112 issued and outstanding at December 31, 2021 and December 31, 2020, respectively.	1,836	1,514
Additional Paid-In Capital	139,480	59,412
Contributed Surplus	529,816	539,516
Accumulated Other Comprehensive Loss	(1,581)	(1,316)
Retained Earnings (Accumulated Deficit)	(171,328)	-
Total Shareholders’ Equity	498,223	599,126
Total Liabilities and Shareholders’ Equity	851,152	974,347

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR YEAR ENDED DECEMBER 31, 2021, 2020 and 2019
All figures in USD ‘000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 1, 2019	141,969,666	22,000	1,420	123,852	786,881	(1,319)	(308,803)	602,031
Net Loss	-	-	-	-	-	-	(10,352)	(10,352)
Coverage of Accumulated Deficit as of December 31, 2018	-	-	-	-	(308,803)	-	308,803	-
Reduction of Share Premium	-	-	-	(103,379)	103,379	-	-	-
Common Shares Issued, net of $0.7 million issuance cost	5,260,968	-	52	17,870	-	-	-	17,922
Other Comprehensive Loss	-	-	-	-	-	(78)	-	(78)
Share Based Compensation	-	-	-	156	-	-	-	(156)
Forfeited shares – 2011 Equity Incentive Plan	-	20,000	-	-	-	-	-	-
Dividends Distributed	-	-	-	-	(14,255)	-	-	(14,255)
Balance at December 31, 2019	147,230,634	42,000	1,472	38,499	567,202	(1,396)	(10,352)	595,424
Net Income	-	-	-	-	-	-	50,033	50,033
Common Shares Issued, net of $0.7 million issuance cost	4,215,478	-	42	20,628	-	-	-	20,670
Other Comprehensive Loss	-	-	-	-	-	81	-	81
Share Based Compensation	-	-	-	285	-	-	-	285
Dividends Distributed	-	-	-	-	(27,686)	-	(39,566)	(67,242)
Balance at December 31, 2020	151,446,112	42,000	1,514	59,412	539,516	(1,316)	-	599,126
Net Loss	-	-	-	-	-	-	(171,328)	(171,328)
Common Shares Issued, net of $2.3 million issuance cost	32,248,084	-	322	79,729	-	-	-	80,051
Other Comprehensive Loss	-	-	-	-	-	(265)	-	(265)
Share Based Compensation	-	(42,000)	-	339	-	-	-	339
Dividends Distributed	-	-	-	-	(9,700)	-	-	(9,700)
Balance at December 31, 2021	183,694,196	-	1,836	139,480	529,816	(1,581)	(171,328)	498,223

The accompanying notes are an integral part of these consolidated financial statements.

Nordic American Tankers Limited
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019
All figures in USD ‘000

	Year Ended December 31,
Cash Flows from Operating Activities	2021	2020	2019
Net Income (Loss)	(171,328)	50,033	(10,352)
Reconciliation of Net Loss to Net Cash Provided by Operating Activities
Depreciation Expense	68,352	67,834	63,965
Impairment Loss on Vessels	60,311	-	-
Change in Fair Value of Investment Securities	-	224	3,160
Drydock Expenditure	(7,318)	(21,045)	(4,158)
Amortization of Deferred Finance Costs	2,989	4,354	4,291
Deferred Compensation Liabilities	-	-	(10,970)
Share-based Compensation	339	285	156
Other, net	502	(810)	(66)

Changes in Operating Assets and Liabilities
Accounts Receivables	(3,025)	18,109	(1,989)
Inventory	(1,465)	3,068	(2,184)
Prepaid Expenses and Other Current Assets	286	(330)	(1,068)
Accounts Payable and Accrued Liabilities	11,743	(19,258)	10,122
Voyages in Progress	(5,844)	8,480	1,951
Net Cash Provided by / (Used In) Operating Activities	(44,458)	110,944	52,858

Cash Flows from Investing Activities
Investment in Vessels	(3,868)	(6,845)	(2,531)
Investment in Other Fixed Assets	(589)	(233)	-
Investment in Vessels under Construction	(13,270)	(11,000)	-
Sale of Vessels	14,262	-	-
Proceeds from Sale of Investment Securities	-	602	212
Net Cash (Used In) / Provided by Investing Activities	(3,465)	(17,476)	(2,319)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	80,051	20,713	17,922
Proceeds from Borrowing Activities	-	29,300	300,000
Repayments on prior $500 million Credit Facility	-	-	(313,400)
Repayment of Vessel financing 2018-built Vessels	(7,958)	(7,630)	(7,273)
Repayments on Borrowing Facility	(30,780)	(67,896)	(14,324)
Transaction Costs Borrowing Facilities	(1,100)	(320)	(6,921)
Dividends Distributed	(9,700)	(67,242)	(14,255)
Net Cash Provided by / (Used In) Financing Activities	30,513	(93,075)	(38,251)
Net Increase / (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(17,410)	393	12,288
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	62,070	61,638	49,327
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(12)	39	23
Cash, Cash Equivalents, and Restricted Cash at End of Year	44,648	62,070	61,638
Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	34,739	57,847	48,847
Restricted Cash	9,909	4,223	12,791
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	44,648	62,070	61,638
Cash Paid for Taxes	64	71	79
Cash Paid for Interest, Net of Amounts Capitalized	23,392	27,128	35,616

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

The Company is an international tanker company that has a fleet of 24 Suezmax tankers (including 2 newbuildings) as of December 31, 2021. The Company ordered two newbuildings in 2020 for delivery in May and June 2022 from Samsung shipyard in South Korea and has disposed of one vessel in 2021. The active fleet of 22 vessels that the Company operated per December 31, 2021, are considered homogeneous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo. The vessels are predominantly employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2022 or later. The two newbuildings that will be delivered in May and June 2022 will both be chartered out on six-year timecharter agreements commencing upon delivery from the shipyard.

The Company’s Fleet

The Company’s fleet as of December 31, 2021, consists of 24 Suezmax crude oil tankers (including 2 newbuildings) of which the vast majority have been built in Korea.

Vessel	Built in	Deadweight Tons	Delivered to NAT in
Nordic Freedom	2005	159,331	2005
Nordic Moon	2002	160,305	2006
Nordic Apollo	2003	159,998	2006
Nordic Cosmos	2003	159,999	2006
Nordic Grace (1)	2002	149,921	2009
Nordic Mistral (1)	2002	164,236	2009
Nordic Passat (1)	2002	164,274	2010
Nordic Vega	2010	163,940	2010
Nordic Breeze	2011	158,597	2011
Nordic Zenith	2011	158,645	2011
Nordic Sprinter	2005	159,089	2014
Nordic Skier	2005	159,089	2014
Nordic Light	2010	158,475	2015
Nordic Cross	2010	158,475	2015
Nordic Luna	2004	150,037	2016
Nordic Castor	2004	150,249	2016
Nordic Pollux	2003	150,103	2016
Nordic Star	2016	157,738	2016
Nordic Space	2017	157,582	2017
Nordic Tellus	2018	157,407	2018
Nordic Aquarius	2018	157,338	2018
Nordic Cygnus	2018	157,526	2018
Newbuilding (2)	2022	156,800	-
Newbuilding (2)	2022	156,800	-

(1)	Vessel sold in 2022
(2)	Vessel under construction per December 31, 2021, with expected delivery in 2022

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: These consolidated financial statements (“financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications: The Company made certain reclassifications to the prior years' financial statements to conform them to the presentation as of and for the year ended December 31, 2021. These reclassifications had no effect on consolidated financial position, net earnings, shareholders' equity, or net cash flows for any of the periods presented.

Principles of Consolidation: Entities in which NAT has controlling financial interest are consolidated. Subsidiaries are consolidated from the date on which control is obtained. The subsidiaries’ accounting policies are in conformity with U.S. GAAP. All intercompany balances and transactions have been eliminated in consolidation.

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

Foreign Currency Translation: The functional currency of NAT is the United States (“U.S.”) dollar as substantially all revenues are nominated in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The Company’s subsidiaries NAT Chartering AS, and the European branch of Scandic American Shipping Ltd, have Norwegian kroner as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders’ equity as part of accumulated other comprehensive income (loss).

Revenue and Expense Recognition: Revenues and expenses are recognized on an accrual basis. Revenues are generated from spot and time charters.

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

Vessels: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are capitalized and included in vessels’ cost based on the weighted-average method. Certain subsequent expenditures for conversions and major improvements are capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value, and is expensed over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Estimated useful life of ballast tank improvements is eight years. Ordinary repairs and maintenance are expensed as incurred. Vessels are classified separately as held for sale as part of current assets in the balance sheet when their carrying amount is expected to be recovered through a sale rather than continued use. For this to be the case, certain criteria should be met including, but not limited to, that the vessel must be available for immediate sale in its present condition, an active program to locate a buyer must be initiated, its sale must be highly probable and the sale should be expected to be completed within one year. Vessels classified as held for sale are stated at their fair value less cost to sell. Fair value is based on broker estimates that could be adjusted if there are actual entity-specific comparable transactions available.

Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on a vessel by vessel basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value. Fair value is based on broker estimates that could be adjusted if there are actual entity specific comparable transactions available. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). For its base case, the Company estimates the daily time charter equivalent for the remaining operating days, utilizing available market data for spot market rates for the initial two-year period and the most recent fifteen-year historical company-specific average rates for the remaining estimated life of the vessel. Useful economic life is assumed to be 25 years from the delivery of the vessel from the shipyard. The Company may apply a probability-weighted approach when estimating undiscounted cash flows if multiple outcomes are reasonably possible, such as vessel sales or to account for estimation uncertainty. The long-term residual value used in the impairment test is estimated to be $8.0 million per vessel. Fair value based on broker estimates, that could be adjusted if there are actual entity-specific comparable transactions available, is applied for near-term sales scenarios. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording an impairment charge.

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

Two of the Company’s wholly-owned subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 22% for the years ended December 31, 2021, 2020 and 2019, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2021, 2020 and 2019 was $59,000, $64,000 and $71,000, respectively. Deferred tax assets related to these entities are inconsequential. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

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

For the year ended December 31, 2021, one customer accounted for 12.5% of the voyage revenues. For the year ended December 31, 2020, one customer accounted for 11.4% of the voyage revenues. For the year ended December 31, 2019, one customer accounted for 13.7% of the voyage revenues.

Accounts receivable, Net, as of December 31, 2021, and December 31, 2020, were $9.4 and $6.3 million, respectively. As of December 31, 2021, three charterers accounted for 48% of the outstanding accounts receivable, each representing 22.3%, 13.3% and 12.4% of the balance, respectively. As of December 31, 2020, two charterers accounted for 39% of the outstanding accounts receivable, with 22% and 17% each, respectively. Accounts Receivable, Net, as of December 31, 2021, and December 31, 2020 are net of a provision for credit losses of $75,000 and $25,000, respectively.

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

3.	REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split:

All figures in USD ‘000	2021	2020	2019
Spot Charter Revenues	170,242	274,217	283,007
Time Charter Revenues	20,833	80,402	34,213
Total Voyage Revenues	191,075	354,619	317,220

The future minimum revenues as at December 31, 2021 related to time charter revenues are as follows:

All figures in USD ‘000	Amount
2022	12,495
2023	-
2024	-
Total Future Minimum Revenues	12,495

The table does not include future revenues related to concluded time charter contracts for the two newbuildings to be delivered in 2022.

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations. As of December 31, 2021 and December 31, 2020, the Company has capitalized fulfilment cost of $1.1 million and $0.4 million, respectively.

The Company has recorded a net distribution received of $4.7 million from an insurance association as Other Income in 2021.

4.	VESSELS

Vessels consists of the carrying value of 21 and 23 vessels for the year ended December 31, 2021 and December 31, 2020, respectively. Vessels includes capitalized drydocking costs. One vessel is presented as Held for Sale as of December 31, 2021, and is presented as a disposal in the table below.

All figures in USD ‘000	2021	2020
Vessels Cost as of January 1	1,316,463	1,309,618
Additions Vessels	3,868	6,845
Disposals Vessels	(76,183)	-
Drydocking Cost as of January 1	82,227	59,949
Additions Drydocking	7,881	22,278
Disposals Drydocking	(10,061)	-
Total Cost Vessels and Drydocking	1,324,195	1,398,690
Less Accumulated Depreciation	(557,527)	(537,348)
Less Accumulated Impairment Loss on Vessels	(51,405)	-
Net Book Value Vessels as of December 31	715,263	861,342
Vessel Held for Sale	14,960	-

The Company has in 2021 and 2020 paid $13.3 million and $11.0 million, respectively, related to the shipbuilding contracts for the two newbuildings to be delivered in 2022 from Samsung shipyard in South Korea. The payments are presented in the consolidated balance sheets as Vessels under Construction. The remaining commitments as of December 31, 2021, that are due in 2022 under these contracts are $88.0 million in total. We refer to footnote 8 for further information related to the financing of the newbuildings.

The Company has sold one vessel in 2021 for a net consideration of $14.3 million equalling its then carrying value.

Impairment Loss on Vessels

The Company has recorded an impairment loss on vessels of $60.3 million for the year ended December 31, 2021. The Company did not record any impairment losses for the years ended December 31, 2020 and December 31, 2019.

The impairment loss of $60.3 million consists of $8.9 million from classification of a vessel as Held for Sale and $51.4 million is related to impairment charges from the Company’s periodic impairment assessment. The Company announced the intention to sell at least two vessels in July 2021. One vessel was disposed of in November 2021 and the other vessel, classified as Held for Sale as of December 31, 2021, was sold and delivered in April 2022. The impairment charge of $8.9 million is related to the vessel classified as Held for Sale as of December 31, 2021.

The Company reviewed its vessels for impairment on an asset by asset basis as a result of depressed freight rates and included a probability-weighted approach as a result of identifying factors that indicated an increased probability of disposal of certain older vessels built in 2002 and 2003 before the end of their estimated useful life. Different scenarios were assessed and weighted for these vessels and, in addition to the Company’s historical base case approach, management included the probability of selling the vessels and a low case scenario estimating lower than expected freight rates during the remaining lifetime of these vessels in case being not disposed of. Judgment has been applied when weighting the different scenarios. In determining whether the assets are recoverable, the Company compared the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value. As of December 31, 2021, it was determined that the sum of the undiscounted cash flows for five vessels built in 2002 and 2003 did not exceed its carrying value and an impairment loss of $51.4 million was recorded.

In developing estimates of future undiscounted cash flows in our base case, we made assumptions and estimates based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated charter rates. Charter rates are volatile and the analysis is based on market rates obtained from third parties, in combination with historical achieved rates by the Company.

Subsequent to December 31, 2021, the Company has disposed of three vessels built in 2002, including the one vessel classified as Held for Sale as of December 31, 2021.

5.	RELATED PARTY TRANSACTIONS

The Company has an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. The Company has in 2021 paid a fixed annual fee of $0.2 million, operating cost of $0.5 million and fees associated with actual use. In 2021, 2020 and 2019, the Company recognized an expense of $0.3 million, $0.1 million and $0.3 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2021 or December 31, 2020.

6.	OTHER NON-CURRENT ASSETS

All figures in USD ‘000	2021	2020
Fixture, Furniture and Equipment	756	242
Prepaid Financing Cost	1,100	-
Other	798	1,022
Total as of December 31,	2,654	1,264

7.	SHARE-BASED COMPENSATION PLAN

In 2011, the Board of Directors decided to establish an incentive plan and the Company has amended its 2011 Equity Incentive Plan (the “Plan”) in 2015 and 2019. As of December 31, 2021, the Plan includes awards of 537,665 common shares and 1,000,000 stock options.

Common Shares Award

The 537,665 common shares are pursuant to a vesting schedule and the shares are forfeited if the grantee leaves the Company before the shares are vested. The holders of the shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period.

All shares under this program have been granted and allocated to Board of Directors, management and employees of the Company in prior periods. As of December 31, 2020, there were a remaining 4,500 unvested common shares that vested in January 2021. As of December 31, 2021, there was no unvested shares remaining.

The Company held 42,000 common shares from forfeitures as treasury shares as of December 31, 2020. These shares have been granted to employees in 2021 and the Company held no treasury shares as of December 31, 2021.

The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to common shares under the plan was $0.1 million, $0.1 million, and $0.1 million for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively.

Stock Option Award

The Board of Directors approved an additional 1,000,000 stock options for issuance in 2019.

In 2019, the Company granted 755,000 and 234,000 options with vesting over a period of two and three years, respectively, with an exercise price of $4.70 per share. The stock options were allocated amongst management and employees of the Company. No further stock options have been granted in 2020 or 2021. In October 2021, the vesting period for 755,000 stock options were prolonged with 12 months and all outstanding options do expire in October 2022. The amendment of the vesting period resulted in an additional compensation cost of $0.1 million to be expensed over the remaining vesting period.

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

The compensation expense related to the stock option awards was $0.2 million, $0.3 million and $0.1 million for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, respectively, and the remaining unrecognized cost as of December 31, 2021, related to non-vested stock options was $0.1 million with a remaining average remaining vesting period of 0.8 years. No forfeitures have occurred and no stock options were exercisable as of December 31, 2021.

8.	LONG-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

The Company has two lenders financing its active fleet of Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by the nineteen vessels built from year 2002 to year 2016, and (2) the Financing of 2018-built vessels that is related to the three vessels built in 2018.

2019 Senior Secured Credit Facility and $30 million Accordion Loan:

On February 12, 2019 the Company entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over the vessels (excluding the three vessels delivered in 2018, see description below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. Net proceeds obtained from sale of a vessel used as security are at the lender’s discretion subject to repayment of the outstanding loan balance. The Company has incurred $13.0 million (including a non-cash portion of $6.1 million) in financing costs, which is amortized over the term of the loan and the outstanding loan balance was presented net of the costs. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

As of December 31, 2020, the Company had $253.9 million drawn under its 2019 Senior Secured Credit Facility, where $14.4 million, net of deferred financing cost of $2.4 million, was presented as Current Portion of Long-Term Debt.

On December 16, 2020, the Company entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, the same financial covenants, repayment clauses and the same excess cash flow mechanism as the 2019 Senior Secured Credit Facility.

The Company has repaid $30.8 million of the facility in the twelve months ended December 31, 2021. As of December 31, 2021, the total outstanding balance was $223.1 million. The Company has presented $29.5 million, net of deferred financing cost of $2.3 million, under Current Portion of Long-Term Debt that includes $14.9 million in debt associated with Vessel Held for Sale. Earnings generated in the fourth quarter of 2021 did not result in any additional payment related to the excess cash flow mechanism.

Subsequent to December 31, 2021, the Company has repaid in total $48.7 million and the total outstanding balances as of April 30, 2022, is $174.5 million.

The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it carries a variable interest rate.

Financing of 2018-built Vessels

The three vessels were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 4.75% to 4.82% including a floating LIBOR element that is subject to annual adjustment. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $104.3 million and $112.2 million as of December 31, 2021 and 2020, respectively, where $8.1 million and $7.7 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of 2022 Newbuildings

In 2020, the Company announced that it had entered into financing agreements for the two Suezmax newbuildings to be delivered during 2022. Under the terms of the financing agreement, the lender will provide financing of up to 80.0% of the purchase price for each of the two newbuildings. The agreement includes financing of the remaining pre-delivery instalments to be paid in 2022 and the final amounts to be paid upon delivery of the vessels. Upon delivery of each of the vessels, the Company will commence ten-year bareboat charter agreements. The Company has obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the two vessels include a fixed interest rate plus a floating LIBOR element that is subject to quarterly adjustment. The financing agreements contain certain financial covenants requiring us to on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

As of December 31, 2021, the Company has not utilized any portion of the financing agreement. The Company has incurred $1.0 million in financing cost, which is presented as Other Non-Current Assets as of December 31, 2021. Subsequent to December 31, 2021, we have utilized $22.0 million of the financing arrangement to pay for agreed pre-delivery instalments to the yard.

As of December 31, 2021, the aggregate annual principal payments required to be made under the Company’s outstanding debt facilities are as follows:

Debt repayments in $'000s*	Total	2022	2023	2024	2025	2026	More than 5 years
2019 Senior Secured Credit Facility including the $30 mill Accordion Loan	223,122	16,805	16,805	189,512	-	-	-
Financing of 2018-built Vessels	104,278	8,327	8,711	9,138	9,534	9,974	58,593
Total	327,400	25,132	25,516	198,650	9,534	9,974	58,593

The table above does not include figures related to the financing of the 2022 Newbuildings as no debt was incurred as of December 31, 2021. Payments resulting from vessel sales in 2022 are reflected in the table above based upon their contractual maturities and are not shown as an adjustment to the amounts due in 2022. The excess cash mechanism in the 2019 Senior Secured Credit Facility could result in higher loan repayments than indicated above if the Company generates excess cash from operations.

The Company monitors compliance with financial covenants on a regular basis and as at December 31, 2021, the Company was in compliance with the financial covenants in its debt facilities. The financial minimum liquidity covenant of $30.0 million is the most sensitive covenant. On a regular basis, the Company performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under its existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.

The Company prepares cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. The Company applies an average of several broker estimates in combination with own estimates for the coming 12-months period. Freight rates in the first quarter of 2022 have improved compared to the average freight rates achieved in 2021 and spot voyage contracts secured recently are significantly above the rates achieved in 2021. However, in the event that the positive development in the freight rates in 2022 do not continue and the Company experiences a scenario with Suezmax tanker freight rates in line with 2021, a cash shortfall is identified within the coming twelve-months period, exceeding the remaining available balance of the $60 million ATM launched on February 14, 2022. If such a scenario should unfold, the Board has approved measures to be implemented to secure additional liquidity. The Company has financial flexibility and the available measures encompass sale of vessels that include avoidance of capital expenditure, ATM renewals or further borrowings. As of May 11, 2022, the Company has issued and sold 7,213,676 common shares under the $60 million 2022 ATM for a gross consideration of $16.8 million with a remaining available balance of $43.2 million. Further, three vessels are sold in 2022 and $43.8 million of the proceeds were used to repay outstanding debt. The current loan-to-value ratio of the 2019 Senior Secured Credit Facility is well below 45% and further borrowings could be pursued, if needed.

9.	INTEREST EXPENSES

Interest expenses consist of interest expense on the long-term debt and amortization of deferred financing costs related to the facilities described in Note 9.

All figures in USD ‘000	2021	2020	2019
Interest Expenses, net of capitalized interest	23,392	27,127	34,018
Amortization of Deferred Financing Costs	2,988	4,354	4,372
Total Interest Expenses	26,380	31,481	38,390

For the years ended December 31, 2021, 2020 and 2019, $1.5 million, $0.1 million and $0.0 million of interest expenses were capitalized, respectively.

10.	OTHER CURRENT LIABILITIES

All figures in USD ‘000	2021	2020
Accrued Expenses	4,000	5,689
Other Liabilities	1,804	2,403
Deferred Revenues	2,757	140
Total as of December 31,	8,561	8,232

11.	EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD except number of shares and earnings (loss) per common share	2021	2020	2019
Numerator:
Net Income (Loss)	(171,328)	50,033	(10,352)
Denominator:
Basic - Weighted Average Common Shares Outstanding	162,549,611	149,292,586	142,571,361
Dilutive – Weighted Average Common Shares Outstanding	162,549,611	149,292,586	142,571,361
Earnings (Loss) per Common Share:
Basic	(1.05)	0.34	(0.07)
Diluted	(1.05)	0.34	(0.07)

Potentially dilutive equity instruments include unexercised stock options described in note 7 and additional dilution could result from the use of the ATM offering as further described in note 12.

12.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of January 1, 2019	360,000,000	141,969,666	1,420
$40 million ATM	-	5,260,968	52
Balance as of December 31, 2019	360,000,000	147,230,634	1,472
$40 million ATM	-	4,215,478	42
Balance as of December 31, 2020	360,000,000	151,446,112	1,514
$60 million 2020 ATM	-	22,025,979	220
$60 million 2021 ATM	-	10,222,105	102
Balance as of December 31, 2021	360,000,000	183,694,196	1,836

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

On October 16, 2020, the Company entered into a new equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an At-the-Market Offering (the “$60 million 2020 ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2020, the Company had not raised any proceeds under the $60 million 2020 ATM. In 2021, the Company has raised $60.0 million and $58.5 million in gross and net proceeds, respectively by issuing 22,025,979 common shares and this ATM was fully utilized. The 2020 $60 million ATM program was terminated on October 14, 2021.

On September 29, 2021, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2021, the Company has raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. Subsequent to December 31, 2021, and through to February 14, 2022, the Company has raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. The Company has as of May 11, 2022, raised gross and net proceeds of $16.8 million and $16.3 million, respectively, by selling and issuing 7,213,676 commons shares with a remaining available balance of $43.2 million under this ATM. Based on the share price of the Company of $2.70 as of May 5, 2022, it would have resulted in 16,012,750 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

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

The Share Premium Fund was $118.2 million and $38.5 million as of December 31, 2021 and 2020, respectively. Credits and charges to Additional Paid in Capital were a result of the accounting for the Company’s share based compensation programs and issuance of shares.

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

For the year ended December 31, 2021, the Company paid a dividend of $9.7 million that was charged to the Contributed Surplus Account. For the year ended December 31, 2020, the Company paid a dividend of $67.2 million that was charged with $27.7 million to the Contributed Surplus Account and the remaining portion was considered as Retained Earnings. The Company’s Contributed Surplus account was $529.8 million and $539.5 million as of December 31, 2021 and 2020, respectively.

Shareholders’ Rights Plan

On June 16, 2017, the Board of Directors adopted a new shareholders’ rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company’s common shares. As at December 31, 2021, no shares were issued pursuant to the plan.

This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that the Board determines are in the best interests of our shareholders.

13.	COMMITMENTS AND CONTINGENCIES

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

No material claims have been filed against the Company for the fiscal years ended December 31, 2021 and 2020.

The Company’s newbuilding program consists of two Suezmax newbuildings for delivery in 2022 ordered from Samsung shipyard in South Korea. We refer to footnote 4 and footnote 8 for information related the remaining commitments and financing.

14.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

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

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the Balance Sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.

-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2021 and 2020, are as follows:

All figures in USD ‘000 Recurring:	Fair Value Hierarchy Level	2021 Fair Value	2021 Carrying Value	2020 Fair Value	2020 Carrying Value
Cash and Cash Equivalents	1	34,739	34,739	57,847	57,847
Restricted Cash	1	9,909	9,909	4,223	4,223
2019 Senior Secured Credit Facility including $30 million Accordion Loan	2	(223,122)	(223,122)	(253,902)	(253,902)
Financing of 2018-built Vessels	2	(104,277)	(104,277)	(112,238)	(112,238)

Non-recurring
Vessels* (footnote 4)	2	93,710	93,710	-	-

* Vessels measured at fair value are included as part of the Vessels and Vessel Held for Sale balances of $715.3 million and $15.0 million, respectively, in our consolidated balance sheet as of December 31, 2021.

15.	SUBSEQUENT EVENTS

On February 2, 2022, the Company announced the sale of Nordic Mistral. The vessel was delivered to its new owners on February 18, 2022.

On February 9, 2022, the Company announced that the two newbuildings that are expected to be delivered to the Company in May and June 2022 will be chartered out on two six-year timecharter agreements. The timecharter contracts will commence upon delivery of the two vessels.

On February 25, 2022, the Company declared a cash dividend of $0.01 per share in respect of the results for the fourth quarter of 2021. The dividend of $2.0 million was paid on March 30, 2022.

On March 4, 2022, the Company announced the sale of Nordic Grace. The vessel was delivered to its new owners on March 23, 2022.

On April 12, 2022, the Company sold and delivered the Nordic Passat to its new owners. The three vessels sold in 2022 have generated $46.4 million in gross proceeds and $43.8 million of the proceeds were used to repay outstanding debt.