Form 20-F
period 2022-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2023-04-27
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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
Swan Building
26 Victoria Street
Hamilton HM 12
Bermuda
(Address of principal executive offices)
Herbjorn Hansson, Chairman, President, and Chief Executive Officer, Tel No. 1 (441) 292-7202, Swan Building, 26 Victoria Street, Hamilton HM 12, Bermuda
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

As of December 31, 2022, there were outstanding 208,796,444 common shares of the Registrant, $0.01 par value per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

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

TABLE OF CONTENTS1

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in the petroleum production levels set by the Organization of the Petroleum Exporting Countries (“OPEC”), and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions or events including “trade wars”, potential disruption of shipping routes due to accidents or political events, the length and severity of future epidemics and pandemics or the continuing effects of the coronavirus (“COVID-19”) and their impact on the demand for seaborne transportation in the tanker sector, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

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

Summary of Risk Factors

•	If the Suezmax tanker industry, which historically has been cyclical and volatile, is depressed in the future, our revenues, earnings and available cash flow may decrease.
•	Major outbreaks of diseases and governmental responses thereto could adversely affect our business.

•	Any decrease in shipments of crude oil may adversely affect our financial performance.
•	We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings, our ability to pay dividends and our ability to repay indebtness.
•	Changes in the price of fuel and regulations may adversely affect our profits.
•	Inability to renew the fleet would adversely affect our business, results of operations, financial condition and ability to pay dividends.
•
The international Suezmax tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

•	Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
•	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
•	The value of our vessels may be depressed in the event that we sell a vessel.
•	An over-supply of Suezmax tanker capacity may lead to reductions in charter rates, vessel values, and profitability.
•	Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.
•	International sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the ongoing conflict between Russia and Ukraine;
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

•	Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
•	Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
•	Our borrowing facilities, contains restrictive covenants which could negatively affect our growth, cause our financial performance to suffer and limit our ability to pay dividends.
•	Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
•	Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

•	We may not be able to finance our future capital commitments.
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
•
If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could adversely affect the trading price of our common stock.

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

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	weather and acts of God, natural disasters and health disasters;

•	changes in consumption of oil and petroleum products due to competition from supply and demand for alternative sources of energy and from other shipping companies and other modes of transport;

•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the conflict between Russia and Ukraine and potential physical disruption of shipping routes as a result thereof;

•	economic slowdowns caused by public health events such as the COVID-19 pandemic; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	the demand for alternative energy resources;

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	technological advances in tanker design and capacity;

•	tanker charter rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	with respect to tanker vessel supply, demand for alternative sources of energy and supply and demand for energy resources and oil and petroleum products;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	developments in international trade, including refinery additions and closures;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

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

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the low number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to be muted, but there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Declines in oil and natural gas prices or decreases in demand for oil and natural gas for an extended period of time, or market expectations of potential decreases in these prices and demand, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. Sustained periods of high oil prices on the other hand may be destructive for demand. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies or decrease in the demand for oil and natural gas could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings, our ability to pay dividends and our ability to repay our financial liabilities.

    The 19 vessels that we currently operate are primarily employed in the spot market with the two newbuildings delivered in 2022 chartered out on six-year time charter agreements, and two vessels on longer term time-charter agreements expiring in late 2023 with an option to extend the agreement for a year for one of these vessels. We are therefore highly dependent on spot market charter rates. The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

    We will be exposed to prevailing charter rates in the crude tanker sectors when these vessels’ existing charters expire, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand.

    The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

Changes in the price of fuel and regulations may adversely affect our profits.

Fuel, including bunkers, is a significant, if not the largest, expense in our shipping operations, and changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict between Russia and Ukraine, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, is volatile. In 2022, the BDTI continued to be volatile, but with increasing levels through the year and with sharp improvement compared to 2021. During 2022, it reached a high of 2,496 and a low of 679 compared to a high of 835 and a low of 432 in 2021. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile and with stronger rates in the latter part of the year. In 2022, the BCTI reached a high of 2,143 and a low of 543. Markets in 2023 has continued their strong records compared to 2021 and the early part of 2022, and the BDTI and BCTI although down from the highs of 2022, still at 1,319 and 1,014, respectively, as of April 11, 2023. There can be no assurance that the crude oil and petroleum products charter market will increase or continue at the current levels, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products,  the inventories of crude oil and petroleum products in the United States and in other industrialized nations,  oil refining volumes,  oil prices, and any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

Our vessels are evaluated for impairment continuously or whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. The review for potential impairment indicators and projection of future cash flows related to the vessel is complex and requires us to make various estimates, including future charter rates and earnings from operating the vessel.  All of these items have historically been volatile. When impairment indicators are identified, we estimate the undiscounted cash flows from operating the vessels over their remaining useful lives and compare those to the net carrying values of the vessels. If the total estimated undiscounted net cash flows for a vessel are less than the carrying amount of the vessel the vessel is deemed impaired and written down to its fair market value. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could negatively affect our business, financial condition and operating results. Impairment is assessed on a vessel by vessel basis.

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

The market supply of Suezmax tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years.

There has been a global trend towards energy efficient technologies, lower environmental emissions and alternative sources of energy. In the long-term, demand for oil may be reduced by increased availability of such energy sources and machines that run on them. Furthermore, if the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. These changes could have an adverse effect on our business, results of operations and financial position.

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

Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.

Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, pandemics or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt. As of December 31, 2022, we have not placed any orders for Suezmax vessels and as such, we are not exposed to any risk related to construction of newbuildings. The two newbuildings delivered to us in 2022 were delivered on time and at agreed cost.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.

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

These factors could also increase the costs to the Company of conducting its business, particularly crew, insurance and security costs, and prevent or restrict the Company from obtaining insurance coverage, all of which have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

We rely on our computer systems and network infrastructure across our operations, including IT systems on our vessels operated by our technical managers. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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

Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.  We do not maintain cyber-liability insurance at this time to cover such losses. As a result, a cyber-attack or other breach of any such information technology systems could have a material adverse effect on our business, results of operations and financial condition. As of the date of this Annual Report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could materially disrupt our operations, which could also adversely affect the safety of our operations or result in the unauthorized release or alteration of information in our systems. Such an attack on us could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such threat and any potential impact at this time.

The EU has adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation (“GDPR”). The GDPR came into force on May 25, 2018, and applies to organizations located within the EU, as well as to organizations located outside of the EU if they offer goods or services to, or monitor the behavior of, EU data subjects. It imposes a strict data protection compliance regime with significant penalties and includes new rights such as the “portability” of personal data. It applies to all companies processing and holding the personal data of data subjects residing in the EU, regardless of the company’s location. Implementation of the GDPR could require changes to certain of our business practices, thereby increasing our costs. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Further, in March 2022, the SEC proposed amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The proposed amendments, if adopted, would require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures.

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

Further, our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases (such as the outbreak of COVID-19), quarantine and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may be material. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may also be material. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

We operate our Suezmax tankers worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. The operations of ocean-going vessels in international trade is affected by a number of risks. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

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

    The operation of Suezmax tankers and transportation of crude and petroleum products is extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and may be able to offer more competitive prices and fleets. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies and our market share may decrease in the future and we may not find profitable employment for our vessels, which could adversely affect our financial condition and our ability to expand our business.

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

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, and on November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.

These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-US Privacy Shield Framework, as adopted by the European Commission on July 12, 2016), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, there is a risk that we, our agent or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships (“MARPOL”), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the BWM Convention of the International Maritime Organization (“IMO”), which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels, none of which have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have 2 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee ("MEPC") announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The European Union on the other hand has indicated that it intends to accelerate its plans to include shipping into the emissions trading scheme.

The European Commission has proposed adding shipping to the EU Emission Trading Scheme (“EU ETS”) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organisation responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organisation or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026.  Most large vessels will be included in the scope of the EU ETS from the outset.  Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

The EU ETS will be applied for maritime shipping as of 2024 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their Monitoring, Reporting and Verification (“MRV”)-recorded carbon emission exposure for a specific reporting period. The geographical scope covers emissions generated at berth and on intra-EU voyages as well as 50% of the energy sources used on voyages inbound and outbound to/from the EU. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

While an EU ETS could accelerate building more efficient ships, any regional system comes with significant administrative burden and a risk of market distortion. To drive the market towards more energy efficient ships, it is crucial that the EU polluter pays principle is applied. In terms of shipping chartering agreements, the 'polluter' might be considered as the body responsible for the decision of speed. The level of speed is dictating the fuel consumption during voyage and impact of greenhouse gas (“GHG”) emissions. Therefore, we believe that compliance accountability should lie to the entities that decide on the operational speed of the vessel.

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

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline.  Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database.  The amendments will enter into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

MPEC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference (“COP26”). The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

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

In March 2022, the SEC announced proposed rules with respect to climate-related disclosures, including with respect to greenhouse gas emissions and certain climate-related financial statement metrics, which would apply to foreign private issuers listed on US national securities exchanges, such as us. Compliance with such reporting requirements or any similar requirements may impose substantial obligations and costs on us. If we are unable to accurately measure and disclose required climate-related data in a timely manner, we could be subject to penalties in certain jurisdictions.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel.  These new requirements may impact the cost of our operations.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 20 countries have ratified or approved accession of the Hong Kong Convention, yet the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

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

Borrowing under our credit facilities and financing arrangements requires us to dedicate a part of our cash flow from operations to paying interest and instalments on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including making distributions to shareholders and further equity or debt financing in the future. Amounts borrowed under the credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. In addition, our current policy is not to accumulate cash, but rather to distribute our available cash to shareholders. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

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

Our outstanding debt requires us or our subsidiaries to maintain financial covenants. Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the outbreak of COVID-19, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

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

As of December 31, 2022, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.

    On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR as currently published by the ICE Benchmark Administration (“IBA”) with a target date immediately after June 30, 2023. As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on LIBOR, movements in interest rates could negatively affect our financial performance. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the IBA, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

    In order to manage our exposure to interest rate fluctuations under LIBOR, the Secured Overnight Financing Rate (“SOFR”) or any other alternative rate, we may from time to time in the future use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

    The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

    Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

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

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2020, 2021 and 2022 as a result of the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine. While the global economy had improved in recent years, the outbreak of COVID-19 dramatically disrupted the global economy. Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the worlds in the near term. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the shipping industry. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the uncertain economic conditions, have made, and may continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our ordinary shares.

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

Further, in 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, to which we are a participant, the availability and cost of bank financing for such vessels may be adversely affected.

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

We have entered into various contracts, including charter agreements with our customers, our borrowing facilities, and from time to time we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages and other labor disturbances, including as a result of COVID-19 and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our borrowing facilities.

Risks Relating to Investing in Our Common Shares

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in on the NYSE. Over the last few years, the stock market has experienced price and volume fluctuations, especially due to factors relating to impacts of COVID-19. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2022, the price of our common shares experienced a high of $3.80 in November and a low of $1.41 in February.  As of April 21, 2023, the price of our common shares was $3.58. This market and share price volatility relating to the effects of the conflict in Ukraine and COVID-19, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

The market price of our common shares is affected by a variety of factors, including:

•	Investor reaction to the execution of our business strategy, including mergers and acquisitions;

•	Shareholder activism;

•	Our continued compliance with the listing standards of NYSE

•	Regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry, including those related to climate change;

•	Variations in our financial results or those of companies that are perceived to be similar to us;

•	Our ability or inability to raise additional capital and the terms on which we raise it;

•	Declines in the market prices of stocks generally;

•	Trading volume of our ordinary shares;

•	Shorting activity in relation to our share;

•	Sales of our ordinary shares by us or our stockholders;

•	General economic, industry and market conditions; and

•
Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our ordinary shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our ordinary shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due short sellers of shares of ordinary shares, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. These proposed sets of rules are not effective as of the date of this annual report.

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

The increase in shareholder proposals submitted on environmental matters and, in particular, climate-related proposals in recent years indicates that we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

We may face increasing pressures from investors, lenders, customers and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors.  These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets.  If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to implement, monitor, report and comply with wide ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Moreover, from time to time, in alignment with our sustainability priorities, we aim at establishing and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonization. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established standardized approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

In the future there may be additional sustainability reporting requirements that the Company becomes subject to that may require us to incur additional expenditures in the future. When effective, we will focus on monitoring, managing and securing compliance with any new directives.

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavourable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

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

We have antitakeover protections which could prevent a third party to acquire us without the consent of our board of directors. On June 16, 2017, our Board adopted a shareholders’ rights agreement. This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that our Board determines are in the best interests of our shareholders.

If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could result in monetary fines or other penalties, and may adversely affect our reputation and the market and trading price of our common stock.

  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time as is the case with the war in Ukraine.  Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, we could be subject to monetary fines, penalties, or other sanctions, as well as suffer reputational harm, and our operations and/or the price at which our common stock trades might be adversely affected.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation.  These sanctions further limit the scope of permissible operations and cargo we may carry.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Both the EU as well as the United States have implemented sanction programs, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on new investments in Russia, among other restrictions.  Furthermore, the EU and the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products.  An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap.  Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. While the terms of our charters require our charterers to operate our vessels in compliance with all applicable sanctions and embargo laws, the failure of our charterers to comply with such provisions may result in the violation of such applicable sanctions and embargo laws and regulations which could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

Nordic American Tankers Limited was formed on June 12, 1995, and organized under the laws of the Islands of Bermuda. We maintain our principal offices at Swan Building, 26 Victoria Street, Hamilton HM 12, Bermuda. Our telephone number at such address is (441) 292-7202 and we maintain an internet site at www.nat.bm. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. Our common shares trade under the symbol “NAT” on the New York Stock Exchange, or the NYSE.

We are an international tanker company focusing solely on owning, operating and chartering of Suezmax tankers. In 2021, we sold one vessel built in 2000. In 2022, we have sold five vessels built in 2002 and 2003. Our newbuilding program consisted of two Suezmax newbuildings, ordered in September 2020 at Samsung shipyard in South Korea, and these two vessels, Nordic Harrier and Nordic Hunter, were delivered to us in May and June 2022, and our fleet currently consists of 19 vessels.

The vessels in our fleet are homogenous and interchangeable, which is a business strategy we refer to as the “Nordic American System”. We believe NAT is unlike other companies.

The Nordic American System is transparent and predictable with the key elements of ships, people and capital. Further, we are a dividend company with the objective of having a strong balance sheet and low G&A costs. Under the “Nordic American System”, we are focusing on close customer relationships and serving the “Big Oil” companies with a top-quality fleet.

All tankers in our fleet are Suezmax vessels, which have a carrying capacity of one million barrels of oil. The vessels are highly versatile. They can be utilized on most long-haul trade routes. A homogenous fleet streamlines operating and administration costs, which helps keep our cash-breakeven low.

Cash dividends are our priority and we have paid quarterly dividends for 102 consecutive quarters. In 2022, we have declared and paid quarterly dividends in total of $0.11 per share and we have declared a dividend in the first quarter of 2023 of $0.15 per share that was paid on March 28, 2023.

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

On February 12, 2019, we entered into a new five-year senior secured credit facility for $306.1 million, or the 2019 Senior Secured Credit Facility. Borrowings under the facility are secured by first priority mortgages over the Company’s vessels (excluding the three 2018-built Vessels and the two 2022 Newbuildings) and assignments of earnings and insurance. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating interest rate plus a margin and matures in February 2024. In 2019, we incorporated NAT Bermuda Holdings Ltd (“NATBH”) as a wholly-owned subsidiary of NAT and transferred the ownership of twenty vessels used as collateral from NAT to NATBH. As of December 31, 2022, there are 14 vessels remaining in NATBH that are used as collateral for the loan.

On March 29, 2019, we entered into an equity distribution agreement with B. Riley Securities, Inc. acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or $40 million ATM, program having an aggregate offering price of up to $40,000,000. This At-the-market offering was fully utilized by the end of 2020.

On October 16, 2020, we entered into our second equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or first $60 million ATM, program having an aggregate offering price of up to $60,000,000. In 2021, we raised $60.0 million and $58.5 million in gross and net proceeds, respectively, by issuing 22,025,979 common shares and this ATM was fully utilized. The 2020 $60 million ATM program was terminated on October 14, 2021.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million. The loan is considered an accordion loan under the 2019 Senior Secured Credit Facility. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating interest rate plus a margin and matures in February 2024.

On December 22, 2020, we entered into final agreements for the financing of the two Suezmax newbuildings that were delivered to us from Samsung Shipyard in South Korea in May and June 2022. We secured 80% financing of the newbuilding price for these two vessels at similar terms as for the 2018-built Vessels with Ocean Yield ASA and the facility was fully utilized upon delivery of the vessels in 2022.

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

On February 14, 2022, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In 2022, we have raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by issuing and selling 14,337,258 common shares with a remaining available balance of $26.4 million under this ATM. Based on the share price of the Company of $3.58 as of April 21, 2023, it would have resulted in 7,386,354 new shares being issued, if fully utilizing the remaining balance available through the $60 million 2022 ATM.

For more information, please see “Item 5.B. Liquidity and Capital Resources” with regard to the above described transactions.

As of April 27, 2023, we have 208,796,444 common shares issued and outstanding.

B.	Business Overview

Our Fleet

Our fleet as of December 31, 2022, consisted of 19 Suezmax crude oil tankers, of which the vast majority have been built in South Korea. We have sold five vessels and taken delivery of two Suezmax newbuildings in 2022. The majority of our vessels are employed in the spot market. The two newbuildings delivered to us in May and June 2022 have been chartered out on six-year time charter agreements that commenced upon delivery of the vessels from the shipyard. We have further two vessels chartered out on longer term time-charter agreements expiring in late 2023 with an option to extend the agreement for a year for one of these vessels. The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

As of December 31, 2022, and through to the date of this report, our fleet was as follows:

Vessel	Built in	Deadweight Tons
Nordic Pollux	2003	150,103
Nordic Apollo	2003	159,999
Nordic Luna	2004	150,037
Nordic Castor	2004	150,249
Nordic Freedom	2005	159,331
Nordic Sprinter	2005	159,089
Nordic Skier	2005	159,089
Nordic Vega	2010	163,940
Nordic Light	2010	158,475
Nordic Cross	2010	158,475
Nordic Breeze	2011	158,597
Nordic Zenith	2011	158,645
Nordic Star	2016	157,738
Nordic Space	2017	157,582
Nordic Aquarius	2018	157,338
Nordic Cygnus	2018	157,526
Nordic Tellus	2018	157,407
Nordic Hunter	2022	157,037
Nordic Harrier	2022	157,094

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

Time Charters: Under a time charter, the charterer is responsible and pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner is responsible and pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. Revenue from time charter contracts are recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved. As of December 31, 2022, we did not have any time charter agreements with profit-sharing.

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

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions.  Over recent years, however, an environmental protection regime has evolved which may have a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes.  A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading but also in barrels of oil.  VLCCs that can carry 2 million barrels of crude oil typically transport oil in long-haul trades, such as from the Arabian Gulf to Far East and Rotterdam via the Cape of Good Hope or from West Africa and US Gulf to the Far East via Cape of Good Hope. Suezmax tankers that carry 1 million barrels of crude oil also engage in long-haul as well as in medium-haul trades, such as from the Mediterranean, Black Sea, West Africa, South America and Arabian Gulf towards a variety of destinations such as India, Far East, Europe and US. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The 2022 Tanker Market (Source; Fearnleys)

Suezmax earnings in 2022, basis fixture date for forward loading for modern vessels, averaged $48,800/day, significantly higher than the average $5,200/day in 2021 according to Fearnleys. Note, however, that this average was boosted by very high rates for Russia related trade. For comparison the average rate for the benchmark West Africa – UK/Continent route averaged $29,000/day. While the Russia/Ukraine crisis and its impact dominated headlines, increasing overall tanker volumes and slower fleet growth led to steadily higher rates through the year. Earnings in the highly correlated VLCC and Aframax segments averaged $30,300/day and $45,400/day in 2022, respectively.

The total crude oil and product tanker fleet above 25,000 dwt grew by a net 2.9% in 2022, with the crude tanker fleet expanding 3.2% and the product tanker fleet growing 1.9%. This was higher than the 2.2% growth seen in 2021 due to more deliveries and less demolition. It was still below the ten-year average total tanker fleet growth of 3.2%.

Suezmax fleet growth of 4% was up from 2.3% in 2021 and 3.1% in 2020, albeit slightly lower than the 4.1% in 2019. It was slightly higher than the last ten years’ average of 3.7%. 33 vessels were delivered vs. 20 the preceding year, while eight vessels were demolished, vs. seven in 2021. This took the total fleet at the end of 2022 to 602 vessels. Deliveries in 2022 were again front-end loaded, where 20 vessels were delivered in the first half vs. 13 in the second. By the end of the year, almost 37% of the fleet were modern, fuel-efficient vessels, up from 32% a year earlier.

As earnings rose, tanker demolition slowed through the year. The 5.2 million dwt which were broken up was down from 8.1m the previous year, and while it was higher than 2019 and 2020 combined it was still below the historical average of 7.2m. As of the beginning of 2023 there were 43 vessels at or above the past 10-year average scrap age of 22 years, and 64 vessels within the 20+ years age group.

The Suezmax orderbook stood at just 10 vessels of 1.6 million dwt at the beginning of 2023, or 1.7% of the fleet. The total crude oil and product tanker orderbook for vessels above 25,000 dwt counted 24 million dwt, or just 3.9% vs. the fleet. This is the lowest since 1983.

The year started off similarly as in 2021. Slow production increases from the OPEC+ and others did initially not sufficiently move the needle for tanker demand. While global oil supply gradually rose through the first half, demand was higher. This resulted in a tight oil market and was exacerbated by lower Russian supply and shortage fears. A steeply backwardated Brent forward curve and softer Asian than Atlantic basin oil demand development, resulted in little long-haul Atlantic-East flows.

For Aframax, Suezmax and product tankers the Russia/Ukraine conflict and its impact on trade flow was a key turning point. When western buyers self-sanctioned away from Russian oil, more Baltic and Black Sea exports were shipped long-haul to the East, giving extraordinary rate outperformance for those vessels which entered into the trade.

For the broader tanker market the key turning point was the flattening forward curves at the same time as WTI became discounted vs. Middle Eastern crude – driven by 1 mbpd U.S. Strategic Petroleum Reserve releases which boosted U.S. exports. When this West-East arbitrage opened, USG-East volumes soared to new all-time highs in September through November. This came on top of MEG exports which also reached new all-time highs, around the same time as global oil supply reached near all-time highs - and resulted in a sharp rate recovery. Toward the end of the year slower U.S. SPR releases and OPEC+ production cuts led volumes lower, which inevitably had a negative effect on rates.

With increased earnings also came a significant repricing of asset values. This was also supported by high newbuild prices, not from high tanker ordering but rather from activity in other segments, and high input costs. Values increased the most for the older end of the age bracket.

The Tanker Market 2023

 Reported spot rates in the first quarter of 2023 have lowered since the fourth quarter of 2022, and the average Suezmax earnings per day decreased from $81,281 in the fourth quarter of 2022 to $73,942 for the first quarter of 2023 based on the indicated rates published by Clarkson Research. The indicated rates are an average of observations and routes. Some of the trade routes going into the average are routes involving Russian oil trade and as such not routes representing an average for all market participants. From the time a voyage is booked and the rate is reported to the market, until the vessel loads the cargo and commences the voyage, there can be a delay of up to 30 days. As such, from an accounting perspective, a voyage booked at the end of a quarter may see the majority of its revenues being recorded in the following quarter’s results. The earnings for vessel operators are, for this reason, not necessarily expected to fluctuate in an identical manner as the indicative rates reported by Clarkson Research on a quarter by quarter basis.

As a consequence of Russia’s invasion in Ukraine, commencing February 20, 2022, and the West’s strong reaction, energy security became of paramount concern during 2022 and still is. The first quarter of 2022 saw a steep increase in the price of oil that moved from $75 per barrel at the beginning of 2022 to close off above $123 per barrel on March 8, 2022. The still ongoing war, added to an already tight supply situation for energy world-wide with low oil inventories and the energy logistics turned upside down. Oil production increased during 2022 and several countries released strategic oil reserves to the market during the year. Further adding to demand for oil transportation was the increased voyage distances created by the official and self-imposed sanctions, with oil needing to be sourced from other regions than in the past. These changes in the energy logistics particularly favored the flexible and versatile medium sized Aframax and Suezmax tankers. Despite these challenges, 2022 ended with an oil price only $5 per barrel above the beginning of the year ($80 per barrel WTI), higher oil inventories globally and a resurgence in Oil E&P spending and expectations of increased oil production going forward.

2022 also saw a continued zero tolerance for Covid-19 in China and a delayed reopening in Asia after the pandemic. The muted demand for long haul transportation of oil to China kept earnings for the Very Large Crude Carriers low for the most of 2022. With the full reopening of China and Asian economies in 2023, we now see the longer-term trend returning, namely increased demand for oil from hundreds of millions of people in Asia, where a strong middle class has taken root and continues to grow rapidly. This will have a positive impact on the overall tanker market and the larger classes of oil tankers specifically.

Finally, the Tanker Market stands to benefit from the fact that the supply of tanker vessels will remain at historic low levels for at least the next two or three years. As of April 12, 2023, the orderbook for conventional Suezmax tankers stood at 18 vessels in total. Five orders for a Suezmax vessel have been placed with the shipyards so far in 2023. In 2023, a total of seven Suezmaxes are expected to be added to the world fleet and two of these have been delivered as of April 12, 2023. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging and a smaller order book for new tankers has always helped the tanker industry. On the demand side, we see a strong surge in demand for oil after Asian economies fully opened up after the pandemic this year. Despite this, OPEC announced a production cut starting in May 2023 of 1.15 million barrels per day. The effectiveness of these cuts will be a function of discipline among the OPEC members and the overall demand for oil.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.   Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021and entered into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database.  The amendments will enter into force on May 1, 2024.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our technical management teams have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel.  These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.    Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.   These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water.  MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.  Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA.  Effective March 23, 2022, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS.  In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.

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

   On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”).  On July 14, 2021, the European Parliament formally proposed its plan, which will require shipowners to buy permits to cover these emissions.  The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026.  Most large vessels will be included in the scope of the EU ETS from the start.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023.  If these new regulations are finalized, they could affect our operations.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately $8.58 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Business overview

Our fleet as of December 31, 2022, consisted of 19 Suezmax crude oil tankers. In 2022, we have sold five vessels and taken delivery of two Suezmax newbuildings from Samsung shipyard in South Korea. The majority of our vessels are employed in the spot market. The two newbuildings delivered to us in May and June 2022 have been chartered out on six-year time charter agreements that commenced upon delivery of the vessels from the shipyard. We have further two vessels that are chartered out longer term time-charter agreement expiring in late 2023 with an option to extend the agreement for a year for one of these vessels.

The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

YEAR ENDED DECEMBER 31, 2022 COMPARED TO YEAR ENDED DECEMBER 31, 2021

	Years Ended December 31,
All figures in USD ‘000	2022	2021	Variance
Voyage Revenues	339,340	191,075	77.6%
Other Income	-	4,684	N/A
Voyage Expenses	(170,515)	(128,263)	32.9%
Vessel Operating Expenses	(63,430)	(67,676)	-6.3%
Impairment Loss on Vessels	(314)	(60,311)	-99.5%
Depreciation Expenses	(50,421)	(68,352)	-26.2%
Gain / (Loss) on Disposal of Vessels	6,005	-	N/A
General and Administrative Expenses	(18,798)	(15,620)	20.3%
Net Operating (Loss) Income	41,867	(144,463)	N/A
Interest Income	-	3	N/A
Interest Expenses	(27,055)	(26,380)	2.6%
Other Financial Income (Expenses)	289	(488)	N/A
Net (Loss) Income	15,101	(171,328)	N/A

Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels that are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The table below reconciles our net voyage revenues to voyage revenues.

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2022	2021	Variance
Voyage Revenues	339,340	191,075	77.6%
Less Voyage expenses	(170,515)	(128,263)	32.9%
Net Voyage Revenue	168,825	62,812	168.8%
Vessel Calendar Days (1)	7,340	8,337	-12.0%
Less off-hire days	512	527	-2.8%
Total TCE days	6,828	7,810	-12.6%
TCE Rate per day (2)	$24,725	$8,043	207.4%
(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent ("TCE") Rate, results from Net Voyage Revenue divided by total TCE days.

Voyage Revenues increased by $148.2 million, or 77.6%, from $191.1 million in 2021 to $339.3 million in 2022 as a result of higher tanker rates partly offset by a reduction of 12.6% in Total TCE days.

The change in Net Voyage Revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

Number of vessel calendar days decreased by 12.0% and reflects that we took delivery of two vessels and sold five vessels during 2022 compared sale of one vessel in late 2021. With regards to i), there was a marginal reduction of 15 days in offhire days from 527 days in 2021 to 512 days in 2022, where planned offhire in 2022 related to periodical maintenance of our vessels was 398 days.

With regards to ii), the TCE rate per day increased by $16,682, or 207.4%, from $8,043 in 2021 to $24,725 in 2022. The indicative rates presented by Clarkson Research increased by 504.0% for the twelve months of 2022 compared to the same twelve months in 2021 to $44,324 from $7,338, respectively. The indicative rates presented by Clarkson Research are an average of observations and routes and some of the trade routes going into the average are routes involving Russian oil trade and as such not routes representing an average for all market participants.

As a result of i) and ii) net voyage revenues increased by 168.8% from $62.8 million for the year ended December 31, 2021, to $168.8 million for the year ended December 31, 2022.

Voyage expenses increased to $170.5 million from $128.3 million, or 32.9%. The increase in voyage expenses was primarily due to an increase in bunker costs. Consumption of fuel oil was lower in 2022 than in 2021 due to less vessel calendar days, but the price of fuel oil increased sharply in the first half of 2022 with a peak in June 2022, before falling in the latter part of 2022. As such, the average price of fuel oil increased in 2022 compared to 2021 and caused a significant increase in voyage expenses. The increase in fuel prices Further, as a result of improved freight rates in 2022 compared to 2021, there has also been an increase in commission costs incurred.

Vessel operating expenses decreased by $4.2 million, or 6.3%, from $67.7 million in 2021 to $63.4 million in 2022, and reflects that there is a net reduction of three vessels in the fleet during 2022. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

Impairment Loss on Vessels decreased to $0.3 million in 2022 compared to $60.3 million in 2021. We recorded impairment charges related to six of our 2002 and 2003 built vessels in 2021. One of these vessels was classified as Held for Sale as of December 31, 2021, and this vessel was subject to impairment charges of $0.3 million in 2022 as a result of changes in fair value of the vessel before the vessel was disposed of.

In 2022, we have sold five of the six vessels where impairment charges were taken in 2021. We have recorded a gain upon disposal of vessels of $6.0 million in 2022 compared to $0 in 2021 and the gain is mainly related to the last vessel sold in October 2022 reflecting rising second-hand vessel prices that evolved during the year.

Depreciation expenses decreased by $18.0 million, or 26.2%, from $68.4 million in 2021 to $50.4 million in 2022. The decrease in 2022 compared to 2021 is primarily due to sale of vessels in 2022 resulting in a net reduction of three vessels in the fleet, in combination with impairment charges recorded in 2021 that lowered the carrying values of six vessels built in the years from 2002 and 2003 and accordingly lowering the associated depreciation charges for these vessels in 2022.

General and administrative expenses increased by $3.2 million, or 20.3%, from $15.6 million in 2021 to $18.8 million in 2022. The increase in cost is mainly related to an increase in travel and marketing costs and variable staff costs.

Interest expenses increased marginally by $0.7 million, or 2.6%, from $26.4 million in 2021 to $27.1 million in 2022. The increase is due to increases in the floating interest rates for our loans during 2022 combined with new financing agreements related to the two newbuildings delivered in 2022, offset by debt repayments during 2022 of $105.4 million.

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

Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels that are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The table below reconciles our net voyage revenues to voyage revenues.

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

Voyage Revenues decreased by $163.5 million, or 46.1%, from $354.6 million in 2020 to $191.1 million in 2021 as a result of reduced tanker rates in 2021 compared to 2020.

The change in Net Voyage Revenue is due to two main factors:

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

With regards to ii), the TCE rate per day decreased by $23,237, or 74.3%, from $31,279 in 2020 to $8,043 in 2021. The indicative rates presented by Clarkson Research decreased by 75.7% for the twelve months of 2021 compared to the same twelve months in 2020 to $7,338 from $30,240, respectively.

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

Impairment Loss on Vessels increased to $60.3 million in 2021 compared to $0 in 2020. We have recorded $8.9 million in impairment charges to adjust the carrying value to fair value less cost to sell related to one vessel classified as Held for Sale at December 31, 2021, and sold in 2022. Further $51.4 million in impairment charges related to five of our 2002 and 2003 built vessels have been recorded due to estimated undiscounted cash flows being lower than the carrying values when performing our impairment testing for these vessels and the carrying values have accordingly been adjusted to reflect the fair value at December 31, 2021.

Interest expenses decreased by $5.1 million, or 16.2%, from $31.5 million in 2020 to $26.4 million in 2021. The decrease is due to repayments on our credit facilities in 2020 and 2021 that lowers the outstanding loan balances and related interest cost.

Inflation

Construction cost and periodical maintenance costs for oil tankers tend to fluctuate with the cyclicality in raw material costs, especially the price of steel and copper, and the general demand for shipbuilding services. Newbuilding prices for oil tankers have increased in 2022 as a result of full orderbooks at the shipyards for the coming years and an optimistic outlook for many shipping segments. Prices of metals have also fluctuated significantly during 2022 and at levels above previous periods. Operating costs for oil tankers have been stable with very little, or moderate inflation over the years, and our operating cost in 2022 has been in line with previous years. However, there is currently inflationary pressure in most parts of the world and we are monitoring this closely. The shipping industry has historically been able to absorb and neutralize significant cost increases related to operation of the vessels. However, oil transportation is a specialized area and if number of vessels where to increase significantly, increased demand for qualified crew can be expected, potentially putting pressure on crew cost. A general cost inflation in the world could impact the shipping industry and put inflationary pressure on cost items such as, but not limited to crew costs, spare parts, maintenance, insurance etc.

B.	Liquidity and Capital Resources

We operate in a cyclical and capital-intensive industry. Our fleet of Suezmax tankers are financed through a combination of earnings generated from operations, equity and borrowings.

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure for our vessels including instalments paid for vessels under construction and working capital needs.

We have taken delivery of two Suezmax newbuildings in 2022. The financing arrangement for these two vessels are described below.

We refer to further information below and in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” for disclosure of Contractual Obligations and Financing Agreements.

Our Borrowing Activities

On February 12, 2019, we entered into the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels at that time built from year 2000 to 2017 as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement. In 2021, we sold one vessel built in year 2000 and in 2022 we have sold further five vessels built in the years 2002 and 2003. As of December 31, 2022, there were 14 vessels built from 2003 to 2017 used as collateral for the outstanding loan balance as of that date.

The three 2018-built vessels are financed through Ocean Yield ASA.

In May and June 2022, we took delivery of two Suezmax newbuildings from Samsung shipyard in South Korea. Financing arrangements for these two vessels were secured with Ocean Yield ASA for up to 80% of the newbuilding price at similar terms as the 2018-built vessels. During 2022 and up to the delivery of the two newbuildings we fully utilized these financing agreements. We refer to further description below.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019 we entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018 and the two newbuildings delivered in 2022, further described below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating interest rate and matures in February 2024. Further, the agreement contains an excess cash mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. Net proceeds obtained from sale of a vessel used as security are at our lender’s discretion subject to repayment of the outstanding loan balance and we have repaid $80.4 million from vessel sales in 2022. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating interest rate and matures in February 2024. Excess cash flow payments as described above are applied to the balance of the 2019 Senior Secured Credit Facility before being applied to the $30 million Accordion Loan. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants and repayment clauses.

As of December 31, 2021, we had $223.1 million drawn under our 2019 Senior Secured Credit Facility, where $29.5 million, net of deferred financing cost of $2.3 million, was presented as Current Portion of Long-Term Debt that included $14.9 million in debt associated with a Vessel Held for Sale.

We have repaid $93.9 million on the facilities in the twelve months ended December 31, 2022. As of December 31, 2022, the total outstanding balance was $129.2 million. We have presented $25.8 million, net of deferred financing costs of $1.5 million, under Current Portion of Long-Term Debt. Earnings generated in the fourth quarter of 2022 resulted in an additional payment of $15.2 million related to the excess cash flow mechanism that was payable in February 2023.

Subsequent to December 31, 2022, we have repaid in total $18.2 million, including the excess cash flow payment of $15.2 million described above, and the total outstanding balance as of April 27, 2023, is $111.0 million.

Financing of 2018-built Vessels

We have the three 2018-built Vessels delivered to us from Samsung shipyard. Under the terms of the financing agreements for these vessels, the lender provided financing of 77.5% of the purchase price for each of the three vessels. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and we also have the option to purchase the vessels after sixty and eighty-four months. The purchase options have to be declared six months in advance of the sixty or eighty-four months’ anniversaries for each vessel and we have as of the date of this report elected not to exercise any of the options related to the sixty-month anniversary. The financing agreements for the three vessels have a total effective interest rate as of December 31, 2022, ranging from 8.08% to 9.86% including a floating LIBOR element that is subject to annual adjustment. Subsequent to December 31, 2022, we have agreed a replacement of the LIBOR element with a term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points. The financing agreements contain certain financial covenants requiring us to maintain on a consolidated basis a minimum value adjusted equity of $175.0 million, a minimum value adjusted equity ratio of 25%, minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $96.0 million and $104.3 million as of December 31, 2022 and 2021, respectively, where $8.5 million and $8.1 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of 2022 Newbuildings

The financing agreements for the two Suezmax newbuildings delivered to us in 2022 were entered into in late 2020. Under the terms of the financing agreements, the lender provided financing of 80.0% of the purchase price for each of the two 2022 Newbuildings. The agreements included financing of the pre-delivery instalments due to the shipyard in the first half of 2022 and the final payments due upon delivery of the vessels in May and June 2022. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreements for a consideration of $16.5 million for each vessel, and we also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the two vessels had a total effective interest rate as of December 31, 2022, ranging from 8.94% to 9.24% that includes a fixed interest margin plus a floating LIBOR element that is subject to quarterly adjustment. Subsequent to December 31, 2022, we have agreed a replacement of the LIBOR element with a term Secured Overnight Financing Rate (“SOFR”) plus a Credit Adjustment Spread (“CAS”) of 26 basis points. The financing agreements contain certain financial covenants requiring us to on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $84.9 million and nil as of December 31, 2022 and 2021, respectively, where $5.4 million and nil, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Equity

On October 16, 2020, we entered into a new equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through the $60 million ATM. As of December 31, 2020, we had not raised any proceeds, under the $60 million ATM. In 2021, we raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $60.0 million and $58.5 million, respectively, by issuing and selling 22,025,978 common shares and this ATM was fully utilized. The 2020 $60 million ATM program was terminated on October 14, 2021.

On September 29, 2021, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2021, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. Subsequent to December 31, 2021, and through to February 14, 2022, we raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In 2022, we have raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by selling and issuing 14,337,258 commons shares with a gross remaining available balance of $26.4 million under this ATM. Based on the share price of the Company of $3.58 as of April 21, 2023, it would have resulted in 7,386,354 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

Liquidity and covenant compliance

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars and cash and cash equivalents was $59.6 million and $34.7 million as of December 31, 2022 and December 31, 2021, respectively. Minor cash balances are held in NOK. Restricted cash was $3.7 million and $9.9 million as of December 31, 2022 and December 31, 2021, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

We monitor compliance with our financial covenants on a regular basis and as of December 31, 2022, we were in compliance with the financial covenants in our debt facilities. Historically, our financial minimum liquidity covenant of $30.0 million is the most sensitive covenant. However, we had a cash balance as of December 31, 2022, of $59.6 million.

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

We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. We apply an average of several broker estimates in combination with own estimates for the coming 12-months period. Freight rates have strengthened during 2022 with historically strong rates in the fourth quarter of 2022 and the first quarter of 2023. As such, our company generates significant positive cash flow from operations that can be used for dividends, investments or repayment of outstanding loan balances. Our 2019 Senior Secured Credit Facility matures in February 2024 and the remaining loan balance at maturity will have to be repaid from cash generated from operations in the preceding period, refinanced with a new loan or an extension of the agreed maturity date with the current lenders. In the first quarter of 2023, we have repaid $18.2 million on the facility and the loan-to-value ratio for the 2019 Senior Secured Credit Facility and the fourteen vessels used as collateral for the loan, is below 20%, based on an outstanding balance of $111.0 million as of the date of this report.

The Suezmax freight rates in the first quarter of 2023 has continued to generate significant positive earnings and we expect that additional loan repayments will be made during 2023 due to the excess cash flow mechanism included in the 2019 Senior Secured Credit Facility.

Given the current conditions of the Suezmax tanker market, which we and external market sources expect to continue at least until maturity of the 2019 Senior Secured Credit facility and the $30 million Accordion Loan in February 2024 and considering various reasonable sensitivities, we expect that we will be able to repay the debt from cash flows from operations. In the event there is shortfall, we have financial flexibility through utilization of the existing ATM program, sale of vessels or through extensions or refinancings.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2022, consist mainly of our obligations as borrower under our 2019 Senior Secured Credit Facility including our $30 million Accordion Loan and our obligations related to financing of our three 2018-built vessels and the two 2022 Newbuildings. For further information, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

    The following table sets out financing and contractual obligations outstanding as of December 31, 2022. In February 2023, we have repaid $15.2 million of the 2019 Senior Secured Credit Facility related to the excess cash flow mechanism calculated based on the earnings generated in the fourth quarter of 2022 and the amount is included in the table below as a contractual repayment. The excess cash flow mechanism could result in higher loan repayments than indicated below, if the Company generates excess cash from operations in future periods.

Contractual Obligations in $’000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2019 Senior Secured Credit Facility including Accordion Loan (1)	129,189	27,285	101,904	-	-
Interest Payments (2)	14,557	12,655	1,902	-	-
Financing of 2018-built Vessels (3)	95,950	8,711	18,673	20,408	48,158
Interest Payments (4)	35,088	8,116	13,870	10,396	2,706
Financing of 2022 Newbuildings (5)	84,851	5,500	11,015	11,000	57,336
Interest Payments (6)	52,760	7,728	13,956	11,907	19,169
Operating Lease Liabilities (7)	1,306	705	601	-	-
Total	413,701	70,700	161,921	53,711	127,369

 Notes:

(1)
Refers to obligation to repay indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2022. The facilities contain an excess cash flow mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.

(2)
Refers to the estimated interest payments over the term of indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2022. Estimate is based on applicable interest rate, agreed amortization and balance outstanding as of December 31, 2022.

(3)	Refers to obligation to repay indebtedness outstanding as of December 31, 2022 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2022, for the financing of the three 2018-built vessels. Estimate is based on applicable interest rate as of December 31, 2022.

(5)	Refers to obligation to repay indebtedness outstanding as of December 31, 2022 for the two 2022 Newbuildings.
(6)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2022, for the financing of the two 2022 Newbuildings. Estimate is based on applicable interest rate as of December 31, 2022.

(7)	Refers to the future obligation as of December 31, 2022, to pay for operating lease liabilities at nominal values.

As of December 31, 2022, we do not have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

Cash Flows

The following table shows our net cash flows from operating, investing and financing activities for the periods ended December 31, 2022, 2021 and 2020.

All figures in USD ‘000	2022	2021	2020
Net Cash Provided by (Used in) Operating Activities	24,134	(44,458)	110,944
Net Cash Used in Investing Activities	(14,343)	(3,465)	(17,476)
Net Cash Provided by Financing Activities	9,005	30,513	(93,075)
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted cash	18,796	(17,410)	393
Cash, Cash Equivalents and Restricted Cash at Beginning of Year	44,648	62,070	61,638
Cash, Cash Equivalents and Restricted Cash at End of Year	63,302	44,648	62,070

YEAR ENDED DECEMBER 31, 2022, COMPARED TO YEAR ENDED DECEMBER 31, 2021

Cash flows provided by / (used in) operating activities increased to $24.1 million for the year ended December 31, 2022, from ($44.5) million for the year ended December 31, 2021. The change in cash flows provided by operating activities is primarily due to increases in market rates achieved in 2022 compared to 2021.

Cash flows used in investing activities increased to ($14.3) million for the year ended December 31, 2022, compared to ($3.5) million for the year ended December 31, 2021. The increase of cash flows used in investing activities is primarily due to proceeds of $81.1 million from sale of vessels in 2022 compared to $14.3 million in 2021, offset by increased investment in vessels of $1.2 million in 2022 compared to 2021, and an increase in investment in vessels under construction in 2022 of $77.0 million compared to 2021 related to the delivery of the two newbuildings in May and June 2022.

Cash flows provided by financing activities decreased to $9.0 million for the year ended December 31, 2022, compared to cash flow provided by financing activities of $30.5 million for the year ended December 31, 2021. The decrease is primarily due to an increase of $ 13.0 million in distributed dividends in 2022 compared to 2021, a decrease of $31.0 million in proceeds from issuance of common stock in 2022 compared to 2021, increases of $63.1 million in repayments of borrowings and $3.5 million in repayments of vessel financing in 2022 compared to 2021, offset by an increase of $88.0 million in proceeds from borrowing activities related to the two newbuildings delivered to us in 2022.

    The cash, restricted cash and cash equivalents was $63.3 million (including $3.7 million in restricted cash) as of December 31, 2022.

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

Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Undiscounted future cash flows are estimated on a vessel by vessel basis if events or circumstances indicate that carrying amounts may not be recoverable. If the estimated undiscounted future cash flows expected from continued use of the vessel and its eventual disposal is less than the carrying amount of the vessel, the vessel is deemed to be impaired. When applicable, we also consider if there are other factors that impact the probability for disposal of a vessel at its fair value before the end of its useful life. If a vessel is deemed to be impaired, the impairment charge is recognized based on the difference between the fair value of the vessel and its carrying value. Fair value is based on broker estimates that could be adjusted if there are actual entity specific comparable transactions available.

We have recognized impairment charges on vessels for the year ended December 31, 2022, December 31, 2021, December 31, 2020 of $0.3 million, $60.3 million and $0.0 million, respectively. The impairment charge recorded in 2022 is related to a vessel classified as held for sale as of December 31, 2021, and as a result of a change in fair value before disposal, an impairment charge was recognized, and not due to any broader market-based impairment indicators being identified in 2022. The impairment charges of $60.3 million recognized in 2021 included an impairment loss of $8.9 million related to a Vessel Held for Sale that was presented at its fair value less cost to sell as of December 31, 2021.

As of December 31, 2022, as required under US GAAP, we have considered as a first step whether there were events or changes in circumstances that may indicate that the carrying value of our vessels may not be recoverable including a consideration of whether any of the key forward-looking assumptions applied in our 2021 impairment analysis, which included preparing estimates of future undiscounted cash flows, have developed negatively in 2022. There are several positive factors identified in 2022 in the areas we closely monitor, such as (1) the expected upturn in freight rates materialized including improved current earnings, (2) broker estimates for the coming years predict improved freight rates compared to broker estimates obtained one year ago, (3) a continued low order book for Suezmax tankers and (4) higher vessel values than a year ago despite adding one year of age to the vessels. We also monitor other external and internal factors including, but not limited to, our market capitalization, industry regulations, cost of operating the vessels and technological developments.  We have concluded that there were no impairment indicators present and accordingly, in following US GAAP, we have not prepared an analysis of future undiscounted cash flows for our vessels as of December 31, 2022.

When impairment indicators are identified, as in 2021, we develop estimates of future undiscounted cash flows, where we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. Many of these assumptions are relatively stable over time. However, charter rates are volatile and require management to apply significant judgment when assessing if impairment indicators are present, and when they are, for estimating future charter rates when preparing estimates of undiscounted cash flows.

The assumptions used to develop estimates of future undiscounted cash flows, when necessary, are based on historical trends as well as future expectations. The estimated net operating revenues are determined by considering an estimated daily time charter equivalent for the remaining operating days over the useful life of the vessel. The daily time charter equivalent rates are converted to annual forecasted revenues by multiplying the daily rate by the number of days in the year less days for expected off-hire and dry-docking. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance whether the actual outcome will be close to the estimates applied, as the tanker market is volatile in respect of both vessel values and charter rates, and we might experience changes in demand for transportation services, oil production, regulations and the size of the global tanker fleet.

The most important assumption in determining undiscounted cash flows, when necessary, is the estimated charter rates. Charter rates are volatile and the analyses have in prior periods been based on market rates obtained from third parties, in combination with historical achieved rates by us. We have historically applied an estimated daily time charter equivalents based on an average of several broker estimates for the first two years of our analysis. For the remaining period from year three and to the end of the useful life of each vessel, we have applied a daily time charter equivalent equalling the trailing fifteen-year historical company-specific average spot market rate. The broker estimates applied in year one and two are considered a more precise forecast as it captures the shorter-term expected market development of our business. The broker estimates are normally not available for a period exceeding two years. For year 3 and beyond, we believe that the 15-year historical company-specific average is a reasonable proxy for our expected cash flows as this average is most likely to encompass the charter rate cycles that our vessels will experience.

When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated residual value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have historically applied a compounded growth factor to the operating expenses, which is calculated based on the average increase in our operating expenses over the last fifteen years. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The residual value applied is a long term estimate based on an estimated market price of scrap per ton multiplied by lightweight tonnage of the vessel, less estimated cost associated with scrapping the vessel. The scrap price applied is less than the prevailing scrap price for steel and is based on observation over a longer period of time to capture both peaks and troughs in metal prices.  All vessels are maintained for and assumed to have a useful life of 25 years.

Further, we consider if there are present factors that impact the probability of disposal of a vessel before the end of its estimated useful life. These factors could include the current price of second-hand vessels, expected capital expenditure, prevailing freight rates and the price of oil. The second-hand prices of Suezmax vessels were attractive in 2021 and 2022 from a historical perspective and we have disposed of five vessels in 2022 that were subject to impairment charges in 2021. All vessels are held for use as of December 31, 2022.

In 2021, we disclosed that our 15-year historical company-specific average rate was $23,548, which was above the 2021 break-even rate of $22,023 that is the level that rates would have needed to fall to before the undiscounted cash flows were less than the carrying value for the first vessel in our fleet as of December 31, 2021. In 2022, we achieved a TCE rate of $24,725 and the five and ten-year average rates charter rates achieved by the Company increased from $18,259 and $20,160 for the periods 2017- 2021 and 2012 – 2021, to $20,397 and $21,466 for the periods from 2018-2022 and 2013-2022, respectively.  Our 15-year historical company-specific average rate and the breakeven rate as of December 31, 2022 were at approximately the same levels as in 2021.

The Total Fleet – Comparison of Carrying Value versus Market Value: During the past five years, the market values of vessels have experienced particular volatility for many vessel classes. Our fleet of Suezmax vessels experienced a positive valuation curve both in 2022 and 2021 with values at the end of 2022 above the valuations received at the end of 2021. The increase in 2021 was mainly driven by the increase in steel prices and the further increase in 2022 is considered as a reflection of the strengthening of the freight rates in the Suezmax tanker market. According to Clarkson Research 190 Suezmax tankers were sold and bought in total between 2018 and 2022, however such transactions may not be vessels as well maintained as the vessels in our fleet. For impairment testing, as described above, we perform our analysis on a vessel by vessel basis. However, as further described below, we believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to solely assess the value of each individual vessel.

Events and circumstances which could impact our estimates of future cash flows of our vessels, when developed, include:

•	Declines in prevailing market charter rates;

•	Delays in anticipated tanker market upturn;

•	Changes in behaviours and attitudes of our charterers towards actual and preferred technical, operational and environmental standards;

•	Changes in regulations over the requirements for the technical and environmental capabilities of our vessels; and

•	Increased inflation as a result of factors outside our control.

•	Changes in steel prices

•	Political uncertainty including changes in trading routes and demand

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

Vessel	Built	Deadweight Tons	Carrying Value $ (millions) Dec 31, 2022	Carrying Value $ (millions) Dec 31, 2021
Nordic Apollo	2003	159,998	14.5	16.5
Nordic Pollux	2003	150,103	19.0	18.0
Nordic Luna	2004	150,037	22.0	20.9
Nordic Castor	2004	150,249	19.1	19.8
Nordic Freedom	2005	159,331	30.6	31.8
Nordic Sprinter	2005	159,089	23.8	23.3
Nordic Skier	2005	159,089	22.3	24.7
Nordic Light	2010	158,475	41.6	44.6
Nordic Cross	2010	158,475	41.9	45.0
Nordic Vega*	2010	163,940	52.3	56.1
Nordic Breeze	2011	158,597	42.7	45.5
Nordic Zenith	2011	158,645	43.2	46.1
Nordic Star	2016	157,738	51.8	54.5
Nordic Space	2017	157,582	52.9	54.0
Nordic Tellus	2018	157,407	49.2	51.4
Nordic Aquarius	2018	157,338	47.9	50.1
Nordic Cygnus	2018	157,526	48.4	50.7
Nordic Hunter	2022	157,037	56.2	-
Nordic Harrier	2022	157,094	55.7	-

The carrying value of our vessels as of December 31, 2022 is $735.1 million. We have obtained broker estimates from two independent shipbrokers indicating a fair market value of our vessels held and used on a charter free basis to be $955.0 million, based on an average of the two estimates including the inherent uncertainty in such estimates. One vessel marked with an asterisk (*) has a fair market value that is lower than the carrying value. This vessel has also experienced a significant increase in its estimated fair value as of December 31, 2022, compared to the broker valuation received in 2021.

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

Depreciation is calculated based on cost less estimated residual value using the straight-line method. The residual value is estimated by management and reviewed periodically, where the market price of scrap per ton is considered and we are monitoring the development from period to period. For the financial year ended December 31, 2022, we have maintained the scrap value of $8.0 million in our estimates as the estimate is considered as a long-term estimate and we will observe a longer period of increased scrap values before adjusting our estimates.

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

The Company

Name	Age	Position
Herbjørn Hansson	75	Founder, Chairman, Chief Executive Officer, President and Director
Jim Kelly	69	Non-Executive Director
Jenny Chu	69	Non-Executive Director and Audit Committee Chairman
Alexander Hansson	41	Director
Bjørn Giaever	55	Chief Financial Officer

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

Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world’s largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine’s managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series “Iraq: Where Things Stand.” In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February 2012. Mr. Kelly was appointed as the Chairman of the Audit Committee on March 8, 2020. Ms. Jenny Chu took over the role as Chair of the Audit Committee in May 2022.

Jenny Chu was appointed to the Board of Nordic American Tankers on April 4, 2022. Ms. Chu is a US citizen, born in South-Korea, with more than 25 years of experience in the financial services industry working with wealth planning for ultra-high net worth individuals in Morgan Stanley, UBS, JP Morgan and Merrill Lynch Wealth Management. She was Managing Director at JP Morgan Securities and Senior Vice President for Merrill Lynch both in Century City, California, US. She is currently Head of Global Business Development in The Boars’ Club, a by-invitation private international investment club for principals of single family offices. She is a director at the Korean American Chamber of Commerce, member of the Korea Trade Investment Promotion Agency (KOTRA) and several other director- and memberships. Ms. Chu knows and has been a close contact for NAT for many years and she brings valuable knowledge, experience and network to NAT, both in the US and in Asia. Jenny Chu is currently the Chair of the Audit Committee

Alexander Hansson has been a director of the Company since November 2019 and has been employed by the Company since 2009. Mr. Hansson is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of the Company’s Chairman and Chief Executive Officer and he has built a network over the last 20 years in the shipping and finance sector. He has operated shipping and trading offices in London and Monaco. He studied at EBS Regents College in London, United Kingdom.

Bjørn Giaever joined the Company as Chief Financial Officer and Secretary on October 16, 2017. Mr. Giaever has over 25 years of experience in the shipping & offshore industry, holding key roles in corporate finance and equity research. He joined the Company from Fearnley Securities AS, where he served as partner and director in the Corporate Finance division. From 2006 to 2010, Mr. Giaever served as a senior corporate advisor in the John Fredriksen group in London. In addition, Mr. Giaever has been a top rated Shipping Analyst at DNB Markets and partner at Inge Steensland AS, specializing in chemical, gas and product shipping. Mr. Giaever holds a BSc in business and economics.

B.	Compensation

During the year ended December 31, 2022, we have paid aggregate cash compensation of $5.5 million to our directors and executive officers (five persons). The amount includes the cash compensation paid for managing our operations in Monaco. In addition, we have in 2022 expensed $0.3 million related to stock options granted to our directors and executive officers under the 2011 Equity Incentive Plan.

We entered into an agreement in 2020, whereby our Founder, Chairman, President and Chief Executive Officer has a right to have his present position until 2027, after which he may become non-executive Chairman as long as he lives. Our Chief Financial Officer has a regular contribution pension plan in line with the Company’s policy for employees.

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

In October 2019, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 1,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. On October 28, 2019, the Company granted 755,000 and 234,000 stock options with vesting over a period of two and three years, respectively, and an exercise price of $4.70 per share. In October 2021, the vesting period for the 755,000 stock options that originally vested in October 2021 was prolonged with one year. The stock options vested in October 2022 without any options being exercised as the strike price of the options was above the share price at the vesting date. After the expiration in October 2022, these options became eligible for re-distribution.

In November 2022, the 2011 Equity Incentive Plan was amended to reserve an additional 3,000,000 stock option for issuance to persons employed in the management of the Company and members of the Board of Directors. On November 1, 2022, we granted 3,990,000 stock options with vesting over a period of two years and an exercise price of $3.60 per share, adjusted for dividends in the period, to 21 persons amongst our directors, employees and consultants. The options are exercisable in a period of 12 months following the vesting date.

A copy of the Amended and Restated 2011 Equity Incentive Plan is filed as Exhibit 4.11 to this annual report.

C.	Board Practices

The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2022.  Our Board of Directors has established an Audit Committee, consisting of a single independent director, Ms. Chu.  Ms. Chu serves as the audit committee financial expert. The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, please see “Item 16G. Corporate Governance.”

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

D.	Employees

All our shore based employees have employment contracts and as of December 31, 2022, the Company had a total of about 18 full time employees. We have fixed contracts with three ship managers, which operate under our direct instructions. All seafarers onboard our vessels have employment contracts via the technical management companies.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors individually and as a group, please see “Item 7. Major Shareholders and Related Party Transactions.”

F.	Disclosure Of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of more than five percent of our common shares and (ii) our directors and officers, of which we are aware of the date of this annual report.

Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Hansson family (2)	6,305,659	3.02%
	Jim Kelly		*
	Jenny Chu		*
	Bjørn Giæver		*
	BlackRock, Inc (3)		5.82%
* Less than 1% of our common outstanding shares.

(1) Based on 208,796,444 common shares outstanding as of the date of this annual report.

(2) The holdings between our founder, chairman & CEO, Herbjørn Hansson, and Alexander Hansson, are reported herein. Alexander Hansson is holding 2,100,000 of these shares personally.

(3) Based solely on the Schedule 13G filed on February 3, 2023.

As of April 25, 2023, we had 465 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 208,796,444 Common Shares outstanding as of the date of this annual report.

B.	Related Party Transactions

Board Members and Employees:

We have an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. We have in 2022 paid operating cost of $1.2 million and fees associated with actual use. In 2022, 2021 and 2020, we recognized $0.3 million, $0.3 million and $0.1 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2022 and 2021 related to use of the asset.

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

Total cash dividends distributed in 2022 totalled $22.7 million. The quarterly cash dividend payments per share over the last 5 years have been as follows:

Period	2022	2021	2020	2019	2018
1st Quarter	$0.01	$0.02	$0.07	$0.04	$0.03
2nd Quarter	$0.02	$0.02	$0.14	$0.03	$0.01
3rd Quarter	$0.03	$0.01	$0.20	$0.01	$0.02
4th Quarter	$0.05	$0.01	$0.04	$0.02	$0.01
Total	$0.11	$0.06	$0.45	$0.10	$0.07

The Company declared a dividend of $0.15 per share in respect of the fourth quarter of 2022, which was paid to shareholders on March 28, 2023.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Since November 16, 2004, the primary trading market for our common shares has been the NYSE on which our shares are listed under the symbol “NAT.”

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We believe that we satisfied the Publicly-Traded Test for our 2022 taxable year since, on more than half the days of the taxable year, we believe the Company’s common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2022 taxable year.  Accordingly, we expect that our common shares will be considered to be “primarily and regularly traded on an established securities market” and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2022 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

    Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Nordic American Tankers Limited
Swan Building
26 Victoria Street
Hamilton, HM12, Bermuda.
Tel: +1 441 292 7202

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings under our 2019 Senior Secured Credit Facility including the $30.0 million Accordion Loan, Financing of 2018-built Vessels and Financing of 2022 Newbuildings.

Amounts borrowed under these borrowing agreements bear interest at a rate equal to LIBOR plus a margin.  As LIBOR is terminated as of June 30, 2023, our borrowing agreements will replace the LIBOR element with term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points, for the Financing of 2018-built Vessels and for the Financing of the 2022 Newbuildings, and with an interest rate based on Federal Funds Rate for the 2019 Senior Secured Credit Facility including the $30 million Accordion Loan. Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $3.1 million in our interest expense for the year ended December 31, 2022.

The Company is exposed to the spot Suezmax tanker market. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. The majority of our vessels are currently operated in the spot market and we only have three vessels on longer-term time charter agreements.  We believe that over time, spot employment generates premium earnings compared to longer-term employment.

We estimate that during 2022, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $6.8 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2022. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the U.S Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2022, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.	Attestation report of the registered public accounting firm.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein.

D.	Changes in internal control over financial reporting.

Other than the changes referred to below, there have been no changes in internal controls over financial reporting that occurred during the year covered by this Annual Report, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Remediation of Material Weakness.

As discussed in greater detail in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2021, management identified and disclosed a material weakness in our internal controls designed to timely assess, evaluate, and appropriately respond to circumstances involving a manual journal entry recorded as part of the consolidation process to reverse an impairment loss entry on vessels held and used, including timely and relevant communication to the Audit Committee.

Throughout 2022, we implemented and executed our remediation plan, as described in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2021 as follows:

•
implemented new measures to ensure unimpeded communications and reporting lines and responsibilities between all parties involved with financial reporting and internal control including the Audit Committee; and

•
re-emphasized roles and responsibilities and the requirement for employees to report concerns about any financial reporting or internal control matters that are deemed to be of concern and that all such matters must be reported to the Audit Committee who will have the full authority and resources to investigate matters; and

•	re-established roles and responsibilities over controls for manual journal entries recorded in consolidation; and

•	the Audit Committee worked with the full Board of Directors and evaluated enhancements to board level communications on financial reporting, internal controls and compliance.

We are committed to maintaining an effective internal control environment and we have concluded that the remedial actions taken would prevent a material misstatement of the Company’s consolidated financial statements related to manual journal entries recorded as part of the consolidation process to occur in the future. As such, management have concluded that it has successfully remediated the material weakness as of December 31, 2022.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ms. Chu, who serves as Chairman of the Audit Committee, qualifies as an “audit committee financial expert” under SEC rules, and that Ms. Chu is “independent” under applicable NYSE rules and SEC standards.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to all of the Company’s employees, including our chief executive officer, chief financial officer, principal accounting officer or controller.  The code of ethics may be downloaded at our website (www.nat.bm).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.	Audit Fees

Our Board of Directors has established preapproval and procedures for the engagement of the Company’s independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, Oslo, Norway, Auditor Firm ID: 1363, for the fiscal years ended December 31, 2022 and 2021, respectively, for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2022 and 2021.

FISCAL YEAR ENDED DECEMBER 31, 2022	$836,921
FISCAL YEAR ENDED DECEMBER 31, 2021	$886,650

B.	Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2022	$0
FISCAL YEAR ENDED DECEMBER 31, 2021	$0

C.	Tax Fees

Not applicable.

D.	All Other Fees

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

4.11	Amended and Restated 2011 Equity Incentive Plan

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

4.14
Equity Distribution Agreement dated September 29, 2021, by and between Nordic American Tankers Limited and B. Riley Securities, Inc. incorporated by reference to Exhibit 4.14 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with Securities and Exchange Commission on May 11, 2022.

4.15
Equity Distribution Agreement dated February 14, 2022, by and between Nordic American Tankers Limited and B. Riley Securities, Inc. incorporated by reference to Exhibit 4.15 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with Securities and Exchange Commission on May 11, 2022.

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

NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	April 27, 2023
Name: Herbjørn Hansson
Title: Founder, Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Nordic American Tankers Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2023 expressed an unqualified opinion on those consolidated financial statements.

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
April 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nordic American Tanker Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment indicators of vessels

As discussed in Note 4 to the consolidated financial statements, the carrying value of vessels as of December 31, 2022 was $735.1 million. As discussed in Note 2 to the consolidated financial statements, at each reporting date, the Company reviews its vessels for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of estimated cash flows, influenced primarily by future charter rates. The Company did not identify any indicators of impairment as at December 31, 2022.

We identified the assessment of indicators of impairment for vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s evaluation of events or circumstances that impact estimated cash flows, particularly estimated future charter rates including charter rates for the initial two-year period and for the remaining estimated useful life of the vessel. Changes in assumptions about estimated future charter rates could have a significant effect on the Company’s conclusion regarding indicators of impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s identification and evaluation of indicators of impairment, including an assessment of estimated future charter rates. We evaluated the Company’s estimated future charter rates for 2023 and 2024 by comparing the Company’s historical expected future charter rates to actual charter rates and comparing current expectations of charter rates to forecasts from brokers and publicly available information about the industry. To evaluate the Company’s estimated charter rates from 2025 to the end of the useful life of the vessel, we compared the Company’s estimated future charter rates to both Company specific historical results and to historical charter rates from brokers and publicly available information about the industry.

/s/ KPMG AS

We have served as the Company’s auditor since 2015.

Oslo, Norway
April 27, 2023

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2022	2021	2020
Voyage Revenues	339,340	191,075	354,619
Other Income	-	4,684	-
Voyage Expenses	(170,515)	(128,263)	(121,089)
Vessel Operating Expenses	(63,430)	(67,676)	(66,883)
Depreciation Expense	(50,421)	(68,352)	(67,834)
Impairment Loss on Vessels	(314)	(60,311)	-
Gain / (Loss) on Disposal of Vessels	6,005	-	-
General and Administrative Expenses	(18,798)	(15,620)	(17,586)
Net Operating Income (Loss)	41,867	(144,463)	81,227
Interest Income	-	3	96
Interest Expense	(27,055)	(26,380)	(31,481)
Other Financial Income (Expense)	312	(429)	255
Total Other Expenses	(26,743)	(26,806)	(31,130)
Net Income (Loss) Before Income Taxes	15,124	(171,269)	50,097
Income Tax Expense	(23)	(59)	(64)
Net Income (Loss)	15,101	(171,328)	50,033

Basic and Diluted Income (Loss) per Share	0.07	(1.05)	0.34
Basic and Diluted Average Number of Common Shares Outstanding	202,032,942	162,549,611	149,292,586

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2022	2021	2020
Net Income (Loss)	15,101	(171,328)	50,033
Other Comprehensive Income (Loss)
Translation Differences	(210)	(102)	157
Unrealized Gain (Loss) on Defined benefit plan	(22)	(163)	(76)
Other Comprehensive Income (Loss)	(232)	(265)	81
Total Comprehensive Income (Loss)	14,869	(171,593)	50,114

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND 2021
All figures in USD ‘000, except share and per share amount

	As of December 31,
Assets	2022	2021
Current Assets
Cash and Cash Equivalents	59,583	34,739
Restricted Cash	3,719	9,909
Accounts Receivable, Net	20,474	9,374
Prepaid Expenses	5,975	4,847
Inventory	25,430	20,873
Voyages in Progress	23,997	10,488
Other Current Assets	3,484	1,918
Vessels Held for Sale	-	14,960
Total Current Assets	142,662	107,108
Non-Current Assets
Vessels	735,134	715,263
Vessels under Construction	-	24,270
Right of Use Assets	1,209	1,857
Other Non-Current Assets	878	2,654
Total Non-Current Assets	737,221	744,044
Total Assets	879,883	851,152

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	6,960	6,552
Accrued Voyage Expenses	11,315	14,985
Other Current Liabilities	14,439	8,561
Current Portion of Long-Term Debt	39,700	37,547
Total Current Liabilities	72,414	67,645
Non-Current Liabilities
Long-Term Debt	266,337	283,411
Operating Lease Liabilities	535	1,149
Other Non-Current Liabilities	615	724
Total Non-Current Liabilities	267,487	285,284

Commitments and Contingencies	-	-

Shareholders’ Equity
Common Stock, par value $0.01 per share 360,000,000 authorized, 208,796,444 and 183,694,196 issued and outstanding at December 31, 2022 and December 31, 2021, respectively.	2,087	1,836
Additional Paid-In Capital	188,801	139,480
Contributed Surplus	507,134	529,816
Accumulated Other Comprehensive Loss	(1,813)	(1,581)
Retained Earnings (Accumulated Deficit)	(156,227)	(171,328)
Total Shareholders’ Equity	539,982	498,223
Total Liabilities and Shareholders’ Equity	879,883	851,152

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
All figures in USD ‘000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 1, 2020	147,230,634	42,000	1,472	38,499	567,202	(1,396)	(10,352)	595,424
Net Income	-	-	-	-	-	-	50,033	50,033
Common Shares Issued, net of $0.7 million issuance cost	4,215,478	-	42	20,628	-	-	-	20,670
Other Comprehensive Loss	-	-	-	-	-	81	-	81
Share Based Compensation	-	-	-	285	-	-	-	285
Dividends Distributed	-	-	-	-	(27,686)	-	(39,566)	(67,242)
Balance at December 31, 2020	151,446,112	42,000	1,514	59,412	539,516	(1,316)	-	599,126
Net Loss	-	-	-	-	-	-	(171,328)	(171,328)
Common Shares Issued, net of $2.3 million issuance cost	32,248,084	-	322	79,729	-	-	-	80,051
Other Comprehensive Loss	-	-	-	-	-	(265)	-	(265)
Share Based Compensation	-	(42,000)	-	339	-	-	-	339
Dividends Distributed	-	-	-	-	(9,700)	-	-	(9,700)
Balance at December 31, 2021	183,694,196	-	1,836	139,480	529,816	(1,581)	(171,328)	498,223
Net Income	-	-	-	-	-	-	15,101	15,101
Common Shares Issued, net of $1.4 million issuance cost	25,102,248	-	251	48,845	-	-	-	49,096
Other Comprehensive Loss	-	-	-	-	-	(232)	-	(232)
Share Based Compensation	-	-	-	476	-	-	-	476
Dividends Distributed	-	-	-	-	(22,682)	-	-	(22,682)
Balance at December 31, 2022	208,796,444	-	2,087	188,801	507,134	(1,813)	(156,227)	539,982

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
All figures in USD ‘000

	Year Ended December 31,
Cash Flows from Operating Activities	2022	2021	2020
Net Income (Loss)	15,101	(171,328)	50,033
Reconciliation of Net Loss to Net Cash Provided by Operating Activities
Depreciation Expense	50,421	68,352	67,834
Impairment Loss on Vessels	314	60,311	-
(Gain) / Loss on Disposal of Vessels	(6,005)	-	-
Change in Fair Value of Investment Securities	-	-	224
Drydock Expenditure	(8,215)	(7,318)	(21,045)
Amortization of Deferred Finance Costs	3,589	2,989	4,354
Share-based Compensation	476	339	285
Other, net	84	502	(810)

Changes in Operating Assets and Liabilities
Accounts Receivables	(11,100)	(3,025)	18,109
Inventory	(4,558)	(1,465)	3,068
Prepaid Expenses and Other Current Assets	(2,694)	286	(330)
Accounts Payable and Accrued Liabilities	230	11,743	(19,258)
Voyages in Progress	(13,509)	(5,844)	8,480
Net Cash Provided by / (Used In) Operating Activities	24,134	(44,458)	110,944

Cash Flows from Investing Activities
Investment in Vessels	(5,116)	(3,868)	(6,845)
Investment in Other Fixed Assets	-	(589)	(233)
Investment in Newbuilds	(90,301)	(13,270)	(11,000)
Sale of Vessels	81,074	14,262	-
Proceeds from Sale of Investment Securities	-	-	602
Net Cash (Used In) / Provided by Investing Activities	(14,343)	(3,465)	(17,476)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	49,096	80,051	20,713
Proceeds from Borrowing Activities	-	-	29,300
Proceeds from Vessel Financing	88,000	-	-
Repayment of Vessel financing	(11,476)	(7,958)	(7,630)
Repayments on Borrowing Facility	(93,933)	(30,780)	(67,896)
Transaction Costs Borrowing Facilities	-	(1,100)	(320)
Dividends Distributed	(22,682)	(9,700)	(67,242)
Net Cash Provided by / (Used In) Financing Activities	9,005	30,513	(93,075)
Net Increase / (Decrease) in Cash, Cash Equivalents, and Restricted Cash	18,796	(17,410)	393
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	44,648	62,070	61,638
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(142)	(12)	39
Cash, Cash Equivalents, and Restricted Cash at End of Year	63,302	44,648	62,070
Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	59,583	34,739	57,847
Restricted Cash	3,719	9,909	4,223
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	63,302	44,648	62,070
Cash Paid for Taxes	59	64	71
Cash Paid for Interest, Net of Amounts Capitalized	23,455	23,392	27,128

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

The Company is an international tanker company that has a fleet of 19 Suezmax tankers as of December 31, 2022. The Company has in 2022 disposed of five vessels built in 2002 and 2003 and taken delivery of two newbuildings from Samsung shipyard in South Korea. The vessels in the fleet are considered homogeneous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo. The fleet of 19 Suezmax tankers are predominantly employed in the spot market, together with four vessels on longer term time charter agreements, where the two newbuildings delivered in 2022 are chartered out on six-year time charter agreements that commenced directly after delivery from the shipyard in May and June 2022 and further two vessels are chartered out on agreements expiring in late 2023 with an option to extend the agreement for a year for one of these vessels.

The Company’s Fleet

The Company’s fleet as of December 31, 2022, consists of 19 Suezmax crude oil tankers of which the vast majority have been built in Korea.

Vessel	Built in	Deadweight Tons
Nordic Apollo	2003	159,998
Nordic Pollux	2003	150,103
Nordic Castor	2004	150,249
Nordic Luna	2004	150,037
Nordic Freedom	2005	159,331
Nordic Skier	2005	159,089
Nordic Sprinter	2005	159,089
Nordic Cross	2010	158,475
Nordic Light	2010	158,475
Nordic Vega	2010	163,940
Nordic Breeze	2011	158,597
Nordic Zenith	2011	158,645
Nordic Star	2016	157,738
Nordic Space	2017	157,582
Nordic Aquarius	2018	157,338
Nordic Cygnus	2018	157,526
Nordic Tellus	2018	157,407
Nordic Harrier	2022	157,094
Nordic Hunter	2022	157,037

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Time Charters: Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the Company pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. Revenues from time charter contracts where the Company is a lessor are accounted for as fixed rate operating leases under ASC 842 Leases and are recognized daily over the term of the charter. Time charter revenues are generally billed to the customers on a monthly basis in advance before and through the charter period. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved. The Company has applied the practical expedient to not separate non-lease components from the associated lease component and instead to account for those components as a single component if the non-lease component otherwise would be accounted for under the new revenue guidance (ASC 606); and both of the following are met: (1) the timing and patterns of transfer of the non-lease component and associated lease are the same; and (2) the lease component, if accounted for separately, would be classified as  an operating lease. The pattern of revenue recognition has not changed as a result of implementation of ASC 842 Leases.

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

Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Undiscounted future cash flows are estimated on a vessel by vessel basis if events or change in circumstances indicate that carrying amounts may not be recoverable. When applicable, estimates of future undiscounted cash flows are prepared and include assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The Company estimates the daily time charter equivalent for the remaining operating days, utilizing available market data for spot market rates for the initial two-year period and the most recent fifteen-year historical company-specific average rates for the remaining estimated life of the vessel. Useful economic life is assumed to be 25 years from the delivery of the vessel from the shipyard. The Company may apply a probability-weighted approach when estimating undiscounted cash flows if multiple outcomes are reasonably possible, such as vessel sales or to account for estimation uncertainty. The long-term residual value used in the impairment test is estimated to be $8.0 million per vessel. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to its fair value, by recording an impairment charge. The impairment loss is determined by the difference between the carrying amount of the asset and its fair value. Fair value is based on broker estimates that could be adjusted if there are actual entity specific comparable transactions available.

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

Two of the Company’s wholly-owned subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 22% for the years ended December 31, 2022, 2021 and 2020, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2022, 2021 and 2020 was $23,000, $59,000 and $64,000, respectively. Deferred tax assets related to these entities are inconsequential. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

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

For the years ending December 31, 2022, December 31, 2021 and December 31, 2020, one customer accounted for 12.2%, 12.5% and 11.4% of the voyage revenues, respectively.

Accounts receivable, Net, as of December 31, 2022, and December 31, 2021, were $20.5 million and $9.4 million, respectively. As of December 31, 2022, three charterers accounted for 54% of the outstanding accounts receivable, each representing 29.8%, 13.3% and 10.9% of the balance. As of December 31, 2021, three charterers accounted for 48% of the outstanding accounts receivable, each representing 22.3%, 13.3% and 12.4% of the balance.  Accounts Receivable, Net, as of December 31, 2022, and December 31, 2021 are net of a provision for credit losses of $130,000 and $75,000, respectively.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (ASC 848) which provides relief for companies preparing for discontinuation of interest rates such as LIBOR. A contract modification is eligible to apply the optional relief to account for the modifications as a continuation of the existing contracts without additional analysis and consider embedded features to be clearly and closely related to the host contract without reassessment, if all of the following criteria are met: (i) contract references a rate that will be discontinued; (ii) modified terms directly replace (or have potential to replace) this reference rate; and (iii) changes to any other terms that change (or have potential to change) amount and timing of cash flows must be related to replacement of the reference rate. Relief provided by this ASU is optional and expires December 31, 2024.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (ASC 848) to refine the scope of ASC 848 and to clarify some of its guidance. The Company has determined that its primary exposure to LIBOR is in relation to its floating rate borrowing facilities to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates. We expect no material effects from these transitions and we refer to footnote 8 for further details related to amendments agreed with lenders subsequent to December 31, 2022.

3.	REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split:

All figures in USD ‘000	2022	2021	2020
Spot Charter Revenues	296,810	170,242	274,217
Time Charter Revenues	42,530	20,833	80,402
Total Voyage Revenues	339,340	191,075	354,619

The future minimum revenues as at December 31, 2022 related to time charter revenues are as follows:

All figures in USD ‘000	Amount
2023	35,653
2024	17,202
2025	17,155
2026	17,155
2027 and thereafter	24,561
Total Future Minimum Revenues	111,726

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations. As of December 31, 2022 and December 31, 2021, the Company has capitalized fulfilment cost of $1.3 million and $1.1 million, respectively.

4.	VESSELS

Vessels consists of the carrying value of 19 and 21 vessels for the year ended December 31, 2022 and December 31, 2021, respectively. Vessels includes capitalized drydocking costs. One vessel is presented as Held for Sale as of December 31, 2021, and is presented as a disposal in the table below.

All figures in USD ‘000	2022	2021
Vessels Cost as of January 1	1,244,148	1,316,463
Additions Vessels*	117,677	3,868
Disposals Vessels	(282,829)	(76,183)
Drydocking Cost as of January 1	80,047	82,227
Additions Drydocking	12,774	7,881
Disposals Drydocking	(24,497)	(10,061)
Total Cost Vessels and Drydocking	1,147,320	1,324,195
Less Accumulated Depreciation	(398,113)	(557,527)
Less Accumulated Impairment Loss on Vessels	(14,073)	(51,405)
Net Book Value Vessels as of December 31	735,134	715,263
Vessel Held for Sale	-	14,960

*The Company presented as of December 31, 2021, $24.3 million as Vessels under Construction related to payments under the shipbuilding contracts for the two newbuildings delivered in 2022 from Samsung shipyard in South Korea. Upon delivery of these two vessels in 2022, the Company transferred the balance from Vessels under Constructions to Vessels, and as such the $117.7 million presented as Additions Vessels in 2022 in the table above includes the $24.3 million referred to above. The book value of the two vessels delivered in 2022 are $56.2 million and $55.7 million as of December 31, 2022, and the vessels are chartered out on longer term time charter agreements. We refer to footnote 3 for further information.

Impairment and Gain (Loss) on Disposal of Vessels

The Company has recorded impairment losses on vessels of $0.3 million, $60.3 million and $0 for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. The impairment charge recorded in 2022 is related to a vessel classified as held for sale as of December 31, 2021, and as a result of a change in fair value before being disposed of in 2022.

If events or change in circumstances indicate that carrying amounts may not be recoverable, the Company reviews its vessels for impairment on an asset by asset basis by comparing the carrying value of its vessels to estimated undiscounted cash flows for the remaining useful life of its vessels. If applicable, the Company develops undiscounted future cash flows for the remaining useful life of the vessels with assumptions and estimates made based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated charter rates. Charter rates are volatile and the analysis have in prior periods been based on market rates obtained from third parties, in combination with historical achieved rates by the Company.

The impairment charge of $60.3 million recorded in 2021 was related to six vessels built in the period from 2002 to 2003 and included an impairment charge of $8.9 million related to a vessel presented as Held for Sale at December 31, 2021. In 2022, five of these vessels have been sold with an accumulated gain of $6.0 million. The gain relates in all material respects to the last vessel sold in October 2022, as a result of increasing second-hand vessel prices throughout 2022. No events or change in circumstances were identified as of December 31, 2022, that indicated that the carrying values may not be recoverable.

5.	RELATED PARTY TRANSACTIONS

The Company has an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. The Company has in 2022 paid operating cost of $1.2 million and fees associated with actual use. In 2022, 2021 and 2020, the Company recognized an expense of $0.3 million, $0.3 million and $0.1 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2022 or December 31, 2021.

6.	OTHER NON-CURRENT ASSETS

All figures in USD ‘000	2022	2021
Fixture, Furniture and Equipment	730	756
Prepaid Financing Cost	-	1,100
Other	148	798
Total as of December 31,	878	2,654

7.	SHARE-BASED COMPENSATION PLAN

In 2011, the Board of Directors decided to establish an incentive plan and the Company has amended its 2011 Equity Incentive Plan (the “Plan”) in 2015, 2019 and 2022. 4,000,000 stock options are authorized under the Plan, as of December 31, 2022.

Stock Option Awards

In October 2019, the 2011 Equity Incentive Plan was amended to reserve an additional 1,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors. The Company granted 755,000 and 234,000 stock options with vesting over a period of two and three years, respectively, and an exercise price of $4.70 per share. In October 2021, the vesting period for the 755,000 stock options that originally vested in October 2021 was prolonged with one year. In October 2022, 989,000 stock options vested without any options being exercised as the strike price was above the share price at the vesting date. After the expiration in October 2022, these options became eligible for re-distribution.
In November 2022, the 2011 Equity Incentive Plan was amended to reserve an additional 3,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors. The Company granted 3,990,000 stock options with vesting over a period of two years and an exercise price of $3.60 per share, adjusted for dividends. The options are exercisable in a period of twelve months following the vesting date.

The Company used the Black-Scholes option pricing model to measure the grant date fair value of the options with the following assumptions applied to the model;
Assumptions
Volatility	69.0%
Dividend yield*	0.0%
Risk-free interest rate	4.54%
Weighted-average grant date fair value	$1.15

*Applied nil as the exercise price is adjusted for dividends

The expected volatility was based on historical volatility observed from historical company-specific data during the two years prior to the grant date. The compensation expense related to the stock option awards was $0.4 million, $0.2 million and $0.3 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively, and the remaining unrecognized cost as of December 31, 2022, related to non-vested stock options was $4.2 million with a remaining average remaining vesting period of 1.8 years. No forfeitures have occurred and no stock options were exercisable as of December 31, 2022.

8.	LONG-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

The Company has two lenders financing its fleet of nineteen Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by all vessels built prior to 2017, and (2) the Financing of 2018-built vessels that is related to the three vessels built in 2018 and the Financing of 2022 Newbuildings that is related to the two vessels built in 2022.

2019 Senior Secured Credit Facility and $30 million Accordion Loan:

On February 12, 2019 the Company entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over the vessels (excluding the three vessels delivered in 2018 and the two newbuildings delivered in 2022, see further description below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating interest rate and matures in February 2024. Further, the agreement contains an excess cash mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. Net proceeds obtained from sale of a vessel used as security are at the lender’s discretion subject to repayment of the outstanding loan balance. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, the Company entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating interest rate and matures in February 2024. Excess cash flow payments as described above are applied to the balance of the 2019 Senior Secured Credit Facility before being applied to the $30 million Accordion Loan. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, the same financial covenants and repayment clauses.

As of December 31, 2021, the Company had $223.1 million drawn under its 2019 Senior Secured Credit Facility, where $29.5 million, net of deferred financing cost of $2.3 million, was presented as Current Portion of Long-Term Debt that included $14.9 million in debt associated with Vessel Held for Sale.

The Company has repaid $93.9 million of the facility in the twelve months ended December 31, 2022. As of December 31, 2022, the total outstanding balance was $129.2 million. The Company has presented $25.8 million, net of deferred financing cost of $1.5 million, under Current Portion of Long-Term Debt. Earnings generated in the fourth quarter of 2022 resulted in an additional payment of $15.2 million related to the excess cash flow mechanism that was paid in February 2023.

Subsequent to December 31, 2022, the Company has repaid in total $18.2 million, including the excess cash flow payment of $15.2 million described above, and the total outstanding balances as of the date of this report is $111.0 million.

The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it carries a variable interest rate.

Financing of 2018-built Vessels

The three vessels were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The purchase options have to be declared six months in advance of the sixty or eighty-four months’ anniversaries for each vessel and the Company has as of the date of this report elected not to exercise any of the options related to the sixty-month anniversary. The financing agreements for the three vessels have a total effective interest rate as of December 31, 2022, ranging from 8.08% to 9.86% including a floating LIBOR element that is subject to annual adjustment. Subsequent to December 31, 2022, the Company has agreed a replacement of the LIBOR element with a term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $96.0 million and $104.3 million as of December 31, 2022 and 2021, respectively, where $8.5 million and $8.1 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of 2022 Newbuildings

In 2020, the Company announced that it had entered into financing agreements for the two Suezmax newbuildings delivered in 2022. The two vessels, Nordic Harrier and Nordic Hunter, were delivered from Samsung shipyard in May and June 2022. Under the terms of the financing agreement, the lender has provided financing of  80.0% of the purchase price for each of the two newbuildings. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels for $16.5 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the two vessels had a total effective interest rate as of December 31, 2022, ranging from 8.94% to 9.24% including a floating LIBOR element that is subject to quarterly adjustments. Subsequent to December 31, 2022, the Company has agreed a replacement of the LIBOR element with a term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points. The financing agreements contain certain financial covenants requiring the Company on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $84.9 million and $0 as of December 31, 2022 and 2021, respectively, where $5.4 million and $nil million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

As of December 31, 2022, the aggregate annual principal payments required to be made under the Company’s outstanding debt facilities are as follows:

Debt repayments in $'000s*	Total	2023	2024	2025	2026	2027	More than 5 years
2019 Senior Secured Credit Facility including the $30 mill Accordion Loan	129,189	27,285	101,904	-	-	-	-
Financing of 2018-built Vessels	95,950	8,711	9,138	9,534	9,974	10,434	48,159
Financing of 2022 Newbuildings	84,851	5,500	5,515	5,500	5,500	5,500	57,336
Total	309,990	41,496	116,557	15,034	15,474	15,934	105,495

The table above includes contractual repayments for the 2019 Senior Secured Credit Facility and the excess cash flow mechanism could result in higher loan repayments than indicated above, if the Company generates excess cash from operations.

The Company monitors compliance with financial covenants on a regular basis and as at December 31, 2022, the Company was in compliance with the financial covenants in its debt facilities. The financial minimum liquidity covenant of $30.0 million has historically been the most sensitive covenant. As of December 31, 2022, the cash balance of the Company was $59.6 million.

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

The Company prepares cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. The Company applies an average of several broker estimates in combination with own estimates for the coming 12-months period. Freight rates have strengthened during 2022 with historically strong rates in the fourth quarter of 2022 and the first quarter of 2023. As such, the Company generates significant positive cash flow from operations that can be used for dividends, investments or repayment of outstanding loan balances. Our 2019 Senior Secured Credit Facility matures in February 2024 and the remaining loan balance at maturity will have to be repaid from cash generated from operations in the preceding period, refinanced with a new loan or an extension of the agreed maturity date with the current lenders. In the first quarter of 2023, the Company has repaid $18.2 million on the facility and the loan-to-value ratio for the 2019 Senior Secured Credit Facility and the fourteen vessels used as collateral for the loan, is below 20%, based on an outstanding balance of $111.0 million as of the date of this report.

The Suezmax freight rates in the first quarter of 2023 has continued to generate significant positive earnings and the Company expects that additional loan repayments will be made during 2023 due to the excess cash flow mechanism included in the 2019 Senior Secured Credit Facility.

Given the current conditions of the Suezmax tanker market, which the Company and external market sources expect to continue at least until maturity of the 2019 Senior Secured Credit facility and the $30 million Accordion Loan in February 2024 and considering various reasonable sensitivities, the Company expects that it will be able to repay the debt with cash flows from operations. In the event there is shortfall, the Company considers that it has financial flexibility through utilization of the existing ATM program, sale of vessels or through extensions or refinancings.

9.	INTEREST EXPENSES

Interest expenses consist of interest expense on the long-term debt and amortization of deferred financing costs related to the facilities described in Note 8.

All figures in USD ‘000	2022	2021	2020
Interest Expenses, net of capitalized interest	23,455	23,392	27,127
Amortization of Deferred Financing Costs	3,600	2,988	4,354
Total Interest Expenses	27,055	26,380	31,481

For the years ended December 31, 2022, 2021 and 2020, $0.8 million, $1.5 million and $0.1 million of interest expenses were capitalized, respectively.

10.	OTHER CURRENT LIABILITIES

All figures in USD ‘000	2022	2021
Accrued Expenses	6,472	4,000
Other Liabilities	1,821	1,804
Deferred Revenues	6,146	2,757
Total as of December 31,	14,439	8,561

11.	EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD except number of shares and earnings (loss) per common share	2022	2021	2020
Numerator:
Net Income (Loss)	15,101	(171,328)	50,033
Denominator:
Basic - Weighted Average Common Shares Outstanding	202,032,942	162,549,611	149,292,586
Dilutive – Weighted Average Common Shares Outstanding	202,032,942	162,549,611	149,292,586
Earnings (Loss) per Common Share:
Basic	0.07	(1.05)	0.34
Diluted	0.07	(1.05)	0.34

Potentially dilutive equity instruments include unexercised stock options described in note 7 and additional dilution could result from the use of the ATM offering as further described in note 12.

12.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of January 1, 2020	360,000,000	147,230,634	1,472
$40 million ATM	-	4,215,478	42
Balance as of December 31, 2020	360,000,000	151,446,112	1,514
$60 million 2020 ATM	-	22,025,979	220
$60 million 2021 ATM	-	10,222,105	102
Balance as of December 31, 2021	360,000,000	183,694,196	1,836
$60 million 2021 ATM	-	10,764,990	108
$60 million 2022 ATM	-	14,337,258	143
Balance as of December 31, 2022	360,000,000	208,796,444	2,087

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

On September 29, 2021, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2021, the Company had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. In the period from January 1 through to February 14, 2022, the Company raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In 2022, the Company has raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by selling and issuing 14,337,258 commons shares with a remaining available balance of $26.4 million under this ATM. Based on the share price of the Company of $3.58 as of April 21, 2023, it would have resulted in 7,386,354 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

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

The Share Premium Fund was $167.1 million and $118. million as of December 31, 2022 and 2021, respectively. Credits and charges to Additional Paid in Capital were a result of the accounting for the Company’s share based compensation programs and issuance of shares.

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

For the year ended December 31, 2022, the Company paid a dividend of $22.7 million that was charged to the Contributed Surplus Account. For the year ended December 31, 2021, the Company paid a dividend of $9.7 million that was charged to the Contributed Surplus Account. The Company’s Contributed Surplus account was $507.1 million and $529.8 million as of December 31, 2022 and 2021, respectively.

Shareholders’ Rights Plan

On June 16, 2017, the Board of Directors adopted a new shareholders’ rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017 to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company’s common shares. As at December 31, 2022, no shares were issued pursuant to the plan.

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

No material claims have been filed against the Company for the fiscal years ended December 31, 2022 and 2021.

The Company’s newbuilding program was completed in 2022 with the delivery of the two Suezmax newbuildings in May and June 2022 from Samsung shipyard in South Korea and as such, the Company does not have any material commitments outside the ordinary operations of the Company.

14.	FINANCIAL INSTRUMENTS AND OTHER FAIR VALUE DISCLOSURES

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

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value for those assets that are recorded on the Balance Sheet at fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other financial assets.

-	The carrying value of cash and cash equivalents and marketable securities, is a reasonable estimate of fair value.
-	The estimated fair value for the long-term debt is considered to be approximately equal to the carrying values since it bears spreads and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2022 and 2021, are as follows:

All figures in USD ‘000 Recurring:	Fair Value Hierarchy Level	2022 Fair Value	2022 Carrying Value	2021 Fair Value	2021 Carrying Value
Cash and Cash Equivalents	1	59,583	59,583	34,739	34,739
Restricted Cash	1	3,719	3,719	9,909	9,909
2019 Senior Secured Credit Facility including $30 million Accordion Loan	2	(129,189)	(127,600)	(223,122)	(218,243)
Financing of 2018-built Vessels	2	(95,950)	(94,622)	(104,277)	(102,715)
Financing of 2022 Newbuildings	2	(84,851)	(83,815)	-	-
Non-recurring:
Vessels* (footnote 4)	2	-	-	93,710	93,710

* Vessels measured at fair value are included as part of the Vessels and Vessel Held for Sale balances of $715.3 million and $15.0 million, respectively, in our consolidated balance sheet as of December 31, 2021, and the presentation of these vessels is related to the impairment charges recorded in 2021 and presentation of the applicable vessels at their then fair value.

15.	SUBSEQUENT EVENTS

On February 27, 2023, the Company declared a cash dividend of $0.15 per share in respect of the results for the fourth quarter of 2022. The dividend of $31.3 million was paid on March 28, 2023.