Form 20-F
period 2023-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2024-04-29
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were outstanding 208,796,444 common shares of the Registrant, $0.01 par value per share.

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

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in the petroleum production levels set by the Organization of the Petroleum Exporting Countries (“OPEC”), and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions or events including “trade wars”, potential disruption of shipping routes due to accidents or political events, severe weather conditions, natural disasters, the length and severity of future epidemics and pandemics and their impact on the demand for seaborne transportation in the tanker sector, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

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

•	Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
•	A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

•	The value of our vessels may be depressed at the time we decide to sell a vessel.
•	An over-supply of Suezmax tanker capacity may lead to reductions in charter rates, vessel values, and profitability.
•	Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.
•	Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.
•
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

•	If we do not manage relationships with customers or successfully integrate any acquired Suezmax tankers, we may not be able to grow or effectively manage our growth.
•	Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate fluctuations, which could negatively affect our results of operations.
•	The operation of Suezmax tankers involves certain unique operational risks.
•	We operate our Suezmax tankers worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.
•	Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
•	If we purchase secondhand vessels, we may not receive warranties from the builder and operating cost may increase as a result of aging of the fleet.
•	Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.
•	An increase in operating costs would decrease earnings and dividends per share.
•	We may be unsuccessful in competing in the highly competitive international Suezmax tanker market.
•	We are subject to laws and regulations which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
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

•	Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
•	We are incorporated in Bermuda and it may not be possible for our investors to enforce U.S. judgments against us.
•	We may have to pay tax on United States source income, which would reduce our earnings.
•	If the United States Internal Revenue Service were to treat us as a “passive foreign investment company,” that could have adverse tax consequences for United States shareholders.
•	Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
•	We may become subject to taxation in Bermuda which would negatively affect our results.
•	As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in another offshore jurisdiction, our operations may be subject to economic substance requirements.

Risks Related to Our Business and Financial Condition

If the Suezmax tanker industry, which historically has been cyclical and volatile, is depressed in the future, our revenues, earnings and available cash flow may decrease.

It should be noted that we are specializing in Suezmax tankers. Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of and demand for tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. The armed conflicts in Ukraine and in Israel and Gaza have continued to disrupt energy production and trade patterns, including shipping in the Black Sea, Red Sea and elsewhere, and its impact on energy demand and costs is expected to remain uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

The factors that influence demand for tanker capacity include:

•	supply of and demand for oil and oil products;

•
global and regional economic and political conditions and developments, including developments in international trade, including the increased vessel attacks and piracy in the Red Sea in connection with the conflict between Israel and Hamas, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

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

•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas, and potential physical disruption of shipping routes as a result thereof;

•	any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries;

•	economic slowdowns caused by public health events such as the diseases and viruses affecting livestock and humans including pandemics; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	the demand for alternative energy resources;

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	technological advances in tanker design and capacity, propulsion technology and fuel consumption efficiency;

•	tanker charter rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	with respect to tanker vessel supply, demand for alternative sources of energy and supply and demand for energy resources and oil and petroleum products;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	developments in international trade, including refinery additions and closures;

•	the phasing of maritime shipping into the EU Emission Trading Scheme (the “ETS”), which applies to all large ships of 5,000 gross tonnage or above;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

In 2023, the tanker market was strongly impacted by geopolitical events. United States and EU/G7 sanctions against Russian oil products officially took effect on February 5, 2023, which reinforced the trade on tonne mile recalibration that had already begun in 2022 in anticipation of the sanctions. In early October 2023, a military conflict in the Middle East and subsequent attacks in the region and against vessels forced several vessels to reroute away from the Red Sea. This added to the ton-mile growth already seen from the sanctions against Russia.

Geopolitical factors and restrictions on Panama Canal transits similarly resulted in longer sailing patterns. The consequent trade recalibration towards longer haul trade led to a change in tanker freight rates towards higher average levels and increased rate volatility.

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

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the low number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to be muted, but there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results, including possible impairment charges against our earnings.

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

The 20 vessels that we currently operate are primarily employed in the spot market with the two 2022-built vessels chartered out on six-year time charter agreements, and two vessels on longer term time-charter agreements expiring in the latter part of 2024. We are therefore highly dependent on spot market charter rates. The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We will be exposed to prevailing charter rates in the crude tanker sectors when these vessels’ existing charters expire, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand.

The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations, including impairment charges against our earnings, and financial condition.

Changes in the price of fuel and regulations may adversely affect our profits.

Fuel, including bunkers, is a significant, if not the largest, expense in our shipping operations, and changes in the price of fuel may adversely affect our profitability.  The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict between Russia and Ukraine and between Israel and Hamas, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, is volatile. In 2023, the BDTI followed seasonal patterns with less volatility than seen in 2022, with the average for the year coming in at 1,149, slightly lower than the 1,390 reached in 2022. The 2022-numbers are somewhat inflated by the Russian invasion in Ukraine and the following sanctions regime. The Baltic Exchange omitted two Russia related trade routes from the BDTI index from 4Q 2022 that helps explain the lower average for 2023.  During 2023, the BDTI reached a high of 1,648 and a low of 713 compared to a high of 2,496 and a low of 679 in 2022. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been strong with a high of 1,250 and a low of 563 in 2023. This compares to a high of 2,143 and a low of 543 in 2022. Similar to the BDTI, the BCTI saw higher volatility and higher levels in 2022 compared to 2023 due to trades included in the index that was not necessarily representative for the broader tanker market. Although slightly lower, markets in 2024 have continued their solid performance, and the BDTI and BCTI were at 1,173 and 995, respectively, as of April 16, 2024.There can be no assurance that the crude oil and petroleum products charter market will increase or continue at the current levels, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products,  the inventories of crude oil and petroleum products in the United States and in other industrialized nations,  oil refining volumes,  oil prices, and any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries.

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

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of consumer demand from oil towards other energy sources such as electricity, natural gas, liquified natural gas, renewable energy, hydrogen or ammonia will potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. The International Energy Agency (“IEA”) recently announced a forecast of “peak oil” during the late 2020s. OPEC maintains that “peak oil” will not be reached until at least 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewable energy, which appears to be accelerating as a result of shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

The market supply of Suezmax tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as overall economic growth in parts of the world economy, including Asia,.

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

Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, pandemics or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt. As of December 31, 2023, we have not placed any orders for Suezmax vessels and as such, we are not exposed to any risk related to construction of newbuildings.

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

Currently, the world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, and epidemics or pandemics, banking crises or failures, and real estate crises, such as the decreasing real estate property values in China.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflict between Russia and the Ukraine and in connection with the recent attacks by the Houthi movement in the Red Sea following the recent conflicts between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

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

Further, the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity”.

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

The charterers of our vessels pay us primarily in U.S. dollars. While we mostly incur our expenses in U.S. dollars, we may incur expenses in other currencies, most notably the Norwegian Kroner. Declines in the value of the U.S. dollar relative to the Norwegian Kroner, or the other currencies in which we may incur expenses in the future, would increase the U.S. dollar cost of paying these expenses and thus would affect our results of operations.

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

Further, our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases, quarantine and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries suspected to have a risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject to the risk that we, our service providers or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Red Sea, the Gulf of Aden off the Coast of Somalia and, in particular, the Gulf of Guinea region off of Nigeria, which experienced increased incidents of piracy in recent years.  Acts of piracy and war like conditions could result in harm or danger to the crews onboard our vessels. In addition, if piracy attacks occur in regions in which our vessels are deployed that insurers’ characterized as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. Furthermore, the recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies, including Nordic American Tankers Limited, have decided to reroute vessels to avoid the Suez Canal and Red Sea. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel’s registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, and on November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources.  These new regulations could potentially affect our operations.

These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-US Privacy Shield Framework, as adopted by the European Commission on July 12, 2016), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, there is a risk that we, our agent or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have one vessel, with expected installation during 2024, that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by Fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations will require the installation of new equipment, which may cause us to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The European Union on the other hand has indicated that it intends to accelerate its plans to include shipping into the emissions trading scheme.

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

Since January 1, 2020, ships have to either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline.  Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database.  The amendments will enter into force on May 1, 2024. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight.  The amendments will enter into force on May 1, 2024.  In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026.  There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

In March 2022, the SEC announced proposed rules with respect to climate-related disclosures, including with respect to greenhouse gas emissions and certain climate-related financial statement metrics, which would apply to foreign private issuers listed on US national securities exchanges, such as us. Compliance with such reporting requirements or any similar requirements may impose substantial obligations and costs on us. The SEC adopted final rules regarding such disclosures on March 6, 2024. If we are unable to accurately measure and disclose required climate-related data in a timely manner, we could be subject to penalties in certain jurisdictions.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

In June 2022, SOLAS also set out new amendments that took effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel.  These new requirements may impact the cost of our operations.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. In June 2023, the Hong Kong Convention, which is currently open for accession by IMO member states, was ratified by the required number of countries, and thus will enter into force in June 2025.

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

Our outstanding debt requires us or our subsidiaries to maintain financial covenants. Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

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

As of December 31, 2023, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

Variable rate indebtedness could subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates rise further, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

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

Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. Credit markets and the debt and equity capital markets have at times in the past been distressed and there is uncertainty surrounding the future of the global credit markets, particularly for the shipping industry.

Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets may become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

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

We have entered into various contracts, including charter agreements with our customers, our borrowing facilities, and from time to time we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages and other labor disturbances. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our borrowing facilities.

Risks Relating to Investing in Our Common Shares

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in on the NYSE. Over the last few years, the stock market has experienced price and volume fluctuations, due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including third party announcements concerning us or our competitors and the general state of the securities market. The shipping industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2023, the price of our common shares experienced a high of $4.77 in October and a low of $2.89 in January.  As of April 19, 2024, the price of our common shares was $3.80.

The market price of our common shares is affected by a variety of factors, including:

•	Investor reaction to the execution of our business strategy, including mergers and acquisitions;

•	Shareholder activism;

•	Our continued compliance with the listing standards of NYSE;

•	Regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry, including those related to climate change;

•	Variations in our financial results or those of companies that are perceived to be similar to us;

•	Our ability or inability to raise additional capital and the terms on which we raise it;

•	Declines in the market prices of stocks generally;

•	Trading volume of our ordinary shares;

•	Shorting activity in relation to our share;

•	Sales of our ordinary shares by us or our stockholders;

•	General economic, industry and market conditions; and

•
Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant’s board of directors’ oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant’s business, results of operations, or financial condition. Further, to facilitate investors’ assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure. However, on March 15, 2024, the U.S. Court of Appeals for the Fifth Circuit granted an administrative stay on the SEC’s recent climate disclosure rule.

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

We have not engaged in shipping activities in countries or territories or with government-controlled entities in 2023 in violation of any applicable sanctions or embargoes imposed by the U.S. government, the EU, the United Nations or other applicable governmental authorities. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain cases, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless, it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the price at which our common stock trades might be adversely affected.

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

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Both the EU as well as the United States have implemented sanction programs, which includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on new investments in Russia, among other restrictions.  Furthermore, the EU and the United States have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products.  An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap.  Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. While the terms of our charters require our charterers to operate our vessels in compliance with all applicable sanctions and embargo laws, the failure of our charterers to comply with such provisions may result in the violation of such applicable sanctions and embargo laws and regulations which could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in several jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

Nordic American Tankers Limited was formed on June 12, 1995, and organized under the laws of the Islands of Bermuda. We maintain our principal offices at Swan Building, 26 Victoria Street, Hamilton HM 12, Bermuda. Our telephone number at such address is (441) 292-7202 and we maintain an internet site at www.nat.bm. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. Our common shares trade under the symbol “NAT” on the New York Stock Exchange, or the NYSE. NAT’s shares were admitted for listing on the NYSE in November 2004 and were traded on the American Stock Exchange (AMEX) before that. NYSE Euronext acquired the AMEX in 2008 and is now known as the NYSE American. NAT also had a dual listing on the Oslo Stock Exchange until early 2005 when the listing in Oslo was terminated.

We are an international tanker company focusing solely on owning, operating and chartering of Suezmax tankers. In 2021, we sold one vessel built in 2000. In 2022, we sold five vessels built in 2002 and 2003, and we took delivery of two newbuildings, Nordic Harrier and Nordic Hunter, built at Samsung shipyard in South Korea. In 2023, we have acquired the 2016-built Nordic Hawk and our fleet currently consists of 20 vessels.

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

All tankers in our fleet are Suezmax vessels, which have a carrying capacity of one million barrels of oil. The vessels are highly versatile. They can be utilized on most long-haul trade routes. A homogenous fleet streamlines maintenance, operating and administration costs, which helps keep our cash-breakeven low.

We have an operating cash break-even level of about $9,000 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses (excluding general and administrative expenses, interest expenses and all other cash charges).

Cash dividends are our priority and we have paid quarterly dividends for 106 consecutive quarters. In 2023, we have declared quarterly dividends in total of $0.49 per share and we have declared a dividend in the first quarter of 2024 of $0.12 per share that was paid on April 10, 2024.

In conjunction with the delivery of three vessels from Samsung shipyard in 2018, or the 2018-built Vessels, we entered into final agreements for the financing. Under the terms of the financing agreement, the lender provided financing of 77.5% of the purchase price for each of the three 2018-built Vessels. After delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We are obligated to purchase the vessels upon the completion of the ten-year bareboat charter agreements, and we have the option to purchase the vessels after sixty and eighty-four months. The options to purchase the vessels after sixty months expired unexercised in 2023.

On February 12, 2019, we entered into a new five-year senior secured credit facility for $306.1 million, or the 2019 Senior Secured Credit Facility. Borrowings under the facility are secured by first priority mortgages over fourteen of the Company’s vessels built in the period from 2002 to 2017 and assignments of earnings and insurance. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating interest rate plus a margin and matured originally in February 2024. During 2023, an amendment to the borrowing agreement has been signed extending the maturity date of the loan to February 2025. In 2019, we incorporated NAT Bermuda Holdings Ltd (“NATBH”) as a wholly-owned subsidiary of NAT and transferred the ownership of twenty vessels used as collateral from NAT to NATBH. As of December 31, 2023, there are 14 vessels remaining in NATBH that are used as collateral for the loan.

On October 16, 2020, we entered into an equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or the “$60 million 2020 ATM”, program having an aggregate offering price of up to $60,000,000. In 2021, we raised $60.0 million and $58.5 million in gross and net proceeds, respectively, by issuing 22,025,979 common shares and this ATM was fully utilized. The 2020 $60 million ATM program was terminated on October 14, 2021.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million. The loan is considered an accordion loan under the 2019 Senior Secured Credit Facility. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating interest rate plus a margin and matures in February 2025.

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

On September 29, 2021, we entered into an equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or the “$60 million 2021 ATM”, program having an aggregate offering price of up to $60,000,000. As of December 31, 2021, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. From January 1, 2022 and through to February 14, 2022, the Company raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, we entered into an equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering, or the “$60 million 2022 ATM”, program having an aggregate offering price of up to $60,000,000. In 2022, we raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by issuing and selling 14,337,258 common shares. No shares have been issued under the $60 million 2022 ATM during 2023 and the remaining available balance is $26.4 million under this ATM. Based on the share price of the Company of $3.80 as of April 19, 2024, it would have resulted in 6,958,723 new shares being issued, if fully utilizing the remaining balance available through the $60 million 2022 ATM.

On December 4, 2023, we took delivery of the 2016-built Suezmax vessel, Nordic Hawk, increasing our fleet from 19 to 20 vessels. At the same time, we entered into a final agreement with Ocean Yield ASA for the financing of 75% of the purchase price of the vessel at similar terms as we have for the financing of the 2018-built Vessels and the 2022-built Vessels for an eight-year bareboat charter agreement.

For more information, please see “Item 5.B. Liquidity and Capital Resources” with regard to the above described transactions.

As of the date of this report, we have 208,796,444 common shares issued and outstanding.

B.	Business Overview

Our Fleet

Our fleet as of December 31, 2023, consisted of 20 Suezmax crude oil tankers, of which the vast majority have been built in South Korea. In 2023, we have expanded our fleet from 19 to 20 vessels after acquiring the 2016-built vessel, Nordic Hawk. The majority of our vessels are employed in the spot market. The two vessels built in 2022 have been chartered out on six-year time charter agreements that expire in 2028. Further, as of December 31, 2023, we have two vessels chartered out on longer term time-charter agreements expiring in the latter part of 2024. Occasionally, we also charter out vessels in our fleet on shorter term time charter agreements. The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

As of December 31, 2023, and through to the date of this report, our fleet was as follows:

Vessel	Built in	Deadweight Tons
Nordic Pollux	2003	150,103
Nordic Apollo	2003	159,999
Nordic Luna	2004	150,037
Nordic Castor	2004	150,249
Nordic Freedom	2005	159,331
Nordic Sprinter	2005	159,089
Nordic Skier	2005	159,089
Nordic Vega	2010	163,940
Nordic Light	2010	158,475
Nordic Cross	2010	158,475
Nordic Breeze	2011	158,597
Nordic Zenith	2011	158,645
Nordic Hawk	2016	157,594
Nordic Star	2016	157,738
Nordic Space	2017	157,582
Nordic Aquarius	2018	157,338
Nordic Cygnus	2018	157,526
Nordic Tellus	2018	157,407
Nordic Hunter	2022	157,037
Nordic Harrier	2022	157,094

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

Time Charters: Under a time charter, the charterer is responsible and pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner is responsible and pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. Revenue from time charter contracts are recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved. As of December 31, 2023, we did not have any time charter agreements with profit-sharing.

Technical Management

The technical management of our vessels is handled by companies under direct instructions from NAT. The ship management firms V.Ships Norway AS, Columbia Shipmanagement Ltd and Hellespont Ship Management GmbH & Co KG, provide the technical management services. The compensation paid under the technical management agreements is in accordance with industry standards.

The International Tanker Market

International seaborne oil and petroleum products transportation services are mainly provided by two types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets.  Both types of operators transport oil under short-term contracts (including single-voyage “spot charters”) and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies.  The oil companies own, or control through long-term time charters, a substantial part of the world tanker fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

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

The 2023 Tanker Market (Source; Fearnleys)

    Suezmax earnings in 2023, basis fixture date for forward loading averaged $48,500/day, almost exactly the same as the preceding year ($48,800/day), according to Fearnleys. Although not as high as the year before, these numbers were still impacted by high rates for Russia related trade. For comparison, the average rate for the benchmark West Africa – UK/Continent route averaged $40,300/day, up from $29,000/day in 2022. Earnings in the highly correlated VLCC and Aframax segments averaged $48,700/day and $45,200/day in 2023, respectively.

    The total crude oil and product tanker fleet above 25,000 dwt grew by a net 1.6% in 2023, with the crude tanker fleet expanding 1.3% and the product tanker fleet growing by 2.2%. This was lower than the 2.9% growth seen in 2022 due to much fewer deliveries which also offset slightly less demolition. Fleet growth was thus well below the ten-year average total tanker fleet growth of 3.1%.

    Suezmax fleet growth of 1.0% was down from 4.0% in 2022 and 2.3% in 2021, which is  the lowest it has been since 2015. The preceding ten-year average fleet growth was 3.4%. Seven vessels were delivered and one demolished, vs. thirty-three and eight, respectively, in 2022. This took the total fleet at the end of 2023 to 608 vessels. Deliveries in 2023 were evenly distributed through the year. By the end of 2023, slightly more than 37% of the fleet were modern, fuel-efficient vessels, reflecting a marginal increase from 2022.

    With continued strong earnings there was very little tanker demolition last year. Only a handful of vessels were broken up last year, totalling 0.5m dwt. This was significantly below the 5.2m dwt demolished in 2022, which itself was well below the historical annual average of 7.5m. As of the beginning of 2024 there were 63 vessels at or above the past 10-years’ average demolition age of 22 years, and 84 vessels which were more than 20 years old.

    At the beginning of 2024 the Suezmax orderbook stood at 58 vessels, or 9.5% of  the fleet. This was up from 1.7% of the fleet a year earlier. The total crude oil and product tanker orderbook for vessels above 25,000 dwt counted 38.5m dwt, or 6.2% of the fleet. This was up from 3.9% a year earlier which was the lowest since 1983. The average orderbook to fleet ratio during the last 20 years is 19%.

    2023 started off with continuing OPEC+ production cuts and the last drops of U.S. SPR releases. Neither had longer lasting impact on the tanker market, as other supply sources more than offset this. Strong U.S. crude oil productivity gains and commercial inventory draws contributed to all-time-high exports. Sticky Russia trade diversion continued to support demand for Suez- and Aframaxes. Other than a few spikes, rates followed a more normal seasonal trajectory, until the end of the year when continued and deeper OPEC+ cuts led rates unseasonably lower.

    Oil supply and tanker volumes increased significantly year over year, mostly from Iran, Russia and the U.S. Iranian volumes did not materially affect the ‘normal market’, but Russia’s lent strong support at least in the early part of the year. Once Urals crossed above the G7 price cap, however, the return of former Russia traders to ‘normal tanker markets’ left pressure on especially Afra- and Suezmax rates over the summer period of 2023. Historically high USG crude oil exports increasingly benefited tonne-mile demand for bigger vessels through the year as more of these volumes were shipped long-haul to the East.

    Overall, tanker tonne-mile demand increased by more than 5% year over year to reach record levels, despite volumes being within the historical ranges. However, on an exit to exit basis, Q4 tonne-mile demand was flat compared to the same quarter the year before, explaining the relative end-of-year rate weakness. Suezmax tonne-mile demand increased by slightly more than 3% year over year in 2023.

    Vessel values continued the upward trajectory through the year supported by earnings, apart from a brief ‘pause’ when rates dipped over the summer of 2023. More so than last year, focus among buyers turned to modern assets, although demand remained for older vessels too, supported by demand for vessels to ship oil from Russia especially.

The Tanker Market 2024

Reported spot rates in the first quarter of 2024 are more or less at similar levels as in the fourth quarter of 2023. The average Suezmax earnings per day in fourth quarter 2023 was $59,712 per day while the number for the first quarter of 2024 came in at $55,778 per day based on the indicated rates published by Clarkson Research. The indicated rates are an average of observations and routes. Some of the trade routes going into the average are routes involving Russian oil trade and as such not routes representing an average for all market participants.

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

Historically, geopolitical uncertainty has increased demand for oil tankers. Entering 2024 there is no lack of geopolitical turmoil. With the Russian invasion in Ukraine in 2022, a cold war-like era is back again. The military conflicts in the Middle East have also brought echoes of past conflicts in the region, with the Yom Kippur War (1973), the Iran crisis (1978-79) and the Iran-Iraq war (1980-88) where the region turned into a war zone with the parties attacking oil transport in the Arabian Gulf. The differences from that time and now are many, but the China and Taiwan situation adds an extra layer of uncertainty in today’s geopolitical landscape. Wars, sanctions, and uncertainty in general very often changes the energy logistics and increases demand for transportation services.

Since the 1990’s, however, many people have been lifted out of poverty and it is estimated that the world consumer class will increase with another 100 million people also in 2024. The vast majority of these will come from Asian countries. The strong middle class that has taken root in this part of the world will have a positive impact on demand for oil and the overall tanker market.

Finally, the Tanker Market stands to benefit from the fact that the supply of tanker vessels will remain at historic low levels for at least the next two or three years. As of April 17, 2024, the orderbook for conventional Suezmax tankers stood at 81 vessels in total, which represents 14% of the existing Suezmax fleet. In 2024, a total of six Suezmaxes are expected to be added to the world fleet and one of these have been delivered in the first quarter of 2024. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging and a smaller order book for new tankers has always helped the tanker industry.

The fundamentals in the tanker market looked promising before the geopolitical landscape started changing in 2022. Despite continued OPEC cuts in oil production tanker markets have remained firm. With most analysts agreeing that the world currently is undersupplied with oil, combined with the factors mentioned above (geopolitical uncertainty, increasing demand for oil and muted supply of new oil tankers) an increase in OPEC production during 2024 could trigger an even tighter market balance for tankers.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021and entered into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

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

In June 2022, SOLAS also set out new amendments that took effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel.  These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.    Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.   These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water.  MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention. over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS.  In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, ,  the revised WOTUS rule was codified in place of the vacated NWPR. . On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule.  On August 2023, the EPA and the Department of Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030.  On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions.  The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026.  Most large vessels will be included in the scope of the EU ETS from the start.  Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.  Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package.  As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources.  These new regulations could potentially affect our operations.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately $8.9 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Business overview

Our fleet as of December 31, 2023, consisted of 20 Suezmax crude oil tankers. In 2022, we sold five vessels and took delivery of two Suezmax newbuildings from Samsung shipyard in South Korea. In 2023, we have added one 2016-built vessel to the fleet and increasing the fleet from 19 to 20 vessels. The majority of our vessels are employed in the spot market. The two vessels built in 2022 are chartered out on six-year time charter agreements that expires in 2028. As of December 31, 2023, we have further two vessels that are chartered out on longer term time-charter agreements expiring in the latter part of 2024. Occasionally, we also charter out our vessels on shorter term time-charter parties.

The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

YEAR ENDED DECEMBER 31, 2023 COMPARED TO YEAR ENDED DECEMBER 31, 2022

	Years Ended December 31,
All figures in USD ‘000	2023	2022	Variance
Voyage Revenues	391,687	339,340	15.4%
Voyage Expenses	(129,507)	(170,515)	-24.0%
Vessel Operating Expenses	(60,003)	(63,430)	-5.4%
Impairment Loss on Vessels	-	(314)	N/A
Depreciation Expenses	(51,397)	(50,421)	1.9%
Gain on Disposal of Vessels	-	6,005	N/A
General and Administrative Expenses	(22,890)	(18,798)	21.8%
Net Operating Income	127,890	41,867	205.5%
Interest Income	1,302	266	389.5%
Interest Expenses	(30,498)	(27,055)	12.7%
Other Financial Income (Expenses)	137	46	197.8%
Net Income Before Income Taxes	98,831	15,124	553.5%
Income Tax	(120)	(23)	421.7%
Net Income	98,711	15,101	553.7%

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

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2023	2022	Variance
Voyage Revenues	391,687	339,340	15.4%
Less Voyage expenses	(129,507)	(170,515)	-24.0%
Net Voyage Revenue	262,180	168,825	55.3%
Vessel Calendar Days (1)	6,917	7,340	-5.8%
Less off-hire days	447	512	-12.7%
Total TCE days	6,470	6,828	-5.2%
TCE Rate per day (2)	$40,522	$24,725	63.9%
(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent (“TCE”) Rate, results from Net Voyage Revenue divided by total TCE days.

Voyage Revenues increased by $52.3 million, or 15.4%, from $339.3 million in 2022 to $391.7 million in 2023 as a result of increased tanker rates in 2023 compared to 2022.

The change in Net Voyage Revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

Number of vessel calendar days decreased by 5.8% and reflects that we had a net reduction of three vessels to our fleet during 2022 with full effect in 2023. One vessel has been added to the fleet in late 2023 and adding less than 30 days. However, this additional vessel will come into full effect in 2024.

With regards to i), the decrease of 65 days in offhire days was a result of less vessels undergoing planned maintenance in 2023 compared to 2022.

With regards to ii), the TCE rate per day increased by $15,797, or 63.9%, from $24,725 in 2022 to $40,522 in 2023. The indicative rates presented by Clarkson Research increased by 26.0% for the twelve months of 2023 compared to the same twelve months in 2022 to $55,847 from $44,324, respectively. Our TCE rate per day improved more in percentage than the indicative rates presented by Clarkson Research on a year-over-year basis, as some voyages with stronger rates booked in the fourth quarter of 2022 materialized in the first quarter of 2023. Further, in the same manner as in 2022, the indicative rates presented by Clarkson Research for 2023 are an average of observations and routes, and some of the trade routes going into the average are routes involving Russian oil trade and as such not routes representing an average for all market participants.

As a result of i) and ii) net voyage revenues increased by 55.3% from $168.8 million for the year ended December 31, 2022, to $262.2 million for the year ended December 31, 2023.

Voyage expenses decreased to $129.5 million from $170.5 million, or 24.0%. Voyage expenses mainly consist of bunkers, port charges and commissions and the most influential cost is the cost of bunkers. Cost of bunkers is influenced by actual consumption in a year and the price of the fuel. The decrease in voyage expenses in 2023 was primarily due to a decrease of $33.2 million in bunker costs caused by a decrease in fuel oil prices compared to prior year, in combination with less TCE days for the fleet in 2023 compared to 2022. Further, port charges were reduced by $5.6 million, offset by an increase of $1.5 million in commissions from improved freight rates compared to prior year.

Vessel operating expenses decreased by $3.4 million, or 5.4%, from $63.4 million in 2022 to $60.0 million in 2023, and reflects that the number of vessel calendar days for our fleet were reduced in 2023 compared to 2022. In cooperation with our technical managers, we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses increased by $4.1 million, or 21.8%, from $18.8 million in 2022 to $22.9 million in 2023. The increase in cost is mainly related to an increase in staff cost, including bonuses and incentive plans, and travel cost as a result of increased marketing activities after periods with travel limitations.

Depreciation expenses increased by $1.0 million, or 1.9%, from $50.4 million in 2022 to $51.4 million in 2023. The increase in 2023 compared to 2022 is primarily a result of the addition of two newbuildings in May and June 2022 that are depreciated for the full year in 2023.

Gain on Disposal of Vessels decreased by $6.0 million from $6.0 million in 2022 to $nil in 2023, as a result of no vessel disposals in 2023.

Interest income increased from $0.3 million in 2022 to $1.3 million in 2023, or 389.5%, as a result of an increase in market interest rates and we earned more interest on bank deposits during 2023 than in 2022.

Interest expenses has increased by $3.4 million, or 12.7%, from $27.1 million in 2022 to $30.5 million in 2023. The increase is due to an increase in market interest rates in 2023 as our loans and financing agreements have floating interest rates. We added two new vessels to the fleet in 2022 and has incurred additional interest cost related to the financing of these vessels year over year, offset by reduced interest cost related to our 2019 Senior Secured Credit Facility from the full year effect of downpayments made through 2022 and downpayments made in 2023 that lowers the outstanding loan balances and related interest cost.

YEAR ENDED DECEMBER 31, 2022 COMPARED TO YEAR ENDED DECEMBER 31, 2021

	Years Ended December 31,
All figures in USD ‘000	2022	2021	Variance
Voyage Revenues	339,340	191,075	77.6%
Other Income	-	4,684	N/A
Voyage Expenses	(170,515)	(128,263)	32.9%
Vessel Operating Expenses	(63,430)	(67,676)	-6.3%
Impairment Loss on Vessels	(314)	(60,311)	-99.5%
Depreciation Expenses	(50,421)	(68,352)	-26.2%
Gain on Disposal of Vessels	6,005	-	N/A
General and Administrative Expenses	(18,798)	(15,620)	20.3%
Net Operating (Loss) Income	41,867	(144,463)	N/A
Interest Income	266	3	8,766.7%
Interest Expenses	(27,055)	(26,380)	2.6%
Other Financial Income (Expenses)	46	(429)	N/A
Net Income (Loss) Before Income Taxes	15,124	(171,269)	N/A
Income Tax Expense	(23)	(59)	-61.0%
Net Income (Loss)	15,101	(171,328)	N/A

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

Vessel operating expenses decreased by $4.2 million, or 6.3%, from $67.7 million in 2021 to $63.4 million in 2022, and reflects that there is a net reduction of three vessels in the fleet during 2022. In cooperation with our technical managers, we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

Impairment Loss on Vessels decreased to $0.3 million in 2022 compared to $60.3 million in 2021. We recorded impairment charges related to six of our 2002 and 2003 built vessels in 2021. One of these vessels was classified as Held for Sale as of December 31, 2021, and this vessel was subject to an additional impairment charge of $0.3 million in 2022 as a result of changes in fair value of the vessel before the vessel was disposed.

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

Inflation

Construction cost and periodical maintenance costs for oil tankers tend to fluctuate with the cyclicality in raw material costs, especially the price of steel and copper, and the general demand for shipbuilding services. Newbuilding prices for oil tankers have increased further in 2023 as a result of full orderbooks at the shipyards for the coming years and an optimistic outlook for many shipping segments. Operating costs for oil tankers have been stable with little or moderate inflation over the years, and our operating cost in 2023 has been in line with previous years. However, there is currently inflationary pressure in most parts of the world and we are monitoring this closely. The shipping industry has historically been able to absorb and neutralize significant cost increases related to operation of the vessels. However, oil transportation is a specialized area and if number of vessels where to increase significantly, increased demand for qualified crew can be expected, potentially putting pressure on crew cost. A general cost inflation in the world could impact the shipping industry and put inflationary pressure on cost items such as, but not limited to crew costs, spare parts, maintenance, insurance etc.

B.	Liquidity and Capital Resources

We operate in a cyclical and capital-intensive industry. Our fleet of Suezmax tankers are financed through a combination of earnings generated from operations, equity and borrowings.

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure for our vessels including an equity portion on investment in newbuildings and second-hand vessels from time to time and working capital needs.

We have policy of distributing dividends on a quarterly basis and we have distributed dividends for 106 consecutive quarters. Our dividend distributions are normally a reflection of the earnings taking into account other capital commitments and working capital needs. We refer to the description of our Dividend Policy in Item 8. Financial Information, A. Consolidated Statements and other Financial Information.

In 2022, we took delivery of two Suezmax newbuildings and in 2023, we have acquired one second-hand vessel. The financing arrangements for these vessels are described below.

We refer to further information below and in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” for disclosure of Contractual Obligations and Financing Agreements.

Our Borrowing Activities

On February 12, 2019, we entered into the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels at that time, built before year 2017, as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement. In 2021 and 2022, we sold six vessels and as of December 31, 2023, there were 14 vessels built from 2003 to 2017 used as collateral for the outstanding loan balance as of that date.

The three 2018-built vessels, the two newbuildings delivered to us in 2022 and the 2016-built Nordic Hawk that was delivered to us in December 2023, are all financed through Ocean Yield ASA.

We refer to further description of the financing arrangements below.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019, we entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first-priority mortgages over fourteen vessels built in the period from 2003 to 2017 and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating interest rate and matures in February 2025. The loan had an original maturity date in February 2024. In 2023, we have signed amendments to the borrowing agreement extending the maturity date to February 2025, revised the required minimum liquidity covenant from $30.0 million to $20.0 million, negotiated a reduced interest rate for the remaining balance of the portion of the loan that was paid out in 2019 and replaced the LIBOR interest rate element in the agreement with the Federal Funds Rate. Further, the agreement contains an excess cash mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. Net proceeds obtained from sale of a vessel used as security are at our lender’s discretion subject to repayment of the outstanding loan balance. The agreement contains covenants that require a minimum liquidity of $20.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating interest rate and matures in February 2025.  Modifications made to the loan agreement in 2023 are discussed in the paragraph above. Excess cash flow payments as described above are applied to the balance of the 2019 Senior Secured Credit Facility before being applied to the $30 million Accordion Loan. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants and repayment clauses.

We have repaid $44.6 million on the facilities in the twelve months ended December 31, 2023, and we had $84.6 million and $129.2 million drawn under our 2019 Senior Secured Credit Facility as of December 31, 2023 and December 31, 2022, respectively.

 As of December 31, 2023, we have presented $11.7 million, net of deferred financing costs of $0.4 million, under Current Portion of Long-Term Debt. The Excess Cash Flow payment generated from the earnings in the fourth quarter of 2023 has been waived by the lender and we applied this cash to the acquisition of the 2016-built vessel, Nordic Hawk, that was delivered to us in December 2024.

Subsequent to December 31, 2023, we have repaid in total $3.0 million and the total outstanding balance as of the date of this report is $81.6 million.

Financing of 2018-built Vessels

We have the three 2018-built Vessels delivered to us from Samsung shipyard. Under the terms of the financing agreements for these vessels, the lender provided financing of 77.5% of the purchase price for each of the three vessels. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and we also have the option to purchase the vessels after sixty and eighty-four months. The purchase options have to be declared six months in advance of the sixty- or eighty-four months’ anniversaries for each vessel. The options related to the sixty-month anniversaries expired in 2023 and the next anniversaries are in 2025. In 2023, we have agreed a replacement of the original LIBOR element with a term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points and as of December 31, 2023, the financing agreements include interest charges composed of a floating term SOFR element that is subject to annual adjustment, plus a margin of 4.52% and a credit adjustment spread of 0.26%. The financing agreements contain certain financial covenants requiring us to maintain on a consolidated basis a minimum value adjusted equity of $175.0 million, a minimum value adjusted equity ratio of 25%, minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $87.2 million and $96.0 million as of December 31, 2023 and 2022, respectively, where $8.9 million and $8.5 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of 2022-built Vessels

The two vessels, Nordic Harrier and Nordic Hunter, were delivered to us in 2022. Under the terms of the financing agreements, the lender provided financing of 80.0% of the purchase price for each of the two vessels. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreements for a consideration of $16.5 million for each vessel, and we also have the option to purchase the vessels after sixty and eighty-four months. In 2023, we have agreed a replacement of the original LIBOR element with a term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points and as of December 31, 2023, the financing agreements include interest charges composed of a floating term SOFR element that is subject to quarterly adjustment, plus a margin of 4.50% and a credit adjustment spread of 0.26%. The financing agreements contain certain financial covenants requiring us to on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $79.4 million and $84.9 million as of December 31, 2023 and 2022, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Hawk

The 2016-built vessel, Nordic Hawk, was delivered to us in December 2023. Under the terms of the financing agreement, the lender provided financing of 75.0% of the purchase price. Upon delivery of the vessel, we entered into an eight-year bareboat charter agreement. We have an obligation to purchase the vessel for $5.9 million upon the completion of the eight-year bareboat charter agreement and we have the option to purchase the vessel after sixty and eighty-four months. The financing agreement has an interest rate as of December 31, 2023, that is composed of a floating term SOFR element subject to quarterly adjustments and a margin of 4.76%. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $53.5 million and $nil as of December 31, 2023, and 2022, respectively, where $5.9 million and $nil, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Equity

On October 16, 2020, we entered into an equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through the $60 million ATM. In 2021, we raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $60.0 million and $58.5 million, respectively, by issuing and selling 22,025,978 common shares and this ATM was fully utilized. The $60 million 2020 ATM program was terminated on October 14, 2021.

On September 29, 2021, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. In the year ended December 31, 2021, we raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. In 2022, we raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In the year ended December 31, 2022, we raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by selling and issuing 14,337,258 commons shares. In 2023, we have not issued any shares under this ATM and there is a gross remaining available balance of $26.4 million under this ATM. Based on the share price of the Company of $3.80 as of April 19, 2024, it would have resulted in 6,958,723 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

Liquidity and covenant compliance

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars and cash and cash equivalents was $31.1 million and $59.6 million as of December 31, 2023 and December 31, 2022, respectively. Minor cash balances are held in NOK and EUR. Restricted cash was $2.3 million and $3.7 million as of December 31, 2023 and December 31, 2022, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

We monitor compliance with our financial covenants on a regular basis and as of December 31, 2023, we were in compliance with the financial covenants in our debt facilities. Historically, our financial minimum liquidity covenant of $20.0 million, which have been reduced from $30.0 million through an amendment to the borrowing agreement in 2023, is the most sensitive covenant. We had a cash balance as of December 31, 2023, of $31.1 million.

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

We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. We apply an average of several broker estimates in combination with own estimates for the coming 12-months period. The average freight rates achieved by us in 2023 have been strong compared to the historical long-term average freight rates achieved. As such, our company has generated significant positive cash flow from operations that could be used for dividends, investments or repayment of outstanding loan balances. Our 2019 Senior Secured Credit Facility matures in February 2025 and the remaining loan balance at maturity will have to be repaid from cash generated from operations in the preceding period, refinanced with a new loan or an extension of the agreed maturity date with the current lenders.

 In the first quarter of 2024, we have repaid $3.0 million on the facility and the loan-to-value ratio for the 2019 Senior Secured Credit Facility and the fourteen vessels used as collateral for the loan, is well below 15%, based on an outstanding balance of $81.6 million as of the date of this report.

The Suezmax freight rates in the first quarter of 2024 has continued to generate significant positive earnings and we expect that additional loan repayments could be made during 2024 due to the excess cash flow mechanism included in the 2019 Senior Secured Credit Facility. The low loan-to-value ratio for the 2019 Senior Secured Credit Facility has allowed for the excess cash flow payments to be waived in certain quarters during 2023 that allowed us to increase dividends and to apply excess liquidity as equity in the acquisition of the 2016-built vessel, Nordic Hawk, that we took delivery of in December 2023.

Given the current conditions of the Suezmax tanker market, which we and external market sources expect to continue at least until maturity of the 2019 Senior Secured Credit facility and the $30 million Accordion Loan in February 2025 and considering various reasonable sensitivities, we expect that we could be able to repay the debt from cash flows from operations. The ability to repay the loan balance in full upon maturity with cash flows generated from operations is also impacted by the size of dividends expected to be declared in the period. In the event there is shortfall in liquidity upon maturity, we have financial flexibility through utilization of the existing ATM program, sale of vessels or through extensions or refinancings.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2023, consist mainly of our obligations as borrower under our 2019 Senior Secured Credit Facility including our $30 million Accordion Loan and our obligations related to financing of our three 2018-built vessels, the two 2022-built Vessels and the 2016-built Nordic Hawk delivered to us in December 2023.

The following table sets out financing and contractual obligations outstanding as of December 31, 2023. The excess cash flow mechanism included in our 2019 Senior Secured Credit Facility could result in higher loan repayments than indicated below if we generate excess cash from operations in future periods and this results in additional loan repayments.

Contractual Obligations in $’000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2019 Senior Secured Credit Facility including Accordion Loan (1)	84,640	12,079	72,561	-	-
Interest Payments (2)	9,575	8,638	937	-	-
Financing of 2018-built Vessels (3)	87,239	9,138	19,508	58,593	-
Interest Payments (4)	30,863	8,430	13,930	8,503	-
Financing of 2022-built Vessels (5)	79,351	5,515	11,000	11,015	51,821
Interest Payments (6)	49,628	7,995	14,264	12,023	15,346
Financing of Nordic Hawk (7)	53,540	6,016	12,016	12,016	23,492
Interest Payments (8)	24,676	5,253	8,635	6,178	4,610
Operating Lease Liabilities (9)	601	601	-	-	-
Total	420,113	63,665	152,851	108,328	95,269

 Notes:

(1)
Refers to obligation to repay indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2023. The facilities contain an excess cash flow mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.

(2)
Refers to the estimated interest payments over the term of indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2023. Estimate is based on applicable interest rate, agreed amortization and balance outstanding as of December 31, 2023.

(3)	Refers to obligation to repay indebtedness outstanding as of December 31, 2023 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2023, for the financing of the three 2018-built vessels. Estimate is based on applicable interest rate as of December 31, 2023.

(5)	Refers to obligation to repay indebtedness outstanding as of December 31, 2023 for the two 2022-built Vessels.
(6)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2023, for the financing of the two 2022-built Vessels. Estimate is based on applicable interest rate as of December 31, 2023.

(7)	Refers to obligation to repay indebtedness outstanding as of December 31, 2023 for the 2016-built vessel, Nordic Hawk.

(8)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2023, for the financing of the 2016-built vessel, Nordic Hawk. Estimate is based on applicable interest rate as of December 31, 2023.

(9)	Refers to the future obligation as of December 31, 2023, to pay for operating lease liabilities at nominal values.

As of December 31, 2023, we do not have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

Cash Flows

The following table shows our net cash flows from operating, investing and financing activities for the periods ended December 31, 2023, 2022 and 2021.

All figures in USD ‘000	2023	2022	2021
Net Cash Provided by / (Used in) Operating Activities	139,445	24,134	(44,458)
Net Cash Used in Investing Activities	(73,670)	(14,343)	(3,465)
Net Cash Provided by / (Used In) Financing Activities	(95,672)	9,005	30,513
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted cash	(29,897)	18,796	(17,410)
Cash, Cash Equivalents and Restricted Cash at Beginning of Year	63,302	44,648	62,070
Cash, Cash Equivalents and Restricted Cash at End of Year	33,361	63,302	44,648

YEAR ENDED DECEMBER 31, 2023, COMPARED TO YEAR ENDED DECEMBER 31, 2022

Cash flows provided by / (used in) operating activities increased to $139.4 million for the year ended December 31, 2023, from $24.1 million for the year ended December 31, 2022. The change in cash flows provided by operating activities is primarily due to increases in market rates achieved in 2023 compared to 2022.

Cash flows used in investing activities increased to ($73.7) million for the year ended December 31, 2023, compared to ($14.3) million for the year ended December 31, 2022. The increase of cash flows used in investing activities is primarily due to no proceeds from sale of vessels in 2023 compared to $81.1 million in proceeds from vessel sales in 2022, offset by cash outlays related to investment in vessels in 2023 of $73.5 million compared to investment in newbuildings of $90.3 million in 2022.

Cash flows used in financing activities increased to ($95.7) million for the year ended December 31, 2023, compared to cash flow provided by financing activities of $9.0 million for the year ended December 31, 2022. The increase in cash flows used in financing activities is primarily due to an increase of $67.1 million in dividends distributed in 2023 compared to 2022, no proceeds from issuance of common stock in 2023 compared to proceeds of $49.1 million in 2022 and reduced proceeds from vessel financing of $34.7 million in 2023 compared to 2022, offset by reduced repayments of $46.2 million on our vessel financing and borrowing facility in 2023 compared to 2022.

The cash, restricted cash and cash equivalents was $33.4 million (including $2.3 million in restricted cash) as of December 31, 2023.

YEAR ENDED DECEMBER 31, 2022, COMPARED TO YEAR ENDED DECEMBER 31, 2021

Cash flows provided by / (used in) operating activities increased to $24.1 million for the year ended December 31, 2022, from ($44.5) million for the year ended December 31, 2021. The change in cash flows provided by operating activities was primarily due to increases in market rates achieved in 2022 compared to 2021.

Cash flows used in investing activities increased to ($14.3) million for the year ended December 31, 2022, compared to ($3.5) million for the year ended December 31, 2021. The increase of cash flows used in investing activities was primarily due to proceeds of $81.1 million from sale of vessels in 2022 compared to $14.3 million in 2021, offset by increased investment in vessels of $1.2 million in 2022 compared to 2021, and an increase in investment in vessels under construction in 2022 of $77.0 million compared to 2021 related to the delivery of the two newbuildings in May and June 2022.

Cash flows provided by financing activities decreased to $9.0 million for the year ended December 31, 2022, compared to cash flow provided by financing activities of $30.5 million for the year ended December 31, 2021. The decrease was primarily due to an increase of $ 13.0 million in distributed dividends in 2022 compared to 2021, a decrease of $31.0 million in proceeds from issuance of common stock in 2022 compared to 2021, increases of $63.1 million in repayments of borrowings and $3.5 million in repayments of vessel financing in 2022 compared to 2021, offset by an increase of $88.0 million in proceeds from borrowing activities related to the two newbuildings delivered to us in 2022.

The cash, restricted cash and cash equivalents was $63.3 million (including $2.3 million in restricted cash) as of December 31, 2022.

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

Vessels – Depreciation, Impairment, Useful life and Residual values

The carrying value of the Company’s vessels is reflecting each vessel’s original cost price at the time it was acquired less accumulated depreciation calculated using an estimated useful life of 25 years from the date of delivery from the shipyard. Depreciation is calculated based on cost less estimated residual value using the straight-line method. The carrying values of the Company’s vessels may not represent their fair value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical.

Our vessels are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Undiscounted future cash flows are estimated on a vessel-by-vessel basis if events or circumstances indicate that carrying amounts may not be recoverable. If the estimated undiscounted future cash flows expected from continued use of the vessel and its eventual disposal is less than the carrying amount of the vessel, the vessel is deemed to be impaired. When applicable, we also consider if there are other factors that impact the probability for disposal of a vessel at its fair value before the end of its useful life. If a vessel is deemed to be impaired, the impairment charge is recognized based on the difference between the fair value of the vessel and its carrying value. Fair value is based on broker estimates that could be adjusted if there are actual entity-specific comparable transactions available. A new cost basis is established if the vessel’s carrying value is reduced after impairment charge is recorded.

As of December 31, 2023, we have considered as a first step whether there were events or changes in circumstances that may indicate that the carrying value of our vessels may not be recoverable including a consideration of whether any of the key forward-looking assumptions applied in an impairment analysis, which include preparing estimates of future undiscounted cash flows, have developed negatively. There are several positive factors identified in the areas we closely monitor, such as (1) the expected upturn in freight rates materialized towards the end of 2022 and resulted in improved current earnings through 2023, (2) broker estimates for the coming years predict freight rates significantly above historical earnings and above broker estimates obtained one year ago, (3) a continued muted order book for Suezmax tankers and (4) higher vessel values than a year ago despite adding one year of age to the vessels. As a result, no indicators of impairment were identified in 2023.

When impairment indicators are identified, we develop estimates of future undiscounted cash flows, where we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. Many of these assumptions are relatively stable over time. However, charter rates are volatile and require management to apply significant judgment when assessing if impairment indicators are present, and when they are, for estimating future charter rates when preparing estimates of undiscounted cash flows.

The assumptions used to develop estimates of future undiscounted cash flows, when necessary, are based on historical trends as well as future expectations. The estimated net operating revenues are determined by considering an estimated daily time charter equivalent for the remaining operating days over the useful life of the vessel. The daily time charter equivalent rates are converted to annual forecasted revenues by multiplying the daily rate by the number of days in the year less days for expected off-hire and dry-docking. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. There can be no assurance whether the actual outcome will be close to the estimates and assumptions applied, as the tanker market is volatile in respect of both vessel values and charter rates, and we might experience changes in demand for transportation services, oil production, regulations and the size of the global tanker fleet.

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

When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated residual value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have historically applied a compounded growth factor to the operating expenses, which is calculated based on the average increase in our operating expenses over the last fifteen years. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The residual value applied is a long-term estimate based on an estimated market price of scrap per ton multiplied by lightweight tonnage of the vessel, less estimated cost associated with scrapping the vessel. The scrap price applied is less than the prevailing scrap price for steel and is based on observation over a longer period of time to capture both peaks and troughs in metal prices. A residual value of $8.0 million has been applied for depreciation purposes in the financial year ended December 31, 2023.  All vessels are maintained for and assumed to have a useful life of 25 years.

Further, we consider if there are present factors that impact the probability of disposal of a vessel before the end of its estimated useful life. These factors could include the current price of second-hand vessels, expected capital expenditure, prevailing freight rates and the price of oil. All vessels are held for use as of December 31, 2023.

Our fleet of Suezmax vessels experienced a positive valuation curve over the last years three years with values at the end of 2023 above the valuations received at the end of 2022 and 2021. The increase in 2021 was mainly driven by the increase in steel prices and the further increase in 2022 was considered as a reflection of strengthening of the freight rates in the Suezmax tanker market. The historically strong tanker market has continued in 2023 with a further surge in vessel values as reflection of the current freight market and the positive outlooks for the industry. According to Clarkson Research 205 Suezmax tankers were sold and bought in the five-year period from 2019 to 2023, however such transactions may not be vessels as well maintained as the vessels in our fleet.

Estimates of market value assume that vessels are in good and seaworthy condition without need for repair and would be certified in class without notations of any kind. Most oil companies require CAP 2 notation or better. All relevant vessels in our fleet have CAP1 notation for Hull, as well as Machinery & Cargo. CAP is an abbreviation for Condition Assessment Program. The quality of the NAT fleet is at the top as evidenced by our vetting statistics, that is, inspections of our ships by clients. In such vetting processes safety for our crew, the environment and our assets are main considerations.

We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to solely assess the value of each individual vessel and view the valuation of the Company solely based upon net asset value (“NAV”), a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a large and homogenous fleet allowing us to offer our transportation services to our clients across the globe, well-functioning processes and established customer relationships with oil majors and other reputable customers.

The carrying value of our vessels as of December 31, 2023, is $768.6 million. We have obtained broker estimates from two independent shipbrokers indicating a fair market value of our vessels held and used on a charter free basis to be $1,133.9 million, based on an average of the two estimates including the inherent uncertainty in such estimates.

Vessel	Built	Deadweight Tons	Carrying Value $ (millions) Dec 31, 2023	Carrying Value $ (millions) Dec 31, 2022
Nordic Apollo	2003	159,998	16.9	14.5
Nordic Pollux	2003	150,103	16.4	19.0
Nordic Luna	2004	150,037	19.0	22.0
Nordic Castor	2004	150,249	16.7	19.1
Nordic Freedom	2005	159,331	26.9	30.6
Nordic Sprinter	2005	159,089	21.1	23.8
Nordic Skier	2005	159,089	21.7	22.3
Nordic Light	2010	158,475	38.6	41.6
Nordic Cross	2010	158,475	38.8	41.9
Nordic Vega*	2010	163,940	48.5	52.3
Nordic Breeze	2011	158,597	39.8	42.7
Nordic Zenith	2011	158,645	40.4	43.2
Nordic Hawk**	2016	157,594	72.0	-
Nordic Star	2016	157,738	49.2	51.8
Nordic Space	2017	157,582	50.0	52.9
Nordic Tellus	2018	157,407	49.1	49.2
Nordic Aquarius	2018	157,338	47.7	47.9
Nordic Cygnus	2018	157,526	48.0	48.4
Nordic Hunter	2022	157,037	54.1	56.2
Nordic Harrier	2022	157,094	53.7	55.7
* The vessel marked with an asterisk has a fair value that is lower than the carrying value. The fair market value indicated by brokers has increased more than 10% compared to the broker valuation received at the end of 2022.
** Nordic Hawk was acquired in December 2023

Events and circumstances which could impact assumptions related to future cash flows of our vessels include:

•	Declines in prevailing market charter rates

•	Changes in behaviours and attitudes of our charterers towards actual and preferred technical, operational and environmental standards

•	Changes in regulations over the requirements for the technical and environmental capabilities of our vessels

•	Unexpected changes in the levels of Suezmax tanker newbuilding orders or recycling

•	Increased inflation as a result of factors outside our control

•	Changes in steel prices

•	Political uncertainty including changes in trading routes and demand

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names and positions of our directors of the Company and senior management of the Company. The directors of the Company are elected annually, and each elected director holds office until a successor is elected. Officers are elected from time to time by vote of the Board and holds office until a successor is elected.

The Company

Name	Age	Position
Herbjørn Hansson	76	Founder, Chairman, Chief Executive Officer, President and Director
Alexander Hansson	42	Non-Executive Vice Chairman
Jenny Chu	70	Non-Executive Director and Audit Committee Chair
Jim Kelly	70	Non-Executive Director
Bjørn Giaever	56	Chief Financial Officer

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

Alexander Hansson has been a director of the Company since November 2019 and has been employed by the Company since 2009. In February 2024, Alexander Hansson has been promoted to Vice Chairman. Mr. Hansson is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of the Company’s Chairman and Chief Executive Officer and he has built a network over the last 20 years in the shipping and finance sector. He has operated shipping and trading offices in London and Monaco. He studied at EBS Regents College in London, United Kingdom.

Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world’s largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine’s managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series “Iraq: Where Things Stand.” In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February 2012. Mr. Kelly was appointed as the Chairman of the Audit Committee on March 8, 2020. Ms. Jenny Chu took over the role as Chair of the Audit Committee in May 2022.

Jenny Chu was appointed to the Board of Nordic American Tankers on April 4, 2022. Ms. Chu is a US citizen, born in South-Korea, with more than 25 years of experience in the financial services industry working with wealth planning for ultra-high net worth individuals in Morgan Stanley, UBS, JP Morgan and Merrill Lynch Wealth Management. She was Managing Director at JP Morgan Securities and Senior Vice President for Merrill Lynch both in Century City, California, US. She is currently Head of Global Business Development in The Boars’ Club, a by-invitation private international investment club for principals of single family offices. She is a director at the Korean American Chamber of Commerce, member of the Korea Trade Investment Promotion Agency (KOTRA) and several other director- and memberships. Ms. Chu knows and has been a close contact for NAT for many years and she brings valuable knowledge, experience and network to NAT, both in the US and in Asia. Jenny Chu has been the Chair of the Audit Committee since May 2022.

Bjørn Giaever joined the Company as Chief Financial Officer and Secretary on October 16, 2017. Mr. Giaever has over 25 years of experience in the shipping & offshore industry, holding key roles in corporate finance and equity research. He joined the Company from Fearnley Securities AS, where he served as partner and director in the Corporate Finance division. From 2006 to 2010, Mr. Giaever served as a senior corporate advisor in the John Fredriksen group in London. In addition, Mr. Giaever has been a top-rated Shipping Analyst at DNB Markets and partner at Inge Steensland AS, specializing in chemical, gas and product shipping. Mr. Giaever holds a BSc in business and economics.

B.	Compensation

During the year ended December 31, 2023, we have paid aggregate cash compensation of $6.0 million to our directors and executive officers (five persons). The amount includes the cash compensation paid for managing our operations in Monaco. In addition, we have in 2023 expensed $1.4 million related to stock options granted to our directors and executive officers under the 2011 Equity Incentive Plan.

We entered into an agreement in 2020, whereby our Founder, Chairman, President and Chief Executive Officer has a right to have his present position until 2027, after which he may become non-executive Chairman as long as he lives. Our Chief Financial Officer has a regular contribution pension plan in line with the Company’s policy for employees.

2011 Equity Incentive Plan

The Board of Directors approved an equity incentive plan in 2011, which subsequently has been amended on several occasions. In October 2019, we amended and restated the 2011 Equity Incentive Plan to reserve 1,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors. On October 28, 2019, the Company granted 755,000 and 234,000 stock options with vesting over a period of two and three years, respectively, and an exercise price of $4.70 per share. In October 2021, the vesting period for the 755,000 stock options that originally vested in October 2021 was prolonged with one year. The stock options vested in October 2022 without any options being exercised as the strike price of the options was above the share price at the vesting date. After the expiration in October 2022, these options became eligible for re-distribution.

In November 2022, the 2011 Equity Incentive Plan was amended to reserve an additional 3,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors. On November 1, 2022, we granted 3,990,000 stock options with vesting over a period of two years and an exercise price of $3.60 per share, adjusted for dividends in the period, to 21 persons amongst our directors, employees and consultants. The options are exercisable in a period of 12 months following the vesting date. As of December 31, 2023, there are 3,855,000 options outstanding after forfeiture of 135,000 options during 2023.

A copy of the Amended and Restated 2011 Equity Incentive Plan is filed as Exhibit 4.11 to this annual report.

C.	Board Practices

The members of our Board of Directors serve until the next annual general meeting following his or her election.  The members of our current Board of Directors were elected at the annual general meeting held in 2023.  Our Board of Directors has established an Audit Committee, consisting of a single independent director, Ms. Chu.  Ms. Chu serves as the audit committee financial expert. The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, please see “Item 16G. Corporate Governance.”

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

Clawback Policy

In December 2023, our Board of Directors adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of NYSE and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. Our Clawback Policy shall be administered by our Board of Directors who has the authority, in accordance with the applicable laws, rules and regulations, to interpret and make determinations necessary for the administration of the Clawback Policy, and may forego recovery in certain instances, including if it determines that recovery would be impracticable. The full text of our Clawback Policy is included as Exhibit 97.1 to this annual report.

D.	Employees

All our shore-based employees have employment contracts and as of December 31, 2023, the Company had a total of about 17 full time employees. We have fixed contracts with three ship managers, which operate under our direct instructions. All seafarers onboard our vessels have employment contracts via the technical management companies.

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

Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Hansson family (2)	6,905,659	3.31%
	Jim Kelly		*
	Jenny Chu		*
	Bjørn Giæver		*
	BlackRock, Inc (3)		5.86%

* Less than 1% of our common outstanding shares.

(1) Based on 208,796,444 common shares outstanding as of the date of this annual report.

(2) The holdings between our founder, chairman & CEO, Herbjørn Hansson, and Alexander Hansson, are reported herein. Alexander Hansson is holding 2,650,000 of these shares personally.

(3) Based solely on the Schedule 13G filed on February 2, 2024.

As of April 25, 2024, we had 453 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 208,796,444 Common Shares outstanding as of the date of this annual report.

B.	Related Party Transactions

Board Members and Employees:

We have an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. We have in 2023 paid operating cost of $1.3 million and fees associated with actual use. In 2023, 2022 and 2021, we recognized $0.2 million, $0.3 million and $0.3 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2023 and 2022 related to use of the asset.

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

Dividends declared in 2023 totalled $102.3 million and cash dividends distributed in 2023 totalled $89.8 million. The dividend of $0.06 per share declared in the fourth quarter of 2023 was paid on January 17, 2024. The quarterly cash dividend payments per share over the last 5 years have been as follows:

Period	2023	2022	2021	2020	2019
1st Quarter	$0.15	$0.01	$0.02	$0.07	$0.04
2nd Quarter	$0.15	$0.02	$0.02	$0.14	$0.03
3rd Quarter	$0.13	$0.03	$0.01	$0.20	$0.01
4th Quarter	$0.06	$0.05	$0.01	$0.04	$0.02
Total	$0.49	$0.11	$0.06	$0.45	$0.10

The Company declared a dividend of $0.12 per share on February 29, 2024, in respect of the fourth quarter of 2023, which was paid to shareholders on April 10, 2024.

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

    Our current Memorandum of Association is filed as exhibit 1.1 hereto, and our current by-laws are filed as exhibit 1.2 hereto. The information contained in these exhibits is incorporated by reference herein.

    Information regarding the rights, preferences and restrictions attaching to each class of our shares is described in Exhibit 2.3 to this annual report titled “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.”

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

For a description of our 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, which the Company entered into on February 12, 2019, and other vessel financing arrangements, please see “Item 5. Operating and Financial Review and Prospectus B. Liquidity and Capital Resources - Our Borrowing Activities”.

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

Shipping Income that is attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States and will not be subject to United States federal income tax.

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

We believe that we satisfied the Publicly-Traded Test for our 2023 taxable year since, on more than half the days of the taxable year, we believe the Company’s common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2023 taxable year.  Accordingly, we expect that our common shares will be considered to be “primarily and regularly traded on an established securities market” and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2023 taxable year.  However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

Individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-United States Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to wilful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations, an individual Non-United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  United States Holders (including United States entities) and Non- United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

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

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings under our 2019 Senior Secured Credit Facility including the $30.0 million Accordion Loan, Financing of 2018-built Vessels, Financing of 2022-built Vessels and Financing of Nordic Hawk.

Amounts borrowed under these agreements, excluding the Financing of Nordic Hawk entered into in December 2023, had interest at a rate equal to LIBOR plus a margin. LIBOR was terminated as of June 30, 2023, and our borrowing agreements were amended to replace the LIBOR element with a term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points, for the Financing of 2018-built Vessels and for the Financing of the 2022-built Vessels, and with an interest rate based on Federal Funds Rate for the 2019 Senior Secured Credit Facility including the $30 million Accordion Loan. The Financing of Nordic Hawk agreement that was entered into in December 2023 as part of taking delivery of the 2016-built vessel, Nordic Hawk, includes a floating term SOFR interest, plus a margin. Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in term SOFR or the Federal Funds Rate would have resulted in an increase of approximately $2.7 million in our interest expense for the year ended December 31, 2023.

The Company is exposed to the spot Suezmax tanker market. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. The majority of our vessels are operated in the spot market and we had four vessels on longer-term time charter agreements.  We believe that over time, spot employment generates premium earnings compared to longer-term employment.

We estimate that during 2023, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $6.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2023. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the U.S Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2023, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.	Attestation report of the registered public accounting firm.

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein.

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

Our Board of Directors has established preapproval and procedures for the engagement of the Company’s independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, Oslo, Norway, Auditor Firm ID: 1363, for the fiscal years ended December 31, 2023 and 2022, respectively, for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2023 and 2022.

FISCAL YEAR ENDED DECEMBER 31, 2023	$911,360
FISCAL YEAR ENDED DECEMBER 31, 2022	$836,921

B.	Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2023	$0
FISCAL YEAR ENDED DECEMBER 31, 2022	$0

C.	Tax Fees

Not applicable.

D.	All Other Fees

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

Pursuant to an exception for foreign private issuers, we, as a Bermuda company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards (which are available at www.nyse.com) because in certain cases we follow our home country (Bermuda) practice. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. Transparency and integrity are two main values associated with Nordic American Tankers Ltd. (NAT). NAT is one of the most transparent transportation companies of its type listed on NYSE.  Further information on NAT is on www.nat.bm. Corporate governance principles are important for NAT.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to us beginning in the fiscal year ending December 31, 2024.

ITEM 16K.	CYBERSECURITY

We maintain various cybersecurity measures to safeguard our systems and data. We have implemented processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems and data encryption and are designed to evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. We engage and rely on third-party cybersecurity specialists to enhance the effectiveness of our cybersecurity processes, improve our internal capabilities and stay abreast of evolving cybersecurity risks and best practices. We evaluate potential cybersecurity risks associated with our use of these third-party service providers and manage any identified risks in conjunction with such parties. In 2023, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

As we do not have a dedicated board committee solely focused on cybersecurity, our full Board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our Chief Executive Officer has oversight responsibility for risks and incidents relating to cybersecurity threats and reports any findings and recommendations, as appropriate, to our Board of Directors for consideration.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information about risks associated with cybersecurity, see “Item 3.D. Risk Factors— Risks Related to Our Business and Financial Condition — We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

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

4.11
Amended and Restated 2011 Equity Incentive Plan incorporated by reference to Exhibit 4.11 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 27, 2023.

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

8.1	Subsidiaries of Nordic American Tankers Limited

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.

15.2	Consent of Fearnleys

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LIMITED

/s/Herbjørn Hansson	April 29, 2024
Name: Herbjørn Hansson
Title: Founder, Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Nordic American Tankers Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

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
April 29, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment indicators of vessels

As discussed in Note 4 to the consolidated financial statements, the carrying value of vessels as of December 31, 2023 was $768.6 Million. As discussed in Note 2 to the consolidated financial statements, at each reporting date, the Company reviews its vessels for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of estimated cash flows, influenced primarily by future charter rates. The Company did not identify any indicators of impairment as of December 31, 2023.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s identification and evaluation of indicators of impairment, including an assessment of estimated future charter rates. We evaluated the Company’s estimated future charter rates for 2024 and 2025 by comparing the Company’s historical expected future charter rates to actual charter rates and comparing current expectations of charter rates to forecasts from brokers and publicly available information about the industry. To evaluate the Company’s estimated charter rates from 2026 to the end of the useful life of the vessel, we compared the Company’s estimated future charter rates to both Company specific historical results and to historical charter rates from brokers and publicly available information about the industry.

/s/ KPMG AS

We have served as the Company’s auditor since 2015.

Oslo, Norway
April 29, 2024.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2023	2022	2021
Voyage Revenues	391,687	339,340	191,075
Other Income	-	-	4,684
Voyage Expenses	(129,507)	(170,515)	(128,263)
Vessel Operating Expenses	(60,003)	(63,430)	(67,676)
Depreciation Expense	(51,397)	(50,421)	(68,352)
Impairment Loss on Vessels	-	(314)	(60,311)
Gain on Disposal of Vessels	-	6,005	-
General and Administrative Expenses	(22,890)	(18,798)	(15,620)
Net Operating Income (Loss)	127,890	41,867	(144,463)
Interest Income	1,302	266	3
Interest Expense	(30,498)	(27,055)	(26,380)
Other Financial Income (Expense)	137	46	(429)
Total Other Expenses	(29,059)	(26,743)	(26,806)
Net Income (Loss) Before Income Taxes	98,831	15,124	(171,269)
Income Tax Expense	(120)	(23)	(59)
Net Income (Loss)	98,711	15,101	(171,328)

Basic and Diluted Income (Loss) per Share	0.47	0.07	(1.05)
Basic Average Number of Common Shares Outstanding	208,796,444	202,032,942	162,549,611
Diluted Average Number of Common Shares Outstanding	208,811,300	202,032,942	162,549,611

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2023	2022	2021
Net Income (Loss)	98,711	15,101	(171,328)
Other Comprehensive Income (Loss)
Translation Differences	(89)	(210)	(102)
Unrealized Gain (Loss) on Defined benefit plan	(192)	(22)	(163)
Other Comprehensive Income (Loss)	(281)	(232)	(265)
Total Comprehensive Income (Loss)	98,430	14,869	(171,593)

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2022
All figures in USD ‘000, except share and per share amount

	As of December 31,
Assets	2023	2022
Current Assets
Cash and Cash Equivalents	31,078	59,583
Restricted Cash	2,283	3,719
Accounts Receivable, Net	26,287	20,474
Prepaid Expenses	4,319	5,975
Inventory	31,183	25,430
Voyages in Progress	11,178	23,997
Other Current Assets	2,582	3,484
Total Current Assets	108,910	142,662
Non-Current Assets
Vessels	768,584	735,134
Right of Use Assets	578	1,209
Other Non-Current Assets	1,124	878
Total Non-Current Assets	770,286	737,221
Total Assets	879,196	879,883

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	3,446	6,960
Accrued Voyage Expenses	11,748	11,315
Other Current Liabilities	10,858	14,439
Dividends Payable	12,528	-
Current Portion of Long-Term Debt	31,898	39,700
Total Current Liabilities	70,478	72,414
Non-Current Liabilities
Long-Term Debt	269,697	266,337
Operating Lease Liabilities	-	535
Other Non-Current Liabilities	717	615
Total Non-Current Liabilities	270,414	267,487

Commitments and Contingencies	-	-

Shareholders’ Equity
Common Stock, par value $0.01 per share 360,000,000 authorized, 208,796,444 issued and outstanding at December 31, 2023 and December 31, 2022, respectively.	2,087	2,087
Additional Paid-In Capital	191,004	188,801
Contributed Surplus	404,823	507,134
Accumulated Other Comprehensive Loss	(2,094)	(1,813)
Retained Earnings (Accumulated Deficit)	(57,516)	(156,227)
Total Shareholders’ Equity	538,304	539,982
Total Liabilities and Shareholders’ Equity	879,196	879,883

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
All figures in USD ‘000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 1, 2021	151,446,112	42,000	1,514	59,412	539,516	(1,316)	-	599,126
Net Income	-	-	-	-	-	-	(171,328)	(171,328)
Common Shares Issued, net of $2.3 million issuance cost	32,248,084	-	322	79,729	-	-	-	80,051
Other Comprehensive Loss	-	-	-	-	-	(265)	-	(265)
Share Based Compensation	-	(42,000)	-	339	-	-	-	339
Dividends	-	-	-	-	(9,700)	-	-	(9,700)
Balance at December 31, 2021	183,694,196	-	1,836	139,480	529,816	(1,581)	(171,328)	498,223
Net Loss	-	-	-	-	-	-	15,101	15,101
Common Shares Issued, net of $1.4 million issuance cost	25,102,248	-	251	48,845	-	-	-	49,096
Other Comprehensive Loss	-	-	-	-	-	(232)	-	(232)
Share Based Compensation	-	-	-	476	-	-	-	476
Dividends	-	-	-	-	(22,682)	-	-	(22,682)
Balance at December 31, 2022	208,796,444	-	2,087	188,801	507,134	(1,813)	(156,227)	539,982
Net Income	-	-	-	-	-	-	98,711	98,711
Other Comprehensive Loss	-	-	-	-	-	(281)	-	(281)
Share Based Compensation	-	-	-	2,203	-	-	-	2,203
Dividends	-	-	-	-	(102,311)	-	-	(102,311)
Balance at December 31, 2023	208,796,444	-	2,087	191,004	404,823	(2,094)	(57,516)	538,304

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
All figures in USD ‘000

	Year Ended December 31,
Cash Flows from Operating Activities	2023	2022	2021
Net Income (Loss)	98,711	15,101	(171,328)
Reconciliation of Net Income (Loss) to Net Cash Provided by / (Used In) Operating Activities
Depreciation Expense	51,397	50,421	68,352
Impairment Loss on Vessels	-	314	60,311
Gain on Disposal of Vessels	-	(6,005)	-
Drydock Expenditure	(9,497)	(8,215)	(7,318)
Amortization of Deferred Finance Costs	1,447	3,589	2,989
Share-based Compensation	2,203	476	339
Other, net	(150)	84	502

Changes in Operating Assets and Liabilities
Accounts Receivables	(5,813)	(11,100)	(3,025)
Inventory	(5,753)	(4,558)	(1,465)
Prepaid Expenses and Other Current Assets	2,558	(2,694)	286
Accounts Payable and Accrued Liabilities	(8,477)	230	11,743
Voyages in Progress	12,819	(13,509)	(5,844)
Net Cash Provided by / (Used In) Operating Activities	139,445	24,134	(44,458)

Cash Flows from Investing Activities
Investment in Vessels	(73,526)	(5,116)	(3,868)
Investment in Other Fixed Assets	(144)	-	(589)
Investment in Newbuilds	-	(90,301)	(13,270)
Sale of Vessels	-	81,074	14,262
Net Cash Used In Investing Activities	(73,670)	(14,343)	(3,465)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	-	49,096	80,051
Proceeds from Vessel Financing	54,000	88,000	-
Repayment of Vessel financing	(14,671)	(11,476)	(7,958)
Repayments on Borrowing Facility	(44,549)	(93,933)	(30,780)
Transaction Costs Borrowing Facilities	(669)	-	(1,100)
Dividends Distributed	(89,783)	(22,682)	(9,700)
Net Cash Provided by / (Used In) Financing Activities	(95,672)	9,005	30,513
Net Increase / (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(29,897)	18,796	(17,410)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	63,302	44,648	62,070
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(44)	(142)	(12)
Cash, Cash Equivalents, and Restricted Cash at End of Year	33,361	63,302	44,648
Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	31,078	59,583	34,739
Restricted Cash	2,283	3,719	9,909
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	33,361	63,302	44,648
Cash Paid for Taxes	23	59	64
Cash Paid for Interest, Net of Amounts Capitalized	29,040	23,455	23,392

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

The Company is an international tanker company that has a fleet of 20 Suezmax tankers as of December 31, 2023. In 2023, the Company has added one 2016-built vessel, Nordic Hawk, to its fleet. The vessels in the fleet are considered homogeneous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo. The fleet of 20 Suezmax tankers are predominantly employed in the spot market, including shorter-term time-charter agreements, together with two vessels built in 2022 chartered out on six-year time charter agreements that expire in 2028 and two vessels chartered out on longer term time-charter agreements that expire in the latter part of 2024.

The Company’s Fleet

The Company’s fleet as of December 31, 2023, consists of 20 Suezmax crude oil tankers of which the vast majority have been built in Korea.

Vessel	Built in	Deadweight Tons
Nordic Apollo	2003	159,998
Nordic Pollux	2003	150,103
Nordic Castor	2004	150,249
Nordic Luna	2004	150,037
Nordic Freedom	2005	159,331
Nordic Skier	2005	159,089
Nordic Sprinter	2005	159,089
Nordic Cross	2010	158,475
Nordic Light	2010	158,475
Nordic Vega	2010	163,940
Nordic Breeze	2011	158,597
Nordic Zenith	2011	158,645
Nordic Hawk	2016	158,594
Nordic Star	2016	157,738
Nordic Space	2017	157,582
Nordic Aquarius	2018	157,338
Nordic Cygnus	2018	157,526
Nordic Tellus	2018	157,407
Nordic Harrier	2022	157,094
Nordic Hunter	2022	157,037

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Reclassifications: The Company made certain reclassifications to the prior years’ financial statements to conform them to the presentation as of and for the year ended December 31, 2023. These reclassifications had no effect on consolidated financial position, net earnings, shareholders’ equity, or net cash flows for any of the periods presented.

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

Foreign Currency Translation: The functional currency of the Company is the United States (“U.S.”) dollar as substantially all revenues are nominated in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The Company’s subsidiaries NAT Chartering AS, and the European branch of Scandic American Shipping Ltd, have Norwegian kroner as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders’ equity as part of accumulated other comprehensive income (loss).

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

Vessels: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation and impairment. Financing costs incurred during the construction period of the vessels are capitalized and included in vessels’ cost for qualifying assets. Certain subsequent expenditures for conversions and major improvements are capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value and is expensed over the estimated useful life of the related assets using the straight-line method. The residual value is estimated to be $8.0 million per vessel and the estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Estimated useful life of ballast tank improvements is eight years. Ordinary repairs and maintenance are expensed as incurred. Vessels are classified separately as held for sale as part of current assets in the balance sheet when their carrying amount is expected to be recovered through a sale rather than continued use. For this to be the case, certain criteria should be met including, but not limited to, that the vessel must be available for immediate sale in its present condition, an active program to locate a buyer must be initiated, its sale must be highly probable, and the sale should be expected to be completed within one year. Vessels classified as held for sale are stated at their fair value less cost to sell. Fair value is based on broker estimates that could be adjusted if there are actual entity-specific comparable transactions available.

Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Undiscounted future cash flows are estimated on a vessel-by-vessel basis if events or change in circumstances indicate that carrying amounts may not be recoverable. When applicable, estimates of future undiscounted cash flows are prepared and include assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The Company estimates the daily time charter equivalent for the remaining operating days, utilizing available market data for spot market rates for the initial two-year period and the most recent fifteen-year historical company-specific average rates for the remaining estimated life of the vessel. The Company may apply a probability-weighted approach when estimating undiscounted cash flows if multiple outcomes are reasonably possible, such as vessel sales or to account for estimation uncertainty. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to its fair value, by recording an impairment charge. The impairment loss is determined by the difference between the carrying amount of the asset and its fair value. Fair value is based on broker estimates that could be adjusted if there are actual entity specific comparable transactions available.

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

Two of the Company’s subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 22% for the years ended December 31, 2023, 2022 and 2021, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2023, 2022 and 2021 was $120,000, $23,000 and $59,000, respectively. Deferred tax assets related to these entities are insignificant. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

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

For the years ending December 31, 2023, December 31, 2022, and December 31, 2021, one customer accounted for 11.3%, 12.2% and 12.5% of the voyage revenues, respectively.

Accounts receivable, Net, as of December 31, 2023, and December 31, 2022, were $26.3 million and $20.5 million, respectively. As of December 31, 2023, four charterers accounted for 73.2% of the outstanding accounts receivable, each representing 22.5%, 19.3%, 15.8% and 15.6% of the balance. As of December 31, 2022, three charterers accounted for 54% of the outstanding accounts receivable, each representing 29.8%, 13.3% and 10.9% of the balance. Accounts Receivable, Net, as of December 31, 2023, and December 31, 2022, are net of a provision for credit losses of $88,000 and $130,000, respectively.

Recently Adopted Accounting Standards and Recent Accounting Pronouncements

In March 2020 and January 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-04 and ASU 2021-01, respectively, Reference Rate Reform (ASC 848), which provided relief and clarification of guidance for companies preparing for discontinuation of interest rates such as LIBOR. The Company applied some of the expedients and exceptions for applying GAAP provided by the updates when the LIBOR reference rates were discontinued and replaced with alternative reference rates. No material effects from these transitions occurred and we refer to footnote 8 for further details related to amendments agreed with lenders in 2023.

The FASB issues Accounting Standards Updates (“ASU”) to communicate changes to the codification. The Company considers the applicability and impact of ASUs issued. As of December 31, 2023, no ASUs have been issued that are expected to have a material impact on the consolidated financial statements.

3.	REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split:

All figures in USD ‘000	2023	2022	2021
Spot Charter Revenues	346,409	296,810	170,242
Time Charter Revenues	45,278	42,530	20,833
Total Voyage Revenues	391,687	339,340	191,075

The future minimum revenues as at December 31, 2023 related to time charter revenues are as follows:

All figures in USD ‘000	Amount
2024	47,783
2025	17,155
2026	17,155
2027	17,155
2028 and thereafter	7,406
Total Future Minimum Revenues	106,654

Time charter revenues specified in the table above include revenues from six vessels in 2024 and two vessels in the following years.

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations. As of December 31, 2023, and December 31, 2022, the Company has capitalized fulfilment cost of $0.1 million and $1.3 million, respectively.

4.	VESSELS

Vessels consists of the carrying value of 20 and 19 vessels for the year ended December 31, 2023, and December 31, 2022, respectively. Vessels includes capitalized drydocking costs.

All figures in USD ‘000	2023	2022
Vessels Cost as of January 1	1,078,996	1,244,148
Additions Vessels	73,526	117,677
Disposals Vessels	-	(282,829)
Drydocking Cost as of January 1	68,324	80,047
Additions Drydocking	11,275	12,774
Disposals Drydocking	-	(24,497)
Total Cost Vessels and Drydocking	1,232,121	1,147,320
Less Accumulated Depreciation	(449,464)	(398,113)
Less Accumulated Impairment Loss on Vessels	(14,073)	(14,073)
Net Book Value Vessels as of December 31	768,584	735,134

Impairment and Gain on Disposal of Vessels

The Company has recorded impairment losses on vessels of $nil, $0.3 million and $60.3 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively.

If events or change in circumstances indicate that carrying amounts may not be recoverable, the Company reviews its vessels for impairment on an asset-by-asset basis by comparing the carrying value of its vessels to estimated undiscounted cash flows for the remaining useful life of its vessels. If applicable, the Company develops undiscounted future cash flows for the remaining useful life of the vessels with assumptions and estimates made based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated charter rates. Charter rates are volatile, and the analysis have in prior periods been based on market rates obtained from third parties, in combination with historical achieved rates by the Company. No events or change in circumstances were identified as of December 31, 2023, that indicated that the carrying values may not be recoverable.

The impairment charge of $60.3 million recorded in 2021 was related to six vessels built in the period from 2002 to 2003. In 2022, five of these vessels were sold with an accumulated gain of $6.0 million. The gain relates in all material respects to the last vessel sold in October 2022, as a result of increasing second-hand vessel prices throughout 2022. No vessels have been disposed of in 2023.

5.	RELATED PARTY TRANSACTIONS

The Company has an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. The Company has in 2023 paid operating cost of $1.3 million and fees associated with actual use. In 2023, 2022 and 2021, the Company recognized an expense of $0.2 million, $0.3 million and $0.3 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2023, or December 31, 2022.

6.	OTHER NON-CURRENT ASSETS

All figures in USD ‘000	2023	2022
Fixture, Furniture and Equipment, Net	969	730
Other	155	148
Total as of December 31,	1,124	878

7.	SHARE-BASED COMPENSATION PLAN

In 2011, the Board of Directors decided to establish an incentive plan and the Company has amended its 2011 Equity Incentive Plan (the “Plan”) in 2015, 2019 and 2022. 4,000,000 stock options are authorized under the Plan, as of December 31, 2023.

Stock Option Awards

In October 2019, the 2011 Equity Incentive Plan was amended to reserve 1,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors. The Company granted 755,000 and 234,000 stock options with vesting over a period of two and three years, respectively, and an exercise price of $4.70 per share. In October 2021, the vesting period for the 755,000 stock options that originally vested in October 2021 was prolonged with two years. In October 2022, 989,000 stock options vested without any options being exercised as the strike price was above the share price at the vesting date. After the expiration in October 2022, these options became eligible for re-distribution.
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

*Applied nil as the exercise price is adjusted for dividends

The expected volatility was based on historical volatility observed from historical company-specific data during the two years prior to the grant date. The compensation expense related to equity incentive awards was $2.2 million, $0.4 million and $0.2 million for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, respectively, and the remaining unrecognized cost as of December 31, 2023, related to non-vested stock options was $1.8 million with a remaining average remaining vesting period of 0.8 years. No stock options were forfeited in 2022. During 2023, 135,000 stock options have forfeited and a cost of $0.1 million has been reversed in 2023. No stock options were exercisable as of December 31, 2023.

8.	LONG-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

The Company has two lenders financing its fleet of twenty Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by fourteen vessels built prior to 2017, and (2) the Financing of 2018-built vessels that is related to the three vessels built in 2018, the Financing of 2022-built vessels that is related to the two vessels built in 2022 and the Financing of Nordic Hawk that is related to the 2016-built vessel, Nordic Hawk, delivered to the Company in 2023.

2019 Senior Secured Credit Facility and $30 million Accordion Loan:

On February 12, 2019, the Company entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over fourteen vessels built in the period from 2003 to 2017 and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating interest rate and matures in February 2025. The loan had an original maturity date in February 2024. In 2023, the Company has signed amendments to the borrowing agreement extending the maturity date to February 2025, revised the required minimum liquidity covenant from $30.0 million to $20.0 million, negotiated a reduced interest rate for the remaining balance of the portion of the loan that was paid out in 2019 and replaced the LIBOR interest rate element in the agreement with the Federal Funds Rate. Further, the agreement contains an excess cash mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. Net proceeds obtained from sale of a vessel used as security are at the lender’s discretion subject to repayment of the outstanding loan balance. The agreement contains covenants that require a minimum liquidity of $20.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, the Company entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating interest rate and matures in February 2025. Modifications made to the loan agreement in 2023 are discussed in the paragraph above. Excess cash flow payments as described above are applied to the balance of the 2019 Senior Secured Credit Facility before being applied to the $30 million Accordion Loan. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, the same financial covenants and repayment clauses.

The Company has repaid $44.6 million of the facility in the twelve months ended December 31, 2023 and as of December 31, 2023 and December 31, 2022, the Company had $84.6 million and $129.2 million drawn under its 2019 Senior Secured Credit Facility, respectively.

As of December 31, 2023, the Company has presented $11.7 million, net of deferred financing cost of $0.4 million, under Current Portion of Long-Term Debt. As of December 31, 2022, the Company presented $25.8 million, net of deferred financing cost of $1.5 million, as Current Portion of Long-Term Debt that included $15.2 million in an additional payment related to the excess cash flow mechanism that was paid in February 2023. The Excess Cash Flow payment generated from the earnings in the fourth quarter of 2023 has been waived by the lender and the Company applied this cash to the acquisition of the 2016-built vessel, Nordic Hawk, that was delivered to us in December 2024.

Subsequent to December 31, 2023, the Company has repaid in total $3.0 million, and the total outstanding balances as of the date of this report is $81.6 million.

Financing of 2018-built Vessels

The Company has three vessels that were built and delivered in 2018. Under the terms of the financing agreement, the lender provided financing of 77.5% of the purchase price for each of the three vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements and has the option to purchase the vessels after sixty and eighty-four months. The purchase options have to be declared six months in advance of the anniversaries for each vessel. The options related to the sixty-month anniversaries expired in 2023 and the next anniversaries are in 2025. In 2023, the Company has agreed a replacement of the original LIBOR element with a term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points and as of December 31, 2023, the financing agreements include interest charges composed of a floating term SOFR element that is subject to annual  adjustment, plus a margin of 4.52% and a credit adjustment spread of 0.25%. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $87.2 million and $96.0 million as of December 31, 2023 and 2022, respectively, where $8.9 million and $8.5 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of 2022-built Vessels

The two vessels, Nordic Harrier and Nordic Hunter, were delivered from Samsung shipyard in 2022. Under the terms of the financing agreement, the lender provided financing of  80.0% of the purchase price for each of the two vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels for $16.5 million for each vessel upon the completion of the ten-year bareboat charter agreements and has the option to purchase the vessels after sixty and eighty-four months. In 2023, the Company has agreed a replacement of the original LIBOR element with a term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points and as of December 31, 2023, the financing agreements include interest charges composed of a floating term SOFR element that is subject to quarterly adjustment, plus a margin of 4.50% and a credit adjustment spread of 0.26%. The financing agreements contain certain financial covenants requiring the Company on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $79.4 million and $84.9 million as of December 31, 2023 and 2022, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Hawk

The 2016-built vessel, Nordic Hawk, was delivered to the Company in December 2023. Under the terms of the financing agreement, the lender provided financing of 75.0% of the purchase price. Upon delivery of the vessel, the Company entered into an eight-year bareboat charter agreement. The Company has an obligation to purchase the vessel for $5.9 million upon the completion of the eight-year bareboat charter agreement and has the option to purchase the vessel after sixty and eighty-four months. The financing agreement has an interest rate as of December 31, 2023, composed of a floating term SOFR element subject to quarterly adjustments and a margin of 4.76%. The financing agreement contains certain financial covenants requiring the Company on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $53.5 million and $nil as of December 31, 2023, and 2022, respectively, where $5.9 million and $nil, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

As of December 31, 2023, the aggregate annual principal payments required to be made under the Company’s outstanding debt facilities are as follows:

Debt repayments in $’000s*	Total	2024	2025	2026	2027	2028	More than 5 years
2019 Senior Secured Credit Facility including the $30 mill Accordion Loan	84,640	12,079	72,561	-	-	-	-
Financing of 2018-built Vessels	87,239	9,138	9,534	9,974	10,434	48,159	-
Financing of 2022-built Vessels	79,351	5,515	5,500	5,500	5,500	5,515	51,521
Financing of Nordic Hawk	53,540	6,016	6,016	6,000	6,000	6,016	23,492
Total	304,770	32,748	93,611	21,474	21,934	56,690	75,313

The table above includes contractual repayments for the 2019 Senior Secured Credit Facility and the excess cash flow mechanism could result in higher loan repayments than indicated above if the Company generates excess cash from operations.

The Company monitors compliance with financial covenants on a regular basis and as at December 31, 2023, the Company was in compliance with the financial covenants in its debt facilities. The financial minimum liquidity covenant has historically been the most sensitive covenant. As of December 31, 2023, the cash balance of the Company was $31.1 million.

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

The Company prepares cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. The Company applies an average of several broker estimates in combination with own estimates for the coming 12-months’ period. The average freight rates achieved in 2023 have been strong compared to the historical long-term average freight rates achieved by the Company. As such, the Company has generated significant positive cash flows from operations that could be used for dividends, investments, or repayment of outstanding loan balances. The 2019 Senior Secured Credit Facility matures in February 2025 and the remaining loan balance at maturity will have to be repaid from cash generated from operations in the preceding period, refinanced with a new loan or a further extension of the revised maturity date with the lenders. In the first quarter of 2024, the Company has repaid $3.0 million on the facility and the loan-to-value ratio for the 2019 Senior Secured Credit Facility and the fourteen vessels used as collateral for the loan, is well below 15%, based on an outstanding balance of $81.6 million as of the date of this report.

The Suezmax freight rates in the first quarter of 2024 has continued to generate significant positive earnings and the Company expects that additional loan repayments can be made during 2024 due to the excess cash flow mechanism included in the 2019 Senior Secured Credit Facility. The low loan-to-value ratio for the 2019 Senior Secured Credit Facility has allowed for the excess cash flow payments to be waived in certain quarters during 2023 that contributed to increased dividends and to apply excess liquidity as equity in the acquisition of the 2016-built vessel, Nordic Hawk, that was delivered to the Company in December 2023.

Given the current conditions of the Suezmax tanker market, which the Company and external market sources expect to continue at least until maturity of the 2019 Senior Secured Credit facility and the $30 million Accordion Loan in February 2025 and considering various reasonable sensitivities, the Company expects that it could be able to repay the debt with cash flows from operations. The ability to repay the loan balance in full upon maturity with cash flows generated from operations is also impacted by the size of dividends expected to be declared in the period. In the event there is shortfall, the Company considers that it has financial flexibility through utilization of the existing ATM program, sale of vessels or through extensions or refinancings.

9.	INTEREST EXPENSES

Interest expenses consist of interest expense on the long-term debt and amortization of deferred financing costs related to the facilities described in Note 8.

All figures in USD ‘000	2023	2022	2021
Interest Expenses, net of capitalized interest	29,040	23,455	23,392
Amortization of Deferred Financing Costs	1,458	3,600	2,988
Total Interest Expenses	30,498	27,055	26,380

For the years ended December 31, 2023, 2022 and 2021, $nil, $0.8 million and $1.5 million of interest expenses were capitalized, respectively.

10.	OTHER CURRENT LIABILITIES

All figures in USD ‘000	2023	2022
Accrued Expenses	5,293	6,472
Other Liabilities	1,616	1,821
Deferred Revenues	3,949	6,146
Total as of December 31,	10,858	14,439

11.	EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD except number of shares and earnings (loss) per common share	2023	2022	2021
Numerator:
Net Income (Loss)	98,711	15,101	(171,328)
Denominator:
Basic - Weighted Average Common Shares Outstanding	208,796,444	202,032,942	162,549,611
Dilutive – Weighted Average Common Shares Outstanding	208,811,300	202,032,942	162,549,611
Earnings (Loss) per Common Share:
Basic	0.47	0.07	(1.05)
Diluted	0.47	0.07	(1.05)

Potentially dilutive equity instruments include the effects from unexercised stock options described in note 7 and additional dilution could result from the use of the ATM offering as further described in note 12.

12.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of January 1, 2021	360,000,000	151,446,112	1,514
$60 million 2020 ATM	-	22,025,979	220
$60 million 2021 ATM	-	10,222,105	102
Balance as of December 31, 2021	360,000,000	183,694,196	1,836
$60 million 2021 ATM	-	10,764,990	108
$60 million 2022 ATM	-	14,337,258	143
Balance as of December 31, 2022	360,000,000	208,796,444	2,087
$60 million 2022 ATM	-	-	-
Balance as of December 31, 2023	360,000,000	208,796,444	2,087

On October 16, 2020, the Company entered into an equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an At-the-Market Offering (the “$60 million 2020 ATM”) program having an aggregate offering price of up to $60,000,000.  In 2021, the Company raised $60.0 million and $58.5 million in gross and net proceeds, respectively by issuing 22,025,979 common shares and this ATM was fully utilized. The 2020 $60 million ATM program was terminated on October 14, 2021.

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

On February 14, 2022, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In 2022, the Company raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by selling and issuing 14,337,258 commons shares. No common shares have been issued in 2023 and the remaining available balance under this ATM is $26.4 million. Based on the share price of the Company of $3.80 as of April 19, 2024, it would have resulted in 6,958,723 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

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

The Share Premium Fund was $167.1 million and $167.1 million as of December 31, 2023 and 2022, respectively. Credits to Additional Paid in Capital are a result of accounting for the Company’s share-based compensation program and issuance of shares.

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

For the year ended December 31, 2023, the Company declared dividends of $102.3 million that was charged to the Contributed Surplus Account. The Company paid out $89.8 million of the declared dividends in 2023 and the remaining $12.5 million was paid out in January 2024. For the year ended December 31, 2022, the Company paid a dividend of $22.7 million that was charged to the Contributed Surplus Account. The Company’s Contributed Surplus account was $404.8 million and $507.1 million as of December 31, 2023 and 2022, respectively.

Shareholders’ Rights Plan

On June 16, 2017, the Board of Directors adopted a new shareholders’ rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017, to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company’s common shares. As at December 31, 2023, no shares were issued pursuant to the plan.

This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that the Board determines are in the best interests of our shareholders.

13.	COMMITMENTS AND CONTINGENCIES

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings resulting from operating the vessels in numerous jurisdictions worldwide. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

No material claims have been filed against the Company as of December 31, 2023 and 2022.

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
-
The estimated fair value for the long-term debt is considered to be approximately equal to the carrying values, adjusted for deferred financing cost presented as a reduction of the nominal borrowing amounts, since it bears spreads and variable interest rates which approximate market rates.

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2023 and 2022, are as follows:

All figures in USD ‘000 Recurring:	Fair Value Hierarchy Level	2023 Fair Value	2023 Carrying Value	2022 Fair Value	2022 Carrying Value
Cash and Cash Equivalents	1	31,078	31,078	59,583	59,583
Restricted Cash	1	2,283	2,283	3,719	3,719
2019 Senior Secured Credit Facility including $30 million Accordion Loan	2	(84,640)	(84,155)	(129,189)	(127,600)
Financing of 2018-built Vessels	2	(87,239)	(86,145)	(95,950)	(94,622)
Financing of 2022-built Vessels	2	(79,351)	(78,425)	(84,851)	(83,815)
Financing of Nordic Hawk	2	(53,540)	(52,871)	-	-

15.	SUBSEQUENT EVENTS

On February 29, 2024, the Company declared a cash dividend of $0.12 per share in respect of the results for the fourth quarter of 2023. The dividend of $25.1 million was paid on April 10, 2024.