Form 20-F
period 2024-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2025-04-29
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were outstanding 211,750,663 common shares of the Registrant, $0.01 par value per share.

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

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “will,” “would,” “may,” “seek,” “continue,” “possible,” “might,” “forecast,” “potential,” “should,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.

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

Nordic American Tankers Ltd. is different from other stock listed tanker companies. No other company has the strategy of NAT. Please see Item 4. A. for the NAT overall strategy.

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
•
If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could result in monetary fines or other penalties and may adversely affect our reputation and the market and trading price of our common stock.

•	Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
•	We are incorporated in Bermuda, and it may not be possible for our investors to enforce U.S. judgments against us.
•	We may have to pay tax on United States source income, which would reduce our earnings.
•	If the United States Internal Revenue Service were to treat us as a “passive foreign investment company,” that could have adverse tax consequences for United States shareholders.
•	Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
•	We may become subject to taxation in Bermuda which would negatively affect our results.
•	As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in another offshore jurisdiction, our operations may be subject to economic substance requirements.

Risks Related to Our Business and Financial Condition

If the Suezmax tanker industry, which historically has been cyclical and volatile, is depressed in the future, our revenues, earnings and available cash flow may decrease.

We specialize in Suezmax tankers. Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of and demand for tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. The armed conflicts in Ukraine and in Israel and Gaza have continued to disrupt energy production and trade patterns, including shipping in the Black Sea, Red Sea and elsewhere, and its impact on energy demand and costs is expected to remain uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply of and demand for energy resources and oil products;

•
global and regional economic and political conditions and developments, including developments in international trade, including those relating to the imposition of tariffs, and including the increased vessel attacks and piracy in the Red Sea, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

•	the price of oil;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	weather and acts of God, natural disasters and health disasters;

•	changes in consumption of oil and petroleum products due to competition from supply and demand for new, alternative sources of energy and from other shipping companies and other modes of transport;

•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas, and potential physical disruption of shipping routes as a result thereof;

•	any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries;

•	economic slowdowns, including supply chain issues, due to natural or public health events such as the diseases and viruses affecting livestock and humans including pandemics; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	the demand for alternative energy resources;

•	supply of and demand for energy resources and oil and petroleum products;

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	the number of vessel casualties;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing and interest rates on financing for new vessels and shipping activity;

•	the price of oil

•	the scrapping rate of older tankers;

•	technological advances in tanker design and capacity, propulsion technology and fuel consumption efficiency;

•	tanker charter rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	the age of the world tanker fleet;

•	port and canal congestion;

•	speed of vessel operation;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	developments in international trade, including refinery additions and closures;

•	the phasing of maritime shipping into the EU Emission Trading Scheme (the “ETS”), which applies to all large ships of 5,000 gross tonnage or above;

•	the number of tankers that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire; and

•
changes in environmental and other regulations that may limit the useful lives of tankers, and environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions.

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

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards in combination with the age profile of the existing world tanker fleet, the capacity of the global tanker fleet seems likely to be muted, but there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results, including possible impairment charges against our earnings.

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

The 21 vessels that we currently operate are primarily employed in the spot market with six vessels employed on time charter contracts during 2025. This is the two 2022-built vessels chartered out on six-year time charter agreements that commenced in 2022, one vessel chartered out on a five-year contract that commenced in late 2024 and one vessel on longer term time-charter agreements expiring in November 2026. Two other vessels are currently on time charter expiring 2025. We are therefore highly dependent on spot market charter rates. The spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We will be exposed to prevailing charter rates in the crude tanker sectors when these vessels’ existing charters expire, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand.

The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations, including impairment charges against our earnings, and financial condition. If an excess of vessels is available on the spot or short-term market at the time we are seeking to fix new longer-term charters, we may have difficulty entering into such charters at all or at profitable rates and for any term other than short term and, as a result, our cash flow may be subject to instability in the mid to long-term. In addition, it would be more difficult to fix relatively older vessels should there be an oversupply of younger vessels on the market. A depressed spot market may require us to enter into short-term spot charters based on prevailing market rates, which could result in a decrease in our cash flow.

Changes in the price of fuel and regulations may adversely affect our profits.

Fuel, including bunkers, is a significant, if not the largest, expense in our shipping operations, and changes in the price of fuel may adversely affect our profitability. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict between Russia and Ukraine and between Israel and Hamas, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Effective January 1, 2020, the International Maritime Organization, or IMO, implemented a new regulation for a 0.50% global sulphur cap on emissions from vessels. Under this new global cap, vessels must use marine fuels with a sulphur content of no more than 0.50% or use an exhaust gas cleaning system, against the former regulations specifying a maximum of 3.50% sulphur in an effort to reduce the emission of sulphur oxide into the atmosphere.

All our vessels are complying with the global sulphur cap requirements as directed by IMO, either by using Very Low Sulphur Fuel Oil or High Sulphur Fuel Oil. Low sulphur fuel of 0.50% sulphur content or lower, is presently more expensive than the High Sulphur Fuel Oil containing 3.5% sulphur, but these prices fluctuate a lot depending on oil prices and geographic locations and availability.

Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulphur fuel oils are unavailable, of low or inconsistent quality, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation.

Inability to renew the fleet would adversely affect our business, results of operations, financial condition and ability to pay dividends.

If we do not set aside funds or are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate that our vessels have a useful life of up to 25 years from the date of their initial delivery from the shipyard. In case we acquire secondhand vessels, they are depreciated from the date of their acquisition through their remaining estimated useful life. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

The international Suezmax tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.

The Baltic Dirty Tanker Index, or the BIDY, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, is volatile. In 2024, the BIDY followed seasonal patterns with less volatility than seen in 2023, with the average for the year coming in at 999, slightly lower than the 1,149 reached in 2023. The 2023-numbers are somewhat inflated by the Russian invasion in Ukraine and the following sanctions regime. During 2024, the BIDY reached a high of 1,267 and a low of 799 compared to a high of 1,648 and a low of 713 in 2022. The Baltic Clean Tanker Index, or BITY, a comparable index to the BIDY, has been more volatile with a high of 1,411and a low of 460in 2024. This compares to a high of 1,250 and a low of 563 in 2023. Similar to the BIDY, the BITY saw higher volatility and higher levels in 2023 compared to 2024. Although slightly lower, markets in 2025 have continued their solid performance, and the BIDY and BITY were at 953 and 750, respectively, as of April 1, 2025. There can be no assurance that the crude oil and petroleum products charter market will increase or continue at the current levels, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products, the inventories of crude oil and petroleum products in the United States and in other industrialized nations, oil refining volumes, oil prices, and any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries as well as seasonal variations.

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

Tanker values have historically experienced high volatility. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types, ages and sizes of vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels age, they generally decline in value. These factors will affect the value of our vessels for purposes of covenant compliance under our borrowing facilities and at the time of any vessel sale. If for any reason we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the tanker’s carrying amount in our financial statements, with the result that we would also incur a loss on the sale and a reduction in earnings from impairment charges, which could reduce our ability to pay dividends and negatively affect our business, financial condition and operating results.

The carrying values of our vessels may not represent their charter-free market value at any point in time. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

An over-supply of Suezmax tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of Suezmax tankers is affected by a number of factors such as demand for energy resources, including oil and petroleum products, as well as overall economic growth in parts of the world economy, including Asia.

If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels could have an adverse effect on our business, results of operations, ability to pay dividends, and financial position.

Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.

We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, pandemics or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt. As of December 31, 2024, we have not placed any orders for Suezmax vessels and as such, we are not exposed to any risk related to construction of newbuildings.

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

Currently, the world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, current trade tension between the United States and China, among other countries, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, epidemics or pandemics, and banking crises or failures.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, the Black Sea and in the Red Sea conflicts between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia, among others. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

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

We rely on our computer systems and network infrastructure across our operations, including IT systems on our vessels operated by our technical managers. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions and may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. A cyber-attack could materially disrupt our operations, which could also adversely affect the safety of our operations or result in the unauthorized release or alteration of information in our systems. Such an attack on us could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses.

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

The EU has adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation (“GDPR”). The GDPR came into force on May 25, 2018, and applies to organizations located within the EU, as well as to organizations located outside of the EU if they offer goods or services to, or monitor the behaviour of, EU data subjects. It imposes a strict data protection compliance regime with significant penalties and includes new rights such as the “portability” of personal data. It applies to all companies processing and holding the personal data of data subjects residing in the EU, regardless of the company’s location. Implementation of the GDPR could require changes to certain of our business practices, thereby increasing our costs. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Further, the SEC, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. For more information on our cybersecurity risk management and strategy, please see “Item 16K. Cybersecurity”.

If we do not manage relationships with customers or successfully integrate any acquired Suezmax tankers, we may not be able to grow or effectively manage our growth.

Our future growth will depend upon a number of factors, some of which may not be within our control. Some of these factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly,

•	obtain newbuild contracts at acceptable prices,

•	manage relationships with customers and suppliers,

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures,

•	integrate any acquired tankers or businesses successfully with our then-existing operations,

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet,

•	identify additional new markets and expand or enlarge our customer base,

•	improve our operating, financial and accounting systems and controls, and

•	obtain required financing for our existing and new operations.

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

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

The operation of Suezmax tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire or explosion, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers. These hazards may result in death or injury to persons, loss of revenues or property, governmental fines, penalties or restrictions on conducting business, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting, any of which may reduce our revenue or increase our expenses and also subject us to litigation.

We operate our Suezmax tankers worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. The operations of ocean-going vessels in international trade are affected by a number of risks. Our vessels are at a risk of damage or loss because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, collision, human error, war, terrorism, piracy, robbery, diseases, quarantine, cargo loss and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. For example, there have been recent threats, including piracy and drone and missile attacks on commercial vessels transiting the Red Sea and surrounding waterways, which are believed to be led by the Yemen-based Houthi rebel group purportedly in response to the armed conflict between Israel and Hamas. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

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

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband or stowaways, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries suspected to have a risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject to the risk that we, our service providers, or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”). Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Red Sea, the Gulf of Aden off the Coast of Somalia, and particularly the Gulf of Guinea region, off of Nigeria, which experienced increased incidents of piracy in recent years. Acts of piracy and war like conditions could result in harm or danger to the crews onboard our vessels. In addition, if piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. Furthermore, the recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies, including Nordic American Tankers Limited, have decided to reroute vessels to avoid the Suez Canal and Red Sea. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel’s registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If we purchase secondhand vessels, we may not receive warranties from the builder and operating cost may increase as a result of aging of the fleet.

Following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year. Cargo insurance rates increase with the age of a vessel, as older vessels may be less desirable to charterers and may be restricted in the type of activities in which the vessels can engage.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. Future repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than those for equivalent vessels of which we have had direct experience. These additional costs could decrease our cash flow and reduce our liquidity. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas,” which may be subject to higher risk of piracy, war or terrorism. We cannot be certain that our insurers will continue to provide such cover, or that we will be able to recover these increased costs from our charterers. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market. Any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

In addition, we do carry loss-of-hire insurance for those vessels on time-charter contracts, finance through Ocean Yield, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from a major accident. Accordingly, any vessel that is off hire for an extended period of time, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

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

The operation of Suezmax tankers and transportation of crude and petroleum products is extremely competitive, and our industry is capital intensive and highly fragmented. Demand for transportation of oil and oil products has declined in the past, and could continue to decline, which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions and may be able to offer more competitive prices and fleets. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies and our market share may decrease in the future and we may not find profitable employment for our vessels, which could adversely affect our financial condition and our ability to expand our business.

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

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other similar incidents in the future, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, in August 2023 under a new administration, the BSEE released a final Well Control Rule which strengthens testing and performance requirements and may affect offshore drilling operations. In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, and the resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2024. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. The standards have been in force since 2019, and for most vessels, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017, are to comply with the D-2 standards on or after September 8, 2017. All our vessels have installed ballast water management systems and as such we are compliant with these guidelines.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. The new regulations will require the installation of new equipment, which may cause us to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee (“MEPC”) announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships, which identifies levels of ambition to reducing greenhouse gas emissions. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. The European Union on the other hand has indicated that it intends to accelerate its plans to include shipping into the emissions trading scheme.

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

In 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

Additionally, on or before January 1, 2023, all ships above 400 gross tonnages must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnages, the SEEMP needs to include certain mandatory content. MEPC 76 also adopted amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024.

MEPC 76 also adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

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

In March 2022, the SEC announced proposed rules with respect to climate-related disclosures, including with respect to greenhouse gas emissions and certain climate-related financial statement metrics, which would apply to foreign private issuers listed on US national securities exchanges, such as us. Compliance with such reporting requirements or any similar requirements may impose substantial obligations and costs on us. The SEC adopted final rules regarding such disclosures on March 6, 2024, which are currently subject to a voluntary stay by the SEC until the resolution of legal challenges. If we are unable to accurately measure and disclose required climate-related data in a timely manner, we could be subject to penalties in certain jurisdictions.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016, set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017, are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

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

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes our entire fleet. As of December 31, 2024, we had $269.7 million of outstanding indebtedness.

Our borrowing facilities contain restrictive covenants, which could negatively affect our growth, cause our financial performance to suffer and limit our ability to pay dividends.

Our outstanding debt requires us or our subsidiaries to maintain financial covenants. Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our or our shareholders’ best interest. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of diseases, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

These financial and other covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under the borrowing facilities would prevent us from borrowing additional money under our credit facilities or lease financing arrangements and could result in a default under our credit facilities and would prevent us from paying dividends to our shareholders and could result in a default under our borrowing facilities. If a default occurs under our borrowing facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities or lease financing arrangements that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities or lease financing arrangements. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our common shares, make capital expenditures, or incur additional indebtedness.

Furthermore, our debt and lease financing agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt or lease financing agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such indebtedness under these agreements and the lenders thereunder may foreclose upon any collateral securing that indebtedness, including our vessels, even if we were to subsequently cure such default. In addition, our credit facilities and lease financing arrangements contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

As of December 31, 2024, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

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

The occurrence or continued occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels and ability to pay dividends.

We cannot assure you that we will be able to refinance our indebtedness.

In the event that we are unable to service or repay our debt obligations out of our operating activities, we may need to refinance our indebtedness, and we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. The actual or perceived tanker market rate environment and prospects and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing. If we are unable to refinance our indebtedness, we may choose to issue securities or sell certain of our assets in order to satisfy our debt obligations. If we are unable to meet our debt obligations, or if we otherwise default under our loan facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

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

The market price of our common shares has fluctuated widely since our common shares began trading in on the NYSE. Over the last few years, the stock market has experienced price and volume fluctuations, due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including third party announcements concerning us or our competitors and the general state of the securities market. The shipping industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2024, the price of our common shares experienced a high of $4.56 in May and a low of $2.44 in December. As of April 16, 2025, the price of our common shares was $2.44.

The market price of our common shares is affected by a variety of factors, including:

•	Investor reaction to the execution of our business strategy, including mergers and acquisitions;

•	Shareholder activism;

•	Our continued compliance with the listing standards of NYSE;

•	Regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry, including those related to climate change;

•	Variations or fluctuations in our financial results or those of companies that are perceived to be similar to us;

•	Our ability or inability to raise additional capital and the terms on which we raise it;

•	Declines in the market prices of stocks generally;

•	Trading volume of our common shares;

•	Shorting activity in relation to our share;

•	Sales of our common shares by us or our stockholders;

•	The loss of any of our key management personnel;

•	General economic, industry and market conditions; and

•
Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may seriously harm the market price of our common shares, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our common shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our common shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due short sellers of shares of common shares, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common shares at all.

We operate in a cyclical and volatile industry and cannot guarantee that we will continue to make cash distributions.

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organizational documents and applicable law. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to pay dividends in the future. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. We have made cash declarations quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Further, our credit facilities limit our ability to distribute dividends. For more information, please see “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Our Borrowing Activities.” We may not continue to pay dividends at rates previously paid or at all. If we do not pay dividends, the market price for our common shares must appreciate for investors to realize a gain on their investment. This appreciation may not occur, and our common shares may in fact depreciate in value, in part because of any future decreases in or elimination of our dividend payments.

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

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. The Company’s internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the Company experiences difficulties in their implementation, the Company’s business and financial results could be harmed and the Company could fail to meet its financial reporting obligations.

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

Almost immediately upon release of the rules, multiple lawsuits challenging the rules were filed in federal court, and the cases were transferred to the Eighth Circuit Court of Appeals. On April 4, 2024, the SEC voluntarily issued a stay of the climate-related disclosure rules pending the completion of judicial review of the consolidated Eighth Circuit petitions, which is still ongoing. In addition, on June 28, 2024, in its decision of the combined cases of Relentless v. Department of Commerce and Loper Bright Enterprises v. Raimondo, the Supreme Court of the United States narrowed its view of agency authority by overturning Chevron deference, which required judges to defer to an agency’s interpretation of relevant laws when its regulations are subject to a legal challenge. This decision will raise the burden for administrative agencies to prove they have the authority to create a rule and will likely create a hurdle for SEC’s pending climate-related disclosure rules. The impact of the ongoing litigation with respect to these rules, as well as the change in administration, is uncertain.

In March 2024, the U.S. Securities and Exchange Commission (SEC) adopted final rules requiring certain climate-related disclosures by registrants. However, in April 2025, the SEC announced that it would stay the implementation of these rules and refrain from defending them in ongoing legal proceedings, introducing further uncertainty around the regulatory landscape for climate-related disclosures in the United States. While we are a foreign private issuer and may not be subject to all aspects of these rules, the evolving expectations of regulators, investors, and other stakeholders regarding transparency in climate-related risks and emissions data may increase our disclosure and compliance obligations over time. Additionally, voluntary climate disclosures or those made to comply with other jurisdictions’ regulations (such as the EU’s CSRD or California’s climate rules) may still expose us to litigation or reputational risks. We continue to monitor regulatory developments closely, but future changes to climate-related disclosure obligations in the U.S. or elsewhere may result in increased costs, changes to our reporting systems, or increased scrutiny of our environmental performance.

The increased focus and activism related to ESG, and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards, or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material adverse effects on the company’s business and financial condition.

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

We have antitakeover protections which could prevent a third party to acquire us without the consent of our board of directors. On June 16, 2017, our Board adopted a shareholders’ rights agreement. This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that our Board determines are in the best interests of our shareholders. These anti-takeover provisions, including provisions of our shareholders’ rights agreement, could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, or engage in other such transactions or dealings that would be violative of applicable sanctions, it could result in monetary fines or other penalties, and may adversely affect our reputation and the market and trading price of our common stock.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavour to take precautions reasonably designed to mitigate such risks, it is possible that in the future our vessels may call on ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would be violative of applicable sanctions, on charterers’ instructions and/or without consent. Our contracts with our charterers may prohibit them from causing our vessels to call on ports located in sanctioned countries or territories or carrying cargo for entities that are the subject of sanctions. Although our charterers may, in certain cases, control the operation of our vessels, we have monitoring processes in place reasonably designed to ensure our compliance with applicable economic sanctions and embargo laws. Nevertheless, it remains possible that our charterers may cause our vessels to trade in violation of sanctions provisions without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the price at which our common stock trades might be adversely affected.

Applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time, and the lists of persons and entities designed under these laws and regulations are amended frequently, as is the case with the war in Ukraine. Moreover, many sanctions regimes, including the United States, provide that entities owned by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Accordingly, current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S., U.K., the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party, or if we are found to be in violation of such applicable sanctions or embargoes, we could be subject to monetary fines, penalties, or other sanctions, as well as suffer reputational harm, and our operations and/or the price at which our common stock trades might be adversely affected.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned and/or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operations results, and cash flows.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons wo operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum service prohibitions or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities between countries. Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.

In particular, leaders in the United States recently implemented more protective trade measures. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. Additionally, new tariffs have recently been imposed by the U.S. on imports from Canada and Mexico, among other countries, on goods including steel and aluminum and automobiles and auto parts. The U.S. has also announced the imposition of a reciprocal tariff policy on most foreign imports subject to certain specified exclusions, that applied an additional 10% duty against all trading partners beginning on April 5, 2025. Additional country-specific duties against certain trading partners were initially effective beginning on April 9, 2025, but are now subject to a suspension for 90 days until July 9, 2025 (although additional tariffs against China presently remain in effect). It is unknown whether and to what extent such tariffs will be retained, expanded, or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures could have an adverse effect on our business, financial condition, and results of operations.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. While the terms of our charters require our charterers to operate our vessels in compliance with all applicable sanctions and embargo laws, the failure of our charterers to comply with such provisions may result in the violation of such applicable sanctions and embargo laws and regulations which could in turn negatively affect our reputation. Further, our reputation and the market for our securities may be adversely affected if, for example, we enter into charters with individuals or entities who, pursuant to contracts with third parties, provide services to or engage in operations associated with countries or territories that are the subject of certain U.S. sanctions or embargo laws. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be characterized as U.S. source shipping income and such income is subject to a 4% United States federal income tax, without the benefit of deductions, unless that corporation is entitled to a special tax exemption under the Code which applies to income derived by certain non-United States corporations from the international operations of ships. We believe that we currently qualify for this statutory tax exemption, and we have taken, and will continue to take, this position on the Company’s United States federal income tax returns. However, there are several risks that could cause us to become subject to tax on our United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances as to our tax-exempt status for our future taxable years.

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

We may become subject to taxation in Bermuda which would negatively affect our results.1

Except as described under “Bermuda Tax Considerations”, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We cannot assure you that a future Minister would honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, our results of operations could be adversely affected.

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

1 Company to received tax advice regarding the implementation of the Corporate Income Tax Act 2023.

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

As a Bermuda exempted company incorporated under Bermuda law, we are subject to the Bermuda PIPA requirements.

The Bermuda Personal Information Protection 2016 Act (“PIPA”) regulates how any organization in Bermuda may use personal information. PIPA became fully operative on January 1, 2025, and applies to all of our Bermuda entities. From this date, organizations in Bermuda are required to comply with a combination of principle-based and prescriptive rules for the use of personal information. Prescriptive rules for in scope organizations (i.e., those that use personal information, noting “use” is broadly defined) include a requirement to only use personal information where a legal condition applies, a requirement to appoint a data privacy officer, a requirement to provide all individuals with a privacy notice that must contain at a minimum certain required information and requirement to understand and comply with individual rights around access, rectification and erasure.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Nordic American Tankers Limited was formed on June 12, 1995, and organized under the laws of the Islands of Bermuda. We maintain our principal office at Swan Building, 26 Victoria Street, Hamilton HM 12, Bermuda. Our telephone number at such address is (441) 292-7202 and we maintain an internet site at www.nat.bm. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. Our common shares trade under the symbol “NAT” on the New York Stock Exchange, or the NYSE. NAT’s shares were admitted for listing on the NYSE in November 2004 and were traded on the American Stock Exchange (AMEX) before that. NYSE Euronext acquired the AMEX in 2008 and is now known as the NYSE American. NAT also had a dual listing on the Oslo Stock Exchange until early 2005 when the listing in Oslo was terminated.

We are an international tanker company focusing solely on owning, operating and chartering of Suezmax tankers. In 2022, we sold five vessels built in 2002 and 2003, and we took delivery of two newbuildings, Nordic Harrier and Nordic Hunter, built at Samsung shipyard in South Korea. In 2023, we acquired the 2016-built Nordic Hawk. There were no changes in 2024 and our fleet counted 20 suezmax tankers at year-end. Subseqent to December 31, 2024, we have sold one of our oldest vessels, 2003 build Nordic Apollo, purchased two 2016-build vessels with delivery during the first half of 2025 and declared purchase option for the two 2018-build vessels Nordic Aquarius and Nordic Cygnus.

The vessels in our fleet are homogenous and interchangeable, which is a business strategy we refer to as the “Nordic American System”. We believe NAT is unlike other companies.

The Nordic American System is transparent and predictable with the key elements of ships, people and capital. Further, we are a dividend company with the objective of having a strong balance sheet and low General and Administrative costs. Under the “Nordic American System”, we are focusing on close customer relationships and serving the “Big Oil” companies with a top-quality fleet.

A Sustainable Business Strategy in Both Strong and Weak Markets

-Simplicity, transparency, predictability

- Expansion of a homogenous fleet
- Cashflow distributed to shareholders
- Strong balance sheet
- Close customer relationships
- Maintain a top quality fleet
- Interests aligned, shareholders/management
- Servicing Big Oil – under TC/contracts
- Low cash breakeven incl. low G&A costs
- Leverage industry network

Maximize Total Return incl. Quarterly Dividend

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

Cash dividends are our priority, and we have, as of this date, declared quarterly dividends for 110 consecutive quarters. In 2024, we have paid dividends in total of $0.42 per share and we have paid dividends in the first quarter of 2025 of $0.10 per share.

In conjunction with the delivery of three vessels from Samsung shipyard in 2018, or the 2018-built Vessels, we entered into final agreements for the financing. Under the terms of the financing agreement, the lender provided financing of 77.5% of the purchase price for each of the three 2018-built Vessels. After delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We are obligated to purchase the vessels upon the completion of the ten-year bareboat charter agreements, and we have the option to purchase the vessels after sixty and eighty-four months. The options to purchase the vessels after eighty-four months are expiring in 2025 and we have so far in 2025 declared two of the three purchase options.

On February 12, 2019, we entered into a new five-year senior secured credit facility for $306.1 million, or the 2019 Senior Secured Credit Facility. Borrowings under the facility are secured by first priority mortgages over fourteen of the Company’s vessels built in the period from 2002 to 2017 and assignments of earnings and insurance. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating interest rate plus a margin and matured originally in February 2024 after which an amendment to the borrowing agreement was made extending the maturity date of the loan to February 2025. In 2019, we incorporated NAT Bermuda Holdings Ltd (“NATBH”) as a wholly owned subsidiary of NAT and transferred the ownership of twenty vessels used as collateral from NAT to NATBH. As of December 31, 2024, there are 14 vessels remaining in NATBH that are used as collateral for the loan.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million. The loan is considered an accordion loan under the 2019 Senior Secured Credit Facility. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating interest rate plus a margin and matures in February 2025. We refer to the information above regarding the repayment of the facility/the refinancing of the facility/the extension of the maturity date.

On December 22, 2020, we entered into final agreements for the financing of the two Suezmax newbuildings that were delivered to us from Samsung Shipyard in South Korea in May and June 2022. We secured 80% financing of the newbuilding price for these two vessels at similar terms as for the 2018-built Vessels with Ocean Yield AS and the facility was fully utilized upon delivery of the vessels in 2022.

On September 29, 2021, we entered into an equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering, or the “$60 million 2021 ATM”, program having an aggregate offering price of up to $60,000,000. As of December 31, 2021, we had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. From January 1, 2022, and through to February 14, 2022, the Company raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, we entered into an equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering, or the “$60 million 2022 ATM”, program having an aggregate offering price of up to $60,000,000. In 2022, we raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by issuing and selling 14,337,258 common shares. No shares were issued under the $60 million 2022 ATM during 2023. During 2024, we have issued 2,954,219 shares and the remaining available balance, after this was $17.2 million under this ATM. This ATM was subsequently cancelled and the available balance not utilized, upon the 3-year expiry of the Shelf F-3 registration statement on February 14, 2025.

On December 4, 2023, we took delivery of the 2016-built Suezmax vessel, Nordic Hawk, increasing our fleet from 19 to 20 vessels. At the same time, we entered into a final agreement with Ocean Yield AS for the financing of 75% of the purchase price of the vessel at similar terms as we have for the financing of the 2018-built Vessels and the 2022-built Vessels for an eight-year bareboat charter agreement.

On February 6, 2025, we signed a new agreement with Beal Bank/CLMG for a five-year Senior Secured Credit Agreement with new terms, referred to as the Amended and Restated Agreement. This Amended and Restated Facility replaces and settles the old facility from February 12, 2019, and is in the amount of $150 million and is a single loan with security in 7 suezmax vessels. All other vessels that were secured under the February 12, 2019, facility is no longer part of the collateral. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating interest rate plus a margin and matures on February 13, 2029.

On March 11, 2025, we filed a new $60 million ATM that was a part of the F-3 filing of the same date. The F-3 filing and subsequently the ATM was made efficient on March 31, 2025. Based on the share price of the Company of $2.44 as of April 16, 2025, the new ATM would have resulted in 24,590,164 million new shares being issued, if fully utilized now.

On March 12, 2025, we entered into a MOA with Ocean Yield for the sale leaseback financing of two acquired vessels, to be delivered to us during April.

For more information, please see “Item 5.B. Liquidity and Capital Resources” with regard to the above described transactions.

As of the date of this report, we have 211,750,663 common shares issued and outstanding.

B.	Business Overview

Our Fleet

Our fleet as of December 31, 2024, consisted of 20 Suezmax crude oil tankers, of which the vast majority have been built in South Korea. In 2023, we have expanded our fleet from 19 to 20 vessels after acquiring the 2016-built vessel, Nordic Hawk. The majority of our vessels are employed in the spot market. The two vessels built in 2022 have been chartered out on six-year time charter agreements that expire in 2028. Further, as of December 31, 2024, we have one vessel chartered out on a five-year time charter agreement expiring in late 2029 and one vessel on a charter that expires in November 2026. Two vessels are currently on a charter expiring late 2025. Occasionally, we also charter out vessels in our fleet on shorter term time charter agreements. The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

As of December 31, 2024, our fleet was as follows:

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

Time Charters: Under a time charter, the charterer is responsible and pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner is responsible and pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. Revenue from time charter contracts is recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved. As of December 31, 2024, we did not have any time charter agreements with profit-sharing.

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

The 2024 Tanker Market (Source; Fearnleys)

Suezmax earnings in 2024, basis fixture date for forward loading averaged $38,100/day, down from $48,500/day in 2023. The decline was partly due to less impact on the overall tanker market from the Russia related trade and partly due to somewhat lower volumes. The average rate on the West Africa – UK/Continent route averaged $36,300/day, down from $40,300/day in 2023. Earnings in the highly correlated VLCC and Aframax segments averaged $38,600/day and $39,500/day in 2024, respectively.

2024 started off on a very strong note, with firm underlying demand even before the Houthi attacks effectively closed the Red Sea for much of conventional shipping. In the beginning of the year there was record Atlantic-East crude oil flow, mostly on VLCCs and to some extent also Suezmaxes. This strength, however, gradually ebbed through the year. On a year-end-to-year-end basis global oil supply, the main driver for crude tanker demand, grew only slightly, as the OPEC+ on average produced 900 kbpd less than in 2023, offsetting much of the 1.5 mbpd non-OPEC+ growth (from a lower average base). However, as growth from non-OPEC+ was both lower than initially expected by energy agencies and mostly traded locally, with (some) Eastern demand being met with sanctioned oil, tonne-mile demand declined in the second half of the year. This also led to much lower rates than normal toward the end of the year.

The relative outperformance of smaller vs. bigger segments was not as strong as in recent years as some of the extraordinary support factors eased – Russian seaborne exports declined, refinery margins normalised and improved logistics facilitated for greater competition between tanker segments.

Overall seaborne volumes (excluding Iran) were down 1.2% year-over-year, with crude volumes declining slightly more. Overall tanker tonne-miles were on average 0.8% higher year-over-year in 2024, though most gains were made in the first quarter, and by LR2s, Suezmaxes and MRs. The fourth quarter of 2024 tonne-miles were 1.9% below fourth quarter of 2023. For VLCCs they were 4.4% lower. The Red Sea situation, combined with increased Iranian exports and slightly softer Chinese oil demand contributed to closing the West-East arbitrage for crude oil in the second half of the year. West-East crude oil flow was nearly 1 million barrels per day lower in the second vs. the first half which caused this decline in tonne-mile demand during the year. Suezmax tonne-mile growth was on average 3.6% in 2024 vs. 2023.

The total crude oil and product tanker fleet above 25,000 dwt grew by 0.8% in 2024, with the crude tanker fleet expanding by only 0.3% and the product tanker fleet growing by 2.1%. This was half of the 1.6% growth seen in 2023 due to very few deliveries. Fleet growth was thus still well below the ten-year average total tanker fleet growth of 3.0%.

Suezmax fleet growth of 1.0% was in line with the preceding year, and well below the 4.0% in 2022 and 2.3% in 2021. It is also the lowest since 2015. The preceding ten-year average fleet growth was 3.4%. Seven vessels were delivered and one demolished both in 2023 and 2024, vs. 33 and eight, respectively, in 2022. This took the total fleet at the end of 2024 to 614 vessels. Six out of 97 deliveries were in the second half of the year. By the end of the year, slightly more than 38% of the fleet were modern, fuel-efficient vessels, marginally up from a year earlier.

With continued strong earnings there has been very little tanker demolition in the last years. Only a handful of vessels were broken up, totalling 0.5m dwt, like the year before. This was significantly below the 5.2m dwt demolished in 2022, which itself was well below the historical average of 7.5m. As of the beginning of 2025 there were 83 vessels at or above the past 10-years’ average demolition age of 22 years, and 108 vessels which were more than 20 years old. The majority of these have in recent years been operating in the shadow markets, lifting Iranian, Venezuelan or Russian oil.

At the beginning of 2025 the Suezmax orderbook stood at 96 vessels, or 15.6% vs. the fleet. This was up from 9.5% a year earlier and only 1.7% at the beginning of 2023. The total crude oil and product tanker orderbook for vessels above 25,000 dwt counted 81m dwt, or 12.9% vs. the fleet. This was up from 6.2% a year earlier and 3.9% in 2023, which was the lowest since 1983. The average orderbook to fleet ratio in the last 20 years is 19%.

On a year-end-to-year-end basis, vessel values were about flat in 2024, although the intra year development showed a continued increase until September/October, after which values eased into year-end. Older vessel values declined more than the overall fleet in 2024. Suezmax Newbuild prices rose in 2024.

The Tanker Market 2025

Reported spot rates in the first quarter of 2025 are more or less at similar levels as in the fourth quarter of 2024, reported by Clarkson Research. The average Suezmax earnings per day in fourth quarter 2024 was $42,949 per day while the number for the first quarter of 2025 came in at $41,997 per day based on the indicated rates published by Clarkson Research. The indicated rates are an average of observations and routes. Some of the trade routes going into the average are routes involving Russian oil trade and as such not routes representing an average for all market participants.

From the time a voyage is booked, and the rate is reported to the market, until the vessel loads the cargo and commences the voyage, there can be a delay of up to 30 days. As such, from an accounting perspective, a voyage booked at the end of a quarter may see the majority of its revenues being recorded in the following quarter’s results. The earnings for vessel operators are, for this reason, not necessarily expected to fluctuate in an identical manner as the indicative rates reported by Clarkson Research on a quarter-by-quarter basis.

Historically, geopolitical uncertainty has increased demand for oil tankers. Entering 2025 there is no lack of geopolitical turmoil. Currently international tariffs is high on the agenda and what possible implications this may have for international trade. The Russian invasion and war in Ukraine is still ongoing, and the build-up of a shadow fleet of tankers dealing in transportation of sanctioned oil from Russia, Iran and Venezuela has become significant. An end to the war in Ukraine and removal of sanctions against Russian oil could see more oil volumes coming into the market for compliant vessels. . The military conflicts in the Middle East have also continued and the US administration has been vocal about putting more pressure on Iran, who have been sponsoring groups like Hamas, Hizbolla and the Houtis for some time. Reduced sanctioned oil volumes from Iran, could be replaced by Saudi Arabia, who has excess capacity, and make more oil volume available for the compliant fleet of tankers. Wars, sanctions, and uncertainty in general very often changes the energy logistics and increases demand for transportation services.

In the longer picture, since the 1990’s, many people have been lifted out of poverty, and it is estimated that the world consumer class will increase with another 100 million people also in 2025(World Data Lab). The vast majority of these will come from Asian countries. The strong middle class that has taken root in this part of the world will have a positive impact on demand for oil and the overall tanker market.

Finally, the Tanker Market stands to benefit from the fact that the supply of tanker vessels will remain at low levels for at least the next two or three years. As of April 14, 2025, the orderbook for conventional Suezmax tankers stood at 97 vessels in total, which represents 16.5% of the existing Suezmax fleet. In 2025, a total of 27 Suezmax vessels are expected to be added to the world fleet and seven of these have been delivered so far in 2025. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships quite challenging and a smaller order book for new tankers has always helped the tanker industry.

The fundamentals in the tanker market looked promising before the geopolitical landscape started changing in 2022. Despite continued OPEC cuts in oil production tanker markets have remained firm. An increase in OPEC production during 2025 and more action taken against sanctioned oil and oil trades could trigger an even tighter market balance for tankers.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnages to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnages, the SEEMP needs to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that our technical management teams have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidence compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificates are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016, set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods and (3) mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a handling code, and (6) changes to stowage and segregation provisions.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017, are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates These standards have been in force since 2019, and for most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention. over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, in August 2023 under a new administration, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

 In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule. On August 2023, the EPA and the Department of Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the “Fit-for-55” legislation. Starting from January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and the FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008levels; and ii). reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports staring January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations. Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

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

Please see “Item 4. Information on the Company B. Business Overview—Our Fleet”, for a description of our vessels. The vessels are mortgaged as collateral under the 2025 Senior Secured Credit Facility of $150 million and the financing agreements with Ocean Yield AS. Other than our interests in the vessels described above, we do not own any material physical properties.

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

Business overview

Our fleet as of December 31, 2024, consisted of 20 Suezmax crude oil tankers. In 2022, we sold five vessels and took delivery of two Suezmax newbuildings from Samsung shipyard in South Korea. In 2023, we added one 2016-built vessel to the fleet and increasing the fleet from 19 to 20 vessels. The majority of our vessels are employed in the spot market. The two vessels built in 2022 are chartered out on six-year time charter agreements that expires in 2028. In 2024, we have chartered out one additional vessel on a five-year time charter agreement that expires in late 2029. Occasionally, we also charter out our vessels on shorter term time-charter parties.

The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

YEAR ENDED DECEMBER 31, 2024, COMPARED TO YEAR ENDED DECEMBER 31, 2023

	Years Ended December 31,
All figures in USD ‘000	2024	2023	Variance
Voyage Revenues	349,742	391,687	-10.7%
Voyage Expenses	(124,646)	(129,507)	-3.8%
Vessel Operating Expenses	(62,809)	(60,003)	4.7%
Impairment Loss on Vessels	-	-	N/A
Depreciation Expenses	(56,151)	(51,397)	9.2%
Gain on Disposal of Vessels	-	-	N/A
General and Administrative Expenses	(28,825)	(22,890)	25.9%
Net Operating Income	77,311	127,890	-39.5%
Interest Income	731	1,302	-43.9%
Interest Expenses	(30,739)	(30,498)	0.8%
Other Financial Income (Expenses)	(670)	137	NA
Net Income Before Income Taxes	46,633	98,831	-52.7%
Tax Income (Expenses)	10	(120)	-107.5%
Net Income	46,643	98,711	-52.8%

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

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2024	2023	Variance
Voyage Revenues	349,742	391,687	-10.7%
Less Voyage expenses	(124,646)	(129,507)	-3.8%
Net Voyage Revenue	225,096	262,180	-14.1%
Vessel Calender Days (1)	7,320	6,917	5.8%
Less off-hire days	197	447	-55.9%
Total TCE days	7,123	6,470	10.1%
TCE Rate per day (2)	$31,603	$40,522	-22.0%
(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent (“TCE”) Rate, results from Net Voyage Revenue divided by total TCE days.

Voyage Revenues decreased by $42.0 million, or 10.7%, from $391.7 million in 2023 to $349.7 million in 2024 as a result of decreased tanker rates in 2024 compared to 2023.

The change in Net Voyage Revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

Number of vessel calendar days increased by 5.8%. One vessel was added to the fleet in late 2023 and this additional vessel has come in with full effect in 2024.

With regards to i), the decrease of 250 days in offhire days was a result of less vessels undergoing planned maintenance in 2024 compared to 2023.

With regards to ii), the TCE rate per day decreased by $8,919, or 22.0%, from $40,522 in 2023 to $31,603 in 2024. The indicative rates presented by Clarkson Research decreased by 15.5.% for the twelve months of 2024 compared to the same twelve months in 2023 to $47,188 from $55,847, respectively. Our TCE rate per day decreased more in percentage than the indicative rates presented by Clarkson Research on a year-over-year basis, as some voyages with lowered rates booked in the fourth quarter of 2023 materialized in the first quarter of 2024. Further, in the same manner as in 2023, the indicative rates presented by Clarkson Research for 2024 are an average of observations and routes, and some of the trade routes going into the average are routes involving Russian oil trade and as such not routes representing an average for all market participants.

As a result of i) and ii) net voyage revenues decreased by 14.1% from $262.2 million for the year ended December 31, 2023, to $225.1 million for the year ended December 31, 2024.

Voyage expenses decreased to $124.6 million from $129.5 million, or 3.8%. Voyage expenses mainly consist of bunkers, port charges and commissions and the most influential cost is the cost of bunkers. Cost of bunkers is influenced by actual consumption in a year and the price of the fuel. The decrease in voyage expenses in 2024 was primarily due to a decrease of $6.0 million in port charges and a decrease in commission of $1.3 million. With a 10.7% reduction in revenue, one might have expected a corresponding decrease in costs. However, with the implementation of the EU ETS, this has resulted in increased costs of $2.5 million, which represents 2% of the total costs.

Vessel operating expenses increased by $2.8 million, or 4.7%, from $60.0 million in 2023 to $62.8 million in 2024, and reflects that the number of vessel calendar days for our fleet were increased in 2024 compared to 2023. In cooperation with our technical managers, we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses increased by $5.9 million, or 25.9%, from $22.9 million in 2023 to $28.8 million in 2024. This increase was primarily driven by higher employee compensation costs, particularly bonuses. Bonuses paid to management and staff rose by $5.7 million, or 937.5%, from $0.6 million in 2023 to $6.3 million in 2024, accounting for the substantial majority of the overall increase in general and administrative expenses.

Depreciation expenses increased by $4.8 million, or 9.2%, from $51.4 million in 2023 to $56.2 million in 2024. The increase in 2024 compared to 2023 is primarily a result of the addition of one vessel in December 2023 that is depreciated for the full year in 2024.

Interest income decreased from $1.3 million in 2023 to $0.7 million in 2024, or 43.9%, as we earned more interest on bank deposits during 2023 than in 2024.

Interest expenses increased by $0.2 million, or 0.8%, from $30.5 million in 2023 to $30.7 million in 2024. The increase is due to purchase of on additional vessel December 2023, financed with Ocean Yield.

YEAR ENDED DECEMBER 31, 2023, COMPARED TO YEAR ENDED DECEMBER 31, 2022

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

Inflation

Construction cost and periodical maintenance costs for oil tankers tend to fluctuate with the cyclicality in raw material costs, especially the price of steel and copper, and the general demand for shipbuilding services. Newbuilding prices for oil tankers have increased further in 2024 as a result of full orderbooks at the shipyards for the coming years and an optimistic outlook for many shipping segments. Operating costs for oil tankers have been stable with little or moderate inflation over the years, and our operating cost in 2024 has been in line with previous years. However, there is currently inflationary pressure in most parts of the world, and we are monitoring this closely. The shipping industry has historically been able to absorb and neutralize significant cost increases related to operation of the vessels. However, oil transportation is a specialized area and if number of vessels where to increase significantly, increased demand for qualified crew can be expected, potentially putting pressure on crew cost. A general cost inflation in the world could impact the shipping industry and put inflationary pressure on cost items such as, but not limited to crew costs, spare parts, maintenance, insurance etc.

B.	Liquidity and Capital Resources

We operate in a cyclical and capital-intensive industry. Our fleet of Suezmax tankers are financed through a combination of earnings generated from operations, equity and borrowings.

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure for our vessels including an equity portion on investment in newbuildings and second-hand vessels from time to time and working capital needs. We believe our working capital is sufficient to cover our short-term/present requirements.

We have a policy of distributing dividends on a quarterly basis and we have distributed dividends for 110 consecutive quarters. Our dividend distributions are normally a reflection of the earnings taking into account other capital commitments and working capital needs. We refer to the description of our Dividend Policy in Item 8. Financial Information, A. Consolidated Statements and other Financial Information.

We refer to further information below and in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” for disclosure of Contractual Obligations and Financing Agreements.

Our Borrowing Activities

On February 12, 2019, we entered into the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels at that time, built before year 2017, as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement. Six of the vessels used as collateral has been sold and as of December 31, 2024, there were 14 vessels built from 2003 to 2017 used as collateral for the outstanding loan balance as of that date.

The three 2018-built vessels, the two newbuildings delivered to us in 2022 and the 2016-built Nordic Hawk that was delivered to us in December 2023, are all financed through Ocean Yield AS.

We refer to further description of the financing arrangements below.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019, we entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first-priority mortgages over fourteen vessels built in the period from 2003 to 2017 and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile and carries a floating interest rate. The loan had an original maturity date in February 2024 that was extended to February 2025.
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

On February 6, 2025, we signed a new agreement for a five-year Senior Secured Credit Agreement with new terms, referred to as the Amended and Restated Agreement. Termination date was set to February 13, 2029. The Amended and Restated Facility is in the amount of $150 million and is a single loan with security in 7 suezmax vessels, referred to as “the Revised Collateral”. Other vessels that were secured under the old facility is no longer part of the lender`s collateral. There is also a delayed draw facility incorporated into the facility in the amount of $100 million to be used for additional fleet expansion on a 50% Loan to Value ratio “LTV” basis which gives the company flexibility going forward with mandatory prepayments unless waived by lender. The Amended and Restated Agreement includes a minimum liquidity covenant of $20.0 million and a loan-to-vessel value ratio of maximum 70%. Further, on a half year basis the agreement contains an Excess Cash mechanism that will be calculated based as the total aggregate revenue from the Vessels, less: (i) amounts due to the Lenders/Agent, and (ii) fixed amounts agreed upon by the Borrowers and the Lenders on the Closing Date expressed on a per Vessel, per day basis, which fixed amount represents the estimated direct operating expenses, capital expenditures, and G&A in respect of the Vessels. The actual percentage of Excess Cash to be a Mandatory Prepayment shall be determined at the time of such Excess Cash sweep based upon the then LTV.

We have repaid $12.1 million on the facilities in the twelve months ended December 31, 2024, and we had $72.6 million and $84.6 million borrowed under our 2019 Senior Secured Credit Facility as of December 31, 2024, and December 31, 2023, respectively.

 As of December 31, 2024, we have presented $1.0 million, net of deferred financing costs of $0.07 million, under Current Portion of Long-Term Debt. The Excess Cash Flow payment generated from the earnings in the fourth quarter of 2024 has been waived by the lender.

Subsequent to December 31, 2024, we have repaid in total $2.9 million and the total outstanding balance as of the date of this report is $148.1 million.

Financing of 2018-built Vessels

We have the three 2018-built Vessels delivered to us from Samsung shipyard. Under the terms of the financing agreements for these vessels, the lender provided financing of 77.5% of the purchase price for each of the three vessels. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and we also have the option to purchase the vessels after eighty-four months. The purchase options have to be declared six months in advance of the anniversaries for each vessel. The options related to the eighty-four month’s anniversaries expire during 2025. The financing agreements include interest charges composed of a floating term Secured Overnight Financing Rate (“SOFR”) element that is subject to annual adjustment, plus a margin of 4.52% and a credit adjustment spread of 0.26%. The financing agreements further contain certain financial covenants requiring us to maintain on a consolidated basis a minimum value adjusted equity of $175.0 million, a minimum value adjusted equity ratio of 25%, minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $78.1 million and $87.2 million as of December 31, 2024, and 2023, respectively, where $9.3 million and $8.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively. Subsequent to December 31, 2024, we have declared purchase options for 2 of the 2018-built Ocean Yield financed vessels that will require us to pay $24 million for each purchase option (equal to the outstanding debt). The transaction will take place during July and August 2025.

Financing of 2022-built Vessels

The two vessels, Nordic Harrier and Nordic Hunter, were delivered to us in 2022. Under the terms of the financing agreements, the lender provided financing of 80.0% of the purchase price for each of the two vessels. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreements for a consideration of $16.5 million for each vessel, and we also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements include interest charges composed of a floating SOFR element that is subject to quarterly adjustment, plus a margin of 4.50% and a credit adjustment spread of 0.26%. The financing agreements contain certain financial covenants requiring us to on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $73.8 million and $79.4 million as of December 31, 2024, and 2023, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Hawk

The 2016-built vessel, Nordic Hawk, was delivered to us in December 2023. Under the terms of the financing agreement, the lender provided financing of 75.0% of the purchase price. Upon delivery of the vessel, we entered into an eight-year bareboat charter agreement. We have an obligation to purchase the vessel for $5.9 million upon the completion of the eight-year bareboat charter agreement and we have the option to purchase the vessel after sixty and eighty-four months. The financing agreement has an interest rate as of December 31, 2024, that is composed of a floating term SOFR element subject to quarterly adjustments and a margin of 4.76%. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $47.5 million and $53.5 million as of December 31, 2024, and 2023, respectively, where $5.9 million and $5.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Galaxy and Nordic Moon (2016 build vessels)

On March 12, 2025, we entered into a MOA with Ocean Yield for the sale leaseback financing of two newly acquired suezmax tankers. A 50% financing for the two vessels is agreed and will be drawn upon delivery of the vessels. The terms are similar to our previous financing agreements with Ocean Yield, with improved main terms; lower interest rate, longer profile and more flexible purchase options. The vessels are to be delivered during April 2025. The first ship was delivered to us on April 4th, 2025, and has been named “Nordic Galaxy”. The second vessels was delivered to us on April 28, 2025, and was named “Nordic Moon”. Both vessels are built in 2016 at the South Korean yard Sungdong.

Equity

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

On February 14, 2022, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In the year ended December 31, 2022, we raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by selling and issuing 14,337,258 commons shares. No shares were issued in 2023. During 2024, we have issued 2,954,219 shares and the remaining available balance after this was $17.3 million under this ATM. This ATM was subsequently cancelled and the available balance not utilized, upon the 3-year expiry of the Shelf F-3 registration statement on February 14, 2025.

On March 11, 2025, we filed a new $60 million ATM that was a part of the F-3 filing of the same date. The F-3 filing and subsequently the ATM was made effective on March 31, 2025.

Liquidity and covenant compliance

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars and cash and cash equivalents was $39.2 million and $31.1 million as of December 31, 2024, and December 31, 2023, respectively. Minor cash balances are held in NOK and EUR. Restricted cash was $5.2 million and $2.3 million as of December 31, 2024, and December 31, 2023, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility and we will no longer report this amount, as it is no longer a requirement under the 2025 Senior Secured Credit Facility – as amended and restated.

We monitor compliance with our financial covenants on a regular basis and as of December 31, 2024, we were in compliance with the financial covenants in our debt facilities. Historically, our financial minimum liquidity covenant of $20.0 million, is the most sensitive covenant. We had a cash balance as of December 31, 2024, of $39.2 million.

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

We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. We apply an average of several broker estimates in combination with own estimates for the coming 12-months’ period. The average freight rates achieved in 2024 have been strong compared to the historical long-term average freight rates achieved by the Company. As such, the Company has generated significant positive cash flows from operations that could be used for dividends, investments, or repayment of outstanding loan balances.

Given the strong market conditions, the availability of secured financing, a number of unencumbered vessels, and the renewed at-the-market (ATM) program, the Company believes it is well-positioned financially to meet its obligations and support future growth.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2024, consisted mainly of our obligations as borrower under our 2019 Senior Secured Credit Facility including our $30 million Accordion Loan and our obligations related to financing of our three 2018-built vessels, the two 2022-built Vessels and the 2016-built Nordic Hawk.

The following table sets out financing and contractual obligations outstanding as of December 31, 2024.

Contractual Obligations in $’000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2019 Senior Secured Credit Facility including Accordion Loan (1)	72,561	72,561	0	0	0
Interest Payments (2)	730	730	0	0	0
Financing of 2018-build Vessels (3)	78,101	9,534	20,117	48,450	0
Interest Payments (4)	20,535	6,836	10,905	2,794	0
Financing of 2022-built Vessels (5)	73,836	5,500	11,000	11,015	46,321
Interest Payments (6)	37,427	6,659	11,811	9,798	9,159
Financing of Nordic Hawk (7)	47,524	6,000	12,000	12,016	17,508
Interest Payments (8)	17,514	4,181	6,670	4,465	2,198
Operating Lease Liabilities (9)	325	325	0	0	0
Total	348,553	112,326	72,503	88,538	75,186

Notes:

(1)	Refers to obligation to repay indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2024.
(2)
Refers to the estimated interest payments over the term of indebtedness outstanding under the 2019 Senior Secured Credit Facility including the Accordion Loan as of December 31, 2024. Estimate is based on applicable interest rate, agreed amortization and balance outstanding as of December 31, 2024.

(3)	Refers to obligation to repay indebtedness outstanding as of December 31, 2024, for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2024, for the financing of the three 2018-built vessels. Estimate is based on applicable interest rate as of December 31, 2024. The SOFR element included in the interest rates are adjusted annually and take place at the anniversaries of the vessels in the third and fourth quarter of the fiscal year.

(5)	Refers to obligation to repay indebtedness outstanding as of December 31, 2024, for the two 2022-built Vessels.
(6)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2024, for the financing of the two 2022-built Vessels. Estimate is based on applicable interest rate as of December 31, 2024. The SOFR element included in the interest rates are adjusted on a quarterly basis.

(7)	Refers to obligation to repay indebtedness outstanding as of December 31, 2024, for the 2016-built vessel, Nordic Hawk.
(8)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2024, for the financing of the 2016-built vessel, Nordic Hawk. Estimate is based on applicable interest rate as of December 31, 2024. The SOFR element included in the interest rates is adjusted on a quarterly basis.

(9)	Refers to the future obligation as of December 31, 2024, to pay for operating lease liabilities at nominal values.

As of December 31, 2024, we do not have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

Cash Flows

The following table shows our net cash flows from operating, investing and financing activities for the periods ended December 31, 2024, 2023 and 2022.

All figures in USD ‘000	2024	2023	2022
Net Cash Provided by Operating Activities	128,158	139,445	24,134
Net Cash Used in Investing Activities	(2,620)	(73,670)	(14,343)
Net Cash Provided by / (Used In) Financing Activities	(115,051)	(95,672)	9,005
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted cash	10,487	(29,897)	18,796
Cash, Cash Equivalents and Restricted Cash at Beginning of Year	33,361	63,302	44,648
Cash, Cash Equivalents and Restricted Cash at End of Year	44,384	33,361	63,302

YEAR ENDED DECEMBER 31, 2024, COMPARED TO YEAR ENDED DECEMBER 31, 2023

Cash flows provided by operating activities decreased to $128,2 million for the year ended December 31, 2024, from $139.4 million for the year ended December 31, 2023. The change in cash flows provided by operating activities was primarily due to decreases in market rates achieved in 2024 compared to 2023.

Cash flows used in investing activities decreased to $2.62 million for the year ended December 31, 2024, compared to $73.7 million for the year ended December 31, 2023. The decrease of cash flows used in investing activities was primarily due to the acquisition of one new vessel in 2023 and no additions to the fleet during 2024.

Cash flows used in financing activities increased to ($115.1) million for the year ended December 31, 2024, compared to cash flow provided by financing activities of ($95.7) million for the year ended December 31, 2023. The increase was primarily due to proceeds from borrowing activities received in 2023 related to acquisition of one new vessel in 2023, compared to no new borrowings in 2024.

The cash, restricted cash and cash equivalents was $44.4 million including $5.2 million in restricted cash as of December 31, 2024.

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

Revenues and voyage expenses

Revenues are recognized on an accrual’s basis over the duration of each spot charter. For vessels operating on spot charters, voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis under ASC 606 and, therefore, are allocated between reporting periods based on the relative transit time in each period, and revenue is therefore recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluded on the date of discharge of the cargo. Voyage expenses are capitalized between the discharge port of previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfilment costs. Incremental cost to obtain a contract is capitalized and amortized on a straight-line basis over the estimated length of each voyage, calculated on a load-to-discharge basis, in line with fulfilment of the performance obligation. Voyage expenses are recognized when such costs are incurred. We do not capitalize fulfilment cost or recognize revenue when a charter has not been contractually committed to by a customer.

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

As of December 31, 2024, we have considered as a first step whether there were events or changes in circumstances that may indicate that the carrying value of our vessels may not be recoverable including a consideration of whether any of the key forward-looking assumptions applied in an impairment analysis, which include preparing estimates of future undiscounted cash flows, have developed negatively. There are several positive factors identified in the areas we closely monitor, such as (1) the improved freight rates that materialized through 2023 have continued in 2024, (2) broker estimates for the coming years predict freight rates significantly above historical earnings, (3) an order book for Suezmax tankers that is still considered muted and (4) vessel values experienced a decline during the period but has continued to uphold at solid levels that do not trigger impairment under applicable accounting standards. As a result, no indicators of impairment were identified in 2024.

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

The most important assumption in determining undiscounted cash flows, when necessary, is the estimated charter rates. Charter rates are volatile, and the analyses have in prior periods been based on market rates obtained from third parties, in combination with historical achieved rates by us. We have historically applied an estimated daily time charter equivalents based on an average of several broker estimates for the first two years of our analysis. For the remaining period from year three and to the end of the useful life of each vessel, we have historically applied a daily time charter equivalent equalling the trailing fifteen-year historical company-specific average spot market rate. The broker estimates applied in year one and two are considered a more precise forecast as it captures the shorter-term expected market development of our business. The broker estimates are normally not available for a period exceeding two years. For year 3 and beyond, we believe that the 15-year historical company-specific average is a reasonable proxy for our expected cash flows as this average is most likely to encompass the charter rate cycles that our vessels will experience. We also monitor other external and internal factors including, but not limited to, our market capitalization, industry regulations, cost of operating the vessels and technological developments.

When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated residual value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have historically applied a compounded growth factor to the operating expenses, which is calculated based on the average increase in our operating expenses over the last fifteen years. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The residual value applied is a long-term estimate based on an estimated market price of scrap per ton multiplied by lightweight tonnage of the vessel, less estimated cost associated with scrapping the vessel. The scrap price applied is less than the prevailing scrap price for steel and is based on observation over a longer period of time to capture both peaks and troughs in metal prices. A residual value of $8.0 million has been applied for depreciation purposes in the financial year ended December 31, 2024. All vessels are maintained for and assumed to have a useful life of 25 years.

Further, we consider if there are present factors that impact the probability of disposal of a vessel before the end of its estimated useful life. These factors could include the current price of second-hand vessels, expected capital expenditure, prevailing freight rates and the price of oil. All vessels are held for use as of December 31, 2024.

Our fleet of Suezmax vessels has seen a positive valuation trend over the past few years, with values at the end of 2023 surpassing those from both 2022 and 2021. The value increase in 2023 was primarily driven by rising steel prices and strengthening freight rates in the Suezmax tanker market. However, in 2024, vessel values have experienced a slight decrease compared to 2023, although they remain higher than the levels seen in 2022. Despite this dip, vessel values continue to stay at elevated levels. According to Clarkson Research, 177 Suezmax tankers were bought and sold between 2022 and 2024. It’s important to note that such transactions may involve vessels that are not as well-maintained as those in our fleet.

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

The carrying value of our vessels as of December 31, 2024, is $715 million. We have obtained broker estimates from two independent shipbrokers indicating a fair market value of our vessels held and used on a charter free basis to be $1,068 million, based on an average of the two estimates including the inherent uncertainty in such estimates.

Vessel	Built	Deadweight Tons	Carrying Value $ (millions) Dec 31, 2024	Carrying Value $ (millions) Dec 31, 2023
Nordic Apollo	2003	159,998	13.9	16.9
Nordic Pollux	2003	150,103	13.9	16.4
Nordic Luna	2004	150,037	16.3	19.0
Nordic Castor	2004	150,249	16.9	16.7
Nordic Freedom	2005	159,331	23.3	26.9
Nordic Sprinter	2005	159,089	18.5	21.1
Nordic Skier	2005	159,089	19.2	21.7
Nordic Light	2010	158,475	35.6	38.6
Nordic Cross	2010	158,475	35.7	38.8
Nordic Vega *	2010	163,940	44.7	48.5
Nordic Breeze	2011	158,597	36.9	39.8
Nordic Zenith	2011	158,645	37.4	40.4
Nordic Hawk	2016	157,594	68.0	72.0
Nordic Star	2016	157,738	46.6	49.2
Nordic Space	2017	157,582	47.1	50.0
Nordic Tellus	2018	157,407	46.6	49.1
Nordic Aquarius	2018	157,338	45.2	47.7
Nordic Cygnus	2018	157,526	45.6	48.0
Nordic Hunter	2022	157,037	52.0	54.1
Nordic Harrier	2022	157,094	51.6	53.7
* The vessel marked with an asterisk has a fair value that is lower than the carrying value.

Events and circumstances which could impact assumptions related to future cash flows of our vessels include:

•	Declines in prevailing market charter rates

•	Changes in behaviours and attitudes of our charterers towards actual and preferred technical, operational and environmental standards

•	Changes in regulations over the requirements for the technical and environmental capabilities of our vessels

•	Unexpected changes in the levels of Suezmax tanker newbuilding orders or recycling

•	Increased inflation as a result of factors outside our control

•	Changes in steel prices

•	Political uncertainty including changes in trading routes and demand

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names and positions of our directors of the Company and senior management of the Company. The directors of the Company are elected annually, and each elected director holds office until a successor is elected. Officers are elected from time to time by vote of the Board and holds office until a successor is elected.

The Company

Name	Age	Position
Herbjørn Hansson	77	Founder, Chairman, Chief Executive Officer, President and Director
Alexander Hansson	43	Non-Executive Vice Chairman
Jenny Chu	71	Non-Executive Director and Audit Committee Chair
Jim Kelly	71	Non-Executive Director
Bjørn Giaever	58	Chief Financial Officer

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

Alexander Hansson has been a director of the Company since November 2019 and has been employed by the Company since 2009. In February 2024, Alexander Hansson was promoted to Vice Chairman. Mr. Hansson is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of the Company’s Chairman and Chief Executive Officer and he has built a network over the last 20 years in the shipping and finance sector. He has operated shipping and trading offices in London and Monaco. He studied at EBS Regents College in London, United Kingdom.

Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world’s largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine’s managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series “Iraq: Where Things Stand.” In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February 2012 and was appointed as the Chairman of the Audit Committee on March 8, 2020. Ms. Jenny Chu took over the role as Chair of the Audit Committee in May 2022.

Jenny Chu was appointed to the Board of Nordic American Tankers on April 4, 2022. Ms. Chu is a US citizen, born in South-Korea, with more than 25 years of experience in the financial services industry working with wealth planning for ultra-high net worth individuals in Morgan Stanley, UBS, JP Morgan and Merrill Lynch Wealth Management. She was Managing Director at JP Morgan Securities and Senior Vice President for Merrill Lynch both in Century City, California, US. She was also Head of Global Business Development in The Boars’ Club, a by-invitation private international investment club for principals of single-family offices. She has been a director at the Korean American Chamber of Commerce and has had several other director- and memberships. She is currently a Private Financial Advisor. Ms. Chu knows and has been a close contact for NAT for many years and she brings valuable knowledge, experience and network to NAT, both in the US and in Asia. Jenny Chu has been the Chair of the Audit Committee since May 2022.

Bjørn Giaever joined the Company as Chief Financial Officer and Secretary on October 16, 2017. Mr. Giaever has over 30 years of experience in the shipping & offshore industry, holding key roles in corporate finance and equity research. He joined the Company from Fearnley Securities AS, where he served as partner and director in the Corporate Finance division. From 2006 to 2010, Mr. Giaever served as a senior corporate advisor in the John Fredriksen group in London. In addition, Mr. Giaever has been a top-rated Shipping Analyst at DNB Markets and partner at Inge Steensland AS, specializing in chemical, gas and product shipping. Mr. Giaever holds a BSc in business and economics.

B.	Compensation

During the year ended December 31, 2024, we have paid aggregate cash compensation of $11.9 million to our directors and executive officers (five persons). The amount includes the cash compensation paid for managing our operations in Monaco. In addition, we have in 2024 expensed $2.76 million related to stock options granted to our directors and executive officers under the 2011 Equity Incentive Plan.

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

In November 2022, the 2011 Equity Incentive Plan was amended to reserve an additional 3,000,000 stock options for issuance to persons employed in the management of the Company and members of the Board of Directors. On November 1, 2022, we granted 3,990,000 stock options with vesting over a period of two years and an exercise price of $3.60 per share, adjusted for dividends in the period, to 21 persons amongst our directors, employees and consultants. In 2023, 135,000 stock options were forfeited and a cost of $0.1 million was reversed. No stock options have forfeited during 2024 and as of November 1, 2024, upon expiration of the vesting period, there were 3,855,000 options outstanding. The Company decided to settle the outstanding stock options for a cash payment to the participants of $1.15 per option. The Company calculated the fair value of the stock option to be $0.93 as of the settlement and as such the settlement is $0.23 higher than the fair value. The Company recognized compensation cost of $0.89 million in November 2024, related to the settlement of the option.

A copy of the Amended and Restated 2011 Equity Incentive Plan is filed as Exhibit 4.11 to this annual report.

C.	Board Practices

The members of our Board of Directors serve until the next annual general meeting following his or her election. The members of our current Board of Directors were elected at the annual general meeting held in 2024. Our Board of Directors has established an Audit Committee, consisting of a single independent director, Ms. Chu. Ms. Chu serves as the audit committee financial expert. The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

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

All our shore-based employees have employment contracts and as of December 31, 2024, the Company had a total of about 15 full time employees. We have fixed contracts with three ship managers, which operate under our direct instructions. All seafarers onboard our vessels have employment contracts via the technical management companies.

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

Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Hansson family (2)	9,200,000	4.34%
	Jim Kelly		*
	Jenny Chu		*
	Bjørn Giæver		*
	Dimensional Fund Advisors, LP (3)		5.72%
	Blackrock Inc, (3)		5.64%
* Less than 1% of our common outstanding shares.

(1) Based on 211,750, 663 common shares outstanding as of the date of this annual report.

(2) The holdings between our founder, chairman & CEO, Herbjørn Hansson, and Alexander Hansson, are reported herein. Alexander Hansson is holding 4,550,000 of these shares personally.

(3) Based solely on the Schedule 13G filed on February 2, 2024.

As of April 23, 2025, we had 398 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 211,750,663 Common Shares outstanding as of the date of this annual report. Our major shareholders have the same voting rights as our other shareholders.

B.	Related Party Transactions

Board Members and Employees:

We have an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. We have in 2024, 2023 and 2022 paid operating costs of $1.4 million, $1.3 million and $1.2 million, and fees associated with actual use. In 2024, 2023 and 2022, the Company recognized an expense of $0.1 million, $0.2 million and $0.3 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2024, 2023 or 2022.

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

Dividends declared in 2024 totalled $83.6 million and cash dividends distributed in 2024 totalled $87.7 million. The dividend of $0.04 per share declared in the fourth quarter of 2024 was paid on January 16, 2025. The quarterly cash dividend payments per share over the last 5 years have been as follows:

Period	2024	2023	2022	2021	2020
1st Quarter	$0.12	$0.15	$0.01	$0.02	$0.07
2nd Quarter	$0.12	$0.15	$0.02	$0.02	$0.14
3rd Quarter	$0.12	$0.13	$0.03	$0.01	$0.20
4th Quarter	$0.04	$0.06	$0.05	$0.01	$0.04
Total	$0.40	$0.49	$0.11	$0.06	$0.45

The Company declared a dividend of $0.06 per share on February 28, 2025, in respect of the fourth quarter of 2024, which was paid to shareholders on March 24, 2025.

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

Not applicable.

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

Bermuda Tax Considerations

The Corporate Income Tax Act 2023 (“CITA”) came into operation in its entirety on 1 January 2025 along with corresponding changes to the Exempted Undertakings Tax Protection Act 1966 (as amended) (“EUTPA”). As a result, there may be an imposition of corporate income tax to certain Bermuda constituent members of multinational groups with annual revenues of at least EUR 750 million in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately preceding the applicable fiscal year. Any liability for tax imposed under the CITA shall apply notwithstanding any assurance given pursuant to the EUTPA. Based on the current provisions of the CITA, impact to us due to the introduction of the new corporate income tax (“CIT”) is expected to be minimal.

Save for the CIT referenced above, which may be applicable to certain persons, under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Furthermore, the Company has received from the Minister of Finance of Bermuda under the EUTPAExempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the common shares, debentures or other obligations of the Company, until March 31, 2035. This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.

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

We believe that we satisfied the Publicly-Traded Test for our 2024 taxable year since, on more than half the days of the taxable year, we believe the Company’s common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2024 taxable year. Accordingly, we expect that our common shares will be considered to be “primarily and regularly traded on an established securities market” and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2024 taxable year. However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

Distributions

Subject to the discussion below of passive foreign investment companies, or PFICs, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income,” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will generally not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of United States Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

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

The above-mentioned tax considerations do not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. Shareholders who wish to clarify their own tax situation should consult and rely upon their own tax advisors.

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

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings under our 2019 Senior Secured Credit Facility including the $30.0 million Accordion Loan, Financing of 2018-built Vessels, Financing of 2022-built Vessels and Financing of Nordic Hawk. The Company is also exposed to foreign exchange risk, primarily related to fluctuations in currency exchange rates that may affect the cost of operating expenses and certain capital expenditures denominated in currencies other than the U.S. dollar.

The 2019 Senior Secured Credit Facility including the $30 million Accordion Loan is carrying an interest rate based on Federal Funds Rate, plus a margin. The other financing agreements have interest at a rate equal to a term SOFR and a margin and a Credit Adjustment Spread (“CAS”) of 26 basis points, except for the Nordic Hawk financing where the CAS element is included in the margin. Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in term SOFR or the Federal Funds Rate would have resulted in an increase of approximately $2.6 million in our interest expense for the year ended December 31, 2024.

The Company is exposed to the spot Suezmax tanker market. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Changes in demand for transportation of oil over longer distances and supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows. The majority of our vessels are operated in the spot market with three vessels on longer-term time charter agreements. We believe that over time, spot employment generates premium earnings compared to longer-term employment.

We estimate that during 2024, a $1,000 per day per vessel decrease in the spot market rate would have decreased our voyage revenue by approximately $7.1 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
 PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2024. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the U.S Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2024.

B.	Management’s annual report on internal control over financial reporting.

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Our internal control system is designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation of published financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that:

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

Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2024, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2024. KPMG AS, the registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on management’s assessment of our internal control over financial reporting.

C.	Attestation report of the registered public accounting firm.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein.

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

Our Board of Directors has established preapproval and procedures for the engagement of the Company’s independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, Oslo, Norway, Auditor Firm ID: 1363, for the fiscal years ended December 31, 2024 and 2023, respectively, for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2024 and 2023.

FISCAL YEAR ENDED DECEMBER 31, 2024	$833,080
FISCAL YEAR ENDED DECEMBER 31, 2023	$911,360

B.	Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2024	$0
FISCAL YEAR ENDED DECEMBER 31, 2023	$0

C.	Tax Fees

Not applicable.

D.	All Other Fees

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

 We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, senior management and employees. A copy of our insider trading policy is included as exhibit 11.1 to this annual report.

ITEM 16K.	CYBERSECURITY

We maintain various cybersecurity measures to safeguard our systems and data. We have implemented processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems and data encryption and are designed to evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. We engage and rely on third-party cybersecurity specialists to enhance the effectiveness of our cybersecurity processes, improve our internal capabilities and stay abreast of evolving cybersecurity risks and best practices. We evaluate potential cybersecurity risks associated with our use of these third-party service providers and manage any identified risks in conjunction with such parties. In 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

As we do not have a dedicated board committee solely focused on cybersecurity, our full Board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our Chief Executive Officer, who has several years of experience in managing cyber security risk, has oversight responsibility for risks and incidents relating to cybersecurity threats and reports any findings and recommendations, as appropriate, to our Board of Directors for consideration.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information about risks associated with cybersecurity, see “Item 3.D. Risk Factors— Risks Related to Our Business and Financial Condition — We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.”

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

8.1	Subsidiaries of Nordic American Tankers Limited*

11.1	Insider trading policy*

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.*

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.*

15.2	Consent of Fearnleys*

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LIMITED
/s/Herbjørn Hansson	April 29, 2025
Name: Herbjørn Hansson
Title: Founder, Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Nordic American Tankers Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2025 expressed an unqualified opinion on those consolidated financial statements.

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
April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2025,  expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment indicators of vessels

As discussed in Note 4 to the consolidated financial statements, the carrying value of vessels as of December 31, 2024 was $715.3 Million. As discussed in Note 2 to the consolidated financial statements, at each reporting date, the Company reviews its vessels for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of estimated cash flows, influenced primarily by future charter rates. The Company did not identify any indicators of impairment as of December 31, 2024.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s identification and evaluation of indicators of impairment, including an assessment of estimated future charter rates. We evaluated the Company’s estimated future charter rates for 2025 and 2026 by comparing the Company’s historical expected future charter rates to actual charter rates and comparing current expectations of charter rates to forecasts from brokers and publicly available information about the industry. To evaluate the Company’s estimated charter rates from 2027 to the end of the useful life of the vessel, we compared the Company’s estimated future charter rates to both Company specific historical results and to historical charter rates from brokers and publicly available information about the industry.

/s/ KPMG AS

We have served as the Company’s auditor since 2015.

Oslo, Norway
April 29, 2025

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2024	2023	2022
Voyage Revenues	349,742	391,687	339,340
Voyage Expenses	(124,646)	(129,507)	(170,515)
Vessel Operating Expenses	(62,809)	(60,003)	(63,430)
Depreciation Expense	(56,151)	(51,397)	(50,421)
Impairment Loss on Vessels	-	-	(314)
Gain on Disposal of Vessels	-	-	6,005
General and Administrative Expenses	(28,825)	(22,890)	(18,798)
Net Operating Income	77,311	127,890	41,867
Interest Income	731	1,302	266
Interest Expense	(30,739)	(30,498)	(27,055)
Other Financial Income (Expense)	(670)	137	46
Total Other Expenses	(30,678)	(29,059)	(26,743)
Net Income Before Income Taxes	46,633	98,831	15,124
Income Tax Expense (benefit)	10	(120)	(23)
Net Income	46,643	98,711	15,101

Basic and Diluted Income per Share	0.22	0.47	0.07
Basic Average Number of Common Shares Outstanding	209,227,286	208,796,444	202,032,942
Diluted Average Number of Common Shares Outstanding	209,898,006	208,811,300	202,032,942

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2024	2023	2022
Net Income	46,643	98,711	15,101
Other Comprehensive Income (Loss)
Translation Differences	(55)	(89)	(210)
Unrealized Gain (Loss) on Defined benefit plan	327	(192)	(22)
Other Comprehensive Income (Loss)	272	(281)	(232)
Total Comprehensive Income	46,915	98,430	14,869

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024, AND 2023
All figures in USD ‘000, except share and per share amount

	As of December 31,
Assets	2024	2023
Current Assets
Cash and Cash Equivalents	39,177	31,078
Restricted Cash	5,207	2,283
Accounts Receivable, Net	16,223	26,287
Prepaid Expenses	6,227	4,319
Inventory	21,931	31,183
Voyages in Progress	6,570	11,178
Other Current Assets	3,436	2,582
Total Current Assets	98,771	108,910
Non-Current Assets
Vessels	715,273	768,584
Right of Use Assets	975	578
Other Non-Current Assets	2,568	1,124
Total Non-Current Assets	718,816	770,286
Total Assets	817,587	879,196

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	4,257	3,446
Accrued Voyage Expenses	12,294	11,748
Deferred Revenue	5,632	3,949
Other Current Liabilities	7,572	6,909
Dividends Payable	8,470	12,528
Current Portion of Long-Term Debt	21,560	31,898
Total Current Liabilities	59,785	70,478
Non-Current Liabilities
Long-Term Debt	248,144	269,697
Other Non-Current Liabilities	845	717
Total Non-Current Liabilities	248,989	270,414

Commitments and Contingencies	-	-

Shareholders’ Equity
Common Stock, par value $0.01 per share 360,000,000 authorized, 211,750,663 and 208,796,444 issued and outstanding at December 31, 2024, and 2023, respectively.	2,117	2,087
Additional Paid-In Capital	198,206	191,004
Contributed Surplus	321,185	404,823
Accumulated Other Comprehensive Loss	(1,822)	(2,094)
Retained Earnings (Accumulated Deficit)	(10,873)	(57,516)
Total Shareholders’ Equity	508,813	538,304
Total Liabilities and Shareholders’ Equity	817,587	879,196

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
All figures in USD ‘000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 1, 2022	183,694,196	-	1,836	139,480	529,816	(1,581)	(171,328)	498,223
Net Loss	-	-	-	-	-	-	15,101	15,101
Common Shares Issued, net of $1.4 million issuance cost	25,102,248	-	251	48,845	-	-	-	49,096
Other Comprehensive Loss	-	-	-	-	-	(232)	-	(232)
Share Based Compensation	-	-	-	476	-	-	-	476
Dividends	-	-	-	-	(22,682)	-		(22,682)
Balance at December 31, 2022	208,796,444	-	2,087	188,801	507,134	(1,813)	(156,227)	539,982
Net Income	-	-	-	-	-	-	98,711	98,711
Other Comprehensive Loss	-	-	-	-	-	(281)	-	(281)
Share Based Compensation	-	-	-	2,203	-	-	-	2,203
Dividends	-	-	-	-	(102,311)	-		(102,311)
Balance at December 31, 2023	208,796,444	-	2,087	191,004	404,823	(2,094)	(57,516)	538,304
Net Income	-	-	-	-	-	-	46,643	46,643
Common Shares Issued, net of $0.3 million issuance cost	2,954,219	-	30	8,902	-	-	-	8,932
Other Comprehensive Income	-	-	-	-	-	272	-	272
Share Based Compensation	-	-	-	1,847	-	-	-	1,847
Repurchase of Equity Awards	-	-	-	(3,547)	-	-	-	(3,547)
Dividends	-	-	-	-	(83,638)	-	-	(83,638)
Balance at December 31, 2024	211,750,663	-	2,117	198,206	321,185	(1,822)	(10,873)	508,813

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
All figures in USD ‘000

	Year Ended December 31,
Cash Flows from Operating Activities	2024	2023	2022
Net Income	46,643	98,711	15,101
Reconciliation of Net Income (Loss) to Net Cash Provided by / (Used In) Operating Activities
Depreciation Expense	56,151	51,397	50,421
Impairment Loss on Vessels	-	-	314
Gain on Disposal of Vessels	-	-	(6,005)
Drydock Expenditure	(1,874)	(9,497)	(8,215)
Amortization of Deferred Finance Costs	850	1,447	3,589
Share-based Compensation	1,847	2,203	476
Other, net	(590)	(150)	84

Changes in Operating Assets and Liabilities
Accounts Receivables	10,065	(5,813)	(11,100)
Inventory	9,252	(5,753)	(4,558)
Prepaid Expenses and Other Current Assets	(2,763)	2,558	(2,694)
Accounts Payable and Accrued Liabilities	3,970	(8,477)	230
Voyages in Progress	4,607	12,819	(13,509)
Net Cash Provided by Operating Activities	128,158	139,445	24,134

Cash Flows from Investing Activities
Investment in Vessels	(870)	(73,526)	(5,116)
Investment in Other Fixed Assets	(1,750)	(144)	-
Investment in Newbuilds	-	-	(90,301)
Sale of Vessels	-	-	81,074
Net Cash Used In Investing Activities	(2,620)	(73,670)	(14,343)
Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	8,932	-	49,096
Repurchase of Equity Awards	(3,547)	-	-
Proceeds from Vessel Financing	-	54,000	88,000
Repayment of Vessel financing	(20,662)	(14,671)	(11,476)
Repayments on Borrowing Facility	(12,079)	(44,549)	(93,933)
Transaction Costs Borrowing Facilities	-	(669)	-
Dividends Distributed	(87,695)	(89,783)	(22,682)
Net Cash Provided by / (Used In) Financing Activities	(115,051)	(95,672)	9,005
Net Increase / (Decrease) in Cash, Cash Equivalents, and Restricted Cash	10,487	(29,897)	18,796
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	33,361	63,302	44,648
Effect of Exchange Rate Changes on Cash and Cash Equivalents	536	(44)	(142)
Cash, Cash Equivalents, and Restricted Cash at End of Year	44,384	33,361	63,302
Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	39,177	31,078	59,583
Restricted Cash	5,207	2,283	3,719
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	44,384	33,361	63,302
Cash Paid for Taxes	10	23	59
Cash Paid for Interest, Net of Amounts Capitalized	29,890	29,040	23,455

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in USD ‘000 except where noted)

1.	NATURE OF BUSINESS

Nordic American Tankers Limited (“NAT”) was formed on June 12, 1995, under the laws of the Islands of Bermuda. The Company’s shares trade under the symbol “NAT” on the New York Stock Exchange. The Company was formed for the purpose of acquiring and chartering out double-hull tankers.

The Company is an international tanker company that has a fleet of 20 Suezmax tankers as of December 31, 2024. In 2023, the Company acquired one 2016-built vessel, to its fleet. No changes to the fleet have occurred in 2024. The vessels in the fleet are considered homogeneous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo. The fleet of 20 Suezmax tankers are predominantly employed in the spot market, with some vessels chartered out on longer term time charter contracts. The two vessels built in 2022 are chartered out on six-year time charter agreements that expire in 2028, one vessel built in 2016 is chartered out on a five-year contract that commenced in late 2024 and one 2018-built vessel is chartered out on a two-year contract that also commenced in late 2024. Occasionally the Company also charters out vessels on shorter-term time-charter agreements.

The Company’s Fleet

The Company’s fleet as of December 31, 2024, consists of 20 Suezmax crude oil tankers of which the vast majority have been built in Korea.

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

Foreign Currency Translation: The functional currency of the Company is the United States (“U.S.”) dollar as substantially all revenues are denominated in U.S. dollars and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The Company’s subsidiaries NAT Chartering AS, and the European branch of Scandic American Shipping Ltd, have Norwegian kroner as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders’ equity as part of accumulated other comprehensive loss.

Revenue and Expense Recognition: Revenues are recognized on an accrual basis. Revenues are generated from spot and time charters.

Spot Charters: For vessels operating on spot charters, voyage revenues are recognized rateably over the estimated length of each voyage, on a load-to-discharge basis and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are capitalized between the discharge port of the immediately previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfilment costs. Incremental cost to obtain a contract is capitalized and amortized on a straight-line basis over the estimated length of each voyage, calculated on a load-to-discharge basis, in line with fulfilment of the performance obligation. Voyage expenses are recognized when such costs are incurred. Expected losses that are deemed probable on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon loading of cargo and is deemed to end upon the completion of discharge of the same cargo. The Company does not capitalize fulfilment cost or recognize revenue if a charter has not been contractually committed to by a customer.

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

Vessels: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation and impairment. Financing costs incurred during the construction period of the vessels are capitalized and included in vessels’ cost for qualifying assets. Certain subsequent expenditures for conversions and major improvements are capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value and is expensed over the estimated useful life of the related assets using the straight-line method. The residual value is estimated to be $8.0 million per vessel and the estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Estimated useful life of ballast tank improvements is eight years. Ordinary repairs and maintenance are expensed as incurred. Vessels are classified separately as held for sale as part of current assets in the balance sheet when their carrying amount is expected to be recovered through a sale rather than continued use. For this to be the case, certain criteria should be met including, but not limited to, that the vessel must be available for immediate sale in its present condition, an active program to locate a buyer must be initiated, its sale must be highly probable, and the sale should be expected to be completed within one year. Vessels classified as held for sale are stated at their fair value less cost to sell. Fair value is based on broker estimates that could be adjusted if there are comparable transactions available.

Impairment of Vessels: The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Undiscounted future cash flows are estimated on a vessel-by-vessel basis if events or change in circumstances indicate that carrying amounts may not be recoverable. When applicable, estimates of future undiscounted cash flows are prepared and include assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures/periodical maintenance, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily time charter equivalent for the remaining operating days of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The Company estimates the daily time charter equivalent for the remaining operating days, utilizing available market data for spot market rates for the initial two-year period and the most recent fifteen-year historical company-specific average rates for the remaining estimated life of the vessel. The Company may apply a probability-weighted approach when estimating undiscounted cash flows if multiple outcomes are reasonably possible, such as vessel sales or to account for estimation uncertainty. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to its fair value, by recording an impairment charge. The impairment loss is determined by the difference between the carrying amount of the asset and its fair value. Fair value is based on broker estimates that could be adjusted if there are comparable transactions available.

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

Segment Information: The Company has identified only one operating segment for which it derives all of its revenues, the ocean transportation of crude oil in international markets by its fleet of Suezmax tankers. The Company has only one type of vessel – Suezmax crude oil tankers. The Company does not provide a geographical analysis because the Company’s business is global in nature and the location of its vessels continually changes. The consolidated operating results and assets of the Company’s segment, which are consistent with the presentation in the consolidated statement of operations and the consolidated balance sheet, are regularly reviewed by the Company`s chief operating decision maker (“CODM”), the Chairman and Chief Executive Officer.

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

Two of the Company’s subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 22% for the years ended December 31, 2024, 2023 and 2022, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2024, 2023 and 2022 was ($10,000), $120,000 and $23,000, respectively. Deferred tax assets related to these entities are insignificant. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

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

For the years ending December 31, 2024, December 31, 2023, and December 31, 2022, two customers accounted for 22.5%, one customer for 11.3% and one customer 12.6% of the voyage revenues, respectively.

Accounts receivable, Net, as of December 31, 2024, and December 31, 2023, were $16.2 million and $26.3 million, respectively. As of December 31, 2024, six charterers accounted for 65.7% of the outstanding accounts receivable, each representing 21.2%, 13.4%, 12.7%, 7.1%, 5.8% and 5.5% of the balance. As of December 31, 2023, four charterers accounted for 73.2% of the outstanding accounts receivable, each representing 22.5%, 19.3%, 15.8% and 15.6% of the balance. Accounts Receivable, Net, as of December 31, 2024, and December 31, 2023, are net of a provision for credit losses of $195,000 and $88,000, respectively.

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

In 2024, the Company adopted the Financial Accounting Standards Board’s (FASB) Accounting Standards Update (ASU) 2023-07 (ASC 280), Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which amends the segment reporting requirements under ASC Topic 280, Segment Reporting. The updated guidance is intended to enhance the transparency and decision-usefulness of segment disclosures for investors and other financial statement users. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only one reportable segment. ASU 2023-07 (ASC 280) requires entities to disclose significant revenues and expenses included in each reported measure of segment profit or loss as well as total assets of each reportable segment. Entities are further required to disclose information about profit or loss and assets reviewed or otherwise regularly provided to the CODM.

The FASB issues Accounting Standards Updates (“ASU”) to communicate changes to the codification. The Company considers the applicability and impact of ASUs issued. As of December 31, 2024, no ASUs have been issued that are expected to have a material impact on the consolidated financial statements.

3.	REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split:

All figures in USD ‘000	2024	2023	2022
Spot Charter Revenues	273,633	346,409	296,810
Time Charter Revenues	76,109	45,278	42,530
Total Voyage Revenues	349,742	391,687	339,340

The future minimum revenues as at December 31, 2024, related to time charter agreements are as follows:

All figures in USD ‘000	Amount
2025	68,887
2026	47,747
2027	32,935
2028	20,763
2029 and thereafter	12,167
Total Future Minimum Revenues	182,499

Time charter revenues specified in the table above include revenues from five vessels in 2026, four vessels in 2027, three vessels in 2028 and one vessel in 2029.

Our spot voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations. As of December 31, 2024, and 2023, the Company has capitalized fulfilment costs of $1.5 million and $0.1 million, respectively. Revenues from two customers amounted to 22.5%, from one customer 11.3% and from one customer 12.6% of the Company consolidated revenues for the twelve months ended December 31, 2024, 2023 and 2022, respectively.

4.	VESSELS

Vessels consists of the carrying value of 20 vessels for the year ended December 31, 2024, and December 31, 2023, respectively. Vessels includes capitalized drydocking costs.

All figures in USD ‘000	2024	2023
Vessels Cost as of January 1	1,152,522	1,078,996
Additions Vessels	870	73,526
Disposals Vessels	-	-
Drydocking Cost as of January 1	79,599	68,324
Additions Drydocking	1,874	11,275
Disposals Drydocking	-	-
Total Cost Vessels and Drydocking	1,234,865	1,232,121
Less Accumulated Depreciation	(505,519)	(449,464)
Less Accumulated Impairment Loss on Vessels	(14,073)	(14,073)
Net Book Value Vessels as of December 31	715,273	768,584

Impairment and Gain on Disposal of Vessels

The Company has recorded impairment losses on vessels of $nil, $nil and $0.3 million for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

If events or change in circumstances indicate that carrying amounts may not be recoverable, the Company reviews its vessels for impairment on an asset-by-asset basis by comparing the carrying value of its vessels to estimated undiscounted cash flows for the remaining useful life of its vessels. If applicable, the Company develops undiscounted future cash flows for the remaining useful life of the vessels with assumptions and estimates made based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated charter rates. Charter rates are volatile, and the analysis have in prior periods been based on market rates obtained from third parties, in combination with historical achieved rates by the Company. No events or change in circumstances were identified as of December 31, 2024, that indicated that the carrying values may not be recoverable.

In 2022, five of these vessels were sold with an accumulated gain of $6.0 million that was mainly related to the last vessel sold in late 2022 resulting from increasing second-hand vessel prices throughout 2022. No vessels have been disposed of in 2023 or 2024.

5.	RELATED PARTY TRANSACTIONS

The Company has an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. The Company has in 2024, 2023 and 2022 paid operating costs of $1.4 million, $1.3 million and $1.2 million, and fees associated with actual use. In 2024, 2023 and 2022, the Company recognized an expense of $0.1 million, $0.2 million and $0.3 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2024, or December 31, 2023.

6.	OTHER NON-CURRENT ASSETS

All figures in USD ‘000	2024	2023
Fixture, Furniture and Equipment, Net	749	969
Other property, plant and equipment	1,819	155
Total as of December 31,	2,568	1,124

7.	SHARE-BASED COMPENSATION PLAN

In 2011, the Board of Directors decided to establish an incentive plan, and the Company has amended its 2011 Equity Incentive Plan (the “Plan”) in 2015, 2019 and 2022. 4,000,000 stock options were authorized under the Plan, as of December 31, 2023. The Stock Option plan was settled during 2024, and no option were authorized under the plan, as of December 31, 2024.

Stock Option Awards

In October 2022, 989,000 stock options granted in 2019 under the 2011 Equity Incentive Plan vested without any options being exercised as the strike price was above the share price at the vesting date. After the expiration in October 2022, these options became eligible for re-distribution and the Company had a total of 1,000,000 stock options available for redistribution.
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

*Applied nil as the exercise price is adjusted for dividends

The expected volatility was based on historical volatility observed from historical company-specific data during the two years prior to the grant date. The compensation expense related to equity incentive awards was $1.8 million, $2.2 million and $0.4 million for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively. During 2023, 135,000 stock options forfeited and a cost of $0.1 million was reversed. No stock options have forfeited during 2024 and as of November 1, 2024, upon expiration of the vesting period, there were 3,855,000 options outstanding. The Company decided to settle the outstanding stock options for a cash payment to the participants of $1.15 per option. The Company calculated the fair value of the stock option to be $0.93 as of the settlement and as such the settlement is $0.23 higher than the fair value. The Company recognized compensation cost of $0.89 million in November 2024, related to the settlement of the option.

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

2019 Senior Secured Credit Facility and $30 million Accordion Loan:

On February 12, 2019, the Company entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over fourteen vessels built in the period from 2003 to 2017 and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating interest rate and was to mature in February 2025.

On December 16, 2020, the Company entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating interest rate and matures in February 2025.

On December 31, 2024, $72.6 million remains outstanding under the facility. All but $1.0 million, net of deferred financing cost of $0.07 million, which has been presented under Current Portion of Long-Term Debt has been classified as Long-Term Debt because it was refinanced on a long-term basis subsequent to year-end as explained below. The Excess Cash Flow payment generated from the earnings in the fourth quarter of 2024 has been waived by the lender.

The Company signed a new agreement with Beal Bank on February 6, 2025, for a five-year Senior Secured Credit Agreement with new terms, referred to as the Amended and Restated Agreement, in the amount of $150 million. The Amended and Restated Facility is a single loan with security in 7 Suezmax vessels. All other vessels that were secured under the old facility will no longer be part of the lender`s collateral. The agreement includes a repayment clause whereby excess cash is due to the lender and will be calculated based on the total aggregate revenue from the Vessels, less: (i) amounts due to the Lenders/Agent, and (ii) fixed amounts agreed upon by the Borrowers and the Lenders on the Closing Date expressed on a per Vessel, per day basis, which fixed amount represents the estimated direct operating expenses, capital expenditures, and G&A in respect of the Vessels. The actual percentage of Excess Cash will be a mandatory prepayment and will be determined at the time of such Excess Cash sweep based upon the then Loan to Value ratio (“LTV”). If the LTV is at such time less than 50%, the Excess Cash Sweep shall be 25%, If the LTV ratio is at such time greater than or equal to 50%, but less than 70%, the Excess Cash Sweep shall be 50%; and If the LTV ratio is greater than or equal to 70%, the Excess Cash Sweep shall be 100%. There is also a delayed draw facility incorporated into the facility to be used for additional fleet expansion. The seven vessels released from the collateral, offers financial flexibility as the vessels are debt free and unencumbered. The Amended and Restated Agreements includes an accelerated repayment clause that could be triggered in the event of a material adverse change in the business. However, given that the value of the collateral significantly exceeds the outstanding loan balance, the Company believes it is unlikely that this clause will be enforced by the lender.

The quarterly calculation of Excess Cash Flow instalments is subject to the Company`s internal control procedures. In the Amended agreement the Excess Cash Flow installments will be calculated bi-annually.

Financing of 2018-built Vessels

The Company has three vessels that were built and delivered in 2018. Under the terms of the financing agreement, the lender provided financing of 77.5% of the purchase price for each of the three vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements and has the option to purchase the vessels after eighty-four months. The purchase options have to be declared six months in advance of the anniversaries for each vessel. The options related to the eighty-four month’s anniversaries expire during 2025. The financing agreements include interest charges composed of a floating term Secured Overnight Financing Rate (“SOFR”) element that is subject to annual adjustment, plus a margin of 4.52% and a credit adjustment spread of 0.26%. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million, and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $78.1 million and $87.2 million as of December 31, 2024, and 2023, respectively, where $9.3 million and $8.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Subsequent to December 31, 2024, we have declared purchase options for 2 of the 2018-built Ocean Yield financed vessels that will require us to pay $24 million for each purchase option (equal to the outstanding debt). The transactions will take place during July and August 2025. The Company has options to available to finance the transaction including but not limited to payment from operating cashflows or from financing from its existing credit facility.

Financing of 2022-built Vessels

The two vessels, Nordic Harrier and Nordic Hunter, were delivered from Samsung shipyard in 2022. Under the terms of the financing agreement, the lender provided financing of 80.0% of the purchase price for each of the two vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels for $16.5 million for each vessel upon the completion of the ten-year bareboat charter agreements and has the option to purchase the vessels after sixty and eighty-four months. The purchase options have to be declared six months in advance of the anniversaries for each vessel. The financing agreements include interest charges composed of a floating SOFR element that is subject to quarterly adjustment, plus a margin of 4.50% and a credit adjustment spread of 0.26%. The financing agreements contain certain financial covenants requiring the Company on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $73.8 million and $79.4 million as of December 31, 2024, and 2023, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Hawk

The 2016-built vessel, Nordic Hawk, was delivered to the Company in December 2023. Under the terms of the financing agreement, the lender provided financing of 75.0% of the purchase price. Upon delivery of the vessel, the Company entered into an eight-year bareboat charter agreement. The Company has an obligation to purchase the vessel for $5.9 million upon the completion of the eight-year bareboat charter agreement and has the option to purchase the vessel after sixty and eighty-four months. The financing agreement has an interest rate as of December 31, 2024, composed of a floating term SOFR element subject to quarterly adjustments and a margin of 4.76%. The financing agreement contains certain financial covenants requiring the Company on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $47.5 million and $53.5 million as of December 31, 2024, and 2023, respectively, where $5.9 million and $5.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

As of December 31, 2024, the aggregate annual principal payments required to be made under the Company’s outstanding debt facilities are as follows:

Debt repayments in $’000s*	Total	2025	2026	2027	2028	2029	More than 5 years
2019 Senior Secured Credit Facility including the $30 mill Accordion Loan	72,561	72,561	0	0	0	0	0
Financing of 2018-built Vessels	78,101	9,534	9,974	10,143	48,450	0	0
Financing of 2022-built Vessels	73,836	5,500	5,500	5,500	5,515	5,500	46,321
Financing of Nordic Hawk	47,524	6,000	6,000	6,000	6,016	6,000	17,508
Total	272,022	93,595	21,474	21,643	59,981	11,500	63,829

The Company monitors compliance with financial covenants on a regular basis and as of December 31, 2024, the Company was in compliance with the financial covenants in its debt facilities. The financial minimum liquidity covenant has historically been the most sensitive covenant. As of December 31, 2024, the cash balance of the Company was $44.4 million.

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

The Company prepares cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. The Company applies an average of several broker estimates in combination with own estimates for the coming 12-months’ period. The average freight rates achieved in 2024 have been strong compared to the historical long-term average freight rates achieved by the Company. As such, the Company has generated significant positive cash flows from operations that could be used for dividends, investments, or repayment of outstanding loan balances.

Given the strong market conditions, the availability of secured financing, a number of unencumbered vessels, and the renewed at-the-market (ATM) program, the Company believes it is well-positioned financially to meet its obligations and support future growth. We refer to note 12 for further information on the renewal of our ATM program.

9.	INTEREST EXPENSES

Interest expenses consist of interest expense on the long-term debt and amortization of deferred financing costs related to the facilities described in Note 8.

All figures in USD ‘000	2024	2023	2022
Interest Expenses, net of capitalized interest	29,889	29,040	23,455
Amortization of Deferred Financing Costs	850	1,458	3,600
Total Interest Expenses	30,739	30,498	27,055

For the years ended December 31, 2024, 2023 and 2022, $nil, $nil and $0.8 million of interest expenses were capitalized, respectively.

10.	OTHER CURRENT LIABILITIES

All figures in USD ‘000	2024	2023
Accrued Expenses	3,840	5,293
Other Liabilities	344	648
Tax deductions payable	2,789	324
Accrued holiday pay	599	644
Total as of December 31,	7,572	6,909

11.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD except number of shares and earnings (loss) per common share	2024	2023	2022
Numerator:
Net Income (Loss)	46,643	98,711	15,101
Denominator:
Basic - Weighted Average Common Shares Outstanding	209,227,286	208,796,444	202,032,942
Dilutive – Weighted Average Common Shares Outstanding	209,898,006	208,811,300	202,032,942
Earnings (Loss) per Common Share:
Basic and dilutive	0.22	0.47	0.07

12.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of January 1, 2022	360,000,000	183,694,196	1,836
$60 million 2021 ATM	-	10,764,990	108
$60 million 2022 ATM	-	14,337,258	143
Balance as of December 31, 2022	360,000,000	208,796,444	2,087
$60 million 2022 ATM	-	-	-
Balance as of December 31, 2023	360,000,000	208,796,444	2,087
$60 million 2022 ATM	-	2,954,219	30
Balance as of December 31, 2024	360,000,000	211,750,663	2,117

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

On February 14, 2022, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In 2022, the Company raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by selling and issuing 14,337,258 commons shares. No common shares were issued in 2023. During 2024, the Company has raised gross and net proceeds of $9.2 million and $8.9 million, respectively, by selling and issuing 2,954,219 shares. The remaining available balance under this ATM was $17.3 million as of December 31, 2024, expiring February 11, 2025.

Subsequent to December 31, 2024, the Company has filed a new registration statement on March 11, 2025. The registration statement contained two prospectuses, a F-3 Shelf registration and a sales agreement prospectus referred to as the At Market Issuance Sales Agreement (ATM) with B. Riley Securities Inc. dated March 11, 2025. The ATM was declared effective on March 31, 2025.

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

The Share Premium Fund was $176.0 million and $167.1 million as of December 31, 2024, and 2023, respectively. Credits to Additional Paid in Capital are a result of accounting for the Company’s share-based compensation program. The cash payment of $4.4 million allocated for the settlement of stock options in 2024, discussed in footnote 7, has been charged against Additional Paid in Capital.

Contributed Surplus Account

The Company’s Contributed Surplus Account as defined by Bermuda law, consists of amounts previously recorded as share premium, transferred to Contributed Surplus Account when resolutions are adopted by the Company’s shareholders to make Share Premium Fund distributable or available for other purposes. As indicated by the laws governing the Company, the Contributed Surplus Account can be used for dividend distribution and to cover accumulated losses from its operations. There are no legal or regulatory restrictions, other than approval by the Board of Directors, that limit the Company’s ability to authorize dividend distributions from contributed surplus

For the year ended December 31, 2024, the Company has declared dividends of $83.6 million, or $0.40 per share, that has been charged to the Contributed Surplus Account. The Company has paid out $75.1 million of the declared dividends in 2024 and the remaining $8.5 million was paid out in January 2025. For the year ended December 31, 2023, the Company declared dividends of $102.3 million that was charged to the Contributed Surplus Account. The Company paid out $89.8 million of the declared dividends in 2023 and the remaining $12.5 million was paid out in January 2024. For the year ended December 31, 2022, the Company paid a dividend of $22.7 million that was charged to the Contributed Surplus Account. The Company’s Contributed Surplus account was $321.2 million, $404.8 million and $507.1 million as of December 31, 2024, 2023 and 2022, respectively.

Shareholders’ Rights Plan

On June 16, 2017, the Board of Directors adopted a new shareholders’ rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017, to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company’s common shares. As at December 31, 2024, no shares were issued pursuant to the plan.

This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that the Board determines are in the best interests of our shareholders.

13.	COMMITMENTS AND CONTINGENCIES

No material claims have been filed against the Company as of December 31, 2024, and 2023.

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

The Company does not have any material commitments outside the ordinary operations of the Company as of December 31, 2024.

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

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2024 and 2023, are as follows:

All figures in USD ‘000 Recurring:	Fair Value Hierarchy Level	2024 Fair Value	2024 Carrying Value	2023 Fair Value	2023 Carrying Value
Cash and Cash Equivalents	1	39,177	39,177	31,078	31,078
Restricted Cash	1	5,207	5,207	2,283	2,283
2019 Senior Secured Credit Facility including $30 million Accordion Loan	2	(72,561)	(72,494)	(84,640)	(84,155)
Financing of 2018-built Vessels	2	(78,101)	(77,241)	(87,239)	(86,145)
Financing of 2022-built Vessels	2	(73,836)	(73,028)	(79,351)	(78,425)
Financing of Nordic Hawk	2	(47,524)	(46,941)	(53,540)	(52,871)

15.	SUBSEQUENT EVENTS

On January 22, 2025, the Company announced that it had declared the purchase option for the 2018 build Suezmax tanker Nordic Aquarius, financed by Ocean Yield. We refer to note 8 for further information.
On January 22, 2025, the Company announced the sale of the 2003-build Suezmax tanker, Nordic Apollo, for $22.9 million, with an expected gain of $9 million.
On February 28, 2025, the Company announced that it had agreed to purchase one 2016-build Suezmax tanker for $66 million, with delivery during the second quarter of 2025. The vessel will be financed through Ocean Yield. We refer to note 8 for further information.
On February 28, 2025, the Company announced that it had declared the purchase option for the 2018-build Suezmax tanker Nordic Cygnus, financed by Ocean Yield. We refer to note 8 for further information.
On March 14, 2025, the Company announced that it had agreed to purchase a second 2016-build Suezmax tanker for $66 million, with delivery during the second quarter of 2025. The vessel will be financed through Ocean Yield.

On February 28, 2025, the Company declared a cash dividend of $0.06 per share in respect of the results for the fourth quarter of 2024. The dividend of $12.7 million was paid on March 25, 2025.