Form 20-F
period 2025-12-31
NORDIC AMERICAN TANKERS Ltd
filed 2026-04-29
CIK 1000177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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
Par La Ville Place
14 Par La Ville Street
Hamilton HM 08
Bermuda
(Address of principal executive offices)
Herbjorn Hansson, Chairman, President, and Chief Executive Officer, Tel No. 1 (441) 292-7202, Par La Ville Place, 14 Par La Ville Road, Hamilton HM 08, Bermuda
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

As of December 31, 2025, there were outstanding 211,750,663 common shares of the Registrant, $0.01 par value per share.

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
•
Conducting business in certain jurisdictions, including Venezuela, as well as exposure to geopolitical tensions in other regions, such as Iran and the Strait of Hormuz, may subject us to legal, regulatory, political and other risks that could have an adverse effect on our operations and financial results.

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

•	If we do not manage relationships with customers or successfully integrate any acquired Suezmax tankers, we may not be able to grow or effectively manage our growth.
•	Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate fluctuations, which could negatively affect our results of operations.
•	The operation of Suezmax tankers involves certain unique operational risks.
•	We operate our Suezmax tankers worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
•	Acts of piracy on ocean-going vessels could adversely affect our business.
•	Maritime claimants could arrest our vessels, which could interrupt our cash flow.
•	Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
•	Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.
•	If we purchase secondhand vessels, we may not receive warranties from the builder and operating cost may increase as a result of aging of the fleet.
•	Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.
•	An increase in operating costs would decrease earnings and dividends per share.
•	We may be unsuccessful in competing in the highly competitive international Suezmax tanker market.
•	We are subject to laws and regulations which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
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
•
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

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

•	Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.
•	We are incorporated in Bermuda, and it may not be possible for our investors to enforce U.S. judgments against us.
•	We may have to pay tax on United States source income, which would reduce our earnings.
•	If the United States Internal Revenue Service were to treat us as a “passive foreign investment company,” that could have adverse tax consequences for United States shareholders.
•	Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
•	We may become subject to taxation in Bermuda or in other jurisdictions which would negatively affect our results.
•	As a Bermuda exempted company incorporated under Bermuda law with subsidiaries in another offshore jurisdiction, our operations may be subject to economic substance requirements.

Risks Related to Our Business and Financial Condition

If the Suezmax tanker industry, which historically has been cyclical and volatile, is depressed in the future, our revenues, earnings and available cash flow may decrease.

We specialize in Suezmax tankers. Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of and demand for tanker capacity. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. The armed conflicts in Ukraine and in the Middle East have continued to disrupt energy production and trade patterns, including shipping in the Black Sea, Red Sea and elsewhere, and its impact on energy demand and costs is expected to remain uncertain. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply of and demand for increased use of renewable and alternative energy resources and oil products, and competition from other shipping companies and other modes of transportation;

•
global and regional economic and political conditions and developments, including developments and disruptions in international trade, including the imposition of tariffs and fees,  the increased vessel attacks and piracy in the Red Sea, national oil reserves policies, refinery additions and closures, work stoppages, fluctuations in industrial and agricultural production and armed conflicts;

•	the price of oil;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	environmental issues and concerns and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	availability of financing and changes in interest rates;

•	weather and acts of God, natural disasters and health disasters;

•	changes in consumption of oil and petroleum products due to competition from supply and demand for new, alternative sources of energy and from other shipping companies and other modes of transport;

•
international sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, and other international hostilities, strikes, and potential physical disruption of shipping routes as a result thereof;

•	any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	the demand for alternative energy resources;

•	supply of and demand for energy resources and oil and petroleum products;

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	the number of vessel casualties;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing and interest rates on financing for new vessels and shipping activity;

•	the price of oil;

•	the recycling and scrapping rates of older tankers;

•	technological advances in tanker design and capacity, propulsion technology and fuel consumption efficiency;

•	tanker charter rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	the number of vessels used for floating storage;

•	the number of vessels under sanctions and hence not able to trade on the mainstream market;

•	prevailing and expected future freight and charter hire rates;

•	costs of bunkers and fuel oil and their impact on vessel speed;

•	the efficiency, age, and sophistication of the world tanker fleet;

•	potential disruption, including supply chain disruptions, of shipping route due to accidents, political events and armed conflicts;

•	the age of the world tanker fleet;

•	port and canal congestion;

•	speed of vessel operation;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	developments in international trade, including refinery additions and closures;

•	the phasing of maritime shipping into the EU Emission Trading Scheme, or the ETS, which applies to all large ships of 5,000 gross tonnage or above;

•	the number of tankers that are out of service, namely those that are laid up, drydocked, undergoing surveys, awaiting repairs or upgrades or otherwise not available for hire; and

•
changes in environmental and other regulations that may limit the useful lives of tankers, and environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in carbon dioxide, or CO2, emissions.

The geopolitical development, including the potential disruption or near closure of the Strait of Hormuz amid escalating conflict in the Middle East, have resulted in significant rerouting of tanker traffic and disruption to shipping flows. These conditions have led to shifts in alternative routes, increased transportation costs, and higher insurance and risk premiums, which could adversely affect our operations and financial results. The Company has vessels located within the Persian Gulf that are currently unable to operate on normal commercial schedules due to the disruption in the area. The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. Continued volatility may adversely affect the availability and cost of capital. Disruptions in global financial markets, increased risk perception among lenders, and volatility in credit conditions may limit the Company’s ability to obtain financing on acceptable terms, or at all. This could impact the Company’s ability to refinance existing indebtedness, fund capital expenditures, or support ongoing operations. Any weakening in financing conditions could have a material adverse effect on the Company’s liquidity, financial condition, and results of operations.

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

Conducting business in Venezuela may subject us to legal, regulatory, political and other risks that could have an adverse effect on our operations and financial results.

Conducting business in Venezuela may subject us to legal, regulatory, political, currency, security, and/or nationalization of assets and economic risks. Venezuela is extremely well endowed with natural resources such as petroleum, natural gas, iron ore, gold, bauxite, diamonds and other minerals, and its economy is heavily dependent on export of natural resources to key trading partners. According to the Organization of Petroleum Exporting Countries, or OPEC, 2025 Annual Statistical Bulletin (60th edition), Venezuela had the world’s largest proven crude oil reserves in 2024. Political, economic, and geopolitical developments in Venezuela could alter crude oil supply, trade flows, and shipping routes, generating volatility in prices, port disruptions, logistics costs, and insurance costs, among other effects. Following the arrest and extradition of Venezuela’s former President Nicolás Maduro in January of 2026, the Trump Administration has indicated a likely shift in U.S. sanctions policy concerning the sale and transportation of Venezuelan oil, and the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, has subsequently issued general licenses authorizing certain activities and transactions involving Venezuelan-origin oil and the sale of U.S.-origin diluents to Venezuela. Notwithstanding these recent measures, it remains unknown to what extent Venezuelan sanctions will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures along with continuing political uncertainty could have an adverse effect on our business, financial conditions, and results of operations.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings, our ability to pay dividends and our ability to repay our financial liabilities.

The 17 vessels that we currently operate are primarily employed in the spot market with five vessels currently employed on time charter contracts. We are therefore highly dependent on spot market charter rates. The spot market remains highly volatile, with extreme rate spikes driven by the near closure of the Strait of Hormuz and associated geopolitical risks, followed by sharp corrections as trade flows adjust. Freight rates have reached record highs amid disrupted tanker availability, elevated war-risk premiums, and longer alternative routing, but underlying demand dislocation and voyage uncertainty may also lead to sudden declines below operating costs. As spot charters are fixed per voyage, often lasting several weeks, there is typically a lag in capturing upward rate movements during rapidly rising markets.

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

Fuel, including bunkers, is a significant, if not the largest, expense in our shipping operations, and changes in the price of fuel may adversely affect our profitability. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the ongoing conflict in the Middle-East, Russia and Ukraine and between Israel and Hamas, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Effective January 1, 2020, the International Maritime Organization, or IMO, implemented a regulation for a 0.50% global sulfur cap on emissions from vessels. Under this new global cap, vessels must use marine fuels with a sulfur content of no more than 0.50% or use an exhaust gas cleaning system, against the former regulations specifying a maximum of 3.50% sulfur in an effort to reduce the emission of sulfur oxide into the atmosphere.

All our vessels are complying with all global regulations imposed by IMO or EU. The vessels use the fuel required as per the vessel design, either with or without an exhaust gas cleaning system. Further to that there is a combination of biofuel when available and favorable based on price. This is as a result of the EU requirements to reduce CO2 emissions, FUEL EU Maritime and EU ETS will impact the income as part of voyage costs. Regarding fuel prices, they fluctuate a lot depending on fuel grade, oil prices, geographic locations, and availability.

Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant fuel oils are of low or inconsistent quality, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As a result, an increase in the price of compliance beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation.

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

The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, is volatile. The pattern in 2025 and 2024, BDTI was highly influenced by geopolitical events and the highs of 2025 were reached towards the end of the year. In contrast to 2024 which saw its highs at the beginning of the year. The average for 2025 came in at 1068, slightly lower than the 1093 reached in 2024. During 2025, the BDTI reached a high of 1468 and a low of 799 compared to a high of 1,552 and a low of 860 in 2024. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, saw a high of 885 and a low of 534 in 2025. This compares to a high of 1,411 and a low of 460 in 2024. The BCTI saw slightly higher volatility and higher levels in 2024 compared to 2025. So far in 2026 markets have reached historic high levels, and the BDTI and BCTI were at 2831 and 2123, respectively, as of April 17, 2026. There can be no assurance that the crude oil and petroleum products charter market will increase or continue at the current levels, and the market could again decline. This volatility in charter rates depends, among other factors, on changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products, the demand for crude oil and petroleum products, the inventories of crude oil and petroleum products in the United States and in other industrialized nations, oil refining volumes, oil prices, and any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries as well as seasonal variations and geopolitical events.

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Charter rates for tankers are typically higher in the fall and winter months as a result of increased oil consumption in the Northern Hemisphere. Unpredictable weather patterns and variations in oil reserves disrupt tanker scheduling. Because many of the Company’s vessels trade in the spot market, seasonality may affect operating results on a quarter-to-quarter basis and could continue to do so in the future. Such seasonality may be outweighed in any period by then current economic conditions or tanker industry fundamentals. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of consumer demand from oil towards other energy sources such as wind energy, solar energy, nuclear energy, electricity, natural gas, liquified natural gas or LNG, renewable energy, hydrogen or ammonia will potentially affect the demand for our vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. While the International Energy Agency, or the IEA, forecasts “peak oil”, the year when the maximum volume of oil is consumed, to be around 2030 based on countries’ stated energy policies and targets, in the IEA’s latest World Energy Outlook report from November 2025, the agency introduced a scenario where oil demand would not peak at least before 2050.  Nevertheless, a shift in consumer demand away from oil and oil products could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality, and, more recently, government sanctions. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

The carrying values of our vessels may not represent their charter-free market value at any point in time. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition. We did not record an impairment charge during the year ended December 31, 2025. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Delays or defaults by the shipyards in the construction of newbuildings could increase our expenses and diminish our net income and cash flows.

We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, pandemics or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Shipbuilding contracts require installment and delivery payments and the ability to meet these obligations depends on access to financing and capital market. If the Company is unable to secure financing, we may be required to delay or cancel vessel deliveries. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt. If we already committed to a third party the use of the vessel upon construction completion, then we may breach such commitment and be subject to pay related damages, such as any increased costs the counterparty pays to secure an alternate vessel to use. As of December 31, 2025, we had no Suezmax vessels on order. After the year end, we have entered into a firm order for two Suezmax vessels to be built at South Korean shipyard, Daehan Shipbuilding. The two ships are scheduled for delivery in 2028 and as such, we are exposed to risks related to construction of newbuildings.

Measures have been taken to supervise the quality of the work completed at the shipyard where our newbuildings are being constructed. In the past we have obtained refund guarantees for the pre-delivery installments as security for pre-delivery installment payments paid. We can provide no assurance that these, or any other measures we may take, will fully mitigate these risks, and any failure by a counterparty to meet its obligations in relation to the newbuildings may result in delays or cancellations of the delivery of the newbuildings, renegotiation of terms, delayed renewal of our tanker fleet and consequent deterioration of our competitive position, any of which may result in significant losses for us which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Terrorist attacks and international hostilities and instability can affect the tanker industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts. Currently, the world economy continues to face a number of actual and potential challenges, including the war between the United States and Israel, and Iran and between Ukraine and Russia, current trade tension between the United States and China, among other countries, political instability in Venezuela, the Middle East, and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China or, North Korea, epidemics or pandemics, and banking crises or failures.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, the Black Sea and in the Red. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia, among others. . In addition, the recent armed conflict between the U.S. and Israel, and Iran has caused a de facto closure of the Strait of Hormuz and further disruption of trade routes in the Red Sea, which could have significant impacts in the Middle East region and on the global oil markets. Indeed, as a result of the conflict in Iran and the resultant volatility in the global oil markets, on March 12, 2026, the United States Department of the Treasury’s Office of Foreign Assets Control, or OFAC, issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 11, 2026, the sale, delivery, or offloading of Russian Federation origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 12, 2026, including vessels previously blocked by OFAC under several existing sanctions programs. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

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

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. A cyber-attack on us could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses.

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

The EU has adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation, or GDPR. The GDPR came into force on May 25, 2018, and applies to organizations located within the EU, as well as to organizations located outside of the EU if they offer goods or services to, or monitor the behavior of, EU data subjects. It imposes a strict data protection compliance regime with significant penalties and includes new rights such as the “portability” of personal data. It applies to all companies processing and holding the personal data of data subjects residing in the EU, regardless of the company’s location. Implementation of the GDPR could require changes to certain of our business practices, thereby increasing our costs. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, there continues to be significant evolution and developments in the use of artificial intelligence, or AI, technologies, including generative AI. While we have not integrated the use of artificial intelligence in our business currently, we could integrate it in the future and, at this time, cannot fully determine the impact of such evolving technology to our industry or business. As part of services provided by third-party application providers the risks are assessed as part of the normal risk assessments. At this stage, we do not expect AI to cause increased risk to our industry or business.

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

Our failure to effectively identify, purchase, manage customer relationships and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. We may incur unanticipated expenses as an operating company. It is possible that the number of employees employed by the company, or current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower dividends per share. If we are unable to expand or execute certain aspects of our business or events noted above, our financial condition and dividend rates may be adversely affected.

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

The operation of Suezmax tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire or explosion, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers. These hazards may result in death or injury to persons, loss of revenues or property, governmental fines, penalties or restrictions on conducting business, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and reputation and market disruptions, delay or rerouting, governmental fines, penalties or restrictions, any of which may reduce our revenue or increase our expenses and also subject us to litigation.

We operate our Suezmax tankers worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. The operations of ocean-going vessels in international trade are affected by a number of risks. Our vessels are at a risk of damage or loss because of events such as marine and environmental disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, collision, human error, war, terrorism, piracy, robbery, diseases, crew strikes and/or boycotts, cargo loss and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. For example, there have been threats, including piracy and drone and missile attacks on commercial vessels transiting the Red Sea and surrounding waterways, which are believed to be led by the Yemen-based Houthi rebel group purportedly in response to the armed conflict between Israel and Hamas. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

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

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband or stowaways, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or restrictions, and our vessels may be detained for a prolonged period of time, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Under some jurisdictions, vessels used for the conveyance of illegal drugs could be subject to forfeiture, resulting in forfeiture of the vessel to the government of such jurisdiction.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries suspected to have a risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject to the risk that we, our service providers, or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Red Sea, the Gulf of Aden off the Coast of Somalia, and particularly the Gulf of Guinea region, off of Nigeria, which experienced increased incidents of piracy in recent years. Acts of piracy and war like conditions could result in harm or danger to the crews onboard our vessels. In addition, if piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or by the Joint War Committee as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. Furthermore, the Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies, including Nordic American Tankers Limited, have decided to reroute vessels to avoid the Suez Canal and Red Sea. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. Any of those events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel’s registry could requisition for title or hire or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.

By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for maritime fuels and hence demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.

If we purchase secondhand vessels, we may not receive warranties from the builder and operating cost may increase as a result of aging of the fleet.

Following a rigorous physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected may be expensive to repair, and may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year. Cargo insurance rates increase with the age of a vessel, as older vessels may be less desirable to charterers and may be restricted in the type of activities in which the vessels can engage.

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

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance (which includes pollution risks), crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Additionally, our insurers may refuse to pay particular claims, and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. In addition, insurers typically charge additional premiums if vessels transit certain “excluded areas,” which may be subject to higher risk of piracy, war or terrorism. We cannot be certain that our insurers will continue to provide such cover, or that we will be able to recover these increased costs from our charterers. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market. Any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

In addition, we carry loss-of-hire insurance for those vessels on time-charter contracts, financed through Ocean Yield, which covers the loss of revenue during extended vessel off-hire periods, such as those that might occur during an unscheduled drydocking due to damage to the vessel from a major accident. Accordingly, any vessel that is off hire for an extended period of time, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

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

The operation of Suezmax tankers and transportation of crude and petroleum products is extremely competitive, and our industry is capital intensive and highly fragmented. Demand for transportation of oil and oil products has declined in the past, and could continue to decline, which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions and may be able to offer more competitive prices and fleets. This competition may cause our market share to decrease in the future and we may not find profitable employment for our vessels, which could adversely affect our financial condition and our ability to expand our business.

We are subject to laws and regulations which can adversely affect our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the United States Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation, and Liability Act, generally referred to as CERCLA, the U.S. Clean Water Act, or CWA, the U.S. Clean Air Act, or CAA, the U.S. Outer Continental Shelf Lands Act, European Union Regulations, such as the FuelEU Maritime regulation, the IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs thereunder), the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 (as from time to time amended), the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments Discharge, generally referred to as the BWM Convention, International Ship and Port Facility Security Code, or ISPS, and the U.S. Maritime Transportation Security Act of 2002, generally referred to as the MTSA. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the U.S. (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, and risk of environmental damages and impacts there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition, and our ability to pay dividends.

Additional legislation, regulations, or other requirements applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, and the resulting final rule was issued in December 2023. However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such environmental regulations could affect our operations. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

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

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of MARPOL, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, (ii) the BWM Convention of the IMO, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage, and (iii) the FuelEU Maritime regulation, which starting from January 2025, sets requirements on the annual average greenhouse gas intensity of energy used by ships trading with the EU or European Economic Area. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels, none of which have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. The new regulations will require the installation of new equipment, which may cause us to incur substantial costs.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships, which identifies levels of ambition to reducing greenhouse gas emissions. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The European Union on the other hand has indicated that it intends to accelerate its plans to include shipping into the emissions trading scheme. For more information on MEPC’s GHG strategy, please see Item 4: Environmental Section, Greenhouse Gas Regulations.

The European Commission has proposed adding shipping to the EU Emission Trading Scheme, or EU ETS, as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period and shipowners will need to purchase and surrender a number of emission allowances that represent their Monitoring, Reporting and Verification, or MRV, -recorded carbon emission exposure for a specific reporting period. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect. For more information on the EU ETS, please see Item 4: Environmental Section, European Union Regulations.

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

In 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index, or EEXI, and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator, or CII.  For more information on requirements around EEXI and CII, please see Item 4: Environmental Section, Air Emissions.

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

On November 13, 2021, the Glasgow Climate Pact was announced following discussions at the 2021 United Nations Climate Change Conference, or COP26. The Glasgow Climate Pact calls for signatory states to voluntarily phase out fossil fuels subsidies. A shift away from these products could potentially affect the demand for our vessels and negatively impact our future business, operating results, cash flows and financial position. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause us to incur significant additional expenses to “green” our vessels.

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

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention or the ISM Code, our operations are also subject to environmental standards and requirements.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, cybersecurity guidance and regulations for the maritime industry have been developed in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, which entered into force in June 2025, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. As such, each ship sent for recycling is required to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships are required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. MEPC 81 approved reporting formats and future development of a Global Integrated Shipping Information System (GISIS) model, to provide electronic reporting facilities, to assist with the implementation of the Hong Kong Convention. MEPC 82 also approved a provisional guidance on the interplay between the Hong Kong Convention and the Basel Convention (which is aimed to protect human protect human health and the environment against the adverse effects of hazardous wastes, including among others, waste from ship dismantling) with respect to the transboundary movement of ships intended for recycling. In April 2025, MEPC 83 adopted amendments to the 2023 Guidelines for the development of the Inventory of Hazardous Materials, clarifying the relevant threshold in respect to cybutryne (chemical compound) when samples are taken directly from the hull or from wet paint containers.

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

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral securing that debt, which constitutes our entire fleet. As of December 31, 2025, we had $424.1 million of outstanding indebtedness.

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

As of December 31, 2025, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

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

We cannot guarantee that we will be able to obtain financing at all or on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for investments in new and existing projects, including our vessel construction contracts, which could hinder our growth and prevent us from realizing potential revenues from prior and planned investments, adversely affecting our cash flow and results of operations. which will have a negative impact on our cash flows and results of operations.

The current state of the global financial markets and current economic conditions may adversely impact our results of operation, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms.

Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business or impair our ability to raise equity or borrow amounts under credit facilities or any future financial arrangements.

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

We have entered into various contracts, including charter agreements with our customers, our borrowing facilities, and from time to time we may enter into newbuilding contracts. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, work stoppages and other labor disturbances. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities and/or uncertain industry conditions. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our borrowing facilities.

Risks Relating to Investing in Our Common Shares

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in on the NYSE. Over the last few years, the stock market has experienced price and volume fluctuations, due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, any reductions in the payment of our dividends or changes in our dividend policy, mergers and strategic alliances in the shipping and offshore industries, market conditions in the shipping and offshore industries, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, perceived or actual inability by our chartering counterparts to fully perform under the charter parties, including third party announcements concerning us or our competitors and the general state of the securities market. The shipping industries have been highly unpredictable and volatile. The market for common shares in these industries may be equally volatile. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2025, the price of our common shares experienced a high of $3.90 in November and a low of $2.21 in April. As of April 17, 2026, the price of our common shares was $6.03.

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

•
Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

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

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organizational documents and applicable law including compliance with Bermuda law, and such distributions may be dependent, among other things, upon our having sufficient available distributable reserves. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to pay dividends in the future. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. We have made cash declarations quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Further, our credit facilities limit our ability to distribute dividends. For more information, please see “Item 5. Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources—Our Borrowing Activities.” We may not continue to pay dividends at rates previously paid or at all. If we do not pay dividends, the market price for our common shares must appreciate for investors to realize a gain on their investment. This appreciation may not occur, and our common shares may in fact depreciate in value, in part because of any future decreases in or elimination of our dividend payments.

Ineffective internal controls could impact the Company’s business and financial results.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. The cost of compliance with the foregoing requirement may have a material adverse effect on our future performance, results of operations, cash flows and financial condition. The Company’s internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if the Company experiences difficulties in their implementation, the Company’s business and financial results could be harmed and the Company could fail to meet its financial reporting obligations.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

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

In March 2024, the SEC adopted final rules requiring certain climate-related disclosures by registrants. However, in April 2025, the SEC announced that it would stay the implementation of these rules and refrain from defending them in ongoing legal proceedings, introducing further uncertainty around the regulatory landscape for climate-related disclosures in the United States. While we are a foreign private issuer and may not be subject to all aspects of these rules, the evolving expectations of regulators, investors, and other stakeholders regarding transparency in climate-related risks and emissions data may increase our disclosure and compliance obligations over time. Additionally, voluntary climate disclosures or those made to comply with other jurisdictions’ regulations (such as the EU’s CSRD or California’s climate rules) may still expose us to litigation or reputational risks. We continue to monitor regulatory developments closely, but future changes to climate-related disclosure obligations in the U.S. or elsewhere may result in increased costs, changes to our reporting systems, or increased scrutiny of our environmental performance.

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

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and vote decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

We have antitakeover protections which could prevent a change of control.

We have antitakeover protections which could prevent a third party to acquire us without the consent of our Board of Directors. On June 16, 2017, our Board adopted a shareholders’ rights agreement. This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that our Board of Directors determines are in the best interests of our shareholders. These antitakeover provisions, including provisions of our shareholders’ rights agreement, could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

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

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect our business, financial condition, operations results, and cash flows.

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

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. As of September 2025, the EU, UK and Canada also agreed to lower their price cap on Russian crude oil from $60 per barrel to $47.60 per barrel. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. While much uncertainty remains, the potential that the EU, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian oil exports may also pose further risks that could adversely affect our business. At the same time, it is unknown whether the United States, and/or the European Union and United Kingdom, will ease, retain, expand, or otherwise further modify the foregoing Russia sanctions due to the impact of the conflict in Iran on global energy markets.

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

In particular, leaders in the United States recently implemented more protective trade measures. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs.For example, following the U.S. Supreme Court’s ruling on February 20, 2026 in Learning Resources, Inc. v. Trump that the International Emergency Economic Powers Act does not authorize the President to impose tariffs, the President imposed a temporary import duty of 10 percent, subject to limited exceptions, pursuant to Section 122 of the Trade Act of 1974 and effective as of February 24, 2026, which remains subject to legal challenge.  In addition, on March 11 and March 12, 2026 the United States Trade Representative commenced new Section 301 investigations concerning (i) structural excess capacity and production in certain manufacturing sectors against China, the European Union (EU), Singapore, Switzerland, Norway, Indonesia, Malaysia, Cambodia, Thailand, Korea, Vietnam, Taiwan, Bangladesh, Mexico, Japan, and India; and (ii) against 60 countries related to the failure to impose and effectively enforce a prohibition on the importation of goods produced with forced labor.  These investigations also may result in the imposition of additional tariffs or other restrictions on commerce. It is unknown whether and to what extent such tariffs will be retained, expanded, or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures could have an adverse effect on our business, financial condition, and results of operations.

Although we believe that we have been in compliance with applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. While the terms of our charters require our charterers to operate our vessels in compliance with all applicable sanctions and embargo laws, the failure of our charterers to comply with such provisions may result in the violation of such applicable sanctions and embargo laws and regulations which could in turn negatively affect our reputation. Further, our reputation and the market for our securities may be adversely affected if, for example, we enter into charters with individuals or entities who, pursuant to contracts with third parties, provide services to or engage in operations associated with countries or territories that are the subject of certain U.S. sanctions or embargo laws. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are incorporated in the Islands of Bermuda. Our memorandum of association, bye-laws and the Companies Act, 1981 of Bermuda, or the Companies Act, govern our affairs. The Companies Act does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. There is a statutory remedy under Section 111 of the Companies Act which provides that a shareholder may seek redress in the courts as long as such shareholder can establish that our affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, you may not have the same rights that a shareholder in a United States corporation may have.

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

We are subject to income and other taxes in several jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Economic Co-operation and Development’s, or OECD, two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, or the COCG, the Council of the European Union approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes, or the Conclusions. Although at that time not considered “non-cooperative jurisdictions,” certain countries, including Bermuda and the Marshall Islands were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” In connection with the Conclusions, and to avoid being placed on the list of “non-cooperative jurisdictions,” the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda, or the Economic Substance Act, and the Economic Substance Regulations, respectively, became operative on 31 December 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property business and conducting business as a holding entity, which means acting as a pure equity holding entity.

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

A registered entity that carries on a relevant activity is obliged under the Economic Substance Act to file a declaration in the prescribed form, or the Declaration, with the Registrar of Companies, or the Registrar, on an annual basis.

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

The Bermuda Personal Information Protection 2016 Act, or PIPA, regulates how any organization in Bermuda may use personal information. PIPA became fully operative on January 1, 2025, and applies to all of our Bermuda entities. From this date, organizations in Bermuda are required to comply with a combination of principle-based and prescriptive rules for the use of personal information. Prescriptive rules for in scope organizations (i.e., those that use personal information, noting “use” is broadly defined) include a requirement to only use personal information where a legal condition applies, a requirement to appoint a data privacy officer, a requirement to provide all individuals with a privacy notice that must contain at a minimum certain required information and requirement to understand and comply with individual rights around access, rectification and erasure.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Nordic American Tankers Limited was formed on June 12, 1995, and organized under the laws of the Islands of Bermuda as an exempted company limited by shares pursuant to the Companies Act. We maintain our principal office and registered office at Par La Ville Place, 14 Par La Ville Street, Hamilton HM 08, Bermuda. Our telephone number at such address is (441) 292-7202 and we maintain an internet site at www.nat.bm. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report. Our common shares trade under the symbol “NAT” on the New York Stock Exchange, or the NYSE. NAT’s shares were admitted for listing on the NYSE in November 2004 and were traded on the American Stock Exchange, or AMEX, before that. NYSE Euronext acquired the AMEX in 2008 and is now known as the NYSE American. NAT also had a dual listing on the Oslo Stock Exchange until early 2005 when the listing in Oslo was terminated.

We are an international tanker company focusing solely on owning, operating and chartering of Suezmax tankers. In 2022, we sold five vessels built in 2002 and 2003, and we took delivery of two newbuildings, Nordic Harrier and Nordic Hunter, built at Samsung shipyard in South Korea. In 2023, we acquired the 2016-built Nordic Hawk. In 2025 we sold off the 2003-built Nordic Apollo and the 2004-built Nordic Castor and we took delivery of two 2016-built vessels Nordic Galaxy and Nordic Moon. Our fleet counted 20 vessels as of December 31, 2025. After 2025, we signed an agreement to build two new suezmax tankers with a South-Korean yard, with delivery in the second half of 2028. Under the commercial terms, the first installment fell due in the second quarter of 2026, with subsequent installment payable through the delivery of the vessel. No payments have been capitalized in 2025. The vessels will be financed well in advance of delivery in 2028. We plan to pay the first instalments with cash. So far in 2026 we have sold and delivered the 2004-built Nordic Luna and the 2005-built Nordic Sprinter. Both these vessels were classified as held for sale as of December 31, 2025. Also, after year-end, we have entered into firm agreements to sell the 2005-built Nordic Skier and the 2003-built Nordic Pollux. Following these transactions, our fleet will count 16 suezmax tankers (excluding newbuildings).

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

All tankers in our fleet are Suezmax vessels, which have a carrying capacity of one million barrels of oil. The vessels are highly versatile. They can be utilized on most long-haul trade routes. A homogenous fleet streamlines maintenance, operating and administration costs, which helps keep our cash break-even low.

We have an operating cash break-even level of about $10,000 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses (excluding general and administrative expenses, interest expenses and all other cash charges).

Recent Developments

Cash dividends are our priority, and we have, as of this date, declared quarterly dividends for 114 consecutive quarters. In 2025, we declared dividends in total of $0.36 per share and we have paid dividends in the first quarter of 2026 of $0.17 per share.

On December 17, 2025, a Memorandum of Agreement (MoA) was signed for the sale of Nordic Luna and Nordic Sprinter, with both vessels delivered in January 2026. On March 16, 2026, the MoA was signed for the sale of Nordic Skier, which was subsequently delivered in April 2026. On March 9, 2026, the MoA was signed for the sale of Nordic Pollux, which has not yet been delivered.

On January 15, 2025, and on May 8, 2025, we sold the 2003-built Nordic Apollo and the 2004-built Nordic Castor respectively. The Nordic Apollo was delivered to the buyers on February 26, 2025, and the buyers of Nordic Castor received the vessel on June 16, 2025. A gain on sale of vessels of $9.5 million for the Nordic Apollo and $7.1 million for the Nordic Castor was recorded in the Consolidated statement of operations of 1Q2025 and 2Q2025 respectively. Both vessels were unencumbered and the sales therefore strengthened our free liquidity with an aggregate of about $46 million.

On February 6, 2025, we renegotiated and amended the loan agreement with Beal Bank/CLMG effectively replacing our senior secured credit facility of $306.1 million, entered into on February 12, 2019, as well as an accordion loan of $30 million, entered into on December 16, 2020. The amended and restated five-year Senior Secured Credit Agreement with new terms is in the amount of $150 million and is a single loan. In addition to improved terms and flexibility, the new loan is secured in 7 of our Suezmax vessels and provided an immediate positive liquidity effect of $78 million. All other vessels that were secured under the February 12, 2019, facility is no longer part of the collateral. The loan has an annual amortization equal to a twenty-year maturity profile, carries a floating interest rate plus a margin and matures on February 13, 2030.

On February 14, 2025, we cancelled the equity distribution agreement with B.Riley Securities, Inc, dated February 14, 2022, under which the Company could, from time to time, offer and sell common stock through an At-the-Market Offering up to an aggregate of $60 million (the $60 million 2022 ATM). In 2022, we raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by issuing and selling 14,337,258 common shares under this agreement. No shares were issued under this agreement during 2023. During 2024, we issued 2,954,219 shares and the remaining available balance after this was $17.2 million gross. This ATM (the $60 million 2022 ATM) was subsequently cancelled and the remaining balance not utilized, upon the 3-year expiry of the Shelf F-3 registration statement on February 14, 2025.

On March 11, 2025, we filed a new equity distribution agreement with B.Riley Securities, Inc, under which the Company could, from time to time, offer and sell common stock through an At-the-Market Offering up to an aggregate of $60 million (the $60 million 2025 ATM) that was a part of the F-3 filing of the same date. The F-3 filing and subsequently the $60 million 2025 ATM was made effective on March 31, 2025. This ATM has not been utilized till this date. Based on the share price of the Company of $6.03 as of April 17, 2026, a full utilization of the ATM would have resulted in 9,950,249 new shares being issued now.

On April 4, 2025, and on April 28, 2025, we took delivery of the 2016-built suezmax vessels Nordic Galaxy and Nordic Moon, purchased at a price of $66 million each. At the same time, we entered into a final agreement with Ocean Yield AS for an eight-year sale-leaseback financing of these two vessels. The financing was done at 50% of the purchase price against an eight-year bareboat charter agreement on both ships.

On May 28, 2025 we entered into an amended financing agreement on our three 2018-built Suezmax tankers; Nordic Aquarius, Nordic Cygnus and Nordic Tellus with Ocean Yield AS. Our three 2018-built vessels from Samsung shipyard were financed through a Sale-leaseback agreement in 2017 and took effect upon delivery of the ships during 2018. Under the terms of the original financing agreement, the lender provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. After delivery of each of the vessels we entered into a ten-year bareboat charter agreement with pre-agreed options to re-purchase the vessels by settling the outstanding financing amount at the time of each purchase option, and a final purchase obligation at the end of the 10-year bareboat charter. In conjunction with the 7-year purchase option we entered into an amended financing agreement dated May 28, 2025, with Ocean Yield, for all three vessels. The new agreement increased the lease amount to $40 million on each vessel and subsequently released about $15 million for each ship in free liquidity. In addition to providing us with increased liquidity, the new and amended sale-lease back agreement offered us better terms and flexibility than the old agreement, with a new tenure of 8 years from May 28, 2025, for all the three vessels.

On December 17, 2025, we entered into a firm sales agreement for the 2004-built Nordic Luna and the 2005-built Nordic Sprinter. The vessels were delivered to the buyers in January 2026 and given that the vessels were unencumbered they provided $50 million of aggregate free liquidity. Both vessels were classified as Held for Sale in December 31, 2025, financial statements, and a gain on disposal of vessels will be recognized in the consolidated statement of operations in 1Q2026.

After year-end 2025 we have entered into the following 2 sales agreements; March 9, 2026 for the sale of the 2003-built Nordic Pollux and March 16, 2026, for the sale of the 2005-built Nordic Skier. One vessel was delivered to the buyers in April and the remaining transaction is yet to be completed.

For more information, please see “Item 5.B. Liquidity and Capital Resources” with regard to the above described transactions.

As of the date of this report, we have 211,750,663 common shares issued and outstanding.

B.	Business Overview

Our Fleet

Our fleet as of December 31, 2025, consisted of 20 Suezmax crude oil tankers, of which the vast majority have been built in South Korea. During 2025 we disposed of Nordic Apollo and Nordic Castor and acquired Nordic Galaxy and Nordic Moon. The majority of our vessels are employed in the spot market. As of December 31, 2025, we have two vessels Nordic Harrier and Nordic Hunter chartered out on six-year time charter agreements that expire in 2028. Further, as of December 31, 2025, we have one vessel chartered out on a five-year time charter agreement expiring in late 2029 and one vessel on a time charter that expires in November 2026. Two vessels finished expiring in the fourth quarter of 2025. Occasionally, we also charter out vessels in our fleet on shorter term time charter agreements. The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo. The company have two vessels classified as “Held for Sale” as of December 31, 2025.

As of December 31, 2025, our fleet was as follows:

Vessel	Built in	Deadweight Tons
Nordic Pollux	2003	150,103
Nordic Luna	2004	150,037
Nordic Freedom	2005	159,331
Nordic Sprinter	2005	159,089
Nordic Skier	2005	159,089
Nordic Vega	2010	163,940
Nordic Light	2010	158,475
Nordic Cross	2010	158,475
Nordic Breeze	2011	158,597
Nordic Zenith	2011	158,645
Nordic Galaxy	2016	157,781
Nordic Moon	2016	157,718
Nordic Hawk	2016	157,594
Nordic Star	2016	157,738
Nordic Space	2017	157,582
Nordic Aquarius	2018	157,338
Nordic Cygnus	2018	157,526
Nordic Tellus	2018	157,407
Nordic Hunter	2022	157,037
Nordic Harrier	2022	157,094

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

Time Charters: Under a time charter, the charterer is responsible and pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner is responsible and pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys. Revenue from time charter contracts is recognized daily over the term of the charter. Time charter agreements with profit-sharing are recognized when the contingency related to it is resolved. As of December 31, 2025, we did not have any time charter agreements with profit-sharing.

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

The 2025 Tanker Market (Source; Fearnleys)

Suezmax earnings in 2025, basis fixture date for forward loading averaged $51,800/day, up from $38,100/day in 2024. The average rate on the West Africa – UK/Continent route averaged 45,900/day. Earnings in the highly correlated VLCC and Aframax segments averaged $60,500/day and $37,500/day in 2025, respectively.

After a lackluster end to 2024, 2025 started off strongly following a massive sanctions package from the outgoing Biden administration. It was another volatile year for geopolitics and tanker rates. In the first half, rates were arguably softer than fundamentals suggested, while in the last few months they were stronger. A combination of solid volume growth, at times more long-haul trade, extensive sanctions on ships and oil infrastructure and exogenous events caused a very tight tanker market balance with correspondingly high rates nearly until the end of the year. Global crude oil production rose by 4.1 mbpd between Q4’24 and Q4’25 according to the IEA, and seaborne crude volumes at most rose by nearly 4 mbpd. In September/October there was very high Atlantic-East crude fixture activity, when fear of sanctions drove Asian crude buyers to look West, tying up tonnage for longer periods.

Total compliant tonne-miles were up 2.9% y/y in 2025, and VLCCs up by 5.5% on longer sailing distances. Compliant Suezmax tonne-miles rose by 2.3%, after having risen by 5.7% the preceding year. Strong overall volume growth from the Americas and OPEC+ cut unwinds took effect in the second half of the year, lifting demand for all segments. Key demand growth drivers for Suezmax were Kazakhstan, Brazil, Guyana and Argentina, all of which increased crude oil production and exports.

Overall net tanker fleet growth remained relatively low at 2.1% in 2025. This was up from the 0.8% growth seen in 2024. Fleet growth remained below the ten-year average total tanker fleet growth of 3.0%. The real effective fleet growth rate was likely closer to zero as 16.9% of the fleet was sanctioned, with utilization for those vessels lower than in the compliant market. As a result of sanctions, more compliant tankers were sold into the shadow markets, and also some more for demolition.

Suezmax fleet growth of 2.9% was well above the two years before at 1%. The preceding ten-year average fleet growth was 3.2%. 24 vessels were delivered and five demolished in 2025 vs. seven and one respectively in both 2023 and 2024. This took the total fleet at the end of 2025 to 632 vessels. By the end of the year 41% of the fleet were modern, fuel-efficient vessels, marginally up from a year earlier.

At the beginning of 2026 the Suezmax orderbook stood at 126 vessels, or 19.9% vs. the fleet. This compares to 96 vessels (15.6%) at the beginning of 2025, up from 9.5% a year earlier. The total crude oil and product tanker orderbook for vessels above 25,000 dwt at the beginning of 2026 stood at 16.7% vs. the fleet. The average orderbook to fleet ratio the last 20 years is 19%. The delivery schedule for 2026 implies approximately 6% gross fleet growth overall (4.7% crude, 9.1% products).

Through the year, Suezmax secondhand values declined marginally in 2025, on average by 1%, although by the end of the year there was an increasing trend. Similarly, newbuild prices declined marginally.

The Tanker Market 2026

Reported spot rates in the first quarter of 2026 were significantly higher compared to the very solid levels seen in the fourth quarter of 2025, reported by Clarkson Research. The average Suezmax earnings per day in fourth quarter 2025 was $78,235 per day while the number for the first quarter of 2026 came in at $167,360 per day based on the indicated rates published by Clarkson Research. The indicated rates are an average of observations and routes.

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

Historically, geopolitical uncertainty has increased demand for oil tankers. Entering 2026 there is no lack of geopolitical turmoil and several of these events have had significant effect on oil trade flows. Towards the end of 2025 the increased pressure on Venezuela from the US effectively blocking out the shadow fleet from loading oil from the Country and a few days after New Year, they arrested the sitting president Maduro. This action taken by the US can probably bring Venezuelan oil back to the legit market, also for tankers. Currently the Iran War and the closure of the Strait of Hormuz is the main event of attention for shipping and tankers in particular. The increased pressure on the shadow fleet of tankers, as well as the US pressure on buyers of sanctioned oil has shifted a lot more oil volume into the compliant fleet of tankers. Wars, sanctions, and uncertainty in general very often changes the energy logistics and increases demand for transportation services. This time is no exception.

The supply of new tankers into the Tanker Market is increasing, but considering the current geopolitical events, it seems like the legitimate fleet of tankers are finally benefiting at the cost of the shadow fleet. The supply of tanker vessels is still not excessive for at least the next two or three years. Early February 2026, the orderbook for conventional Suezmax tankers stood at 132 vessels in total, which represents 22% of the existing Suezmax fleet. This historic average for the orderbook in percentage of the existing world fleet is 20%. Environmental regulations, increased steel and production costs, and higher interest rates make investing in new ships challenging and a moderate order book for new tankers has always helped the tanker industry.

The fundamentals in the tanker market looked promising before the geopolitical landscape started changing in 2022. What is now unfolding is of historic proportions and the Suezmax spot market is setting records not seen in history before.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a serious future marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, and the International Convention on Load Lines of 1966, or the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Program of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment, or “scrubbers”, which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or, or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the Northeast Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future.  In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnages to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system more accessible to the public through an anonymized database.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index, or EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator, or CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnages, the SEEMP needs to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil, or HFO, by ships in Arctic waters on and after July 1, 2024.

In late 2022, MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030.MEPC 83 also approved a work plan on the development of a regulatory framework for the use of onboard carbon capture and storage systems, which will capture carbon produced by a ship before it is emitted into the air.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that our technical management teams have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016, set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or the GBS Standards.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods and (3) mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a handling code, and (6) changes to stowage and segregation provisions.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water, or the Polar Code. The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017, are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, cybersecurity guidance regulations have been developed in an attempt to combat cybersecurity threats. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies, or IACS, now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems.  On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Maritime Transportation System, went into effect.  Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Centre. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of these regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In addition to the BWM Convention, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

AntiFouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Antifouling Systems on Ships, or the “Antifouling Convention.” The Antifouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Antifouling System Certificate, or the IAFS Certificate, is issued for the first time; and subsequent surveys when the antifouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.

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

We have obtained Antifouling System Certificates for all of our vessels that are subject to the Antifouling Convention.

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

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from wilful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damage from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation. Other United States Environmental Initiatives.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or “SIPs,” designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit, or VGP, program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area. As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System, or EU ETS, as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

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

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. The U.S. is no longer a party to the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, or the 2023 IMO Strategy, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MPEC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry.  The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity, or GFI, calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such environmental regulations could affect our operations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, war, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We procure marine hull and machinery and war risk insurance, which cover the risk of particular average and actual or constructive total loss for all of the vessels in our fleet. The vessels in our fleet are each covered up to at least fair market value, with deductibles of $500,000 per vessel per incident. We also arranged increased value coverage (Total Loss Insurance) for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover for amounts insured, in addition to sums insured under the hull and machinery policy, up to the total value of the vessel. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions as a result of loss of use of a vessel caused by a particular average claim.

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

Business overview

Our fleet as of December 31, 2025, consisted of 20 Suezmax crude oil tankers. In 2023, we acquired the 2016 built Nordic Hawk. There were no changes to our fleet during 2024. In 2025 we took delivery of two 2016 build vessels Nordic Galaxy and Nordic Moon. We entered into firm sales agreements for the 2003 built Nordic Apollo, the 2004 built Nordic Castor, the 2004 built Nordic Luna and the 2005 built Nordic Sprinter, but the latter two vessels were only delivered to the buyers in January 2026. Subsequent to December 31, 2025, we also entered into an agreement to purchase two new build suezmax tankers from a South Korean shipyard with delivery in 2028. We have sold two more vessels in 2026, the 2003 build Nordic Pollux and the 2005 build Nordic Skier, where one has been delivered to the new buyer, the other is still pending delivery.

The vessels in our fleet are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

YEAR ENDED DECEMBER 31, 2025, COMPARED TO YEAR ENDED DECEMBER 31, 2024

	Years Ended December 31,
All figures in USD ‘000	2025	2024	Variance
Voyage Revenues	291,690	349,742	-16.60%
Other Income	730	0	NA
Voyage Expenses	(109,880)	(124,646)	-11.85%
Vessel Operating Expenses	(66,938)	(62,809)	6.57%
Depreciation Expenses	(57,735)	(56,151)	2.82%
Gain on Disposal of Vessels	16,621	-	NA
General and Administrative Expenses	(28,143)	(28,825)	-2.37%
Net Operating Income	46,345	77,311	-40.03%
Interest Income	1,608	731	119.97%
Interest Expenses	(35,752)	(30,739)	16.32%
Other Financial Income (Expenses)	118	(670)	117.61%
Net Income Before Income Taxes	12,319	46,633	-73.58%
Income Tax Expense (Benefit)	(48)	10	-580%
Net Income	12,271	46,643	-73.69%

Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels that are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent, or TCE, Rate. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry to compare the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The table below reconciles our net voyage revenues to voyage revenues.

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2025	2024	Variance
Voyage Revenues	291,690	349,742	-16.60%
Less Voyage expenses	(109,880)	(124,646)	-11.85%
Net Voyage Revenue	181,810	225,096	-19.23%
Vessel Calendar Days (1)	7,312	7,320	-0.11%
Less off-hire days	744	197	277.66%
Total TCE days	6,568	7,123	-7.79%
TCE Rate per day (2)	27,681	31,603	-12.41%
(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent, or TCE, Rate, results from Net Voyage Revenue divided by total TCE days.

Voyage Revenues decreased by $58.1 million, or 16.60%, from $349.7 million in 2024 to $291.7 million in 2025 as a result of decreased tanker rates in 2025 compared to 2024.

The change in Net Voyage Revenue is due to two main factors:

i)	The number of TCE days
ii)	The change in the TCE rate achieved.

Number of vessel calendar days decreased by 0.11%. Two vessels were sold and two vessels were added to the fleet in 2025 and these additional vessels commenced operations from May 2025.

With regards to i), the increase of 565 days in offhire was a result of 6 of our vessels undergoing planned maintenance in 2025 compared to 3 vessels in 2024.

With regards to ii), the TCE rate per day decreased by $3,922 or 12.4%, from $31,603 in 2024 to $27,681 in 2025. The indicative rates presented by Clarkson Research increased by 15.2% for the twelve months of 2025 compared to the same twelve months in 2024 to $54,709 from $47,473, respectively. Our TCE rate per day decreased in the same period on a year-over-year basis, as some voyages with lowered rates booked in the fourth quarter of 2024 materialized in the first quarter of 2025 before the rates increased in the fourth quarter of 2025. Further, in the same manner as in 2024, the indicative rates presented by Clarkson Research for 2025 are an average of observations and routes, and some of the trade routes going into the average are routes involving Russian oil trade and as such not routes representing an average for all market participants.

As a result of i) and ii) net voyage revenues decreased by 16.6% from $349.742 million for the year ended December 31, 2024, to $291.690 million for the year ended December 31, 2025.

Voyage expenses decreased to $109.9 million from $124.6 million, or -11.8%. Voyage expenses mainly consist of bunkers, port charges, canal passages and commissions and the most influential cost is the cost of bunkers. Cost of bunkers is influenced by actual consumption in a year and the price of the fuel. With an 18.9% reduction in revenue, one might have expected a corresponding decrease in costs. However, with the implementation of the EU Emission Trading System (EU ETS), together with the implementation of Fuel EU Maritime, this has resulted in increased costs of $5.7 million, which represents 5.2% of the total costs.

Vessel operating expenses increased by $4.1 million, or 6.5%, from $62.8 million in 2024 to $66.9 million in 2025, and reflects that the number of dry-docking days increased for our fleet in 2025 compared to 2024. In cooperation with our technical managers, we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses decreased by $0.7 million from $28.8 million to $28.1 million for the year ended December 31, 2024, to December 31, 2025. Employee compensation costs, including bonuses, continued to represent a significant component of these expenses, however, there were changes in the composition and timing of bonus payments, including increased employee retention bonuses which were deferred over the contractual retention period deferrals, compared to the prior year.

Depreciation expenses increased by $1.6 million, or 2.9%, from $56.1 million in 2024 to $57.7 million in 2025. The increase was primarily driven by higher capitalized expenditures on steel and a greater number of vessels undergoing dry-docking in 2025 compared to 2024, which elevated depreciation per quarter. The addition of two new vessels in April 2025, which carry a higher depreciation rate than the two vessels that exited the fleet, further contributed to the overall increase.

Gain on disposal of vessels amounted to $16.6 million in 2025, compared to no gain in 2024. The gain in 2025 relates to the sale of two vessels, Nordic Apollo and Nordic Castor. There were no corresponding vessel sales in 2024.

Interest income increased from $0.7 million in 2024 to $1.6 million in 2025, or 120.0%, as we earned more interest on bank deposits during 2024 than in 2025.

Interest expenses increased by $5.0 million, or 16.3%, from $30.7 million in 2024 to $35.7 million in 2025. The increase was primarily driven by the acquisition of an additional vessels in April 2025, financed with Ocean Yield, as well as the refinancing of the 2018-built vessels with the same lender. The refinancing of the 2018-built vessels generated additional cash proceeds of $46.0 million. In February we refinanced the facility we had with Beal Bank, provided further $78.5 million in additional liquidity. Together, these transactions resulted in higher interest expenses in 2025 compared to 2024.

YEAR ENDED DECEMBER 31, 2024, COMPARED TO YEAR ENDED DECEMBER 31, 2023

	Years Ended December 31,
All figures in USD ‘000	2024	2023	Variance
Voyage Revenues	349,742	391,687	-10.7%
Voyage Expenses	(124,646)	(129,507)	-3.8%
Vessel Operating Expenses	(62,809)	(60,003)	4.7%
Impairment Loss on Vessels	-	-	N/A
Depreciation Expenses	(56,151)	(51,397)	9.2%
Gain on Disposal of Vessels	-	-	N/A
General and Administrative Expenses	(28,825)	(22,890)	25.9%
Net Operating Income	77,311	127,890	-39.5%
Interest Income	731	1,302	-43.9%
Interest Expenses	(30,739)	(30,498)	0.8%
Other Financial Income (Expenses)	(670)	137	589.1%
Net Income Before Income Taxes	46,633	98,831	-52.7%
Tax Income (Expenses)	10	(120)	-107.5%
Net Income	46,643	98,711	-52.8%

Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels that are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent, or TCE, Rate. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry to comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards. The table below reconciles our net voyage revenues to voyage revenues.

	Years Ended December 31,
All figures in USD ‘000, except TCE rate per day	2024	2023	Variance
Voyage Revenues	349,742	391,687	-10.7%
Less Voyage expenses	(124,646)	(129,507)	-3.8%
Net Voyage Revenue	225,096	262,180	-14.1%
Vessel Calendar Days (1)	7,320	6,917	5.8%
Less off-hire days	197	447	-55.9%
Total TCE days	7,123	6,470	10.1%
TCE Rate per day (2)	$31,603	$40,522	-22.0%
(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Time Charter Equivalent, or TCE, Rate, results from Net Voyage Revenue divided by total TCE days.

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

Inflation

Construction cost and periodical maintenance costs for oil tankers tend to fluctuate with the cyclicality in raw material costs, especially the price of steel and copper, and the general demand for shipbuilding services. Newbuilding prices for oil tankers have increased further in 2025 as a result of full orderbooks at the shipyards for the coming years and an optimistic outlook for many shipping segments. Operating costs for oil tankers have been stable with little or moderate inflation over the years, and our operating cost in 2025 have been in line with previous years. However, there is currently inflationary pressure in most parts of the world, and we are monitoring this closely. The shipping industry has historically been able to absorb and neutralize significant cost increases related to operation of the vessels. However, oil transportation is a specialized area and if number of vessels where to increase significantly, increased demand for qualified crew can be expected, potentially putting pressure on crew cost. A general cost inflation in the world could impact the shipping industry and put inflationary pressure on cost items such as, but not limited to crew costs, spare parts, maintenance, insurance etc.

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

We have a policy of distributing dividends on a quarterly basis and we have distributed dividends for 114 consecutive quarters. Our dividend distributions are normally a reflection of the earnings taking into account other capital commitments and working capital needs. We refer to the description of our Dividend Policy in Item 8. Financial Information, A. Consolidated Statements and other Financial Information.

We refer to further information below and in “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” for disclosure of Contractual Obligations and Financing Agreements.

Our Borrowing Activities

On February 12, 2019, we entered into the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels at that time, built before year 2017, as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement. Six of the vessels used as collateral have been sold and as of December 31, 2024, there were 14 vessels built from 2003 to 2017 used as collateral for the outstanding loan balance as of that date.

The three 2018-built vessels, the two newbuildings delivered to us in 2022 and the 2016-built Nordic Hawk that was delivered to us in December 2023, are all financed through Ocean Yield AS.

We refer to further description of the financing arrangements below.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019, we entered into a five-year senior secured credit facility for $306.1 million, or the 2019 Senior Secured Credit Facility. Borrowings under the 2019 Senior Secured Credit Facility are secured by first-priority mortgages over fourteen vessels built in the period from 2003 to 2017 and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile and carries a floating interest rate. The loan had an original maturity date in February 2024 that was extended to February 2025.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million, or the $“$30 million Accordion Loan. The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating interest rate and matures in February 2025. Excess cash flow payments as described above are applied to the balance of the 2019 Senior Secured Credit Facility before being applied to the $30 million Accordion Loan. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants and repayment clauses.

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

We have repaid $8.2 million on the facilities in the twelve months ended December 31, 2025, and we had $142.8million and $72.6 million borrowed under our Amended and Restated Agreement as of December 31, 2025, and December 31, 2024, respectively.

As of December 31, 2025, we have presented $0.9 million, net of deferred financing costs of $0.07 million, under Current Portion of Long-Term Debt. The Excess Cash Flow payment generated from the earnings in the fourth quarter of 2025 has been waived by the lender due to immaterial amount.

Subsequent to December 31, 2025, we have repaid in total $2.5 million and the total outstanding balance as of the date of this report is $140.33 million.

Financing of 2018-built Vessels

We have three 2018-built vessels delivered from Samsung shipyard. Under the original terms of the financing agreements for these vessels, the lender provided financing of 77.5% of the purchase price for each vessel. Upon delivery, we commenced ten-year bareboat charter agreements, and we were obligated to purchase each vessel for a consideration of $13.6 million upon completion of the ten-year charter period, with an option to purchase the vessels after eighty-four months. These purchase options must be declared six months prior to each vessel’s anniversary, and the eighty-four-month options expired during 2025. The original financing agreements included interest charges based on a floating Secured Overnight Financing Rate, or (SOFR, element that is), subject to annual adjustment, plus a margin of 4.52% and a credit adjustment spread of 0.26%. These agreements also contain financial covenants requiring us to maintain, on a consolidated basis, minimum value adjusted equity of $175.0 million, a minimum value adjusted equity ratio of 25%, minimum liquidity of $20.0 million, and compliance with a minimum vessel value to outstanding lease ratio. In May 2025, we entered into an amendment to the existing loan agreements for these three vessels, which had an outstanding balance of approximately $75 million at the time. The amendment provided for an increase in principal of approximately $15 million per vessel and extended the maturity of the loans by 60 months from the original due dates. Under the amended agreement dated May 28, 2025, the interest margin was reduced to 3.70%, the maturity profile extended to 2023, and the final balloon payment adjusted accordingly, thereby improving the overall debt profile and liquidity position related to these vessels. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $113.4 million and $78.1 million as of December 31, 2025, and 2024, respectively, where $10.7 million and $9.3 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

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

The outstanding amounts under this financing arrangement were $68.3 million and $73.8 million as of December 31, 2025, and 2024, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

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

The outstanding amounts under this financing arrangement were $41.5 million and $47.5 million as of December 31, 2025, and 2024, respectively, where $5.9 million and $5.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Galaxy and Nordic Moon (2016 build vessels)

The 2016-build vessels, Nordic Galaxy and Nordic Moon, were delivered to us in April 2025. Under the terms of the financing agreement, the lender provided financing of 50% of the purchase price. Upon delivery of the vessel, we entered into an eight-year bareboat charter agreement. We have an obligation to purchase the vessels for $8.7 million upon the completion of the eight-year bareboat charter agreement and we have the option to purchase the vessel after sixty and eighty-four months. The financing agreement has an interest rate as of December 31, 2025, that is composed of a floating term SOFR element subject to quarterly adjustments and a margin of 3.70%. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $61.7 million as of December 31, 2025, where $6.0 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of the two newbuildings on order for delivery in 2028

We have not yet entered into any financing agreement for these two vessels ordered after year-end 2025. We expect to have financing in place well in time of delivery in 2028.

Equity

On September 29, 2021, we entered into an equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering, or the $60 million 2021 ATM, program having an aggregate offering price of up to $60,000,000. In the year ended December 31, 2021, we raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $22.3 million and $21.7 million, respectively, by issuing and selling 10,222,105 common shares. In 2022, we raised gross and net proceeds of $16.9 million and $16.5 million, respectively, by issuing and selling 10,764,990 common shares. The $60 million 2021 ATM was terminated on February 14, 2022, after having utilized $39.2 million of the program.

On February 14, 2022, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering, or the $60 million 2022 ATM, program having an aggregate offering price of up to $60,000,000. In the year ended December 31, 2022, we raised gross and net proceeds of $33.6 million and $32.7 million, respectively, by selling and issuing 14,337,258 commons shares. No shares were issued in 2023. During 2024, we have issued 2,954,219 shares and the remaining available balance after this was $17.3 million under this ATM. This ATM was subsequently cancelled and the available balance not utilized, upon the 3-year expiry of the Shelf F-3 registration statement on February 14, 2025.

On March 11, 2025, we filed a new $60 million ATM that was a part of the F-3 filing of the same date. The F-3 filing and subsequently the ATM was made effective on March 31, 2025. No shares have been issued under this new ATM.

Liquidity and covenant compliance

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars and cash and cash equivalents was $45.9 million and $44.4 million as of December 31, 2025, and December 31, 2024, respectively. Minor cash balances are held in NOK and EUR. Restricted cash was nil million and $5.2 million as of December 31, 2025, and December 31, 2024, respectively. The restricted cash deposit was nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility and we will no longer report this amount, as it is no longer a requirement under the 2025 Senior Secured Credit Facility – as amended and restated.

We monitor compliance with our financial covenants on a regular basis and as of December 31, 2025, we were in compliance with the financial covenants in our debt facilities. Historically, our financial minimum liquidity covenant of $20.0 million is the most sensitive covenant. We had a cash balance as of December 31, 2025, of $45.9 million.

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

We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. We apply an average of several broker estimates in combination with own estimates for the coming 12-months’ period. The average freight rates achieved in 2025 have been strong compared to the historical long-term average freight rates achieved by the Company. As such, the Company has generated significant positive cash flows from operations that could be used for dividends, investments, or repayment of outstanding loan balances.

Given the strong market conditions, the availability of secured financing, a number of unencumbered vessels, and the renewed at-the-market (ATM) program, the Company believes it is well-positioned financially to meet its obligations and support future growth.

Contractual Obligations

The Company’s contractual obligations as of December 31, 2025, consisted mainly of our obligations as borrower under the 2025 Senior Secured Credit Facility, amended and restated and our obligations related to financing of our eight vessels with Ocean Yield.

The following table sets out financing and contractual obligations outstanding as of December 31, 2025.

Contractual Obligations in $’000s	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior Secured Credit Facility Amended and restated $150 million (1)	142,781	7,500	15,000	120,281	-
Interest Payments (2)	35,581	12,120	22,195	1,266	-
Financing of 2018-build Vessels (3)	113,394	11,061	22,151	22,121	58,061
Interest Payments (4)	40,214	8,139	13,718	10,397	7,961
Financing of 2022-built Vessels (5)	68,344	5,500	11,015	11,000	40,830
Interest Payments (6)	27,816	5,658	9,885	7,997	4,276
Financing of Nordic Hawk (7)	41,524	6,000	12,016	12,000	11,508
Interest Payments (8)	12,362	3,360	5,159	3,102	740
Financing of Nordic Galaxy/Moon (9)	61,667	6,083	12,183	12,166	31,235
Interest Payments (10)	21,778	4,444	7,503	5,668	4,196
Operating Lease Liabilities (11)	325	325	-	-	-
Total	565,821	70,190	130,825	205,999	158,807

Notes:

(1)	Refers to obligation to repay indebtedness outstanding under the 2025 Amended and restated Senior Secured Credit Facility.
(2)
Refers to the estimated interest payments over the term of indebtedness outstanding under the 2025Amended and restated Senior Secured Credit Facility of December 31, 2025. Estimate is based on applicable interest rate, agreed amortization and balance outstanding as of December 31, 2025.

(3)	Refers to obligation to repay indebtedness outstanding as of December 31, 2025, for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2025, for the amended financing of the three 2018-built vessels. Estimate is based on applicable interest rate as of December 31, 2025. The SOFR element included in the interest rates are adjusted on a quarterly basis.

(5)	Refers to obligation to repay indebtedness outstanding as of December 31, 2025, for the two 2022-built Vessels.
(6)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2025, for the financing of the two 2022-built Vessels. Estimate is based on applicable interest rate as of December 31, 2025. The SOFR element included in the interest rates are adjusted on a quarterly basis.

(7)	Refers to obligation to repay indebtedness outstanding as of December 31, 2025, for the 2016-built vessel, Nordic Hawk.
(8)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2025, for the financing of the 2016-built vessel, Nordic Hawk. Estimate is based on applicable interest rate as of December 31, 2025. The SOFR element included in the interest rates is adjusted on a quarterly basis.

(9)	Refers to obligation to repay indebtedness outstanding as of December 31, 2025, for the 2016-built vessel, Nordic Galaxy and Nordic Moon.
(10)
Refers to estimated interest payments over the term of the indebtedness outstanding as of December 31, 2025, for the financing of the 2016-built vessel, Nordic Galaxy and Nordic Moon. Estimate is based on applicable interest rate as of December 31, 2025. The SOFR element included in the interest rates is adjusted on a quarterly basis.

(11)	Refers to the future obligation as of December 31, 2025, to pay for operating lease liabilities at nominal values.

As of December 31, 2025, we do not have any liabilities, contingent or otherwise, that we would consider to be off-balance sheet arrangements.

Cash Flows

The following table shows our net cash flows from operating, investing and financing activities for the periods ended December 31, 2025, 2024 and 2023.

All figures in USD ‘000	2025	2024	2023
Net Cash Provided by Operating Activities	19,824	128,158	139,445
Net Cash Used in Investing Activities	(87,699)	(2,620)	(73,670)
Net Cash Provided by / (Used In) Financing Activities	68,993	(115,051)	(95,672)
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted cash	1,118	10,487	(29,897)
Cash, Cash Equivalents and Restricted Cash at Beginning of Year	44,384	33,361	63,302
Effect of Exchange Rate Changes on Cash and Cash Equivalents	361	536	(44)
Cash, Cash Equivalents and Restricted Cash at End of Year	45,863	44,384	33,361

YEAR ENDED DECEMBER 31, 2025, COMPARED TO YEAR ENDED DECEMBER 31, 2024

Cash flows provided by operating activities decreased to $19.8 million for the year ended December 31, 2025, from $128.22 million for the year ended December 31, 2024. The change in cash flows provided by operating activities was primarily due to decreases in market rates achieved in 2025 compared to 2024.

Cash flows used in investing activities increased to $87.7 million for the year ended December 31, 2025, compared to $2.6 million for the year ended December 31, 2024. The increase of cash flow used in investing activities was primarily due to the acquisition of two 2016 build vessels.

Cash flows provided by financing activities increased to $68.9 million for the year ended December 31, 2025, compared to cash flow used in financing activities of $115.1 million for the year ended December 31, 2024. The increase was primarily due to proceeds from borrowing activities received in 2025 related to refinancing of the Senior Secured Credit Facility with Beal Bank and the refinancing of the three 2018-build vessels financed through Ocean Yield.

The cash, restricted cash and cash equivalents was $45.9 million as of December 31, 2025.

YEAR ENDED DECEMBER 31, 2024, COMPARED TO YEAR ENDED DECEMBER 31, 2023

Cash flows provided by operating activities decreased to $128.2 million for the year ended December 31, 2024, from $139.4 million for the year ended December 31, 2023. The change in cash flows provided by operating activities was primarily due to decreases in market rates achieved in 2024 compared to 2023.

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

Vessels – Depreciation, Impairment, Useful life and Residual values

The carrying value of the Company’s vessels reflects each vessel’s original cost price at the time it was acquired less accumulated depreciation calculated using an estimated useful life of 25 years from the date of delivery from the shipyard. Depreciation is calculated based on cost less estimated residual value using the straight-line method. The carrying values of the Company’s vessels may not represent their fair value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical.

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

As of December 31, 2025, we have considered as a first step whether there were events or changes in circumstances that may indicate that the carrying value of our vessels may not be recoverable including a consideration of whether any of the key forward-looking assumptions applied in an impairment analysis, which include preparing estimates of future undiscounted cash flows, have developed negatively. There are several positive factors identified in the areas we closely monitor, such as (1) the improved freight rates that materialized in the second half of 2025 have continued in 2026, (2) broker estimates for the coming years predict freight rates significantly above historical earnings, (3) an order book for Suezmax tankers that is still considered muted and (4) vessel values experienced a decline during the period but has continued to uphold at solid levels that do not trigger impairment under applicable accounting standards. As a result, no indicators of impairment were identified in 2025.

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

The most important assumption in determining undiscounted cash flows, when necessary, is the estimated charter rates. Charter rates are volatile, and the analyses have in prior periods been based on market rates obtained from third parties, in combination with historical rates achieved by us. We have historically applied an estimated daily time charter equivalent based on an average of several broker estimates for the first two years of our analysis. For the remaining period from year three and to the end of the useful life of each vessel, we have historically applied a daily time charter equivalent equaling the trailing fifteen-year historical company-specific average spot market rate. The broker estimates applied in year one and two are considered a more precise forecast as it captures the shorter-term expected market development of our business. The broker estimates are normally not available for a period exceeding two years. For year 3 and beyond, we believe that the 15-year historical company-specific average is a reasonable proxy for our expected cash flows as this average is most likely to encompass the charter rate cycles that our vessels will experience. We also monitor other external and internal factors including, but not limited to, our market capitalization, industry regulations, cost of operating the vessels and technological developments.

When we calculate the expected undiscounted net cash flows for the vessels, we deduct operating expenses and expected cost of dry-docking and other expected capital expenditures from the operating revenues before adding an estimated residual value of the vessel at the end of its useful life. The operating expenses applied are based on the forecasted operating cost for the vessels, which is adjusted in subsequent periods for expected growth. We have historically applied a compounded growth factor to the operating expenses, which is calculated based on the average increase in our operating expenses over the last fifteen years. Estimated cash outflows for dry-docking are based on historical and forecasted expenditure. Vessel utilization is based on historical average levels achieved. The residual value applied is a long-term estimate based on an estimated market price of scrap per ton multiplied by lightweight tonnage of the vessel, less estimated cost associated with scrapping the vessel. The scrap price applied is less than the prevailing scrap price for steel and is based on observation over a longer period of time to capture both peaks and troughs in metal prices. A residual value of $8.0 million has been applied for depreciation purposes in the financial year ended December 31, 2025. All vessels are maintained for and assumed to have a useful life of 25 years.

Further, we consider if there are present factors that impact the probability of disposal of a vessel before the end of its estimated useful life. These factors could include the current price of second-hand vessels, expected capital expenditure, prevailing freight rates and the price of oil.  As of December 31, 2025, two vessels were classified as held for sale, with the remaining vessels classified as held for use.

Our fleet of Suezmax vessels has experienced a positive valuation trend over the past several years, with values at the end of 2025 exceeding those observed in 2024 and 2023. The increase in vessel values has been primarily driven by strong freight rates in the Suezmax tanker market, increased tonne-mile, demand linked to ongoing geopolitical developments, and a relatively constrained supply of modern tonnage. In addition, higher newbuilding costs, including increased steel prices and shipyard capacity have supported secondhand vessel values. Market activity has continued to be robust, reflecting sustained investor interest in tanker assets.

Estimates of market value assume that vessels are in good and seaworthy condition without need for repair and would be certified in class without notations of any kind. Most oil companies require CAP 2 notation or better. All relevant vessels in our fleet have CAP1 notation for Hull, as well as Machinery & Cargo. CAP is an abbreviation for Condition Assessment Program. The quality of the NAT fleet is at the top as evidenced by our vetting statistics, that is, inspections of our ships by clients. In such vetting processes, safety for our crew, the environment and our assets are main considerations.

We believe that our fleet should be valued as a transportation system as it is not meaningful under our strategy to solely assess the value of each individual vessel and view the valuation of the Company solely based upon net asset value, or NAV, a measure that only is linked to the steel value of our ships. We have our own ongoing system value with a large and homogenous fleet allowing us to offer our transportation services to our clients across the globe, well-functioning processes and established customer relationships with oil majors and other reputable customers.

The carrying value of our vessels as of December 31, 2025, is $784.22 million, including the two vessels classified as held for sale as of December 31, 2025. We have obtained broker estimates from two independent shipbrokers indicating a fair market value of our vessels held and used on a charter free basis to be $1,096.00 million, based on an average of the two estimates including the inherent uncertainty in such estimates.

Vessel	Built	Deadweight Tons	Carrying Value $ (millions) Dec 31, 2025	Carrying Value $ (millions) Dec 31, 2024
Nordic Pollux	2003	150,103	24.4	13.9
Nordic Luna*	2004	150,037	26.1	16.3
Nordic Freedom	2005	159,331	29.5	23.3
Nordic Sprinter*	2005	159,089	29.5	18.5
Nordic Skier	2005	159,089	29.5	19.2
Nordic Light	2010	158,475	44.3	35.6
Nordic Cross	2010	158,475	44.3	35.7
Nordic Vega**	2010	163,940	39.8	44.7
Nordic Breeze	2011	158,597	48.3	36.9
Nordic Zenith	2011	158,645	48.3	37.4
Nordic Hawk	2016	157,594	66.5	68.0
Nordic Star	2016	157,738	66.9	46.6
Nordic Galaxy	2016	157,781	68.6	-
Nordic Moon	2016	157,718	68.6	-
Nordic Space	2017	157,582	69.9	47.1
Nordic Tellus	2018	157,407	73.0	46.6
Nordic Aquarius	2018	157,338	73.0	45.2
Nordic Cygnus	2018	157,526	73.0	45.6
Nordic Hunter	2022	157,037	86.4	52.0
Nordic Harrier	2022	157,094	86.4	51.6

* The vessel marked with an asterisk are classified as “Held for Sale” as of December 31, 2025.
** The vessel has a fair value that is lower than the carrying value.

Events and circumstances which could impact assumptions related to future cash flows of our vessels include:

•	Declines in prevailing market charter rates

•	Changes in behaviors and attitudes of our charterers towards actual and preferred technical, operational and environmental standards

•	Changes in regulations over the requirements for the technical and environmental capabilities of our vessels

•	Unexpected changes in the levels of Suezmax tanker newbuilding orders or recycling

•	Increased inflation as a result of factors outside our control

•	Changes in steel prices

•	Political uncertainty including changes in trading routes and demand

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names and positions of our directors of the Company and senior management of the Company. The directors of the Company are elected annually, and each elected director holds office until a successor is elected. Officers are elected from time to time by vote of the Board and holds office until a successor is elected.

The Company

Name	Age	Position
Herbjørn Hansson	78	Founder, Chairman, Chief Executive Officer, President and Director
Alexander Hansson	44	Non-Executive Vice Chairman
Jenny Chu	72	Non-Executive Director and Audit Committee Chair
Jim Kelly	72	Non-Executive Director
Bjørn Giaever	59	Chief Financial Officer

Certain biographical information with respect to each director and senior management of the Company listed above is set forth below.

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and holds a diploma from Harvard Business School. In 1974 he was employed by the Norwegian Shipowners’ Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world’s independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world’s largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, and reached the position of Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

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

During the year ended December 31, 2025, we have paid aggregate cash compensation of $7.8 million to our directors and executive officers (five persons). The amount includes the cash compensation paid for managing our operations in Monaco.

We entered into an agreement in 2020, whereby our Founder, Chairman, President and Chief Executive Officer have a right to have his present position until 2027, after which he may become non-executive Chairman as long as he lives. Our Chief Financial Officer has a regular contribution pension plan in line with the Company’s policy for employees.

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

The members of our Board of Directors serve until the next annual general meeting following his or her election. The members of our current Board of Directors were elected at the annual general meeting held in 2025. Our Board of Directors has established an Audit Committee, consisting of a single independent director, Ms. Chu. Ms. Chu serves as the audit committee financial expert. The Audit Committee provides assistance to our Board of Directors in fulfilling their responsibility to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee, among other duties, recommends to the Board of Directors the independent auditors to be selected to audit our financial statements; meets with the independent auditors and our financial management to review the scope of the proposed audit for the current year and the audit procedures to be utilized; reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company; and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.

Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, please see “Item 16G. Corporate Governance.”

There are no contracts between us and any of our directors providing for benefits upon termination of their employment.

Clawback Policy

In December 2023, our Board of Directors adopted a policy regarding the recovery of erroneously awarded compensation, or Clawback Policy, in accordance with the applicable rules of NYSE and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. Our Clawback Policy shall be administered by our Board of Directors who have the authority, in accordance with the applicable laws, rules and regulations, to interpret and make determinations necessary for the administration of the Clawback Policy, and may forego recovery in certain instances, including if it determines that recovery would be impracticable. The full text of our Clawback Policy is included as Exhibit 97.1 in this annual report.

D.	Employees

All our shore-based employees have employment contracts and as of December 31, 2025, the Company had a total of about 18 full-time employees. We have fixed contracts with three ship managers, which operate under our direct instructions. All seafarers onboard our vessels have employment contracts via the technical management companies.

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

Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Herbjørn Hansson	5,500,000	2.5974%
Common	Alexander Hansson	5,555,000	2.6234%
	Jim Kelly	85,000	*
	Jenny Chu	0	*
	Bjørn Giæver	60,000	*
	Dimensional Fund Advisors, LP (2)		5.5454%
	Blackrock Inc, (2)		5.6363%

* Less than 1% of our common outstanding shares.

(1) Based on 211,750, 663 common shares outstanding as of the date of this annual report.

(2) Based solely on the Schedule 13G filed on December 31, 2025.

As of April 24, 2026, we had 377 holders of record in the United States, including Cede & Co., which is the Depositary Trust Company’s nominee for holding shares on behalf of brokerage firms, as a single holder of record. We had a total of 211,750,663 Common Shares outstanding as of the date of this annual report. Our major shareholders have the same voting rights as our other shareholders.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

Board Members and Employees:

We have an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. We have in 2025, 2024 and 2023 paid operating costs of $1.8 million, $1.4 million and $1.3 million, and fees associated with actual use. In 2025, 2024 and 2023, the Company recognized an expense of $0.11 million, $0.1 million and $0.2 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2025, 2024 or 2023.

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

Dividends declared in 2025 totaled $76.2 million and cash dividends distributed in 2025 totaled $84.7 million as the dividend declared in 4th quarter 2024 was paid in 1st quarter 2025. The dividend of $0.13 per share declared in the fourth quarter of 2025 was paid on December 22, 2025. The quarterly cash dividend declarations per share over the last 5 years have been as follows (based on the quarter the dividend was announced/declared):

Period	2025	2024	2023	2022	2021
1st Quarter	$0.06	$0.12	$0.15	$0.01	$0.02
2nd Quarter	$0.07	$0.12	$0.15	$0.02	$0.02
3rd Quarter	$0.10	$0.12	$0.13	$0.03	$0.01
4th Quarter	$0.13	$0.04	$0.06	$0.05	$0.01
Total	$0.36	$0.40	$0.49	$0.11	$0.06

The Company declared a dividend of $0.17 per share on February 26, 2026, in respect of the fourth quarter of 2025, which was paid to shareholders on March 24, 2026.

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

For more information regarding our corporate governance practices, including a description of the significant differences between our corporate governance practices and those required of domestic companies in our host country, and the effects of such differences, please see “Item 16G. Corporate Governance.

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

The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, or BMA, whose permission for the issue of its common shares was obtained prior to the offering thereof.

The Beneficial Ownership Act 2025, or BO Act came into effect on 3 November 2025, and consequential amendments were made to certain provisions of the Bermuda Exchange Control Act of 1972 and regulations made thereunder. In addition to streamlining regulatory oversight of beneficial ownership information in Bermuda by transferring responsibility for the central register from the BMA to the Registrar, the BO Act now requires certain Bermuda legal persons to identify their beneficial owners, notify the Registrar of changes to beneficial ownership, and maintain a beneficial ownership register. For so long as the Company’s shares are listed on an appointed stock exchange, the Company is exempted from the requirements of the BO Act, save for the requirement to confirm such exempted status with the Registrar and submit to the Registrar evidence supporting that exemption.

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

In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda other than outlined above and below. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, other than as outlined above and below.

E.	Taxation

Bermuda Tax Considerations

The Corporate Income Tax Act 2023, or CITA, came into operation in its entirety on 1 January 2025 along with corresponding changes to the Exempted Undertakings Tax Protection Act 1966 (as amended), or EUTPA. As a result, there may be an imposition of corporate income tax to certain Bermuda constituent members of multinational groups with annual revenues of at least EUR 750 million in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately preceding the applicable fiscal year. Any liability for tax imposed under the CITA shall apply notwithstanding any assurance given pursuant to the EUTPA. Based on the current provisions of the CITA, impact to us due to the introduction of the new corporate income tax, or CIT, is expected to be minimal.1

1 Company’s tax advisors to confirm. We do not advise on the impact of CITA on the Company.

Save for the CIT referenced above, which may be applicable to certain persons, under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Furthermore, the Company has received from the Minister of Finance of Bermuda under the EUTPA, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the common shares, debentures or other obligations of the Company, until March 31, 2035. This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.

The United States does not have a comprehensive income tax treaty with Bermuda. However, Bermuda has legislation in place (U.S.A. – Bermuda Tax Convention Act 1986) which authorizes the enforcement of certain obligations of Bermuda pursuant to the Convention Between The Government Of The United Kingdom of Great Britain And Northern Ireland (On Behalf Of The Government Of Bermuda) And The Government Of The United States Of America Relating To The Taxation Of Insurance Enterprises And Mutual Assistance In Tax Matters entered into on 11 July 1986, or the Convention. Article 5 of the Convention states that the U.S.A. and Bermuda “shall provide assistance as appropriate in carrying out the laws of the respective covered jurisdictions (Bermuda and U.S.A.) relating to the prevention of tax fraud and the evasion of taxes. In addition, the competent authorities shall, through consultations, develop appropriate conditions, method, and techniques for providing, and shall thereafter provide, assistance as appropriate in carrying out the fiscal laws of the respective covered jurisdictions other than those relating to tax fraud and the evasion of taxes.”

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

The regulations promulgated by the United States Department of the Treasury, or the Treasury Regulations, under section 883 of the Code provide that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

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

We believe that we satisfied the Publicly-Traded Test for our 2025 taxable year since, on more than half the days of the taxable year, we believe the Company’s common shares were primarily and regularly traded on an established securities market in the United States, namely the NYSE.

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

We are not aware of any facts which would indicate that 50% or more of our common shares were actually or constructively owned by 5% Shareholders during our 2025 taxable year. Accordingly, we expect that our common shares will be considered to be “primarily and regularly traded on an established securities market” and that we will, therefore, qualify for the exemption under section 883 of the Code for our 2025 taxable year. However, because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year. For example, if 5% Shareholders owned 50% or more of our common shares, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them.

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

Nordic American Tankers Limited
Par La Ville Place
14 Par La Ville Road
Hamilton, HM08, Bermuda.
Tel: +1 441 292 7202

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates related to the variable rate of the Company’s borrowings under our $150 million Senior Secured Credit Facility, amended and restated and our eight vessels financed with Ocean Yield. The Company is also exposed to foreign exchange risk, primarily related to fluctuations in currency exchange rates that may affect the cost of operating expenses and certain capital expenditures denominated in currencies other than the U.S. dollar.

The Senior Secured Credit Facility, amended and restated carrying an interest rate based on Federal Funds Rate, plus a margin. The other financing agreements have interest at a rate equal to a term SOFR and a margin and a Credit Adjustment Spread, or CAS, of 26 basis points. Increasing interest rates could affect our future profitability. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.

A 100 basis point increase in term SOFR or the Federal Funds Rate would have resulted in an increase of approximately $4.22 million in our interest expense for the year ended December 31, 2025.

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

We estimate that during 2025, a $1,000 per day decrease per vessel in the spot market rate would have decreased our voyage revenue by approximately $7.88 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures.

Pursuant to Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2025. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the U.S Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as at December 31, 2025, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2025. KPMG AS, the registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on management’s assessment of our internal control over financial reporting.

C.          Attestation report of the registered public accounting firm.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by KPMG AS, an independent registered public accounting firm, as stated in their report that appears herein.

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

Our Board of Directors has established preapproval and procedures for the engagement of the Company’s independent public accounting firms for all audit and non-audit services. The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by our principal accountant, KPMG AS, Oslo, Norway, Auditor Firm ID: 1363, for the fiscal years ended December 31, 2025 and 2024, respectively, for the audit of the Company’s annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the years ended December 31, 2025 and 2024.

FISCAL YEAR ENDED DECEMBER 31, 2025	$953,484
FISCAL YEAR ENDED DECEMBER 31, 2024	$833,080

B.	Audit-Related Fees

FISCAL YEAR ENDED DECEMBER 31, 2025	$0
FISCAL YEAR ENDED DECEMBER 31, 2024	$0

Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit of our financial statements which have not been reported under Audit Fees above.

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

There are four significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Bermuda law and our bye-laws, our non-management directors do not regularly hold executive sessions without management, and we do not expect them to do so in the future. The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of one independent member of our Board of Directors. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

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

We maintain various cybersecurity measures to safeguard our systems and data. We have implemented processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems and data encryption and are designed to evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. We engage and rely on third-party cybersecurity specialists to enhance the effectiveness of our cybersecurity processes, improve our internal capabilities and stay abreast of evolving cybersecurity risks and best practices. We evaluate potential cybersecurity risks associated with our use of these third-party service providers and manage any identified risks in conjunction with such parties. In 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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
87

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

8.1	Subsidiaries of Nordic American Tankers Limited*

11.1	Insider trading policy

12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer.*

12.2	Rule 13a-14(a) /15d-14(a) Certification of the Chief Financial Officer.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Independent Registered Public Accounting Firm – KPMG AS.*

15.2	Consent of Fearnleys*

97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase Document

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORDIC AMERICAN TANKERS LIMITED
/s/Herbjørn Hansson	April 29, 2026
Name: Herbjørn Hansson
Title: Founder, Chairman, President, and Chief Executive Officer

NORDIC AMERICAN TANKERS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Nordic American Tankers Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2026 expressed an unqualified opinion on those consolidated financial statements.

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
April 29, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nordic American Tankers Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nordic American Tankers Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2026,  expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Impairment indicators of vessels

As discussed in Note 4 to the consolidated financial statements, the carrying value of vessels as of December 31, 2025 was $748,207 thousand. As discussed in Note 2 to the consolidated financial statements, at each reporting date, the Company reviews its vessels for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of estimated cash flows, influenced primarily by future charter rates. The Company did not identify any indicators of impairment as of December 31, 2025.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s identification and evaluation of indicators of impairment, including an assessment of estimated future charter rates. We evaluated the Company’s estimated future charter rates for 2026 and 2027 by comparing the Company’s historical expected future charter rates to actual charter rates and comparing current expectations of charter rates to forecasts from brokers and publicly available information about the industry. To evaluate the Company’s estimated charter rates from 2028 to the end of the useful life of the vessel, we compared the Company’s estimated future charter rates to both Company specific historical results and to historical charter rates from brokers and publicly available information about the industry.

/s/ KPMG AS

We have served as the Company’s auditor since 2015.

Oslo, Norway
April 29, 2026

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2025	2024	2023
Voyage Revenues	291,690	349,742	391,687
Other Income	730	-	-
Voyage Expenses	(109,880)	(124,646)	(129,507)
Vessel Operating Expenses	(66,938)	(62,809)	(60,003)
Depreciation Expense	(57,735)	(56,151)	(51,397)
Gain on Disposal of Vessels	16,621	-	-
General and Administrative Expenses	(28,143)	(28,825)	(22,890)
Net Operating Income	46,345	77,311	127,890
Interest Income	1,608	731	1,302
Interest Expense	(35,752)	(30,739)	(30,498)
Other Financial Income (Expense)	118	(670)	137
Total Other Expenses	(34,026)	(30,678)	(29,059)
Net Income Before Income Taxes	12,319	46,633	98,831
Income Tax Expense (benefit)	(48)	10	(120)
Net Income	12,271	46,643	98,711

Basic and Diluted Income per Share	0.06	0.22	0.47
Basic Average Number of Common Shares Outstanding	211,750,663	209,227,286	208,796,444
Diluted Average Number of Common Shares Outstanding	211,750,663	209,898,006	208,811,300

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
All figures in USD ‘000, except share and per share amount

	Year Ended December 31,
	2025	2024	2023
Net Income	12,271	46,643	98,711
Other Comprehensive Income (Loss)
Translation Differences	625	(55)	(89)
Unrealized Gain (Loss) on Defined benefit plan	42	327	(192)
Other Comprehensive Income (Loss)	667	272	(281)
Total Comprehensive Income	12,938	46,915	98,430

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2025, AND 2024
All figures in USD ‘000, except share and per share amount

	As of December 31,
Assets	2025	2024
Current Assets
Cash and Cash Equivalents	45,863	39,177
Restricted Cash	-	5,207
Accounts Receivable, Net	19,039	16,223
Prepaid Expenses	8,401	6,227
Inventory	19,930	21,931
Voyages in Progress	17,566	6,570
Other Current Assets	4,053	3,436
Vessels Held for Sale	36,016	-
Total Current Assets	150,868	98,771
Non-Current Assets
Vessels	748,207	715,273
Right of Use Assets	738	975
Other Non-Current Assets	2,351	2,568
Total Non-Current Assets	751,296	718,816
Total Assets	902,164	817,587

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	2,528	4,257
Accrued Voyage Expenses	15,242	12,294
Deferred Revenue	3,836	5,632
Other Current Liabilities	10,410	7,572
Dividends Payable	0	8,470
Current Portion of Long-Term Debt	35,404	21,560
Total Current Liabilities	67,420	59,785
Non-Current Liabilities
Long-Term Debt	388,740	248,144
Other Non-Current Liabilities	483	845
Total Non-Current Liabilities	389,223	248,989

Commitments and Contingencies	-	-

Shareholders’ Equity
Common Stock, par value $0.01 per share 360,000,000 authorized, 211,750,663 and 211,750,663 issued and outstanding at December 31, 2025, and 2024, respectively.	2,117	2,117
Additional Paid-In Capital	198,206	198,206
Contributed Surplus	244,955	321,185
Accumulated Other Comprehensive Loss	(1,155)	(1,822)
Retained Earnings (Accumulated Deficit)	1,398	(10,873)
Total Shareholders’ Equity	445,521	508,813
Total Liabilities and Shareholders’ Equity	902,164	817,587

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
All figures in USD ‘000, except number of shares

	Number of Shares	Treasury Shares	Common Stock	Additional Paid-In Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance at January 31, 2023	208,796,444	-	2,087	188,801	507,134	(1,813)	(156,227)	539,982
Net Income	-	-	-	-	-	-	98,711	98,711
Other Comprehensive Loss	-	-	-	-	-	(281)	-	(281)
Share Based Compensation	-	-	-	2,203	-	-	-	2,203
Dividends	-	-	-	-	(102,311)	-		(102,311)
Balance at December 31, 2023	208,796,444	-	2,087	191,004	404,823	(2,094)	(57,516)	538,304
Net Income	-	-	-	-	-	-	46,643	46,643
Common Shares Issued, net of $0.3 million issuance cost	2,954,219	-	30	8,902	-	-	-	8,932
Other Comprehensive Income	-	-	-	-	-	272	-	272
Share Based Compensation	-	-	-	1,847	-	-	-	1,847
Repurchase of Equity Awards	-	-	-	(3,547)	-	-	-	(3,547)
Dividends	-	-	-	-	(83,638)	-	-	(83,638)
Balance at December 31, 2024	211,750,663	-	2,117	198,206	321,185	(1,822)	(10,873)	508,813
Net Income	-	-	-	-	-	-	12,271	12,271
Other Comprehensive Loss	-	-	-	-	-	667	-	667
Share Based Compensation	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(76,230)	-	-	(76,230)
Balance at December 31, 2025	211,750,663	-	2,117	198,206	244,955	(1,155)	1,398	445,521

The accompanying notes are an integral part of these consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
All figures in USD ‘000

	Year Ended December 31,
Cash Flows from Operating Activities	2025	2024	2023
Net Income	12,271	46,643	98,711
Reconciliation of Net Income (Loss) to Net Cash Provided by / (Used In) Operating Activities
Depreciation Expense	57,735	56,151	51,397
Impairment Loss on Vessels	-	-	-
Gain on Disposal of Vessels	(16,621)	-	-
Drydock Expenditure	(17,321)	(1,874)	(9,497)
Amortization of Deferred Finance Costs	745	850	1,447
Share-based Compensation	-	1,847	2,203
Other, net	273	(590)	(150)

Changes in Operating Assets and Liabilities
Accounts Receivables	(2,877)	10,065	(5,813)
Inventory	2,000	9,252	(5,753)
Prepaid Expenses and Other Current Assets	(2,791)	(2,763)	2,558
Accounts Payable and Accrued Liabilities	(2,594)	3,970	(8,477)
Voyages in Progress	(10,996)	4,607	12,819
Net Cash Provided by Operating Activities	19,824	128,158	139,445

Cash Flows from Investing Activities
Investment in Vessels	(134,450)	(870)	(73,526)
Investment in Other Fixed Assets	-	(1,750)	(144)
Proceeds from Sale of Vessels	46,751	-	-
Net Cash Used in Investing Activities	(87,699)	(2,620)	(73,670)
Cash Flows from Financing Activities
Proceeds from Borrowing activities	190,659	-	-
Proceeds from Issuance of Common Stock	-	8,932	-
Repurchase of Equity Awards	-	(3,547)	-
Proceeds from Vessel Financing	-	-	54,000
Repayment of Vessel financing	(26,227)	(20,662)	(14,671)
Repayments on Borrowing Facility	(8,225)	(12,079)	(44,549)
Transaction Costs Borrowing Facilities	(2,514)	-	(669)
Dividends Distributed	(84,700)	(87,695)	(89,783)
Net Cash Provided by / (Used In) Financing Activities	68,993	(115,051)	(95,672)
Net Increase / (Decrease) in Cash, Cash Equivalents, and Restricted Cash	1,118	10,487	(29,897)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Year	44,384	33,361	63,302
Effect of Exchange Rate Changes on Cash and Cash Equivalents	361	536	(44)
Cash, Cash Equivalents, and Restricted Cash at End of Year	45,863	44,384	33,361
Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	45,863	39,177	31,078
Restricted Cash	-	5,207	2,283
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	45,863	44,384	33,361
Cash Paid for Taxes	33	10	23
Cash Paid for Interest, Net of Amounts Capitalized	35,007	29,890	29,040

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

The Company is an international tanker company that had a fleet of 20 Suezmax tankers as of December 31, 2025. During 2025, the Company acquired the vessels Nordic Galaxy in March 2025 and Nordic Moon in April 2025 and sold the vessels Nordic Apollo in February 2025 and Nordic Castor in June 2025. In December 2025, the Company entered into agreements to sell the vessels Nordic Luna and Nordic Sprinter, which were delivered to the buyers in January 2026 and were classified as held for sale as of December 31, 2025. In addition, the Company signed a letter of intent on November 6, 2025, effectively entering into a shipbuilding contract with a South Korean shipyard for the construction of two Suezmax tankers scheduled for delivery in the second half of 2028. These transactions are part of the Company’s ongoing strategy to renew and modernize its fleet while maintaining a homogeneous Suezmax fleet.

The vessels in the fleet are considered homogeneous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo. The fleet of 20 Suezmax tankers are predominantly employed in the spot market, with some vessels chartered out on longer term time charter contracts. The two vessels built in 2022 are chartered out on six-year time charter agreements that expire in 2028, one vessel built in 2016 is chartered out on a five-year contract that commenced in late 2024 and one 2018-built vessel is chartered out on a two-year contract that also commenced in late 2024. Occasionally the Company also charters out vessels on shorter-term time-charter agreements. The company have two vessels classified as “Held for Sale” as of December 31, 2025.

The Company’s Fleet

The Company’s fleet as of December 31, 2025, consists of 20 Suezmax crude oil tankers of which the vast majority have been built in Korea.

Vessel	Built in	Deadweight Tons
Nordic Pollux	2003	150,103
Nordic Luna	2004	150,037
Nordic Sprinter	2005	159,089
Nordic Freedom	2005	159,331
Nordic Skier	2005	159,089
Nordic Cross	2010	158,475
Nordic Light	2010	158,475
Nordic Vega	2010	163,940
Nordic Breeze	2011	158,597
Nordic Zenith	2011	158,645
Nordic Galaxy	2016	157,781
Nordic Hawk	2016	158,594
Nordic Moon	2016	157,718
Nordic Star	2016	157,738
Nordic Space	2017	157,582
Nordic Aquarius	2018	157,338
Nordic Cygnus	2018	157,526
Nordic Tellus	2018	157,407
Nordic Harrier	2022	157,094
Nordic Hunter	2022	157,037

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Foreign Currency Translation: The functional currency of the Company is the United States (“U.S.”) dollar as substantially all revenues are denominated in U.S. dollars, and the majority of the expenditures are incurred and paid in U.S. dollars. Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. The Company’s subsidiaries NAT Chartering AS, and the European branch of Scandic American Shipping Ltd, have Norwegian kroner as their functional currency. All assets and liabilities of those entities are translated into U.S. dollars as of each balance sheet date. Translation gains and losses are reflected in shareholders’ equity as part of accumulated other comprehensive loss.

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

Vessels: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for its initial voyage) less accumulated depreciation and impairment. Financing costs incurred during the construction period of the vessels are capitalized and included in vessels’ cost for qualifying assets. Certain subsequent expenditures for conversions and major improvements are capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated residual value and is expensed over the estimated useful life of the related assets using the straight-line method. The residual value is estimated to be $8.0 million per vessel, and the estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Estimated useful life of ballast tank improvements is eight years. Ordinary repairs and maintenance are expensed as incurred. Vessels are classified separately as held for sale as part of current assets in the balance sheet when their carrying amount is expected to be recovered through a sale rather than continued use. For this to be the case, certain criteria should be met including, but not limited to, that the vessel must be available for immediate sale in its present condition, an active program to locate a buyer must be initiated, its sale must be highly probable, and the sale should be expected to be completed within one year. Vessels classified as held for sale are stated at their fair value less cost to sell. Fair value is based on broker estimates that could be adjusted if there are comparable transactions available.

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

Segment Information: The Company has identified only one operating segment for which it derives all of its revenues, the ocean transportation of crude oil in international markets by its fleet of Suezmax tankers. The Company does not provide a geographical analysis because the Company’s business is global in nature and the location of its vessels continually changes. The Company’s chief operating decision maker (“CODM”) is our Chairman and Chief Executive Officer. The CODM assesses segment performance and allocates resources based on segment measures of consolidated net income and consolidated total assets as reported in our Consolidated Statement of Operations and Consolidated Balance Sheets, respectively. The CODM reviews quarterly variances of consolidated net income and consolidated total assets in light of market trends and cash flow forecasts when making resources allocation decisions.

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

Two of the Company’s subsidiaries are located in Norway and are subject to income tax in that jurisdiction at 22% for the years ended December 31, 2025, 2024 and 2023, respectively, of their taxable profit. The income tax expensed for year ended December 31, 2025, 2024 and 2023 was ($48,000), $10,000 and ($120,000), respectively. Deferred tax assets related to these entities are insignificant. The Company does not have any unrecognized tax benefits, material accrued interests or penalties related to income taxes.

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

For the years ending December 31, 2025, December 31, 2024, and December 31, 2023, two customers accounted for 18.14%, two customers accounted for 22.5% and one customer for 20.5% of the voyage revenues, respectively.

Accounts receivable, Net, as of December 31, 2025, and December 31, 2024, were $19.039 million and $16.233 million, respectively. As of December 31, 2025, six charterers accounted for 60.85% of the outstanding accounts receivable, each representing 14.32%, 13.60%, 9.95%, 9.20%, 7.65% and 6.13% of the balance. As of December 31, 2024, six charterers accounted for 65.7% of the outstanding accounts receivable, each representing 21.2%, 13.4%, 12.7%, 7.1%, 5.8% and 5.5% of the balance. Accounts Receivable, Net, as of December 31, 2025, and December 31, 2024, are net of a provision for credit losses of $406,103 and $195,000, respectively.

Recently Adopted Accounting Standards and Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update expands the required disclosures related to income taxes, including additional detail on the effective tax rate reconciliation and taxes paid. The implementation of ASU 2023-09 did not have a material effect on the Company’s consolidated financial statements.

In November 2024, the Financial Accounting Standards Board issued ASU 2024-03, Income Statement—Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires enhanced disaggregation of certain expense categories presented in the income statement. The guidance is intended to improve transparency by requiring additional detail about the nature and composition of expenses. The Company is currently evaluating the impact of adopting ASU 2024-03 on its financial statement and disclosure.

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

3.	REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split:

All figures in USD ‘000	2025	2024	2023
Spot Charter Revenues	211,952	273,633	346,409
Time Charter Revenues	79,738	76,109	45,278
Total Voyage Revenues	291,690	349,742	391,687

The future minimum revenues as at December 31, 2025, related to time charter agreements are as follows:

All figures in USD ‘000	Amount
2026	60,148
2027	31,516
2028	20,637
2029	13,156
2030 and thereafter	1,622
Total Future Minimum Revenues	127,079

Time charter revenues specified in the table above include revenues from six vessels in 2026, three vessels in 2027, three vessels in 2028 and one vessel in 2029.

Our spot voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations. As of December 31, 2025, and 2024, the Company has capitalized fulfilment costs of $0.7 million and $1.5 million, respectively. Revenues from two customers amounted to 18.14%, from two customer 22.5% and from two customer 20.5% of the Company consolidated revenues for the twelve months ended December 31, 2025, 2024 and 2023, respectively.

Accounts receivable, net as at December 31, 2023 were $26.3 million. Voyages in progress current assets were $11.2 million as at December 31, 2023. Deferred revenue current liabilities were $3.9 million as at December 31, 2023.

The Company recognized $5.6 million in voyage revenue for the year ended December 31, 2025, that was included in deferred revenue as at December 31, 2024. The Company recognized $3.9 million in voyage revenue for the year ended December 31, 2024 that was included in the deferred revenue as at December 31, 2023.

Voyages in progress current assets were $17.6 million and $6.6 million as of December 31, 2025, and 2024, respectively. Voyages in progress current assets fluctuate based on the number of vessels on time charter hire at year-end, the time charter fixture rates and the vessels overall progress towards their discharge port of destination. As of December 31, 2025 there were a total of 9 vessels fixed on spot charters compared to a total of 8 voyages fixed on spot charters as of December 31, 2024.

4.	VESSELS

Vessels consists of the carrying value of 20 vessels for the year ended December 31, 2025, and December 31, 2024, respectively. Vessels includes capitalized drydocking costs.

All figures in USD ‘000	2025	2024
Vessels Cost as of January 1	1,153,392	1,152,522
Additions Vessels	133,748	870
Disposals Vessels	(102,716)	-
Drydocking Cost as of January 1	81,473	79,599
Additions Drydocking	23,242	1,874
Disposals Drydocking	-	-
Total Cost Vessels and Drydocking	1,289,139	1,234,865
Less Accumulated Depreciation	(490,843)	(505,519)
Less Accumulated Impairment Loss on Vessels	(14,073)	(14,073)
Less Vessels Held for Sale	(36,016)	-
Net Book Value Vessels as of December 31	748,207	715,273

Impairment and Gain on Disposal of Vessels

The Company has not recorded impairment losses on any of its vessels for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

The Company sold and delivered two vessels during 2025, the 2003 build Nordic Apollo and the 2004 build Nordic Castor. The aggregated gains of $16.6 million recognized on these sales is presented as “Gain on Disposal of Vessels” in the consolidated statement of operations. No vessels were sold in 2024.

If events or change in circumstances indicate that carrying amounts may not be recoverable, the Company reviews its vessels for impairment on an asset-by-asset basis by comparing the carrying value of its vessels to estimated undiscounted cash flows for the remaining useful life of its vessels. If applicable, the Company develops undiscounted future cash flows for the remaining useful life of the vessels with assumptions and estimates made based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated charter rates. Charter rates are volatile, and the analysis have in prior periods been based on market rates obtained from third parties, in combination with historical rates achieved by the Company. No events or change in circumstances were identified as of December 31, 2025, that indicated that the carrying values may not be recoverable.

5.	RELATED PARTY TRANSACTIONS

The Company has an agreement with a company owned by a Board member for the use of an asset for corporate and marketing activities. The Company has in 2025, 2024 and 2023 paid operating costs of $1.8 million, $1.4 million and $1.3 million, and fees associated with actual use. In 2025, 2024 and 2023, the Company recognized an expense of $0.1 million, $0.1 million and $0.2 million, respectively, for utilization of the asset. No amounts were due to the related party as of December 31, 2025, or December 31, 2024.

6.	OTHER NON-CURRENT ASSETS

All figures in USD ‘000	2025	2024
Fixture, Furniture and Equipment, Net	641	749
Other property, plant and equipment	1,710	1,819
Total as of December 31,	2,351	2,568

7.	SHARE-BASED COMPENSATION PLAN

In 2011, the Board of Directors decided to establish an incentive plan, and the Company has amended its 2011 Equity Incentive Plan (the “Plan”) in 2015, 2019 and 2022. 4,000,000 stock options were authorized under the Plan, as of December 31, 2023. The Stock Option plan was settled during 2024, and no option were authorized under the plan, as of December 31, 2024.

Stock Option Awards

In October 2022, 989,000 stock options granted in 2019 under the 2011 Equity Incentive Plan vested without any options being exercised as the strike price was above the share price at the vesting date. After the expiration in October 2022, these options became eligible for re-distribution, and the Company had a total of 1,000,000 stock options available for redistribution.
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

*Applied nil as the exercise price is adjusted for dividends

The expected volatility was based on historical volatility observed from historical company-specific data during the two years prior to the grant date. The compensation expense related to equity incentive awards was $1.8 million and $2.2 million for the years ended December 31, 2024 and December 31, 2023, respectively. During 2023, 135,000 stock options forfeited and a cost of $0.1 million was reversed. No stock options were forfeited during 2024 and as of November 1, 2024, upon expiration of the vesting period, there were 3,855,000 options outstanding. The Company decided to settle the outstanding stock options for a cash payment to the participants of $1.15 per option. The Company calculated the fair value of the stock option to be $0.93 as of the settlement and as such the settlement is $0.23 higher than the fair value. The Company recognized compensation cost of $0.89 million in November 2024, related to the settlement of the option.

8.	LONG-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

The Company has two lenders financing its fleet of twenty Suezmax tankers; (1) Senior Secured Credit Facility – Beal Bank (Amended and Restated 2025), secured by seven vessels, Nordic Space, Nordic Star, Nordic Breeze, Nordic Zenith, Nordic Cross, Nordic Light and Nordic Vega. (2) Ocean Yield, financing of  eight of our vessels, Nordic Aquarius, Nordic Cygnus, Nordic Tellus, Nordic Harrier, Nordic Hunter, Nordic Hawk, Nordic Galaxy and Nordic Moon.

Senior Secured Credit Facility – Beal Bank (Amended and Restated 2025)

On February 6, 2025, the Company entered into a five-year Senior Secured Credit Agreement with Beal Bank, referred to as the “Amended and Restated Agreement”, maturing in February 2029, in the aggregate amount of $150 million. The Amended and Restated Agreement amended the previous loan agreement with Beal Bank which matured in February 2025. In connection with the amended and restated agreement, restrictions on cash have been lifted and as of December 31, 2025, the Company does not hold any restricted cash.

The Amended and Restated Facility refinanced the Company’s previous 2019 Senior Secured Credit Facility and $30 million accordion loan. The facility consists of an existing loan of approximately $72 million and a new disbursement of approximately $78 million and is structured as a single loan secured by seven Suezmax vessels (the “Revised Collateral”). Vessels that were pledged under the previous facility are no longer part of the collateral package.

In addition, the facility includes a $100 million delayed draw facility available for future fleet expansion, subject to a maximum loan-to-value ratio of 50%. Amounts drawn under the delayed draw facility may be subject to mandatory prepayment unless otherwise waived by the lender. The Amended and Restated Agreement includes financial covenants requiring the Company to maintain minimum liquidity of $20.0 million and a maximum loan-to-vessel value ratio of 70%. The agreement also includes a semi-annual Excess Cash Sweep mechanism based on aggregate revenues generated by the collateral vessels, less;
(i) amounts due to the lenders and agent, and
(ii) fixed per-vessel daily amounts representing estimated operating expenses, capital expenditures and general and administrative expenses.
The percentage of Excess Cash to be prepaid depends on the loan-to-value ratio (LTV) at the time of calculation:

•    LTV < 50% → 25% of Excess Cash must be prepaid

•    LTV ≥ 50% but < 70% → 50% of Excess Cash must be prepaid

•    LTV ≥ 70% → 100% of Excess Cash must be prepaid

The seven vessels released from the collateral are unencumbered; however, as of the reporting date, only one of these vessels remains unsold. This provides the Company with some additional financial flexibility. The Amended and Restated Agreement also contains customary events of default and acceleration provisions, including provisions related to material adverse changes. However, given that the value of the collateral significantly exceeds the outstanding loan balance, the Company believes the risk of acceleration to be remote. Excess Cash Sweep calculations are performed on a semi-annual basis under the Amended and Restated Agreement, compared to quarterly calculations under the previous facility.

Ocean Yield Financing

The Company has three vessels that were built and delivered in 2018. Under the terms of the financing agreement, the lender provided financing of 77.5% of the purchase price for each of the three vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements and has the option to purchase the vessels after eighty-four months. The purchase options have to be declared six months in advance of the anniversaries for each vessel. The options related to the eighty-four month’s anniversaries expired during 2025. The financing agreements include interest charges composed of a floating term Secured Overnight Financing Rate (“SOFR”) element that is subject to annual adjustment, plus a margin of 4.52% and a credit adjustment spread of 0.26%. The Company has incurred $2.3 million in financing cost, including the amended financing costs entered into May 2025, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million, and a minimum vessel value to outstanding lease clause.

During May 2025, the Company entered into an amendment to the financing agreement related to the three 2018-built vessels with Ocean Yield. The amendment increased the outstanding principal by approximately $15 million per vessel and extended the maturity of the financing by 60 months from the original due date. Under the amended agreement, the financing carries a reduced interest margin compared to the original agreement and the repayment profile was modified to include amortization over 36 months followed by a final balloon payment of approximately $13.4 million per vessel. Following the amendment, the total outstanding lease obligation, related to the three 2018 build vessels, increased to approximately $120 million.

The outstanding amounts under this financing arrangement were $113.4 million and $78.1 million as of December 31, 2025, and 2024, respectively, where $10.7 million and $9.3 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

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

The outstanding amounts under this financing arrangement were $68.3 million and $73.8 million as of December 31, 2025, and 2024, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

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

The outstanding amounts under this financing arrangement were $41.5 million and $47.5 million as of December 31, 2025, and 2024, respectively, where $5.9 million and $5.9 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of Nordic Galaxy & Nordic Moon

The 2016-built vessels, Nordic Galaxy and Nordic Moon, was delivered to the Company in April 2025. Under the terms of the financing agreement, the lender provided financing of 50% of the purchase price. Upon delivery of the vessel, the Company entered into an eight-year bareboat charter agreement. The Company has an obligation to purchase the vessels for $8.6 million per vessel upon the completion of the eight-year bareboat charter agreement and has the option to purchase the vessel after sixty and eighty-four months. The financing agreement has an interest rate as of December 31, 2025, composed of a floating term SOFR element subject to monthly adjustments and a margin of 3.70%. The financing agreement contains certain financial covenants requiring the Company on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $61.6 million as of December 31, 2025, where $6.0 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

As of December 31, 2025, the aggregate annual principal payments required to be made under the Company’s outstanding debt facilities are as follows:

Debt repayments in $’000s*	Total	2026	2027	2028	2029	2030	More than 5 years
2025 Senior Secured Credit Facility, amended and restated $150	142,781	7,500	7,500	7,500	120,281	0	0
Financing of 2018-built Vessels	113,394	11,061	11,061	11,091	11,061	11,061	58,061
Financing of 2022-built Vessels	68,344	5,500	5,500	5,515	5,500	5,500	40,830
Financing of 2016-built Vessel	41,524	6,000	6,000	6,016	6,000	6,000	11,508
Financing of 2025-built Vessels	61,667	6,083	6,083	6,100	6,083	6,083	31,235
Total	427,710	36,143	36,143	36,222	148,925	28,643	141,634

The Company monitors compliance with financial covenants on a regular basis and as of December 31, 2025, the Company was in compliance with the financial covenants in its debt facilities. The financial minimum liquidity covenant has historically been the most sensitive covenant. As of December 31, 2025, the cash balance of the Company was $45.86 million.

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

All figures in USD ‘000	2025	2024	2023
Interest Expenses, net of capitalized interest	35,007	29,889	29,040
Amortization of Deferred Financing Costs	745	850	1,458
Total Interest Expenses	35,752	30,739	30,498

There are no interest expenses capitalized for the years ended December 31, 2025, 2024 and 2023, respectively.

10.	OTHER CURRENT LIABILITIES

All figures in USD ‘000	2025	2024
Accrued Expenses	8,551	3,840
Other Liabilities	242	344
Tax deductions payable	989	2,789
Accrued holiday pay	628	599
Total as of December 31,	10,410	7,572

11.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

All figures in USD except number of shares and earnings (loss) per common share	2025	2024	2023
Numerator:
Net Income (Loss)	12,271	46,643	98,711
Denominator:
Basic - Weighted Average Common Shares Outstanding	211,750,663	209,227,286	208,796,444
Dilutive – Weighted Average Common Shares Outstanding	211,750,663	209,898,006	208,811,300
Earnings (Loss) per Common Share:
Basic and dilutive	0.06	0.22	0.47

12.	SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of December 31, 2022	360,000,000	208,796,444	2,087
$60 million 2022 ATM	-	-	-
Balance as of December 31, 2023	360,000,000	208,796,444	2,087
$60 million 2022 ATM	-	2,954,219	30
Balance as of December 31, 2024	360,000,000	211,750,663	2,117
$60 million 2022 ATM	-	-	-
Balance as of December 31, 2025	360,000,000	211,750,663	2,117

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

Subsequent to December 31, 2024, the Company has filed a new registration statement on March 11, 2025. The registration statement contained two prospectuses, a F-3 Shelf registration and a sales agreement prospectus referred to as the At Market Issuance Sales Agreement (ATM) with B. Riley Securities Inc. dated March 11, 2025.The ATM was declared effective on March 31, 2025.

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

The Share Premium Fund was $176.0 million and $176.0 million as of December 31, 2025, and 2024, respectively.

Contributed Surplus Account

The Company’s Contributed Surplus Account as defined by Bermuda law, consists of amounts previously recorded as share premium, transferred to Contributed Surplus Account when resolutions are adopted by the Company’s shareholders to make Share Premium Fund distributable or available for other purposes. As indicated by the laws governing the Company, the Contributed Surplus Account can be used for dividend distribution and to cover accumulated losses from its operations. There are no legal or regulatory restrictions, other than approval by the Board of Directors, that limit the Company’s ability to authorize dividend distributions from contributed surplus

For the year ended December 31, 2025, the Company has declared dividends of $76.2 million, or $0.36 per share, that has been charged to the Contributed Surplus Account. The Company has paid out $76.2 million of the declared dividends in 2025.

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

The Company’s Contributed Surplus account was $245.0 million, $321.2 million and $404.8 million as of December 31, 2025, 2024 and 2023, respectively.

Shareholders’ Rights Plan

On June 16, 2017, the Board of Directors adopted a new shareholders’ rights agreement and declared a dividend of one preferred share purchase right to purchase one one-thousandth of a Series A Participating Preferred Share of the Company for each outstanding common share, par value $0.01 per share. The dividend was payable on June 26, 2017, to shareholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a Series A Participating Preferred Share of the Company at an exercise price of $30.00, subject to adjustment. The Company can redeem the rights at any time prior to a public announcement that a person or group has acquired ownership of 15% or more of the Company’s common shares. As at December 31, 2025, no shares were issued pursuant to the plan.

This shareholders’ rights plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with, or a takeover of, the Company. Our shareholders’ rights plan is not intended to deter offers that the Board determines are in the best interests of our shareholders.

13.	COMMITMENTS AND CONTINGENCIES

No material claims have been filed against the Company as of December 31, 2025, and 2024.

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

The Company does not have any material commitments outside the ordinary operations of the Company as of December 31, 2025.

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

The carrying value and estimated fair value of the Company`s financial instruments at December 31, 2025, and 2024, are as follows:

All figures in USD ‘000 Recurring:	Fair Value Hierarchy Level	2025 Fair Value	2025 Carrying Value	2024 Fair Value	2024 Carrying Value
Cash and Cash Equivalents	1	45,863	45,863	39,177	39,177
Restricted Cash	1	-	-	5,207	5,207
Amended and Restated Credit Facility	2	(142,781)	(142,659)	(72,561)	(72,494)
Financing of 2018-built Vessels	2	(113,394)	(113,075)	(78,101)	(77,241)
Financing of 2022-built Vessels	2	(68,344)	(68,234)	(73,836)	(73,028)
Financing of Nordic Hawk	2	(41,524)	(41,437)	(47,524)	(46,941)
Financing of Nordic Moon / Nordic Galaxy	2	(61,667)	(61,564)	-	-

15.	SUBSEQUENT EVENTS

On January 14, 2026, and January 16, 2026, the two vessels, Nordic Sprinter and Nordic Luna, which were classified as held for sale as of December 31, 2025, were delivered to their new owner.

On January 16, 2026, the Company announced that the ship building contracts for construction of two new buildings with delivery in 2028 have been signed.

On February 9, 2026, the Company announced that it had agreed to sell one 2003-build Suezmax tanker for $25 million, with delivery during the second quarter of 2026.

On February 26, 2026, the Company declared a cash dividend of $0.17 per share in respect of the results for the fourth quarter of 2025. The dividend of $35.9 million was paid on March 24, 2026.

On March 17, 2026, the Company announced that it had agreed to sell one 2005-build Suezmax tanker for $40 million, with delivery during the second quarter of 2026.